FOCUS ENERGY TRUST

August 30, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 – 5 Street NW
Washington, DC 20549

82-34761

SUPPL

Dear Sir or Madam:

RE: Focus Energy Trust ("Focus") and FET Resources Ltd.
File no. 82-343761
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed are copies of the following documents of Focus:

Press Release – Confirmation of Cash Distributions	August 15, 2006
Other – Consolidated Balance Sheets – Pages 17-25	August 14, 2006
Form 52-209F2 – Certification of Interim Filings – CEO	August 14, 2006
Form 52-209F2 – Certification of Interim Filings – CEO	August 14, 2006
Management's Discussion and Analysis – Pages 5-16	August 14, 2006
Q2 2006 Interim Financial Statements	August 14, 2006
Alternative Monthly Report – Filed Pursuant to National Instrument 62-103	August 10, 2006
Press Release – Q2 2006 Financial & Operating Results	August 10, 2006
Press Release – Increase in Exchangeable Share/Exchange Ratio	August 1, 2006
Press Release – Q3 Distributions	July 12, 2006
Form 51-102F3 – Material Change Report	July 5, 2006
Press Release – Increase in Exchangeable Share/Exchange Ratio	July 4, 2006
Press Release – Completion of Plan of Arrangement with Profico Energy Management Ltd.	June 27, 2006
Report on Voting Results	June 27, 2006
Press Release – Approval of Plan of Arrangement with Profico Energy Management Ltd.	June 26,2006
Press Release – Cash Distributions	June 15, 2006
Oil & Gas Annual Disclosure Filing (Forms 51-101F2)	June 7, 2006
Press Release – Mailing of Joint Information Circular	June 6, 2006
Certificate – RE: Dissemination to Shareholders	June 2, 2006
Press Release – Increase in Exchangeable Share/Exchange Ratio	June 1, 2006

9/19

Suite 3300, 205 5th Avenue SW, Calgary, Alberta T2P 2V7
www.focusenergytrust.com Tel: [403] 781-8409 Fax: [403] 781-8408 Email: investors@focusenergytrust.com

Form of Proxy	May 30, 2006
Management Information Circular	May 30, 2006
Notice of Special Meeting	May 30, 2006
Voting Direction for Holders of Exchangeable Shares	May 30, 2006
Q1 2006 Interim Report	May 17, 2006
Notice of the Meeting and Record Date	May 16, 2006
Form 52-209F2 – Certification of Interim Filings – CEO	May 15, 2006
Form 52-209F2 – Certification of Interim Filings – CEO	May 15, 2006
Management's Discussion & Analysis	May 15, 2006
Interim Financial Statements	May 15, 2006
Consolidated Balance Sheets (unaudited) – Page 1	May 15, 2006
Consolidated Balance Sheets (unaudited) – Pages 15-22	May 15, 2006
Press Release – Cash Distributions	May 15, 2006
Press Release – Q1 2006 Financial & Operating Results	May 11, 2006
Arrangement Agreement	May 2, 2006
Form 51-102F3 – Material Change Report	May 2, 2006
Press Release - Increase in Exchangeable Share/Exchange Ratio	May 1, 2006
Press Release – Announces Business Combination with Profico Energy Management Ltd.	April 23, 2006
Press Release – Correction in the ex-distribution date as reported in press release dated April 17, 2006	April 20, 2006
Press Release – Continues Distributions of $0.19 Per Unit	April 17, 2006
Certificate – RE: Dissemination to Shareholders	April 12, 2006
Certificate – RE: Dissemination to Shareholders	April 11, 2006
Press Release - Increase in Exchangeable Share/Exchange Ratio	April 3, 2006
Form of Proxy	March 30, 2006
Notice of Annual General Meeting of Unitholders	March 30, 2006
Notice of Annual General Meeting of Unitholders – Page 1	March 30, 2006
2006 N151-102 Mailing Request Form	March 30, 2006
Form 52-109FT1 – Certification of Annual Filings – CEO	March 30, 2006
Form 52-109FT1 – Certification of Annual Filings – CEO	March 30, 2006
Management's Discussion & Analysis	March 30, 2006
2005 Annual Report	March 30, 2006
2005 Annual Information Form	March 30, 2006
ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers	March 30, 2006
Audited Annual Financial Statements	March 30, 2006
Press Release – Filing of Annual Information Form	March 30, 2006
Press Release – Cash Distributions	March 15, 2006
Press Release – 2005 Financial and Operating Results	March 9, 2006
Press Release – Increase in Exchangeable Share/Exchange Ratio	March 1, 2006

FOCUS ENERGY TRUST

Press Release – Release of 2005 Tax Information for Canadian and U.S. Resident Unitholders	March 1, 2006
Notice of Meeting and Record Date	March 1, 2006
Press Release – Cash Distributions	February 15, 2006
Press Release – Increase in Exchangeable Share/Exchange Ratio	February 1, 2006
Press Release – Increase of Distributions to $0.19 Per Unit and Provides Update on Drilling Activity	January 13, 2006
Press Release – Increase in Exchangeable Share/Exchange Ratio	January 3, 2006
Press Release – Cash Distributions	December 15, 2006
Press Release – Increase in Exchangeable Share/Exchange Ratio	December 1, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

FOCUS ENERGY TRUST / FET RESOURCES LTD.

C. Knudsen

CAROL KNUDSEN
Manager, Human Resources & Investor Relations

CK:cee
Enclosures

82-34761

FOCUS ENERGY TRUST

ANNUAL INFORMATION FORM

2005

March 30, 2006

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as may be amended, including the regulations promulgated thereunder;

"**AcquisitionCo**" means FET Resources Ltd., a wholly owned subsidiary of the Trust;

"**Affiliate**" or "**Associate**" when used to indicate a relationship with a person or company, means the same as set forth in the *Securities Act* (Alberta);

"**Arrangement**" means the transaction described under the heading "General Development of the Business - History and Development - Focus Energy Trust" being the plan of arrangement involving the Trust, AcquisitionCo, Storm and Storm Energy Ltd. completed on August 23, 2002 under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Storm, certain growth assets of Storm were acquired by Storm Energy Ltd. and the shares of Storm Energy Ltd. were distributed to the former holders of common shares of Storm;

"**ARTC**" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Tax Credits";

"**Board of Directors**" or "**Board**" means the Board of Directors of FET Resources or its successors;

"**business day**" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"**Call Right**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively, as such terms are defined in the Exchangeable Share Provisions;

"**crude oil**" or "**oil**" means a mixture, consisting mainly of pentanes and heavier hydrocarbons, that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas;

"**Current Market Price of a Trust Unit**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the ten (10) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors, the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such Board of Directors shall be conclusive and binding;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"**Exchange Ratio**" means the exchange ratio used to determine the number of Trust Units a holder of Exchangeable Shares is entitled to receive upon an exchange of such shares, and at any time and in respect of each Exchangeable Share, shall initially be equal to one, and shall be cumulatively adjusted between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by: (i) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price of a Trust Unit on the first business day following the Distribution Record Date for such Distribution; and (ii) decreasing the Exchange Ratio on each record date for the payment of dividends to holders of Exchangeable Shares by FET Resources, if any, by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its

denominator the Current Market Price of a Trust Unit on the date that is seven (7) business days prior to that dividend record date. The Exchange Ratio shall also be adjusted in the event of certain other reorganizations or distributions in respect of the Trust Units as necessary on an economic equivalency basis;

"**Exchangeable Shares**" means the Series A Exchangeable Shares in the capital of FET Resources;

"**FET Resources**" means FET Resources Ltd., the corporation resulting from the amalgamation of Storm and AcquisitionCo pursuant to the Arrangement;

"**Focus**" or the "**Trust**" means Focus Energy trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"**Focus BC**" means Focus B.C. Energy trust, a trust established under the laws of Alberta;

"**Insolvency Event**" means the institution by FET Resources of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of FET Resources to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by FET Resources to contest in good faith any such proceedings commenced in respect of FET Resources within fifteen (15) days of becoming aware thereof, or the consent by FET Resources to the filing of any such petition or to the appointment of a receiver, or the making by FET Resources of its inability to pay its debts generally as they become due, or FET Resources not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to section 6.6 of the Exchangeable Share Provisions;

"**Market Redemption Price**" means the price per Trust Unit equal to the lesser of (i) 90% of the "market price", as calculated under the Trust Indenture, of the Trust Units on the principal market on which the Trust Units are tendered to the Trust for redemption; and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Trust Units are quoted for trading on the date the Trust Units are so tendered for redemption;

"**McDaniel**" means McDaniel and Associates Consultants Ltd., independent geological and petroleum engineering consultants of Calgary, Alberta;

"**McDaniel Report**" means the independent engineering evaluation of the Trust's oil, NGL and natural gas interests prepared by McDaniel dated February 2, 2006 and effective December 31, 2005;

"**natural gas**" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir which, under atmospheric conditions, is essentially gas but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis; that is, the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel;

"**natural gas liquids**" or "**NGLs**" means those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof;

"**Non-Resident**" means (i) a Person who is not a resident of Canada for the purposes of the *Tax Act* or (ii) a partnership that is not a Canadian partnership for the purposes of the *Tax Act*;

"**Notes**" means the unsecured, subordinate promissory notes issued by AcquisitionCo (now FET Resources) under the Arrangement;

"**NPI Agreement**" means the net profits interest agreement, as amended from time to time, dated August 23, 2002, between FET Resources and the Trust;

"**Paddock**" means Paddock Lindstrom & Associates Ltd., independent geological and petroleum engineering consultants of Calgary, Alberta;

"Paddock Report" means the independent engineering evaluation of the Trust's oil, NGL and natural gas interests prepared by Paddock dated January 19, 2006 and effective December 31, 2005;

"Permitted Investments" means (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, and (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"person" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"*pro rata* share" of any particular amount in respect of a holder of a Trust Unit at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

"Redearth Partnership" means the Redearth Partnership among Harvest Operations Corp. and FET Resources with respect to the Redearth Assets;

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Right who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Right;

"Special Voting Right" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Storm" means Storm Energy Inc., a predecessor corporation to FET Resources, incorporated under the ABCA;

"Subsequent Investment" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"Subsidiary" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"Support Agreement" means the support agreement entered into between the Trust and AcquisitionCo on August 23, 2002;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"Tommy Lakes Partnership" means Tommy Lakes Partnership, a general partnership formed under the laws of Alberta, the partners of which are FET Resources and Focus BC;

"Trust Indenture" means the trust indenture dated as of July 15, 2002 between Valiant Trust Company and Storm as amended from time to time;

"Trust Subsidiary" means FET ExchangeCo Ltd., a wholly-owned subsidiary of the Trust;

"**Trust Unit**" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"**Trust Unitholders**" or "**Unitholders**" means the holders from time to time of the Trust Units;

"**Trustee**" means Valiant Trust Company or such other trustee, from time to time, of Focus Energy Trust;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**US**" means the United States of America;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement entered into on August 23, 2002; and

"**Voting and Exchange Trust Agreement Trustee**" means Valiant Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder.

Words importing the singular number only include the plural, and *vice versa*, and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
NGLs	natural gas liquids
stb	stock tank barrels of oil
Mstb	thousand stock tank barrels of oil
Mboe	thousand barrels of oil equivalent
MMboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbls/d	barrels of oil per day

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Bcf	billion cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
m^3	cubic metres
MMbtu	million British Thermal Units
MMbtu/d	millions of British Thermal Units per day
GJ	gigajoule
GJ/d	gigajoules per day

Other

BOE or boe	means barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one bbl of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	MMbtu	0.948

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present values of reserves do not represent fair market value of reserves.

In particular, this Annual Information Form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of the oil and natural gas reserves;
- projections of commodity prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to realize the anticipated benefits of acquisitions; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. Neither the Trust nor FET Resources undertakes any obligation to publicly update or revise any forward-looking statements. See "*Management's Discussion and Analysis*".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this annual information form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust nor FET Resources undertakes any obligation to publicly update or revise any forward-looking statements.

FOCUS ENERGY TRUST

General

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7. The Trust was established to:

- invest in securities of FET Resources and participate in the Arrangement;
- acquire the net profits interest under the NPI Agreement;
- acquire or invest in other securities of FET Resources and in the securities of any other entity including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;
- dispose of any part of the property of the Trust, including, without limitation, any securities of FET Resources;
- temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, make other Permitted Investments as contemplated by the Trust Indenture, pay amounts payable by the Trust in connection with the redemption of any Units, and make distributions to Unitholders; and
- pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned by the Trust and the jurisdiction of incorporation, continuance or formation of the Trust's subsidiaries, partnerships and trusts either, direct and indirect, as at the date hereof.

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/Formation
FET Resources Ltd.	100%	Corporation	Alberta
FET Gas Production Ltd.	100%	Corporation	Alberta
Focus B.C. Trust	100%	Trust	Alberta
Tommy Lakes Partnership	100%	General Partnership	Alberta
Redearth Partnership	40%	General Partnership	Alberta

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust as at the date hereof.


Trust
Unitholders(1)
Trust Units
Exchangeable
Shareholders
Exchange Rights
Trust
100%
Common
Shares
100% Units
100% Common
Shares
ExchangeCo
Focus B.C.
Trust
FET Resources(3)
1%
40%
100%
99%
FET Gas
Production Ltd.(4)
Redearth Partnership
Tommy Lakes Partnership

Notes:

(1) The Unitholders own 100 percent of the Trust.

(2) Cash flow represents payments made by FET Resources and Focus B.C. Trust to the Trust in respect of interest payments on the Notes, income received by the Trust under the NPI Agreement, interest payment on a promissory note issued by Focus B.C. Trust and distributions made by Focus B.C. Trust. In addition to such amounts, prepayments in respect of principal on the Notes may be made from time to time by FET Resources to the Trust before the maturity of the Notes.

(3) FET Resources is a subsidiary of the Trust. The Trust will invest funds raised through any subsequent issuance of Units in additional securities of FET Resources to enable FET Resources to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from FET Resources as well as any repayments of principal on the Notes in securities of FET Resources to enable FET Resources to make capital expenditures.

(4) FET Gas Production Ltd. is a wholly owned subsidiary of FET Resources.

In accordance with the terms of the Trust Indenture and the Special Voting Right issued to the Trustee, holders of Units and holders of FET Exchangeable Shares are entitled to direct the Trust as to how to vote in respect of all matters to be placed before the Trust, including the election of directors of FET Resources, approving the Trust's financial statements, and appointing the auditors of the Trust.

GENERAL DEVELOPMENT OF THE BUSINESS

History and Development

Focus Energy Trust was established on August 23, 2002 for the purpose of implementing the Arrangement pursuant to Section 193 of the ABCA. The purpose of the Arrangement was to effect a reorganization that resulted in AcquisitionCo acquiring all of the common shares of Storm and each shareholder of Storm (other than Non-Residents or Tax-Exempt Shareholders) receiving: (i) at the election of such shareholder, either Trust Units or Exchangeable Shares, or a combination thereof; and (ii) common shares of Storm Energy Ltd. Non-Resident and Tax-Exempt Shareholders only received Trust Units and common shares of Storm Energy Ltd. for their common shares of Storm. AcquisitionCo and Storm subsequently amalgamated to form FET Resources. As a result of the completion of the Arrangement the Trust became the owner of all of the common shares of FET Resources and all of the Notes. Prior to the completion of the Arrangement, the common shares of Storm were listed and posted for trading on the TSX. On August 30, 2002, the Trust Units, Exchangeable Shares and the common shares of Storm Energy Ltd. began trading on the TSX.

On June 4, 2003 the Trust announced the completion of the Loon Lake Acquisition for $20.8 million, before closing adjustments and the subsequent exercise of a right of first refusal by another working interest owner. At the time of the acquisition, the Loon Lake Property was comprised of 50 gross (20.6 net) producing oil wells producing 385 barrels per day of 38° API oil and 80 Mcf/d of natural gas. The Loon Lake Acquisition includes both unit and non-unit interests at the Loon Lake Property. Approximately 84 percent of acquired production and 87 percent of the acquired reserves were represented by a 41.5 percent working interest in the Loon Slave Point G-Unit, which is operated by FET Resources. The Loon Lake Property also included a five year drilling option to earn a 50 percent interest in 21 sections of undeveloped lands, and ownership in oil processing and power generation facilities. The Loon Lake Acquisition originally included a 50 percent working interest in 15 sections of land and five standing natural gas wells at FET Resources' Tommy Lakes natural gas property in northeastern British Columbia but subsequent to closing another working interest owner exercised its right of first refusal. The Trust received $3.2 million in proceeds upon exercise of the right of first refusal. FET Resources acquired the properties from Storm Energy Ltd., which had three directors in common with FET Resources. The approval of the transaction was made by the unrelated directors of FET Resources based on an independent engineering evaluation.

On June 25, 2003, Focus issued 2,100,000 Trust Units at a price of $12.10 per Trust Unit for gross proceeds of $25,410,000 pursuant to a final Short Form Prospectus dated June 17, 2003.

On March 5, 2004 Focus announced the proposed acquisition of the Tommy Lakes Partnership and on April 1, 2004, Focus announced the completion of the acquisition of the Tommy Lakes Partnership in which it acquired additional working interests at its Tommy Lakes property in northeastern British Columbia for $110 million before closing adjustments. The acquisition was financed with a combination of debt drawn from Focus' existing credit facilities and a bought-deal financing of $74.5 million. Tommy Lakes is a high quality long life natural gas property which has a large accumulation of natural gas in place, and it is the principal natural gas producing asset of the Trust. This property is operated by Focus, has low operating costs and a decline rate of less than 14 percent. The Tommy Lakes area also contains the main development opportunities of Focus. The interests acquired had average production for January and February 2004 of approximately 11.7 MMcf/d of natural gas and 250 barrels per day of natural gas liquids. Total proved and probable reserves for the property at the time of acquisition were 11.7 million barrels of oil equivalent, being 62.4 Bcf of natural gas and 1.3 million barrels of natural gas liquids. Proven reserves represented 76.5 percent of total proved and probable reserves. Reserves were based on an independent engineering evaluation conducted by Paddock Lindstrom & Associates Ltd. effective April 1, 2004 and prepared in accordance with National Instrument 51-101. The acquisition represented 20,060 gross acres of undeveloped land (11,040 net acres), and the associated ownership in natural gas gathering and processing facilities.

On March 23, 2004, Focus issued 5,000,000 Trust Units at a price of $14.90 per Trust Unit for gross proceeds of $74,500,000 pursuant to a final Short Form Prospectus dated March 15, 2004.

On September 1, 2004, Focus announced that it had acquired a private company with gas assets in South Eastern Alberta for $18.5 million before closing adjustments. The acquisition was financed with debt drawn from Focus' existing credit facilities. The acquired company had average production of approximately 1.7 MMcf/d (283 BOE/d) in June of 2004. Production is 100 percent operated with an average working interest of 85 percent. Total proved and probable reserves as of September 1, 2004 were 10.8 Bcf of natural gas (1.8 million barrels of oil equivalent). Proven reserves represented 83 percent of total proven and probable reserves. Reserves were based on the Trust's internal evaluation which was prepared in accordance with National

Instrument 51-101. The properties acquired included 5,760 gross acres of undeveloped land (5,760 net acres) and the associated ownership in natural gas gathering and compression facilities. The acquisition of this shallow gas (Second White Specs, Medicine Hat and Milk River) production provides the Trust with an operating presence in one of the largest gas fairways in the Western Canadian Basin.

On August 12, 2005 Focus closed an acquisition of certain producing assets and undeveloped land immediately south of its existing Tommy Lakes field. Purchase price for the assets was $10.2 million and was financed with existing bank credit facilities. First year production from the assets is expected to average 0.9 MMcf/d of natural gas and 19 bbls/d of associated natural gas liquids. Total proved plus probable reserves are estimated to be 4.2 Bcf of natural gas and 88 mbbls of natural gas liquids. The acquired production is 100 percent working interest and the wells are tied in to the Focus owned and operated gathering system and facilities. The acquisition also includes 33,550 gross acres of undeveloped land with an average working interest of 85 percent.

Description of the Business and Operations

Focus Energy Trust

The Trust is a limited purpose trust and is restricted to:

- investing in shares of AcquisitionCo and acquiring the common shares of Storm and the Notes pursuant to the Arrangement;
- acquiring the net profits interest under the NPI Agreement;
- acquiring or investing in other securities of FET Resources and in the securities of any other entity including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;
- disposing of any part of the property of the Trust, including, without limitation, any securities of FET Resources;
- temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, make other Permitted Investments as contemplated by the Trust Indenture, pay amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and
- paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. Currently, the only income to be received by the Trust is from the interest received on the principal amount of Notes, under the NPI Agreement and distributions made by Focus BC. The Trust has been making monthly cash distributions to Trust Unitholders (since October 15, 2002) of the interest income earned from the Notes and the income earned under the NPI Agreement, after expenses, if any, and any cash redemptions of Trust Units.

FET Resources Ltd.

FET Resources is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in the provinces of British Columbia and Alberta. The business plan of FET Resources is to maximize returns to the Trust from FET Resources' oil and natural gas properties and related assets. Where possible, FET Resources intends to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential properties or acquisitions, FET Resources will consider a number of factors, including: (i) the present value of the future revenue from such properties from the proved producing, total proved and proved plus probable reserves, (ii) the

amount of potential for additional reservoir development, (iii) whether sufficient infrastructure exists in the prospect to provide for increased activity, (iv) the cost of any potential development, (v) investments in properties that exhibit medium to long life reserves, and (vi) the ability of FET Resources to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. **The Board of Directors may, in its discretion, approve asset or corporation acquisitions or investments that do not conform to these guidelines based upon the Board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.**

Significant Acquisitions and Significant Dispositions

Neither the Trust nor FET Resources made any significant acquisitions or dispositions in the fiscal year ended December 31, 2005. In 2006 to date, neither the Trust nor FET Resources made any significant acquisitions or dispositions.

Principal Properties

The following is a description of Focus' principal oil and natural gas properties as of December 31, 2005. The term "net", when used to describe Focus' share of production, means Focus' interest share after deduction of royalty obligations. The term "gross", when used to describe Focus' share of production, means Focus' interest share before deduction of royalty obligations. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2005. Reserve amounts are stated, before deduction of royalties, as at December 31, 2005 based on escalating cost and price assumptions as evaluated in the Paddock and McDaniel Reports (as defined below) prepared by Paddock Lindstrom and Associates Ltd. and McDaniel and Associates Consultants Ltd. (See "*Statement of Reserves Data and Other Oil and Gas Information*").

All of the Trust's producing properties are located onshore in Canada, specifically in six main areas in Alberta and British Columbia. These are comprised of the natural gas dominated areas of Tommy Lakes, Kotcho-Cabin, Pouce Coupe, Sylvan Lake, and Medicine Hat and the oil dominated area of Red Earth. The Trust has a high working interest in these properties which averages 70 percent, and 89 percent of the production and is operated by the Trust. Discussion of these areas follows.

Tommy Lakes, British Columbia

The Trust's largest single asset and main natural gas producing property is the Tommy Lakes area in northeastern British Columbia. The main producing zone at Tommy Lakes is the areally extensive blanket sand of the Triassic Halfway formation. Total pool original gas in place is in excess of 600 Bcf, of which approximately 31 percent has been produced to date. Although the reservoir is thick (more than 10 meters) and continuous, permeability is low, requiring all wells to be fracture stimulated to achieve stabilized rates of 600 to 800 Mcf/d, with natural gas liquids recovered at 20 barrels per million cubic feet.

During 2005, Focus' gross production from the Tommy Lakes property averaged 33.1 MMcf/d of natural gas and 681 bbls/d of natural gas liquids from 96 (91 net) wells. The base decline rate on the existing production is approximately 12 percent per year. Production at the property is compressed at four Focus-operated facilities and delivered into the Duke (Westcoast) system for further processing and delivery to markets. At December 31, 2005, Tommy Lakes represented approximately 67 percent of the Trust's reserves.

Focus invested $10.2 million in Q3 2005 to acquire production and undeveloped land immediately to the south of its Tommy Lakes property. The acquired production of approximately 0.9 MMcf/d and 19 bbls/d of associated natural gas liquids is 100 percent working interest and is tied in to the Focus owned and operated gathering system and facilities. The acquisition also included 33,550 gross acres of undeveloped land, the evaluation of which will lead to expansion of the Trust's drilling inventory at Tommy Lakes over the coming years. The Trust also acquired additional crown lands at Tommy during the year, and entered into a farm-in commitment with rolling options on a block of prospective lands to the northwest of our existing Halfway production. Combined, these three transactions have approximately doubled our acreage position at Tommy Lakes.

Subsequent to year-end the Trust has successfully completed its 12-well (11.0 net) winter drilling program at Tommy Lakes. Ten (10.0 net) of these wells were development wells drilled within the existing Tommy Lakes Halfway pool. All of these wells were cased and have been placed on production. Two wells (1.0 net) were exploratory tests drilled on the farm-in lands described above, which lie to the northwest of the existing Halfway pool. Both of these wells were cased and completed. Specific information concerning the results of these two wells is confidential.

This year's 10 well development program set out to achieve three main objectives:

- the continued efficient infill development of the Halfway A Pool;
- selective Halfway step-out drilling to continue to extend the economic boundaries of the main pool;
- the continued implementation of well design and program execution initiatives designed to maximize our cost efficiencies.

The program was successful in achieving all of these objectives and the overall winter program at Tommy Lakes came in as per our expectations. Based upon this continued success, Focus anticipates that the Tommy Lakes property will continue to be the main development area for the Trust, with several more years of similar sized development programs.

Red Earth, Alberta

The Trust's light oil production is concentrated in the Red Earth area, within which the main producing properties are Golden, Loon Lake, Loon Lake North, Evi, and Kitty. In 2005 Focus' gross production from the Red Earth area averaged 1,688 bbls/d of 38° API light sweet crude and 12 bbls/d of natural gas liquids. Approximately 47 percent of the Red Earth production is operated by Focus.

The majority of the Trust's development activity within the Red Earth area is concentrated at Loon Lake, which was acquired in June 2003. The main productive horizon at Loon Lake is the Slave Point G pool, which is a light oil reservoir under active waterflood. During 2005, the Trust drilled four (1.6 net) wells into the Slave Point G pool, and also converted four wells to water injection to optimize the waterflood pattern. Activities in 2006 will include further infill and step-out drilling.

All the assets in these areas, excluding the Golden and Loon Lake properties, are held indirectly through a partnership with Harvest Operations Corp. The Trust has a 40 percent interest in the partnership. The Trust owns an average 90 percent working interest in the Golden area and an average 41 percent working interest in the Loon Lake area.

Kotcho-Cabin, British Columbia

At Kotcho and Cabin the Trust is producing from two sour high-pressure gas pools along a dolomitized reef edge in the Devonian Slave Point formation. Production from both properties is processed through 100 percent Focus-owned dehydration and water disposal facilities and delivered to the Duke (Westcoast) system.

During 2005, Focus' gross production from this area averaged 4.1 MMcf/d of natural gas. At Kotcho, volumes have continued to decrease over the course of the year due to increasing water production from the pool. We continue to monitor production closely and pursue the appropriate strategies to ensure that recovery from the pool is maximized. In the first quarter of 2005 the Trust participated in the drilling of one (0.4 net) well at Kotcho targeting the Slave Point. The well was completed in the Slave Point and placed on production, however well performance has been disappointing with high water gas ratios and correspondingly lower gas rates. In the first quarter of 2006 the Trust has tied in one (0.8 net) standing Slave Point gas well to a third party facility. This well is in a separate Slave Point pool from the main Kotcho production. Also in Q1 2006 the Trust added compression to our Kotcho facility to ensure that the wells will efficiently produce the remaining reserves in the main Slave Point pool.

Pouce Coupe, Alberta

At Pouce Coupe the Trust produces natural gas and associated NGLs from the Triassic Montney and Doig formations. Focus' gross production from this property in 2005 averaged 3.4 MMcf/d of natural gas and 38 bbls/d of natural gas liquids. The majority of production is compressed at a 100 percent Focus-owned facility and then delivered to a third party plant for further processing and delivery onto the TransCanada pipeline system.

Activity at Pouce Coupe has been concentrated on downspacing within the Montney reservoir. Offsetting operators have commonly downspaced the Montney to four wells per section and in specific cases are testing the economics of eight-well per section spacing. Focus drilled two wells into the Montney in 2005 with good success, bringing the spacing on our lands to 4 wells per section. In 2006 we plan to drill two more wells to test the viability of tighter well spacing.

Sylvan Lake, Alberta

Sylvan Lake is a multi-zone area which produces both gas and light oil from a number of formations ranging in depth from 400 to 2,200 meters. The primary producing zones are the Shunda, Pekisko, Lower Mannville, and Edmonton. In 2005, Focus' gross production from the area averaged 2.1 MMcf/d of natural gas, and 123 bbls/d of oil and natural gas liquids. Production at Sylvan Lake is processed through the Focus-operated Sylvan Lake gas plant, in which the Trust holds an average working interest of 60 percent. The Trust owns excess capacity in this plant which generates significant third party processing income.

In 2005 the Trust participated in the drilling of four (2.0 net) wells at Sylvan Lake, all targeting the Edmonton sand. All of these wells were successfully completed for gas and placed on production, and the Trust anticipates a similar sized drilling program for 2006.

Medicine Hat, Alberta

The Medicine Hat property, which was acquired in late 2004, produces sweet natural gas from the Milk River, Medicine Hat and Second White Specks formations. In 2005 Focus' gross production from the property averaged 1.8 MMcf/d of natural gas. Production is compressed at two Focus operated facilities and delivered to the TransCanada and TransGas pipeline systems.

In 2005 the Trust commenced the first round of infill drilling on this property, which consisted of a 13 (12.0 net) well development program targeting Milk River, Medicine Hat and Second White Specks pools. All of these wells were successfully completed and tied-in in Q4 2005. Overall, the Medicine Hat program has met our expectations, and as a result we anticipate a similar sized program of infill drilling will occur on this property in the second half of 2006.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 30, 2006. The effective date of the Statement is December 31, 2005 and the preparation date of the Statement is February 2, 2006.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation conducted by Paddock Lindstrom and Associates Ltd. ("Paddock") dated January 19, 2006 (the "Paddock Report"), and an evaluation conducted by McDaniel and Associates Consultants Ltd. ("McDaniel") dated February 2, 2006 (the "McDaniel Report"). The effective date of both the Paddock Report and the McDaniel Report is December 31, 2005. The Reserves Data summarizes the oil, liquids and natural gas reserves of Focus and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. Paddock and McDaniel were engaged to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of Focus' reserves are in Canada and, specifically, in the provinces of Alberta and British Columbia.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.

Estimates of reserves and future net revenues for individual properties may not reflect the same confidence level as estimates of reserves and future net revenues for all properties due to the effects of aggregation.

Focus is not generally taxable under the existing structure. The Alberta Securities Commission has advised that Focus will be exempt from disclosing after tax future net revenue as part of its statement of reserves data.

Reserves Data – Constant Prices and Costs

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2005
CONSTANT PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	3,470	3,067	95,853	76,202	1,841	1,454
Developed Non-Producing	148	136	13,186	10,169	171	137
Undeveloped	560	514	36,789	29,203	619	495
TOTAL PROVED	4,177	3,717	145,828	115,574	2,631	2,086
PROBABLE	1,544	1,397	41,678	32,945	789	628
TOTAL PROVED PLUS PROBABLE	5,721	5,113	187,506	148,519	3,420	2,714

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED					
Developed Producing	854,403	648,073	526,570	446,970	390,817
Developed Non-Producing	92,617	69,941	56,576	47,783	41,552
Undeveloped	245,197	158,489	111,488	82,864	63,885
TOTAL PROVED	1,192,217	876,504	694,634	577,617	496,253
PROBABLE	363,106	201,751	131,196	93,907	71,509
TOTAL PROVED PLUS PROBABLE	1,555,323	1,078,254	825,830	671,524	567,763

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF DECEMBER 31, 2005
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Proved Reserves	1,865,218	358,843	244,744	60,956	8,459	1,192,217
Proved Plus Probable Reserves	2,423,025	463,994	313,776	81,088	8,844	1,555,323

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF DECEMBER 31, 2005
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	118,241
	Natural Gas (including by-products but excluding solution gas from oil wells)	576,393
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	144,311
	Natural Gas (including by-products but excluding solution gas from oil wells)	681,519

Reserves Data – Forecast Prices and Costs

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	3,380	2,980	95,853	76,212	1,841	1,455
Developed Non-Producing	148	136	13,186	10,168	171	137
Undeveloped	560	514	36,789	29,273	619	496
TOTAL PROVED	4,087	3,630	145,828	115,653	2,631	2,088
PROBABLE	1,521	1,375	41,678	32,953	789	628
TOTAL PROVED PLUS PROBABLE	5,608	5,005	187,506	148,606	3,420	2,716

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED					
Developed Producing	716,015	558,523	465,078	403,170	358,914
Developed Non-Producing	77,992	60,407	50,043	43,169	38,237
Undeveloped	190,425	122,248	85,618	63,449	48,797
TOTAL PROVED	984,432	741,178	600,738	509,789	445,948
PROBABLE	297,249	161,997	104,039	74,074	56,389
TOTAL PROVED PLUS PROBABLE	1,281,681	903,175	704,777	583,862	502,337

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Proved Reserves	1,673,695	321,116	294,399	61,692	12,056	984,432
Proved Plus Probable Reserves	2,190,238	415,392	396,741	82,727	13,697	1,281,681

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	103,170
	Natural Gas (including by-products but excluding solution gas from oil wells)	497,568
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	124,186
	Natural Gas (including by-products but excluding solution gas from oil wells)	580,591

Definitions and Other Notes

In the tables set forth above in "Disclosure of Reserves Data" and elsewhere in this Annual Information Form the following definitions and other notes are applicable:

1. **"Gross"** means:

   (a) in relation to Focus' interest in production and reserves, its "Trust gross reserves", which are Focus' interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of Focus;

   (b) in relation to wells, the total number of wells in which Focus has an interest; and

   (c) in relation to properties, the total area of properties in which Focus has an interest.

2. **"Net"** means:

   (a) in relation to Focus' interest in production and reserves, Focus' interest (operating and non-operating) share after deduction of royalties, plus Focus' royalty interest in production or reserves.

   (b) in relation to wells, the number of wells obtained by aggregating Focus' working interest in each of its gross wells; and

   (c) in relation to Focus' interest in a property, the total area in which Focus has an interest multiplied by the working interest owned by Focus.

3. **"Development costs"** means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

   (a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, road building, and relocating public roads, gas lines and power lines;

   (b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

   (c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

   (d) provide improved recovery systems.

4. **"Development well"** means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

5. **"Service well"** means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

6. Definitions used for reserve categories are as follows:

   The following definitions apply to both estimates of individual reserves entities and the aggregate of reserves for multiple entities.

   Reserve Categories

   Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

   (a) analysis of drilling, geological, geophysical and engineering data;

   (b) the use of established technology; and

   (c) specified economic conditions (see the discussion of *"Economic Assumptions"* below).

   Reserves are classified according to the degree of certainty associated with the estimates.

   (a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

   (b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

   "Economic Assumptions" will be the prices and costs used in the estimate, namely:

   (a) constant prices and costs as at the last day of Focus' financial year; and

   (b) forecast prices and costs.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

7. Forecast prices and costs

Future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which Focus is legally bound by a contractual or other obligation to supply a physical product, including those for an extension

period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary table under "Pricing Assumptions" identifies benchmark reference prices that apply to Focus.

8. Constant prices and costs

Prices and costs used in an estimate that are:

(a) Focus' prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Focus is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), Focus' prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, quality and other factors.

9. The Alberta royalty tax credit (ARTC) is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995.

10. Estimated future abandonment and reclamation costs related to a property have been taken into account by Paddock and McDaniel in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs.

11. Numbers may not add due to rounding.

12. Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

13. The extended character of all factual data supplied to Paddock and McDaniel were accepted by Paddock and McDaniel as represented. No field inspection was conducted.

Pricing Assumptions

The following sets forth the benchmark reference prices, as at December 31, 2005, reflected in the Constant Price Case and Forecast Price Case Reserves Data. These price assumptions were provided to Focus by Paddock.

SUMMARY OF PRICING ASSUMPTIONS AS OF DECEMBER 31, 2005
CONSTANT PRICES AND COSTS

Year	OIL Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)
2005	68.05	9.50	68.69

Note:

(1) Prices are benchmark reference prices as at December 31, 2005.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/bbl)	OIL Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	INFLATION RATES(1) %/Year	EXCHANGE RATE(2) ($US/$Cdn)
Forecast						
2006	60.00	69.57	10.54	62.15	2%	0.85
2007	57.50	66.61	9.52	59.34	2%	0.85
2008	55.00	63.64	8.32	56.77	2%	0.85
2009	52.50	60.68	7.71	54.15	2%	0.85
2010	50.00	57.72	7.10	51.49	2%	0.85
2011	47.50	54.76	7.24	48.83	2%	0.85
2012	48.45	55.85	7.39	49.79	2%	0.85
Escalate thereafter at	2% / year	2% / year	2% / year	2% / year		

Notes:

(1) Inflation rates for forecasting prices and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices, after hedging, realized by Focus for the year ended December 31, 2005, were $7.92/Mcf for natural gas, $56.61/bbl for crude oil, and $57.50/bbl for natural gas liquids.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF COMPANY GROSS RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			NATURAL GAS			NATURAL GAS LIQUIDS		
FACTORS	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)	Gross Proved (MMcf)	Gross Probable (MMcf)	Gross Proved Plus Probable (MMcf)	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)
December 31 2004	4,237	1,460	5,697	148,370	46,092	194,462	2,601	786	3,387
Discoveries	26	4	30	3,594	526	4,120	64	8	71
Extensions	82	31	113	0	0	0	0	0	0
Improved Recovery	0	0	0	0	0	0	0	0	0
Technical Revisions	382	27	409	7,530	(6,568)	962	200	(39)	161
Economic Factors	0	0	0	0	0	0	0	0	0
Acquisitions	0	0	0	2,585	1,629	4,214	54	34	88
Dispositions	0	0	0	0	0	0	0	0	0
Production	(640)	0	(640)	(16,252)	0	(16,252)	(288)	0	(288)
December 31, 2005	4,087	1,521	5,608	145,828	41,678	187,506	2,631	789	3,420

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			NATURAL GAS			NATURAL GAS LIQUIDS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)
December 31,2004	3,767	1,289	5,056	113,573	35,003	148,576	2,060	626	2,686
Discoveries	22	3	25	2,813	421	3,235	51	6	57
Extensions	76	28	105	0	0	0	0	0	0
Improved Recovery	0	0	0	0	0	0	0	0	0
Technical Revisions	282	24	306	6,074	(4,821)	1,253	149	(37)	111
Economic Factors	(7)	31	24	3,372	1,068	4,441	17	6	23
Acquisitions	0	0	0	2,037	1,282	3,319	44	27	71
Dispositions	0	0	0	0	0	0	0	0	0
Production	(510)	0	(510)	(12,217)	0	(12,217)	(232)	0	(232)
December 31, 2005	3,630	1,375	5,005	115,653	32,953	148,606	2,088	628	2,716

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED AT 10% PER YEAR
PROVED RESERVES CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	2005 (M$)
Estimated Future Net Revenue at Beginning of Year	431,409
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties[1]	(125,163)
Net Change in Prices, Production Costs and Royalties Related to Future Production	283,454
Development Costs Incurred During the Period[2]	42,858
Changes in Estimated Future Development Costs	(55,057)
Extensions and Improved Recovery	2,711
Discoveries	14,243
Acquisitions of Reserves	12,656
Dispositions of Reserves	0
Net Change Resulting from Revisions in Quantity Estimates	44,382
Accretion of Discount	43,141
Estimated Future Net Revenue at End of Year	694,634

Notes:

(1) Actual net revenue before taxes, interest and G&A expenses.
(2) Actual capital expenditures relating to the development of oil and gas reserves.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved Undeveloped Reserves

The Trust attributes proved undeveloped reserves to infill drilling locations that are planned to be drilled into known pools with existing infrastructure in place. These are reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved undeveloped reserves. The majority of the Trust's current proved undeveloped reserves are located at Tommy Lakes and Loon Lake, and will be developed within the next two years.

Probable Undeveloped Reserves

The Trust attributes probable undeveloped reserves to infill drilling locations that are planned to be drilled into known pools with existing infrastructure in place. These reserves are additional undeveloped reserves that are less certain to be recovered than proved undeveloped reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable undeveloped reserves. The majority of the Trust's current probable undeveloped reserves are located at Tommy Lakes and Loon Lake, and will be developed within the next three years.

Significant Factors or Uncertainties

The recovery of the Proven Undeveloped and Probable reserves will occur primarily through the drilling of additional wells into the Tommy Lakes Halfway A Gas Pool and the Loon Lake Slave Point G Oil Pool. The recovery of these reserves will be dependent on these future wells exhibiting similar performance characteristics to the existing wells drilled into the pool. In the case of Tommy Lakes, as the property is only accessible for drilling, completion and tie-in operations during the winter months, the specific timing of the development is dependent on weather conditions and access to the required equipment and services.

For 2005 approximately 62 percent of the Trust's production was from the Tommy Lakes area. All of this production is processed through the Jedney #2 Gas Plant owned and operated by Westcoast Gas Services Inc. Any disruption to the operation of the Jedney #2 Plant would have a significant impact on the production volumes of the Trust.

Future Development Costs

The following table sets forth development costs deducted in the estimation of Focus' future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs				Constant Prices and Costs			
	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves		Proved Plus Probable Reserves	
	0%	10%	0%	10%	0%	10%	0%	10%
2006	32,698	31,225	32,998	31,511	32,642	31,170	32,942	31,456
2007	26,321	22,814	27,331	23,689	25,768	22,335	26,738	23,176
2008	2,269	1,788	20,378	16,058	2,174	1,712	19,541	15,398
2009	404	290	2,021	1,448	374	268	1,868	1,338
Thereafter	0	0	0	0	0	0	0	0
Total	61,692	56,117	82,727	72,706	60,956	55,485	81,088	71,368

The Trust expects that the future development costs outlined above will be funded through internally-generated cash flow. As a result, there will be no cost of funding and no impact on reserves or future net revenue.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which Focus has a working interest as at December 31, 2005.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	203.0	90.6	38.0	16.3	109.0	85.7	8.0	5.7
British Columbia	0.0	0.0	0.0	0.0	103.0	95.1	20.0	16.5
Total	203.0	90.6	38.0	16.3	212.0	180.8	28.0	22.2

Properties with no Attributable Reserves

The following table sets out Focus' undeveloped land holdings as at December 31, 2005.

	Undeveloped Acres	
	Gross	Net
Alberta	16,807	11,573
British Columbia	50,207	45,478
Total	67,014	57,051

Focus expects that rights to explore, develop and exploit 1,039 net acres of its undeveloped land holdings will expire by December 31, 2006.

Additional Information Concerning Abandonment and Reclamation Costs

The Trust estimates abandonment and reclamation costs for surface leases, wells, facilities and pipelines based primarily on a review of current costs for abandonment and reclamation of similar entities. The Trust expects to incur abandonment and reclamation costs for 310 net wells. The total estimated amount of such costs, net of estimated salvage value is $12.8 million on an undiscounted basis, or $5.0 million at a discount rate of 10 percent. Only well level abandonment costs were included in the determination of discounted future net revenue presented above. For the constant price case, at a discount rate of 10 percent, $2.1 million of costs were included and $1.6 million of costs were excluded. For the escalating price case, at a discount rate of 10 percent, $2.9 million of costs were included and $2.1 million of costs were excluded. The Trust expects to incur abandonment and reclamation costs of $0.3 million in 2006, $0.3 million in 2006 and $0.3 million in 2007.

Capital Expenditures

The following tables summarize capital expenditures related to Focus' activities for the year ended December 31, 2005:

	($ millions)
Property acquisition costs	
Proved properties	$10.4
Development costs	43.0
Total	$53.4

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which Focus participated during the year ended December 31, 2005:

	Gross	Net
Light and Medium Oil	6	2.7
Natural Gas	31	26.7
Service	0	0
Dry	0	0
Total:	37	29.4

The Trust's most important future development activities are concentrated at Tommy Lakes, Loon Lake and Medicine Hat. At Tommy Lakes the Trust will continue to develop the Halfway A gas pool, and anticipates drilling approximately 10-12 gross wells per year into the pool in each of the next three winter drilling seasons. At Loon Lake, development activity is primarily focused on the Slave Point G oil pool, into which the Trust anticipates drilling approximately 3 to 5 gross wells per year in each of the next four years. At Medicine Hat, the Trust expects to drill approximately 15-20 gross wells in 2006.

Production Estimates

The following table sets out the volume of Focus' production estimated for the year ended December 31, 2006 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves Data".

	Light and Medium Oil *(bbls/d)*	Natural Gas *(Mcf/d)*	Natural Gas Liquids *(bbls/d)*	BOE *(BOE/d)*
2006	1,662	47,953	848	10,503

Forecast 2006 production for the Tommy Lakes property is 6,504 boe/d, consisting of 34,674 Mcf/d of natural gas and 725 bbl/d of natural gas liquids. This represents approximately 62 percent of total 2006 forecast production.

Production History, Prices Received And Capital Expenditures

The following tables set forth certain information in respect of production, product prices received, royalties, operating expenses, netbacks received, and capital expenditures made by Focus for each quarter in the two most recently completed financial years of Focus. In calculating BOE amounts, natural gas is converted to oil equivalent using 6 Mcf of natural gas equalling 1 barrel of oil equivalent.

	Quarters Ended			
	2005			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production(1)				
Light and Medium Crude Oil (bbls/d)	1,714	1,718	1,779	1,850
Gas (Mcf/d)	42,629	44,910	46,997	43,575
NGLs (bbls/d)	762	833	770	743
Combined (BOE/d)	9,582	10,036	10,382	9,856
Average Price Received (including hedging settlements)				
Light and Medium Crude Oil ($/Bbl)	59.20	57.78	54.66	54.94
Gas ($/Mcf)	9.24	7.77	7.40	7.36
NGLs ($/bbl)	60.64	62.41	55.13	51.08
Combined ($/BOE)	56.61	49.87	46.91	46.75
Royalties Paid				
Light and Medium Crude Oil ($/Bbl)	12.89	16.79	13.09	11.46
Gas ($/Mcf)	2.31	1.90	2.00	1.71
NGLs ($/Bbl)	12.07	11.03	10.17	11.64
Combined ($/BOE)	13.41	12.16	11.90	10.46
Operating Expenses ($/BOE)	4.61	3.56	4.10	4.19
Netback Received ($/BOE) (2)	38.58	34.15	30.91	32.09
Capital Expenditures ($ thousands)	10,832	16,052	3,962	22,552
Development (including drilling and facilities)	10,854	5,589	3,907	22,507
Corporate	11	69	55	43
Property Acquisitions, net of proceeds of divestitures	(33)	10,394	0	2

Notes:

(1) Before deduction of royalties.

(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

	Quarters Ended 2004			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[1]				
Light and Medium Crude Oil (bbls/d)	1,903	1,932	2,027	2,122
Gas (Mcf/d)	43,080	44,903	50,913	31,902
NGLs (bbls/d)	724	775	703	472
Combined (BOE/d)	9,807	10,191	11,215	7,911
Average Price Received (including hedging settlements)				
Light and Medium Crude Oil ($/Bbl)	41.28	40.79	40.07	39.66
Gas ($/Mcf)	6.64	6.01	6.41	6.65
NGLs ($/bbl)	48.48	45.48	39.62	39.59
Combined ($/BOE)	40.82	37.72	38.85	39.92
Royalties Paid				
Light and Medium Crude Oil ($/Bbl)	11.55	12.11	10.27	9.32
Gas ($/Mcf)	1.47	1.44	1.59	1.81
NGLs ($/Bbl)	11.26	9.10	7.85	9.09
Combined ($/BOE)	9.36	9.22	9.45	10.20
Operating Expenses ($/BOE)	3.76	3.31	2.52	3.78
Netback Received ($/BOE)[2]	27.71	25.19	26.88	25.94
Capital Expenditures ($ thousands)	12,516	20,106	110,802	11,431
Development (including drilling and facilities)	11,320	1,502	830	11,392
Corporate	6	26	27	54
Property Acquisitions, net of proceeds of divestitures	1,190	18,578	109,945	(15)

Notes:

(1) Before deduction of royalties.

(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates Focus' average daily gross production from its important fields for the year ended December 31, 2005:

	Light and Medium Crude Oil (bbls/d)	Gas (Mcf/d)	NGLS (bbls/d)	BOE (BOE/d)
Tommy Lakes[1]	0	33,123	681	6,201
Red Earth	1,688	0	12	1,700
Kotcho-Cabin	0	4,118	0	686
Pouce Coupe	11	3,352	27	597
Sylvan Lake	66	2,111	57	475
Medicine Hat	0	1,822	0	304
Total	1,765	44,526	777	9,963

Notes:

(1) Includes August 12, 2005 acquisitions of additional interests in Tommy Lakes.

Cyclical and Seasonal Impact of Industry

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas producing regions. Any decline in oil and natural gas prices could have an adverse effect on the Trust's financial condition.

Renegotiation or Termination of Contracts

As at the date hereof, the Trust does not anticipate that any aspect of its business will be materially affected in the current fiscal year by the renegotiation or termination of contracts or subcontracts.

Competitive Conditions

The Trust is a member of the petroleum industry, which is highly competitive at all levels. The Trust competes with other companies and other energy trusts and income funds for all of its business inputs, including exploitation and development prospects, access to commodity markets, property and corporate acquisitions, and available capital. The Trust strives to be competitive by maintaining a strong financial condition and by utilizing current technologies to enhance exploitation, development and operational activities.

Environmental Considerations

The Trust is pro-active in its approach to environmental concerns. Procedures are in place to ensure that due care is taken in the day-to-day management of its oil and gas properties. All government regulations and procedures are followed in strict adherence to the law. The Trust believes in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to the Trust.

In the first quarter of 2004, Focus adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair market and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. Further information is provided in the audited consolidated financial statements of the Trust for the year ended December 31, 2005 which are included in the Trust's 2005 Annual Report.

The Trust has established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. The funding related to the operations of the Trust was $2.7 million at December 31, 2005.

Marketing and Future Commitments

Focus utilizes a hedging program to manage exposure to fluctuations in commodity prices, to provide greater certainty and stability to distributions, to protect Unitholder return on investment and to help ensure profitability of specific properties or acquisitions. This program is monitored by the Board of Directors and implemented by the Risk Management Committee. Focus uses financial instruments and physical forward sales as part of this risk management program. All of the commodity and foreign exchange contracts are with parties that represent minimal counterparty risk.

Focus, as of February 28, 2006, has a combination of fixed price arrangements and collars that provide price protection in 2006 on an average 21,058 Mcf/d of natural gas production at a reference price of CDN$10.06 per Mcf. With respect to crude oil, fixed price swaps and collars represent 700 bbls/d of oil production with a reference price of CDN$62.73 per barrel. The following table details financial instruments and physical contracts currently in place as part of the Trust's hedging program for 2006 and 2007.

Financial Contracts	Daily Quantity	Contract Price		Price Index	Term
Crude oil	300 bbls	$72.97	Cdn	WTI	January 2006 – December 2006
	400 bbls	$55.05 – $65.05	Cdn	WTI	January 2006 – December 2006
Natural gas	7,000 GJ	$8.11 – $9.26	Cdn	AECO	November 2005 – March 2006
	7,000 GJ	$7.57 – $8.60	Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$8.75 – $10.02	Cdn	AECO	April 2006 – October 2006
	6,000 GJ	$10.30	Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$11.92	Cdn	AECO	November 2006 – March 2007
	6,000 GJ	$9.63 – $10.93	Cdn	AECO	November 2006 – March 2007

Physical Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	7,000 GJ	$8.55	Cdn	November 2005 – March 2006
	7,000 GJ	$7.25	Cdn	November 2005 – March 2006
	7,000 GJ	$7.62	Cdn	November 2005 – March 2006
	3,000 GJ	$8.67	Cdn	April 2006 – October 2006
	3,000 GJ	$8.30	Cdn	April 2006 – October 2006

Human Resources

As at March 7, 2006, FET Resources had 49 permanent, full time employees in the field and in the corporate head office.

ADDITIONAL INFORMATION RESPECTING FOCUS ENERGY TRUST

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "*Redemption Right*") and to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either FET Resources or the Trust. As holders of Trust Units in the Trust, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from FET Resources and the ability of FET Resources to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by FET Resources or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Trust Unitholders as may be prescribed by the Board of Directors in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to vote at meetings of the Trust Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust will issue a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every person who received Exchangeable Shares pursuant to the Arrangement.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with our obligations and affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of our assets. Pursuant to the Trust Indenture, we will indemnify and hold harmless each Trust Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Trust Unitholder resulting from or arising out of such Trust Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on our behalf must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Personal liability may also arise in respect of claims against us that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. The *Income Trusts Liability Act* (Alberta) came into force on July 1, 2004. The legislation provides that a Trust Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force. For additional information see "*Risk Factors – Unitholder Limited Liability*".

Our operations will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against us.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the Board of Directors may determine. The Trust Indenture also provides that FET Resources may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as FET Resources may determine.

Cash Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes, income generated under the NPI Agreement, interest income on the promissory note issued by Focus B.C. Trust and distributions made by Focus BC, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Trust Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Notes made by FET Resources to the Trust before the maturity of the Notes. It is anticipated however, that the Trust will reinvest a substantial portion of the repayments of principal on the Notes to make capital expenditures to develop the business of FET Resources with a view to enhancing FET Resources' cash flow from operations.

It is expected that essentially all of the cash distributions to Trust Unitholders will be taxed as ordinary income. Cash distributions have been made, and are expected to be made on the 15th day of each month to Trust Unitholders of record on the immediately preceding Distribution Record Date.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90 percent of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Trust Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $250,000; provided that, the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (i) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (ii) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall, which promissory notes, (herein referred to as "Redemption Notes") shall have terms and conditions substantially identical to those of the Notes.

If at the time Trust Units are tendered for redemption by a Trust Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which FET Resources considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Trust Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90 percent of the fair market value thereof as determined by FET Resources as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes or Redemption Notes which may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes or Redemption Notes. Notes or Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Trust Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Trust Unitholders will be called and held annually for, among other things, the election of the directors of FET Resources and the appointment of the auditors of the Trust.

A meeting of Trust Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5 percent of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called. Trust Unitholders may attend and vote at all meetings of Trust Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5 percent of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders in accordance with the requirements of applicable laws.

Reporting to Trust Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Trust Unitholders and the unaudited interim financial statements of the Trust will be mailed to Trust Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

Takeover Bids

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90 percent of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

Valiant Trust Company is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Trust Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Trust Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Trust Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

The Board of Directors of FET Resources has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to FET Resources responsibility for any and all matters relating to the following: (i) an offering; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of FET Resources, or any other person to whom the Trustee has, with the consent of FET Resources, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by FET Resources to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Trust Unitholders, amend the Trust Indenture for the purpose of:

- ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(96) of the Tax Act as from time to time amended or replaced;
- ensuring that such additional protection is provided for the interests of Trust Unitholders as the Trustee may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby; and
- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby.

Termination of the Trust

The Trust Unitholders may vote to terminate the Trust at any meeting of the Trust Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20 percent outstanding Trust Units; (b) a quorum of 50 percent of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Trust Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Trust Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money

the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Trust Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for payment, retirement or discharge of all known liabilities and obligations of the Trust, and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Trust Unitholders in accordance with their pro rata share.

ADDITIONAL INFORMATION RESPECTING FET RESOURCES LTD.

Management of FET Resources

The Board of Directors is currently comprised of the six members indicated below. Each director is elected or appointed to serve until the next annual meeting of the Trust Unitholders or until a successor is elected or appointed.

The following table sets forth certain information respecting FET Resources' directors:

Name and Municipality of Residence	Position Held and Period Served as a Director	Principal Occupations During Past Five Years	Trust Units / Exchangeable Shares Beneficially Owned or over which Control or Discretion is Exercised as at March 15, 2006
Derek W. Evans Calgary, Alberta	President, Chief Executive Officer and Director since August 23, 2002	President and Chief Executive Officer of FET Resources since August 23, 2002; Prior thereto, from May 2001 to August 2002, Mr. Evans was Vice President, Business Development for Storm, and from July 1998 to September 2000, Mr. Evans was Senior Vice President, Operations of Renaissance Energy Ltd.	46,735 / 72,992
Matthew J. Brister(3)(4)(5) Calgary, Alberta	Director since August 23, 2002	Independent Businessman; Prior thereto, Mr. Brister was President and Chief Executive Officer of Storm Energy Ltd. and prior thereto, Mr. Brister was the President and Chief Executive Officer of Storm Energy Inc.	2,019,990 / nil
John A. Brussa(4) Calgary, Alberta	Director since August 23, 2002	Senior Partner at Burnet, Duckworth & Palmer, LLP.	nil / nil
Stuart G. Clark (1)(2) Calgary, Alberta	Chairman since January 9, 2003 and a Director since August 23, 2002	Independent Businessman; Prior thereto, Mr. Clark was the Senior Vice President, Finance and Chief Financial Officer of Storm Energy Inc. Mr. Clark serves on the Board of Directors of Storm Exploration Inc. and Rock Energy Inc.	782,611 / nil

Name and Municipality of Residence	Position Held and Period Served as a Director	Principal Occupations During Past Five Years	Trust Units / Exchangeable Shares Beneficially Owned or over which Control or Discretion is Exercised as at March 15, 2006
James H. McKelvie (2)(4) Toronto, Ontario	Director since June 19, 2003	Independent Businessman; Mr. McKelvie is the Chairman of the Board of Trustees of Canada Cartage Income Fund; prior thereto, Mr. McKelvie was Chief Financial Officer of Energy Savings Income Fund	21,115 / nil
Gerald A. Romanzin(2)(3)(5) Calgary, Alberta	Director since August 23, 2002	Independent Businessman; Mr. Romanzin serves on the Board of Directors of Crescent Point Resources Ltd., Ketch Resources Ltd., Trimac Transportation Services Inc. and Kereco Energy Ltd.; Prior thereto, Executive Vice president of TSX Venture Exchange from November 1999 to April 2002 and acting President of TSX Venture Exchange from December 2001 to April 2002; and prior thereto, Executive Vice president of Alberta Stock Exchange from June 1995 to November 1999.	nil / nil

Notes:

(1) Chairman
(2) Member of the Audit Committee.
(3) Member of the Reserves Committee.
(4) Member of the Compensation Committee.
(5) Member of the Corporate Governance Committee.

The following table sets forth certain information respecting FET Resources' executive officers who are not directors:

Name and Municipality of Residence	Position Held and Period Served as a Director	Principal Occupations During Past Five Years	Trust Units / Exchangeable Shares Beneficially Owned or over which Control or Discretion is Exercised as at March 15, 2006
William D. Ostlund Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President Finance and Chief Financial Officer of FET Resources since August 23, 2002; Prior thereto, Mr. Ostlund was Vice-President, Finance and Chief Financial Officer for Reserve Royalty Corporation form June 1997 to July 2000.	46,284 / nil
Dennis M. Lawrence Calgary, Alberta	Vice-President, Engineering	Vice-President, Engineering of FET Resources since September 2002; Prior thereto, Mr. Lawrence was a Research Analyst for FirstEnergy Capital Corp. from October 2000 to August 2002.	34,744 / 2,000

Name and Municipality of Residence	Position Held and Period Served as a Director	Principal Occupations During Past Five Years	Trust Units / Exchangeable Shares Beneficially Owned or over which Control or Discretion is Exercised as at March 15, 2006
Bryce H. Murdoch Calgary, Alberta	Vice-President, Geology	Vice-President, Geology of FET Resources since October 2003; Prior thereto, Mr. Murdoch was Geology Manager in the Southern Alberta and Southern Saskatchewan and the Lloydminister Business Units at Husky Energy from August 2000 to September 2003.	13,583 / nil
Al S. Pickering Calgary, Alberta	Vice-President, Land	Vice-President, Land of FET Resources since June 2003; Prior thereto, Mr. Pickering was an independent land consultant, and a Land Manager with Renaissance Energy Ltd. from January 1997 to August 2000.	21,439 / nil
David W. Sakal Calgary, Alberta	Vice-President, Operations	Vice-President, Operations of FET Resources since August 2002; Prior thereto, Mr. Sakal was General Manager for Husky Energy Inc. East Central Business Unit from August 2000 to February 2001 and from July 1998 to August 2000, Mr. Sakal was Operating Manager for the Central District of Renaissance Energy Ltd.	28,345 / 36,496

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of FET Resources as a group is 8.2 percent (3,014,846 Trust Units). The percentage of Exchangeable Shares of the Trust that are owned, directly or indirectly, by all directors and officers of FET Resources as a group is 20.2 percent (111,488 Exchangeable Shares). Based upon the exchange ratio of 1.39579 in effect on March 15, 2006, directors and officers of FET Resources as a group owned, directly or indirectly, securities of the Trust equivalent to 3,149,345 units or 8.4 percent of the outstanding Trust Units and Exchangeable Shares of FET Resources.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Corporation has, within the last 10 years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person except as follows: Mr. John Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the *Company Act* (British Columbia) and under the *Companies' Creditors Arrangement Act* (Canada) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.).

In July 1998, Mr. Ostlund was a director of Deena Energy Inc., a junior oil and gas issuer, which made a filing for creditor protection under the *Bankruptcy and Insolvency Act* (Canada) in October 1998.

Penalties or Sanctions

No director, officer or promoter of the Corporation, within the last 10 years, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of the Corporation, or a shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons, has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or being subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

Directors and officers of the Corporation may, from to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise. See "*Risk Factors*".

Share Capital

FET Resources is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Series A Exchangeable Shares (the "Exchangeable Shares") are authorized. Upon completion of the Arrangement, the Trust became the sole holder of the issued and outstanding common shares of FET Resources. The Trust is also the sole holder of the approximately $346 million principal amount of the Notes outstanding at January 31, 2006.

Common Shares

Each common share entitles its holder to receive notice of and to attend all meetings of the shareholders of FET Resources and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of FET Resources and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of FET Resources upon the liquidation, dissolution, bankruptcy or winding-up of FET Resources or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and the related ancillary and indirect rights of holders of Exchangeable Shares under the terms of the Voting and Exchange Trust Agreement and the Support Agreement.

Each Exchangeable Share will have economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Right granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units into which they are exchangeable from time to time. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange

would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded down to the nearest whole number of Trust Units. **Holders of Exchangeable Shares will not receive cash distributions from the Trust or FET Resources rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders.**

Ranking

The Exchangeable Shares rank rateably with shares of any other series of exchangeable shares of FET Resources and prior to any common shares of FET Resources and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of FET Resources.

Dividends

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the board of directors of FET Resources. FET Resources anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable. In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

Certain Restrictions

FET Resources will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a) pay any dividend on the common shares of FET Resources or any other shares ranking junior to the common shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares of FET Resources or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of FET Resources ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) amend the articles or by-laws of FET Resources in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The above restrictions shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

Liquidation or Insolvency of FET Resources

In the event of the liquidation, dissolution or winding-up of FET Resources or any other proposed distribution of the assets of FET Resources among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from FET Resources, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and Trust Subsidiary will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trust Subsidiary, as applicable. This right may be exercised by either the Trust or Trust Subsidiary.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Trust Subsidiary to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "Voting and Exchange Trust Agreement - Optional Exchange Right".

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Trust Subsidiary will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

- any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

- the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and Trust Subsidiary described below, a holder of Exchangeable Shares will be entitled at any time to require FET Resources to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting to FET Resources or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be seven business days after the date on which FET Resources or the transfer agent receives the retraction notice. Unless otherwise requested by the holder and agreed to by FET Resources, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution Payment Date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests FET Resources to redeem the Exchangeable Shares, the Trust and Trust Subsidiary will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested FET Resources to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, FET Resources will immediately notify the Trust and Trust Subsidiary. The Trust or Trust Subsidiary must then advise FET Resources within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Trust Subsidiary nor be redeemed by FET Resources. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested FET Resources to redeem will on the Retraction Date be purchased by the Trust or Trust Subsidiary or redeemed by FET Resources, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require

the Trust or Trust Subsidiary to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Trust Subsidiary have exercised the Retraction Call Right. See "*Exchangeable Shares - Voting and Exchange Trust Agreement - Optional Exchange Right*".

The Retraction Call Right may be exercised by either the Trust or Trust Subsidiary. If, as a result of solvency provisions of applicable law, FET Resources is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, FET Resources will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by FET Resources will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See "*Exchangeable Shares - Voting and Exchange Trust Agreement - Optional Exchange Right*".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and Trust Subsidiary, FET Resources:

(a) will, on August 23, 2012, subject to extension of such date by the board of directors of FET Resources (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units; and

(b) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust).

FET Resources will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by FET Resources.

The Trust and Trust Subsidiary will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by FET Resources on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trust Subsidiary, as applicable. If either the Trust or Trust Subsidiary exercises the Redemption Call Right, then FET Resources' right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or Trust Subsidiary.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of FET Resources or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "*Voting and Exchange Trust Agreement - Voting Rights*".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10 percent of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed

therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, FET Resources will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and Trust Subsidiary with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act. The obligation of FET Resources, the Trust or Trust Subsidiary to deliver Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate and Terms of Reference

The Mandate and Terms of Reference of the Audit Committee of the board of director's is attached hereto as Schedule "A". The members of the Audit Committee are Gerald A. Romanzin, Stuart G. Clark and James H. McKelvie.

Composition of the Audit Committee

The members of the Audit Committee are independent (in accordance with National Instrument 52-110) and are financially literate.

Relevant Education and Experience

Mr. Romanzin is an independent Calgary businessman who serves as a director of Crescent Point Resources Ltd., Ketch Resources Ltd., Trimac Transportation Services Inc. and Kereco Energy Ltd. He also serves as a trustee of Trimac Income Fund. Mr. Romanzin was the Executive Vice President of the TSX Venture Exchange from November 1999 to April 2002 where he was responsible for overseeing the Corporate Finance and regional operations. In addition, he assumed the role of Acting President of the TSX Venture Exchange from December 2001 to April 2002. Mr. Romanzin is a chartered accountant and was a financial analyst with the Alberta Securities Commission for four years prior to joining the Alberta Stock Exchange in 1987. Mr. Romanzin was the executive Vice President for the Alberta Stock Exchange from June 1995 to its changes to the TSX Venture Exchange in November 1999. Mr. Romanzin obtained a Bachelor of Commerce degree from the University of Calgary and is a member of the Institute of Chartered Accountants of Alberta.

Mr. Clark has a Bachelor of Commerce (Honours) degree from the University of Manitoba. Mr. Clark is currently a director of Storm Exploration Inc., a junior exploration and development company, and Chairman of the Board of Directors of Rock Energy Inc., an oil and gas exploration and production company. Mr. Clark was the Vice President, Finance and Chief Financial Officer of Storm from November 1998 to November 8, 2001 when he assumed the office of Executive Director. From January, 1986 to July, 1998, Mr. Clark was employed by Pinnacle Resources Ltd. (Pinnacle) in positions of increasing responsibility, the last being Executive Vice President and Chief Financial Officer. Pinnacle was a publicly traded oil and gas company listed on the TSX and Montreal Exchange prior to its acquisition by Renaissance Energy Ltd. in July 1998. Mr. Clark was a director of Pinnacle from January 1986 to July 1998 and a director of Quadron Resources Ltd., a publicly traded oil and gas company, which was listed on the TSX prior to its acquisition by HCO Energy Ltd. in June 1995, from April 1989 to May 1994. Mr. Clark was a director of Avid Oil and Gas Ltd., a publicly traded oil and gas company that was listed on the TSX and the TSX Venture Exchange prior to its acquisition by Husky Energy Ltd. in July 2001.

Mr. McKelvie is currently Chairman of the Board of Trustees of Canada Cartage Income Fund. Mr. McKelvie was the Chief Financial Officer and a director of Ontario Energy Savings Corp., an operating subsidiary of the Energy Savings Income Fund to his retirement in May 2004. Prior to August 1997, Mr. McKelvie served as Managing Director, Vice President Finance and a director of Clairvest Group Inc., after which he served as Chairman of Ketch Energy Ltd. until January 2005. Mr. McKelvie also served as a Director of Tarragon Oil and Gas Limited from 1987 to 1998. Mr. McKelvie received his C.A. designation in 1977 when he was employed by Deloitte, Haskins + Sells (now Deloitte & Touche LLP).

Pre-Approval of Policies and Procedures

The Audit Committee pre-approves all audit and non-audit services to be provided to the Trust or any of its' subsidiaries.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Trust's external auditor, KPMG LLP, in 2005 for annual audit services were $50,000 related to the 2004 consolidated financial statements and $27,000 related to 2005 first, second and third quarter reviews. KPMG LLP was appointed the external auditors of the Trust at the Annual Meeting of Unitholders held on May 15, 2003. Prior to the appointment of KPMG LLP, Deloitte & Touche LLP was the external auditors of the Trust. In 2004, KPMG LLP aggregate billings related to the 2003 annual audit services were $39,000, $26,000 related to the 2004 first, second and third quarter reviews, and $75,000 for services rendered in connection with public offering documents and for French translation services.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Trust's external auditor for assistance with tax return preparation and tax-related consultation were $15,500 in 2005 and $58,000 in 2004.

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued a Special Voting Right to Valiant Trust Company, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and Trust Subsidiary) of the Exchangeable Shares. The Special Voting Right will carry a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote, equal to the number of Exchangeable Shares. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Right will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Right which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Trust Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Right, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Right will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trust Subsidiary and FET Resources are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or Trust Subsidiary may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trust Subsidiary to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and Trust Subsidiary not to exercise a Call Right which is then exercisable by the Trust and Trust Subsidiary, FET Resources, the Trust or Trust Subsidiary will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trust Subsidiary for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, FET Resources is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trust Subsidiary will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Under the Support Agreement, the Trust agrees that:

(a) the Trust will take all actions and do all things necessary to ensure that FET Resources is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of FET Resources, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by FET Resources; and

(b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of FET Resources.

The Support Agreement will also provide that the Trust will not issue or distribute to the holders of all or substantially all of the outstanding Trust Units:

(a) additional Trust Units or securities convertible into Trust Units;

(b) rights, options or warrants for the purchase of Trust Units; or

(c) units or securities of the Trust other than Trust Units, evidences of indebtedness of the Trust or other assets of the Trust;

unless the same or an equivalent distribution is made to holders of Exchangeable Shares, an equivalent change is made to the Exchangeable Shares, such issuance or distribution is made in connection with a distribution reinvestment plan instituted for holders of Trust Units or a unitholder rights protection plan approved for holders of Trust Units by the board of directors of AcquisitionCo or the approval of holders of Exchangeable Shares has been obtained.

In addition, the Trust may not subdivide, reduce, consolidate, reclassify or otherwise change the terms of the Trust Units unless an equivalent change is made to the Exchangeable Shares or the approval of the holders of Exchangeable Shares has been obtained.

In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust or any of its respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50 percent of all of the issued and outstanding voting securities of FET Resources, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of FET Resources and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

NOTES

The following section is a summary of the material attributes and characteristics of the Notes issued pursuant to the provisions of a note indenture (the "Note Indenture") dated on August 23, 2002 and made between AcquisitionCo and Valiant Trust Company, as trustee (the "Note Trustee"). The Notes were issued under the Note Indenture.

Terms and Issue of Notes

Pursuant to the Plan of Arrangement, Notes were issued to the Trust and to former Shareholders. Notes issued to former holders of common shares of Storm were transferred by such holders to the Trust in return for Trust Units. Accordingly, the Note Indenture provided that initially only one global Note certificate was issued and represented all Notes issued under the Arrangement. The global Note certificate was issued to the Note Trustee in trust for the Trust and such Shareholders. The Note Trustee, on behalf of such Shareholders recorded the transfer of the Notes represented by such certificate to the Trust pursuant to the Plan of Arrangement, without recourse to the Trust, and received certificates representing Trust Units for delivery to such Shareholders, all as contemplated by the Plan of Arrangement. Upon receipt of the certificates representing the Trust Units, the Note Trustee provided a receipt and distributed such certificates to such Shareholders.

The unsecured Notes bear interest from the date of issue at 14 percent per annum. Interest is payable for each month during the term on the 10th day of the month following such month. The first interest payment was paid on October 10, 2002 for the period commencing on August 23, 2002 and ending on September 30, 2002.

Although pursuant to the terms of the Note Indenture, FET Resources is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus, FET Resources is not required to make any payment in respect of principal until December 1, 2032, subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Trust Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "Non-Fund Holders") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture allows the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes. The Trust is the holder of all of the issued and outstanding Notes.

Ranking

The Notes are unsecured debt obligations of FET Resources and rank *pari passu* with all other unsecured indebtedness of FET Resources, but subordinate to all secured debt.

Events of Default

The Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if FET Resources has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million and FET Resources has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to FET Resources specifying such default and requiring FET Resources to rectify the same; (vi) FET Resources ceasing to carry on its business other than as contemplated in this Information Circular; and (vii) material default by FET Resources under material agreements if property having a fair market value in excess of $5 million is liable to forfeiture or termination.

NPI AGREEMENT

Coincident with the Arrangement becoming effective, FET Resources and the Trust entered into the NPI Agreement, pursuant to which FET Resources granted and set over to the Trust the right to receive certain payments (the "NPI") on petroleum and natural gas rights held by FET Resources from time to time. As consideration for the granting of the NPI, in addition to all amounts previously paid by the Trust to FET Resources, the Trust agreed to pay FET Resources an amount (the "Deferred Purchase Price Obligation") equal to (a) the portion of acquisition costs ("Future Acquisition Costs") for petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by FET Resources from time to time ("Property Interests") acquired after the date of the NPI Agreement which are attributable to "Canadian resource property" (as defined in the Tax Act) payable at the time of incurring such Future Acquisition Costs, plus (b) drilling, completion, equipping and other costs ("Capital Expenditures") in respect of the Property Interests payable at the time of incurring such Capital Expenditures, plus (c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by FET Resources of such indebtedness. In addition, the Trust will pay over to FET Resources, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or the proceeds from the disposition of the NPI on any petroleum and natural gas rights held by FET Resources. FET Resources shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust is entitled to a payment from FET Resources for each month equal to the amount by which ninety-nine (99 percent) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99 percent) percent of certain deductible production costs for such period. FET Resources may acquire and fund additional Property Interests from residual revenues, the Deferred Purchase Price Obligation, borrowings or from its working capital.

If FET Resources wishes to dispose of any Property Interests which will result in proceeds in excess of a threshold amount, the Board of Directors shall approve such disposition, however, if the asset value (calculated in accordance with the terms of the NPI Agreement) of any interests included in such disposition is greater than a threshold percentage of the asset value of all the Property Interests held by FET Resources, such disposition must be approved by a special resolution of the Unitholders. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

CASH DISTRIBUTIONS AND DISTRIBUTION POLICY

The following is a summary of the distributions paid by Focus from its inception in August of 2002 to December 31, 2005.

For the 2002 Period Ended	Distributions per Unit	Payment Date
September 30	$0.11	October 15, 2002
October 31	$0.11	November 15, 2002
November 30	$0.11	December 16, 2002
December 31	$0.11	January 15, 2003
Total:	**$0.44**	

For the 2003 Period Ended	Distributions per Unit	Payment Date
January 31	$0.135	February 17, 2003
February 28	$0.135	March 17, 2003
March 31	$0.135	April 15, 2003
April 30	$0.14	May 15, 2003
May 31	$0.14	June 16, 2003
June 30	$0.14	July 15, 2003
July 31	$0.14	August 15, 2003
August 31	$0.14	September 15, 2003
September 30	$0.14	October 15, 2003
October 31	$0.14	November 17, 2003
November 30	$0.14	December 15, 2003
December 31	$0.14	January 15, 2004
Total:	**$1.665**	

For the 2004 Period Ended	Distributions per Unit	Payment Date
January 31	$0.14	February 16, 2004
February 29	$0.14	March 15, 2004
March 31	$0.14	April 15, 2004
April 30	$0.15	May 17, 2004
May 31	$0.15	June 15, 2004
June 30	$0.15	July 15, 2004
July 31	$0.15	August 16, 2004
August 31	$0.15	September 15, 2004
September 30	$0.15	October 15, 2004
October 31	$0.16	November 15, 2004
November 30	$0.16	December 15, 2004
December 31	$0.16	January 17, 2005
Total:	**$1.80**	

For the 2005 Period Ended	Distributions per Unit	Payment Date
January 31	$0.16	February 15, 2005
February 28	$0.16	March 15, 2005
March 31	$0.16	April 15, 2005
April 30	$0.16	May 15, 2005
May 31	$0.16	June 15, 2005
June 30	$0.16	July 15, 2005
July 31	$0.16	August 15, 2005
August 31	$0.18	September 15, 2005
September 30	$0.18	October 17, 2005
October 31	$0.18	November 15, 2005
November 30	$0.18	December 15, 2005
December 31	$0.18	January 16, 2006
Total:	**$2.02**	

Cash distributions are made on the 15th day (or if such date is not a business day, on the next business day) following the end of each calendar month to Unitholders of record on the last business day of each such calendar month or such other date as determined from time to time by the Trustee.

The Board of Directors on our behalf review the distribution policy from time to time. The current distribution policy incorporates the withholding of approximately 30-35 percent of cash flow generated for the financing of capital expenditures in order to provide sustainable distributions in the long-term. Depending upon commodity prices and the size of the capital budget, FET Resources Ltd. estimates that 30-35 percent of the cash available for distribution will fund a significant portion of our annual capital expenditure program, including exploration, exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

Distributions are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices. During periods of volatile commodity prices, we may vary the distribution rate monthly.

Pursuant to the provisions of the Trust Indenture all taxable income earned by the Trust in a fiscal year, not previously distributed in that fiscal year, must be distributed to Unitholders of record on December 31. This excess income, if any, will be allocated to Unitholders of record at December 31 but the right to receive this income, if the amount is not determined and declared payable at December 31, will trade with the Trust Units until determined and declared payable in accordance with the rules of the Toronto Stock Exchange. To the extent that a Unitholder trades Trust Units in this period they will be allocated such income but will dispose of their right to receive such distribution.

MARKET FOR SECURITIES

The Trust Units are listed for trading on the TSX under the symbol "FET.UN". The Exchangeable Shares are listed for trading on the TSX under the symbol "FTX".

The following table sets forth the high and low closing trading prices and the aggregate volume of trading of the Trust Units as reported by the TSX for the periods indicated.

	Price Range High ($)	Low ($)	Average Daily Volume
2005			
January	21.41	19.49	90,770
February	22.45	21.00	116,350
March	22.60	18.60	122,805
April	21.00	19.25	78,419
May	20.01	18.99	73,019
June	22.40	19.65	66,991
July	23.15	21.60	69,020
August	23.35	20.99	131,236
September	24.05	21.38	150,357
October	24.20	19.72	133,975
November	24.87	20.47	88,718
December	26.74	24.77	89,410
2006			
January	25.65	24.00	86,404
February	24.81	20.65	124,093
March (1 to 29)	22.88	22.25	140,770

The following table sets forth the high and low closing trading prices and the aggregate volume of trading of the Exchangeable Shares as reported by the TSX for the periods indicated.

	Price Range High ($)	Low ($)	Average Daily Volume
2005			
January	27.50	25.05	542
February	28.80	27.09	782
March	29.25	24.20	564
April	27.75	25.60	463
May	26.30	25.25	750
June	29.58	25.95	915
July	30.75	28.71	1,741
August	30.81	27.87	368
September	33.00	29.20	490
October	33.00	26.75	1,281
November	33.86	28.25	744
December	36.75	34.75	645
2006			
January	35.75	33.50	900
February	34.60	29.00	800
March (1 to 29)	31.64	31.53	181

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Focus are KPMG LLP, Chartered Accountants, Calgary, Alberta.

Valiant Trust Company, at its principal office in Calgary, Alberta and through its co-agent, BNY Trust Company of Canada, at its principal office in Toronto, Ontario is the transfer agent and registrar for the Trust Units and Exchangeable Shares.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust and FET Resources. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.

Reserves Estimates

The reserve and recovery information contained in the Paddock Report and the McDaniel Report are only estimates and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by Paddock and McDaniel.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by FET Resources for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on FET Resources' ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to FET Resources and possible liability to third parties. FET Resources will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. FET Resources may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liability may impair FET Resources 's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in

accordance with industry standards, such reviews do not guarantee or certify that a defect in the change of title may not arise to defeat the claim of FET Resources or its subsidiaries to certain properties. Such circumstances could impair FET Resources' ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of FET Resources or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on FET Resources. Although the Trust has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Debt Service

FET Resources may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by FET Resources may impair FET Resources' ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by FET Resources of its obligations under the Notes or the NPI Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over substantially all of the assets of FET Resources. If FET Resources becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of FET Resources.

Delay in Cash Distributions

In addition to the usual delays in payment by purchases of oil and natural gas to the operators of the properties, and by the operator to FET Resources, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of FET Resources

FET Resources is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. During the period that Exchangeable Shares issued by FET Resources are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowances or utilization of prior years non-capital losses to reduce taxable income to zero. FET Resources intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital costs ("UCC") and non-capital losses carried forward from Storm, if any, plus resource pools and UCC created by capital expenditures of FET Resources. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of FET Resources, then cash taxes would be payable by FET Resources. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against FET Resources, it could materially adversely affect the amount of distributable cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even thought they do not receive a cash distribution.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cash effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. FET Resources will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, FET Resources' initial production levels and reserves will decline.

FET Resources' future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on FET Resources success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, FET Resources' reserves and production will decline over time as reserves are exploited.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

Residual Liabilities of Storm

Pursuant to the Arrangement, FET Resources is the corporation resulting from the amalgamation of AcquisitionCo and Storm. As a result, FET Resources owns, directly or indirectly, all of the assets of Storm other than the Storm Energy Ltd. assets, which were transferred to Storm Energy Ltd. coincident with the Arrangement becoming effective. Although Storm Energy Ltd. assumed all of the liabilities of Storm relating to the Storm Energy Ltd. assets, as the successor entity to Storm, FET Resources retained all other liabilities of Storm, including liabilities relating to corporate and income tax matters.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically productive and, as a result, cash distributions do not represent a "yield" in the traditional senses as they represent both return of capital and return on investment.

Conflict of Interest

Certain of FET Resources' directors are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in FET Resources. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its shares in FET Resources, the Notes, the NPI Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company, and accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with our obligations and affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of our assets. Pursuant to the Trust Indenture, we will indemnify and hold harmless each Trust Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Trust Unitholder resulting from or arising out of such Trust Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on our behalf must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Personal liability may also arise in respect of claims against us that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. The *Income Trusts Liability Act* (Alberta) came into force on July 1, 2004. The legislation provides that a Trust Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force.

Our operations will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against us.

LEGAL PROCEEDINGS

There are no legal proceedings which the Trust or any subsidiary of the Trust is a party or of which any of their property is subject which are material to the Trust and the Trust is not aware of any such proceedings that are contemplated or pending.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Trust, any unitholder who beneficially owns more than 10 percent of the outstanding units, or any known associate or affiliate of such persons, in any transaction within the last fiscal year and in any proposed transaction which has materially affected or would materially affect the Trust.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by us within the most recently completed financial year, or before the most recently completed financial year but are still material and are still in effect, are the following:

(a) the Trust Indenture;

(b) the Exchangeable Share provisions and the support agreement and the voting and exchange agreement;

(c) the note indenture creating the Notes; and

(d) the trust unit rights incentive plan.

Copies of each of these documents have been filed on SEDAR at *www.sedar.com.*

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Trust during, or related to, the Trust's most recently completed financial year other than Paddock Lindstrom and Associates and McDaniel and Associates, the Trust's independent engineering evaluators and KPMG LLP, the Trust's auditors.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to Focus may be found on SEDAR at *www.sedar.com*. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities and interests of insiders in material transactions, where applicable, is contained in the Information Circular of the Trust dated March 15, 2006. Additional financial information is provided in Focus' financial statements for the year ended December 31, 2005.

The Trust shall provide to any person, upon request to the Chief Financial Officer of FET Resources:

1. when the securities of the Trust are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

   (a) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

   (b) one copy of the comparative financial statements of Focus for its most recently completed fiscal period for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Trust that have been filed, if any, for any period after the end of its most recently completed financial year;

   (c) one copy of the Information Circular of the Trust in respect of its most recent annual and special meeting of Unitholders; and

   (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and which are not required to be provided under items (a) to (c) above; or

2. at any other time, one copy of any documents referred to in items (1)(a), (b) and (c) above, provided that the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

For additional copies of this Annual Information Form and the materials listed in the preceding paragraphs, please contact:

Focus Energy Trust
Suite 3300, 205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Phone: (403) 781-8409
Fax: (403) 781-8408

SCHEDULE A – BOARD OF DIRECTORS COMMITTEE MANDATES

Audit Committee

MANDATE & TERMS OF REFERENCE OF THE AUDIT COMMITTEE

Role and Objective

The Audit Committee (the "Committee") is a committee of the board of directors of FET Resources Ltd. ("FET") to which the board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for board of director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee, with respect to FET and Focus Energy Trust (the "Trust") (hereinafter collectively referred to as "Focus"), are as follows:

1. To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of Focus and related matters;

2. To provide better communication between directors and external auditors;

3. To enhance the external auditor's independence;

4. To increase the credibility and objectivity of financial reports; and

5. To strengthen the role of the outside directors by facilitating in-depth discussions between directors on the Committee, management and external auditors.

Membership of Committee

1. The Committee shall be comprised of at least three (3) directors of FET, none of whom are members of management of FET and "independent" (as such term is used in Multilateral Instrument 52–110 – Audit Committee ("MI 52–110")).

2. The Board of Directors shall have the power to appoint the Committee Chairman.

3. All of the members of the Committee shall be "financially literate". The Board of Directors of FET has adopted the definition for "financial literacy" used in MI 52–110.

Meetings

1. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote. In the event of an equal number of votes, the Committee will attempt to access any missing members, or have the matter decided by the full Board of Directors.

2. A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the board.

3. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

4. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the board.

5. The Committee shall meet with the external auditor at least quarterly and at such other times as the external auditor and the Committee consider appropriate.

6. A representative of the Committee shall meet with the external reserve evaluators in conjunction with the Reserves Committee at least once per year (in connection with the preparation of the year end reserves).

Mandate and Responsibilities of Committee

1. It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

2. It is the responsibility of the Committee to satisfy itself on behalf of the board with respect to the adequacy and effectiveness of Focus's Internal Control Systems.

3. It is a primary responsibility of the Committee to review the annual financial statements of Focus prior to their submission to the board of directors for approval. The process should include but not be limited to:

   - reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements;
   - reviewing significant accruals, reserves or other estimates such as the cost impairment calculation;
   - reviewing accounting treatment of unusual or non-recurring transactions;
   - reviewing the Trust's status as a "mutual fund trust" under the *Income Tax Act* (Canada).
   - ascertaining compliance with covenants under loan agreements and Trust Indenture;
   - reviewing adequacy of the reclamation fund;
   - reviewing disclosure requirements for commitments and contingencies;
   - reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
   - reviewing unresolved differences between management and the external auditors; and
   - obtain explanations of significant variances with comparative reporting periods.

4. The Committee is to review the financial statements, prospectuses, management discussion and analysis (MD&A), annual information forms (AIF) and all public disclosure containing audited or unaudited financial information before release and prior to board approval. The Committee must be satisfied that adequate procedures are in place for the review of Focus' disclosure of all other financial information and shall periodically access the accuracy of those procedures.

5. With respect to the appointment of external auditors by the board, the Committee shall:

   - recommend to the board the appointment of external auditors;
   - recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and confirmation that the external auditors shall report directly to the Committee;
   - when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

- review and approve any non-audit services to be provided by the external auditors' firm and consider the impact on the independence of the auditors.

6. Review with external auditors (and internal auditor if one is appointed by Focus) their assessment of the internal controls of Focus, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Focus and its subsidiaries.

7. The Committee will pre–approve all non–audit services to be provided to Focus or its subsidiaries by the external auditors. The Committee may delegate to one or more members the authority to pre–approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

8. The Committee shall review risk management policies and procedures of Focus

9. The Committee shall establish a procedure for:

   - the receipt, retention and treatment of complaints received by Focus regarding accounting, internal accounting controls or auditing matters; and

   - the confidential, anonymous submission by employees of Focus of concerns regarding questionable accounting or auditing matters.

10. The Committee shall have the authority to investigate any financial activity of Focus. All employees of FET are to cooperate as requested by the Committee.

11. The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of Focus without any further approval of the board.

Reserves Committee

Charter of the Reserves Committee of the Board of Directors

RESERVES COMMITTEE PURPOSE

The Reserves Committee (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its responsibility for the stewardship of Focus Energy Trust (the "Trust") and FET Resources Ltd. (the "Corporation") in overseeing the business and affairs of the Corporation. The Committee's primary duties and responsibilities are to assume responsibility for assisting the Board in respect of annual independent review of the Trust's petroleum and natural gas reserves and reporting to the Board in respect thereof.

RESERVES COMMITTEE COMPOSITION, PROCEDURES AND ORGANIZATION

The Committee shall consist of at least two directors as determined by the Board, the majority of whom shall be independent (as required by National Instrument 51-101). Committee members shall also meet the independence requirements of the regulatory bodies to which the Corporation may be subject to.

The Board shall appoint the members of the Committee and may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. The Board shall appoint a member of the Committee as chair of the Committee. If a Committee Chair is not designated by the Board, or is not present at a meeting of the Committee, the members of the Committee may designate a chair by majority vote of the Committee membership. The Secretary of the Corporation, or in his or her absence, an alternative secretary designated by the Committee, shall act as Secretary of the Committee.

The quorum for meetings shall be a majority of the members of the Committee present in person or by telephone or other telecommunications device that permits all persons participating in the meeting to speak and to hear each other.

The Committee shall meet at least annually at such times and at such locations as may be requested by the chair of the Committee and at such times as any member of the Committee may request.

RESERVES COMMITTEE RESPONSIBILITIES AND DUTIES

The overall duties and responsibilities of the Committee shall be as follows:

- in conjunction with the Corporation's senior engineering management, meet with the independent evaluating engineers being considered for appointment to review their qualifications and independence to ensure the independent evaluating engineers being considered for appointment are technically qualified and competent, are independent of management and to establish the terms of their engagement;

- after consultation with the Corporation's senior engineering management, recommend to the Board the appointment of the independent evaluating engineers to assist the Corporation in the annual review of its petroleum and natural gas reserves;

- in consultation with the Corporation's senior engineering management determine the scope of the annual review of the petroleum and natural gas reserves by the independent evaluating engineers, having regard to regulatory reporting requirements;

- review both the procedures for providing petroleum and natural gas reserves information to the independent evaluating engineers and the information used by the independent evaluating engineers to enable the independent evaluating engineers to provide a report that will meet regulatory reporting requirements;

- in consultation with the Corporation's senior engineering management and the independent evaluating engineers:

- determine whether any restrictions affect the ability of the independent evaluating engineers to report on reserves data without reservations; and
- review the reserves data and the report of the independent evaluating engineers.
- ensure the disclosure to the public on the Corporation's petroleum and natural gas reserves is in compliance with regulatory requirements;
- review any proposals to change the independent evaluating engineers and/or resolve any differences between the independent evaluating engineers and management;
- meet on an annual basis with the Corporation's senior engineering management and/or the independent evaluating engineers of the Corporation to review and consider the evaluation of the Corporation's petroleum and natural gas reserves;
- meet separately with the independent evaluating engineers and/or senior engineering management when the Committee deems it desirable and advise the Board on the results of such meeting;
- co-ordinate meetings with the Audit Committee of the Corporation, the Corporation's senior engineering management, independent evaluating engineers and auditors as required to address matters of mutual concern in respect of the Corporation's evaluation of petroleum and natural gas reserves;
- review annually the Committee charter and recommend any changes to the Board; and
- to maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

Compensation Committee

MANDATE & TERMS OF REFERENCE OF THE COMPENSATION COMMITTEE

Role and Objective

The Compensation Committee (the "Committee") is a committee of the board of directors of FET Resources Ltd. ("FET") to which the board has delegated its responsibility for oversight of the overall human resources policies and procedures including all compensation matters of FET and Focus Energy Trust (the "Trust") (hereinafter collectively referred to as "Focus"). The objectives of the Committee, with respect to Focus are as follows:

1. To assist the directors in meeting their responsibilities in respect of overall human resources policies and procedures including recruitment, performance management, compensation, benefit programs, resignation/terminations, training and development, succession planning and organizational planning and design.

2. To review all compensation and benefit proposals for the officers of FET and make recommendations to the board.

3. To review all in consultation with the board, undertake an annual performance review with the CEO and review the CEO's appraisal of the performance of the officers of FET.

4. To review all employment contracts and other agreements for employees of FET and make recommendations to the board.

5. To review all compensation plans of Focus including the Trust Unit Rights Incentive Plan and the Executive Bonus Plan.

6. To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee and management.

Membership of Committee

1. The Committee shall be comprised of at least two (2) directors of FET, none of whom are members of management of FET.

2. The Board of Directors shall have the power to appoint the Committee Chairman.

Meetings

1. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2. A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the board.

3. Meetings of the Committee should be scheduled to take place at least once per year. Minutes of all meetings of the Committee shall be taken. The Chief Executive Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

4. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the board.

Mandate and Responsibilities of Committee

1. It is a primary responsibility of the Committee to all aspects of Focus' human resources policies and procedures. The process should include but not be limited to:

- review overall salary increases for employees of FET and make recommendations to the board.
- review all compensation and benefit proposals for officers of FET and make recommendations to the board.
- in consultation with the board, undertake an annual performance review of the CEO, and review the CEO's appraisal of the officers of FET.
- review all employment contracts and make recommendations to the board.
- review all proposed compensation plans and any amendments to all compensation plans of Focus.

2. The Committee may retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at the expense of Focus without any further approval of the board.

Corporate Governance Committee

MANDATE & TERMS OF REFERENCE OF THE CORPORATE GOVERNANCE COMMITTEE

Role and Objective

The Corporate Governance Committee (the "Committee") is a committee of the board of directors of FET Resources Ltd. ("FET") which has been constituted to assist the board in respect of the development and monitoring of Focus's approach to corporate governance, the nomination of directors for appointment to the board and the appointment of directors to committees of the board. The objectives of the Corporate Governance Committee, with respect to FET and Focus Energy Trust (hereinafter referred to as "Focus"), are as follows:

Membership of Committee

1. The Committee shall be comprised of at least two (2) directors of the Corporation, none of whom are members of management of the Corporation.

2. The Board of Directors shall have the power to appoint the Committee Chairman.

Meetings

1. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2. A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the board.

3. Meetings of the Committee should be scheduled to take place at least once per year. Minutes of all meetings of the Committee shall be taken.

4. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the board.

Mandate and Responsibilities of Committee

The mandate and responsibilities of the Corporate Governance Committee shall be as set forth below:

1. Develop for approval by the board and periodically review the Corporation's approach to corporate governance matters.

2. Review and recommend to the board for approval reports concerning the Corporation's corporate governance practices as required by the Toronto Stock Exchange and any other regulatory authority.

3. Make recommendations to the board as to which directors should be classified as "related" directors or "unrelated" directors pursuant to any such report.

4. Act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full board meeting, including the performance of management or individual members of management or the performance of the board or individual members of the board. The chairman of the Committee shall be responsible to develop a response to any such concerns.

5. Develop and recommend to the board for approval and periodically review structures and procedures designed to ensure that the board can function independently of management.

6. Periodically review and recommend to the board for approval the remuneration of the directors (including remuneration for serving on a committee of the board) and any other arrangements pursuant to which monies are payable to a director or a party related to a director.

7. Develop for approval by the board and periodically review orientation and education programs for new directors.

8. Develop for approval by the board and periodically review procedures for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of each individual director.

9. Annually review and recommend to the board the appointments to each committee of the board and any changes to the terms of reference of the committees.

10. Review, and report to the full board on matters relating to the nomination of directors and in so doing:

    (a) develop criteria for selection of directors and procedures to identify possible nominees;

    (b) review and assess qualifications of board nominees;

    (c) submit to the board for consideration and decision names of the nominees to be brought forward to the next annual shareholders meeting or to be appointed to fill vacancies in between annual meetings;

    (d) through the chairman of the Committee, approach nominees;

    (e) consider and recommend to the full board appropriate retirement ages of directors;

    (f) determine if any board members' qualifications or credentials since his or her appointment have changed or other circumstances arisen so as to warrant a recommendation that such member resign.

    (g) assess performance or effectiveness of:

    - Board as a whole
    - Board Committees
    - Individual directors

11. Review, and report to the full board, the performance of the CEO on an annual basis.

12. Through outside counsel, maintain a summary of the duties and liabilities of directors and periodically update and provide such summary to the directors.

13. Periodically review and monitor Focus's communication policy with a view to determining whether Focus is communicating effectively with Unitholders, other stakeholders, the investment community and the public generally.

14. Review and consider the engagement at the expense of Focus of professional and other advisors to an individual director(s) when so requested by such directors(s).

15. Review such other matters of a corporate governance nature as may be directed by the board from time to time.

16. Engage or instruct management to engage on behalf of the Corporation such professional and other advisors as the Committee considers appropriate in performing its obligations hereunder.

17. The Committee may retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at the expense of Focus without any further approval of the board.

SCHEDULE B - FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

FORM 51-101F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR

Report on Reserves Data

To the board of directors of Focus Energy Trust (the "Company"):

1) We have evaluated the Company's reserves data as at December 31, 2005. The reserves data consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

2) The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society).

3) Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4) The following tables set forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

			Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total
Paddock Lindstrom & Associates	January 19, 2006	Canada	0	586,836	0	586,836
McDaniel & Associates	February 2, 2006	Canada	0	117,941	0	117,941
Totals			0	704,777	0	704,777

5) In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6) We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7) Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

PADDOCK LINDSTROM AND ASSOCIATES, Calgary, Alberta, Canada

"D.L. Paddock"	March 22, 2006
D.L. Paddock, P. Eng.	**Date**

McDANIEL AND ASSOCIATES, Calgary, Alberta, Canada

"P.A. Welch"	March 22, 2006
P.A. Welch, P. Eng.	**Date**

SCHEDULE C - FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

FORM 51-101F3

REPORT OF

MANAGEMENT AND DIRECTORS

ON OIL AND GAS DISCLOSURE

Report of Management and Directors on Reserves Data and Other Information

Management of Focus Energy Trust (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed the information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

FOCUS ENERGY TRUST, Calgary, Alberta, Canada

"Derek W. Evans"	March 27, 2006
Derek W. Evans, P. Eng.	**Date**
President and Chief Executive Officer	
"Dennis M. Lawrence"	March 27, 2006
Dennis M. Lawrence, P. Eng.	**Date**
Vice President, Engineering	
"Matthew J. Brister"	March 27, 2006
Matthew J. Brister	**Date**
Director	
"Gerald A. Romanzin"	March 27, 2006
Gerald A. Romanzin	**Date**
Director	

MERRILL CORPORATION
Printed in Canada
561716

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR SEPTEMBER 15, 2006

Calgary, August 15, 2006 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of August production of Cdn. $0.16 per trust unit and limited partnership unit will be paid on September 15, 2006 to unitholders of record August 31, 2006. The ex-distribution date is August 29, 2006.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Consolidated Balance Sheets (unaudited)

(thousands)	June 30, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	**$ 3**	$ 4,696
Accounts receivable	**38,145**	21,065
Prepaid expenses and deposits	**3,824**	1,952
	41,972	27,713
Petroleum and natural gas properties and equipment [note 3]	**1,334,910**	430,865
Goodwill [note 3]	**464,177**	5,100
Reclamation fund	**3,608**	2,711
	$1,844,667	$466,389
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 78,590**	$ 26,127
Cash distributions payable	**14,743**	6,604
Current bank debt	**4,090**	-
	97,423	32,731
Long-term debt [note 5]	**242,000**	87,500
Asset retirement obligation [note 4]	**30,400**	15,090
Future income taxes [note 3]	**341,963**	81,634
	711,786	216,955
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	**4,512**	4,131
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	**919,525**	244,426
Exchangeable partnership units [note 8]	**218,500**	-
Contributed surplus	**1,606**	1,135
Accumulated income	**(11,262)**	(258)
	1,128,369	245,303
Commitments and contingencies [note 14]		
	$1,844,667	$466,389

See Notes to Consolidated Financial Statements

Approval on behalf of the Board of Directors:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (Deficit) (unaudited)

(thousands except per-unit amounts)	Three Months Ended, June 30, 2006	2005	Six Months Ended, June 30, 2006	2005
Revenue				
Production revenue	**$ 48,663**	$ 46,583	**$ 96,809**	$ 90,564
Royalties	**(8,991)**	(11,375)	**(19,765)**	(20,766)
Alberta Royalty Tax Credit	**125**	130	**259**	238
Facility income	**960**	553	**1,667**	1,043
Interest income	**2**	-	**10**	15
	40,759	35,891	**78,980**	71,094
Expenses				
Transportation system charges	**2,746**	2,267	**5,271**	4,776
Production	**4,217**	3,871	**9,128**	7,592
General and administrative	**2,273**	1,750	**3,894**	3,359
Elimination of the Executive Bonus Plan [note 10]	**2,872**	-	**2,872**	-
Interest and financing	**1,357**	871	**2,395**	1,695
Depletion and depreciation	**15,082**	13,606	**28,818**	26,536
Accretion of asset retirement obligation	**520**	204	**784**	404
	29,067	22,569	**53,162**	44,362
Income before income taxes	**11,692**	13,322	**25,818**	26,732
Income and other taxes				
Future income tax reduction	**(10,458)**	(1,940)	**(13,605)**	(2,548)
Current and large corporations tax	**62**	261	**212**	559
	(10,396)	(1,679)	**(13,393)**	(1,989)
Non-controlling interest – exchangeable shares	**215**	319	**560**	688
Net income for the period	**21,873**	14,682	**38,651**	28,033
Accumulated income (deficit), beginning of period	**(4,416)**	136,845	**(258)**	123,494
Cash distributions	**(28,719)**	(148,378)	**(49,655)**	(148,378)
Accumulated income (deficit), end of period	**$(11,262)**	$ 3,149	**$(11,262)**	$ 3,149
Net income per unit [note 13]				
Basic	**$ 0.57**	$ 0.40	**$ 1.03**	$ 0.77
Diluted	**$ 0.55**	$ 0.40	**$ 1.01**	$ 0.76

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

(thousands)	Three Months Ended, June 30, 2006	Three Months Ended, June 30, 2005	Six Months Ended, June 30, 2006	Six Months Ended, June 30, 2005
Operating activities				
Net income for the period	**$ 21,873**	$ 14,682	**$ 38,651**	$ 28,033
Add non-cash items:				
Non-controlling interest – exchangeable shares	**215**	319	**560**	688
Non-cash general and administrative expenses [notes 7 and 9]	**756**	565	**1,469**	1,132
Depletion and depreciation	**15,082**	13,606	**28,818**	26,536
Accretion on asset retirement obligation	**520**	204	**784**	404
Future income tax recovery	**(10,458)**	(1,940)	**(13,605)**	(2,548)
Reclamation costs	**(285)**	-	**(285)**	-
Net change in non-cash working capital items	**(1,557)**	(3,638)	**(3,212)**	(5,704)
	26,146	23,798	**53,180**	48,541
Financing activities				
Unit issue costs	**(140)**	-	**(140)**	-
Proceeds from exercise of unit appreciation rights	**38**	75	**461**	361
Increase in long-term debt	**143,000**	3,475	**154,500**	13,975
Cash distributions paid	**(20,960)**	(17,436)	**(41,515)**	(34,748)
	121,938	(13,886)	**113,306**	(20,412)
Investing activities				
Capital asset additions	**(2,674)**	(3,962)	**(26,963)**	(26,512)
Acquisition expenditures	**(142,500)**	-	**(142,500)**	(2)
Reclamation fund contributions, net of costs	**(450)**	(492)	**(897)**	(1,000)
Net change in non-cash working capital items	**(2,462)**	(4,149)	**(819)**	696
	(148,086)	(8,603)	**(171,179)**	(26,818)
Increase (decrease) in cash and cash equivalents during the period	**(2)**	1,309	**(4,693)**	1,311
Cash and cash equivalents, beginning	**5**	46	**4,696**	44
Cash and cash equivalents, ending	**$ 3**	$ 1,355	**$ 3**	$ 1,355

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

JUNE 30, 2006 AND 2005 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Pursuant to the terms of a net profits interest agreement (the "NPI Agreement"), the Trust is entitled to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd., Focus BC Trust and FET Energy Ltd., wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to the NPI Agreement.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

FET Energy Ltd. is a subsidiary of the Trust. Under a Plan of Arrangement with Profico Energy Management Ltd. ("PEML") dated June 26, 2006, FET Energy Ltd. became the successor company to PEML through amalgamation on June 27, 2006. FET Energy Ltd., through its interest in a partnership, is engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures, prior to the acquisition of properties from PEML, are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months. The properties acquired from PEML allow year-round access which will reduce the significance of the seasonality of operations for the Trust.

Effective January 1, 2005, the Trust has presented accumulated income net of accumulated cash distributions paid or payable to unitholders on the balance sheet.

(thousands)	2006	2005
Accumulated income, before cash distributions	$ 225,608	$ 151,527
Accumulated cash distributions	(236,870)	(148,378)
Balance as at June 30	$ (11,262)	$ 3,149

3. BUSINESS ACQUISITION

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement with PEML. On June 26, 2006, the unitholders of the Trust and the shareholders of PEML voted to approve resolutions to effect the Plan of Arrangement by which security holders of PEML received a total of 5.17 Focus Energy Trust units and/or Focus Limited Partnership exchangeable units and $25.12 cash for each PEML common share and the Trust received the assets and assumed the liabilities of PEML for total consideration of $1,091.3 million.

This amount consisted of the issuance of 30,802,799 Focus Energy Trust units, 9,999,992 Focus Limited Partnership exchangeable units and $199.8 million in cash and transaction costs. Both the Trust and Partnership units have a fair value of $21.85 per unit. The Board of Directors approved the Information Circular dated May 25, 2006 with respect to the Plan of Arrangement on May 24, 2006.

The Trust's aggregate consideration for the acquisition of PEML consists of the following:

Consideration for the acquisition:

($ thousands)	
Trust units issued	673,041
Exchangeable partnership units issued	218,500
Cash	198,253
Transaction costs	1,500
	1,091,294

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration of the PEML acquisition.

Allocation of purchase price:

($ thousands)	
Cash acquired	55,800
Net working capital	(41,819)
Petroleum and natural gas properties and equipment	904,754
Fair value of risk management contracts	1,679
Goodwill	459,077
Asset retirement obligation	(14,570)
Future income taxes	(273,627)
	1,091,294

Effective June 27, 2006, the results from the assets purchased from PEML have been included in the consolidated financial statements of the Trust. Components of the purchase price are estimates and preliminary and may change as final information becomes available.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $84.8 million which will be incurred between 2006 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	June 30, 2006	June 30, 2005
Balance, beginning of period	$ 15,090	$ 11,461
Accretion expense	784	404
Development activity and change in estimates	241	356
Acquisition of PEML assets	14,570	-
Settlement of liabilities	(285)	(167)
Balance, end of period	$ 30,400	$ 12,054

5. LONG-TERM DEBT

As at June 30, 2006 the Trust has a $350 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a two-year amortization period. In addition, the Trust has a $15.0 million demand operating line of credit. At June 30, 2006, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at June 30, 2006 is approximately 5.25% percent.

The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of 8 1/3 percent commencing 15 months after the term date and the remaining 75 percent at the end of the term.

6. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to June 30, 2006, a total of 23,751 exchangeable shares were converted into 33,128 trust units at exchange ratios prevailing at the time. At June 30, 2006, the exchange ratio was 1.41974 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The Company may redeem all but not less than all of the outstanding exchangeable shares at any time when the aggregate number of issued and outstanding exchangeable shares is less than 1,000,000. The Company will, at least 45 days prior to any redemption date, provide the registered holders with written notice of the prospective redemption. The redemption price is equal to that described previously. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

	Number of Shares		Consideration (thousands)	
Exchangeable Shares of FET Resources Ltd.	2006	2005	2006	2005
Balance as at January 1	560,218	977,346	$4,131	$4,934
Net income attributable to non-controlling interest	-	-	392	688
Exchanged for trust units	(23,751)	(374,928)	(179)	(1,972)
Balance as at June 30	536,467	602,418	$4,344	$3,650

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement with Storm Energy Inc. in 2002, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

	Number of Units		Consideration (thousands)	
Trust Units of Focus Energy Trust	2006	2005	2006	2005
Balance as at January 1	36,687,167	35,973,651	$244,426	$230,478
Issued pursuant to Plan of Arrangement with PEML (i)	30,802,799	-	673,041	-
Issued on conversion of exchangeable shares (ii)	33,128	489,461	776	10,194
Issued pursuant to the Executive Bonus Plan (iii)	31,253	33,195	767	674
Exercise of Unit Appreciation Rights (iv)	42,750	44,000	730	557
Balance as at June 30, 2006	67,597,097	36,540,307	$919,740	$241,903

(i) *Issued pursuant to Plan of Arrangement with PEML at a fair value of $21.85 per trust unit*

(ii) *Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion*

(iii) *Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such Plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.*

(iv) *Exercise of Unit Appreciation Rights includes cash consideration of $461,000 (2005 - $361,228) and contributed surplus credit of $269,350 (2005 - $195,396).*

8. EXCHANGEABLE PARTNERSHIP UNITS

The exchangeable partnership units of Focus Limited Partnership are convertible after January 1, 2007 into trust units, at the option of the holder, on a one-for-one basis. Cash distributions equal to the distribution paid to Trust unitholders are paid to the holders of the exchangeable partnership units.

The Board of Directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date.

The exchangeable partnership units are entitled to vote on Focus matters with Trust unitholders through the Special Voting Unit. The exchangeable partnership units are not listed on any stock exchange and are not transferable.

Exchangeable Partnership Units of Focus Energy Trust	Number of Units 2006	Number of Units 2005	Consideration (thousands) 2006	Consideration (thousands) 2005
Balance, beginning of period	-	-	-	-
Issued pursuant to Plan of Arrangement with PEML	9,999,992	-	$218,500	-
Balance as at June 30, 2006	9,999,992	-	$218,500	-

The exchangeable partnership units were issued at a fair value of $21.85 per unit.

9. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights, but the number of units reserved for issuance upon the exercise of rights shall not at any time exceed five percent of the aggregate number of issued and outstanding units of the Trust and including the number of units which may be issued on the exchange of the outstanding exchangeable shares. To June 30, 2006 a total of 270,000 units had been issued pursuant to the exercise of rights under the Plan, and 1,755,000 units are reserved for issuance under the Plan. With respect to the 1,755,000 units reserved for issuance under the Plan, a total of 1,313,850 rights have been granted.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant. Rights granted under the Plan subsequent to May 2006 have a life of four years and vest equally over a three-year period commencing on the first anniversary of the grant.

	2006 Number of Rights	2006 Weighted Average Exercise Price	2005 Number of Rights	2005 Weighted Average Exercise Price
Balance as at January 1	1,311,100	$ 12.52	1,113,100	$ 11.78
Granted	89,500	$ 24.61	83,000	$ 19.83
Exercised	(42,750)	$ 10.78	(44,000)	$ 8.21
Cancelled	(44,000)	$ 19.48	(26,500)	$ 14.46
Before reduction of exercise price	1,313,850	$ 13.16	1,125,600	$ 12.45
Reduction of exercise price	-	$ (1.05)	-	$ (0.93)
Balance as at June 30	1,313,850	$ 12.11	1,125,600	$ 11.52

- The average exercise price at the grant date is $16.32.
- The average contractual life of the rights outstanding is 2.82 years.
- The number of rights exercisable at June 30, 2006 is 307,500.
- The average fair value at the grant date for the six months ended June 30, 2006 is $6.49.

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $332,843 and $664,718 for the quarter and six months ended June 30, 2006. The Trust recorded non-cash compensation expense of $193,021 and $397,403 for the quarter and six months ended June 30, 2005.

10. ELIMINATION OF THE EXECUTIVE BONUS PLAN

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard compensation framework within the sector.

In eliminating the Executive Bonus Plan, $3.0 million is being paid to the participants in the Plan. Half was paid at the end of June 2006 and the remainder will be paid on July 1, 2007. In addition, participants will receive, in aggregate, an additional 495,600 trust unit appreciation rights.

11. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at June 30, 2006. The fair market value of the contracts outstanding at June 30, 2006, which have no book value, would have resulted in a net payment to the Trust of $13.5 million.

Financial Contracts	Daily Quantity		Contract Price		Price Index	Term
Crude oil	300 bbls	$	72.97	Cdn	WTI	July 2006 – December 2006
	400 bbls	$	55.05–65.05	Cdn	WTI	July 2006 – December 2006
Natural gas	7,000 GJ	$	7.75-8.78	Cdn	AECO	July 2006 – October 2006
	7,000 GJ	$	8.75-10.02	Cdn	AECO	July 2006 – October 2006
	6,000 GJ	$	10.65	Cdn	AECO	July 2006 – October 2006
	7,000 GJ	$	11.51	Cdn	AECO	November 2006 – March 2007
	6,000 GJ	$	9.50-10.80	Cdn	AECO	November 2006 – March 2007
	13,000 GJ	$	9.32	Cdn	AECO	November 2006 – March 2007
	10,000 GJ	$	9.30	Cdn	AECO	November 2006 – March 2007
	10,000 GJ	$	9.28	Cdn	AECO	November 2006 – March 2007

Subsequent to quarter end, financial contracts were modified or added. At August 8, 2006 the following financial contracts were outstanding:

Financial Contracts	Daily Quantity		Contract Price		Price Index	Term
Crude oil	300 bbls	$	72.97	Cdn	WTI	July 2006 – December 2006
	400 bbls	$	55.05–65.05	Cdn	WTI	July 2006 – December 2006
Natural gas	7,000 GJ	$	7.75-8.78	Cdn	AECO	July 2006 – October 2006
	7,000 GJ	$	8.75-10.02	Cdn	AECO	July 2006 – October 2006
	6,000 GJ	$	10.65	Cdn	AECO	July 2006 – October 2006
	3,000 GJ	$	5.13	Cdn	AECO	August 2006 – October 2006
	6,000 GJ	$	8.01	Cdn	AECO	August 2006 – March 2007
	20,000 GJ	$	7.66	Cdn	AECO	August 2006 – March 2007
	7,000 GJ	$	9.00	Cdn	AECO	August 2006 – March 2007
	13,000 GJ	$	9.32	Cdn	AECO	November 2006 – March 2007
	11,000 GJ	$	8.73	Cdn	AECO	November 2006 – March 2007
	15,000 GJ	$	7.77	Cdn	AECO	April 2007 – October 2007

12. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at June 30, 2006, which have no book value, would have resulted in a net payment to the Trust of $3.7 million.

Physical Sales Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	3,000 GJ	$8.67	Cdn	July 2006 – October 2006
	3,000 GJ	$8.30	Cdn	July 2006 – October 2006
	12,500 GJ	$7.31	Cdn	August 2006 – March 2007*
	10,000 GJ	$6.77	Cdn	August 2006 – March 2007*
	5,000 GJ	$10.32	Cdn	November 2006 – March 2007

**contract entered into subsequent to June 30, 2006*

13. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units and exchangeable partnership units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan, include exchangeable shares converted at the average exchange ratio and include exchangeable partnership units.

Basic per-unit calculations for the three-month period ended June 30 are based on the weighted average number of trust units and exchangeable partnership units outstanding in 2006 of 38,573,537 (2005 of 36,379,498). Basic per-unit calculations for the six-month period ending June 30 are based on the weighted average number of trust units and exchangeable partnership units outstanding in 2006 of 37,651,345 (2005 of 36,236,368).

Diluted calculations for the three-month period ended June 30 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 518,289 (2005 of 497,809) and 761,285 exchangeable shares (2005 of 1,162,700) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts. Diluted calculations for the six-month period ended June 30 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 515,835 (2005 of 496,796) and 766,185 for exchangeable shares (2005 of 1,049,627) converted at the average exchange rate.

Supplementary cash flow information for the three months ended June 30:

(thousands)		2006		2005
Interest paid	$	4,196	$	1,583
Interest received	$	9	$	6
Taxes paid	$	928	$	520
Cash distributions paid	$	41,515	$	34,748

14. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2006	2007-2008	2009-2010	2011 and thereafter
Office premises	2,496	225	1,215	1,056	-
Operating leases	576	358	218	-	-
Mineral and surface leases(2)	22,907	1,872	8,414	8,414	4,207
Transportation and processing	31,093	13,003	12,700	2,487	2,903
Asset retirement obligations(3)	30,400	343	559	899	28,599
Total contractual obligations	87,472	15,801	23,106	12,856	35,709

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 11 and 12.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2006 to 2011 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2011 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

82-34761

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 8, 2006

Derek W. Evans
President and Chief Executive Officer

82-34761

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, WILLIAM D. OSTLUND, Vice President, Finance and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 8, 2006

William D. Ostlund
Vice President, Finance and Chief Financial Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and six months ended June 30, 2006 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated August 8, 2006 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

OPERATIONS SUMMARY	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Average daily production				
Barrels of oil equivalent (@ 6:1)	**10,038**	10,382	**9,978**	10,121
% of Natural gas	**78%**	75%	**77%**	75%
Average product prices realized[1]				
Crude oil sales (CDN$/bbl)	**$ 77.19**	$ 64.29	**$ 71.18**	$ 62.45
Financial hedging settlements (CDN$/bbl)	**$ (4.11)**	$ (9.64)	**$ (3.11)**	$ (7.64)
Realized price (CDN$/bbl)	**$ 73.08**	$ 54.66	**$ 68.06**	$ 54.80
NGLs (CDN$/bbl)	**$ 66.37**	$ 55.13	**$ 62.69**	$ 53.15
NGL price/Crude oil price	**86%**	86%	**88%**	85%
Natural gas sales (CDN$/mcf)	**$ 6.71**	$ 7.93	**$ 7.62**	$ 7.96
Transportation system charges (CDN$/mcf)	**$ (0.65)**	$ (0.53)	**$ (0.63)**	$ (0.58)
Financial hedging settlements (CDN$/mcf)	**$ 1.29**	$ -	**$ 0.65**	$ (0.01)
Realized price (CDN$/mcf)	**$ 7.36**	$ 7.40	**$ 7.63**	$ 7.37
Reference prices & differential to Focus price, net of transportation and before price protection				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 78.63**	$ 65.78	**$ 73.82**	$ 63.67
Differential (CDN$/bbl)	**$ (1.44)**	$ (1.49)	**$ (2.65)**	$ (1.22)
Natural gas (AECO daily CDN$/mcf)	**$ 6.04**	$ 7.37	**$ 6.77**	$ 7.13
Differential (CDN$/mcf)	**$ (0.39)**	$ (0.03)	**$ (0.27)**	$ (0.12)
Production revenue before transportation system charges ($ thousands)				
Crude oil, before hedging settlements	**11,017**	10,433	**20,538**	20,558
Financial hedging settlements	**(585)**	(1,560)	**(895)**	(2,510)
NGLs	**4,122**	3,863	**8,315**	7,281
Natural gas, before transportation system charges	**28,609**	33,908	**63,457**	65,297
Financial hedging settlements	**5,500**	(62)	**5,393**	(62)
	48,663	46,583	**96,809**	90,564
Funds flow from operations per BOE				
Production revenue	**$ 47.90**	$ 51.02	**$ 51.11**	$ 50.84
Financial hedging settlements	**5.38**	(1.72)	**2.49**	(1.40)
Transportation system charges	**(3.01)**	(2.40)	**(2.92)**	(2.61)
Realized price [1]	**50.27**	46.91	**50.69**	46.83
Royalties, net of ARTC	**(9.71)**	(11.90)	**(10.80)**	(11.21)
Production expenses	**(4.62)**	(4.10)	**(5.05)**	(4.14)
Field netback	**35.95**	30.91	**34.83**	31.48
Facility income	**1.05**	0.59	**0.92**	0.57
Interest income	**0.00**	-	**0.01**	0.02
General and administrative, cash portion	**(1.66)**	(1.25)	**(1.34)**	(1.22)
Elimination of the Executive Bonus Plan	**(3.14)**	-	**(1.59)**	-
Interest and financing and other	**(1.49)**	(0.92)	**(1.33)**	(0.93)
Current and large corporations tax	**(0.07)**	(0.28)	**(0.12)**	(0.31)
	$ 30.64	$ 29.04	**$ 31.38**	$ 29.61
Funds flow from operations / field netback	**85%**	94%	**90%**	94%
Royalty rate (before hedging settlements and net of transportation system charges)	**22%**	24%	**22%**	23%

(1) Net of settlements for financial hedging instruments and transportation system charges

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	**2006**	2005
Funds flow from operations ($ thousands)				
Cash flow from operating activities	**26,146**	23,798	**53,180**	48,541
Reclamation costs	**285**	-	**285**	-
Net change in non-cash working capital items	**1,557**	3,638	**3,212**	5,704
	27,988	27,436	**56,677**	54,245

Overall Performance

Focus acquired Profico Energy Management Ltd. ("PEML") effective June 27, 2006 in a significant transaction which combined the assets, ownership base and staff of the two organizations. Focus has substantially increased its production base, development drilling inventory and the overall strength of the organization. In addition, we have expanded the unitholder base, Board of Directors and liquidity in the marketplace.

Natural gas prices continued to be volatile and further weaken during the second quarter of 2006. The AECO reference price of natural gas has dropped from a high of $11.43 in the fourth quarter of 2005 to $7.50 in the first quarter of 2006 and to $6.04 for the second quarter of 2006. Focus continues to utilize a price protection program to reduce the volatility of commodity prices and the corresponding funds flow from operations. During the second quarter of 2006, the longer term physical delivery sales contracts and financial hedging contracts for natural gas resulted in approximately $7.3 million of additional revenue and a realized natural gas price higher by $1.71 per mcf.

Funds flow from operations for the second quarter were $28.0 million or $0.70 per unit compared with $28.7 million or $0.77 per unit for the first quarter of 2006. This change resulted primarily from a nine percent decrease in the realized natural gas price and the cost of eliminating the Executive Bonus Plan, largely offset by a lower effective royalty rate and lower production expenses.

Second quarter funds flow from operations of $28.0 million plus debt and working capital were used to fund $28.7 million in distributions declared to unitholders, $2.7 million of capital expenditures for field operations and $0.7 million for reclamation. Of the distributions declared, $7.8 million were related to the June 30, 2006 distribution payable for trust units and exchangeable partnership units issued on June 27 in connection with the acquisition. Financial results reported of the acquired assets for the four days from June 27 to June 30 included funds flow from operations of $1.1 million and capital expenditures of $0.9 million.

Focus had a relatively quiet quarter in terms of capital expenditures due to break-up, wet weather and a concentration on the corporate acquisition. Two natural gas wells (2.0 net) were drilled at Pouce Coupe and six natural gas wells (6.0 net) were drilled at the new Shackleton property.

Business Acquisition

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement which was approved by both the unitholders of Focus and the shareholders of PEML.

As a result of the acquisition:

- Production more than doubles from approximately 10,000 BOE/d to 24,500 BOE/d. The Shackleton and Southwest Saskatchewan properties acquired include approximately 14,500 BOE/d of production weighted 98 percent towards natural gas. These assets are highly concentrated in two core areas and are characterized by high working interest, operated production with a dominant land position.
- With the acquisition, Focus production will be weighted 89 percent natural gas, three percent natural gas liquids and eight percent crude oil.
- An expanded capital program going forward is centered on development drilling opportunities at Shackleton in Saskatchewan and Tommy Lakes in British Columbia, and will be conducted on a year-round basis.
- The acquisition of approximately $1.1 billion, before asset retirement obligations and future tax, is financed 82 percent through the issuance of equity and 18 percent through debt. The equity issued on June 27, 2006 in connection with this transaction is 30.8 million trust units and 10.0 million exchangeable partnership units.
- The remaining $200 million was financed through debt, bringing debt and working capital to $297.5 million at June 30, 2006. On a go-forward basis we expect that the debt-to-funds-flow ratio will be in the 1.0 to 1.3 range, based on forecast volumes, capital programs and

distributions. In connection with the acquisition, Focus increased its syndicated bank credit facility to $350 million.

- Reflecting the new production base and level of capital programs of the Trust, Focus has strengthened the organization with the addition of personnel in all areas of the Trust. General and administrative expenses increase accordingly; however, general and administrative expenses on a per BOE basis are lower due to increases in production and overhead recoveries.
- Focus remains committed to long-term sustainability, value creation through development drilling and maintaining a strong financial position.

With respect to the reported results for June 30, 2006:

- Income and funds flow from operations reported for the acquired assets are for the period of June 27 to June 30. On this basis, the 2006 Q2 results of Focus include 589 BOE/d of production, a field netback of $1.1 million and capital expenditures of $0.9 million.
- The funds flow from operations of PEML for the period of June 1 to June 26 was recorded as a deduction in the purchase price of the acquisition.
- Associated with the acquisition, the former shareholders of PEML received trust units and exchangeable partnership units on June 27. These trust units and exchangeable partnership units were eligible for the distribution to unitholders of record June 30, 2006 and received $7.8 million in distributions.

Seasonality of Operations

Prior to the acquisition in June 2006, most of the natural gas properties of Focus were in areas of British Columbia which were only accessible by road in the winter. This included Tommy Lakes and Kotcho-Cabin. These areas represented approximately 70 percent of our production and the majority of the Trust's capital program. Seasonality resulted in capital expenditures, overhead recoveries and utilization of bank credit facilities being highest in the first and fourth quarters of the year. In addition, higher production volumes, revenue and royalties were reported in Q1 and production expenses were higher in the first and fourth quarters when the properties were accessible.

With the acquisition in June 2006, seasonality will still be a factor, but not nearly to the extent that it has been historically. Winter access issues, especially for the Tommy Lakes winter development program and some environmentally sensitive areas within Shackleton, will continue to impact the operating results of Focus.

Production

2006 Q2 compared with 2006 Q1:

- Average natural gas production reported for the quarter increased four percent as the impact of the acquisition offset production at Tommy Lakes coming off flush production. The acquisition averaged an estimated 78.2 Mmcf per day for the four-day period included in our 2006 Q2 results, and added 3,439 mcf per day to average production for the quarter.
- During the quarter plant turnarounds impacted Tommy Lakes and Sylvan Lake production which reduced average volumes for the quarter by approximately 500 BOE per day.
- The four percent decrease in oil production continues to reflect the natural decline of these properties and limited capital investment in oil properties during the period. The acquisition added approximately 294 bbls per day of heavy oil, which increased average production for the quarter by 13 bbls per day.

2006 Q2 compared with 2005 Q2:

- Average natural gas production was essentially unchanged at 46.8 Mmcf per day in Q2 2006 and Q2 2005. Production declines in the Kotcho-Cabin, Sylvan Lake and Tommy Lakes areas were offset by production increases in Medicine Hat and the acquisition late in the quarter. Tommy Lakes volumes were negatively impacted by a major turnaround in Q2 2006. The natural gas wells at Tommy Lakes from this past winter's drilling program were brought on stream in January and February this year compared with February and March in the prior year. As a result, average production for Tommy Lakes was higher than the prior year in Q1 2006 and lower in Q2 2006. Focus continues to direct its investment towards its low decline longer life properties.

- Oil production has decreased 13 percent from 1,779 bbls per day in Q2 2005 to 1,550 bbls per day in Q2 2006 due to natural decline and limited investment.

Pricing and Price Risk Management

Natural Gas Pricing to June 30, 2006

- Focus had a differential between the realized price compared to the AECO average daily reference price resulting from:
  a) higher than standard heat content of our natural gas at 1.16 GJ's per mcf;
  b) a high proportion of natural gas delivered to British Columbia markets which receives a lower price;
  c) a high proportion of natural gas transportation system charges in British Columbia which have a higher charge;
  d) the difference between how the physical gas is sold during the period versus the AECO daily average.

Realized natural gas price compared to AECO daily reference price to June 30, 2006:

Realized Price Per Mcf	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
AECO daily average (CDN$/mcf)	**$ 6.04**	$ 7.37	**$ 6.77**	$ 7.13
Plus: heat content adjustment (1)	**0.60**	0.69	**0.67**	0.67
Less: differential to B.C. markets (1)	**(0.47)**	(0.19)	**(0.40)**	(0.16)
Less: transportation system charges (1)	**(0.65)**	(0.53)	**(0.63)**	(0.58)
Adjust: timing of actual gas sales (1)	**0.14**	(0.04)	**0.09**	(0.05)
Price before price protection	**5.65**	7.30	**6.50**	7.01
Impact of longer term physical sales contracts	**0.42**	0.10	**0.49**	0.37
Financial hedging settlements	**1.29**	-	**(0.65)**	-
Realized price per mcf	**$ 7.36**	$ 7.40	**$ 7.63**	$ 7.38

(1) *Included in differential reported in Operations Summary table*

Natural Gas Pricing after June 30, 2006

- With the acquisition effective June 27, 2006, the composition of natural gas production for Focus changes considerably. This is a result of approximately 80 Mmcf per day of natural gas from the acquired properties in Saskatchewan which have a lower heat content, an AECO equivalent price and lower transportation system charges.

  As a result, the overall average Focus heat content will be reduced to about 1.06 GJ's per mcf, the market differential per mcf will be reduced to negative $0.20 and average transportation system charges are reduced to $0.32 per mcf.

- Natural gas reference prices decreased further in the second quarter of 2006 due to continued mild winter weather conditions and anticipated high natural gas storage levels. The average AECO daily reference price per mcf for natural gas was $6.04 during the second quarter of 2006 compared with $7.50 for the first quarter of 2006 and $11.43 for the fourth quarter of 2005. The average AECO daily reference price in June was $5.84 per mcf.

- Focus' realized natural gas price in the second quarter of 2006 was four percent lower than the second quarter of 2005 and seven percent lower than the first quarter of 2006.

- During the second quarter of 2006, the price protection program of Focus reduced some of the volatility in natural gas prices and increased the realized price received by $1.71 per mcf. During the quarter, 11 percent of natural gas was sold under forward physical sales contracts and resulted in natural gas sales of $1.8 million higher than if the natural gas had been sold based on the AECO daily reference price. A further 49 percent of natural gas production was hedged with financial instruments. The impact of the financial instrument settlements was receiving $5.5 million for the second quarter of 2006.

- On a year-to-date basis, price protection through physical delivery contracts and financial instruments increased revenue approximately $9.3 million and increased the realized price for natural gas by $1.14 per mcf. This compares with a gain of $0.4 million, or $0.37 per mcf, for the first six months of 2005.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $73.08 per barrel for the second quarter of 2006 versus $54.66 for the comparable period in 2005 as a result of a 20 percent increase in the crude oil reference price and a reduction in the hedging cost for the period.
- During the second quarter of 2006 the differential between the sales price of our light crude oil compared with the WTI reference price stated in Canadian dollars narrowed from $8.02 per barrel in the first quarter of 2006 to $1.49 per barrel, which is more in line with the average historic differential.
- Crude oil prices remained robust in the second quarter of 2006 and there was a hedging cost of $0.6 million, or $4.11 per barrel, for the second quarter of 2006. This compares with a cost of $0.3 million, or $2.14 per barrel, in the first quarter of 2006 and a $1.5 million cost, or $9.64 per barrel, for the second quarter of 2005.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices and assist in maintaining sustainable distributions.
- A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values as at August 8, 2006 is contained in Notes 11 and 12 of the notes to the interim financial statements and summarized below.

Price Protection at August 8, 2006 (volume and reference price)		2006		2007			
		Q3	Q4	Q1	Q2	Q3	Q4
Natural gas	Mmcf/d	61.3	80.2	80.0	14.2	14.2	4.8
	CDN$/mcf	$8.43-$8.69	$8.50-$8.56	$8.62	$8.24	$8.24	$8.24
Crude oil	bbls/d	700	700	-	-	-	-
	CDN$/bbl	$62.73-$68.44	$62.73-$68.44	-	-	-	-

- These amounts reflect the heat content of 1.06 GJ per mcf for our natural gas after the acquisition.

Production Revenue

- Production revenue for the second quarter of 2006 was $48.7 million compared with $48.1 million for the first quarter of 2006.
- The one percent increase compared to the first quarter of 2006 resulted from increases in realized prices for crude oil and natural gas liquids, plus increased natural gas production offsetting a seven percent decline in realized natural gas prices. Natural gas revenue of $34.1 million during the quarter included approximately $7.3 million from price protection through physical delivery contracts and financial instruments.
- Natural gas represented 70 percent of production revenue for the second quarter. Weighting towards natural gas will increase further as the full impact of acquired natural gas volumes is reflected in the third and fourth quarters of 2006, and from higher natural gas production volumes partially offset by a decrease in crude oil volumes. Focus has steadily increased its weighting of volumes to natural gas and natural gas liquids with acquisitions and through development programs which primarily target natural gas opportunities.
- Revenue for the second quarter of 2006 is four percent higher than the second quarter of 2005 with higher realized prices for crude oil and natural gas liquids offsetting reduced volumes of crude oil and natural gas. Natural gas volume and realized price were comparable for the second quarter of 2006 and the second quarter of 2005.

Production Expenses

	2006		2005				2004	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production expenses per BOE	$4.62	$5.50	$4.61	$3.56	$4.10	$4.19	$3.76	$3.31

- Production expenses for the second quarter of 2006 were $4.62 per BOE compared with $5.50 per BOE for the first quarter of 2006 and $4.10 for the second quarter of 2005. Our guidance for 2006 production expenses per BOE remains at $3.50 to $4.00 for the full yearly average in 2006, and $3.25 to $3.75 for the third and fourth quarters of 2006.
- Higher production expenses during the second quarter of 2006 compared with the second quarter of 2005 are largely the result of major facility turnarounds at our Sylvan Lake and Tommy Lakes properties, plus well maintenance in the Red Earth area.
- In general, production expenses in 2006 have experienced price pressures in response to high activity levels in the sector, competition for services and higher energy costs.

General and Administrative Expenses

	Three Months Ended June 30,				Six Months Ended June 30,			
(thousands)		2006		2005		2006		2005
Cash G&A expenses	$	**2,071**	$	1,619	$	**3,921**	$	3,236
Overhead recoveries		**(553)**		(434)		**(1,496)**		(1,008)
Total cash G&A expenses		**1,518**		1,185		**2,425**		2,228
Non-cash G&A expense(1)		**422**		372		**804**		734
Trust Unit Rights Plan expense(2)		**333**		193		**665**		397
Net G&A reported	$	**2,273**	$	1,750	$	**3,894**	$	3,359
Cash-based G&A per BOE	$	**1.66**	$	1.25	$	**1.34**	$	1.22
Net reported G&A per BOE	$	**2.49**	$	1.85	$	**2.16**	$	1.83

(1) Gross general and administrative expenses for the first six months of 2006 include $1.6 million related to the Executive Bonus Plan (Q1 and Q2 2005 - $1.5 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates. The Executive Bonus Plan has ended June 30, 2006.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 9 of the notes to interim financial statements.

Cash-based general and administrative expenses were $1.66 per BOE for the second quarter of 2006 compared with $1.02 per BOE for the first quarter of 2006 and $1.25 per BOE in the second quarter of 2005.

Cash-based general and administrative expenses for the first six months of 2006 were $1.34 per BOE compared with $1.22 per BOE for the first six months of 2005. The increase in general and administrative expenses is attributable to increased cost of personnel, rent and corporate costs.

With the acquisition in late June, Focus increased its organizational strength with the addition of personnel in all areas of the Trust as required by the expanded production base, capital programs and corporate requirements. Staffing has increased from 18 to 24 in the field and from 32 to 45 in the office.

Notwithstanding that Focus is growing in size and general and administrative expenses are correspondingly higher, the forecast is that general and administrative expenses per BOE will decline in the remainder of the year. This decline is due to the significant increase in the production base of Focus and additional overhead recoveries from operated properties. The forecast is for cash general and administrative expenses per BOE to be $1.10 to $1.40 for the third and fourth quarters of 2006, and for the 2006 average to be $1.25 to $1.50.

Elimination of The Executive Bonus Plan

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard industry compensation framework for a trust of this size. This was primarily due to the fact that the Executive Bonus Plan established at the inception of the Trust would have resulted in a disproportionate increase in executive compensation when compared to the increase in distributable cash available to unitholders. The new compensation plan will result in both short and longer term cash savings, promote retention of personnel and align management compensation with unit price. The new compensation arrangement is based on industry standard salaries, bonuses and levels of trust unit appreciation rights.

As part of the change to compensation arrangements, the Executive Bonus Plan was eliminated. The Executive Bonus Plan had been created at the inception of the Trust in 2002 and paid bonuses to individuals half in trust units and half in cash to pay the associated taxes. This Plan was useful

in appropriately compensating 18 key individuals in such a way that built ownership in the Trust and was completely aligned with creating unitholder value.

In eliminating the Executive Bonus Plan, $3.0 million is being paid to the participants in the Plan. Half was paid at the end of June 2006 and the remainder will be paid on July 1, 2007. In addition, participants will receive, in aggregate, an additional 495,600 trust unit appreciation rights.

The financial statements for the three months ended June 30, 2006 recognize the full $3.0 million amount, of which $2,871,856 was allocated to general and administrative expenses and $128,144 was allocated to production expenses.

Interest and Financing Expenses

Interest and financing expenses increased from $1.0 million in the first quarter of 2006 to $1.4 million in the second quarter of 2006 due to additional debt associated with the business acquisition near the end of the quarter and increased interest rates. Outstanding bank debt at the end of the quarter increased to $246.0 million at June 30, 2006 from $99.0 million at March 31, 2006.

Interest and financing expenses increased from $0.9 million in the second quarter of 2005 to $1.3 million in the second quarter of 2006 commensurate with higher debt balances and higher interest rates.

Depletion and Depreciation

Depletion and depreciation recorded for the second quarter of 2006 is based on using a depletion and depreciation rate for April 1 to June 26 which does not include the acquisition, and a rate for the period of June 27 to June 30 which does include the acquisition.

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the period of April 1 to June 26 increased $0.10 to $11.86 per BOE ($15.31 per BOE, including the exchangeable share impact) compared to $11.76 per BOE ($15.39 per BOE, including the exchangeable share impact) in the first quarter of 2006. This rate reflects the specific oil and gas properties owned by the Trust prior to the acquisition, incorporates the results of independent reserve reports dated December 31, 2005 and includes capital expenditures for the first quarter of 2006 on assets other than the acquired assets.

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the period of June 27 to June 30 was $23.97 per BOE ($27.42 per BOE, including the exchangeable share impact) reflecting the acquisition of PEML.

Asset Retirement Obligation

The asset retirement obligation increased $14.9 million from $15.5 million at March 31, 2006 to $30.4 million at June 30, 2006. The increase reflects $14.6 million in additional liabilities associated with the acquisition and new drilling activity, plus accretion expense net of actual reclamation expenses. A continuity schedule for the six months ended June 30, 2006 and June 30, 2005 is contained in Note 4 of the notes to consolidated financial statements.

Income and Other Taxes

Income and other taxes include a future income tax recovery of $10.4 million in the second quarter of 2006 compared to a recovery of $1.9 million in the second quarter of 2005. The recovery of future income tax results from a reduction in federal and Alberta income tax rates in 2006, distributions to unitholders which transfers taxable income from the Trust to individual unitholders and from the depletion associated with accounting for exchangeable shares.

Effective January 1, 2006 the federal large corporations tax has been eliminated. This legislation was passed into law on June 22, 2006. The Q1 2006 accrual for $0.2 million has been recovered in Q2 2006.

Capital Expenditures

Capital expenditures for field operations in the second quarter of 2006 were $2.7 million. Our most active area during the quarter was Pouce Coupe, where we spent $1.4 million for the drilling of two (2.0 net) successful Montney gas wells. These two wells are being completed and tied in during the third quarter. Also included in our capital expenditures for the period is $0.9 million of spending on the newly acquired Saskatchewan properties. This spending was for the drilling and completion

of six (6.0 net) Milk River gas wells at Shackleton during the four-day period from the effective date of the PEML arrangement on June 27 until quarter end.

Capital expenditures for the balance of 2006 are expected to be in the range of $45 to $50 million. The remaining capital program will involve the drilling of approximately 185 gross wells, consisting of 150 wells at Shackleton, a 23 well program at Medicine Hat, three to five wells at Red Earth/Loon Lake, three wells at Sylvan Lake and the first three to five wells of our winter drilling program at Tommy Lakes. The Shackleton, Red Earth/Loon Lake and Sylvan Lake programs are all currently under way. Our Medicine Hat program is expected to take place in the Fall, while our Tommy Lakes program will commence in December, assuming normal early winter weather conditions materialize.

Liquidity and Capital Resources

As at June 30, 2006 Focus had a working capital deficiency of $55.4 million compared with working capital deficiency of $5.0 million at December 31, 2005 and working capital deficiency of $0.5 million at June 30, 2005. The working capital deficiency has increased from year end due to the working capital deficiency of $41.6 million assumed in the PEML acquisition and increased distributions payable resulting from the issuance of 30.8 million trust units and 10.0 million exchangeable partnership units at the end of June 2006. The working capital deficiency assumed with the PEML acquisition is related to accrued income taxes and accrued payables associated with their capital programs to June 26, 2006. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, settlement of accrued income taxes, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at June 30, 2006 was $242.0 million compared with $87.5 million at December 31, 2005 and $88.5 million at June 30, 2005. With respect to the increase of $154.5 million in long-term debt from year end, $142.6 million was for funding of the acquisition and $11.9 million results from payments for distributions, capital expenditures and reclamation activities being greater than funds flow received for the period.

Focus has a $350 million revolving syndicated credit facility among four financial institutions and a $15 million demand operating line of credit at June 30, 2006. The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to a review by the lenders.

Long-term debt plus the working capital deficiency increased from total debt of $92.5 million at December 31, 2005 to total debt of $297.4 million at June 30, 2006. This increase of $204.9 million during the first six months of 2006 primarily resulted from the following factors:

- Funds flow from operations of $56.7 million plus debt and working capital were used to fund $49.6 million in distributions declared to unitholders, $27.0 million invested in capital expenditures for field operations, and $1.2 million of contributions to the reclamation fund and reclamation costs. The result of these regular activities of the Trust was an increase in debt and working capital deficiency of $21.1 million.

  For the distributions declared, $7.8 million in distributions were related to the June 30, 2006 distribution payable for trust units and exchangeable partnership units issued on June 27 in connection with the acquisition. Financial results reported of the acquired assets for the four days from June 27 to June 30 included funds flow from operations of $1.1 million and capital expenditures of $0.9 million.

- With respect to the acquisition, Focus paid $199.8 million and obtained net working capital of $15.7 million for a net change in debt and working capital deficiency of $184.1 million.

- Proceeds were $0.5 million from the issuance of equity pursuant to the exercise of trust unit appreciation rights.

Central to Focus' business strategy is the concept of sustainability where the sum of capital expenditures and distributions is equal to funds flow from operations. With the weakening in natural gas prices during the first half of 2006, long-term debt and working capital deficiency increased $13.3 million from regular operations (excluding the acquisition and the $7.8 million in distributions payable to securities issued on June 27, 2006 in connection with the acquisition).

As the forward strip price for natural gas has weakened significantly during the second quarter, there has been a correspondingly large reduction in expected future funds flow from operations, which prompted an examination of capital programs and distribution levels. Capital programs were examined and stress tested at a flat $5.00 per GJ natural gas price. Based on the depth and quality of drilling opportunities, Focus announced on July 12, 2006 that in order to adhere to the

business strategy of sustainability, capital programs were being maintained and sustainability was being managed through a reduction in distributions.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 30 to 40 percent of funds flow on an annual basis. Capital expenditures, including acquisitions, above this level will be financed through a combination of funds flow, debt and equity by issuing units from treasury.

Capitalization Table

(thousands except per-unit amounts)	June 30, 2006	December 31, 2005
Long-term debt	$ 242,000	$ 87,500
Plus: working capital deficiency	55,450	5,018
Total debt	$ 297,450	$ 92,518
Units outstanding and issuable for exchangeable shares and exchangeable partnership units	78,358	37,456
Market price	$ 23.65	$ 25.72
Market capitalization	$ 1,853,184	$ 963,368
Total capitalization	$ 2,150,634	$ 1,055,886
Total debt as a percentage of total capitalization	13.8%	8.8%
Total debt to funds flow from operations (1)	1.0 to 1.3	0.8

(1) Reported results to June 30, 2006 include the debt associated with the acquisition, but do not fully reflect the volumes and funds flow from operations associated with the acquired assets. It is expected that the ratio of debt to funds flow from operations will be within a range of 1.0 to 1.3 depending upon the price of natural gas.

2006 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2006	January 31, 2006	February 15, 2006	$0.19
February 24, 2006	February 28, 2006	March 15, 2006	$0.19
March 29, 2006	March 31, 2006	April 17, 2006	$0.19
April 26, 2006	April 30, 2006	May 15, 2006	$0.19
May 29, 2006	May 31, 2006	June 15, 2006	$0.19
June 28, 2006	June 30, 2006	July 17, 2006	$0.19
July 27, 2006	July 31, 2006	August 15, 2006	$0.16
August 29, 2006	August 31, 2006	September 15, 2006	$0.16(*)
September 27, 2006	September 30, 2006	October 16, 2006	$0.16(*)

(*) estimated

Focus declared distributions of $1.14 per unit in respect of January to June 2006 production at a rate of $0.19 per unit per month for the six-month period. In recent months the forward strip price for natural gas has been very volatile and weakened significantly. On July 12, 2006 the Trust announced that the distributions in respect of July to September production would be at a rate of $0.16 per month. This reduction in the distribution rate reflects Focus' commitment to a business strategy of sustainability. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

Exchangeable partnership units receive a cash distribution equal to the cash distribution declared for each Focus unit.

Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures. The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units.

Payout Ratio	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
Funds flow from operations (thousands)	$27,988	$56,677
Funds flow from operations per Total Unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	$ 0.70	$ 1.47
Distributions per unit declared	$ 0.57	$ 1.14
Payout ratio – per-unit basis	82%	78%
Cash distributions declared to unitholders and holders of exchangeable partnership units; exchangeable shares do not receive cash distributions (thousands)(1)	$28,719	$49,655
Payout ratio - dollar basis(1)	103%	88%

(1) Cash distributions for the three months ended June 30, 2006 included $7.8 million paid on July 17, 2006 to the former shareholders of PEML in connection with the acquisition. Funds flow from operations recorded for the acquired assets for the period of June 27 to June 30, 2006 was approximately $1.1 million.

PEML had funds flow from operations in respect of June production greater than the $7.8 million in distributions declared. Focus reported funds flow from operations of $1.1 million and the remainder associated with the period of June 1 to June 26 was recorded as a deduction in the purchase price of the acquisition.

Excluding the $7.8 million of payments to former PEML shareholders at the end of June and the $1.1 million of funds flow from operations associated with the acquired properties, the payout ratio would have been 79 percent for the second quarter of 2006 and 75 percent for the six months ended June 30, 2006.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 14 of the notes to interim financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2005 Annual Report MD&A and the "Risk Factors" section of the Trust's 2005 Annual Information Form dated March 30, 2006 for a detailed assessment.

Outlook – 2006

The following chart summarizes Focus' 2006 outlook.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

For the remainder of 2006, Focus will continue its active drilling and development program on the significant development opportunities on its major properties, principally at Shackleton in Saskatchewan and at Tommy Lakes in British Columbia. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2006 Expectations	Q3 and Q4 2006	2006 Full Year Average
Production	22,750 – 23,750 BOE/d	16,250 – 17,250 BOE/d
Weighting to natural gas	89%	85%
Production expenses per BOE	\$3.25 - \$3.75	\$3.50 - \$4.00
Cash G&A expenses per BOE	\$1.10 - \$1.40	\$1.25 - \$1.50
Capital expenditures – field	\$47 million	\$74 million
Payout ratio	55% - 65%	60% - 70%
Approximate taxable portion of distributions	100%	100%
Funds from operations / net debt	1.0 to 1.3x	1.0 to 1.3x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the key natural gas areas of Focus from August 2002 to June 2006 were only accessible by road in the winter. This included the Tommy Lakes area, which was very significant from a production and development program perspective during that period. Please refer to the "Seasonality of Operations" section for additional information.
- Prior to June 2006, Focus completed major acquisitions at Tommy Lakes in April 2004 and Medicine Hat in September 2004. The Tommy Lakes acquisition was financed by the issuance from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Effective June 27, 2006 Focus acquired a private company for \$1,091 million, excluding asset retirement obligations and future tax. This acquisition had a significant impact on the operations of the Trust with production increasing approximately 140%, an expanded capital program that will be conducted on a year-round basis and a strengthened organization. The acquisition was financed with the issuance of 40.8 million trust units or exchangeable partnership units and the payment of \$199.8 million from bank credit facilities. Please refer to the "Business Acquisition" section for additional information.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3
FINANCIAL								
Oil and gas revenues, before royalties[1]	48,663	48,146	52,315	48,790	46,583	43,981	39,233	37,979
Funds flow from operations	27,988	28,688	32,350	29,773	27,436	26,809	23,241	21,926
Per unit – basic	$0.70	$0.77	$0.86	$0.80	$0.73	$0.72	$0.63	$0.59
Cash distributions per trust unit	$0.57	$0.57	$0.54	$0.52	$0.48	$0.48	$0.48	$0.45
Payout ratio (per-unit basis)	82%	74%	63%	65%	66%	67%	77%	76%
Net income [2]	21,873	16,778	17,858	17,573	14,682	13,351	14,545	10,508
Per unit – basic [2]	$0.57	$0.46	$0.49	$0.48	$0.40	$0.37	$0.41	$0.30
Capital expenditures	2,674	24,289	10,865	5,658	3,962	22,475	11,325	1,528
Acquisition expenditures, net	1,091,294	-	(33)	10,394	0	77	1,190	18,580
Long-term debt plus working capital	297,450	109,094	92,518	94,252	88,965	94,548	81,158	75,235
Total Trust Units – outstanding (000's)	78,359	37,521	37,456	37,418	37,339	37,290	37,223	37,094
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,563	1,610	1,714	1,718	1,779	1,850	1,903	1,932
NGLs (bbls/d)	682	784	762	833	770	743	724	776
Natural gas (mcf/d)	46,753	45,137	42,629	44,910	46,997	43,575	43,080	44,903
BOE (@ 6:1)	10,038	9,917	9,582	10,036	10,382	9,856	9,807	10,191

(1) Restated at December 31, 2004 to break out the transportation system charges separately (increases revenue and records this new expense)

(2) Restated at June 30, 2005 with new accounting policy EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts"

82-34761

FOCUS ENERGY TRUST

Q2
2006 Interim Report

www.focusenergytrust.com

Consolidated Highlights

(thousands of dollars, except where indicated)	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	Change
FINANCIAL					
Oil and gas revenues, before transportation system charges and royalties	**48,663**	46,583	**96,809**	90,564	7%
Funds flow from operations (1)	**27,988**	27,436	**56,677**	54,245	4%
Per unit (2) (3)	**$ 0.70**	$ 0.73	**$ 1.47**	$ 1.45	1%
Cash distributions per trust unit					
Per unit	**$ 0.57**	$ 0.48	**$ 1.14**	$ 0.96	19%
Payout ratio (per-unit basis)	**82%**	66%	**78%**	66%	12%
Net income	**21,873**	14,682	**38,651**	28,033	18%
Per unit	**$ 0.57**	$ 0.40	**$ 1.03**	$ 0.77	14%
Capital expenditures	**2,674**	3,962	**26,963**	26,512	2%
Acquisitions	**1,091,294**	-	**1,091,294**	2	
Long-term debt less working capital	**297,450**	88,965	**297,450**	88,965	234%
Total Trust Units – outstanding (000's)(3)	**78,359**	37,339	**78,359**	37,339	110%
Weighted average Total Trust Units (000's)(4)	**39,335**	37,317	**38,417**	37,286	3%
OPERATIONS					
Average daily production					
Crude oil (bbls/d)	**1,563**	1,779	**1,587**	1,814	(13%)
NGLs (bbls/d)	**682**	770	**733**	757	(3%)
Natural gas (mcf/d)	**46,753**	46,997	**45,950**	45,296	1%
Barrels of oil equivalent (@ 6:1)	**10,038**	10,382	**9,978**	10,121	(1%)
Average product prices realized (5)					
Crude oil (CDN$/bbl)	**$ 73.08**	$ 54.66	**$ 68.06**	$ 54.80	24%
NGLs (CDN$/bbl)	**$ 66.37**	$ 55.13	**$ 62.69**	$ 53.15	18%
Natural gas (CDN$/mcf)	**$ 7.36**	$ 7.38	**$ 7.63**	$ 7.38	3%
Field netback per BOE					
Revenue (5)	**$ 50.27**	$ 46.91	**$ 50.69**	$ 46.83	8%
Royalties, net of ARTC	**$ (9.71)**	$ (11.90)	**$ (10.80)**	$ (11.21)	(4%)
Production expenses	**$ (4.62)**	$ (4.10)	**$ (5.05)**	$ (4.14)	22%
Field netback	**$ 35.95**	$ 30.91	**$ 34.83**	$ 31.48	11%
Wells drilled					
Gross	**8**	3	**17**	15	13%
Net	**8.0**	2.5	**15.4**	10.7	44%
Success rate	**100%**	100%	**100%**	100%	0%
TRUST UNIT TRADING STATISTICS					
Unit prices					
High	**$ 25.89**	$ 22.40	**$ 25.89**	$ 22.60	
Low	**$ 20.31**	$ 18.99	**$ 20.31**	$ 18.60	
Close	**$ 23.65**	$ 21.60	**$ 23.65**	$ 21.60	9%
Daily average trading volume	**243,598**	73,020	**180,902**	93,905	93%

TSX Listings:

FET.UN
FOCUS Energy Trust Units

FTX
FET Resources Ltd. Exchangeable Shares

For further information about Focus Energy Trust please contact:

Derek Evans
President and Chief Executive Officer
T: (403) 781-8405
dereke@focusenergytrust.com

Bill Ostlund
Vice President, Finance and Chief Financial Officer
T: (403) 781-8406
billo@focusenergytrust.com

Focus Energy Trust
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
T: (403) 781-8409
F: (403) 781-8408

(1) Funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

(2) Based on the weighted average Total Trust Units outstanding for the period.

(3) Total Trust Units being trust units, exchangeable partnership units and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio for the exchangeable shares was 1.41974 at June 30, 2006 and 1.32545 at June 30, 2005. The exchangeable partnership units are exchangeable into trust units on a one-for-one basis.

(4) Weighted average Total Trust Units including trust units, exchangeable partnership units and exchangeable shares converted at the average exchange ratio.

(5) Net of settlements for financial hedging instruments and net of transportation system charges.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- April 23, 2006 announcement, and subsequent June 27 closing, of our business combination with Profico Energy Management Ltd.
- This business combination strengthens Focus operationally, provides greater quality and depth of inventory, yet maintains a strong financial structure.
- The addition of 14,500 BOE/d of production, the majority of which is natural gas in Southwest Saskatchewan, strengthens our commitment to long-life natural gas in one of the lowest cost operating environments in the Western Canadian Sedimentary Basin.
- The addition of the Shackleton asset in Southwest Saskatchewan provides our unitholders with a new core area, greater asset diversification and more balanced year-round operations.
- Natural gas hedging gains of $7.3 million were largely responsible for a seven percent increase in Q2 2006 revenue versus Q2 2005, despite an 18 percent drop in the AECO gas price in the corresponding period.

Message to Unitholders

We are pleased to present the results of what has been a busy second quarter of 2006. This quarter's activities were dominated by the business combination with Profico Energy Management Ltd., whereby Focus acquired the Shackleton and Southwest Saskatchewan assets of Profico by way of a Plan of Arrangement for total consideration of approximately $1.1 billion. The shareholders of Profico voted 100% in favor of the Plan of Arrangement, with the Focus unitholders voting 99.9% in favor of the transaction. We are excited to add Profico's high-quality assets to our portfolio. The Profico assets are an excellent complement to Focus' existing asset base and reinforce our commitment to long-term sustainability, as well as providing a significant opportunity for long-term value creation through low risk natural gas development drilling in a year-round access area. Not only did we get some exceptional assets, but we have been successful in attracting all the Profico field staff and a large portion of the office staff to the Focus team. As I have pointed out on numerous occasions, assets are important, but people are essential, as it is people that are the catalyst to the value creation equation. The integration of assets and people associated with the Profico transaction is essentially complete with two rigs operating in Shackleton and all Calgary staff and systems up and running in our existing office space. Apart from some small construction and office furniture details, the integration process is complete and our attention now turns to making these new assets create value for our unitholders.

The second quarter is typically a quiet quarter in terms of drilling activity. During the quarter we were active at Pouce Coupe with the drilling of two Montney gas wells which were completed early in the third quarter and will be tied in shortly. Also included in our drilling activity for the quarter is the drilling of six Milk River gas wells at Shackleton during the four-day period from the effective date of the Profico arrangement on June 27 until quarter end.

Production volumes in the quarter averaged 10,038 BOE/d consisting of 9,452 BOE/d from the Focus assets and 589 BOE/d representing the average quarterly production contribution from the Profico assets from June 27 until quarter end. The Focus volumes were impacted by major turnarounds at Tommy Lakes and Sylvan Lake that reduced our monthly production by approximately 500 BOE/d. New well performance at Tommy Lakes is lower than expected. We anticipate that over the remainder of the year this performance gap will narrow as declines moderate and decrease the differential to last year's program.

Operating expenses reported for the second quarter of 2006 were $4.62 per BOE versus $4.10 in Q2 of 2005. Historically, the second quarter is our lowest operating cost quarter due to high initial flush production volumes from our Tommy Lakes winter drilling program and spring breakup, during which our ability to access wells is severely restricted. Our second quarter numbers are negatively impacted by the major turnarounds that reduced our quarterly production by 500 BOE/d. Our operating costs would have been approximately $4.00 per BOE in the absence of the major turnarounds in Q2.

Funds flow from operations for the second quarter of 2006 was approximately $28.0 million versus $28.7 million in Q1 of 2006. Funds flow was negatively impacted by natural gas prices. Natural gas prices continued to weaken during the second quarter of 2006. The AECO reference price has dropped from $7.50 per mcf in the first quarter of 2006 to $6.04 per mcf in the second quarter of 2006. In Q2 2006 our physical and financial hedging contracts contributed approximately $6.7 million in additional revenue. The Trust continues to supplement its hedging and physical forward sales portfolio in light of the weakness in natural gas prices.

On July 4, 2006 an explosion and fire occurred at our Sylvan Lake Gas Plant. There were no injuries or loss of life. The lost production revenue (approximately 400 BOE/d) and the cost to repair the facility will be

largely covered by insurance. Partial production has been restored at the plant with full production anticipated to be restored in early September.

Outlook

We adhere to a business strategy of sustainability where the sum of capital expenditures and distributions is equal to funds flow. As the forward strip for natural gas has weakened significantly over the last several months, there has been a correspondingly large reduction in expected future funds flow, which has prompted an examination of our capital programs and distribution levels. We have reviewed our capital programs in detail and stress tested their profitability at a flat $5.00/GJ gas price. All of our projects have attractive rates of return under this gas price assumption. We have also reviewed the drilling inventory on both our existing Focus assets and the recently acquired Profico properties, and remain encouraged by the depth and quality of opportunities available to us. As a result of this analysis, we have elected to maintain our capital programs and manage sustainability by reducing distributions. Accordingly, on July 12 we announced that we were reducing distributions to $0.16 per unit per month for the third quarter of 2006.

Our capital program for the remainder of the year is focused on the drilling of approximately 185 gross wells, consisting of 150 wells at Shackleton, a 23 well program at Medicine Hat, three to five wells at Red Earth, three wells at Sylvan Lake, as well as the start of our winter drilling program at Tommy Lakes. At Tommy Lakes this winter we will be following up one of last winter's successful exploratory wells with two additional delineation wells and a pipeline project to ensure these wells can be tied in this winter if successful.

We have adjusted our second half of 2006 production guidance slightly to more accurately reflect the timing of new production coming on. A large portion of our Shackleton capital in Q3 2006 will not come on production until late 2006. Our guidance in the Outlook section of the MD&A reflects this change in the timing of our capital programs.

The Trust is in excellent financial condition with a low debt-to-funds-flow ratio, sufficient funds after distributions to fund our capital program and a drilling inventory with exceptional quality and depth of opportunities.

I would like to thank our historic unitholders and our new unitholders for the confidence they have shown in Focus.

On behalf of the Board of Directors,

Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and six months ended June 30, 2006 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated August 8, 2006 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

	Three Months Ended June 30,				Six Months Ended June 30,			
OPERATIONS SUMMARY		**2006**		2005		**2006**		2005
Average daily production								
Barrels of oil equivalent (@ 6:1)		**10,038**		10,382		**9,978**		10,121
% of Natural gas		**78%**		75%		**77%**		75%
Average product prices realized[1]								
Crude oil sales (CDN$/bbl)	**$**	**77.19**	$	64.29	**$**	**71.18**	$	62.45
Financial hedging settlements (CDN$/bbl)	**$**	**(4.11)**	$	(9.64)	**$**	**(3.11)**	$	(7.64)
Realized price (CDN$/bbl)	**$**	**73.08**	$	54.66	**$**	**68.06**	$	54.80
NGLs (CDN$/bbl)	**$**	**66.37**	$	55.13	**$**	**62.69**	$	53.15
NGL price/Crude oil price		**86%**		86%		**88%**		85%
Natural gas sales (CDN$/mcf)	**$**	**6.71**	$	7.93	**$**	**7.62**	$	7.96
Transportation system charges (CDN$/mcf)	**$**	**(0.65)**	$	(0.53)	**$**	**(0.63)**	$	(0.58)
Financial hedging settlements (CDN$/mcf)	**$**	**1.29**	$	-	**$**	**0.65**	$	(0.01)
Realized price (CDN$/mcf)	**$**	**7.36**	$	7.40	**$**	**7.63**	$	7.37
Reference prices & differential to Focus price, net of transportation and before price protection								
Crude oil (Edm. Light Price CDN$/bbl)	**$**	**78.63**	$	65.78	**$**	**73.82**	$	63.67
Differential (CDN$/bbl)	**$**	**(1.44)**	$	(1.49)	**$**	**(2.65)**	$	(1.22)
Natural gas (AECO daily CDN$/mcf)	**$**	**6.04**	$	7.37	**$**	**6.77**	$	7.13
Differential (CDN$/mcf)	**$**	**(0.39)**	$	(0.03)	**$**	**(0.27)**	$	(0.12)
Production revenue before transportation system charges ($ thousands)								
Crude oil, before hedging settlements		**11,017**		10,433		**20,538**		20,558
Financial hedging settlements		**(585)**		(1,560)		**(895)**		(2,510)
NGLs		**4,122**		3,863		**8,315**		7,281
Natural gas, before transportation system charges		**28,609**		33,908		**63,457**		65,297
Financial hedging settlements		**5,500**		(62)		**5,393**		(62)
		48,663		46,583		**96,809**		90,564
Funds flow from operations per BOE								
Production revenue	**$**	**47.90**	$	51.02	**$**	**51.11**	$	50.84
Financial hedging settlements		**5.38**		(1.72)		**2.49**		(1.40)
Transportation system charges		**(3.01)**		(2.40)		**(2.92)**		(2.61)
Realized price [1]		**50.27**		46.91		**50.69**		46.83
Royalties, net of ARTC		**(9.71)**		(11.90)		**(10.80)**		(11.21)
Production expenses		**(4.62)**		(4.10)		**(5.05)**		(4.14)
Field netback		**35.95**		30.91		**34.83**		31.48
Facility income		**1.05**		0.59		**0.92**		0.57
Interest income		**0.00**		-		**0.01**		0.02
General and administrative, cash portion		**(1.66)**		(1.25)		**(1.34)**		(1.22)
Elimination of the Executive Bonus Plan		**(3.14)**		-		**(1.59)**		-
Interest and financing and other		**(1.49)**		(0.92)		**(1.33)**		(0.93)
Current and large corporations tax		**(0.07)**		(0.28)		**(0.12)**		(0.31)
	$	**30.64**	$	29.04	**$**	**31.38**	$	29.61
Funds flow from operations / field netback		**85%**		94%		**90%**		94%
Royalty rate (before hedging settlements and net of transportation system charges)		**22%**		24%		**22%**		23%

(1) Net of settlements for financial hedging instruments and transportation system charges

	Three Months Ended June 30, 2006	2005	Six Months Ended June 30, 2006	2005
Funds flow from operations ($ thousands)				
Cash flow from operating activities	**26,146**	23,798	**53,180**	48,541
Reclamation costs	**285**	-	**285**	-
Net change in non-cash working capital items	**1,557**	3,638	**3,212**	5,704
	27,988	27,436	**56,677**	54,245

Overall Performance

Focus acquired Profico Energy Management Ltd. ("PEML") effective June 27, 2006 in a significant transaction which combined the assets, ownership base and staff of the two organizations. Focus has substantially increased its production base, development drilling inventory and the overall strength of the organization. In addition, we have expanded the unitholder base, Board of Directors and liquidity in the marketplace.

Natural gas prices continued to be volatile and further weaken during the second quarter of 2006. The AECO reference price of natural gas has dropped from a high of $11.43 in the fourth quarter of 2005 to $7.50 in the first quarter of 2006 and to $6.04 for the second quarter of 2006. Focus continues to utilize a price protection program to reduce the volatility of commodity prices and the corresponding funds flow from operations. During the second quarter of 2006, the longer term physical delivery sales contracts and financial hedging contracts for natural gas resulted in approximately $7.3 million of additional revenue and a realized natural gas price higher by $1.71 per mcf.

Funds flow from operations for the second quarter were $28.0 million or $0.70 per unit compared with $28.7 million or $0.77 per unit for the first quarter of 2006. This change resulted primarily from a nine percent decrease in the realized natural gas price and the cost of eliminating the Executive Bonus Plan, largely offset by a lower effective royalty rate and lower production expenses.

Second quarter funds flow from operations of $28.0 million plus debt and working capital were used to fund $28.7 million in distributions declared to unitholders, $2.7 million of capital expenditures for field operations and $0.7 million for reclamation. Of the distributions declared, $7.8 million were related to the June 30, 2006 distribution payable for trust units and exchangeable partnership units issued on June 27 in connection with the acquisition. Financial results reported of the acquired assets for the four days from June 27 to June 30 included funds flow from operations of $1.1 million and capital expenditures of $0.9 million.

Focus had a relatively quiet quarter in terms of capital expenditures due to break-up, wet weather and a concentration on the corporate acquisition. Two natural gas wells (2.0 net) were drilled at Pouce Coupe and six natural gas wells (6.0 net) were drilled at the new Shackleton property.

Business Acquisition

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement which was approved by both the unitholders of Focus and the shareholders of PEML.

As a result of the acquisition:

- Production more than doubles from approximately 10,000 BOE/d to 24,500 BOE/d. The Shackleton and Southwest Saskatchewan properties acquired include approximately 14,500 BOE/d of production weighted 98 percent towards natural gas. These assets are highly concentrated in two core areas and are characterized by high working interest, operated production with a dominant land position.
- With the acquisition, Focus production will be weighted 89 percent natural gas, three percent natural gas liquids and eight percent crude oil.
- An expanded capital program going forward is centered on development drilling opportunities at Shackleton in Saskatchewan and Tommy Lakes in British Columbia, and will be conducted on a year-round basis.
- The acquisition of approximately $1.1 billion, before asset retirement obligations and future tax, is financed 82 percent through the issuance of equity and 18 percent through debt. The equity issued on June 27, 2006 in connection with this transaction is 30.8 million trust units and 10.0 million exchangeable partnership units.
- The remaining $200 million was financed through debt, bringing debt and working capital to $297.5 million at June 30, 2006. On a go-forward basis we expect that the debt-to-funds-flow ratio will be in the 1.0 to 1.3 range, based on forecast volumes, capital programs and

distributions. In connection with the acquisition, Focus increased its syndicated bank credit facility to $350 million.

- Reflecting the new production base and level of capital programs of the Trust, Focus has strengthened the organization with the addition of personnel in all areas of the Trust. General and administrative expenses increase accordingly; however, general and administrative expenses on a per BOE basis are lower due to increases in production and overhead recoveries.
- Focus remains committed to long-term sustainability, value creation through development drilling and maintaining a strong financial position.

With respect to the reported results for June 30, 2006:

- Income and funds flow from operations reported for the acquired assets are for the period of June 27 to June 30. On this basis, the 2006 Q2 results of Focus include 589 BOE/d of production, a field netback of $1.1 million and capital expenditures of $0.9 million.
- The funds flow from operations of PEML for the period of June 1 to June 26 was recorded as a deduction in the purchase price of the acquisition.
- Associated with the acquisition, the former shareholders of PEML received trust units and exchangeable partnership units on June 27. These trust units and exchangeable partnership units were eligible for the distribution to unitholders of record June 30, 2006 and received $7.8 million in distributions.

Seasonality of Operations

Prior to the acquisition in June 2006, most of the natural gas properties of Focus were in areas of British Columbia which were only accessible by road in the winter. This included Tommy Lakes and Kotcho-Cabin. These areas represented approximately 70 percent of our production and the majority of the Trust's capital program. Seasonality resulted in capital expenditures, overhead recoveries and utilization of bank credit facilities being highest in the first and fourth quarters of the year. In addition, higher production volumes, revenue and royalties were reported in Q1 and production expenses were higher in the first and fourth quarters when the properties were accessible.

With the acquisition in June 2006, seasonality will still be a factor, but not nearly to the extent that it has been historically. Winter access issues, especially for the Tommy Lakes winter development program and some environmentally sensitive areas within Shackleton, will continue to impact the operating results of Focus.

Production

2006 Q2 compared with 2006 Q1:

- Average natural gas production reported for the quarter increased four percent as the impact of the acquisition offset production at Tommy Lakes coming off flush production. The acquisition averaged an estimated 78.2 Mmcf per day for the four-day period included in our 2006 Q2 results, and added 3,439 mcf per day to average production for the quarter.
- During the quarter plant turnarounds impacted Tommy Lakes and Sylvan Lake production which reduced average volumes for the quarter by approximately 500 BOE per day.
- The four percent decrease in oil production continues to reflect the natural decline of these properties and limited capital investment in oil properties during the period. The acquisition added approximately 294 bbls per day of heavy oil, which increased average production for the quarter by 13 bbls per day.

2006 Q2 compared with 2005 Q2:

- Average natural gas production was essentially unchanged at 46.8 Mmcf per day in Q2 2006 and Q2 2005. Production declines in the Kotcho-Cabin, Sylvan Lake and Tommy Lakes areas were offset by production increases in Medicine Hat and the acquisition late in the quarter. Tommy Lakes volumes were negatively impacted by a major turnaround in Q2 2006. The natural gas wells at Tommy Lakes from this past winter's drilling program were brought on stream in January and February this year compared with February and March in the prior year. As a result, average production for Tommy Lakes was higher than the prior year in Q1 2006 and lower in Q2 2006. Focus continues to direct its investment towards its low decline longer life properties.

- Oil production has decreased 13 percent from 1,779 bbls per day in Q2 2005 to 1,550 bbls per day in Q2 2006 due to natural decline and limited investment.

Pricing and Price Risk Management

Natural Gas Pricing to June 30, 2006

- Focus had a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) higher than standard heat content of our natural gas at 1.16 GJ's per mcf;

  b) a high proportion of natural gas delivered to British Columbia markets which receives a lower price;

  c) a high proportion of natural gas transportation system charges in British Columbia which have a higher charge;

  d) the difference between how the physical gas is sold during the period versus the AECO daily average.

Realized natural gas price compared to AECO daily reference price to June 30, 2006:

	Three Months Ended June 30,		Six Months Ended June 30,	
Realized Price Per Mcf	**2006**	2005	**2006**	2005
AECO daily average (CDN$/mcf)	**$ 6.04**	$ 7.37	**$ 6.77**	$ 7.13
Plus: heat content adjustment [(1)]	**0.60**	0.69	**0.67**	0.67
Less: differential to B.C. markets [(1)]	**(0.47)**	(0.19)	**(0.40)**	(0.16)
Less: transportation system charges [(1)]	**(0.65)**	(0.53)	**(0.63)**	(0.58)
Adjust: timing of actual gas sales [(1)]	**0.14**	(0.04)	**0.09**	(0.05)
Price before price protection	**5.65**	7.30	**6.50**	7.01
Impact of longer term physical sales contracts	**0.42**	0.10	**0.49**	0.37
Financial hedging settlements	**1.29**	-	**(0.65)**	-
Realized price per mcf	**$ 7.36**	$ 7.40	**$ 7.63**	$ 7.38

(1) *Included in differential reported in Operations Summary table*

Natural Gas Pricing after June 30, 2006

- With the acquisition effective June 27, 2006, the composition of natural gas production for Focus changes considerably. This is a result of approximately 80 Mmcf per day of natural gas from the acquired properties in Saskatchewan which have a lower heat content, an AECO equivalent price and lower transportation system charges.

  As a result, the overall average Focus heat content will be reduced to about 1.06 GJ's per mcf, the market differential per mcf will be reduced to negative $0.20 and average transportation system charges are reduced to $0.32 per mcf.

- Natural gas reference prices decreased further in the second quarter of 2006 due to continued mild winter weather conditions and anticipated high natural gas storage levels. The average AECO daily reference price per mcf for natural gas was $6.04 during the second quarter of 2006 compared with $7.50 for the first quarter of 2006 and $11.43 for the fourth quarter of 2005. The average AECO daily reference price in June was $5.84 per mcf.

- Focus' realized natural gas price in the second quarter of 2006 was four percent lower than the second quarter of 2005 and seven percent lower than the first quarter of 2006.

- During the second quarter of 2006, the price protection program of Focus reduced some of the volatility in natural gas prices and increased the realized price received by $1.71 per mcf. During the quarter, 11 percent of natural gas was sold under forward physical sales contracts and resulted in natural gas sales of $1.8 million higher than if the natural gas had been sold based on the AECO daily reference price. A further 49 percent of natural gas production was hedged with financial instruments. The impact of the financial instrument settlements was receiving $5.5 million for the second quarter of 2006.

- On a year-to-date basis, price protection through physical delivery contracts and financial instruments increased revenue approximately $9.3 million and increased the realized price for natural gas by $1.14 per mcf. This compares with a gain of $0.4 million, or $0.37 per mcf, for the first six months of 2005.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $73.08 per barrel for the second quarter of 2006 versus $54.66 for the comparable period in 2005 as a result of a 20 percent increase in the crude oil reference price and a reduction in the hedging cost for the period.
- During the second quarter of 2006 the differential between the sales price of our light crude oil compared with the WTI reference price stated in Canadian dollars narrowed from $8.02 per barrel in the first quarter of 2006 to $1.49 per barrel, which is more in line with the average historic differential.
- Crude oil prices remained robust in the second quarter of 2006 and there was a hedging cost of $0.6 million, or $4.11 per barrel, for the second quarter of 2006. This compares with a cost of $0.3 million, or $2.14 per barrel, in the first quarter of 2006 and a $1.5 million cost, or $9.64 per barrel, for the second quarter of 2005.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices and assist in maintaining sustainable distributions.
- A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values as at August 8, 2006 is contained in Notes 11 and 12 of the notes to the interim financial statements and summarized below.

Price Protection at August 8, 2006 (volume and reference price)		2006			2007		
		Q3	Q4	Q1	Q2	Q3	Q4
Natural gas	Mmcf/d	61.3	80.2	80.0	14.2	14.2	4.8
	CDN$/mcf	$8.43-$8.69	$8.50-$8.56	$8.62	$8.24	$8.24	$8.24
Crude oil	bbls/d	700	700	-	-	-	-
	CDN$/bbl	$62.73-$68.44	$62.73-$68.44	-	-	-	-

- These amounts reflect the heat content of 1.06 GJ per mcf for our natural gas after the acquisition.

Production Revenue

- Production revenue for the second quarter of 2006 was $48.7 million compared with $48.1 million for the first quarter of 2006.
- The one percent increase compared to the first quarter of 2006 resulted from increases in realized prices for crude oil and natural gas liquids, plus increased natural gas production offsetting a seven percent decline in realized natural gas prices. Natural gas revenue of $34.1 million during the quarter included approximately $7.3 million from price protection through physical delivery contracts and financial instruments.
- Natural gas represented 70 percent of production revenue for the second quarter. Weighting towards natural gas will increase further as the full impact of acquired natural gas volumes is reflected in the third and fourth quarters of 2006, and from higher natural gas production volumes partially offset by a decrease in crude oil volumes. Focus has steadily increased its weighting of volumes to natural gas and natural gas liquids with acquisitions and through development programs which primarily target natural gas opportunities.
- Revenue for the second quarter of 2006 is four percent higher than the second quarter of 2005 with higher realized prices for crude oil and natural gas liquids offsetting reduced volumes of crude oil and natural gas. Natural gas volume and realized price were comparable for the second quarter of 2006 and the second quarter of 2005.

Production Expenses

	2006		2005				2004	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production expenses per BOE	$4.62	$5.50	$4.61	$3.56	$4.10	$4.19	$3.76	$3.31

- Production expenses for the second quarter of 2006 were $4.62 per BOE compared with $5.50 per BOE for the first quarter of 2006 and $4.10 for the second quarter of 2005. Our guidance for 2006 production expenses per BOE remains at $3.50 to $4.00 for the full yearly average in 2006, and $3.25 to $3.75 for the third and fourth quarters of 2006.
- Higher production expenses during the second quarter of 2006 compared with the second quarter of 2005 are largely the result of major facility turnarounds at our Sylvan Lake and Tommy Lakes properties, plus well maintenance in the Red Earth area.
- In general, production expenses in 2006 have experienced price pressures in response to high activity levels in the sector, competition for services and higher energy costs.

General and Administrative Expenses

	Three Months Ended June 30,		Six Months Ended June 30,	
(thousands)	**2006**	2005	**2006**	2005
Cash G&A expenses	**$ 2,071**	$ 1,619	**$ 3,921**	$ 3,236
Overhead recoveries	**(553)**	(434)	**(1,496)**	(1,008)
Total cash G&A expenses	**1,518**	1,185	**2,425**	2,228
Non-cash G&A expense(1)	**422**	372	**804**	734
Trust Unit Rights Plan expense(2)	**333**	193	**665**	397
Net G&A reported	**$ 2,273**	$ 1,750	**$ 3,894**	$ 3,359
Cash-based G&A per BOE	**$ 1.66**	$ 1.25	**$ 1.34**	$ 1.22
Net reported G&A per BOE	**$ 2.49**	$ 1.85	**$ 2.16**	$ 1.83

(1) Gross general and administrative expenses for the first six months of 2006 include $1.6 million related to the Executive Bonus Plan (Q1 and Q2 2005 - $1.5 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates. The Executive Bonus Plan has ended June 30, 2006.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 9 of the notes to interim financial statements.

Cash-based general and administrative expenses were $1.66 per BOE for the second quarter of 2006 compared with $1.02 per BOE for the first quarter of 2006 and $1.25 per BOE in the second quarter of 2005.

Cash-based general and administrative expenses for the first six months of 2006 were $1.34 per BOE compared with $1.22 per BOE for the first six months of 2005. The increase in general and administrative expenses is attributable to increased cost of personnel, rent and corporate costs.

With the acquisition in late June, Focus increased its organizational strength with the addition of personnel in all areas of the Trust as required by the expanded production base, capital programs and corporate requirements. Staffing has increased from 18 to 24 in the field and from 32 to 45 in the office.

Notwithstanding that Focus is growing in size and general and administrative expenses are correspondingly higher, the forecast is that general and administrative expenses per BOE will decline in the remainder of the year. This decline is due to the significant increase in the production base of Focus and additional overhead recoveries from operated properties. The forecast is for cash general and administrative expenses per BOE to be $1.10 to $1.40 for the third and fourth quarters of 2006, and for the 2006 average to be $1.25 to $1.50.

Elimination of The Executive Bonus Plan

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard industry compensation framework for a trust of this size. This was primarily due to the fact that the Executive Bonus Plan established at the inception of the Trust would have resulted in a disproportionate increase in executive compensation when compared to the increase in distributable cash available to unitholders. The new compensation plan will result in both short and longer term cash savings, promote retention of personnel and align management compensation with unit price. The new compensation arrangement is based on industry standard salaries, bonuses and levels of trust unit appreciation rights.

As part of the change to compensation arrangements, the Executive Bonus Plan was eliminated. The Executive Bonus Plan had been created at the inception of the Trust in 2002 and paid bonuses to individuals half in trust units and half in cash to pay the associated taxes. This Plan was useful

in appropriately compensating 18 key individuals in such a way that built ownership in the Trust and was completely aligned with creating unitholder value.

In eliminating the Executive Bonus Plan, $3.0 million is being paid to the participants in the Plan. Half was paid at the end of June 2006 and the remainder will be paid on July 1, 2007. In addition, participants will receive, in aggregate, an additional 495,600 trust unit appreciation rights.

The financial statements for the three months ended June 30, 2006 recognize the full $3.0 million amount, of which $2,871,856 was allocated to general and administrative expenses and $128,144 was allocated to production expenses.

Interest and Financing Expenses

Interest and financing expenses increased from $1.0 million in the first quarter of 2006 to $1.4 million in the second quarter of 2006 due to additional debt associated with the business acquisition near the end of the quarter and increased interest rates. Outstanding bank debt at the end of the quarter increased to $246.0 million at June 30, 2006 from $99.0 million at March 31, 2006.

Interest and financing expenses increased from $0.9 million in the second quarter of 2005 to $1.3 million in the second quarter of 2006 commensurate with higher debt balances and higher interest rates.

Depletion and Depreciation

Depletion and depreciation recorded for the second quarter of 2006 is based on using a depletion and depreciation rate for April 1 to June 26 which does not include the acquisition, and a rate for the period of June 27 to June 30 which does include the acquisition.

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the period of April 1 to June 26 increased $0.10 to $11.86 per BOE ($15.31 per BOE, including the exchangeable share impact) compared to $11.76 per BOE ($15.39 per BOE, including the exchangeable share impact) in the first quarter of 2006. This rate reflects the specific oil and gas properties owned by the Trust prior to the acquisition, incorporates the results of independent reserve reports dated December 31, 2005 and includes capital expenditures for the first quarter of 2006 on assets other than the acquired assets.

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the period of June 27 to June 30 was $23.97 per BOE ($27.42 per BOE, including the exchangeable share impact) reflecting the acquisition of PEML.

Asset Retirement Obligation

The asset retirement obligation increased $14.9 million from $15.5 million at March 31, 2006 to $30.4 million at June 30, 2006. The increase reflects $14.6 million in additional liabilities associated with the acquisition and new drilling activity, plus accretion expense net of actual reclamation expenses. A continuity schedule for the six months ended June 30, 2006 and June 30, 2005 is contained in Note 4 of the notes to consolidated financial statements.

Income and Other Taxes

Income and other taxes include a future income tax recovery of $10.4 million in the second quarter of 2006 compared to a recovery of $1.9 million in the second quarter of 2005. The recovery of future income tax results from a reduction in federal and Alberta income tax rates in 2006, distributions to unitholders which transfers taxable income from the Trust to individual unitholders and from the depletion associated with accounting for exchangeable shares.

Effective January 1, 2006 the federal large corporations tax has been eliminated. This legislation was passed into law on June 22, 2006. The Q1 2006 accrual for $0.2 million has been recovered in Q2 2006.

Capital Expenditures

Capital expenditures for field operations in the second quarter of 2006 were $2.7 million. Our most active area during the quarter was Pouce Coupe, where we spent $1.4 million for the drilling of two (2.0 net) successful Montney gas wells. These two wells are being completed and tied in during the third quarter. Also included in our capital expenditures for the period is $0.9 million of spending on the newly acquired Saskatchewan properties. This spending was for the drilling and completion

of six (6.0 net) Milk River gas wells at Shackleton during the four-day period from the effective date of the PEML arrangement on June 27 until quarter end.

Capital expenditures for the balance of 2006 are expected to be in the range of $45 to $50 million. The remaining capital program will involve the drilling of approximately 185 gross wells, consisting of 150 wells at Shackleton, a 23 well program at Medicine Hat, three to five wells at Red Earth/Loon Lake, three wells at Sylvan Lake and the first three to five wells of our winter drilling program at Tommy Lakes. The Shackleton, Red Earth/Loon Lake and Sylvan Lake programs are all currently under way. Our Medicine Hat program is expected to take place in the Fall, while our Tommy Lakes program will commence in December, assuming normal early winter weather conditions materialize.

Liquidity and Capital Resources

As at June 30, 2006 Focus had a working capital deficiency of $55.4 million compared with working capital deficiency of $5.0 million at December 31, 2005 and working capital deficiency of $0.5 million at June 30, 2005. The working capital deficiency has increased from year end due to the working capital deficiency of $41.6 million assumed in the PEML acquisition and increased distributions payable resulting from the issuance of 30.8 million trust units and 10.0 million exchangeable partnership units at the end of June 2006. The working capital deficiency assumed with the PEML acquisition is related to accrued income taxes and accrued payables associated with their capital programs to June 26, 2006. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, settlement of accrued income taxes, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at June 30, 2006 was $242.0 million compared with $87.5 million at December 31, 2005 and $88.5 million at June 30, 2005. With respect to the increase of $154.5 million in long-term debt from year end, $142.6 million was for funding of the acquisition and $11.9 million results from payments for distributions, capital expenditures and reclamation activities being greater than funds flow received for the period.

Focus has a $350 million revolving syndicated credit facility among four financial institutions and a $15 million demand operating line of credit at June 30, 2006. The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to a review by the lenders.

Long-term debt plus the working capital deficiency increased from total debt of $92.5 million at December 31, 2005 to total debt of $297.4 million at June 30, 2006. This increase of $204.9 million during the first six months of 2006 primarily resulted from the following factors:

- Funds flow from operations of $56.7 million plus debt and working capital were used to fund $49.6 million in distributions declared to unitholders, $27.0 million invested in capital expenditures for field operations, and $1.2 million of contributions to the reclamation fund and reclamation costs. The result of these regular activities of the Trust was an increase in debt and working capital deficiency of $21.1 million.

  For the distributions declared, $7.8 million in distributions were related to the June 30, 2006 distribution payable for trust units and exchangeable partnership units issued on June 27 in connection with the acquisition. Financial results reported of the acquired assets for the four days from June 27 to June 30 included funds flow from operations of $1.1 million and capital expenditures of $0.9 million.

- With respect to the acquisition, Focus paid $199.8 million and obtained net working capital of $15.7 million for a net change in debt and working capital deficiency of $184.1 million.

- Proceeds were $0.5 million from the issuance of equity pursuant to the exercise of trust unit appreciation rights.

Central to Focus' business strategy is the concept of sustainability where the sum of capital expenditures and distributions is equal to funds flow from operations. With the weakening in natural gas prices during the first half of 2006, long-term debt and working capital deficiency increased $13.3 million from regular operations (excluding the acquisition and the $7.8 million in distributions payable to securities issued on June 27, 2006 in connection with the acquisition).

As the forward strip price for natural gas has weakened significantly during the second quarter, there has been a correspondingly large reduction in expected future funds flow from operations, which prompted an examination of capital programs and distribution levels. Capital programs were examined and stress tested at a flat $5.00 per GJ natural gas price. Based on the depth and quality of drilling opportunities, Focus announced on July 12, 2006 that in order to adhere to the

business strategy of sustainability, capital programs were being maintained and sustainability was being managed through a reduction in distributions.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 30 to 40 percent of funds flow on an annual basis. Capital expenditures, including acquisitions, above this level will be financed through a combination of funds flow, debt and equity by issuing units from treasury.

Capitalization Table

(thousands except per-unit amounts)	June 30, 2006	December 31, 2005
Long-term debt	**$ 242,000**	$ 87,500
Plus: working capital deficiency	**55,450**	5,018
Total debt	**$ 297,450**	$ 92,518
Units outstanding and issuable for exchangeable shares and exchangeable partnership units	**78,358**	37,456
Market price	**$ 23.65**	$ 25.72
Market capitalization	**$ 1,853,184**	$ 963,368
Total capitalization	**$ 2,150,634**	$ 1,055,886
Total debt as a percentage of total capitalization	**13.8%**	8.8%
Total debt to funds flow from operations (1)	**1.0 to 1.3**	0.8

(1) Reported results to June 30, 2006 include the debt associated with the acquisition, but do not fully reflect the volumes and funds flow from operations associated with the acquired assets. It is expected that the ratio of debt to funds flow from operations will be within a range of 1.0 to 1.3 depending upon the price of natural gas.

2006 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2006	January 31, 2006	February 15, 2006	$0.19
February 24, 2006	February 28, 2006	March 15, 2006	$0.19
March 29, 2006	March 31, 2006	April 17, 2006	$0.19
April 26, 2006	April 30, 2006	May 15, 2006	$0.19
May 29, 2006	May 31, 2006	June 15, 2006	$0.19
June 28, 2006	June 30, 2006	July 17, 2006	$0.19
July 27, 2006	July 31, 2006	August 15, 2006	$0.16
August 29, 2006	August 31, 2006	September 15, 2006	$0.16(*)
September 27, 2006	September 30, 2006	October 16, 2006	$0.16(*)

(*) estimated

Focus declared distributions of $1.14 per unit in respect of January to June 2006 production at a rate of $0.19 per unit per month for the six-month period. In recent months the forward strip price for natural gas has been very volatile and weakened significantly. On July 12, 2006 the Trust announced that the distributions in respect of July to September production would be at a rate of $0.16 per month. This reduction in the distribution rate reflects Focus' commitment to a business strategy of sustainability. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

Exchangeable partnership units receive a cash distribution equal to the cash distribution declared for each Focus unit.

Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures. The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units.

Payout Ratio	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
Funds flow from operations (thousands)	$27,988	$56,677
Funds flow from operations per Total Unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	$ 0.70	$ 1.47
Distributions per unit declared	$ 0.57	$ 1.14
Payout ratio – per-unit basis	82%	78%
Cash distributions declared to unitholders and holders of exchangeable partnership units; exchangeable shares do not receive cash distributions (thousands)(1)	$28,719	$49,655
Payout ratio - dollar basis(1)	103%	88%

(1) Cash distributions for the three months ended June 30, 2006 included $7.8 million paid on July 17, 2006 to the former shareholders of PEML in connection with the acquisition. Funds flow from operations recorded for the acquired assets for the period of June 27 to June 30, 2006 was approximately $1.1 million.

PEML had funds flow from operations in respect of June production greater than the $7.8 million in distributions declared. Focus reported funds flow from operations of $1.1 million and the remainder associated with the period of June 1 to June 26 was recorded as a deduction in the purchase price of the acquisition.

Excluding the $7.8 million of payments to former PEML shareholders at the end of June and the $1.1 million of funds flow from operations associated with the acquired properties, the payout ratio would have been 79 percent for the second quarter of 2006 and 75 percent for the six months ended June 30, 2006.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 14 of the notes to interim financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2005 Annual Report MD&A and the "Risk Factors" section of the Trust's 2005 Annual Information Form dated March 30, 2006 for a detailed assessment.

Outlook – 2006

The following chart summarizes Focus' 2006 outlook.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

For the remainder of 2006, Focus will continue its active drilling and development program on the significant development opportunities on its major properties, principally at Shackleton in Saskatchewan and at Tommy Lakes in British Columbia. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2006 Expectations	Q3 and Q4 2006	2006 Full Year Average
Production	22,750 – 23,750 BOE/d	16,250 – 17,250 BOE/d
Weighting to natural gas	89%	85%
Production expenses per BOE	$3.25 - $3.75	$3.50 - $4.00
Cash G&A expenses per BOE	$1.10 - $1.40	$1.25 - $1.50
Capital expenditures – field	$47 million	$74 million
Payout ratio	55% - 65%	60% - 70%
Approximate taxable portion of distributions	100%	100%
Funds from operations / net debt	1.0 to 1.3x	1.0 to 1.3x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the key natural gas areas of Focus from August 2002 to June 2006 were only accessible by road in the winter. This included the Tommy Lakes area, which was very significant from a production and development program perspective during that period. Please refer to the "Seasonality of Operations" section for additional information.
- Prior to June 2006, Focus completed major acquisitions at Tommy Lakes in April 2004 and Medicine Hat in September 2004. The Tommy Lakes acquisition was financed by the issuance from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Effective June 27, 2006 Focus acquired a private company for $1,091 million, excluding asset retirement obligations and future tax. This acquisition had a significant impact on the operations of the Trust with production increasing approximately 140%, an expanded capital program that will be conducted on a year-round basis and a strengthened organization. The acquisition was financed with the issuance of 40.8 million trust units or exchangeable partnership units and the payment of $199.8 million from bank credit facilities. Please refer to the "Business Acquisition" section for additional information.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3
FINANCIAL								
Oil and gas revenues, before royalties[1]	48,663	48,146	52,315	48,790	46,583	43,981	39,233	37,979
Funds flow from operations	27,988	28,688	32,350	29,773	27,436	26,809	23,241	21,926
Per unit – basic	$0.70	$0.77	$0.86	$0.80	$0.73	$0.72	$0.63	$0.59
Cash distributions per trust unit	$0.57	$0.57	$0.54	$0.52	$0.48	$0.48	$0.48	$0.45
Payout ratio (per-unit basis)	82%	74%	63%	65%	66%	67%	77%	76%
Net income [2]	21,873	16,778	17,858	17,573	14,682	13,351	14,545	10,508
Per unit – basic [2]	$0.57	$0.46	$0.49	$0.48	$0.40	$0.37	$0.41	$0.30
Capital expenditures	2,674	24,289	10,865	5,658	3,962	22,475	11,325	1,528
Acquisition expenditures, net	1,091,294	-	(33)	10,394	0	77	1,190	18,580
Long-term debt plus working capital	297,450	109,094	92,518	94,252	88,965	94,548	81,158	75,235
Total Trust Units – outstanding (000's)	78,359	37,521	37,456	37,418	37,339	37,290	37,223	37,094
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,563	1,610	1,714	1,718	1,779	1,850	1,903	1,932
NGLs (bbls/d)	682	784	762	833	770	743	724	776
Natural gas (mcf/d)	46,753	45,137	42,629	44,910	46,997	43,575	43,080	44,903
BOE (@ 6:1)	10,038	9,917	9,582	10,036	10,382	9,856	9,807	10,191

(1) Restated at December 31, 2004 to break out the transportation system charges separately (increases revenue and records this new expense)

(2) Restated at June 30, 2005 with new accounting policy EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts"

Consolidated Balance Sheets (unaudited)

(thousands)	June 30, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	**$ 3**	$ 4,696
Accounts receivable	**38,145**	21,065
Prepaid expenses and deposits	**3,824**	1,952
	41,972	27,713
Petroleum and natural gas properties and equipment [note 3]	**1,334,910**	430,865
Goodwill [note 3]	**464,177**	5,100
Reclamation fund	**3,608**	2,711
	$1,844,667	$466,389
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 78,590**	$ 26,127
Cash distributions payable	**14,743**	6,604
Current bank debt	**4,090**	-
	97,423	32,731
Long-term debt [note 5]	**242,000**	87,500
Asset retirement obligation [note 4]	**30,400**	15,090
Future income taxes [note 3]	**341,963**	81,634
	711,786	216,955
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	**4,512**	4,131
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	**919,525**	244,426
Exchangeable partnership units [note 8]	**218,500**	-
Contributed surplus	**1,606**	1,135
Accumulated income	**(11,262)**	(258)
	1,128,369	245,303
Commitments and contingencies [note 14]		
	$1,844,667	$466,389

See Notes to Consolidated Financial Statements

Approval on behalf of the Board of Directors:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (Deficit) (unaudited)

(thousands except per-unit amounts)	Three Months Ended, June 30, 2006	Three Months Ended, June 30, 2005	Six Months Ended, June 30, 2006	Six Months Ended, June 30, 2005
Revenue				
Production revenue	**$ 48,663**	$ 46,583	**$ 96,809**	$ 90,564
Royalties	**(8,991)**	(11,375)	**(19,765)**	(20,766)
Alberta Royalty Tax Credit	**125**	130	**259**	238
Facility income	**960**	553	**1,667**	1,043
Interest income	**2**	-	**10**	15
	40,759	35,891	**78,980**	71,094
Expenses				
Transportation system charges	**2,746**	2,267	**5,271**	4,776
Production	**4,217**	3,871	**9,128**	7,592
General and administrative	**2,273**	1,750	**3,894**	3,359
Elimination of the Executive Bonus Plan [note 10]	**2,872**	-	**2,872**	-
Interest and financing	**1,357**	871	**2,395**	1,695
Depletion and depreciation	**15,082**	13,606	**28,818**	26,536
Accretion of asset retirement obligation	**520**	204	**784**	404
	29,067	22,569	**53,162**	44,362
Income before income taxes	**11,692**	13,322	**25,818**	26,732
Income and other taxes				
Future income tax reduction	**(10,458)**	(1,940)	**(13,605)**	(2,548)
Current and large corporations tax	**62**	261	**212**	559
	(10,396)	(1,679)	**(13,393)**	(1,989)
Non-controlling interest – exchangeable shares	**215**	319	**560**	688
Net income for the period	**21,873**	14,682	**38,651**	28,033
Accumulated income (deficit), beginning of period	**(4,416)**	136,845	**(258)**	123,494
Cash distributions	**(28,719)**	(148,378)	**(49,655)**	(148,378)
Accumulated income (deficit), end of period	**$(11,262)**	$ 3,149	**$(11,262)**	$ 3,149
Net income per unit [note 13]				
Basic	**$ 0.57**	$ 0.40	**$ 1.03**	$ 0.77
Diluted	**$ 0.55**	$ 0.40	**$ 1.01**	$ 0.76

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

(thousands)	Three Months Ended, June 30, 2006	Three Months Ended, June 30, 2005	Six Months Ended, June 30, 2006	Six Months Ended, June 30, 2005
Operating activities				
Net income for the period	**$ 21,873**	$ 14,682	**$ 38,651**	$ 28,033
Add non-cash items:				
Non-controlling interest – exchangeable shares	**215**	319	**560**	688
Non-cash general and administrative expenses [notes 7 and 9]	**756**	565	**1,469**	1,132
Depletion and depreciation	**15,082**	13,606	**28,818**	26,536
Accretion on asset retirement obligation	**520**	204	**784**	404
Future income tax recovery	**(10,458)**	(1,940)	**(13,605)**	(2,548)
Reclamation costs	**(285)**	-	**(285)**	-
Net change in non-cash working capital items	**(1,557)**	(3,638)	**(3,212)**	(5,704)
	26,146	23,798	**53,180**	48,541
Financing activities				
Unit issue costs	**(140)**	-	**(140)**	-
Proceeds from exercise of unit appreciation rights	**38**	75	**461**	361
Increase in long-term debt	**143,000**	3,475	**154,500**	13,975
Cash distributions paid	**(20,960)**	(17,436)	**(41,515)**	(34,748)
	121,938	(13,886)	**113,306**	(20,412)
Investing activities				
Capital asset additions	**(2,674)**	(3,962)	**(26,963)**	(26,512)
Acquisition expenditures	**(142,500)**	-	**(142,500)**	(2)
Reclamation fund contributions, net of costs	**(450)**	(492)	**(897)**	(1,000)
Net change in non-cash working capital items	**(2,462)**	(4,149)	**(819)**	696
	(148,086)	(8,603)	**(171,179)**	(26,818)
Increase (decrease) in cash and cash equivalents during the period	**(2)**	1,309	**(4,693)**	1,311
Cash and cash equivalents, beginning	**5**	46	**4,696**	44
Cash and cash equivalents, ending	**$ 3**	$ 1,355	**$ 3**	$ 1,355

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

JUNE 30, 2006 AND 2005 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Pursuant to the terms of a net profits interest agreement (the "NPI Agreement"), the Trust is entitled to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd., Focus BC Trust and FET Energy Ltd., wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to the NPI Agreement.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

FET Energy Ltd. is a subsidiary of the Trust. Under a Plan of Arrangement with Profico Energy Management Ltd. ("PEML") dated June 26, 2006, FET Energy Ltd. became the successor company to PEML through amalgamation on June 27, 2006. FET Energy Ltd., through its interest in a partnership, is engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures, prior to the acquisition of properties from PEML, are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months. The properties acquired from PEML allow year-round access which will reduce the significance of the seasonality of operations for the Trust.

Effective January 1, 2005, the Trust has presented accumulated income net of accumulated cash distributions paid or payable to unitholders on the balance sheet.

(thousands)	2006	2005
Accumulated income, before cash distributions	$ 225,608	$ 151,527
Accumulated cash distributions	(236,870)	(148,378)
Balance as at June 30	$ (11,262)	$ 3,149

3. BUSINESS ACQUISITION

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement with PEML. On June 26, 2006, the unitholders of the Trust and the shareholders of PEML voted to approve resolutions to effect the Plan of Arrangement by which security holders of PEML received a total of 5.17 Focus Energy Trust units and/or Focus Limited Partnership exchangeable units and $25.12 cash for each PEML common share and the Trust received the assets and assumed the liabilities of PEML for total consideration of $1,091.3 million.

This amount consisted of the issuance of 30,802,799 Focus Energy Trust units, 9,999,992 Focus Limited Partnership exchangeable units and $199.8 million in cash and transaction costs. Both the Trust and Partnership units have a fair value of $21.85 per unit. The Board of Directors approved the Information Circular dated May 25, 2006 with respect to the Plan of Arrangement on May 24, 2006.

The Trust's aggregate consideration for the acquisition of PEML consists of the following:

Consideration for the acquisition:

($ thousands)	
Trust units issued	673,041
Exchangeable partnership units issued	218,500
Cash	198,253
Transaction costs	1,500
	1,091,294

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration of the PEML acquisition.

Allocation of purchase price:

($ thousands)	
Cash acquired	55,800
Net working capital	(41,819)
Petroleum and natural gas properties and equipment	904,754
Fair value of risk management contracts	1,679
Goodwill	459,077
Asset retirement obligation	(14,570)
Future income taxes	(273,627)
	1,091,294

Effective June 27, 2006, the results from the assets purchased from PEML have been included in the consolidated financial statements of the Trust. Components of the purchase price are estimates and preliminary and may change as final information becomes available.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $84.8 million which will be incurred between 2006 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	June 30, 2006	June 30, 2005
Balance, beginning of period	$ 15,090	$ 11,461
Accretion expense	784	404
Development activity and change in estimates	241	356
Acquisition of PEML assets	14,570	-
Settlement of liabilities	(285)	(167)
Balance, end of period	$ 30,400	$ 12,054

5. LONG-TERM DEBT

As at June 30, 2006 the Trust has a $350 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a two-year amortization period. In addition, the Trust has a $15.0 million demand operating line of credit. At June 30, 2006, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at June 30, 2006 is approximately 5.25% percent.

The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of 8 1/3 percent commencing 15 months after the term date and the remaining 75 percent at the end of the term.

6. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to June 30, 2006, a total of 23,751 exchangeable shares were converted into 33,128 trust units at exchange ratios prevailing at the time. At June 30, 2006, the exchange ratio was 1.41974 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The Company may redeem all but not less than all of the outstanding exchangeable shares at any time when the aggregate number of issued and outstanding exchangeable shares is less than 1,000,000. The Company will, at least 45 days prior to any redemption date, provide the registered holders with written notice of the prospective redemption. The redemption price is equal to that described previously. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

	Number of Shares		Consideration (thousands)	
Exchangeable Shares of FET Resources Ltd.	2006	2005	2006	2005
Balance as at January 1	560,218	977,346	$4,131	$4,934
Net income attributable to non-controlling interest	-	-	392	688
Exchanged for trust units	(23,751)	(374,928)	(179)	(1,972)
Balance as at June 30	536,467	602,418	$4,344	$3,650

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement with Storm Energy Inc. in 2002, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

	Number of Units		Consideration (thousands)	
Trust Units of Focus Energy Trust	2006	2005	2006	2005
Balance as at January 1	36,687,167	35,973,651	$244,426	$230,478
Issued pursuant to Plan of Arrangement with PEML (i)	30,802,799	-	673,041	-
Issued on conversion of exchangeable shares (ii)	33,128	489,461	776	10,194
Issued pursuant to the Executive Bonus Plan (iii)	31,253	33,195	767	674
Exercise of Unit Appreciation Rights (iv)	42,750	44,000	730	557
Balance as at June 30, 2006	67,597,097	36,540,307	$919,740	$241,903

(i) *Issued pursuant to Plan of Arrangement with PEML at a fair value of $21.85 per trust unit*

(ii) *Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion*

(iii) *Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such Plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.*

(iv) *Exercise of Unit Appreciation Rights includes cash consideration of $461,000 (2005 - $361,228) and contributed surplus credit of $269,350 (2005 - $195,396).*

8. EXCHANGEABLE PARTNERSHIP UNITS

The exchangeable partnership units of Focus Limited Partnership are convertible after January 1, 2007 into trust units, at the option of the holder, on a one-for-one basis. Cash distributions equal to the distribution paid to Trust unitholders are paid to the holders of the exchangeable partnership units.

The Board of Directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date.

The exchangeable partnership units are entitled to vote on Focus matters with Trust unitholders through the Special Voting Unit. The exchangeable partnership units are not listed on any stock exchange and are not transferable.

Exchangeable Partnership Units of Focus Energy Trust	Number of Units 2006	2005	Consideration (thousands) 2006	2005
Balance, beginning of period	-	-	-	-
Issued pursuant to Plan of Arrangement with PEML	9,999,992	-	$218,500	-
Balance as at June 30, 2006	9,999,992	-	$218,500	-

The exchangeable partnership units were issued at a fair value of $21.85 per unit.

9. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights, but the number of units reserved for issuance upon the exercise of rights shall not at any time exceed five percent of the aggregate number of issued and outstanding units of the Trust and including the number of units which may be issued on the exchange of the outstanding exchangeable shares. To June 30, 2006 a total of 270,000 units had been issued pursuant to the exercise of rights under the Plan, and 1,755,000 units are reserved for issuance under the Plan. With respect to the 1,755,000 units reserved for issuance under the Plan, a total of 1,313,850 rights have been granted.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant. Rights granted under the Plan subsequent to May 2006 have a life of four years and vest equally over a three-year period commencing on the first anniversary of the grant.

	2006 Number of Rights	2006 Weighted Average Exercise Price	2005 Number of Rights	2005 Weighted Average Exercise Price
Balance as at January 1	1,311,100	$ 12.52	1,113,100	$ 11.78
Granted	89,500	$ 24.61	83,000	$ 19.83
Exercised	(42,750)	$ 10.78	(44,000)	$ 8.21
Cancelled	(44,000)	$ 19.48	(26,500)	$ 14.46
Before reduction of exercise price	1,313,850	$ 13.16	1,125,600	$ 12.45
Reduction of exercise price	-	$ (1.05)	-	$ (0.93)
Balance as at June 30	1,313,850	$ 12.11	1,125,600	$ 11.52

- The average exercise price at the grant date is $16.32.
- The average contractual life of the rights outstanding is 2.82 years.
- The number of rights exercisable at June 30, 2006 is 307,500.
- The average fair value at the grant date for the six months ended June 30, 2006 is $6.49.

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $332,843 and $664,718 for the quarter and six months ended June 30, 2006. The Trust recorded non-cash compensation expense of $193,021 and $397,403 for the quarter and six months ended June 30, 2005.

10. ELIMINATION OF THE EXECUTIVE BONUS PLAN

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard compensation framework within the sector.

In eliminating the Executive Bonus Plan, $3.0 million is being paid to the participants in the Plan. Half was paid at the end of June 2006 and the remainder will be paid on July 1, 2007. In addition, participants will receive, in aggregate, an additional 495,600 trust unit appreciation rights.

11. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at June 30, 2006. The fair market value of the contracts outstanding at June 30, 2006, which have no book value, would have resulted in a net payment to the Trust of $13.5 million.

Financial Contracts	Daily Quantity		Contract Price		Price Index	Term
Crude oil	300 bbls	$	72.97	Cdn	WTI	July 2006 – December 2006
	400 bbls	$	55.05–65.05	Cdn	WTI	July 2006 – December 2006
Natural gas	7,000 GJ	$	7.75-8.78	Cdn	AECO	July 2006 – October 2006
	7,000 GJ	$	8.75-10.02	Cdn	AECO	July 2006 – October 2006
	6,000 GJ	$	10.65	Cdn	AECO	July 2006 – October 2006
	7,000 GJ	$	11.51	Cdn	AECO	November 2006 – March 2007
	6,000 GJ	$	9.50-10.80	Cdn	AECO	November 2006 – March 2007
	13,000 GJ	$	9.32	Cdn	AECO	November 2006 – March 2007
	10,000 GJ	$	9.30	Cdn	AECO	November 2006 – March 2007
	10,000 GJ	$	9.28	Cdn	AECO	November 2006 – March 2007

Subsequent to quarter end, financial contracts were modified or added. At August 8, 2006 the following financial contracts were outstanding:

Financial Contracts	Daily Quantity		Contract Price		Price Index	Term
Crude oil	300 bbls	$	72.97	Cdn	WTI	July 2006 – December 2006
	400 bbls	$	55.05–65.05	Cdn	WTI	July 2006 – December 2006
Natural gas	7,000 GJ	$	7.75-8.78	Cdn	AECO	July 2006 – October 2006
	7,000 GJ	$	8.75-10.02	Cdn	AECO	July 2006 – October 2006
	6,000 GJ	$	10.65	Cdn	AECO	July 2006 – October 2006
	3,000 GJ	$	5.13	Cdn	AECO	August 2006 – October 2006
	6,000 GJ	$	8.01	Cdn	AECO	August 2006 – March 2007
	20,000 GJ	$	7.66	Cdn	AECO	August 2006 – March 2007
	7,000 GJ	$	9.00	Cdn	AECO	August 2006 – March 2007
	13,000 GJ	$	9.32	Cdn	AECO	November 2006 – March 2007
	11,000 GJ	$	8.73	Cdn	AECO	November 2006 – March 2007
	15,000 GJ	$	7.77	Cdn	AECO	April 2007 – October 2007

12. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at June 30, 2006, which have no book value, would have resulted in a net payment to the Trust of $3.7 million.

Physical Sales Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	3,000 GJ	$8.67	Cdn	July 2006 – October 2006
	3,000 GJ	$8.30	Cdn	July 2006 – October 2006
	12,500 GJ	$7.31	Cdn	August 2006 – March 2007*
	10,000 GJ	$6.77	Cdn	August 2006 – March 2007*
	5,000 GJ	$10.32	Cdn	November 2006 – March 2007

**contract entered into subsequent to June 30, 2006*

13. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units and exchangeable partnership units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan, include exchangeable shares converted at the average exchange ratio and include exchangeable partnership units.

Basic per-unit calculations for the three-month period ended June 30 are based on the weighted average number of trust units and exchangeable partnership units outstanding in 2006 of 38,573,537 (2005 of 36,379,498). Basic per-unit calculations for the six-month period ending June 30 are based on the weighted average number of trust units and exchangeable partnership units outstanding in 2006 of 37,651,345 (2005 of 36,236,368).

Diluted calculations for the three-month period ended June 30 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 518,289 (2005 of 497,809) and 761,285 exchangeable shares (2005 of 1,162,700) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts. Diluted calculations for the six-month period ended June 30 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 515,835 (2005 of 496,796) and 766,185 for exchangeable shares (2005 of 1,049,627) converted at the average exchange rate.

Supplementary cash flow information for the three months ended June 30:

(thousands)		2006		2005
Interest paid	$	4,196	$	1,583
Interest received	$	9	$	6
Taxes paid	$	928	$	520
Cash distributions paid	$	41,515	$	34,748

14. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2006	2007-2008	2009-2010	2011 and thereafter
Office premises	2,496	225	1,215	1,056	-
Operating leases	576	358	218	-	-
Mineral and surface leases(2)	22,907	1,872	8,414	8,414	4,207
Transportation and processing	31,093	13,003	12,700	2,487	2,903
Asset retirement obligations(3)	30,400	343	559	899	28,599
Total contractual obligations	87,472	15,801	23,106	12,856	35,709

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 11 and 12.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2006 to 2011 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2011 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

Corporate Information

SENIOR MANAGEMENT

Derek W. Evans
President and C.E.O.

William D. Ostlund
Vice President, Finance and C.F.O.

Dennis M. Lawrence
Vice President, Engineering

Bryce H. Murdoch
Vice President, Geology

Al S. Pickering
Vice President, Land

David W. Sakal
Vice President, Operations

A. Kim Schoenroth
Controller

Grant A. Zawalsky
Corporate Secretary

DIRECTORS

Matthew J. Brister(4)(5)

John A. Brussa(3)

Stuart G. Clark(1)(2)

Derek W. Evans

Jeff S. Lebbert(3)

James H. McKelvie(2)(3)

David P. O'Brien(5)

Gerald A. Romanzin(2)(4)(5)

Clayton H. Woitas(4)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

HEAD OFFICE

Suite 3300, 205 - 5th Avenue S.W.

Calgary, Alberta, Canada T2P 2V7

Tel: (403) 781-8409

Fax: (403) 781-8408

www.focusenergytrust.com

STOCK EXCHANGE LISTING

TSX Listings:

Focus Energy Trust: FET.UN

FET Resources Ltd.: FTX

(Exchangeable Shares)

SOLICITORS

Burnet, Duckworth & Palmer LLP

Calgary, Alberta, Canada

AUDITORS

KPMG LLP

Calgary, Alberta, Canada

BANKERS

Bank Syndicate

Lead Agent: Royal Bank of Canada

Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.

Calgary, Alberta

McDaniel and Associates Consultants Ltd.

Calgary, Alberta

REGISTRAR & TRANSFER AGENT

Valiant Trust Company

Calgary, Alberta

ABBREVIATIONS

API	American Petroleum Institute
ARTC	Alberta Royalty Tax Credit
Bcf	Billions of cubic feet
Bcfe	Billions of cubic feet equivalent
BOE	Barrels of oil equivalent @ 6:1
BOE/d	Barrels of oil equivalent per day
bbl	Barrel of oil or natural gas liquids
bbls	Barrels of oil or natural gas liquids
bbls/d	Barrels per day
$CDN	Canadian Dollar
GJ	Gigajoules
GJ/d	Gigajoules per day
Mmbtu	Millions of British Thermal Units
Mmbtu/d	Millions of British Thermal Units per day
mbbl	Thousand barrels
mbbls	Thousands of barrels
Mmbbls	Millions of barrels
Mmcfe/d	Millions of cubic feet equivalent per day
MBOE	Thousands of barrels of oil equivalent
MBOE/d	Thousands of barrels of oil equivalent per day
MMBOE	Millions of barrels of oil equivalent
mcf	Thousands of cubic feet
mcf/d	Thousands of cubic feet per day
Mmcf	Millions of cubic feet
Mmcf/d	Millions of cubic feet per day
Mw	Megawatt
Mw/hr	Megawatt per hour
NGL	Natural gas liquid
OPEC	Organization of Petroleum Exporting Countries
RLI	Reserve Life Index
TSX	Toronto Stock Exchange
WTI	West Texas Intermediate
$US	United States Dollar

FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
President and Chief Executive Officer
Tel: (403) 781-8405

William D. Ostlund
Vice President, Finance and Chief Financial Officer
Tel: (403) 781-8406

FOCUS ENERGY TRUST

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103 SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA) SECTION 141 OF THE SECURITIES ACT (ALBERTA) SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN) SECTION 92 OF THE SECURITIES ACT (MANITOBA) SECTION 101 OF THE SECURITIES ACT (ONTARIO) SECTION 147.11 OF THE SECURITIES ACT (QUEBEC) SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA) SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

(a) **The name and address of the eligible institutional investor.**

Goodman & Company, Investment Counsel Ltd. ("G&C")
Scotia Plaza, 40 King Street West
Suite 5500
Toronto, Ontario M5H 4A9

(b) **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.**

Since our last report filed on March 10, 2004, G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, acquired additional trust units of Focus Energy Trust ("Focus Energy"). During this period, the issued and outstanding unit capital increased substantially. As a result of these changes, G&C holds a less than 10% interest, on an undiluted basis, in Focus Energy, as at July 31, 2006.

(c) **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.**

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, exercises control or direction over 4,839,441 trust units of Focus Energy, which represents a less than 10% interest on an undiluted basis, as at July 31, 2006.

(d) **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:**

(i) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control,**

Not applicable.

(ii) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and**

Not applicable.

(iii) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

G&C, through one or more mutual funds or other client accounts managed by it, exercises control or direction over 4,839,441 trust units of Focus Energy, representing a less than 10% interest on an undiluted basis.

(e) **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The securities of Focus Energy acquired by G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Not applicable.

(g) **The names of any joint actors in connection with the disclosure required by this Form.**

Not applicable.

(h) **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.**

Not applicable.

(i) **Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.**

DATED this 10th day of August, 2006.

GOODMAN & COMPANY,
INVESTMENT COUNSEL LTD.

Per: *"Oscar Belaiche"*
Name: Oscar Belaiche
Title: Vice President and Portfolio Manager

82-34761

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Focus Energy Trust announces Q2 2006 financial & operating results

CALGARY, Aug. 10 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) announces its consolidated financial and operating results for the second quarter ending June 30, 2006.

<<

Consolidated Highlights

(thousands of dollars, except where indicated)	Three Months Ended June 30, 2006	2005	Six Months Ended June 30, 2006	2005	Change
FINANCIAL					
Oil and gas revenues, before transportation system charges and royalties	48,663	46,583	96,809	90,564	7%
Funds flow from operations(1)	27,988	27,436	56,677	54,245	4%
Per unit(2)(3)	$ 0.70	$ 0.73	$ 1.47	$ 1.45	1%
Cash distributions per trust unit					
Per unit	$ 0.57	$ 0.48	$ 1.14	$ 0.96	19%
Payout ratio (per-unit basis)	82%	66%	78%	66%	12%
Net income	21,873	14,682	38,651	28,033	18%
Per unit	$ 0.57	$ 0.40	$ 1.03	$ 0.77	14%
Capital expenditures	2,674	3,962	26,963	26,512	2%
Acquisitions	1,091,294	-	1,091,294	2	
Long-term debt less working capital	297,450	88,965	297,450	88,965	234%
Total Trust Units - outstanding (000's)(3)	78,359	37,339	78,359	37,339	110%
Weighted average Total Trust Units (000's)(4)	39,335	37,317	38,417	37,286	3%
OPERATIONS					
Average daily production					
Crude oil (bbls/d)	1,563	1,779	1,587	1,814	(13%)
NGLs (bbls/d)	682	770	733	757	(3%)
Natural gas (mcf/d)	46,753	46,997	45,950	45,296	1%
Barrels of oil equivalent ((at) 6:1)	10,038	10,382	9,978	10,121	(1%)
Average product prices realized(5)					
Crude oil (CDN$/bbl)	$ 73.08	$ 54.66	$ 68.06	$ 54.80	24%
NGLs (CDN$/bbl)	$ 66.37	$ 55.13	$ 62.69	$ 53.15	18%
Natural gas (CDN$/mcf)	$ 7.36	$ 7.38	$ 7.63	$ 7.38	3%
Field netback per BOE					
Revenue(5)	$ 50.27	$ 46.91	$ 50.69	$ 46.83	8%
Royalties, net of ARTC	$ (9.71)	$ (11.90)	$ (10.80)	$ (11.21)	(4%)
Production expenses	$ (4.62)	$ (4.10)	$ (5.05)	$ (4.14)	22%
Field netback	$ 35.95	$ 30.91	$ 34.83	$ 31.48	11%
Wells drilled					
Gross	8	3	17	15	13%
Net	8.0	2.5	15.4	10.7	44%
Success rate	100%	100%	100%	100%	0%

TRUST UNIT TRADING STATISTICS					
Unit prices					
High	$ 25.89	$ 22.40	$ 25.89	$ 22.60	
Low	$ 20.31	$ 18.99	$ 20.31	$ 18.60	
Close	$ 23.65	$ 21.60	$ 23.65	$ 21.60	9%
Daily average trading volume	243,598	73,020	180,902	93,905	93%

(1) Funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

(2) Based on the weighted average Total Trust Units outstanding for the period.

(3) Total Trust Units being trust units, exchangeable partnership units and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio for the exchangeable shares was 1.41974 at June 30, 2006 and 1.32545 at June 30, 2005. The exchangeable partnership units are exchangeable into trust units on a one-for-one basis.

(4) Weighted average Total Trust Units including trust units, exchangeable partnership units and exchangeable shares converted at the average exchange ratio.

(5) Net of settlements for financial hedging instruments and net of transportation system charges.

Forward-Looking Information - Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or

occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- April 23, 2006 announcement, and subsequent June 27 closing, of our business combination with Profico Energy Management Ltd.

- This business combination strengthens Focus operationally, provides greater quality and depth of inventory, yet maintains a strong financial structure.

- The addition of 14,500 BOE/d of production, the majority of which is natural gas in Southwest Saskatchewan, strengthens our commitment to long-life natural gas in one of the lowest cost operating environments in the Western Canadian Sedimentary Basin.

- The addition of the Shackleton asset in Southwest Saskatchewan provides our unitholders with a new core area, greater asset diversification and more balanced year-round operations.

- Natural gas hedging gains of $7.3 million were largely responsible for a seven percent increase in Q2 2006 revenue versus Q2 2005, despite an 18 percent drop in the AECO gas price in the corresponding period.

>>

Message to Unitholders

We are pleased to present the results of what has been a busy second quarter of 2006. This quarter's activities were dominated by the business combination with Profico Energy Management Ltd., whereby Focus acquired the Shackleton and Southwest Saskatchewan assets of Profico by way of a Plan of Arrangement for total consideration of approximately $1.1 billion. The shareholders of Profico voted 100% in favor of the Plan of Arrangement, with the Focus unitholders voting 99.9% in favor of the transaction. We are excited to add Profico's high-quality assets to our portfolio. The Profico assets are an excellent complement to Focus' existing asset base and reinforce our commitment to long-term sustainability, as well as providing a significant opportunity for long-term value creation through low risk natural gas development drilling in a year-round access area. Not only did we get some exceptional assets, but we have been successful in attracting all the Profico field staff and a large portion of the office staff to the Focus team. As I have pointed out on numerous occasions, assets are important, but people are essential, as it is people that are the catalyst to the value creation equation. The integration of assets and people associated with the Profico transaction is essentially complete with two rigs operating in Shackleton and all Calgary staff and systems up and running in our existing office space. Apart from some small construction and office furniture details, the integration process is complete and our attention now turns to making these new assets create value for our unitholders.

The second quarter is typically a quiet quarter in terms of drilling activity. During the quarter we were active at Pouce Coupe with the drilling of two Montney gas wells which were completed early in the third quarter and will be tied in shortly. Also included in our drilling activity for the

quarter is the drilling of six Milk River gas wells at Shackleton during the four-day period from the effective date of the Profico arrangement on June 27 until quarter end.

Production volumes in the quarter averaged 10,038 BOE/d consisting of 9,452 BOE/d from the Focus assets and 589 BOE/d representing the average quarterly production contribution from the Profico assets from June 27 until quarter end. The Focus volumes were impacted by major turnarounds at Tommy Lakes and Sylvan Lake that reduced our monthly production by approximately 500 BOE/d. New well performance at Tommy Lakes is lower than expected. We anticipate that over the remainder of the year this performance gap will narrow as declines moderate and decrease the differential to last year's program.

Operating expenses reported for the second quarter of 2006 were $4.62 per BOE versus $4.10 in Q2 of 2005. Historically, the second quarter is our lowest operating cost quarter due to high initial flush production volumes from our Tommy Lakes winter drilling program and spring breakup, during which our ability to access wells is severely restricted. Our second quarter numbers are negatively impacted by the major turnarounds that reduced our quarterly production by 500 BOE/d. Our operating costs would have been approximately $4.00 per BOE in the absence of the major turnarounds in Q2.

Funds flow from operations for the second quarter of 2006 was approximately $28.0 million versus $28.7 million in Q1 of 2006. Funds flow was negatively impacted by natural gas prices. Natural gas prices continued to weaken during the second quarter of 2006. The AECO reference price has dropped from $7.50 per mcf in the first quarter of 2006 to $6.04 per mcf in the second quarter of 2006. In Q2 2006 our physical and financial hedging contracts contributed approximately $6.7 million in additional revenue. The Trust continues to supplement its hedging and physical forward sales portfolio in light of the weakness in natural gas prices.

On July 4, 2006 an explosion and fire occurred at our Sylvan Lake Gas Plant. There were no injuries or loss of life. The lost production revenue (approximately 400 BOE/d) and the cost to repair the facility will be largely covered by insurance. Partial production has been restored at the plant with full production anticipated to be restored in early September.

Outlook

We adhere to a business strategy of sustainability where the sum of capital expenditures and distributions is equal to funds flow. As the forward strip for natural gas has weakened significantly over the last several months, there has been a correspondingly large reduction in expected future funds flow, which has prompted an examination of our capital programs and distribution levels. We have reviewed our capital programs in detail and stress tested their profitability at a flat $5.00/GJ gas price. All of our projects have attractive rates of return under this gas price assumption. We have also reviewed the drilling inventory on both our existing Focus assets and the recently acquired Profico properties, and remain encouraged by the depth and quality of opportunities available to us. As a result of this analysis, we have elected to maintain our capital programs and manage sustainability by reducing distributions. Accordingly, on July 12 we announced that we were reducing distributions to $0.16 per unit per month for the third quarter of 2006.

Our capital program for the remainder of the year is focused on the drilling of approximately 185 gross wells, consisting of 150 wells at Shackleton, a 23 well program at Medicine Hat, three to five wells at Red Earth, three wells at Sylvan Lake, as well as the start of our winter drilling program at Tommy Lakes. At Tommy Lakes this winter we will be following up one of last winter's successful exploratory wells with two additional delineation wells and a pipeline project to ensure these wells can be tied in this winter if successful.

We have adjusted our second half of 2006 production guidance slightly to more accurately reflect the timing of new production coming on. A large portion of our Shackleton capital in Q3 2006 will not come on production until

late 2006. Our guidance in the Outlook section of the MD&A reflects this change in the timing of our capital programs.

The Trust is in excellent financial condition with a low debt-to-funds-flow ratio, sufficient funds after distributions to fund our capital program and a drilling inventory with exceptional quality and depth of opportunities.

I would like to thank our historic unitholders and our new unitholders for the confidence they have shown in Focus.

On behalf of the Board of Directors,

(signed)
Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and six months ended June 30, 2006 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated August 8, 2006 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

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OPERATIONS SUMMARY	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Average daily production				
Barrels of oil equivalent ((at) 6:1)	10,038	10,382	9,978	10,121
% of Natural gas	78%	75%	77%	75%
Average product prices realized(1)				
Crude oil sales (CDN$/bbl)	$ 77.19	$ 64.29	$ 71.18	$ 62.45
Financial hedging settlements (CDN$/bbl)	$ (4.11)	$ (9.64)	$ (3.11)	$ (7.64)
Realized price (CDN$/bbl)	$ 73.08	$ 54.66	$ 68.06	$ 54.80
NGLs (CDN$/bbl)	$ 66.37	$ 55.13	$ 62.69	$ 53.15
NGL price/Crude oil price	86%	86%	88%	85%
Natural gas sales (CDN$/mcf)	$ 6.71	$ 7.93	$ 7.62	$ 7.96
Transportation system charges				

(CDN$/mcf)	$ (0.65)	$ (0.53)	$ (0.63)	$ (0.58)
Financial hedging settlements (CDN$/mcf)	$ 1.29	$ -	$ 0.65	$ (0.01)
Realized price (CDN$/mcf)	$ 7.36	$ 7.40	$ 7.63	$ 7.37
Reference prices & differential to Focus price, net of transportation and before price protection				
Crude oil (Edm. Light Price CDN$/bbl)	$ 78.63	$ 65.78	$ 73.82	$ 63.67
Differential (CDN$/bbl)	$ (1.44)	$ (1.49)	$ (2.65)	$ (1.22)
Natural gas (AECO daily CDN$/mcf)	$ 6.04	$ 7.37	$ 6.77	$ 7.13
Differential (CDN$/mcf)	$ (0.39)	$ (0.03)	$ (0.27)	$ (0.12)
Production revenue before transportation system charges ($ thousands)				
Crude oil, before hedging settlements	11,017	10,433	20,538	20,558
Financial hedging settlements	(585)	(1,560)	(895)	(2,510)
NGLs	4,122	3,863	8,315	7,281
Natural gas, before transportation system charges	28,609	33,908	63,457	65,297
Financial hedging settlements	5,500	(62)	5,393	(62)
	48,663	46,583	96,809	90,564
Funds flow from operations per BOE				
Production revenue	$ 47.90	$ 51.02	$ 51.11	$ 50.84
Financial hedging settlements	5.38	(1.72)	2.49	(1.40)
Transportation system charges	(3.01)	(2.40)	(2.92)	(2.61)
Realized Price(1)	50.27	46.91	50.69	46.83
Royalties, net of ARTC	(9.71)	(11.90)	(10.80)	(11.21)
Production expenses	(4.62)	(4.10)	(5.05)	(4.14)
Field netback	35.95	30.91	34.83	31.48
Facility income	1.05	0.59	0.92	0.57
Interest income	0.00	-	0.01	0.02
General and administrative, cash portion	(1.66)	(1.25)	(1.34)	(1.22)
Elimination of the Executive Bonus Plan	(3.14)	-	(1.59)	-
Interest and financing and other	(1.49)	(0.92)	(1.33)	(0.93)
Current and large corporations tax	(0.07)	(0.28)	(0.12)	(0.31)
	$ 30.64	$ 29.04	$ 31.38	$ 29.61
Funds flow from operations/ field netback	85%	94%	90%	94%
Royalty rate (before hedging settlements and net of transportation system charges)	22%	24%	22%	23%

(1) Net of settlements for financial hedging instruments and transportation system charges

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	2006	2005
Funds flow from operations ($ thousands)				
Cash flow from operating activities	26,146	23,798	53,180	48,541
Reclamation costs	285	-	285	-
Net change in non-cash working capital items	1,557	3,638	3,212	5,704
	27,988	27,436	56,677	54,245

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Overall Performance

Focus acquired Profico Energy Management Ltd. ("PEML") effective June 27, 2006 in a significant transaction which combined the assets, ownership base and staff of the two organizations. Focus has substantially increased its production base, development drilling inventory and the overall strength of the organization. In addition, we have expanded the unitholder base, Board of Directors and liquidity in the marketplace.

Natural gas prices continued to be volatile and further weaken during the second quarter of 2006. The AECO reference price of natural gas has dropped from a high of $11.43 in the fourth quarter of 2005 to $7.50 in the first quarter of 2006 and to $6.04 for the second quarter of 2006. Focus continues to utilize a price protection program to reduce the volatility of commodity prices and the corresponding funds flow from operations. During the second quarter of 2006, the longer term physical delivery sales contracts and financial hedging contracts for natural gas resulted in approximately $7.3 million of additional revenue and a realized natural gas price higher by $1.71 per mcf.

Funds flow from operations for the second quarter were $28.0 million or $0.70 per unit compared with $28.7 million or $0.77 per unit for the first quarter of 2006. This change resulted primarily from a nine percent decrease in the realized natural gas price and the cost of eliminating the Executive Bonus Plan, largely offset by a lower effective royalty rate and lower production expenses.

Second quarter funds flow from operations of $28.0 million plus debt and working capital were used to fund $28.7 million in distributions declared to unitholders, $2.7 million of capital expenditures for field operations and $0.7 million for reclamation. Of the distributions declared, $7.8 million were related to the June 30, 2006 distribution payable for trust units and exchangeable partnership units issued on June 27 in connection with the acquisition. Financial results reported of the acquired assets for the four days from June 27 to June 30 included funds flow from operations of $1.1 million and capital expenditures of $0.9 million.

Focus had a relatively quiet quarter in terms of capital expenditures due to break-up, wet weather and a concentration on the corporate acquisition. Two natural gas wells (2.0 net) were drilled at Pouce Coupe and six natural gas wells (6.0 net) were drilled at the new Shackleton property.

Business Acquisition

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement which was approved by both the unitholders of Focus and the shareholders of PEML.

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As a result of the acquisition:

- Production more than doubles from approximately 10,000 BOE/d to 24,500 BOE/d. The Shackleton and Southwest Saskatchewan properties acquired include approximately 14,500 BOE/d of production weighted 98 percent towards natural gas. These assets are highly concentrated in two core areas and are characterized by high working interest, operated production with a dominant land position.

- With the acquisition, Focus production will be weighted 89 percent natural gas, three percent natural gas liquids and eight percent crude oil.

- An expanded capital program going forward is centered on development drilling opportunities at Shackleton in Saskatchewan and Tommy Lakes in British Columbia, and will be conducted on a year-round basis.

- The acquisition of approximately $1.1 billion, before asset retirement obligations and future tax, is financed 82 percent through the issuance of equity and 18 percent through debt. The equity issued on June 27, 2006 in connection with this transaction is 30.8 million trust units and 10.0 million exchangeable partnership units.

- The remaining $200 million was financed through debt, bringing debt and working capital to $297.5 million at June 30, 2006. On a go-forward basis we expect that the debt-to-funds-flow ratio will be in the 1.0 to 1.3 range, based on forecast volumes, capital programs and distributions. In connection with the acquisition, Focus increased its syndicated bank credit facility to $350 million.

- Reflecting the new production base and level of capital programs of the Trust, Focus has strengthened the organization with the addition of personnel in all areas of the Trust. General and administrative expenses increase accordingly; however, general and administrative expenses on a per BOE basis are lower due to increases in production and overhead recoveries.

- Focus remains committed to long-term sustainability, value creation through development drilling and maintaining a strong financial position.

With respect to the reported results for June 30, 2006:

- Income and funds flow from operations reported for the acquired assets are for the period of June 27 to June 30. On this basis, the 2006 Q2 results of Focus include 589 BOE/d of production, a field netback of $1.1 million and capital expenditures of $0.9 million.

- The funds flow from operations of PEML for the period of June 1 to June 26 was recorded as a deduction in the purchase price of the acquisition.

- Associated with the acquisition, the former shareholders of PEML received trust units and exchangeable partnership units on June 27. These trust units and exchangeable partnership units were eligible for the distribution to unitholders of record June 30, 2006 and received $7.8 million in distributions.

Seasonality of Operations

Prior to the acquisition in June 2006, most of the natural gas properties

of Focus were in areas of British Columbia which were only accessible by road in the winter. This included Tommy Lakes and Kotcho-Cabin. These areas represented approximately 70 percent of our production and the majority of the Trust's capital program. Seasonality resulted in capital expenditures, overhead recoveries and utilization of bank credit facilities being highest in the first and fourth quarters of the year. In addition, higher production volumes, revenue and royalties were reported in Q1 and production expenses were higher in the first and fourth quarters when the properties were accessible.

With the acquisition in June 2006, seasonality will still be a factor, but not nearly to the extent that it has been historically. Winter access issues, especially for the Tommy Lakes winter development program and some environmentally sensitive areas within Shackleton, will continue to impact the operating results of Focus.

Production

2006 Q2 compared with 2006 Q1:

- Average natural gas production reported for the quarter increased four percent as the impact of the acquisition offset production at Tommy Lakes coming off flush production. The acquisition averaged an estimated 78.2 Mmcf per day for the four-day period included in our 2006 Q2 results, and added 3,439 mcf per day to average production for the quarter.

- During the quarter plant turnarounds impacted Tommy Lakes and Sylvan Lake production which reduced average volumes for the quarter by approximately 500 BOE per day.

- The four percent decrease in oil production continues to reflect the natural decline of these properties and limited capital investment in oil properties during the period. The acquisition added approximately 294 bbls per day of heavy oil, which increased average production for the quarter by 13 bbls per day.

2006 Q2 compared with 2005 Q2:

- Average natural gas production was essentially unchanged at 46.8 Mmcf per day in Q2 2006 and Q2 2005. Production declines in the Kotcho-Cabin, Sylvan Lake and Tommy Lakes areas were offset by production increases in Medicine Hat and the acquisition late in the quarter. Tommy Lakes volumes were negatively impacted by a major turnaround in Q2 2006. The natural gas wells at Tommy Lakes from this past winter's drilling program were brought on stream in January and February this year compared with February and March in the prior year. As a result, average production for Tommy Lakes was higher than the prior year in Q1 2006 and lower in Q2 2006. Focus continues to direct its investment towards its low decline longer life properties.

- Oil production has decreased 13 percent from 1,779 bbls per day in Q2 2005 to 1,550 bbls per day in Q2 2006 due to natural decline and limited investment.

Pricing and Price Risk Management

Natural Gas Pricing to June 30, 2006

- Focus had a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) higher than standard heat content of our natural gas at 1.16 GJ's

per mcf;

b) a high proportion of natural gas delivered to British Columbia markets which receives a lower price;

c) a high proportion of natural gas transportation system charges in British Columbia which have a higher charge;

d) the difference between how the physical gas is sold during the period versus the AECO daily average.

- Realized natural gas price compared to AECO daily reference price to June 30, 2006:

Realized Price Per Mcf	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
AECO daily average (CDN$/mcf)	$ 6.04	$ 7.37	$ 6.77	$ 7.13
Plus: heat content adjustment(1)	0.60	0.69	0.67	0.67
Less: differential to B.C. markets(1)	(0.47)	(0.19)	(0.40)	(0.16)
Less: transportation system charges(1)	(0.65)	(0.53)	(0.63)	(0.58)
Adjust: timing of actual gas sales(1)	0.14	(0.04)	0.09	(0.05)
Price before price protection	5.65	7.30	6.50	7.01
Impact of longer term physical sales contracts	0.42	0.10	0.49	0.37
Financial hedging settlements	1.29	-	(0.65)	-
Realized price per mcf	$ 7.36	$ 7.40	$ 7.63	$ 7.38

(1) Included in differential reported in Operations Summary table

Natural Gas Pricing after June 30, 2006

- With the acquisition effective June 27, 2006, the composition of natural gas production for Focus changes considerably. This is a result of approximately 80 Mmcf per day of natural gas from the acquired properties in Saskatchewan which have a lower heat content, an AECO equivalent price and lower transportation system charges.

  As a result, the overall average Focus heat content will be reduced to about 1.06 GJ's per mcf, the market differential per mcf will be reduced to negative $0.20 and average transportation system charges are reduced to $0.32 per mcf.

- Natural gas reference prices decreased further in the second quarter of 2006 due to continued mild winter weather conditions and anticipated high natural gas storage levels. The average AECO daily reference price per mcf for natural gas was $6.04 during the second quarter of 2006 compared with $7.50 for the first quarter of 2006 and $11.43 for the fourth quarter of 2005. The average AECO daily reference price in June was $5.84 per mcf.

- Focus' realized natural gas price in the second quarter of 2006 was four percent lower than the second quarter of 2005 and seven percent lower than the first quarter of 2006.

- During the second quarter of 2006, the price protection program of Focus reduced some of the volatility in natural gas prices and increased the realized price received by $1.71 per mcf. During the quarter, 11 percent of natural gas was sold under forward physical sales contracts and resulted in natural gas sales of $1.8 million higher than if the natural gas had been sold based on the AECO daily reference price. A further 49 percent of natural gas production was hedged with financial instruments. The impact of the financial instrument settlements was receiving $5.5 million for the second quarter of 2006.

- On a year-to-date basis, price protection through physical delivery contracts and financial instruments increased revenue approximately $9.3 million and increased the realized price for natural gas by $1.14 per mcf. This compares with a gain of $0.4 million, or $0.37 per mcf, for the first six months of 2005.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $73.08 per barrel for the second quarter of 2006 versus $54.66 for the comparable period in 2005 as a result of a 20 percent increase in the crude oil reference price and a reduction in the hedging cost for the period.

- During the second quarter of 2006 the differential between the sales price of our light crude oil compared with the WTI reference price stated in Canadian dollars narrowed from $8.02 per barrel in the first quarter of 2006 to $1.49 per barrel, which is more in line with the average historic differential.

- Crude oil prices remained robust in the second quarter of 2006 and there was a hedging cost of $0.6 million, or $4.11 per barrel, for the second quarter of 2006. This compares with a cost of $0.3 million, or $2.14 per barrel, in the first quarter of 2006 and a $1.5 million cost, or $9.64 per barrel, for the second quarter of 2005.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices and assist in maintaining sustainable distributions.

- A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values as at August 8, 2006 is contained in Notes 11 and 12 of the notes to the interim financial statements and summarized below.

Price Protection at August 8, 2006 (volume and reference price)	2006		2007			
	Q3	Q4	Q1	Q2	Q3	Q4
Natural gas						
Mmcf/d	61.3	80.2	80.0	14.2	14.2	4.8
CDN$/mcf	$ 8.43- $ 8.69	$ 8.50- $ 8.56	$ 8.62	$ 8.24	$ 8.24	$ 8.24

Crude oil

bbls/d	700	700	-	-	-	-
CDN$/bbl	$ 62.73- $ 68.44	$ 62.73- $ 68.44	-	-	-	-

- These amounts reflect the heat content of 1.06 GJ per mcf for our natural gas after the acquisition.

Production Revenue

- Production revenue for the second quarter of 2006 was $48.7 million compared with $48.1 million for the first quarter of 2006.

- The one percent increase compared to the first quarter of 2006 resulted from increases in realized prices for crude oil and natural gas liquids, plus increased natural gas production offsetting a seven percent decline in realized natural gas prices. Natural gas revenue of $34.1 million during the quarter included approximately $7.3 million from price protection through physical delivery contracts and financial instruments.

- Natural gas represented 70 percent of production revenue for the second quarter. Weighting towards natural gas will increase further as the full impact of acquired natural gas volumes is reflected in the third and fourth quarters of 2006, and from higher natural gas production volumes partially offset by a decrease in crude oil volumes. Focus has steadily increased its weighting of volumes to natural gas and natural gas liquids with acquisitions and through development programs which primarily target natural gas opportunities.

- Revenue for the second quarter of 2006 is four percent higher than the second quarter of 2005 with higher realized prices for crude oil and natural gas liquids offsetting reduced volumes of crude oil and natural gas. Natural gas volume and realized price were comparable for the second quarter of 2006 and the second quarter of 2005.

Production Expenses

	2006		2005				2004	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production expenses per BOE	$4.62	$5.50	$4.61	$3.56	$4.10	$4.19	$3.76	$3.31

- Production expenses for the second quarter of 2006 were $4.62 per BOE compared with $5.50 per BOE for the first quarter of 2006 and $4.10 for the second quarter of 2005. Our guidance for 2006 production expenses per BOE remains at $3.50 to $4.00 for the full yearly average in 2006, and $3.25 to $3.75 for the third and fourth quarters of 2006.

- Higher production expenses during the second quarter of 2006 compared with the second quarter of 2005 are largely the result of major facility turnarounds at our Sylvan Lake and Tommy Lakes properties, plus well maintenance in the Red Earth area.

- In general, production expenses in 2006 have experienced price pressures in response to high activity levels in the sector, competition for services and higher energy costs.

General and Administrative Expenses

(thousands)	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Cash G&A expenses	$ 2,071	$ 1,619	$ 3,921	$ 3,236
Overhead recoveries	(553)	(434)	(1,496)	(1,008)
Total cash G&A expenses	1,518	1,185	2,425	2,228
Non-cash G&A expense(1)	422	372	804	734
Trust Unit Rights Plan expense(2)	333	193	665	397
Net G&A reported	$ 2,273	$ 1,750	$ 3,894	$ 3,359
Cash-based G&A per BOE	$ 1.66	$ 1.25	$ 1.34	$ 1.22
Net reported G&A per BOE	$ 2.49	$ 1.85	$ 2.16	$ 1.83

(1) Gross general and administrative expenses for the first six months of 2006 include $1.6 million related to the Executive Bonus Plan (Q1 and Q2 2005 - $1.5 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates. The Executive Bonus Plan has ended June 30, 2006.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 9 of the notes to interim financial statements.

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Cash-based general and administrative expenses were $1.66 per BOE for the second quarter of 2006 compared with $1.02 per BOE for the first quarter of 2006 and $1.25 per BOE in the second quarter of 2005.

Cash-based general and administrative expenses for the first six months of 2006 were $1.34 per BOE compared with $1.22 per BOE for the first six months of 2005. The increase in general and administrative expenses is attributable to increased cost of personnel, rent and corporate costs.

With the acquisition in late June, Focus increased its organizational strength with the addition of personnel in all areas of the Trust as required by the expanded production base, capital programs and corporate requirements. Staffing has increased from 18 to 24 in the field and from 32 to 45 in the office.

Notwithstanding that Focus is growing in size and general and administrative expenses are correspondingly higher, the forecast is that general and administrative expenses per BOE will decline in the remainder of the year. This decline is due to the significant increase in the production base of Focus and additional overhead recoveries from operated properties. The forecast is for cash general and administrative expenses per BOE to be $1.10 to $1.40 for the third and fourth quarters of 2006, and for the 2006 average to be $1.25 to $1.50.

Elimination of The Executive Bonus Plan

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the

Trust and be more comparable with the standard industry compensation framework for a trust of this size. This was primarily due to the fact that the Executive Bonus Plan established at the inception of the Trust would have resulted in a disproportionate increase in executive compensation when compared to the increase in distributable cash available to unitholders. The new compensation plan will result in both short and longer term cash savings, promote retention of personnel and align management compensation with unit price. The new compensation arrangement is based on industry standard salaries, bonuses and levels of trust unit appreciation rights.

As part of the change to compensation arrangements, the Executive Bonus Plan was eliminated. The Executive Bonus Plan had been created at the inception of the Trust in 2002 and paid bonuses to individuals half in trust units and half in cash to pay the associated taxes. This Plan was useful in appropriately compensating 18 key individuals in such a way that built ownership in the Trust and was completely aligned with creating unitholder value.

In eliminating the Executive Bonus Plan, $3.0 million is being paid to the participants in the Plan. Half was paid at the end of June 2006 and the remainder will be paid on July 1, 2007. In addition, participants will receive, in aggregate, an additional 495,600 trust unit appreciation rights.

The financial statements for the three months ended June 30, 2006 recognize the full $3.0 million amount, of which $2,871,856 was allocated to general and administrative expenses and $128,144 was allocated to production expenses.

Interest and Financing Expenses

Interest and financing expenses increased from $1.0 million in the first quarter of 2006 to $1.4 million in the second quarter of 2006 due to additional debt associated with the business acquisition near the end of the quarter and increased interest rates. Outstanding bank debt at the end of the quarter increased to $246.0 million at June 30, 2006 from $99.0 million at March 31, 2006.

Interest and financing expenses increased from $0.9 million in the second quarter of 2005 to $1.3 million in the second quarter of 2006 commensurate with higher debt balances and higher interest rates.

Depletion and Depreciation

Depletion and depreciation recorded for the second quarter of 2006 is based on using a depletion and depreciation rate for April 1 to June 26 which does not include the acquisition, and a rate for the period of June 27 to June 30 which does include the acquisition.

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the period of April 1 to June 26 increased $0.10 to $11.86 per BOE ($15.31 per BOE, including the exchangeable share impact) compared to $11.76 per BOE ($15.39 per BOE, including the exchangeable share impact) in the first quarter of 2006. This rate reflects the specific oil and gas properties owned by the Trust prior to the acquisition, incorporates the results of independent reserve reports dated December 31, 2005 and includes capital expenditures for the first quarter of 2006 on assets other than the acquired assets.

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the period of June 27 to June 30 was $23.97 per BOE ($27.42 per BOE, including the exchangeable share impact) reflecting the acquisition of PEML.

Asset Retirement Obligation

The asset retirement obligation increased $14.9 million from $15.5 million at March 31, 2006 to $30.4 million at June 30, 2006. The

increase reflects $14.6 million in additional liabilities associated with the acquisition and new drilling activity, plus accretion expense net of actual reclamation expenses. A continuity schedule for the six months ended June 30, 2006 and June 30, 2005 is contained in Note 4 of the notes to consolidated financial statements.

Income and Other Taxes

Income and other taxes include a future income tax recovery of $10.4 million in the second quarter of 2006 compared to a recovery of $1.9 million in the second quarter of 2005. The recovery of future income tax results from a reduction in federal and Alberta income tax rates in 2006, distributions to unitholders which transfers taxable income from the Trust to individual unitholders and from the depletion associated with accounting for exchangeable shares.

Effective January 1, 2006 the federal large corporations tax has been eliminated. This legislation was passed into law on June 22, 2006. The Q1 2006 accrual for $0.2 million has been recovered in Q2 2006.

Capital Expenditures

Capital expenditures for field operations in the second quarter of 2006 were $2.7 million. Our most active area during the quarter was Pouce Coupe, where we spent $1.4 million for the drilling of two (2.0 net) successful Montney gas wells. These two wells are being completed and tied in during the third quarter. Also included in our capital expenditures for the period is $0.9 million of spending on the newly acquired Saskatchewan properties. This spending was for the drilling and completion of six (6.0 net) Milk River gas wells at Shackleton during the four-day period from the effective date of the PEML arrangement on June 27 until quarter end.

Capital expenditures for the balance of 2006 are expected to be in the range of $45 to $50 million. The remaining capital program will involve the drilling of approximately 185 gross wells, consisting of 150 wells at Shackleton, a 23 well program at Medicine Hat, three to five wells at Red Earth/Loon Lake, three wells at Sylvan Lake and the first three to five wells of our winter drilling program at Tommy Lakes. The Shackleton, Red Earth/Loon Lake and Sylvan Lake programs are all currently under way. Our Medicine Hat program is expected to take place in the Fall, while our Tommy Lakes program will commence in December, assuming normal early winter weather conditions materialize.

Liquidity and Capital Resources

As at June 30, 2006 Focus had a working capital deficiency of $55.4 million compared with working capital deficiency of $5.0 million at December 31, 2005 and working capital deficiency of $0.5 million at June 30, 2005. The working capital deficiency has increased from year end due to the working capital deficiency of $41.6 million assumed in the PEML acquisition and increased distributions payable resulting from the issuance of 30.8 million trust units and 10.0 million exchangeable partnership units at the end of June 2006. The working capital deficiency assumed with the PEML acquisition is related to accrued income taxes and accrued payables associated with their capital programs to June 26, 2006. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, settlement of accrued income taxes, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at June 30, 2006 was $242.0 million compared with $87.5 million at December 31, 2005 and $88.5 million at June 30, 2005. With respect to the increase of $154.5 million in long-term debt from year end, $142.6 million was for funding of the acquisition and $11.9 million results from payments for distributions, capital expenditures and reclamation

activities being greater than funds flow received for the period.

Focus has a $350 million revolving syndicated credit facility among four financial institutions and a $15 million demand operating line of credit at June 30, 2006. The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to a review by the lenders.

Long-term debt plus the working capital deficiency increased from total debt of $92.5 million at December 31, 2005 to total debt of $297.4 million at June 30, 2006. This increase of $204.9 million during the first six months of 2006 primarily resulted from the following factors:

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- Funds flow from operations of $56.7 million plus debt and working capital were used to fund $49.6 million in distributions declared to unitholders, $27.0 million invested in capital expenditures for field operations, and $1.2 million of contributions to the reclamation fund and reclamation costs. The result of these regular activities of the Trust was an increase in debt and working capital deficiency of $21.1 million.

  For the distributions declared, $7.8 million in distributions were related to the June 30, 2006 distribution payable for trust units and exchangeable partnership units issued on June 27 in connection with the acquisition. Financial results reported of the acquired assets for the four days from June 27 to June 30 included funds flow from operations of $1.1 million and capital expenditures of $0.9 million.

- With respect to the acquisition, Focus paid $199.8 million and obtained net working capital of $15.7 million for a net change in debt and working capital deficiency of $184.1 million.

- Proceeds were $0.5 million from the issuance of equity pursuant to the exercise of trust unit appreciation rights.

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Central to Focus' business strategy is the concept of sustainability where the sum of capital expenditures and distributions is equal to funds flow from operations. With the weakening in natural gas prices during the first half of 2006, long-term debt and working capital deficiency increased $13.3 million from regular operations (excluding the acquisition and the $7.8 million in distributions payable to securities issued on June 27, 2006 in connection with the acquisition).

As the forward strip price for natural gas has weakened significantly during the second quarter, there has been a correspondingly large reduction in expected future funds flow from operations, which prompted an examination of capital programs and distribution levels. Capital programs were examined and stress tested at a flat $5.00 per GJ natural gas price. Based on the depth and quality of drilling opportunities, Focus announced on July 12, 2006 that in order to adhere to the business strategy of sustainability, capital programs were being maintained and sustainability was being managed through a reduction in distributions.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 30 to 40 percent of funds flow on an annual basis. Capital expenditures, including acquisitions, above this level will be financed through a combination of funds flow, debt and equity by issuing units from treasury.

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Capitalization Table

(thousands except per-unit amounts)	June 30, 2006	December 31, 2005
Long-term debt	$ 242,000	$ 87,500
Plus: working capital deficiency	55,450	5,018

Total debt	$ 297,450	$	92,518
Units outstanding and issuable for exchangeable shares and exchangeable partnership units	78,358		37,456
Market price	$ 23.65	$	25.72
Market capitalization	$ 1,853,184	$	963,368
Total capitalization	$ 2,150,634	$	1,055,886
Total debt as a percentage of total capitalization	13.8%		8.8%
Total debt to funds flow from operations(1)	1.0 to 1.3		0.8

(1) Reported results to June 30, 2006 include the debt associated with the acquisition, but do not fully reflect the volumes and funds flow from operations associated with the acquired assets. It is expected that the ratio of debt to funds flow from operations will be within a range of 1.0 to 1.3 depending upon the price of natural gas.

2006 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2006	January 31, 2006	February 15, 2006	$0.19
February 24, 2006	February 28, 2006	March 15, 2006	$0.19
March 29, 2006	March 31, 2006	April 17, 2006	$0.19
April 26, 2006	April 30, 2006	May 15, 2006	$0.19
May 29, 2006	May 31, 2006	June 15, 2006	$0.19
June 28, 2006	June 30, 2006	July 17, 2006	$0.19
July 27, 2006	July 31, 2006	August 15, 2006	$0.16
August 29, 2006	August 31, 2006	September 15, 2006	$0.16(x)
September 27, 2006	September 30, 2006	October 16, 2006	$0.16(x)

(x) estimated

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Focus declared distributions of $1.14 per unit in respect of January to June 2006 production at a rate of $0.19 per unit per month for the six-month period. In recent months the forward strip price for natural gas has been very volatile and weakened significantly. On July 12, 2006 the Trust announced that the distributions in respect of July to September production would be at a rate of $0.16 per month. This reduction in the distribution rate reflects Focus' commitment to a business strategy of sustainability. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

Exchangeable partnership units receive a cash distribution equal to the cash distribution declared for each Focus unit.

Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures. The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units.

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Payout Ratio	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006

Funds flow from operations (thousands)	$27,988	$56,677
Funds flow from operations per Total Unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	$ 0.70	$ 1.47
Distributions per unit declared	$ 0.57	$ 1.14
Payout ratio - per-unit basis	82%	78%
Cash distributions declared to unitholders and holders of exchangeable partnership units; exchangeable shares do not receive cash distributions (thousands)(1)	$28,719	$49,655
Payout ratio - dollar basis(1)	103%	88%

(1) Cash distributions for the three months ended June 30, 2006 included $7.8 million paid on July 17, 2006 to the former shareholders of PEML in connection with the acquisition. Funds flow from operations recorded for the acquired assets for the period of June 27 to June 30, 2006 was approximately $1.1 million.

PEML had funds flow from operations in respect of June production greater than the $7.8 million in distributions declared. Focus reported funds flow from operations of $1.1 million and the remainder associated with the period of June 1 to June 26 was recorded as a deduction in the purchase price of the acquisition.

Excluding the $7.8 million of payments to former PEML shareholders at the end of June and the $1.1 million of funds flow from operations associated with the acquired properties, the payout ratio would have been 79 percent for the second quarter of 2006 and 75 percent for the six months ended June 30, 2006.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 14 of the notes to interim financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;

- estimated capital expenditures on projects that are in progress;

- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;

- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

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The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2005 Annual Report MD&A and the "Risk Factors" section of the Trust's 2005 Annual Information Form dated March 30, 2006 for a detailed assessment.

Outlook - 2006

The following chart summarizes Focus' 2006 outlook.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

For the remainder of 2006, Focus will continue its active drilling and development program on the significant development opportunities on its major properties, principally at Shackleton in Saskatchewan and at Tommy Lakes in British Columbia. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

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Summary of 2006 Expectations	Q3 and Q4 2006	2006 Full Year Average
Production	22,750 - 23,750 BOE/d	16,250 - 17,250 BOE/d
Weighting to natural gas	89%	85%
Production expenses per BOE	$3.25 - $3.75	$3.50 - $4.00
Cash G&A expenses per BOE	$1.10 - $1.40	$1.25 - $1.50
Capital expenditures - field	$47 million	$74 million
Payout ratio	55% - 65%	60% - 70%
Approximate taxable portion of distributions	100%	100%
Funds from operations/ net debt	1.0 to 1.3x	1.0 to 1.3x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these

results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.

- Many of the key natural gas areas of Focus from August 2002 to June 2006 were only accessible by road in the winter. This included the Tommy Lakes area, which was very significant from a production and development program perspective during that period. Please refer to the "Seasonality of Operations" section for additional information.

- Prior to June 2006, Focus completed major acquisitions at Tommy Lakes in April 2004 and Medicine Hat in September 2004. The Tommy Lakes acquisition was financed by the issuance from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.

- Effective June 27, 2006 Focus acquired a private company for $1,091 million, excluding asset retirement obligations and future tax. This acquisition had a significant impact on the operations of the Trust with production increasing approximately 140%, an expanded capital program that will be conducted on a year-round basis and a strengthened organization. The acquisition was financed with the issuance of 40.8 million trust units or exchangeable partnership units and the payment of $199.8 million from bank credit facilities. Please refer to the "Business Acquisition" section for additional information.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1
FINANCIAL						
Oil and gas revenues, before royalties(1)	48,663	48,146	52,315	48,790	46,583	43,981
Funds flow from operations	27,988	28,688	32,350	29,773	27,436	26,809
Per unit - basic	$0.70	$0.77	$0.86	$0.80	$0.73	$0.72
Cash distributions per trust unit	$0.57	$0.57	$0.54	$0.52	$0.48	$0.48
Payout ratio (per-unit basis)	82%	74%	63%	65%	66%	67%
Net income(2)	21,873	16,778	17,858	17,573	14,682	13,351
Per unit - basic(2)	$0.57	$0.46	$0.49	$0.48	$0.40	$0.37
Capital expenditures	2,674	24,289	10,865	5,658	3,962	22,475
Acquisition expenditures, net	1,091,294	-	(33)	10,394	0	77
Long-term debt plus working capital	297,450	109,094	92,518	94,252	88,965	94,548
Total Trust Units - outstanding						

(000's)	78,359	37,521	37,456	37,418	37,339	37,290
OPERATIONS						
Average daily production						
Crude oil (bbls/d)	1,563	1,610	1,714	1,718	1,779	1,850
NGLs (bbls/d)	682	784	762	833	770	743
Natural gas (mcf/d)	46,753	45,137	42,629	44,910	46,997	43,575
BOE ((at) 6:1)	10,038	9,917	9,582	10,036	10,382	9,856

(thousands of dollars, except as indicated)	2004 Q4	Q3
FINANCIAL		
Oil and gas revenues, before royalties(1)	39,233	37,979
Funds flow from operations	23,241	21,926
Per unit - basic	$0.63	$0.59
Cash distributions per trust unit	$0.48	$0.45
Payout ratio (per-unit basis)	77%	76%
Net income(2)	14,545	10,508
Per unit - basic(2)	$0.41	$0.30
Capital expenditures	11,325	1,528
Acquisition expenditures, net	1,190	18,580
Long-term debt plus working capital	81,158	75,235
Total Trust Units - outstanding (000's)	37,223	37,094
OPERATIONS		
Average daily production		
Crude oil (bbls/d)	1,903	1,932
NGLs (bbls/d)	724	776
Natural gas (mcf/d)	43,080	44,903
BOE ((at) 6:1)	9,807	10,191

(1) Restated at December 31, 2004 to break out the transportation system charges separately (increases revenue and records this new expense)

(2) Restated at June 30, 2005 with new accounting policy EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts"

Consolidated Balance Sheets (unaudited)

(thousands)	June 30, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 3	$ 4,696
Accounts receivable	38,145	21,065
Prepaid expenses and deposits	3,824	1,952
	41,972	27,713
Petroleum and natural gas properties and equipment (note 3)	1,334,910	430,865
Goodwill (note 3)	464,177	5,100
Reclamation fund	3,608	2,711
	$ 1,844,667	$ 466,389
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 78,590	$ 26,127
Cash distributions payable	14,743	6,604
Current bank debt	4,090	-
	97,423	32,731
Long-term debt (note 5)	242,000	87,500
Asset retirement obligation (note 4)	30,400	15,090
Future income taxes (note 3)	341,963	81,634
	711,786	216,955
NON-CONTROLLING INTEREST		
Exchangeable shares (note 6)	4,512	4,131
UNITHOLDERS' EQUITY		
Unitholders' capital (note 7)	919,525	244,426
Exchangeable partnership units (note 8)	218,500	-
Contributed surplus	1,606	1,135
Accumulated income	(11,262)	(258)
	1,128,369	245,303
Commitments and contingencies (note 14)		
	$ 1,844,667	$ 466,389

See Notes to Consolidated Financial Statements

Approval on behalf of the Board of Directors:

(signed)
STUART G. CLARK
Director

(signed)
JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (Deficit)
(unaudited)

	Three Months Ended	Six Months Ended

(thousands except per-unit amounts)	June 30, 2006	2005	June 30, 2006	2005
Revenue				
Production revenue	$ 48,663	$ 46,583	$ 96,809	$ 90,564
Royalties	(8,991)	(11,375)	(19,765)	(20,766)
Alberta Royalty Tax Credit	125	130	259	238
Facility income	960	553	1,667	1,043
Interest income	2	-	10	15
	40,759	35,891	78,980	71,094
Expenses				
Transportation system charges	2,746	2,267	5,271	4,776
Production	4,217	3,871	9,128	7,592
General and administrative	2,273	1,750	3,894	3,359
Elimination of the Executive Bonus Plan (note 10)	2,872	-	2,872	-
Interest and financing	1,357	871	2,395	1,695
Depletion and depreciation	15,082	13,606	28,818	26,536
Accretion of asset retirement obligation	520	204	784	404
	29,067	22,569	53,162	44,362
Income before income taxes	11,692	13,322	25,818	26,732
Income and other taxes				
Future income tax reduction	(10,458)	(1,940)	(13,605)	(2,548)
Current and large corporations tax	62	261	212	559
	(10,396)	(1,679)	(13,393)	(1,989)
Non-controlling interest - exchangeable shares	215	319	560	688
Net income for the period	21,873	14,682	38,651	28,033
Accumulated income (deficit), beginning of period	(4,416)	136,845	(258)	123,494
Cash distributions	(28,719)	(148,378)	(49,655)	(148,378)
Accumulated income (deficit), end of period	$ (11,262)	$ 3,149	$ (11,262)	$ 3,149

Net income per unit (note 13)				
Basic	$ 0.57	$ 0.40	$ 1.03	$ 0.77
Diluted	$ 0.55	$ 0.40	$ 1.01	$ 0.76

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
(thousands)	2006	2005	2006	2005
Operating activities				
Net income for the period	$ 21,873	$ 14,682	$ 38,651	$ 28,033
Add non-cash items:				
Non-controlling interest - exchangeable shares	215	319	560	688
Non-cash general and administrative expenses (notes 7 and 9)	756	565	1,469	1,132
Depletion and depreciation	15,082	13,606	28,818	26,536
Accretion on asset retirement obligation	520	204	784	404
Future income tax recovery	(10,458)	(1,940)	(13,605)	(2,548)
Reclamation costs	(285)	-	(285)	-
Net change in non-cash working capital items	(1,557)	(3,638)	(3,212)	(5,704)
	26,146	23,798	53,180	48,541
Financing activities				
Unit issue costs	(140)	-	(140)	-
Proceeds from exercise of unit appreciation rights	38	75	461	361
Increase in long-term debt	143,000	3,475	154,500	13,975
Cash distributions paid	(20,960)	(17,436)	(41,515)	(34,748)
	121,938	(13,886)	113,306	(20,412)
Investing activities				
Capital asset additions	(2,674)	(3,962)	(26,963)	(26,512)
Acquisition expenditures	(142,500)	-	(142,500)	(2)
Reclamation fund contributions, net of costs	(450)	(492)	(897)	(1,000)

Net change in non-cash working capital items	(2,462)	(4,149)	(819)	696
	(148,086)	(8,603)	(171,179)	(26,818)
Increase (decrease) in cash and cash equivalents during the period	(2)	1,309	(4,693)	1,311
Cash and cash equivalents, beginning	5	46	4,696	44
Cash and cash equivalents, ending	$ 3	$ 1,355	$ 3	$ 1,355

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

JUNE 30, 2006 AND 2005 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Pursuant to the terms of a net profits interest agreement (the "NPI Agreement"), the Trust is entitled to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd., Focus BC Trust and FET Energy Ltd., wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to the NPI Agreement.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable

amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

FET Energy Ltd. is a subsidiary of the Trust. Under a Plan of Arrangement with Profico Energy Management Ltd. ("PEML") dated June 26, 2006, FET Energy Ltd. became the successor company to PEML through amalgamation on June 27, 2006. FET Energy Ltd., through its interest in a partnership, is engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures, prior to the acquisition of properties from PEML, are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months. The properties acquired from PEML allow year-round access which will reduce the significance of the seasonality of operations for the Trust.

Effective January 1, 2005, the Trust has presented accumulated income net of accumulated cash distributions paid or payable to unitholders on the balance sheet.

(thousands)	2006	2005
Accumulated income, before cash distributions	$ 225,608	$ 151,527
Accumulated cash distributions	(236,870)	(148,378)

Balance as at June 30	$	(11,262) $	3,149

3. BUSINESS ACQUISITION

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement with PEML. On June 26, 2006, the unitholders of the Trust and the shareholders of PEML voted to approve resolutions to effect the Plan of Arrangement by which security holders of PEML received a total of 5.17 Focus Energy Trust units and/or Focus Limited Partnership exchangeable units and $25.12 cash for each PEML common share and the Trust received the assets and assumed the liabilities of PEML for total consideration of $1,091.3 million.

This amount consisted of the issuance of 30,802,799 Focus Energy Trust units, 9,999,992 Focus Limited Partnership exchangeable units and $199.8 million in cash and transaction costs. Both the Trust and Partnership units have a fair value of $21.85 per unit. The Board of Directors approved the Information Circular dated May 25, 2006 with respect to the Plan of Arrangement on May 24, 2006.

The Trust's aggregate consideration for the acquisition of PEML consists of the following:

Consideration for the acquisition:

($ thousands)

Trust units issued	673,041
Exchangeable partnership units issued	218,500
Cash	198,253
Transaction costs	1,500
	1,091,294

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration of the PEML acquisition.

Allocation of purchase price:

($ thousands)

Cash acquired	55,800
Net working capital	(41,819)
Petroleum and natural gas properties and equipment	904,754
Fair value of risk management contracts	1,679
Goodwill	459,077
Asset retirement obligation	(14,570)
Future income taxes	(273,627)
	1,091,294

Effective June 27, 2006, the results from the assets purchased from PEML have been included in the consolidated financial statements of the Trust. Components of the purchase price are estimates and preliminary and may change as final information becomes available.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $84.8 million which will be incurred between 2006 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)		June 30, 2006		June 30, 2005
Balance, beginning of period	$	15,090	$	11,461
Accretion expense		784		404
Development activity and change in estimates		241		356
Acquisition of PEML assets		14,570		-
Settlement of liabilities		(285)		(167)
Balance, end of period	$	30,400	$	12,054

5. LONG-TERM DEBT

As at June 30, 2006 the Trust has a $350 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a two-year amortization period. In addition, the Trust has a $15.0 million demand operating line of credit. At June 30, 2006, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at June 30, 2006 is approximately 5.25% percent.

The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of 8 1/3 percent commencing 15 months after the term date and the remaining 75 percent at the end of the term.

6. NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to June 30, 2006, a total of 23,751 exchangeable shares were converted into 33,128 trust units at exchange ratios prevailing at the time. At June 30, 2006, the exchange ratio was

1.41974 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The Company may redeem all but not less than all of the outstanding exchangeable shares at any time when the aggregate number of issued and outstanding exchangeable shares is less than 1,000,000. The Company will, at least 45 days prior to any redemption date, provide the registered holders with written notice of the prospective redemption. The redemption price is equal to that described previously. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

Exchangeable Shares of FET Resources Ltd.	Number of Shares 2006	Number of Shares 2005	Consideration (thousands) 2006	Consideration (thousands) 2005
Balance as at January 1	560,218	977,346	$ 4,131	$ 4,934
Net income attributable to non-controlling interest	-	-	392	688
Exchanged for trust units	(23,751)	(374,928)	(179)	(1,972)
Balance as at June 30	536,467	602,418	$ 4,344	$ 3,650

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement with Storm Energy Inc. in 2002, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

Trust Units of Focus Energy Trust	Number of Units 2006	Number of Units 2005	Consideration (thousands) 2006	Consideration (thousands) 2005
Balance as at January 1	36,687,167	35,973,651	$ 244,426	$ 230,478
Issued pursuant to Plan of				

Arrangement with PEML(i)	30,802,799	-	673,041	-
Issued on conversion of exchangeable shares(ii)	33,128	489,461	776	10,194
Issued pursuant to the Executive Bonus Plan(iii)	31,253	33,195	767	674
Exercise of Unit Appreciation Rights(iv)	42,750	44,000	730	557
Balance as at June 30, 2006	67,597,097	36,540,307	$ 919,740	$ 241,903

(i) Issued pursuant to Plan of Arrangement with PEML at a fair value of $21.85 per trust unit

(ii) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(iii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such Plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iv) Exercise of Unit Appreciation Rights includes cash consideration of $461,000 (2005 - $361,228) and contributed surplus credit of $269,350 (2005 - $195,396).

8. EXCHANGEABLE PARTNERSHIP UNITS

The exchangeable partnership units of Focus Limited Partnership are convertible after January 1, 2007 into trust units, at the option of the holder, on a one-for-one basis. Cash distributions equal to the distribution paid to Trust unitholders are paid to the holders of the exchangeable partnership units.

The Board of Directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date.

The exchangeable partnership units are entitled to vote on Focus matters with Trust unitholders through the Special Voting Unit. The exchangeable partnership units are not listed on any stock exchange and are not transferable.

Exchangeable Partnership Units of Focus Energy Trust	Number of Units		Consideration (thousands)	
	2006	2005	2006	2005
Balance, beginning of period	-	-	-	-
Issued pursuant to Plan of Arrangement with PEML	9,999,992	-	$ 218,500	-
Balance as at June 30, 2006	9,999,992	-	$ 218,500	-

The exchangeable partnership units were issued at a fair value of $21.85 per unit.

9. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights, but the number of units reserved for issuance upon the exercise of rights shall not at any time exceed five percent of the aggregate number of issued and outstanding units of the Trust and including the number of units which may be issued on the exchange of the outstanding exchangeable shares. To June 30, 2006 a total of 270,000 units had been issued pursuant to the exercise of rights under the Plan, and 1,755,000 units are reserved for issuance under the Plan. With respect to the 1,755,000 units reserved for issuance under the Plan, a total of 1,313,850 rights have been granted.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant. Rights granted under the Plan subsequent to May 2006 have a life of four years and vest equally over a three-year period commencing on the first anniversary of the grant.

	2006		2005	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,311,100	$ 12.52	1,113,100	$ 11.78
Granted	89,500	$ 24.61	83,000	$ 19.83
Exercised	(42,750)	$ 10.78	(44,000)	$ 8.21
Cancelled	(44,000)	$ 19.48	(26,500)	$ 14.46
Before reduction of exercise price	1,313,850	$ 13.16	1,125,600	$ 12.45
Reduction of exercise price	-	$ (1.05)	-	$ (0.93)
Balance as at June 30	1,313,850	$ 12.11	1,125,600	$ 11.52

- The average exercise price at the grant date is $16.32.

- The average contractual life of the rights outstanding is 2.82 years.

- The number of rights exercisable at June 30, 2006 is 307,500.

- The average fair value at the grant date for the six months ended June 30, 2006 is $6.49.

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $332,843 and $664,718 for the quarter and six months ended June 30, 2006. The Trust recorded non-cash compensation expense of $193,021 and $397,403 for the quarter and six months ended June 30, 2005.

10. ELIMINATION OF THE EXECUTIVE BONUS PLAN

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard compensation framework within the sector.

In eliminating the Executive Bonus Plan, $3.0 million is being paid to the participants in the Plan. Half was paid at the end of June 2006 and the remainder will be paid on July 1, 2007. In addition, participants will receive, in aggregate, an additional 495,600 trust unit appreciation rights.

11. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at June 30, 2006. The fair market value of the contracts outstanding at June 30, 2006, which have no book value, would have resulted in a net payment to the Trust of $13.5 million.

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil	300 bbls	$ 72.97 Cdn	WTI	July 2006 - December 2006
	400 bbls	$55.05-65.05 Cdn	WTI	July 2006 - December 2006
Natural gas	7,000 GJ	$ 7.75-8.78 Cdn	AECO	July 2006 - October 2006
	7,000 GJ	$ 8.75-10.02 Cdn	AECO	July 2006 - October 2006
	6,000 GJ	$ 10.65 Cdn	AECO	July 2006 - October 2006
	7,000 GJ	$ 11.51 Cdn	AECO	November 2006 - March 2007
	6,000 GJ	$ 9.50-10.80 Cdn	AECO	November 2006 - March 2007
	13,000 GJ	$ 9.32 Cdn	AECO	November 2006 - March 2007
	10,000 GJ	$ 9.30 Cdn	AECO	November 2006 - March 2007
	10,000 GJ	$ 9.28 Cdn	AECO	November 2006 - March 2007

Subsequent to quarter end, financial contracts were modified or added. At August 8, 2006 the following financial contracts were

outstanding.

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil	300 bbls	$ 72.97 Cdn	WTI	July 2006 - December 2006
	400 bbls	$55.05-65.05 Cdn	WTI	July 2006 - December 2006
Natural gas	7,000 GJ	$ 7.75-8.78 Cdn	AECO	July 2006 - October 2006
	7,000 GJ	$ 8.75-10.02 Cdn	AECO	July 2006 - October 2006
	6,000 GJ	$ 10.65 Cdn	AECO	July 2006 - October 2006
	3,000 GJ	$ 5.13 Cdn	AECO	August 2006 - October 2006
	6,000 GJ	$ 8.01 Cdn	AECO	August 2006 - March 2007
	20,000 GJ	$ 7.66 Cdn	AECO	August 2006 - March 2007
	7,000 GJ	$ 9.00 Cdn	AECO	August 2006 - March 2007
	13,000 GJ	$ 9.32 Cdn	AECO	November 2006 - March 2007
	11,000 GJ	$ 8.73 Cdn	AECO	November 2006 - March 2007
	15,000 GJ	$ 7.77 Cdn	AECO	April 2007 - October 2007

12. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at June 30, 2006, which have no book value, would have resulted in a net payment to the Trust of $3.7 million.

Physical Contracts	Daily Quantity	Contract Price	Term
Natural gas - fixed price	3,000 GJ	$ 8.67 Cdn	July 2006 - October 2006
	3,000 GJ	$ 8.30 Cdn	July 2006 - October 2006
	12,500 GJ	$ 7.31 Cdn	August 2006 - March 2007(x)
	10,000 GJ	$ 6.77 Cdn	August 2006 - March 2007(x)
	5,000 GJ	$10.32 Cdn	November 2006 - March 2007

(x) contract entered into subsequent to June 30, 2006

13. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units and exchangeable partnership units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan, include exchangeable shares converted at the average exchange ratio and include exchangeable partnership units.

Basic per-unit calculations for the three-month period ended June 30 are based on the weighted average number of trust units and exchangeable partnership units outstanding in 2006 of 38,573,537 (2005 of 36,379,498). Basic per-unit calculations for the six-month period ending June 30 are based on the weighted average number of

trust units and exchangeable partnership units outstanding in 2006 of 37,651,345 (2005 of 36,236,368).

Diluted calculations for the three-month period ended June 30 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 518,289 (2005 of 497,809) and 761,285 exchangeable shares (2005 of 1,162,700) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts. Diluted calculations for the six-month period ended June 30 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 515,835 (2005 of 496,796) and 766,185 for exchangeable shares (2005 of 1,049,627) converted at the average exchange rate.

Supplementary cash flow information for the three months ended June 30:

(thousands)	2006	2005
Interest paid	$ 4,196	$ 1,583
Interest received	$ 9	$ 6
Taxes paid	$ 928	$ 520
Cash distributions paid	$ 41,515	$ 34,748

14. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2006	2007-2008	2009-2010	2011 and thereafter
Office premises	2,496	225	1,215	1,056	-
Operating leases	576	358	218	-	-
Mineral and surface leases(2)	22,907	1,872	8,414	8,414	4,207
Transportation and processing	31,093	13,003	12,700	2,487	2,903
Asset retirement obligations(3)	30,400	343	559	899	28,599
Total contractual obligations	87,472	15,801	23,106	12,856	35,709

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 11 and 12.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2006 to 2011 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2011 have not been included in the table but would continue at the same yearly rate if there were no change to the

underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

>>

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

Focus Energy Trust units trade on the TSX under the symbol FET.UN and the exchangeable shares of FET Resources Ltd. trade on the TSX under the symbol FTX.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer Or Bill Ostlund, Vice President, Finance and Chief Financial Officer, Focus Energy Trust, Suite 3300, 205 - 5 Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone: (403) 781-8409, Fax: (403) 781-8408/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 05:00e 10-AUG-06

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE AUGUST 15, 2006

Calgary, August 1, 2006 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.42790 to 1.43485. Such increase will be effective on August 15, 2006.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
July 31, 2006	1.42790	$0.16	$23.0160	0.00695	August 15, 2006	1.43485

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

82-34761

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES Q3 DISTRIBUTIONS

Calgary, July 12, 2006 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the third quarter of 2006 at monthly distributions of $0.16 per trust unit. Further, Focus has declared a distribution of $0.16 per trust unit to be paid on August 15, 2006 in respect of July production, for unitholders of record on July 31, 2006. The ex-distribution date is July 27, 2006.

Record Date	Ex-Distribution Date	Distribution Payment Date	Distribution per Unit
July 31	July 27, 2006	August 15, 2006	$0.16
August 31	August 29, 2006	September 15, 2006	$0.16 (*)
September 30	September 27,2006	October 16, 2006	$0.16 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

Focus adheres to a business strategy of sustainability where the sum of capital expenditures and distributions is equal to cash flow. As the forward strip for natural gas has weakened significantly over the last several months, there has been a correspondingly large reduction in expected future cash flow, which has prompted an examination of our capital programs and distribution levels. We have reviewed our capital programs in detail and stress tested their profitability at a flat $5.00/GJ gas price. All of our projects remain profitable under this gas price assumption. We have also reviewed the drilling inventory on both our existing Focus assets and the recently acquired Profico properties, and remain encouraged by the depth and quality of opportunities available to us. As a result of this analysis, we have elected to maintain our capital programs and manage sustainability by reducing distributions.

The Trust continues to supplement its hedging and physical forward sales portfolio in light of the weakness in natural gas prices. The following is a summary of Focus' current financial and physical forward sales arrangements.

Price Protection (volume and reference price)		2006		2007
		Q3	Q4	Q1
Natural gas	Mmcf/d	61.3	73.2	69.6
	CDN$/mcf	$8.43- $8.69	$8.43-$8.50	$8.53
	Heat content GJ/mcf	1.06	1.05	1.06
Crude oil	Bbls/d	700	700	-
	CDN$/bbl	$62.73-$68.44	$62.73-$68.44	-

The exchangeable shares of FET Resources Ltd. (FTX — TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOCUS ENERGY TRUST

FORM 51-102F3 - MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Focus Energy Trust
3300, 205 - 5th Avenue S.W.
Calgary, AB T2P 2V7

2. **Date of Material Change:**

June 27, 2006.

3. **News Release**

A press release disclosing the material change was issued through Canada Newswire on June 27, 2006.

4. **Summary of Material Change:**

On June 27, 2006 Focus Energy Trust ("Focus" or the "Acquiror") announced that it had completed the previously announced arrangement with Profico Energy Management Ltd. ("Profico") whereby Focus acquired the Shackleton and Southwest Saskatchewan properties of Profico by way of a plan of arrangement.

5. **Full Description of Material Change**

On June 27, 2006 Focus announced that it had completed the previously announced arrangement with Profico whereby Focus acquired the Shackleton and Southwest Saskatchewan properties of Profico by way of a plan of arrangement (the "Arrangement"). Under the terms of the Arrangement, Focus issued approximately 31 million trust units and approximately 10 million limited partnership units, exchangeable for trust units on a one-for-one basis, and paid approximately $92.8 million to Profico shareholders. In addition, Focus assumed approximately $83.5 million of net debt of Profico. Following completion of the Arrangement, the former shareholders of Profico own approximately 51% of the Focus trust units (calculated on a fully diluted basis).

Reserves Data and Other Oil and Gas Information

Reference is made to the statement of reserves data and other oil and natural gas information of Profico set forth on pages G-6 to G-18 of the joint information circular and proxy statement of Focus and Profico dated May 25, 2006 for information with respect to how the acquisition of the Shackleton and Southwest Saskatchewan properties of Profico pursuant to the Arrangement would have affected Focus' reserves data and other oil and gas information set forth on pages 13 to 27 and Schedules B and C of Focus' annual information form dated March 30, 2006 had such acquisition been completed on or before the effective date of the Focus reserves data and other oil and gas information.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable.

7. **Omitted Information:**

Not Applicable.

8. **Executive Officer:**

For further information, please contact Derek Evans, President and Chief Executive Officer of Focus Energy Trust at (403) 781-8405.

9. **Date of Report:**

July 5, 2006.

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE JULY 17, 2006

Calgary, July 4, 2006 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.41974 to 1.42790. Such increase will be effective on July 17, 2006.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
June 30, 2006	1.41974	$0.19	$23.2800	0.00816	July 17, 2006	1.42790

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES COMPLETION OF PLAN OF ARRANGEMENT WITH PROFICO ENERGY MANAGEMENT LTD.

Calgary, Alberta, June 27, 2006 — Focus Energy Trust ("Focus" or the "Trust") (FET.UN — TSX and FTX — TSX) is pleased to announce that it completed today the previously announced arrangement with Profico Energy Management Ltd. ("Profico") whereby Focus acquired the Shackleton and Southwest Saskatchewan properties of Profico by way of a plan of arrangement.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Focus Energy Trust:

Derek W. Evans
President & Chief Executive Officer

William D. Ostlund
Vice President Finance & Chief Financial Officer

Carol Knudsen
Manager, Investor Relations

Telephone: (403) 781-8409
Telecopier: (403) 781-8408

FOCUS ENERGY TRUST

Special Meeting of Unitholders of
Focus Energy Trust (the "Trust")

June 26, 2006

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

The approval of the arrangement (as more fully described below) and the amendment to the Trust's trust unit rights incentive plan were put to a vote by ballot and the election of additional directors of FET Resources Ltd. was put to a vote by show of hands at the special meeting of unitholders of the Trust:

	Outcome of Vote
1. The approval of the arrangement involving Focus Energy Trust, FET Acquisition Corp., Focus Commercial Trust, Focus Limited Partnership, FET Management Ltd., Focus Operating Partnership, Profico Energy Management Ltd. and the securityholders of Profico Energy Management Ltd.	**Passed** 24,150,661 (99.9%) Votes cast FOR 27,569 (0.1%) Votes AGAINST
2. The election of the following nominees as additional directors of FET Resources Ltd., to hold office until their successors are duly elected or appointed: Clayton H. Woitas, David P. O'Brien and Jeff S. Lebbert.	**Passed** The three nominees were elected as additional directors by a resolution passed by a majority of the votes cast by show of hands.
3. The approval of an amendment to the Trust's trust unit rights incentive plan to increase the maximum number of trust units issuable under such plan to 5% of the total issued and outstanding trust units of the Trust (including trust units issuable upon exchange of FET Exchangeable Shares and FLP B Units)	**Passed** 17,192,743 (71.1%) Votes cast FOR 6,985,487 (28.9%) Votes cast AGAINST

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES APPROVAL OF PLAN OF ARRANGEMENT WITH PROFICO ENERGY MANAGEMENT LTD.

Calgary, Alberta, June 26, 2006 — Focus Energy Trust ("Focus" or the "Trust") (FET.UN — TSX and FTX — TSX) is pleased to announce that unitholders of Focus and securityholders of Profico Energy Management Ltd. ("Profico") each approved today the previously announced plan of arrangement (the "Arrangement") whereby Focus will acquire the Shackleton and Southwest Saskatchewan properties of Profico, with 99.9% of the trust units voted at the Focus meeting voting in favour of the Arrangement and 100% of the securities voted at the Profico meeting voting in favour of the Arrangement. Additionally, Profico received today a final order of the Court of Queen's Bench of Alberta approving the Arrangement.

Focus unitholders also approved today the appointment of each of Mr. Clayton H. Woitas, Chairman, President and Chief Executive Officer of Profico; Mr. David P. O'Brien, Chairman of the Board of EnCana Corporation and the Royal Bank of Canada; and Mr. Jeff S. Lebbert, Vice President, Corporate Development of Profico as additional directors of the Focus board, joining Focus' existing six-member Board of Directors. In addition, Focus unitholders approved the amendment of Focus' trust unit rights incentive plan. Pursuant to the amendment, the maximum number of trust units issuable under Focus' rights incentive plan has been increased to 5% of the total issued and outstanding trust units (including trust units issuable upon exchange of outstanding exchangeable shares and exchangeable limited partnership units to be issued pursuant to the Arrangement). This amendment will enable Focus to carry out its compensation strategy which is weighted towards ownership of Focus trust units thereby aligning the interest of Focus employees with that of all Focus unitholders.

Under the terms of the Arrangement, Focus will issue up to 31 million trust units and up to 10 million limited partnership units, exchangeable for trust units on a one-for-one basis, and pay approximately $92.8 million to Profico shareholders. In addition, Focus will assume approximately $83.5 million of net debt of Profico. On completion of the Arrangement, the shareholders of Profico will own approximately 51% of the Focus trust units, calculated on a fully diluted basis. The details of the Arrangement are more fully described in the joint information circular of Focus and Profico dated May 25, 2006.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Focus Energy Trust:

Derek W. Evans
President & Chief Executive Officer

William D. Ostlund
Vice President Finance & Chief Financial Officer

Carol Knudsen
Manager, Investor Relations

Telephone: (403) 781-8409
Telecopier: (403) 781-8408

Forward-Looking Statements – Certain information set forth in this document contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

82-34761

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR JULY 17, 2006

Calgary, June 15, 2006 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of June production of Cdn. $0.19 per trust unit will be paid on July 17, 2006 to unitholders of record June 30, 2006. The ex-distribution date is June 28, 2006.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FORM 51-101F2

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

Report on Reserves Data

To the board of directors of Focus Energy Trust (the "Company"):

1) We have evaluated the Company's reserves data as at December 31, 2005. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2) The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society).

3) Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4) The following tables set forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue ($ thousands, before income taxes, 10% discount rate) Audited	Evaluated	Reviewed	Total
Paddock Lindstrom & Associates	January 19, 2006	Canada	0	586,836	0	586,836
McDaniel & Associates	February 2, 2006	Canada	0	117,941	0	117,941
Totals			0	704,777	0	704,777

5) In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6) We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7) Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

PADDOCK LINDSTROM AND ASSOCIATES, Calgary, Alberta, Canada

(signed) June 6, 2006.

D.H. Marshall, P. Eng. **Date**

McDANIEL AND ASSOCIATES, Calgary, Alberta, Canada

(signed) June 6, 2006

P.A. Welch, P. Eng. **Date**

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES MAILING OF JOINT INFORMATION CIRCULAR

Calgary, June 6, 2006 — Focus Energy Trust/FET Resources Ltd. ("Focus") (FET.UN — TSX and FTX — TSX) is pleased to announce that the Joint Information Circular and Proxy Statement (the "Circular") with respect to the previously announced business combination with Profico Energy Management Ltd. has been mailed to unitholders of record on May 26, 2006. The Circular contains the detailed Plan of Arrangement and is available on SEDAR (www.sedar.com) as well as on the Focus website (www.focusenergytrust.com). The special meeting of Focus unitholders to vote on the Plan of Arrangement will be held on June 26, 2006 in the Conference Centre, Lower Level, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time).

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

June 1, 2006

Alberta Securities Commission (via SEDAR)
British Columbia Securities Commission (via SEDAR)
Saskatchewan Securities Commission (via SEDAR)
Manitoba Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
Autorite des Marches Financiers (via SEDAR)
New Brunswick Securities Commission (via SEDAR)
Nova Scotia Securities Commission (via SEDAR)
Prince Edward Island Securities Commission (via SEDAR)
Newfoundland Securities Commission (via SEDAR)

Dear Sirs:

RE: Focus Energy Trust
Special Meeting
To Be Held on June 26, 2006

In our capacity as the Agent for Focus Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the Special meeting materials which were mailed to the unitholders of Focus Energy Trust on May 30, 2006.

We trust this is satisfactory.

Yours truly,

"signed by"
June Lam
Officer, Income Trusts

Cc: Focus Energy Trust
Attn: Mr. Bill Ostlund

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF FOCUS ENERGY TRUST **("TRUST")**
OF	)	THE SPECIAL MEETING OF UNITHOLDERS
ALBERTA	)	TO BE HELD ON JUNE 26, 2006

I, JUNE LAM, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON MAY 30, 2006, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS WHO WERE THE REGISTERED UNITHOLDERS OF THE TRUST WITH RESPECT TO THE ABOVE NOTED ANNUAL GENERAL MEETING; **COPIES OF EXHIBIT "A" THROUGH "D" AS NOTED BELOW**.

   (a) A copy of the NOTICE OF MEETING marked EXHIBIT "A" and identified by me;

   (b) A copy of the JOINT INFORMATION CIRCULAR AND PROXY STATEMENT marked EXHIBIT "B" identified by me;

   (c) A copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) A PROXY RETURN ENVELOPE marked EXHIBIT "D" and identified by me;

3. I FURTHER CONFIRM THAT COPIES OF EXHIBIT "A" THROUGH "C" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON MAY 30, 2006 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 30TH DAY OF MAY, 2006

"PHILIP MENARD"
COMMISSIONER FOR OATHS IN AND FOR
THE PROVINCE OF ALBERTA
My commission expires on March 4, 2007

"Signed"
June Lam

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE JUNE 15, 2006

Calgary, June 1, 2006 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.41162 to 1.41974. Such increase will be effective on June 15, 2006.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
May 31, 2006	1.41162	$0.19	$23.4085	0.00812	June 15, 2006	1.41974

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

INSTRUMENT OF PROXY FOR HOLDERS OF TRUST UNITS OF FOCUS ENERGY TRUST

FOR THE SPECIAL MEETING OF FOCUS ENERGY TRUST
TO BE HELD ON JUNE 26, 2006

The undersigned holder ("**Unitholder**") of trust units ("**Focus Units**") of Focus Energy Trust ("**Focus**") hereby appoints Derek Evans, President and Chief Executive Officer of FET Resources Ltd. ("**FET Resources**") of Calgary, Alberta, or, failing him, William Ostlund, Vice-President, Finance and Chief Financial Officer of FET Resources, of Calgary, Alberta, **or instead of either of the foregoing,** ____________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the "**Focus Meeting**") of holders of trust units of Focus, to be held on June 26, 2006 at 10:00 a.m. (Calgary time) in the Conference Centre, Lower Level, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Focus Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below. Capitalized terms referred to herein and not otherwise defined have the same meaning as in the Information Circular (as defined below).

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Focus Units represented by this Instrument of Proxy in the following manner **(check (✓) the appropriate box)**:

1. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) passing, with or without variation, a resolution, the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated May 25, 2006 (the "**Information Circular**") of Focus and Profico Energy Management Ltd. ("**Profico**") to an arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta) and all transactions contemplated thereby, all as more particularly described in the Information Circular; and

2. **FOR** ☐ or **WITHHOLD VOTING** ☐ (and, if no specification is made, FOR) electing Clayton H. Woitas, David P. O'Brien and Jeff S. Lebbert, as additional directors of FET Resources Ltd.;

3. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) approval of certain amendments to Focus' trust unit rights incentive plan to increase the maximum number of Focus Units issuable under such plan to 5% of the total issued and outstanding Focus Units (including Focus Units issuable upon exchange of FET Exchangeable Shares and FLP B Units).

4. to transact such further and other business as may properly be brought before the Focus Meeting or any adjournment thereof.

Upon any amendment or variation of the above matters or any other matter that may be properly brought before the Focus Meeting or any adjournment thereof, the proxyholder will have the discretion to act in such manner as such proxyholder, in such proxyholder's sole judgment, may determine. **This Instrument of Proxy is solicited on behalf of the management of FET Resources. The Focus Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters will be voted as directed above or, if no direction is given, will be voted "FOR" the above matters.**

Each unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a unitholder, to attend and to act for and on the behalf of such unitholder at the Focus Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the unitholder's appointee(s) should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this _____ day of _____________, 2006.

____
(Signature of Unitholder)

____
(Name of Unitholder - Please Print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the trust units are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

4. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

5. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and deposited with Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, by 4:30 p.m. (Calgary time) on the last business day prior to the date of the Focus Meeting or any adjournment thereof.

FOCUS ENERGY TRUST

NOTICE OF SPECIAL MEETING OF THE UNITHOLDERS OF

FOCUS ENERGY TRUST

to be held June 26, 2006

and

Profico ENERGY MANAGEMENT LTD.

NOTICE OF SPECIAL MEETING OF THE SECURITYHOLDERS OF

PROFICO ENERGY MANAGEMENT LTD.

to be held June 26, 2006

and

NOTICE OF PETITION

TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

JOINT INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

PROFICO ENERGY MANAGEMENT LTD., SPUR RESOURCES LTD. AND THE SECURITYHOLDERS OF PROFICO ENERGY MANAGEMENT LTD.

and

with respect to a

PLAN OF ARRANGEMENT

involving

FOCUS ENERGY TRUST, FET ACQUISITION CORP., FOCUS COMMERCIAL TRUST, FOCUS LIMITED PARTNERSHIP, FET MANAGEMENT LTD., FOCUS OPERATING PARTNERSHIP, PROFICO ENERGY MANAGEMENT LTD. AND THE SECURITYHOLDERS OF PROFICO ENERGY MANAGEMENT LTD.

MAY 25, 2006

TABLE OF CONTENTS

APPENDICES

PROFICO ENERGY MANAGEMENT LTD.

May 25, 2006

Dear Securityholders:

You are invited to attend a special meeting (the "**Profico Meeting**") of the holders ("**Profico Securityholders**") of common shares ("**Profico Shares**") and options to purchase Profico Shares ("**Profico Options**") (collectively, the "**Profico Securities**") of Profico Energy Management Ltd. ("**Profico**") to be held in the Conference Centre, Lower Level, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta on June 26, 2006, at 8:30 a.m. (Calgary time). At the Profico Meeting, you will be asked to consider, among other things, a proposed plan of arrangement (the "**Spur Arrangement**") involving Profico, Spur Resources Ltd. ("**Spur**") and the Profico Securityholders and a proposed plan of arrangement (the "**Focus Arrangement**") involving Focus Energy Trust ("**Focus**"), FET Acquisition Corp. ("**AcquisitionCo**"), Focus Commercial Trust ("**FCT**"), FET Management Ltd. (the "**General Partner**"), Focus Limited Partnership ("**FLP**"), Focus Operating Partnership (the "**Operating Partnership**"), Profico and the holders of Profico Shares. The Spur Arrangement and the Focus Arrangement, if approved, will occur sequentially and are collectively referred to as the "**Arrangement**".

Focus, AcquisitionCo and Profico entered into an arrangement agreement dated April 23, 2006 (as amended and restated on May 24, 2006) (the "**Arrangement Agreement**") which was unanimously approved by the board of directors of Profico and the board of directors of FET Resources Ltd. ("**FET Resources**") (on behalf of Focus). Pursuant to the Focus Arrangement set out therein, Focus will indirectly acquire all of the issued and outstanding Profico Shares in exchange for approximately $199.1 million in cash (including net proceeds after adjustments with Focus from the sale of the NorthSask Assets (as defined in the accompanying joint information circular and proxy statement) of approximately $106.3 million) and 41 million trust units ("**Focus Units**") of Focus, or if requested by eligible holders of Profico Shares, 31 million Focus Units and 10 million limited partnership units of FLP ("**FLP B Units**"), which are exchangeable for no additional consideration into Focus Units on a one-for-one basis.

Under the Arrangement, holders of Profico Shares will receive: (i) $25.12 in cash; (ii) 5.17 Focus Units or 5.17 FLP B Units, subject to the maximum number of FLP B Units issuable; (iii) 1.0 Spur Share (as defined herein); and (iv) 1.0 Spur Arrangement Warrant (as defined herein), for each 1.0 Profico Share held.

Holders of Profico Shares who are residents, not exempt from tax under Part I of the *Income Tax Act* (Canada) and not in the United States, are entitled to elect to receive FLP B Units or a combination of Focus Units and FLP B Units, instead of the Focus Units issuable to them pursuant to the Arrangement. There will, however, be a maximum of 10 million FLP B Units issued under the Arrangement. If requests for FLP B Units exceed this maximum, FLP B Units will be prorated among those electing. The FLP B Units are intended to be, to the greatest extent practicable, the economic and voting equivalent of Focus Units, being entitled to the same monthly cash distributions as a Focus Unit and being entitled to vote on Focus matters with holders of Focus Units through a special voting right. **The FLP B Units are not and will not be listed on any stock exchange, are not transferable, except in certain limited circumstances, are not exchangeable until after January 1, 2007 and are redeemable by Focus on or after January 8, 2017 and earlier in certain circumstances.** The election by a holder of Profico Shares to acquire FLP B Units may have income tax or other consequences to that shareholder which are not described in the enclosed materials and Profico provides no representation as to the tax consequences of such election. Any holder of Profico Shares considering the use of this election is urged to consult their own legal and tax advisors with respect to the consequences (tax or otherwise) associated with electing this alternative.

Immediately prior to the Focus Arrangement, Profico will complete the Spur Arrangement pursuant to which all of Profico's undeveloped lands in Alberta, and a portion of Profico's oil and natural gas properties and associated assets in southwest and central Saskatchewan, which are currently producing approximately 230 Boe/d, will be transferred to Spur. Holders of Profico Shares will receive 1.0 common share ("**Spur Share**") and 1.0 share purchase warrant

(the "**Spur Arrangement Warrant**") of Spur for each Profico Share. Each Spur Arrangement Warrant will entitle the holder to acquire one (1) Spur Share at an exercise price of $1.818 per share, for a period of 30 days following the effective date of the Arrangement (the "**Effective Date**"). As part of the Spur Arrangement, Spur will complete a private placement (the "**Spur Management Private Placement**") comprised of 4,950,500 units, each unit consisting of 1.0 Spur Share and 1.0 share purchase warrant ("**Spur Warrant**") to Spur's management and employees at a price of $1.212 per unit for total proceeds of $6.0 million. The Spur Warrants will entitle the holder to purchase 1.5 Spur Shares at a price of $1.818 per whole Spur Share for a period of three years. The Spur Shares and Spur Warrants issued pursuant to the Spur Management Private Placement will be subject to a two year escrow. An additional 6.1 million Spur Shares will be issued to Spur directors and service providers pursuant to a private placement (the "**Spur Service Providers Private Placement**") at a price of $1.818 per share for total proceeds of $11 million.

The Profico Board has accelerated the vesting of all of the Profico Options which would otherwise vest upon the Arrangement becoming effective pursuant to the Arrangement Agreement. Holders of Profico Options who exercise their Profico Options prior to the Effective Date will participate in the Spur Arrangement and the Focus Arrangement on the same basis as holders of Profico Shares. Pursuant to the terms of the Profico Options, holders of Profico Options also have the right to require Profico to purchase their Profico Options at a price per Profico Option equal to the difference between $155.00 and the exercise price for such option. All of our directors and officers have agreed to the repurchase and cancellation of their Profico Options. Profico Options that have not been exercised prior to the Arrangement will receive cash, Focus Units (or, if elected, a combination of Focus Units and FLP B Units), Spur Shares and Spur Arrangement Warrants based on the number of Profico Shares that would have been received by the holder if such Profico Options had been exercised prior to the Effective Time.

Focus and Profico believe that Profico's assets are well suited to Focus' existing strategy which emphasizes long-term sustainability based upon development of internal opportunities and strategic acquisitions with significant development potential. The Arrangement strengthens Focus operationally while maintaining a strong financial structure. As a result of the Arrangement, Focus is expected to add approximately 46.7 MMboe of proved plus probable reserves, a production base of approximately 14,500 Boe/d comprised of approximately 98% natural gas, over 344,000 net acres of undeveloped land and a multi-year drilling inventory of over 1,000 locations. Clayton H. Woitas, Jeff S. Lebbert, Margaret A. McKenzie and Spur have entered into non-competition agreements with Focus which provide that they will not compete with Focus or its affiliated entities in the Shackleton area of Saskatchewan for a period of 18 months from the Effective Date.

In addition the board of directors of FET Resources will be joined by Mr. Clayton H. Woitas, Chairman, President and Chief Executive Officer of Profico; Mr. David P. O'Brien, Chairman of the Board of EnCana Corporation and the Royal Bank of Canada; and Mr. Jeff S. Lebbert, Vice President, Corporate Development of Profico.

Focus Units presently trade on the Toronto Stock Exchange under the symbol "FET.UN". On April 24, 2006, Focus announced that the board of directors of FET Resources had reaffirmed Focus' distribution policy for the second quarter of 2006 at $0.19 per Focus Unit. If the Arrangement is completed on June 27, 2006 as currently scheduled, the first distribution the Profico Securityholders will be entitled to receive will be the distribution anticipated to be paid to holders of Focus Units of record on June 30, 2006, which is expected to be paid on July 17, 2006. If the Arrangement is not completed on or before June 30, 2006, the amount of cash payable to Profico Securityholders pursuant to the Arrangement will be increased by $0.9823 per Profico Share.

Spur will be a growth and exploration focused natural gas producer. The Spur team will be led by Clayton H. Woitas as Chairman and Ian Currie as President and Chief Executive Officer. In addition to Mr. Woitas and Mr. Currie, the Spur board of directors will be comprised of Theodore M. Hanlon, David P. O'Brien and Grant A. Zawalsky. Up to $17 million will be raised through the Spur Management Private Placement and Spur Service Provider Private Placement forming part of the Spur Arrangement. In addition, up to $14.5 million may be raised through the exercise of the Spur Arrangement Warrants which are being issued to the holders of Profico Shares and Profico Options pursuant to the Arrangement. Spur also expects to have a bank credit facility in place by September, 2006.

Spur will not be listed on any stock exchange. The Spur Shares, Spur Arrangement Warrants, Spur Warrants and the Spur Shares issuable upon exercise of the Spur Arrangement Warrants and the Spur Warrants will be subject to an indefinite hold period and Profico Securityholders will not be permitted to resell the Spur Shares, Spur

Arrangement Warrants, Spur Warrants and the Spur Shares issuable upon exercise of the Spur Arrangement Warrants and the Spur Warrants except in accordance with limited exemptions under applicable securities legislation and regulatory policy until expiry of the applicable hold period and compliance with the other requirements of applicable law.

The Arrangement must be approved by 66 2/3% of the holders of Profico Shares and the holders of Profico Options, voting together as a single class, at the Profico Meeting. Profico officers and directors who own approximately 31% of the outstanding Profico Shares (on a diluted basis), have agreed to vote in favour of the special resolution approving the Arrangement and related matters. In addition, the resolution approving the Focus Arrangement must be approved by a majority of the votes cast by Focus Unitholders, either in person or by proxy, at the Focus meeting called to consider the Focus Arrangement. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and all necessary regulatory approvals.

Tristone Capital Inc. ("**Tristone**") has provided an opinion to the board of directors of Profico that the consideration to be received pursuant to the Arrangement is fair, from a financial point of view, to the Profico Securityholders. **The board of directors of Profico has unanimously determined that the Arrangement is in the best interest of Profico and the Profico Securityholders, and has, based on (among other things) the fairness opinion of Tristone, unanimously determined that the Arrangement is fair, from a financial point of view, to Profico Securityholders, and has resolved unanimously to recommend approval of the Arrangement and the transactions contemplated thereby by the Profico Securityholders.**

This joint information circular and proxy statement contains a detailed description of the Arrangement, as well as detailed information regarding each of Profico, Focus and Spur. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Profico Meeting in person, please complete and deliver the applicable form of proxy, which are enclosed, in order to ensure your representation at the Profico Meeting.

Holders of Profico Shares should deposit with Valiant Trust Company a duly completed Letter of Transmittal and Election Form, a copy of which is enclosed with these materials, on or before 4:30 p.m. (Calgary time) on June 22, 2006. **Holders of Profico Shares who do not deposit those documents by that time or do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein will be deemed to have elected to receive only Focus Units (and not FLP B Units) in addition to the other consideration payable to them for their Profico Shares.**

The Spur Arrangement Warrants expire 30 days following the Effective Date of the Arrangement. If you hold your Profico Shares through a broker or other nominee, it is important that you act quickly and provide instructions to him or her as soon as possible to complete the Letter of Transmittal and Election Form. By instructing your nominee on a timely basis, you will also be able to exercise the Spur Arrangement Warrants within the 30-day time frame following the Effective Date of the Arrangement. Failure to provide these instructions on a timely basis will jeopardize your ability to receive the Spur Arrangement Warrants and exercise such warrants prior to their expiry.

On behalf of the board of directors of Profico, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees, who have worked very hard assisting us with this task and for providing their support for the proposed Arrangement. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Profico in the past will continue in respect of Spur and Focus should a favourable vote be obtained. We look forward to seeing you at the Profico Meeting.

Yours very truly,

(signed) *"Clayton H. Woitas"*
Clayton H. Woitas
President and Chief Executive Officer
Profico Energy Management Ltd.

FOCUS ENERGY TRUST

May 25, 2006

Dear Unitholders:

You are invited to attend a special meeting (the "**Focus Meeting**") of the holders ("**Focus Unitholders**") of trust units ("**Focus Units**") of Focus Energy Trust ("**Focus**") to be held in the Conference Centre, Lower Level, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, on June 26, 2006 at 10:00 a.m. (Calgary time). At the Focus Meeting, you will be asked to: (i) consider a proposed plan of arrangement (the "**Focus Arrangement**") involving Focus, FET Acquisition Corp. ("**AcquisitionCo**"), Focus Commercial Trust ("**FCT**"), FET Management Ltd. (the "**General Partner**"), Focus Limited Partnership ("**FLP**"), Focus Operating Partnership (the "**Operating Partnership**"), Profico Energy Management Ltd. ("**Profico**") and the shareholders of Profico; (ii) elect Mr. Clayton H. Woitas, Chairman, President and Chief Executive Officer of Profico; Mr. David P. O'Brien, Chairman of the Board of EnCana Corporation and the Royal Bank of Canada; and Mr. Jeff S. Lebbert, Vice President, Corporate Development of Profico, as additional directors of FET Resources Ltd. ("**FET Resources**"); and (iii) approve certain amendments to Focus' trust unit rights incentive plan (the "**Trust Unit Rights Incentive Plan**") to increase the maximum number of Focus Units issuable under such plan to 5% of the total issued and outstanding Focus Units (including Focus Units issuable upon exchange of FET Exchangeable Shares and FLP B Units, each as defined in the accompanying joint information circular and proxy statement).

Focus, AcquisitionCo and Profico entered into an arrangement agreement dated April 23, 2006 (as amended and restated on May 24, 2006) (the "**Arrangement Agreement**") which was unanimously approved by the board of directors of FET Resources (on behalf of Focus) and by the board of directors of Profico. Pursuant to the Focus Arrangement set out therein, Focus will indirectly acquire all of the issued and outstanding common shares of Profico ("**Profico Shares**") in exchange for approximately $199.1 million in cash (including net proceeds after adjustments with Focus from the sale of the NorthSask Assets (as defined in the accompanying joint information circular and proxy statement) of approximately $106.3 million) and 41 million Focus Units, or if requested by eligible holders of Profico Shares, 31 million Focus Units and 10 million limited partnership units of FLP ("**FLP B Units**"), which are exchangeable for no additional consideration into Focus Units on a one-for-one basis.

Focus and Profico believe that Profico's assets are well suited to Focus' existing strategy which emphasizes long-term sustainability based upon development of internal opportunities and strategic acquisitions with significant development potential. The Focus Arrangement strengthens Focus operationally while maintaining a strong financial structure. As a result of the Focus Arrangement, Focus is expected to add approximately 46.7 MMboe of proved plus probable reserves, a production base of approximately 14,500 Boe/d comprised of approximately 98% natural gas, over 344,000 net acres of undeveloped land and a multi-year drilling inventory of over 1,000 locations. Clayton H. Woitas, Jeff S. Lebbert, Margaret A. McKenzie and Spur have entered into non-competition agreements with Focus which provide that they will not compete with Focus or its affiliated entities in the Shackleton area of Saskatchewan for a period of 18 months from the completion of the Focus Arrangement. In addition the board of directors of FET Resources will be joined by Mr. Clayton H. Woitas, Chairman, President and Chief Executive Officer of Profico; Mr. David P. O'Brien, Chairman of the Board of EnCana Corporation and the Royal Bank of Canada; and Mr. Jeff S. Lebbert, Vice President, Corporate Development of Profico.

The resolutions approving the Focus Arrangement, electing additional directors and approving the amendments to the Trust Unit Rights Incentive Plan to be considered by Focus Unitholders must be approved by a majority of the votes cast by Focus Unitholders, either in person or by proxy, at the Focus Meeting. The Focus Arrangement must also be approved by 66 2/3% of the holders of Profico Shares. The Focus Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and all necessary regulatory approvals. Profico's officers and directors, who own approximately 31% of the outstanding Profico Shares (on a diluted basis) have agreed to vote in favour of the resolution approving the Arrangement and related matters.

Scotia Capital Inc. ("**Scotia Capital**") has provided an opinion to the special committee of the board of directors of FET Resources that the consideration payable by Focus pursuant to the Focus Arrangement is fair, from a financial

point of view, to Focus Unitholders. **The board of directors of FET Resources has determined that the Focus Arrangement is in the best interest of Focus and Focus Unitholders, and has, based on (among other things) the fairness opinion of Scotia Capital, determined that the Focus Arrangement is fair, from a financial point of view, to Focus Unitholders, and has resolved to recommend approval of the Focus Arrangement and the transactions contemplated thereby by Focus Unitholders.**

This joint information circular and proxy statement contains a detailed description of the Focus Arrangement, as well as detailed information regarding each of Profico, Focus and Spur. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Focus Meeting in person, please complete and deliver the form of proxy, which is enclosed, in order to ensure your representation at the Focus Meeting.

On behalf of the board of directors of FET Resources, I would like to express our gratitude to our unitholders for their support in respect of our decision to acquire Profico. The Profico assets represent a unique opportunity for us to continue to create value for our unitholders on a sustainable basis. We look forward to seeing you at the Focus Meeting.

Yours very truly,

(signed) *"Derek W. Evans"*
Derek W. Evans
President and Chief Executive Officer
FET Resources Ltd.

PROFICO ENERGY MANAGEMENT LTD.

NOTICE OF SPECIAL MEETING OF PROFICO SECURITYHOLDERS

to be held June 26, 2006

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated May 25, 2006, a special meeting (the "**Profico Meeting**") of the holders of common shares ("**Profico Shares**") of Profico Energy Management Ltd. ("**Profico**") and the holders of options to purchase Profico Shares ("**Profico Options**") (collectively the "**Profico Securityholders**") will be held in the Conference Centre, Lower Level, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta on June 26, 2006, at 8:30 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "**Profico Arrangement Resolution**"), the full text of which is set forth in Appendix B to the accompanying joint information circular and proxy statement dated May 25, 2006 (the "**Information Circular**"), to approve:

  (i) a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) (the "**ABCA**") involving Profico, Spur Resources Ltd. ("**Spur**") and the Profico Securityholders (the "**Spur Arrangement**"); and

  (ii) a plan of arrangement under section 193 of the ABCA involving Focus Energy Trust, FET Acquisition Corp., Focus Commercial Trust, Focus Limited Partnership, FET Management Ltd., Focus Operating Partnership, Profico and the holders of Profico Shares (the "**Focus Arrangement**"),

  (collectively, the "**Arrangement**"), all as more particularly described in the Information Circular;

(b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a stock option plan for Spur, all as more particularly described in the Information Circular; and

(c) to transact such further and other business as may properly be brought before the Profico Meeting or any adjournment thereof.

Specific details of the matters to be put before the Profico Meeting are set forth in the Information Circular.

Holders of Profico Options will only be entitled to vote upon the Arrangement. The Profico Securityholders will vote together as a single class of securities at the Profico Meeting in respect of the Profico Arrangement Resolution. Each Profico Share and each Profico Option (collectively, the "**Profico Securities**") entitled to be voted at the Profico Meeting will entitle the holder to one vote at the Profico Meeting.

The record date (the "**Profico Record Date**") for determination of Profico Securityholders entitled to receive notice of and to vote at the Profico Meeting will be the close of business on the day immediately prior to the date that this Notice of Meeting is given, which is expected to be May 29, 2006. Only Profico Securityholders whose names have been entered in the register of Profico Securityholders on the close of business on that date and holders of Profico Shares issued by Profico after the Profico Record Date and prior to the Profico Meeting will be entitled to receive notice of and to vote at the Profico Meeting, provided that, to the extent a holder of Profico Shares transfers the ownership of any Profico Shares after the record date and the transferee of those Profico Shares establishes ownership of such Profico Shares and demands, not later than 10 days before the Profico Meeting, to be included in the list of holders of Profico Shares eligible to vote at the Profico Meeting, such transferee will be entitled to vote those Profico Shares at the Profico Meeting.

A Profico Securityholder may attend the Profico Meeting in person or may be represented by proxy. Profico Securityholders who are unable to attend the Profico Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the Profico Meeting or any adjournment thereof. To be effective, the applicable proxy must be received by Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, by 4:30 p.m. (Calgary time) on the last business day prior to the date of the Profico Meeting or any adjournment thereof. Profico Securityholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy forms.

Registered holders of Profico Securities have the right to dissent with respect to the Profico Arrangement Resolution and, if the Profico Arrangement Resolution becomes effective, to be paid the fair value of their Profico Securities in accordance with the provisions of Section 191 of the ABCA and the Interim Order. A Profico Securityholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the ABCA is set forth in Appendix I to the accompanying Information Circular. A dissenting Profico Securityholder must send a written objection to the Profico Arrangement Resolution, which written objection must be received by Profico c/o its counsel, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C., by 4:00 p.m. on the business day immediately preceding the date of the Profico Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as amended by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Profico Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Profico Securities are entitled to dissent. Accordingly, a beneficial owner of Profico Securities desiring to exercise the right to dissent must make arrangements for the Profico Securities beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Profico Arrangement Resolution is required to be received by Profico or, alternatively, make arrangements for the registered holder of such Profico Securities to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 25th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF PROFICO ENERGY MANAGEMENT LTD.

(signed) *"Clayton H. Woitas"*
Clayton H. Woitas
President and Chief Executive Officer
Profico Energy Management Ltd.

FOCUS ENERGY TRUST

NOTICE OF SPECIAL MEETING OF FOCUS UNITHOLDERS

to be held June 26, 2006

NOTICE IS HEREBY GIVEN that a special meeting (the "**Focus Meeting**") of the holders ("**Focus Unitholders**") of trust units ("**Focus Units**") of Focus Energy Trust ("**Focus**"), will be held in the Conference Centre, Lower Level, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, on June 26, 2006 at 10:00 a.m, (Calgary time) for the following purposes:

(a) to consider and, if thought advisable, to pass, with or without variation, a resolution (the "**Focus Arrangement Resolution**"), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated May 25, 2006 (the "**Information Circular**") to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) (the "**Focus Arrangement**"), all as more particularly described in the Information Circular;

(b) to elect Clayton H. Woitas, David P. O'Brien and Jeff S. Lebbert, as additional directors of FET Resources Ltd. ("**FET Resources**");

(c) to approve certain amendments to Focus' trust unit rights incentive plan (the "**Trust Unit Rights Incentive Plan**") to increase the maximum number of Focus Units issuable under such plan to 5% of the total issued and outstanding Focus Units (including Focus Units issuable upon exchange of FET Exchangeable Shares and FLP B Units, each as defined in the Information Circular); and

(d) to transact such further and other business as may properly be brought before the Focus Meeting or any adjournment thereof.

Specific details of the matters to be put before the Focus Meeting are set forth in the Information Circular.

The record date (the "**Focus Record Date**") for determination of Focus Unitholders entitled to receive notice of and to vote at the Focus Meeting is May 26, 2006. Only Focus Unitholders whose names have been entered in the register of Focus Units on the close of business on the Focus Record Date will be entitled to receive notice of and to vote at the Focus Meeting. Holders of Focus Units who acquire Focus Units after the Focus Record Date will not be entitled to vote such Focus Units at the Focus Meeting.

Each holder of exchangeable shares ("**FET Exchangeable Shares**") of FET Resources on the Focus Record Date is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder's FET Exchangeable Shares. Only holders of FET Exchangeable Shares of record on the Focus Record Date are entitled to receive notice of, and to direct Valiant Trust Company regarding voting at, the Focus Meeting. The form of voting direction which accompanies this Information Circular is the means by which holders of FET Exchangeable Shares may authorize the voting of the voting rights associated with their FET Exchangeable Shares at the Focus Meeting. Valiant Trust Company will exercise each vote only as directed on the voting direction. **In the absence of instructions as to voting, Valiant Trust Company will not exercise these votes.** Holders of FET Exchangeable Shares may also instruct Valiant Trust Company to give a proxy entitling the holder or that holder's designee to vote personally the relevant number of votes. The procedures for holders of FET Exchangeable Shares to instruct Valiant Trust Company about voting at the Focus Meeting are explained in the document entitled "*Voting Direction for Holders of Exchangeable Shares of FET Resources Ltd.*" that has been provided to holders of FET Exchangeable Shares with this Information Circular. **To be effective, the voting direction must be received by Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, by 4:30 p.m. (Calgary time) on the last business day prior to the date of the Focus Meeting or any adjournment thereof.**

A Focus Unitholder may attend the Focus Meeting in person or may be represented by proxy. Focus Unitholders who are unable to attend the Focus Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the Focus Meeting or any adjournment thereof. To be effective, the proxy must be received by Valiant Trust Company at Suite 310,

606 – 4th Street S.W., Calgary, Alberta T2P 1T1, by 4:30 p.m. (Calgary time) on the last business day prior to the date of the Focus Meeting or any adjournment thereof.

Holders of Focus Units and FET Exchangeable Shares who are planning on returning the accompanying form of proxy or voting direction are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction.

Dated at the City of Calgary, in the Province of Alberta, this 25th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF FET RESOURCES LTD. on behalf of FOCUS ENERGY TRUST

(signed) *"Derek W. Evans"*
Derek W. Evans
President and Chief Executive Officer
FET Resources Ltd.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING, *INTER ALIA*, PROFICO ENERGY MANAGEMENT LTD., SPUR RESOURCES LTD. AND THE SECURITYHOLDERS OF PROFICO ENERGY MANAGEMENT LTD.

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING, *INTER ALIA*, FOCUS ENERGY TRUST, FET ACQUISITION CORP., FOCUS COMMERCIAL TRUST, FOCUS LIMITED PARTNERSHIP, FET MANAGEMENT LTD., FOCUS OPERATING PARTNERSHIP, PROFICO ENERGY MANAGEMENT LTD. AND THE SECURITYHOLDERS OF PROFICO ENERGY MANAGEMENT LTD.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "**Petition**") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "**Court**") on behalf of Profico Energy Management Ltd. ("**Profico**") with respect to a proposed arrangement (the "**Spur Arrangement**") under section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "**ABCA**"), involving *inter alia*, Spur Resources Ltd. ("**Spur**"), Profico and the holders of common shares ("**Profico Shareholders**") and options to purchase common shares of Profico (collectively, the "**Profico Securityholders**") and with respect to an arrangement (the "**Focus Arrangement**") under section 193 of the ABCA, involving *inter alia*, Focus Energy Trust, FET Resources Ltd., Profico, and the Profico Securityholders. The Spur Arrangement and the Focus Arrangement (collectively, the "**Arrangement**") are described in greater detail in the Joint Information Circular and Proxy Statement of Focus and Profico dated May 25, 2006, accompanying this Notice of Petition. At the hearing of the Petition, Profico intends to seek:

(a) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b) an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(c) an order declaring that the registered Profico Securityholders shall have the right to dissent in respect of Arrangement pursuant to the provisions of Section 191 of the ABCA, as modified by the interim order (the "**Interim Order**") of the Court dated May 25, 2006;

(d) a declaration that the Arrangement will, upon the filing of Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with their terms and will be binding on and after the Effective Date, as defined in the Arrangement; and

(e) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the *Securities Act of 1933*, as amended, of the United States of America with respect to the trust units of Focus, Class B partnership units of Focus Limited Partnership, the common shares of Spur and the common share purchase warrants of Spur and any other securities issued pursuant to the Arrangement (but, for greater certainty, not the common shares of of Spur issuable upon the exercise of the Spur common share purchase warrants to be issued pursuant to the Spur Arrangement).

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 26th day of June, 2006 at 1:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Profico Securityholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that

purpose. **Any Profico Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Profico, on or before noon (Calgary time) on June 19, 2006, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court.** Service on Profico is to be effected by delivery to the solicitors for Profico at the address set out below. If any Profico Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Profico and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Profico Securityholders for the purpose of such securityholders voting upon a resolution to approve the Arrangement and has directed that registered Profico Securityholders shall have the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Profico Securityholder or other interested party requesting the same by the under mentioned solicitors for Profico upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Attention: Daniel J. McDonald, Q.C.

DATED at the City of Calgary, in the Province of Alberta, this 25th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF PROFICO ENERGY MANAGEMENT LTD.

(signed) *"Clayton H. Woitas"*
Clayton H. Woitas
President and Chief Executive Officer
Profico Energy Management Ltd.

JOINT INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of each of Focus and Profico for use at the Meetings and any adjournments thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Profico Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Focus, AcquisitionCo, FCT, FLP, the General Partner and the Operating Partnership and any other affiliates of Focus contained in this Information Circular has been provided by Focus. Although Profico has no knowledge that would indicate that any of such information is untrue or incomplete, Profico does not assume any responsibility for the accuracy or completeness of such information or the failure by Focus to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Profico.

The information concerning Profico and Spur contained in this Information Circular has been provided by Profico. Although Focus has no knowledge that would indicate that any of such information is untrue or incomplete, Focus does not assume any responsibility for the accuracy or completeness of such information or the failure by Profico to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Focus.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "*Glossary of Terms*". Information contained in this Information Circular is given as of May 25, 2006 unless otherwise specifically stated.

Distributable Cash

This Information Circular contains information regarding cash distributions paid and declared and payable by Focus, as well as Focus' ongoing distribution policy assuming the Arrangement is effective. A return on an investment in Focus Units is not comparable to the return on an investment in a fixed income security. The recovery of an initial investment in Focus is at risk, and the anticipated return on such investment is based on many performance assumptions. Although Focus intends to make distributions of its available cash to Unitholders following completion of the Arrangement, these cash distributions may be reduced or suspended. **Cash distributions are not guaranteed.** The actual amount distributed will depend on numerous factors, including: the financial performance of Focus' affiliates, the debt obligations of Focus' affiliates, working capital requirements and future capital requirements. In addition, the market value of Focus Units may decline if Focus' cash distributions decline in the future, and any such market value decline may be material. It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "*Pro Forma Information of Focus Energy Trust after giving Effect to the Arrangement*" and "*Risk Factors*" included in or incorporated by reference into this Information Circular. See also "*Assessment of Business Risks*" in Focus' management's discussion and analysis for the year ended December 31, 2005. These sections also describe Focus and Profico's respective assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after tax return from an investment in Focus Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after tax return. Returns on capital are generally taxed as ordinary income, dividends or taxable capital gains in the hands of a Unitholder. Returns of capital are generally non-taxable (but reduce a Unitholder's ACB in Focus Units for tax purposes). Unitholders are advised to consult their own tax advisors with respect to the implications of the distinction discussed above in their own circumstances. See "*Certain Canadian Federal Income Tax Considerations*".

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements. Securityholders can identify many of these statements by looking for words such as "may", "believe", "expects", "will", "intends", "should", "plan", "predict", "potential", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof or other comparable terminology. These forward-looking statements include, without limitation, statements with respect to: the future financial position, business strategy, proposed acquisitions or dispositions, budgets, litigation, projected costs and plans and objectives of or involving Focus, AcquisitionCo, FCT, FLP, the General Partner, the Operating Partnership, Profico, Spur or any of their respective affiliates; amounts to be retained by Focus for growth; capital expenditures; the amount and timing of the payment of the distributions of Focus; payout ratios; access to credit facilities; capital taxes; income taxes; commodity prices; administration costs; commodity price risk management activity; components of cash flow and earnings; the timing of the Final Order; the Effective Date of the Arrangement; and the satisfaction of conditions for listing on stock exchanges and the timing thereof. Actual events or results may differ materially. Forward-looking statements are based on the estimates and opinions of Focus and Profico's management at the time the statements were made. In addition, forward-looking statements may include statements attributable to third party industry sources. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Information Circular. Although Focus and Profico believe that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, environmental risks, the inability to meet listing standards, the inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, competition from other industry participants, the lack of availability of qualified personnel or management, failure to realize the anticipated benefits of the Arrangement, stock market volatility, the inability to access sufficient capital from internal and external sources, fluctuation in foreign exchange or interest rates, and the risk that actual results will vary from the results forecasted and such variations may be material. Readers are cautioned that the foregoing list is not exhaustive. See *"Risk Factors"*.

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian Generally Accepted Accounting Principles ("**Canadian GAAP**") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The information contained in this Information Circular, including the documents incorporated by reference herein and the information set forth under the heading *"Risk Factors"*, identifies additional factors that could affect the operating results and performance of Focus and Profico. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Focus and Profico undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

Advice to Beneficial Holders of Focus Units and Profico Shares

Meetings

The information set forth in this section is very important if you do not hold Focus Units or Profico Shares directly in your name. If you hold Focus Units through a broker, financial institution, trustee, nominee or other intermediary or otherwise (referred to in this section as a "**Beneficial Holder**"), you should note that only proxies deposited by persons whose names appear on the records of Focus as the registered holders of Focus Units as at Focus Record Date will be recognized and acted upon at the Focus Meeting. If you hold Profico Shares through a broker, financial institution, trustee, nominee or other intermediary or otherwise, you should note that only proxies deposited by persons whose names appear on the records of Profico as the registered holders of Profico Shares as at

Profico Record Date will be recognized and acted upon at the Profico Meeting, except that holders of Profico Shares issued by Profico after the Profico Record Date and prior to the Profico Meeting will be entitled to vote at the Profico Meeting.

Focus Units or Profico Shares that are listed in an account statement provided to you by a broker are probably not registered in your own name on the records of Focus. Such Focus Units or Profico Shares are more likely to be registered in the name of your broker or an agent of that broker. In Canada, most such Focus Units will be registered in the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Focus Units or Profico Shares held by brokers, CDS & Co. or other intermediaries on your behalf can only be voted (for or against resolutions) at your direction. Without specific instructions, brokers and other intermediaries are prohibited from voting Focus Units and Profico Shares for their clients. You should ensure that instructions regarding the voting of your Focus Units and Profico Shares are communicated to the appropriate person by the appropriate time.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from you in advance of securityholder meetings. Each broker or other intermediary has its own mailing procedures and provides its own return instructions to clients. You should carefully follow these procedures and instructions to ensure that your Focus Units and Profico Shares are voted at the Focus Meeting or the Profico Meeting, as applicable. In some cases, the form of proxy or voting instruction form provided to you by or on behalf of your broker or other intermediary is very similar, even identical, to the form of proxy being solicited by management of Focus and Profico. The purpose of the form of proxy or voting instruction form provided by or on behalf of a broker or other intermediary, however, is limited to instructing the registered holder (the broker or other intermediary, or an agent thereof) how to vote on your behalf. Most brokers now delegate responsibility for obtaining voting instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically supplies voting instruction forms, mails these forms to you and asks you to return the forms to ADP or to follow specified telephone or internet-based voting procedures. ADP then tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Focus Units, Profico Shares and Profico Options to be represented at the applicable Meeting. **If you receive a voting instruction form from ADP, you cannot use that form to vote your Focus Units and Profico Shares directly at the Focus Meeting or the Profico Meeting, as applicable, but must instead return the voting instruction form to ADP or complete the telephone or internet-based voting procedures well in advance of the Focus Meeting or the Profico Meeting, as applicable to have such Focus Units and Profico Shares voted at the applicable Meeting on your behalf.**

Although you may not be recognized directly at the Focus Meeting or the Profico Meeting for the purposes of voting Focus Units or Profico Shares registered in the name of your broker or other intermediary, you may attend at the Focus Meeting or the Profico Meeting, as the case may be, as a proxyholder for the registered holder and vote your Focus Units or Profico Shares in that capacity. If you wish to attend the Focus Meeting or the Profico Meeting and vote your own Focus Units or Profico Shares, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Focus Meeting or the Profico Meeting.

The foregoing discussion similarly applies to holders of FET Exchangeable Shares who do not hold their FET Exchangeable Shares directly in their own name. Only holders of FET Exchangeable Shares whose name appears on the records of FET Resources as the registered holders of FET Exchangeable Shares on the Focus Record Date are entitled to instruct Valiant Trust Company as to how to exercise voting rights in respect to their FET Exchangeable Shares at the Focus Meeting.

Rights of Dissent

Pursuant to the Interim Order, a registered Profico Securityholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Profico Securities held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. **Only registered Profico Securityholders may dissent. Persons who are beneficial owners of Profico Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Profico Securities. Accordingly, a beneficial owner of Profico Securities desiring to exercise Dissent Rights must make arrangements for the Profico Securities beneficially owned by**

that Profico Securityholder to be registered in the name of the Profico Securityholder prior to the time the written objection to the Profico Arrangement Resolution is required to be received by Profico or, alternatively, make arrangements for the registered holder of such Profico Securities to dissent on behalf of the Profico Securityholder. See *"Rights of Dissent"*.

Spur Arrangement Warrants

THE SPUR ARRANGEMENT WARRANTS ISSUED PURSUANT TO THE ARRANGEMENT WILL EXPIRE 30 DAYS FOLLOWING COMPLETION OF THE ARRANGEMENT. SECURITYHOLDERS WHOSE PROFICO SECURITIES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD CONTACT YOUR BROKER OR OTHER NOMINEE AS SOON AS POSSIBLE TO PROVIDE HIM OR HER WITH INSTRUCTIONS WITH RESPECT TO THE EXERCISE OR SALE OF YOUR SPUR ARRANGEMENT WARRANTS. FAILURE TO PROVIDE THESE INSTRUCTIONS ON A TIMELY BASIS WILL JEOPARDIZE YOUR ABILITY TO EXERCISE YOUR SPUR ARRANGEMENT WARRANTS.

See "*General Proxy Matters*".

Barrel of Oil Equivalency

The term "barrels of oil equivalent" ("Boe") may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Supplemental Disclosure - Non GAAP Measures

This Information Circular contains references to terms commonly used in the oil and gas industry. Cash flow from operations or funds flow from operations, distributable cash and income available for distribution and cash-on-cash yield are not defined by Canadian GAAP and are referred to as non-GAAP measures. Cash flow from operations or funds flow from operations is a useful measure as it demonstrates the amount available to make distributions, repay debt and to fund future growth through capital investment. Management of Focus and Profico also use cash flow from operations or funds flow from operations to analyze operating performance and leverage. Cash flow from operations and funds flow from operations should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities, funds flow from operating activities and other measures of financial performance as determined in accordance with Canadian GAAP as an indicator of performance. Focus' and Profico's determination of cash flow from operations or funds flow from operations in total or on a per share or unit (basic and diluted) may not be comparable to the calculation of similar measures for other entities. Cash flow from operations or funds flow from operations per share or unit is calculated using the basic and diluted weighted average number of shares or units for the period. Distributable cash and income available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash flow from operations or funds flow from operations, distributable cash and income available for distribution and cash-on-cash yield should not be construed as an alternate to net income (loss) as determined by Canadian GAAP and may not be comparable to similar measures disclosed by other issuers. The reconciliation between net income and cash flow from operations or funds flow from operations and cash flow from operating activities or funds flow from operating activities can be found in the statement of cash flow as detailed in Focus' or Profico's consolidated financial statements included or incorporated by reference in this Information Circular. **Investors are also cautioned that cash-on-cash yield represents a blend of return of the investor's initial investment and a return on the investor's initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

Information for U.S. Securityholders

None of the securities to be issued to Securityholders in exchange for their securities under the Arrangement have been registered under the 1933 Act, and such securities are being issued in reliance on the exemption from registration set forth in section 3(a)(10) thereof. The solicitation of proxies for the Meetings is not subject to the

requirements of section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Focus, the General Partner, Profico, Spur and their respective affiliates contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The Focus Units, FLP B Units, Spur Shares and Spur Arrangement Warrants are not and will not be listed for trading on any United States stock exchange. The unaudited pro forma and audited historical consolidated financial statements of Focus, the audited historical consolidated financial statements of Profico, the unaudited pro forma financial statements of Spur and the audited historical financial statements of Spur included or incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and auditing and auditor independent standards in certain material respects, and thus may not be comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles.

Tax considerations applicable to persons subject to U.S. taxation have not been included in this Information Circular. There may be material United States tax consequences for persons subject to U.S. taxation as a result of the Arrangement, which may include, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes, and the possibility that one or more of Profico, Focus, AcquisitionCo, FCT, FLP, the General Partner, the Operating Partnership and Spur may be classified as a "passive foreign investment company", which classification would subject holders of securities of such issuers to special, generally adverse tax consequences.

If any Profico Shareholder has not given the representation and warranty contained in the Letter of Transmittal that such holder is not a Non-Resident Shareholder, then such Profico Shareholder shall be deemed to be a Non-Resident Shareholder for the purposes of the Arrangement and AcquisitionCo or Profico, as the case may be, shall withhold twenty-five (25%) percent of the fair market value of the consideration to be given to such holder, unless either (i) a certificate is provided to AcquisitionCo or Profico, as the case may be, by the Profico Shareholder on or before the Effective Date, which certificate has been issued pursuant to Section 116(4) of the Tax Act, in which case AcquisitionCo or Profico, as the case may be, shall withhold twenty-five (25%) percent of the fair market value of the consideration to be given to such holder in excess of the certificate limit of such certificate, or (ii) a letter, certificate or other documentary evidence is provided to AcquisitionCo or Profico, as the case may be, by the Profico Shareholder and AcquisitionCo or Profico, as the case may be, is satisfied, acting reasonably, that such letter, certificate or other documentary evidence confirms that such holder is not a Non-Resident Shareholder (the **"Residency Confirmation"**).

Any amounts withheld shall be held in trust and such amounts shall be remitted to the CRA on the 30th day of the month following the month in which the Effective Date occurs (or such later date as the CRA advises AcquisitionCo or Profico, as the case may be, and the applicable Profico Shareholder) if AcquisitionCo or Profico, as the case may be, has not received either a Residency Confirmation or a certificate issued pursuant to Section 116(4) of the Tax Act prior to such business day. If, prior to such business day, AcquisitionCo or Profico, as the case may be, receives either a Residency Confirmation or certificate with a certificate limit not less than the fair market value of the consideration (valued as at the Effective Date) to be given to the Profico Shareholder, such amounts, less any applicable withholding tax, shall be released to the Profico Shareholder. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Profico Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a Profico Securityholder exceeds the cash portion of the consideration otherwise payable to the Profico Securityholder, Focus and the Depositary will sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Focus and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirements and Focus and the Depositary shall notify the Profico Securityholder and remit any unapplied balance of the net proceeds of such sale. See "*Certain Canadian Federal Income Tax Considerations – Persons Other Than Canadian Residents*".

Persons subject to U.S. taxation are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement in light of their particular situation, as well as any tax

consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Profico, Focus, AcquisitionCo, FCT, FLP, the General Partner, the Operating Partnership and Spur and their respective affiliates are or will be organized or settled, as applicable, under the laws of Alberta, Canada, that some or all of their officers, directors, partners and/or trustees are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that a substantial portion of the assets of Profico, Focus, AcquisitionCo, FCT, FLP, the General Partner, the Operating Partnership and Spur and their respective affiliates and such persons are, or will be, located outside the United States.

The Spur Arrangement Warrants may only be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person as defined in Rule 902 of Regulation S under the 1933 Act, and is not exercising the Spur Arrangement Warrants for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to Spur to the effect that the exercise of the Spur Arrangement Warrants does not require registration under the 1933 Act or state securities laws. In addition, any Spur Shares issuable upon the exercise of the Spur Arrangement Warrants in the United States or for the account or benefit of a U.S. Person or a person in the United States will be "restricted securities" within the meaning of Rule 144 under the 1933 Act, certificates representing such Spur Shares will bear a legend to that effect, and such Spur Shares may be resold only pursuant to an exemption from the registration requirements of the 1933 Act and state securities laws. See "*The Arrangement – Securities Law Matters – United States*" in this Information Circular.

THE FOCUS UNITS, SPUR SHARES, SPUR ARRANGEMENT WARRANTS, AND SPUR SHARES ISSUABLE UPON EXERCISE OF THE SPUR ARRANGEMENT WARRANTS TO BE ISSUED TO U.S. SECURITYHOLDERS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who were "affiliates" of Focus, AcquisitionCo, FLP Profico, Spur or any other party to the Arrangement immediately prior to the Arrangement and persons who are "affiliates" of Focus, AcquisitionCo, FLP Profico or Spur after the Arrangement. See "*The Arrangement – Securities Law Matters – United States*" in this Information Circular.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the 1st day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	3 Months Ended March 31	**Year Ended December 31**		
	2006	2005	2004	2003
Rate at end of Period	$0.8569	$0.8579	$0.8310	$0.7738
Average rate during Period	0.8739	0.8244	0.7719	0.7205
High	0.8834	0.8690	0.8493	0.7738
Low	0.8528	0.7872	0.7158	0.6350

On May 24, 2006, the noon buying rate for $1.00 Canadian was $0.8906 United States.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof and Appendices G, and H hereto.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquiror**" or "**Focus**" means Focus Energy Trust, a trust created under the laws of Alberta;

"**Acquiror Damages Event**" has the meaning set forth in Section 8.2 of the Arrangement Agreement;

"**Acquiror Other Assets**" means all of the assets of Acquiror other than FCT Notes and units of FCT held by Acquiror;

"**Acquiror Other Assets Conveyance**" means the transactions whereby Acquiror will convey the Acquiror Other Assets to FLP in consideration of the issuance of FLP A Units;

"**Acquiror Termination Fee**" or "**Focus Termination Fee**" means $40 million or $10 million in the case of failure to receive Profico Securityholder approval of the Arrangement;

"**Acquiror Trust Unit**" or "**Focus Unit**" means a trust unit of Acquiror;

"**Acquiror Unitholders**", "**Focus Unitholders**" or "**Unitholders**" means the holders of issued and outstanding Acquiror Trust Units;

"**Acquisition Proposal**" means, with respect to Acquiror or Profico, any: (i) merger, amalgamation, consolidation, recapitalization, arrangement, business combination, take-over bid, issuer bid, liquidation, dissolution or reorganization into a royalty trust or income fund; (ii) sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) which exceeds 20% of the book value of the assets of the applicable Party; or (iii) sale of 20% or more of the issued and outstanding shares or equity of the applicable Party or rights or interests therein or thereto, or similar transactions, or series of transactions, involving the applicable Party, its securityholders or any material Subsidiary of such applicable Party, or a proposal or offer or public announcement of an intention to do any of (i), (ii) or (iii), excluding the Arrangement and the transactions permitted pursuant to the Arrangement Agreement;

"**AcquisitionCo**" means FET Acquisition Corp., a corporation incorporated under the laws of Alberta and a wholly-owned subsidiary of the Acquiror;

"**AcquisitionCo Common Shares**" means the common shares in the capital of AcquisitionCo;

"**AcquisitionCo Note Indenture**" means the agreement entered into between AcquisitionCo and Valiant Trust Company, as note trustee, pursuant to which, among others, AcquisitionCo Notes, Series 1 and AcquisitionCo Notes, Series 2 may be issued by AcquisitionCo, as from time to time amended, supplemented or restated;

"**AcquisitionCo Notes, Series 1**" means the interest bearing unsecured subordinated notes of AcquisitionCo issuable under the AcquisitionCo Note Indenture each such note having a principal amount equal to the Trust Unit Fair Market Value;

"**AcquisitionCo Notes, Series 2**" means the interest bearing unsecured subordinated notes of AcquisitionCo issuable under the AcquisitionCo Note Indenture each such note having a principal amount equal to $25.12;

"**affiliate**" or "**associate**" when used to indicate a relationship with a person has the same meaning as set forth in the *Securities Act* (Alberta);

"**AmalgamationCo**" means the corporation formed on the amalgamation of AcquisitionCo and Profico pursuant to the Arrangement;

"**AmalgamationCo Assets**" means all the assets and liabilities of AmalgamationCo to be transferred by AmalgamationCo to the Operating Partnership pursuant to the AmalgamationCo Conveyance;

"**AmalgamationCo Conveyance**" means the transactions whereby AmalgamationCo will convey the AmalgamationCo Assets to the Operating Partnership in consideration for 99% of the Class A Partnership Units of the Operating Partnership and FCT will contribute cash to the Operating Partnership in consideration for 1% of the Class A Partnership Units of the Operating Partnership and 100% of the Class B Partnership Units of the Operating Partnership;

"**Arrangement**" means the Spur Arrangement and the Focus Arrangement;

"**Arrangement Agreement**" means the arrangement agreement dated April 23, 2006 as amended and restated on May 24, 2006, among Focus, AcquisitionCo and Profico providing for the implementation of the Arrangement, as from time to time further amended, supplemented or restated, a copy of which agreement is attached as Appendix D to this Information Circular;

"**Arrangement Resolutions**" means the Focus Arrangement Resolution and the Profico Arrangement Resolution, or any one of them, as the case may be;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Focus Arrangement and the Spur Arrangement;

"**business day**" means any day, other than a Saturday, a Sunday and a statutory holiday in Calgary, Alberta;

"**Canadian GAAP**" means generally accepted accounting principles in Canada;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Closing**" means the completion of the transactions contemplated in the Arrangement Agreement;

"**Closing Time**" shall be 10:00 a.m. (Calgary time) on June 27, 2006 unless otherwise agreed to by Acquiror and Profico;

"**Competition Act**" means the *Competition Act,* R.S.C 1985, c. C-34, as amended;

"**Confidentiality Agreement**" means the Confidentiality Agreement dated December 13, 2005 between Profico and FET Resources;

"**Court**" means the Court of Queen's Bench of Alberta;

"**CRA**" means the Canada Revenue Agency;

"**Current Market Price**" means, in respect of a Focus Unit on any date, the per Focus Unit average of the closing sale price of a board lot of Focus Units on each trading day on which there was a closing sale price (and, in the event that there was no closing sale price on a given trading day, the closing sale price for that trading day shall be deemed to be the simple average of the highest bid price and the lowest ask price on that trading day), during a period of 20 consecutive trading days ending not more than three trading days before that date on the TSX, or, if Focus Units are not then quoted on the TSX, on such other stock exchange or automated quotation system on which Focus Units are listed or quoted, as the case may be, as may be selected by the General Partner, acting reasonably, for that purpose; provided, however, that if Focus Units are not quoted on any stock exchange or automated quotation system, then the Current Market Price of a Focus Unit shall be determined by the General Partner, acting reasonably, in good faith and in its sole discretion, and provided further that any such selection or determination by the General Partner shall be conclusive and binding;

"Data Room" means three computer disks entitled "Profico Energy Management Ltd. – Final Data" and an additional computer disk entitled "Profico Energy Management Ltd. – Update Data" containing Evaluation Material (as that term is defined in the Confidentiality Agreement) provided by Profico to Acquiror on April 21, 2006;

"Depositary" means Valiant Trust Company or such other trust company as may be designated by Focus and Profico;

"Disclosed by Profico" means disclosed by Profico or a Material Entity in material contained in the Data Room;

"Dissent Rights" means the right of a Profico Shareholder and Profico Optionholder pursuant to Section 191 of the ABCA and the Interim Order to dissent to the Profico Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

"Dissenting Optionholders" means registered Profico Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

"Dissenting Securityholders" means Dissenting Optionholders and Dissenting Shareholders, collectively;

"Dissenting Shareholders" means registered Profico Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

"Distribution Period" means each calendar month, or such other periods as may be hereafter determined from time to time by FET Resources on behalf of Focus, from and including the first day thereof and to and including the last day thereof;

"Distribution Record Date" means on or about the last Business Day of each Distribution Period or if that day is not a Business Day, the next following Business Day, or such other date determined from time to time by the FET Resources on behalf of Focus, except that December 31 shall in all cases be a Distribution Record Date;

"Effective Date" means the date the Arrangement is effective under the ABCA;

"Effective Time" means the time at which the applicable Articles of Arrangement for the Spur Arrangement and the Focus Arrangement are filed with the Registrar on the Effective Date;

"Electing Eligible Securityholders" means Eligible Securityholders who elect in a Filed Letter of Transmittal and Election Form to receive a specified number of FLP B Units under the Arrangement;

"Election Deadline" means 4:30 p.m. (Calgary time) on the second business day immediately prior to the date of the Profico Meeting or, if the Profico Meeting is adjourned, the adjourned meeting;

"Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States);

"Eligible Securityholder" means a Profico Shareholder, other than AcquisitionCo, that is not a Non-Resident Shareholder, a Tax Exempt Shareholder or a U.S. Person or a person located in the United States, from and as of the Election Deadline to and including the Effective Time;

"Executive Bonus Plan" means Focus' executive bonus plan;

"Extraordinary LP Resolution" means a written resolution in one or more counterparts consented to in writing by the General Partner and by all the holders of the FLP A Units and approved by resolution in writing executed by all holders of FLP B Units entitled to vote on that resolution or passed by the affirmative vote of at least two thirds of

the votes cast on such resolution by holders of FLP B Units (other than Focus and its affiliates), as the case may be, represented in person or by proxy at a meeting of holders of FLP B Units duly called for such purpose;

"**FCT**" means Focus Commercial Trust, an unincorporated investment trust to be established under the laws of Alberta, all of the beneficial interests of which are owned by the Acquiror;

"**FCT Trust Indenture**" means the trust indenture of FCT dated as of June 26, 2006, between FET Resources and Acquiror, as settlor and initial unitholder, as from time to time amended, supplemented or restated;

"**FCT Notes**" means the non-interest bearing unsecured subordinated demand notes of FCT;

"**FCT Note Indenture**" means the agreement entered into between FCT and Valiant Trust Company, as note trustee, pursuant to which, among other things, FCT Notes may be issued by FCT, as from time to time amended, supplemented or restated;

"**FCT Notes**" means the unsecured subordinated notes of FCT issued from time to time as Series 1 Notes and Series 2 Notes pursuant to the FCT Note Indenture;

"**FET Exchangeable Shares**" means the exchangeable shares of FET Resources;

"**FET Resources**" means FET Resources Ltd., a corporation amalgamated pursuant to the ABCA, and the administrator of Focus;

"**Filed Letter of Transmittal and Election Form**" means, with respect to any Eligible Securityholder, a duly completed Letter of Transmittal and Election Form deposited (with such Eligible Securityholder's certificate(s) representing the Eligible Securityholder's Profico Shares) with the Depository on or before the Election Deadline;

"**Final Order**" means the order of the Court approving the Arrangement, as such order may be affirmed, amended or modified at any time prior to the Effective Date by any court of competent jurisdiction or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"**FLP**" means Focus Limited Partnership, a limited partnership to be established under the laws of Alberta pursuant to the FLP Limited Partnership Agreement;

"**FLP A Units**" means the Class A limited partnership units of FLP;

"**FLP B Unitholders**" means the holder from time to time of FLP B Units;

"**FLP B Unit Price**" applicable on any date means, for each FLP B Unit, an amount equal to the aggregate of: (i) the Current Market Price on such date of one Focus Unit; plus (ii) an amount equal to all cash distributions declared and paid or (where the record date for determining the holder of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding cash loan was not made in respect of such FLP B Unit; plus (iii) the Current Market Price on such date of all Focus Units (or fraction thereof) constituting distributions declared and paid or (where the record date for determining the holder of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding subdivision of FLP B Units was required to be but not made; plus (iv) the full value of such other property constituting distributions declared and paid or (where the record date for determining the holder of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding non-cash loan was not made in respect of the FLP B Unit; and such FLP B Unit Price shall be satisfied by the delivery of the FLP B Unit Consideration;

"**FLP B Unit Consideration**" applicable on any date means, with respect to each FLP B Unit, for any acquisition, redemption or distribution of assets of FLP, as the case may be, in respect of, or purchase pursuant to, the FLP B Unit provisions, the FLP Support Agreement or the FLP Voting and Exchange Agreement, of such FLP B Unit: (i) one Focus Unit; plus (ii) a cheque or cheques payable at par at any branch of the payor's bankers in an amount of all cash distributions declared and paid or (where the record date for determining the holder of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding cash loan was not made in respect of the FLP B Unit; plus (iii) all Focus Units (or fraction thereof) constituting

distributions declared and paid or (where the record date for determining the holder of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding subdivision of the FLP B Unit was required to be but not made; plus (iv) such other property constituting distributions declared and paid or (where the record date for determining the holder of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding non-cash loan was not made in respect of the FLP B Unit; provided that: (a) the part of the consideration which represents (i) and (iii) above shall be fully paid and satisfied by the delivery of the applicable number of Focus Units, such Focus Units to be duly issued, fully paid and non-assessable; (b) the part of the consideration which represents (iv) above shall be fully made and satisfied by delivery of such non-cash items; (c) any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (d) any such consideration shall be made by way of loan less any tax required to be deducted and withheld therefrom without interest;

"**FLP B Units**" means a maximum of 10 million Class B limited partnership units of FLP, which are non-transferable and are exchangeable for no additional consideration into Trust Units on a one for one basis;

"**FLP Limited Partnership Agreement**" means the limited partnership agreement to be dated prior to the Effective Date among the General Partner, FCT and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, substantially in the form attached as Appendix M, as from time to time amended, supplemented or restated;

"**FLP Special Voting Right**" means the special voting right of the Acquiror issued by the Acquiror and deposited with the Voting and Exchange Trustee which entitles the holders of FLP B Units to such number of votes at meetings of Unitholders as equals the number of Acquiror Trust Units issuable from time to time upon the redemption, retraction or exchange of those FLP B Units;

"**FLP Support Agreement**" means the support agreement to be entered into prior to the Effective Date among Focus, FCT, FLP and the General Partner, substantially in the form attached as Appendix N, as from time to time amended, supplemented or restated;

"**FLP Voting and Exchange Agreement**" means the voting and exchange trust agreement to be entered into prior to the Effective Date among Focus, FLP and the Voting and Exchange Trustee, substantially in the form attached as Appendix O, as from time to time amended, supplemented or restated;

"**FMV**" means fair market value;

"**Focus Arrangement**" means the arrangement under Section 193 of the ABCA involving Focus, AcquisitionCo, FCT, FLP, the General Partner, the Operating Partnership, Profico and the Profico Securityholders, on the terms and conditions set forth in the Plan of Arrangement;

"**Focus Arrangement Resolution**" means the resolution approving the Plan of Arrangement and other related matters to be considered at the Focus Meeting, a copy of which is attached as Appendix A to this Information Circular;

"**Focus BC**" means Focus B.C. Energy Trust, a trust established under the laws of Alberta;

"**Focus Board**" means the Board of Directors of the administrator of Focus;

"**Focus Fairness Opinion**" means the opinion of Scotia Capital Inc. dated May 24, 2006, a copy of which is attached as Appendix E to this Information Circular;

"**Focus Incentive Rights**" means trust unit incentive rights granted under the Trust Unit Rights Incentive Plan;

"**Focus Meeting**" means the special meeting of holders of Focus Units to be held to consider the Arrangement, and any adjournment thereof;

"**Focus Notes**" means the unsecured, subordinate promissory notes issued by a predecessor of FET Resources under an arrangement completed on August 23, 2002 under the ABCA;

"**Focus NPI Agreement**" means the net profits interest agreement, as amended from time to time, dated August 23, 2002, between FET Resources and Focus;

"**Focus Record Date**" means the close of business on May 26, 2006;

"**Focus Report**" means the reports of Paddock Lindstrom & Associates Ltd. and McDaniel & Associates Consultants Ltd. effective December 31, 2005 evaluating Focus' oil, NGL and natural gas interests;

"**Focus Special Committee**" means the independent committee of the Focus Board consisting of Mr. Stuart G. Clark, Mr. Matthew J. Brister and Mr. James H. McKelvie established to consider and review the Arrangement;

"**Focus Trust Indenture**" means the trust indenture dated as of July 15, 2002 between Valiant Trust Company and Storm Energy Inc., a predecessor to FET Resources Ltd.;

"**Focus Trustee**" means Valiant Trust Company or such other trustee, from time to time, of Focus;

"**General Partner**" means FET Management Ltd., a corporation incorporated pursuant to the ABCA, a wholly owned subsidiary of the Acquiror and the general partner of FLP;

"**GLJ**" means GLJ Petroleum Consultants Ltd., independent petroleum evaluators;

"**Governmental Entity**" means any applicable: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the Securities Authorities;

"**Information Circular**" means this joint information circular of the Acquiror and Profico to be sent by the Acquiror and Profico to the Acquiror Unitholders in connection with the Focus Meeting and to the Profico Securityholders in connection with Profico Meeting;

"**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Profico Meeting, a copy of which order is attached as Appendix C to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Letter of Transmittal and Election Form**" means the Letter of Transmittal and Election Form enclosed with this Information Circular pursuant to which a Profico Shareholder is required to deliver such holder's certificate(s) representing Profico Shares and make certain elections;

"**material adverse change**" or "**material adverse effect**" on Acquiror or Profico, as applicable, means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets, liabilities (contingent or otherwise) of Acquiror and its Subsidiaries taken as a whole or Profico and its Material Entities taken as a whole (but excluding the Spur Assets and the NorthSask Assets), as the case may be, other than any change, effect, event, occurrence, circumstance or state of facts: (i) relating to general political, economic or financial conditions, including in Canada or the United States; (ii) relating to the state of securities and commodity markets in general, including any reduction in Canadian, United States or other market indices; (iii) reasonably attributable to the announcement of the Arrangement Agreement or the transactions contemplated hereby, including the reaction or position of any Governmental Entity or any change in the trading price of the Acquiror Units or the Profico Shares, as the case may be; (iv) relating to the oil and gas industry in general, including without limitation any change in commodity prices, and not specifically relating to Acquiror or its Subsidiaries or Profico or its Material Entities, as applicable; or (v) relating to changes in Laws (including tax Laws) or the interpretation, application or non-application of Laws by Governmental Entities;

"**Material Entities**" means each of the Subsidiaries of Profico Disclosed by Profico;

"**Meetings**" means the Focus Meeting and the Profico Meeting and "Meeting" means either the Focus Meeting or the Profico Meeting, as the case may be;

"**Non-Resident**" means: (i) a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

"**Non-Resident Shareholder**" means a Profico Shareholder that is a Non-Resident;

"**NorthSask**" means NorthSask Natural Gas Ltd., a corporation incorporated pursuant to the ABCA;

"**NorthSask Assets**" means the producing assets and undeveloped lands of Profico in northwest and central Saskatchewan to be sold pursuant to the NorthSask Sale;

"**NorthSask Sale**" means the sale by Profico of the NorthSask Assets to an unrelated third party;

"**NPI Agreement**" means the net profits interest agreement, as amended from time to time, dated August 23, 2002, between FET Resources and the Trust;

"**Ordinary LP Resolution**" means a written resolution in one or more counterparts consented to in writing by the General Partner and by limited partners holding a simple majority of the number of FLP A Units outstanding in FLP;

"**Operating Partnership**" means Focus Operating Partnership, a limited partnership to be formed under the laws of Alberta;

"**Option Agreement**" means an agreement to issue Profico Shares to a Profico Optionholder at a particular exercise price;

"**paid-up capital**" means paid-up capital for the purposes of subsection 89(1) of the Tax Act;

"**Parties**" means Profico, Acquiror and AcquisitionCo and "**Party**" means any one of them;

"**Partner**" means a person who owns one or more FLP A Units or one or more FLP B Units;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as Schedule A to Appendix D to this Information Circular, as from time to time amended, supplemented or restated in accordance with the terms thereof;

"**Profico**" means Profico Energy Management Ltd., a corporation incorporated pursuant to the ABCA;

"**Profico Arrangement Resolution**" means the special resolution in respect of, among other things, the Arrangement in substantially the form attached as Appendix B to this Information Circular to be voted upon by Profico Securityholders at the Profico Meeting;

"**Profico Board**" means the board of directors of Profico;

"**Profico Damages Event**" has the meaning set forth in Section 8.2 of the Arrangement Agreement;

"**Profico Fairness Opinion**" means the opinion of Tristone Capital Inc. dated May 25, 2006, a copy of which is attached as Appendix F to this Information Circular;

"**Profico Meeting**" means the special meeting of Profico Securityholders to be called and held for the purpose of considering the Arrangement Resolution, and any adjournments or postponements thereof;

"**Profico New Common Share**" means a Class B common share of Profico issued under Section 3.1(d) of the Plan of Arrangement, with the rights, privileges and restrictions as substantially set forth in Exhibit C to the Plan of Arrangement;

"**Profico Notes**" means the interest bearing unsecured subordinated notes of Profico each such note having a principal amount equal to $1.212;

"**Profico Officer Obligations**" means any obligations or liabilities of Profico or any of its subsidiaries to pay any amount to its officers, directors, employees or consultants (other than for salary and directors' fees in the ordinary course, in each case in amounts consistent with historic practices) arising out of or in connection with the Arrangement, the Arrangement Agreement and the transactions contemplated thereby and, without limiting the generality of the foregoing, Profico Officer Obligations shall include the obligations of Profico or its subsidiaries to officers, directors, employees or consultants: (i) for severance or termination payments on a change of control pursuant to any agreement or severance policy or otherwise at common law; (ii) any retention or pay to stay arrangements or policies; (iii) accrued but unpaid bonuses; and (iv) any other payments related to any Profico incentive plan;

"**Profico Options**" means the outstanding stock options, whether or not vested, to acquire Profico Shares and "**Profico Optionholders**" means the holders from time to time of Profico Options;

"**Profico Partnership**" means Profico Energy Partnership, a general partnership formed pursuant to the laws of Alberta;

"**Profico Preferred A Shares**" means the Class A Preferred Shares of Profico with the rights, privileges and restrictions as substantially set forth in Exhibit A to the Plan of Arrangement;

"**Profico Preferred B Shares**" means the Class B Preferred Shares of Profico with the rights, privileges and restrictions as substantially set forth in Exhibit B to the Plan of Arrangement;

"**Profico Record Date**" means the close of business on the day immediately prior to the date that the Notice of Meeting is mailed by Profico, which is expected to be May 29, 2006;

"**Profico Report**" means the report of GLJ dated March 16, 2006 and effective December 31, 2005 evaluating Profico's oil, NGL and natural gas interests other than the Spur Assets included in a report dated March 16, 2006 and the NorthSask Assets;

"**Profico Securityholders**" mean the holders from time to time of Profico Shares and Profico Options, as the case may be;

"**Profico Securities**" means the outstanding Profico Shares and Profico Options in the capital of Profico, as the case may be;

"**Profico Shareholders**" mean the holders from time to time of Profico Shares;

"**Profico Shares**" means the common shares in the capital of Profico and where the context applies, includes the Profico Preferred A Shares;

"**Profico Termination Fee**" means $40 million or $10 million in the case of failure to receive Focus Unitholder approval of the Arrangement;

"**Registrar**" means the Registrar of Corporations appointed under Section 263 of the ABCA;

"**Regulation Q-27**" means Regulation Q-27 Respecting Protection of Minority Shareholders in the Course of Certain Transactions (Québec);

"**Regulation S**" means Regulation S under the 1933 Act;

"**Resident**" means a person who is resident in Canada for purposes of the Tax Act;

"**Retraction Date**" means the Business Day on which a holder of FLP B Units desires to have FLP redeem FLP B Units for which it has requested redemption; provided that such date cannot be less than 3 Business Days nor more than 5 Business Days after the date on which the Retraction Request is provided to the General Partner;

"**Retraction Price**" means the amount per FLP B Unit equal to the FLP B Unit Price applicable on the last Business Day prior to the Retraction Date;

"**Retraction Request**" means a duly executed statement in the form required by the General Partner, specifying the number of FLP B Units for which redemption has been requested and stating the Retraction Date;

"**Retraction Right**" means the right of a holder of FLP B Units to require FLP to redeem any or all of FLP B Units registered in the name of that holder for the Retraction Price per each FLP B Unit redeemed;

"**Scotia Capital**" means Scotia Capital Inc.;

"**Securities**" means Focus Units and the Profico Securities, or any of them, as applicable;

"**Securities Authorities**" means the Alberta Securities Commission;

"**Securityholders**" means Focus Unitholders and/or the Profico Securityholders, as applicable;

"**Share Note**" means the promissory note issued pursuant to Section 3.1(j) of the Plan of Arrangement with a principal amount equal to the aggregate redemption amount of the Profico Preferred B Shares outstanding immediately after the occurrence of the events described in Section 3.1(j) of the Plan of Arrangement;

"**Special Voting Right**" means the special voting right of Focus issued by Focus which entitles the holders of FET Exchangeable Shares to such number of votes at meetings of Unitholders as equals the number of Focus Units issuable from time to time upon the redemption, retraction or exchange of those FET Exchangeable Shares;

"**Spur**" means Spur Resources Ltd., a corporation incorporated under the ABCA;

"**Spur Arrangement**" means the arrangement under Section 193 of the ABCA involving Profico, Spur and the Profico Securityholders, on the terms and conditions set forth in the Plan of Arrangement;

"**Spur Arrangement Warrants**" means common share purchase warrants of Spur, each such Spur Arrangement Warrant entitling the holder to acquire one (1) Spur Share at a price of Cdn. $1.818 for a term of 30 days from the Effective Date;

"**Spur Assets**" means all the assets and liabilities of Profico and the Profico Partnership in Alberta and in southwest and central Saskatchewan as identified in the letter agreement dated April 23, 2006 between Profico and the Acquiror;

"**Spur Conveyance**" means the transactions whereby Profico and the Profico Partnership will convey the Spur Assets to Spur in consideration of Spur Note as outlined in the letter agreement dated April 23, 2006 between Profico and the Acquiror;

"**Spur Employees**" means those individuals identified in the Profico Disclosure Letter who are currently employees of Profico and who have agreed to: (i) become employees of Spur immediately after the Effective Date, subject to payment of normal salary and benefits accrued to the Effective Time and all amounts owing under the Profico Plans; and (ii) provide a full release to Profico;

"**Spur Management Private Placement**" means the private placement of up to 4,950,500 units of Spur at a price of Cdn. $1.212 per unit, each unit consisting of one (1) Spur Share and one (1) Spur Warrant to certain officers and employees of Spur;

"**Spur Note**" means the unsecured, subordinated promissory note issued by Spur to Profico in satisfaction of the purchase price of the Spur Assets under the Spur Conveyance;

"**Spur Private Placement**" means, collectively, the Spur Management Private Placement and the Spur Service Providers Private Placement;

"**Spur Report**" has the meaning ascribed thereto in Appendix H;

"**Spur Service Providers**" means the existing and proposed directors, officers, employees and other service providers to Spur;

"**Spur Service Providers Private Placement**" means the private placement of up to 6,100,000 Spur Shares at a price of Cdn. $1.818 per share to certain directors and service providers of Spur;

"**Spur Shares**" means common shares in the capital of Spur;

"**Spur Stock Option Plan**" or "**Stock Option Plan**" means the stock option plan of Spur to be approved at the Profico Meeting, a copy of which is attached as I to this Information Circular;

"**Spur Warrants**" means common share purchase warrants of Spur, each such Spur Warrant entitling the holder to acquire, subject to certain vesting conditions, one and one-half (1.5) Spur Shares at a price of Cdn. $1.818 per whole Spur Share for a term of three years from the Effective Date;

"**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the board of directors thereof and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of existing contracts, agreements and commitments;

"**Superior Proposal**" means any bona fide written Acquisition Proposal made unsolicited after the date hereof by a third party (other than by the other Party or its affiliates), directly or indirectly, to acquire all or substantially all of the assets of a Party or more than 50% of the securities of the Party, and that in the good faith determination of the Board of Directors of the Party (based upon advice from its financial advisors and outside legal counsel): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) would, if consummated in accordance with its terms, result in a transaction more favourable to Profico Securityholders or Acquiror Unitholders, as the case may be, from a financial point of view than the transactions contemplated by the Arrangement Agreement; and (iii) in respect of which the financing is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such proposal that such financing is available without delays or conditions (other than the conditions attached to such proposal);

"**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Acquiror or Profico (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect.

"**Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1. (5th Supp), as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Tax-Exempt**" means a person that is exempt from tax under Part I of the Tax Act;

"**Tax-Exempt Shareholder**" means a Profico Shareholder that is exempt from tax under Part I of the Tax Act;

"**Tristone**" means Tristone Capital Inc.;

"**Trust Unit Fair Market Value**" means the weighted average trading price of an Acquiror Trust Unit on the Toronto Stock Exchange for the five trading days immediately preceding the Effective Date, provided that if the Trust Units are not then listed on the Toronto Stock Exchange or if in the opinion of the board of directors of the administrator of the Acquiror, acting reasonably and in good faith, the public distribution or trading activity of Acquiror for that period does not result in a weighted average trading price which reflects the fair market value of

the Acquiror Trust Units, then the Trust Unit Fair Market Value shall be determined by the board of directors of the administrator of the Acquiror, in good faith and in its sole discretion;

"**Trust Unit Rights Incentive Plan**" means Focus' trust unit rights incentive plan;

"**Trustee**" means Valiant Trust Company, the initial trustee of Focus, or such other trustee, from time to time, of Focus;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S;

"**U.S. Person**" means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

"**U.S. Securityholder**" means any Securityholder who is, at the Effective Time, in the United States;

"**Voting Agreements**" means the lock-up agreements entered into by each of the directors and officers of Profico as holders of Profico Securities, pursuant to which such Profico Securityholders agreed to irrevocably vote the Profico Shares and Profico Options owned or controlled by them in favour of the Profico Arrangement Resolution and all other matters to be considered at the Profico Meeting;

"**Voting and Exchange Trustee**" means Valiant Trust Company, as initial trustee under the FLP Voting and Exchange Agreement, or such other person as becomes trustee under the FLP Voting and Exchange Agreement in accordance with such agreement;

"**1933 Act**" or the "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended.

CONVENTIONS

Certain terms used herein are defined in the "*Glossary of Terms*". Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGL	natural gas liquids

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
Bcf	billion cubic feet
GJ	gigajoule

Other

AECO Hub	Natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas
Boe/d	barrel of oil equivalent per day
C$	Canadian dollars
m^3	cubic metres
MBoe	thousand barrels of oil equivalent
MMboe	million barrels of oil equivalent
MM	million
$U.S.	United States dollars
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade
$000s	thousands of dollars

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms".

The Profico Meeting

The Profico Meeting will be held in the Conference Centre, Lower Level, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta on June 26, 2006, at 8:30 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Special Meeting of Profico Securityholders. The business of the Profico Meeting will be: (i) to consider and vote upon the Arrangement Resolution; (ii) to consider and approve the Spur Stock Option Plan; and (iii) to transact such further and other business as may be properly brought before the Profico Meeting or any adjournment thereof. See "*The Arrangement*" and "*Other Matters to be Considered at the Profico Meeting*".

The Focus Meeting

The Focus Meeting will be held in the Conference Centre, Lower Level, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, on June 26, 2006 at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Special Meeting of Focus Unitholders. The business of the Focus Meeting will be: (i) to consider and vote upon the Focus Arrangement Resolution; (ii) to elect Clayton H. Woitas, Chairman, President and Chief Executive Officer of Profico, David P. O'Brien, Chairman of Board of EnCana Corporation and the Royal Bank of Canada, and Jeff S. Lebbert, Vice President, Corporate Development of Profico, as additional directors of FET Resources; (iii) to approve certain amendments to Focus' Trust Unit Rights Incentive Plan to increase the maximum number of Focus Units issuable under such plan to 5% of the total issued and outstanding Focus Units (including Focus Units issuable upon exchange of FET Exchangeable Shares and FLP B Units); and (iv) to transact such further and other business as may properly be brought before the Focus Meeting or any adjournment thereof. See "*The Arrangement*" and "*Other Matters to be Considered at the Focus Meeting*".

The Arrangement

Effect of the Arrangement

Pursuant to the Focus Arrangement, Focus will indirectly acquire all of the issued and outstanding Profico Shares in exchange for approximately $199.1 million in cash (including net proceeds after adjustments from the sale of the NorthSask Assets of approximately $106.3 million) and 41 million Focus Units (or if requested by Eligible Securityholders, 31 million Focus Units and 10 million limited FLP B Units, which are exchangeable for no additional consideration into Focus Units on a one-for-one basis).

Under the proposed Arrangement, holders of Profico Shares will receive: (i) $25.12 in cash; (ii) 5.17 Focus Units or 5.17 FLP B Units, subject to certain restrictions on the maximum number of FLP B Units issuable; (iii) 1.0 Spur Share; and (iv) 1.0 Spur Arrangement Warrant, for each 1.0 Profico Share held.

Profico has also entered into an agreement with an unrelated third party for the sale (the "**NorthSask Sale**") of certain of its producing assets and undeveloped lands in northwest and central Saskatchewan (the "**NorthSask Assets**") for $107.5 million in cash, subject to adjustments. The NorthSask Sale is scheduled to close on June 1, 2006. To the extent that the net proceeds realized by Profico under the NorthSask Sale are less than $107.5 million, the amount of the cash payable under the Arrangement will be reduced on a pro-rata basis by the amount of such shortfall. In addition, if the NorthSask Sale is not completed prior to the Effective Date, the NorthSask Assets will be transferred to NorthSask, a wholly-owned subsidiary of Profico, and Profico Securityholders will receive $11.70 in cash and 1.0 common share of NorthSask for each 1.0 Profico Share instead of the $25.12 in cash that would have been payable to them under the Focus Arrangement and the Plan of Arrangement will be revised to reflect the foregoing.

Holders of Profico Shares who are Eligible Securityholders may elect to receive 5.17 FLP B Units for each Profico Share held or a combination of Focus Units and FLP B Units instead of the 5.17 Focus Units for each Profico Share issuable to them pursuant to the Arrangement. FLP B Units will be exchangeable into Focus Units on a one-for-one basis. A maximum of 10 million FLP B Units will be issued under the Focus Arrangement. If requests for FLP B

Units exceed this maximum, FLP B Units will be prorated among those electing. The FLP B Units are intended to be, to the greatest extent practicable, the economic and voting equivalent of Focus Units, being entitled to the same monthly cash distributions as a Focus Unit and being entitled to vote on Focus matters with holders of Focus Units through the Special Voting Right. **The FLP B Units are not and will not be listed on any stock exchange, are not transferable, except in certain limited circumstances, are not exchangeable until after January 1, 2007 and are redeemable by Focus on or after January 8, 2017 and earlier in certain circumstances.**

Non-Resident and Tax-Exempt holders of Profico Shares and holders who are or a U.S. Person or a person located in the United States will not be entitled to make the election to receive FLP B Units.

The Profico Board has accelerated the vesting of all of the Profico Options which would otherwise vest upon the Arrangement becoming effective pursuant to the Arrangement Agreement. Holders of Profico Options who exercise their Profico Options prior to the Effective Date will participate in the Spur Arrangement on the same basis as holders of Profico Shares. Pursuant to the terms of the Profico Options, holders of Profico Options also have the right to require Profico to purchase their Profico Options at a price per Profico Option equal to the difference between $155.00 and the exercise price for such option. All of Profico's directors and officers holding approximately 33.5% of the total Profico Options outstanding have agreed to the repurchase and cancellation of their Profico Options. Profico Options that have not been exercised prior to the Arrangement will receive cash, Focus Units (or, if elected, a combination of Focus Units and FLP B Units), Spur Shares and Spur Arrangement Warrants based on the number of Profico Shares that would have been received by the holder if such Profico Options had been exercised prior to the Effective Time.

Focus and Profico believe that Profico's assets are well suited to Focus' existing strategy which emphasizes long-term sustainability based upon development of internal opportunities and strategic acquisitions with significant development potential. The Focus Arrangement strengthens Focus operationally while maintaining a strong financial structure. As a result of the Focus Arrangement, Focus is expected to add approximately 46.7 MMboe of proved plus probable reserves, a production base of approximately 14,500 Boe/d comprised of approximately 98% natural gas, over 344,000 net acres of undeveloped land and a multi-year drilling inventory of over 1,000 locations. In addition the Focus Board of Directors will be joined by Clayton H. Woitas, Chairman, President and Chief Executive Officer of Profico; David P. O'Brien, Chairman of the Board of EnCana Corporation and the Royal Bank of Canada; and Jeff S. Lebbert, Vice President, Corporate Development of Profico. Clayton H. Woitas, Jeff S. Lebbert, Margaret A. McKenzie and Spur have also entered into the Non-Competition Agreements which provide that they will not compete with Focus or its affiliated entities in the Shackleton area of Saskatchewan for a period of 18 months from the Effective Date.

The Focus Units presently trade on the TSX under the symbol "FET.UN". On April 24, 2006, Focus announced that the Focus Board had reaffirmed Focus' distribution policy for the second quarter of 2006 at $0.19 per Focus Unit. If the Arrangement is completed on June 27, 2006 as currently scheduled, the first distribution that Profico Securityholders will be entitled to receive will be the distribution anticipated to be paid by Focus to holders of Focus Units of record on June 30, 2006, which is expected to be paid on July 17, 2006. If the Arrangement is not completed on or before June 30, 2006, the amount of cash payable to Profico Securityholders pursuant to the Arrangement will be increased by $0.9823 per Profico Share.

Spur will be a growth and exploration focused natural gas producer. The Spur team will be led by Clayton H. Woitas as Chairman and Ian Currie as President and Chief Executive Officer. In addition to Mr. Woitas and Mr. Currie, the Spur Board of Directors will be comprised of Theodore M. Hanlon, David P. O'Brien and Grant A. Zawalsky. Up to $17 million will be raised through the Spur Management Private Placement and Spur Service Provider Private Placement forming part of the Spur Arrangement. In addition, up to $14.5 million may be raised through the exercise of the Spur Arrangement Warrants which are being issued to the Profico Securityholders pursuant to the Arrangement. Spur also expects to have a bank credit facility in place prior to September, 2006.

For information regarding Focus, FLP and Spur (the securities of which Profico Securityholders will hold following the completion of the Arrangement), see "*Information Concerning Focus Energy Trust*", "*Pro Forma Information of Focus Energy Trust After Giving Effect to the Arrangement*", "*Information Concerning Focus Limited Partnership*", "*Information Concerning Spur Resources Ltd.*", Appendix H, "*Information Concerning Spur Resources Ltd.*" and Appendix K, "*Pro Forma Financial Statements of Focus*".

Arrangement Steps

For a detailed description of the steps of the Arrangement, see "*The Arrangement – Details of the Arrangement – Arrangement Steps*".

Post-Arrangement Structure of Focus

The following diagram illustrates the organizational structure of Focus following the completion of the Arrangement (and assumes the election in full by certain eligible holders of Profico Shares to receive FLP B Units).


Existing Focus Unitholders
37 million Focus Units
31 million Focus Units
Former Profico Securityholders
FET Exchangeable Shareholders
Focus
100% Common Shares
37 million FLP A Units
Exchange Rights
ExchangeCo
General Partner
FCT
31 million FLP A Units
10 million FLP B Units
FET Exchangeable Shares
FLP
100% Common Shares
Class B Units
FET Resources
Amalco
Operating Partnership
Class A Units
100% Units
100%
Focus B.C. Trust
Other FET Entities
99%
Other FET Entities

Notes:

(1) Following the completion of the Arrangement, assuming that the maximum FLP B Units are issued pursuant to the Arrangement and that no Dissent Rights are exercised in connection with the Arrangement, approximately 49% of the outstanding Focus Units will be held by the existing Focus Unitholders and approximately 51% of the outstanding Focus Units (on a diluted basis) will be held by former Profico Securityholders.

(2) FLP B Units are entitled to vote with Focus Unitholders pursuant to the FLP Special Voting Right and are entitled to the same distributions of cash per unit as made on a Focus Unit. **The FLP B Units are not and will not be listed on any stock exchange, are not transferable, except in certain limited circumstances and are not exchangeable into Focus Units until after January 1, 2007. The FLP B Units are also redeemable by Focus under certain circumstances and in any event must be exchanged for Focus Units prior to January 8, 2017.**

(3) The "Other FET Entities" are comprised of various corporations and partnerships owned by Focus or in which it has an interest. For further details on these entities, see page 8 of the Focus AIF and "*Organizational Structure*" in Appendix G attached hereto.

Background to and Reasons of Focus for the Focus Arrangement

Focus' management and the Focus Board regularly review investment opportunities and strategic business plans for Focus. As part of Focus' ongoing review of acquisition alternatives, Focus participated in the Profico strategic alternative process more fully described under "*Background to and Reasons of Profico for the Arrangement*". Focus executed a confidentiality agreement dated December 13, 2005 and was provided with access to the electronic and physical data room established by Profico. As part of this process, Focus submitted a non-binding proposal on February 7, 2006 for the acquisition of a portion of Profico's assets. Focus was advised thereafter that its proposal was not accepted by Profico.

Following the termination by Profico of its formal process, senior management of Profico and Focus held informal discussions relating to a potential transaction. Thereafter the Focus Board authorized management to enter into discussions with Profico with respect to a potential transaction. Following this, Focus retained Scotia Capital for the purpose of providing financial advice and Macleod Dixon LLP for the purpose of providing independent legal advice, each with respect to a potential transaction with Profico.

During the period from March 10, 2006 to April 20, 2006, senior management of Focus and Profico held various meetings to discuss a potential transaction and conduct due diligence. Senior management of Focus conducted internal meetings at which the merits of a potential transaction with Profico were discussed and evaluated. During this period of time, senior management of Focus had numerous meetings and discussions with its financial, legal and tax advisors.

On April 12, 2006 the Focus Board held a meeting to discuss matters relating to a potential transaction with Profico. At this meeting certain members of the Focus Board, namely Messrs. Evans, Brussa and Romanzin declared their conflict of interest in a potential transaction with Profico due to their shareholding in Profico (as well as for Mr. Brussa due to representation by Burnet, Duckworth & Palmer LLP, a law firm of which Mr. Brussa is a partner, of Profico). The Focus Board authorized the formation of the Focus Special Committee to consider a potential transaction with Profico. Thereafter the Focus Special Committee had several discussions with management and Focus' financial, legal and tax advisors with respect to a potential transaction with Profico.

On April 22, 2006 the Focus Special Committee held a meeting to consider the proposed Arrangement. During this meeting, senior management of Focus, the Focus Special Committee and Scotia Capital reviewed the proposed Arrangement and the Focus Special Committee received Scotia Capital's verbal fairness opinion in respect of the proposed Arrangement. The Focus Special Committee resolved to recommend the Arrangement to the Focus Board. Following the conclusion of this meeting, the Focus Board held a meeting at which the Focus Special Committee presented its recommendation and management, the Focus Special Committee and the Focus Board discussed matters relating thereto. Following receipt of the recommendation of the Focus Special Committee and having received the fairness opinion of Scotia Capital, the Focus Board approved the Arrangement Agreement, determined that the Arrangement was in the best interests of Focus and the Focus Unitholders and resolved to recommend that Focus Unitholders vote in favour of approval of the Arrangement.

On April 23, 2006, Focus, AcquisitionCo and Profico entered into the Arrangement Agreement. Concurrently, directors and officers of Profico and their associates who beneficially own, or exercise control or direction over, an aggregate of approximately 31% of the Profico Shares (calculated on a diluted basis) entered into Voting Agreements pursuant to which they agreed to, among other things, vote in favour of the Arrangement Resolution. On April 24, 2006, a press release was issued by Focus and Profico distributed a release to the Profico Securityholders announcing the proposed Arrangement and related matters.

Following the execution of the Arrangement Agreement, senior management of Focus and Profico met on several occasions with their respective financial, legal and accounting advisors to finalize the terms of the Arrangement, and in particular the details arising from the sale of Profico's assets in northwest and central Saskatchewan and the terms of the amended and restated Arrangement Agreement.

On May 24, 2006, the Focus Board approved the amended and restated Arrangement Agreement and the Information Circular and matters relating thereto and reconfirmed its recommendation to Focus Unitholders respecting the Arrangement.

See "*The Arrangement – Background to and Reasons of Focus for the Focus Arrangement*".

Benefits of the Focus Arrangement to Focus Unitholders

The Focus Board believes that there are a number of benefits for Focus Unitholders which are anticipated to result from the Focus Arrangement and the transactions contemplated thereby, including:

- The Profico assets to be acquired are well suited to Focus' existing strategy which emphasizes long-term sustainability based upon development of internal opportunities and strategic acquisitions with significant development potential.
- The transaction strengthens Focus operationally while maintaining a strong financial structure.
- Focus Unitholders will benefit from an increase in property diversification, the ability to pursue a greater range of growth opportunities available to a larger entity, with a shift to a more balanced, year-round operations program.
- The proposed addition of three new board members, Clayton H. Woitas, David P. O'Brien and Jeff S. Lebbert is expected to strengthen and add industry experience to the Focus Board.
- The combined entity will have a greater weighting in the Canadian indices which may lead to increased investor interest.
- The combined resources of Focus and Profico will be significant in terms of drilling opportunities, undeveloped land prospects and property enhancement projects, positioning Focus to more effectively and efficiently develop and enhance its combined asset base.
- It is expected that the enhanced scale of Focus will allow it to more effectively compete for oilfield service resources, generating efficiencies of operation.

See "*The Arrangement – Benefits of the Focus Arrangement to Focus Unitholders*".

Background to and Reasons of Profico for the Arrangement

Profico's management and the Profico Board regularly reviews investment opportunities and strategic business plans for Profico. On September 14, 2005 the Profico Board held its annual strategic plan session to review, among other things, investment opportunities and strategic business plans for Profico. At this meeting the Profico Board also considered a potential settlement of the litigation commenced by Husky Oil Operations Limited against Profico and Clayton H. Woitas. On September 29, 2005, the Profico Board, on the recommendation of a special committee of the Profico Board comprised of Mr. Hanlon and Mr. O'Brien, approved the settlement of the litigation commenced by Husky Oil Operations Limited against Profico and Clayton H. Woitas and Profico entered into a settlement agreement with Husky Oil Operations Limited. The Profico Board also approved the retention of Tristone to provide advice with regard to strategic alternatives available to Profico. The Profico Board determined that it would proceed with a formal process to solicit proposals for strategic alternatives to maximize shareholder value. The Profico Board also authorized the engagement of GLJ to update their report on Profico's reserves to December 31, 2005. The Profico Board met on November 16, 2005 with representatives of senior management of Profico and Tristone and reviewed the status of the strategic alternative process.

On December 12, 2005, Tristone provided an information brochure about Profico to parties who Tristone believed might be interested in pursuing a transaction with Profico or acquiring some or all of Profico's assets. Tristone provided a detailed valuation summary and opened an electronic and physical data room for 23 qualified parties who entered into confidentiality agreements in early January 2006. Under this process non-binding proposals were due on February 7, 2006.

On February 7, 2006 Profico received 13 non-binding proposals, which included proposals to acquire all of the securities of Profico or to acquire all or part of the assets of Profico. On February 10, 2006 the Profico Board met to consider these non-binding proposals, received advice from management and Tristone and authorized management to proceed with negotiations with one of the parties who submitted a non-binding proposal. On March 6, 2006 the Profico Board met with senior management who provided a status update on the process. After considering the status of negotiations, the Profico Board determined that it was in the best interest of Profico and the Profico

Securityholders to terminate the formal process. The Profico Board also authorized management to enter into discussions with certain parties, including Focus, to pursue strategic alternatives.

During the period from March 10, 2006 to April 20, 2006, senior management of Profico and Focus held various meetings to discuss a possible business combination and conduct due diligence. Senior management of Profico conducted internal meetings at which the merits of a possible business combination with Focus were discussed and evaluated. During this period of time, senior management of Profico had numerous meetings and discussions with its financial, legal and tax advisors. During the aforementioned period of time, Mr. Woitas contacted all members of the Profico Board to obtain their views of a possible business combination of Focus and Profico.

On April 21, 2006 the Profico Board held a meeting at which management presented the proposed business combination of Focus and Profico and received Tristone's report on the proposed business combination and received Tristone's verbal fairness opinion in respect of the proposed business combination. Based on the advice of management and Tristone and its assessment of the proposed Arrangement, the Profico Board unanimously endorsed the Arrangement and approved the Arrangement Agreement, unanimously determined that the Arrangement was in the best interests of Profico, the Profico Securityholders, and based on (among other things) the verbal opinion of Tristone, unanimously determined that the Arrangement was fair, from a financial point of view, to Profico Shareholders and Profico Optionholders and resolved unanimously to recommend approval of the Arrangement by Profico Shareholders and Profico Optionholders.

On April 23, 2006, Focus, the Acquiror and Profico entered into the Arrangement Agreement. Concurrently, the directors and officers of Profico and their associates who beneficially own, or exercise control or direction over, an aggregate of approximately 31% of the Profico Shares (calculated on a diluted basis) entered into Voting Agreements pursuant to which they agreed to, among other things, vote in favour of the Profico Arrangement Resolution. On April 24, 2006, a press release was issued by Focus and Profico distributed a release to the Profico Securityholders announcing the proposed Arrangement and related matters.

Following the execution of the Arrangement Agreement, senior management of Profico and the Focus met with one another on numerous occasions and with their respective financial, legal and accounting advisors to finalize the terms of the Arrangement, and in particular the details regarding the sale of Profico's NorthSask Assets and to negotiate the terms of the amended and restated Arrangement Agreement, including the change in the cash consideration to be received by Profico Securityholders.

On May 24, 2006, the Profico Board approved the amended and restated Arrangement Agreement, the Information Circular and Profico's application to the Court for the Interim Order and reconfirmed its recommendation to Profico Securityholders respecting the Arrangement. See "*The Arrangement – Background to and Reasons of Profico for the Arrangement*".

Benefits of the Arrangement to Profico Securityholders

The Profico Board believes that there are a number of benefits for Profico Securityholders which are anticipated to result from the Arrangement, including:

(a) the Arrangement allows Profico Securityholders to maximize the value of the majority of Profico's assets and to continue to participate in Profico's "Shackleton play" through the receipt of an interest in Focus, an established income trust with a strong management team;

(b) the Arrangement provides for improved liquidity for Profico Securityholders through the receipt of $25.12 in cash and units of a publicly traded income trust; and

(c) Profico Securityholders will participate in Spur, which will have significant growth and value upside and will be led by a management team with a proven record of success.

See "*The Arrangement – Benefits of the Arrangement to Profico Securityholders*".

Approvals of Securityholders Required for the Arrangement

Profico Securityholders

Pursuant to the Interim Order, the number of votes required to approve the Arrangement Resolution shall be not less than two thirds of the votes cast by Profico Securityholders, either in person or by proxy, voting together as a single class, at the Profico Meeting. See "*General Proxy Matters – Procedure and Votes Required*".

Focus Unitholders

The Focus Board elected to seek the approval of Focus Unitholders to the Focus Arrangement in view of the significant effect of the Focus Arrangement on Focus. If the Focus Arrangement Resolution is not passed, Focus will not proceed with the Focus Arrangement. The number of votes required to approve the Focus Arrangement Resolution is a majority of the votes cast by Focus Unitholders, either in person or by proxy, at the Focus Meeting. See "*General Proxy Matters – Procedure and Votes Required*".

Focus Fairness Opinion

Focus retained Scotia Capital to, among other things, address the fairness, from a financial point of view, of the consideration payable by Focus pursuant to the Arrangement. In connection with this mandate, Scotia Capital has prepared the Focus Fairness Opinion. The Focus Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of Scotia Capital, as of May 24, 2006, the consideration payable by Focus pursuant to the Arrangement is fair, from a financial point of view, to Focus Unitholders. **The Focus Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.**

A copy of the Focus Fairness Opinion is attached as Appendix E to this Information Circular.

The Focus Special Committee and the Focus Board concur with the views of Scotia Capital and such views were an important consideration in the Focus Board's decision to proceed with the Focus Arrangement. See "*The Arrangement – Focus Fairness Opinion*".

Recommendation of the Focus Board

Following the recommendation of the Focus Special Committee, the members of the Focus Board who voted in respect of the Focus Arrangement unanimously determined that the Focus Arrangement is in the best interest of Focus and Focus Unitholders and recommended approval of the Focus Arrangement and the transactions contemplated thereby by Focus Unitholders. Messrs. Evans, Brussa and Romanzin abstained from voting on the Arrangement.

See "*The Arrangement – Recommendation of the Focus Board*".

Profico Fairness Opinion

The Profico Board retained Tristone to address the fairness, from a financial point of view, of the consideration to be received by the Profico Securityholders pursuant to the Arrangement. In connection with this mandate, Tristone has prepared the Profico Fairness Opinion. The Profico Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of Tristone as of May 25, 2006, the consideration to be received pursuant to the Arrangement is fair, from a financial point of view, to the Profico Shareholders. **The Profico Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.**

A copy of the Profico Fairness Opinion is attached as Appendix F to this Information Circular.

The Profico Board concurs with the views of Tristone and such views were an important consideration in the Profico Board's decision to proceed with the Arrangement. See "*The Arrangement – Profico Fairness Opinion*".

Recommendation of the Profico Board

The Profico Board has unanimously determined that the Arrangement is in the best interest of Profico and the Profico Securityholders, and has, based on (among other things) the fairness opinion of Tristone, unanimously determined that the Arrangement is fair to Profico Securityholders, and unanimously recommends approval of the Arrangement and the transactions contemplated thereby by the Profico Securityholders.

See "*The Arrangement – Recommendation of the Profico Board*".

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See "*The Arrangement – Procedure for the Arrangement Becoming Effective*". An application for the Final Order approving the Arrangement is expected to be made on June 26, 2006 at 1:00 p.m. at the Court House, 611 – 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

Rights of Dissent

Pursuant to the Interim Order, a registered Profico Securityholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Profico Securities held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. **Only registered Profico Securityholders may dissent. Persons who are beneficial owners of Profico Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Profico Securities. Accordingly, a beneficial owner of Profico Securities desiring to exercise Dissent Rights must make arrangements for the Profico Securities beneficially owned by that Profico Securityholder to be registered in the name of the Profico Securityholder prior to the time the written objection to the Profico Arrangement Resolution is required to be received by Profico or, alternatively, make arrangements for the registered holder of such Profico Securities to dissent on behalf of the Profico Securityholder.**

A Dissenting Securityholder must send to Profico a written objection to the Profico Arrangement Resolution, which written objection must be received by Profico, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C. by 4:00 p.m. (Calgary time) on the Business Day prior to the Profico Meeting. No Profico Securityholder who has voted in favour of the Profico Arrangement Resolution shall be entitled to dissent with respect to the Arrangement. A holder of Profico Securities may not exercise the right to dissent in respect of only a portion of such holder's Profico Securities, but may dissent only with respect to all of the Profico Securities held by the holder. See Appendices C and J for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Profico Securities. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, each Dissenting Securityholder who is considering the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix J to this Information Circular and consult their own legal advisor.** See "*The Arrangement - Rights of Dissent*".

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of the parties thereto to complete the Arrangement, that holders of not greater than 5% of the outstanding Profico Shares, in the aggregate, shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date. See "*The Arrangement – Arrangement Agreement – Conditions Precedent to the Arrangement – Mutual Conditions Precedent*".

Focus Energy Trust

Focus Energy Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Focus Trust Indenture. The head and principal office of Focus is located at Suite 3300, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7.

The principal undertaking of Focus is to issue Focus Units and other securities and to acquire and hold securities of subsidiaries, trusts and partnerships, net profits interests, royalties, notes and other interests. Focus' direct and indirect subsidiaries, trusts and partnerships carry on the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto.

Focus may declare payable to the Focus Unitholders all or any part of the net income of Focus. Currently, the only income to be received by Focus is from the interest received on the principal amount of Focus Notes, under the NPI Agreement and distributions made by Focus BC. Focus has been making monthly cash distributions to Focus Unitholders (since October 15, 2002) of the interest income earned from the Focus Notes and the income earned under the NPI Agreement, after expenses, if any, and any cash redemptions of Focus Units. **Cash distributions are not guaranteed.** See "*Distributable Cash*".

Focus makes cash distributions on the 15th day of each month (or the first Business Day thereafter) to holders of Focus Units of record on the immediately preceding Distribution Record Date.

See "*Information Concerning Focus Energy Trust*".

Focus Limited Partnership

FLP will be a limited partnership formed under the laws of Alberta. The head and principal office of FLP will be located at Suite 3300, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7. The General Partner will be the general partner of FLP. The General Partner is wholly owned by Focus. The General Partner will be entitled to receive a distribution in each fiscal year equal to 0.001% of the net income of FLP. The partners of FLP must at all times not be Non-Residents.

See "*Information Concerning Focus Limited Partnership*" and the FLP Limited Partnership Agreement, a complete copy of which is attached as Appendix M.

Profico Energy Management Ltd.

Profico is an unlisted non-distributing corporation incorporated and subsisting pursuant to the provisions of the ABCA. Profico is a natural gas and oil exploration and development company operating primarily in the Province of Saskatchewan. Since 2000, Profico's business plan has been to maximize shareholder value through low cost exploration and exploitation. Profico's head and principal office is at 2250, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 and its registered address is at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Reference is made to Appendix G, "*Information Concerning Profico Energy Management Ltd.*" for a more detailed description of Profico and Profico's assets and securities.

Spur Resources Ltd.

Spur is a private corporation incorporated pursuant to the provisions of the ABCA. Spur will remain an unlisted non-distributing corporation following the Arrangement. The head and principal office of Spur is located at 2250, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 and its registered address is at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The Spur Shares, Spur Arrangement Warrants and the Spur Shares issuable upon exercise of the Spur Arrangement Warrants will be subject to an indefinite hold period and Profico Securityholders will not be permitted to resell the Spur Shares, Spur Arrangement Warrants and the Spur Shares issuable upon exercise of the Spur Arrangement Warrants except in accordance with limited exemptions under applicable securities legislation and regulatory policy until expiry of the applicable hold period and compliance with the other requirements of applicable law. See "*Securities Law Matter – Canada*".

Reference is made to Appendix H, "*Information Concerning Spur Resources Ltd.*" for a more detailed description of Spur, Spur's assets following the Arrangement, the securities of Spur, the directors and officers of Spur and the business to be carried on by Spur following the Arrangement.

Stock Exchange Listings

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the additional Focus Units to be issued pursuant to the Arrangement. The TSX has conditionally approved the listing of Focus Units to be issued pursuant to the Arrangement, subject to Focus fulfilling the requirements of such exchange. The FLP B Units are not and will not be listed on any stock exchange following completion of the Arrangement.

Spur will remain an unlisted non-distributing company following the Arrangement and the Spur Shares and the Spur Arrangement Warrants will not be listed on any stock exchange following the completion of the Arrangement.

See "*The Arrangement – Stock Exchange Listings*".

Other Regulatory Approvals

In addition to the approval of Securityholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained. See "*The Arrangement – Other Regulatory Approvals*".

Procedure for Exchange of Profico Shares

Profico Shareholders not Electing to Receive FLP B Units

In order for Profico Shareholders who do not intend to (or do not qualify to) make the FLP B Unit election described below, to receive the cash payment, Focus Units, Spur Shares and Spur Arrangement Warrants issuable to them pursuant to the Arrangement, they must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal and Election Form) a duly completed Letter of Transmittal and Election Form, together with the certificates representing the holders' Profico Shares. See "*The Arrangement – Procedure for Exchange of Profico Shares*" and "*Advice to Beneficial Holders of Focus Units and Profico Securities*".

FLP B Unit Election

Eligible Securityholders are entitled to elect to receive FLP B Units that will be exchangeable for no additional consideration into Focus Units on a one-for-one basis, or a combination of Focus Units and FLP B Units, instead of the Focus Units issuable to them pursuant to the Arrangement. **Non-Resident and Tax-Exempt holders of Profico Shares and holders who are or a U.S. Person or a person located in the United States will not be entitled to make the election to receive FLP B Units.**

The FLP B Units are not and will not be listed on any stock exchange, are not transferable, except in certain limited circumstances, are not exchangeable until after January 1, 2007, are redeemable by Focus in certain circumstances and must be exchanged on or before January 8, 2017. Profico Shareholders who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form (at the address noted therein) on or before the Election Deadline or do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive FLP B Units, will be deemed to have not elected to receive any FLP B Units. A copy of the Letter of Transmittal and Election Form is enclosed with this Information Circular.

In the event that the aggregate number of FLP B Units elected to be received by Profico Shareholders exceeds 10 million FLP B Units then: (i) the number of FLP B Units to be issued to any Profico Shareholder, subject to rounding, shall be determined by multiplying the total number FLP B Units elected to be received by to such Profico Shareholder by a fraction, the numerator of which is the maximum FLP B Units and the denominator of which is the aggregate number of FLP B Units elected to be received by all Eligible Securityholders; and (ii) the number of Focus Units to be issued to any Profico Shareholder, subject to rounding, shall be determined by multiplying 5.17 Focus Units by the number of Profico Shares of such Profico Shareholder which have not been exchanged for FLP B Units.

Receipt of Spur Shares and Procedure for Exercise of Spur Arrangement Warrants

Following receipt by the Depositary of a duly completed Letter of Transmittal and Election Form, together with the holder's certificates representing Profico Shares and such other documents as may be required thereby, the Depositary will forward by first class mail (postage prepaid) or hold for pick-up the Spur Share certificates to which the holder is entitled in accordance with the instructions provided by the holder in the Letter of Transmittal and Election Form.

Profico Securityholders may elect in the Letter of Transmittal and Election Form to exercise the Spur Arrangement Warrants, or some portion thereof, issuable to them pursuant to the Arrangement, by duly completing the applicable election and forwarding a certified cheque or bank draft or other form of payment approved by Spur for the aggregate exercise price of such Spur Arrangement Warrants to the Depositary in accordance with the instructions provided in the Letter of Transmittal and Election Form. The Depositary will forward by first class mail (postage prepaid) or hold for pick-up the Spur Share certificates to which the holder is entitled to receive upon such exercise as soon as practicable after the Effective Date in accordance with the instructions provided by the holder in the Letter of Transmittal and Election Form.

If a Profico Securityholder does not properly make the election to exercise the Spur Arrangement Warrants as described above, the Depositary will forward by first class mail (postage prepaid) or hold for pick-up the Spur Arrangement Warrant certificates to which a holder is entitled in accordance with the instructions provided by the holder in the Letter of Transmittal and Election Form following receipt by the Depositary of a duly completed Letter of Transmittal and Election Form, together with the holder's certificates representing Profico Shares and such other documents as may be required thereby. In such case, in order to exercise the Spur Arrangement Warrants, or some portion thereof, the holder must, **by no later than 4:30 p.m. (Calgary time) on that date which is 30 days following the Effective Date**, deliver to the Depositary at its offices as specified in the Spur Arrangement Warrant certificate: (i) a duly completed and executed exercise form attached to the Spur Arrangement Warrant certificate representing the Spur Arrangement Warrants being exercised; (ii) a certified cheque or bank draft or other form of payment approved by Spur for the aggregate exercise price; and (iii) the original Spur Arrangement Warrant certificate.

The Spur Arrangement Warrants will expire 30 days following the Effective Date of the Arrangement. A holder of Spur Arrangement Warrants that does not exercise the Spur Arrangement Warrants in accordance with the instructions contained in the Letter of Transmittal and Election Form or the requirements of the Spur Arrangement Warrants will lose all rights to acquire the Spur Shares issuable upon exercise thereof. Profico Securityholders whose Profico Securities are registered in the name of a broker, dealer, bank, trust company or other nominee should contact their nominee and provide instructions to him or her as soon as possible to ensure that their Spur Arrangement Warrants are exercised within the 30 day time limit following the Effective Date of the Arrangement. See "*The Arrangement – Procedure for Exchange of Profico Shares – Procedure for Receipt of Spur Shares and Spur Arrangement Warrants*".

The Spur Arrangement Warrants may only be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person as defined in Rule 902 of Regulation S under the 1933 Act, and is not exercising the Spur Arrangement Warrants for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to Spur to the effect that the exercise of the Spur Arrangement Warrants in the United States or for the account or benefit of a U.S. Person or a person in the United States does not require registration under the 1933 Act or state securities laws. In addition, any Spur Shares issuable upon the exercise of the Spur Arrangement Warrants will be "restricted securities" within the meaning of Rule 144 under the 1933 Act, certificates representing such Spur Shares will bear a legend to that effect, and such Spur Shares may be resold only pursuant to an exemption from the registration requirements of the 1933 Act and state securities laws.

The foregoing is a summary only of the procedure for exercising Spur Arrangement Warrants and reference is made to the Spur Arrangement Warrant certificate for a more detailed description thereof. See also "*The Arrangement – Securities Law Matters – United States*" in this Information Circular.

Certain Canadian Federal Income Tax Considerations

This Information Circular contains a summary of certain Canadian federal income tax consequences generally applicable to Profico Shareholders. The following comments are qualified in their entirety by that summary in the Information Circular. See "*Certain Canadian Federal Income Tax Considerations*".

In the case of Profico Shareholder who is a Resident, the combined Canadian federal income tax consequences of the transactions comprising the Arrangement generally will result in the Profico Shareholder realizing a capital gain (or a capital loss) equal to the amount by which the aggregate fair market value of the Focus Units, FLP B Units and cash received on completion of the Arrangement exceeds (or is less than) the aggregate adjusted cost base of that portion of the holder's Profico Shares which are ultimately exchanged for Focus Units and cash and any reasonable costs of disposition. The portion of the Profico Shares exchanged for Spur Shares will benefit from the tax deferral provisions in the Tax Act. There is a limited opportunity for Electing Eligible Securityholders to receive Focus Units and FLP B Units on a wholly or partially tax-deferred basis if the appropriate elections are filed under the Tax Act in the circumstances described in the Plan.

In the case of a Profico Shareholder who is not a Resident, the combined Canadian federal income tax consequences of the transactions comprising the Arrangement generally will result in the Profico Shareholder realizing a capital gain (or a capital loss) equal to the amount by which the aggregate fair market value of the Focus Units, Spur Shares, Spur Arrangement Warrants and cash received on completion of the Arrangement exceeds (or is less than) the aggregate adjusted cost base of the holder's Profico Shares and any reasonable costs of disposition, unless relief is available to the holder under the provisions of an applicable income tax treaty. Such a Profico Shareholder will be required to notify the CRA of certain transactions in the Arrangement in order to comply with Canadian tax laws. Moreover, there will be withholdings in respect of the consideration otherwise payable to such a Profico Shareholder pending receipt of an acceptable tax clearance certificate. Generally, if an acceptable tax clearance certificate is not received within 30 days after the month which includes the Effective Date, then such withholdings will be remitted to the CRA on behalf of the holder.

A Focus Unitholder who is a Resident will generally be required to include in income for a particular taxation year the portion of the net income of Focus for a taxation year, including net realized taxable capital gains, that is paid or is payable to the Focus Unitholder in the Focus Unitholder's particular taxation year whether such portion is received in cash, additional Focus Units or otherwise. All amounts that Focus pays or credits, or is deemed to pay or credit, to a Focus Unitholder who is not a Resident, which otherwise would be included in the income of such Focus Unitholder (determined in accordance with the Tax Act) will be subject to Canadian withholding tax at a rate of 25% of the gross amount thereof, unless such rate is reduced under an applicable income tax convention.

A Partner generally will be required to include in computing such Partner's income for a particular taxation year the Partner's share of FLP's net income or loss, as the case may be, for a particular fiscal year of FLP ending on or before the Partner's taxation year end, whether or not any of that net income is distributed to the Partner in the taxation year.

This Information Circular does not contain a summary of the non-Canadian income tax consequences, including those relating to the Spur Arrangement or the Focus Arrangement. Persons who may have non-Canadian tax consequences relating to the Spur Arrangement or the Focus Arrangement should consult their tax advisors with respect to such non-Canadian tax consequences, including any associated filing requirements, in the appropriate jurisdictions.

Selected Pro Forma Financial and Operational Information for Focus

The following is a summary of selected pro forma financial and operational information on a consolidated basis of Focus following the completion of the Focus Arrangement for the period indicated. The following should be read in conjunction with the unaudited pro forma consolidated financial statements of Focus and the notes thereto attached as Appendix K to this Information Circular.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

Pro Forma Three Months Ended March 31, 2006

	Focus	Profico Assets to be acquired by Focus	Pro Forma Adjustments	Total
	(unaudited) ($000s)	(unaudited) ($000s)	(unaudited) ($000s)	(unaudited) ($000s)
Oil and natural gas sales – net of royalties	38,221	47,218	-	85,439
Expenses				
Operating	4,912	2,815	-	7,727
Transportation	2,525	1,333	-	3,858
General and administrative	1,621	850	-	2,471
Interest	1,038	401	1,033	2,472
Depletion, depreciation and accretion	13,999	18,140	28,589	60,728
Income before taxes	14,126	23,679	(29,622)	8,183
Current and capital taxes	150	50,487	2,435	53,071
Future income tax recovery	(3,147)	(39,519)	(13,337)	(56,002)
Non-controlling interest-exchangeable shares	345	-	(233)	112
Net income	16,778	12,711	(18,487)	11,002

	Focus	Profico Assets to be acquired by Focus	Total
Average Daily Production			
Natural gas (Mcf/d)	45,137	84,236	129,373
Crude oil & NGLs (Bbls/d)	2,394	317	2,711
Combined (Boe/d)	9,917	14,356	24,273

Pro Forma Year Ended December 31, 2005

	Focus	Profico Assets to be acquired by Focus	Pro Forma Adjustments	Total
	($000s)	(unaudited) ($000s)	(unaudited) ($000s)	(unaudited) ($000s)
Oil and natural gas sales – net of royalties	150,082	159,174	-	309,256
Expenses				
Operating	14,948	8,570	-	23,518
Transportation	9,931	4,924	-	14,855
General and administrative	6,768	5,294	-	12,062
Litigation Settlement	-	60,000	-	60,000
Interest	3,531	864	3,769	8,164
Depletion, depreciation and accretion	54,805	53,515	91,356	199,676
Income before taxes	60,099	26,007	(95,125)	(9,019)
Current and capital taxes	876	19,920	10,044	30,840
Future income tax recovery	(5,678)	7,071	(47,095)	(45,702)
Non-controlling interest – exchangeable shares	1,437	-	(764)	673
Net income	63,464	(984)	(57,310)	5,170

	Focus	Profico Assets to be acquired by Focus	Total
Average Daily Production			
Natural gas (Mcf/d)	44,526	68,406	112,932
Crude oil & NGLs (Bbls/d)	2,542	370	2,912
Combined (Boe/d)	9,963	11,771	21,734

	Focus	Profico Assets to be acquired by Focus	Total
Total Proved Reserves (1)(2)			
Natural gas (MMcf)	145,828	193,315	339,143
NGL (Mbbls)	2,631	-	2,631
Light/medium crude oil (Mbbls)	4,087	240	4,327
Heavy oil (Mbbls)	-	665	665
Combined (Mboe)	31,023	33,124	64,146
Total Proved + Probable Reserves (1)(2)			
Natural gas (MMcf)	187,506	273,401	460,907
NGL (Mbbls)	3,420	-	3,420
Light/medium crude oil (Mbbls)	5,608	240	5,848
Heavy oil (Mbbls)	-	874	874
Combined (Mboe)	40,279	46,680	86,959
Net Undeveloped Land Holdings (acres) (3)	57,000	344,000	401,000

Notes:

(1) Reserves for Focus are from the Focus Report and reserves for Profico are from the Profico Report based on forecast prices.

(2) Reserves are presented as working interest before royalties and are as at December 31, 2005.

(3) Undeveloped land acreage for Focus and Profico (after adjusting for the sale of the NorthSask Assets and the transfer of the Spur Assets) are as at March 31, 2006.

Selected Pro Forma Financial and Operational Information for Spur

The following is a summary of selected pro forma financial and operational information on a consolidated basis of Spur following the completion of the Arrangement for the period indicated. The following should be read in conjunction with the unaudited pro forma consolidated financial statements of Spur and the notes thereto attached as Schedule "A" to Appendix H, "*Information Concerning Spur Resources Ltd.*".

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

	Pro Forma Year Ended December 31, 2005	Pro Forma Three Months Ended March 31, 2006
	(unaudited) ($000s)	(unaudited) ($000s)
Revenue, net of royalties	3,385	784
Expenses		
Production, transportation and administrative	997	226
Depletion, depreciation and amortization	901	217
Stock based compensation	508	127
	2,406	570
Earnings before taxes	979	214
Future income taxes	543	123
Net Earnings	436	91

	Pro Forma Year Ended December 31, 2005	Pro Forma Three Months Ended March 31, 2006
Average Daily Production		
Crude oil & NGLs (Bbls/d)	27	42
Natural gas (Mcf/d)	1,519	1,385
Combined (Boe/d)	280	273
Total Proved Reserves (1)(2) as at December 31, 2005		
Heavy oil (Mbbls) (4)	22	
Natural gas (MMcf)	1,821	
Combined (Mboe)	326	
Total Proved Plus Probable Reserves (1)(2) as at December 31, 2005		
Heavy oil (Mbbls)	25	
Natural gas (MMcf)	2,216	
Combined (MBoe)	394	
Net Undeveloped Land Holdings as at December 31, 2005 (acres) (3)	50,082	

Notes:

(1) Reserves are from the Spur Report based on forecast prices.
(2) Reserves are presented as working interest before royalties.
(3) Undeveloped land acreage for Spur is as at December 31, 2005.
(4) Includes medium and light crude oil.

Risk Factors

Certain risk factors relating to the activities of Focus and its affiliates and the ownership of Focus Units are contained in the management's discussion and analysis of the financial results of Focus as at and for the year ended December 31, 2005 under the heading "*Assessment of Business Risks*", which is incorporated herein by reference. Securityholders should carefully consider these risk factors before making a decision relating to the Arrangement. In addition, see "*Risk Factors*" in the Focus AIF which is also incorporated herein by reference. See also the disclosure under "*Risk Factors*" in Appendix H, "Information Concerning Spur Resources Ltd.". The following is an abbreviated list only of certain risk factors relating to the activities of Focus and Spur and the ownership of Focus Units and Spur Shares which Securityholders should carefully consider before making an investment decision relating to Focus Units or Spur Shares:

- Focus may fail to realize the anticipated benefits of the Focus Arrangement;
- Spur may fail to realize the anticipated benefits of the Arrangement;

- Court approval and other regulatory and Securityholder approvals for the Arrangement may not be obtained;
- actual production and ultimate reserves could be greater or less than the production forecasts and recoverable reserve estimates contained in the Focus Report, the Profico Report and the Spur Report;
- oil and natural gas prices are volatile;
- foreign exchange rates and interest rates may vary;
- the spread between light oil prices and those received for medium and heavy gravity oil may vary;
- the differential between NYMEX and AECO Hub gas prices may vary;
- operational hazards and other uncertainties exist;
- exploitation, development and production risks exist;
- access to services, materials and equipment may vary;
- royalty rates and other regulations may change;
- requirements relating to debt service may change;
- cash distributions may vary;
- future reserves and production depend on success in exploiting the current reserves bases and acquiring or discovering additional reserves;
- future acquisitions, exploitation and development plans for Focus and Spur depend on the availability of debt or equity financing;
- future sales of Focus Units or Spur Shares, as the case may be, may cause dilution;
- environmental risks exist;
- Securityholders must rely on management of Focus and Spur to make decisions in the best interests of Focus and Spur, as the case may be;
- future capital expenditures may impact profitability;
- industry competition exists;
- Focus Units may cease to be listed on the TSX and Spur Shares will not be listed on any stock exchange;
- the present state of Spur's development makes an investment in Spur risky;
- Spur is an unlisted entity and there are restrictions on the ability to transfer the Spur Securities;
- potential conflicts of interest may exist for directors and officers of FET Resources and Spur;
- the structure of Focus may change;
- investment in the Focus Units is risky;

- there is no assurance that income tax laws will not be changed in a manner that affects Focus or Focus Unitholders adversely;
- Focus could cease to qualify as a mutual fund trust;
- certain Focus entities may become taxable, and such taxes may affect the funds available for distribution;
- taxable income payable to Focus Unitholders may exceed the cash distributed to such holders; and
- Unitholder limited liability may be lost.

See "*Risk Factors*".

THE ARRANGEMENT

Background to and Reasons of Focus for the Arrangement

Focus' management and the Focus Board regularly review investment opportunities and strategic business plans for Focus. As part of Focus' ongoing review of acquisition alternatives, Focus participated in the Profico strategic alternative process more fully described under "*Background to and Reasons of Profico for the Arrangement*". Focus executed a confidentiality agreement dated December 13, 2005 and was provided with access to the electronic and physical data room established by Profico. As part of this process, Focus submitted a non-binding proposal on February 7, 2006 for the acquisition of a portion of Profico's assets. Focus was advised thereafter that its proposal was not accepted by Profico.

Following the termination by Profico of its formal process senior management of Profico and Focus held informal discussions relating to a potential transaction. Following this, the Focus Board authorized management to enter into discussions with Profico with respect to a potential transaction. Thereafter Focus retained Scotia Capital for the purpose of providing financial advice and Macleod Dixon LLP for the purpose of providing independent legal advice, each with respect to a potential transaction with Profico.

During the period from March 10, 2006 to April 20, 2006, senior management of Focus and Profico held various meetings to discuss a potential transaction and conduct due diligence. Senior management of Focus conducted internal meetings at which the merits of a potential transaction with Profico were discussed and evaluated. During this period of time, senior management of Focus had numerous meetings and discussions with its financial, legal and tax advisors.

On April 12, 2006 the Focus Board held a meeting to discuss matters relating to a potential transaction with Profico. At this meeting certain members of the Focus Board, namely Mssrs. Evans, Brussa and Romazin, declared their conflict of interest in a potential transaction with Profico due to their shareholding in Profico (as well as for Mr. Brussa due to representation by Burnet, Duckworth & Palmer LLP, a law firm of which Mr. Brussa is a partner, of Profico). The Focus Board authorized the formation of the Focus Special Committee to consider a potential transaction with Profico. Thereafter the Focus Special Committee had several discussions with management and Focus' financial, legal and tax advisors with respect to a potential transaction with Profico.

On April 22, 2006 the Focus Special Committee held a meeting to consider the proposed Arrangement. During this meeting, senior management of Focus, the Focus Special Committee and Scotia Capital reviewed the proposed Arrangement and the Focus Special Committee received Scotia Capital's verbal fairness opinion in respect of the proposed Arrangement. The Focus Special Committee resolved to recommend the Arrangement to the Focus Board. Following the conclusion of this meeting, the Focus Board held a meeting at which the Focus Special Committee presented its recommendation and management, the Focus Special Committee and the Focus Board discussed matters relating thereto. Following receipt of the recommendation of the Focus Special Committee and having received the fairness opinion of Scotia Capital, the Focus Board approved the Arrangement Agreement, determined that the Arrangement was in the best interests of Focus and the Focus Unitholders and resolved to recommend that Focus Unitholders vote in favour of approval of the Arrangement.

On April 23, 2006, Focus, AcquisitionCo and Profico entered into the Arrangement Agreement. Concurrently, directors and officers of Profico and their associates who beneficially own, or exercise control or direction over, an aggregate of approximately 31% of the Profico Shares (calculated on a diluted basis) entered into Voting Agreements pursuant to which they agreed to, among other things, vote in favour of the Arrangement Resolution. On April 24, 2006, a press release was issued by Focus and Profico distributed a release to the Profico Securityholders announcing the proposed Arrangement and related matters.

Following the execution of the Arrangement Agreement, senior management of Focus and Profico met on several occasions with their respective financial, legal and accounting advisors to finalize the terms of the Arrangement, and in particular the details arising from the sale of Profico's assets in northwest and central Saskatchewan and the terms of the amended and restated Arrangement Agreement.

On May 24, 2006, the Focus Board approved the amended and restated Arrangement Agreement and the Information Circular and matters relating thereto and reconfirmed its recommendation to Focus Unitholders respecting the Arrangement.

Benefits of the Focus Arrangement to Focus Unitholders

The Focus Board believes that there are a number of benefits for Focus Unitholders which are anticipated to result from the Focus Arrangement and the transactions contemplated thereby, including:

- The Profico assets to be acquired are well suited to Focus' existing strategy which emphasizes long-term sustainability based upon development of internal opportunities and strategic acquisitions with significant development potential.
- The transaction strengthens Focus operationally while maintaining a strong financial structure.
- Focus Unitholders will benefit from an increase in property diversification, the ability to pursue a greater range of growth opportunities available to a larger entity, with a shift to a more balanced, year-round operations program.
- The proposed addition of three new board members, Clayton H. Woitas, David P. O'Brien and Jeff S. Lebbert is expected to strengthen and add industry experience to the Focus Board.
- The combined entity will have a greater weighting in the Canadian indices which may lead to increased investor interest.
- The combined resources of Focus and Profico will be significant in terms of drilling opportunities, undeveloped land prospects and property enhancement projects, positioning Focus to more effectively and efficiently develop and enhance its combined asset base.
- It is expected that the enhanced scale of Focus will allow it to more effectively compete for oilfield service resources, generating efficiencies of operation.

Background to and Reasons of Profico for the Arrangement

Profico's management and the Profico Board regularly reviews investment opportunities and strategic business plans for Profico. On September 14, 2005 the Profico Board held its annual strategic plan session to review among other things, investment opportunities and strategic business plans for Profico. At this meeting the Profico Board also considered a potential settlement of the litigation commenced by Husky Oil Operations Limited against Profico and Clayton H. Woitas. On September 29, 2005, the Profico Board, on the recommendation of a special committee of the Profico Board comprised of Mr. Hanlon and Mr. O'Brien, approved the settlement of the litigation commenced by Husky Oil Operations Limited against Profico and Clayton H. Woitas and Profico entered into a settlement agreement with Husky Oil Operations Limited. The Profico Board also approved the retention of Tristone to provide advice with regard to strategic alternatives available to Profico. The Profico Board determined that it would proceed with a formal process to solicit proposals for strategic alternatives to maximize shareholder value. The Profico Board also authorized the engagement of GLJ to update their report on Profico's reserves to December 31, 2005. The Profico Board met on November 16, 2005 with representatives of senior management of Profico and Tristone and reviewed the status of the strategic alternative process.

On December 12, 2005, Tristone provided an information brochure relating to Profico to parties who Tristone believed might be interested in pursuing a transaction with Profico or acquiring some or all of Profico's assets. Tristone provided a detailed valuation summary and opened an electronic and physical data room for 23 qualified parties who entered into confidentiality agreements in early January 2006. Under this process non-binding proposals were due on February 7, 2006.

On February 7, 2006 Profico received 13 non-binding proposals, which included proposals to acquire all of the securities of Profico or to acquire all or part of the assets of Profico. On February 10, 2006 the Profico Board met to consider these non-binding proposals, received advice from management and Tristone and authorized management to proceed with negotiations with one of the parties who submitted a non-binding proposal. On March 6, 2006 the Profico Board met with senior management who provided a status update on the process. After considering the status of negotiations, the Profico Board determined that it was in the best interest of Profico and the Profico Securityholders to terminate the formal process. The Profico Board also authorized management to enter into discussions with certain parties, including Focus, to pursue strategic alternatives.

During the period from March 10, 2006 to April 20, 2006, senior management of Profico and Focus held various meetings to discuss a possible business combination and conduct due diligence. Senior management of Profico conducted internal meetings at which the merits of a possible business combination with Focus were discussed and evaluated. During this period of time, senior management of Profico had numerous meetings and discussions with its financial, legal and tax advisors. During the aforementioned period of time, Mr. Woitas contacted all members of the Profico Board to obtain their views of a possible business combination of Focus and Profico.

On April 21, 2006 the Profico Board held a meeting at which management presented the proposed business combination of Focus and Profico and received Tristone's report on the proposed business combination and received Tristone's verbal fairness opinion in respect of the proposed business combination. Based on the advice of management and Tristone and its assessment of the proposed Arrangement, the Profico Board unanimously endorsed the Arrangement and approved the Arrangement Agreement, unanimously determined that the Arrangement was in the best interests of Profico, the Profico Securityholders, and based on (among other things) the verbal opinion of Tristone, unanimously determined that the Arrangement was fair, from a financial point of view, to Profico Shareholders and Profico Optionholders and resolved unanimously to recommend approval of the Arrangement by Profico Shareholders and Profico Optionholders.

On April 23, 2006, Focus, the Acquiror and Profico entered into the Arrangement Agreement. Concurrently, the directors and officers of Profico and their associates who beneficially own, or exercise control or direction over, an aggregate of approximately 31% of the Profico Shares (calculated on a diluted basis) entered into Voting Agreements pursuant to which they agreed to, among other things, vote in favour of the Profico Arrangement Resolution. On April 24, 2006, a press release was issued by Focus and Profico distributed a release to its shareholders announcing the proposed Arrangement and related matters.

Following the execution of the Arrangement Agreement, senior management of Profico and the Focus met with one another on numerous occasions and with their respective financial, legal and accounting advisors to finalize the terms of the Arrangement, and in particular the details regarding the sale of Profico's assets in northwest and central Saskatchewan and to negotiate the terms of the amended and restated Arrangement Agreement, including the change in the cash consideration to be received by Profico Securityholders.

On May 24, 2006, the Profico Board approved the amended and restated Arrangement Agreement, the Information Circular and Profico's application to the Court for the Interim Order and reconfirmed its recommendation to Profico Securityholders respecting the Arrangement.

Benefits of the Arrangement to Profico Securityholders

The Profico Board believes that there are a number of benefits for Profico Securityholders which are anticipated to result from the Arrangement, including:

(a) the Arrangement allows Profico Securityholders to maximize the value of the majority of Profico's assets and to continue to participate in Profico's "Shackleton play" through the receipt of an interest in Focus, an established income trust with a strong management team;

(b) the Arrangement provides for improved liquidity for Profico Securityholders through the receipt of $25.12 in cash and units of a publicly traded income trust; and

(c) Profico Securityholders will participate in Spur, which will have significant growth and value upside and will be led by a management team with a proven record of success.

Effect of the Arrangement

Pursuant to the Focus Arrangement, Focus will indirectly acquire all of the issued and outstanding Profico Shares (including Profico Shares issued upon exercise or deemed exercise of the Profico Options) in exchange for approximately $199.1 million in cash (including net proceeds after adjustments with Focus from the sale of the NorthSask Assets of approximately $106.3 million) and 41 million Focus Units (or if requested by certain eligible holders of Profico Shares, 31 million Focus Units and 10 million limited FLP B Units, which are exchangeable for no additional consideration into Focus Units on a one-for-one basis).

Under the proposed Arrangement, holders of Profico Shares will receive: (i) $25.12 in cash; (ii) 5.17 Focus Units or 5.17 FLP B Units, subject to certain restrictions on the maximum number of FLP B Units issuable; (iii) 1.0 Spur Share; and (iv) 1.0 Spur Arrangement Warrant, for each 1.0 Profico Share held.

Profico has also entered into an agreement with an unrelated third party for the sale (the "**NorthSask Sale**") of certain of its producing assets and undeveloped lands in northwest and central Saskatchewan (the "**NorthSask Assets**") for $107.5 million in cash, subject to adjustments. The NorthSask Sale is scheduled to close on June 1, 2006. To the extent that the net proceeds realized by Profico under the NorthSask Sale are less than $107.5 million, the amount of the cash payable under the Arrangement will be reduced on a pro-rata basis by the amount of such shortfall. In addition, if the NorthSask Sale is not completed prior to the Effective Date, the NorthSask Assets will be transferred to NorthSask, a wholly-owned subsidiary of Profico, and Profico Securityholders will receive $11.70 in cash and 1.0 common share of NorthSask for each 1.0 Profico Share instead of the $25.12 in cash that would have been payable to them under the Focus Arrangement and the Plan of Arrangement will be revised to reflect the foregoing.

Holders of Profico Shares who are Eligible Securityholders may elect to receive 5.17 FLP B Units that will be exchangeable into Focus Units on a one-for-one basis or a combination of Focus Units and FLP B Units instead of the 5.17 Focus Units issuable to them pursuant to the Arrangement. A maximum of 10 million FLP B Units will be issued under the Focus Arrangement. If requests for FLP B Units exceed this maximum, FLP B Units will be prorated among those electing. The FLP B Units are intended to be, to the greatest extent practicable, the economic and voting equivalent of Focus Units, being entitled to the same monthly cash distributions as a Focus Unit and being entitled to vote on Focus matters with holders of Focus Units through the Special Voting Right. **The FLP B Units are not and will not be listed on any stock exchange, are not transferable, except in certain limited circumstances and are not exchangeable into Focus Units until after January 1, 2007. The FLP B Units are also redeemable by Focus under certain circumstances and in any event must be exchanged for Focus Units prior to January 8, 2017.**

The election by a holder of Profico Shares to acquire FLP B Units may have income tax or other consequences to that Profico Shareholder which are not described in the enclosed materials and Profico and Focus provide no representation as to the tax consequences of such election. Any holder of Profico Shares considering the use of this election is urged to consult his or her own legal and tax advisors with respect to the consequences (tax or otherwise) associated with electing this alternative. Non-Resident and Tax-Exempt holders of Profico Shares and holders who are or a U.S. Person or a person located in the United States will not be entitled to make the election to receive FLP B Units.

The Profico Board has accelerated the vesting of all of the Profico Options which would otherwise vest upon the Arrangement becoming effective pursuant to the Arrangement Agreement. Holders of Profico Options who exercise their Profico Options prior to the Effective Date will participate in the Spur Arrangement on the same basis as holders of Profico Shares. Pursuant to the terms of the Profico Options, holders of Profico Options also have the right to require Profico to purchase their Profico Options at a price per Profico Option equal to the difference between $155.00 and the exercise price for such option. All of Profico's directors and officers holding approximately 33.5% of the total Profico Options outstanding have agreed to the repurchase and cancellation of their Profico Options. Profico Options that have not been exercised prior to the Arrangement will receive cash, Focus Units (or, if elected, a combination of Focus Units and FLP B Units), Spur Shares and Spur Arrangement Warrants based on the number of Profico Shares that would have been received by the holder if such Profico Options had been exercised prior to the Effective Time.

Focus and Profico believe that Profico's assets are well suited to Focus' existing strategy which emphasizes long-term sustainability based upon development of internal opportunities and strategic acquisitions with significant development potential. The Focus Arrangement strengthens Focus operationally while maintaining a strong financial structure. As a result of the Focus Arrangement, Focus is expected to add approximately 46.7 MMboe of proved plus probable reserves, a production base of approximately 14,500 Boe/d comprised of approximately 98% natural gas, over 344,000 net acres of undeveloped land and a multi-year drilling inventory of over 1,000 locations. In addition the Focus Board of Directors will be joined by Clayton H. Woitas, Chairman, President and Chief Executive Officer of Profico; David P. O'Brien, Chairman of the Board of EnCana Corporation and the Royal Bank of Canada; and Jeff S. Lebbert, Vice President, Corporate Development of Profico. Clayton H. Woitas, Jeff S. Lebbert, Margaret A. McKenzie and Spur have also entered into the Non-Competition Agreements which provide that they will not compete with Focus or its affiliated entities in the Shackleton area of Saskatchewan for a period of 18 months from the Effective Date.

The Focus Units presently trade on the TSX under the symbol "FET.UN". On April 24, 2006, Focus announced that the Focus Board had reaffirmed Focus' distribution policy for the second quarter of 2006 at $0.19 per Focus Unit. If the Arrangement is completed on June 27, 2006 as currently scheduled, the first distribution that Profico Securityholders will be entitled to receive will be the distribution anticipated to be paid by Focus to holders of Focus Units of record on June 30, 2006, which is expected to be paid on July 17, 2006. If the Arrangement is not completed on or before June 30, 2006, the amount of cash payable to Profico Securityholders pursuant to the Arrangement will be increased by $0.9823 per Profico Share.

Spur will be a growth and exploration focused natural gas producer. The Spur team will be led by Clayton H. Woitas as Chairman and Ian Currie as President and Chief Executive Officer. In addition to Mr. Woitas and Mr. Currie, the Spur Board of Directors will be comprised of Theodore M. Hanlon, David P. O'Brien and Grant A. Zawalsky. Up to $17 million will be raised through the Spur Management Private Placement and Spur Service Provider Private Placement forming part of the Spur Arrangement. In addition, up to $14.5 million may be raised through the exercise of the Spur Arrangement Warrants which are being issued to the Profico Securityholders pursuant to the Arrangement. Spur also expects to have a bank credit facility in place prior to September, 2006.

As a result of Profico Shares being exchanged for Focus Units and/or FLP B Units and the distribution of Spur Shares and Spur Arrangement Warrants pursuant to the Arrangement, the nature of a Profico Shareholder's investment will be changed. For information regarding Focus and Spur (the securities of which Profico Securityholders will hold following the completion of the Arrangement), see "*Information Concerning Focus Energy Trust*", "*Pro Forma Information of Focus Energy Trust After Giving Effect to the Arrangement*", "*Information Concerning Focus Limited Partnership*", "*Information Concerning Spur Resources Ltd.*", Appendix H, "*Information Concerning Spur Resources Ltd.*" and Appendix K, "*Pro Forma Financial Statements of Focus*".

Details of the Arrangement

Arrangement Steps

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

Spur Arrangement

Commencing at the Effective Time of the Spur Arrangement, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided therein:

(a) the Profico Shares and Profico Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Profico (free of any claims) and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Profico other than the right to be paid the fair value of their Profico Shares or Profico Options in accordance with Article 5 of the Plan of Arrangement;

(b) the Spur Conveyance shall become effective and Spur shall deliver the Spur Note to Profico in satisfaction of the purchase price, subject to the post closing adjustments contemplated by the Spur Conveyance;

(c) Spur shall complete the Spur Private Placement;

(d) the Profico New Common Shares, the Profico Preferred A Shares and the Profico Preferred B Shares shall be created as new classes of shares of Profico and each Profico Share held by a Profico Shareholder that is not a Non-Resident Shareholder will be exchanged pursuant to a reorganization of the capital of Profico for one (1) Profico New Common Share and one (1) Profico Preferred A Share and the stated capital of each:

    (i) Profico Preferred A Share shall be set at the paid-up capital of each Profico Share exchanged less the Profico New Common Share Stated Value; and

(ii) Profico New Common Share shall initially be set at $1.212 (the "**Profico New Common Share Stated Value**"); and

such Profico Shares surrendered on exchange shall be cancelled;

(e) each Profico Share held by a Non-Resident Shareholder will be exchanged pursuant to a reorganization of the capital of Profico for one (1) Profico Preferred A Share and one (1) Profico Note and each Profico Share held by such Non-Resident Shareholders shall be cancelled;

(f) all unexercised Profico Options will be cancelled and the Profico Optionholders thereof shall be entitled to receive from Profico:

(i) one (1) Profico New Common Share; and

(ii) that fraction of a Profico Preferred A Share calculated using the following formula:

$$= \frac{\$155.00 - \text{Exercise Price of the Profico Option} - \$1.212}{\$155.00 - \$1.212}$$

for each Profico Option;

(g) each Profico New Common Share will be transferred to Spur in exchange for one (1.0) Spur Share and the one Spur Share held by Profico shall be cancelled and Spur shall pay Profico the sum of $1.212 in consideration of such cancellation;

(h) Spur Arrangement Warrants will be granted to each holder of Spur Shares on the basis of one (1.0) Spur Arrangement Warrant for each one (1.0) Spur Share held;

(i) each Profico New Common Share will be exchanged for one (1.0) Profico Preferred B Share and such Profico New Common Shares exchanged shall be cancelled;

(j) each Profico Preferred B Share will be transferred by Spur to Profico in exchange for the Share Note and such Profico Preferred B Shares exchanged shall be cancelled;

(k) each Profico Note shall be exchanged with Spur for one (1.0) Spur Share and one (1.0) Spur Arrangement Warrant;

(l) that portion of the Spur Note payable to the Profico Partnership shall be transferred by the Profico Partnership to Profico in exchange for a non-interest bearing unsecured demand promissory note of Profico payable to the Profico Partnership of like amount;

(m) that portion of the Spur Note equal to the principal amount of the Share Note and the Profico Note shall be transferred by Profico to Spur in exchange for the Share Note and Profico Note held by Spur;

(n) Spur shall settle the remaining unpaid principal amount of the Spur Note by delivering to Profico a payment in cash and shall pay in cash the estimated post closing adjustments under the Spur Conveyance; and

(o) the stated capital account of the Spur Shares shall be reduced by the amount of the deficit as shown on the balance sheet of Spur as at the Effective Time without the payment of any consideration..

Focus Arrangement

Commencing at the Effective Time of the Focus Arrangement, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) subject to certain withholding obligations, Profico Preferred A Shares held by Non-Resident Shareholders shall be transferred to, and acquired by, AcquisitionCo free and clear of all liens, claims and encumbrances on the basis that each such Profico Preferred A Share shall be exchanged with AcquisitionCo for:

(i) 5.17 AcquisitionCo Notes, Series 1; and

(ii) one (1) AcquisitionCo Note, Series 2;

for each Profico Preferred A Share;

(b) the Acquiror shall issue to FCT that number of Acquiror Trust Units to be exchanged by FLP pursuant to paragraph (h) below in exchange for the issue to the Acquiror by FCT of that principal amount of FCT Notes equal to the product of: (i) that number of Acquiror Trust Units issued multiplied by; (ii) the Trust Unit Fair Market Value;

(c) FCT shall transfer to FLP the Acquiror Trust Units received by FCT in the immediately preceding step in exchange for the issue to FCT of FLP A Units on the basis of one FLP A Unit for each Acquiror Trust Unit received by FLP;

(d) subject to Sections 4.3 and 4.4 of the Plan of Arrangement, Profico Preferred A Shares held by each Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Profico Preferred A Shares shall be transferred to, and acquired by, AcquisitionCo free and clear of all liens, claims and encumbrances in exchange for the issue to the Eligible Securityholder by AcquisitionCo of:

(i) either:

(A) 5.17 AcquisitionCo Common Shares; or

(B) 5.17 AcquisitionCo Notes, Series 1; and

(ii) one (1) AcquisitionCo Note, Series 2,

for each Profico Preferred A Share held;

(e) the Acquiror Other Assets Conveyance shall become effective;

(f) Profico Preferred A Shares in respect of which paragraph (d) above does not apply shall be transferred to, and acquired by, AcquisitionCo free and clear of all liens, claims and encumbrances on the basis that each such Profico Preferred A Share shall be exchanged with AcquisitionCo for:

(i) 5.17 AcquisitionCo Notes, Series 1; and

(ii) one (1) AcquisitionCo Note, Series 2,

for each Profico Preferred A Share;

(g) each AcquisitionCo Common Share (other than the AcquisitionCo Common Shares held by the Acquiror) shall be exchanged with FLP for the issuance of one (1.0) FLP B Unit for each AcquisitionCo Common Share and each AcquisitionCo Common Share held by the Acquiror shall be exchanged with FLP for a cash payment to the Acquiror of an amount equal to the Trust Unit Fair Market Value multiplied by the number of AcquisitionCo Common Shares held by the Acquiror;

(h) each AcquisitionCo Note, Series 1 shall be exchanged with FLP for one (1.0) Acquiror Trust Unit;

(i) the Acquiror shall issue the FLP Special Voting Right;

(j) AcquisitionCo and Profico shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i) the stated capital of all of the shares of AcquisitionCo and Profico shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

(ii) the articles of Amalgamation shall be the same as the articles of AcquisitionCo and the name of AmalgamationCo shall be "FET SaskGas Ltd.";

(iii) the shares of Profico shall be cancelled without any repayment of capital;

(iv) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi) any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii) any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii) a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

(xi) the first directors of AmalgamationCo shall be the directors of AcquisitionCo;

(xii) the first officers of AmalgamationCo shall be the officers of AcquisitionCo; and

(xiii) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo;

(k) the AmalgamationCo Conveyance shall become effective and the Operating Partnership shall deliver Class A Partnership Units of the Operating Partnership to AmalgamationCo in satisfaction of the purchase price subject to the post closing adjustments contemplated by the AmalgamationCo Conveyance and the Operating Partnership shall deliver Class A Partnership Units of the Operating Partnership and the Class B Partnership Units of the Operating Partnership to FLP for the cash consideration contemplated by the Amalgamation Co Conveyance;

(l) Operating Partnership shall loan to AmalgamationCo the balance of the funds necessary to enable AmalgamationCo to satisfy its obligations under paragraph (m) and such loan will be evidenced by an interest bearing unsecured promissory note of Operating Partnership; and

(m) AmalgamationCo shall settle all of the AcquisitionCo Note, Series 2 by delivering the full principal amount to Valiant Trust Company, as the trustee under the AcquisitionCo Note Trust Indenture, for payment to the holders of such notes.

Post-Arrangement Structure of Focus

The following diagram illustrates the organizational structure of Focus following the completion of the Arrangement (and assumes the election in full by certain eligible holders of Profico Shares to receive FLP B Units).


Existing Focus Unitholders
37 million Focus Units
31 million Focus Units
Former Profico Securityholders
FET Exchangeable Shareholders
Focus
37 million FLP A Units
100% Common Shares
Exchange Rights
ExchangeCo
General Partner
FCT
31 million FLP A Units
10 million FLP B Units
FET Exchangeable Shares
FLP
100% Common Shares
Class B Units
FET Resources
Amalco
Class A Units
Operating Partnership
100% Units
Focus B.C. Trust
100%
Other FET Entities
99%
Other FET Entities

Notes:

(1) Following the completion of the Arrangement, assuming that the maximum FLP B Units are issued pursuant to the Arrangement and that no Dissent Rights are exercised in connection with the Arrangement, approximately 49% of the outstanding Focus Units will be held by the existing Focus Unitholders and approximately 51% of the outstanding Focus Units (on a diluted basis) will be held by former Profico Securityholders.

(2) FLP B Units are entitled to vote with Focus Unitholders pursuant to the FLP Special Voting Right and are entitled to the same distributions of cash per unit as made on a Focus Unit. **The FLP B Units are not and will not be listed on any stock exchange, are not transferable, except in certain limited circumstances and are not exchangeable into Focus Units until after January 1, 2007. The FLP B Units are also redeemable by Focus under certain circumstances and in any event must be exchanged for Focus Units prior to January 8, 2017.**

(3) The "Other FET Entities" are comprised of various corporations and partnerships owned by Focus or in which it has an interest. For further details on these entities, see page 8 of the Focus AIF and "*Organizational Structure*" in Appendix G attached hereto.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Focus, AcquisitionCo and Profico and various conditions precedent, both mutual and with respect to each of Focus, AcquisitionCo and Profico.

The following is a summary of certain provisions of the Arrangement Agreement. The Arrangement Agreement is attached as Appendix D to this Information Circular and reference is made thereto for the full text thereof.

Mutual Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, each of Focus, AcquisitionCo and Profico has agreed to certain non-solicitation covenants, as summarized below.

(a) Each Party shall immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any of its officers, directors, employees, advisors, representatives and agents ("**Representatives**")), if any, with any parties initiated before the date of the Arrangement Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) None of the Parties shall, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following through any Representative or otherwise:

(i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) or take any action to solicit, initiate, knowingly encourage or facilitate any inquiries, communication or proposals regarding an Acquisition Proposal or potential Acquisition Proposal;

(ii) participate in any negotiations or discussions regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal or potential Acquisition Proposal;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

(iv) withhold, withdraw or modify in a manner adverse to the other Party, the approval of the Board of Directors of the other Party, if applicable, of the transactions contemplated hereby;

(v) approve or recommend any Acquisition Proposal or potential Acquisition Proposal; or

(vi) cause such Party to enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal;

provided however that, notwithstanding the preceding part of this paragraph (b) and any other provision of the Arrangement Agreement, nothing shall prevent the Board of Directors of a Party prior to the approval of the Arrangement Resolution by the Profico Securityholders at the Profico Meeting or the approval of the Arrangement and the other matters to be considered at the Acquiror Meeting by the Acquiror Unitholders at the Acquiror Meeting, as the case may be, from considering, participating in discussions or negotiations in respect of or responding to an unsolicited bona fide written Acquisition Proposal from any person (but, subject to Section 5.6 of the Arrangement Agreement, not approve, recommend, accept or enter into any agreement, arrangement or understanding with respect to such Acquisition Proposal), provided that: (A) the Board of Directors of such Party determines in good faith, after consultation with financial and outside legal advisors, that the Acquisition Proposal is a Superior Proposal; (B) the Board of Directors of such Party after consultation with outside legal advisors, determines in good faith it is necessary for such Board of Directors to take such action in order to avoid breaching its fiduciary duties; and (C) prior to entering into discussions or negotiations with any person regarding the Superior Proposal, such Party notifies the other Parties of its determination that such Acquisition Proposal constitutes a Superior Proposal;

(c) Each Party agrees not to release any third party from any confidentiality or standstill agreement to which such third party is a party, or modify or waive the terms thereof except pursuant to Section 5.6(a) of the Arrangement Agreement;

(d) Promptly, and in any event within 24 hours, after the receipt by any Representatives of a Party (for purposes of Section 5.5(d) of the Arrangement Agreement a "**Receiving Party**") of any bona fide written Acquisition Proposal, or any material amendments to such Acquisition Proposal, or any request for non-public information relating to such Party or any material Subsidiary, the Receiving Party shall notify the other Parties at first orally and then in writing. Such written notice shall include a description of the terms and conditions of any inquiry or Acquisition Proposal or any amendment thereto, the identity of the person making such inquiry or Acquisition Proposal and provide such other details of the Acquisition Proposal or inquiry as the other Parties may reasonably request, including a copy of any written Acquisition Proposal. The Receiving Party shall, upon request of the other Parties, promptly inform the other Parties of the status, including any change to the material terms, of any such Acquisition Proposal;

(e) If, prior to the approval of the Arrangement Resolution by the Profico Securityholders at the Profico Meeting or the approval of the Arrangement and the other matters to be considered at the Acquiror Meeting by the Acquiror Unitholders at the Acquiror Meeting, Profico or Acquiror or AcquisitionCo receives a request for material non-public information from a person who proposes an Acquisition Proposal in respect of Profico or Acquiror (the existence and content of which have been disclosed to Profico or Acquiror and AcquisitionCo, as the case may be), and the Board of Directors of Profico or Acquiror determines that such proposal is a Superior Proposal pursuant to Section 5.6(a) of the Arrangement Agreement then, and only in such case, the Board of Directors of Profico or Acquiror, as applicable, may, subject to the execution of a confidentiality agreement, provide such person with access to information regarding Profico or Acquiror and AcquisitionCo; provided, however, that:

(i) such Party sends a copy of any such confidentiality agreement to the other Parties immediately upon its execution;

(ii) if the confidentiality agreement in question contains standstill or confidentiality provisions that are less restrictive than the comparable provisions, or omits restrictive provisions, contained in the Confidentiality Agreement, then the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provisions or to omit such restrictive provisions, as the case may be; and

(iii) the other Parties are provided with a list of, and access to, the information, if any, provided to such person that was not previously provided to the other Parties;

(f) Profico or Acquiror, as the case may be, shall reaffirm its recommendation to vote in favour of the Arrangement by press release promptly after:

(i) any Acquisition Proposal which is publicly announced has been determined not to be a Superior Proposal; or

(ii) Profico, Acquiror and AcquisitionCo enter into an amended Agreement; and

(g) Each Party shall ensure that its Representatives and its Subsidiaries are aware of the provisions of Section 5.5 of the Arrangement Agreement, and it shall be responsible for any breach of Section 5.5 of the Arrangement Agreement by its financial advisors or other advisors or representatives.

(h) Each Party also covenants that:

(i) it shall not enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.5(e) of the Arrangement Agreement) (a "**Proposed Agreement**") on the basis that it would constitute a Superior Proposal; and

(ii) its Board of Directors will not withdraw, modify or change its recommendation concerning the Arrangement after the public announcement of an Acquisition Proposal that is a Superior Proposal in respect of which no Proposed Agreement has been or is proposed to be entered into (an "**Announced Acquisition Proposal**") or recommend any Announced Acquisition Proposal,

unless: (A) it has provided the other Parties with written notice that its Board of Directors has determined that it has received a Superior Proposal and, in the case of clause (a)(i) above, it has provided the other Parties with a copy of any Proposed Agreement executed by the party making such Superior Proposal not less than three business days prior to the proposed execution by such Party, and in the case of clause (a)(ii) above, it has provided the other Parties with not less than three business days written notice that its Board of Directors intends to withdraw, modify or change its recommendation regarding the Arrangement following the public announcement of an Announced Acquisition Proposal or to recommend any Announced Acquisition Proposal (either such three business day period, the "**Notice Period**"); (B) it has complied with Section 5.5 of the Arrangement Agreement with respect thereto; (C) the approval of the Arrangement by the Profico Securityholders or the Acquiror Unitholders, as the case may be, has not yet occurred; (D) it has complied with the provisions of Section 5.6(b) of the Arrangement Agreement; and (E) before entering to any Proposed Agreement, the Arrangement Agreement shall have been terminated pursuant to Section 8.1(e) or 8.1(i) of the Arrangement Agreement.

(i) During the Notice Period (as defined above), each Party acknowledges that the other Parties shall have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement Agreement and the Arrangement. The Board of Directors of each Party will review any offer by the other Parties to amend the terms of the Arrangement Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether such Parties' offer upon acceptance by the other Parties would result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of such Party so determines, it will enter into an amended Agreement with the other Parties reflecting such amended proposal. If:

(i) the other Parties do not offer to amend the terms of the Arrangement Agreement and the Arrangement; or

(ii) the Board of Directors of such Party determines, in good faith and after consultation with its financial and legal advisors that such Superior Proposal continues to be a Superior Proposal and therefore rejects the other Parties amended proposal;

and such Party has complied with the other requirements of Section 5.5, such Party shall be entitled to enter into the Proposed Agreement and withdraw, modify or change its recommendation concerning the Arrangement and recommend the Superior Proposal.

(j) If a Party provides the other Parties with notice under Section 5.6(a) of the Arrangement Agreement on a date that is less than five business days before the date of the Profico Meeting or the Acquiror Meeting, as the case may be, subject to the Focus Trust Indenture or applicable Laws, as the case may be, such Party shall use its commercially reasonable efforts to postpone or adjourn the Profico Meeting or the Acquiror Meeting, as applicable, to a date that is at least five business days but not more than 10 business days after the scheduled date of the Profico Meeting or the Acquiror Meeting, as applicable.

(k) Each Party also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 5.6(a) to initiate an additional three business day notice period.

Termination Fees

Focus Termination Fee

If at any time after the execution of the Arrangement Agreement and prior to its termination:

(a) the Arrangement Agreement is terminated by Profico pursuant to Section 8.1(e) thereof; or

(b) the Arrangement Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(c) thereof;

(c) the Arrangement Agreement is terminated by Acquiror, AcquisitionCo or Profico pursuant to Section 8.1(d) or 8.1(f) thereof and

(i) after the date of the Arrangement Agreement and prior to such termination (in the case of Section 8.1(f) thereof) or prior to the date of the Profico Meeting (in the case of Section 8.1(d) thereof), an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date; and

(ii) concurrently with such termination or within 12 months following such termination, Profico enters into or submits to the Profico Securityholders for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated,

(d) the Arrangement Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(b) thereof as a result of Profico breaching any of its representations, warranties or covenants made in the Arrangement Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Profico or materially impedes the completion of the Arrangement, and Profico fails to cure such breach within five business days after receipt of written notice thereof from Acquiror (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006), or

(e) the Arrangement Agreement is terminated by Acquiror and AcquisitionCo or by Profico if the Profico Meeting shall have been held and completed and the approval of the Arrangement by Profico Securityholders required by Section 6.1(b) shall not have occurred,

(each of the above being a "**Acquiror Damages Event**"), then Profico shall pay to Acquiror, in the case of: (a) prior to termination of the Arrangement Agreement; or (b), (d) and (e) within five business days following the termination of the Arrangement Agreement; or (c) within five business days of the consummation of the Acquisition Proposal, $40 million (other than Subsection 8.2(e) which shall be $10 million) (the "**Acquiror Termination Fee**") in immediately available funds to an account designated by Acquiror. Profico shall not be obligated to make payments pursuant to this Section 8.2 in aggregate exceeding $40 million.

Profico Termination Fee

If at any time after the execution of the Arrangement Agreement and prior to its termination:

(a) the Arrangement Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(i) thereof; or

(b) the Arrangement Agreement is terminated by Profico pursuant to Section 8.1(g) thereof;

(c) the Arrangement Agreement is terminated by Acquiror, AcquisitionCo or Profico pursuant to Section 8.1(h) or 8.1(j) thereof and

(i) after the date of the Arrangement Agreement and prior to such termination (in the case of Section 8.1(j)) or prior to the date of the Acquiror Meeting (in the case of Section 8.1(h) thereof), an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date; and

(ii) concurrently with such termination or within 12 months following such termination, Acquiror or AcquisitionCo enters into or submits to the Acquiror Unitholders for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated,

(d) the Arrangement Agreement is terminated by Profico pursuant to Section 8.1(b) thereof as a result of Acquiror or AcquisitionCo breaching any of its representations, warranties or covenants made in the Arrangement Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Acquiror or materially impedes the completion of the Arrangement, and Acquiror or AcquisitionCo fails to cure such breach within five business days after receipt of written notice thereof from Profico (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006), or

(e) the Arrangement Agreement is terminated by Acquiror and AcquisitionCo or by Profico if the Acquiror Meeting shall have been held and completed and the approval of the Arrangement by Acquiror Unitholders required by Section 6.1(c) thereof shall not have occurred,

(each of the above being a "**Profico Damages Event**"), then Acquiror shall pay to Profico, in the case of: (a) prior to termination of the Arrangement Agreement; or (b), (d) and (e) within five business days following the termination of the Arrangement Agreement; or (c) within five business days of the consummation of the Acquisition Proposal, $40 million (other than Subsection 8.3(e) which shall be $10 million) (the "**Profico Termination Fee**") in immediately available funds to an account designated by Profico. Acquiror shall not be obligated to make payments pursuant to this Section 8.3 in aggregate exceeding $40 million.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of the Parties;

(b) as provided in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement, subject to Section 6.4;

(c) by Acquiror and AcquisitionCo if, prior to the Effective Time, the Board of Directors of Profico shall have:

(i) withdrawn, withheld, qualified or modified in a manner adverse to Acquiror its recommendation of the Arrangement and the Arrangement Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days after public announcement of an Acquisition Proposal shall be considered an adverse modification);

(ii) approved or recommended any Acquisition Proposal;

(iii) after a period of five business days after public announcement of an Acquisition Proposal the Board of Directors of Profico shall have failed to reaffirm its recommendation of the Arrangement and the Arrangement Agreement as promptly as practicable but in any event within five business days after receipt of any written request to do so from Acquiror;

(d) by Acquiror and AcquisitionCo or by Profico if the Profico Meeting shall have been held and completed and the approval of the Arrangement by Profico Securityholders required by Section 6.1(b) of the Arrangement Agreement shall not have occurred;

(e) subject to prior payment by Profico to AcquisitionCo of the amount payable under Section 8.2 of the Arrangement Agreement, by Profico in the circumstances specified in Section 5.6 of the Arrangement Agreement;

(f) by Acquiror and AcquisitionCo if the Profico Meeting has not occurred on or before July 31, 2006;

(g) by Profico if, prior to the Effective Time, the Board of Directors of the administrator of Acquiror shall have:

(i) withdrawn, withheld, qualified or modified in a manner adverse to Profico its recommendation of the Arrangement and the Arrangement Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days after public announcement of an Acquisition Proposal shall be considered an adverse modification);

(ii) approved or recommended any Acquisition Proposal;

(iii) after a period of five business days after public announcement of an Acquisition Proposal the Board of Directors shall have failed to reaffirm its recommendation of the Arrangement and the

Arrangement Agreement as promptly as practicable but in any event within five business days after receipt of any written request to do so from Profico;

(h) by Profico, or by Acquiror and AcquisitionCo if the Acquiror Meeting shall have been held and completed and the approval of the Arrangement by Acquiror Unitholders required by Section 6.1(c) of the Arrangement Agreement shall not have occurred;

(i) subject to prior payment by Acquiror or AcquisitionCo to Profico of the amount payable under Section 8.3 of the Arrangement Agreement, by Acquiror or AcquisitionCo in the circumstances specified in Section 5.6 of the Arrangement Agreement;

(j) by Profico if the Acquiror Meeting has not occurred on or before July 31, 2006.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The respective obligations of the parties to the Arrangement Agreement to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of the parties thereto without prejudice to their right to rely on any other of such conditions:

The obligations of Profico, Acquiror and AcquisitionCo to complete the Arrangement and the other transactions contemplated herein are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) on or before June 30, 2006, the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been approved by the Profico Securityholders at the Profico Meeting on or before July 31, 2006, in accordance with the Interim Order;

(c) the Arrangement to be considered at the Acquiror Meeting shall have been approved by the Acquiror Unitholders at the Acquiror Meeting on or before July 31, 2006;

(d) on or before July 31, 2006, the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(e) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Acquiror, AcquisitionCo and Profico, acting reasonably;

(f) any consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain would render completion of the Arrangement unlawful, shall have been obtained or satisfied on terms that would not reasonably be expected to have a material adverse effect on AcquisitionCo or Profico (including, without limitation, under the *Competition Act* (Canada) and those of any securities or regulatory authorities);

(g) the Effective Date shall occur on or before July 31, 2006, subject to any extension available to a Party pursuant to Section 6.4, provided that in the event the Effective Date does not occur on or before June 30, 2006, each AcquisitionCo Note, Series 2 (as set out in the Plan of Arrangement) shall be increased by the amount of $0.9823; and

(h) the Arrangement Agreement shall not have been terminated pursuant to Article 8.

The foregoing conditions are for the mutual benefit of the parties to the Arrangement Agreement and may be waived, in whole or in part, by a party at any time. If any of the foregoing conditions precedent shall not be complied with or waived as aforesaid on or before July 31, 2006, then subject to the Arrangement Agreement, a party may rescind and terminate the Arrangement Agreement by written notice to the other parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such rescinding party's breach of the Arrangement Agreement.

Additional Conditions to Obligations of Focus and AcquisitionCo

The obligation of Acquiror and AcquisitionCo to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

(a) provided that Acquiror and AcquisitionCo have complied with their covenants herein with respect to the preparation of the Information Circular, Profico shall have mailed the Information Circular to the Profico Securityholders no later than July 4, 2006;

(b) the representations and warranties made by Profico in Schedule C of the Arrangement Agreement which are qualified by the expression "material adverse change" or "material adverse effect" shall be true and correct as of the date of the Arrangement Agreement, and all other representations and warranties made by Profico in the Arrangement Agreement which are not so qualified shall be true and correct in all material respects as of the date of the Arrangement Agreement and on the Effective Date and Profico shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers certifying that from and after the date of the Arrangement Agreement, Profico has taken no action and has not conducted its business in a manner that would render any such representation or warranty untrue in any material respect as if made on the Effective Date;

(c) from the date hereof up to and including the Effective Time, there shall not have occurred or have been disclosed to the public a material adverse change to Profico that has not been Disclosed by Profico or disclosed to Acquiror or AcquisitionCo in writing prior to the date hereof, and Profico shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers to such effect on the Effective Date;

(d) Dissent Rights shall not have been exercised in respect of more than 5% of the Profico Shares (on a fully-diluted basis);

(e) Profico shall have complied in all material respects with its covenants herein, and Profico shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers certifying that Profico has so complied with its covenants herein;

(f) the Board of Directors of Profico shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Profico, to permit the consummation of the Plan of Arrangement;

(g) the Board of Directors of Profico shall not have approved or recommended any Acquisition Proposal;

(h) no person other than AcquisitionCo and Acquiror shall have entered into a definitive agreement or an agreement in principle with Profico with respect to an Acquisition Proposal;

(i) no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date hereof by any person or Governmental Entity to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of AcquisitionCo to own or exercise full rights of ownership of all of the outstanding Profico Shares and all of the outstanding shares or other ownership interests of Material Entities owned by Profico;

(j) Profico shall have furnished Acquiror and AcquisitionCo with:

  (i) certified copies of the resolutions duly passed by the Board of Directors of Profico approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Profico Securityholders, duly passed at the Profico Meeting, approving the Arrangement Resolution;

(k) no material adverse change shall have occurred in the affairs, operations or business of Profico and its subsidiaries, taken as a whole, from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of Profico and its subsidiaries, taken as a whole, shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Profico Financial Statements (other than a material adverse change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by the Arrangement Agreement or consented to by Acquiror);

(l) Profico shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Acquiror, acting reasonably, including without limitation:

(i) the approval of the Profico Securityholders required for the Arrangement pursuant to the ABCA, the constating documents of Profico or as required by the Court;

(ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada) and those of applicable securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated; and

(iii) the approval of the Court;

(m) Spur and each of Clayton Woitas, Margaret McKenzie and Jeff Lebbert shall have entered into non-compete agreements with Acquiror on terms and conditions agreed to by such persons and Acquiror as of the date of the Arrangement Agreement; and

(n) Profico shall have provided Acquiror and AcquisitionCo with opinions of Profico's counsel satisfactory to Acquiror, AcquisitionCo and Acquiror's counsel, acting reasonably, dated the Effective Date and addressed to Acquiror and AcquisitionCo.

The foregoing conditions precedent are for the benefit of Acquiror and AcquisitionCo and may be waived, in whole or in part, by Acquiror and AcquisitionCo in writing at any time. If any of the said conditions shall not be complied with or waived by Acquiror and AcquisitionCo on or before July 31, 2006, then subject to Section 6.4 of the Arrangement Agreement, Acquiror and AcquisitionCo may rescind and terminate the Arrangement Agreement by written notice to Profico in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Acquiror's or AcquisitionCo's breach of the Arrangement Agreement.

Additional Conditions to Obligations of Profico

The obligation of Profico to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) provided that Profico has complied with its covenants herein with respect to the preparation of the Information Circular, Acquiror shall have mailed the Information Circular to the Acquiror Unitholders not later than July 4, 2006;

(b) the representations and warranties made by Acquiror and AcquisitionCo in Schedule D of the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties expressly speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and each of Acquiror and AcquisitionCo shall have provided to Profico a certificate of two qualified officers certifying such accuracy on the Effective Date;

(c) each of Acquiror and AcquisitionCo shall have complied in all material respects with its covenants herein, and each of Acquiror and AcquisitionCo shall have provided to Profico a certificate of two qualified officers certifying that it has so complied with its covenants herein;

(d) the Board of Directors of Acquiror and AcquisitionCo shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Acquiror and AcquisitionCo, to permit the consummation of the Plan of Arrangement;

(e) the Board of Directors of Acquiror shall not have approved or recommended any Acquisition Proposal;

(f) no person other than Profico shall have entered into a definitive agreement or an agreement in principle with AcquisitionCo and Acquiror with respect to an Acquisition Proposal;

(g) Acquiror shall have furnished Profico with:

(i) certified copies of the resolutions duly passed by the Board of Directors of Acquiror and AcquisitionCo approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Acquiror Unitholders, duly passed at the Acquiror Meeting, approving the Arrangement and the other matters to be considered at the Acquiror Meeting;

(h) AcquisitionCo shall have provided evidence reasonably satisfactory to Profico that it has received the funds necessary to complete the transactions contemplated hereby;

(i) no material adverse change shall occur in the affairs, operations or business of Acquiror and its Subsidiaries, taken as a whole, from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of Acquiror and its Subsidiaries, taken as a whole, shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Acquiror Financial Statements (other than a material adverse change resulting from: (i) conditions effecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by the Arrangement Agreement, or consented to by Profico);

(j) Acquiror and AcquisitionCo shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Profico, acting reasonably, including without limitation:

(i) the approval of the Acquiror Unitholders; and

(ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada) and those of the Toronto Stock Exchange or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated; and

(k) Acquiror shall have provided Profico with opinions of Acquiror's counsel satisfactory to Profico and Profico's counsel, acting reasonably, dated the Effective Date and addressed to Profico.

The foregoing conditions precedent are for the benefit of Profico and may be waived, in whole or in part, by Profico in writing at any time. If any of the said conditions shall not be complied with or waived by Profico on or before July 31, 2006, then subject to Section 6.4 of the Arrangement Agreement, Profico may rescind and terminate the Arrangement Agreement by written notice to Acquiror and AcquisitionCo in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Profico's breach of the Arrangement Agreement.

Upon the conditions being fulfilled or waived, Profico intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Focus Arrangement Resolution proposed for consideration by Focus Unitholders authorizes the Focus Board without further notice to or approval of Focus Unitholders, subject to the terms of the Arrangement, to amend or terminate the Arrangement Agreement or the Plan, to decide not to proceed with the Arrangement and to revoke the Focus Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A to the Information Circular for the full text of Focus Arrangement Resolution.

The Profico Arrangement Resolution proposed for consideration by the Profico Securityholders authorizes the Profico Board, without further notice to or approval of such Profico Securityholders, subject to the terms of the Arrangement, to amend or terminate the Arrangement Agreement or the Plan, to decide not to proceed with the Arrangement and to revoke the Profico Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix B to the Information Circular for the full text of the Profico Arrangement Resolution.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement Resolution must be approved by the Profico Securityholders voting at the Profico Meeting;

(b) the Focus Arrangement Resolution must be approved by Focus Unitholders voting at the Focus Meeting;

(c) the Arrangement must be approved by the Court pursuant to the Final Order;

(d) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(e) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Securityholder Approvals

Profico Securityholders

Pursuant to the Interim Order, the number of votes required to approve the Arrangement Resolutions shall be not less than two thirds of the votes cast by Profico Securityholders, either in person or by proxy, at the Profico Meeting. See "*General Proxy Matters – Procedure and Votes Required*".

Focus Unitholders

The Focus Board elected to seek the approval of Focus Unitholders to the Focus Arrangement in view of the significant effect of the Focus Arrangement on Focus. If the Focus Arrangement Resolution is not passed, Focus will not proceed with the Focus Arrangement. The number of votes required to approve the Focus Arrangement Resolution shall be not less than a majority of the votes cast by Focus Unitholders, either in person or by proxy, at the Focus Meeting. See "*General Proxy Matters – Procedure and Votes Required*".

Court Approvals

Interim Order

On May 25, 2006 the Court granted the Interim Order facilitating the calling of the Profico Meeting and prescribing the conduct of the Profico Meeting and other matters. The Interim Order is attached as Appendix C to this Information Circular.

Final Order

The ABCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Profico Securityholders at the Profico Meeting and Focus Arrangement Resolution is approved by Focus Unitholders, at the Focus Meeting, in both cases, in the manner required by the Interim Order, Profico will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for June 26, 2006 at 1:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611- 4th Street S.W., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Profico a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court **on or before noon (Calgary time) on June 19, 2006. Service of such notice shall be effected by service upon the solicitors for Profico, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C. See "*Notice of Petition*".**

The Focus Units, Spur Shares and Spur Arrangement Warrants (but, for greater certainty, not the Spur Shares issuable upon exercise of the Spur Arrangement Warrants) to be issued pursuant to the Arrangement will not be registered under the 1933 Act, and will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, such securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Focus, AcquisitionCo and Profico have been advised by their respective counsel, Macleod Dixon LLP and Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Focus, AcquisitionCo and Profico may determine not to proceed with the Arrangement.

Regulatory Approvals

The Arrangement Agreement provides that receipt of all regulatory approvals including, without limitation, conditional approval of the TSX for the listing of Focus Units to be issued under the Arrangement, is a condition precedent to the Arrangement becoming effective. See "*The Arrangement – Stock Exchange Listings*" and "*The Arrangement – Other Regulatory Approvals*".

Focus Fairness Opinion

Focus retained Scotia Capital to, among other things, address the fairness, from a financial point of view, of the consideration payable by Focus pursuant to the Arrangement. In connection with this mandate, Scotia Capital has prepared the Focus Fairness Opinion. The Focus Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of Scotia Capital, as of May 24, 2006, the consideration payable by Focus pursuant to the Arrangement is fair, from a financial point of view, to Focus Unitholders. **The Focus Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.**

A copy of the Focus Fairness Opinion is attached as Appendix E to this Information Circular.

The Focus Special Committee and the Focus Board concur with the views of Scotia Capital and such views were an important consideration in the Focus Board's decision to proceed with the Focus Arrangement.

Recommendation of the Focus Board

Following the recommendation of the Focus Special Committee, the members of the Focus Board who voted in respect of the Focus Arrangement unanimously determined that the Focus Arrangement is in the best interest of Focus and Focus Unitholders and recommended approval of the Focus Arrangement and the

transactions contemplated thereby by Focus Unitholders. Messrs. Evans, Brussa and Romanzin abstained from voting on the Focus Arrangement.

The directors and officers of FET Resources and their associates, who beneficially own, or exercise control or direction over, an aggregate of approximately 3.0 million Focus Units and 0.10 million FET Exchangeable Shares, representing approximately 8.2% of the outstanding Focus Units and 20.7% of the outstanding FET Exchangeable Shares (8.5% of Focus Units in the aggregate), have indicated that they intend to vote in favour of Focus Arrangement Resolution.

Profico Fairness Opinion

The Profico Board retained Tristone to address the fairness, from a financial point of view, of the consideration to be received by the Profico Securityholders pursuant to the Arrangement. In connection with this mandate, Tristone has prepared the Profico Fairness Opinion. The Profico Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of Tristone as of May 25, 2006, the consideration to be received pursuant to the Arrangement is fair, from a financial point of view, to the Profico Shareholders. **The Profico Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.**

A copy of the Profico Fairness Opinion is attached as Appendix F to this Information Circular.

The Profico Board concurs with the views of Tristone and such views were an important consideration in the Profico Board's decision to proceed with the Arrangement.

Recommendation of the Profico Board

The Profico Board has unanimously determined that the Arrangement is in the best interest of Profico and the Profico Securityholders, and has, based on (among other things) the fairness opinion of Tristone, unanimously determined that the Arrangement is fair to Profico Securityholders, and unanimously recommends approval of the Arrangement and the transactions contemplated thereby by the Profico Securityholders.

The directors and officers of Profico and their associates, who beneficially own or exercise control or direction over, an aggregate of approximately 2.5 million Profico Shares and 125,070 Profico Options, representing approximately 31.1% of the outstanding Profico Shares and 33.5% of the outstanding Profico Options (31.2% of the Profico Shares and Profico Options in the aggregate), have entered into Voting Agreements and agreed to vote in favour of the Profico Arrangement Resolution and the Spur Stock Option Plan.

Timing

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied or waived, Profico will apply for the Final Order approving the Arrangement. If the Final Order is obtained on June 26, 2006 in form and substance satisfactory to Focus, AcquisitionCo and Profico, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Focus, AcquisitionCo and Profico expect the Effective Date will be on or about June 27, 2006. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Focus', AcquisitionCo's and Profico's objective is to have the Effective Date occur on June 27, 2006. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on June 26, 2006. In the event the Effective Date does not occur on or before June 30, 2006, the cash consideration payable to Profico Shareholders will be increased by the amount of $0.9823 per Profico Share.

Procedure for Exchange of Profico Shares

Following receipt by the Depositary of a duly completed Letter of Transmittal and Election Form, together with the holder's certificates representing Profico Shares and such other documents as may be required thereby, the Depositary will forward by first class mail (postage prepaid) or hold for pick-up the Spur Share certificates to which the holder is entitled in accordance with the instructions provided by the holder in the Letter of Transmittal and Election Form.

Profico Shareholders not Electing to Receive FLP B Units

In order for Profico Shareholders who do not intend to (or do not qualify to) make the FLP B Unit election described below, to receive the cash payment, Focus Units, Spur Shares and Spur Arrangement Warrants issuable to them pursuant to the Arrangement, they must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal and Election Form) a duly completed Letter of Transmittal and Election Form, together with the certificates representing the holders' Profico Shares. See "*Advice to Beneficial Holders of Focus Units and Profico Securities*".

FLP B Unit Election

Eligible Securityholders are entitled to elect to receive FLP B Units or a combination of Focus Units and FLP B Units, instead of the Focus Units issuable to them pursuant to the Arrangement. FLP B Units will be exchangeable for no additional consideration into Focus Units on a one-for-one basis. **Non-Resident and Tax-Exempt holders of Profico Shares and holders who are or a U.S. Person or a person located in the United States will not be entitled to make the election to receive FLP B Units.**

The FLP B Units are not and will not be listed on any stock exchange, are not transferable, except in certain limited circumstances, and are not exchangeable until after January 1, 2007, are redeemable by Focus in certain circumstances and must be exchanged on or before January 8, 2017. See "*Information Concerning Focus Limited Partnership – Partnership Units – FLP B Units – Redemption Right*". **The election by a holder of Profico Shares to acquire FLP B Units may have income tax or other consequences to that shareholder which are not described in the enclosed materials and Profico and Focus provide no representation as to the tax consequences of such election. Any holder of Profico Shares considering the use of this election is urged to consult his or her own legal and tax advisors with respect to the consequences (tax or otherwise) associated with electing this alternative.**

Profico Shareholders wishing to utilize the FLP B Unit election must complete and return the enclosed Letter of Transmittal and Election Form on or before the Election Deadline, together with a certificate(s) representing their Profico Shares, to the Depositary at one of the offices specified in the Letter of Transmittal and Election Form. **Where no election is made, where the election is not properly made or where the Letter of Transmittal and Election Form or the certificate(s) representing the Profico Shares are received after the Election Deadline, the depositing Profico Shareholder will be deemed to have not elected to receive any FLP B Units.**

In the event that the aggregate number of FLP B Units elected to be received by Profico Shareholders exceeds 10 million FLP B Units then: (i) the number of FLP B Units to be issued to any Profico Shareholder, subject to rounding, shall be determined by multiplying the total number FLP B Units elected to be received by to such Profico Shareholder by a fraction, the numerator of which is the maximum FLP B Units and the denominator of which is the aggregate number of FLP B Units elected to be received by all Eligible Securityholders; and (ii) the number of Focus Units to be issued to any Profico Shareholder, subject to rounding, shall be determined by multiplying 5.17 Focus Units by the number of Profico Shares of such Profico Shareholder which have not been exchanged for FLP B Units.

General Matters

The Spur Arrangement Warrants expire 30 days following the Effective Date of the Arrangement. If you *hold your* Profico Shares through a broker or other nominee, it is important that you act quickly and provide instructions to him or her as soon as possible to complete the Letter of Transmittal and Election Form. By instructing your nominee, on a timely basis, you will be able to exercise the Spur Arrangement Warrants within the 30-day time frame following the Effective Date of the Arrangement. See "Advice to Beneficial

Holders of Focus Units and Profico Shares" and "*The Arrangement – Receipt of and Procedure for Exercise of Spur Arrangement Warrants*" below.

The use of the mail to transmit certificates representing Profico Shares and the Letter of Transmittal and Election Form is at each holder's risk. Profico recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

If the Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Profico Shares being deposited or if the certificates representing Focus Units, FLP B Units, Spur Shares or Spur Arrangement Warrants issuable in exchange for the Profico Shares are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Profico Shareholders maintained by Profico's registrar and transfer agent, the signature on the Letter of Transmittal and Election Form must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Profico Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal and Election Form, then the certificate(s) representing Profico Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

If any Profico Shareholder has not given the representation and warranty contained in the Letter of Transmittal that such holder is not a Non-Resident Shareholder, then such Profico Shareholder shall be deemed to be a Non-Resident Shareholder for the purposes of the Arrangement and AcquisitionCo or Profico, as the case may be, shall withhold twenty-five (25%) percent of the fair market value of the consideration to be given to such holder, unless either (i) a certificate is provided to AcquisitionCo or Profico, as the case may be, by the Profico Shareholder on or before the Effective Date, which certificate has been issued pursuant to Section 116(4) of the Tax Act, in which case AcquisitionCo or Profico, as the case may be, shall withhold twenty-five (25%) percent of the fair market value of the consideration to be given to such holder in excess of the certificate limit of such certificate, or (ii) a letter, certificate or other documentary evidence is provided to AcquisitionCo or Profico, as the case may be, by the Profico Shareholder and AcquisitionCo or Profico, as the case may be, is satisfied, acting reasonably, that such letter, certificate or other documentary evidence confirms that such holder is not a Non-Resident Shareholder (the "**Residency Confirmation**").

Any amounts withheld shall be held in trust and such amounts shall be remitted to the CRA on the 30th day of the month following the month in which the Effective Date occurs (or such later date as the CRA advises AcquisitionCo or Profico, as the case may be, and the applicable Profico Shareholder) if AcquisitionCo or Profico, as the case may be, has not received either a Residency Confirmation or a certificate issued pursuant to Section 116(4) of the Tax Act prior to such business day. If, prior to such business day, AcquisitionCo or Profico, as the case may be, receives either a Residency Confirmation or certificate with a certificate limit not less than the fair market value of the consideration (valued as at the Effective Date) to be given to the Profico Shareholder, such amounts, less any applicable withholding tax, shall be released to the Profico Shareholder. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Profico Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a Profico Securityholder exceeds the cash portion of the consideration otherwise payable to the Profico Securityholder, Focus and the Depositary will sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Focus and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirements and Focus and the Depositary shall notify the Profico Securityholder and remit any unapplied balance of the net proceeds of such sale. See "*Certain Canadian Federal Income Tax Considerations – Persons Other Than Canadian Residents*".

No fractional Focus Units, FLP B Units, Spur Shares or Spur Arrangement Warrants shall be issued pursuant to the Arrangement. In the event that any exchange ratio referred to herein would in any case result in a Securityholder being entitled to a fractional Focus Unit, FLP B Unit, Spur Share or Spur Arrangement Warrant, such Focus Units, FLP B Units, Spur Shares or Spur Arrangement Warrants shall be rounded to the nearest whole number (with fractions of 0.5 and greater being rounded up and fractions less than 0.5 being rounded down), provided that each beneficial Securityholder shall be entitled to the benefit of only one adjustment in respect of each of such holder's Focus Units, FLP B Units, Spur Shares or Spur Arrangement Warrants.

Profico Shareholders will not receive the cash consideration, Focus Units and/or FLP B Units, Spur Shares or Spur Arrangement Warrants, as applicable, or distributions (which will, however, accrue) on Focus Units and FLP B Units after the Effective Date until they submit their Profico Share certificates to the Depositary along with a duly completed Letter of Transmittal and Election Form. Any certificate formerly representing Profico Shares that is not deposited with all other documents required on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of the certificate formerly representing such Profico Shares to receive Focus Units, FLP B Units, Spur Shares or Spur Arrangement Warrants and any distributions with respect thereto shall be deemed to be surrendered to Focus or FLP, together with all dividends or distributions thereon held for such holder.

Receipt of and Procedure for Exercise of Spur Arrangement Warrants

Profico Securityholders may elect in the Letter of Transmittal and Election Form to exercise the Spur Arrangement Warrants, or some portion thereof, issuable to them pursuant to the Arrangement, by duly completing the applicable election and forwarding a certified cheque or bank draft or other form of payment approved by Spur for the aggregate exercise price of such Spur Arrangement Warrants to the Depositary in accordance with the instructions provided in the Letter of Transmittal and Election Form. The Depositary will forward by first class mail (postage prepaid) or hold for pick-up the Spur Share certificates to which the holder is entitled to receive upon such exercise as soon as practicable after the Effective Date in accordance with the instructions provided by the holder in the Letter of Transmittal and Election Form.

If a Profico Securityholder does not properly make the election described above, the Depositary will forward by first class mail (postage prepaid) or hold for pick-up the Spur Arrangement Warrant certificates to which a holder is entitled in accordance with the instructions provided by the holder in the Letter of Transmittal and Election Form following receipt by the Depositary of a duly completed Letter of Transmittal and Election Form, together with the holder's certificates representing Profico Shares and such other documents as may be required thereby. In such case, in order to exercise the Spur Arrangement Warrants, or some portion thereof, the holder must, **by no later than 4:30 p.m. (Calgary time) on that date which is 30 days following the Effective Date**, deliver to the Depositary at its offices as specified in the Spur Arrangement Warrant certificate (i) a duly completed and executed exercise form attached to the Spur Arrangement Warrant certificate representing the Spur Arrangement Warrants being exercised; (ii) a certified cheque or bank draft or other form of payment approved by Spur for the aggregate exercise price; and (iii) the original Spur Arrangement Warrant certificate.

The Spur Arrangement Warrants will expire 30 days following the Effective Date of the Arrangement. A holder of Spur Arrangement Warrants that does not exercise the Spur Arrangement Warrants in accordance with the instructions contained in the Letter of Transmittal and Election Form or the requirements of the Spur Arrangement Warrants will lose all rights to acquire the Spur Shares issuable upon exercise thereof. Profico Securityholders whose Profico Securities are registered in the name of a broker, dealer, bank, trust company or other nominee should contact their nominee and provide instructions to him or her as soon as possible to ensure that their Spur Arrangement Warrants are exercised or sold within the 30 day time limit following the Effective Date of the Arrangement. See "*The Arrangement – Procedure for Exchange of Profico Shares –Procedure for Receipt of Spur Shares and Spur Arrangement Warrants*".

The Spur Arrangement Warrants may only be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person as defined in Rule 902 of Regulation S under the 1933 Act, and is not exercising the Spur Arrangement Warrants for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to Spur to the effect that the exercise of the Spur Arrangement Warrants in the United States or for the account or benefit of a U.S. Person or a person in the United States does not require registration under the 1933 Act or state securities laws. In addition, any Spur Shares issuable upon the exercise of the Spur Arrangement Warrants will be "restricted securities" within the meaning of Rule 144 under the 1933 Act, certificates representing such Spur Shares will bear a legend to that effect, and such Spur Shares may be resold only pursuant to an exemption from the registration requirements of the 1933 Act and state securities laws.

The foregoing is a summary only of the procedure for exercising Spur Arrangement Warrants and reference is made to the Spur Arrangement Warrant certificate for a more detailed description thereof. See also "*The Arrangement – Securities Law Matters – United States*" in this Information Circular.

Rights of Dissent

The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such holder's Profico Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix C, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix J. A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Profico Securityholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Profico Securities held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. **Only registered Profico Securityholders may dissent. Persons who are beneficial owners of Profico Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Profico Securities. Accordingly, a beneficial owner of Profico Securities desiring to exercise Dissent Rights must make arrangements for the Profico Securities beneficially owned by that Profico Securityholder to be registered in the name of the Profico Securityholder prior to the time the written objection to the Profico Arrangement Resolution is required to be received by Profico or, alternatively, make arrangements for the registered holder of such Profico Securities to dissent on behalf of the Profico Securityholder. In such case, the written objection, described below, should set forth the number of Profico Securities covered by such written objection.**

A dissenting Profico Securityholder must send a written objection to the Profico Arrangement Resolution, which written objection must be received by Profico c/o its counsel, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C., by 4:00 p.m. on the business day immediately preceding the date of the Profico Meeting. No Profico Securityholder who has voted in favour of the Profico Arrangement Resolution shall be entitled to dissent with respect to the Arrangement. A holder of Profico Securities may not exercise the right to dissent in respect of only a portion of such holder's Profico Securities, but may dissent only with respect to all of the Profico Securities held by the holder.

An application may be made to the Court by Profico or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Profico Securities. If such an application to the Court is made by either Profico or a Dissenting Securityholder, Profico must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay such person an amount considered by the Focus Board to be the fair value of the Profico Securities held by such Dissenting Securityholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Profico is the applicant, or within 10 days after Profico is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Profico for the purchase of its Profico Securities in the amount of Profico's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Profico Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Profico Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Profico and in favour of each of those Dissenting Securityholders, and fixing the time within which Profico must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each

Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Profico Securityholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Profico and the Dissenting Securityholder as to the payment to be made by Profico to the Dissenting Securityholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Profico Securityholder other than the right to be paid the fair value of such holder's Profico Securities in the amount agreed to between Profico and the Profico Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Profico Securityholder may withdraw his dissent, or if the Arrangement has not yet become effective Profico may rescind the Profico Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Profico Securityholder will be discontinued.

Profico shall not make a payment to a Dissenting Securityholder under Section 191 if there are reasonable grounds for believing that Profico is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Profico would thereby be less than the aggregate of its liabilities. In such event, Profico shall notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their Profico Securities in which case the Dissenting Securityholder may, by written notice to Profico within 30 days after receipt of such notice, withdraw his written objection, in which case such Profico Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Profico Securityholder. If the Dissenting Securityholder does not withdraw his written objection he retains his status as a claimant against Profico to be paid as soon as Profico is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to its securityholders.

All Profico Securities held by Profico Securityholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Profico in exchange for such fair value as of the Effective Date. If such Profico Securityholders ultimately are not entitled to be paid the fair value for the Profico Securities, such Profico Securities will be deemed to have been exchanged for cash, Focus Units, Spur Shares and Spur Arrangement Warrants (provided they shall not have expired prior to such time) and such Profico Securityholders will be issued cash, Focus Units, Spur Shares and Spur Arrangement Warrants (provided they shall not have expired prior to such time) on the same basis as all other Profico Securityholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Profico Securities. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, each Dissenting Securityholder who is considering the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix J to this Information Circular and consult their own legal advisor.**

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of the parties thereto to complete the Arrangement, that holders of not greater than 5% of the outstanding Profico Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

Interests of Persons or Companies Related to Profico

The directors and officers of Profico and their associates, who beneficially own or exercise control or direction over, an aggregate of approximately 2.5 million Profico Shares and 121,000 Profico Options, representing approximately 31.1% of the outstanding Profico Shares and 33.5% of the outstanding Profico Options (31.2% of the Profico Shares and Profico Options in the aggregate), have entered into Voting Agreements and agreed to, among other things, vote in favour of the Arrangement Resolution. The directors and officers of Profico and their associates do not beneficially own or exercise control or direction over, any Focus Units.

After giving effect to the Arrangement and assuming the election in full for FLP B Units, it is anticipated that the current directors and officers of Profico and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 12.68 million Focus Units and FLP B Units (approximately 16.3% of the outstanding Focus Units, FET Exchangeable Shares and FLP B Units), 8.3 million Spur Shares (approximately 44% of the outstanding Spur Shares) and 2.5 million Spur Arrangement Warrants and 2.5 million Spur Warrants entitling them to acquire an additional 6.3 million Spur Shares (approximately 41% of the Spur Shares issuable on exercise of all outstanding Spur Arrangement Warrants and Spur Warrants).

All of the 162,771 unvested Profico Options will vest as a result of the Arrangement. All of the officers and directors of Profico are affected by the accelerated vesting. The directors and officers and their associates, as a group, hold an aggregate of 120,706 Profico Options, 52,808 of which will vest as a result of the Arrangement. Pursuant to the terms of the Profico Options, holders of Profico Options have the right to require Profico to purchase their Profico Options at a price per Profico Option equal to the difference between $155.00 and the exercise price for such option. See "*The Arrangement – Details of the Arrangement*". All of Profico's directors and officers have agreed to the repurchase of their Profico Options for cancellation prior to the Effective Date.

The Arrangement will constitute a "change of control" as defined in the employment agreements between Profico and each of Mr. Woitas, Mr. Currie, Mr. Lebbert and Ms. McKenzie. Pursuant to these employment agreements each of these individuals will be entitled to a lump sum payment of $496,000, representing two times their salary and benefits, upon closing of the Arrangement.

The Profico Board retained Tristone as financial advisor to the Profico Board with respect to the Arrangement. Tristone has received or will receive fees from Profico for services rendered in connection therewith.

Other than as set forth in this Information Circular or the Appendices hereto, the management of Profico is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer of Profico at any time since the beginning of Profico's last completed financial year, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon.

Interests of Persons or Companies Related to Focus and FET Resources

The directors and officers of FET Resources and their associates beneficially own, or exercise control or direction over, an aggregate of approximately 3.0 million Focus Units, 0.1 million FET Exchangeable Shares and 513,250 Focus Incentive Rights representing approximately 8.2% of the outstanding Focus Units, 20.7% of the outstanding FET Exchangeable Shares and 38.6% of the outstanding Focus Incentive Rights. Such directors and officers have indicated that they will vote their Focus Units in favour of Arrangement Resolution.

The directors and officers of FET Resources and their associates do not beneficially own, or exercise control or direction over, any Profico Shares or Profico Options, other than: (i) Mr. Evans owns 3,000 Profico Shares; (ii) Mr. Brussa owns 16,800 Profico Shares; (iii) Mr. Romanzin beneficially owns 2,059 Profico Shares; (iv) Mr. Zawalsky, together with associates, owns 21,066 Profico Shares and 5,134 Profico Options; and (iv) Burnet, Duckworth & Palmer LLP, a law firm of which Messrs. Brussa and Zawalsky are partners, owns 2,500 Profico Shares. Such directors and officers have indicated that they will vote their Profico Shares and Profico Options in favour of the Profico Arrangement Resolution.

After giving effect to the Arrangement, it is anticipated that the current directors and officers of FET Resources and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 3.3 million Focus Units (approximately 4.2% of the outstanding Focus Units), 0.1 million FET Exchangeable Shares (approximately 20.7% of the outstanding FET Exchangeable Shares). Certain directors and officers will also receive Spur Shares and Spur Arrangement Warrants pursuant to the Spur Arrangement and may also participate in the Spur Private Placement.

The Arrangement will not constitute a "change of control" under any employment agreement between Focus and its employees or under the Trust Unit Rights Incentive Plan or the Executive Bonus Plan.

Scotia Capital was retained as financial advisor to Focus and in connection therewith has provided its fairness opinion to the Focus Special Committee. Scotia Capital has received or will receive fees from Focus for services rendered in connection therewith.

Except as disclosed above or elsewhere, or incorporated by reference, in this Information Circular or in the appendices hereto, there are no material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons or companies on any matters to be acted upon, other than the election of directors or the appointment of auditors: each person who has been a director or executive officer of FET Resources at any time since the beginning of FET Resource's last financial year; each proposed nominee for election as a director of FET Resources; and, each associate or affiliate of any of the foregoing persons or companies.

Expenses of the Arrangement

The estimated costs to be incurred by Focus, AcquisitionCo and Profico with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees and the preparation, printing and mailing of this Information Circular and other related documents and agreements are expected to aggregate approximately $8.0 million.

Stock Exchange Listings

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the additional Focus Units to be issued pursuant to the Arrangement. The TSX has conditionally approved the listing of Focus Units to be issued pursuant to the Arrangement, subject to Focus fulfilling the requirements of such exchange. The FLP B Units will not be listed on any stock exchange following completion of the Arrangement.

Spur will remain an unlisted non-distributing company following the Arrangement and the Spur Shares and the Spur Arrangement Warrants will not be listed on any stock exchange following the completion of the Arrangement.

Other Regulatory Approvals

In addition to the approval of Securityholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.

The Arrangement is a "notifiable transaction" for the purposes of Part IX of the Competition Act. Profico and Focus will jointly request that the Commissioner issue an advance-ruling certificate under Section 102 of the Competition Act, or, alternatively, a "no action" letter in respect of the Arrangement and, if deemed necessary Profico and Focus will supply the information required under Section 114 of the Competition Act in the prescribed short-form.

Securities Law Matters

Canada

All securities to be issued under the Arrangement, including, without limitation, the Focus Units, FLP B Units, Spur Shares and Spur Arrangement Warrants will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada. There is no guarantee that the requisite approvals will be granted on a timely basis or on conditions satisfactory to Focus, AcquisitionCo and Profico.

The Focus Units and the FLP B Units will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada. **The Spur Shares, Spur Arrangement Warrants and the Spur Shares issuable upon exercise of the Spur Arrangement Warrants will be subject to an indefinite hold period and Profico Securityholders will not be permitted to resell the Spur Shares, Spur Arrangement Warrants and the Spur Shares issuable upon exercise of the Spur Arrangement Warrants except in accordance with limited exemptions under applicable securities legislation and regulatory policy until expiry of the applicable hold period and compliance with the other requirements of applicable law. Neither Profico nor Spur is a reporting issuer under applicable securities legislation of any province and as a result the applicable hold period on the Spur Shares, Spur Arrangement Warrants and the Spur Shares issuable upon exercise of the Spur Arrangement Warrants may never expire. If no further statutory exemption may be relied upon and no discretionary order is obtained, this could result in a Profico Securityholder having to hold the Spur Shares,**

Spur Arrangement Warrants and the Spur Shares issuable upon exercise of the Spur Arrangement Warrants for an indefinite period of time.

The Arrangement constitutes a "going private transaction" for Profico for the purposes of Regulation Q-27 which requires that Profico obtain a formal valuation and minority approval for the Arrangement. An application for exemption from these requirements will be made with the Autorité des marchés financiers and completion of the Arrangement is subject to obtaining a decision by the Autorité des marchés financiers granting the exemption sought.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Profico for approval of the Arrangement. See "*The Arrangement – Procedure for the Arrangement Becoming Effective - Court Approvals - Final Order*" above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of each of Profico, Focus and AcquisitionCo, any recent significant decisions which would apply in this instance. **Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.**

United States

The securities to be issued under the Arrangement including, without limitation, the Focus Units, FLP B Units, Spur Shares and Spur Arrangement Warrants (but, for greater certainty, not the Spur Shares issuable upon exercise thereof) (collectively the "**Arrangement Securities**") to be issued to Securityholders pursuant to the Arrangement will not be registered under the U.S. Securities Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on May 25, 2006 and, subject to the approval of the Arrangement by Securityholders, a hearing on the Arrangement will be held on June 26, 2006 by the Court. See "*The Arrangement - Effect of the Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order*" above.

The Arrangement Securities to be issued to Securityholders will be freely tradeable under U.S. federal securities laws, except by persons who are affiliates of Focus, AcquisitionCo, FLP, Spur, Profico or any other party to the Spur Arrangement or the Focus Arrangement, as applicable, prior to the Spur Arrangement or Focus Arrangement, as applicable, or affiliates of Focus, AcquisitionCo, FLP, Spur or Profico after the Spur Arrangement or Focus Arrangement, as applicable. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Subject to certain limitations, such affiliates may immediately resell Arrangement Securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S. Arrangement Securities held by such affiliates may be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3), as applicable, under the U.S. Securities Act or as otherwise permitted under the applicable Securities Act. Rule 145(d)(1) generally provides that such affiliates may not sell the Arrangement Securities received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the U.S. Securities Act. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding applicable securities of Focus, AcquisitionCo, FLP, Spur or Profico or, if such securities are listed on a United States securities exchange or NASDAQ, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "broker transactions" at times when certain information specified by the Rule 144 is publicly available with respect to Focus, AcquisitionCo, FLP, Spur or Profico, as applicable. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Focus, AcquisitionCo, FLP, Spur or Profico after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise or conversion of securities that were issued pursuant to Section 3(a)(10). Therefore, the Spur Shares issuable upon the exercise of the Spur Arrangement Warrants may not be issued in reliance upon Section 3(a)(10) and the Spur Arrangement Warrants may be exercised only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. **As a result, the Spur Arrangement Warrants may only be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person as defined in Rule 902 of Regulation S under the 1933 Act, and is not exercising the Spur Arrangement Warrants for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to Spur to the effect that the exercise of the Spur Arrangement Warrants does not require registration under the 1933 Act or state securities laws.**

In addition, any Spur Shares issuable upon the exercise of the Spur Arrangement Warrants in the United States or for the account or benefit of a U.S. Person or a person in the United States will be "restricted securities" within the meaning of Rule 144 under the 1933 Act, certificates representing such Spur Shares will bear a legend to that effect, and such Spur Shares may be resold only pursuant to an exemption from the registration requirements of the 1933 Act and state securities laws.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Arrangement Securities received upon completion of the Arrangement and the Spur Shares issuable upon exercise of the Spur Arrangement Warrants. **All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.**

Experts

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Macleod Dixon LLP on behalf of Focus and AcquisitionCo, and Burnet, Duckworth & Palmer LLP, on behalf of Profico and Spur. As at May 25, 2006, the partners and associates of each of Macleod Dixon LLP and Burnet, Duckworth & Palmer LLP, beneficially owned, directly or indirectly, less than 1% of the outstanding Focus Units and less than 1% of the outstanding Profico Securities.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel for Profico and Spur, and Macleod Dixon LLP, counsel for Focus ("**Tax Counsel**"), the following is a fair and adequate summary of the principal Canadian federal income tax consequences under the Tax Act to Profico Shareholders who dispose of their Profico Shares pursuant to the Arrangement and receive Focus Units, FLP B Units, cash and Spur Shares and Spur Arrangement Warrants. This summary is applicable to a Profico Shareholder who, for all purposes of the Tax Act, deals at arm's length with and is not affiliated with Profico or Focus and holds or will hold Profico Shares, Focus Units, FLP B Units, Spur Shares and Spur Arrangement Warrants, as the case may be, as capital property. Generally, Profico Shares, Focus Units, FLP B Units, Spur Shares and Spur Arrangement Warrants will be considered to be capital property to a holder provided the holder does not use or hold those securities in the course of carrying on a business of buying or selling securities and did not acquire them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain holders who are Residents and who might not otherwise be considered to hold their Focus Units as capital property may, in certain circumstances, be entitled to have them, and any other "Canadian security" (as defined in the Tax Act), treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Securityholders contemplating making such an election should first consult their own tax advisors. This summary is not applicable to a Securityholder that is a "financial institution", a "specified financial institution" or to a Securityholder an interest in which would be a "tax shelter investment" all as defined in the Tax Act.

This summary is based upon the facts set out in the Information Circular, certificates as to certain factual matters provided to Tax Counsel by Profico and Focus, provisions of the Tax Act in force as of the date of the Information Circular, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of the Information Circular (the "**Proposed Amendments**") and Tax Counsel's understanding of the current published administrative and assessing policies of the CRA. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial actions, nor does it take into account provincial, territorial or foreign tax considerations, which may differ

significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Profico Shareholder. Holders of Profico Shares should consult their own tax advisors in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Profico Shareholders Not Addressed

This summary does not address the tax consequences to Profico Shareholders whose Profico Shares are held in a tax exempt plan (including trusts governed by registered retirement savings plans, registered retirement income funds and registered education savings plans). Such Profico Shareholders should consult their own tax advisors in respect of the tax consequences of the Arrangement and the eligibility for investment of the securities distributed to the holder pursuant to the Arrangement.

Residents of Canada

This portion of the summary is applicable to a Profico Shareholder that is a resident of Canada for the purposes of the Tax Act.

The Arrangement

Réorganization of the Capital of Profico and Exchange of Profico Shares for Profico New Common Shares and Profico Preferred A Shares

Profico Shareholders (other than Profico Shareholders who are Non-Residents) will exchange their Profico Common Shares for Profico New Common Shares and Profico Preferred A Shares. Upon this reorganization of the capital of Profico:

(a) the cost to the Profico Shareholder of the Profico New Common Shares and Profico Preferred A Shares will be equal to their *pro rata* share (based on relative fair market value) of the adjusted cost base of the holder's Profico Shares immediately prior to the reorganization; and

(b) the Profico Shareholder will be deemed to have disposed of the Profico Shares for proceeds of disposition equal to the adjusted cost base of the holder's Profico Shares immediately before the reorganization.

As a result, no capital gain or loss will arise on the reorganization of capital.

Profico New Common Shares Transferred to Spur in Exchange for Spur Shares

Profico Shareholders will transfer their Profico New Common Shares to Spur in exchange for Spur Shares in a share for share exchange under section 85.1 of the Tax Act (a "**Share for Share Exchange**"), unless the shareholder makes an election under section 85 of the Tax Act. As a result, provided that the Profico Shareholder does not choose to recognize the gain or loss, the Share for Share Exchange will not result in any capital gain or loss to a Profico Shareholder. In such case, the Profico Shareholder will be deemed to have disposed of the Profico New Common Shares for proceeds of disposition equal to the adjusted cost base to the Profico Shareholder of such shares immediately before the exchange. The Profico Shareholder will be deemed to have acquired the Spur Shares at a cost equal to the adjusted cost base of the holder's Profico New Common Shares immediately before the exchange. This cost will be averaged with the adjusted cost base of all other Spur Shares held by the Profico Shareholder to determine the adjusted cost base of each Spur Share held.

An actual or deemed disposition of Spur Shares will give rise to a capital gain or capital loss equal to the amount by which the proceeds of disposition are greater or less than the adjusted cost base to the shareholder of such Spur Shares and any reasonable costs associated with the disposition. For discussion regarding the treatment of capital gains and losses, please see the section below titled "*Residents of Canada – Taxation of Capital Gains and Losses*".

Spur Arrangement Warrants

A Profico Shareholder who receives Spur Arrangement Warrants pursuant to the Arrangement will not be required to include the value of such Spur Arrangement Warrants in computing income. Spur Arrangement Warrants received by a Profico Shareholder pursuant to the Arrangement will have a cost of nil. The cost of a Spur Share acquired upon the exercise of such warrants will be the aggregate of the adjusted cost base of such Spur Arrangement warrants and the exercise price paid.

Spur Shares acquired by a shareholder upon the exercise of Spur Arrangement Warrants will be regarded as identical to all other Spur Shares held by that shareholder. The cost of Spur Shares so acquired will be averaged with the cost of the shareholder of all Spur Shares held by the shareholder immediately prior to such acquisition for the purposes of determining the adjusted cost base to that shareholder of each Spur Share so held. Upon a disposition of a Spur Arrangement Warrants by a holder (other than pursuant to an exercise thereof), a capital gain or loss will be recognized equal to the amount by which the proceeds of disposition are greater or less than the adjusted cost base to the holder of the Spur Arrangement Warrant and any reasonable costs of disposition. For discussion regarding the treatment of capital gains and losses, please see the section below titled "*Residents of Canada – Taxation of Capital Gains and Losses* ".

Upon the expiry of an unexercised Spur Arrangement Warrant, the holder will realize a capital loss equal to the holder's adjusted cost base of the Spur Arrangement Warrant. As an unexercised Spur Arrangement Warrant held by a holder who has not acquired Spur Arrangement Warrants other than pursuant to the Arrangement will have an adjusted cost base of nil, the expiry of such Spur Arrangement Warrant will not give rise to a capital loss.

Exchange of Profico Preferred A Shares for Focus Units and Cash

Where a Profico Shareholder receives Focus Units and cash pursuant to the Arrangement, the Profico Shareholder will first receive AcquisitionCo Notes, Series 1 and AcquisitionCo Notes, Series 2 on the exchange of Profico Preferred A Shares. The AcquisitionCo Notes, Series 1 will subsequently be exchanged for Trust Units. The AcquisitionCo Notes, Series 2 will subsequently be repaid in cash by AmalgamationCo. Having regard to the combined consequences of these transactions, such a Profico Shareholder will generally recognize a net capital gain (or a net capital loss) equal to the amount by which the proceeds of disposition (being the fair market value of the Focus Units and cash so received) exceed (or are less than) the aggregate of such Profico Shareholder's adjusted cost base of the Profico Preferred A Shares and any reasonable costs of disposition. The cost to the Profico Shareholder of the Focus Units so received will be equal to the fair market value thereof at the time of receipt. This cost will be averaged with the adjusted cost base of all other Focus Units held by the Profico Shareholder to determine the adjusted cost base of each Focus Unit held. The taxation of capital gains and losses is described below under "*Residents of Canada – Taxation of Capital Gains and Losses*".

Exchange of Profico Preferred A Shares for Consideration that includes AcquisitionCo Common Shares

An Electing Eligible Securityholder who receives consideration that includes AcquisitionCo Common Shares may make a joint election with AmalgamationCo (on behalf of AcquisitionCo) pursuant to section 85 of the Tax Act and thereby obtain a full or partial tax-deferred "rollover" for the purposes of the Tax Act in respect of the exchange. The extent of such rollover will depend on the amount specified in that election (the "**AcquisitionCo Elected Amount**"), the adjusted cost base to the Electing Eligible Securityholder of the Profico Preferred A Shares immediately before the exchange and the value of the consideration other than AcquisitionCo Common Shares, being any AcquisitionCo Notes, Series 1 and AcquisitionCo Notes, Series 2 received pursuant to the Arrangement. The AcquisitionCo Notes, Series 1 will subsequently be exchanged for Trust Units. The AcquisitionCo Notes, Series 2 will subsequently be repaid in cash by AmalgamationCo. Provided that the adjusted cost base of the holder's Profico Preferred A Shares and any reasonable costs of disposition equals or exceeds the fair market value of the Focus Units and cash received by the Electing Eligible Securityholder pursuant to the Arrangement, the Electing Eligible Securityholder may elect so as not to recognize any capital gain on the exchange. Securityholders who receive AcquisitionCo Common Shares and who do not make such an election will be taxable in respect of the full amount of any gains arising on the exchange and should consult their own tax advisors.

In order to make an election, an Electing Eligible Securityholder must provide to AmalgamationCo (on behalf of AcquisitionCo), two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Electing Eligible Securityholder) no later than the 90th day after the Effective Date, duly completed including details of the number of Profico Preferred A Shares transferred and the applicable

AcquisitionCo Elected Amount for the purposes of the election. The election form will be signed by AmalgamationCo (on behalf of AcquisitionCo) and returned to the Electing Eligible Securityholder for filing by the Electing Eligible Securityholder with the CRA (and with applicable provincial tax authorities). The AcquisitionCo Elected Amount may not:

(a) be less than the lesser of (i) the Electing Eligible Securityholder's aggregate adjusted cost base of the Profico Preferred A Shares transferred to AcquisitionCo; and (ii) the fair market value of the Profico Preferred A Shares at the time of the exchange;

(b) be less than the fair market value of the Focus Units, if any, and cash received by the Electing Eligible Securityholder; or

(c) be greater than the fair market value of the Electing Eligible Securityholder's Profico Preferred A Shares transferred to AcquisitionCo.

AmalgamationCo will not be responsible for the proper completion or filing of any election. The Electing Eligible Securityholder will be solely responsible for the proper completion and filing of the election and, if applicable, the payment of any late filing penalty.

Provided a valid tax election is filed in a timely manner, the Electing Eligible Securityholder will recognize a capital gain (or a capital loss) equal to the amount by which the AcquisitionCo Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base of the Profico Preferred A Shares of the Electing Eligible Securityholder transferred to AcquisitionCo and any reasonable costs of disposition. The taxation of capital gains and capital losses is described below under *"Residents of Canada - Taxation of Capital Gains and Losses"*.

The cost to an Electing Eligible Securityholder of the Focus Units, if any, received pursuant to the Arrangement will be equal to the fair market value thereof at the time of receipt. This cost will be averaged with the adjusted cost base of all other Focus Units held by the Electing Eligible Shareholder to determine the adjusted cost base of each Focus Unit held. The cost to an Electing Eligible Securityholder of the AcquisitionCo Common Shares will be the excess, if any, of the AcquisitionCo Elected Amount over the aggregate cost of the Focus Units, if any, and cash received by the Electing Eligible Securityholder.

Exchange of AcquisitionCo Common Shares for FLP B Units

Pursuant to the Arrangement, AcquisitionCo Common Shares held by Electing Eligible Securityholders will be transferred to FLP in exchange for FLP B Units. Securityholders who receive FLP B Units will generally be entitled to make a joint election with FLP under subsection 97(2) of the Tax Act in order to obtain a complete or partial tax-deferred "rollover" for the purposes of the Tax Act. Electing Eligible Securityholders who receive FLP B Units and who do not make such an election will be taxable in respect of the full amount of any gains arising on the exchange and should consult their own tax advisors.

In order to make an election, an Electing Eligible Securityholder must provide to the General Partner (on behalf of FLP), two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Electing Eligible Securityholder) no later than the 90th day after the Effective Date, duly completed including details of the number of AcquisitionCo Common Shares transferred and specifying an amount in the tax election form pursuant to subsection 97(2) of the Tax Act (the "**FLP Elected Amount**") for the purposes of the election. The election form will be signed by the General Partner (on behalf of FLP) and returned to the Electing Eligible Securityholder for filing by the Electing Eligible Securityholder with the CRA (and with applicable provincial tax authorities). The FLP Elected Amount may not:

(a) be less than the lesser of (i) the Electing Eligible Securityholder's aggregate adjusted cost base of the AcquisitionCo Common Shares transferred to FLP; and (ii) the fair market value of the AcquisitionCo Common Shares at the time of the exchange; or

(b) be greater than the fair market value of the Electing Eligible Securityholder's AcquisitionCo Common Shares transferred to FLP.

The General Partner and FLP will not be responsible for the proper completion or filing of any election. The Electing Eligible Securityholder will be solely responsible for the proper completion and filing of the election and, if applicable, the payment of any late filing penalty.

Provided that a valid tax election is filed in a timely manner, the Electing Eligible Securityholder will recognize a capital gain (or a capital loss) equal to the amount, if any, by which the FLP Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base of the AcquisitionCo Common Shares of the Electing Eligible Securityholder transferred to FLP and any reasonable costs of disposition. The taxation of capital gains and capital losses is described below under "*Residents of Canada – Taxation of Capital Gains and Losses* ".

The cost to an Electing Eligible Shareholder of the FLP B Units will be equal to the FLP Elected Amount.

Taxation of Focus Unitholders

Income from Focus Units

A Focus Unitholder generally will be required to include in computing income for a particular taxation year of the Focus Unitholder such portion of the net income of Focus for a taxation year as is paid or becomes payable to the Focus Unitholder in that particular taxation year, whether received in cash, additional Focus Units or otherwise. Provided that appropriate designations are made by Focus and FCT, such portion of the net income of Focus as is paid or becomes payable to a Focus Unitholder that represents net taxable capital gains or taxable dividends received from taxable Canadian corporations effectively will retain its character and be treated as such in the hands of the Focus Unitholder. Accordingly, in the case of a Focus Unitholder who is an individual, such amounts in respect of such dividends will be included in determining the Focus Unitholder's entitlement to the dividend tax credit. Such amounts designated as dividends in respect of the Focus Unitholders that are corporations will be included in income, but an equal amount generally may be deducted in computing taxable income, subject to the limitations in the Tax Act. In addition, such amounts designated as dividends generally will be subject to the 33⅓% refundable tax under Part IV of the Tax Act in respect of Focus Unitholders that are "private corporations" and "subject corporations" within the meaning of the Tax Act. All other income of Focus that is paid or becomes payable to a Focus Unitholder generally will be considered income from property, irrespective of its source. Any loss of Focus or FCT for the purposes of the Tax Act cannot be allocated to, and cannot be treated as, a loss of a Focus Unitholder.

The non-taxable portion of net realized capital gains of Focus (being one half thereof) that is paid or payable to a Focus Unitholder in a year will not be included in computing the Focus Unitholder's income for the year. Any other amount in excess of the net income of Focus that is paid or payable by Focus to a Focus Unitholder in a year generally will not be included in the Focus Unitholder's income for the year. However, where such an amount becomes payable to a Focus Unitholder, other than as proceeds of disposition of Focus Units or fractions thereof, the adjusted cost base of the Focus Units held by such Focus Unitholder will be reduced by such amount. To the extent that the adjusted cost base of a Focus Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of a Focus Unitholder from the disposition of the Focus Unit in the year in which the negative amount arises, and the adjusted cost base of the Focus Unit to the Focus Unitholder at the commencement of the immediately following year will be nil. Focus Units issued to a Focus Unitholder as a non-cash distribution of income will have a cost equal to the amount of such income. The adjusted cost base to a Focus Unitholder of a Focus Unit generally will be equal to the average of the cost of all Focus Units held by the Focus Unitholder and will be reduced by certain distributions as described above.

Disposition of Focus Units

Upon the disposition or deemed disposition by a Focus Unitholder of a Focus Unit, the Focus Unitholder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceeds (or is less than) the Focus Unitholder's adjusted cost base of the Focus Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by Focus that is otherwise required to be included in the Focus Unitholder's income.

A redemption of Focus Units in consideration for cash, Focus Notes or Redemption Notes, as the case may be, will be a disposition of such Focus Units for proceeds equal to the amount of such cash or the FMV of such consideration, less any income or capital gain realized by Focus in connection with the redemption of those Focus Units which has been designated by Focus to the Focus Unitholder. Redeeming Focus Unitholders will consequently realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (less

any portion thereof that is considered a distribution of Focus's income) exceeds (or is less than) the aggregate of the Focus Unitholder's adjusted cost base of the Focus Units and any reasonable costs of disposition. The Declaration of Trust provides that the Trustee has the discretion to designate certain net income and any capital gain realized by Focus as a result of the redemption of Focus Units to the Focus Unitholder redeeming Focus Units as is reasonable in the circumstances. The Focus Unitholder will be required to include in income any such net income so designated. Such a Focus Unitholder will be required to include in income, interest on the Focus Notes (including interest that had accrued to the date of the acquisition of the Focus Notes by the Focus Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Focus Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Focus Notes, an offsetting deduction will be available. The adjusted cost base of a Focus Note or Redemption Note distributed or issued by Focus, as the case may be, to a Focus Unitholder upon a redemption of Focus Units will be equal to the fair market value of the Focus Note or Redemption Note at the time of the distribution or issuance less, in the case of the Focus Note, any accrued and unpaid interest thereon. The taxation of capital gains and capital losses is described below under "*Residents of Canada – Taxation of Capital Gains and Losses*".

Taxation of FLP Partners

Allocation of Income

FLP is not subject to tax under the Tax Act. Each Partner of FLP, including Focus and FCT, is required to include in computing the Partner's income for a particular taxation year the Partner's share of the net income or loss, including capital gains and capital losses, as the case may be, of FLP for the fiscal period of FLP (which is the calendar year) ending on or before the Partner's taxation year end. Certain expenses in respect of exploration and development are not claimed at the FLP level. Instead, these expenses will be allocated to the Partners. Specific rules in the Tax Act may preclude a Partner from deducting any loss or other expenses of FLP allocated to such Partner. Partners should consult their own tax advisors regarding the deductibility of any FLP losses or other expenses.

The FLP Limited Partnership Agreement provides for the allocation of net income or loss of FLP for any fiscal period whether or not any of that income is distributed to a Partner in the taxation year. Generally, income of FLP for a particular fiscal period will be allocated among the Partners according to the FLP Limited Partnership Agreement. The FLP Limited Partnership Agreement provides that if a FLP B Unit is transferred prior to the end of the FLP's fiscal period, the Partner will be allocated a proportionate share of income or loss for the fiscal period during which the Partner held the FLP B Unit.

Acquisition of FLP B Units

The adjusted cost base to a Partner of an FLP B Unit will be the cost of the FLP B Unit acquired under the Arrangement, plus or minus adjustments required under the Tax Act. The adjustments required generally include additions for income and capital gains allocated to a Partner and reductions for distributions received by, and losses and capital losses allocated to a Partner. Any Canadian exploration expense, Canadian development expense or Canadian oil and gas property expense allocated to a Partner in a particular fiscal period also reduces the Partner's adjusted cost base of the FLP B Units immediately after the end of such fiscal period. If, at the end of a fiscal period of FLP, these cumulative reductions exceed the cost plus the cumulative additions to the adjusted cost base of a Partner's FLP B Units, the Partner will realize an immediate capital gain to the extent of the excess and the adjusted cost base of the FLP B Unit will then be nil. The taxation of capital gains and capital losses is described below under "*Residents of Canada – Taxation of Capital Gains and Losses*".

Disposition of FLP B Units

Generally, the disposition or deemed disposition by a Partner of a FLP B Unit will result in the Partner realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Partner's adjusted cost base of the FLP B Unit and any reasonable costs of disposition. The treatment of capital gains and losses generally are described below under "*Residents of Canada – Taxation of Capital Gains and Losses* ".

Taxation of Capital Gains and Losses

Under the Tax Act, one half of any capital gain recognized by a holder on a disposition or deemed disposition of Profico Shares, Focus Units, FLP B Units, Spur Shares or Spur Arrangement Warrants, the amount of any net taxable capital gains designated by Focus in respect of a Focus Unitholder, and one half of any capital gain allocated to a Partner by FLP will be included in such holder's income as a taxable capital gain. Subject to certain specific rules in the Tax Act, one half of any capital loss recognized by a holder on a disposition or deemed disposition of such securities or one half of any capital loss allocated to such a Partner by FLP in a taxation year may be deducted from any taxable capital gains realized by the holder in the year of disposition or allocation as an allowable capital loss. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A holder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay a refundable tax of 6⅔% on certain investment income, including taxable capital gains and certain trust income.

A capital loss realized on the disposition of a Profico Share or Spur Share by a holder that is a corporation may be reduced by the amount of dividends received or deemed to be received on such share by the holder to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Profico Shares or Spur Shares, or where a trust or partnership, of which a corporation is a beneficiary or a member, is a member of a partnership or a beneficiary of a trust that owns Profico Shares or Spur Shares. A capital loss realized on the disposition of a Focus Unit by a Focus Unitholder that is a corporation or trust (other than a mutual fund trust), whether directly or as a member of a partnership, may be reduced in respect of certain distributions to the Focus Unitholder out of dividends received by Focus directly or through FCT or FLP and designated by Focus in respect of the Focus Unitholder to the extent and under the circumstances described in the Tax Act. A capital loss realized on the disposition of FLP B Units by a Partner that is a corporation, whether directly or as a member of another partnership, may be reduced in respect of the amount of dividends received or deemed to be received by the Partner to the extent and under the circumstances prescribed by the Tax Act. Holders to whom these rules may be relevant should consult their own tax advisors.

Minimum Tax

In the case of a holder that is an individual, the net income of the Focus that is paid or payable to a Focus Unitholder that is designated as taxable dividends or as net taxable capital gains, capital gains realized on the disposition of Profico Shares, Focus Units or FLP B Units or taxable dividends and losses allocated to a Partner, may increase the holder's liability for minimum tax depending on the holder's circumstances

Non-Residents of Canada

The following portion of this summary is generally applicable to a holder who at all relevant times is not a Resident and who does not use or hold, and is not deemed to use or hold Profico Shares, Focus Units, Spur Shares or Spur Arrangement Warrants, as the case may be, in connection with carrying on a business in Canada (a "**Non-Resident Profico Shareholder**"). Special rules, which are not discussed herein, may apply to a Non-Resident Profico Shareholder that is an insurer carrying on business in Canada and elsewhere.

The Arrangement

Exchange of Profico Shares for Profico Preferred A Shares and Profico Notes in the course of the reorganization of capital of Profico.

Upon the reorganization in capital of Profico, subsection 86(1) of the Tax Act will apply with the result that:

(a) the cost to the Non-Resident Profico Shareholder of the Profico Note will be equal to its fair market value and the cost of the Profico Preferred A Share will be equal to the excess, if any, of the adjusted cost base of the holder's Profico Shares over the fair market value of the Profico Notes received; and

(b) the Non-Resident Profico Shareholder will be deemed to have disposed of the Profico Shares for proceeds of disposition equal to the greater of the adjusted cost base of the holder's Profico Shares immediately before the reorganization and the fair market value of the Profico Notes received.

As a result a capital gain will arise on the recapitalization to the extent that the fair market value of the Profico Notes received exceeds the Non-Resident Profico Shareholder's adjusted cost base in the Profico Shares.

Each Non-Resident Profico Shareholder will be required to apply for a withholding certificate pursuant to section 116 of the Tax Act in respect of the exchange under the reorganization of capital. Profico will be required to withhold 25% of the total consideration on the exchange and hold such amount in escrow pending receipt of the certificate. On the later of the 30th day of the month following the month during which the Effective Date occurred and such later date as is authorized in writing by the CRA, Profico shall (i) if a certificate has been delivered to Profico with a limit that is equal to or greater than the aggregate fair market value of the Profico Preferred A Shares and Profico Notes (collectively the "**Consideration**") to which the Non-Resident shareholder was entitled, release the entire amount of escrowed funds to the Non-Resident Profico Shareholder; or (ii) if a certificate has not been delivered, or a certificate has been delivered with a certificate limit which is less than the Consideration, remit to the Receiver General (Canada) for the account of the Non-Resident Profico Shareholder, one quarter of the amount by which the Consideration exceeds the certificate limit, if any, and pay the balance remaining to the Non-Resident Profico Shareholder. Profico shall provide each Non-Resident Profico Shareholder with timely evidence that any amount required to be remitted has been remitted to the Receiver General (Canada). The withholdings made by Profico shall be calculated on the basis of the aggregate fair market value of the Consideration payable to the Non-Resident Profico Shareholder and Profico, in its sole discretion, shall be entitled to sell for cash all or any portion of the Consideration, or properties received in substitution therefor, withheld from a Non-Resident Profico Shareholder, and the entitlement of the shareholder to any such withheld amounts shall be limited to the net cash proceeds received in respect of such liquidation.

Exchange of Profico Notes for Spur Shares and Spur Arrangement Warrants

Non-Resident Profico Shareholders will transfer their Profico Notes to Spur in exchange for Spur Shares and Spur Arrangement Warrants. Such exchange will not be a reportable transaction under the Tax Act since the Profico Notes will not constitute taxable Canadian property to the Non-Resident Profico Shareholder. The Non-Resident Profico Shareholder will have a cost in the Spur Shares and Spur Arrangement Warrants equal to their respective fair market values.

As the Spur Shares and Spur Arrangement Warrants will generally be considered "taxable Canadian property" to a Non-Resident Profico Shareholder, the tax consequences to the Non-Resident Profico Shareholder of acquiring, exercising or disposing of Spur Arrangement Warrants and disposing of Spur Shares will generally be the same as Resident Profico Shareholders. See "*Residents of Canada – The Arrangement – Spur Arrangement Warrants*" and "*Non-Residents of Canada – Taxation of Capital Gains and Losses*".

Exchange of Profico Preferred A Shares for Focus Units and Cash

Pursuant to the Arrangement, Profico Preferred A Shares held by Non-Resident Profico Shareholders will be transferred to AcquisitionCo in exchange for AcquisitionCo Notes, Series 1 and AcquisitionCo Notes, Series 2. Such a Non-Resident Profico Shareholder will realize and recognize a capital gain (or a capital loss) equal to the amount by which the fair market value of the AcquisitionCo Notes, Series 1 and AcquisitionCo Notes, Series 2 received at the time of the exchange for the Profico Preferred A Shares exceeds (or is less than) the aggregate of the adjusted cost base of the Profico Preferred A Shares of the Non-Resident Profico Shareholder transferred to AcquisitionCo and any reasonable costs of disposition. The taxation of capital gains and losses is described below under "*Non-Residents of Canada – Taxation of Capital Gains and Losses*".

The cost of the AcquisitionCo Notes, Series 1 and AcquisitionCo Notes, Series 2 will be the fair market value thereof at the time of the exchange. Moreover, such Notes will not constitute taxable Canadian property in the hands of the Non-Resident Profico Shareholder such that a subsequent disposition or settlement of these Notes will not be a reportable transaction under the Tax Act. The cost of the Focus Units received on the settlement of the AcquisitionCo Notes, Series 1 will be equal to their fair market value. This cost will be averaged with the adjusted cost base of all other Focus Units held by the Non-Resident Profico Shareholder to determine the adjusted cost base of each Focus Unit held.

Each Non-Resident Profico Shareholder will be required to apply for a withholding certificate pursuant to section 116 of the Tax Act in respect of this exchange. AcquisitionCo will be required to withhold 25% of the total consideration on the exchange and hold such amount in escrow pending receipt of the certificate. Withholdings made by AcquisitionCo will be dealt with in a manner similar to the discussion above under the heading "*Non-Residents of Canada – The Arrangement – Exchange of Profico Shares for Profico Preferred A Shares and Profico Notes in the course of the reorganization of capital of Profico*" The withholdings made by AcquisitionCo shall be calculated on the basis of the aggregate fair market value of the consideration payable to the Profico Shareholder and the amount shall be deducted from the AcquisitionCo Notes, Series 2 payable to such shareholder in first instance with the balance, if any, being withheld in respect of the AcquisitionCo Notes, Series 1 payable to such shareholder. AcquisitionCo, in its sole discretion, shall be entitled to sell for cash all or any portion of the consideration, or properties received in substitution therefor, withheld from a Profico Shareholder, and the entitlement of the shareholder to any such withheld amounts shall be limited to the net cash proceeds received in respect of such liquidation.

Taxation of Focus Unitholders

Income from Focus Units

All amounts that the Focus pays or credits, or is deemed to pay or credit, to a Focus Unitholder who is a Non-Resident, other than amounts designated by the Focus to be net taxable capital gains, as well as any amount that can reasonably be considered to be a distribution of or derived from a dividend received by the Focus from a corporation that is a Resident other than a taxable dividend, which otherwise would be included in the income of such Focus Unitholder (determined in accordance with the Tax Act) will be subject to Canadian withholding tax at a rate of 25% of the gross amount thereof, unless such rate is reduced under an applicable income tax convention. The rate of withholding tax is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to those Focus Unitholders who are residents of the United States for the purposes of the *Canada-United States Income Tax Convention*, as amended.

The proportionate share of any distribution which is in excess of a distribution of Focus income will generally be subject to a Canadian withholding tax of 15% if, at the time of the distribution, Focus Units are listed on a prescribed stock exchange (which includes the TSX) and the value of Focus' Units is primarily attributable to real property situated in Canada, Canadian resource property or timber resource property. If a subsequent disposition of a Focus Unit results in a capital loss to a non-resident Focus Unitholder, a refund of the 15% Canadian withholding tax is available in limited circumstances, subject to the filing of the special Canadian tax return. A non-resident Focus Unitholder will not be required to report such distribution in a Canadian tax return and such distribution will not reduce the adjusted cost base of the Focus Units.

Disposition of Focus Units

A disposition of Focus Units by a Non-Resident will only be subject to taxation in Canada if the Focus Units are considered to be "taxable Canadian property" of the holder. See "*Non-Residents of Canada – Taxation of Capital Gains and Losses*"

Taxation of Capital Gains and Losses

A Non-Resident Profico Shareholder will be subject to taxation in Canada in respect of a disposition of Profico Shares, Focus Units, Spur Shares or Spur Arrangement Warrants only to the extent such securities constitute "taxable Canadian property" to the Non-Resident Profico Shareholder and the Non-Resident Profico Shareholder is not afforded relief under an applicable income tax convention.

A Profico Share will generally be considered to be taxable Canadian property of a holder since the Profico Shares are not listed on a prescribed stock exchange. Similarly, until such time as the Spur Shares are listed on a prescribed stock exchange, the Spur Shares and Spur Arrangement Warrants will generally be considered to be taxable Canadian property of a holder.

A Focus Unit will generally not be considered to be taxable Canadian property of a Focus Unitholder unless either: (i) at any time during the 60 month period that ends at the time of the disposition of such Focus Unit, 25% or more of the issued Focus Units were owned by the Focus Unitholder, by persons with whom the Focus Unitholder did not

deal at arm's length or by any combination thereof; or (ii) at the time of disposition, the Focus is not a "mutual fund trust" as defined in the Tax Act.

A disposition of property which is taxable Canadian property of the holder will generally have the same tax consequences as discussed above under the heading "*Residents of Canada – Taxation of Capital Gains and Losses*", subject to relief, if any, under an applicable income tax treaty. Where a capital loss is realized by on such a disposition, further restrictions may apply to the utilization of such loss if the property so disposed of is "treaty protected property" for the purposes of the Tax Act.

Clearance Certificates & Other Canadian Tax Filings

Non-Resident Profico Shareholders will generally be required to give notice of any disposition of taxable Canadian property to the CRA under section 116 of the Tax Act, failing which the purchaser of such property will generally be required to withhold and remit to the CRA one-quarter of the purchase price. Failure to notify the CRA of a disposition of taxable Canadian property by a Non-Resident Profico Shareholder within 10 days of the disposition can give rise the assessment of penalties and interest against such holder. It is important to note that these notification obligations arise even where no Canadian tax will be payable because, for example, such a disposition of taxable Canadian property gives rise to a capital loss or because any capital gain which arises is not subject to Canadian taxation due to a non-recognition provision of the Tax Act or the application of a relevant tax treaty.

A Non-Resident Profico Shareholder who disposes of taxable Canadian property will be required to file a Canadian income tax return for the taxation year that includes the disposition of the property by the holder. Where amounts have been withheld and remitted to the CRA by a purchaser of such property as described above on account of the Non-Resident Profico Shareholders' tax liability, the Non-Resident Profico Shareholder may be entitled to obtain a refund of all or a portion of the amount withheld by filing a Canadian income tax return as and when required by the Tax Act. Non-Resident Profico Shareholders are urged to seek professional advice in this regard.

Dissenting Shareholders

Both Resident and Non-Resident Profico Shareholders are permitted to dissent from the Arrangement. Under the Arrangement, a dissenting Profico Shareholder will be entitled to be paid by Profico the fair market value of the Profico Share held by such Shareholder determined as of the appropriate date. See "*Right to Dissent*". Such Profico Shareholder may be deemed to have realized a dividend to the extent that the proceeds of disposition exceed the paid up capital of the Profico Shares and a capital gain (or capital loss) to the extent that the proceeds of disposition less the deemed dividend exceed (or are less than) the adjusted cost base of the Profico Shares to the Profico Shareholder immediately before payment of the fair market value of the Profico Shares. In the case of a Dissenting Shareholder that is a corporation, the entire consideration received may be viewed as the proceeds of disposition of such Shareholder's Profico Shares, with a resulting capital gain (or capital loss) computed as described above. See "*Residents of Canada – Taxation of Capital Gains and Losses*" and "*Non-Residents of Canada – Taxation of Capital Gains and Losses*" above. Any dividend deemed to be received by a dissenting Non-Resident Profico Shareholder or interest paid or credited to the Non-Resident Profico Shareholder will be subject to Canadian non-resident withholding tax at the rate of 25%, unless reduced under an applicable income tax treaty.

Status of Focus

Counsel has been advised that Focus will qualify as a "unit Focus" and a "mutual fund trust" as defined by the Tax Act at all relevant times. In order to qualify as a mutual fund trust, Focus, among other things, cannot, and may not at any time, reasonably be considered to be established or maintained primarily for the benefit of non-resident persons unless at all times since its formation, all or substantially all of its property has consisted of property other than "taxable Canadian property" (as defined in the Tax Act). In addition, the undertaking of Focus must be restricted to the investing of its funds in property (other than real property or an interest in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of Focus, or a combination of these activities.

Focus has certain restrictions on its activities and its powers and certain restrictions against non-resident Unitholders, such that it is reasonable to expect that these requirements will be satisfied.

Taxation of Focus

Focus is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Focus Unitholders and which is deducted by Focus in computing its income for purposes of the Tax Act. The taxation year of Focus will generally end on December 31 of each year.

Focus will be required to include in its income for each taxation year: (i) all interest on debt obligations owing to it that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year; (ii) its allocated share of net income of FLP for fiscal periods of FLP (which will be the calendar year) ending in that year; and (iii) such amount of income of FCT that was paid or became payable in the year to Focus (including amounts of net taxable capital gains or taxable dividends designated by FCT in respect of the Trust). The amount of net income allocated to Focus from FLP may exceed or be less than the amount of cash distributed by FLP to Focus.

In computing its income, Focus will generally be entitled to deduct reasonable administrative expenses incurred to earn income. Focus will be entitled to deduct the costs incurred by it in connection with the issuance of Focus Units on a five-year, straight-line basis. Acquisitions or dispositions of Canadian resource properties subject to a net profits interest may result in increases or decreases in Focus's cumulative Canadian oil and gas property expense ("**COGPE**"). Focus may deduct up to 10% of its COGPE annually on a declining balance basis (subject to proration for short taxation years). If Focus's cumulative COGPE is less than zero at the end of a taxation year, such negative amount must be included in income. Focus may also deduct amounts which become payable by it to Focus Unitholders in the year, to the extent that Focus has net income for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by Focus or the Unitholder is entitled in that year to enforce payment of the amount. Under the Focus Trust Indenture, net income of Focus for each year will be paid or made payable by way of cash distributions to the Focus Unitholders. The Focus Trust Indenture also contemplates other situations in which Focus may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Focus Unitholders in the form of additional Focus Units.

Under the Focus Trust Indenture, income received by Focus may be used to finance cash redemptions of Focus Units.

For purposes of the Tax Act, Focus generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. Accordingly, it is expected that Focus will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

Taxation of FLP

FLP generally will not be subject to tax under the Tax Act. Each Partner of FLP, including Focus and FCT, is required to include in computing the Partner's income for a particular taxation year the Partner's share of the net income or loss, including capital gains and capital losses, as the case may be, of FLP for each fiscal period of FLP (which will be the calendar year) ending on or before the Partner's taxation year end, whether or not any of that income is distributed to the Partner in the taxation year. For this purpose, the income or loss of FLP will be computed for each fiscal period as if FLP were a separate person who is a Resident. In computing the income or loss of FLP, deductions will be claimed in respect of its operating, administrative and other expenses, as permitted by the Tax Act. The net income or loss of FLP for a fiscal period will be allocated to the Partners, including FCT, on the basis of their respective share of that net income or loss as provided in the FLP Limited Partnership Agreement, subject to the detailed rules in the Tax Act in that regard.

NON-CANADIAN INCOME TAX CONSIDERATIONS

This Information Circular does not contain a summary of the non-Canadian income tax consequences of the Arrangement for Profico Securityholders and Partners who are subject to tax outside of Canada. Such holders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

INFORMATION CONCERNING FOCUS ENERGY TRUST

General

Focus Energy Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Focus Trust Indenture. The head and principal office of Focus is located at Suite 3300, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7.

The principal undertaking of Focus is to issue Focus Units and other securities and to acquire and hold securities of subsidiaries, trusts and partnerships, net profits interests, royalties, notes and other interests. Focus' direct and indirect subsidiaries, trusts and partnerships carry on the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto.

Focus may declare payable to the Focus Unitholders all or any part of the net income of Focus. Currently, the only income to be received by Focus is from the interest received on the principal amount of Focus Notes, under the NPI Agreement and distributions made by Focus BC. Focus has been making monthly cash distributions to Focus Unitholders (since October 15, 2002) of the interest income earned from the Focus Notes and the income earned under the NPI Agreement, after expenses, if any, and any cash redemptions of Focus Units. **Cash distributions are not guaranteed.** See "*Distributable Cash*".

Focus makes cash distributions on the 15th day of each month (or the first Business Day thereafter) to holders of Focus Units of record on the immediately preceding Distribution Record Date.

For more information regarding Focus, see the Focus AIF incorporated by reference herein.

Recent Developments

Focus has received a proposal from a Canadian chartered bank which is a member of the lending syndicate which provides the Focus Credit Facilities (as defined herein) with respect to a new credit facility (the "**New Credit Facilities**") in replacement of the existing Focus Credit Facilities. The proposal is subject to the agreement of the lenders under the Focus Credit Facilities and to other usual and customary conditions, including, without limitation, completion of the Arrangement materially in accordance with its terms. The New Credit Facilities will be in the aggregate amount of $365,000,000, with $350,000,000 allocated to a revolving term production facility (the "**New Term Credit Facility**") and $15,000,000 to a revolving operating facility (the "**New Operating Facility**"), to the extent the lender determined borrowing base is at least equal to $365,000,000. One lender under the Focus Credit Facilities has indicated it has approval to provide up to ¼ of the New Term Credit Facility and all of the New Operating Facility. Discussions are ongoing with the other members of the current Focus lending syndicate and, at present, it is anticipated that they will each agree to provide ¼ of the New Term Credit Facility. The New Credit Facilities will be substantially on the same terms and conditions as the Focus Credit Facilities, provided that both Focus (as to $170,000,000) and FLP (as to $180,000,000) will be borrowers under the New Term Credit Facility, the New Term Credit Facility will have a two year term with three quarterly payments of 8.33% of the amount of the New Term Credit Facility commencing 15 months after the New Term Credit Facility is termed out and the New Operating Facility will be a 364 day committed credit facility. See "*Focus Credit Facilities*".

Significant Acquisitions

There are no acquisitions that Focus has completed within 75 days prior to the date of this Information Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 and for which Focus has not yet filed a business acquisition report under National Instrument 51-102. In addition, other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the appendices hereto), there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 if completed as of the date of this Information Circular.

Documents Incorporated by Reference

Information in respect of Focus and its subsidiaries has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of FET Resources,

at Suite 3300, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7, telephone (403) 652-8893; fax (403) 601-8301, and are also available electronically at *www.sedar.com*. For the purposes of the Province of Quebec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of FET Resources at the above-mentioned address and telephone number and is also available electronically at *www.sedar.com*.

The following documents of Focus, filed with the various securities commissions or similar authorities in the jurisdictions where Focus is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular and will be included in an enclosure to this Information Circular provided to the Profico Securityholders:

1. the Focus AIF dated March 30, 2006 for the year ended December 31, 2005;

2. the audited consolidated balance sheets of Focus as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for the years then ended, together with the notes thereto, the auditor's report thereon and the management's discussion and analysis in respect thereof;

3. the Information Circular and Proxy Statement of Focus dated March 15, 2006 with respect to its annual meeting of Unitholders held on May 17, 2006;

4. the material change report of Focus dated May 2, 2006 in respect of the Arrangement; and

5. the unaudited consolidated balance sheets of Focus as at March 31, 2006 and 2005 and the consolidated statements of income, retained earnings and cash flows for the three months then ended, together with the notes thereto and the management's discussion and analysis in respect thereof.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus, including interim financial statements and related interim management's discussion and analysis, material change reports (except confidential material change reports) and business acquisition reports, filed by Focus with the securities commissions or similar authorities in any of the provinces of Canada subsequent to the date of this Information Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Additional information relating to Focus is available on SEDAR at *www.sedar.com*. Securityholders may contact the Secretary of FET Resources to request copies of Focus' financial statements and management's discussion and analysis at the address and telephone number set forth above. Financial information is provided in Focus' comparative financial statements and management's discussion and analysis for its most recently completed financial year.

Distribution History

Cash distributions are made on the 15th day (or if such date is not a Business Day, on the next Business Day) following the end of each calendar month to Unitholders of record on the last business day of each such calendar month or such other date as determined from time to time by the Focus Trustee.

The Focus Board reviews the distribution policy from time to time. The current distribution policy incorporates the withholding of approximately 30-35 percent of cash flow generated for the financing of capital expenditures in order to provide sustainable distributions in the long-term. Depending upon commodity prices and the size of the capital budget, FET Resources estimates that 30-35 percent of the cash available for distribution will fund a significant portion of its annual capital expenditure program, including exploration, exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

Distributions are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices. During periods of volatile commodity prices, Focus may vary the distribution rate monthly.

Pursuant to the provisions of the Focus Trust Indenture all taxable income earned by Focus in a fiscal year, not previously distributed in that fiscal year, must be distributed to Focus Unitholders of record on December 31. This excess income, if any, will be allocated to Unitholders of record at December 31 but the right to receive this income, if the amount is not determined and declared payable at December 31, will trade with the Focus Units until determined and declared payable in accordance with the rules of the TSX. To the extent that a Unitholder trades Focus Units in this period they will be allocated such income but will dispose of their right to receive such distribution.

The following table sets forth the per Focus Unit amount and the distribution payment date of monthly cash distributions paid by Focus in 2006 and declared payable by Focus in 2006.

For the 2006 Period Ended	Distributions per Unit	Payment Date
January 31	$0.19	February 15, 2006
February 29	$0.19	March 15, 2006
March 31	$0.19	April 15, 2006
April 30	$0.19	May 16, 2006
May 31	$0.19	June 15, 2006

Note:

(1) Focus announced on May 15, 2006 that a distribution of $0.19 per Focus Unit will be payable on June 15, 2006 to Focus Unitholders of record on the close of business on May 31, 2006.

On April 24, 2006, Focus announced that the Focus Board had reaffirmed Focus' distribution policy for the second quarter of 2006 at $0.19 per Focus Unit (provided that such distributions are conditional until confirmed in a press release relating to a particular monthly distribution). If the Arrangement is completed on June 27, 2006 as currently scheduled, the first distribution the Profico Securityholders will be entitled to receive will be the distribution anticipated to be paid to holders of Focus Units of record on June 30, 2006, which is expected to be paid on July 17, 2006. If the Arrangement is not completed on or before June 30, 2006, the amount of cash payable to Profico Securityholders pursuant to the Arrangement will be increased by $0.9823 per Profico Share.

For additional information respecting historical distribution payments to Focus Unitholders, including the factors influencing the amount available for distribution to Focus Unitholders, see *"Description of the Trust – Cash Distributions and Distribution Policy"* at page 44 of the Focus AIF.

The historical distribution payments described above and incorporated by reference herein and the distributions paid by Focus in 2006 and declared payable for May 2006 may not be reflective of future distribution payments and future distributions are not assured. Future distributions and the actual payout ratio will be subject to the discretion of the Focus Board and may vary depending on, among other things, the current and anticipated commodity price environment. **Cash distributions are not guaranteed.** See *"Distributable Cash"*.

Future distributions will be subject to the discretion of the Focus Board and may vary depending on, numerous factors. See *"Pro Forma Information of Focus After Giving Effect to the Arrangement – Risk Factors"*.

Focus Credit Facilities

Focus has credit facilities (the "**Focus Credit Facilities**") with a syndicate of lenders that includes a $130 million revolving term production facility (the "**Term Credit Facility**") and a $10 million revolving demand operating facility (the "**Operating Credit Facility**"), to the extent the lender determined borrowing base is at least equal to

$140 million. Loans under the Focus Credit Facilities bear interest at the prime rate or U.S. base rate of the administrative agent for the lenders or at the LIBOR rate, in each case plus an applicable margin, and bankers' acceptances bear a stamping fee, in each case based on the debt to cash flow ratio of Focus on a consolidated basis. The Term Credit Facility is subject to a semi-annual review where the lenders may redetermine the borrowing base. The Term Credit Facility revolves until May 9, 2007 and matures 366 days later at which time the Term Credit Facility must be repaid in full, provided that quarterly instalments of 5% of the amount of the Term Credit Facility must be paid on the last day of each of the first 3 ninety day periods of such 366 day term. However, Focus has the right to request that the term and maturity of the Term Credit Facility be extended from time to time, in each case for a period of 364 days, subject to lenders consenting to such request and which request may involve extensions by some, but not necessarily all of the lenders thereunder. The Operating Credit Facility is repayable on demand and may be demanded at any time by the lender thereunder. As at May 24, 2006, a total of approximately $105.9 million was outstanding under the Focus Credit Facilities.

Under the Focus Credit Facilities, the amount of the permitted borrowing base was initially established by, and is periodically redetermined by, the lenders thereunder. The borrowing base is set at the sole discretion of the lenders under the Term Credit Facility. As of May 10, 2006, Focus' borrowing base under such facilities was Cdn $140 million. **Focus anticipates negotiating a new credit facility with lenders following the mailing of this Information Circular which will be effective upon completion of the Arrangement, reflecting the addition of the Profico Assets.** See also "*Pro Forma Information of Focus After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization*".

The Focus Credit Facilities have customary covenants including, but not limited to, covenants with respect to:

- creating additional liens or security interests;
- transferring or selling of assets;
- entering into mergers and amalgamations;
- incurring additional debt;
- providing additional guarantees; and
- entering into swaps and derivatives contracts.

Amounts outstanding under the Focus Credit Facilities are guaranteed by Focus and Focus' operating subsidiaries (the "**Focus Operating Subsidiaries**") and secured by a first charge in favour of the lenders over substantially all of the assets of Focus and the Focus Operating Subsidiaries. If Focus or the Focus Operating Subsidiaries become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lenders may foreclose on or sell the properties of Focus.

In the event of a bankruptcy, insolvency, liquidation or reorganization of Focus or any of the Focus Operating Subsidiaries, lenders under the Focus Credit Facilities will be entitled to payment of their claims from the assets of Focus and the Focus Operating Subsidiaries before any assets are made available for distribution to Focus in the case of the Focus Operating Subsidiaries or to the holders of Focus Units in the case of Focus. The Focus Units therefore effectively rank junior to the Focus Credit Facilities. Other than pursuant to the Focus Credit Facilities, neither Focus nor any of the Focus Operating Subsidiaries is limited in their ability to incur secured or unsecured indebtedness.

In addition, Focus and the Focus Operating Subsidiaries have entered into a subordination agreement in favour of the lenders under the Focus Credit Facilities whereby the Focus Operating Subsidiaries are restricted from making any distributions to Focus when (i) a default or event of default under the Focus Credit Facilities has occurred and is continuing or (ii) outstanding loans under the Focus Credit Facilities exceed the borrowing base set by the lenders thereunder until such time as such outstanding loans are reduced below such borrowing base.

Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts by the Focus Operating Subsidiaries to Focus. Although Focus believes the Focus Credit Facilities will be sufficient for the Focus Operating Subsidiaries' immediate requirements, there can be no assurance that the amount will be adequate for the financial obligations of the Focus Operating Subsidiaries or that additional funds can be obtained or that the Focus Credit Facilities can be refinanced on terms acceptable to Focus and to the applicable lenders.

Price Range and Average Daily Trading Volume of Focus Units

The Focus Units are listed for trading on the TSX under the symbol "FET.UN". The following table sets forth the high and low closing trading prices and the average daily trading volume of the Focus Units as reported by the TSX for the periods indicated.

Period	High ($)	Low ($)	Average Daily Trading Volume
2006			
January	25.28	23.75	90,892
February	25.23	19.76	127,515
March	23.76	21.51	142,939
April	25.25	23.01	139,889
May 1-25	25.50	23.27	223,557

On April 21, 2006, the last trading day on which the Focus Units traded prior to announcement of the Arrangement, the closing price of the Focus Units on the TSX was $25.14. On May 25, 2006, the closing price of the Focus Units on the TSX was $23.79.

Risk Factors

An investment in the Focus Units is subject to certain risks. Readers should carefully consider the risk factors described under the heading "*Risk Factors*" in the Focus AIF which is incorporated by reference in this Information Circular as well as the risk factors set forth elsewhere in this Information Circular.

Legal Proceedings

There are no outstanding legal proceedings material to Focus to which Focus or FET Resources is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

Focus' auditors are KPMG LLP, Chartered Accountants, Calgary, Alberta.

Valiant Trust Company, at its principal office in Calgary, Alberta and through its co-agent, BNY Trust Company of Canada, at its principal office in Toronto, Ontario is the transfer agent and registrar for the Focus Units and the FET Exchangeable Shares.

Additional Information

Additional information relating to Focus is available on SEDAR at ***www.sedar.com***. Financial information concerning Focus is provided in its financial statements for the year ended December 31, 2005 and the accompanying management's discussion and analysis, both of which can be accessed on SEDAR.

PRO FORMA INFORMATION OF FOCUS ENERGY TRUST AFTER GIVING EFFECT TO THE ARRANGEMENT

Post-Arrangement Structure of Focus

The following diagram illustrates the organizational structure of Focus following the completion of the Arrangement (and assumes the election in full by certain eligible holders of Profico Shares to receive FLP B Units).


Existing Focus Unitholders
37 million Focus Units
31 million Focus Units
Former Profico Securityholders
FET Exchangeable Shareholders
Focus
100% Common Shares
37 million FLP A Units
Exchange Rights
General Partner
ExchangeCo
FCT
31 million FLP A Units
10 million FLP B Units
FET Exchangeable Shares
FLP
100% Common Shares
Class B Units
FET Resources
Amalco
Operating Partnership
Class A Units
100% Units
100%
Focus B.C. Trust
Other FET Entities
99%
Other FET Entities

Notes:

(1) Following the completion of the Arrangement, assuming that the maximum FLP B Units are issued pursuant to the Arrangement and that no Dissent Rights are exercised in connection with the Arrangement, approximately 49% of the outstanding Focus Units will be held by the existing Focus Unitholders and approximately 51% of the outstanding Focus Units (on a diluted basis) will be held by former Profico Securityholders.

(2) FLP B Units are entitled to vote with Focus Unitholders pursuant to the FLP Special Voting Right and are entitled to the same distributions of cash per unit as made on a Focus Unit. **The FLP B Units are not and will not be listed on any stock exchange, are not transferable, except in certain limited circumstances and are not exchangeable into Focus Units until after January 1, 2007. The FLP B Units are also redeemable by Focus under certain circumstances and in any event must be exchanged for Focus Units prior to January 8, 2017.**

(3) The "Other FET Entities" are comprised of various corporations and partnerships owned by Focus or in which it has an interest. For further details on these entities, see page 8 of the Focus AIF and "*Organizational Structure*" in Appendix G attached hereto.

Selected Pro Forma Financial and Operational Information

The following is a summary of selected pro forma financial and operational information on a consolidated basis of Focus following the completion of the Focus Arrangement for the period indicated. The following should be read in conjunction with the unaudited pro forma consolidated financial statements of Focus and the notes thereto attached as Appendix K to this Information Circular.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had

the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

Pro Forma Three Months Ended March 31, 2006

	Focus	Profico Assets to be acquired by Focus	Pro Forma Adjustments	Total
	(unaudited) ($000s)	(unaudited) ($000s)	(unaudited) ($000s)	(unaudited) ($000s)
Oil and natural gas sales – net of royalties	38,221	47,218	-	85,439
Expenses				
Operating	4,912	2,815	-	7,727
Transportation	2,525	1,333	-	3,858
General and administrative	1,621	850	-	2,471
Interest	1,038	401	1,033	2,472
Depletion, depreciation and accretion	13,999	18,140	28,589	60,728
Income before taxes	14,126	23,679	(29,622)	8,183
Current and capital taxes	150	50,487	2,435	53,071
Future income tax recovery	(3,147)	(39,519)	(13,337)	(56,002)
Non-controlling interest-exchangeable shares	345	-	(233)	112
Net income	16,778	12,711	(18,487)	11,002

	Focus	Profico Assets to be acquired by Focus	Total
Average Daily Production			
Natural gas (Mcf/d)	45,137	84,236	129,373
Crude oil & NGLs (Bbls/d)	2,394	317	2,711
Combined (Boe/d)	9,917	14,356	24,273

Pro Forma Year Ended December 31, 2005

	Focus	Profico Assets to be acquired by Focus	Pro Forma Adjustments	Total
	($000s)	(unaudited) ($000s)	(unaudited) ($000s)	(unaudited) ($000s)
Oil and natural gas sales – net of royalties	150,082	159,174	-	309,256
Expenses				
Operating	14,948	8,570	-	23,518
Transportation	9,931	4,924	-	14,855
General and administrative	6,768	5,294	-	12,062
Litigation Settlement	-	60,000	-	60,000
Interest	3,531	864	3,769	8,164
Depletion, depreciation and accretion	54,805	53,515	91,356	199,676
Income before taxes	60,099	26,007	(95,125)	(9,019)
Current and capital taxes	876	19,920	10,044	30,840
Future income tax recovery	(5,678)	7,071	(47,095)	(45,702)
Non-controlling interest – exchangeable shares	1,437	-	(764)	673
Net income	63,464	(984)	(57,310)	5,170

	Focus	Profico Assets to be acquired by Focus	Total
Average Daily Production			
Natural gas (Mcf/d)	44,526	68,406	112,932
Crude oil & NGLs (Bbls/d)	2,542	370	2,912
Combined (Boe/d)	9,963	11,771	21,734

	Focus	Profico Assets to be acquired by Focus	Total
Total Proved Reserves (1)(2)			
Natural gas (MMcf)	145,828	193,315	339,143
NGL (Mbbls)	2,631	-	2,631
Light/medium crude oil (Mbbls)	4,087	240	4,327
Heavy oil (Mbbls)	-	665	665
Combined (Mboe)	31,023	33,124	64,146
Total Proved + Probable Reserves (1)(2)			
Natural gas (MMcf)	187,506	273,401	460,907
NGL (Mbbls)	3,420	-	3,420
Light/medium crude oil (Mbbls)	5,608	240	5,848
Heavy oil (Mbbls)	-	874	874
Combined (Mboe)	40,279	46,680	86,959
Net Undeveloped Land Holdings (acres) (3)	57,000	344,000	401,000

Notes:

(1) Reserves for Focus are from the Focus Report and reserves for Profico are from the Profico Report based on forecast prices.

(2) Reserves are presented as working interest before royalties and are as at December 31, 2005.

(3) Undeveloped land acreage for Focus and Profico (after adjusting for the sale of the NorthSask Assets and the transfer of the Spur Assets) are as at March 31, 2006.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Focus as at March 31, 2006, both before and after giving effect to the completion of the Arrangement on a pro forma basis. See also Appendix K, *"Pro Forma Financial Statements of Focus"*.

Designation (Authorization)	As at March 31, 2006 before giving effect to the Arrangement	As at March 31, 2006 after giving effect to the Arrangement
Focus Credit Facilities ($140 million)(1)	$99,000,000	$191,800,000
Unitholders' Capital		
Focus Units (2)	$245,928,000	$1,019,161,000
(unlimited)	(36,764,144 units)	(67,764,144 units)
Special Voting Right	nil	nil
(unlimited)	(1 unit)	(2 units)
FET Exchangeable Shares	$4,343,000	$4,343,000
(unlimited)	(542,217 shares)	(542,217 shares)
FLP B Units(3)	nil	$249,430,000
(unlimited)	(nil units)	(10,000,000 units)

Notes

(1) See *"Information Concerning Focus Energy Trust – Focus Credit Facilities"*. Focus anticipates negotiating a new credit facility with lenders following the mailing of this Information Circular which will be effective upon completion

of the Arrangement, reflecting the addition of the Profico Assets. See "*Information Concerning Focus Energy Trust – Recent Developments*".

(2) Assumes that 10 million FLP B Units are issued pursuant to the Focus Arrangement and that no Dissent Rights are exercised in connection with the Arrangement.

(3) FLP B Units will be exchangeable for Focus Units at the option of the holder after January 1, 2007 on a one-for-one basis, will be entitled to vote with Focus Unitholders pursuant to the FLP Special Voting Right and are entitled to the same distributions of cash per unit as made on a Focus Unit.

Upon the completion of the Arrangement, assuming that the maximum FLP B Units are issued pursuant to the Arrangement and that no Dissent Rights are exercised in connection with the Arrangement, approximately 67.8 million Focus Units, 0.8 million Focus Units issuable upon exchange of FET Exchangeable Shares and 10 million FLP B Units will be issued and outstanding. Of these, approximately 49% of the outstanding Focus Units (on a diluted basis) will be held by the existing Focus Unitholders and approximately 51% of the outstanding Focus Units (on a diluted basis) will be held by former Profico Securityholders. All of the 10 million FLP B Units will be held by former Profico Securityholders.

Directors and Officers of FET Resources Upon Completion of the Arrangement

The Focus Board currently consists of six members, all of whom are elected annually. In connection with the Focus Arrangement, the Parties have agreed to increase the Focus Board to include Clayton H. Woitas, Chairman, President and Chief Executive Officer of Profico, David P. O'Brien, Chairman of the Board of EnCana Corporation and the Royal Bank of Canada and Jeff S. Lebbert, Vice President, Corporate Development of Profico. As a result, at the Focus Meeting, Unitholders will be asked to approve the appointment of these persons as directors of FET Resources to serve until the next annual meeting of Unitholders or until their successors are duly elected or appointed. See "*Other Matters to be Considered at the Focus Meeting – Election of Additional Directors*" for a description of the names, province and country of residence and positions for each of these proposed directors and officers upon completion of the Arrangement, together with their principal occupations during the last five years.

Principal Holders of Focus Units, FET Exchangeable Shares and FLP B Units

After giving effect to the Focus Arrangement, to the knowledge of the directors and officers of FET Resources and Profico, no person or company will beneficially own, directly or indirectly, or exercise control or direction, over more than 10% of Focus Units, FET Exchangeable Shares and FLP B Units in aggregate except as follows:

Name	Number Beneficially Owned or Controlled After Giving Effect to the Arrangement	% Beneficially Owned or Controlled After Giving Effect to the Arrangement
Clayton H. Woitas Calgary, Alberta	8,678,786	11.0%

Risk Factors

Certain risk factors relating to the activities of Focus and its affiliates and the ownership of Focus Units and FET Exchangeable Shares are contained in Focus AIF under the headings "*Risk Factors*" and in the management's discussion and analysis of the financial results of Focus as at and for the year ended December 31, 2005 under the heading "*Assessment of Business Risks*", both of which documents are incorporated herein by reference. Securityholders should carefully consider these risk factors as well as the risk factors set forth below before making a decision relating to the Arrangement. See also the disclosure under "*Risk Factors*" in Appendix H, "*Information Concerning Spur Resources Ltd.*".

Risks Inherent to the Arrangement

Possible Failure to Realize Anticipated Benefits of the Arrangement

Focus and Profico are proposing to complete the Arrangement to strengthen the position of Focus in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Focus' ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Focus' operating subsidiaries. The integration of acquired businesses requires the dedication of substantial

management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Focus' ability to achieve the anticipated benefits of the Arrangement.

Failure to Obtain Necessary Approvals for Completion of the Arrangement

Completion of the Arrangement is subject to the approval of the Court and receipt of all necessary regulatory and Securityholder approvals. The failure to obtain any such approvals will prevent Focus and Profico from completing the Arrangement and may have a material adverse effect on the business and affairs of Focus or Profico or the trading price of Focus Units.

Income Tax Matters

It is possible that the Canadian taxation authorities could choose to change the Canadian federal income tax laws applicable to income trusts and that any such changes could negatively affect, in a material way, the amount of cash available for distribution to Focus Unitholders, the tax treatment of the Focus Units and distributions made thereon, and the market value of the Focus Units.

If Focus ceases to qualify as a "mutual fund trust" under the Tax Act, the Focus Units would cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds. Focus could also become subject to tax under Part XII.2 of the Tax Act, which may have adverse consequences for certain Focus Unitholders. Furthermore, as the Focus Units would then constitute "taxable Canadian property" for purposes of the Tax Act, non-resident Focus Unitholders would be subject to tax under the Tax Act (in the absence of relief under an applicable tax treaty or convention) on any capital gains realized on the disposition (or deemed disposition) of such Focus Units.

In order for Focus to maintain its status as a mutual fund trust under the Tax Act, Focus must not be established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the Tax Act unless at all times since its formation, all or substantially all of its property has consisted of property other than "taxable Canadian property" (as defined in the Tax Act).

Focus intends to distribute all of its taxable income to the Focus Unitholders in each taxation year. See "Canadian Federal Income Tax Considerations". To the extent cash distributions from and other deductions within Focus are insufficient to reduce its taxable income to nil, Focus intends to distribute such remaining income in the form of additional Focus Units to the Focus Unitholders. This would result in an income inclusion to the Focus Unitholders in excess of cash actually received. Moreover, the portion of cash distributions paid to Focus Unitholders that is taxable may change from time to time.

As a result of the Arrangement, certain aspects of the Focus structure will involve significant amounts of inter-company debt generating substantial interest expense or other deductions which serve to reduce taxable income and income tax payable. There can be no assurance that the taxation authorities will not seek to challenge the amount of interest expense and other deductions. If such a challenge were to succeed against Focus, it could materially adversely affect the amount of distributions available to Focus Unitholders.

Certain Focus entities may become taxable, and such taxes may affect the funds available for distribution.

INFORMATION CONCERNING FOCUS LIMITED PARTNERSHIP

General

FLP will be a limited partnership formed under the laws of Alberta prior to the Effective Time. The head and principal office of FLP will be located at Suite 3300, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7. The General Partner will be the general partner of FLP. The General Partner is wholly owned by Focus. The General Partner will be entitled to receive a distribution in each fiscal year equal to 0.001% of the net income of FLP. The partners of FLP must at all times not be Non-Residents.

The business of FLP will consist of conducting, and acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature and kind of, or issued by, Focus or any associate or affiliate of Focus or any associate or affiliate thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in any business which involves exploring for or drilling, extracting, gathering, processing, transporting, buying, storing or selling of petroleum, natural gas, natural gas liquids, water, minerals or other related products, power or other forms of energy, and all related businesses and such other businesses as the Focus Board may determine, and activities ancillary and incidental thereto, whether carried on directly or indirectly or through another person. Upon completion of the Arrangement, FLP will hold all of the common shares of AmalgamationCo and certain indebtedness of AmalgamationCo.

Unless otherwise noted, the disclosure with respect to FLP set forth below has been prepared assuming that FLP has been created and the Arrangement has been completed.

Partnership Units

Capitalized terms referred to herein and not otherwise defined have the same meaning as set forth in the Exchangeable Securities Provisions (as defined in the FLP Support Agreement). See Appendix L, "*FLP B Unit Provisions*".

FLP is authorized to issue an unlimited number of FLP A Units and FLP B Units. The General Partner may, in respect of FLP, also issue at any time units of any class or series or secured and unsecured debt obligations, debt obligations convertible into any class or series of units, or options, warrants, rights, appreciation rights or subscription rights relating to any class or series of units, to the General Partner, to limited partners or any other person who is not a Non-Resident and is not Tax-Exempt. Each unit ranks equally with each other unit of the same class or series and entitles the holder thereof to the same rights and obligations as the holder of any other unit of the same class or series and no limited partner is entitled to any privilege, priority or preference in relation to any other limited partner holding units of the same class or series.

In addition, on a distribution of assets in the event of the liquidation, dissolution or winding-up of FLP, whether voluntary or involuntary, or any other distribution of the assets of FLP among its partners for the purpose of winding-up its affairs: (a) the holders of FLP A Units will be distributed an amount equal to the aggregate of all of the liabilities of Focus and FCT; and (b) the balance of the assets of FLP will be distributed: (i) as to that proportion of such assets equal to the result obtained by dividing the amount of such assets by the sum of the number of FLP B Units and the number of Focus Units, in each case as outstanding on the date of such distribution, in respect of each FLP B Unit outstanding; and (ii) as to the remaining portion of such assets, to the holders of FLP A Units rateably in accordance with the number of FLP A Units held thereby.

FLP A Units

FLP A Units are only permitted to be issued to, and held by, FCT or an affiliate thereof. Holders of FLP A Units are entitled to one vote for each FLP A Unit on any Ordinary LP Resolution or Extraordinary LP Resolution of FLP. A holder of FLP A Units is entitled to receive, and the General Partner shall, subject to applicable law, from time to time pay distributions on each FLP A Unit as the General Partner determines. Such distributions will be paid out of money, assets or property of FLP properly applicable to the payment of distributions or out of authorized but unissued FLP A Units, as applicable.

FLP B Units

FLP will issue FLP B Units to Eligible Securityholders who elect to receive and are entitled to receive FLP B Units instead of, or in addition to, Focus Units in consideration for their Profico Shares pursuant to the Arrangement.

The FLP B Units may also be issued in respect of other acquisitions made by FLP from time to time. The General Partner shall ensure, in good faith and in its sole discretion, the economic equivalence of FLP B Units to Focus Units.

The principal terms of FLP B Units are:

(a) FLP B Units are exchangeable for no additional consideration for Focus Units on a one-for-one basis at the option of the holder in accordance with the terms and conditions of the FLP Limited Partnership Agreement, the FLP Support Agreement and the FLP Voting and Exchange Agreement. See below under "*Information Concerning Focus Limited Partnership – FLP Voting and Exchange Agreement – Exchange Right*";

(b) each FLP B Unit entitles the holder thereof to receive non-interest bearing loans from FLP equal to cash distributions made by Focus on a Focus Unit. See below under "*Information Concerning Focus Limited Partnership – Partnership Units – FLP B Units – Distribution Rights*";

(c) the holder of each FLP B Unit will be entitled to direct the Voting and Exchange Trustee to vote the FLP Special Voting Right at all meetings of Unitholders.

(d) the holders of FLP B Units will not be entitled as such to receive notice of or to attend any meeting of the partners of FLP or to vote at any such meeting. However, holders of FLP B Units will be entitled to vote separately as a class in respect of proposals to add to, change or remove any right, privilege, restriction or condition attaching to FLP B Units or in respect of any other amendment to the applicable partnership agreement which will have an adverse impact on the holders of such FLP B Units. See below under "*Information Concerning Focus Limited Partnership – Partnership Units – FLP B Units – Voting Rights*";

(e) FLP B Units will not be transferable except as set out below under "*Information Concerning Focus Limited Partnership – Partnership Units – FLP B Units – Transfer of FLP B Units*"; and

(f) FLP will be entitled to acquire all of FLP B Units in exchange for Focus Units in certain specified circumstances, including there being outstanding fewer than 1,000,000 FLP B Units or in the event of certain transactions which may involve a change of control of Focus. See below under " *Information Concerning Focus Limited Partnership – Partnership Units – FLP B Units – Redemption Right*".

The exchange, voting and distribution rights associated with FLP B Units and the associated FLP Special Voting Right as described below in greater detail are subject to standard anti-dilution provisions.

Distribution Rights

Holders of FLP B Units are entitled to receive, and FLP will, subject to applicable law, on each date on which Focus declares a distribution on Focus Units, make a loan in respect of each FLP B Unit:

(a) in the case of a cash distribution declared on Focus Units, in an amount in cash for each FLP B Unit equal to the cash distribution declared on each Focus Unit; or

(b) in the case of a distribution declared on Focus Units in property other than cash or Focus Units, in such type and amount of property for each FLP B Unit as is the same as, or economically equivalent to, the type and amount of property declared as a distribution on each Focus Unit.

Any amount or value of property loaned in respect of FLP B Units pursuant to these distribution entitlements will not constitute a distribution of profits or other compensation by way of income in respect of such FLP B Units but rather will constitute a non-interest bearing loan of the amount thereof, or in the case of property, the fair market value thereof as determined in good faith by the Focus Board as of the date of such loan, to the holder of FLP B Units receiving the same, which loan will be repayable by such holder to FLP on the earlier of: (a) January 1 of the calendar year next following the loan; (b) the 5th Business Day preceding any Insolvency Event; (c) the Business Day prior to the redemption of FLP B Units in respect of which the loans were made (pursuant to the Retraction Right or any redemption by FLP); (d) the Business Day prior to the purchase of FLP B Units in respect of which the loan was made pursuant to the Liquidation Call Right; and (e) the Business Day prior to any other transfer of FLP B Units in respect of which the loan was made. On the date on which the loan is repayable as determined in the immediately preceding sentence, FLP will make a distribution in respect of each FLP B Unit equal to the amount of the loan outstanding in respect thereof. FLP will set off and apply the amount of any such distribution against the obligations of any holder of FLP B Units under any loan outstanding in respect thereof and each holder of FLP B

Units will have the right to set off and apply any amount owed by such holder of FLP B Units under any loan outstanding in respect thereof against the amount of any such distribution.

Transfer of FLP B Units

No holder of FLP B Units may sell, assign, encumber, grant a security interest in, cause FLP to redeem or otherwise dispose of or transfer (or permit any of the foregoing to occur), whether voluntarily or involuntarily or otherwise, its FLP B Units, except in accordance with operation of law or with respect to a re-registration of certificates evidencing FLP B Units that does not involve a change in beneficial ownership.

Retraction Right

Pursuant to the Retraction Right, holders of FLP B Units will be entitled at any time after January 1, 2007 and prior to January 8, 2017 to require FLP to redeem any or all of FLP B Units held by such holder for the Retraction Price, which shall be satisfied by FLP causing to be delivered to such holder the FLP B Unit Consideration representing the Retraction Price.

Holders of FLP B Units may effect such exchange by presenting a certificate or certificates to the General Partner or the transfer agent as may be specified by FLP representing the number of FLP B Units the holder desires to have FLP redeem together with such other documents as may be required to effect the transfer of FLP B Units under the FLP Limited Partnership Agreement and such additional documents and instruments as the transfer agent for FLP B Units and the General Partner may reasonably require to effect the exchange together with a duly completed Retraction Request.

FLP will thereafter cause the FLP B Unit Consideration to be delivered to the holder of FLP B Units. For greater clarity, the FLP B Unit Consideration will consist, in part, of one Focus Unit for each FLP B Unit redeemed.

Liquidation Right

Subject to the Liquidation Call Right of FCT described below, in the event of the liquidation, dissolution or winding-up of FLP, whether voluntary or involuntary, or any other distribution of the assets of FLP among its partners for the purpose of winding up its affairs, a holder of FLP B Units will be entitled, subject to applicable law, to receive from the assets of FLP, in respect of each such FLP B Unit held on the Liquidation Date, the Liquidation Amount, which shall be satisfied by FLP causing to be delivered to such holder the FLP B Unit Consideration representing the Liquidation Amount. For greater clarity, the FLP B Unit Consideration will consist, in part, of one Focus Unit for each FLP B Unit.

Liquidation Call Right

Upon the occurrence of an event as described above under "*Liquidation Right*", pursuant to the Liquidation Call Right, FCT will have the overriding right to purchase from all but not less than all of the holders (other than Focus and its affiliates) of FLP B Units on the Liquidation Date all but not less than all of such holders' FLP B Units for the Liquidation Amount and, upon the exercise of this right, the holders thereof will be obligated to sell such FLP B Units to FCT. For the purposes of completing the purchase of FLP B Units pursuant to the Liquidation Call Right, FCT will deposit or cause to be deposited with the transfer agent for such FLP B Units, on or before the Liquidation Date, the FLP B Unit Consideration representing the Liquidation Amount. Upon the surrender to the transfer agent by a holder of such FLP B Units of its certificate(s) representing FLP B Units, together with such other documents and instruments as may be required to effect a transfer of FLP B Units pursuant to the FLP Limited Partnership Agreement, the transfer agent will deliver the FLP B Unit Consideration to which such holder is entitled. For greater clarity, the FLP B Unit Consideration will consist, in part, of one Focus Unit for each FLP B Unit subject to the Liquidation Call Right.

Redemption Right

Subject to applicable law, FLP shall, on the Redemption Date, redeem all but not less than all of the then outstanding FLP B Units for the Redemption Price. Payment of the total Redemption Price shall be made by delivery of the FLP B Unit Consideration representing the total Redemption Price to each holder of FLP B Units.

For greater clarity, the FLP B Unit Consideration will consist, in part, of one Focus Unit for each FLP B Unit redeemed.

For the purposes of the FLP B Unit provisions, "**Redemption Date**" means the date, if any, established by the Focus Board for the redemption by FLP of all but not less than all of the outstanding FLP B Units (other than FLP B Units held by Focus or its affiliates), pursuant to the Redemption Right, which date shall be no earlier than January 8, 2017, unless:

(a) there are less than 1.0 million FLP B Units outstanding (other than FLP B Units held by Focus or its affiliates), such numbers to be adjusted as determined by the Focus Board, in good faith and in its sole discretion, to give effect to any subdivision, consolidation or distribution in specie of FLP B Units, any issue or distribution of rights, options or warrants to acquire FLP B Units (or securities exchangeable for or convertible into or carrying rights to acquire FLP B Units), any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting FLP B Units, in which case the Redemption Date shall be the Business Day determined by the Focus Board and the Focus Board shall give such number of days' prior written notice to the registered holders of FLP B Units and the Voting and Exchange Trustee as the Focus Board may determine to be reasonably practicable in such circumstances;

(b) a Trust Control Transaction occurs in respect of FLP, in which case, provided that the Focus Board determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of FLP B Units, in connection with such a Control Transaction and that the redemption of all but not less than all of the outstanding FLP B Units is necessary to enable the completion of such Control Transaction in accordance with its terms, the redemption date shall be the Business Day determined by the Focus Board and the Focus Board shall give such number of days' prior written notice to the registered holders of FLP B Units and to the Voting and Exchange Trustee as the Focus Board may determine to be reasonably practicable in such circumstances;

(c) a Change of Law occurs, in which case the redemption date shall be the Business Day determined by the Focus Board and the Focus Board shall give such number of days' prior written notice to the registered holders of FLP B Units and the Voting and Exchange Trustee as the Focus Board may determine to be reasonably practicable in such circumstances;

(d) a Class B Unit Voting Event is proposed, in which case, provided that the Focus Board has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the FLP B Unit Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, the redemption date shall be the Business Day prior to the record date for any meeting or vote of the holders of FLP B Units, to consider the FLP B Unit Voting Event and the Focus Board shall give such number of days' prior written notice of such redemption to the registered holders of FLP B Units and the Voting and Exchange Trustee as the Focus Board may determine to be reasonably practicable in such circumstances; or

(e) an Exempt Class B Unit Voting Event is proposed and the holders of FLP B Units fail to take the necessary action at a meeting or other vote of holders of FLP B Units, to approve or disapprove, as applicable, the Exempt FLP B Unit Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of FLP B Units fail to take such action,

provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b) or (c) above to any of such holders of FLP B Units shall not affect the validity of any such redemption.

In the case of paragraph (a) above, FLP will, at least 30 days before any such Redemption Date, send or cause to be sent to each holder of FLP B Units a notice in writing of the redemption by FLP of FLP B Units held by such holder.

Automatic Redemption

Holders of FLP B Units are obligated to notify FLP of any event or circumstance which would result in such holder becoming or being deemed to become a Non-Resident, as soon as practicable and, in any event, at least 30 days prior to the anticipated Change of Residency Date. On and as of the fifth Business Day prior to the Change of

Residency Date in respect of a holder of FLP B Units, all but not less than all of such holder's FLP B Units will be and be deemed to be transferred to FLP for the Automatic Redemption Price per FLP B Unit, which shall be satisfied by FLP depositing or causing to be deposited with the transfer agent for such FLP B Units the FLP B Unit Consideration representing the Automatic Redemption Price. Upon the surrender to the transfer agent by a holder of such FLP B Units of its certificate(s) representing FLP B Units, together with such other documents and instruments as may be required to effect a transfer of FLP B Units pursuant to the FLP Limited Partnership Agreement, the transfer agent will deliver the FLP B Unit Consideration to which such holder is entitled.

For greater clarity, the Class B Unit Consideration will consist, in part, of one Focus Unit for each FLP B Unit subject to the Automatic Redemption.

FLP Limited Partnership Agreement

Voting Rights

The holders of FLP B Units will not be entitled as such to receive notice of or to attend any meeting of the partners of FLP or to vote at any such meeting. Notwithstanding the foregoing, holders of FLP B Units will be entitled to vote separately as a class in respect of certain amendments to the FLP Limited Partnership Agreement. See "*Amendment and Approval*" below. On every vote taken at every such meeting each holder of FLP B Units shall be entitled to one vote in respect of each FLP B Unit held by such holder.

Pursuant to the Focus Trust Indenture, FLP Special Voting Rights will be issued in conjunction with FLP B Units issued. Each FLP Special Voting Right will entitle the holder thereof to receive notice of or to attend any meeting of the Unitholders of Focus and to vote at any such meeting. Pursuant to the FLP Voting and Exchange Agreement, each of the holders of FLP B Units will be entitled to instruct the Voting and Exchange Trustee to vote the FLP Special Voting Right in respect of the number of Focus Units into which its FLP B Units are exchangeable. The FLP Special Voting Right issued to the Voting and Exchange Trustee by Focus entitles the holders of FLP B Units to one vote at meetings of Unitholders for each FLP B Unit, but will have none of the other rights attached to Focus Units. See "*Information Concerning FET Resources Ltd. – FLP Voting and Exchange Agreement – Voting Rights*".

Amendment and Approval

Amendments to the FLP Limited Partnership Agreement may be proposed by the General Partner and, subject to the following limitations, will be deemed to be effective if approved by the General Partner:

(a) the amendment provisions themselves may not be amended without the unanimous consent of the holders of the limited partnership units of FLP;

(b) no amendment shall be made to the FLP Limited Partnership Agreement which would have the effect of, among other things: (i) preventing the loans or distributions to the holders of FLP B Units or adversely affecting the rights of the holders of FLP B Units under the FLP Support Agreement; (ii) changing the provision in the FLP Limited Partnership Agreement requiring that the business of FLP be conducted solely through its investment in Profico and/or other investments in one or more of Focus, FCT or affiliates thereof; (iii) changing the liability of a limited partner; (iv) allowing any limited partner to exercise control over the business of FLP; (v) changing the right of a limited partner to vote on resolutions; or (vi) changing FLP from a limited partnership to a general partnership, without such amendment being passed by an Extraordinary LP Resolution;

(c) no amendment shall be made to the FLP Limited Partnership Agreement which would have the effect of adding, changing or removing any right, privilege, restriction or condition attaching to FLP B Units, or which would have an adverse impact on the holders of FLP B Units unless such amendment is approved by a class vote of 66⅔% of the holders of FLP B Units; and

(d) no amendment shall be made which would have the effect of adversely affecting the rights and obligations of the General Partner becoming effective before 45 days after the resolution approving such amendment.

Partners must be notified of the full details of any amendments to the FLP Limited Partnership Agreement within 30 days of the effective date of the amendment.

FLP Voting and Exchange Agreement

Capitalized terms referred to herein and not otherwise defined have the same meaning as set forth in the FLP Voting and Exchange Agreement. See Appendix O, "*FLP Voting and Exchange Trust Agreement*".

Voting Rights

In accordance with the FLP Voting and Exchange Agreement, Focus has issued the FLP Special Voting Right to the Voting and Exchange Trustee, for the benefit of the holders (other than Focus and its affiliates) of FLP B Units. The Special Voting Right carries a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Focus Units into which FLP B Units are then exchangeable multiplied by the number of votes to which the holder of one Focus Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Right will be exercisable in the same manner as set forth above.

Each holder of FLP B Units on the record date for any meeting at which Unitholders are entitled to vote is entitled to instruct the Voting and Exchange Trustee to exercise that number of votes attached to the Special Voting Right which relate to FLP B Units held by such holder. The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trustee sends to the holders of FLP B Units the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trustee to exercise the votes attaching to the Special Voting Right, at the same time as Focus sends such notice and materials to Focus Unitholders. The Voting and Exchange Trustee also sends to the holders of FLP B Units copies of all information statements, interim and annual financial statements, reports and other materials sent by Focus to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trustee by Focus, the Voting and Exchange Trustee also sends to the holders of FLP B Units all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of FLP B Units to exercise votes attached to the Special Voting Right will cease and be terminated immediately upon: (a) the delivery to the Voting and Exchange Trustee of the certificates representing such FLP B Units in connection with the exercise by that holder of the Exchange Right (unless Focus shall not have delivered the FLP B Unit Consideration in exchange therefor); (b) the occurrence of the automatic exchange of FLP B Units for Focus Units pursuant to the Automatic Exchange Right; (c) the redemption of FLP B Units pursuant to FLP B Units Provisions or upon the effective date of the liquidation, dissolution or winding-up of FLP pursuant FLP B Units Provisions; (d) the automatic redemption of FLP B Units pursuant to FLP B Units Provisions; (e) the purchase of FLP B Units from the holder by FLP; or (f) the purchase of FLP B Units from the holder by FCT pursuant to the Liquidation Call Right pursuant to FLP B Units Provisions.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of FLP B Units, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the General Partner, on behalf of FLP, is of the opinion that such amendments are not prejudicial to the interests of the holders of FLP B Units), the FLP Voting and Exchange Agreement may not be amended without the approval of the holders of FLP B Units.

Exchange Right

Pursuant to the Exchange Right granted in the FLP Voting and Exchange Agreement, upon the occurrence and during the continuance of an Insolvency Event, the Voting and Exchange Trustee on behalf of the holders of FLP B Units, has the right to require Focus to purchase any or all of the applicable FLP B Units held by such holders and the Automatic Exchange Rights for: (a) an amount per FLP B Unit equal to the FLP B Unit Price on the last Business Day prior to the day of closing of the purchase and sale of such FLP B Units pursuant to the Exchange Right; and (b) the assumption by Focus of any Partnership Loan Indebtedness in respect of such FLP B Unit. The FLP B Unit Price may be satisfied only by Focus delivering to the Voting and Exchange Trustee, on behalf of the holders of FLP B Units, the FLP B Unit Consideration representing the FLP B Unit Price. For greater clarity, the

FLP B Unit Consideration will consist, in part, of one Focus Unit for each FLP B Unit subject to the Exchange Right.

Exchange Right Subsequent to Retraction

Where a holder of FLP B Units has elected to exercise its retraction right in respect of any or all of its FLP B Units, and FLP notifies such holder that it is unable to redeem all such securities as a result of applicable law, the Retraction Request will be deemed to constitute notice from the holder to the Voting and Exchange Trustee instructing the Voting and Exchange Trustee to exercise the Exchange Right. See above under "*Information Concerning FET Resources Ltd.– FLP Voting and Exchange Agreement – Exchange Right*".

Automatic Exchange Right

Pursuant to the Automatic Exchange Right granted in the FLP Voting and Exchange Agreement, Focus must give the Voting and Exchange Trustee written notice of a Liquidation Event in the following manner:

(a) in the event of any determination by Focus of Focus to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Focus or to effect any other distribution of assets of Focus among the Unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(b) promptly following the earlier of (i) receipt by Focus of notice of, and (ii) Focus otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Focus or to effect any other distribution of assets of Focus among the Unitholders for the purpose of winding up its affairs, in each case where Focus has failed to contest in good faith any such proceeding commenced in respect of Focus within 30 days of becoming aware thereof.

Following receipt of such notice of a Liquidation Event, the Voting and Exchange Trustee will give notice, in the form provided by Focus, to the holders of FLP B Units describing the Automatic Exchange Right. Immediately prior to the effective time of the Liquidation Event, and in order to enable the holders of FLP B Units to participate on a pro rata basis with the holders of Focus Units in the distribution of Focus' assets in connection with a Liquidation Event, Focus will exchange FLP B Units for Focus Units based upon the FLP B Unit Price applicable at that time, which for greater certainty will be on a one-for-one basis.

FLP Support Agreement

Capitalized terms referred to herein and not otherwise defined have the same meaning as set forth in the FLP Support Agreement. See Appendix N, "*FLP Support Agreement*".

The FLP Support Obligation

Under the FLP Support Agreement, so long as any FLP B Units not owned by Focus or its affiliates are outstanding, Focus will, among other things:

(a) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit FLP, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price, the Redemption Price or the Automatic Redemption Price in respect of each of its issued and outstanding FLP B Units (other than FLP B Units owned by Focus or its affiliates) upon its liquidation, dissolution or winding-up or any other distribution of its assets among its partners for the purpose of winding-up its affairs, the delivery of a Retraction Request by a holder of FLP B Units, or a redemption of FLP B Units by FLP; and

(b) not (and will ensure that each of FCT and its affiliates does not) exercise its vote as a partner to initiate the voluntary liquidation, dissolution or winding-up of FLP or any other distribution of the assets of FLP among its partners for the purpose of winding-up its affairs nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of FLP or any other distribution of the assets of FLP among its partners for the purpose of winding-up its affairs.

The FLP Support Agreement also provides that so long as any FLP B Units not owned by Focus or its affiliates are outstanding, Focus will not, without prior approval of FLP and the holders of FLP B Units:

(c) issue or distribute Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) to the holders of all or substantially all of the then outstanding Focus Units by way of distribution, other than an issue of Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) to holders of Focus Units who exercise an option to receive distributions in Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) in lieu of receiving cash distributions, or pursuant to any distribution reinvestment plan; or

(d) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Focus Units entitling them to subscribe for or to purchase Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units); or

(e) issue or distribute to the holders of all or substantially all of the then outstanding Focus Units: (i) securities of Focus of any class other than Focus Units (other than securities exchangeable for or convertible into or carrying rights to acquire Focus Units); (ii) rights, options or warrants other than those referred to in paragraph (b) above; (iii) evidences of indebtedness of Focus; or (iv) other assets of Focus,

unless the economic equivalent on a per FLP B Unit basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or loaned simultaneously to the holders of FLP B Units.

In addition, Focus may not without the prior approval of FLP and the holders of FLP B Units: (i) subdivide, redivide or change the then outstanding Focus Units into a greater number of Focus Units: (ii) reduce, combine, consolidate or change the then outstanding Focus Units into a lesser number of Focus Units; or (iii) reclassify or otherwise change Focus Units or effect a merger, reorganization or other transaction affecting Focus Units unless the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, FLP B Units.

In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Focus Units is proposed by Focus or is proposed to Focus or the Unitholders and is recommended by Focus, or the Focus Board on its behalf, or is otherwise effected or to be effected with the consent or approval of Focus, or the Focus Board on its behalf, and FLP B Units are not redeemed by FLP, Focus will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of FLP B Units (other than Focus or its affiliates) to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The FLP Support Agreement also provides that, as long as any outstanding FLP B Units are owned by any person other than Focus or any of its affiliates, Focus will, unless approval to do otherwise is obtained from FLP and from the holders of FLP B Units pursuant to FLP B Units Provisions, remain the direct or indirect beneficial owner of all issued and outstanding voting interests in the capital of FLP, the General Partner and FCT, provided that Focus will not be in violation of this obligation if any person or group of persons acquires all or substantially all of the assets of Focus or Focus Units pursuant to any merger of Focus pursuant to which Focus is not the surviving entity. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of FLP B Units, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the Focus Board is of the opinion that such amendments are not prejudicial to the interests of the holders of FLP B Units), the FLP Support Agreement may not be amended or modified except by an agreement in writing executed by FLP, the General Partner, FCT and Focus and approved by the holders of FLP B Units pursuant to FLP B Units Provisions.

Under the FLP Support Agreement, each of Focus, FCT and, in respect of FLP B Units, FLP have agreed to not, and will cause its affiliates not to, exercise any voting rights attached to FLP B Units held by it or by its affiliates on any matter considered at meetings of holders of FLP B Units (including any approval sought from such holders in respect of matters arising under the FLP Support Agreement).

Upon notice from FLP or FCT of any event that requires FLP or FCT to cause to be delivered Focus Units to any holder of FLP B Units, Focus shall forthwith issue and deliver the requisite number of Focus Units to be received by, and issued to or to the order of, the former holder of the surrendered FLP B Units as FLP or FCT shall direct. All such Focus Units shall be duly authorized, validly issued and fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

Qualification of Focus Units

Focus has agreed to make such filings and seek such regulatory consents and approvals as are necessary so that Focus Units issuable upon the exchange of FLP B Units will be issued in compliance with applicable laws in Canada and may be traded freely on the TSX or such other exchange on which Focus Units may be listed, quoted or posted for trading from time to time.

Actions by the General Partner under the FLP Support Agreement and the FLP Voting and Exchange Agreement

The General Partner, on behalf of FLP, will take all such actions and do all such things as are necessary or advisable to perform and comply with all provisions of the FLP Support Agreement and the FLP Voting and Exchange Agreement applicable to FLP.

Non-Resident and Tax-Exempt Holders

FLP B Units will not be issued or transferable to persons who are Non-Residents or who are Tax-Exempt. To the extent a holder of FLP B Units changes residence and becomes a Non-Resident, FCT will be entitled to require the exchange of such FLP B Units for Focus Units. See above under "*FLP B Units – Automatic Redemption*". The obligation of FCT to deliver Focus Units to a Non-Resident holder in respect of the exchange of such holder's FLP B Units may in certain circumstances be satisfied by delivering such Focus Units to the transfer agent who shall sell such Focus Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

INFORMATION CONCERNING PROFICO ENERGY MANAGEMENT LTD.

Profico is an unlisted non-distributing corporation incorporated and subsisting pursuant to the provisions of the ABCA. Profico is a natural gas and oil exploration and development company operating primarily in the Province of Saskatchewan. Since 2000, Profico's business plan has been to maximize shareholder value through low cost exploration and exploitation. Profico's head and principal office is at 2250, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 and its registered address is at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Reference is made to Appendix G, "*Information Concerning Profico Energy Management Ltd.*" for a more detailed description of Profico.

INFORMATION CONCERNING SPUR RESOURCES LTD.

Spur is a private corporation incorporated pursuant to the provisions of the ABCA. Spur will remain an unlisted non-distributing corporation following the Arrangement. The head and principal office of Spur is located at 2250, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 and its registered address is at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Reference is made to Appendix H, "*Information Concerning Spur Resources Ltd.*" for a more detailed description of Spur, Spur's assets following the Arrangement, the securities of Spur, the directors and officers of Spur and the business to be carried on by Spur following the Arrangement.

RISK FACTORS

Certain risk factors relating to the activities of Focus and its affiliates and the ownership of Focus Units and FET Exchangeable Shares are contained in Focus AIF under the headings "Risk Factors" and in the management's discussion and analysis of the financial results of Focus as at and for the year ended December 31, 2005 under the heading "*Assessment of Business Risks*", both of which documents are incorporated herein by reference. Securityholders should carefully consider these risk factors before making a decision relating to the Arrangement. See also the disclosure under "*Risk Factors*" in Appendix H, "*Information Concerning Spur Resources Ltd.*".

OTHER MATTERS TO BE CONSIDERED AT THE FOCUS MEETING

Election of Additional Directors

The Focus Board currently consists of six members, all of whom are elected annually. In connection with the Focus Arrangement, the Parties agreed to increase the Focus Board to include Clayton H. Woitas, Chairman, President and Chief Executive Officer of Profico, David P. O'Brien, Chairman of the Board of EnCana Corporation and the Royal Bank of Canada and Jeff S. Lebbert, Vice President, Corporate Development of Profico. As a result, at the Focus Meeting, Unitholders will be asked to approve these persons as the nominees for election as directors of FET Resources to serve until the next annual meeting of Unitholders or until their successors are duly elected or appointed.

The names of the proposed nominees for election as directors, their municipalities of residence, present principal occupations, their principal occupations during the last five years, and numbers of Focus Units and FLP B Units, if any, which will be beneficially owned or over which control or direction is exercised by those persons, upon completion of the Arrangement, are as follows:

Name of Proposed Nominee, Position with FET Resources and Municipality of Residence	Present Principal Occupation and Principal Occupation during the Last Five Years	Securities Beneficially Owned or Controlled After Giving Effect to the Arrangement
Clayton H. Woitas Calgary, Alberta	Chairman, President and Chief Executive Officer of Profico	8,678,786 Focus Units or FLP B Units
David P. O'Brien Calgary, Alberta	Chairman of the Board of EnCana Corporation and Chairman of the Board of the Royal Bank of Canada. Mr. O'Brien is a director of, Inco Limited, Molson Coors Brewing Company and TransCanada Corporation. Mr. O'Brien is also a director of the E & P Limited Partnership (private). He was interim Chief Executive Officer of PanCanadian Petroleum Limited from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form EnCana Corporation. He was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, hotels, and transportation) from May 1996 to October 2001.	572,350 Focus Units or FLP B Units
Jeff S. Lebbert Calgary, Alberta	Vice President, Corporate Development, Profico	1,600,601 Focus Units or FLP B Units

In order for the foregoing resolution to be passed, it must be approved by a majority of the aggregate votes cast by Focus Unitholders who vote in person or by proxy at the Focus Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the foregoing resolution.

Amendment to Trust Unit Incentive Rights Plan

The Focus Board believes that it is in the best interests of Focus Unitholders that the number of Focus Units available under the Trust Unit Incentive Rights Plan be maintained at 5% of the outstanding Focus Units (including Focus Units issuable upon exchange of FET Exchangeable Shares and FLP B Units) in order to carry out Focus' compensation strategy. This strategy is significantly weighted towards Focus Unit ownership which aligns the interest of employees with that of all Focus Unitholders.

At the Focus Meeting, Focus is seeking approval from the Focus Unitholders to amend the Trust Unit Incentive Rights Plan to increase the maximum number of Focus Units issuable under such plan to 5% of the total issued and outstanding Focus Units (including Focus Units issuable upon exchange of FET Exchangeable Shares and FLP B

Units). Currently the Trust Unit Incentive Rights Plan provides that a maximum of 2,025,000 Focus Units may be issued thereunder. As of May 25, 2006, 1,330,850 Focus Incentive Rights have been granted and 267,000 Focus Incentive Rights have been exercised such that 427,150 Focus Incentive Rights remain available for grant under the Trust Unit Incentive Rights Plan.

Focus proposes to amend the Trust Unit Incentive Rights Plan:

1. to delete the reference to the maximum number of Focus Units issuable or reserved pursuant to the plan, and provide that the maximum number of Focus Units issuable under trust unit incentive rights shall be 5% of the outstanding Focus Units (including Focus Units issuable upon exchange of FET Exchangeable Shares and FLP B Units). Any increase in the issued and outstanding Focus Units will result in an increase in the available number of Focus Units issuable under the plan, and any exercises of Focus Incentive Rights will make new grants available under the plan; and

2. to provide that the Trust Unit Rights Incentive Plan must be approved by Focus Unitholders every three years.

The Trust Unit Incentive Rights Plan will continue to have the following features:

1. Focus directors, officers, employees and service providers, or those of its subsidiaries, are eligible to receive trust unit rights under the Trust Unit Incentive Rights Plan and are not assignable;

2. the vesting arrangements are within the discretion of the board of directors of FET Resources;

3. the term of rights grants are within the discretion of the board of directors, but cannot be longer than 5 years;

4. the rights may be exercised at the five day weight average closing price on the TSX prior to the date of grant less monthly distribution provided they exceed 10% per annum of our net book value;

5. rights terminate on the earlier of the expiry date and 30 days after a rightholder ceasing to be at least one of an employee, director, officer or service provider of ours or a subsidiary of ours. However, in the event of death, the rights will expire on the earlier of the expiry date and 6 months from the date of death;

6. the Trust Unit Incentive Rights Plan may be amended, modified or terminated by the Focus Board with the approval of the TSX. The Focus Board may establish a minimum exercise price and vary the vesting and expiry periods under the Trust Unit Incentive Rights Plan provided that the duration of the Trust Unit Incentive Rights shall not exceed five years; and

7. the aggregate number of Trust Unit Incentive Rights granted to any single holder of Trust Unit Incentive Rights shall not exceed 1% of the total outstanding Focus Units (including Focus Units issuable upon exchange of FET Exchangeable Shares).

Pursuant to the rules of the TSX the increase must be approved by the holders of a majority of the units voting at the meeting. Accordingly, at the meeting, the following ordinary resolution will be presented:

> BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF Focus Energy Trust, that the trust unit rights incentive plan of Focus Energy Trust be amended as described in the joint information circular and proxy statement of Focus Energy Trust and Profico Energy Management Ltd. dated May 25, 2006 with such other conforming changes as the board of directors of the FET Resources Ltd. considers necessary or appropriate.

OTHER MATTERS TO BE CONSIDERED AT THE PROFICO MEETING

Approval of the Spur Stock Option Plan

At the Profico Meeting, Profico Shareholders will be asked to consider and, if deemed advisable, approve the adoption by Spur of the Spur Stock Option Plan, which will authorize the Spur Board of Directors to issue stock options to directors, officers, employees and certain consultants of Spur and its subsidiaries. A copy of the Spur Stock Option Plan is set out in Appendix I to this Information Circular.

The Spur Stock Option Plan permits the granting of options ("**Spur Options**") to purchase Spur Shares to directors, officers, employees, consultants and other service providers to Spur and its subsidiaries. The Spur Stock Option Plan currently limits the number of Spur Shares that may be issued on exercise of Spur Options to 10% of the outstanding Spur Shares and the number of Spur Shares issuable pursuant to the Spur Stock Option Plan to any one person shall not exceed 5% of the outstanding Spur Shares. Any increase in the issued and outstanding Spur Shares (whether it is a result of exercise of Spur Options or otherwise) will result in an increase in the number of Spur Shares that may be issued on Spur Options outstanding at any time and any increase in the number of Spur Options granted will, upon exercise, make new grants available under the Spur Stock Option Plan.

Spur Options granted pursuant to the Spur Stock Option Plan have a term not exceeding ten years and vest in such manner as determined by the board of directors of Spur or a committee thereof. The exercise price of the Spur Options granted pursuant to the Spur Stock Option Plan is also determined by the board of directors of Spur or such committee at the time of grant, provided that such price shall not be less than the current market price of the Spur Shares on the date of the grant. "Current Market Price", on any date, shall be as determined by the board of directors of Spur or a committee thereof or, such price allowed by any applicable regulatory body or exchange.

Spur Options are not transferable or assignable other than by will or other testamentary instrument or laws of succession. Spur Options are exercisable in whole on the occurrence of certain events involving a change of control of Spur as described in the Spur Stock Option Plan.

In the event that an optionee ceases to be an employee or service provider of Spur or a subsidiary of Spur for any reason, including without limitation, resignation, dismissal or otherwise but excluding death, the optionee may, prior to the expiry date of the Spur Options and within 30 days from the date of ceasing to be an employee or service provider, exercise any Spur Options which are vested within such period, after which time any outstanding Spur Options shall terminate. In the event of the death of the optionee, any Spur Options which the optionee could have exercised immediately prior to death are exercisable by the executors or personal representatives of the optionee within the earlier of the normal expiry date of the Spur Options and 180 days of the optionee's death.

The Spur Stock Option Plan also provides that optionees have the right (the "**Put Right**") to request that Spur purchase each of their vested Spur Options for a price equal to the difference, if positive, between the market price of the Spur Shares on the day prior to the date of notice of exercise of the Put Right and the exercise price of the Spur Option. Spur has the discretion not to accept any exercise of the Put Right. In addition, each optionee that exercises the Put Right may purchase Spur Shares, which may be issued on a "flow through" basis with the proceeds of the exercise of the Put Right at the market price of the Spur Shares.

Subject to the prior approval of any stock exchange or other regulatory body having jurisdiction, the board of directors of Spur may amend or discontinue the Spur Stock Option Plan or any Spur Option at any time, provided that no such amendment may increase the maximum number of Spur Shares that may by optioned under the Spur Stock Option Plan in the aggregate or to any person or group of persons, changing the manner of determining the minimum exercise price, extend the period during which Spur Options may be exercised or, without the consent of the optionee, alter or impair any Spur Option previously granted to an optionee under the Spur Stock Option Plan.

At the Profico Meeting, Profico Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Spur Stock Option Plan:

> "BE IT RESOLVED as an ordinary resolution of the shareholders of Profico Energy Management Ltd. that the stock option plan of Spur Resources Ltd., as set out in Appendix I of the Joint Information Circular and Proxy Statement of Focus Energy Trust and Profico Energy Management Ltd. dated May 25, 2006, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by the Profico Shareholders who vote in person or by proxy at the Profico Meeting. The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the Spur Stock Option Plan.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Focus and Profico to be used at the Meetings. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Focus and Profico who will be specifically remunerated therefor. All costs of the solicitation will be borne by Focus and Profico.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Profico Shares, a form of proxy for holders of Profico Options, a form of proxy for holders of Focus Units and a form of voting direction for holders of FET Exchangeable Shares, as applicable.

Holders of Profico Shares, Profico Options, Focus Units and Special Voting Rights who are planning on returning the accompanying forms of proxy or voting direction are encouraged to review the Information Circular carefully before submitting the proxy forms or voting direction.

Profico

The Profico Record Date for determination of Profico Securityholders entitled to receive notice of and to vote at the Profico Meeting is the close of business on the day immediately prior to the date that the Notice of Meeting is mailed by Profico, which is expected to be May 29, 2006. Only Profico Securityholders whose names have been entered in the registers of Profico Shares or Profico Options, as the case may be, on the close of business on the Profico Record Date will be entitled to receive notice of and to vote at the Profico Meeting, except that, to the extent a holder of Profico Shares transfers the ownership of any Profico Shares after the Profico Record Date and the transferee of those Profico Shares establishes ownership of such Profico Shares and demands, not later than 10 days before the Profico Meeting, to be included in the list of holders of Profico Shares eligible to vote at the Profico Meeting, such transferee will be entitled to vote those Profico Shares at the Profico Meeting and holders of Profico Shares issued by Profico after the Profico Record Date and prior to the Profico Meeting will be entitled to vote at the Profico Meeting.

The persons named in the enclosed forms of proxy are directors or officers of Profico. A Profico Securityholder desiring to appoint a person (who need not be a or Profico Securityholder) to represent such Profico Securityholder at the Profico Meeting other than the persons designated in the accompanying forms of proxy, may do so either by inserting such person's name in the blank space provided in the applicable form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy for use at the Profico Meeting or any adjournment thereof.

A Profico Securityholder may attend the Profico Meeting in person or may be represented by proxy. Profico Securityholders who are unable to attend the Profico Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the Profico Meeting or any adjournment thereof. To be effective, the applicable proxy must be received by Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, by 4:30 p.m. (Calgary time) on the last business day prior to the date of the Profico Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Profico Securityholder who has given a form of proxy or voting direction may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Profico Securityholder or by his or her attorney duly authorized in writing or, if the Profico Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Valiant Trust Company on or before the last Business Day preceding the day of the applicable Meeting or any adjournment

thereof or with the chairman of the applicable Focus Meeting on the day of the applicable Focus Meeting or any adjournment thereof.

Focus

The Focus Record Date for determination of Focus Unitholders entitled to receive notice of and to vote at the Focus Meeting is May 26, 2006. Only Focus Unitholders whose names have been entered in the register of Focus Units on the close of business on the Focus Record Date will be entitled to receive notice of and to vote at the Focus Meeting. Holders of Focus Units who acquire Focus Units after the Focus Record Date will not be entitled to vote such Focus Units at the Focus Meeting.

The persons named in the enclosed forms of proxy are directors or officers of FET Resources. A Focus Unitholder desiring to appoint a person (who need not be a Focus Unitholder) to represent such Focus Unitholder at the Focus Meeting other than the persons designated in the accompanying forms of proxy, may do so either by inserting such person's name in the blank space provided in the applicable form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy for use at the Focus Meeting or any adjournment thereof.

A Focus Unitholder may attend the Focus Meeting in person or may be represented by proxy. Focus Unitholders who are unable to attend the Focus Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the Focus Meeting or any adjournment thereof. To be effective, the proxy must be received by Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, by 4:30 p.m. (Calgary time) on the last business day prior to the date of the Focus Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

Each holder of FET Exchangeable Shares on the Focus Record Date is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder's FET Exchangeable Shares. Only holders of FET Exchangeable Shares of record on the Focus Record Date are entitled to receive notice of, and to direct Valiant Trust Company regarding voting at, the Focus Meeting. The form of voting direction which accompanies this Information Circular is the means by which holders of FET Exchangeable Shares may authorize the voting of the voting rights associated with FET Exchangeable Shares at the Focus Meeting. Valiant Trust Company will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Valiant Trust Company will not exercise these votes. Holders of FET Exchangeable Shares may also instruct Valiant Trust Company to give a proxy entitling the holder or that holder's designee to vote personally the relevant number of votes or to grant to the General Partner a proxy to vote those votes. The procedures for holders of FET Exchangeable Shares to instruct Valiant Trust Company about voting at the Focus Meeting are explained in the "Voting Direction for Holders of Class B Limited Partnership Units of Focus Limited Partnership" that has been provided to holders of FET Exchangeable Shares with this Information Circular. **To be effective, the voting direction must be received by Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, by 4:30 p.m. (Calgary time) on the last business day prior to the date of the Focus Meeting or any adjournment thereof.**

See "*Advice to Beneficial Holders of Focus Units and Profico Shares*"

Signature of Proxy

The applicable form of proxy or voting direction must be executed by the Securityholder or his attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy or voting direction should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy or voting direction signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Focus or Profico, as applicable).

Voting of Proxies

The persons named in the accompanying forms of proxy or voting direction will vote Focus Units and Profico Securities in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. **In the absence of such direction (i) the Profico Securities will be voted FOR the approval of the Profico**

Arrangement Resolution and all other matters to be considered at the Profico Meeting, and (ii) Focus Units will be voted FOR the approval of Focus Arrangement Resolution and all other matters to be considered at the Focus Meeting.

Exercise of Discretion of Proxy and Voting Direction

The enclosed forms of proxy and voting direction confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notices of Meeting and this Information Circular and with respect to other matters that may properly come before the Meetings. At the date of this Information Circular, management of Focus and Profico know of no amendments, variations or other matters to come before the Meetings other than the matters referred to in the Notices of Meeting.

Voting Securities and Principal Holders Thereof

As at May 25, 2006 there were 7.9 million Profico Shares and 0.4 million Profico Options issued and outstanding. To the knowledge of the directors and executive officers of Profico, as at the date hereof, no person or company beneficially owned, directly or indirectly, or exercised control or direction, over more than 10% of the Profico Securities on a fully diluted basis except as follows:

Name	**Type of Ownership**	**Profico Shares**	**Percentage of all Voting Securities**
Clayton H. Woitas	Of record	1,678,682	21.3%

Note:

(1) Mr. Woitas also holds 22,001 Profico Options at exercise prices ranging from $24.17 to 74.17. See "*Executive Compensation*" below.

As at May 25, 2006, the directors and officers of Profico and their associates, beneficially own or exercise control or direction over, an aggregate of approximately 2.5 million Profico Shares and 121,000 Profico Options, representing approximately 31.1% of the outstanding Profico Shares and 33.5% of the outstanding Profico Options (31% of the Profico Shares and Profico Options in the aggregate).

As at May 24, 2006 there were 36,782,985 Focus Units and 537,967 FET Exchangeable Shares (entitling the holders to acquire 759,405 Focus Units and, in the interim, to one vote for each such exchangeable share) issued and outstanding. To the knowledge of the directors and executive officers of FET Resources, as at the date hereof, no person or company beneficially owned, directly or indirectly, or exercised control or direction, over more than 10% of the voting rights attached to the issued and outstanding Trust Units and Special Voting Right which may be voted at the Focus Meeting, except as set forth below:

Name and Municipality of Residence	Number of Focus Units	% of voting rights
Goodman & Company, Investment Counsel Ltd. (1) Toronto, Ontario	4,381,345	11.8%

Note:

(1) Various accounts managed by Goodman & Company, Investment Counsel Ltd. ("**Goodman & Company**") in the aggregate own 4,381,345 Focus Units representing approximately 11.9% of the outstanding Focus Units on an undiluted basis, or approximately 11.7% on a diluted basis assuming the conversion of all the FET Exchangeable Shares outstanding. Goodman & Company acquired the Focus Units in the ordinary course of business and not with the purpose or effect of changing or influencing control of Focus Energy Trust.

Procedure and Votes Required

Focus Meeting

Focus Unitholders and holders of FET Exchangeable Shares (through the Special Voting Right) will consider and vote upon the Focus Arrangement Resolution and such other business as may properly be brought before the Focus

Meeting or any adjournment thereof. Each Focus Unit entitled to be voted at the Focus Meeting will entitle the holder to one vote at the Focus Meeting in respect of Focus Arrangement Resolution. The Special Voting Right held by Valiant Trust Company shall be entitled to a number of votes at the Focus Meeting equal to the aggregate number of FET Exchangeable Shares on the basis of one vote for each outstanding FET Exchangeable Share at the Focus Meeting.

A quorum shall be present at the Focus Meeting if two persons holding not less than five percent (5%) of the outstanding Focus Units entitled to vote at the Focus Meeting are present either in person or by duly appointed proxy. For the purposes of determining such quorum, the holder of the Special Voting Right who is present at the Focus Meeting shall be regarded as representing outstanding Focus Units equivalent to the number of votes attaching to such Special Voting Right. If within 30 minutes from the time appointed for the Focus Meeting a quorum is not present, the Focus Meeting shall be adjourned to such day being not less than twenty-one (21) days later and to such place and time as the chairman of the meeting may determine. No notice of the adjourned Focus Meeting shall be required and, if at such adjourned meeting a quorum is not present, Focus Unitholders present shall form a quorum for all purposes.

Profico Meeting

The Interim Order provides that only Profico Securityholders whose names have been entered in the registers of Profico Shares or Profico Options, as the case may be, on the close of business on the Profico Record Date will be entitled to receive notice of and to vote at the Profico Meeting, subject to Section 137 of the ABCA with respect to transferees of Profico Shares after the Profico Record Date. In addition, holders of Profico Shares issued by Profico after the Profico Record Date and prior to the Profico Meeting will be entitled to vote at the Profico Meeting.

Pursuant to the Interim Order:

(a) the Profico Securityholders will consider and vote as a single class of securities upon the Profico Arrangement Resolution. The holders of Profico Shares will consider and vote upon such other business as may be properly brought before the Profico Meeting or any adjournment thereof. Each Profico Share and each Profico Option entitled to be voted at the Profico Meeting will entitle the holder to one vote at the Profico Meeting in respect of the Profico Arrangement Resolution;

(b) a quorum at the Profico Meeting shall be two persons entitled to vote thereat holding or representing not less than 10% of the outstanding Profico Shares entitled to vote at the Profico Meeting present either in person or by duly appointed proxy. If within 30 minutes from the time appointed for the Profico Meeting a quorum is not present, the Profico Meeting shall be adjourned to such Business Day that is not less than 14 days following the day appointed for the Profico Meeting, and to such time and place as may be appointed by the Chairman of the Profico Meeting. If at such adjourned meeting a quorum is not present, the Profico Securityholders present in person or by proxy shall be a quorum for all purposes; and

(c) the majority required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by the Profico Securityholders.

AUDITORS' CONSENTS

The Board of Directors
FET Resources Ltd.

We have read the Joint Information Circular and Proxy Statement dated May 24, 2006 ("**Circular**") relating to the Plan of Arrangement. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the unitholders of Focus Energy Trust on the consolidated balance sheets of the Trust as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated income and cash flows for each of the years then ended. Our report is dated March 6, 2006.

(signed) "*KPMG LLP*"

Chartered Accountants
Calgary, Canada
May 24, 2006

The Board of Directors
Profico Energy Management Ltd.

We have read the Joint Information Circular and Proxy Statement dated May 24, 2006 ("Circular") relating to the Plan of Arrangement. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the shareholders of Profico Energy Management Ltd. on the consolidated balance sheets of the Profico Energy Management Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years then ended. Our report is dated March 6, 2006.

We consent to the use in the above-mentioned Circular of our report to Board of Directors of Spur Resources Ltd. on the balance sheet of the Spur Resources Ltd. as at April 20, 2006. Our report is dated May 24, 2006.

We consent to the use in the above-mentioned Circular of our report to the Board of Directors of Profico Energy Management Ltd. on the statement of net operating revenue for the selected properties to be transferred to Spur Resources Ltd. as referred to in the Arrangement Agreement dated April 23, 2006 as amended and restated as of May 24, 2006 for each of the years in the three year period ended December 31, 2005. Our report is dated May 24, 2006.

(signed) "*KPMG LLP*"

Chartered Accountants
Calgary, Canada
May 24, 2006

APPENDIX A

FOCUS ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement ("Focus Arrangement") under Section 193 of the *Business Corporations Act* (Alberta) involving Focus Energy Trust ("Focus"), FET Acquisition Corp. ("AcquisitionCo"), Focus Commercial Trust, Focus Limited Partnership, FET Management Ltd., Focus Operating Partnership, Profico Energy Management Ltd. ("Profico") and the securityholders of Profico, substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of Focus and Profico dated May 25, 2006 (the "Information Circular"), all as more particularly described in the Information Circular and all transactions contemplated thereby, be and are hereby authorized and approved;

2. the arrangement agreement (the "Arrangement Agreement") dated as of April 23, 2006 which was amended and restated on May 24, 2006 among Focus, AcquisitionCo and Profico, a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed the board of directors of FET Resources Ltd. ("FET Resources"), the administrator of Focus, may, without further notice to or approval of the holders of Focus Units, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of FET Resources is hereby authorized, for and on behalf of FET Resources in its capacity as the administrator of Focus, to deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

APPENDIX B

PROFICO ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement (the "Spur Arrangement") under Section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of Focus Energy Trust ("Focus") and Profico Energy Management Ltd. ("Profico") dated May 25, 2006 (the "Information Circular"), all as more particularly described in the Information Circular, involving Profico, Spur Resources Ltd. ("Spur") and the holders of common shares ("Profico Shares") of Profico and options to acquire Profico Shares ("Profico Options") and all transactions contemplated thereby, be and are hereby authorized and approved;

2. the arrangement ("Focus Arrangement") under Section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Information Circular involving Focus, FET Acquisition Corp. ("AcquisitionCo"), Focus Commercial Trust, Focus Limited Partnership, FET Management Ltd., Focus Operating Partnership, Profico and the holders of Profico Shares and Profico Options, all as more particularly described in the Information Circular and all transactions contemplated thereby, be and are hereby authorized and approved;

3. the arrangement agreement (the "Arrangement Agreement") dated as of April 23, 2006 which was amended and restated on May 24, 2006 among Focus, AcquisitionCo and Profico, a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 5 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

4. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Profico may, without further notice to or approval of the holders of Profico Shares and Profico Options, subject to the terms of the Spur Arrangement or the Focus Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

5. any director or officer of Profico is hereby authorized, for and on behalf of Profico, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

APPENDIX C

INTERIM ORDER

Action No. 0601-06331

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PROFICO ENERGY MANAGEMENT LTD., SPUR RESOURCES LTD. AND THE SECURITYHOLDERS OF PROFICO ENERGY MANAGEMENT LTD.

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FOCUS ENERGY TRUST, FET ACQUISITION CORP., FOCUS COMMERCIAL TRUST, FOCUS LIMITED PARTNERSHIP, FET MANAGEMENT LTD., FOCUS OPERATING PARTNERSHIP, PROFICO ENERGY MANAGEMENT LTD. AND THE SECURITYHOLDERS OF PROFICO ENERGY MANAGEMENT LTD.

BEFORE THE HONOURABLE JUSTICE K. M. HORNER IN CHAMBERS	)))	**AT THE COURT HOUSE, AT CALGARY, ALBERTA, ON THE 25th DAY OF MAY, 2006.**

INTERIM ORDER

UPON the Petition (the **"Petition"**) of Profico Energy Management Ltd. (**"Profico"**);

AND UPON reading the Petition and the Affidavit of Margaret McKenzie (the **"Affidavit"**), and the documents referred to therein;

AND UPON hearing counsel for Profico;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the **"Executive Director"**) has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the **"*ABCA*"**) and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the Joint Information Circular and Proxy Statement of Profico and Focus Energy Trust (**"Focus"**) (the **"Information Circular"**), a draft copy of which is attached as Exhibit A the Affidavit of Margaret McKenzie; and

(b) all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1. Profico shall seek approval of the Arrangement by the holders of common shares of Profico (the **"Profico Shareholders"**) and the holders of options to acquire Profico Shares (the **"Profico Optionholders"**), in the manner set forth below.

Profico Meeting

2. Profico shall call and conduct a special meeting (the **"Profico Meeting"**) of Profico Shareholders and Profico Optionholders (collectively, the **"Profico Securityholders"**) on or about June 26, 2006. At the Profico Meeting, Profico Securityholders will consider and vote upon the Profico Arrangement Resolution and such other business as may properly be brought before the Profico Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

3. A quorum at the Profico Meeting shall be two persons entitled to vote thereat holding or representing not less than 10% of the outstanding Profico Shares entitled to vote at the Profico Meeting present either in person or by duly appointed proxy. If within 30 minutes from the time appointed for the Profico Meeting a quorum is not present, the Profico Meeting shall be adjourned to such Business Day that is not less than 14 days following the day appointed for the Profico Meeting, and to such time and place as may be appointed by the Chairman of the Profico Meeting. If at such adjourned meeting a quorum is not present, the Profico Securityholders present in person or by proxy shall be a quorum for all purposes.

4. Each Profico Share entitled to be voted at the Profico Meeting will entitle the holder to one vote at the Profico Meeting in respect of the Profico Arrangement Resolution and the other matters to be considered at the Profico Meeting. Each Profico Option shall be entitled to one vote at the Profico Meeting in respect of the Profico Arrangement Resolution. The Profico Options shall not be entitled to vote on any other matters to be considered at the Profico Meeting.

5. The record date (the **"Profico Record Date"**) for determination of Profico Securityholders entitled to receive notice of and to vote at the Profico Meeting will be the close of business on the day immediately prior to the date that the Notice of Meeting is given, which is expected to be May 26, 2006. Only Profico Securityholders whose names have been entered in the applicable register of Profico Securityholders on the close of business on that date, and holders of Profico Shares issued by Profico after the Profico Record Date and prior to the Profico Meeting will be entitled to receive notice of and to vote at the Profico Meeting, provided that, to the extent a holder of Profico Shares transfers the ownership of any Profico Shares after the Record Date and the transferee of those Profico Shares establishes ownership of such Profico Shares and demands, not later than ten days before the Profico Meeting, to be included in the list of holders of Profico Shares eligible to vote at the Profico Meeting, such transferee will be entitled to vote those Profico Shares at the Profico Meeting.

Conduct of Profico Meeting

6. The Chairman of the Profico Meeting shall be any officer or director of Profico.

7. The only persons entitled to attend and speak at the Profico Meeting shall be Profico Securityholders or their authorized representatives, Profico's directors and officers and its auditors, Focus' and AcquisitionCo's representatives and the Executive Director.

8. The number of votes required to pass the Profico Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Profico Securityholders, voting together as a single class, either in person or by proxy, at the Profico Meeting.

9. To be valid a proxy must be deposited with Profico in the manner described in the Information Circular.

10. The accidental omission to give notice of the Profico Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Profico Meeting.

Dissent Rights

11. The registered holders of Profico Shares and Profico Options (collectively, **"Profico Securities"**) are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the *ABCA* with respect to the Profico Arrangement Resolution.

12. In order for a Profico Securityholder to exercise such right of dissent under subsection 191(5) of the *ABCA*:

(a) the Profico Securityholder's written objection to the Profico Arrangement Resolution must be received by Profico c/o its counsel Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Daniel J. McDonald, Q.C. by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Profico Meeting;

(b) a dissenting Profico Securityholder shall not have voted his or her Profico Securities at the Profico Meeting either by proxy or in person, in favour of the Profico Arrangement Resolution;

(c) a holder of Profico Securities may not exercise the right of dissent in respect of only a portion of the holder's Profico Securities but may dissent only with respect to all of the Profico Securities held by the holder; and

(d) the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the *ABCA*, as modified by the Arrangement.

13. The fair value of the Profico Securities shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Profico Securityholders.

14. Subject to further order of this Court, the rights available to the Profico Securityholders under the *ABCA* and the Arrangement to dissent from the Profico Arrangement Resolution shall constitute full and sufficient rights of dissent for the Profico Securityholders with respect to the Profico Arrangement Resolution.

15. Notice to the Profico Securityholders of their right of dissent with respect to the Profico Arrangement Resolution and to receive, subject to the provisions of the *ABCA* and the Arrangement, the fair value of their Profico Securities shall be given by including information with respect to this right in the Information Circular to be sent to Profico Securityholders in accordance with paragraph 16 of this Order.

Notice

16. An Information Circular, substantially in the form attached as Exhibit A to the Affidavit of Margaret McKenzie with such amendments thereto as counsel for Profico may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Profico Meeting to Profico Securityholders at the address for such holders recorded in the records of Profico at the close of business on the Profico Record Date and to the directors and auditors of Profico. In calculating the 21-day period, the date of mailing shall be included and the date of the Profico Meeting shall be excluded.

17. An Information Circular as described above shall be provided to Focus' and AcquisitionCo's representatives and the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Profico Meeting.

18. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Profico Securityholders, the directors and auditors of Profico and the Executive Director of:

(a) the Petition;

(b) this Order;

(c) the Notice of the Profico Meeting; and

(d) the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Profico may consider fit.

Final Application

19. Subject to further Order of this Court and provided that the Profico Securityholders have approved the Arrangement in the manner directed by this Court and the directors of Profico have not revoked that approval, Profico may proceed with an application for approval of the Arrangement and the Final Order on June 26, 2006 at 1:00 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the certificate, Profico, Spur, Focus, AcquisitionCo, FCT, the General Partner, FLP, the Operating Partnership, all Profico Securityholders and all other persons will be bound by the Arrangement in accordance with its terms.

20. Any Profico Securityholder or any other interested party (together, **"Interested Party"**) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Profico, on or before noon on June 19, 2006, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Profico shall be effected by service upon the solicitors for Profico, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C.

21. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 20 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

22. Profico is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(signed) *"Karen Horner"*
J.C.Q.B.A.

ENTERED at Calgary, Alberta,
May 25, 2006.

(signed) *"V.A. Brandt"*
Clerk of the Court of Queen's Bench

APPENDIX D

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

AMONG

FOCUS ENERGY TRUST

- and -

FET ACQUISITION CORP.

- and -

PROFICO ENERGY MANAGEMENT LTD.

April 23, 2006,

as amended and restated

May 24, 2006

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS AGREEMENT dated the 23rd day of April, 2006, as amended and restated this 24th day of May, 2006.

AMONG:

FOCUS ENERGY TRUST, a trust duly settled under the laws of the Province of Alberta, (the "**Acquiror**") by its administrator FET Resources Ltd.

- and -

FET ACQUISITION CORP., a corporation incorporated under the laws of the Province of Alberta ("**AcquisitionCo**")

- and -

PROFICO ENERGY MANAGEMENT LTD., a corporation existing under the laws of Alberta ("**Profico**")

WHEREAS Profico and the Acquiror wish to propose an arrangement involving Profico, the Acquiror, AcquisitionCo, Spur, FCT, FLP, the General Partner, the Operating Partnership and the Profico Securityholders;

AND WHEREAS the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta);

AND WHEREAS the parties hereto have entered into this Arrangement Agreement as amended and restated (this "**Agreement**") to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement capitalized terms not otherwise defined have the same meaning as in the Plan of Arrangement and unless the context otherwise requires:

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquiror Damages Event**" has the meaning ascribed thereto in Section 8.2;

"**Acquiror Disclosure Letter**" has the meaning ascribed thereto in Section 1.11;

"**Acquiror Financial Statements**" means the audited consolidated financial statements of Acquiror as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the report of the auditors thereon;

"**Acquiror Information**" means the information to be included or incorporated by reference in the Joint Information Circular describing Acquiror and its business, operations and affairs;

"**Acquiror Meeting**" means the special meeting of Acquiror Unitholders to be held to consider, among other things, the Focus Arrangement and all related matters, and any adjournments or postponements thereof;

"**Acquiror Termination Fee**" has the meaning ascribed thereto in Section 8.2;

"**Acquiror Trust Indenture**" means the trust indenture dated as of July 15, 2002 between Valiant Trust Company and Storm Energy Inc., a predecessor to FET Resources Ltd.;

"**Acquiror Trust Units**" means the trust units of the Acquiror;

"**Acquiror Unitholders**" means the holders of issued and outstanding Acquiror Trust Units;

"**AcquisitionCo**" means FET Acquisition Corp., a corporation incorporated under the laws of Alberta and a wholly-owned subsidiary of the Acquiror;

"**Acquisition Proposal**" means, with respect to Acquiror or Profico, any: (i) merger, amalgamation, consolidation, recapitalization, arrangement, business combination, take-over bid, issuer bid, liquidation, dissolution or reorganization into a royalty trust or income fund; (ii) sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) which exceeds 20% of the book value of the assets of the applicable Party; or (iii) sale of 20% or more of the issued and outstanding shares or equity of the applicable Party or rights or interests therein or thereto, or similar transactions, or series of transactions, involving the applicable Party, its securityholders or any material Subsidiary of such applicable Party, or a proposal or offer or public announcement of an intention to do any of (i), (ii) or (iii), excluding the Arrangement and the transactions permitted pursuant to this Agreement;

"**AmalgamationCo**" means the corporation formed on the amalgamation of AcquisitionCo and Profico pursuant to the Plan of Arrangement;

"**Arrangement**" has the meaning set forth in the Plan of Arrangement;

"**Arrangement Resolution**" means the special resolutions approving the Plan of Arrangement and other related matters to be considered at the Focus Meeting and the Profico Meeting;

"**Articles of Arrangement**" has the meaning set forth in the Plan of Arrangement;

"**Board of Directors**" with respect to the Acquiror means the Board of Directors of the administrator of the Acquiror;

"**business day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta;

"**Canadian GAAP**" means generally accepted accounting principles in Canada;

"**Cash Consideration**" means cash consideration ultimately received by Profico Securityholders pursuant to the Arrangement;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Closing Time**" shall be 10:00 a.m. (Calgary time) on the business day immediately following date of the last to occur of the Acquiror Meeting and the Profico Meeting unless otherwise agreed to by Acquiror and Profico;

"**Competition Act**" means the *Competition Act,* R.S. 1985, c. C-34, as amended;

"**Confidentiality Agreement**" means the Confidentiality Agreement dated December 13, 2005 between Profico and FET Resources Ltd.;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Data Room**" means three computer disks entitled "Profico Energy Management Ltd. – Final Data" and an additional computer disk entitled "Profico Energy Management Ltd. – Update Data" containing Evaluation Material (as that term is defined in the Confidentiality Agreement) provided by Profico to Acquiror on April 21, 2006;

"**Depositary**" means Valiant Trust Company or such other trust company as may be designated by AcquisitionCo and Profico;

"**Disclosed by Acquiror**" means disclosed by Acquiror and AcquisitionCo in the Acquiror Disclosure Letter;

"**Disclosed by Profico**" means disclosed by Profico or a Material Entity in material contained in the Data Room;

"**Dissent Rights**" has the meaning set forth in the Plan of Arrangement;

"**Effective Date**" means the date the Arrangement is effective under the ABCA which is scheduled to occur on June 26, 2006 or such later date as may be agreed to by Profico and Acquiror;

"**Effective Time**" means the time at which the applicable Articles of Arrangement for the Spur Arrangement and the Focus Arrangement are filed with the Registrar on the Effective Date;

"**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, option, right of first refusal or offer, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

"**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws;

"**Environmental Laws**" means all applicable Laws, including applicable common laws, relating to the protection of the environment and employee and public health and safety matters;

"**FCT**" means Focus Commercial Trust, an unincorporated investment trust to be established under the laws of Alberta, all of the beneficial interests of which will be owned by the Acquiror;

"**Final Order**" means the order of the Court approving the Arrangement, as such order may be affirmed, amended or modified at any time prior to the Effective Date by any court of competent jurisdiction or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"**FLP**" means Focus Limited Partnership, a limited partnership to be established under the laws of Alberta;

"**General Partner**" means FET Management Ltd., a corporation to be incorporated pursuant to the ABCA, as a wholly-owned subsidiary of the Acquiror and the general partner of FLP;

"**Governmental Entity**" means any applicable: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the Securities Authorities;

"**Hazardous Substance**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in

any Environmental Law, and including, without limitation, any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurons, heavy metals, radon gas, mould spores and mycotoxins;

"**Interim Order**" has the meaning set forth in the Plan of Arrangement;

"**Joint Information Circular**" means the joint information circular of the Acquiror and Profico to be sent by the Acquiror and Profico to the Acquiror Unitholders in connection with the Acquiror Meeting and to the Profico Securityholders in connection with Profico Meeting;

"**Laws**" means all laws, by-laws, rules, regulations, orders, rulings, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity, including applicable securities laws;

"**material adverse change**" or "**material adverse effect**" on Acquiror or Profico, as applicable, means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets, liabilities (contingent or otherwise) of Acquiror and its Subsidiaries taken as a whole or Profico and its Material Entities taken as a whole (but excluding the Spur Assets and the North & Central Assets), as the case may be, other than any change, effect, event, occurrence, circumstance or state of facts: (i) relating to general political, economic or financial conditions, including in Canada or the United States; (ii) relating to the state of securities and commodity markets in general, including any reduction in Canadian, United States or other market indices; (iii) reasonably attributable to the announcement of this Agreement or the transactions contemplated hereby, including the reaction or position of any Governmental Entity or any change in the trading price of the Acquiror Units or the Profico Shares, as the case may be; (iv) relating to the oil and gas industry in general, including without limitation any change in commodity prices, and not specifically relating to Acquiror or its Subsidiaries or Profico or its Material Entities, as applicable; or (v) relating to changes in Laws (including tax Laws) or the interpretation, application or non-application of Laws by Governmental Entities;

"**Material Entities**" means each of the Subsidiaries of Profico Disclosed by Profico;

"**North & Central Assets**" means all the assets and liabilities of Profico and the Profico Partnership in northwest and central Saskatchewan as identified in the letter agreement dated April 23, 2006 between Profico and the Acquiror;

"**North & Central Asset Conveyance**" means the transactions whereby Profico and the Profico Partnership will convey the North & Central Assets to a third party in consideration of net proceeds of approximately $107.5 million;

"**NorthSask**" means NorthSask Natural Gas Ltd., a corporation incorporated pursuant to the Act;

"**Operating Partnership**" means Focus Operating Partnership, a general partnership to be formed under the laws of Alberta;

"**Parties**" means Profico, Acquiror and AcquisitionCo and "**Party**" means any one of them;

"**Plan of Arrangement**" means the plan of arrangement substantially in the form attached hereto as Schedule A and any amendment or variation thereto made in accordance with Article 6 of the Plan of Arrangement, Section 7.1 hereof or upon the direction of the Court in the Final Order;

"**Profico Damages Event**" has the meaning ascribed thereto in Section 8.3;

"**Profico Disclosure Letter**" has the meaning ascribed thereto in Section 1.11;

"**Profico Financial Statements**" has the meaning ascribed thereto in Schedule C hereto;

"**Profico Information**" means the information to be included or incorporated by reference in the Joint Information Circular describing Profico and its business, operations and affairs;

"**Profico Meeting**" means the special meeting of Profico Securityholders to be held to consider, among other things, the Arrangement and all related matters, and any adjournments or postponements thereof;

"**Profico Optionholders**" means the holders of Profico Options;

"**Profico Options**" means the stock options outstanding under the Stock Option Plan;

"**Profico Plans**" means the plans listed in the Profico Disclosure Letter and "**Profico Plan**" means any one of them;

"**Profico Partnership**" means Profico Energy Partnership, a general partnership formed pursuant to the laws of Alberta;

"**Profico Securityholders**" means the Profico Shareholders and Profico Optionholders;

"**Profico Shareholders**" means the holders of Profico Shares;

"**Profico Shares**" means the common shares of Profico;

"**Profico Termination Fee**" has the meaning ascribed thereto in Section 8.3;

"**Public Record**" has the meaning ascribed thereto in Schedule D;

"**Registrar**" means the Registrar appointed pursuant to section 263 of the ABCA;

"**Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

"**Securities Authorities**" means the Alberta Securities Commission;

"**Spur**" means Spur Resources Ltd., a corporation incorporated under the ABCA;

"**Spur Arrangement Warrants**" means common share purchase warrants of Spur, each such Spur Arrangement Warrant entitling the holder to acquire, subject to certain vesting conditions, one (1) Spur Share at a price of Cdn. $1.818 for a term of 30 days from the Effective Date, to be issued pursuant to the Arrangement;

"**Spur Assets**" means all the assets and liabilities of Profico and the Profico Partnership in Alberta and in southwest and central Saskatchewan as identified in the letter agreement dated April 23, 2006 between Profico and the Acquiror;

"**Spur Conveyance**" means the transactions whereby Profico and the Profico Partnership will convey the Spur Assets to Spur in consideration of Spur Note as outlined in the letter agreement dated April 23, 2006 between Profico and the Acquiror;

"**Spur Employees**" means those individuals identified in the Profico Disclosure Letter who are currently employees of Profico and who have agreed to: (i) become employees of Spur immediately after the Effective Date, subject to payment of normal salary and benefits accrued to the Effective Time and all amounts owing under the Profico Plans; and (ii) provide a full release to Profico;

"**Spur Private Placement**" means the private placement of: (i) 4,950,500 units at a price of Cdn. $1.212, each unit consisting of one (1) Spur Share and one (1) Spur Warrant to certain officers and employees of Spur; and (ii) 6,100,000 Spur Shares at a price of Cdn. $1.818 to certain directors and service providers of Spur, all as contemplated in the Plan of Arrangement;

"**Spur Shares**" means common shares of Spur;

"**Spur Warrants**" means common share purchase warrants of Spur, each such Spur Warrant entitling the holder to acquire, subject to certain vesting conditions, one and one-half (1.5) Spur Share at a price of Cdn. $1.818 per whole Spur Share for a term of three years from the Effective Date, issued pursuant to the Spur Private Placement;

"**Stock Option Plan**" means the stock option plan of Profico made effective as of March 22, 2001;

"**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the board of directors thereof and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of existing contracts, agreements and commitments;

"**Superior Proposal**" means any bona fide written Acquisition Proposal made unsolicited after the date hereof by a third party (other than by the other Party or its affiliates), directly or indirectly, to acquire all or substantially all of the assets of a Party or more than 50% of the securities of the Party, and that in the good faith determination of the Board of Directors of the Party (based upon advice from its financial advisors and outside legal counsel): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) would, if consummated in accordance with its terms, result in a transaction more favourable to Profico Securityholders or Acquiror Unitholders, as the case may be, from a financial point of view than the transactions contemplated by this Agreement; and (iii) in respect of which the financing is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such proposal that such financing is available without delays or conditions (other than the conditions attached to such proposal);

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.l. (5th Supp), as amended, including the regulations promulgated thereunder, as amended from time to time;

"**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Acquiror or Profico (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect; and

"**Voting Agreements**" means agreements substantially in the form attached hereto as Schedule E between the Acquiror and certain holders of not less than 30% of the issued and outstanding Profico Shares (on a fully diluted basis) including all of the directors and officers of Profico.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3 Article References, Etc.

Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.4 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

1.5 Entire Agreement

This Agreement, the Confidentiality Agreement and the Voting Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. To the extent there is any inconsistency between this Agreement and the Confidentiality Agreement, this Agreement shall supersede the Confidentiality Agreement.

1.6 Date for Any Action

If the date on which any action is required to be taken hereunder by any Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.7 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in Canadian dollars.

1.8 Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

A – Plan of Arrangement
B – Form of Conveyance Agreement
C – Representations and Warranties of Profico
D – Representations and Warranties of Acquiror
E – Form of Voting Agreement

1.9 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Profico shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature in respect of Profico required to be made shall be made in a manner consistent with Canadian GAAP and, when used in connection with Profico or its Subsidiaries, on a basis consistent with the Profico Financial Statements.

1.10 Material

The terms "**material**" and "**materially**" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a Party and its Subsidiaries taken as a whole or would significantly impede the completion of the Arrangement or the other transactions contemplated hereby.

1.11 Disclosure in Writing

The phrase "**except as previously disclosed in writing**" and similar expressions used in this Agreement shall be construed for all purposes of this Agreement as referring to a disclosure letter prepared by Profico and delivered to Acquiror prior to the execution and delivery of this Agreement (the "**Profico Disclosure Letter**") or the disclosure letter prepared by Acquiror and delivered to Profico prior to the execution and delivery of this Agreement (the "**Acquiror Disclosure Letter**") as the case may be. Disclosure by Acquiror or Profico in any particular schedule or

exhibit of the Acquiror Disclosure Letter or the Profico Disclosure Letter as the case may be will be deemed to be disclosure of the information for all purposes of this Agreement.

1.12 References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.13 Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

ARTICLE 2 THE ARRANGEMENT

2.1 Interim Order

As soon as reasonably practicable, Profico shall apply to the Court in a manner acceptable to Acquiror, acting reasonably, pursuant to subsection 193(2) of the ABCA and, in cooperation with Acquiror and AcquisitionCo, prepare, file and diligently pursue an application for the Interim Order providing, among other things:

(a) with respect to the Profico Meeting:

(i) the securities of Profico for which holders shall be entitled to vote on the Arrangement Resolution shall be the Profico Shares and the Profico Options;

(ii) the Profico Shareholders and the Profico Optionholders shall be entitled to vote on the Arrangement Resolution together as a single class, and not as separate classes, with each Profico Shareholder being entitled to one vote for each Profico Share held by such holder and each Profico Optionholder being entitled to one vote for each Profico Share issuable pursuant to the Profico Options held by such holder; and

(iii) the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the Profico Securityholders present in person or by proxy at the Profico Meeting, voting together as a single class, and not as separate classes;

(b) for the grant of the Dissent Rights; and

(c) for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.2 Information Circulars and Meetings

(a) As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate and securities laws:

(i) Acquiror shall:

(A) jointly prepare with Profico, the Joint Information Circular and cause such circular to be mailed to the Acquiror Unitholders and filed with applicable regulatory authorities and

other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B) convene the Acquiror Meeting at which: (X) the Acquiror Unitholders shall be entitled to one vote for each Acquiror Unit held by such holder; and (Y) the requisite majority for the approval of the Arrangement and the other matters to be considered at the Acquiror Meeting shall be a simple majority of the votes cast by the Acquiror Unitholders present in person or by proxy at the Acquiror Meeting; and

(ii) Profico shall:

(A) jointly prepare with Acquiror, the Joint Information Circular and cause such circular to be mailed to the Profico Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B) convene the Profico Meeting.

2.3 Final Order

If the Interim Order and the approval of Profico Securityholders and Acquiror Unitholders are obtained, each of Acquiror, AcquisitionCo and Profico shall as soon as reasonably practicable thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to subsection 193(9) of the ABCA.

2.4 Articles of Arrangement and Effective Date

Each of Acquiror, AcquisitionCo and Profico will carry out the terms of the Interim Order and the Final Order as soon as is reasonably practicable after the issuance of the Interim Order and Final Order, respectively, and as soon as practicable following the receipt of the Final Order and subject to the satisfaction or waiver of the conditions set forth in Article 6, Profico shall file Articles of Arrangement with the Registrar pursuant to subsection 193(10) of the ABCA to give effect to the Arrangement and implement the Plan of Arrangement. The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Arrangement shall become effective on the Effective Date in the order set out in the Plan of Arrangement.

2.5 Spur

Prior to the Effective Date, Profico shall cause Spur to be incorporated under the ABCA.

2.6 Spur Employees

Spur may only make offers of employment to the Spur Employees effective at the Effective Time. All such offers shall be conditional upon each such employee executing releases, in a form satisfactory to Acquiror, releasing Profico from all obligations to such employees whatsoever, other than: (a) Profico's obligations under retention program or written change of control agreements disclosed to Acquiror in the Profico Disclosure Letter, with any payments under such retention program or written change of control agreements to be paid by Acquiror to such employees on the Effective Time; (b) any right of indemnity under Profico's by-laws or indemnity agreements disclosed to Acquiror in the Profico Disclosure Letter; and (c) any right pursuant to directors and officers insurance currently in place or put in place pursuant to Section 5.9.

2.7 Completion of Spur Transactions

Profico shall cause Spur to complete the transactions contemplated herein and in the Plan of Arrangement or shall obtain covenants from Spur to complete the transactions contemplated herein and in the Plan of Arrangement.

2.8 Completion of North & Central Asset Conveyance

Profico shall cause the North & Central Asset Conveyance, in the form provided to Acquiror, to be completed on or before the Effective Date. To the extent that the net proceeds realized by Profico under the North & Central Asset Conveyance are less than $107.5 million, the amount of the AcquisitionCo Notes, Series 2 (and, accordingly, the amount of the cash payable with respect thereto) shall be reduced on a pro-rata basis by the amount of such shortfall. In addition, if the North & Central Asset Conveyance is not completed prior to the Effective Date, the North & Central Assets will be transferred to NorthSask, a wholly-owned subsidiary of Profico, and Profico Securityholders will receive $11.70 in cash and 1.00 common share of NorthSask for each 1.00 Profico Share instead of the $25.12 in cash that would have been payable to them under the Focus Arrangement and the Plan of Arrangement shall be revised to reflect the foregoing.

2.9 Payment to Profico

If in connection with the satisfaction of the payment of the Cash Consideration to the Profico Securityholders as required by the Final Order:

(a) Profico receives funds from AcquisitionCo or the Acquiror; or

(b) Profico receives funds from a bank or another financial institution sent on behalf of AcquisitionCo or the Acquiror,

Profico acknowledges that it receives such funds not as beneficiary but as trustee for the Profico Securityholders, and Profico undertakes that it will immediately upon receipt pay such funds to the Depositary to the extent that such payment shall satisfy the obligation of the AcquisitionCo pursuant to Article 3.1 of Schedule A to the extent that such funds are used solely for the purpose of paying the consideration payable by the AcquisitionCo for Profico Shares and for no other purpose.

2.10 Profico Options

Profico:

(a) shall take all necessary actions to cause the vesting of all outstanding Profico Options prior to the Effective Time to permit holders of Profico Options to exercise all Profico Options prior to the Effective Time; and

(b) shall amend the Stock Option Plan to allow Profico Optionholders to sell their options to Profico at a price per Profico Option of not more than $155.00 less the exercise price of the Profico Option.

2.11 Profico Approval

(a) Profico represents as of the date hereof that the members of the Board of Directors of Profico that participated in the meeting held to consider the Arrangement and the other transactions contemplated by the Agreement (being a quorum for the Board of Directors of Profico):

(i) have unanimously determined that the Arrangement is fair to the Profico Securityholders and is in the best interests of Profico; and

(ii) have unanimously resolved to recommend that the Profico Securityholders vote in favour of the Arrangement.

(b) Profico represents as of the date hereof that it has received an opinion of Tristone Capital Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be received by the Profico Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Profico Shareholders.

(c) Profico represents as of the date hereof that each member of its Board of Directors has advised that he intends to vote all Profico Shares held by such director in favour of the Arrangement Resolution and, accordingly, will so represent in the Joint Information Circular.

(d) Profico represents as of the date hereof that each member of its Board of Directors and each officer of Profico has advised that he or she has agreed to enter into a Voting Agreement.

2.12 Acquiror Approval

(a) Acquiror represents as of the date hereof that the members of the Board of Directors that participated in the meeting held to consider the Arrangement and the other transactions contemplated by the Agreement (being a quorum for the Board of Directors of Acquiror):

  (i) have unanimously determined that the Arrangement is fair to the Acquiror Unitholders and is in the best interests of Acquiror; and

  (ii) have unanimously resolved to recommend that the Acquiror Unitholders vote in favour of the Arrangement and the other matters to be considered at the Acquiror Meeting.

(b) Acquiror represents as of the date hereof that it has received an opinion of Scotia Capital Inc., dated the date of this Agreement, to the effect that the consideration to be paid by Acquiror pursuant to the Arrangement is fair, from a financial point of view, to the Acquiror Unitholders.

2.13 FCT, FLP, the General Partner and the Operating Partnership

Prior to the Effective Date, the Acquiror shall cause FCT, FLP, the General Partner and the Operating Partnership to be formed under the laws of Alberta.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PROFICO

3.1 Representations

Profico hereby makes to Acquiror and AcquisitionCo the representations and warranties as set forth in Schedule C to this Agreement as of the date of this Agreement and acknowledges that each of Acquiror and AcquisitionCo is relying upon those representations and warranties in connection with entering into this Agreement.

3.2 Survival of Representations and Warranties

The representations and warranties of Profico contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND ACQUISITIONCO

4.1 Representations

Each of Acquiror and AcquisitionCo hereby makes to Profico the representations and warranties as set forth in Schedule D to this Agreement as of the date of this Agreement, and acknowledges that Profico is relying upon those representations and warranties in connection with entering into this Agreement.

4.2 Survival of Representations and Warranties

The representations and warranties of Acquiror and AcquisitionCo contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 5
COVENANTS

5.1 Press Releases and Filings

(a) The Parties agree to consult with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement. Except as required by Laws, each Party shall provide the other Parties with a reasonable period of time to review and comment on all such press releases prior to release thereof.

(b) Each of Acquiror, AcquisitionCo and Profico will make all filings and applications and submissions of information under all Laws which are applicable in connection with the Arrangement and the other transactions contemplated by this Agreement.

5.2 Covenants of Profico

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Acquiror (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement or required by applicable Laws, Profico covenants and agrees that:

(a) in a timely and expeditious manner it will:

(i) jointly with the Acquiror, prepare the Joint Information Circular and file the Joint Information Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order to the Profico Securityholders and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and ensure that such Joint Information Circular does not contain any misrepresentation (as defined under applicable securities Laws);

(ii) as soon as reasonably practicable after the execution of this Agreement but in any case before July 31, 2006 convene and conduct the Profico Meeting in accordance with the Interim Order, Profico's by-laws and applicable Laws; and

(iii) provide notice to Acquiror and AcquisitionCo of the Profico Meeting and allow Acquiror's and AcquisitionCo's representatives to attend the Profico Meeting;

(b) Profico will ensure that the Joint Information Circular provides Profico Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and that the Joint Information Circular provides Acquiror Unitholders with Profico Information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Acquiror Information in the Joint Information Circular in the form approved by Acquiror and AcquisitionCo and shall include, without limitation: (i) any financial statements in respect of prior acquisitions made by Profico that are required to be included therein in accordance with applicable Laws; (ii) the unanimous determination of the Board of Directors of Profico that participated in the meeting held to consider the Arrangement that the Arrangement is fair to Profico Securityholders, is in the best interests of Profico and Profico Securityholders, and include the unanimous recommendation of the Board of Directors of Profico that participated in the meeting held to consider the Arrangement that the Profico Securityholders vote in favour of the Arrangement Resolution; and (iii) the fairness opinion of Profico's financial advisor that the Arrangement is fair, from a financial point of view, to Profico Shareholders; provided that, notwithstanding the covenants of Profico in this subsection, prior to the completion of the

Arrangement, the Board of Directors of Profico may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such Board of Directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of a meeting of the Board of Directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Board of Directors of Profico and, if applicable, provided the Board of Directors shall have complied with the provisions of Sections 5.5 and 5.6;

(c) subject to Section 6.4 and Section 5.6(c), except as required for quorum purposes, not postpone or cancel (or propose for adjournment, postponement or cancellation) the Profico Meeting without Acquiror's and AcquisitionCo's prior written consent except as required by Laws;

(d) in a timely and expeditious manner, it will prepare (in consultation and in cooperation with Acquiror and AcquisitionCo) and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Joint Information Circular and mail the same as required by the Interim Order to the Profico Securityholders and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(e) except for proxies (unless otherwise requested by Acquiror) and other non-substantive communications with securityholders, Profico will furnish promptly to Acquiror and AcquisitionCo, or provide Acquiror and AcquisitionCo with reasonable access to review, a copy of each notice, report, schedule or other document or communication delivered, filed or received by Profico in connection with the Arrangement, the Interim Order, the Profico Meeting or the Final Order or any filings under applicable Laws;

(f) it will use commercially reasonable efforts to solicit from the Profico Securityholders proxies in favour of the Arrangement Resolution and to take all other action that is necessary or desirable to secure the approval of the Arrangement Resolution, unless and until the Board of Directors of Profico has changed its recommendation in accordance with the terms of this Agreement pursuant to Section 5.5;

(g) it will permit Acquiror and AcquisitionCo and their counsel to review and comment upon drafts of all material to be filed by Profico with the Court in connection with the Plan of Arrangement and provide counsel to Acquiror and AcquisitionCo on a timely basis with copies of any notice of appearance and evidence served on Profico or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by Profico indicating any intention to oppose the granting of the Final Order or to appeal the Final Order;

(h) it will give Acquiror prompt notice of any written notice of dissent, withdrawal of such notice, and any other instruments received by Profico pursuant to any such Dissent Rights;

(i) it shall, and shall cause each of its Material Entities to, conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and Profico shall consult with Acquiror and AcquisitionCo in respect of the ongoing business and affairs of Profico and its Subsidiaries and keep Acquiror and AcquisitionCo apprised of all material developments relating thereto;

(j) it shall not, directly or indirectly, whether by or through any Material Entity, do or permit to occur any of the following:

(i) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any of the Material Entities to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber) any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of it or any of its Material Entities, other than the issue of Profico Shares pursuant to the exercise, conversion or

payment in respect of Profico Options (whether vested or unvested), in each case currently outstanding and, except as contemplated by Section 2.9, in accordance with their current terms;

(ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons in accordance with their terms), sell, lease (other than office leases) or otherwise dispose of (or permit any of its Material Entities to dispose of) any material assets or enter into any agreement or commitment in respect of any of the foregoing other than in the ordinary course of business consistent with past practice or pursuant to the North & Central Asset Conveyance;

(iii) amend or propose to amend its articles or by-laws or the articles, charter, by-laws or other similar organizational documents of any of its Material Entities or any of the terms of the Profico Options, except as contemplated by Section 2.9;

(iv) split, combine, reclassify or amend the material terms of any of its outstanding securities or any securities of its Material Entities, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Profico Shares;

(v) except as permitted in Section 2.9, redeem, purchase or offer to purchase (or permit any of its Material Entities to redeem, purchase or offer to purchase) any Profico Shares (including by way of issuer bid) or other equity securities of it or any of its Material Entities, unless otherwise required by the terms of such securities and other than pursuant to existing share purchase plans (other than by way of issuer bid), Profico Options and obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons);

(vi) reduce the stated capital of Profico against its outstanding securities;

(vii) terminate any employees of Profico or any Material Entities;

(viii) repay, redeem, repurchase or retire, or otherwise make any payment in respect of any indebtedness for borrowed money or any of its debt securities, or any rights, warrants, calls or options to acquire any of its debt securities, other than in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement, or authorize, or make any commitment to make any new capital expenditure or expenditures in excess of $100,000, except: (A) as currently set forth in the approved budgets of Profico, copies of which have been provided by Profico to Acquiror; and (B) expenditures for seismic, land or assets intended for Spur which for greater certainty shall not be subject to the foregoing covenant and for which Spur shall agree to reimburse Profico under the Spur Conveyance through the assumption of debt or otherwise;

(ix) reorganize, amalgamate or merge it or any of its Material Entities with any other person, corporation, partnership or other business organization whatsoever;

(x) incur or commit to provide guarantees for borrowed money, incur or assume any additional indebtedness for borrowed money or issue any additional debt securities except for the purpose of the renewal of or the replacement of existing credit facilities, mortgages or financings with floating rate debt that is prepayable in no more than 30-day intervals;

(xi) except as required by Canadian GAAP or applicable Law make, change or revoke any material election relating to Taxes, change any annual accounting period, adopt or change any existing accounting practices, take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any tax return or the payment of any Tax, settle any material tax claim or assessment in an amount that exceeds, individually or in the aggregate, $100,000 or surrender any right to claim a tax refund;

(xii) acquire (including by merger, amalgamation, plan of arrangement, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any material interest therein or division thereof or any assets except: (A) purchases of inventory in the ordinary course of business consistent with past practice; (B) as currently set forth in the approved budgets of Profico; and (C) expenditures for seismic, land or assets intended for Spur which for greater certainty shall not be subject to the foregoing covenant and for which Spur shall agree to reimburse Profico under the Spur Conveyance through the assumption of debt or otherwise;

(xiii) except as permitted in Section 2.9, adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, stock purchase plan, fund or arrangement for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(xiv) pay, settle, discharge or satisfy any material claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice;

(xv) enter into any interest rate, currency or commodity swaps or other similar financial instruments or forward sales of production having a term in excess of 30 days; and

(xvi) except as otherwise provided in Section 5.9, amend, modify or terminate any insurance policy of Profico or any Material Entities in effect on the date hereof, except for the scheduled renewal of Profico's current directors' and officers' liability insurance policy for a period of not more than one year, on the terms (including price) currently in effect under such policy, or the most similar terms then available, as permitted by the terms of such policy and except for scheduled renewals of any other insurance policy of Profico or the Material Entities in effect on the date hereof in the ordinary course of business consistent with past practice;

(k) it shall not, and shall cause each of its Material Entities to not, other than as disclosed in the Profico Disclosure Letter or with respect to employees in the ordinary course of business or as required pursuant to existing Profico Plans or agreements, enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any employees, officers or directors of it; provided that the foregoing shall not prevent Profico from: (A) taking such action that is reasonably necessary to permit the conditional exercise of Profico Options as provided in Section 2.9; or (B) allowing Spur Employees and Spur to enter into employment agreements and Profico and Spur Employees entering into releases, in both cases conditional upon the Plan of Arrangement becoming effective, with respect to the future of employment of Spur Employees by Spur;

(l) it shall use its reasonable commercial efforts (and cause each of its Material Entities to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(m) it shall:

(i) use its reasonable commercial efforts, and cause each of its Material Entities to use its reasonable commercial efforts, to preserve intact its business organizations and goodwill, to maintain satisfactory relationships with customers, suppliers, agents, tenants, co-owners, employees and others having business relationships with it or its Material Entities;

(ii) provide to Acquiror and AcquisitionCo reports on its operation and affairs as may be reasonably requested by Acquiror or AcquisitionCo;

(iii) not take any action, or permit any of its Material Entities to take any action, that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time if then made; and

(iv) promptly notify Acquiror and AcquisitionCo of: (A) any material adverse change, or any event or circumstance which would reasonably be expected to become a material adverse change, in respect of Profico; and (B) of any material Governmental Entity or third party litigation, complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(n) it shall not and shall cause its Material Entities not to settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Time;

(o) except as Disclosed by Profico or as required by applicable Laws, it and its Material Entities shall not:

(i) authorize any waiver, release or relinquishment of any material contractual right; or

(ii) enter into or modify in any material respect or terminate any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to or termination of an existing contract or series of related existing contracts would be material to Profico or would have a material adverse effect on Profico;

(p) as soon as reasonably practicable, it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Acquiror's and AcquisitionCo's obligations hereunder set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement;

(ii) oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the Arrangement in accordance with the terms hereof; and

(iii) cooperate with Acquiror and AcquisitionCo in connection with the performance by them of their obligations hereunder, including providing such information about Profico and its Material Entities as may be reasonably required by any potential lender to the Acquiror or AcquisitionCo in connection with the funding of the Cash Consideration under the Arrangement;

(q) it shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated hereby; and

(r) it shall promptly advise AcquisitionCo and Acquiror in writing:

(i) if it becomes aware that the Joint Information Circular or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made or that otherwise requires an amendment or supplement to the Joint Information Circular or such application;

(ii) of any event, condition or circumstance that would be reasonably expected to cause any representation or warranty of Profico contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(iii) of any material change contemplated or, to the knowledge of Profico, threatened in its business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Profico or of any change in any representation or warranty provided by Profico in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Profico shall in good faith discuss with Acquiror and AcquisitionCo any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Profico threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Acquiror and AcquisitionCo pursuant to this provision provided that nothing in this section shall require Profico to notify or discuss with Acquiror anything relating to changes with respect to the Spur Assets or the North and Central Assets; and

(iv) of any material breach by Profico of any covenant, obligation or agreement contained in this Agreement.

(s) Profico shall indemnify and save harmless Acquiror and AcquisitionCo and the directors, officers and agents of Acquiror and AcquisitionCo from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Acquiror or AcquisitionCo, or any director, officer or agent thereof may be subject or which Acquiror or AcquisitionCo, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Joint Information Circular or in any material filed in compliance or intended compliance with any applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Joint Information Circular or in any material filed by or on behalf of Profico in compliance or intended compliance with applicable Laws, which prevents or restricts the trading in the Profico Shares; and

(iii) Profico not complying with any requirement of applicable Laws in connection with the transactions contemplated in this Agreement;

except that Profico shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Acquiror Information included in the Joint Information Circular or the negligence of Acquiror or AcquisitionCo.

5.3 Covenants of Acquiror and AcquisitionCo

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Profico (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted

or specifically contemplated by this Agreement and transactions (including financing transactions) necessary to implement the Arrangement or as required by applicable Laws, Each of Acquiror and AcquisitionCo covenants and agrees that:

(a) in a timely and expeditious manner it will:

(i) as soon as reasonably practicable after the execution of this Agreement but in any case before July 31, 2006 convene and conduct the Acquiror Meeting in accordance with the Acquiror Trust Indenture and applicable Laws; and

(ii) provide notice to Profico of the Acquiror Meeting and allow Profico's representatives to attend the Acquiror Meeting;

(b) jointly with Profico, prepare the Joint Information Circular and file the Joint Information Circular in all jurisdictions where the same is required to be filed and mail the same to the Acquiror Unitholders in accordance with the Acquiror Trust Indenture and all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with the Acquiror Trust Indenture and all applicable Laws on the date of mailing thereof and ensure that such Joint Information Circular does not contain any misrepresentation (as defined under applicable securities Laws);

(c) Acquiror and AcquisitionCo will ensure that the Joint Information Circular provides Acquiror Unitholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them and that the Joint Information Circular provides Profico Securityholders with Acquiror Information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them and will include in the Acquiror Information in the Joint Information Circular, without limitation: (i) the unanimous determination of the Board of Directors that participated in the meeting held to consider the Arrangement that the Arrangement is fair to Acquiror Unitholders, is in the best interests of Acquiror and Acquiror Unitholders, and the unanimous recommendation of the Board of Directors that participated in the meeting held to consider the Arrangement that the Acquiror Unitholders vote in favour of the Arrangement and the other matters to be considered at the Acquiror Meeting; and (iii) the fairness opinion of Acquiror's financial advisor that the consideration to be paid by Acquiror pursuant to the Arrangement is fair, from a financial point of view, to the Acquiror Unitholders; provided that, notwithstanding the covenants of Acquiror in this subsection, prior to the completion of the Arrangement, the Board of Directors of Acquiror may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such Board of Directors of Acquiror acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the Board of Directors of the Acquiror, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Board of Directors of Acquiror and, if applicable, provided that Board of Directors of Acquiror shall have complied with the provisions of Sections 5.5 and 5.6;

(d) subject to Sections 6.4 and 5.6(c), except as required for quorum purposes, not postpone or cancel (or propose for adjournment, postponement or cancellation of) the Acquiror Meeting without Profico's prior written consent except as required by Laws;

(e) in a timely and expeditious manner, it will cooperate with Profico in the preparation and filing of any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Joint Information Circular with respect to the Acquiror Meeting and mail the same to Acquiror Unitholders in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(f) except for proxies (unless otherwise requested by Profico) and other non-substantive communications with securityholders, Acquiror will furnish promptly to Profico, or provide Profico with reasonable access to review, a copy of each notice, report, schedule or other document or communication delivered, filed or received by Acquiror in connection with the Arrangement, the Acquiror Meeting or any filings under applicable Laws;

(g) it will use commercially reasonable efforts to solicit from the Acquiror Unitholders proxies in favour of the Arrangement and the other matters to be considered at the Acquiror Meeting, and to take all other action that is necessary or desirable to secure the approval of the Arrangement and the other matters to be considered at the Acquiror Meeting, unless and until the Board of Directors of Acquiror has changed its recommendation in accordance with the terms of this Agreement pursuant to Section 5.5;

(h) Acquiror shall take all necessary action to ensure that AcquisitionCo performs its obligations hereunder, including, without limitation, ensuring that AcquisitionCo has sufficient funds to carry out its obligations under this Agreement and the Arrangement and to pay related fees and expenses;

(i) as soon as reasonably practicable, it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Profico's obligations hereunder set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i) effect all necessary registrations, filings and submissions of information requested by Governmental Entities or required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement;

(ii) oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the Arrangement in accordance with the terms hereof;

(iii) fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by the AcquisitionCo and Acquiror and the Arrangement required to be fulfilled or satisfied by each of them; and

(iv) cooperate with Profico in connection with the performance by it of its obligations hereunder;

(j) it shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated hereby;

(k) it shall promptly advise Profico in writing:

(i) if it becomes aware that the Joint Information Circular or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made or that otherwise requires an amendment or supplement to the Joint Information Circular or such application;

(ii) of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of AcquisitionCo and Acquiror contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date); and

(iii) of any material breach by AcquisitionCo or Acquiror of any covenant, obligation or agreement contained in this Agreement; and

(l) each of Acquiror and AcquisitionCo shall indemnify and save harmless Profico and the directors, officers and agents of Profico from and against any and all liabilities, claims, demands, losses, costs, damages and

expenses (excluding any loss of profits or consequential damages) to which Profico, or any director, officer or agent thereof may be subject or which Profico, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Joint Information Circular or in any material filed in compliance or intended compliance with any applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Joint Information Circular or in any material filed by or on behalf of Acquiror and AcquisitionCo in compliance or intended compliance with applicable Laws, which prevents or restricts the trading in the Acquiror Units; and

(iii) Acquiror or AcquisitionCo not complying with any requirement of applicable Laws in connection with the transactions contemplated in this Agreement;

except that Acquiror and AcquisitionCo shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Profico Information included in the Joint Information Circular or the negligence of Profico.

5.4 Mutual Covenants

From the date hereof until the Effective Date, each of Profico, Acquiror and AcquisitionCo will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement, and each of Profico, Acquiror and AcquisitionCo will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 5.4.

5.5 Mutual Covenants Regarding Non-Solicitation

(a) Each Party shall immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any of its officers, directors, employees, advisors, representatives and agents ("**Representatives**")), if any, with any parties initiated before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) None of the Parties shall, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following through any Representative or otherwise:

(i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) or take any action to solicit, initiate, knowingly encourage or facilitate any inquiries, communication or proposals regarding an Acquisition Proposal or potential Acquisition Proposal;

(ii) participate in any negotiations or discussions regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal or potential Acquisition Proposal;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

(iv) withhold, withdraw or modify in a manner adverse to the other Party, the approval of the Board of Directors of the other Party, if applicable, of the transactions contemplated hereby;

(v) approve or recommend any Acquisition Proposal or potential Acquisition Proposal; or

(vi) cause such Party to enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal;

provided however that, notwithstanding the preceding part of this Section 5.5(b) and any other provision of this Agreement, nothing shall prevent the Board of Directors of a Party prior to the approval of the Arrangement Resolution by the Profico Securityholders at the Profico Meeting or the approval of the Arrangement and the other matters to be considered at the Acquiror Meeting by the Acquiror Unitholders at the Acquiror Meeting, as the case may be, from considering, participating in discussions or negotiations in respect of or responding to an unsolicited bona fide written Acquisition Proposal from any person (but, subject to Section 5.6, not approve, recommend, accept or enter into any agreement, arrangement or understanding with respect to such Acquisition Proposal), provided that: (A) the Board of Directors of such Party determines in good faith, after consultation with financial and outside legal advisors, that the Acquisition Proposal is a Superior Proposal; (B) the Board of Directors of such Party after consultation with outside legal advisors, determines in good faith it is necessary for such Board of Directors to take such action in order to avoid breaching its fiduciary duties; and (C) prior to entering into discussions or negotiations with any person regarding the Superior Proposal, such Party notifies the other Parties of its determination that such Acquisition Proposal constitutes a Superior Proposal;

(c) Each Party agrees not to release any third party from any confidentiality or standstill agreement to which such third party is a party, or modify or waive the terms thereof except pursuant to Section 5.6(a);

(d) Promptly, and in any event within 24 hours, after the receipt by any Representatives of a Party (for purposes of this Section 5.5(d) a "**Receiving Party**") of any bona fide written Acquisition Proposal, or any material amendments to such Acquisition Proposal, or any request for non-public information relating to such Party or any material Subsidiary, the Receiving Party shall notify the other Parties at first orally and then in writing. Such written notice shall include a description of the terms and conditions of any inquiry or Acquisition Proposal or any amendment thereto, the identity of the person making such inquiry or Acquisition Proposal and provide such other details of the Acquisition Proposal or inquiry as the other Parties may reasonably request, including a copy of any written Acquisition Proposal. The Receiving Party shall, upon request of the other Parties, promptly inform the other Parties of the status, including any change to the material terms, of any such Acquisition Proposal;

(e) If, prior to the approval of the Arrangement Resolution by the Profico Securityholders at the Profico Meeting or the approval of the Arrangement and the other matters to be considered at the Acquiror Meeting by the Acquiror Unitholders at the Acquiror Meeting, Profico or Acquiror or AcquisitionCo receives a request for material non-public information from a person who proposes an Acquisition Proposal in respect

of Profico or Acquiror (the existence and content of which have been disclosed to Profico or Acquiror and AcquisitionCo, as the case may be), and the Board of Directors of Profico or Acquiror determines that such proposal is a Superior Proposal pursuant to Section 5.6(a) then, and only in such case, the Board of Directors of Profico or Acquiror, as applicable, may, subject to the execution of a confidentiality agreement, provide such person with access to information regarding Profico or Acquiror and AcquisitionCo; provided, however, that:

(i) such Party sends a copy of any such confidentiality agreement to the other Parties immediately upon its execution;

(ii) if the confidentiality agreement in question contains standstill or confidentiality provisions that are less restrictive than the comparable provisions, or omits restrictive provisions, contained in the Confidentiality Agreement, then the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provisions or to omit such restrictive provisions, as the case may be; and

(iii) the other Parties are provided with a list of, and access to, the information, if any, provided to such person that was not previously provided to the other Parties;

(f) Profico or Acquiror, as the case may be, shall reaffirm its recommendation to vote in favour of the Arrangement by press release promptly after:

(i) any Acquisition Proposal which is publicly announced has been determined not to be a Superior Proposal; or

(ii) Profico, Acquiror and AcquisitionCo enter into an amended Agreement; and

(g) Each Party shall ensure that its Representatives and its Subsidiaries are aware of the provisions of this Section 5.5, and it shall be responsible for any breach of this Section 5.5 by its financial advisors or other advisors or representatives.

5.6 Notice of Superior Proposal Determination

(a) Each Party covenants that:

(i) it shall not enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.5(e)) (a "**Proposed Agreement**") on the basis that it would constitute a Superior Proposal; and

(ii) its Board of Directors will not withdraw, modify or change its recommendation concerning the Arrangement after the public announcement of an Acquisition Proposal that is a Superior Proposal in respect of which no Proposed Agreement has been or is proposed to be entered into (an "**Announced Acquisition Proposal**") or recommend any Announced Acquisition Proposal,

unless: (A) it has provided the other Parties with written notice that its Board of Directors has determined that it has received a Superior Proposal and, in the case of clause (a)(i) above, it has provided the other Parties with a copy of any Proposed Agreement executed by the party making such Superior Proposal not less than three business days prior to the proposed execution by such Party, and in the case of clause (a)(ii) above, it has provided the other Parties with not less than three business days written notice that its Board of Directors intends to withdraw, modify or change its recommendation regarding the Arrangement following the public announcement of an Announced Acquisition Proposal or to recommend any Announced Acquisition Proposal (either such three business day period, the "**Notice Period**"); (B) it has complied with Section 5.5 with respect thereto; (C) the approval of the Arrangement by the Profico Securityholders or the Acquiror Unitholders, as the case may be, has not yet occurred; (D) it has complied

with the provisions of Section 5.6(b); and (E) before entering to any Proposed Agreement, this Agreement shall have been terminated pursuant to Section 8.1(e) or 8.1(i).

(b) During the Notice Period (as defined above), each Party acknowledges that the other Parties shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Arrangement. The Board of Directors of each Party will review any offer by the other Parties to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether such Parties' offer upon acceptance by the other Parties would result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of such Party so determines, it will enter into an amended Agreement with the other Parties reflecting such amended proposal. If:

(i) the other Parties do not offer to amend the terms of this Agreement and the Arrangement; or

(ii) the Board of Directors of such Party determines, in good faith and after consultation with its financial and legal advisors that such Superior Proposal continues to be a Superior Proposal and therefore rejects the other Parties amended proposal;

and such Party has complied with the other requirements of Section 5.5, such Party shall be entitled to enter into the Proposed Agreement and withdraw, modify or change its recommendation concerning the Arrangement and recommend the Superior Proposal.

(c) If a Party provides the other Parties with notice under Section 5.6(a) on a date that is less than five business days before the date of the Profico Meeting or the Acquiror Meeting, as the case may be, subject to the Acquiror Trust Indenture or applicable Laws, as the case may be, such Party shall use its commercially reasonable efforts to postpone or adjourn the Profico Meeting or the Acquiror Meeting, as applicable, to a date that is at least five business days but not more than 10 business days after the scheduled date of the Profico Meeting or the Acquiror Meeting, as applicable.

(d) Each Party also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 5.6(a) to initiate an additional three business day notice period.

5.7 Access to Information

(a) Subject to Section 5.7(b) and applicable Laws, upon reasonable notice, Profico shall (and shall cause each of its Material Entities to) afford Acquiror's and AcquisitionCo's officers, employees, counsel, accountants and other authorized representatives and advisors reasonable access, during normal business hours from the date hereof and until the earlier of the Effective Time or the termination of this Agreement, to its and its Material Entities' financial or accounting records, properties, books, contracts and records as well as to its management personnel, and, during such period, Profico shall (and shall cause each of its Material Entities to) furnish promptly to Acquiror and AcquisitionCo all information concerning Profico's and its Material Entities' business, properties and personnel as Acquiror and AcquisitionCo may reasonably request. Nothing in the foregoing shall require Profico to disclose information subject to a written confidentiality agreement with third parties, or customer-specific or competitively sensitive information relating to areas or projects where Acquiror, AcquisitionCo or any of their respective affiliates is a competitor. Profico agrees to consult and cooperate in a reasonable manner with Acquiror and AcquisitionCo with respect to:

(i) any of the foregoing matters; and

(ii) any matters relating to material litigation to which Profico is a party.

(b) Each of Acquiror and AcquisitionCo acknowledges that information provided by Profico to it under Section 5.7 is subject to the Confidentiality Agreement which shall remain in full force and effect notwithstanding any other provision of this Agreement or any termination of this Agreement.

5.8 Employment Agreements and Related Matters

(a) Each of Acquiror and AcquisitionCo covenants and agrees, and after the Effective Time will cause Profico and any successor to Profico to agree, to honour and comply with the terms of those existing employment, severance and indemnification agreements or arrangements of Profico which Profico has disclosed in the Profico Disclosure Letter, provided that nothing shall prevent the termination of any agreement that is terminable in accordance with its terms.

(b) Each of Acquiror and AcquisitionCo also covenants and agrees, and after the Effective Time it will cause Profico and any successor to Profico to agree, that it will deal with any employees of Profico who are not party to an employment agreement with Profico and whose employment may be terminated after the Effective Date and on or prior to December 31, 2006 in a fair and equitable manner consistent with the existing termination practices of Profico as disclosed to Acquiror and AcquisitionCo in the Profico Disclosure Letter.

5.9 Directors' and Officers' Insurance

(a) Acquiror and AcquisitionCo shall ensure that the by-laws of Profico and any corporation continuing following any amalgamation, merger, plan of arrangement, consolidation or winding-up of Profico with or into one or more other persons (a "**Continuing Corporation**") shall contain the provisions with respect to indemnification set forth in Profico's by-laws, which provisions shall not, except to the extent required by law, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Profico, unless required by Law, and Acquiror and AcquisitionCo shall ensure that the obligations of Profico under any indemnification agreements between Profico and its directors and certain officers continue in place and are assumed by, if applicable, any Continuing Corporation.

(b) Each of Acquiror and AcquisitionCo agrees that Profico shall, prior to the Effective Time, purchase and maintain for the period from the Effective Time until six years after the Effective Time on a "trailing" (or "run-off") basis, a directors' and officers' insurance policy for all present and former directors and officers of Profico, covering claims made prior to or within six years after the Effective Time, on terms and conditions which are no less advantageous to the directors and officers of Profico and providing no less than $5 million of coverage for all such present and former directors and officers of Profico provided, however, that in purchasing and maintaining such policy, Profico shall not pay more than $150,000 unless Acquiror consents otherwise.

5.10 Third Party Beneficiaries

The provisions of Sections 5.8 and 5.9 are:

(a) intended for the benefit of the employees of Profico and its Subsidiaries and all present and former directors and officers of Profico and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and Profico and any Continuing Corporation shall hold the rights and benefits of Sections 5.8 and 5.9 in trust for and on behalf of the Third Party Beneficiaries and Profico hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and

(b) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

5.11 Merger of Covenants

The covenants set out in this Agreement (except for Sections 5.6, 5.7, 5.8, 5.9, 5.10 and 9.1 which shall survive the completion of the Arrangement and except for Sections 5.6, 5.9, 5.10, 8.2, 8.3 and 8.4 which shall survive the termination of this Agreement) shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 6
CONDITIONS

6.1 Mutual Conditions

The obligations of Profico, Acquiror and AcquisitionCo to complete the Arrangement and the other transactions contemplated herein are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) on or before June 30, 2006, the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been approved by the Profico Securityholders at the Profico Meeting on or before July 31, 2006, in accordance with the Interim Order;

(c) the Arrangement to be considered at the Acquiror Meeting shall have been approved by the Acquiror Unitholders at the Acquiror Meeting on or before July 31, 2006;

(d) on or before July 31, 2006, the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(e) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Acquiror, AcquisitionCo and Profico, acting reasonably;

(f) any consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain would render completion of the Arrangement unlawful, shall have been obtained or satisfied on terms that would not reasonably be expected to have a material adverse effect on AcquisitionCo or Profico (including, without limitation, under the *Competition Act* (Canada) and those of any securities or regulatory authorities);

(g) the Effective Date shall occur on or before July 31, 2006, subject to any extension available to a Party pursuant to Section 6.4, provided that in the event the Effective Date does not occur on or before June 30, 2006, each AcquisitionCo Note, Series 2 (as set out in the Plan of Arrangement) shall be increased by the amount of $0.9823; and

(h) this Agreement shall not have been terminated pursuant to Article 8.

The foregoing conditions are for the mutual benefit of Profico on the one hand and Acquiror and AcquisitionCo on the other hand and may be waived, in whole or in part, by a Party at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before July 31, 2006, then subject to Section 6.4, a Party may rescind and terminate this Agreement by written notice to the other Parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such rescinding Party's breach of this Agreement.

6.2 Profico Conditions

The obligation of Profico to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

(a) provided that Profico has complied with its covenants herein with respect to the preparation of the Joint Information Circular, Acquiror shall have mailed the Joint Information Circular to the Acquiror Unitholders not later than July 4, 2006;

(b) the representations and warranties made by Acquiror and AcquisitionCo in Schedule D of this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties expressly speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and each of Acquiror and AcquisitionCo shall have provided to Profico a certificate of two qualified officers certifying such accuracy on the Effective Date;

(c) each of Acquiror and AcquisitionCo shall have complied in all material respects with its covenants herein, and each of Acquiror and AcquisitionCo shall have provided to Profico a certificate of two qualified officers certifying that it has so complied with its covenants herein;

(d) the Board of Directors of Acquiror and AcquisitionCo shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Acquiror and AcquisitionCo, to permit the consummation of the Plan of Arrangement;

(e) the Board of Directors of Acquiror shall not have approved or recommended any Acquisition Proposal;

(f) no person other than Profico shall have entered into a definitive agreement or an agreement in principle with AcquisitionCo and Acquiror with respect to an Acquisition Proposal;

(g) Acquiror shall have furnished Profico with:

(i) certified copies of the resolutions duly passed by the Board of Directors of Acquiror and AcquisitionCo approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Acquiror Unitholders, duly passed at the Acquiror Meeting, approving the Arrangement and the other matters to be considered at the Acquiror Meeting;

(h) AcquisitionCo shall have provided evidence reasonably satisfactory to Profico that it has received the funds necessary to complete the transactions contemplated hereby;

(i) no material adverse change shall occur in the affairs, operations or business of Acquiror and its Subsidiaries, taken as a whole, from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of Acquiror and its Subsidiaries, taken as a whole, shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Acquiror Financial Statements (other than a material adverse change resulting from: (i) conditions effecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by this Agreement, or consented to by Profico);

(j) Acquiror and AcquisitionCo shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Profico, acting reasonably, including without limitation:

(i) the approval of the Acquiror Unitholders; and

(ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada) and those of the Toronto Stock Exchange or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

(k) Acquiror shall have provided Profico with opinions of Acquiror's counsel satisfactory to Profico and Profico's counsel, acting reasonably, dated the Effective Date and addressed to Profico:

(i) to the effect that Acquiror is a duly formed and validly subsisting trust organized under the laws of the Province of Alberta, that AcquisitionCo is a valid and subsisting corporation under the laws of the Province of Alberta and that each of Acquiror and AcquisitionCo has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) to the effect that all necessary trust and corporate proceedings and actions of each of Acquiror and AcquisitionCo have been taken to fully, validly and effectively authorize this Agreement and the Arrangement and the transactions contemplated herein and therein, including the performance by Acquiror and AcquisitionCo of their respective obligations hereunder and thereunder, and the execution and delivery by Acquiror and AcquisitionCo of this Agreement and all documents delivered pursuant hereto or thereto;

(iii) to the effect that the execution and delivery by Acquiror and AcquisitionCo of this Agreement and all related documents delivered pursuant to this Agreement to which either Acquiror or AcquisitionCo is a party, the performance by Acquiror or AcquisitionCo of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not:

(A) result in the breach of or violate any term or provision of the Acquiror Trust Indenture or any other governing documents of Acquiror or the articles and bylaws of AcquisitionCo; or

(B) violate any provision of applicable Law, or, in each case as known to Acquiror's counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to Acquiror or AcquisitionCo;

(iv) to the effect that this Agreement and the documents delivered pursuant hereto to which Acquiror or AcquisitionCo is a party have been duly executed and delivered by Acquiror and AcquisitionCo, as applicable, and this Agreement is, and such other documents are, valid and binding on each of Acquiror and AcquisitionCo and enforceable against it in accordance with their respective terms (subject to customary exceptions);

(v) as to the authorized and outstanding capital of Acquiror immediately prior to the Effective Date;

(vi) to the effect that Acquiror has, as of the Closing Time, the full legal right, power and authority to issue the Acquiror Trust Units issuable pursuant to the Arrangement and that the Acquiror Trust Units issued pursuant to the Arrangement will, as at the Effective Time, be validly created, allotted and issued as fully paid and non-assessable Trust Units;

(vii) to the effect that all applicable Laws have been complied with in connection with the issuance of Acquiror Trust Units pursuant to the Arrangement; and

(viii) as to the first trade of the Acquiror Trust Units issued pursuant to the Arrangement.

In giving such opinions, Acquiror's counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or, the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Acquiror's counsel is of the opinion that the opinion of such local counsel is one upon which Acquiror's counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of AcquisitionCo or any other appropriate persons reasonably acceptable to Profico's counsel.

The foregoing conditions precedent are for the benefit of Profico and may be waived, in whole or in part, by Profico in writing at any time. If any of the said conditions shall not be complied with or waived by Profico on or before July 31, 2006, then subject to Section 6.4, Profico may rescind and terminate this Agreement by written notice to Acquiror and AcquisitionCo in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Profico's breach of this Agreement.

6.3 Acquiror and AcquisitionCo Conditions

The obligation of Acquiror and AcquisitionCo to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

(a) provided that Acquiror and AcquisitionCo have complied with their covenants herein with respect to the preparation of the Joint Information Circular, Profico shall have mailed the Joint Information Circular to the Profico Securityholders no later than July 4, 2006;

(b) the representations and warranties made by Profico in Schedule C of this Agreement which are qualified by the expression "material adverse change" or "material adverse effect" shall be true and correct as of the date of this Agreement, and all other representations and warranties made by Profico in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and on the Effective Date and Profico shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers certifying that from and after the date of this Agreement, Profico has taken no action and has not conducted its business in a manner that would render any such representation or warranty untrue in any material respect as if made on the Effective Date;

(c) from the date hereof up to and including the Effective Time, there shall not have occurred or have been disclosed to the public a material adverse change to Profico that has not been Disclosed by Profico or disclosed to Acquiror or AcquisitionCo in writing prior to the date hereof, and Profico shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers to such effect on the Effective Date;

(d) Dissent Rights shall not have been exercised in respect of more than 5% of the Profico Shares (on a fully-diluted basis);

(e) Profico shall have complied in all material respects with its covenants herein, and Profico shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers certifying that Profico has so complied with its covenants herein;

(f) the Board of Directors of Profico shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Profico, to permit the consummation of the Plan of Arrangement;

(g) the Board of Directors of Profico shall not have approved or recommended any Acquisition Proposal;

(h) no person other than AcquisitionCo and Acquiror shall have entered into a definitive agreement or an agreement in principle with Profico with respect to an Acquisition Proposal;

(i) no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date hereof by any person or Governmental Entity to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or

the right of AcquisitionCo to own or exercise full rights of ownership of all of the outstanding Profico Shares and all of the outstanding shares or other ownership interests of Material Entities owned by Profico;

(j) Profico shall have furnished Acquiror and AcquisitionCo with:

(i) certified copies of the resolutions duly passed by the Board of Directors of Profico approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Profico Securityholders, duly passed at the Profico Meeting, approving the Arrangement Resolution;

(k) no material adverse change shall have occurred in the affairs, operations or business of Profico and its subsidiaries, taken as a whole, from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of Profico and its subsidiaries, taken as a whole, shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Profico Financial Statements (other than a material adverse change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by this Agreement or consented to by Acquiror);

(l) Profico shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Acquiror, acting reasonably, including without limitation:

(i) the approval of the Profico Securityholders required for the Arrangement pursuant to the ABCA, the constating documents of Profico or as required by the Court;

(ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada) and those of applicable securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated; and

(iii) the approval of the Court;

(m) Spur and each of Clayton Woitas, Margaret McKenzie and Jeff Lebbert shall have entered into non-compete agreements with Acquiror on terms and conditions agreed to by such persons and Acquiror as of the date of this Agreement; and

(n) Profico shall have provided Acquiror and AcquisitionCo with opinions of Profico's counsel satisfactory to Acquiror, AcquisitionCo and Acquiror's counsel, acting reasonably, dated the Effective Date and addressed to Acquiror and AcquisitionCo:

(i) to the effect that each of Profico and Spur is a valid and subsisting corporation under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) to the effect that all necessary corporate proceedings and actions of Profico and Spur have been taken to fully, validly and effectively authorize this Agreement and the Arrangement and the transactions contemplated herein and therein, including the performance by Profico and Spur of their respective obligations hereunder and thereunder, and the execution and delivery by Profico and Spur of this Agreement and all documents delivered pursuant hereto or thereto;

(iii) to the effect that the execution and delivery by Profico and Spur of this Agreement and all related documents delivered pursuant to this Agreement to which Profico or Spur is a party, the performance by Profico and Spur of their respective obligations hereunder and thereunder, and the consummation of the transactions contemplated herein and therein will not:

(A) result in the breach of or violate any term or provision of the articles or bylaws of Profico or Spur; or

(B) violate any provision of applicable Law or, in each case as known to Profico's counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to Profico or Spur.

(iv) to the effect that this Agreement and the documents delivered pursuant hereto to which Profico or Spur is a party have been duly executed and delivered by Profico or Spur, as applicable, and this Agreement is, and such other documents are, valid and binding on Profico or Spur, as applicable, and enforceable against it in accordance with their respective terms (subject to customary exceptions); and

(v) as to the authorized and outstanding capital of Profico immediately prior to the Effective Date.

Profico shall also have provided to Acquiror and AcquisitionCo customary transaction opinions of Profico's counsel satisfactory to Acquiror and AcquisitionCo, acting reasonably, pertaining to Profico's subsidiaries in respect to matters concerning due formation or incorporation (as applicable); due authorization, execution, delivery, performance and enforceability of transaction agreements; and to breach of governing documents or violation of laws, which opinions shall be dated the Effective Date and shall be addressed to Acquiror and AcquisitionCo.

In giving such opinions, Profico's counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or, the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Profico's counsel is of the opinion that the opinion of such local counsel is one upon which Profico's counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Profico or any other appropriate persons reasonably acceptable to Acquiror's counsel.

The foregoing conditions precedent are for the benefit of Acquiror and AcquisitionCo and may be waived, in whole or in part, by Acquiror and AcquisitionCo in writing at any time. If any of the said conditions shall not be complied with or waived by Acquiror and AcquisitionCo on or before July 31, 2006, then subject to Section 6.4, Acquiror and AcquisitionCo may rescind and terminate this Agreement by written notice to Profico in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Acquiror's or AcquisitionCo's breach of this Agreement.

6.4 Notice and Cure Provisions

Each Party will give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations or warranties of any other Party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date, as applicable;

(b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by any other Party prior to the Effective Date; or

(c) result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 6.1, 6.2 or 6.3, as the case may be.

Subject as herein provided, a Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 6.1, 6.2 and 6.3 or exercise any termination right arising therefrom; provided, however, that: (A) forthwith and in any event prior to the filing of the Final Order and Articles of Arrangement for acceptance by the Registrar, the Party intending to rely thereon has delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable

condition precedent or termination right, as the case may be; and (B) if any such notice is delivered, and a Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other Parties may not terminate this Agreement until the earlier of July 31, 2006 and the expiration of a period of 30 days from such notice. If such notice has been delivered prior to the date of the Profico Meeting, Profico shall have the right, but not the obligation, to postpone such meeting until the expiry of such period and if such notice has been delivered prior to the date of the Acquiror Meeting, Acquiror shall have the right, but not the obligation, to postpone such meeting until the expiry of such period.

6.5 Merger of Conditions

The conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of Articles of Arrangement as contemplated by this Agreement, and the issuance of a Certificate. Profico acknowledges and agrees that it shall have no right to file Articles of Arrangement unless such conditions have been satisfied, fulfilled or waived.

ARTICLE 7
AMENDMENT

7.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Profico Meeting and the Acquiror Meeting, but prior to the Effective Time, be amended by mutual written agreement of the Parties without further notice to or authorization on the part of the Profico Securityholders or the Acquiror Unitholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d) waive compliance with or modify any conditions precedent herein contained;

provided, however, that any such change, waiver or modification does not invalidate any required Profico Securityholder or Acquiror Unitholder approval of the Arrangement.

7.2 Mutual Understanding Regarding Amendments

In addition to the transactions contemplated hereby or at the request of a Party, the Parties will continue from and after the date hereof and through and including the Effective Date, to use their respective commercially reasonable efforts to maximize present and future planning opportunities for Acquiror and AcquisitionCo and for Profico and its Subsidiaries as and to the extent that the same shall not prejudice any Party or its securityholders. Such planning opportunities shall be implemented only upon the prior written agreement of the Parties. The Parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way. If Profico effects any transaction contemplated hereby upon Acquiror's or AcquisitionCo's request before the Effective Date for such purposes, Acquiror and AcquisitionCo will be responsible for any structuring and unwinding costs if the Arrangement is not effected.

The Parties mutually agree that if a Party proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Profico on the one hand and Acquiror and AcquisitionCo on the other hand will act reasonably in considering such amendment and if the other Party or Parties and their securityholders are not prejudiced by reason of any such amendment, the other Party or Parties will co-operate in a reasonable fashion with the Party proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the securityholders.

Profico covenants and agrees to cooperate with Acquiror and AcquisitionCo in invoking at Acquiror's and AcquisitionCo's request a right of first refusal or right of first offer mechanism in favour of the co-owners, joint venturers or partners of one or more Profico properties contained in any co-ownership, joint venture, partnership or similar agreements to which Profico or any Subsidiary of Profico is a party in order to give the other co-owners, joint venturers or partners the right to purchase Profico's or its Subsidiary's interests in the affected properties if such rights are triggered as a result of the Arrangement or if Acquiror and AcquisitionCo choose to offer such rights to such co-owners, joint venturers or partners.

ARTICLE 8
TERMINATION

8.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of the Parties;

(b) as provided in Sections 6.1, 6.2 and 6.3, subject to Section 6.4;

(c) by Acquiror and AcquisitionCo if, prior to the Effective Time, the Board of Directors of Profico shall have:

- (i) withdrawn, withheld, qualified or modified in a manner adverse to Acquiror its recommendation of the Arrangement and this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days after public announcement of an Acquisition Proposal shall be considered an adverse modification);

- (ii) approved or recommended any Acquisition Proposal;

- (iii) after a period of five business days after public announcement of an Acquisition Proposal the Board of Directors of Profico shall have failed to reaffirm its recommendation of the Arrangement and this Agreement as promptly as practicable but in any event within five business days after receipt of any written request to do so from Acquiror;

(d) by Acquiror and AcquisitionCo or by Profico if the Profico Meeting shall have been held and completed and the approval of the Arrangement by Profico Securityholders required by Section 6.1(b) shall not have occurred;

(e) subject to prior payment by Profico to AcquisitionCo of the amount payable under Section 8.2, by Profico in the circumstances specified in Section 5.6;

(f) by Acquiror and AcquisitionCo if the Profico Meeting has not occurred on or before July 31, 2006;

(g) by Profico if, prior to the Effective Time, the Board of Directors of the administrator of Acquiror shall have:

- (i) withdrawn, withheld, qualified or modified in a manner adverse to Profico its recommendation of the Arrangement and this Agreement (it being understood that the taking of a neutral position or

no position with respect to an Acquisition Proposal beyond a period of five business days after public announcement of an Acquisition Proposal shall be considered an adverse modification);

(ii) approved or recommended any Acquisition Proposal;

(iii) after a period of five business days after public announcement of an Acquisition Proposal the Board of Directors shall have failed to reaffirm its recommendation of the Arrangement and this Agreement as promptly as practicable but in any event within five business days after receipt of any written request to do so from Profico;

(h) by Profico, or by Acquiror and AcquisitionCo if the Acquiror Meeting shall have been held and completed and the approval of the Arrangement by Acquiror Unitholders required by Section 6.1(c) shall not have occurred;

(i) subject to prior payment by Acquiror or AcquisitionCo to Profico of the amount payable under Section 8.3, by Acquiror or AcquisitionCo in the circumstances specified in Section 5.6;

(j) by Profico if the Acquiror Meeting has not occurred on or before July 31, 2006;

8.2 Acquiror Damages

If:

(a) this Agreement is terminated by Profico pursuant to Section 8.1(e); or

(b) this Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(c);

(c) this Agreement is terminated by Acquiror, AcquisitionCo or Profico pursuant to Section 8.1(d) or 8.1(f) and

(i) after the date of this Agreement and prior to such termination (in the case of Section 8.1(f)) or prior to the date of the Profico Meeting (in the case of Section 8.1(d)), an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date; and

(ii) concurrently with such termination or within 12 months following such termination, Profico enters into or submits to the Profico Securityholders for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated,

(d) this Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(b) as a result of Profico breaching any of its representations, warranties or covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Profico or materially impedes the completion of the Arrangement, and Profico fails to cure such breach within five business days after receipt of written notice thereof from Acquiror (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006), or

(e) this Agreement is terminated by Acquiror and AcquisitionCo or by Profico if the Profico Meeting shall have been held and completed and the approval of the Arrangement by Profico Securityholders required by Section 6.1(b) shall not have occurred,

(each of the above being a "**Acquiror Damages Event**"), then Profico shall pay to Acquiror, in the case of: (a) prior to termination of this Agreement; or (b), (d) and (e) within five business days following the termination of this Agreement; or (c) within five business days of the consummation of the Acquisition Proposal, $40 million (other than Subsection 8.2(e) which shall be $10 million) (the "**Acquiror Termination Fee**") in immediately available

funds to an account designated by Acquiror. Profico shall not be obligated to make payments pursuant to this Section 8.2 in aggregate exceeding $40 million.

8.3 Profico Damages

If:

(a) this Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(i); or

(b) this Agreement is terminated by Profico pursuant to Section 8.1(g);

(c) this Agreement is terminated by Acquiror, AcquisitionCo or Profico pursuant to Section 8.1(h) or 8.1(j) and

(i) after the date of this Agreement and prior to such termination (in the case of Section 8.1(j)) or prior to the date of the Acquiror Meeting (in the case of Section 8.1(h)), an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date; and

(ii) concurrently with such termination or within 12 months following such termination, Acquiror or AcquisitionCo enters into or submits to the Acquiror Unitholders for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated,

(d) this Agreement is terminated by Profico pursuant to Section 8.1(b) as a result of Acquiror or AcquisitionCo breaching any of its representations, warranties or covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Acquiror or materially impedes the completion of the Arrangement, and Acquiror or AcquisitionCo fails to cure such breach within five business days after receipt of written notice thereof from Profico (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006), or

(e) this Agreement is terminated by Acquiror and AcquisitionCo or by Profico if the Acquiror Meeting shall have been held and completed and the approval of the Arrangement by Acquiror Unitholders required by Section 6.1(c) shall not have occurred,

(each of the above being a "**Profico Damages Event**"), then Acquiror shall pay to Profico, in the case of: (a) prior to termination of this Agreement; or (b), (d) and (e) within five business days following the termination of this Agreement; or (c) within five business days of the consummation of the Acquisition Proposal, $40 million (other than Subsection 8.3(e) which shall be $10 million) (the "**Profico Termination Fee**") in immediately available funds to an account designated by Profico. Acquiror shall not be obligated to make payments pursuant to this Section 8.3 in aggregate exceeding $40 million.

8.4 Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 7 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the applicable amount pursuant to this Article 8 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 9
GENERAL

9.1 Expenses

The Parties agree that all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the transactions contemplated hereby, including legal fees, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Profico on the one hand and Acquiror and AcquisitionCo on the other hand represent and warrant to each other that, except for Tristone Capital Inc., in the case of Profico, and Scotia Capital Inc., in the case of Acquiror and AcquisitionCo, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement and the transactions contemplated hereby.

9.2 Remedies

The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and advisors and that such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, Profico (if either Acquiror or AcquisitionCo is the breaching Party) or AcquisitionCo and Acquiror (if Profico is the breaching Party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, Article 8, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or in equity to each of the Parties.

9.3 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, and if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, and if not, the next succeeding business day) unless actually received after 4:00 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next succeeding business day.

The address for service of each of the Parties hereto shall be as follows:

(a) if to Profico:

2250, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

Attention: Jeff Lebbert
Fax: (403) 205-3355

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

Attention: Grant A. Zawalsky
Fax: (403) 260-0330

(b) if to Acquiror or AcquisitionCo:

Focus Energy Trust
Suite 3300, 205 – 5th Avenue S.W.
Calgary, AB T2P 2V7

Attention: Derek Evans, President & CEO
Fax: (403) 781-8400

with a copy to:

Macleod Dixon LLP
3700, 400 – 3rd Avenue S.W
Calgary, AB T2P 4H2

Attention: Dan Baxter
Fax: (403) 264-5973

9.4 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

9.5 Limitation on Trustees Liability

The parties hereto acknowledge that FET Resources Ltd. is entering into this Agreement behalf of Acquiror and the obligations of Acquiror hereunder shall not be personally binding upon the Valiant Trust Company or any of the Acquiror Unitholders and that any recourse against Acquiror or any Acquiror Unitholder in any manner in respect of any indebtedness, obligation or liability of Acquiror arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as defined in the Acquiror Trust Indenture).

9.6 Time of the Essence

Time shall be of the essence in this Agreement.

9.7 Entire Agreement

This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties hereto and cancel and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof other than those contained in this Agreement or in the Confidentiality Agreement.

9.8 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do all such other acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

9.9 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

9.10 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.

9.11 Execution in Counterparts

This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument.

9.12 Waiver

No investigations made by or on behalf of any of the Parties, at any time, shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by Profico, Acquiror or AcquisitionCo in or pursuant to this Agreement. No waiver of any condition or other provision, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.13 Privacy Issues.

(a) For the purposes of this Section 9.13, the following definitions shall apply:

(i) "**applicable law**" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) "**applicable privacy laws**" means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) "**authorized authority**" means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality,

regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv) "**Personal Information**" means information about an individual transferred to the Acquiror or AcquisitionCo by Profico.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable Law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Personal Information acquired by the other Party in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

9.14 Enurement and Assignment

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Parties, which consent may be unreasonably withheld, provided, however, that the AcquisitionCo may assign any of or all its rights, interests and obligations under this Agreement to Acquiror or any direct or indirect wholly-owned subsidiary of Acquiror without the prior written consent of Profico, but no such assignment shall relieve the AcquisitionCo of any of its obligations under this Agreement.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

FOCUS ENERGY TRUST, by its administrator, FET Resources Ltd.

Per: (signed) "*Derek Evans*"

Per: (signed) "*William Ostland*"

FET ACQUISITION CORP.

Per: (signed) "*Derek Evans*"

Per: (signed) "*William Ostland*"

PROFICO ENERGY MANAGEMENT LTD.

Per: (signed) "*Clayton Woita*"

Per: (signed) "*Margaret McKenzie*"

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquiror**" means Focus Energy Trust, a trust created under the laws of Alberta;

(c) "**Acquiror Other Assets**" means all of the assets of Acquiror other than FCT Notes and units of FCT held by Acquiror;

(d) "**Acquiror Other Assets Conveyance**" means the transactions whereby Acquiror will convey the Acquiror Other Assets to FLP in consideration of the issuance of FLP A Units;

(e) "**Acquiror Trust Unit**" means a trust unit of Acquiror;

(f) "**Acquiror Unitholders**" means holders from time to time of Acquiror Units;

(g) "**AcquisitionCo**" means FET Acquisition Corp., a corporation incorporated under the laws of Alberta and a wholly-owned subsidiary of the Acquiror;

(h) "**AcquisitionCo Common Shares**" means the common shares in the capital of AcquisitionCo;

(i) "**AcquisitionCo Note Indenture**" means the agreement entered into between AcquisitionCo and Valiant Trust Company, as note trustee, pursuant to which, among others, AcquisitionCo Notes, Series 1 and AcquisitionCo Notes, Series 2 may be issued by AcquisitionCo, as from time to time amended, supplemented or restated;

(j) "**AcquisitionCo Notes, Series 1**" means the interest bearing unsecured subordinated notes of AcquisitionCo issuable under the AcquisitionCo Note Indenture each such note having a principal amount equal to the Trust Unit Fair Market Value;

(k) "**AcquisitionCo Notes, Series 2**" means the interest bearing unsecured subordinated notes of AcquisitionCo issuable under the AcquisitionCo Note Indenture each such note having a principal amount equal to $25.12;

(l) "**AmalgamationCo**" means the corporation formed on the amalgamation of AcquisitionCo and Profico pursuant to the Arrangement;

(m) "**AmalgamationCo Assets**" means all the assets and liabilities of AmalgamationCo to be transferred by AmalgamationCo to the Operating Partnership pursuant to the AmalgamationCo Conveyance;

(n) "**AmalgamationCo Conveyance**" means the transactions whereby AmalgamationCo will convey the AmalgamationCo Assets to the Operating Partnership in consideration for 99% of the Class A

Partnership Units of the Operating Partnership and FCT will contribute cash to the Operating Partnership in consideration for 1% of the Class A Partnership Units of the Operating Partnership and 100% of the Class B Partnership Units of the Operating Partnership;

(o) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the Focus Arrangement and the Spur Arrangement, collectively, made pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(p) "**Arrangement Agreement**" means the amended and restated agreement dated April 23, 2006 among Profico, the Acquiror and AcquisitionCo with respect to the Arrangement and all amendments thereto;

(q) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Focus Arrangement and the Spur Arrangement;

(r) "**business day**" means any day, other than a Saturday, a Sunday and a statutory holiday in Calgary, Alberta;

(s) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Focus Arrangement and the Spur Arrangement;

(t) "**Court**" means the Court of Queen's Bench of Alberta;

(u) "**Depositary**" means Valiant Trust Company or such other trust company as may be designated by AcquisitionCo and Profico;

(v) "**Dissenting Optionholders**" means registered Profico Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

(w) "**Dissent Rights**" means the right of a Profico Shareholder and Profico Optionholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(x) "**Dissenting Securityholders**" means Dissenting Optionholders and Dissenting Shareholders, collectively;

(y) "**Dissenting Shareholders**" means registered Profico Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(z) "**Effective Date**" means the date the Arrangement is effective under the ABCA;

(aa) "**Effective Time**" means the time at which the applicable Articles of Arrangement for the Spur Arrangement and the Focus Arrangement are filed with the Registrar on the Effective Date;

(bb) "**Election Deadline**" means 4:30 p.m. (Calgary time) on the second business day immediately prior to the date of the Meeting or, if the Meeting is adjourned, the adjourned meeting;

(cc) "**Eligible Securityholder**" means a Profico Shareholder, other than AcquisitionCo, that is not a Non-Resident Shareholder, a Tax-Exempt Shareholder or a U.S. Person or a person located in the United States from and as of the Election Deadline to and including the Effective Time;

(dd) "**Filed Letter of Transmittal and Election Form**" means, with respect to any Eligible Securityholder, a duly completed Letter of Transmittal and Election Form deposited (with such Eligible Securityholder's certificate(s) representing the Eligible Securityholder's Profico Shares) with the Depository on or before the Election Deadline;

(ee) "**FCT**" means Focus Commercial Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Acquiror;

(ff) "**FCT Notes**" means the non-interest bearing unsecured subordinated demand notes of FCT;

(gg) "**Final Order**" means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(hh) "**FLP**" means Focus Limited Partnership, a limited partnership established under the laws of Alberta pursuant to the FLP Limited Partnership Agreement;

(ii) "**FLP A Units**" means the Class A limited partnership units of FLP;

(jj) "**FLP B Units**" means the Class B limited partnership units of FLP, which are non-transferable and are exchangeable into Trust Units on a one-for-one basis;

(kk) "**FLP Limited Partnership Agreement**" means the limited partnership agreement to be dated prior to the Effective Date among the General Partner, FCT and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

(ll) "**FLP Special Voting Right**" means the special voting right of the Acquiror issued by the Acquiror and deposited with the Voting and Exchange Trustee which entitles the holders of FLP B Units to such number of votes at meetings of unitholders as equals the number of Acquiror Trust Units issuable from time to time upon the redemption, retraction or exchange of those FLP B Units;

(mm) "**Focus Arrangement**" means the arrangement contemplated by Article 4 hereof and the applicable provisions of Articles 1, 2, 6 and 7;

(nn) "**General Partner**" means FET Management Ltd., a corporation incorporated pursuant to the ABCA, a wholly-owned subsidiary of the Acquiror and the general partner of FLP;

(oo) "**Interim Order**" means the interim order of the Court made under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(pp) "**Letter of Transmittal and Election Form**" means the Letter of Transmittal and Election Forms enclosed with the information circular of Profico pursuant to which Profico Shareholders are required to deliver certificates representing Profico Shares;

(qq) "**Maximum AcquisitionCo Common Shares**" means a maximum of 10,000,000 AcquisitionCo Common Shares which may be received by holders of Profico Shares pursuant to section 4.1;

(rr) "**Meeting**" means the special meeting of holders of Profico Shares and Profico Options to be held to consider the Arrangement, and any adjournment thereof;

(ss) "**Non-Resident Shareholder**" means a Profico Shareholder that is: (i) a person (within the meaning of the Tax Act, but for greater certainty does not include a partnership) who is not a

resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(tt) "**Operating Partnership**" means Focus Operating Partnership, a limited partnership formed under the laws of Alberta;

(uu) "**paid-up capital**" means paid-up capital for the purposes of subsection 89(1) of the Tax Act;

(vv) "**Profico**" means Profico Energy Management Ltd., a corporation incorporated pursuant to the ABCA;

(ww) "**Profico New Common Share**" means a Class B common share of Profico issued under Sections 3.1(d) and (e), with the rights, privileges and restrictions as substantially set forth in Exhibit C hereto;

(xx) "**Profico Notes**" means the interest bearing unsecured subordinated notes of Profico each such note having a principal amount equal to $1.212;

(yy) "**Profico Options**" means the outstanding stock options, whether or not vested, to acquire Profico Shares and "**Profico Optionholders**" means the holders from time to time of Profico Options;

(zz) "**Profico Partnership**" means Profico Energy Partnership, a general partnership formed pursuant to the laws of Alberta;

(aaa) "**Profico Preferred A Shares**" means the Class A Preferred Shares of Profico with the rights, privileges and restrictions as substantially set forth in Exhibit A hereto;

(bbb) "**Profico Preferred B Shares**" means the Class B Preferred Shares of Profico with the rights, privileges and restrictions as substantially set forth in Exhibit B hereto;

(ccc) "**Profico Shares**" means the common shares in the capital of Profico and "**Profico Shareholders**" means the holders from time to time of Profico Shares;

(ddd) "**Registrar**" means the Registrar of Corporations appointed under section 263 of the ABCA;

(eee) "**Share Note**" means the promissory note issued pursuant to section 3.1(j) with a principal amount equal to the aggregate redemption amount of the Profico Preferred B Shares outstanding immediately after the occurrence of the events described in Section 3.1(j);

(fff) "**Spur**" means Spur Resources Ltd., a corporation incorporated under the ABCA;

(ggg) "**Spur Arrangement Warrants**" means common share purchase warrants of Spur, each such Spur Arrangement Warrant entitling the holder to acquire one (1) Spur Share at a price of Cdn. $1.818 for a term of 30 days from the Effective Date;

(hhh) "**Spur Arrangement**" means the arrangement contemplated by Article 3 hereof and the applicable provisions of Articles 1, 2, 5, 6 and 7;

(iii) "**Spur Assets**" means all the assets and liabilities of Profico and the Profico Partnership in Alberta and in southwest and central Saskatchewan as identified in the letter agreement dated April 23, 2006 between Profico and the Acquiror;

(jjj) "**Spur Conveyance**" means the transactions whereby Profico and the Profico Partnership will convey the Spur Assets to Spur in consideration of Spur Note as outlined in the letter agreement dated April 23, 2006 between Profico and the Acquiror;

(kkk) "**Spur Note**" means the unsecured, subordinated promissory note issued by Spur to Profico in satisfaction of the purchase price of the Spur Assets under the Spur Conveyance;

(lll) "**Spur Private Placement**" means the private placement of: (i) 4,950,500 units at a price of Cdn. $1.212, each unit consisting of one (1) Spur Share and one (1) Spur Warrant to certain officers and employees of Spur; and (ii) 6,100,000 Spur Shares at a price of Cdn. $1.818 to certain directors and service providers of Spur;

(mmm) "**Spur Shares**" means common shares of Spur;

(nnn) "**Spur Warrants**" means common share purchase warrants of Spur, each such Spur Warrant entitling the holder to acquire, subject to certain vesting conditions, one and one half (1.5) Spur Share at a price of Cdn. $1.818 per whole Spur Share for a term of three years from the Effective Date;

(ooo) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.l. (5th Supp), as amended, including the regulations promulgated thereunder, as amended from time to time;

(ppp) "**Tax-Exempt Shareholder**" means a Profico Shareholder that is exempt from tax under Part I of the Tax Act;

(qqq) "**Trust Unit Fair Market Value**" means the weighted average trading price of an Acquiror Trust Unit on the Toronto Stock Exchange for the five trading days immediately preceding the Effective Date, provided that if the Trust Units are not then listed on the Toronto Stock Exchange or if in the opinion of the board of directors of the Administrator of the Acquiror, acting reasonably and in good faith, the public distribution or trading activity of Acquiror for that period does not result in a weighted average trading price which reflects the fair market value of the Acquiror Trust Units, then the Trust Unit Fair Market Value shall be determined by the board of directors of Administrator of the Acquiror, in good faith and in its sole discretion;

(rrr) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement entered into on the Effective Date among the Trust, FLP and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

(sss) "**Voting and Exchange Trustee**" means Valiant Trust Company, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 The following exhibits to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement.

Exhibit A – Profico Preferred A Share Provisions
Exhibit B – Profico Preferred B Share Provisions
Exhibit C – Profico New Common Share Provisions

1.7 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 The Spur Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Profico Shares; (ii) the holders of Profico Options; (iii) Profico; (iv) Spur; and (v) Dissenting Securityholders.

2.3 The Focus Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Profico Shares; (ii) the holders of Profico Preferred A Shares; (iii) Profico; (iv) the Acquiror; (v) AcquisitionCo; (vi) FCT; (vii) FLP; (viii) the General Partner; and (x) the Operating Partnership.

2.4 Articles of Arrangement for the Spur Arrangement shall be filed and, immediately after the issuance of the Certificate for the Spur Arrangement, Articles of Arrangement for the Focus Arrangement shall be filed. The Certificates issued in respect of the Spur Arrangement and the Focus Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein and immediately thereafter that each of the provisions of Article 4 has become effective in the sequence and at the times set out therein.

ARTICLE 3
SPUR ARRANGEMENT

3.1 Commencing at the Effective Time of the Spur Arrangement, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) the Profico Shares and Profico Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Profico (free of any claims) and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Profico other than the right to be paid the fair value of their Profico Shares or Profico Options in accordance with Article 5;

(b) the Spur Conveyance shall become effective and Spur shall deliver the Spur Note to Profico in satisfaction of the purchase price, subject to the post closing adjustments contemplated by the Spur Conveyance;

(c) Spur shall complete the Spur Private Placement;

(d) the Profico New Common Shares, the Profico Preferred A Shares and the Profico Preferred B Shares shall be created as new classes of shares of Profico and each Profico Share held by a Profico Shareholder that is not a Non-Resident Shareholder will be exchanged pursuant to a

reorganization of the capital of Profico for one (1) Profico New Common Share and one (1) Profico Preferred A Share and the stated capital of each:

(i) Profico Preferred A Share shall be set at the paid-up capital of each Profico Share exchanged less the Profico New Common Share Stated Value; and

(ii) Profico New Common Share shall initially be set at $1.212 (the "Profico New Common Share Stated Value"); and

such Profico Shares surrendered on exchange shall be cancelled;

(e) each Profico Share held by a Non-Resident Shareholder will be exchanged pursuant to a reorganization of the capital of Profico for one (1) Profico Preferred A Share and one (1) Profico Note and each Profico Share held by such Non-Resident Shareholders shall be cancelled;

(f) all unexercised Profico Options will be cancelled and the Profico Optionholders thereof shall be entitled to receive from Profico:

(i) one (1) Profico New Common Share; and

(ii) that fraction of a Profico Preferred A Share calculated using the following formula:

$$= \frac{\$155.00 - \text{Exercise Price of the Profico Option} - 1.212}{\$155.00 - 1.212}$$

for each Profico Option;

(g) each Profico New Common Share will be transferred to Spur in exchange for one (1.0) Spur Share and the one Spur Share held by Profico shall be cancelled and Spur shall pay Profico the sum of $1.212 in consideration of such cancellation;

(h) Spur Arrangement Warrants will be granted to each holder of Spur Shares on the basis of one (1.0) Spur Arrangement Warrant for each one (1.0) Spur Share held;

(i) each Profico New Common Share will be exchanged for one (1.0) Profico Preferred B Share and such Profico New Common Shares exchanged shall be cancelled;

(j) each Profico Preferred B Share will be transferred by Spur to Profico in exchange for the Share Note and such Profico Preferred B Shares exchanged shall be cancelled;

(k) each Profico Note shall be exchanged with Spur for one (1.0) Spur Share and one (1.0) Spur Arrangement Warrant;

(l) that portion of the Spur Note payable to the Profico Partnership shall be transferred by the Profico Partnership to Profico in exchange for a non-interest bearing unsecured demand promissory note of Profico payable to the Profico Partnership of like amount;

(m) that portion of the Spur Note equal to the principal amount of the Share Note and the Profico Note shall be transferred by Profico to Spur in exchange for the Share Note and Profico Note held by Spur;

(n) Spur shall settle the remaining unpaid principal amount of the Spur Note by delivering to Profico a payment in cash and shall pay in cash the estimated post closing adjustments under the Spur Conveyance; and

(o) the stated capital account of the Spur Shares shall be reduced by the amount of the deficit as shown on the balance sheet of Spur as at the Effective Time without the payment of any consideration.

3.2 The parties shall make the appropriate entries into their securities registers to reflect the matters referred to under section 3.1.

ARTICLE 4
FOCUS ARRANGEMENT

4.1 Commencing at the Effective Time of the Focus Arrangement, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) subject to section 4.5, Profico Preferred A Shares held by Non-Resident Shareholders shall be transferred to, and acquired by, AcquisitionCo free and clear of all liens, claims and encumbrances on the basis that each such Profico Preferred A Share shall be exchanged with AcquisitionCo for:

(i) 5.17 AcquisitionCo Notes, Series 1; and

(ii) one (1) AcquisitionCo Note, Series 2;

for each Profico Preferred A Share;

(b) the Acquiror shall issue to FCT that number of Acquiror Trust Units to be exchanged by FLP pursuant to section 4.1(h) below in exchange for the issue to the Acquiror by FCT of that principal amount of FCT Notes equal to the product of: (i) that number of Acquiror Trust Units issued multiplied by; (ii) the Trust Unit Fair Market Value;

(c) FCT shall transfer to FLP the Acquiror Trust Units received by FCT in the immediately preceding step in exchange for the issue to FCT of FLP A Units on the basis of one FLP A Unit for each Acquiror Trust Unit received by FLP;

(d) subject to sections 4.3 and 4.4, Profico Preferred A Shares held by each Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Profico Preferred A Shares shall be transferred to, and acquired by, AcquisitionCo free and clear of all liens, claims and encumbrances in exchange for the issue to the Eligible Securityholder by AcquisitionCo of:

(i) either:

(A) 5.17 AcquisitionCo Common Shares; or

(B) 5.17 AcquisitionCo Notes, Series 1; and

(ii) one (1) AcquisitionCo Note, Series 2,

for each Profico Preferred A Share held;

(e) the Acquiror Other Assets Conveyance shall become effective;

(f) Profico Preferred A Shares in respect of which section 4.1(d) above does not apply shall be transferred to, and acquired by, AcquisitionCo free and clear of all liens, claims and encumbrances on the basis that each such Profico Preferred A Share shall be exchanged with AcquisitionCo for:

(i) 5.17 AcquisitionCo Notes, Series 1; and

(ii) one (1) AcquisitionCo Note, Series 2,

for each Profico Preferred A Share;

(g) each AcquisitionCo Common Share (other than the AcquisitionCo Common Shares held by the Acquiror) shall be exchanged with FLP for the issuance of one (1.0) FLP B Unit for each AcquisitionCo Common Share and each AcquisitionCo Common Share held by the Acquiror shall be exchanged with FLP for a cash payment to the Acquiror of an amount equal to the Trust Unit Fair Market Value multiplied by the number of AcquisitionCo Common Shares held by the Acquiror;

(h) each AcquisitionCo Note, Series 1 shall be exchanged with FLP for one (1.0) Acquiror Trust Unit;

(i) the Acquiror shall issue the FLP Special Voting Right;

(j) AcquisitionCo and Profico shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i) the stated capital of all of the shares of AcquisitionCo and Profico shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

(ii) the articles of Amalgamation shall be the same as the articles of AcquisitionCo and the name of AmalgamationCo shall be "FET SaskGas Ltd.";

(iii) the shares of Profico shall be cancelled without any repayment of capital;

(iv) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi) any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii) any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii) a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

(xi) the first directors of AmalgamationCo shall be the directors of AcquisitionCo;

(xii) the first officers of AmalgamationCo shall be the officers of AcquisitionCo; and

(xiii) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo;

(k) the AmalgamationCo Conveyance shall become effective and the Operating Partnership shall deliver Class A Partnership Units of the Operating Partnership to AmalgamationCo in satisfaction of the purchase price subject to the post closing adjustments contemplated by the AmalgamationCo Conveyance and the Operating Partnership shall deliver Class A Partnership Units of the Operating Partnership and the Class B Partnership Units of the Operating Partnership to FLP for the cash consideration contemplated by the Amalgamation Co Conveyance;

(l) Operating Partnership shall loan to AmalgamationCo the balance of the funds necessary to enable AmalgamationCo to satisfy its obligations under section 4.1(m) and such loan will be evidenced by an interest bearing unsecured promissory note of Operating Partnership; and

(m) AmalgamationCo shall settle all of the AcquisitionCo Note, Series 2 by delivering the full principal amount to Valiant Trust Company, as the trustee under the AcquisitionCo Note Trust Indenture, for payment to the holders of such notes.

4.2 The parties shall make the appropriate entries into their securities registers to reflect the matters referred to under section 4.1.

4.3 Subject to section 4.4, with respect to the election required to be made by a former holder of Profico Shares pursuant to section 4.1(d):

(a) each of such holders of Profico Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's Profico Shares; and

(b) any former holder of Profico Shares who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of section 4.3(a) and the Letter of Transmittal and Election Form or to elect to exchange Profico Preferred A Shares as contemplated by section 4.1(d), shall be deemed to have elected to receive only the consideration to be received under section 4.1(f).

4.4 For greater certainty, with respect to any election required to be made by a holder of Profico Preferred A Shares pursuant to section 4.1(d), such holder may elect to receive either AcquisitionCo Common Shares or AcquisitionCo Notes, Series 1 or a combination thereof in exchange for the aggregate number of Profico Preferred A Shares in respect of which such an election is made provided, however, each individual Profico Preferred A Share may only be exchanged for either AcquisitionCo Common Shares or AcquisitionCo Notes, Series 1. In the event that the aggregate number of AcquisitionCo Common Shares that would, but for this section 4.4, be issued to holders of Profico Preferred A Shares pursuant to section 4.1(d), exceed the Maximum AcquisitionCo Common Shares, then:

(a) the number of AcquisitionCo Common Shares to be issued to any holder, subject to rounding, shall be determined by multiplying the total number of AcquisitionCo Common Shares elected to be received by such holder by a fraction, the numerator of which is the Maximum AcquisitionCo Common Shares and the denominator of which is the aggregate number of AcquisitionCo Common Shares elected to be received by all Eligible Security holders; and

(b) the number of AcquisitionCo Notes, Series 1 to be issued to any holder, subject to rounding, shall be determined by multiplying 5.17 AcquisitionCo Notes, Series 1 by the number of Profico Preferred A Shares of such holder which such holder has not exchanged for AcquisitionCo Common Shares.

4.5 If any Profico Shareholder has not given the representation and warranty contained in the Letter of Transmittal that such holder is not a Non-Resident Shareholder, then such Profico Shareholder shall be deemed to be a Non-Resident Shareholder for the purposes of section 3.1 and AcquisitionCo or Profico, as the case may be, shall withhold twenty-five (25%) percent of the fair market value of the consideration to be given to such holder, unless either (i) a certificate is provided to AcquisitionCo or Profico, as the case may be, by the Profico Shareholder on or before the Effective Date, which certificate has been issued pursuant to Section 116(4) of the Tax Act, in which case AcquisitionCo or Profico, as the case may be, shall withhold twenty-five (25%) percent of the fair market value of the consideration to be given to such holder in excess of the certificate limit of such certificate, or (ii) a letter, certificate or other documentary evidence is provided to AcquisitionCo or Profico, as the case may be, by the Profico Shareholder and AcquisitionCo or Profico, as the case may be, is satisfied, acting reasonably, that such letter, certificate or other documentary evidence confirms that such holder is not a Non-Resident Shareholder (the "Residency Confirmation"). Any amounts withheld shall be held in trust and such amounts shall be remitted to the Canada Revenue Agency (the "CRA") on the 30th day of the month following the month in which the Effective Date occurs (or such later date as the CRA advises AcquisitionCo or Profico, as the case may be, and the applicable Profico Shareholder) if AcquisitionCo or Profico, as the case may be, has not received either a Residency Confirmation or a certificate issued pursuant to Section 116(4) of the Tax Act prior to such business day. If, prior to such business day, AcquisitionCo or Profico, as the case may be, receives either a Residency Confirmation or certificate with a certificate limit not less than the fair market value of the consideration (valued as at the Effective Date) to be given to the Profico Shareholder, such amounts, less any applicable withholding tax, shall be released to the Profico Shareholder. Withholdings made by AcquisitionCo or Profico pursuant to this section 4.5 shall be calculated on the basis of the aggregate fair market value of the consideration payable to the Profico Shareholder and the amount shall be deducted from the AcquisitionCo Notes, Series 2 payable to such shareholder in first instance with the balance, if any, being withheld in respect of the AcquisitionCo Notes, Series 1 payable to such shareholder. AcquisitionCo or Profico, in their sole discretion, shall be entitled to sell for cash all or any portion of the consideration, or properties received in substitution therefor, withheld from a Profico Shareholder, and the entitlement of the shareholder to any such withheld amounts shall be limited to the net cash proceeds received in respect of such liquidation.

4.6 A holder who (i) has exchanged Profico Preferred A Shares under section 4.1(d), AcquistionCo Common Shares under section 4.1(g) or Profico New Common Shares under section 3.1(g) of the Arrangement; and (ii) is not a Non-Resident; shall be entitled to make an income tax election, pursuant to Subsection 97(1) and 97(2) or 85(1) and 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange by the holder of Profico Preferred A Shares, AcquistionCo Common Shares or Profico New Common Shares by providing two signed copies of the necessary election forms to AmalgamationCo within 90 days following the Effective Date, duly completed with the details of the number and type of securities transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of securities within 30 days after the receipt thereof by AmalgamationCo for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). AmalgamationCo will not be responsible for the proper completion and filing of any election form and, except for the obligation of AmalgamationCo to so sign and return election forms which are received by AmalgamationCo within 90 days of the Effective Date, AmalgamationCo will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of AmalgamationCo to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, AmalgamationCo may choose to sign and return an election form received by it more than 90 days following the Effective Date, but AmalgamationCo will have no obligation to do so.

ARTICLE 5
DISSENTING SECURITYHOLDERS

5.1 Each registered holder of Profico Shares and each registered holder of Profico Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Profico Shares or Profico Options, as the case may be, and shall only be entitled to be paid the fair value of the holder's Profico

Shares or Profico Options, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Profico Shares or Profico Options, as applicable, shall be deemed to have transferred the holder's Profico Shares or Profico Options to Profico for cancellation at the Effective Time, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Profico Shares or Profico Options shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Profico Shares or Profico Options, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Profico Shares or Profico Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Profico Shares and Options at the Meeting; but in no event shall Profico or AcquisitionCo be required to recognize such Dissenting Securityholder as shareholders or optionholders of Profico or AcquisitionCo after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

6.1 From and after the Effective Time, certificates formerly representing Profico Shares shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to sections 3.1 and 4.1, to receive the fair value of the Profico Shares represented by such certificates.

6.2 From and after the Effective Time, the option agreements providing for the Profico Options shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Optionholders, other than those Dissenting Optionholders deemed to have participated in the Arrangement pursuant to section 3.1, to receive the fair value of the Profico Options represented by such option agreements.

6.3 AmalgamationCo shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Profico Shares acquired by AcquisitionCo under the Arrangement of a duly completed Letter of Transmittal and the certificates representing such Profico Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the security consideration and cash consideration to be issued to such holders under the Arrangement.

6.4 AmalgamationCo shall, as soon as practicable following the Effective Time, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to a Profico Optionholder at the address set forth in the records of Profico; or

(b) if requested by such Profico Optionholder in writing, make available or cause to be made available at the offices of Profico for pickup by such Profico Optionholder,

certificates representing the security consideration and cash consideration to be issued to such holders under the Arrangement.

6.5 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Profico Shares that were exchanged pursuant to sections 3.1 or 4.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of AmalgamationCo and Spur and their respective transfer agents, which bond is in form and substance satisfactory to each of AmalgamationCo and Spur or shall otherwise indemnify AmalgamationCo and Spur and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

6.6 Any certificate formerly representing Profico Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Profico Shares to receive the security consideration and cash consideration to be issued to such holders under the Arrangement.

6.7 No certificates representing fractional Acquiror Trust Units, FLP B Units, Spur Shares or Spur Arrangement Warrants shall be issued. In lieu of any fractional Acquiror Trust Unit, FLP B Unit, Spur Share or Spur Arrangement Warrant, each registered Profico Shareholder or Profico Optionholder, as the case may be, otherwise entitled to a fractional interest in an Acquiror Trust Unit, FLP B Unit, Spur Share or Spur Arrangement Warrant will receive the nearest whole number of Acquiror Trust Units, FLP B Units, Spur Shares or Spur Arrangement Warrants.

ARTICLE 7
AMENDMENTS

7.1 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Profico, Spur, Acquiror or AcquisitionCo at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

7.2 Any amendment, modification or supplement to this Plan of Arrangement shall be effective only if it is consented to by each of Profico, Spur, Acquiror and AcquisitionCo.

EXHIBIT A
PROFICO PREFERRED A SHARE PROVISIONS

The unlimited number of Class A preferred shares ("Profico Preferred A Shares") of Profico Energy Management Ltd. (the "Corporation") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. ***Stated Capital***

The stated capital of each Profico Preferred A Share shall initially be set at the paid-up capital of each Profico Share determined immediately prior to the Effective Date less the Profico New Common Share Stated Value, subject to adjustment based on the final determination of the Profico New Common Share Stated Value.

2. ***Notice and Voting***

The holders of the Profico Preferred A Shares shall be entitled to receive notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Profico Preferred A Shares as such).

3. ***Dividends***

The holders of the Profico Preferred A Shares shall be entitled to rank ahead of holders of the Profico Common Shares and Profico New Common Shares as to dividends and shall rank *pari passu* with the holders of Profico Preferred B Shares as to dividends. The holders of Profico Preferred A Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Profico Preferred A Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Profico Preferred A Shares in respect of dividends.

4. ***Liquidation***

The holders of Profico Preferred A Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Profico Preferred A Shares in respect of return of capital on dissolution, to share rateably, together with the holders of Profico Preferred B Shares and of shares of any other class of shares of the Corporation ranking equally with the Profico Preferred A Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution up to the amount of the Redemption Price (as defined below) of the Profico Preferred A Shares in priority to the Profico Shares and Profico New Common Shares. The Profico Preferred A Shares shall not be entitled to share any further in the distribution of property or assets of the Corporation.

5. ***Redemption***

(a) Subject to applicable law, the Corporation shall have the right to redeem, at any time all, or from time to time any part of, the then outstanding Profico Preferred A Shares at a price per share equal to $153.788 (the "Redemption Value"), together with all accrued and unpaid dividends thereon up to the date fixed for redemption (the whole amount being herein referred to as the "Redemption Price").

(b) In case only a part of the then outstanding Profico Preferred A Shares is at any time to be redeemed, the shares so to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Profico Preferred A Shares or in such other manner as the board of directors of the Corporation deems reasonable.

(c) On any redemption of Profico Preferred A Shares under this section 5, the Corporation shall, subject to the unanimous waiver of notice by the registered holders thereof or if otherwise provided pursuant to a plan of arrangement ("Arrangement") pursuant to the *Business Corporations Act* (Alberta), give at least 21 days before the date fixed for redemption (the "Redemption Date"), a notice in writing of the intention of the Corporation to redeem Profico Preferred A Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of Profico Preferred A Shares to be redeemed. The Redemption Notice shall set out the calculation of the Redemption Price, the Redemption Date and, unless all the Profico Preferred A Shares held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to be redeemed. If the redemption is pursuant to an Arrangement, no Redemption Notice shall be required and such redemption shall be pursuant to the terms of such Arrangement.

(d) The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; (ii) by way of a promissory note; or (iii) by such other reasonable means as the Corporation deems desirable. The mailing of such cheque or promissory note from the Corporation's registered office, or the payment by such other reasonable means as the Corporation deems desirable, on or before the Redemption Date shall be deemed to be payment of the Redemption Price represented thereby on the Redemption Date unless the cheque or note is not paid upon presentation or payment by such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of Profico Preferred A Shares only upon presentation and surrender at the registered office of the Corporation or at any other place or places in Alberta designated by the Redemption Notice of the certificate or certificates for such Profico Preferred A Shares to be redeemed.

(e) If a part only of the Profico Preferred A Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(f) At any time after the Redemption Notice is given, the Corporation shall have the right to deposit the Redemption Price of any or all Profico Preferred A Shares to be redeemed with any chartered bank or banks or with any trust company or trust companies in Alberta named for such purpose in the Redemption Notice to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the Redemption Date, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

(g) From and after the Redemption Date, the Profico Preferred A Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation, in which event the rights of such holders shall remain unaffected until the Redemption Price has been paid in full.

(h) Profico Preferred A Shares which are redeemed or deemed to be redeemed in accordance with this section 5 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

(i) Subject to applicable law, the holders of the Profico Preferred A Shares shall be entitled to require the Corporation to redeem or purchase at any time all or any of the Profico Preferred A Shares registered in the name of such holder on the books of the Corporation by tendering to the Corporation at its registered office the share certificate or certificates representing the Profico

Preferred A Shares which the registered holder desires to have the Corporation redeem or purchase, together with the request in writing specifying that the registered holder desires to have the said Profico Preferred A Shares represented by such certificate or certificates redeemed or purchased by the Corporation, and stating the business day (hereinafter called the "Holder Redemption Date") on which the holder desires to have the Corporation redeem or purchase such shares. Upon receipt of a share certificate or certificates representing the Profico Preferred A Shares which the registered holder desires to have the Corporation redeem or purchase, together with such a request, the Corporation shall, on the Holder Redemption Date, redeem or purchase such Profico Preferred A Shares by paying to the registered holder an amount equivalent to the Redemption Price, less any tax required to be withheld by the Corporation. Such payment (net of applicable withholdings) shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. The said Profico Preferred A Shares shall be redeemed or purchased on the Holder Redemption Date and from and after that date such shares shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of the holders of Profico Preferred A Shares in respect thereof unless payment of the Redemption Price is not paid on the Holder Redemption Date in which event the rights of the holders of the said Profico Preferred A Shares shall remain unaffected. If a part only of the Profico Preferred A Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

EXHIBIT B
PROFICO PREFERRED B SHARE PROVISIONS

The unlimited number of Class B preferred shares ("Profico Preferred B Shares") of Profico Energy Management Ltd. (the "Corporation") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. ***Stated Capital***

The stated capital of each Profico Preferred B Share shall initially be set at the initial Profico New Common Share Stated Value (the "Class B Preferred Share Stated Value"), subject to adjustment on the final determination of the Profico New Common Share Stated Value.

2. ***Notice and Voting***

The holders of the Profico Preferred B Shares shall be entitled to receive notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Profico Preferred B Shares as such).

3. ***Dividends***

The holders of the Profico Preferred B Shares shall be entitled to rank ahead of the holders of the Profico Common Shares and Profico New Common Shares as to dividends and shall rank *pari passu* with the holders of Profico Preferred A Shares as to dividends. The holders of Profico Preferred B Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Profico Preferred B Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Profico Preferred B Shares in respect of dividends.

4. ***Liquidation***

The holders of Profico Preferred B Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Profico Preferred B Shares in respect of return of capital on dissolution, to share rateably, together with the holders of Profico Preferred A Shares and of shares of any other class of shares of the Corporation ranking equally with the Profico Preferred B Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution up to the amount of the Redemption Price (as defined below) of the Profico Preferred B Shares in priority to the Profico Shares and Profico New Common Shares. The Profico Preferred B Shares shall not be entitled to share any further in the distribution of property or assets of the Corporation.

5. ***Redemption***

(a) Subject to applicable law, the Corporation shall have the right to redeem, at any time all, or from time to time any part of, the then outstanding Profico Preferred B Shares at a price per share equal to the Class B Preferred Share Stated Value (the "Redemption Value"), together with all accrued and unpaid dividends thereon up to the date fixed for redemption (the whole amount being herein referred to as the "Redemption Price").

(b) In case only a part of the then outstanding Profico Preferred B Shares is at any time to be redeemed, the shares so to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Profico Preferred B Shares or in such other manner as the board of directors of the Corporation deems reasonable.

(c) On any redemption of Profico Preferred B Shares under this section 5, the Corporation shall, subject to the unanimous waiver of notice by the registered holders thereof or if otherwise provided pursuant to a plan of arrangement ("Arrangement") pursuant to the *Business Corporations Act* (Alberta), give at least 21 days before the date fixed for redemption (the "Redemption Date"), a notice in writing of the intention of the Corporation to redeem Profico Preferred B Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of Profico Preferred B Shares to be redeemed. The Redemption Notice shall set out the calculation of the Redemption Price, the Redemption Date and, unless all the Profico Preferred B Shares held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to be redeemed. If the redemption is pursuant to an Arrangement, no Redemption Notice shall be required and such redemption shall be pursuant to the terms of such Arrangement.

(d) The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; (ii) by way of a promissory note; or (iii) by such other reasonable means as the Corporation deems desirable. The mailing of such cheque or promissory note from the Corporation's registered office, or the payment by such other reasonable means as the Corporation deems desirable, on or before the Redemption Date shall be deemed to be payment of the Redemption Price represented thereby on the Redemption Date unless the cheque or note is not paid upon presentation or payment by such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of Profico Preferred B Shares only upon presentation and surrender at the registered office of the Corporation or at any other place or places in Alberta designated by the Redemption Notice of the certificate or certificates for such Profico Preferred B Shares to be redeemed.

(e) If a part only of the Profico Preferred B Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(f) At any time after the Redemption Notice is given, the Corporation shall have the right to deposit the Redemption Price of any or all Profico Preferred B Shares to be redeemed with any chartered bank or banks or with any trust company or trust companies in Alberta named for such purpose in the Redemption Notice to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the Redemption Date, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

(g) From and after the Redemption Date, the Profico Preferred B Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation, in which event the rights of such holders shall remain unaffected until the Redemption Price has been paid in full.

(h) Profico Preferred B Shares which are redeemed or deemed to be redeemed in accordance with this section 5 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

(i) Subject to applicable law, the holders of the Profico Preferred B Shares shall be entitled to require the Corporation to redeem or purchase at any time all or any of the Profico Preferred B Shares registered in the name of such holder on the books of the Corporation by tendering to the Corporation at its registered office the share certificate or certificates representing the Profico

Preferred B Shares which the registered holder desires to have the Corporation redeem or purchase, together with the request in writing specifying that the registered holder desires to have the said Profico Preferred B Shares represented by such certificate or certificates redeemed or purchased by the Corporation, and stating the business day (hereinafter called the "Holder Redemption Date") on which the holder desires to have the Corporation redeem or purchase such shares. Upon receipt of a share certificate or certificates representing the Profico Preferred B Shares which the registered holder desires to have the Corporation redeem or purchase, together with such a request, the Corporation shall, on the Holder Redemption Date, redeem or purchase such Profico Preferred B Shares by paying to the registered holder an amount equivalent to the Redemption Price, less any tax required to be withheld by the Corporation. Such payment (net of applicable withholdings) shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. The said Profico Preferred B Shares shall be redeemed or purchased on the Holder Redemption Date and from and after that date such shares shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of the holders of Profico Preferred B Shares in respect thereof unless payment of the Redemption Price is not paid on the Holder Redemption Date in which event the rights of the holders of the said Profico Preferred B Shares shall remain unaffected. If a part only of the Profico Preferred B Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

EXHIBIT C
PROFICO NEW COMMON SHARE PROVISIONS

The unlimited number of Class B common shares ("Profico New Common Shares") of Profico Energy Management Ltd. (the "Corporation") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. ***Stated Capital***

The initial stated capital of each Profico New Common Share shall be set at $1.212 (the "Profico New Common Share Stated Value"). The Profico New Common Share Stated Value shall be adjusted, if necessary, to the amount obtained (expressed as a dollar figure) when the net asset value of Spur on the Effective Date is divided by the number of Profico Common Shares outstanding on Effective Date.

2. ***Notice and Voting***

The holders of Profico New Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Profico New Common Shares as such).

3. ***Dividends***

The holders of Profico New Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Profico New Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to the Profico Preferred A Shares and the Profico Preferred B Shares and to all shares of other classes of shares of the Corporation ranking in priority to the Profico New Common Shares in respect of dividends.

4. ***Liquidation***

The holders of Profico New Common Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to the Profico Preferred A Shares and Profico Preferred B Shares, to share rateably, together with the holders of Profico Shares and of shares of any other class of shares of the Corporation ranking equally with the Profico New Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

APPENDIX E

FOCUS FAIRNESS OPINION

Scotia Capital Inc.
2000, 700 – 2nd Street SW
Calgary, Alberta
Canada T2P 2W1

Scotia Capital

May 24, 2006

The Special Committee of the Board of Directors
FET Resources Ltd.
Suite 3250, 205 – 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

To the Special Committee of the Board of Directors:

Scotia Capital Inc. ("Scotia Capital") understands that Focus Energy Trust ("Focus"), FET Acquisition Corp. ("AcquisitionCo") and Profico Energy Management Ltd. ("Profico") have entered into an agreement dated May 24, 2006 (the "Amended and Restated Arrangement Agreement") providing for the combination of Focus and Profico by way of a Plan of Arrangement (the "Arrangement") in accordance with the Business Corporations Act (Alberta). Pursuant to the Arrangement, Profico will vend its Central and Northwest Saskatchewan assets to a third party and proceeds of such sale will be distributed to Profico shareholders. In addition, certain of Profico's oil and gas producing assets and undeveloped lands will be restructured as a new oil and gas company. Focus will then acquire Profico, containing the remaining assets in the Shackleton area and in Southwest Saskatchewan, for consideration of 41,000,000 trust units of Focus and approximately $92,800,000 in cash plus the assumption of approximately $87,200,000 of net debt of Profico.

The terms and conditions of the Arrangement will be more fully described in the joint information circular and proxy statement prepared by Focus and Profico and certain related documents (the "Joint Information Circular"), all of which will be mailed to Focus unitholders as well as Profico securityholders in connection with the special meetings of Focus and Profico to be held in Calgary, Alberta in June 2006 (the "Special Meetings").

Engagement of Scotia Capital

Focus formally engaged Scotia Capital through an agreement dated April 4, 2006 (the "Engagement Agreement"). Focus has retained Scotia Capital, among other things, to provide financial advisory services with respect to the Arrangement and has asked Scotia Capital to prepare and deliver to the Special Committee of the Board of Directors of FET Resources Ltd. ("FET Resources") (the "Special Committee") an opinion as to the fairness, from a financial point of view, to Focus unitholders of the consideration to be paid by Focus to the Profico securityholders in connection with the Arrangement. Scotia Capital has not been engaged to prepare, and has not prepared, a formal valuation of Profico or Focus or any of their securities or assets and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as is considered necessary in the circumstances.

The terms of the Engagement Agreement provide that Scotia Capital is to be paid fees for its services as financial advisor, including fees that are contingent on the completion of the

Arrangement. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Focus in certain circumstances.

Credentials of Scotia Capital

Scotia Capital is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies, income funds and royalty trusts and has extensive experience in preparing fairness opinions.

The Opinion expressed herein is the opinion of Scotia Capital as a firm. The form and content herein has been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture and fairness opinion matters.

Role of Scotia Capital

Scotia Capital is not an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Alberta)) of Focus or any of its associates or affiliates. The Bank of Nova Scotia ("BNS"), the parent company of Scotia Capital, is a lender to Focus and provides banking services which may include acting as counterparty to Focus on interest rate and/or currency hedging transactions from time to time in the normal course of business. Scotia Capital has not been engaged to provide financial advisory services to Focus in respect of other matters within the past 24 months. Scotia Capital has not acted as an underwriter for any offerings of securities for Focus in the past 24 months.

Scotia Capital is not an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Alberta)) of Profico or any of its associates or affiliates. BNS is neither a lender nor a provider of any banking services to Profico. Scotia Capital has not acted as an underwriter in any offerings of securities for Profico within the past 24 months. Scotia Capital has not been engaged to provide any financial advisory services to Profico within the past 24 months.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere, and, as such, it and BNS, may have had and may have positions in the securities of Focus, Profico or any of their associates and affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Focus, Profico and the Arrangement.

Scope of Review

In preparing the Opinion, Scotia Capital has reviewed and relied upon, among other things:

a) the Amended and Restated Arrangement Agreement, dated May 24, 2006, executed between Focus, AcquisitionCo and Profico, regarding the proposed Arrangement;

b) audited financial statements of each of Focus for each of the three years ended December 31, 2003, 2004 and 2005;

c) annual reports of Focus for each of the three years ended December 31, 2003, 2004 and 2005;

d) the quarterly report and unaudited financial statements of Focus for the quarter ended March 31, 2006;

e) audited financial statements for Profico for the year ended December 31, 2005;

f) annual report of Profico for year ended December 31, 2005;

g) management proxy circulars for Focus for the years ended December 31, 2004 and 2005;

h) annual information forms for Focus for the years ended December 31, 2004 and 2005;

i) a Confidential Information Memorandum for Profico Energy Management Ltd. prepared by Tristone Capital Partners dated January 2006;

j) a financial and operating forecast of Focus provided by Focus management;

k) a financial and operating forecast of Profico provided by Focus management;

l) a reserve report, effective December 31, 2005, prepared by Paddock Lindstrom & Associates, an independent oil and gas reservoir engineering firm, regarding a portion of Focus' oil and gas assets;

m) a reserve report, effective December 31, 2005, prepared by McDaniel & Associates, an independent oil and gas reservoir engineering firm, regarding a portion of Focus' oil and gas assets;

n) a reserve report, effective December 31, 2005, prepared by GLJ Petroleum Consultants Ltd. an independent oil and gas reservoir engineering firm, regarding Profico's oil and gas assets;

o) a schedule of Focus' and Profico's current hedging contracts as provided by Focus' management;

p) a schedule of Focus' undeveloped land holdings as of December 31, 2005 as in the Annual Information Form;

q) a schedule of Profico's undeveloped land holdings as of December 31, 2005 as listed in the Confidential Information Memorandum prepared by Tristone Capital Partners dated January 2006;

r) other financial and operating information with respect to Focus obtained from Focus' management;

s) other financial and operating information with respect to Profico obtained from Focus' management;

t) current oil and gas price forecasts of independent reservoir engineering firms;

u) current prices of oil and gas futures contracts;

v) discussions with senior management of each of Focus and Profico;

w) discussions with the legal counsel of Focus;

x) due diligence meetings with the senior management of each of Focus and Profico;

y) representations contained in certificates addressed to Scotia Capital, as of the date hereof, from senior officers of Focus as to the completeness, accuracy and fair presentation of information with respect to Focus and its associates and affiliates upon which the Opinion is based;

z) representations contained in certificates addressed to Scotia Capital, as of the date hereof, from senior officers of Profico as to the completeness, accuracy and fair presentation of information with respect to Profico and its associates and affiliates upon which the Opinion is based;

aa) public information relating to the business, operations, financial performance and unit trading history of Focus and other selected public royalty trusts considered by us to be relevant;

bb) public information with respect to other transactions of a comparable nature considered by us to be relevant;

cc) public information regarding the oil and gas industry; and

dd) such other corporate, oil and gas royalty trust, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by Focus, FET Resources or Profico to any information requested by Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, Focus, Profico and their associates and affiliates and advisors or otherwise (collectively, the "Information") and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as described herein, Scotia Capital has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the financial forecasts and budgets provided to Scotia Capital and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Focus and Profico, as the case may be, as to the matters covered thereby and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

Senior management of FET Resources on behalf of Focus, has represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (i) with the exception of forecasts, projections or estimates referred to in (iii) below, the Information (as defined above) provided orally by, or in the presence of, a representative of Focus or in writing by Focus or any of its associates or affiliates or their respective agents to Scotia Capital relating to Focus or any of its associates or affiliates for the purpose of preparing the Opinion or publicly disseminated was, at the date that the Information was provided to Scotia Capital or publicly disseminated, and continues to be, except as has been disclosed in writing to Scotia Capital or as publicly disclosed, complete, true and correct in all material respects and did not, and does not, contain any untrue statement of a material fact in respect of Focus or any of its associates or affiliates, and did not, and does not, omit to state a fact in respect of Focus or any of its associates or affiliates necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to Scotia Capital or publicly disseminated, except as disclosed in writing to Scotia Capital, or as publicly disclosed, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Focus or any of its associates or affiliates and no material change has occurred in the Information or any part thereof; and that (iii) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Focus, are (or were at the time of preparation) reasonable in the circumstances reflecting the best currently available estimates and judgments of management as to the matters covered thereby.

Senior management of Profico has represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (i) with the exception of forecasts, projections or estimates referred to in (iii) below, the Information (as defined above) provided orally by, or in the presence of, a representative of Profico or in writing by Profico or any of its associates or affiliates or their respective agents to Focus relating to Profico or any of its associates or affiliates for the purpose of preparing the Opinion or publicly disseminated was, at the date that the Information was provided to Focus or publicly disseminated, and continues to be, except as has been disclosed in writing to Focus or as publicly disclosed, complete, true and correct in all material respects and did not, and does not, contain any untrue statement of a material fact in respect of Profico or any of its associates or affiliates, and did not, and does not, omit to state a fact in respect of Profico or any of its associates or affiliates necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to Focus or publicly disseminated, except as disclosed in writing to Focus, or as publicly disclosed, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Profico or any of its associates or affiliates and no material change has occurred in the Information or any part thereof; and that (iii) any portions of the Information provided to Focus which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Profico, are (or were at the time of preparation) reasonable in the circumstances reflecting the best currently available estimates and judgments of management as to the matters covered thereby.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Focus, Profico and their respective associates and affiliates, as they were reflected in the Information and as they were represented to Scotia Capital in discussions with

management of Focus and Profico. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Amended and Restated Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Amended and Restated Arrangement Agreement and that Focus and AcquisitionCo will be entitled to fully enforce their rights under the Amended and Restated Arrangement Agreement and receive the benefits therefrom. Finally, Scotia Capital has assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any meaningful adverse effect on Focus or Profico or the contemplated benefits of the Arrangement.

The Opinion has been provided for the use of the Special Committee in connection with the Arrangement and may not be used or relied upon by any other person or for any other purpose and may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Scotia Capital, provided that reference may be made to this Opinion in the Joint Information Circular and a copy may be included therein. The Opinion is given as of the date hereof and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, Scotia Capital is of the opinion that, as of the date hereof, the consideration to be paid by Focus to Profico securityholders in connection with the Arrangement, is fair, from a financial point of view, to the Focus unitholders.

Yours very truly,

SCOTIA CAPITAL INC.

SCOTIA CAPITAL INC.

APPENDIX F

PROFICO FAIRNESS OPINION

May 25, 2006

Board of Directors
Profico Energy Management Ltd.
2250, 350 – 7th Avenue S.W.
Calgary, AB, Canada
T2P 3N9

Dear Sirs,

Tristone Capital Inc. ("Tristone", "we", "us", or "our") understands that, pursuant to an arrangement agreement dated as of April 23, 2006, amended and restated on May 24, 2006 (the "Arrangement Agreement"), Profico Energy Management Ltd. ("Profico"), Focus Energy Trust ("Focus") and FET Acquisition Corp. are proposing to enter into a plan of arrangement under the provisions of the *Business Corporations Act* (Alberta), pursuant to which Focus will indirectly acquire all the issued and outstanding shares of Profico (the "Focus Arrangement"). In addition, certain assets of Profico will be transferred into a new entity, Spur Resources Ltd. (the "Spur Arrangement"). The Spur Arrangement and the Focus Arrangement will occur sequentially and are collectively referred to as the "Arrangement". Profico has also entered into an agreement with an unrelated third party for the sale (the "NorthSask Sale") of certain of its producing assets and undeveloped lands in northwest and central Saskatchewan (the "NorthSask Assets") for $107.5 million in cash, subject to adjustments, which is expected to close on June 1, 2006.

Under the terms of the Arrangement, each 1.00 share of Profico ("Profico Share") will be exchanged for i) $25.12 in cash; ii) 5.17 units of Focus ("Focus Units") or 5.17 limited partnership units of the Partnership ("FLP B Units"); iii) 1.00 common share of Spur (a "Spur Share") and iv) 1.00 share purchase warrant of Spur ("Spur Arrangement Warrant").

If the NorthSask Sale is not completed prior to the Effective Date, the NorthSask Assets will be transferred to NorthSask, a wholly-owned subsidiary of Profico, and Profico Securityholders will receive $11.70 in cash and 1.00 common share of NorthSask for each 1.00 Profico Share instead of the $25.12 in cash that would have been payable to them under the Focus Arrangement and the Plan of Arrangement will be revised to reflect the foregoing.

Holders of Profico Shares who are not non-residents or exempt from tax under Part I of the *Income Tax Act* (Canada) are entitled to elect to receive Focus Units, FLP B Units that will be exchangeable into Focus Units on a one-for-one basis and are exchangeable after January 1, 2007, or a combination of Focus Units and FLP B Units, for their Profico Shares. There will, however, be a maximum of 10,000,000 FLP B Units issued under the Arrangement. If requests for FLP B Units exceed this maximum, FLP B Units will be prorated among those electing.

Each whole Spur Arrangement Warrant will entitle the holder to acquire one (1) Spur Share at an exercise price of $1.818 per share, for a period of 30 days following the effective date of the Arrangement.

Tristone also understands that the Arrangement will be described in a joint information circular of Profico and Focus (the "Information Circular") to be mailed to holders of Profico Shares ("Profico Shareholders") and holders of Focus units ("Focus Unitholders") in respect of special meetings of their respective

2020 Royal Bank Building - 335 – 8th Avenue SW
Calgary, Alberta T2P 1C9
Phone: (403) 294-9541
Fax: (403) 294-9543

shareholders and unitholders to be held for the purpose of approving the Arrangement. The Arrangement will be subject to a number of conditions, which must be satisfied or waived in order for the Arrangement to become effective, as will be described in the Information Circular.

Tristone's Engagement

The board of directors of Profico (the "Board") formally retained Tristone pursuant to an engagement agreement dated September 29, 2005 (the "Engagement Agreement"), to act as Profico's financial advisor with respect to evaluating strategic alternatives available to Profico, and to provide an opinion (our "Opinion") as to the fairness to the Profico Shareholders, from a financial point of view, of the consideration to be received by Profico Shareholders pursuant to the Arrangement. In consideration for our services, including the provision of our Opinion, Tristone is to be paid a fee. In addition, Tristone is to be indemnified by Profico under certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Profico or Focus any of their respective securities, assets or liabilities and our Opinion should not be construed as such.

Our Opinion may be relied upon by the Board for the purposes of considering the Arrangement and the Board's recommendation to the Profico Shareholders with respect to the Arrangement, and, except for its inclusion, and the inclusion of references thereto, in the Information Circular, may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person, or for any other purpose, without our express prior written consent. Our Opinion is not to be construed as a recommendation to any Profico Shareholder as to whether or not such holder should vote in favour of the Arrangement.

Credentials of Tristone

Tristone is a fully registered investment dealer focusing on Canadian and international companies participating in oil and gas exploration, production and services, energy transportation, and energy income trusts. Tristone provides investment banking, mergers and acquisitions, equity sales, research and trading services to Canadian and international companies active in or investing in the energy industry. The wording of our Opinion and the form and content hereof have been approved for release by a committee of the managing directors of Tristone, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of Tristone

None of Tristone, its affiliates and its associates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Profico or Focus, or any of their respective associates or affiliates, (collectively, "Interested Parties"). Tristone is not acting as an advisor to Profico or Focus, or any other interested party, in connection with any matter, other than acting as financial advisor to Profico as outlined above.

Tristone acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have and may in the future have positions in the securities of Profico, Focus and Spur and from time to time, may have executed or may execute transactions on behalf of Profico, Focus and Spur or clients for which it received or may receive compensation. In addition, as an investment dealer, Tristone conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including research with respect to Profico, Focus or Spur.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between Tristone and Profico, or any other Interested Party, with respect to any future business dealings. Tristone may, in the future, in the ordinary course of its business, perform financial advisory or investment banking

services for Profico, Focus, Spur or any other Interested Party.

Scope of Review

In carrying out this engagement and in formulating our Opinion, we have reviewed, considered, conducted, undertaken, and relied upon, among other things:

I. The Arrangement Agreement;

II. A draft of the Information Circular;

III. Profico's audited financial statements and management discussion and analysis as at and for the years ended December 31, 2005 and December 31, 2004 and together with the notes thereto and the auditor's report thereon;

IV. Profico's unaudited interim financial statements and management discussion and analysis for each of the quarters ended September 30, 2005, June 30, 2005, and March 31, 2005;

V. An independent reserve report concerning Profico's oil, natural gas liquids and natural gas reserves and the estimated future cash flow from such reserves, effective December 31, 2005 by GLJ Petroleum Consultants Ltd.;

VI. Profico's Annual Report to Shareholders for the years ended December 31, 2005 and December 31, 2004;

VII. Profico's Management Information Circular dated June 13, 2005 for the annual and special meeting of Profico Shareholders held on July 13, 2005 with respect to a plan of arrangement involving Profico, Range Royalty Limited Partnership, Range Royalty Management Ltd., and Profico Shareholders;

VIII. Discussions with Profico management with regard to, among other things, the business, operations, quality of assets and future potential of Profico;

IX. Certain internal financial information, financial and operational projections of Profico as provided by Profico management;

X. The audited financial statements of Focus as at and for the years ended December 31, 2005 and December 31, 2004, together with the notes thereto and the auditor's report thereon;

XI. Focus's management discussion and analysis for the years ended December 31, 2005 and December 31, 2004;

XII. Focus's unaudited interim financial statements and management discussion and analysis for each of the quarters ended March 31, 2006, September 30, 2005, June 30, 2005, and March 31, 2005;

XIII. Focus's Annual Information Form for the year ended December 31, 2005, dated March 30, 2006;

XIV. Focus's Annual Report to Unitholders for the year ended December 31, 2005;

XV. Focus's Management Information Circular dated March 15, 2006 for the annual general meeting of Focus Unitholders to be held on May17, 2006;

XVI. All press releases issued by Focus since December 31, 2004;

XVII. Publicly available information related to the business, operations, financial performance and stock trading histories of Profico, Focus and other selected public oil and gas companies;

XVIII. Data with respect to other transactions of a comparable nature considered by Tristone to be relevant;

XIX. Other information, analyses and investigations as Tristone considered appropriate in the circumstances; and

XX. A certificate of the senior officers of each of Profico and Focus dated May 25, 2006.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, and information relating to Profico and Focus, or provided to us by Focus, Profico and their respective affiliates or advisors or otherwise pursuant to our engagement (collectively the "Information"), and our Opinion is conditional upon such completeness, accuracy and fairness. We have not attempted to verify independently the accuracy or completeness of any such Information. Senior officers of Profico and Focus have represented to us, in certificates delivered as at the date hereof (referred to in Section XX in the Scope of Review), among other things, that the Information provided to us on behalf of Profico and Focus was complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of Profico or Focus or in Profico's or Focus' assets, liabilities (contingent or otherwise), business or operations, as the case may be, and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

Our Opinion is rendered as of the date hereof on the basis of securities markets, economic and general business and financial conditions prevailing as at such date, and the condition and prospects, financial and otherwise, of Profico and Focus as they were reflected in the Information and in other documents reviewed by us. In rendering our Opinion, we have assumed that there are no undisclosed material facts relating to Profico, Focus or their respective businesses, operations, capital or future prospects. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after the date hereof.

In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

In arriving at our Opinion, in addition to the facts and conclusions contained in the Information, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement, and we express no opinion on such procedures. We have, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of legal and tax counsel to Profico and express no view thereon. The Arrangement is subject to a number of conditions outside the control of Profico and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering our Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Arrangement Agreement or to be described in the Information Circular. Our Opinion has been provided solely for the use of the Board as contemplated herein and is not intended to be, and does not constitute, a recommendation as to whether any Profico Shareholder should vote in favour of the Arrangement.

We believe that our analyses must be considered as a whole and that selecting portions of our analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of

the process underlying our Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Our conclusion set forth below as to the fairness, from a financial point of view, of the consideration to be received by Profico Shareholder under the Arrangement, is based on our review of the Arrangement as a whole rather than on any particular elements of the Arrangement, and our Opinion should be read in its entirety.

Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, Tristone is of the opinion that, as of the date hereof, the consideration to be received by the Profico Shareholders under the Arrangement is fair, from a financial point of view, to Profico Shareholders.

Yours very truly,

Tristone Capital Inc.

Tristone Capital Inc.

APPENDIX G

INFORMATION CONCERNING PROFICO ENERGY MANAGEMENT LTD.

TABLE OF CONTENTS

CORPORATE STRUCTURE

Name, Address and Incorporation

Profico was incorporated under the ABCA on December 10, 1999 as 857603 Alberta Ltd. On March 6, 2000, Profico amended its articles to change its name to "Profico Energy Management Ltd.", and to amend its share structure to create non-voting shares, first preferred shares and second preferred shares. On December 11, 2000, Profico amended its articles to remove its private company restrictions. On July 15, 2005, Profico filed articles of arrangement to give effect to the Range LP Arrangement described below under the heading "*Three Year History*".

The head office of Profico is located at Suite 2250, 350 – 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N9 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta.

Corporate Structure

The following are the names, the percentage of voting securities that Profico owns and the jurisdiction of incorporation, continuance or formation of its subsidiaries, partnerships and trusts either, direct and indirect, as at the date hereof.

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
Profico Energy Partnership	100%	general partnership	Alberta
894248 Alberta Ltd.	100%	corporation	Alberta
1154306 Alberta Ltd.	100%	corporation	Alberta
1141692 Alberta Ltd.	100%	corporation	Alberta
Range Royalty Limited Partnership	3%	general partner interest	Alberta
Spur Resources Ltd.	100%	corporation	Alberta
NorthSask Gas Ltd.	100%	corporation	Alberta

Organizational Structure


Profico Shareholders
Profico Energy Management Ltd.
100% Subsidiaries
98%
1154306 Alberta Ltd.
Profico Energy Partnership
2%
894284 Alberta Ltd.
1141692 Alberta Ltd. (inactive)
Spur Resources Ltd.
NorthSask Gas Ltd.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Profico commenced operations in 2000 with the objective of maximizing shareholder value through low cost exploration and exploitation of oil and natural gas reserves. The key components of its business plan were to engage experienced and motivated employees and business partners to maximize capital and operating efficiencies through a disciplined approach to capital investment, strict cost control and minimal use of debt.

Profico focused its operations in the Province of Saskatchewan and discovered the Shackleton natural gas play in 2001. This shallow natural gas field, located in southwest Saskatchewan, has an area extent of approximately 1,300 square miles and has been the main focus of Profico's field activities. Profico's Central and Northwest regions were also established in 2001 through a property acquisition in May 2001 and a farm in/joint venture in December 2001.

Since inception, Profico has invested nearly $400 million to grow production to approximately 18,000 Boe/day of which 98% is natural gas. This growth was funded through cumulative cash flow from operations of approximately $340 million and equity issues in 2001 and 2002 totalling $62 million. Profico's cumulative finding and development costs on a proved plus probable reserves basis amounted to $5.99 per Boe ($9.42 per Boe including future development capital) from inception through to the end of 2005.

The following table summarizes Profico's operating and financial results for the past three years and the first quarter of 2006.

	2003	**2004**	**2005**	**Q1 2006**
Net Wells drilled	241	287	314	70
Capital expenditures ($000)	69,898	114,754	128,524	27,554
Average Daily Production (Boe/d)	8,696	12,047	14,668	17,599
Net Income ($000's)	20,727	34,951	28,511	20,050
Per share – diluted	$2.81	$4.47	$3.57	$2.47

On April 30, 2003 Husky Oil Operations Limited ("**Husky**") filed a Statement of Claim in the Queen's Bench Judicial Centre of Regina against Profico and Clayton Woitas. Husky, which amalgamated with Renaissance Energy Ltd. ("**Renaissance**") in August 2000, claimed that Clayton Woitas owed fiduciary duties to Renaissance after the date when he became a shareholder and director of Profico. Husky alleged that Clayton Woitas used Profico as a vehicle to acquire oil and natural gas interests in the Shackleton/Lacadena area of Saskatchewan, an area that Husky claims was part of Renaissance's "gas mega-vision" for southern Saskatchewan. Husky also alleged that Clayton Woitas and Profico were aware of the oil and natural gas potential of the Shackleton/Lacadena area solely by virtue of Clayton Woitas' position as the President, Chief Executive Officer and Director of Renaissance. Husky claimed that all of Profico's interest in southern Saskatchewan should be transferred to Husky and that all profits from these interests are owed to Husky. Profico and Clayton Woitas denied all of the allegations made by Husky. On July 29, 2003, a joint Statement of Defence was filed denying all of the allegations made by Husky in its Statement of Claim. On September 20, 2005 a settlement agreement was reached in respect of this litigation. None of the parties have admitted to any liability or wrongdoing and all parties have provided a release and discharge to each other. Pursuant to this settlement agreement, Profico paid $60 million to Husky as full and final settlement. To facilitate payment of this amount, Profico increased its bank operating line to $70 million from $50 million.

Effective May 31, 2005, Profico conveyed various royalty interests with a fair value of $48 million to Range Royalty Limited Partnership ("**Range LP**") in exchange for Class A general partnership units, 9% unsecured debentures with a principal amount of $46.5 million, and warrants entitling the holder to acquire Class B limited partnership units. On July 13, 2005 Profico received shareholder and court approval for a plan of arrangement (the "**Range LP Arrangement**") in which the Profico Shareholders exchanged their old common shares for Profico Shares and their pro-rata share of the warrants and debentures that had been issued to Profico from Range LP on May 31, 2005. The debentures entitled the holder to a cash payment of $5.83 for each Profico Share held and the warrants entitled the holder to acquire a Class B limited partnership unit of Range LP at an exercise price of $5.83 per unit. The effective date of the distribution from Profico to its shareholders was July 15, 2005. As a result of this

distribution, Profico's interest in Range LP was reduced to 3%. See Note 2 to Profico's 2005 audited consolidated financial statements included in **Schedule A**.

Significant Acquisitions and Significant Dispositions

Profico did not complete any significant acquisitions or significant dispositions during its most recently completed financial year other than in connection with the Range LP Arrangement described above.

Recent Developments

Immediately prior to the Focus Arrangement, Profico will complete the Spur Arrangement pursuant to which all of Profico's Alberta undeveloped lands and a portion of Profico's assets in southwest and central Saskatchewan, which are currently producing approximately 230 Boe/d, will be transferred to Spur. Reference is made to Appendix H, "*Information Concerning Spur Resources Ltd.*" for a more detailed description of Spur, Spur's assets following the Arrangement, the securities of Spur, the directors and officers of Spur and the business to be carried on by Spur following the Arrangement.

Profico has also entered into an agreement with an unrelated third party for the sale (the "**NorthSask Sale**") of certain of its producing assets and undeveloped lands in northwest and central Saskatchewan (the "**NorthSask Assets**") for $107.5 million in cash, subject to adjustments. the North Sask assets are currently producing approximately 3,200 BOE/d virtually all of which is natural gas. These amounts also include 324,734 net acres of undeveloped land and nine natural gas facilities. The NorthSask Sale is scheduled to close on June 1, 2006. If the NorthSask Sale is not completed prior to the Effective Time, the Profico Securityholders will receive $11.70 in cash per Profico Share and one (1) common share of NorthSask under the Focus Arrangement in lieu of the $25.12 in cash per Profico Share currently contemplated. See "*The Arrangement*".

DESCRIPTION OF PROFICO'S BUSINESS AND OPERATIONS

Stated Business Objectives and Strategy

Profico is a natural gas and oil exploration and production company operating primarily in the Province of Saskatchewan. Since 2000, Profico's business plan has been to maximize shareholder value through low cost exploration and production. By maintaining a disciplined approach to capital investment and focusing on operational efficiency, Profico has built a large and profitable asset base at low cost.

Cyclical and Seasonal Impact of Industry

The exploration for and development of oil and natural gas reserves is dependent on access to areas where production is to be conducted. Seasonal weather variations, including freeze-up and break-up, affect access in certain circumstances.

Profico's operational results and financial condition are dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas regions. Profico mitigates such price risk through closely monitoring the various commodity markets, utilizing hedging instruments, as deemed necessary, to lock-in netbacks on production volumes and maintaining a strong balance sheet.

Competitive Conditions

Companies operating in the petroleum industry must manage risks which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, commodity prices, foreign exchange rates and interest rates.

The oil and natural gas industry is intensely competitive in all its phases. Profico competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Profico's competitors include resource companies which have greater financial resources, staff and facilities than those of Profico. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Profico considers its competitive position as equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.

Environment Policies

Profico is committed to managing and operating in a safe, efficient, environmentally responsible manner in association with its industry partners and is committed to continually improving its environmental, health, safety and social performance.

Renegotiation or Termination of Contracts

As at the date hereof, Profico does not anticipate that any aspect of its business will be materially affected in the remainder of 2006 by the renegotiation or termination of contracts or subcontracts.

Human Resources

Profico currently employs 34 full-time employees, including 7 field and safety employees.

STATEMENT OF RESERVES DATA AND OTHER OIL AND NATURAL GAS INFORMATION

The statement of reserves data and other oil and natural gas information set forth below (the "**Statement**") is dated effective December 31, 2005 and the preparation date of the Statement is January 16, 2006. **Unless otherwise noted, all of the reserve data and other oil and gas information set forth in this Appendix has been presented after giving effect to the disposition of the Spur Assets and the NorthSask Assets (see "*Recent Developments*" above).**

Disclosure of Reserves Data

The reserves data set forth below (the "**Reserves Data**") is based upon an evaluation by GLJ with an effective date of December 31, 2005 contained in the Profico Report after giving effect to the disposition of the Spur Assets and the NorthSask Assets. The Reserves Data summarizes Profico's crude oil, natural gas liquids and natural gas reserves and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Profico Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") and the reserve definitions contained in NI 51-101. Profico engaged GLJ to provide an evaluation of its proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of Profico's reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

The Report of Management and Directors on Oil and Natural Gas Disclosure in Form 51-101F3 and the Report on Reserves Data by GLJ in Form 51-101F2 are attached as **Schedule B** to this Appendix.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of our crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein. For more information as to the risks involved, see "*Risk Factors*".

Reserves Data (Forecast Prices and Costs)

**SUMMARY OF OIL AND NATURAL GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS**

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		Boe	
RESERVES CATEGORY	Gross (MBbls)	Net (MBbls)	Gross (MBbls)	Net (MBbls)	Gross (MMcf)	Net (MMcf)	Gross (MBbls)	Net (MBbls)
PROVED:								
Developed Producing	177	133	602	494	100,406	89,146	17,513	15,485
Developed Non-Producing	63	46	18	15	7,140	5,736	1,271	1,017
Undeveloped	-	-	45	36	85,770	76,154	14,340	12,728
TOTAL PROVED	240	179	665	545	193,315	171,036	33,124	29,230
PROBABLE	-	-	209	173	80,086	71,146	13,557	12,031
TOTAL PROVED PLUS PROBABLE	240	179	874	718	273,401	242,181	46,680	41,261

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s) BEFORE INCOME TAXES DISCOUNTED AT				
RESERVES CATEGORY	0	5	10 (%/year)	15	20
PROVED:					
Developed Producing	540,059	461,970	407,010	366,051	334,245
Developed Non-Producing	30,108	22,857	18,100	14,812	12,435
Undeveloped	219,764	155,153	111,251	80,573	58,523
TOTAL PROVED	789,930	639,981	536,361	461,436	405,203
PROBABLE	363,310	233,476	163,877	122,555	96,021
TOTAL PROVED PLUS PROBABLE	1,153,240	873,457	700,238	583,990	501,224

**TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS
($000's)**

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES
TOTAL PROVED	1,449,822	174,600	239,554	210,918	34,819	789,930
TOTAL PROVED PLUS PROBABLE	2,067,469	242,368	366,318	262,216	43,327	1,153,240

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/ year)
		($000s)
Proved	Light and Medium Crude Oil (including natural gas and other by-products)	3,382
	Heavy Oil (including natural gas and other by-products)	6,040
	Natural Gas (including by-products but excluding natural gas from oil wells)	526,939
	Total	536,361
Proved plus Probable	Light and Medium Crude Oil (including natural gas and other by-products)	3,399
	Heavy Oil (including natural gas and other by-products)	7,494
	Natural Gas (including by-products but excluding natural gas from oil wells)	689,345
	Total	700,238

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND NATURAL GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2005
CONSTANT PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		BOE	
RESERVES CATEGORY	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MMcf)	(MMcf)	(MBbls)	(MBbls)
PROVED:								
Developed Producing	181	137	600	496	100,472	89,087	17,527	15,480
Developed Non-Producing	59	43	13	11	7,140	5,699	1,262	1,004
Undeveloped	-	-	45	30	85,662	75,903	14,322	12,686
TOTAL PROVED	240	180	658	543	193,274	170,690	33,110	29,171
PROBABLE	-	-	207	172	80,253	71,130	13,582	12,027
TOTAL PROVED PLUS PROBABLE	240	180	865	715	273,527	241,820	46,693	41,198

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s) BEFORE INCOME TAXES DISCOUNTED AT				
RESERVES CATEGORY	0	5	10	15	20
			(%/ year)		
PROVED:					
Developed Producing	707,356	590,068	509,950	451,608	407,139
Developed Non-Producing	41,339	31,013	24,428	19,949	16,741
Undeveloped	396,009	286,931	214,278	163,887	127,674
TOTAL PROVED	1,144,704	908,011	748,656	635,444	551,553
PROBABLE	512,121	328,623	231,789	174,391	174,368
TOTAL PROVED PLUS PROBABLE	1,656,826	1,236,634	980,445	809,835	688,921

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF DECEMBER 31, 2005 CONSTANT PRICES AND COSTS ($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES
Proved	1,794,693	214,078	203,878	206,077	25,969	1,144,704
Proved plus Probable	2,534,466	299,238	293,192	255,765	29,446	1,656,826

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF DECEMBER 31, 2005 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved	Light and Medium Crude Oil (including natural gas and other by-products)	3,696
	Heavy Oil (including natural gas and other by-products)	5,036
	Natural Gas (including by-products but excluding natural gas from oil wells)	739,925
	Total	748,656
Proved plus Probable	Light and Medium Crude Oil (including natural gas and other by-products)	3,709
	Heavy Oil (including natural gas and other by-products)	6,227
	Natural Gas (including by-products but excluding natural gas from oil wells)	970,509
	Total	980,445

Definitions and Other Notes to Reserves Data and Tables

In the tables set forth above in "*Disclosure of Reserves Data and Other Oil and Natural Gas Information*" and elsewhere in this Appendix the following definitions and other notes are applicable:

1. Columns may not add due to rounding.

2. "**Gross**" means:

   (a) in relation to Profico's interest in production and reserves, its interest (operating and non-operating) before deduction of royalties and without including any of its royalty interests;

   (b) in relation to wells, the total number of wells in which Profico has an interest; and

   (c) in relation to properties, the total area of properties in which Profico has an interest.

3. "**Net**" means:

   (a) in relation to Profico's interest in production and reserves, its interest (operating and non-operating) after deduction of royalties obligations, plus its royalty interest in production or reserves;

(b) in relation to wells, the number of wells obtained by aggregating Profico's working interest in each of its gross wells; and

(c) in relation to its interest in a property, the total area in which it has an interest multiplied by the working interest it owns.

4. The crude oil, natural gas liquids and natural gas reserve estimates presented in the Profico Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below:

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions, specifically the forecast prices and costs and constant prices and costs.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

5. **Forecast Prices and Costs**

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume primarily decreases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized in the Profico Report were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	OIL								
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/ Bbl)	Hardisty Heavy 12° API ($Cdn/ Bbl)	Cromer Medium 29. 3° API ($Cdn/ Bbl)	NATURAL GAS AECO Gas Price ($Cdn/ MMBtu)	NATURAL GAS LIQUIDS Edmonton Propane ($Cdn/Bbl)	NATURAL GAS LIQUIDS Edmonton Butane ($Cdn/Bbl)	INFLA-TION RATES %/ Year	EX-CHANGE RATE(1) ($US/ $Cdn)
Forecast									
2006	57.00	66.25	33.25	55.75	10.60	42.50	49.00	2.0	0.85
2007	55.00	64.00	32.75	55.25	9.25	41.00	47.25	2.0	0.85
2008	51.00	59.25	32.50	51.25	8.00	38.00	43.75	2.0	0.85
2009	48.00	55.75	32.00	48.25	7.50	35.75	41.25	2.0	0.85
2010	46.50	54.00	32.00	46.75	7.20	34.50	40.00	2.0	0.85
2011	45.00	52.25	33.50	45.25	6.90	33.50	38.75	2.0	0.85
2012	45.00	52.25	33.50	45.25	6.90	33.50	38.75	2.0	0.85
2013	46.00	53.25	34.00	46.00	7.05	34.00	39.50	2.0	0.85
2014	46.75	54.25	34.75	47.00	7.20	34.75	40.25	2.0	0.85
2015	47.75	55.50	35.25	48.00	7.40	35.50	41.00	2.0	0.85
2016	48.75	56.50	36.00	48.75	7.55	36.25	41.75	2.0	0.85
2017	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0/yr	0.85/yr

Note:

(1) As at January 1, 2006.

Weighted average historical prices realized by Profico for the year ended December 31, 2005, were $8.11/Mcf for natural gas and $37.12 for crude oil (including heavy oil).

6. **Constant Prices and Costs**

Constant prices and costs are:

(a) Profico's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Profico is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), Profico's prices are the posted prices for oil and the spot price for natural gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the Profico Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty LLB Crude ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	EXCHANGE RATE(1) ($US/$Cdn)
Historical 2005(2)	61.04	68.27	39.20	9.71	0.8577

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.

(2) As at December 31, 2005.

7. Estimated future abandonment costs related to a property have been taken into account by GLJ in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

8. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

9. The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. No field inspection was conducted.

Additional Information Relating to Reserves Data

Significant Factors or Uncertainties

Profico plans to continue pursuing development opportunities such as drilling, completions, and facilities upgrades in order to move proved undeveloped and probable reserves into proved developed producing reserves. In instances where land rights are expected to expire within one year, Profico may engage in farmout arrangements which would eliminate the potential expiry and possibly result in some proved undeveloped and probable reserves becoming proved developed producing reserves.

The process of evaluating reserves is inherently complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, geological evaluation, engineering data, prices and economic conditions. Profico's reserves have been evaluated by GLJ, an independent engineering firm. These factors and assumptions include among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves. As circumstances change and additional data becomes available, reserve estimates also change. Estimates are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions. Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production. These revisions can be either positive or negative.

Operating costs reduce Profico's netback, which in turn reduces the amount of cash available for reinvestment of drilling opportunities. This becomes most relevant during periods of low commodity prices when profits are more significantly impacted by high costs.

Profico does not anticipate that any significant economic factors or significant uncertainties will affect any particular components of its Reserves Data. However, reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes, well performance and other factors that are beyond its control. See "*Risk Factors*".

Future Development Costs

The following table sets forth development costs deducted in the estimation of Profico's future net revenue attributable to the reserve categories noted below.

	Forecast Prices And Costs				Constant Prices And Costs			
Year	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves		Proved Plus Probable Reserves	
($000s)	0%	10%	0%	10%	0%	10%	0%	10%
2006	82,738	78,798	92,928	88,503	82,738	78,798	92,928	88,282
2007	62,693	54,341	81,232	70,411	61,464	53,276	79,639	69,030
2008	41,868	32,991	56,073	44,185	40,243	31,711	53,896	42,469
2009	7,072	5,066	10,818	7,749	6,664	4,774	10,194	7,303
2010	8,075	5,226	10,316	6,718	7,460	4,858	9,530	6,206
Remaining	8,522	4,740	10,849	5,958	8,678	4,223	9,578	5,565
Total	210,918	181,163	262,216	223,524	206,077	177,640	255,765	218,855

Profico expects to fund the development costs of its reserves through a combination of internally generated cash flow and debt.

There can be no guarantee that funds will be available or that the Profico Board of Directors will allocate funding to develop all of the reserves attributed in the Profico Report. Failure to develop those reserves could have a negative impact on Profico's future cash flow.

The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce reserves and future net revenue to some degree depending upon the funding sources utilized. Profico does not anticipate that interest or other funding costs would make development of any of our properties uneconomic.

Other Oil and Natural Gas Information

Principal Oil and Natural Gas Properties

The following is a description of Profico's principal oil and natural gas properties on production or under development as at December 31, 2005 after giving effect to the NorthSask Assets and the Spur Assets. Unless otherwise specified, gross and net acres, well count and production information are as at the date hereof. Information in respect of current production is average production, net to Profico, except where otherwise indicated.

Shackleton

The Shackleton Milk River shallow gas field is Profico's primary property and accounts for over 90% of reserves and net asset value. The property is located in south west Saskatchewan, approximately 60 miles north west of Swift Current. The pool was discovered in 2001 and has produced 68 Bcf of gas on Profico lands to year end 2005. The property is 100% operated with an average working interest of 90%. Profico has a dominant land and infrastructure position. Profico's Shackleton exit 2005 production rate was 81 Mmcf/d. The field has been delineated but only partially developed with several down spacing opportunities.

Other Assets

For a description of the assets to be conveyed to Spur pursuant to the Arrangement, see Appendix H, "*Information Concerning Spur Resources Ltd.*". See also "*Recent Developments*" above.

Oil And Natural Gas Wells

The following table sets forth the number and status of wells in which Profico had a working interest as at December 31, 2005:

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	0	0	0	0	2	2	0	0
Saskatchewan	74	27.1	17	12.2	1,047	838.5	147	105.9
Total	74	27.1	17	12.2	1,049	840.5	147	105.9

Of the non-producing wells, 20 (16 net) natural gas wells were capable of production and had reserves assigned to them. Of the non producing wells, 2 (2 net) natural gas wells were placed on production as of date of this Appendix.

Properties with no Attributable Reserves

The following table sets out Profico's developed and undeveloped land holdings as at December 31, 2005 after giving effect to the Spur and NorthSask dispositions:

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Saskatchewan	203,810	161,059	515,224	375,451	719,035	536,510
Total	203,810	161,059	515,224	375,451	719,035	536,510

Forward Contracts

Profico is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used by Profico to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. Profico is exposed to losses in the event of default by the counterparties to these derivative instruments. Profico manages this risk by diversifying its derivative portfolio amongst a number of financially sound counterparties. For information in relation to marketing arrangements, see "*Marketing Arrangements*".

For details of Profico's material commitments to sell natural gas and crude oil which were outstanding as at December 31, 2005 see Note 9 to Profico's 2005 consolidated financial statements which is incorporated herein by reference.

Additional Information Concerning Abandonment and Reclamation Costs

As at December 31, 2005, Profico had 996 net wells for which it expects to incur abandonment and reclamation costs.

Profico's internal estimates of abandonment and reclamation costs, net of estimated salvage value, for surface leases, wells, and pipelines are $20.8 million undiscounted and $8.6 million, discounted at 8% (discounted at 10%, these are $7.2 million). The future net revenues disclosed in this Appendix based on the Profico Report do not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The Profico Report deducted $34.8 million (undiscounted) and $8.8 million (10% discount using forecast prices and costs for proved reserves) for abandonment costs for wells only in estimating the future net revenue disclosed in this Appendix.

Profico does not expect to pay any material amounts with respect to abandonment and reclamation costs in the next three financial years.

Tax Horizon

Based on the current tax regime, the current commodity price forecast and our current structure and anticipated levels of operations, Profico anticipates that it may be liable for approximately $40 million of cash taxes in 2006. Using future pricing based on commodity strips, Profico would also be taxable in 2007.

Costs Incurred

The following table summarizes the total costs incurred related to Profico's activities for the year ended December 31, 2005. Included in these amounts are approximately $36 million of capital expenditures on the North Sask Assets and the Spur Assets.

	Costs Incurred **($000s)**
Property acquisition costs:	
Proved properties [(1)]	15,249
Unproved properties	4,300
Development Costs [(2)]	97,955
Exploration Costs [(3)]	11,020
Total	128,524

Notes:

(1) Acquisitions are net of disposition of properties.
(2) Development and facilities expenditures.
(3) Cost of geological and geophysical capital expenditures and drilling costs for 2005 exploration wells drilled.

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which Profico participated during the year ended December 31, 2005:

	Exploration		**Development**	
	Gross	**Net**	**Gross**	**Net**
Natural Gas	28	25.9	265	232.9
Heavy Oil	-	-	1	0.7
Dry and Service	-	0	1	0.5
Total	28	25.9	267	234

Production Estimates

The following table sets out the volumes of Profico's working interest production estimated for the year ended December 31, 2006, which is reflected in the estimate of future net revenue disclosed in the forecast price tables contained under "*Disclosure of Reserves Data and Oil and Natural Gas Information*" above.

	Light and Medium Oil	**Heavy Oil**	**Natural Gas**	**Natural Gas Liquids**	**Boe**
	(Bbls/d)	**(Bbls/d)**	**(Mcf/d)**	**(Bbls/d)**	**(Boe/d)**
Total Proved	86	250	82,137	-	14,026
Total Proved plus Probable	86	259	89,323	-	15,232

Production History

The following table summarizes certain information in respect of Profico's production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated after giving effect to the disposition of the NorthSask Assets and the Spur Assets:

	Quarter Ended 2005			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production: (1)				
Oil (Bbls/d) (2)	319	364	381	417
Natural Gas (MMcf/d)	74.0	64.8	68.2	66.7
Combined (Boe/d)	12,647	11,159	11,743	11,529
Average Prices Received: (2)				
Oil ($/Bbl) (3)	34.94	50.24	33.81	29.26
Natural Gas ($/Mcf)	10.76	8.11	6.82	6.30
Combined ($/Boe)	63.81	48.69	40.68	37.49
Royalties Paid:				
Oil (3)	7.95	12.51	5.03	4.19
Natural Gas	2.45	1.80	1.27	1.10
Combined	14.54	10.83	7.53	6.75
Operating Expenses: (2)				
Oil ($/Bbl) (3)	6.98	7.48	5.77	4.73
Natural Gas ($/Mcf)	0.30	0.42	0.38	0.32
Combined ($/Boe)	1.94	2.71	2.40	2.00
Netback Received: (4)				
Oil ($/Bbl) (3)	20.01	30.25	23.01	20.34
Natural Gas ($/Mcf)	8.01	5.89	5.17	4.88
Combined ($/Boe)	47.33	35.15	30.75	28.74

Notes:

(1) Before deduction of royalties.

(2) Transportation costs are netted against the average prices received. Operating expenses do not include transportation costs.

(3) Mainly heavy oil but also includes light and medium crude oil which are not reported separately due to the immaterial levels of production for these product types.

(4) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates Profico's average daily production (including production from its major areas) for the year ended December 31, 2005:

	Crude Oil and NGLs (Bbls/d)	Natural Gas (MMcf/d)	Boe (Boe/d)
Shackleton	-	65.5	10,916
Other	406	3.7	1,022
Total	406	69.2	11,939

Profico's production for the year ended December 31, 2005 was 97% natural gas and 3% heavy oil. For the year ended December 31, 2005, 97% of our gross revenue was derived from natural gas and 3% heavy oil.

Marketing and Forward Contracts

Natural Gas

Profico has established a natural gas transportation and sales portfolio which will ensure receipt capacity at reasonable cost and provide an appropriate customer base. Profico's marketing objectives also include protecting or securing minimum prices for up to 50% of its production for terms not exceeding two years. Profico's hedging methodology is primarily comprised of financial swaps settled in Canadian dollars against the AECO monthly index. In order to control and manage credit risk and ensure competitive pricing, Profico sells its natural gas to a portfolio of reputable counter parties including industrial consumers, Saskatchewan utilities and natural gas aggregators.

The integration and application of these strategies resulted in an average realized field price of Cdn$8.11/Mcf for the year ended December 31, 2005. Hedging losses in 2005 amounted to $9.9 million. For 2006, Profico is forecasting its natural gas price to average $7.00/Mcf based on an expected average 2006 NYMEX natural gas price of US $8.00/MMbtu.

Oil and NGLs

Profico sells its oil and liquids production to a variety of purchasers. This enables it to benefit from specific regional advantages, while maintaining price and delivery flexibility. Profico is continually monitoring global and regional crude oil markets and looks for opportunities to hedge up to 50% of net after royalty production.

In 2005, Profico's average realized oil price was Cdn$37.12/Bbl. The 2006 budget is based on a WTI price of US$60.00/Bbl, which converts to approximately Cdn$37.35/Bbl realization at the wellhead.

Additional details on Profico's hedging program are shown in Note 8 of Profico's audited consolidated financial statements for the year ended December 31, 2005 attached as **Schedule A** to this Appendix.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION & ANALYSIS

Annual Information

The following is a summary of selected annual financial information for Profico for the periods indicated. The following information should be read in conjunction with the audited historical consolidated financial statements of Profico for the years ended December 31, 2005, 2004 and 2003 attached as **Schedule A** to this Appendix.

	Year Ended December 31,		
	2005	2004	2003 (restated)
($000s except per share)			
Total Revenues	254,738	159,799	106,644
Net Income	28,511	34,951	20,727
basic per share	5.33	4.73	6.53
fully diluted per share	3.57	4.47	2.81
Total Assets	312,189	226,743	140,778
Total Long-term Liabilities	83,433	55,513	29,428

Quarterly Information

	2006	2005				2004			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
($000s except per share amount)									
Total Revenues	73,658	83,634	60,140	54,014	56,951	48,684	36,377	37,645	37,151
Net Income	20,050	19,426	(22,423)	13,654	17,853	12,266	65,98	7,654	8,432
basic per share	2.54	2.36	(2.86)	1.81	2.40	1.65	0.89	1.04	1.15
fully diluted per share	2.47	2.39	(2.81)	1.72	2.28	1.56	0.84	0.99	1.08
Total Assets	307,611	312,189	276,689	262,226	259,064	226,743	194,438	169,165	156,080
Total Long-term Liabilities	44,714	83,433	66,433	59,733	43,788	55,513	48,637	40,898	34,662

Dividend Policy

Profico has not declared or paid any dividends on the Profico Shares since its incorporation. The Profico Board does not intend to pay any dividends on the Profico Shares prior to the Effective Date. Dividends on the Profico Shares will be made by the Profico Board on the basis of earnings, financial requirements and other conditions existing at such future time.

Management's Discussion & Analysis

The following discussion and analysis of financial results should be read in conjunction with the unaudited financial statements for the quarter ended March 31, 2006 and the audited financial statements and management's discussion and analysis for the year ended December 31, 2005 attached hereto in **Schedule A**. Information contained herein is based upon information available as at May 24, 2005, may include assumptions regarding future events and may be subject to change. This discussion and analysis includes the term cash flow from operations which should not be considered an alternative to or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of Profico's performance. Cash flow per share has been calculated on a basis consistent with the calculation of earnings per share. This discussion and analysis also includes references to Boe which refers to barrels of oil equivalent and is based on 6 mcf equal to 1 barrel.

Three Months Ended March 31, 2006 compared to Three Months Ended March 31, 2005

Overview

Profico is a natural gas and oil exploration and production company operating primarily in western Saskatchewan.

The first quarter of 2006 was busy with 73 net wells drilled resulting in 72 natural gas wells approximately 70% of which were in the Shackleton area. A similar number of wells were completed and tied in during the quarter. Profico also constructed a new facility and gathering system in the Central region and expanded its Miry Bay facility in Shackleton region during the quarter. In total, Profico invested $27.6 million during the first quarter of 2006.

As a result of these activities:

- Natural gas production increased by 24% over the first quarter of 2005, averaging 103.4 Mmcf/d.
- Daily production averaged 17,600 Boe/d, compared to 14,291 Boe/d in the first quarter of 2005.
- Earnings before interest, taxes, depletion, depreciation and accretion (EBITDA) increased 20% to $49.8 million for the first quarter of 2006, compared to $41.6 million in the first quarter of 2005.
- Net income amounted to $21.4 million, resulting in net income per diluted share of $2.63.

Drilling Summary	Gross		Net	
	2006	2005	2006	2005
Natural Gas	84	65	71.2	59.5
Oil	-	1	-	0.5
Service/Dry	2	5	2.0	3.3
Total	86	71	73.2	63.3

Capital Expenditures ($000's)	Q1 2006	Q1 2005	Q4 2005
Land and Property	$ 1,811	$ 15,030	$ 1,473
Seismic and Geological	-	2,117	388
Drilling and Completion	17,524	18,393	15,299
Equipment, facilities and gathering systems	8,173	6,236	21,932
Total Oil and Gas	27,508	41,777	39,092
Vehicle and Head Office	46	58	42
Total Capital Expenditures	27,554	41,834	39,134

Oil and Natural Gas Netbacks

Natural gas commodity prices weakened in the first quarter of 2006 as winter weather was particularly mild across North America resulting in concerns over natural gas storage levels. As a result Profico's natural gas realized price was 29% lower than the fourth quarter of 2006. With WTI averaging nearly US $64.00/Bbl, the differential between heavy and light oil remained wide during the quarter averaging $28.00/Bbl. The Canadian dollar continued to strengthen during the quarter, averaging $0.87 during the period compared to $0.815 in the first quarter of 2005.

Profico's wellhead prices were relatively unchanged from the previous quarter and approximately 6% higher than the first quarter of 2005.

Profico's average royalty burden increased to 24% compared to 20% in the first quarter of 2006 due to the transfer of royalty interests to Range LP in the third quarter of 2005. Royalty rates were 2% lower than the fourth quarter of 2005 due to lower natural gas prices.

Operating costs per Boe increased to $2.65/B0E from $2.43/Boe in the first quarter of 2005 due to higher repair and maintenance costs.

Natural Gas	Q1 2006	Q1 2005	Q4 2005
Average Daily Volume (MMCF/day)	103.4	83.1	92.7
Average Field Price ($/MCF)	$7.66	$6.33	$10.78
Average Royalty %	25%	20%	26%
Operating Costs ($/MCF)	$0.40	$0.36	$0.40
Field Netback ($/MCF)	$5.38	$4.68	$7.53

Oil	Q1 2006	Q1 2005	Q4 2005
Average Daily Volume (Bbl/day)	365	433	401
Average Field Price ($/Bbl)	$33.21	$30.12	$35.06
Average Royalty %	21%	15%	24%
Operating Costs ($/Bbl)	$13.45	$10.69	$6.35
Field Netback ($/Bbl)	$12.73	$15.02	$21.94

Combined Boe	Q1 2006	Q1 2005	Q4 2005
Average Daily Volume (Boe/day)	17,599	14,291	15,851
Average Field Price ($/Boe)	$45.70	$37.72	$63.93
Average Royalty %	24%	20%	26%
Operating Costs ($/Boe)	$2.65	$2.43	$2.47
Field Netback ($/Boe)	$31.87	$27.70	$44.60

Note:

(1) Net of transportation and marketing expenses and before hedging gains or losses.

In first quarter 2006, Profico incurred $1.3 million of transportation and marketing changes, compared to $1.2 million in first quarter 2005. The main component of these charges was amounts paid to TransGas (the Saskatchewan natural gas transmission company) for transporting natural gas from the wellhead to the TransGas Energy Pool (TEP) sales point.

Profico's hedging policy is to use fixed price financial swaps to hedge the price on a portion of its production. In the first quarter of 2006, Profico realized $0.3 million of hedging gains compared to $7.0 million of hedging gains in first quarter 2005 and $11.2 million of losses in the fourth quarter of 2005. For the period April 1 through October 31, 2006, Profico has no hedges in place. For the period November 1, 2006 through March 31, 2007, Profico has entered into fixed price swaps on 20,000 GJ/d at an average price of $9.29/GJ.

Other Expenses

General and administrative costs amounted to $0.6 million ($0.40 per Boe) in the first quarter of 2006 compared to $1.2 million in the first quarter of 2005. The decease was due to higher well operating recoveries. Interest expense amounted to $0.4 million during the quarter on average bank lines drawn during the quarter of approximately $26.0 million.

The provision for stock-based compensation was $0.2 million consistent with the previous quarters as no new Profico Options were issued.

Depletion, depreciation and accretion charges amounted to $18.04 million ($11.39 per Boe) during the quarter based upon the rates established from Profico's year-end engineering report.

Tax Provision

The total provision for taxes in the first quarter of 2006 was $11.0 million and included $1.7 million for capital taxes (including Saskatchewan resources surcharge) and $9.3 million for income taxes. The income tax expense was comprised of a cash tax component of $48.8 million offset by a future tax recovery of $39.5 million. Based upon Profico's current estimates of 2006 operating results and budgeted capital expenditures, the full amount of cash taxes for 2005 was recognized in the first quarter. This timing distortion occurs because the Profico Energy Partnership has its year-end in January.

Per Share Amounts

Profico did not issue any new Profico Shares or Profico Options during the quarter. There are 7,892,224 Profico Shares outstanding and 360,523 Profico Options with an average exercise price of $53.03 per share.

	Q1 2006	Q1 2005	Q4 2005
EBITDA ($000's)	49,774	41,602	53,189
$ Per share – diluted	6.12	5.30	6.63
Cash Flow ($000's)	(1,114)	17,993	102,931
$ Per share – diluted	(0.14)	2.29	12.84
Net Income ($000's)	20,050	17,853	28,511
$ Per share – diluted	2.47	2.28	3.57

Note:
(1) EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and stock-based compensation expenses. Cash flow is EBITDA less interest and cash taxes.

Liquidity and Capital Resources

Profico minimizes financial risk by maintaining a very strong balance sheet. As at March 31, 2006, Profico's net working capital deficiency was $73 million including an accrued payable for 2006 income taxes of $48.9 million. This amount is based on the first quarter 2006 tax provision and is subject to change depending on cash flow and capital spending during the remainder of the year. The amount drawn under of bank operating line at March 31, 2006 was $18.2 million. Profico has a $70 million bank operating line which could be expanded based on our 2005 year end reserve base.

Business and Financial Risks

The business of finding oil and natural gas reserves in commercial quantities is inherently uncertain and requires significant capital investment. Profico's strategy has been to minimize up-front risk capital by generating new ideas in less competitive areas, resulting in low Crown land acquisition prices. In addition, prospects are acquired through farm-in and joint venture transactions. By employing a highly qualified technical team and maintaining strict control over costs throughout the capital expenditure cycle, Profico has built a high quality asset base at low cost. A key component to Profico's cost control is planning development projects in advance to maximize cost efficiencies and achieve economies of scale.

Oil and natural gas production is subject to various risks including operational and reservoir risk, marketing and production risk as well as environmental and safety risks. Profico mitigates operational and reservoir risks by adhering to good oilfield practices, by being the operator of wells and facilities wherever possible and by employing highly qualified staff and contractors. Marketing risks are managed by using marketing specialists to negotiate sales contracts with financially secure customers. Environmental and safety risks are minimized by developing and following proper procedures that meet or exceed the regulatory requirements.

Commodity price volatility has a significant impact on the financial results of oil and natural gas producers. Profico also has exposure to currency exchange rate and interest rate volatility. Profico mitigates these financial risks by maintaining a strong balance sheet and by hedging the price on a portion of our production through forward sales contracts. Since inception, Profico has funded capital expenditures entirely through equity, cash flow from operations and working capital. See also "*Risk Factors*" below.

Significant Accounting Policies

Profico's significant accounting policies are disclosed in Note 1 to the consolidated financial statements included in **Appendix A**. In preparing these consolidated financial statements, certain estimates and assumptions are made. Specifically, the ceiling test and amounts recorded for depletion, depreciation, accretion and asset retirement obligations are based on estimates of proved reserves, future oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Overview of 2005

2005 was a record year for Profico. Field activity levels included drilling 314 net wells (361 gross) nearly all of which were operated by Profico. Despite a wet summer, which delayed pipeline construction by 3 months, Profico's facilities group installed over 185 miles of pipeline and built or expanded 10 natural gas facilities. Of the $40.8 million invested in facilities, gathering systems and equipment, approximately $22 million was spent in the fourth quarter. As a result of these activities, Profico's production grew to 18,000 boe/day by the end of 2005. On a year over year basis, Profico's production grew 22% to average 14,668 boe/day in 2005 compared to 12,047 boe/d in 2004. Natural gas accounted for 97% of Profico's 2005 production.

Record commodity prices created a robust operating environment for Profico in 2005. Profico's field price averaged $48.33 per boe compared to $36.61 per boe in 2004, an increase of 32%. In particular, the 2005 fourth quarter natural gas price was $10.67 per mcf ($63.93 per boe) as a result of the Gulf of Mexico hurricanes.

Due to its low cost structure, Profico's field netbacks increased by 36% to average $34.40 per boe in 2005 compared to $25.25 per boe in 2004. Profico's general and administrative expense decreased to $0.80 per boe in 2005 compared to $0.91 per boe in 2004.

During 2005, Profico completed the Range LP Arrangement which provided shareholders an opportunity to participate as limited partners in Range LP, a limited partnership that holds various oil and natural gas royalty interests and fee title lands. See "*General Development of the Business*"

The biggest financial negative to Profico in 2005 was a $60 million payment ($36 million after tax) to settle the litigation commenced by Husky in April 2003. See "*General Development of the Business*". While this payment was painful, it did clear the "litigation cloud" and allowed Profico to pursue the objective of looking at strategic alternatives to provide shareholder liquidity. In October 2005, Profico engaged Tristone to advise it in this process. In January 2006, a data room was opened and presentations were made to various qualified entities. See "*The Arrangement – Background to the Profico Arrangement*".

Financial Results

Settlement of the Husky litigation had a material impact on Profico's 2005 financial results and accordingly the table below presents cash flow from operations and net income for 2005 both including and excluding this cash settlement.

		2003		**2004**		**2005**		**Excluding Litigation 2005**
Cash flow ($000s)	$	60,629	$	93,916	$	**102,931**	$	162,931
Per diluted share	$	8.19	$	12.02	$	**12.84**	$	20.42
Per boe	$	19.10	$	21.36	$	**19.22**	$	30.43
Net income ($000s)	$	20,727	$	34,951	$	**28,511**	$	64,511
Per diluted share	$	2.82	$	4.47	$	**3.57**	$	8.09
Per boe	$	6.57	$	7.95	$	**5.33**	$	12.05

Capital Investments

Profico invested $128.5 million of capital in 2005 consisting of $109.7 million on exploration and development and $18.8 million on asset acquisitions.

Profico's primary asset acquisition for $17.5 million included 82,000 net acres of land on the west side of its Shackleton natural gas field, 1.2 Mmcf/d of natural gas production and extensive production infrastructure. Post

acquisition, Profico drilled 24 wells on these lands and increased production from this area to 2.6 Mmcf/d by the end of 2005. Profico's capital program for 2006 includes over 100 net wells on these lands.

Profico's exploration and development expenditures included $4.3 million for undeveloped land purchases and lease retentions, $3.2 million for seismic and geological costs, $64.8 million for drilling and completions and $37.4 million for facilities, gathering systems and equipment.

Profico's undeveloped land purchases amounted to $2.9 million for 37,000 net acres for an average cost of $76 per acre. Lease retention costs amounted to $1.4 million during 2005.

Profico's 2005 seismic program was largely weighted to the first quarter in which two thirds of the year's expenditures were made. In 2005 Profico shot 174 miles of 2D and 32 square miles of 3D seismic, compared to 176 miles of 2D and one square mile of 3D seismic in 2004. Average seismic cost per mile decreased in 2005 compared to 2004 as most of the 2005 program was in the central region where the terrain is primarily farm land.

The number of net wells drilled in 2005 increased to 314 wells compared to 287 in 2004. Profico's costs for drilling and completions increased to $64.8 million, compared to $49.2 million in 2004, a cost increase of 20% per well. Profico's analysis of these costs in 2005 indicates that approximately 8% of the 2005 increase was due to cost increases from suppliers and another 3% results from weather delays due to wet operating conditions during much of the summer. The remainder of the difference was due to the nature of Profico's activities which included nearly $5 million invested on re-completion activities.

Facility and equipment expenditures in 2005 totaled $18.9 million (including $3.4 million relating to the first quarter acquisition) compared to $14.2 million in 2004. This increase was due to a higher number of wells tied in during 2005 and construction or expansion of 10 facilities compared to 8 facility upgrades in 2004.

The majority of Profico's 2005 pipelining activity was concentrated in the fourth quarter as a result of wet weather delays. As well, pipelining for the 2006 first quarter drilling program in central Shackleton was conducted in the fourth quarter of 2005 pursuant to environmental requirements. Over 185 miles of gas gathering lines were installed in 2005. In total, the gathering systems installed in 2005 cost $21.9 million compared to $15.8 million in 2004.

Capital Expenditure Summary

(000s)		2003		2004		**2005**		% Change 2004/2005
Land and property acquisitions	$	6,669	$	30,614	$	**19,549**	$	-36%(1)
Seismic and geological		2,489		4,710		**3,150**		-33%
Drilling and completions		35,572		49,239		**64,813**		+32%
Equipment and facilities		11,261		14,215		**18,932**		-33%
Pipeline and gathering systems		13,757		15,782		**21,852**		+38%
Vehicles and head office		150		194		**228**		+18%
	$	69,898	$	114,754	$	**128,524**		+12%
Natural Gas		93%		99%		**99%**		
Oil		7%		1%		**1%**		

Note:

(1) This table does not include amounts capitalized as asset retirement costs. The 2005 amounts do not include the conveyance of assets to Range LP in May, 2005 which was recorded at net book value.

Production and Operating Results

Profico's 2005 average production of 14,668 Boe/d is comprised of 85.5 Mmcf/d of natural gas and 426 Bbl/d of oil. Profico's fourth quarter production averaged 15,851 Boe/d including 92.7 Mmcf/d of natural gas and 401 Bbl/d of oil. The 2005 growth in production was entirely due to increased natural gas volumes as Profico's year over year natural gas production increased by 28% (fourth quarter volumes are up 20% over the fourth quarter of 2004).

Netbacks

The following tables summarizes Profico's field operating netbacks:

Natural Gas ($/mcf)		2003		2004		**2005**		Q4 2005	% Change 2004/2005
Field sales price [1]	$	5.95	$	6.17	$	**8.11**	$	10.78	+31%
Royalties		1.63		1.48		**1.93**		2.86	+30%
Operating cost		0.37		0.37		**0.39**		0.40	+5%
Netback		3.95	$	4.32	$	**5.80**	$	7.53	+34%
Royalty %		27%		24%		**24%**		27%	-
Average production (Mmcf/d)		44.4		66.7		**85.5**		92.7	+28%
Oil ($/Bbl)		2003		2004		**2005**		Q4 2005	% Change 2004/2005
Field sales price [1]	$	27.46	$	31.64	$	**37.12**	$	35.06	+17%
Royalties		4.62		6.27		**7.34**		6.77	+17%
Operating cost		6.63		8.35		**8.53**		6.35	+2%
Netback		16.21	$	17.02	$	**21.26**	$	21.94	+25%
Royalty %		17%		20%		**23%**		19%	+17%
Average production (Mmcf/d)		1,292		927		**426**		401	-54%

Note:

(1) Net of transportation and marketing expenses and before hedging gains or losses.

Revenues

Profico's 2005 revenue of $254.7 million was comprised of $263.7 million of petroleum and natural gas revenue (before transportation expense of $4.9 million), $1.0 million of revenue from royalties and equity income from Range LP and a hedging loss of $9.9 million from natural gas financial swaps settled during 2005. In comparison, our 2004 revenue of $159.8 million included $165.2 million of petroleum and natural gas revenue (before transportation expense of $4.3 million), $1.5 million of revenue from royalties and a hedging loss of $6.9 million from natural gas financial swaps settled during 2004.

Royalties

On a corporate basis Profico's average royalty burden remained at 24% for both 2005 and 2004. The split between crown and non-crown royalties changed slightly as Profico's Crown royalty burden decreased to 18% from 19% in 2004 due to lower average production per well and the non-crown royalty rate increased to 6% from 5% due to royalties payable to Range LP effective July 2005. The actual amount of royalties expensed in 2005 increased to $61.1 million from $38.1 million in 2004 in line with the increase in petroleum and natural gas revenue.

Transportation Expense

Transportation costs incurred increased to $4.9 million in 2005 from $4.3 million in 2004. Transportation expense includes the cost of transporting natural gas from the wellhead to other sales points, primarily TEP (TransGas Energy Pool) as well as marketing costs incurred on the sale of both oil and natural gas.

The year over year increase was due to higher volumes of natural gas being sold at TEP in 2005.

Operating Expenses

Operating expenses increased by 13% in 2005 to $13.5 million from $11.9 million in 2004. The increased weighting of natural gas production in 2005 resulted in a reduction in Profico's operating costs per unit to $2.51 per boe compared to $2.70 per boe in the previous year. Profico believes that its operating costs are among the lowest in the industry and reflect its modern infrastructure and efficient operations.

General and Administrative

General and administration expenses increased 8% to \$4.3 million from \$4.0 million in 2004. As with operating costs, Profico's general and administration expense decreased on a unit of production basis to \$0.80 per boe in 2005 compared to \$0.91 per boe in 2004. While Profico does not capitalize any general and administrative costs, gross general and administrative expenses are reduced by industry standard overhead recoveries on field operations. As the scope of Profico's operations has grown, these overhead recovery amounts have grown faster than Profico's gross general and administrative costs.

Interest Expense

Interest expense amounted to \$1.0 million 2005 compared to \$ nil in 2004. Over half of this expense was incurred in the fourth quarter of 2005 as settlement of the Husky litigation at the end of the third quarter caused an increase in the amount drawn under Profico's bank operating line.

Stock-Based Compensation

Stock-based compensation expense reflects the annual charge for stock options awarded to employees and directors. The fair value of these options is calculated on the date the options are granted using the Black Scholes option pricing model and expensed over the vesting period. The increase in this expense to \$1.0 million from \$0.5 million in the prior year was due to additional stock options awarded at higher prices in 2005.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense increased to \$53.5 million from \$33.9 million in 2004. The depletion and depreciation rate averaged \$9.92 per boe compared to \$7.65 per boe in 2004. This rate increase combined with increased production volumes account for the 58% increase in depletion and depreciation expense. Accretion expense results from asset retirement obligations being accreted for the passage of time.

Income and Other Taxes

Profico's tax provision includes large corporations' tax, Saskatchewan capital tax and resource surcharge, current income taxes and future income taxes. The total amount of cash taxes in 2005 is \$7.1 million compared to \$7.7 million in 2004. The decrease was due to cash income taxes in 2005 of \$1.0 million compared to the 2004 amount of \$3.7 million offset by higher Saskatchewan resource surcharge due to higher petroleum and natural gas revenues earned in the Province of Saskatchewan. The combined federal and provincial income tax rate for Profico decreased to 40.8% in 2005 from 41.9% in 2004.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Overview of 2004

During 2004, the oil and gas industry experienced record levels of activity fueled by strong commodity prices and favorable capital markets. Profico's large asset base enabled it to conduct an active capital program without significant exposure to rising industry costs. Profico's exploration efforts focused on low cost potentially high reward natural gas prospects. Profico's land purchases and acquisitions were restricted to selective and somewhat unique packages most notably an acquisition of royalty interests in the Shackleton area.

- Highlights of Profico's 2004 activities and financial results are as follows:
- Natural gas production increased by 50% to average 66.7 Mmcf/day.
- Natural gas accounted for 92% of Profico's 2004 production (97% at year end).
- Exited 2004 with production of 14,400 boe/day compared to 11,700 boe/day at the end of 2003.

- Drilled 287.2 net wells including 281.2 natural gas wells.
- Increased total proved plus probable reserves by 10% including a 35% increase in proved producing reserves.
- Proved plus probable natural gas reserves (net of royalties) increased by 17%.
- Net undeveloped acreage increased 9% to 782,400 acres.
- Acquired 176 miles of 2D and 1.2 square miles of 3D seismic.
- Reduced operating costs to $2.70 per boe compared to $2.86 per boe in 2003.
- Reduced general and administrative costs to $0.91 per boe from $0.93 per boe in 2003.
- Cash flow increased 55% to $12.02 per diluted share.
- Net income increased 68% to $4.47 per diluted share.
- Return on capital invested in 2004 of 28%.

Analysis of Capital Invested

In 2004, Profico invested $114.8 million compared to $69.9 million in 2003. In December 2004 Profico completed a significant acquisition in which it paid $18.5 million of cash plus its oil producing assets in the Winter area of the Central Region to acquire the overriding royalty interests in the Shackleton natural gas area. While this transaction resulted in a decrease in Profico's daily oil production of 500 barrels per day it significantly reduced its corporate royalty rate. The value of this royalty was expected to grow as Profico continued to develop the Shackleton natural gas field. The remainder of Profico's land and property acquisition expenditures in 2004 included $6.4 million for undeveloped land that increased Profico's undeveloped acreage by 9%, $4.7 million on various small acquisitions and $1.0 million on lease retentions.

2004 field activities included drilling 287 net wells, expanding or building eight new natural gas facilities, installing 183 miles of pipeline and shooting 176 miles of 2D seismic and 1.2 square miles of 3D seismic. The comparable activity levels for 2003 were 241 net wells drilled, expansion or construction of five natural gas facilities, over 200 miles of pipeline installed and 135 miles of seismic acquisition. High levels of industry activity combined with rising commodity prices (particularly steel) put upward pressure on costs during 2004. Overall, these cost pressures increased Profico's average cost by less than 5% in 2004.

Capital Expenditure Summary

(000s)	2002	2003	**2004**	% Change 2003/2004
Land and property acquisitions	$ 9,492	$ 6,669	$ **30,614**	$ +359%
Seismic and geological	2,344	2,489	**4,710**	+89%
Drilling and completions	19,028	35,572	**49,239**	+26%
Equipment and facilities	9,897	11,261	**14,215**	+26%
Pipeline and gathering systems	6,341	13,757	**15,782**	+15%
Vehicles and head office	151	150	**194**	+29%
	$ 47,253	$ 69,898	$ **114,754**	+64%
Natural Gas	93%	93%	**99%**	
Oil	7%	7%	**1%**	

Production and Operating Results

Profico exited 2004 with production of 14,400 boe/day, a 24% increase over the 2003 exit rate of 11,700 boe/day. Growth in Profico's natural gas production accounted for all of this increase as oil production decreased by 500 boe/day as a result of the disposition of Profico's Winter properties in December 2004.

Average production during 2004 was 12,047 boe/day including 66.7 Mmcf/day of natural gas and 927 Bbl/day of oil. This was a 39% increase over Profico's average production of 8,696 boe/d in 2003. Natural gas accounted for 92% of 2004 production compared to 85% of 2003 production.

Commodity prices increased during 2004 with WTI oil averaging US $41.38 per barrel compared to US $31.07 per barrel in 2003 and Henry Hub natural gas averaging US $6.19 per mmbtu compared to US $5.50 per mmbtu in 2003. The strengthening of the Canadian dollar versus the $US offset some of this price increase as our average exchange rate in 2004 was $0.769 US/$Cdn compared to $0.721 in 2003.

Profico's field price realizations (net of transportation and marketing costs) in 2004 averaged $6.17 per mcf at the plant gate for our natural gas ($5.95 per mcf in 2003) and $31.64 per barrel of oil ($27.46 per barrel in 2003).

Overall Profico's field price increased 6% to $36.61 per boe compared to $34.46 per boe in 2003. Royalty rates decreased to a corporate average of 24% from 26% and operating costs decreased to average $2.70 per boe compared to $2.86 per boe in 2003. The decrease in operating costs is due to the shift in Profico's product mix from 85% natural gas in 2003 to 92% natural gas in 2004. The decrease in royalty rates was due to a higher percentage of Profico's production from wells drilled after October 2002 when Saskatchewan improved its royalty structure, the acquisition of overriding royalty interests in the Shackleton area and a decrease in the average monthly production per well. Profico's field netbacks in 2004 averaged $25.25 per boe compared to $22.61 per boe in 2003.

Netbacks

Natural Gas ($/mcf)		2002		2003		**2004**	% Change 2004/2005
Field sales price (1)	$	4.38	$	5.95	$	**6.17**	+4%
Royalties		1.22		1.63		**1.48**	-9%
Operating cost		0.61		0.37		**0.37**	-
Netback		2.55		3.95	$	**4.32**	+9
Royalty %		28%		27%		**24%**	-11%
Average production (Mmcf/d)		9.7		44.4		**66.7**	+50%
Oil ($/Bbl)		2002		2003		**2004**	% Change 2004/2005
Field sales price (1)	$	27.86	$	27.46	$	**31.64**	+17%
Royalties		5.23		4.62		**6.27**	+36%
Operating cost		6.16		6.63		**8.35**	+26%
Netback		16.47	$	16.21	$	**17.02**	+5%
Royalty %		19%		17%		**20%**	+18%
Average production (Mmcf/d)		941		1,292		**927**	-28%

Note:

(1) Net of transportation and marketing expenses and before hedging gains or losses.

In 2004, Profico incurred $4.3 million of transportation and marketing charges compared to $2.4 million in the previous year. The main reasons for this increase was due to higher volumes of gas being contracted for sale at points other than the wellhead and the increase in natural gas production volumes in 2004. Profico sold approximately 85% of its natural gas at TEP (TransGas Energy Pool) in 2004. On these sales, Profico contracts TransGas (the Saskatchewan gas transmission company) to ship the natural gas from our facilities to the sales point. On sales of natural gas made at the wellhead, the natural gas purchaser is responsible for such transportation charges.

In 2004, Profico realized $6.9 million of hedging losses including $1.9 million on oil hedges and $5.0 million on natural gas hedges. In 2003 hedging losses amounted to $6.6 million including $1.6 million on oil and $5.0 million on natural gas.

Financial Results

Growth in production of 39% combined with 12% higher field netbacks produced record financial results for Profico in 2004. Earnings before interest, taxes, depletion and amortization (EBITDA) amounted to $101.6 million, a 60% increase over the 2003 amount of $63.6 million. Cash flow from operations was $93.9 million, up 55% from 2003 and net income increased 68% to $35.0 million.

		2002		2003		**2004**		% Change 2004/2003
Cash flow ($000s)	$	14,519	$	60,629	$	**93,916**	$	+55%
Per diluted share	$	2.26	$	8.19	$	**12.02**	$	+47%
Per boe	$	15.52	$	19.10	$	**21.36**	$	+12%
Net income ($000s)	$	3,996	$	20,727	$	**34,951**	$	+68%
Per diluted share	$	0.62	$	2.82	$	**4.47**	$	+59%
Per boe	$	4.27	$	6.57	$	**7.95**	$	+21%

General and administrative expenses increased to $4.0 million in 2004 from $3.0 million in 2003 primarily due to higher staffing costs. On a boe basis general and administrative costs decreased to $0.91 per boe from $0.93 in 2003. Profico incurred no interest expense during 2004 as interest and standby charges on its bank operating line during the year were offset by interest income and foreign exchange gains.

Depletion, depreciation and accretion expense increased to $33.9 million from $19.1 million in 2003. The depletion and depreciation rate averaged $7.65 per boe compared to $6.00 per boe in 2003. This rate increase combined with growth in Profico's production volumes account for the 76% increase in depletion and depreciation expense. Accretion expense results from adoption of the new accounting standards for asset retirement obligations. The asset retirement obligation liability is based on a net present value calculation and consequently the passage of time results in an accretion expense. The new accounting rules for asset retirement obligations also resulted in higher depletion and depreciation charges as the estimated asset retirement costs were included in the capital assets. These accounting changes were booked on a retroactive basis with restatement of the prior periods.

Stock based compensation expense reflects the annual charge for stock options awarded to employees and directors. The fair value of these options is calculated on the date the options are granted using the Black Scholes option pricing model and expensed over the vesting period. The increase in this expense to $0.5 million from $0.4 million in the prior year was due to additional stock options awarded in 2004. Profico's employee stock options vest over three years and expire after five years if unexercised.

Profico's tax provision includes large corporations' tax, Saskatchewan capital tax and resource surcharge, current income taxes and future income taxes. The total amount of cash taxes in 2004 was $7.7 million compared to $3.0 million in 2003. The increase was due to cash income taxes in 2004 of $3.7 million and higher Saskatchewan resource surcharge resulting from increased sales of oil and natural gas in the Province. The combined federal and provincial income tax rate for Profico decreased to 41.9% in 2004 from 43.3% in 2003.

DESCRIPTION OF CAPITAL STRUCTURE

Profico is authorized to issue an unlimited number of Profico Shares, an unlimited number of non-voting shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Only Profico Shares are issued and outstanding.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Profico Shares.

Profico Shares

Profico is authorized to issue an unlimited number of Profico Shares. Holders of Profico Shares are entitled to one vote per share at meetings of shareholders of Profico, to receive dividends if, as and when declared by the board of directors and to receive *pro rata* the remaining property and assets of Profico upon its dissolution or winding-up, subject to the rights of shares having priority over the Profico Shares.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Profico, effective December 31, 2005 and March 31, 2006. Reference should also be made to the historical consolidated financial statements of Profico attached as **Schedule A** to this Appendix.

Designation	Authorized	Outstanding as at December 31, 2005	Outstanding as at March 31, 2006
Profico Shares	Unlimited	$54.1 million (7,892,224 shares)(1)	$54.1 million (7,892,224 shares)(1)
Bank Loan	$70 million	$34.6 million	$18.2 million

Note:

(1) At December 31, 2005 and March 31, 2006 Profico also had 360,523 Profico Options outstanding at a weighted average exercise price of $53.03 per share.

STOCK OPTION PLAN

Profico has adopted a stock option plan for directors, officers and employees which permits the granting of Profico Options to purchase Profico Shares. The number of Profico Options and the exercise price thereof is set by the board of directors, at the time of grant, provided that the exercise price shall not be less than the current market price of the Profico Shares. The maximum number of Profico Shares that may be reserved for issuance pursuant to Profico granted under the plan may not exceed 10% of the number of outstanding Profico Shares. The plan does not provide for financial assistance to optionees in respect of the exercise of stock options. Profico Options granted under the plan may be exercisable for a period as determined by the Profico Board, and may vest at such times as the Profico Board, or any committee thereof, may determine at the time of grant.

As at May 24, 2006, there were 360,523 Profico Options issued and outstanding as more fully described below:

Name	Date of Grant	Securities under Options granted (#)	Exercise or base price ($/security) (4)	Market value of securities underlying Options on date of grant ($/security) (3)	Expiration Date
All officers (4) (1)	January 15, 2003	20,002	24.17	30.00	January 15, 2008
	March 31, 2004	33,334	44.17	50.00	March 31, 2009
	March 14, 2005	48,000	74.17	80.00	March 14, 2010
All Directors (3) (1)	August 15, 2002	2,000	11.17	17.00	August 15, 2007

Name	Date of Grant	Securities under Options granted (#)	Exercise or base price ($/security) (4)	Market value of securities underlying Options on date of grant ($/security) (3)	Expiration Date
	January 15, 2003	4,168	24.17	30.00	January 15, 2008
	March 31, 2004	6,002	44.17	50.00	March 31, 2009
	March 14, 2005	7,200	74.14	80.00	March 14, 2010
All Other Employees	March 27, 2002	5,294	11.17	17.00	March 27, 2007
	August 15, 2002	5,002	11.17	17.00	August 15, 2007
	October 1, 2002	3,000	19.67	25.50	October 1, 2007
	January 15, 2003	45,253	24.17	30.00	January 15, 2008
	March 31, 2004	70,668	44.17	50.00	March 31, 2009
	March 14, 2005	12,000	64.17	70.00	January 1, 2010
	March 14, 2005	77,600	74.17	80.00	March 14, 2010
	April 11, 2005	9,000	84.17	90.00	April 11, 2010
	July 18, 2005	12,000	84.17	84.17	July 18, 2010

Notes:

(1) Represents Profico Options held by Profico's four executive officers.

(2) Includes Directors who are not also executive officers and one non-executive officer.

(3) As there is no public market for the Profico Shares, Profico Options granted prior to 2005 were priced based on the Profico Board's assessment of the fair market value of the Profico Options. The 2005 price was based upon "grey market" trades in the three months leading up to the grants.

(4) The Range Royalty LP transaction in July 2005 resulted in a return of capital of $5.83 per share. The exercise price of all options outstanding at the effective date of the Range LP arrangement was reduced by $5.83.

PRIOR SALES

The only Profico Shares issued in the twelve months preceding the date hereof is as set forth below:

Date Issued	Number of Profico Shares Issued	Price ($/share)
April 15, 2005	40,825 (1)	14.82
April 30, 2005	2,332 (1)	35.71
July 14, 2005	329,544 (1)	16.18

Note:

(1) All of these Profico shares were issued upon exercise of Profico Shares.

PRINCIPAL SHAREHOLDERS

Other than as set forth in the table below, to the knowledge of Profico, as of the date of this Information Circular, there are no persons who own, directly or indirectly, or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of voting securities of Profico.

Name	Type of Ownership	Profico Shares	Percentage of all Voting Securities
Clayton H. Woitas	Of record	1,678,682	21.3%

Note:

(1) Mr. Woitas also holds 22,001 Profico Options at exercise prices ranging from $24.17 to $74.17. See "*Executive Compensation*" below.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The names and municipalities of residence of all of the directors and officers of Profico, the approximate number of Profico Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations is as follows:

Name and Municipality of Residence	Number of Profico Shares Held (3)	Office Held	Director Since	Principal Occupation
Clayton H. Woitas (1)(2) Calgary, Alberta	1,678,682	President and Chief Executive Officer	2000	Chairman, President and Chief Executive Officer of Profico.
James W. Davie (1)	82,232	Director	2000	Independent businessman. Director of NAV Energy Trust and Taylor NGL Limited Partnership. Prior to July 1, 2002, Managing Director of RBC Dominion Securities Inc. (investment bankers).
David O'Brien (2) Calgary, Alberta	110,706	Director	2001	Chairman of the Board of EnCana Corporation and Chairman of the Board of the Royal Bank of Canada. Mr. O'Brien is a director of Inco Limited, Molson Coors Brewing Company and TransCanada Corporation. Mr. O'Brien is also a director of the E & P Limited Partnership (private). He was interim Chief Executive Officer of PanCanadian Petroleum Limited from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form EnCana Corporation. He was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, hotels, and transportation) from May 1996 to October 2001.
Theodore M. Hanlon (1) Calgary, Alberta	88,126	Director	2000	President of The Sage Group Inc., a private holding company with interests in numerous private Saskatchewan oilfield service and supply companies. Mr. Hanlon is a director of Pan-Ocean Energy Corp Ltd.
Jeff S. Lebbert Calgary, Alberta	309,594	Vice-President, Corporate Development	n/a	Vice President, Corporate Development, Profico
Ian R. Currie Calgary, Alberta	89,657	Vice-President, Operations	n/a	Vice-President, Operations, Profico
Margaret A. McKenzie Calgary, Alberta	76,030	Vice-President, Finance and Chief Financial Officer	n/a	Vice President, Finance and Chief Financial Officer, Profico
Grant A. Zawalsky Calgary, Alberta	17,466	Corporate Secretary	n/a	Partner, Burnet, Duckworth & Palmer LLP

Notes:

(1) Member of the audit and technical committee.

(2) Member of the human resource and corporate governance committee.

(3) Does not include an aggregate of 120,760 Profico Options held by these directors and officers.

Each of the directors of Profico will hold office until the first annual meeting of the Profico shareholders or until his successor is duly elected or appointed, unless his office be earlier vacated in accordance with the Profico's articles or by-laws.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Profico, no director or officer of Profico, or shareholder holding a sufficient number of securities of Profico to affect materially the control of Profico:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or officer of any corporation (including Profico) that while that person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in Profico being the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Zawalsky who was a director of Efficient Energy Resources Ltd. (a private electrical generation company) which agreed to the voluntary appointment of a receiver in 2005 and Mr. O'Brien who resigned as a director of Air Canada on November 26, 2003. On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice providing creditor protection under the *Companies' Creditors Arrangement Act* (Canada). Air Canada also made a concurrent petition under Section 304 of the U.S. Bankruptcy Code. On September 30, 2004, Air Canada announced that it had successfully completed its restructuring process and implemented its Plan of Arrangement.

(b) has within the 10 years before the date of the Information Circular been a director or officer of any corporation (including Profico) that while that person was acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of Profico, no director or officer of Profico, or shareholder holding a sufficient number of securities of Profico to affect materially the control of Profico, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of Profico, no director or officer of Profico, or shareholder holding sufficient securities of Profico to affect materially the control of Profico, or a personal holding company of any such persons has, within 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Profico will be subject in connection with the operations of Profico. In particular, certain of the directors and officers of Profico are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Profico or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Profico. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

DIRECTORS AND OFFICERS COMPENSATION

Summary Compensation Table

The following table sets forth certain information regarding the compensation paid to Profico's President and Chief Executive Officer, Vice-President, Corporate Development, Vice-President, Finance and Chief Financial Officer and Vice-President, Operations.

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Year Ended Dec. 31,	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Clayton H. Woitas President and Chief Executive Officer	2005 2004 2003	206,700 165,375 157,500	165,375 78,750 75,000	7,800 7,200 6,600	12,000 10,000 10,000	- - -	- - -	- - -
Jeff S. Lebbert Vice President, Corporate Development	2005 2004 2003	206,700 165,375 157,500	165,375 78,750 75,000	7,800 7,200 6,600	12,000 10,000 10,000	- - -	- - -	- - -
Margaret A. McKenzie Vice President, Finance and Chief Financial Officer	2005 2004 2003	206,700 165,375 157,500	165,375 78,750 75,000	7,800 7,200 6,600	12,000 10,000 10,000	- - -	- - -	- - -
Ian R. Currie Vice-President, Operations	2005 2004 2003	206,700 165,375 157,500	165,375 78,750 75,000	7,800 7,200 6,600	12,000 10,000 10,000	- - -	- - -	- - -

Options Granted During the Year Ended December 31, 2005

The following table sets forth details with respect to all Profico Options granted to Profico's President and Chief Executive Officer, Vice-President, Corporate Development, Vice-President, Finance and Chief Financial Officer and Vice-President, Operations during 2005.

Name	Securities under Options granted (#)	Percentage of total Options granted to employees in 2005 (%)	Exercise or base price ($/security)	Market value of securities underlying Options on date of grant ($/security) [(1)]	Expiration Date
Clayton H. Woitas	12,000	7.2%	74.17	80.00	March 15, 2010
Jeff S. Lebbert	12,000	7.2%	74.17	80.00	March 15, 2010
Margaret A. McKenzie	12,000	7.2%	74.17	80.00	March 15, 2010
Ian R. Currie	12,000	7.2%	74.17	80.00	March 15, 2010

Notes:

(1) As there is no public market for the Profico Shares, the price was based upon "grey market" trades in the three months leading up to the grant date.

(2) The exercise price was reduced on July 15, 2005 as a result of the Range Royalty LP return of capital in the amount of $5.83.

The following table outlines the number of Profico Shares issuable upon the exercise of outstanding Profico Options, the weighted average exercise price of outstanding Profico Options and the number of Profico Shares available for future issuance under Profico's stock option plan as at December 31, 2005:

	# of Profico Shares to be issued upon exercise of outstanding Profico Options	Weighted-average exercise price of outstanding Profico Options	# of available Profico Shares available for future issuance under Profico's Stock Option Plan
Profico Shares under Profico's Stock Option Plan approved by Profico Shareholders	360,523	$53.03	428,699
Profico Shares under Profico's Stock Option Plan not approved by Shareholders	-	-	-

Note:

(1) Profico's stock option plan permits a floating number of Profico Options equal to 10% of Profico's issued and outstanding Profico Shares to be issued. See "*Stock Option Plan*" above.

Stock Option exercises during the Year Ended December 31, 2005 and Year End Option Values

The following table sets forth, with respect to Profico's President and Chief Executive Officer, Vice-President, Corporate Development, Vice-President, Finance and Chief Financial Officer and Vice-President, Operations, the number of Options exercised and the number of unexercised Options and the value of in-the-money stock Options based upon "grey market" trades in the three months prior to December 31, 2005.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised Options at year-end (#) exercisable / unexercisable	Value of unexercised in-the-money Options at year-end ($) exercisable / unexercisable
Clayton H. Woitas	38,117	2,711,894	0/22,001	0/$1,925,041
Jeff S. Lebbert	54,117	3,723,894	0/22,001	0/$1,925,041
Margaret A. McKenzie	44,118	3,190,614	9,999/22,001	$1,141,518/1,925,041
Ian R. Currie	47,254	3,632,884	3,333/22,001	$336,066/1,925,041

Employment Contracts and Termination of Employment

Profico has entered into employment agreements with each of its officers. The employment agreement with each officer may be terminated by Profico on payment of a severance amount, in lieu of notice, in an amount equal to two times the executive's then current annual salary, plus 20% thereof in lieu of benefits. If within 6 months following a change of control (as defined in the employment agreements), the employment of an officer is terminated by Profico other than for cause or by the officer, the officer is entitled to receive a severance amount equal to two times the officer's current annual salary, plus 20% thereof in lieu of benefits. See also "*The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon – Interests of Persons or Companies Related to Profico" in the Information Circular*".

Compensation of Directors

Profico's directors are not paid any annual retainer fees and not paid for attendance at board or committee meetings, but are entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. As at May 25, 2005 our non-management directors hold a total of 14,236 Profico Options at exercise prices equal to the fair market value of the Profico Shares at the date of the grant.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Profico, or any of their associates, to Profico, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Profico.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation, and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Profico in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Profico is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, value of refined products, the supply/demand balance, and other contractual terms. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires

an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of Alberta and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements, and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. In addition, the pro-rationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America, and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection, and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur, and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery, and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays, and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would

increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "Technical Paper"). In November, 2003 the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry (to a maximum of $2,000,000) to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of ARTC that Profico will be required to include in federal taxable income will be 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Alberta

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m3 exemption is available to production from a reactivated well that has not produced for: (i) a 12 month period, if resuming production in October, November, or December of 1992 or January, 1993; or (ii) a 24 month period, if resuming production in February 1993, or later. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992, is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells), and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997, and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non corporate entities from qualifying for the program. Such rules will not presently preclude Profico from being eligible for the ARTC program.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month, and the value of the oil. For Crown royalty and freehold production tax purposes, crude oil is considered "heavy oil", "southwest designated oil", or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil", or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas, and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. The royalty and production tax classifications of gas production are "fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas", and "old gas". The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

- A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic meters in a month.

- A modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002, was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

- The elimination of the re entry and short section horizontal oil well royalty/tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002, will receive the "fourth tier" royalty/ tax rates and new incentive volumes.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences, and permits for varying terms from two years, and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (Alberta) (the "AEPEA"), which came into force on September 1, 1993, and the *Oil and Gas Conservation Act* (Alberta) (the "OGCA"). The APEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations, and significantly increase penalties. Profico will be committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment, and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. Profico believes that it will be in material compliance with applicable environmental laws and regulations. Profico also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

In December, 2002, the Government of Canada ratified the Kyoto Protocol ("Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 "business-as-usual" levels between 2008 and 2012. Given revised estimates of Canada's normal emissions levels, this target translates into an approximately 40% gross reduction in Canada's current emissions. In April 2005, Environment Canada released "Project Green", a working paper giving early indications of how implementation was to be achieved. Large Final Emitters ("LFEs"), being 700 of Canada's largest emitters, will receive a specific reduction target of 45 mt, and will have the opportunity to purchase domestic offset and technology credits. The exact mechanism for operating in the domestic credit market has yet to be revealed, and the prospect of non-LFE enterprise participating in that market to any great extent is uncertain. Various incentive funds have also been established to provide seed funding for the purchase of experimental technologies, encourage investment in alternative energy sources, and acquire credits from the domestic and international markets for re-sale to Canadian enterprise.

Environment Canada, in August 2005, released consultation papers for the management of a system of greenhouse gas offsets in the form of tradable and bankable credits. The credits are created by enterprise, individuals, or municipal government through the implementation of projects registered with the to-be-created offset authority. Standards for quantifying greenhouse gas reductions were also proposed in the consultation paper.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near term future of the business.

Commodity Prices

Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists concerns about storage inventory levels and uncertainty in supply prospects.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Oil prices in 2004 and 2005 were kept high by political unrest and supply disruptions. More recently, higher world demands combined with lower inventory levels are responsible for the current price strength.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. The cost of purchasing land and properties similarly increase during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

Industry Consolidation and Competition

Over the past few years, consolidation within the Canadian oil and gas industry has resulted in a significant reduction of the number of junior to intermediate-sized exploration and production companies. American companies have also been acquiring companies and assets in Canada. The strength in commodity prices is expected to result in a continued high level of corporate and asset transactions as buyers strive to increase their asset base and sellers take advantage of high transaction prices.

Along with this merger and acquisition activity, a number of traditional exploration and production companies have recently converted into income or royalty trusts. This trend, which has increased competition for investment dollars and property acquisitions, is expected to continue in the near-term.

Strong commodity prices have increased operating cash flows leading to increased drilling activity. 2004 was another record year for the drilling and related service companies. This level of activity increases competition for oilfield goods and services and may cause drilling and operating costs to increase.

Capital Markets

Generally during the past two years, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. Profico will compete with the numerous new companies and their new stories in obtaining access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

RISK FACTORS

An investment in Profico should be considered highly speculative due to the nature of Profico's activities and the present stage of its development. Investors should carefully consider the following risk factors:

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Profico depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, Profico's existing reserves and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Profico's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Profico will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Profico may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Profico.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, Profico may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to Profico. In accordance with industry practice, Profico is not fully insured against all of these risks, nor are all such risks insurable. Although Profico maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Profico could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on Profico.

Operational Dependence

Other companies operate some of the assets in which Profico has an interest. As a result, Profico has limited ability to exercise influence over the operation of these assets or their associated costs, which could adversely affect Profico's financial performance. Profico's return on assets operated by others will therefore depend upon a number of factors that may be outside of Profico's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project Risks

Profico manages a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic.

Profico's ability to execute projects and market oil and natural gas depends upon numerous factors beyond Profico's control, including:

- the availability of processing capacity;
- the availability and proximity of pipeline capacity;
- the supply of and demand for oil and natural gas;
- the availability of alternative fuel sources;
- the effects of inclement weather;
- the availability of drilling and related equipment;
- unexpected cost increases;
- accidental events;
- currency fluctuations;
- the availability and productivity of skilled labour; and
- regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, Profico could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases. Profico competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Profico's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than Profico. Profico's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing

properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Regulatory

Oil and natural gas operations (exploration, production, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. See "Industry Conditions". Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase Profico's costs, any of which may have a material adverse effect on Profico's business, financial condition and results of operations. In order to conduct oil and gas operations, Profico requires licenses from various governmental authorities. There can be no assurance that Profico will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Profico's exploration and production facilities and other operations and activities emit greenhouse gases which will likely subject Profico to possible future legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Climate Change and Emissions Management Act (partially in force), may require the reduction of emissions (or emissions intensity) produced by Profico's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of Profico. See "*Industry Conditions – Environmental Regulation*".

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Profico to incur costs to remedy such discharge. Although Profico believes that it is in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Profico's financial condition, results of operations or prospects. See "Industry Conditions – Environmental Regulation".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Profico is and will continue to be affected by numerous factors beyond its control. Profico's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Profico may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating

to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Profico's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of Profico's reserves. Profico might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Profico's net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to Profico are in part determined by Profico's borrowing base. A sustained material decline in prices from historical average prices could reduce Profico's borrowing base, therefore reducing the bank credit available to Profico which could require that a portion, or all, of Profico's bank debt be repaid and a liquidation of assets.

Substantial Capital Requirements

Profico anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Profico's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Profico. The inability of Profico to access sufficient capital for its operations could have a material adverse effect on Profico's financial condition, results of operations and prospects.

Additional Funding Requirements

Profico's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Profico may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Profico to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Profico's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, Profico's ability to expend the necessary capital to replace its reserves or to maintain its production will be impaired. If Profico's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Issuance of Debt

From time to time Profico may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Profico's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, Profico may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Profico's articles nor its by-laws limit the amount of indebtedness that Profico may incur. The level of Profico's indebtedness from time to time, could impair Profico's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time Profico may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Profico will not benefit from such increases. Similarly, from time to time Profico may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Profico will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Profico and may delay exploration and development activities. To the extent Profico is not the operator of its oil and gas properties, Profico will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Profico's claim which could result in a reduction of the revenue received by Profico.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth in this Appendix are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Profico's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery facts and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ has used both constant and escalated prices and costs in estimating the reserves and future net cash flows contained in the Profico Reports. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from Profico's oil and gas reserves will vary from the estimates contained in the Profico Reports, and such variations could be material. The Profico Reports are based in part on the assumed success of activities Profico intends to undertake in future years. The reserves and estimated cash flows set out in the Profico Reports will be reduced to the extent that such activities do not achieve the level of success assumed in the Profico Reports.

Insurance

Profico's involvement in the exploration for and development of oil and natural gas properties may result in Profico becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although Profico maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, Profico may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to Profico. The occurrence of a significant event that Profico is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Profico.

Dividends

To date, Profico has not declared or paid any dividends on the outstanding Profico Common Shares. Any decision to pay dividends on the Profico Common Shares will be made by the board of directors of Profico on the basis of Profico's earnings, financial requirements and other conditions existing at such future time. At present, Profico does not anticipate declaring and paying any dividends in the near future.

Conflicts of Interest

Certain directors of Profico are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Directors and Officers – Conflicts of Interest".

Dilution

Profico may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Profico which may be dilutive.

Management of Growth

Profico may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Profico to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Profico to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licenses and Leases

Profico's properties are held in the form of licences and leases and working interests in licences and leases. If Profico or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of Profico's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on Profico's results of operations and business.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Profico is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on Profico and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Profico.

Third Party Credit Risk

Profico is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Profico, such failures could have a material adverse effect on Profico and its cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in Profico's ongoing capital program, potentially delaying the program and the results of such program until Profico finds a suitable alternative partner.

Reliance on Key Personnel

Profico's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Profico. Profico does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of Profico are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Profico will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Profico.

LEGAL PROCEEDINGS

There are no legal proceedings to which Profico is a party or of which any of its assets are subject, which is material to Profico, and Profico is not aware of any such proceedings that are contemplated or pending.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTION

Except as disclosed in the Information Circular or this Appendix, none of the directors or officers of Profico, and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Profico or any of its affiliates.

MATERIAL CONTRACTS

The only material contracts entered into by Profico and affecting Profico, during the past two years or to which any of them will become a party on or prior to the Effective Date, other than during the ordinary course of business is the Arrangement Agreement.

Copies of this agreement may be inspected at the head office of Profico at Suite 2250, 350 – 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N9 during normal business hours from the date of this Information Circular until the completion of the Arrangement.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by Profico during, or related to, Profico's most recently completed financial year other than GLJ, Profico's independent engineering evaluator. None of the designated professionals of GLJ had any registered or beneficial interests, direct or indirect, in any of Profico's securities or other property or of Profico's associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

None of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of us or of any of our associates or affiliates, except that Grant A. Zawalsky, Profico's Corporate Secretary, is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to Profico.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Profico are KPMG LLP, Chartered Accountants, Calgary, Alberta.

Valiant Trust Company, at its principal offices in Calgary, Alberta will be the registrar and transfer agent for the Profico Shares.

SCHEDULE A

Consolidated Financial Statements

PROFICO ENERGY MANAGEMENT LTD.
P.O. BOX 308, STATION "M"
CALGARY, AB, CANADA T2P 2H9

TEL: 403.974.6830
FAX: 403.205.3355
E-mail: info@profico.ca

Profico Energy Management Ltd.

FIRST QUARTER 2006 – FINANCIAL STATEMENTS

FIRST QUARTER 2006 – FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET

($000s except per share amounts)	March 31, 2006 (Unaudited)	December 31, 2005
Assets		
Current assets:		
Accounts receivable	$ 25,479	$ 40,310
Prepaids and deposits	641	576
	26,120	40,886
Investment in Partnership *(Note 1)*	1,583	1,612
Property and equipment *(Note 2)*		
Capital cost	409,659	381,402
Accumulated depletion and depreciation	(129,751)	(111,711)
	279,908	269,691
Total Assets	$ 307,611	$ 312,189
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank operating line	$ 18,165	$ 34,600
Cheques outstanding	1,765	1,888
Accounts payable and accrued liabilities	30,501	45,543
Income taxes payable	48,878	3,402
	99,309	85,433
Asset retirement obligations *(Note 3)*	9,400	8,600
Future income taxes	35,314	74,833
Shareholders' equity: *(Note 4)*		
Share capital	54,063	54,063
Contributed surplus	1,493	1,278
Retained earnings	108,032	87,982
	163,588	143,323
	$ 307,611	$ 312,189

See accompanying notes to financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (UNAUDITED)

($000's except per share amounts)	For the three months ended March 31, 2006	March 31, 2005
Petroleum and natural gas revenues	$ 73,476	$ 56,951
Other income	182	-
	73,658	56,951
Expenses:		
Royalties	17,717	9,873
Transportation and marketing	1,340	1,188
Operating	4,192	3,131
General and administrative	635	1,157
Interest and financial	401	99
Stock-based compensation	215	150
Depletion, depreciation and accretion	18,140	12,215
	42,640	27,813
Income before income taxes	31,018	29,138
Income and other taxes: *(Note 5)*		
Current	50,488	23,510
Future	(39,519)	(12,225)
	10,968	11,285
Net income	20,050	17,853
Retained earnings, beginning of period	87,982	59,471
Retained earnings, end of period	$ 108,032	$ 77,324
Income per share		
Basic	$ 2.54	$ 2.40
Fully diluted	$ 2.47	$ 2.28
Weighted Average Shares Outstanding (000's):		
Basic	7,892	7,445
Fully diluted	8,129	7,844

See accompanying notes to financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

($000's except per share amounts)	For the three months ended March 31, 2006	March 31, 2005
Cash provided by (used in):		
Operations:		
Net income	$ 20,050	$ 17,853
Items not involving cash:		
Other income	29	
Stock based compensation	215	150
Depletion, depreciation and accretion	18,140	12,215
Future taxes	(39,519)	(12,225)
	(1,085)	17,993
Decrease in non-cash working capital from operations	52,474	15,948
Cash provided by operations	51,389	33,941
Financing:		
Issue of common shares	-	941
Bank operating line drawn (repaid)	(16,435)	5,045
Cash provided by (used in) financing	(16,435)	5,986
Investing:		
Property and equipment additions	(27,557)	(41,834)
Increase in non-cash working capital related to investing	(7,274)	630
Cash used in investing	(34,831)	(41,204)
Net cash provided (used) in the period	123	(1,277)
Cheques outstanding, beginning of period	(1,888)	(971)
Cheques outstanding, end of period	$ (1,765)	$ (2,248)

See accompanying notes to financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2006

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Profico Energy Management Ltd. ("Profico" or the "Company") and its wholly owned subsidiaries and partnership. Profico's investment in Range Royalty Limited Partnership (Range LP) is accounted for using the equity method whereby the original investment is increased by Profico's share of income and reduced by the amount of distributions received in each reporting period.

These interim financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2005. The disclosures provided below should be read in conjunction with the December 31, 2005 financial statements and accompanying notes.

2. PROPERTY AND EQUIPMENT

March 31, 2006		Cost		Accumulated Depletion		Net Book Value
($000's)						
Petroleum and natural gas properties	$	273,585	$	86,595	$	186,990
Facilities and well equipment		126,496		40,163		86,333
Asset retirement costs		8,600		2,510		6,090
Head office		978		483		495
	$	409,659	$	129,751	$	279,908

December 31, 2005		Cost		Accumulated Depletion		Net Book Value
($000's)						
Petroleum and natural gas properties	$	254,246	$	73,955	$	180,291
Facilities and well equipment		118,323		35,168		83,155
Asset retirement costs		7,900		2,145		5,755
Head office		933		443		490
	$	381,402	$	111,711	$	269,691

The cost of unproven lands excluded from the depletion calculation was $18.7 million at December 31, 2005. The estimated future development cost included in the depletion calculation was $182.9 million at December 31, 2005. These numbers have not been updated at March 31, 2006.

3. ASSET RETIREMENT OBLIGATIONS

The net present value of Profico's total asset retirement obligation is estimated to be $9.61 million, with the undiscounted value being $22.0 million. A credit adjusted risk-free rate of 6.0% (2005 – 8.05) and an inflation rate of 1.5% (2005 – 1.5%) was used to calculate the fair value of asset retirement obligations.

4. SHAREHOLDERS' EQUITY

a) SHARES AUTHORIZED:

Unlimited number of voting and non-voting common shares.
Unlimited number of two classes of preferred shares.

b) VOTING COMMON SHARES ISSUED AND OUTSTANDING:

	Number of Shares		**Amount (000's)**
Balance, December 31, 2004	7,430,323	$	62,212
Employee stock options exercised for cash	461,901		7,111
Transfer from contributed surplus on exercise of options	–		671
Distribution of capital on formation of Range LP	–		(46,011)
Excess of fair market value over net book value of properties transferred to Range LP	–		33,080
Future tax effect of capital transactions	–		(3,000)
Balance, December 31, 2005 and March 31, 2006	**7,892,224**	**$**	**54,063**

c) STOCK OPTIONS:

The Corporation has established a stock option plan whereby officers, directors and employees may be granted options to purchase common shares. Stock options are granted for a term of five years and vest over three years from the date granted. The maximum number of options that may be granted under the plan is 10% of the number of common shares outstanding.

Summary of Options	Issued	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
December 31, 2004	666,150	$ 22.80	380,492	$ 12.70
Options granted	165,800	80.54	–	–
Exercised for cash	(461,901)	15.07	461,901	15.07
Cancelled	(9,526)	42.07	–	–
Options vested	–	–	156,198	30.14
December 31, 2005 and March 31, 2006	360,523	$ 53.04*	74,789	$ 28.66*

*As at July 15, 2005 the exercise price of the outstanding options was reduced by $5.83 in accordance with the terms of the Option Agreement, consistent with the return of capital on all outstanding shares of Profico resulting from approval of the Plan of Arrangement (see note 2).

D) CONTRIBUTED SURPLUS:

	(000's)
Balance, January 1, 2005	$ 964
Stock based compensation	985
Transfer to share capital on exercise of options	(671)
Balance, December 31, 2005	1,278
Stock based compensation	215
Balance, March 31, 2006	$ 1,493

Stock based compensation expense is calculated using the Black Scholes option Pricing model. The underlying assumptions used are a risk-free interest rate of 3%, expected life of the options of 5 years and expected volatility of 1%. The weighted average fair value of options granted in 2005 was $11.72 per option.

5. **INCOME AND OTHER TAXES**

The provision for income and other taxes differs from the amount obtained by applying the combined Federal and Provincial income tax rate of 38.6% (40.8% in 2005) to income before income and other taxes. The difference relates to the following items:

(000's)	March 31, 2006	March 31, 2005
Statutory tax rate	38.1%	40.8%
Expected tax expense	$ 11,761	$ 11,888
Non-deductible Crown payments	1,423	2,265
Resource allowance	(1,789)	(3,087)
Capital tax and Saskatchewan resource surcharge	1,631	1,257
Reduction in statutory income tax rates	(2,056)	(1,123)
Other	(2)	85
Provision for taxes	$ 10,968	$ 11,285

The first quarter provision for income taxes includes a $49.6 million ($22.2 million in 2005) current expense and a future recovery of $41.6 million ($12.2 million in 2005) as a result of the Profico Energy Partnership year-end occurring on January 31st.

6. SUBSEQUENT EVENT

Profico and Focus Energy Trust ("Focus") entered into an arrangement agreement dated April 23, 2006, as amended and restated May 24, 2006 (the "Arrangement") that provides for the acquisition of Profico by Focus. Pursuant to the Arrangement, Focus will issue a combination of 31 million trust units, 10 million limited partnership units, exchangeable for trust units on a one-for-one basis, and pay approximately $199.1 million in cash to Profico shareholders. On completion of the Arrangement, Profico shareholders will own approximately 51% of the Focus trust units, calculated on a fully-diluted basis. As part of the Arrangement, Clayton Woitas, David O'Brien and Jeff Lebbert will join the board of FET Resources Ltd., the administrator of Focus. In addition, Profico shareholders will receive common shares in Spur Resources Ltd. ("Spur"), an exploration and growth focused oil and natural gas company. Prior to the effective date of the Arrangement, Profico will cause the vesting of all outstanding options and will amend the stock option plan to allow the option holders to sell their options to Profico at a price of $155.00 per option less the exercise price of the option. Those option holders who choose not to sell their options to Profico will be required to exercise their options prior to the effective date.

The Arrangement is subject to regulatory and court approval, the approval of 66 2/3% of the securityholders of Profico, and a majority of the unitholders of Focus. It is expected that the meetings will be held on June 26, 2006, with the Arrangement effective June 27, 2006. The Arrangement has been approved by each of Profico's and Focus' Board of Directors, who have received satisfactory fairness opinions from their respective financial advisors. An information circular, prepared jointly by Profico and Focus, describing the Arrangement and matters relating thereto including the Plan of Arrangement is expected to be mailed at the end of May.

CORPORATE INFORMATION

DIRECTORS

Clayton H. Woitas, *Chairman*
James W. Davie
Theodore M. Hanlon
David P. O'Brien

OFFICERS

Clayton H. Woitas, *President and Chief Executive Officer*
Jeff S. Lebbert, *Vice-President, Corporate Development*
Ian R. Currie, *Vice-President, Operations*
Margaret A. McKenzie, *Vice-President, Finance and CFO*
Grant A. Zawalsky, *Corporate Secretary*

HEAD OFFICE

Suite 2250, 350 - 7th Avenue S.W.
Calgary, AB T2P 3N9
P.O. Box 308, Station "M"
Calgary, AB T2P 2H9
Tel: 403.974.6830
Fax: 403.205.3355
Email: info@profico.ca

TRANSFER AGENT

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Contact: Ms. Debbie LeBlanc
Tel: 403.233.2801
Fax: 403.233.2857
Email: valiant@telusplanet.net

CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S REPORT

Management is responsible for the preparation of the consolidated financial statements and the consistent presentation of all other financial information in this Annual Report. The integrity of the consolidated financial statements is the responsibility of management and, to this end, management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to produce reliable accounting records.

The Board of Directors is responsible for ensuring that management fulfills their responsibilities for financial reporting and internal control. The Board exercises this responsibility primarily through the Audit Committee comprised of a majority of non-management directors.

KPMG LLP are independent auditors appointed by the shareholders of the Corporation. They have performed an audit in accordance with generally accepted auditing standards to enable them to express an opinion on the consolidated financial statements. The Audit Committee has reviewed these consolidated financial statements with management and the auditors, and has reported to the Board of Directors. The Board has approved the consolidated financial statements contained in this Annual Report.

Clayton H. Woitas
President and CEO

Margaret A. McKenzie
Vice-President, Finance and CFO

March 6, 2006

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Profico Energy Management Ltd. as at December 31, 2005 and 2004, and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 6, 2006

CONSOLIDATED BALANCE SHEETS

As at December 31 ($000s)		2005		2004
Assets				
Current assets:				
Accounts receivable	$	**40,310**	$	18,820
Prepaids and deposits		**576**		721
		40,886		19,541
Investment in Partnership *(Note 2)*		**1,612**		-
Property and equipment *(Note 3)*				
Capital cost		**381,402**		269,898
Accumulated depletion and depreciation		**(111,711)**		(62,696)
		269,691		207,202
	$	**312,189**	$	226,743
Liabilities and Shareholders' Equity				
Current liabilities:				
Bank operating line *(Note 5)*	**$**	**34,600**	$	13,980
Cheques outstanding		**1,888**		971
Accounts payable and accrued liabilities		**45,543**		28,318
Income taxes payable		**3,402**		5,314
		85,433		48,583
Asset retirement obligations *(Note 4)*		**8,600**		6,200
Future income taxes *(Note 7)*		**74,833**		49,313
Shareholders' equity:				
Share capital *(Note 6)*		**54,063**		62,212
Contributed surplus *(Note 6)*		**1,278**		964
Retained earnings		**87,982**		59,471
		143,323		122,647
	$	**312,189**	$	226,743

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board

Clayton H. Woitas
Chairman of the Board

Theodore M. Hanlon
Chairman of Audit Committee

March 6, 2006

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the years ended December 31 ($000's except per share amounts)	2005	2004
Petroleum and natural gas revenues	$ 254,278	$ 159,799
Other income	460	-
Total revenue	254,738	159,799
Expenses:		
Royalties	61,152	38,113
Transportation and marketing	4,953	4,267
Operating	13,458	11,859
General and administrative	4,309	3,984
Litigation settlement *(Note 10)*	60,000	-
Interest	864	1
Stock-based compensation	985	540
Depletion, depreciation and accretion	53,515	33,925
	199,236	92,687
Income before income and other taxes	55,502	67,112
Income and other taxes:		
Current	7,071	7,661
Future	19,920	24,500
	26,991	32,161
Net income	28,511	34,951
Retained earnings, beginning of year	59,471	24,520
Retained earnings, end of year	$ 87,982	$ 59,471
Income per share		
Basic	$ 3.71	$ 4.73
Diluted	$ 3.57	$ 4.47
Weighted Average Shares Outstanding (000's):		
Basic	7,685	7,392
Diluted	7,976	7,808

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($000's)	2005	2004
Cash provided by (used in):		
Operations:		
Net income	$ **28,511**	$ 34,951
Items not involving cash:		
Stock-based compensation	**985**	540
Depletion, depreciation and accretion	**53,515**	33,925
Future taxes	**19,920**	24,500
	102,931	93,916
Change in non-cash working capital from operations	**(10,805)**	3,127
Cash provided by operations	**92,126**	97,043
Financing:		
Issue of common shares	**7,111**	865
Range LP debenture	**475**	-
Bank operating line drawn	**20,620**	13,950
Cash provided by financing	**28,206**	14,815
Investing:		
Property and equipment additions	**(128,524)**	(114,754)
Change in non-cash working capital related to investing	**7,275**	3,688
Cash used in investing	**(121,249)**	(111,066)
Net cash provided (used) in the year	**(917)**	792
Cheques outstanding, beginning of year	**(971)**	(1,763)
Cheques outstanding, end of year	$ **(1,888)**	$ (971)
Supplemental disclosure of cash flow information:		
Interest paid	**868**	22
Taxes paid	**5,814**	4,528

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2005 and 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Profico Energy Management Ltd., (the "Corporation" or "Profico") is in the business of exploration, development, acquisition and production of natural gas and crude oil.

(A) BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries and partnership. Profico's investment in Range Royalty Limited Partnership ("Range LP") is accounted for using the equity method whereby the original investment amount is increased by Profico's proportionate share of income and reduced by the amount of distributions received in each reporting period. These statements are presented in accordance with Canadian generally accepted accounting principles.

(B) MEASUREMENT UNCERTAINTY:

The timely preparation of consolidated financial statements requires the use of certain estimates and assumptions. Specifically, the ceiling test and the amounts recorded for depletion, depreciation, accretion, and asset retirement obligations are based on estimates of proven reserves, future crude oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

(C) PROPERTY AND EQUIPMENT:

The Corporation follows the full cost method of accounting for petroleum and natural gas operations. Under this method, all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized into a cost centre. Such costs include those related to lease acquisition, geological and geophysical activities, lease rentals on non-producing properties, drilling of productive and non-productive wells, tangible production equipment, pipelines and production facilities and estimates of asset retirement costs. Gains or losses are not recognized upon disposition of oil and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion by 20% or more.

Costs of acquiring unproven properties are initially excluded from the full cost pool and are assessed yearly to ascertain whether impairment has occurred. When proven reserves are assigned to the property or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the full cost pool. Depletion of petroleum and natural gas properties and depreciation of production equipment are calculated using the unit-of-production method based upon estimated proven reserves, before royalties, as determined by an independent reserves evaluator. For the purposes of the calculation, natural gas reserves and production are converted to equivalent volumes of petroleum based upon relative energy content (6:1).

The Corporation annually applies a "ceiling test" in accordance with the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline AcG-16 to assess whether the carrying amount of the petroleum and natural gas properties is recoverable. Recoverable amount is the estimate of undiscounted cash flows expected from the production of proven reserves, based on assumptions and price forecasts used in the independent engineers' reserve report, plus the lower of cost and market of unproven properties.

When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount exceeds the sum of discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

A portion of the Corporation's exploration and development activities are conducted jointly with others and, accordingly, these consolidated financial statements reflect only the Corporation's proportionate interest in such activities.

(D) ASSET RETIREMENT OBLIGATIONS:

The Corporation recognizes the fair value of the liability associated with the retirement of tangible long-lived assets in the period in which legal obligation is incurred with a corresponding increase in the carrying amount of the asset. This increase in the carrying amount of the asset is charged to income over the life of the asset as part of the provision for depletion and depreciation. The liability for asset retirement obligations is accreted over time for changes in the fair value of the liability through charges to income.

(E) FUTURE INCOME TAXES:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(F) REVENUE RECOGNITION:

Revenue from the sale of petroleum and natural gas is recognized when title passes to an external party.

(G) FLOW-THROUGH SHARES:

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deductions when the expenditures are renounced.

(H) PER SHARE AMOUNTS:

The Corporation has applied the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of "in the money" stock options are used to repurchase common shares at the average market price.

(I) STOCK-BASED COMPENSATION PLANS:

The Corporation accounts for stock-based compensation using the fair value method. Compensation cost attributable to all stock options granted to employees and directors is measured at fair value at the date of grant using the Black Scholes option pricing model and expensed over the vesting period with a corresponding increase to contributed surplus. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(J) HEDGING:

The Corporation sells forward a portion of its future production through commodity swap and option agreements with financial counterparties. The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions in accordance with the CICA accounting guideline for hedging relationships. This guideline requires that the hedge transaction be formally assessed at inception and on an ongoing basis to determine whether it is highly effective in offsetting changes in anticipated cash flows. If the transaction does not meet the requirements for hedge accounting, the gain or loss is recognized in income. If a bona fide hedging transaction is settled early, the gain or loss at settlement is deferred and recognized in the same period as the underlying hedged item is recognized.

2. RANGE ROYALTY LIMITED PARTNERSHIP

Effective May 31, 2005, the Corporation conveyed various royalty interests with a fair value of $48 million to Range Royalty Limited Partnership (Range LP) in exchange for Class A general partnership units, 9% unsecured debentures with a principal amount of $46.5 million, and warrants entitling the holder to acquire Class B limited partnership units. On July 13, 2005 the Corporation received shareholder and court approval for a plan of arrangement in which the shareholders of the Corporation exchanged their old Corporation common shares for new common shares and their pro-rata share of the warrants and debentures that had been issued to the Corporation from Range LP on May 31, 2005. The debentures entitled the holder to a cash payment of $5.83 for each Profico share held and the warrants entitled the holder to acquire a Class B limited partnership unit of Range LP at an exercise price of $5.83 per unit. The effective date of the distribution from the Corporation to its shareholders was July 15, 2005. As a result of this distribution, the Corporation's interest in Range LP was reduced to 3%. The following table summarizes the impact of these transactions on the Corporation's financial statements:

($ 000's)	Increase (Decrease)
Assets:	
Cash receivable from partnership	$ 475
Investment in partnership	1,513
Property and equipment (net book value of assets transferred)	(14,920)
	$ (12,932)
Liabilities and shareholders' equity:	
Future income tax liability	$ 3,000
Share capital (return of capital)	(15,932)
	$ (12,932)

The Corporation, as one of the general partners of Range LP, may be exposed to the commitments and contingencies of Range LP.

The Corporation pays royalties to Range LP on a monthly basis and provides operational and administrative services to Range LP pursuant to a services agreement. During the year ended December 31, 2005, the amount of royalties earned by Range LP was $8.1 million, of which $3.0 million was payable at year-end. The amount charged to Range LP pursuant to the services agreement for the year ended December 31, 2005 was $0.3 million, of which $0.1 million was receivable at year-end.

3. PROPERTY AND EQUIPMENT

(000s) December 31, 2005	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	$ 254,246	$ 73,955	$ 180,291
Facilities and well equipment	118,323	35,168	83,155
Asset retirement costs	7,900	2,145	5,755
Head office	933	443	490
	$ 381,402	$ 111,711	$ 269,691

(000s) December 31, 2004	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	$ 185,755	$ 40,131	$ 145,624
Facilities and well equipment	77,539	20,560	56,979
Asset retirement costs	5,900	1,672	4,228
Head office	704	333	371
	$ 269,898	$ 62,696	$ 207,202

The cost of unproven lands excluded from the depletion calculation was $18.7 million at December 31, 2005 ($15.9 million at December 31, 2004). The estimated future development costs included in the depletion calculation was $182.9 million at December 31, 2005 ($94.2 million at December 31, 2004).

The Corporation's ceiling test calculation, performed at December 31, 2005, resulted in no impairment loss. The future prices used by the Corporation in estimating cash flows were based on forecasts by an independent reserves evaluator, adjusted for the Corporation's quality, transportation, and contract differences. The following table summaries the benchmark prices used in the calculation.

	WTI Oil (US$/bbl)	Exchange Rate	Edmonton Par Crude Oil (Cdn$/bbl)	AECO Gas (Cdn$/MMBtu)
2006	$ 60.00	$ 0.84	$ 70.50	$ 10.35
2007	55.00	0.84	64.75	8.85
2008	51.00	0.84	60.00	8.10
2009	48.00	0.84	56.50	7.55
2010	46.50	0.84	54.75	7.25
2011	45.00	0.84	52.75	6.95
2012	45.00	0.84	52.75	6.95
Average annual increase, thereafter	2%		2%	2%

4. ASSET RETIREMENT OBLIGATIONS

The Corporation's asset retirement obligations result from its responsibility to abandon and reclaim its net share of all working interest properties. The net present value of the Corporation's total asset retirement obligation is estimated to be $8.6 million, with the undiscounted value being $20.8 million. Payments to settle the obligations are expected to occur continuously over the next 30 years with the majority of the obligations being more than 6 years away. A credit-adjusted risk free rate of 8% was used to calculate the present value of the asset retirement obligation.

(000s)	Year Ended December 31 2005	2004
Balance, beginning of year	**$ 6,200**	$ 4,700
Liabilities incurred	**2,000**	1,200
Accretion expense	**400**	300
Balance, end of year	**$ 8,600**	$ 6,200

5. BANK OPERATING LINE

The Corporation has a $70.0 million demand operating facility with a Canadian chartered bank. The credit facility is secured by a general security and floating charge on all assets and bears interest at prime. The Corporation is required to provide the bank with quarterly and annual financial statements and an annual reserve report prepared by independent engineering consultants. At December 31, 2005, $34.6 million was drawn under this facility ($14.0 million as at December 31, 2004).

6. SHAREHOLDERS' EQUITY

(A) SHARES AUTHORIZED:

Unlimited number of voting and non-voting common shares.
Unlimited number of two classes of preferred shares.

(B) VOTING COMMON SHARES ISSUED AND OUTSTANDING:

	Number of Shares	Amount (000s)
Balance, January 1, 2004	7,363,317	$ 61,391
Employee stock options exercised for cash	63,206	675
Flow-through shares awarded	3,800	190
Transfer from contributed surplus on exercise of options	-	41
Future tax effect of flow-through shares	-	(85)
Balance, December 31, 2004	7,430,323	$ 62,212
Employee stock options exercised for cash	461,901	7,111
Transfer from contributed surplus on exercise of options	-	671
Distribution of capital on formation of Range LP	-	(46,011)
Excess of fair market value over net book value of properties transferred to Range LP	-	33,080
Future tax effect of capital transactions	-	(3,000)
Balance, December 31, 2005	7,892,224	$ 54,063

(C) STOCK OPTIONS:

The Corporation has established a stock option plan whereby officers, directors and employees may be granted options to purchase common shares. Stock options are granted for a term of five years and vest over three years from the date granted. The maximum number of options that may be granted under the plan is 10% of the number of common shares outstanding.

Summary of Options	Issued		Weighted Average Exercise Price	Exercisable		Weighted Average Exercise Price
January 1, 2004	599,917	$	15.35	242,393	$	10.00
Options granted	144,292		50.00	-		-
Exercised for cash	(63,206)		10.68	(63,206)		10.68
Expiries	(14,853)		38.04	-		-
Options vested	-		-	201,305		15.30
December 31, 2004	666,150	$	22.80	380,492	$	12.70
Options granted	165,800		80.54	-		-
Exercised for cash	(461,901)		15.07	(461,901)		15.07
Cancelled	(9,526)		42.07	-		-
Options vested	-		-	156,198		30.14
December 31, 2005	360,523	$	53.04*	74,789	$	28.66*

*As at July 15, 2005 the exercise price of the outstanding options was reduced by $5.83 in accordance with the terms of the option agreement, consistent with the return of capital on all outstanding shares of Profico resulting from approval of the plan of arrangement (see note 2).

(D) CONTRIBUTED SURPLUS

($000s)		Year Ended December 31 2005		2004
Balance, beginning of year	$	**964**	$	465
Stock-based compensation		**985**		540
Transfer to share capital on exercise of options		**(671)**		(41)
Balance, end of year	$	**1,278**	$	964

Stock based compensation expense is calculated using the Black Scholes option pricing model. The underlying assumptions used are a risk free interest rate of 3%, expected life of the options of 5 years and expected volatility of 1%. The weighted average fair value of options granted in 2005 was $11.72 per option ($4.76 per option in 2004).

7. INCOME AND OTHER TAXES

The provision for income and other taxes differs from the amount obtained by applying the combined Federal and Provincial income tax rate of 40.8% (41.9% in 2004) to income before income and other taxes. The difference relates to the following items:

($000s)	2005	2004
Statutory tax rate	**40.8%**	41.9%
Expected tax expense	**$ 22,617**	$ 28,130
Non-deductible Crown payments	**12,005**	9,650
Resource allowance	**(8,886)**	(10,051)
Capital tax and Saskatchewan resource surcharge	**6,103**	3,895
Reduction in statutory income tax rates	**(3,219)**	(1,734)
Other	**(1,629)**	537
Provision for taxes	**$ 26,991**	$ 32,161
Consists of:		
Capital taxes	**1,178**	715
Saskatchewan resource surcharge	**4,925**	3,180
Current income taxes	**968**	3,766
Future income taxes	**19,920**	24,500
Provision for taxes	**$ 26,991**	$ 32,161

The components of the net future income tax liability at December 31 were:

(000s)	2005	2004
Future income tax liabilities (assets):		
Petroleum and natural gas properties	**$ 78,088**	$ 51,830
Asset retirement obligations	**(3,148)**	(2,282)
Share issue costs	**(107)**	(235)
	$ 74,833	$ 49,313

8. HEDGING

During the year ended December 31, 2005, the Corporation realized hedging losses on crude oil and natural gas commodity and foreign exchange swaps amounting to $9.9 million ($6.9 million realized hedging loss in 2004). These amounts are included in "Petroleum and Natural Gas Revenues".

The following contracts were outstanding at December 31, 2005:

Product	Notional Volume	Period	Fixed Price	Value* (000s)
Natural Gas:				
Swaps	40,000 GJ/d	Jan - Mar 2006	$8.75 Cdn/GJ	$ (6,393)

*Based on the gain (loss) that would be realized if the contracts had been settled on December 31, 2005.

9. FINANCIAL INSTRUMENTS

(i) Interest rate risk:

The bank operating line is subject to short-term Canadian interest rate fluctuations.

(ii) Credit risk:

A substantial portion of the Corporation's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Corporation's natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

(iii) Commodity price and foreign currency exchange risk:

The Corporation is exposed to commodity price fluctuations on sales of oil and natural gas. The Corporation is exposed to foreign currency fluctuations as commodity prices received are referenced to US dollar denominated prices. Financial instruments are used to manage exposure to these market risks. The Corporation does not use financial instruments for speculative purposes.

10. LITIGATION SETTLEMENT

On April 30, 2003 Husky Oil Operations Limited (Husky) filed a Statement of Claim in the Queen's Bench Judicial Centre of Regina against Profico and Clayton Woitas. Husky, which amalgamated with Renaissance Energy Ltd. in August 2000, claimed that Clayton Woitas owed fiduciary duties to Renaissance after the date when he became a shareholder and director of Profico. Husky alleged that Clayton Woitas used Profico as a vehicle to acquire oil and natural gas interests in the Shackleton/Lacadena area of Saskatchewan, an area that Husky claims was part of Renaissance's "gas mega-vision" for southern Saskatchewan. Husky also alleged that Clayton Woitas and the Corporation were aware of the oil and natural gas potential of the Shackleton/Lacadena area solely by virtue of Clayton Woitas' position as the President, Chief Executive Officer and Director of Renaissance. Husky claimed that all of the Corporation's interest in southern Saskatchewan should be transferred to Husky and that all profits from these interests are owed to Husky.

The Corporation and Clayton Woitas denied all of the allegations made by Husky. On July 29, 2003, a joint Statement of Defence was filed denying all of the allegations made by Husky in its Statement of Claim.

On September 20, 2005 a settlement agreement was reached in respect of this litigation. None of the parties have admitted to any liability or wrongdoing and all parties have provided release and discharge to each other. Pursuant to this settlement agreement, Profico paid $60 million to Husky as full and final settlement. To facilitate payment of this amount, the Corporation increased its bank operating line to $70 million from $50 million.

SCHEDULE B

51-101 Forms

REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Profico Energy Management Ltd. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2005. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)			
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	January 16, 2006	Canada	-	$700,238	-	$700,238

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, March 16, 2006

ORIGINALLY SIGNED BY

Neil I. Dell, P. Eng.
Vice-President

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVE DATA AND OTHER INFORMATION (NI 51-101F3)

Management of Profico Energy Management Ltd. (the "Company") is responsible for the preparation and disclosure of information with respect to the oil and gas activities of properties of the Company (other than certain oil and gas assets to be contributed to Spur Resources Ltd. and certain producing assets and undeveloped lands of Profico in northwest and central Saskatchewan to be sold to an unrelated third party) in accordance with securities regulatory requirements. This information includes reserves data, which consists of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecasted prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the reserve data. The report of the independent qualified reserve evaluator is presented in this document.

The Audit and Technical Committee of the Board of Directors of the Company has:

(a) reviewed the procedures of the Company for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Audit and Technical Committee of the Board of Directors has reviewed the procedures of the Company for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendations of the Audit and Technical Committee, approved:

(a) the content of the reserves data and other oil and gas information; and

(b) the content of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) "*Clayton H. Woitas*"
Clayton H. Woitas
President & Chief Executive Officer
Profico Energy Management Ltd.

(signed) "*Theodore M. Hanlon*"
Theodore M. Hanlon
Director
Profico Energy Management Ltd.

(signed) "*Ian R. Currie*"
Ian R. Currie
Vice President, Engineering
Profico Energy Management Ltd.

(signed) "*James W. Davie*"
James W. Davie
Director
Profico Energy Management Ltd.

APPENDIX H

INFORMATION CONCERNING SPUR RESOURCES LTD.

TABLE OF CONTENTS

NOTICE TO READER

As at the date hereof, Spur has not carried on any active business. Pursuant to the Arrangement, Spur will acquire the Spur Assets from Profico coincident with the Arrangement becoming effective. Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the acquisition of the Spur Assets by Spur has been completed. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary to the Information Circular.

CORPORATE STRUCTURE

Name, Address and Incorporation

1235384 Alberta Ltd. was incorporated under the ABCA on April 11, 2006. 1235384 Alberta Ltd. filed articles of amendment under the ABCA on April 20, 2006 to change its name to "Spur Resource Ltd.". Spur has not carried on any active business since incorporation and has no subsidiaries.

The head office of Spur is located at Suite 2250, 350 – 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N9 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Spur has not carried on any active business since incorporation.

Significant Acquisitions and Significant Dispositions

Pursuant to the Arrangement holders of Profico Common Shares will receive 1.0 Spur Share and 1.0 Spur Arrangement Warrant for each Profico Common Share held and the Spur Assets will be transferred to Spur by Profico. Prior to the completion of the Arrangement, Spur will complete the Spur Private Placement. Spur will assume all liabilities, including environmental liabilities, relating to the Spur Assets.

A complete description of the Spur Assets, including the natural gas and oil reserves attributable to them, is provided in this Appendix. Pro forma financial information concerning Spur, after the acquisition of the Spur Assets, is provided in the Pro Forma Financial Statements attached as **Schedule "A"** to this Appendix. Attached as **Schedule "B"** to this Appendix is a Statement of Net Operating Income concerning the Spur Assets for the years ended December 31, 2005, 2004 and 2003 and the three month period ended March 31, 2006. Attached as **Schedule "C"** to this Appendix is an audited balance sheet of Spur as at April 20, 2006.

DESCRIPTION OF SPUR'S BUSINESS AND OPERATIONS

General

Following the Arrangement, Spur will be an oil and natural gas exploration and production company. Under the Arrangement, Spur will receive Profico's undeveloped lands in Alberta and a portion of Profico's producing assets in southwest and central Saskatchewan. Current production for these assets is approximately 230 Boe/d, comprised of 1.3 MMcf/d of natural gas and 15 Bbls/d of crude oil and liquids. As of December 31, 2005, the Spur assets included proved plus probable reserves of 0.4 MMboe. The Spur Assets also include 50,082 net acres of undeveloped land as at December 31, 2005.

Exploration and Development Strategy

Spur will pursue the internal generation of exploration plays that have medium risk and multi-zone potential. Spur intends to maintain a balance between exploration, exploitation and development drilling for oil and gas reserves, although management of Spur will also consider asset and corporate acquisition opportunities that meet Spur's

business parameters. To achieve sustainable and profitable growth, the proposed management team of Spur plans to control the timing and costs of its projects wherever possible. Accordingly, Spur will seek to become the operator of its properties to the greatest extent possible. Further, to minimize competition within its geographic areas of interest, Spur will strive to maximize its working interest ownership in its properties where reasonably possible. The proposed management team of Spur has industry experience in producing areas in western Canada and has the capability to expand the scope of Spur's activities as opportunities arise.

In reviewing potential drilling or acquisition opportunities, Spur will give consideration to the following criteria:

- risk capital to secure or evaluate the opportunity;
- the potential return on the project, if successful;
- the likelihood of success; and
- risked return versus cost of capital.

In general, Spur will pursue a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure in an attempt to generate sustainable high levels of growth.

It should be noted that the Spur Board of Directors may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to the guidelines discussed above based upon the board's consideration of the qualitative aspects of the subject properties, including risk profile, technical upside, reserve life and asset quality.

Operations

Spur's producing assets will be located in the southwest and west central regions of Saskatchewan. The Bayhurst property is a 100% operated facility with current production of 0.5 mmcf/day. Production at Bayhurst is primarily from the Viking formation with minor amounts of Milk River gas production. The Unity property is also 100% operated with current net productions of 0.6 mmcf/day Production comes form the Sparky, McLaren, Colony and Fish Scales formation.

Spur will allocate most of its human and financial resources to acquiring and developing oil and natural gas operations in the Province of Alberta. This includes executing on a drilling program that has currently identified approximately 10 locations, ranging from low risk development wells to higher impact exploration wells.

Using a strategy that will take advantage of the proposed management team's strengths, Spur will also identify and evaluate new potential core areas. Target criteria will be: high, operated working interests; multi-zone potential; and drilling upside. Spur has entered into a Non-Competition Agreement with FET Acquisition Corp. which provides that Spur will not compete for a period of 18 months in the Shackleton area of Saskatchewan.

Building Spur with a focused set of properties will position Spur more effectively for an ultimate exit strategy that could involve an outright sale, a merger with another energy company or a conversion into a public entity.

Specialized Skill and Knowledge

Drawing on a collective experience of more than 80 years in the oil and gas business, Spur's proposed management team has a demonstrated track record of bringing together all of the key components to a successful exploration and production company: strong technical skills; expertise in planning and financial controls; ability to execute on business development opportunities; capital markets expertise; and an entrepreneurial spirit that will allow Spur to effectively identify, evaluate and execute on value-added initiatives. See "*Directors and Officers*" in this Appendix.

Cyclical and Seasonal Impact of Industry

The exploration for and development of oil and natural gas reserves is dependent on access to areas where production is to be conducted. Seasonal weather variations, including freeze-up and break-up, affect access in certain circumstances.

Spur's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on its financial condition. Spur intends to mitigate such price risk through closely monitoring the various commodity markets and may establish a hedging program, as deemed necessary, to lock-in high netbacks on production volumes.

Competition Conditions

Companies operating in the petroleum industry must manage risks which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, commodity prices, foreign exchange rates and interest rates.

The oil and natural gas industry is intensely competitive in all its phases. Spur will compete with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Spur's competitors will include resource companies which have greater financial resources, staff and facilities than those of Spur. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Spur anticipates that its competitive position will be equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.

DISCLOSURE OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Oil and Gas Reserves

In accordance with NI 51-101, GLJ evaluated, effective December 31, 2005, the oil natural gas liquids and natural gas reserves attributes to the properties to be transferred from Profico to Spur pursuant to the Arrangement (the "**Spur Report**").

The reserves data set forth below (the "**Reserves Data**") is based upon the evaluation of GLJ with an effective date of December 31, 2005 contained in the Spur Report which has a preparation date of January 16, 2006. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves associated with the Spur Assets and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Spur Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. **It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of Spur's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.**

GLJ was engaged to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. All of the reserves associated with the Spur Assets are in Canada and, specifically, in the Province of Saskatchewan.

The net present value of future net revenue attributable to Spur's reserves is stated below without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by GLJ. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein.

The values shown for income taxes and future net revenue after income taxes were calculated on a stand-alone basis in the Spur Report. The values shown may not be representative of Spur's future income tax obligations, tax horizon or after-tax valuation.

The Report of Management and Directors on Reserve Data and Other Oil and Gas Information in Form 51–101F3 of Profico with respect to the Spur Assets and the Report on Reserves Data in Form 51–101F2 of GLJ are attached as **Schedule D** to this Appendix.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS

	OIL AND GAS RESERVES					
	Heavy Oil		Natural Gas		Boe	
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (MBoe)	Net (MBoe)
Proved						
Developed Producing	22	16	1,619	1,228	292	221
Developed Non-Producing	-	-	102	80	17	13
Undeveloped	-	-	101	81	17	13
Total Proved	22	16	1,821	1,389	326	248
Probable	3	2	395	308	69	53
Total Proved Plus Probable	25	18	2,216	1,696	394	301

SUMMARY OF NET PRESENT VALUES OF
FUTURE NET REVENUE
AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/YEAR)				
RESERVES CATEGORY	0	5	10	15	20
	($000s)	($000s)	($000s)	($000s)	($000s)
PROVED					
Developed Producing	5,805	5,083	4,564	4,168	3,852
Developed Non-Producing	87	52	23	0	(19)
Undeveloped	310	274	244	218	195
TOTAL PROVED	6,201	5,409	4,831	4,385	4,028
PROBABLE	1,428	1,060	842	696	591
TOTAL PROVED PLUS PROBABLE	7,629	6,469	5,673	5,081	4,620

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2005
CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES					
	Heavy Oil		Natural Gas		Boe	
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (MBoe)	Net (MBoe)
Proved						
Developed Producing	20	15	1,657	1,261	296	223
Developed Non-Producing	0	0	102	80	17	13
Undeveloped	0	0	101	80	17	13
Total Proved	20	15	1,860	1,421	329	251
Probable	1	1	413	323	70	55
Total Proved Plus Probable	21	16	2,273	1,744	400	306

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2005 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/YEAR) 0	5	10	15	20
	($000s)	($000s)	($000s)	($000s)	($000s)
PROVED					
Developed Producing	7,911	6,767	5,955	5,345	4,867
Developed Non-Producing	243	187	142	105	74
Undeveloped	468	412	365	326	292
TOTAL PROVED	8,622	7,367	6,463	5,775	5,233
PROBABLE	2,008	1,488	1,177	969	820
TOTAL PROVED PLUS PROBABLE	10,629	8,855	7,640	6,744	6,053

Undiscounted Future Net Revenue by Reserves Category

The undiscounted total future net revenue by reserves category as of December 31, 2005, using both constant and forecast prices and costs, is set forth below:

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF DECEMBER 31, 2005 FORECAST PRICES AND COSTS

Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Other Expenses/ Income	Developme nt Costs (M$)	Well Abandonm ent Costs (M$)	Future Net Revenue (M$)
Forecast Prices and Costs							
Proved Reserves	14,908	4,518	3,344	0	438	407	6,201
Proved Plus Probable Reserves	17,984	5,376	3,899	0	643	438	7,629
Constant Prices and Costs							
Proved Reserves	18,288	5,500	3,365	0	438	364	8,622
Proved Plus Probable Reserves	22,187	6,592	3,930	0	643	394	10,629

Net Present Value of Future Net Revenue by Reserves Category

The net present value of future net revenue by reserves category and production group as of December 31, 2005, using both constant and forecast prices and costs and discounted at 10% per year, is set forth below:

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF DECEMBER 31, 2005

Reserves Category	Production Group	Future Net Revenue (discounted at 10%/year) Forecast Prices and Costs	Future Net Revenue (discounted at 10%/year) Constant Prices and Costs
		($M)	
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	-	-
	Heavy Oil (including solution gas and other by-products)	52	19
	Natural Gas (including CBM and by-products but excluding solution gas from oil wells)	4,779	6,444
	Other Company Revenue/Costs	-	-
	Total	4,831	6,463

Reserves Category	Production Group	Future Net Revenue (discounted at 10%/year) Forecast Prices and Costs	Future Net Revenue (discounted at 10%/year) Constant Prices and Costs
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	-	-
	Heavy Oil (including solution gas and other by-products)	71	34
	Natural Gas (including CBM and by-products but excluding solution gas from oil wells)	5,601	7,605
	Other Company Revenue/Costs	-	-
	Total	5,673	7,640

Pricing Assumptions

The following tables set forth the benchmark GLJ reference prices and pricing assumptions used in preparing the Reserves Data and, in the case of forecast prices and costs, the inflation rate assumptions.

Constant Prices and Costs

The constant price and cost case assumes the continuance of product prices at December 31, 2005 and operating costs projected for 2006, and the continuance of current laws and regulations. Product prices have not been escalated beyond this date nor have operating and capital costs been increased on an inflationary basis. The future net revenue to be received from the production of the reserves was based on an exchange rate of $1.00=US$0.8577 and the following prices in effect as at December 31, 2005:

CRUDE OIL			
WTI Cushing Oklahoma ($US/Bbl)	**Edmonton Par Price 40° API ($/Bbl)**	**Hardisty LLB Crude ($/Bbl)**	**NATURAL GAS AECO Gas Price ($/MMBtu)**
61.04	68.27	39.20	9.71

Forecast Prices and Costs

The forecast price and cost case assumes no legislative or regulatory amendments, and includes the effects of inflation. The estimated future net revenue to be derived from the production of the reserves includes an inflation rate of 2.0% per year, an exchange rate of $1.00=US$0.85 and the following price forecasts supplied by GLJ.

	CRUDE OIL				
Year	**WTI Cushing Oklahoma ($US/Bbl)**	**Edmonton Par Price 40° API ($/Bbl)**	**Hardisty Heavy 12° API ($/Bbl)**	**NATURAL GAS AECO Gas Price ($/MMBtu)**	**NATURAL GAS Saskatchewan Plant Gate ($/MMBtu)**
2006	57.00	66.25	33.25	10.60	10.50
2007	55.00	64.00	32.75	9.25	9.15
2008	51.00	59.25	32.50	8.00	7.90
2009	48.00	55.75	32.00	7.50	7.40
2010	46.50	54.00	32.00	7.20	7.10
2011	45.00	52.25	33.50	6.90	6.80
2012	45.00	52.25	33.50	6.90	6.80
Thereafter	+2%	+2%	+2%	+2%	+2%

Weighted average historical prices realized by Profico for the Spur Assets for the year ended December 31, 2005, were $8.43/Mcf for natural gas and $48.65/Bbl for heavy oil.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the net proved undeveloped reserves and the probable undeveloped reserves, each by-product type, attributed to the Spur Assets for the periods indicated, based on forecast prices.

	Proved Undeveloped	Probable Undeveloped
Year	Natural Gas (MMcf)	Natural Gas (MMcf)
2005	101	100
2004	101	120
2003	720	380
2002	250	0
2001	0	0

Proved and probable undeveloped reserves have been based on accepted engineering and geological practices as defined under NI 51-101. These practices include the determination of reserves based on the presence of commercial test rates from either production tests or drill stem tests, extensions of known accumulations based upon either geological or geophysical information and the optimization of existing fields. Profico and their predecessors have been very active for the last several years in drilling and developing these undeveloped reserves volumes, and based on Profico's estimates of future capital expenditures, Spur is expected to continue this activity.

Spur will have approximately 70 Mboe of proved plus probable reserves which are capable of production but which, as of December 31, 2005, were not on production. These reserves have generally been non-producing for periods ranging from a few months to more than two years. In general, these reserves are related to commercially producible volumes that are awaiting production until production from another formation or zone in the same well bore is completed, or are related to reserves volumes which require the completion of infrastructure before production can begin.

In 2005, $2.2 million was spent on capital development and approximately $3 million has been budgeted for development capital in 2006 with respect to the Spur Assets. A portion of the development capital will be used to convert proved undeveloped reserves and probable reserves into proved developed producing reserves. Allocating capital to properties and timing of development is based on economics and performance of the respective properties. Spur's focus for 2006 development will be in the areas of Unity and Bayhurst.

Significant Factors or Uncertainties

Spur plans to continue pursuing development opportunities such as drilling, completions, and facilities upgrades in order to move proved undeveloped and probable reserves into proved developed producing reserves. In instances where land rights are expected to expire within one year, Spur may engage in farmout arrangements which would eliminate the potential expiry and possibly result in some proved undeveloped and probable reserves becoming proved developed producing reserves.

The process of evaluating reserves is inherently complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, geological evaluation, engineering data, prices and economic conditions. Spur's reserves have been evaluated by GLJ, an independent engineering firm. These factors and assumptions include among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves. As circumstances change and additional data becomes available, reserve estimates also change. Estimates are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions. Revisions to reserve estimates can arise from changes in year-

end prices, reservoir performance and geologic conditions or production. These revisions can be either positive or negative.

High operating costs substantially reduce Spur's netback, which in turn reduces the amount of cash available for reinvestment of drilling opportunities. This becomes most relevant during periods of low commodity prices when profits are more significantly impacted by high costs.

The Spur Assets have no material extraordinary risks or uncertainties beyond those which are inherent in other oil and gas producing companies.

Future Development Costs

The following table sets forth the development costs deducted in the estimation of the future net revenue for the Spur Assets attributable to the reserve categories noted below:

	Forecast Prices and Costs		Constant Prices and Costs	
Year	Proved Reserves $000s	Proved Plus Probable Reserves $000s	Proved Reserves $000s	Proved Plus Probable Reserves $000s
2006	423	628	423	628
2007	15	15	15	15
2008	0	0	0	0
2009	0	0	0	0
2010	0	0	0	0
2011	0	0	0	0
Total: Undiscounted	438	643	438	643
Total: Discounted at 10%/year	416	612	416	611

The future development costs are capital expenditures required in the future for Spur to convert proved non-producing reserves and probable reserves into proved developed producing reserves. Spur anticipates using a combination of internally generated cash flow, debt and equity financing to fund these future development costs. Based on the commodity price and cost assumptions adopted for both the constant prices and costs case and the forecast prices and costs case, all the expenditures included in the future development costs are economic as they enhance the net present values of the proved developed producing reserves.

OTHER OIL AND GAS INFORMATION

Description of Principal Oil and Gas Properties

The following is a description of the principal oil and natural gas properties which will be held by Spur upon completion of the Arrangement. Unless otherwise specified, production estimates, gross and net acres and well count information are as at December 31, 2005. Reserve amounts are stated, before deduction of royalties as at December 31, 2005, based on escalating cost and price assumptions as evaluated in Spur Report. **The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties due to the effects of aggregation.**

Spur's operations will be entirely land-based and focused primarily in western Canada, concentrated in two geographic operating districts. Spur will initially operate approximately 80% percent of its production and will have a large opportunity profile for continued growth through its detailed technical analysis and operational expertise.

The Bayhurst property is located in southwest Saskatchewan. The property is 100% operated, with 0.5 MMcfld flowing through a Spur owned gas facility. Spur has 100% ownership of the West Bayhurst Viking Gas voluntary unit. Primary production is from the Viking formation. Operators in the immediate vicinity have been successful targeting the Viking and Milk River formations. Spur controls over 46,000 net acres.

The Unity property is located in west central Saskatchewan. Spur has a 100% owned and operated natural gas facility with extensive infrastructure. Current net throughput is 0.6 mmdf/d with production from the Sparky, McLaren, Colony and Fish Cales formations. Spur controls 17,000 net acres.

Oil And Gas Wells

The following table sets forth the number and status of wells in which Spur will have a working interest as at December 31, 2005. Although many wells produce both oil and natural gas, a well is categorized as an oil well or a natural gas well based upon the proportion of oil or natural gas production that constitutes the majority of production from that well.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing(1)		Producing		Non-Producing(1)	
	Gross(2)	Net	Gross	Net	Gross(2)	Net	Gross	Net
Alberta	0	0	0	0	0	0	1	1
Saskatchewan	17	8.13	10	3.67	48	12.88	26	13.98
Total	17	8.13	10	3.67	48	12.88	27	14.98

Notes:

(1) Non-Producing wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) Gross wells include unit wells.

Properties with no Attributed Reserves

The following table sets out the total land holding of proved and unproved properties to be held by Spur as at December 31, 2005.

	Developed (Acres)		Unproved Properties (Acres)		Total (Acres)	
	Gross	Net	Gross	Net	Gross	Net
Alberta	0	0	2,560	2,560	2,560	2,560
Saskatchewan	35,746	21,882	56,563	47,522	92,309	69,404
Total	35,746	21,882	59,123	50,082	94,896	71,964

Management of Profico expect that rights to explore, develop and exploit 2,000 net acres of Spur's undeveloped land holdings will expire within one year. Profico has no material work commitments on such properties and, where Spur determines appropriate, it can continue expiring leases by either making the necessary applications to extend or performing the necessary work.

Costs Incurred

The following table summarizes capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Spur Assets for the year ended December 31, 2005.

Expenditures	Year ended December 31, 2005 ($000s)
Property acquisition costs – Unproved properties (1)	661
Property acquisition costs – Proved properties (2)	246
Exploration costs (3)	1,004
Development costs (4)	2,228
TOTAL	4,139

Notes:

(1) Cost of land acquired and non-producing lease rentals on those lands.

(2) These costs are net of proved property dispositions in the period.

(3) Geological and geophysical capital expenditures and drilling costs for exploration wells.

(4) Development costs include developmental drilling and completion costs and equipping, tie-in and facility costs for all wells.

Exploration and Development Activities

The following table summarizes the wells on the Spur Assets in which Profico participated during the year ended December 31, 2005. Wells have been designated as "development" or "exploratory" wells in accordance with the definitions of such terms in NI 51-101. No "service wells" (as defined in NI 51-101) were drilled in 2005.

	Exploration Wells		Development Wells	
	Gross	Net	Gross	Net
Oil	0	0	4	0.54
Natural Gas	0	0	1	0.5
Service	0	0	0	0
Dry	0	0	1	1
Total	0	0	6	2.04

Spur currently intends to focus its development activities in the Western Canadian Sedimentary Basin, although Spur will also considers acquisitions outside of these areas. Spur's development activities will typically be funded through debt as well as through the issuance of Spur Shares or other securities of Spur. Spur does not anticipate that the costs of funding these development activities will have a material effect on Spur's disclosed oil and gas reserves or future net revenue attributable to those reserves.

Production Estimates

The following table sets out the volume of Spur's production estimated for 2006, which is reflected in the estimate of future net revenue disclosed in the tables contained under "*Oil and Natural Gas Reserves*".

	Heavy Oil		Natural Gas		Total	
	(Bbls/d)		(Mcf/d)		(Boe/d)	
2006	Forecast	Constant	Forecast	Constant	Forecast	Constant
Proved Producing	18	18	1,161	1,161	212	212
Total Proved	18	18	1,208	1,208	220	220
Proved plus Probable	19	19	1,286	1,286	233	233

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the Spur Assets for the periods indicated below. Netbacks are calculated on the basis of prices received before hedging on sales volumes, less related royalties and related production costs. For multiple-product well types, production costs are entirely attributed to that well's principal product type.

	QUARTER ENDED			
	2005			
	Dec 31	Sept. 30	June 30	Mar 31
Average Daily Production				
Heavy Oil (Bbls/d)	24	31	28	33
Natural Gas (Mcf/d)	1,557	1,409	1,574	1,565
Combined (Boe/d)	284	266	290	294
Average Price Received				
Heavy Oil ($/Bbl)	48.72	51.48	48.51	42.58
Natural Gas ($/Mcf)	11.41	8.73	7.19	6.63
Combined ($/Boe)	66.74	52.26	43.63	40.09
Royalties				
Heavy Oil ($/Bbl) %	7.82	9.36	5.94	0.92
Natural Gas ($/Mcf) %	4.72	3.23	2.38	2.25
Combined ($/Boe) %	25.8	18.28	13.47	12.09

	QUARTER ENDED			
	2005			
	Dec 31	Sept. 30	June 30	Mar 31
Operating Expenses[(1)]				
Heavy Oil ($/Bbl)	16.15	22.20	16.58	18.15
Natural Gas ($/Mcf)	0.55	1.02	0.75	0.73
Combined ($/Boe)	4.40	7.98	5.63	5.92
Transportation				
Heavy Oil ($/Bbl)	0.50	0.50	0.50	0.50
Natural Gas ($/Mcf)	0.05	0.05	0.05	0.05
Combined ($/Boe)	0.31	0.31	0.31	0.31
Netback Received ($/Boe)				
Heavy Oil	24.25	19.42	25.49	23.01
Natural Gas	6.09	4.42	4.01	3.60
Combined	36.05	25.69	24.22	21.77

Note:

(1) Production costs are costs incurred to operate and maintain wells and related equipment and facilities, including operating costs of support equipment used in oil and gas activities and other costs of operating and maintaining those wells and related equipment and facilities. Examples of production costs include items such as field staff labour costs, costs of materials, supplies and fuel consumed and supplies utilized in operating the wells and related equipment (such as power, chemicals and lease rentals), repairs and maintenance costs, property taxes, insurance costs, costs of workovers, net processing and treating fees, overhead fees, taxes (other than income and capital taxes) and other costs.

Additional Information Concerning Abandonment and Reclamation Costs

In connection with its operations, Spur will incur abandonment and reclamation costs for surface leases, wells, facilities and pipelines. Profico estimate such cost through a model that incorporates data from its operating history, and industry information sources, together with other operating assumptions. Profico expect all of their net wells to incur these costs. Profico anticipates the total amount of such costs, net of estimated salvage value for such equipment for the Spur Assets, to be approximately $397,000 on an undiscounted basis and $262,000 discounted at 10%. In the next three financial years, Profico anticipates that a total of approximately $147,000 on an undiscounted basis and $97,000 discounted at 10% will be incurred in respect of abandonment and reclamation costs associated with the Spur Assets.

Tax Horizon

Based on existing reserves, Spur estimates that it may be required to pay income taxes in 2006.

Marketing Arrangements and Forward Contracts

Spur will have exposure to commodity price fluctuations of petroleum and natural gas Spur does not have any hedging commitments in place and is not assuming any from Profico. The board of directors may approve a commodity price risk management program.

Absent such hedging activities, all of the crude oil and NGLs and the majority of natural gas production of Spur will be sold into the open market at prevailing spot prices, which will expose Spur to the risks associated with commodity price fluctuations and foreign exchange rates. See "*Risk Factors*".

Environment, Health and Safety

Spur will be committed to the health and safety of its employees, contractors and the public and will strive to provide a safe working environment to all its employees and contractors; employs individuals with the skills, training and equipment necessary to complete their work in a safe manner; meets or exceeds regulatory and/or recognized industry standards; ensures all contractors are committed to excellence in health and safety; and illustrates its preparedness for any incidents with an effective emergency response program.

Spur will also help in preserving the quality of the environment by complying with environmental laws and regulations applicable to its operations; consider potential hazards proactively as part of the operational planning process; make every effort to minimize the footprint it leaves behind; strive to reduce emissions whenever and wherever possible; and hold staff accountable for their actions and decisions.

In support of the environment, health and safety management system, Spur will maintain an active well abandonment and site restoration program and a comprehensive integrity management program for its surface piping, facilities, storage tanks and underground pipelines. Spur will apply these programs to its existing assets and any new assets it may acquire through a detailed due diligence review as part of the acquisition process.

Impact of Environmental Protection Requirements

Spur will carry out its activities and operations in compliance with all relevant and applicable environmental regulations and good industry practice. At present, Profico believes that Spur will meet all applicable environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet its ongoing environmental obligations. See "*Industry Conditions – Environmental Regulation*" and "*Risk Factors*".

Additional Operations Information

Insurance

Spur will carry insurance coverage to protect its assets at or above the standards typical within the oil and natural gas industry. Insurance levels will be established and acquired by Spur after considering the perceived risk of loss, coverage determined appropriate and the overall cost. Coverage currently intended to be put in place includes protection against third-party liability, property damage or loss, and, for certain properties, business interruption. In addition, director and officer liability coverage will be carried for directors and officers of Spur.

Personnel

Upon completion of the Arrangement, the Spur is expected to employ a total of 6 persons and retain 3 consultants.

Definitions and Other Notes

In the tables set forth above in "*Disclosure of Reserves Data and Other Oil and Gas Information*" and elsewhere in this Appendix the following definitions and other notes are applicable:

1. "**Gross**" means:

    (a) in relation to Spur's interest in production and reserves, Spur's interest (operating and non-operating) share before deduction of royalties and without including any of Spur's royalty interests;

    (b) in relation to wells, the total number of wells in which Spur will have an interest; and

    (c) in relation to properties, the total area of properties in which Spur will have an interest.

2. "**Net**" means:

    (a) in relation to Spur's interest in production and reserves, Spur's interest (operating and non-operating) share after deduction of royalties obligations, plus Spur's royalty interest in production or reserves.

    (b) in relation to wells, the number of wells obtained by aggregating Spur's working interest in each of Spur's gross wells; and

(c) in relation to Spur's interest in a property, the total area in which Spur will have an interest multiplied by the working interest owned by Spur.

3. The crude oil, natural gas liquids and natural gas reserve estimates presented in the GLJ Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below:

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates:

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered

from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and
- at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certain levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Forecast prices and costs

Future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which Spur will be legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary table under "*Pricing Assumptions*" below identifies benchmark reference pricing that applies to Spur.

Constant prices and costs

Prices and costs used in an estimate that are:

(a) Profico's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Spur will be legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), Profico's prices are the posted prices for oil and the spot price for natural gas, after historical adjustments for transportation, gravity and other factors.

4. Future income tax expense

Future income tax expenses estimate:

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes;

(b) without deducting estimated future costs that are not deductible in computing taxable income;

(c) taking into account estimated tax credits and allowances;

(d) applying to the future pre-tax net cash flows relating to our oil and gas activities the appropriate year end statutory rates, taking into account future tax rates already legislated.

5. **"Development well"** means a well drilled inside the established limits of an oil or gas reservoir or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

6. **"Development costs"** means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, to the extent necessary in developing the reserves;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

provide improved recovery systems.

7. **"Exploration well"** means a well that is not a development well, a service well or a stratigraphic test well.

8. **"Exploration costs"** means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

9. "**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

10. Numbers may not add due to rounding.

SELECTED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION & ANALYSIS

Financial and Production Information

The following is a summary of selected financial and production information for the Spur Assets for the periods indicated. The following information should be read in conjunction with the Statement of Net Operating Income concerning the Spur Assets for the years ended December 31, 2005, 2004 and 2003 and the three month period ended March 31, 2006 attached as **Schedule B** to this Appendix.

	Three Months Ended March 31		Year Ended December 31,		
	2006	**2005**	**2005**	**2004**	**2003**
(Thousands of dollars)	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
Production Revenue	$1,229	$1,061	$5,180	$4,795	$5,360
Royalties	445	321	1,795	1,609	2,017
Operating Expenses	175	165	786	744	704
Net Operating Income	$609	$575	$2,599	$2,442	$2,639
Production					
Oil and NGL (Bbls/d)	42	33	27	29	43
Natural gas (Mcf/d)	1,385	1,565	1,519	1,900	2,117
Oil equivalent (BOE/d)	273	294	280	346	396

Management's Discussion & Analysis

Spur will have both a short-term and long-term need for capital. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets, while the acquisition and development of oil and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of Spur, being internally generated cash flow, long-term debt, equity and farm-out arrangements.

Spur expects to have a bank loan facility in place by September 2006. Spur will prudently use its bank loan facility to finance its operations as required. It is expected that this will be the case, particularly in respect of financing the acquisition of producing properties.

Spur anticipates that it may use equity financing in the future for any significant expansion of its capital programs. The Arrangement provides for the issuance of Spur common shares as follows:

(a) Profico shareholders will receive one share of Spur for each share of Profico held on the transfer of assets from Profico to Spur;

(b) the Profico shareholders will receive Arrangement Warrants entitling them to purchase one share of Spur for each share of Profico held at a price of $1.818 per Spur share;

(c) the founders of Spur will invest $6 million to acquire 4,950,500 founders units consisting of one Spur share and a warrant to acquire another 1.5 Spur shares at $1.818 per share over the next 3 years subject to certain vesting requirements; and

(d) Spur will issue 6.1 million shares at a price of $1.818 per share to certain third parties including directors and other service providers.

In total, Spur expects to raise approximately $31.5 million of cash proceeds to fund its exploration development and operating activities.

All of Spur's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. Spur has no control over government intervention or taxation levels in the oil and natural gas industry.

The pro forma liability for asset retirement obligations of Spur was $327,000 as at December 31, 2005. Spur intends to review the asset retirement costs annually. The liability is the fair value of the estimated future costs to abandon and reclaim Spur Assets discounted at a credit adjusted risk free rate of 6 percent. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.

Spur intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Spur understands that the Spur Assets are in substantial compliance, in all material respects, with current environmental legislation and will work with governmental environmental agencies to maintain this level of compliance.

Although Spur has no set policy, management of Spur may use financial instruments to reduce corporate risk in certain situations. Spur's strategy for natural gas and crude oil production is to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction. Spur will have no hedging commitments in place upon completion of the Arrangement.

Dividend Policy

Spur has not declared or paid any dividends on the Spur Shares since its incorporation. Any decision to pay dividends on the Spur Shares will be made by the board of directors of Spur on the basis of the corporation's earnings, financial requirements and other conditions existing at such future time.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Spur Shares, the Spur Arrangement Warrants and the Spur Warrants.

Spur Shares

Spur is authorized to issue an unlimited number of Spur Shares. Holders of Spur Shares are entitled to one vote per share at meetings of shareholders of Spur, to receive dividends if, as and when declared by the board of directors and to receive *pro rata* the remaining property and assets of Spur upon its dissolution or winding-up, subject to the rights of shares having priority over the Spur Shares.

Spur Arrangement Warrants

The Spur Arrangement Warrants will be issued to former Profico Common Shares pursuant to the Arrangement on the basis of 1.0 Spur Arrangement Warrant for each Profico Common Share held. Each Spur Arrangement Warrant entitles the holder to acquire one (1) Spur Share at a price of Cdn. $1.818 for a term of 30 days from the Effective Date.

Spur Warrants

Up to 4,950,500 Spur Warrants will be issued to subscribers in the Spur Management Private Placement. Each such Spur Warrant will entitle the holder to acquire, subject to certain vesting conditions, one and one half (1.5) Spur Share at a price of Cdn. $1.818 per Whole Spur Share for a term of three years from the Effective Date.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Spur, effective December 31, 2005, both before and after giving effect to the Arrangement. See the Pro Forma Consolidated Financial Statements attached as **Schedule A** to this Appendix and the Balance Sheet of Spur attached at **Schedule C** to this Appendix.

Designation	Authorized	Outstanding as at December 31, 2005 prior to giving effect to the Arrangement	Outstanding as at December 31, 2005 after giving effect to the Arrangement
Spur Shares	Unlimited	$100 (100 share)	$37,000,000 (26,906,000)(1)
Spur Warrants	4,950,500	Nil (Nil warrants)	$13,500,000 (4,950,500 warrants)(2)
Bank Loan	n/a	Nil	Nil(3)

Notes:

(1) Assumes: (i) the issuance of 11,050,500 Spur Shares pursuant to the Spur Private Placement, (ii) no Dissent Rights are exercised; (iii) an aggregate of 7,928,276 Profico Common Shares are outstanding immediately prior to the Effective Date; and (iii) all Spur Arrangement Warrants are exercised in accordance with their terms.

(2) Assumes the issuance of 4,950,500 Spur Warrants pursuant to the Spur Management Private Placement.

(3) Spur expects that a new banking facility will be arranged by September 2006.

PRIOR SALES

On April 11, 2006, Spur issued 100 Spur Shares at a price of $1.00 per share to facilitate its organization.

STOCK OPTION PLAN

The board of directors of Spur has adopted a stock option plan (the "**Spur Stock Option Plan**"). The Spur Stock Option Plan is being put before the Profico Shareholders for their approval at the Meeting. A copy of the Spur Stock Option Plan is set out in Appendix "I" to the Information Circular. A detailed description of the Spur Stock Option Plan is provided in the main body of the Information Circular under the heading "*Other Matters to be Considered at the Profico Meeting – Approval of the Spur Stock Option Plan*".

PRINCIPAL SHAREHOLDERS

Other than as set forth in the table below, to the knowledge of Spur, as of the date of the Information Circular, there are no persons who own, or will own following the completion of the Arrangement, directly or indirectly, or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of voting securities of Spur.

Name	Type of Ownership	Spur Shares	Percentage of all Voting Securities	Percentage of all Voting Securities After Giving Effect to the Arrangement[(1)]
Clayton H. Woitas	Of record	3,966,000	0% (before arrangement)	15%

Note:

(1) Assumes that Mr. Woitas exercises his Spur Arrangement Warrants and participates in the Spur initial private placement by acquiring 10% of the 6.1 million shares offered to directors and service providers.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The names, municipalities of residence, positions with us, the period each director has served as a director of Spur, if applicable, and the occupation of the persons who will serve as directors or officers of Spur after giving effect to the Arrangement are set out below.

Name and Municipality of Residence	Office Held	Director Since	Principal Occupation
Ian Currie Calgary, Alberta	Director, President and Chief Executive Officer of Spur	2006	Vice President of Operations of Profico
Clayton H. Woitas Calgary, Alberta	Chairman	2006	Chairman, President and Chief Executive Officer of Profico
David O'Brien Calgary, Alberta	Director	2006	Chairman of the Board of EnCana Corporation and Chairman of the Board of the Royal Bank of Canada. Mr. O'Brien is a director of Inco Limited, Molson Coors Brewing Company and TransCanada Corporation. Mr. O'Brien is also a director of the E & P Limited Partnership (private). He was interim Chief Executive Officer of PanCanadian Petroleum Limited from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form EnCana Corporation. He was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, hotels, and transportation) from May 1996 to October 2001.
Theodore M. Hanlon Calgary, Alberta	Director	2006	President of The Sage Group Inc., a private holding company with interests in numerous private Saskatchewan oilfield service and supply companies.
Grant A. Zawalsky Calgary, Alberta	Director	2006	Partner, Burnet, Duckworth & Palmer LLP

Name and Municipality of Residence	Office Held	Director Since	Principal Occupation
Shannon M. Gangl Calgary, Alberta	Corporate Secretary	n/a	Partner, Burnet, Duckworth & Palmer LLP

It is anticipated that the Board of Directors of Spur will have an audit committee, a compensation committee and a reserves committee, but the membership of those committees has yet to be determined.

Each of the directors of Spur will hold office until the first annual meeting of the Spur shareholders or until his successor is duly elected or appointed, unless his office be earlier vacated in accordance with the Spur's articles or by-laws.

Assuming: (i) the issuance of 11,050,500 Spur Shares and 4,950,500 Spur Warrants are issued pursuant to the Spur Private Placement, (ii) no Dissent Rights are exercised; (iii) an aggregate of 7,928,276 Profico Common Shares are outstanding immediately prior to the Effective Time; and (iv) all of the Spur Arrangement Warrants are exercised, it is anticipated that the directors and current officers of Spur will beneficially own, directly or indirectly, or exercise control or direction over 10,800,000 Spur Shares, 2,500,000 Spur Arrangement Warrants and 2,500,000 Spur Warrants after giving effect to the Arrangement. This represents approximately 40% of the number of Spur Shares, and 50% of the number of Spur Warrants that will be outstanding.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Spur, no director or officer of Spur, or shareholder holding a sufficient number of securities of Spur to affect materially the control of Spur:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or officer of any corporation (including Spur) that while that person was acting in that capacity:

   (i) was the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   (ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in Spur being the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Zawalsky who was a director of Efficient Energy Resources Ltd. (a private electrical generation company) which agreed to the voluntary appointment of a receiver in 2005; or

(b) has within the 10 years before the date of the Information Circular been a director or officer of any corporation (including Spur) that while that person was acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of Spur, no director or officer of Spur, or shareholder holding a sufficient number of securities of Spur to affect materially the control of Spur, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of Spur, no director or officer of Spur, or shareholder holding sufficient securities of Spur to affect materially the control of Spur, or a personal holding company of any such persons has, within 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Spur will be subject in connection with the operations of Spur. In particular, certain of the directors and officers of Spur are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Spur or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Spur. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

To date, Spur has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by Spur to its executive officers or directors and none will be paid until after the Arrangement is completed. Following the completion of the Arrangement, it is anticipated that the executive officers of Spur will be paid salaries at a level that is comparable to other oil and gas companies of similar size and character.

As at the date hereof, there are no employment contracts in place between Spur and any of the executive officers of Spur and there are no provisions for compensation for the executive officers of Spur in the event of termination of employment or a change in responsibilities following a change of control. The Spur board of directors will consider whether employment contracts should be entered into with each of the executive officers of Spur following the completion of the Arrangement.

Spur has not established an annual retainer fee or attendance fee for directors. However, Spur may establish directors' fees in the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire Spur Shares pursuant to the Spur Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Spur, or any of their associates, to Spur, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Spur.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation, and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Spur in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Spur is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, value of refined products, the supply/demand balance, and other contractual terms. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of Alberta and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements, and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. In addition, the pro-rationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America, and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and

in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection, and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur, and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery, and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays, and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "Technical Paper"). In November, 2003 the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry (to a maximum of $2,000,000) to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of ARTC that Spur will be required to include in federal taxable income will be 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Alberta

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m3 exemption is available to production from a reactivated well that has not produced for: (i) a 12 month period, if resuming production in October, November, or December of 1992 or January, 1993; or (ii) a 24 month period, if resuming production in February 1993, or later. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992, is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells), and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997, and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude Spur from being eligible for the ARTC program.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month, and the value of the oil. For Crown royalty and freehold production tax purposes, crude oil is considered "heavy oil", "southwest designated oil", or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil", or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas, and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. The royalty and production tax classifications of gas production are "fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas", and "old gas". The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

- A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic meters in a month.

- A modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002, was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

- The elimination of the re entry and short section horizontal oil well royalty/tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002, will receive the "fourth tier" royalty/ tax rates and new incentive volumes.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences, and permits for varying terms from two years, and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (Alberta) (the "AEPEA"), which came into force on September 1, 1993, and the *Oil and Gas Conservation Act* (Alberta) (the "OGCA"). The APEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations, and significantly increase penalties. Spur will be committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment, and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. Spur believes that it will be in material compliance with applicable environmental laws and regulations. Spur also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

In December, 2002, the Government of Canada ratified the Kyoto Protocol ("Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 "business-as-usual" levels between 2008 and 2012. Given revised estimates of Canada's normal emissions levels, this target translates into an approximately 40% gross reduction in Canada's current emissions. In April 2005, Environment Canada released "Project Green", a working paper giving early indications of how implementation was to be achieved. Large Final Emitters ("LFEs"), being 700 of Canada's largest emitters, will receive a specific reduction target of 45 mt, and will have the opportunity to purchase domestic offset and technology credits. The exact mechanism for operating in the domestic credit market has yet to be revealed, and the prospect of non-LFE enterprise participating in that market to any great extent is uncertain. Various incentive funds have also been established to provide seed funding for the purchase of experimental technologies, encourage investment in alternative energy sources, and acquire credits from the domestic and international markets for re-sale to Canadian enterprise.

Environment Canada, in August 2005, released consultation papers for the management of a system of greenhouse gas offsets in the form of tradable and bankable credits. The credits are created by enterprise, individuals, or municipal government through the implementation of projects registered with the to-be-created offset authority. Standards for quantifying greenhouse gas reductions were also proposed in the consultation paper.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near term future of the business.

Commodity Prices

Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists concerns about storage inventory levels and uncertainty in supply prospects.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Oil prices in 2004 and 2005 were kept high by political unrest and supply disruptions. More recently, higher world demands combined with lower inventory levels are responsible for the current price strength.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. The cost of purchasing land and properties similarly increase during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

Industry Consolidation and Competition

Over the past few years, consolidation within the Canadian oil and gas industry has resulted in a significant reduction of the number of junior to intermediate-sized exploration and production companies. American companies have also been acquiring companies and assets in Canada. The strength in commodity prices is expected to result in a continued high level of corporate and asset transactions as buyers strive to increase their asset base and sellers take advantage of high transaction prices.

Along with this merger and acquisition activity, a number of traditional exploration and production companies have recently converted into income or royalty trusts. This trend, which has increased competition for investment dollars and property acquisitions, is expected to continue in the near-term.

Strong commodity prices have increased operating cash flows leading to increased drilling activity. 2004 was another record year for the drilling and related service companies. This level of activity increases competition for oilfield goods and services and may cause drilling and operating costs to increase.

Capital Markets

Generally during the past two years, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. Spur will compete with the numerous new companies and their new stories in obtaining access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

RISK FACTORS

An investment in Spur should be considered highly speculative due to the nature of Spur's activities and the present stage of its development. Investors should carefully consider the following risk factors:

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Spur depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, Spur's existing reserves and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Spur's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Spur will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Spur may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Spur.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, Spur may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to Spur. In accordance with industry practice, Spur is not fully insured against all of these risks, nor are all such risks insurable. Although Spur maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Spur could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on Spur.

Operational Dependence

Other companies operate some of the assets in which Spur has an interest. As a result, Spur has limited ability to exercise influence over the operation of these assets or their associated costs, which could adversely affect Spur's financial performance. Spur's return on assets operated by others will therefore depend upon a number of factors that may be outside of Spur's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project Risks

Spur manages a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic.

Spur's ability to execute projects and market oil and natural gas depends upon numerous factors beyond Spur's control, including:

- the availability of processing capacity;
- the availability and proximity of pipeline capacity;
- the supply of and demand for oil and natural gas;
- the availability of alternative fuel sources;
- the effects of inclement weather;
- the availability of drilling and related equipment;
- unexpected cost increases;
- accidental events;
- currency fluctuations;
- the availability and productivity of skilled labour; and
- regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, Spur could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases. Spur competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Spur's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than Spur. Spur's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Regulatory

Oil and natural gas operations (exploration, production, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. See "Industry Conditions". Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase Spur's costs, any of which may have a material adverse effect on Spur's business, financial condition and results of operations. In order to conduct oil and gas operations, Spur requires licenses from various governmental authorities. There can be no assurance that Spur will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Spur's exploration and production facilities and other operations and activities emit greenhouse gases which will likely subject Spur to possible future legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with

provincial emission reduction requirements, such as those proposed in Alberta's Climate Change and Emissions Management Act (partially in force), may require the reduction of emissions (or emissions intensity) produced by Spur's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of Spur. See "*Industry Conditions – Environmental Regulation*".

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Spur to incur costs to remedy such discharge. Although Spur believes that it is in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Spur's financial condition, results of operations or prospects. See "Industry Conditions – Environmental Regulation".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Spur is and will continue to be affected by numerous factors beyond its control. Spur's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Spur may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Spur's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of Spur's reserves. Spur might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Spur's net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to Spur are in part determined by Spur's borrowing base. A sustained material decline in prices from historical average prices could reduce Spur's borrowing base, therefore reducing the bank credit available to Spur which could require that a portion, or all, of Spur's bank debt be repaid and a liquidation of assets.

Substantial Capital Requirements

Spur anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Spur's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Spur. The inability of Spur to access sufficient capital for its operations could have a material adverse effect on Spur's financial condition, results of operations and prospects.

Additional Funding Requirements

Spur's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Spur may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Spur to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Spur's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, Spur's ability to expend the necessary capital to replace its reserves or to maintain its production will be impaired. If Spur's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Issuance of Debt

From time to time Spur may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Spur's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, Spur may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Spur's articles nor its by-laws limit the amount of indebtedness that Spur may incur. The level of Spur's indebtedness from time to time, could impair Spur's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time Spur may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Spur will not benefit from such increases. Similarly, from time to time Spur may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Spur will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Spur and may delay exploration and development activities. To the extent Spur is not the operator of its oil and gas properties, Spur will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Spur's claim which could result in a reduction of the revenue received by Spur.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth in this Appendix are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. All such estimates are to some

degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Spur's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery facts and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ has used both constant and escalated prices and costs in estimating the reserves and future net cash flows contained in the Spur Reports. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from Spur's oil and gas reserves will vary from the estimates contained in the Spur Reports, and such variations could be material. The Spur Reports are based in part on the assumed success of activities Spur intends to undertake in future years. The reserves and estimated cash flows set out in the Spur Reports will be reduced to the extent that such activities do not achieve the level of success assumed in the Spur Reports.

Insurance

Spur's involvement in the exploration for and development of oil and natural gas properties may result in Spur becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although Spur maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, Spur may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to Spur. The occurrence of a significant event that Spur is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Spur.

Dividends

To date, Spur has not declared or paid any dividends on the outstanding Spur Common Shares. Any decision to pay dividends on the Spur Common Shares will be made by the board of directors of Spur on the basis of Spur's earnings, financial requirements and other conditions existing at such future time. At present, Spur does not anticipate declaring and paying any dividends in the near future.

Conflicts of Interest

Certain directors of Spur are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "*Directors and Officers – Conflicts of Interest*".

Dilution

Spur may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Spur which may be dilutive.

Management of Growth

Spur may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Spur to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Spur to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licenses and Leases

Spur's properties are held in the form of licences and leases and working interests in licences and leases. If Spur or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of Spur's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on Spur's results of operations and business.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Spur is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on Spur and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Spur.

Third Party Credit Risk

Spur is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Spur, such failures could have a material adverse effect on Spur and its cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in Spur's ongoing capital program, potentially delaying the program and the results of such program until Spur finds a suitable alternative partner.

Reliance on Key Personnel

Spur's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Spur. Spur does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of Spur are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Spur will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Spur.

Conveyance Agreement

Pursuant to the Spur Conveyance, Spur will assume all liabilities, including environmental liabilities, relating to the Spur Assets. Although Profico is not aware of any material liabilities relating to the Spur Assets it is possible that

Spur could become aware of certain liabilities after the completion of the Arrangement which could have a material adverse affect on Spur.

LEGAL PROCEEDINGS

There are no legal proceedings to which Spur is a party or of which any of the Spur Assets is subject, which is material to Spur, and Spur is not aware of any such proceedings that are contemplated or pending.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTION

Except as disclosed in the Information Circular or this Appendix, none of the directors or officers of Spur, and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Spur or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of Spur will be subject in connection with the operations of Spur. In particular, certain of the directors and officers of Spur are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Spur or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Spur. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

MATERIAL CONTRACTS

The only material contracts entered into by Spur and affecting Spur, during the past two years or to which any of them will become a party on or prior to the Effective Date, other than during the ordinary course of business is the Arrangement Agreement.

Copies of this agreement may be inspected at the head office of Spur at Suite 2250, 350 – 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N9 during normal business hours from the date of this Information Circular until the completion of the Arrangement.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by Spur during, or related to, Spur's most recently completed financial year other than GLJ, Spur's independent engineering evaluator. None of the designated professionals of GLJ had any registered or beneficial interests, direct or indirect, in any of Spur's securities or other property or of Spur's associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

None of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of us or of any of our associates or affiliates, except that Grant A. Zawalsky, a director of Spur and Shannon M. Gangl, Spur's Corporate Secretary, are partners at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to Spur.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Spur are KPMG LLP, Chartered Accountants, Calgary, Alberta.

Valiant Trust Company, at its principal offices in Calgary, Alberta will be the registrar and transfer agent for the Spur Shares.

SCHEDULE "A"

Pro Forma Financial Statements

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors
Profico Energy Management Ltd.

We have read the accompanying unaudited pro forma balance sheet of Spur Resources Ltd. (the "Company") as at March 31, 2006 and the unaudited pro forma statements of operations for the three months ended March 31, 2006 and for the year ended December 31, 2005, and have performed the following procedures:

1. Compared the figures in the columns captioned "Spur Resources Ltd." to the audited balance sheet of the Company as at April 20, 2006 and found them to be in agreement.

2. Compared the figures in the columns captioned "Spur Resources Ltd." to the unaudited schedule of net operating income of the Spur Assets for three months ended March 31, 2006 and to the audited schedule of net operating income for the Spur assets for the year ended December 31, 2005 respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

4. Read the notes to the pro forma financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Spur Resources Ltd." as at December 31, 2005 and for the three months ended March 31, 2006, and for the year ended December 31, 2005, as appropriate, and found the amounts in the column captioned "Spur Resources Ltd. Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Signed "KPMG LLP"

KPMG LLP
Chartered Accountants

Calgary, Canada
May 25, 2006

SPUR RESOURCES LTD.
PRO FORMA BALANCE SHEET
MARCH 31, 2006

(Unaudited)

($000's)	**Spur Resources Ltd.**	**Pro Forma Adjustments**	**Notes**	**Spur Resources Ltd. Pro Forma**
	(Audited) (Note 1)	*(Unaudited)*		*(Unaudited)*
Assets				
Cash	$ 1	$ 31,503	2(c)	$ 31,092
		(391)	2(c)	
		(20)	2(e)	
Prepaid Expense		20	2(e)	20
		31,112		31,112
Future income tax asset		2,363	2(h)	2,363
Oil and natural gas properties		3,525	2(a)	3,852
		327	2(g)	
	$ 1	$ 37,327		$ 37,327
Liabilities and Shareholders' Equity				
Accounts payable and accrued liabilities	$ –	$ –		$ –
Asset retirement obligation	–	327	2(g)	327
Shareholders' equity				
Share capital	$ 1	$ 9,609	2(i)	$ 37,000
	–	14,414	2(i)	–
	–	9,000	2(i)	–
	–	11,090	2(i)	–
	–	(7,113)	2(i)	–
Deficit	–	(7,113)	2(i)	–
	–	7,113		–
	1	37,000		37,000
	$ 1	$ 37,327		$ 37,327

See accompanying notes.

SPUR RESOURCES LTD.
PRO FORMA STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2006

(Unaudited)

($000's)	Spur Resources Ltd.	Pro Forma Adjustments	Notes	Spur Resources Ltd. Pro Forma
	(Note 1)			
Revenue				
Petroleum and natural gas sales	$ 1,229	$ –		$ 1,229
Royalties, net of Alberta Royalty Tax Credit	445	–		445
	784	–		784
Expenses				
Production	168	–		168
Transportation	7	–		7
General and administrative	–	51	2(d)	51
Depletion, depreciation and accretion	–	217	2(f)	217
Stock-based compensation	–	127	2(i)	127
	175	395		570
Earnings (loss) before taxes	609	(395)		214
Taxes				
Current income tax	–	–		–
Future income tax	–	123	2(h)	123
	–	–		123
Net Earnings (Loss)	**$ 609**	**$ (518)**		**$ 91**
Net Earnings Per Share – basic & diluted			2(i)	**$ 0.00**

See accompanying notes.

SPUR RESOURCES LTD.
PRO FORMA STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

(Unaudited)

($000's)	Spur Resources Ltd.	Pro Forma Adjustments	Notes	Spur Resources Ltd. Pro Forma
	(Note 1)			
Revenue				
Petroleum and natural gas sales	$ 5,180	$ –		$ 5,180
Royalties	1,795	–		1,795
	3,385	–		3,385
Expenses				
Production	757	–		757
Transportation	29	–		29
General and administrative	–	211	2(d)	211
Depletion, depreciation and accretion	–	901	2(f)	901
Stock-based compensation		508	2(i)	508
	786	1,620		2,406
Earnings (loss) before taxes	2,599	(1,620)		979
Taxes				
Current income tax	–	–		–
Future income tax	–	543	2(h)	543
	–	543		543
Net Earnings (Loss)	**$ 2,599**	**$ (2,163)**		**$ 436**
Net Earnings Per Share – basic & diluted			2(i)	**$ 0.01**

See accompanying notes.

SPUR RESOURCES LTD.
NOTES TO PRO FORMA FINANCIAL STATEMENTS

(Unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma balance sheet of Spur Resources Ltd. ("Spur") as at March 31, 2006 and the related unaudited pro forma statements of operations for the three months ended March 31, 2006 and the year ended December 31, 2005 (the "Pro Forma Statements") have been prepared to reflect the proposed Plan of Arrangement (the "Arrangement") involving Focus Energy Trust ("FET"), Profico Energy Management Ltd. ("Profico") and Spur, among others, wherein part, pursuant to the Arrangement, Profico will transfer certain of its properties to Spur, a corporation that will be a growth and exploration focused natural gas producer and Spur will do a private placement of equity capital.

The Pro Forma Statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. The unaudited Pro Forma Balance Sheet gives effect to the assumed transactions and assumptions described in Note 2 as if they had occurred at the date of the balance sheet, and the unaudited Pro Forma Statements of Operations give effect to the assumed transactions and assumptions described in Note 2 as if they had occurred on January 1, 2005 and January 1, 2006. The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicted or of the results which may be obtained in the future.

Accounting policies used in the preparation of the Pro Forma Statements are consistent with those used in the audited Consolidated Financial Statements of Profico as at December 31, 2005 and for the year ended December 31, 2005, and the unaudited Interim Consolidated Financial Statements of Profico as at March 31, 2006 and the three months ended (collectively, the Profico Historical Financial Statements"). The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the Profico Historical Financial Statements, the Balance Sheet of Spur as at April 20, 2006 and the Statement of Net Operating Income of the Spur Assets for the three months ended March 31, 2006, and 2005, and for each of the years in the three year period ended December 31, 2005. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Pursuant to the Arrangement, Profico will create Spur into which it will sell certain oil and natural gas properties formerly owned by Profico. The existing Profico Shareholders will also receive Spur shares and as a result, no adjustment to carrying values of the assets and liabilities of Profico transferred to Spur is required to account for the transaction. The assets and liabilities of Spur have been accounted for by the "continuity of interests" method and recorded at the amounts recorded in the Consolidated Financial Statements of Profico subject to allocations as necessary. The revenues and operating expenses of Spur have been derived from the Statement of Net Operating Income of Spur.

The Pro Forma Statements give effect to the following assumptions and adjustments:

a) Pursuant to the Arrangement, certain oil and natural gas properties of Profico will be sold to Spur at a fair value of $10.0 million. The net book value of oil and natural gas properties that have been allocated to Spur are based on Profico's book value of undeveloped property, and the relative proportion of total proven reserves of oil and natural gas future net revenues discounted at 10%, as determined by independent reserve engineers for the assets sold to Spur. The total cost of properties transferred is comprised of $1.5 million in undeveloped property and $2.0 million of developed property.

Each Profico common shareholder will receive, for each Profico common share held, one common share of Spur and one Spur Arrangement warrant. Each Spur Arrangement warrant will be exercisable into a common share of Spur at an exercise price of $1.818 per common share for a period of 30 days from the effective date of the Arrangement.

b) As part of the Arrangement, Spur will effect an initial private placement (the "Spur Private Placement") of 4,950,500 units issued to certain officers and employees of Spur and 6,100,000 Spur shares issued to certain directors and service providers. The units will be priced at $1.212 per unit and include one Spur share and a warrant to acquire 1.5 Spur shares at a price of $1.818 per share for a term of three years subject to certain vesting conditions. The 6.1 million Spur shares will be issued at a price of $1.818 per share.

c) The current assets of Spur consist of cash proceeds from the private placement of shares and exercise of the Spur Arrangement warrants, reduced by cash paid by Spur at clōsing for the difference between the fair value of assets acquired by Spur and the equity issued for these assets.

d) General and administrative expenses have been calculated on a dollar amount per barrel of oil equivalent of $2.06 for the given production.

e) Spur will assume the office lease of Profico at the effective date of the Arrangement and will reimburse $20,000 of prepaid rent. The term of the lease is until July 31, 2007.

f) Depreciation, depletion and accretion expense has been adjusted to reflect the application of the appropriate unit of production rate for the Spur assets based on Spur's estimated proved petroleum and natural gas reserves as determined by independent reserve engineers.

g) The asset retirement obligation has been determined based on the assets being transferred to Spur and was estimated based on the net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities, and the estimate timing of the costs to be incurred in future periods. A credit adjusted risk-free rate of 6%, consistent with the rate used by Profico, was used as a discount rate to calculate the fair value of the asset retirement obligation.

h) The future income tax asset on the Pro Forma Balance Sheet has been determined on the basis of the difference between the net book values of the assets and liabilities and the associated corresponding tax basis given the fair values that will result in Spur after the completion of the Arrangement. The future tax asset arises as a result of Spur having a greater tax basis than the net book value of the associated oil and natural gas properties. The provision for future income taxes has been calculated using an effective tax rate of 36.5% for the three months ended March 31, 2006 and the year ended December 31, 2005.

i) The net income per common share has been based on the following weighted average number of common shares outstanding based on the following assumptions:

   i. The common shares issued on acquisition of oil and natural gas properties is equal to the number of Profico shares outstanding at the effective date assuming the exercise of 10% of the outstanding Profico options.

   ii. The Spur Arrangement warrants issued to the Profico shareholders are assumed to be fully exercised at the effective date.

   iii. The 4,950,500 Spur shares issued to certain officers and employees pursuant to the private placement are recorded at the fair market value of a Spur share ($1.181 per share) with the $3 million difference between the fair market value and the cash actually received being recorded as a stock-based compensation expense. In future reporting periods, Spur will also

recognize stock based compensation expense on the Spur Warrants included in the units issued to officers and employees. The fair market value of these warrants as determined by using the Black Scholes option pricing method is estimated to be $1.5 million. This amount is not reflected in the pro-forma financial statements as it is assumed to be amortized of the three year term of the warrants.

iv. The private placement of $6.1 million shares at $1.818 per shares is assumed to be fully subscribed and paid at the effective date.

v. The reduction in share capital represents the difference between the fair values attributed to the share capital and the net book values of the assets transferred to Spur of $6.5 million, the future tax recovery of $2.4 million and the stock based compensation expense on the Spur units of $3.0 million.

vi. These capital transactions are assumed to have occurred at the beginning of the periods.

vii. The actual number of shares outstanding after the Arrangement will depend on the number of Profico options that are exercised prior to the Arrangement, the number of Spur Arrangement warrants exercised, and the actual number of shares issued pursuant to the private placement.

	Common Shares (000s)	Amount ($000s)
Common shares issued on acquisition of oil and gas properties	7,928	$ 9,609
Arrangement warrants exercised at the effective date of the arrangement	7,928	14,414
Initial private placement		
Founders' units	4,950	9,000
Private placement shares	6,100	11,090
Reduction in share capital	–	(7,113)
Total common shares outstanding	**26,906**	**$ 37,000**

j) No new options of Spur are assumed to be issued during the periods.

SCHEDULE "B"

Statement of Net Operating Income

AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF PROFICO ENERGY MANAGEMENT LTD.:

At the request of Profico Energy Management Ltd., we have audited the statement of net operating revenue for the selected properties to be transferred to Spur Resources Ltd. as referred to in the Arrangement Agreement dated April 23, 2006, as amended and restated as of May 24, 2006 (the "Arrangement Agreement") among Profico Energy Management Ltd., Focus Energy Trust and FET Acquisition Corp. for each of the years in the three year period ended December 31, 2005. This financial information is the responsibility of Profico Energy Management Ltd. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audit in accordance with Canadian Generally Accepted Auditing Standards. Those Standards require that the client perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, the financial information presents fairly, in all material respects, the statement of net operating revenue for the selected properties as referred to in the Arrangement Agreement for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Signed "KPMG LLP"

KPMG LLP
Chartered Accountants

Calgary, Canada
May 25, 2006

SPUR RESOURCES LTD.
STATEMENT OF NET OPERATING INCOME
OF THE SPUR ASSETS

(Thousands of Dollars)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	Years Ended December 31, 2005	Years Ended December 31, 2004	Years Ended December 31, 2003
	(Unaudited)	*(Unaudited)*	*(Audited)*	*(Audited)*	*(Audited)*
Petroleum and natural gas sales	$ 1,229	$ 1,061	$ 5,180	$ 4,795	$ 5,360
Royalties	445	321	1,795	1,609	2,017
Production expense	175	165	786	744	704
Net operating income	**$ 609**	**$ 575**	**$ 2,599**	**$ 2,442**	**$ 2,639**

See accompanying notes.

SPUR RESOURCES LTD.

NOTES TO THE STATEMENT OF NET OPERATING INCOME OF THE SPUR ASSETS

(Information for the three months ended March 31, 2006 and 2005 is unaudited)

1. Basis of Presentation

Pursuant to the Arrangement Agreement dated April 23, 2006 as amended and restated as of May 24 2006 among Profico Energy Management Ltd. ("Profico"), Focus Energy Trust ("Focus") and FET Acquisition Corp. ("AcquisitionCo") Profico has agreed to transfer certain of its properties to Spur Resources Ltd. ("Spur"), a corporation that will concentrate on exploration and development of oil and gas reserves.

The statement has been derived from financial information provided by Profico and relates only to the working interest in such properties that will be sold to Spur.

The statement has those net operating revenues which are directly related to the properties being sold to Spur and are based on the revenues earned and royalties and operating expenses incurred by Profico. These statements do not include any expenses related to general and administrative costs, interest, income or capital taxes, or any provisions related to depletion, depreciation or future asset retirement obligations.

2. Significant Accounting Policies

Petroleum and Natural Gas Sales

Crude oil, natural gas and natural gas liquids sales are recorded when title to the commodity passes to the purchaser. Revenues do not include any amounts from hedging with financial derivative instruments.

Production Expenses

Production expenses include all costs related to the transportation, lifting, gathering, and processing of crude oil and natural gas.

SCHEDULE "C"

Audited Balance Sheet

AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF SPUR RESOURCES LTD.:

We have audited the Balance Sheet of Spur Resources Ltd. as at April 20, 2006. The Balance Sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the Balance Sheet based on our audit.

We conducted our audit in accordance with Canadian Generally Accepted Auditing Standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the Balance Sheet presents fairly, in all material respects, the financial position of the Company as at May 25, 2006 in accordance with Canadian generally accepted accounting principles.

Signed "KPMG LLP"

KPMG LLP
Chartered Accounts

Calgary, Canada
May 25, 2006

SPUR RESOURCES LTD.
BALANCE SHEET
AS AT APRIL 20, 2006

(Audited)

ASSETS	
Cash	**$ 1**
SHAREHOLDERS' EQUITY	
Share capital	**$ 1**

Subsequent event (Note 3)

See accompanying notes

On behalf of the Board

(signed) *"Ian R. Currie"*
Ian R. Currie, Director

(signed) *"Clayton H. Woitas"*
Clayton H. Woitas, Director

SPUR RESOURCES LTD.
NOTES TO BALANCE SHEET
AS AT APRIL 20, 2006

(Audited)

1. INCORPORATION AND FINANCIAL PRESENTATION

Spur Resources Ltd. ("Spur") was incorporated pursuant to the Business Corporations Act (Alberta) on April 11, 2006 and has not carried on active business since incorporation. This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2. SHARE CAPITAL

Authorized

An unlimited number of first preferred shares, issuable in series.

An unlimited number of non-voting common shares without nominal or par value.

An unlimited number of voting common shares without nominal or par value.

Issued

Common Shares	Number of Shares	Amount
Issued on incorporation on April 11, 2006	1	$ 1
Balance as of April 20, 2006	**1**	**$ 1**

3. SUBSEQUENT EVENT

As part of the Arrangement (the "Arrangement"), Spur will acquire certain assets (the "Spur Assets") from Profico Energy Management Ltd. Spur will assume all liabilities, including environmental liabilities, relating to the Spur Assets. The existing Profico Shareholders will receive one Spur Share for each Profico Share held and one Spur Arrangement warrant that will be exercisable into a common share of Spur at an exercise price of $1.818 for a period of 30 days form the effective date of the Arrangement. Spur will also complete a private placement of 4,950,500 Spur units to certain officers and employees and 6,100,000 Spur Shares to directors and service providers. The Spur units will be priced at $1.212 per unit and include one Spur Share and a warrant to acquire 1.5 Spur Shares at a price of $1.818 per share for a term of three years subject to certain vesting conditions. The 6,100,000 Spur Shares will be issued at a price of $1.818 per share. The Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be effective June 27, 2006.

SCHEDULE "D"

51-101 Forms

See attached

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Spur Resources Ltd. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2005. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)			
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	January 16, 2006	Canada	-	$5,673	-	$5,673

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.
6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.
7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, March 16, 2006

ORIGINALLY SIGNED BY

Neil I. Dell, P. Eng.
Vice-President

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVE DATA AND OTHER INFORMATION (NI 51-101F3)

Management of Profico Energy Management Ltd. (the "Company") is responsible for the preparation and disclosure of information with respect to the oil and gas activities of properties of the Company to be contributed to Spur Resources Ltd. in accordance with securities regulatory requirements. This information includes reserves data, which consists of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecasted prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the reserve data. The report of the independent qualified reserve evaluator is presented in this document.

The Audit and Technical Committee of the Board of Directors of the Company has:

(a) reviewed the procedures of the Company for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Audit and Technical Committee of the Board of Directors has reviewed the procedures of the Company for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendations of the Audit and Technical Committee, approved:

(a) the content of the reserves data and other oil and gas information; and

(b) the content of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Clayton H. Woitas
President & Chief Executive Officer
Profico Energy Management Ltd.

Theodore M. Hanlon
Director
Profico Energy Management Ltd.

Ian R. Currie
Vice President, Engineering
Profico Energy Management Ltd.

James W. Davie
Director
Profico Energy Management Ltd.

APPENDIX I

SPUR RESOURCES LTD. STOCK OPTION PLAN

SPUR RESOURCES LTD.
STOCK OPTION PLAN

(Dated June 26, 2006)

1. Purpose of Plan

The purpose of this plan is to develop the interest of the directors, officers and employees of, and certain other persons providing services on an ongoing basis (collectively the "Optionees") of Spur Resources Ltd. and its subsidiaries (collectively "Spur") in the growth and development of Spur by providing them with the opportunity to acquire a proprietary interest in Spur.

2. Administration

This plan will be administered by the Board of Directors of Spur, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of Spur (such committee or, if no such committee is appointed, the Board of Directors of Spur, is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors of Spur.

3. Granting of Stock Options

The Committee may from time to time grant options ("Stock Options") to purchase common shares of Spur ("Common Shares") to the Optionees and fix the number of Common Shares subject to option to each Optionee.

4. Limitations to the Plan

Notwithstanding any other provision of the Plan:

(a) (subject to Clause 10 hereof) the maximum number of Common Shares issuable on exercise of outstanding Stock Options at any time shall be limited to 10% of the issued and outstanding Common Shares; and

(b) the number of Common Shares issuable pursuant to the Plan to any one person shall not exceed 5% of the outstanding Common Shares.

For the purposes of Section 4, any increase in the issued and outstanding Common Shares (whether it is a result of exercise of Stock Options or otherwise) will result in an increase in the number of Common Shares that may be issued on Stock Options outstanding at any time and any increase in the number of Stock Options granted will, upon exercise, make new grants available under the Plan.

Stock Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Stock Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired Stock Options.

5. Vesting of Stock Options

The Committee may, in its sole discretion, determine the time during which Stock Options shall vest (the "Vesting Shares") and the method of vesting, or that no vesting restriction shall exist either before or after the date of grant.

6. Expiry Date

All Stock Options granted pursuant to this Plan will expire on a date (the "Expiry Date") as determined by the Committee at the time of the grant provided that no Stock Option may be exercised beyond ten years from the time of the grant. In addition, if the Optionee:

(a) dies prior to the Expiry Date, the Optionee's legal representative may, within six months from the Optionee's death and prior to the Expiry Date, exercise the Options which are vested within such period, after which time any remaining Options shall terminate; and

(b) at any time ceases to be an employee of Spur or a subsidiary of Spur for any reason whatsoever, including without limitation resignation, dismissal or otherwise but excluding the Optionee's death, the Optionee may, prior to the Expiry Date and within 30 days from the date of ceasing to be an employee of Spur or a subsidiary of Spur, exercise the Options which are vested within such period, after which time the Option shall terminate. For the purposes of this subclause 6(b) the Optionee shall be deemed to cease to be an employee of Spur or a subsidiary of Spur on the date that Spur provides notice in writing of dismissal.

7. Exercise Price and Current Market Price

The exercise price of any Stock Option granted pursuant to the Plan shall be fixed by the Committee when the Stock Option is granted, provided that such price shall not be less than the current market price of the Common Shares on the date of the grant. "Current Market Price", on any date, shall be as determined by the Committee or, such price allowed by any applicable regulatory body or exchange.

8. Non-assignability

All Stock Options granted pursuant to the Plan will be personal to the Optionee and will not be assignable.

9. Exercise of Stock Option

(a) Subject to the Plan, the Optionee may:

(i) exercise from time to time by delivery to the Corporation, at its head office in Calgary, Alberta, a written notice of exercise ("Exercise Notice") specifying the number of Common Shares with respect to which the Stock Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased. Upon exercise of the Stock Option, the Corporation will cause to be delivered to the Optionee a certificate or certificates, representing such Common Shares in the name of the Optionee or the Optionee's legal personal representative or otherwise as the Optionee may or representative may in writing direct; or

(ii) exercise the right (the "Put Right") from time to time to require the Corporation to purchase all or any part of the Stock Options of the Optionee by delivery to the Corporation, at its head office in Calgary, Alberta, a written notice of exercise ("Put Notice") specifying the number of Stock Options with respect to which the Put Right is being exercised. Upon the exercise of the Put Right, the Corporation will purchase from the Optionee all of the Stock Options specified in the Put Notice at a purchase price (the "Purchase Price") equal to the Current Market Price, determined on the date of receipt of the Put Notice by the Corporation (the "Notice Date"), minus the Exercise Price for each Stock Option being purchased under the Put Right. Upon the exercise of the Put Right, the Corporation will cause to be delivered to the Optionee a cheque representing the aggregate Purchase Price within three Business Days of the Notice Date. Notwithstanding the foregoing, the Corporation may at its sole discretion decline to accept the exercise of a Put Right at any time; and

(b) Provided that the board of directors has approved the issuance of Common Shares pursuant to this Section 9 for a calendar year, an Optionee that exercises the Put Right in accordance with Section 9(a)(ii) may receive in lieu of the cash payment of the Purchase Price pursuant to Section 9(a)(ii) that number of Common Shares, which may, at the election of Spur, be issued on a flow-through basis (as Canadian Exploration Expense as defined in the *Income Tax Act* (Canada)) (the "Purchase Right"), at a price equal to the Current Market Price determined on the Notice Date by

providing notice to the Corporation on the Notice Date. Upon exercise of the Purchase Right, the Optionee will deliver to the Corporation an executed subscription agreement, in a form acceptable to the Corporation.

10. Alterations in Common Shares

Appropriate adjustments in the number of Common Shares optioned and in the exercise price per share, as regards options granted or to be granted, may be made or facilitated by the Committee in its discretion to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications, of the Common Shares, the payment of stock dividends by Spur or other relevant changes in the capital of Spur, subject to the prior approval of any stock exchange or other regulatory body having jurisdiction.

11. Take-over Bids

If, during the term of a Stock Option, a take-over bid (as defined in the *Securities Act* (Alberta) which is not exempt from the take-over bid requirements of Part 14 of the *Securities Act* (Alberta) (or its replacement or successor provisions) shall be made for the Common Shares, Spur shall give notice of such take-over bid to all Optionees immediately upon becoming aware of such take-over bid and in any event at least 14 days before the expiration of such take-over bid. Each Optionee shall have the right, whether or not such notice is given to it by Spur, to exercise their Stock Options to purchase all of the Common Shares optioned to them which have not previously been purchased, but such Common Shares may only be purchased for tender pursuant to such take-over bid. If for any reason such Common Shares are not so tendered or, if tendered, are not, for any reason, taken up and paid for pursuant to the take-over bid, any such Common Shares so purchased by an Optionee shall be, and be deemed to be, cancelled and returned to the treasury of Spur, shall be added back to the number of Common Shares, if any, remaining unexercised and upon presentation to Spur of Common Share certificates representing such Common Shares properly endorsed for transfer back to Spur, Spur shall refund the Optionee all consideration paid by the Optionee in the initial purchase thereof.

12. No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of a shareholder of Spur in respect of any Common Shares issuable upon exercise of a Stock Option until certificates representing such Common Shares have been issued and delivered.

13. Option Agreement

A written agreement will be entered into between Spur and each Optionee to whom a Stock Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the Exercise Price, the Vesting Dates, the Expiry Date and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in the form of agreement attached hereto as Appendix "A" or in such other form as the Committee may from time to time approve or authorize the officers of Spur to enter into, and may contain such terms as may be considered necessary in order that the Stock Option will comply with any provisions respecting Stock Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Stock Option is granted may from time to time be a resident or citizen, or the rules of any regulatory body having jurisdiction over Spur. All option agreements entered into and remaining outstanding prior to the effective date of the Plan continue with full force and effect unamended by the Plan.

14. Amendment or Discontinuance of the Plan

The Committee may, subject to the prior approval of the Board of Directors of Spur and any stock exchange or other regulatory body having jurisdiction, amend or discontinue the Plan or any Stock Options at any time, provided that no such amendment may increase the maximum number of Common Shares that may be optioned under the Plan in the aggregate or to any person or group of persons, change the manner of determining the minimum exercise price, extend the period during which Stock Options may be exercised or, without the consent of the Optionee, alter or impair any Stock Options previously granted to an Optionee under the Plan.

15. Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Stock Options granted prior to such approval shall be conditional upon such approval being given and no such options may be exercised unless such approval, if required, is given.

16. Common Shares Duly Issued

Common Shares issued upon the exercise of a Stock Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon payment thereof in accordance with the terms of the particular agreement and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors.

17. Effective Date

The Plan is effective from June 27, 2006.

APPENDIX A

STOCK OPTION AGREEMENT

THIS AGREEMENT made effective the • day of •, 20•.

BETWEEN:

SPUR RESOURCES LTD. ("Spur")

AND

• (the "Optionee")

WHEREAS:

A. The Optionee is an **[employee/director]** of **[Spur/a subsidiary of Spur]**; and

B. Spur wishes to grant the Optionee an Option (as defined below) to purchase Common Shares pursuant to the Stock Option Plan of Spur, as amended (the "Plan").

NOW THEREFORE Spur and the Optionee agree as follows:

1. The Optionee acknowledges receipt of a copy of the Plan and hereby agrees that the terms and conditions of the Plan will govern the Options granted hereby. Defined terms used in this Agreement have the meaning set forth in the Plan.

2. Spur hereby grants to the Optionee, subject to this Agreement and the Plan, effective as of •, 20•, an option to purchase a total of • Common Shares (the "Option") **[Note: for consistency with Plan may wish to not define here and simply refer to as Stock Option]** at a price of $• per share exercisable:

Number of Common Shares	*Exercise Price*	*Vesting Date*	*Expiry Date*

before 5:00 p.m. on •, 20•, (the "Expiry Time"). The Option may be exercised by the Optionee from time to time up until the Expiry Time. Not withstanding the foregoing, if an Optionee is on a leave of absence in excess of three months prior to any of the Vesting Dates referred to above, such Vesting Date shall be extended by such period of time in excess of three months.

3. If the Optionee:

   (a) dies prior to the Expiry Time, the Optionee's legal representative may, within six months from the Optionee's death and prior to the Expiry Time, exercise the Options which are vested within such period, after which time any remaining Options shall terminate;

   (b) at any time ceases to be an employee of Spur or a subsidiary of Spur for any reason whatsoever, including without limitation resignation, dismissal or otherwise but excluding the Optionee's death, the Optionee may, prior to the Expiry Time and within 30 days from the date of ceasing to be an employee of Spur or a subsidiary of Spur, exercise the Options which are vested within such period, after which time the Option shall terminate. For the purposes of this subclause 3(b) the Optionee shall be deemed to cease to be an employee of Spur or a subsidiary of Spur on the date that Spur provides notice in writing of dismissal;

(c) notwithstanding any other provision in this Agreement, if there takes place a "Change in Control", as defined below, at any time before the Expiry Time, and while the Optionee is still an employee of Spur or a subsidiary of Spur, the Option shall be exercisable, as to all Common Shares, immediately and shall terminate on the 30th day after the date of such Change of Control. For the purposes of this clause, "Change of Control" shall be deemed to occur if any of the following shall have occurred:

(i) the purchase or acquisition of any Voting Shares or Convertible Securities by a Holder which results in the Holder beneficially owning, or exercising control or direction over, Voting Shares or Convertible Securities such that, assuming only the conversion of Convertible Securities beneficially owned or over which control or direction is exercised by the Holders, the Holders would beneficially own, or exercise control or direction over, Voting Shares carrying the right to cast more than 50% of the votes attaching to all Voting Shares, but excluding any issue or sale of Voting Shares of Spur to an investment dealer or group of investment dealers as underwriters for distribution to the public either by way of prospectus or private placement; or

(ii) approval by the shareholders of Spur of an amalgamation, arrangement, merger or other consolidation or combination of Spur with another corporation which requires approval of the shareholders of Spur pursuant to its statute of incorporation and pursuant to which the shareholders of Spur immediately thereafter do not own shares of the successor or continuing corporation, which would entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation, which may be cast to elect directors of that corporation; or

(iii) the election at a meeting of Spur's shareholders of that number of persons which would represent a majority of the Board of Directors, as directors of Spur who are not included in the slate for election as directors proposed to Spur's shareholders by Spur; or

(iv) approval by the shareholders of Spur of the liquidation, dissolution or winding-up of Spur; or

(v) approval by the shareholders of Spur of the sale, lease or other disposition of all or substantially all of the assets of Spur; or

(vi) the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections (i), (ii), (iii), (iv) and (v) referred to above; or

(vii) a determination by the Board of Directors of Spur that there has been a change, whether by way of a change in the holding of the Voting Shares of Spur, in the ownership of Spur's assets or by any other means, as a result of which any person or group of persons acting jointly or in concert is in a position to exercise effective control of the Corporation.

For the purposes of this subclause 3(c) "Voting Shares" means any securities of Spur ordinarily carrying the right to vote at elections of directors, "Convertible Securities" means any securities convertible or exchangeable into Voting Shares or carrying the right or obligation to acquire Voting Shares and "Holder" means a person, a group of persons or persons acting jointly or in consort or persons associated or affiliated, within the meaning of the *Business Corporations Act* (Alberta), with any such person, group of persons or any of such persons acting jointly or in consort; and

(d) notwithstanding any other provisions in this Agreement, no new Options shall be granted to the Optionee as a result of the exercise of the Option for any of the reasons set out in this Clause 3.

4. This Agreement constitutes and expresses the whole agreement of the parties with reference to any of the matters or things herein discussed or mentioned, all promises, representations or understandings relative thereto being merged herein.

5. This Agreement shall be construed and enforced in accordance with the laws of Alberta.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

SPUR RESOURCES LTD.

Per:______________________________

Per:______________________________

______________________________ ______________________________

Witness: •

APPENDIX J

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On:

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX K

PRO FORMA FINANCIAL STATEMENTS OF FOCUS

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors
FET Resources Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Focus Energy Trust (the "Trust") as at March 31, 2006 and unaudited pro forma consolidated statements of income for the three months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1. Compared the figures in the columns captioned "Focus Energy Trust" to the unaudited financial statements of the Trust as at March 31, 2006 and for the three months then ended, and the audited consolidated financial statements of the Trust for the year ended December 31, 2006, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Profico Energy Management Ltd." to the unaudited financial statements of Profico Energy Management Ltd. as at March 31, 2006 and for the three months then ended, and the audited financial statements of Profico Energy Management Ltd. for the year ended December 31, 2005, respectively, and found them to be in agreement.

3. Compared the figures in the columns captioned "Spur Resources Ltd." to the unaudited schedule of net operating income of the Spur Assets for the three months then ended, and the audited schedule of net operating income of the Spur Assets for the year ended December 31, 2005, respectively, and found them to be in agreement.

4. Compared the figures in the columns captioned "Central and Northwest Saskatchewan Assets" to the unaudited schedule of net operating income of the Central and Northwest Saskatchewan Assets for the three months then ended and for the year ended December 31, 2005, respectively, and found them to be in agreement.

5. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and

(b) stated that the pro forma financial statements comply as to form in all material respects with Canadian securities legislation.

4. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Focus Energy Trust" and "Profico Energy Management Ltd." and as at March 31, 2006 and for the three months then ended, and for the year ended December 31, 2006 and found the amounts in the column captioned "Pro forma Focus Energy Trust" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) "*KMPG LLP*"

KPMG LLP
Chartered Accountants
Calgary, Canada

May 25, 2006

PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2006
(Unaudited)
(thousands)

	Focus Energy Trust	Profico Energy Management Ltd.	Pro forma Adjustments	Note	**Pro forma Focus Energy Trust**
ASSETS					
Current Assets					
Cash and cash equivalents	$ 5				$ 5
Accounts receivable	18,796	25,479			44,275
Prepaid expenses and deposits	2,197	641			2,838
	20,998	26,120	-		47,118
Investment in partnership		1,583	(1,583)	2(a)	-
Petroleum and natural gas properties and equipment	442,295	279,908	984,092	2(a)	1,706,295
Goodwill	5,100		297,841	2(a)	302,941
Reclamation fund	3,158		-		3,158
	$ 471,551	307,611			$ 2,059,512
LIABILITIES					
Current					
Accounts payable and accrued liabilities	$ 24,107	99,309	15,101	2(a) (b)	138,517
Cash distributions payable	6,985				6,985
	31,092	99,309			145,502
Long-term debt	99,000		92,800	2(a) (c)	191,800
Asset retirement obligation	15,546	9,400	374	2(a) (d)	25,320
Future income taxes	78,721	35,314	313,000	2(a)	427,035
	224,359	144,023			789,657
NON-CONTROLLING INTEREST					
Exchangeable shares	4,343		-		4,343
UNITHOLDERS' EQUITY					
Unitholders' capital	245,928	54,063	719,170	2(a) (e)	1,019,161
Limited partnership units	-	-	249,430	2(a) (e)	249,430
Contributed surplus	1,337	1,493	(1,493)	2(a)	1,337
Accumulated income	(4,416)	108,032	(108,032)	2(a)	(4,416)
	242,849	163,588			1,265,512
	$ 471,551	307,611			$ 2,059,512

See accompanying notes

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the three months ended March 31, 2006
(Unaudited)
(thousands, except per Unit amounts)

	Focus Energy Trust	Profico Energy Management	Central and Northwest Saskatchewan Assets 3(a)	Spur Resources Ltd 3(b)	*Adjusted Profico*	Pro forma Adjustments	Note	**Pro forma Focus Energy Trust**
Revenue								
Production income	48,146	73,476	12,505	1,229	59,742			**107,888**
Royalties	(10,775)	(17,717)	(4,566)	(445)	(12,706)			**(23,481)**
Alberta royalty tax credit	134				-			**134**
Facility income	707	182			182			**889**
Interest income	9				-			**9**
					-			**-**
	38,221	55,941	7,939	784	47,218			**85,439**
Expenses								
Transportation system charges	2,525	1,340		7	1,333			**3,858**
Production	4,912	4,192	1,209	168	2,815			**7,727**
General and administrative	1,621	850			850			**2,471**
					-			**-**
Interest and financing	1,038	401			401	1,033	3(c)	**2,472**
Depletion and depreciation	13,735	18,040			18,040	28,540	3(d)	**60,315**
Accretion of asset retirement obligation	264	100			100	49	3(e)	**413**
					-			**-**
	24,095	24,923	1,209	175	23,539			**77,256**
Income before income *and other taxes*	14,126	31,018	6,730	609	23,679			**8,183**
Income and other taxes								
Future income tax reduction	(3,147)	(39,519)		-	(39,519)	(13,336)	3(f)	**(56,002)**
Current and large corporations tax	150	50,487		-	50,487	2,434	3(f)	**53,071**
corporations tax	(2,997)	10,968	-	-	10,968			**(2,931)**
Non-controlling interest - exchangeable shares	345	-	-	-	-	(233)	3(g)	**112**
Net income for the period	16,778	20,050	6,730	609	12,711			**11,002**
Weighted average number of units outstanding - basic	36,718,905					41,000,000	3(h)	**77,718,905**
Weighted average number of units outstanding - diluted	38,002,008					41,000,000	3(h)	**79,002,008**
Net income per Trust Unit - basic	0.46							**0.14**
Net income per Trust Unit - diluted	0.45							**0.14**

See accompanying notes

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the year ended December 31, 2005
(Unaudited)
(thousands, except per Unit amounts)

	Focus Energy Trust	Profico Energy Management	Central and Northwest Saskatchewan Assets 3(a)	Spur Resources Ltd 3(b)	*Adjusted Profico*	Pro forma Adjustments	Note	Pro forma Focus Energy Trust
Revenue								
Production revenue	191,669	254,278	46,864	5,180	202,234			**393,903**
Royalties	(44,067)	(61,152)	(15,837)	(1,795)	(43,520)			**(87,587)**
Alberta royalty tax credit	490				-			**490**
Facility income	1,950	460			460			**2,410**
Interest income	40				-			**40**
					-			**-**
	150,082	193,586	31,027	3,385	159,174			**309,256**
Expenses								
Transportation system charges	9,931	4,953		29	4,924			**14,855**
Production	14,948	13,458	4,131	757	8,570			**23,518**
General and administrative	6,768	5,294		-	5,294			**12,062**
Litigation		60,000			60,000			**60,000**
					-			**-**
Interest and financing	3,531	864			864	3,769	3(c)	**8,164**
Depletion and depreciation	53,916	53,115		-	53,115	91,159	3(d)	**198,190**
Accretion of asset retirement obligation	889	400			400	197	3(e)	**1,486**
					-			**-**
	89,983	138,084	4,131	786	133,167			**318,275**
Income before income and other taxes	60,099	55,502	26,896	2,599	26,007			**(9,019)**
Income and other taxes								
Future income tax reduction	(5,678)	7,071		-	7,071	(47,095)	3(f)	**(45,702)**
Current and large corporations tax	876	19,920		-	19,920	10,044	3(f)	**30,840**
	(4,802)	26,991	-	-	26,991			**(14,862)**
Non-controlling interest - exchangeable shares	1,437	-	-		-	(764)	3(g)	**673**
Net income for the period	63,464	28,511	26,896	2,599	(984)			**5,170**
Weighted average number of units outstanding - basic	36,432,905					41,000,000	3(h)	**77,432,905**
Weighted average number of units outstanding - diluted	37,908,412					41,000,000	3(h)	**78,908,412**
Net income per Trust Unit - basic	1.74							**0.07**
Net income per Trust Unit - diluted	1.71							**0.07**

See accompanying notes

FOCUS ENERGY TRUST

Notes to the Proforma Consolidated Financial Statements
As at March 31, 2006 and for the three months ended March 31, 2006 and for the year ended December 31, 2005
(Unaudited)

1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet of Focus Energy Trust ("Focus" or the "Trust") as at March 31, 2006 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2006 and for the year ended December 31, 2005 (the "Pro Forma Statements") have been prepared to reflect the acquisition of the Shackleton and Southwest Saskatchewan properties of Profico Energy Management Ltd. ("Profico") by way of a plan of arrangement (the "Arrangement").

Under the terms of the Arrangement, Focus will issue 31 million trust units, 10 million limited partnership units, exchangeable for trust units on a one-for-one basis, and pay $92.8 million to Profico shareholders. In addition, Focus will assume approximately $87.2 million of net debt of Profico.

Pursuant to the Arrangement, the Central and Northwest Saskatchewan properties of Profico were not acquired by Focus. In addition certain properties of Profico were transferred into an entity which will be retained by the former Profico shareholders (Spur Resources Ltd.) and not acquired by Focus.

The Pro Forma Statement includes the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd. and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships.

The Pro Forma Statement has been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet gives effect to the transactions as described in note 2 as if they had occurred on March 31, 2006. The unaudited pro forma consolidated statements of income give effect to the transactions as described in note 2 as if they had occurred on January 1, 2006 or January 1, 2005 respectively, adjusted for the assumptions and outlined in note 3. The Pro Forma Statement is not indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the Pro Forma Statement are consistent with those in the audited consolidated financial statements of the Trust as at December 31, 2005. The Pro Forma Statement has been prepared from information derived from and should be read in conjunction with the following:

a. The Trust's unaudited interim consolidated financial statements as at and for the three months ended March 31, 2006;

b. The Trust's audited consolidated financial statements for the year ended December 31, 2005;

c. Profico's unaudited interim consolidated financial statements as at and for the three months ended March 31, 2006;

d. Profico's audited consolidated financial statements for the year ended December 31, 2005;

e. The unaudited Statement of Net Operating Revenue of the Spur Resources Ltd. Assets for the three months ended March 31, 2006 and 2005;

f. The audited Statement of Net Operating Revenue of the Spur Resources Ltd. Assets for the years ended December 31, 2005 and 2004;

g. The unaudited Statement of Net Operating Revenue of the Central and Northwest Saskatchewan Assets for the three months ended March 31, 2006 and 2005;

h. The unaudited Statement of Net Operating Revenue of the Central and Northwest Saskatchewan Assets for the year ended December 31, 2005.

2. Pro forma unaudited consolidated balance sheet adjustments (March 31, 2006)

The unaudited consolidated balance sheet as at March 31, 2006 gives effect to the following assumptions and adjustments as if they occurred on March 31, 2006:

a. On April 23, 2006 Focus entered into an arrangement agreement with Profico whereby Focus will acquire the Shackleton and Southwest Saskatchewan properties of Profico by way of a plan of arrangement.

The acquisition of Profico by Focus will be accounted for using the purchase method of accounting as follows:

Fair value of net assets acquired		(thousands)
Property, plant and equipment	$	1,264,000
Goodwill		297,841
Working capital deficiency		(87,200)
Asset retirement obligation		(9,774)
Future income tax liability		(348,314)
	$	1,116,553
Debt financing	$	92,800
Trust units issued		773,233
LP exchangeable units issued		249,430
Transaction costs		1,090
	$	1,116,553

The above represents management's preliminary allocation of the purchase price.

b. The accounts payable and accrued liabilities have been adjusted to reflect the estimated Profico acquisition and transaction costs.

c. Long-term debt has been adjusted to reflect the $92.8 million cash payment to Profico shareholders which will be funded through the use of new bank credit facilities.

d. The asset retirement obligation has been measured on the assumptions and terms consistent with those used in the Trust's financial statements. The liability was estimated based on applicable working interest of all wells and facilities, the

estimated cost to abandon and reclaim these wells and facilities and the estimated timing of the costs to be incurred in future periods.

e. Unitholders' capital has been adjusted to reflect the issuance of approximately 31 million trust units and 10 million LP exchangeable units based on a unit price of $24.94.

The LP exchangeable units are intended to be, to the greatest extend practicable, the economic and voting equivalent of Focus Units, being entitled to the same monthly cash distributions as a Focus Unit and being entitled to vote on Focus matters with holders of Focus Units through the Special Voting Unit. The LP exchangeable units are not listed on any stock exchange, are not transferable, except in certain limited circumstances and are not exchangeable into Focus Units until after January 1, 2007.

3. Pro forma unaudited consolidated statement of income adjustments (three months ended March 31, 2006 and for the year ended December 31, 2005)

The unaudited consolidated statements of income for the three months ended March 31, 2006 and for the year ended December 31, 2005, give effect to the following assumptions and adjustments as if the transactions described in note 2 occurred on January 1, 2006 and January 1, 2005, respectively:

a. Pursuant to the Arrangement, the Central and Northwest Saskatchewan properties were not acquired by Focus.

b. Pursuant to the Arrangement, certain properties of Profico were transferred into an entity which will be retained by the former Profico shareholders (Spur Resources Ltd.) and not acquired by Focus.

c. An increase in interest expense has been calculated by applying the average bank interest rate for the period to the change in bank loan after giving effect to the transaction described in note 2(a).

d. The provisions for depreciation and depletion have been adjusted to reflect the application of the appropriate unit-of-production rate for the Trust based on the Trust's estimated proved petroleum and natural gas reserves as determined by independent reserve engineers, after adjustments for the transactions described in Note 2(a).

e. Accretion expense has been adjusted for the acquired properties to reflect the assumptions used in the Trust's financial statements.

f. The income and other tax provisions have been adjusted to reflect the future income tax provision related to the adjustments to the pro forma statements of income and the large corporation's tax related to the transactions in note 2(a).

g. Non-controlling interest – exchangeable shares has been adjusted to reflect additional income from the acquired properties.

h. The pro forma basic and diluted per unit amounts are based on the weighted average number of Focus Trust Units that would have been outstanding for the period had the equity issue noted in 4(b) occurred on January 1, 2006 and January 1, 2005. Basic per-unit calculations are based on the weighted average number of Trust units outstanding for the period which includes outstanding LP exchangeable units.

	Three months ended March 31, 2006	Year Ended December 31, 2005
Total weighted average trust units outstanding – Basic	36,718,905	36,432,905
Adjustment for equity issues for Profico acquisition	41,000,000	41,000,000
Pro forma weighted average trust units outstanding - Basic	77,718,905	77,432,905
Total weighted average trust units outstanding – Diluted	38,002,008	37,908,412
Adjustment for equity issues for Profico acquisition	41,000,000	41,000,000
Pro forma weighted average trust units outstanding – Diluted	79,002,008	78,908,412

APPENDIX L

FLP B UNIT PROVISIONS

EXCHANGEABLE SECURITIES PROVISIONS

PROVISIONS ATTACHING TO THE CLASS B UNITS AND CERTAIN PROVISIONS ATTACHING TO THE CLASS A UNITS

The Class B Units shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these provisions:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), as from time to time amended, including the regulations from time to time promulgated thereunder;

(b) "**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

(c) "**applicable law**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

(d) "**Arrangement**" means the proposed arrangement, under section 193 of the ABCA, on the terms and conditions set forth in the Plan;

(e) "**Arrangement Agreement**" means the arrangement agreement dated as of April 23, 2006 among Focus, FET Acquisition Corp. and Profico Energy Management Ltd., as amended and restated on May 24, 2006, as from time to time further amended, supplemented or restated;

(f) "**Automatic Redemption**" has the meaning ascribed thereto in Section 8.1(b);

(g) "**Automatic Redemption Price**" has the meaning ascribed thereto in Section 8.1(b);

(h) "**Board of Directors**" means the board of directors of the General Partner;

(i) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

(j) "**Canadian Dollar Equivalent**" means in respect of an amount expressed in a currency other than Canadian dollars (the "**Foreign Currency Amount**") at any date the product obtained by multiplying the Foreign Currency Amount by the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose;

(k) "**Change of Law**" means any amendment to the Tax Act and other applicable provincial income tax laws that permits holders of Class B Units who are resident in Canada, who hold the Class B Units as capital property and deal at arm's length with Focus (all for the purposes of the Tax Act and other applicable provincial income tax laws) to exchange their Class B Units for Focus Units on a basis that will not require such holders to recognize any gain or loss in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws;

(l) "**Change of Residency Date**" has the meaning ascribed thereto in Section 8.1(a);

(m) "**Class A Units**" or "**FLP A Units**" means the Class A limited partnership units in FLP having the rights, privileges, restrictions and conditions set forth in the Limited Partnership Agreement;

(n) "**Class B Units**" or "**FLP B Units**" means the Class B limited partnership units in FLP having the rights, privileges, restrictions and conditions set forth in the Limited Partnership Agreement and these provisions;

(o) "**Class B Unit Consideration**" applicable on any date means, with respect to each Class B Unit, for any acquisition of, redemption of or distribution of assets of FLP in respect of, or purchase pursuant to, these provisions, the Support Agreement or the Voting and Exchange Trust Agreement, of such Class B Unit:

(i) one Focus Unit; plus

(ii) a cheque or cheques payable at par at any branch of the payor's bankers in the amount of all cash distributions declared and paid or (where the record date for determining the holders of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding cash loan was not made in respect of the Class B Unit; plus

(iii) all Focus Units (or fraction thereof) constituting distributions declared and paid or (where the record date for determining the holders of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding Subdivision of the Class B Unit was required to be but not made; plus

(iv) such other property constituting distributions declared and paid or (where the record date for determining the holders of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding non-cash loan was not made in respect of the Class B Unit;

provided that: (a) the part of the consideration which represents (i) and (iii) above shall be fully paid and satisfied by the delivery of the applicable number of Focus Units, such Focus Units to be duly issued, fully paid and non-assessable; (b) the part of the consideration which represents (iv) above shall be fully made and satisfied by delivery of such non-cash items; (c) any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (d) any such consideration shall be made less any tax required to be deducted and withheld therefrom and without interest;

(p) "**Class B Unit Price**" applicable on any date means, for each Class B Unit, an amount equal to the aggregate of:

(i) the Current Market Price on such date of one Focus Unit; plus

(ii) an amount equal to all cash distributions declared and paid or (where the record date for determining the holders of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding cash loan was not made in respect of the Class B Unit; plus

(iii) the Current Market Price on such date of all Focus Units (or fraction thereof) constituting distributions declared and paid or (where the record date for determining the holders of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding Subdivision of the Class B Unit was required to be but not made; plus

(iv) the full value of such other property constituting distributions declared and paid or (where the record date for determining the holders of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding non-cash loan was not made in respect of the Class B Unit;

(q) "**Class B Unit Voting Event**" means any matter in respect of which holders of Class B Units are entitled to vote as unitholders of FLP, other than an Exempt Class B Unit Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Class B Units are entitled to vote (or instruct the Voting and Exchange Trustee to vote) in their capacity as Beneficiaries under, and as that term is defined in, the Voting and Exchange Trust Agreement;

(r) "**Court**" means the Court of Queen's Bench of Alberta;

(s) "**Current Market Price**" means, in respect of a Focus Unit on any date, the per Focus Unit average of the closing sale price of a board lot of Focus Units on each trading day on which there was a closing sale price (and, in the event that there was no closing sale price on a given trading day, the closing sale price for such trading day shall be deemed to be the simple average of the highest bid price and the lowest ask price on such trading day), during a period of 20 consecutive trading days ending not more than three trading days before such date on the TSX, or, if Focus Units are not then quoted on the TSX, on such other stock exchange or automated quotation system on which Focus Units are listed or quoted, as the case may be, as may be selected by General Partner, acting reasonably, for such purpose; provided, however, that if Focus Units are not quoted on any stock exchange or automated quotation system, then the Current Market Price of a Focus Unit shall be determined by General Partner, acting reasonably, in good faith and in its sole discretion, and provided further that any such selection or determination by General Partner shall be conclusive and binding;

(t) "**Distribution Payment Date**" has the meaning ascribed thereto in the Focus Indenture;

(u) "**Effective Date**" means the date the Arrangement is effective under the ABCA;

(v) "**Effective Time**" means the time at which the articles of arrangement in respect of the Arrangement required under the ABCA are filed on the Effective Date;

(w) "**Exempt Class B Unit Voting Event**" means any matter in respect of which holders of Class B Units are entitled to vote as unitholders of FLP in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Class B Units, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Class B Units and Focus Units;

(x) "**FCT**" means Focus Commercial Trust, an unincorporated investment trust established under the laws of Alberta;

(y) "**FLP Special Voting Unit**" means a Special Voting Unit of Focus to be issued by Focus and deposited with the Voting and Exchange Trustee, which shall entitle, *inter alia*, the holders of Class B Units to such number of votes at meetings of holders of Focus Units as equals the number of Focus Units issuable from time to time on the redemption, retraction or exchange of those Class B Units;

(z) "**Focus**" means Focus Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Focus Indenture;

(aa) "**Focus Indenture**" means the trust indenture of Focus dated as of July 15, 2002 among Valiant Trust Company and Storm Energy Inc., as from time to time amended, supplemented or restated;

(bb) "**Focus Units**" means a unit, other than a FLP Special Voting Unit, of Focus, each such unit representing an equal undivided beneficial interest therein;

(cc) "**General Partner**" means FET Management Ltd., a corporation incorporated pursuant to the ABCA, and each other person who becomes an additional or substituted General Partner pursuant to the terms and conditions of the Limited Partnership Agreement;

(dd) "**governmental authority**" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

(ee) "**holder**" means, when used with reference to the Class B Units, a holder of Class B Units shown from time to time in the register maintained by or on behalf of FLP in respect of the Class B Units;

(ff) "**Insolvency Event**" means any admission in writing of the General Partner of the inability of FLP to pay its debts as they become due in the ordinary course of business;

(gg) "**Limited Partners**" means the persons who from time to time hold Class A Units or Class B Units;

(hh) "**Limited Partnership Agreement**" means the Focus Limited Partnership limited partnership agreement dated as of •, 2006, among the General Partner, FCT and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, to which these provisions are attached as a Schedule, as from time to time amended, supplemented or restated;

(ii) "**Liquidation Amount**" has the meaning ascribed thereto in Section 5.1;

(jj) "**Liquidation Call Right**" has the meaning ascribed thereto in Section 10.1;

(kk) "**Liquidation Date**" has the meaning ascribed thereto in Section 5.1;

(ll) "**Non-Resident**" means: (i) a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

(mm) "**Partners**" means, collectively, the Limited Partners and the General Partner, and "**Partner**" means any one of the Partners;

(nn) "**Partnership**" means the limited partnership formed pursuant to the Limited Partnership Agreement;

(oo) "**person**" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

(pp) "**Plan**" means the plan of arrangement under Section 193 of the ABCA as set forth in the Arrangement Agreement, as from time to time amended, supplemented or restated in accordance with the terms thereof;

(qq) "**Redemption Date**" means the date, if any, established by the Board of Directors for the redemption by FLP of all but not less than all of the outstanding Class B Units (other than Class B Units held by Focus or its affiliates) pursuant to Article 7, which date shall be no earlier than January 8, 2017, unless:

(i) there are less than one million Class B Units outstanding (other than Class B Units held by Focus or its affiliates), such number to be adjusted as determined by the Board of Directors, in good faith and in its sole discretion, to give effect to any subdivision, consolidation or distribution in specie of the Class B Units, any issue or distribution of rights, options or warrants to acquire Class B Units (or securities exchangeable for or convertible into or carrying rights to acquire Class B Units), any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Class B Units, in which case the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Class B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(ii) a Trust Control Transaction occurs, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Class B Units in connection with such a Trust Control Transaction and that the redemption of all but not less than all of the outstanding Class B Units is necessary to enable the completion of such Trust Control Transaction in accordance with its terms, the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Class B Units and to the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(iii) a Change of Law occurs, in which case the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Class B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(iv) a Class B Unit Voting Event is proposed, in which case, provided that the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Class B Unit Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, the redemption date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Class B Units to consider the Class B Unit Voting Event and the Board of Directors shall give such number of days' prior written notice of such redemption to the registered holders of the Class B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances; or

(v) an Exempt Class B Unit Voting Event is proposed and the holders of the Class B Units fail to take the necessary action at a meeting or other vote of holders of Class B Units, to approve or disapprove, as applicable, the Exempt Class B Unit Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of the Class B Units fail to take such action,

provided, however, that the accidental failure or omission to give any notice of redemption under clauses (i), (ii) or (iii) above to any of such holders of Class B Units shall not affect the validity of any such redemption;

(rr) "**Redemption Price**" has the meaning ascribed thereto in Section 7.1;

(ss) "**Retracted Units**" has the meaning ascribed thereto in Section 6.1(a)(i);

(tt) "**Retraction Date**" has the meaning ascribed thereto in Section 6.1(a)(ii);

(uu) "**Retraction Price**" has the meaning ascribed thereto in Section 6.1;

(vv) "**Retraction Request**" has the meaning ascribed thereto in Section 6.1(a);

(ww) "**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time;

(xx) "**Subdivision**" has the meaning ascribed thereto in Section 3.2;

(yy) "**Support Agreement**" means the support agreement to be entered into on the Effective Date among Focus, FCT, FLP and the General Partner, as from time to time amended, supplemented or restated;

(zz) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as from time to time amended, including the regulations promulgated from time to time thereunder;

(aaa) "**Transfer Agent**" means Valiant Trust Company or such other person as may from time to time be appointed by FLP as the registrar and transfer agent for the Class B Units;

(bbb) "**Trust Control Transaction**" means (i) any merger or similar transaction involving Focus as a result of which all of the outstanding Focus Units are to be sold to or exchanged for securities and/or cash of another entity; (ii) any offer to acquire securities of Focus to which are attached 50% or more of the voting rights attached to all outstanding securities of Focus; (iii) any sale of all or substantially all of the assets and investments of Focus or of all or substantially all of the business and undertaking of any of Focus, FCT, FLP or FET Resources Ltd.; or (iv) any publicly announced proposal to do any of the foregoing;

(ccc) "**TSX**" means the Toronto Stock Exchange;

(ddd) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date among Focus, FLP and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

(eee) "**Voting and Exchange Trustee**" means Valiant Trust Company, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

ARTICLE 2
RANKING OF CLASS B UNITS

2.1 Subject to Article 5, on a distribution of assets in the event of the liquidation, dissolution or winding-up of FLP, whether voluntary or involuntary, or any other distribution of the assets of FLP among its Partners for the purpose of winding-up its affairs:

(a) the holders of Class A Units shall be distributed an amount equal to the aggregate of all liabilities of Focus and FCT (other than those due among them); and

(b) the balance of the assets of FLP shall be distributed:

(i) as to that proportion of such assets equal to the result obtained by dividing the amount of such assets by the sum of the number of Class B Units and the number of Focus Units, in each case as outstanding on the date of such distribution, in respect of each Class B Unit outstanding; and

(ii) as to the remaining portion of such assets, to the holders of Class A Units rateably in accordance with the number of Class A Units held thereby.

ARTICLE 3
LOANS AND DISTRIBUTIONS

3.1 A holder of a Class B Unit shall be entitled to receive and FLP shall, subject to applicable law, on each Distribution Payment Date, make a loan in respect of each Class B Unit:

(a) in the case of a cash distribution declared on Focus Units, in an amount in cash for each Class B Unit equal to the cash distribution (or Canadian Dollar Equivalent thereof in the case of a cash distribution declared in other than Canadian dollars) declared on each Focus Unit; or

(b) in the case of a distribution declared on Focus Units in property other than cash or Focus Units, in such type and amount of property for each Class B Unit as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by Section 3.6) the type and amount of property declared as a distribution on each Focus Unit.

3.2 In the case of a distribution declared on Focus Units to be paid in Focus Units, the Board of Directors shall subdivide, redivide or change (the "**Subdivision**") each issued and unissued Class B Unit on the basis that each Class B Unit before the subdivision becomes a number of Class B Units equal to the sum of (i) one Focus Unit and (ii) the number of Focus Units to be paid as a unit distribution on each Focus Unit. In making such Subdivision, the Board of Directors shall consider the effect thereof upon the then outstanding Class B Units and the general taxation consequences of the Subdivision to the holders of the Class B Units. In such instance, and notwithstanding any other provision hereof, such Subdivision shall become effective on the effective date specified in Section 3.4 without any further act or formality on the part of the Board of Directors, FLP or of the holders of Class B Units. For greater certainty, subject to applicable law, no approval of the holders to an amendment to the Limited Partnership Agreement shall be required to give effect to such Subdivision. Notwithstanding the foregoing, no such Subdivision shall be made if the distribution of Focus Units by Focus is immediately followed by an automatic consolidation of the outstanding Focus Units in accordance with Section 3.9 of the Focus Indenture and such consolidation is effective.

3.3 Cheques of FLP payable at par at any branch of the bankers of FLP shall be issued in respect of any cash loans contemplated by Section 3.1(a) and the sending of such a cheque to each holder of a Class B Unit shall satisfy FLP's obligation to make the cash loan represented thereby unless the cheque is not paid on presentation. Subject to applicable law, certificates registered in the name of the registered holder of Class B Units shall be issued or transferred in respect of any Subdivision contemplated by Section 3.2 and the sending of such certificates to each holder of a Class B Unit shall satisfy the unit distribution represented thereby. Such other type and amount of property in respect of FLP's obligation to make the loans contemplated by Section 3.1(b) shall be issued, distributed or transferred by FLP in such manner as it shall determine and the issuance, distribution or transfer thereof by FLP to each holder of a Class B Unit shall satisfy FLP's obligation to make the loan represented thereby. No holder of a Class B Unit shall be entitled to recover by action or other legal process against FLP any loan advance that is represented by a cheque that has not been duly presented to FLP's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such loan advance was first payable.

3.4 The record date for the determination of the holders of Class B Units entitled to receive and the date for making any loan in respect of the Class B Units under Section 3.1 shall be the same dates as the record date and payment date, respectively, for the corresponding distribution declared on Focus Units. The record date for the determination of the holders of Class B Units entitled to receive additional Class B Units in connection with any Subdivision of the Class B Units under Section 3.2 and the effective date of such Subdivision shall be the same dates as the record date and payment date, respectively, for the corresponding distribution declared on Focus Units.

3.5 If on any date any loan on the Class B Units under Section 3.1 is required to be made, the loan is not made in full in respect of all of the Class B Units then outstanding, any such loan that remains unadvanced shall be made on the earliest subsequent date or dates determined by the Board of Directors on which FLP shall have sufficient moneys, assets or property properly applicable to the making of such loan.

3.6 The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of Sections 3.1 and 3.2 and Article 12, and each such determination shall be conclusive and binding on FLP and all Partners. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(a) in the case of the distribution of any rights, options or warrants to subscribe for or purchase Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of Focus Units and the term of any such instrument;

(b) in the case of the distribution of any other form of property (including any securities of Focus of any class other than Focus Units, any rights, options or warrants other than those referred to in Section 3.6(a) above, any evidences of indebtedness of Focus or any assets of Focus) the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Focus Unit and the Current Market Price;

(c) in the case of any subdivision, redivision or change of the then outstanding Focus Units into a greater number of Focus Units or the reduction, combination, consolidation or change of the then outstanding Focus Units into a lesser number of Focus Units or any merger, reorganization or other transaction affecting Focus Units, the effect thereof upon the then outstanding Focus Units; and

(d) in all such cases, the general taxation consequences of the relevant event to holders of Class B Units to the extent that such consequences may differ from the taxation consequences to holders of Focus Units (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Class B Units).

3.7 Notwithstanding anything set forth in Sections 3.1 to 3.6, inclusive, any amount or property loaned in respect of Class B Units pursuant to Section 3.1:

(a) shall not constitute a distribution of profits or other compensation by way of income in respect of such Class B Units or a distribution of Partnership capital; and

(b) shall constitute a loan of the amount thereof or, in the case of property, the fair market value thereof as determined in good faith by the Board of Directors as of the date of such loan, to the holder of the Class B Units receiving the same, which loan shall be repayable, without interest, by such holder to FLP on the earlier of:

(i) January 1 of the calendar year next following the making thereof;

(ii) the 5th Business Day preceding any Insolvency Event;

(iii) the Business Day prior to the redemption pursuant to Article 6, 7 or 8 of the Class B Unit in respect of which the loan was made;

(iv) the Business Day prior to the purchase pursuant to Article 10 of the Class B Unit in respect of which the loan was made; and

(v) the Business Day prior to any other transfer of the Class B Unit in respect of which the loan was made.

3.8 FLP shall make (and be deemed to make) a distribution in respect of each Class B Unit equal to the amount of the loans outstanding in respect thereof as provided in Section 3.7 on the date such loans are repayable to FLP pursuant to Section 3.7.

3.9 FLP shall set off and apply the amount of any distribution made (or deemed to have been made) pursuant to Section 3.8 against the obligations of any holder of Class B Units under any loan outstanding in respect thereof as provided in Section 3.7. Each holder of Class B Units shall have the right to set off and apply any amount owed by such holder of Class B Units under any loan outstanding in respect thereof as provided in Section 3.7 against the amount of any distribution made pursuant to Section 3.8.

3.10 Except as provided in Article 2, this Article 3 and Article 5, the holders of Class B Units shall not be entitled to receive distributions in respect thereof.

ARTICLE 4
CERTAIN RESTRICTIONS

4.1 So long as any of the Class B Units are outstanding, FLP shall not at any time without, but may at any time with, the approval of the holders of the Class B Units given as specified in Section 11.1:

(a) pay any distributions on the Class A Units other than distributions payable in Class A Units;

(b) redeem or purchase or make any capital distribution in respect of Class A Units; or

(c) issue any Class B Units or any other units of FLP ranking superior to the Class B Units other than by way of distributions to the holders of Class B Units;

provided that such restrictions shall not apply if (i) all loans on the outstanding Class B Units corresponding to distributions declared and paid to date on Focus Units shall have been made in respect of the Class B Units; or (ii) the amount or property to be loaned has been set aside for loan in respect of the Class B Units on a forthcoming Distribution Payment Date corresponding with the payment of a distribution on Focus Units reflected by such loan.

ARTICLE 5
DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding-up of FLP, whether voluntary or involuntary, or any other distribution of the assets of FLP among its Partners for the purpose of winding up its affairs, a holder of Class B Units shall be entitled, subject to applicable law and to the exercise by FCT of the Liquidation Call Right, to receive from the assets of FLP in respect of each Class B Unit held by such holder on the effective date (the "**Liquidation Date**") of such liquidation, dissolution, winding-up or distribution of assets an amount per Class B Unit equal to the Class B Unit Price applicable on the last Business Day prior to the Liquidation Date (the "**Liquidation Amount**") payable as provided in Section 5.2.

5.2 On or promptly after the Liquidation Date, and subject to the exercise by FCT of the Liquidation Call Right, FLP shall cause to be delivered to the holders of the Class B Units the Liquidation Amount for each such Class B Unit upon presentation and surrender of the certificates representing such Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and FLP may reasonably require, at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP by notice to the holders of the Class B Units. Payment of the total Liquidation Amount for such Class B Units shall be made by delivery to each holder, at the address of the holder recorded in the register of FLP for the Class B Units or by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be

specified by FLP by notice to the holders of Class B Units, on behalf of FLP of the Class B Unit Consideration representing the total Liquidation Amount (less any amount withheld pursuant to Article 14).

5.3 On and after the Liquidation Date, the holders of the Class B Units shall cease to be holders of such Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Liquidation Amount (less any amount withheld pursuant to Article 14), unless upon presentation and surrender of certificates in accordance with the foregoing provisions payment of the total Liquidation Amount (less any amount withheld pursuant to Article 14) for such Class B Units shall not be made, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount (less any amount withheld pursuant to Article 14) to which such holders are entitled shall have been paid to such holders in the manner hereinbefore provided.

5.4 FLP shall have the right at any time on or before the Liquidation Date to deposit or cause to be deposited the Class B Unit Consideration representing the Liquidation Amount (less any amount withheld pursuant to Article 14) in respect of the Class B Units represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Class B Units, after such deposit, shall be limited to receiving their proportionate part of the total Liquidation Amount for such Class B Units so deposited (less any amount withheld pursuant to Article 14), against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Class B Unit Consideration, the holders of the Class B Units shall thereafter be considered and deemed for all purposes to be holders of Focus Units delivered to them or the custodian on their behalf.

5.5 After FLP has satisfied its obligations to pay the holders of the Class B Units the Liquidation Amount per Class B Unit pursuant to Section 5.1, such holders shall not be entitled to share in any further distribution of the assets of FLP.

ARTICLE 6
RETRACTION OF CLASS B UNITS BY HOLDER

6.1 A holder of Class B Units shall be entitled at any time after January 1, 2007, upon compliance with the provisions of this Article 6, to require FLP to redeem any or all of the Class B Units registered in the name of such holder for an amount per Class B Unit equal to the Class B Unit Price applicable on the last Business Day prior to the Retraction Date (the "**Retraction Price**"), which shall be satisfied in full by FLP causing to be delivered to such holder the Class B Unit Consideration representing the Retraction Price. To effect such redemption, the holder shall present and surrender at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP by notice to the holders of Class B Units, the certificate or certificates representing the Class B Units which the holder desires to have FLP redeem, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require, and together with:

(a) a duly executed statement (the "**Retraction Request**") in the form of Schedule A hereto or in such other form as may be acceptable to the General Partner:

(i) specifying that the holder desires to have all or any number specified therein of the Class B Units represented by such certificate or certificates (the "**Retracted Units**") redeemed by FLP; and

(ii) stating the Business Day on which the holder desires to have FLP redeem the Retracted Units (the "**Retraction Date**"), provided that the Retraction Date shall be not less than three (3) Business Days nor more than five (5) Business Days after the date on which the Retraction Request is received by the General Partner and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the

Retraction Date shall be deemed to be the fifth (5th) Business Day after the date on which the Retraction Request is received by the General Partner; and

(b) payment (or evidence satisfactory to the General Partner of payment) of the taxes (if any) payable as contemplated by Section 14.4.

6.2 Upon receipt by the General Partner or the Transfer Agent in the manner specified in Section 6.1 of a certificate or certificates representing the number of Retracted Units, together with a Retraction Request and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.6, FLP shall redeem the Retracted Units effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such Class B Units in accordance with Section 6.3. If only a part of the Class B Units represented by any certificate is redeemed, a new certificate for the balance of such Class B Units shall be issued to the holder at the expense of FLP.

6.3 FLP shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of FLP for the Class B Units or at the address specified in the holder's Retraction Request or, if specified in such Retraction Request, by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP by notice to such holder of Class B Units, the Class B Unit Consideration representing the total Retraction Price (less any amount withheld pursuant to Article 14) and such delivery to the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price to the extent that the same is represented by such Class B Unit Consideration.

6.4 On and after the close of business on the Retraction Date, the holder of the Retracted Units shall cease to be a holder of such Retracted Units and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the total Retraction Price (less any amount withheld pursuant to Article 14) unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price (less any amount withheld pursuant to Article 14) shall not be made as provided in Section 6.3, in which case the rights of such holder shall remain unaffected until the total Retraction Price (less any amount withheld pursuant to Article 14) has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price (less any amount withheld pursuant to Article 14) has been made in accordance with the foregoing provisions, the holder of the Retracted Units so redeemed by FLP shall thereafter be considered and deemed for all purposes to be the holder of Focus Units delivered to it.

6.5 Notwithstanding any other provision of this Article 6, FLP shall not be obligated to redeem Retracted Units specified by a holder in a Retraction Request to the extent that such redemption of Retracted Units would be contrary to provisions of applicable law. If FLP believes, acting reasonably, that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Units tendered for redemption on such date, FLP shall only be obligated to redeem Retracted Units specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of Class B Units) as would not be contrary to such provisions and shall notify the holder at least one Business Day prior to the Retraction Date as to the number of Retracted Units which will not be redeemed by FLP. In any case in which the redemption by FLP of Retracted Units would be contrary to applicable law, FLP shall redeem the maximum number of Class B Units which the Board of Directors determines FLP is permitted to redeem as of the Retraction Date on a pro rata basis and shall issue to each holder of Retracted Units a new certificate, at the expense of FLP, representing the Retracted Units not redeemed by FLP pursuant to Section 6.2. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.6, the holder of any such Retracted Units not redeemed by FLP pursuant to Section 6.2 as a result of applicable law shall be deemed by giving the Retraction Request to have instructed the Voting and Exchange Trustee to require Focus to purchase such Retracted Units from such holder on the Retraction Date or as soon as practicable thereafter on payment by Focus to such holder of

the Retraction Price for each such Retracted Unit, all as more specifically provided in Section 5.7 of the Voting and Exchange Trust Agreement.

6.6 A holder of Retracted Units may, by notice in writing given by the holder to FLP before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void.

ARTICLE 7
REDEMPTION OF CLASS B UNITS BY FLP

7.1 Subject to applicable law, FLP shall on the Redemption Date redeem all but not less than all of the then outstanding Class B Units for an amount per Class B Unit equal to the Class B Unit Price applicable on the last Business Day prior to the Redemption Date (the "**Redemption Price**"), which shall be satisfied in full by FLP causing to be delivered to such holder the Class B Unit Consideration representing the Redemption Price.

7.2 In any case of a redemption of Class B Units under this Article 7, FLP shall, at least 30 days before the Redemption Date (other than a Redemption Date established in connection with a Trust Control Transaction, a Change of Law, a Class B Unit Voting Event or an Exempt Class B Unit Voting Event), send or cause to be sent to each holder of Class B Units a notice in writing of the redemption by FLP of the Class B Units held by such holder. In the case of a Redemption Date established in connection with a Trust Control Transaction, a Change of Law, a Class B Unit Voting Event or an Exempt Class B Unit Voting Event, the written notice of redemption by FLP will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price and the Redemption Date. In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

7.3 On or after the Redemption Date, FLP shall cause to be delivered to the holders of the Class B Units to be redeemed the Redemption Price (less any amount withheld pursuant to Article 14) for each such Class B Unit upon presentation and surrender at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP in the notice described in Section 7.2 of the certificates representing such Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require. Payment of the total Redemption Price for such Class B Units shall be made by delivery to each holder, at the address of the holder recorded in the securities register of FLP or by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP in such notice, on behalf of FLP of the Class B Unit Consideration representing the total Redemption Price (less any amount withheld pursuant to Article 14) for the holder's Class B Units.

7.4 On and after the Redemption Date, the holders of the Class B Units called for redemption shall cease to be holders of such Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price (less any amount withheld pursuant to Article 14), unless payment of the total Redemption Price for such Class B Units shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price (less any amount withheld pursuant to Article 14) has been paid in the manner hereinbefore provided.

7.5 FLP shall have the right at any time after the sending of notice of its intention to redeem the Class B Units as aforesaid to deposit or cause to be deposited the Class B Unit Consideration with respect to the Class B Units so called for redemption, or of such of the said Class B Units represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice. Upon the later of such deposit being made and the Redemption Date, the Class B Units in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or

Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price for such Class B Units so deposited (less any amount withheld pursuant to Article 14), against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Class B Unit Consideration, the holders of the Class B Units shall thereafter be considered and deemed for all purposes to be holders of Focus Units delivered to them or the custodian on their behalf.

ARTICLE 8
AUTOMATIC REDEMPTION

8.1 (a) Each holder of Class B Units shall notify FLP of any event or circumstance which would result in such holder becoming or being deemed to become a Non-Resident, as soon as practicable and, in any event, at least 30 days prior to the anticipated effective date of such change (the "**Change of Residency Date**").

(b) On and as of the fifth Business Day prior to the Change of Residency Date, all but not less than all of such holder's Class B Units shall be and be deemed to be transferred to FLP for the Class B Unit Price applicable on the last Business Day prior to the Change of Residency Date (the "**Automatic Redemption Price**") in accordance with Section 8.1(c) (the "**Automatic Redemption**").

(c) For the purposes of completing the purchase of the Class B Units pursuant to the Automatic Redemption, FLP shall deposit or cause to be deposited with the Transfer Agent, as soon as practicable after the Change of Residency Date, the Class B Unit Consideration representing the total Automatic Redemption Price. From and after the fifth Business Day prior to the Change of Residency Date, the holder of the Class B Units referred to in Section 8.1(a) shall cease and be deemed to cease to be a holder of the Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive the total Automatic Redemption Price payable by FLP to such holder (less any amount withheld pursuant to Article 14), without interest, upon presentation and surrender by the holder of certificates representing the Class B Units held by such holder and the holder shall on and after the Change of Residency Date be considered and deemed for all purposes to be the holder of Focus Units to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of FLP shall deliver to such holder, the Class B Unit Consideration (less any amount withheld pursuant to Article 14) to which such holder is entitled.

ARTICLE 9
PURCHASE FOR CANCELLATION

9.1 Subject to applicable law and the Limited Partnership Agreement and notwithstanding Section 9.2, FLP may at any time and from time to time purchase for cancellation all or any part of the Class B Units by private agreement with any holder of Class B Units.

9.2 Subject to applicable law and the Limited Partnership Agreement, FLP may at any time and from time to time purchase for cancellation all or any part of the outstanding Class B Units by invitation to tender made to all the holders of record of Class B Units then outstanding at any price per Class B Unit. If in response to an invitation for tenders under the provisions of this Section 9.2, more Class B Units are tendered at a price or prices acceptable to FLP than FLP is prepared to purchase, the Class B Units to be purchased by FLP shall be purchased as nearly as may be pro rata according to the number of Class B Units tendered by each holder who submits a tender to FLP, provided that when Class B Units are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the Class B Units tendered at the

price at which more Class B Units were tendered than FLP is prepared to purchase after FLP has purchased all the Class B Units tendered at lower prices. If only part of the Class B Units represented by any certificate shall be purchased, a new certificate for the balance of such Class B Units shall be issued at the expense of FLP.

ARTICLE 10
CERTAIN RIGHTS TO ACQUIRE CLASS B UNITS

10.1 (a) FCT shall have the overriding right (the "**Liquidation Call Right**"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of FLP or any other distribution of the assets of FLP among its Partners for the purpose of winding-up its affairs, to purchase from all but not less than all of the holders (other than Focus and its affiliates) of Class B Units on the Liquidation Date all but not less than all of the Class B Units held by each such holder upon payment by FCT to each such holder of the Liquidation Amount for each of such holder's Class B Units in accordance with Section 10.1(c). In the event of the exercise of the Liquidation Call Right by FCT, each holder shall be obligated to sell all the Class B Units held by such holder to FCT on the Liquidation Date upon payment by FCT to such holder of the Liquidation Amount for each such Class B Unit, whereupon FLP shall have no obligation to pay any Liquidation Amount to the holders of such Class B Units so purchased by FCT.

(b) To exercise the Liquidation Call Right, FCT must notify FLP and the Transfer Agent of FCT's intention to exercise such right at least 15 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of FLP or any other voluntary distribution of the assets of FLP among its Partners for the purpose of winding-up its affairs, and at least five (5) Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of FLP or any other involuntary distribution of the assets of FLP among its Partners for the purpose of winding up its affairs. The Transfer Agent will notify the holders of Class B Units as to whether FCT has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by FCT. If FCT exercises the Liquidation Call Right, then on the Liquidation Date, FCT will purchase and the holders of Class B Units will sell all of the Class B Units then outstanding for a price per Class B Unit equal to the Liquidation Amount.

(c) For the purposes of completing the purchase of the Class B Units pursuant to the Liquidation Call Right, FCT shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, the Class B Unit Consideration representing the total Liquidation Amount. Provided that such Class B Unit Consideration has been so deposited with the Transfer Agent, on and after the Liquidation Date, the holders of the Class B Units shall cease to be holders of the Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Liquidation Amount payable by FCT (less any amount withheld pursuant to Article 14), without interest, upon presentation and surrender by the holder of certificates representing the Class B Units held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of Focus Units to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of FCT shall deliver to such holder, the Class B Unit Consideration (less any amount withheld pursuant to Article 14) to which such holder is entitled. If FCT does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Class B Units will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by FLP in connection with the liquidation, dissolution or winding-up of FLP pursuant to Section 5.2.

ARTICLE 11
AMENDMENT AND APPROVAL

11.1 Any approval given by the holders of the Class B Units to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Units or any other matter requiring the approval or consent of the holders of Class B Units shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be given by resolution in writing executed by all holders of Class B Units entitled to vote on that resolution or passed by the affirmative vote of at least two-thirds of the votes cast on such resolution by holders of Class B Units (other than Focus and its affiliates) represented in person or by proxy at a meeting of holders of Class B Units duly called for such purpose and held upon at least 21 days' notice at which the holders of at least 25% of the outstanding Class B Units (other than Class B Units held by Focus and its affiliates) at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 25% of the outstanding Class B Units at that time are not present or represented by proxy within half an hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five (5) days thereafter and to such time and place as may be designated by the Chair of such meeting. At such adjourned meeting, the holders of Class B Units (other than Focus and its affiliates) present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of at least two-thirds of the votes cast on such resolution by holders (other than Focus and its affiliates) represented in person or by proxy at such meeting shall constitute the approval or consent of the holders of the Class B Units. For purposes of this section, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast. On every vote taken at every such meeting or adjourned meeting each holder of Class B Units shall be entitled to one vote in respect of each Class B Unit held by such holder.

ARTICLE 12
RECIPROCAL CHANGES, ETC. IN RESPECT OF FOCUS UNITS

12.1 Each holder of a Class B Unit acknowledges that the Support Agreement provides, in part, that Focus will not, without the prior approval of FLP and the prior approval of the holders of the Class B Units given in accordance with Section 11.1:

(a) issue or distribute Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) to the holders of all or substantially all of the then outstanding Focus Units by way of a distribution, other than an issue of Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) to holders of Focus Units (i) who exercise an option to receive distributions in Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) in lieu of receiving cash distributions, or (ii) pursuant to any distribution reinvestment plan;

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Focus Units entitling them to subscribe for or to purchase Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units); or

(c) issue or distribute to the holders of all or substantially all of the then outstanding Focus Units:

   (i) securities of Focus of any class other than Focus Units (other than securities exchangeable for or convertible into or carrying rights to acquire Focus Units);

   (ii) rights, options or warrants other than those referred to in Section 12.1(b);

   (iii) evidences of indebtedness of Focus; or

   (iv) assets of Focus,

unless the economic equivalent on a per Class B Unit basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or loaned simultaneously to holders of the Class B Units; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Focus in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement or to give effect to a redemption by Focus of Focus Units in accordance with the Focus Indenture.

12.2 Each holder of a Class B Unit acknowledges that the Support Agreement further provides, in part, that Focus will not without the prior approval of FLP and the prior approval of the holders of the Class B Units given in accordance with Section 11.1:

(a) subdivide, redivide or change the then outstanding Focus Units into a greater number of Focus Units;

(b) reduce, combine, consolidate or change the then outstanding Focus Units into a lesser number of Focus Units; or

(c) reclassify or otherwise change Focus Units or effect a merger, reorganization or other transaction affecting Focus Units;

unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Class B Units; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Focus in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement.

12.3 Notwithstanding the foregoing provisions of this Article 12, in the event of a Trust Control Transaction:

(a) which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of the definition of "**Redemption Date**"; and

(b) in which all or substantially all of the then outstanding Focus Units are converted into or exchanged for securities or rights to receive such securities (the "**Other Securities** ") of another person (the "**Other Entity**") that, immediately after such Trust Control Transaction, owns or controls, directly or indirectly, Focus;

then all references herein to "Focus" shall thereafter be and be deemed to be references to the "Other Entity" and all references herein to "Focus Units" shall thereafter be and be deemed to be references to "Other Securities" (with appropriate adjustments, if any, as are required to result in a holder of Class B Units on the exchange, redemption or retraction of such securities pursuant to these provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement immediately subsequent to Focus Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of Class B Units would have received if the exchange, redemption or retraction of such securities pursuant to these provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to Focus Control Transaction and Focus Control Transaction was completed) without any need to amend the terms and conditions of the Class B Units and without any further action required.

ARTICLE 13
ACTIONS BY FLP UNDER SUPPORT AGREEMENT

13.1 FLP shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement

without the approval of the holders of the Class B Units given in accordance with Section 11.1 other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreement for the protection of FLP or the holders of the Class B Units thereunder;

(b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Class B Units; or

(c) making such changes in or corrections to such agreement which, on the advice of counsel to FLP, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Class B Units.

ARTICLE 14
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

14.1 The certificates evidencing the Class B Units shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions relating to the Liquidation Call Right, Automatic Redemption, and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights, exchange right and automatic exchange thereunder).

14.2 Each holder of a Class B Unit, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge the Automatic Redemption in favour of FLP, and the Liquidation Call Right in favour of FCT and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of FLP or any other distribution of the assets of FLP among its Partners for the purpose of winding-up its affairs, or a change of residency, as the case may be, and to be bound thereby as therein provided.

14.3 FLP, FCT, Focus and the Transfer Agent shall be entitled to deduct and withhold from any loan, distribution or consideration otherwise payable to any holder of Class B Units such amounts as FLP, FCT, Focus or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, territorial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Class B Units in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, FLP, FCT, Focus and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to FLP, FCT, Focus or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and FLP, FCT, Focus or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

14.4 Upon any transfer or redemption of Class B Units, the certificate or certificates representing Focus Units to be delivered in connection with the payment of the total Redemption Price, Liquidation Amount, Retraction Price or Automatic Redemption Price, as the case may be, therefore shall be made without charge to the holder of the Class B Units so transferred or redeemed subject to these provisions and provided, however that such holder:

(a) shall pay (and none of Focus, FCT or FLP shall be required to pay) on an after-tax basis any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer or redemption, including, without limitation, any sales or land transfer taxes payable in any jurisdiction as a result of such transfer or redemption; or

(b) shall have provided evidence to the satisfaction of FLP that such taxes, if any, have been paid in full.

SCHEDULE A

RETRACTION REQUEST

[TO BE PRINTED ON CLASS B UNIT CERTIFICATES]

To: Focus Limited Partnership (the "**Partnership**") and Focus Energy Trust ("**Trust**")

This notice is given pursuant to Article 6 of the rights, privileges, restrictions and conditions (the "**Exchangeable Securities Provisions**") attaching to the Class B Units of FLP represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Exchangeable Securities Provisions have the meanings ascribed to such words and expressions in such Exchangeable Securities Provisions.

The undersigned hereby notifies FLP that the undersigned desires to have FLP redeem in accordance with Article 6 of the Exchangeable Securities Provisions:

[ ] all Class B Unit (s) represented by this certificate; or

[ ] Class B Unit (s) (only) represented by this certificate.

The undersigned hereby notifies FLP that the Retraction Date shall be ____________.

NOTE: The Retraction Date must be a Business Day and must not be less than three (3) Business Days nor more than five (5) Business Days after the date upon which this notice is received by FLP. If no such Business Day is specified above, the Retraction Date shall be deemed to be the fifth (5th) Business Day after the date on which this notice is received by the General Partner.

This Retraction Request may be revoked and withdrawn by the undersigned only by notice in writing given to FLP at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of applicable law, FLP is unable to redeem all Retracted Units, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require Focus to purchase the unredeemed Retracted Units.

The undersigned hereby represents and warrants to FLP and Focus that the undersigned has good title to, and owns, the Class B Unit(s) represented by this certificate to be acquired by FLP or Focus, as the case may be, free and clear of all liens, claims and encumbrances.

________________	________________	________________
(Date)	(Signature of Class B Unit holder)	(Guarantee of Signature)

[ ] Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Units are to be held for pick-up by the Class B Unit holder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the Class B Unit holder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Units will be issued and registered in, and made payable to, respectively, the name of the Class B Unit holder as it appears on the register of FLP and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such Class B Unit holder as indicated above, unless the form appearing immediately below is duly completed.

Date: ________________________

Name of person in Whose Name Securities or Cheque(s) Are to be Registered, Issued or Delivered (please print):

____

Street Address or P.O. Box: ____________________________________

Signature of Class B Unit holder: ________________________________

City, Province and Postal Code: ________________________________

Signature Guaranteed by: ____________________________________

NOTE: If this Retraction Request is for less than all of the Class B Unit(s) represented by this certificate, a certificate representing the remaining Class B Unit(s) of FLP represented by this certificate will be issued and registered in the name of the Class B Unit holder as it appears on the register of FLP, unless the Class B Unit Transfer Power on the Class B Unit(s) certificate is duly completed in respect of such Class B Unit(s).

APPENDIX M

FLP LIMITED PARTNERSHIP AGREEMENT

FOCUS LIMITED PARTNERSHIP

LIMITED PARTNERSHIP AGREEMENT

Dated as of •, 2006

TABLE OF CONTENTS

THIS LIMITED PARTNERSHIP AGREEMENT is dated as of •, 2006.

AMONG:

> **FET MANAGEMENT LTD.**, a body corporate incorporated pursuant to the ABCA (the "**General Partner**")
>
> - and -
>
> **FOCUS COMMERCIAL TRUST**, an unincorporated investment trust established under the laws of Alberta, by its Administrator, FET Resources Ltd. (the "**Initial Limited Partner**")
>
> - and -
>
> Each Person who, from time to time, is accepted as and becomes a limited partner of the partnership formed pursuant to this Agreement in accordance with the terms and conditions of this Agreement (the "**Limited Partners**")

WHEREAS the General Partner and the Initial Limited Partner wish to form and organize a limited partnership as set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, mutual covenants and agreements herein set forth, the parties covenant and agree, each with the others, as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement capitalized term not otherwise defined herein have the same meaning as in the Plan and unless the context otherwise requires:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), as amended from time to time, including the regulations from time to time promulgated thereunder;

(b) "**Administration Agreement**" means the agreement to be entered into on June 26, 2006 among Focus, FCT and the General Partner pursuant to which the General Partner will provide certain administrative and support services to Focus and FCT, as from time to time amended, supplemented or restated;

(c) "**affiliate**" or "**associate**" when used to indicate a relationship with a Person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

(d) "**applicable law**" means any applicable law including any statute, regulation, by law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

(e) "**Arrangement**" has the same meaning as set forth in the Plan;

(f) "**Arrangement Agreement**" means the arrangement agreement dated as of April 23, 2006 as amended and restated May 24, 2006 among Focus, FET Acquisition Corp. and Profico Energy Management Ltd. as from time to time further amended, supplemented or restated;

(g) "**Board of Directors**" means the board of directors of the General Partner;

(h) "**Business**" means the business of the Partnership as set out in Section 4.1;

(i) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta for the transaction of banking business;

(j) "**Capital Account**" has the meaning ascribed thereto in Section 6.4;

(k) "**Capital Contribution**" means the capital contributed by a Partner or agreed to be contributed by a Partner pursuant to Article 6;

(l) "**Certificate**" means a certificate in respect of the Partnership filed pursuant to the Partnership Act and as amended in accordance with all notices to such certificates filed pursuant to the Partnership Act;

(m) "**Certificate Date**" means the date on which the Certificate is filed in accordance with Section 2.4;

(n) "**Class A Units**" means the Class A limited partnership units in the Partnership having the rights, privileges, restrictions and conditions set forth herein;

(o) "**Class B Units**" means the Class B limited partnership units in the Partnership having the rights, privileges, restrictions and conditions set forth herein;

(p) "**Current Account**" has the meaning ascribed thereto in Section 6.5;

(q) "**Effective Date**" means the date the Arrangement is effective under the ABCA;

(r) "**Eligible Person**" means a Person who is not a Non-Resident or a Tax-Exempt;

(s) "**Eligible Transferee**" means, in relation to a holder of Class B Units, an Eligible Person that does not deal at arms' length with such holder, within the meaning of the Tax Act, and is approved as an "Eligible Transferee" by the General Partner, which approval shall not be unreasonably withheld;

(t) "**Exchange Right**" means the right of a holder of Class B Units to require Focus to exchange Focus Units for such Class B Units on a one for one basis in accordance with the rights, privileges, restrictions and conditions of the Class B Units and the Voting and Exchange Trust Agreement;

(u) "**Extraordinary Resolution**" means a written resolution in one or more counterparts consented to in writing by the General Partner and by the Limited Partners holding Class A Units, and approved by the holders of Class B Units in accordance with Section 11.1 of Schedule A hereto;

(v) "**FCT**" means Focus Commercial Trust, an unincorporated investment trust established under the laws of Alberta;

(w) "**FCT Trust Indenture**" means the declaration of trust of FCT dated as of May •, 2006, between the FCT Trustee and Focus, as from time to time amended, supplemented or restated;

(x) "**FCT Trustee**" means FET Resources Ltd., as initial trustee of FCT, or such other Person as becomes the trustee of FCT in accordance with the FCT Trust Indenture;

(y) "**Fiscal Year**" has the meaning ascribed thereto in Section 14.1;

(z) "**FLP Special Voting Right**" means a special voting right of Focus to be issued by Focus and deposited with the Voting and Exchange Trustee, which shall entitle, *inter alia*, the holders of Class B Units to such number of votes at meetings of Focus Unitholders as equals the number of Focus Units issuable from time to time on the redemption, retraction or exchange of those Class B Units;

(aa) **"FLP Subsidiary"** means any Person that is, from time to time, owned and controlled by the Partnership;

(bb) **"Focus"** means Focus Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta;

(cc) **"Focus Record Date"** means any record date for determining the holders of Focus Units entitled to a distribution in accordance with the Focus Trust Indenture, including for greater certainty any Distribution Record Date (as defined in the Focus Trust Indenture);

(dd) **"Focus Trust Indenture"** means the trust indenture dated as of July 15, 2002 between Valiant Trust Company and Storm Energy Inc., as predecessor to FET Resources Ltd., as amended from time to time;

(ee) **"Focus Unit"** means a trust unit of Focus, other than a Special Voting Right, each such unit representing an equal undivided beneficial interest therein;

(ff) **"Focus Unitholders"** means the holders of record of Focus Units;

(gg) **"General Partner"** means FET Management Ltd. and each other Person who becomes an additional or substituted General Partner pursuant to the terms and conditions of this Agreement;

(hh) **"General Partnership Interest"** means the interest of the General Partner in the Partnership;

(ii) **"governmental authority"** includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

(jj) **"holder"** means, when used with reference to Class A Units or Class B Units, the holder of such units as shown from time to time on the register of Partners maintained by or on behalf of the Partnership in respect of such units;

(kk) **"Indemnity"** means the indemnity referred to in Section 12.5;

(ll) **"insolvent"** means the inability of the Partnership to pay its debts as they become due in the ordinary course of business;

(mm) **"Limited Partners"** means the Initial Limited Partner, those Persons who from time to time become holders of Class A Units or Class B Units, a Person who has subscribed for and paid for one or more Class A Units or Class B Units and whose subscription has been accepted by the General Partner who is registered as a limited partner in accordance with this Agreement and their respective successors and permitted assignees;

(nn) **"Loan Account"** has the meaning ascribed thereto in Section 8.8;

(oo) **"Net Income"** or **"Net Loss"** means, with respect to any period, the gross revenue of the Partnership from all sources, interest and other income for the period (including any gain or loss derived or sustained by the Partnership from any disposition of any capital property of the Partnership) less all expenses properly incurred by or on behalf of the Partnership, all as determined by the General Partner in accordance with generally accepted accounting principles;

(pp) **"Non-Resident"** means (i) a Person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

(qq) "**Ordinary Resolution**" means a written resolution in one or more counterparts consented to in writing by the General Partner and by Limited Partners holding a simple majority of the number of Class A Units outstanding in the Partnership;

(rr) "**Partners**" means, collectively, the Limited Partners and the General Partner, and "Partner" means any one of the Partners;

(ss) "**Partnership**" means the limited partnership formed pursuant to this Agreement;

(tt) "**Partnership Act**" means the *Partnership Act* (Alberta), as amended from time to time;

(uu) "**Partnership Assets**" means, at any time, all monies, properties and other assets as are at such time held by or on behalf of the Partnership or held by the General Partner on behalf of the Partnership;

(vv) "**Partnership Units**" means limited partnership units in the Partnership, initially consisting of Class A Units and Class B Units;

(ww) "**Person**" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

(xx) "**Plan**" means the plan of arrangement under Section 193 of the ABCA as set forth in the Arrangement Agreement, as from time to time amended, supplemented or restated;

(yy) "**Register**" has the meaning ascribed thereto in Section 14.3;

(zz) "**Securities**" has the meaning ascribed thereto in Section 5.6(c);

(aaa) "**Securities Legislation**" means the securities legislation of each province and territory of Canada, the rules, regulations and forms made or promulgated under such legislation, the policies, bulletins and notices of the regulatory authorities administering that legislation and the rules, regulations, bylaws and policies of the TSX, as any of the foregoing may be amended from time to time;

(bbb) "**Support Agreement**" means the support agreement to be entered into on the Effective Date among Focus, FCT, the Partnership and the General Partner, as from time to time amended, supplemented or restated;

(ccc) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1 (5th Supp), as amended from time to time, including the regulations from time to time promulgated thereunder;

(ddd) "**Tax-Exempt**" means a Person that is exempt from tax under Part I of the Tax Act;

(eee) "**Transfer**" has the meaning ascribed thereto in Section 5.15;

(fff) "**Transfer Agent**" means such entity including the General Partner as may from time to time be appointed by the General Partner to act as registrar and transfer agent of the Class B Units, together with any sub-transfer agent duly appointed by the Transfer Agent;

(ggg) "**Trustee**" means Valiant Trust Company, as the initial trustee of Focus, or such other Person as becomes the trustee of Focus in accordance with the Focus Trust Indenture;

(hhh) "**TSX**" means the Toronto Stock Exchange;

(iii) "**Unit Certificate**" means a certificate in such form or forms as may be approved by the General Partner, evidencing one or more Partnership Units, issued in accordance with the provisions hereof;

(jjj) **"Voting and Exchange Trust Agreement"** means the voting and exchange trust agreement to be entered into on the Effective Date among Focus, the Partnership and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

(kkk) **"Voting and Exchange Trustee"** means Valiant Trust Company, as initial trustee under the Voting and Exchange Trust Agreement, or such other Person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or a "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement. Unless otherwise indicated, the terms "this Agreement", "hereof", "herein", "hereunder" and "hereby" and similar expressions refer to this Limited Partnership Agreement (including the Schedule hereto), as from time to time amended, supplemented or restated, and not to any particular article, section schedule or other portion hereof.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the transactions contemplated hereby and thereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(d) time is of the essence; and

(e) references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

1.10 Schedule

The following Schedule is annexed to this Agreement and is hereby incorporated by reference into this Agreement and forms an integral part hereof:

Schedule A – Provisions Attaching to the Class B Units and Certain Provisions Attaching to the Class A Units.

ARTICLE 2
THE PARTNERSHIP

2.1 Nature of Partnership

The General Partner and the Limited Partners have agreed to and hereby do establish the Partnership as a limited partnership pursuant to the laws of Alberta and the provisions of this Agreement.

2.2 Subscription

A Person shall become a Limited Partner of the Partnership upon acceptance by the General Partner of that Person's subscription for Class A Units or Class B Units or, in the case of Class A Units and Class B Units issued under the Plan, upon the Effective Date.

2.3 Action and Consent

Except as provided in this Agreement, no action or consent by any other Limited Partner shall be required for the admission of any new Limited Partners.

2.4 Filing of Certificates

As soon as practicable following the execution hereof, the General Partner shall cause to be executed and filed such certificates, instruments and documents as may be required under the Partnership Act or other laws of Alberta to evidence the admission of the Limited Partners to the Partnership or otherwise. The General Partner and each Limited Partner shall execute and deliver as promptly as possible any documents that may be necessary or desirable to accomplish the purposes of this Agreement or to give effect to the formation and continuance of the Partnership under applicable laws. The General Partner shall take all necessary actions on the basis of information available to the General Partner in order to maintain the status of the Partnership as a limited partnership.

ARTICLE 3
NAME, PLACE OF BUSINESS AND DURATION OF THE PARTNERSHIP

3.1 Name of Partnership

The name of the Partnership shall be "**Focus Limited Partnership**" or such other name or names as the General Partner may from time to time deem appropriate to comply with the laws of the jurisdictions in which the Partnership may carry on business. The General Partner shall have the right to change the name of the Partnership and to file an amendment to the Certificate changing the name of the Partnership.

3.2 Place of Business

The principal place of business of the Partnership shall be located at 3300, 205-5th Avenue S.W., Calgary, Alberta T2P 2V7. The General Partner shall have the right to change the office and place of business of the Partnership from time to time in its sole discretion.

3.3 Term of Partnership

Each of the General Partner and the Limited Partners covenants and agrees to continue the Partnership pursuant to the provisions of the Partnership Act and this Agreement until such time as the Partnership is dissolved in accordance with the terms of this Agreement. In the event of the admission, resignation or withdrawal of a General Partner or Limited Partner, the business of the Partnership shall be continued by the General Partner without novation.

ARTICLE 4
BUSINESS OF THE PARTNERSHIP

4.1 Business of the Partnership

(a) The business of the Partnership (the "**Business**") shall consist of acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature and kind of, or issued by, Focus or any associate or affiliate thereof, or of, or issued by, any other corporation, partnership, trust or other Person involved, directly or indirectly, in any business which involves exploring for or drilling, extracting, gathering, processing, transporting, buying, storing or selling of petroleum, natural gas, natural gas liquids, water, minerals or other related products, power or other forms of energy, and all related businesses and such other businesses as the Board of Directors may determine, and activities ancillary and incidental thereto, whether carried on directly or indirectly or through another Person; provided that for so long as the Partnership is the holder of securities of any FLP Subsidiaries, the Business shall be conducted solely through its investment in such FLP Subsidiaries.

(b) Except with the approval by Extraordinary Resolution, the Partnership shall not vote its securities of any FLP Subsidiary to authorize:

  (i) a sale, exchange or other disposition of all or substantially all of the assets of an FLP Subsidiary (either in a single transaction or a series of transactions);

  (ii) any merger, amalgamation, arrangement, reorganization, recapitalization, or similar transaction involving an FLP Subsidiary; or

  (iii) the winding-up, liquidation or dissolution of an FLP Subsidiary prior to the end of the term of Focus;

  except in each case in conjunction with, or pursuant to, or as part of, an internal reorganization of Focus, FCT, the Partnership or such FLP Subsidiary.

4.2 Business in Other Jurisdictions

(a) The Partnership shall not carry on business in any jurisdiction unless the General Partner has taken all steps which may be required by the laws of that jurisdiction for the Limited Partners to benefit from the limited liability provisions applicable in such jurisdiction. The Partnership shall not carry on business in any jurisdiction in which the laws do not recognize the liability of the Limited Partners to be limited unless, in the opinion of the General Partner, the risks associated with the possible absence of limited liability in such jurisdiction are not significant considering the relevant circumstances.

(b) The Partnership shall carry on business in such a manner as to ensure, to the greatest extent possible, the limited liability of the Limited Partners, and the General Partner shall register the Partnership in other jurisdictions where the General Partner considers it appropriate to do so.

4.3 Other Business

The Partnership shall not carry on any active business, other than the Business, provided that the foregoing shall not be interpreted so as to prevent the Partnership from investing and re-investing its funds.

4.4 Partnership Property

Except as otherwise specifically provided in this Agreement, the Partnership shall hold the property of the Partnership and apply it exclusively for the purposes of the Partnership in accordance with this Agreement.

4.5 Title to Partnership Property

The General Partner is authorized to take legal title in its name to any or all property of the Partnership, which will be held in trust for the Partnership, but with authority to replace and dispose of it as deemed prudent in the conduct of the business and affairs of the Partnership.

ARTICLE 5
PARTNERSHIP CAPITAL AND UNITS

5.1 Classes of Partnership Units

The authorized capital of the Partnership on the Certificate Date shall initially consist of the General Partnership Interest, an unlimited number of Class A Units and an unlimited number of Class B Units.

5.2 Attributes of Class A Units

In addition to the rights and privileges, restrictions, conditions and limitations attached to the Class A Units and set out elsewhere herein, the Class A Units shall have attached thereto the following rights and privileges and be subject to the following restrictions, conditions and limitations:

(a) Class A Units shall be issued as provided in the Plan and, otherwise, shall be issuable solely to and held solely by the Initial Limited Partner or an affiliate of the Initial Limited Partner;

(b) holders of Class A Units shall have the right to one vote for each Class A Unit on any Ordinary Resolution or Extraordinary Resolution, except in respect of any matter that holders of Class B Units are entitled to vote separately as a class herein; and

(c) on a distribution of Partnership Assets in the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of the assets of the Partnership among the Partners for the purpose of winding-up its affairs, the holders of the Class A Units shall be entitled to share in the distribution of the Partnership Assets as provided in Schedule A.

5.3 Attributes of Class B Units

In addition to the rights and privileges, restrictions, conditions and limitations attached to the Class B Units and set out elsewhere herein, the Class B Units shall have attached thereto the following rights and privileges and be subject to the following restrictions, conditions and limitations:

(a) Class B Units shall be issued as provided in the Plan;

(b) the voting rights of the holders of Class B Units shall be as set out in Section 10.1 hereof; and

(c) the Class B Units shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule A hereto.

5.4 Initial Limited Partner

The Initial Limited Partner hereby subscribes for five Class A Units for an aggregate capital contribution of $100 and such subscription is accepted by the General Partner.

5.5 Priority Between Partnership Units of the Same Class or Series

Each Partnership Unit of the same class or series shall rank equally with all other Partnership Units of the same class or series and shall entitle the holder thereof to the same rights and obligations as the holder of any other Partnership Unit of the same class or series and no Limited Partner shall be entitled to any privilege, priority or preference hereunder in relation to any other Limited Partner holding Partnership Units of the same class or series.

5.6 Additional Issuances of Securities and Classes of Partnership Units

(a) The General Partner, in addition to the Class A Units and Class B Units, is authorized to cause the Partnership to issue at any time Partnership Units of any class or series or other Securities, to the General Partner, to any Limited Partners or to other Eligible Persons, all without any consent or approval of the Limited Partners or any percentage thereof. The General Partner shall determine the consideration and terms and conditions with respect to any future issuance of Securities in a manner that it in good faith determines to be in the best interests of the Partnership, which classes or series of Securities, if any, shall have such designations, preferences, privileges, participation rights or other special rights and restrictions as shall be fixed by the General Partner and, if the Securities are Partnership Units may include, without limitation:

(i) the allocation of Partnership income, gain, loss, deduction and credit to each class or series of Partnership Units, if any;

(ii) the right of each class or series of Partnership Units to share in Partnership distributions;

(iii) the rights of each class or series of Partnership Units upon dissolution and liquidation of the Partnership;

(iv) the price at which and the terms and conditions upon which each class or series of Partnership Units may be redeemed by the Partnership, if any class or series is so redeemable;

(v) the rate at which and the terms and conditions upon which each class or series of Partnership Units, if any, may be converted into another class or series of Partnership Units, as the case may be, if any class or series is so convertible;

(vi) the terms and conditions upon which each class or series of Partnership Units, if any, will be issued and assigned or transferred; and

(vii) the right of each class or series of Partnership Units to vote on Partnership matters including matters relating to the relative designations, preferences, privileges, participation rights or other special rights and restrictions of such class or series, if any class or series is granted any voting rights,

provided, however, that in fixing the designations, preferences, privileges, participation rights or other special rights and restrictions of any class or series of Partnership Units, the General Partner shall act in a manner that it in good faith determines to be in the best interests of the Partnership.

(b) Upon or prior to the issuance of any new class or series of Partnership Units having designations, preferences, privileges, participation rights or other special rights and restrictions which shall not be identical to or more favourable than the designations, preferences, privileges, participation rights or other special rights and restrictions of the Class A Units or the Class B Units, the General Partner, without the consent at the time of any Limited Partner (each Limited Partner hereby consenting to any and each amendment), may amend any provision of this Agreement and, pursuant to the exercise of the power of attorney granted to the General Partner pursuant to Section 15.1, may execute, swear to, acknowledge, deliver, file and record such documents as the General Partner may determine necessary or appropriate in connection with such amendment in order to reflect the authorization and issuance of each class or series of Partnership Units or other Securities and the designations, preferences, privileges, participation rights or other special rights or restrictions thereof as to the matters set forth in Section 5.6(a).

(c) Subject to Section 5.6(e), the General Partner is also authorized, subject to the Partnership Act, to cause the Partnership to issue any other type of security including, without limitation, secured and unsecured debt obligations of the Partnership, debt obligations of the Partnership convertible into any class or series of Partnership Units that may be issued by the Partnership, or options, rights, warrants, appreciation rights or subscription rights relating to any class or series of Partnership Units, any debt obligations or any combination of any of the foregoing (collectively, "**Securities**") from time to time to the General Partner, to Limited Partners or to other Eligible Persons on terms and conditions established by the General Partner acting in a manner that it in good faith determines to be in the best interests of the Partnership.

(d) The General Partner shall do all such things as it deems to be appropriate or necessary to comply with the Partnership Act and is authorized and directed to do all things which it deems to be necessary or advisable in connection with any future issuance of Securities, including compliance with any statute, rule, regulation or guideline of any securities regulatory authority or other governmental authority, which shall or may have jurisdiction over the Securities or the issuance, sale or transfer thereof.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner shall not permit or cause the Partnership to issue Partnership Units or other Securities ranking ahead of or on a parity with the Class A Units or Class B Units as to loans, distributions, allocations of Net Income and Net Loss, liquidation or voting rights, other than the issuance, from time to time, of additional Class A Units or Class B Units, unless the General Partner is satisfied that the issuance of such Partnership Units or other Securities and the adherence to the preferences, privileges, participation rights and other special rights and restrictions, if any, thereof will not:

(i) prevent the allocations to the Class A Units and the Class B Units required under Article 7;

(ii) prevent the loans and distributions required under Article 8 in respect of the Class A Units and the Class B Units; or

(iii) adversely affect the rights of the holders of Class B Units under the rights, privileges, restrictions and conditions attaching to the Class B Units, including under the Voting and Exchange Trust Agreement.

5.7 No Pre-Emptive Rights

Except as the General Partner may otherwise provide in connection with the issuance of additional Securities pursuant to Section 5.6, and except as otherwise provided in this Agreement, no Partner shall have any pre-emptive, preferential or other similar right with respect to:

(a) additional Capital Contributions;

(b) issuance or sale of Partnership Units, whether unissued or held in treasury;

(c) issuance of any obligations, evidences of indebtedness or other Securities whether or not convertible into or exchangeable for or carrying or accompanied by any rights to receive, purchase or subscribe for, any Partnership Units, whether unissued or held in treasury;

(d) issuance of any right of, subscription to or right to receive, or any warrant or option for the purchase of, any of the foregoing Securities; or

(e) issuance or sale of any other Securities that may be issued or sold by the Partnership.

5.8 No Fractional Interests in the Partnership

No fractional Partnership Units or other interests in the Partnership may be issued by the Partnership or transferred by Partners.

5.9 Advances to Partnership

No Limited Partner shall be required to advance funds to the Partnership in excess of an amount equal to the Limited Partner's Capital Contribution. If any Limited Partner shall advance funds to the Partnership in excess of the Limited Partner's Capital Contribution, the making of the advances shall not result in any increase in the Capital Contribution of the Limited Partner. The amounts of any such advances in excess of such Partner's Capital Contribution shall be a debt of the Partnership to the Limited Partner and shall be payable or collectible only out of the Partnership Assets in accordance with the terms and conditions upon which the advances are made. Default by the Partnership in repayment of such an advance shall not give the Limited Partner the right to demand or receive the return of any part of the Capital Account or Capital Contributions of such Limited Partner.

5.10 No Additional Contribution

Each Partnership Unit on issuance shall be fully paid and shall not be subject to any assessment for additional Capital Contributions.

5.11 Subdivision or Consolidation of Partnership Units

Without limitation to Section 3.2 of Schedule A hereto, the General Partner may at any time subdivide or consolidate any class or series of the Partnership Units on such basis as the General Partner in its discretion may determine provided that the General Partner shall only subdivide, redivide, reduce, combine, consolidate or change then outstanding Class B Units into a greater or lesser number of Class B Units if an equivalent change has been made concurrently in the Focus Units. After any subdivision or consolidation, the General Partner shall give to each Limited Partner such notice thereof as the General Partner in its discretion may consider reasonable in the circumstances.

5.12 General Partnership Interests

No certificate shall be issued to evidence the General Partnership Interest.

5.13 Unit Certificates

The General Partner shall, within 10 days after a Person becomes a Limited Partner, issue to such Limited Partner a copy of a Unit Certificate indicating that the registered holder thereof is the owner of the number of Partnership Units set out thereon and the original Unit Certificates shall be deposited with the Transfer Agent and may only be released upon a direction by the General Partner. Each Unit Certificate shall be signed by at least one officer or director of the General Partner. The General Partner, upon request by a transferee (a "**Transferee**") that is permitted in accordance with this Agreement, shall issue a new Unit Certificate for any Partnership Units transferred (which certificate shall be deposited with the Transfer Agent and may only be released upon a direction by the General Partner). In the case of a transfer of less than all of the Partnership Units represented by a Unit Certificate, the General Partner, upon request by the transferor, shall issue and deposit with the Transfer Agent a new Unit Certificate for the balance of the Partnership Units retained by the transferor which may only be released upon a direction by the General Partner. The Unit Certificates evidencing the Class B Units shall contain or have affixed thereto such further legend as is provided in Section 14.1 of Schedule A hereto. The provisions of this Section 5.13 dealing with the deposit and legending of Unit Certificates shall not apply to certificates representing Class B Units acquired by Focus pursuant to the Exchange Right or to any transferee thereof.

5.14 Replacement, Cancellation

The General Partner may, in its discretion, direct the Transfer Agent to issue a new Unit Certificate in lieu of and upon cancellation of a Unit Certificate that has been mutilated or in substitution of a Unit Certificate that has been lost, apparently destroyed or wrongfully taken, upon payment of such fee and on such terms as to indemnification, reimbursement of expenses, and evidence of loss and of title as the General Partner and the Transfer Agent may from time to time prescribe which Unit Certificates will be held as provided in Section 5.13.

5.15 Restriction on Transfers

No holder of Class B Units may sell, assign, encumber, grant a security interest in, cause the Partnership to redeem or otherwise dispose of or transfer (or permit any of the foregoing to occur) whether voluntarily or involuntarily or otherwise (any such transaction being hereinafter called a "**Transfer**") its Class B Units, except in accordance with operation of law or with respect to a re-registration of Unit Certificates evidencing Class B Units that does not involve a change in beneficial ownership. Notwithstanding the foregoing, the General Partner may refuse to recognize any Transfer of Class B Units if such Transfer fails to comply with Section 5.17 or if, in the opinion of the General Partner, such Transfer might result in the termination of the Partnership, a lien or charge on the properties of the Partnership or a breach of applicable Securities Legislation or if the transferee is a Non-Resident; and provided further that if any Limited Partner proposes a Transfer of all the Class B Units held by that Limited Partner then, unless the General Partner otherwise agrees, the Limited Partner will only be permitted to transfer all but one Class B Unit and such Class B Unit shall continue to be held by that Limited Partner until the first day of the Fiscal Year immediately following the Fiscal Year in which such Transfer occurs.

5.16 Exception

Nothing contained in this Agreement shall prohibit or prevent:

(a) a Limited Partner from Transferring Class B Units to the Partnership, FCT or Focus pursuant to the rights, privileges, restrictions and conditions attaching to the Class B Units, including under the Voting and Exchange Trust Agreement;

(b) a Partner from mortgaging, charging, assigning, pledging, hypothecating or granting a security interest in or otherwise encumbering any or all of its General Partnership Interest or Class A Units as security for any one or more bona fide loans to, guarantees given by or any other present and future indebtedness, liabilities or other obligations of such Partner to another Person provided the General Partner has directed the release, pursuant to Section 5.13, of the Class A Units which are the subject of such security;

(c) the holder of any mortgage, charge, assignment, pledge, hypothecation, security interest or other encumbrance permitted by Section 5.16(b) from taking all such steps as may be necessary or desirable to exercise or enforce its rights and remedies under and realize upon the security of any such mortgage, charge, assignment, pledge, hypothecation, security interest or other encumbrance; or

(d) the completion of any sale or transfer of any or all of the General Partnership Interest or Class A Units of a Partner to any Person pursuant to any enforcement or realization of security contemplated by Section 5.16(b) provided such transferee provides the General Partner with the acknowledgment in writing provided for in Section 5.17(c),

provided that, in the case of (b), (c) or (d) above, the Person, holder or transferee, respectively, is not a Non-Resident.

5.17 Requirements for Transfer

No Transfer of Partnership Units shall be effective or shall be registered on the register of transfers of the Partnership maintained by the Transfer Agent except upon delivery to the Transfer Agent of:

(a) the Unit Certificate(s) representing such Partnership Units (if not already held by the Transfer Agent) and a stock power of attorney in form acceptable to the Transfer Agent, duly endorsed for Transfer by the transferor to the Transferee;

(b) such assurance or evidence of signatures, identifications or authority to Transfer the Partnership Units as the Transfer Agent may from time to time prescribe;

(c) acknowledgment in writing from the Transferee agreeing to be bound by the terms of this Agreement and to assume all obligations of the transferor under this Agreement that pertain to the Partnership Units being transferred in a form acceptable to the General Partner;

(d) evidence, acceptable to the General Partner, that the Transferee is an Eligible Transferee;

(e) confirmation that the provisions of all applicable Securities Legislation are being complied with, in a form acceptable to the General Partner;

(f) a power of attorney and certificate of assumption in form acceptable to the General Partner, duly executed by the Transferee; and

(g) a cheque to the General Partner for such amount as the General Partner determines is necessary to pay any expenses incurred by the Partnership in respect of the Transfer including, without limitation, any land transfer taxes payable in any jurisdiction as a result of such Transfer provided that, if the amount of any taxes payable by the Partnership as a result of such Transfer is determined subsequently and such amount as subsequently determined exceeds the amount previously paid by the transferring holder, the difference shall, on written notice by the General Partner to such transferring holder, be payable immediately by such transferring holder to the Partnership.

ARTICLE 6
CAPITAL CONTRIBUTION AND ACCOUNTS

6.1 Capital Subscription

Subject to Section 5.6, the General Partner may raise capital for the Partnership by selling and issuing Partnership Units and may determine the terms and conditions of any such sale and issuance and may do all things in that regard including preparing and filing a preliminary prospectus and a prospectus, or an offering memorandum, and such other documents as may be necessary or advisable, paying the expenses of issuing and entering into agreements with any Person providing for a commission or fee in respect of such sale, either to agents or purchasers provided that no

subscription for Partnership Units may be made or shall be accepted for less than that number of Partnership Units necessary to comply with prospectus exemption requirements of applicable Securities Legislation in the provinces or territories of Canada in which Partnership Units are offered for sale.

6.2 Contribution of Limited Partners

The Capital Contribution of each Limited Partner shall be the subscription price for Partnership Units paid by such Limited Partner. Where the subscription price for Partnership Units is satisfied by the delivery of assets, securities or other property, the amount of the Capital Contribution of the Limited Partner contributing such assets, securities or other property shall be the amount determined by the General Partner, in its sole discretion; provided that, in the case of Class A Units and Class B Units issued pursuant to the Plan, the Capital Contribution in respect of each such Class A Unit or Class B Unit shall be equal to the Trust Unit Fair Market Value (as defined in the Plan).

6.3 Contribution of the General Partner

The General Partner shall have no obligation to contribute to the capital of the Partnership. The foregoing shall not be interpreted to prevent the General Partner or officers, directors, shareholders and other parties related to the General Partner from subscribing for or otherwise acquiring Partnership Units.

6.4 Separate Capital Accounts

The General Partner shall maintain a separate capital account (a "**Capital Account**") for each Partner and shall, on receipt of an amount in respect of a Capital Contribution, credit the Capital Account of such Partner with such Capital Contribution and shall debit the Capital Account of such Partner with the amount of any Capital Contribution actually returned from time to time by the Partnership to the Partner. The interest of a Partner in the Partnership shall not terminate by reason of there being a negative or nil balance in the Partner's Capital Account. Where a Person holds Partnership Units of different classes or series, the Partnership shall maintain a separate Capital Account for such Person in respect of each class or series of Partnership Units in like manner as if the Partnership Units were held by a separate Person and any reference in this Agreement shall be deemed to be a reference to the Capital Account or Capital Accounts as the context requires.

6.5 Separate Current Accounts

A separate current account ("**Current Account**") shall be established and maintained by the General Partner for each Partner, and all allocations of Net Income or Net Loss, including allocations under Article 7, shall be credited or debited, as the case may be, to the Current Account of the Partner for whom the allocation was made. Where a Person holds Partnership Units of different classes or series, the Partnership shall maintain a separate Current Account for such Person in respect of each class or series of Partnership Units in like manner as if the Partnership Units were held by a separate Person and any reference in this Agreement shall be deemed to be a reference to the Current Account or Current Accounts as the context requires. No Limited Partner shall be responsible for any losses of any other Limited Partner, nor share in the allocation of Net Income or Net Loss attributable to the Partnership Units of any other Limited Partner.

6.6 No Interest Payable

No Partner shall be entitled to receive interest on the amount of its Capital Account or any balance in its Current Account from the Partnership and no Partner shall be liable to pay interest to the Partnership on any negative balance in its Capital Account or on any negative balance in its Current Account. No Partner shall be entitled to withdraw any funds from the Capital Account or Current Account maintained for such Partner except in compliance with this Agreement.

6.7 Return of Capital

Except upon dissolution of the Partnership or as otherwise specifically provided in this Agreement, no Partner shall have any right to demand or to receive the return of any part of the Capital Account or Capital Contributions of the

Partner. Notwithstanding the foregoing, in the event any distribution required to be made pursuant to this Agreement to any Partner is in excess of the balance in the Current Account maintained for such Partner, the excess shall be paid from the Capital Account maintained for such Partner and the Certificate shall be amended to reflect the return of capital to the Partner.

ARTICLE 7
ALLOCATION OF INCOME AND LOSS

7.1 Allocation of Net Income

Net Income of the Partnership for a particular Fiscal Year shall be allocated as follows:

(a) as to an amount equal to .001% thereof, to the General Partner;

(b) as to an amount equal to all expenses of Focus or FCT properly deductible under the Tax Act, and net of any income earned by Focus or FCT, in computing the respective income of Focus or FCT, as the case may be, for the fiscal year of each that coincides with the particular Fiscal Year (other than amounts deductible under subsection 104(6) of the Tax Act), rateably among the holders of Class A Units in accordance with the number of Class A Units held thereby;

(c) to each Person who holds, or at any time in that Fiscal Year held, Class B Units, an amount with respect to each Class B Unit held by such Person at any time in that Fiscal Year equal to the amount determined by the following formula:

$$RNE \times \frac{DPP}{AD}$$

where:

RNE is the remaining Net Income of the Partnership for that Fiscal Year after deducting the amounts referred to in Sections 7.1(a) and (b);

DPP is the aggregate of the amounts, for each Focus Record Date during that particular Fiscal Year on which such Person held Class B Units, each of which is the product of the amount per Focus Unit of the distribution in respect of such Focus Record Date and the number of Class B Units held by the Person on that date; and

AD is the aggregate of the amounts, for each Focus Record Date during that particular Fiscal Year, each of which is the product of the amount per Focus Unit of the distribution in respect of such Focus Record Date and the number of Class B Units and Focus Units outstanding on that date; and

(d) as to any balance of the Net Income of the Partnership for that Fiscal Year, rateably among the holders of Class A Units in accordance with the number of Class A Units held thereby.

For greater certainty, a former holder of Class B Units shall be allocated income for the purposes of subsection 96 (1.01) (or if that subsection has not been enacted, subsection 96 (1.1)) of the Tax Act on the basis determined above.

7.2 Allocation of Net Losses

All Net Losses of the Partnership for any Fiscal Year shall be allocated to the holders of Class A Units and Class B Units pro rata in accordance with their holdings of Class A Units and Class B Units.

7.3 Allocation of Income and Loss for Tax Purposes

The income or loss for tax purposes of the Partnership for any Fiscal Year and all other amounts allocable for tax purposes shall be allocated to the Partners in the same manner as the Net Income or Net Loss of the Partnership is allocated to the Partners for that year.

7.4 Tax and Other Information

In accordance with the Tax Act, the General Partner will provide each Limited Partner with information on Net Income and Net Losses of the Partnership.

ARTICLE 8
LOANS AND DISTRIBUTIONS

8.1 Loans and Distributions on Class B Units

A holder of a Class B Unit shall be entitled to receive and the General Partner shall, subject to applicable law, make loans and pay distributions on each Class B Unit as set forth in Article 3 of Schedule A hereto. Such loans shall be paid out of money, assets or property of the Partnership properly applicable to the making of loans.

8.2 Distributions on Class A Units

A holder of Class A Units shall be entitled to receive and the General Partner shall, subject to applicable law, from time to time pay distributions on each Class A Unit as the General Partner determines. Such distributions shall be paid out of money, assets or property of the Partnership properly applicable to the payment of distributions or out of authorized but unissued Class A Units, as applicable.

8.3 Distributions to the General Partner

The General Partner shall be entitled to receive and the General Partner shall, subject to applicable law, pay itself from the assets of the Partnership a distribution in each Fiscal Year equal to .001% of the Net Income of the Partnership. Such distributions shall be paid out of money, assets or property of the Partnership properly applicable to the payment of distributions.

8.4 Payment

The Partnership shall issue or cause to be issued cheques payable upon presentation in respect of any cash loans or distributions contemplated by Sections 8.1 to 8.3 hereof and the sending of such a cheque to each Partner entitled to such loan or distribution shall satisfy the cash loans or distributions represented thereby unless the cheque is not paid on presentation. Unit Certificates registered in the name of the registered holder of Class A Units or Class B Units shall be issued or transferred in respect of any Class A Unit or Class B Unit, as the case may be, distribution and the sending of a copy of such a Unit Certificate to each holder of a Class A Unit or Class B Unit, as the case may be, (and the deposit of the original of such certificate with the Transfer Agent), as applicable, shall satisfy the Class B Unit distributions represented thereby. Any other type and amount of property in respect of any loans or distributions shall be issued, distributed or transferred by the Partnership in such manner as the General Partner shall determine and the issuance, distribution or transfer thereof by the Partnership to each holder of a Class B Unit shall satisfy the loans or distributions represented thereby. No holder of a Class B Unit shall be entitled to recover by action or other legal process against the Partnership any cash loan or distribution that is represented by a cheque that has not been duly presented for payment or that otherwise remains unclaimed for a period of six years from the date on which such loan or distribution was payable.

8.5 Partial Payment

If on any advance or payment date for any loans or distributions declared under Sections 8.1, 8.2 or 8.3, the loans or distributions are not paid in full on all of the Partnership Units or the General Partnership Interest then outstanding

and entitled to receive such a loan or distribution, any such advances or distributions that remain unadvanced or unpaid shall be advanced or paid on a subsequent date or dates determined by the General Partner on which the Partnership shall have sufficient money, assets or property properly applicable to the advancement of such loans or payment of such distributions, as the case may be.

8.6 Right of Set-Off

The General Partner may, in its sole discretion, set-off and apply any sums otherwise payable to a Partner as a distribution hereunder against any amounts due to the Partnership from such Partner.

8.7 Borrowings by Holders of Class A Units

The holders of Class A Units shall be entitled, upon written request therefor to the General Partner, to borrow from the Partnership such amount as may be agreed to by the Limited Partners and the General Partner and subject to the holders of Class A Units entering into a full recourse grid note lending agreement with the Partnership which agreement shall include the following terms and conditions:

(a) the principal amount to be lent by the Partnership to the Limited Partner shall not exceed the estimated cash distribution by the Partnership to such Limited Partner on its Class A Units during the term of the loan;

(b) the loan shall be interest free;

(c) the loan shall be repaid in full on the 1st day of the taxation year following the year in which the loan was made and the Limited Partner may (subject to the provision of Section 8.7(e)) elect to repay the loan by requesting that the Partnership set-off against the Capital Account of the Limited Partner an amount equal to the loan;

(d) if the balance in the Capital Account is less than the amount of the loan, the Limited Partner shall forthwith pay to the Partnership the difference between the loan amount and the amount of the Capital Account and if the Capital Account is greater than the loan, the Partnership shall forthwith pay to the Limited Partner the difference between the amount of the Capital Account and the loan amount;

(e) as security for the Limited Partner's obligations to the Partnership, the Limited Partner's cash distributions while the loan is outstanding shall be credited to such Limited Partner's Capital Account; and

(f) such other terms and conditions as the General Partner or Limited Partner, acting reasonably, may decide are necessary.

8.8 Loan Accounts

A separate loan account ("**Loan Account**") shall be established and maintained by the General Partner for each Partner, and all amounts loaned (including loans pursuant to Section 3.1 of Schedule A hereto) and all amounts paid in respect thereof (including amounts set off in respect of such loans) shall be debited or credited, as the case may be, to the Loan Account of the Partner to whom the loan or payment was made. Where a Person holds Partnership Units of different classes or series, the Partnership shall maintain a separate Loan Account for such Person in respect of each class or series of Partnership Units in like manner as if the Partnership Units were held by a separate Person and any reference in this Agreement shall be deemed to be a reference to the Loan Account or Loan Accounts as the context requires. No Limited Partner shall be responsible for any amounts owed by any other Limited Partner.

8.9 Withholdings

The Partnership shall be entitled to deduct and withhold from any loan, distribution or consideration otherwise payable to any holder of Partnership Units hereunder such amounts as the Partnership is required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case, as amended. To the extent that any amounts are so withheld, such withheld amounts shall be

treated for all purposes hereof as having been paid to the holder of the Partnership Units in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Partnership is hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Partnership to enable it to comply with such deduction or withholding requirement and the Partnership shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 9
SUPPORT AGREEMENT AND VOTING AND EXCHANGE TRUST AGREEMENT

9.1 *Support Agreement and Voting and Exchange Trust Agreement*

The Partnership will, on or before the Effective Date, enter into the Voting and Exchange Trust Agreement. The Partnership will, on or before the Effective Date, enter into the Support Agreement whereunder the parties agree to use their best efforts to ensure that the Partnership has sufficient financial resources (including Focus Units) to permit it to declare and pay loans and distributions on the Class B Units in accordance with Section 8.1 hereof.

9.2 Further Actions

The General Partner on behalf of the Partnership will take all such actions and do all such things as shall be necessary or advisable to perform and comply with all applicable provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to the Partnership and the holders of Class B Units in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Partnership and the holders of Class B Units all rights and benefits in favour of the Partnership and the holders of Class B Units under or pursuant to the Support Agreement and the Voting and Exchange Trust Agreement.

ARTICLE 10
VOTING RIGHTS

10.1 Voting Rights

Subject to Article 16 and except as otherwise provided herein, the holders of Class B Units shall not be entitled as such to receive notice of or to attend any meeting of the Partners or to vote at any such meeting.

10.2 Approval for Change to Class or Series of Partnership Units

Except as set forth in Article 11 of Schedule A hereto, the rights, privileges, restrictions and conditions attaching to any class or series of Partnership Units may only be added to, changed or removed with the approval of the holders of the Partnership Units of such class or series given as specified in Section 10.3.

10.3 Evidence of Approval

Any approval given by the holders of any class or series of Partnership Units to add to, change or remove any right, privilege, restriction or condition attaching to such class or series of Partnership Units or any other matter requiring the approval or consent of the holders of the Partnership Units of any class or series shall be deemed to have been sufficiently given, other than in respect of holders of Class B Units, if it shall have been approved by an Ordinary Resolution.

10.4 Interested Parties

Partnership Units owned by a Limited Partner who is party to a contract or proposed contract or who has a material interest in a contract, proposed contract or transaction (either directly or indirectly, including through an affiliate) which is the subject matter of a resolution shall not be entitled to a vote on such resolution; provided, however, that

a Limited Partner shall be deemed not to have a material interest in a contract, proposed contract or transaction if the interest arises merely from the ownership of Partnership Units where the Limited Partner will have or receive no extra or special benefit or advantage not shared or enjoyed on a pro rata basis by all other Limited Partners.

10.5 Resolutions Binding

Any resolution passed in accordance with this Agreement will be binding on all the Partners and their respective heirs, executors, administrators, successors and assigns, whether or not any such Partner was present in Person or voted against any resolution so passed.

ARTICLE 11
REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARTNERS

11.1 Representations and Warranties of the General Partner

The General Partner hereby represents and warrants to the Limited Partners that:

(a) it is a corporation duly incorporated under the laws of Alberta and it is and shall continue to be duly existing and in good standing under the laws of any jurisdiction in which it carries on business;

(b) it has and shall continue to have the capacity to act as the General Partner and its obligations herein do not conflict with or constitute a default under its constating documents or any agreement by which it is bound;

(c) it holds and shall maintain the registrations necessary for the conduct of its business and it has and shall continue to have the licenses and permits necessary to exploit the Business; and

(d) this Agreement constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

11.2 Covenants of the General Partner

The General Partner hereby covenants that:

(a) subject to Section 4.2 hereof, it will maintain the registrations necessary for the conduct of its business and will have the licences and permits necessary to carry on the Business in all jurisdictions where the activities of the Partnership require such licensing or other form of registration;

(b) it will not take any action, or permit any action to be taken, to cause the Partnership to not be a "Canadian partnership" as defined in the Tax Act;

(c) it will make in a timely manner all filings respecting the Partnership which may be required to be made pursuant to the terms of this Agreement or applicable laws; and

(d) it will exercise the powers conferred upon it hereunder in furtherance of the Business and will devote such time and appropriate personnel to the conduct of the affairs of the Partnership as may be reasonably required for the proper management of the affairs of the Partnership.

11.3 Representations and Warranties of Limited Partners

Each Limited Partner represents and warrants to each of the General Partner and to all the other Limited Partners that:

(a) if an individual, the Limited Partner has attained the age of majority and has the legal capacity and competence to execute this Agreement and to take all actions required pursuant hereto;

(b) if not an individual, the Limited Partner has the legal power and capacity to execute this Agreement and to take all actions required pursuant hereto and all necessary approvals by directors, shareholders and members of the Limited Partner, or otherwise, have been given to authorize it to execute this Agreement and to take all actions required pursuant hereto; and

(c) the Limited Partner, or any other beneficial owner of the Partnership Units registered in its name, is not a Non-Resident and is not a Tax-Exempt.

11.4 Covenants of Limited Partners

Each of the Limited Partners hereby covenants that it will ensure that its status as described above will not be modified and it will not transfer its Partnership Units in whole or in part to any Person who would be unable to make such representations and warranties.

11.5 Validity Beyond Execution

The representations, warranties and covenants contained in this Article 11 shall remain valid after execution of this Agreement and each party shall ensure that each representation and warranty made by such party shall remain true as long as it remains a Partner.

ARTICLE 12
LIABILITIES OF THE PARTNERS AND INDEMNITIES

12.1 Liability of General and Limited Partners

(a) The General Partner shall have unlimited liability for the debts, liabilities and obligations of the Partnership. The General Partner will not be liable to the Limited Partners for any mistakes or errors in judgment, or for any act or omission believed by it in good faith to be within the scope of the authority conferred upon it by this Agreement (other than an act or omission which is in contravention of this Agreement or which results from or arises out of negligence or wilful misconduct in the performance of, or wilful disregard of, the obligations or duties of the General Partner under this Agreement) or for any loss or damage to any of the property of the Partnership attributable to an event beyond the control of the General Partner or its affiliates.

(b) Subject to applicable law, the liability of each Limited Partner for the undertakings, liabilities and obligations of the Partnership will be limited to the amount of such Limited Partner's Capital Contribution plus his or her pro rata share of any undistributed Net Income of the Partnership. Except as provided in Sections 12.1(d) and (e), a Limited Partner will have no further personal liability and, following payment in full of the subscription price for Partnership Units it has agreed to purchase, a Limited Partner will not be liable for any further calls or assessments or further contributions to the Partnership.

(c) The Limited Partners acknowledge the possibility that, among other reasons, they may lose their limited liability:

(i) to the extent that the principles of Canadian law recognizing the limitation of liability of limited partners have not been authoritatively established with respect to limited partnerships formed under the laws of one province but operating, owning property or incurring obligations in another province;

(ii) by taking part in the control or management of the Business; or

(iii) as a result of false statements in the public filings made pursuant to the Partnership Act, in which case they may be liable to third parties.

(d) Subject to Section 4.2 hereof, the General Partner will cause the Partnership to be registered as an extra-provincial limited partnership in those jurisdictions in which the Partnership operates, owns property, incurs obligations or otherwise carries on business, to keep such registrations up to date, and to otherwise comply with the relevant legislation of such jurisdictions. To ensure, to the greatest extent possible, the limited liability of the Limited Partners with respect to activities carried on by the Partnership in any jurisdiction where limitation of liability may not be recognized, the General Partner will cause the Partnership to operate, if at all, in such a manner as the General Partner, on the advice of counsel to the Partnership, deems appropriate.

(e) Each Limited Partner shall indemnify and hold harmless the Partnership, the General Partner and each other Limited Partner from and against all losses, liabilities, expenses and damages suffered or incurred by the Partnership, the General Partner or the other Limited Partners by reason of misrepresentation or breach of any of the representations, warranties or covenants of such Limited Partner as set out in Sections 11.3 and 11.4.

12.2 Indemnity of Limited Partners

(a) The General Partner shall indemnify and hold harmless each Limited Partner from any and all losses, liabilities, expenses and damages suffered by such Limited Partner where the liability of such Limited Partner is not limited, provided that such loss of limited liability was caused by the negligence or wilful misconduct by the General Partner in the performance of, or wilful disregard or breach by the General Partner of, the obligations or duties of the General Partner under this Agreement. Such indemnity shall apply only with respect to losses in excess of the Capital Contribution of the Limited Partner. The General Partner shall also indemnify and hold harmless the Partnership and each Limited Partner from any costs, damages, liabilities, expenses or losses suffered or incurred by the Partnership and/or the Limited Partner, as the case may be, resulting from or arising out of negligence or wilful misconduct by the General Partner in the performance of, or wilful disregard or breach by the General Partner of, the obligations or duties of the General Partner hereunder.

(b) The amount of any such indemnity shall be limited to the extent of the assets of the General Partner and shall under no circumstance include the assets of the General Partner's parent or any affiliate of the General Partner. Except as specifically provided for in this Section 12.2, the General Partner shall not otherwise be called upon or be liable to indemnify the Partnership or any Limited Partner.

12.3 Costs of Litigation

In any action, suit or other proceeding commenced by a Limited Partner against the General Partner, other than a claim for indemnity under Section 12.2(a), the Partnership shall bear the reasonable expenses (including legal fees on a solicitor and his own client basis) of the General Partner in such action, suit or other proceedings in which or in relation to which the General Partner is adjudged not to be in breach of any duty or responsibility imposed upon it hereunder, otherwise such costs will be borne by the General Partner.

12.4 Relationship - No Representations

The General Partner will not have or represent that it has the authority or power, as agent or otherwise, to act for or to undertake or create any obligation or responsibility, express or implied, on behalf of, or in the name of any of the other Partners or the Partnership, except as specifically provided herein and then only to achieve the objectives and purposes of the Partnership set out in this Agreement.

12.5 Indemnity of Officers of Partnership

The Partnership shall indemnify and hold harmless each officer of the Partnership from any and all losses, liabilities, expenses and damages suffered by such officer where liability of such officer is not limited as a result of having taken part in the control or management of the Business or having exercised any power in connection therewith.

12.6 Costs of Litigation

In any action, suit or other proceeding commenced against a director or officer of the General Partner, the Partnership shall bear the reasonable expenses (including legal fees on a solicitor and his own client basis) of such director or officer in such action, suit or other proceedings and unless otherwise agreed to, such director or officer shall have carriage of any such action, suit or other proceeding and shall be entitled to counsel of his or her choice.

ARTICLE 13
FUNCTIONS AND POWERS OF THE PARTNERS

13.1 Exclusive Authority

The General Partner shall have exclusive authority to administer, manage conduct, control and operate the business and affairs of the Partnership, to make all decisions regarding the Business and to bind the Partnership. No Limited Partner in its capacity as such shall:

(a) take part in the control or management of the Business or exercise any power in connection therewith;

(b) execute any document on behalf of the Partnership;

(c) represent that it has authority to bind the Partnership;

(d) have any authority to act for, bind or undertake any obligation or responsibility on behalf of the Partnership or any other Partner;

(e) except as provided in Section 16.2, propose any Extraordinary Resolution for approval by the holders of Class B Units unless there are, at the time, no general partners of the Partnership;

(f) bring any action for partition or sale or otherwise, in connection with the Partnership or any interest in any Partnership Assets or register or permit to be filed, registered or remain undischarged any lien or charge in respect of any Partnership Assets;

(g) compel or seek a partition, judicial or otherwise, of any of the Partnership Assets distributed or to be distributed to the Partners in kind; or

(h) take any action which will jeopardize or eliminate the status of the Partnership as a limited partnership,

except that the General Partner may do the foregoing in its capacity as a general partner of the Partnership, notwithstanding that it may also be a Limited Partner.

13.2 Rights, Powers and Obligations of the General Partner

The General Partner will have all of the rights, powers and obligations that may be possessed by a general partner pursuant to the Partnership Act and such rights, powers and obligations otherwise conferred by law and under this Agreement. Any action taken by the General Partner in the name of or on behalf of the Partnership shall be deemed to be an act of and shall bind the Partnership. Without limiting the foregoing, the General Partner shall be vested with the power and authority for and on behalf of and in the name of the Partnership to:

(a) carry out all of the Partnership's obligations under:

(i) the Arrangement Agreement;

(ii) the Support Agreement, the Voting and Exchange Trust Agreement and the Administration Agreement; and

(iii) all other agreements which require execution by or on behalf of the Partnership involving matters or transactions which are within the ordinary course of the Partnership's Business;

(b) open and manage bank accounts in the name of the Partnership and to name signing officers for these accounts and to borrow funds in the name of the Partnership and to spend the capital of the Partnership in the exercise of any right or power possessed by the General Partner. The General Partner shall have the right to secure a line of credit with established financial institutions for the benefit of the Partnership;

(c) manage, control and develop all the activities of the Partnership and to take all measures necessary or appropriate for the Business or ancillary thereto (including without limitation to exercise any and all voting rights held directly or indirectly by the Partnership in an FLP Subsidiary (subject to Section 4.1(b)), or any other affiliate or associate of the Partnership);

(d) conclude agreements with third parties so that services may be rendered to the Partnership in the normal course of its affairs;

(e) manage, administer, conserve, develop, operate and dispose of (subject to the provisions of Section 18.1(b)) any and all Partnership Assets and in general to engage in any and all phases of Business;

(f) employ such Persons necessary or appropriate to carry out the Business and affairs of the Partnership and/or to assist it in the exercise of its powers and the performance of its duties hereunder and to pay such fees, expenses, salaries, wages and other compensation to such Persons as the General Partner in its sole discretion shall determine;

(g) make any and all expenditures and payments which, in its sole discretion, the General Partner deems necessary or appropriate in connection with the management of the business and affairs of the Partnership and the carrying out of its obligations and responsibilities under this Agreement, including, without limitation:

(i) all legal, accounting and other related expenses incurred in connection with the organization and financing of the Partnership; and

(ii) the fees payable to the General Partner;

(h) file any income tax and annual returns required by any governmental or like authority, including (on behalf of itself and each Limited Partner) the information return required each year under Regulation 229 to the Tax Act;

(i) make, on behalf of each and every Limited Partner, all elections under the Tax Act and any provincial taxing statute;

(j) keep adequate books and records reflecting the activities of the Partnership;

(k) subject to the provisions of Article 5, admit any Person as a Limited Partner;

(l) appoint and rescind the appointment of agents of the Partnership and grant and revoke powers of attorney of the Partnership;

(m) commence and/or defend any and all actions and/or proceedings in connection with the Partnership;

(n) execute any and all deeds, documents and instruments and to do all acts as may be necessary or desirable, in the opinion of the General Partner, to carry out the intent and purpose of this Agreement;

(o) borrow money in the name of the Partnership from time to time as the General Partner may determine, without limitation or regard to the amount, cost or conditions of repayment of such loan;

(p) give guarantees in the name of the Partnership in respect of the present and future indebtedness, liabilities and obligations of any of its direct or indirect subsidiaries or affiliates to any third party;

(q) mortgage, charge, assign, hypothecate, pledge or otherwise create a security interest in or otherwise encumber any or all of the property, assets and undertaking of the Partnership, whether now owned or hereafter acquired, to secure any present and future borrowings and related expenses of the Partnership or any one or more guarantees given by the Partnership and to sell all or any of such property pursuant to a foreclosure under or other realization upon the foregoing encumbrances; and

(r) provide to any Person holding any property or assets, or any interest therein, as trustee or agent for and on behalf of the Partnership any and all consents, authorizations and directions on behalf of the Partnership as may be necessary or desirable in connection with the granting of any mortgage, charge, assignment, hypothecation, pledge or other encumbrance of or security interest in any or all of such property or assets as are held in such capacity for and on behalf of the Partnership;

and, without limiting the generality of the foregoing, shall have the power and authority to enter into the Arrangement Agreement, the Support Agreement, the Voting and Exchange Trust Agreement and the Administration Agreement.

13.3 Authority of the General Partner

No Person dealing with the Partnership or the General Partner purporting to act in the name or on behalf of the Partnership shall be required to enquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership.

13.4 Advances and Loans to Partnership

The General Partner may advance or loan to the Partnership the funds which may be necessary for the payment of administrative expenses of the Partnership. The rate of interest and any other expense relating to such advances or borrowing shall correspond to that which the General Partner pays in relation to borrowings from its principal lenders, but shall never surpass that which the Partnership could obtain from recognized financial establishments with respect to similar borrowings. In addition, the General Partner may guarantee certain obligations of the Partnership provided that in no event will funds advanced to the Partnership pursuant to any such guarantee be disbursed by the Partnership to the Limited Partners.

13.5 Delegation and Termination

The General Partner may contract with any Person to carry out any of the duties of the General Partner hereunder and may delegate to such Person any power and authority of the General Partner hereunder, including pursuant to the Administration Agreement, but no such contract or delegation will relieve the General Partner of any of its obligations hereunder.

13.6 Exercise of Good Faith

(a) The General Partner, except to the extent that it is permitted to do otherwise by acting in accordance with the provisions regarding the resolutions of conflicts of interest set out in Section 13.9, shall exercise its powers and discharge its duties and obligations hereunder honestly, in good faith, and in what it reasonably believes to be the best interests of the Limited Partners and the Partnership and shall, in discharging its

duties, exercise the degree of care, diligence and skill that a reasonably prudent and qualified manager would exercise in similar circumstances; provided that the best interests of the holders of Class B Units shall be deemed to be protected if the exercise of its powers and the discharge of its duties by the General Partner will neither prevent the distributions that Section 8.1 requires in respect of the Class B Units nor adversely affect the rights of the holders of Class B Units under the Support Agreement.

(b) During the existence of the Partnership, the officers of the General Partner shall devote such time and effort to the Business as may be necessary to promote adequately the interests of the Partnership and the interests of the Limited Partners.

13.7 Indemnification

The Partnership shall indemnify the General Partner against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by it, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which it is made a party by reason of being or having been the General Partner if:

(a) the General Partner has acted honestly, in good faith and in a manner that is in the best interests of the Partnership and in accordance with its fiduciary obligations to the Partnership; and

(b) the conduct of the General Partner does not constitute negligence or wilful misconduct.

13.8 Exception

The Partnership shall not incur the cost of that portion of liability insurance which insures the General Partner for any liability for which the General Partner is not permitted to be indemnified under Section 13.7.

13.9 Resolution of Conflicts of Interest

Unless otherwise expressly provided in this Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its respective affiliates, on the one hand, and the Partnership, or any Limited Partner on the other hand, any resolution or course of action by the General Partner in respect of such conflict of interest shall be permitted and deemed approved by all Limited Partners, and shall not constitute a breach of this Agreement, or of any standard of care or duty stated or implied by applicable law, if the resolution or course of action is fair and reasonable to the Partnership. The General Partner shall be authorized in connection with the resolution of any conflict of interest to consider:

(a) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests;

(b) any customary or accepted industry practices;

(c) any applicable generally accepted accounting principles; and

(d) such additional factors as the General Partner determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances.

Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall be deemed to be fair and reasonable, shall be deemed to be in, or not opposed to, the best interests of the Partnership, and shall not constitute a breach of this Agreement or a breach of any standard of care or duty imposed herein or stated or implied under the Partnership Act or any other applicable law.

ARTICLE 14
ACCOUNTING AND REPORTING

14.1 Fiscal Year

The fiscal year of the Partnership will end on December 31 in each year or as the General Partner may otherwise determine. Each such fiscal year is herein referred to as a "**Fiscal Year**".

14.2 Books and Records

The General Partner shall keep, during the term of the Partnership and for a period of six years thereafter, at the principal place of business of the Partnership, proper and complete records and books of account reflecting the assets, liabilities, income and expenditures of the Partnership and a register listing the names and addresses of all the Limited Partners and the number of Partnership Units held by each of them.

14.3 Register

The General Partner shall maintain, or appoint the Transfer Agent to maintain, a register of Partners (the "**Register**") in which every Person to whom a Partnership Unit is allotted shall be registered as a Partner. A register of transfers of Partnership Units in which every transfer of Partnership Units shall be registered shall also be maintained by the General Partner or the Transfer Agent, subject to compliance with this Agreement. With respect to any register or branch register, the General Partner may also appoint a registrar who may, but need not be, the same Person as the transfer agent.

14.4 Access to Books and Records

The books, records and registers required to be maintained by the General Partner shall be kept available for inspection and audit by any Limited Partner for income tax purposes during business hours at the office of the General Partner. A Limited Partner, however, will not have access to any information of the Partnership which, in the opinion of the General Partner, should be kept confidential in the interests of the Partnership, and each Limited Partner hereby waives any right, statutory or otherwise, to greater access to the books, records and registers of the Partnership than is permitted herein.

14.5 Banking

The bankers of the Partnership and lenders to the Partnership will be determined by the General Partner, in its sole discretion.

ARTICLE 15
POWER OF ATTORNEY

15.1 Appointment

Each Limited Partner and each Person who is a transferee of a Partnership Unit or is an assignee of the interest of a Limited Partner as the beneficial owner or holder of a Partnership Unit hereby irrevocably nominates, constitutes and appoints the General Partner, with full power of substitution, as its true and lawful attorney and agent, both before and after dissolution of the Partnership, with full power and authority in its name, place and stead to execute, under seal or otherwise, swear to, acknowledge, deliver, make, record and file when, as and where required or appropriate, any and all of the following:

(a) this Agreement and counterparts hereof, and all documents and instruments necessary or appropriate to form, qualify or continue the qualification of the Partnership as a valid and subsisting limited partnership in any jurisdiction where the Partnership may carry on business or own or lease property in order to establish or maintain the limited liability of the Limited Partners and to comply with the applicable laws of any such jurisdiction;

(b) all instruments and certificates necessary to reflect any amendments to the Partnership Agreement or the Certificate which are approved pursuant to Article 16;

(c) all instruments and certificates necessary to effect the realization or the seizure of any Limited Partner's Unit Certificate, including but not limited to any certificate of transfer;

(d) all conveyances and other instruments necessary to effect the dissolution and termination of the Partnership (provided such dissolution and termination has been approved hereunder), including cancellation of any Unit Certificates and the signing of any elections under subsection 98(3) of the Tax Act, as may be amended or re-enacted from time to time, and any analogous provincial legislation;

(e) such documents on behalf of and in the name of the Partnership and for the Limited Partners as may be necessary to give effect to the purpose of the Partnership as described in this Agreement;

(f) all instruments, deeds, agreements or documents executed by the General Partner in carrying on the Business as authorized in this Agreement, including those necessary to purchase, sell, or hold the Partnership Assets;

(g) all information returns, applications, elections, determinations or designations under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Partnership or of a Partner's interest in the Partnership including all information returns, applications, elections, determinations or designations under the Tax Act or other legislation or similar laws of Canada or of any other jurisdiction with respect to any other governmental credit, grant or benefit, the sale or transfer of any securities pursuant to the Plan to the Partnership, the sale or transfer of the Partnership Assets, the distribution of the Partnership Assets, or the dissolution and termination of the Partnership;

(h) any instrument or document which may be required to effect the continuation of the Partnership, or the admission of an additional or substitute Partner;

(i) any instrument or document which may be required to effect or reflect a return pursuant to this Agreement of capital contributed by a Partner and/or the consent of the Limited Partner thereto;

(j) the Arrangement Agreement, the Support Agreement and the Voting and Exchange Trust Agreement and any amendments thereto; and

(k) any instrument or document required or appropriate to be filed with any governmental authority or respecting the business or property of the Partnership, the Partnership Assets or this Agreement,

but the foregoing grant of authority shall not include the authority to transfer the interest of the Limited Partner in its Partnership Units or to vote in respect of or execute any Ordinary Resolution or any Extraordinary Resolution on behalf of any Limited Partner except to the extent required to comply with the provisions of the Voting and Exchange Trust Agreement. By acquiring Partnership Units pursuant to the Plan, purchasing Partnership Units or accepting the transfer of a Partnership Unit or accepting assignment of the interest of a Limited Partner as the beneficial owner or holder of a Partnership Unit, each Limited Partner acknowledges and agrees that it has given such power of attorney and will ratify any and all actions taken by the General Partner pursuant to such power of attorney.

15.2 Irrevocable

The power of attorney granted herein is irrevocable, is a power coupled with an interest, shall continue despite the mental incompetence of the Limited Partner, shall survive the death or disability of a Limited Partner and shall survive the transfer or assignment by the Limited Partner, to the extent of the obligations of a Limited Partner hereunder, of the whole or any part of the interest of the Limited Partner in the Partnership, extends to the heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the Limited Partner,

and may be exercised by the General Partner on behalf of each Limited Partner in executing any instrument by a facsimile signature or by listing all the Limited Partners and executing such instrument with a single signature as attorney and agent for all of them. Each Limited Partner agrees to be bound by any representations or actions made or taken by the General Partner pursuant to this power of attorney and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under this power of attorney. In accordance with the *Power of Attorney Act* (Alberta), and corresponding legislation in other jurisdictions, each Limited Partner declares that these powers of attorney may be exercised during any legal incapacity or mental infirmity on his or her part. The General Partner may require, in connection with the subscription for, or any transfer of, Partnership Units, that the subscription form or transfer form be accompanied by the explanatory notes set out in the *Power of Attorney Act* (Alberta). This power of attorney shall continue in respect of the General Partner so long as it is the General Partner of the Partnership, and shall terminate thereafter, but shall continue in respect of a new General Partner as if the new General Partner were the original attorney.

ARTICLE 16
AMENDMENT

16.1 Amendment Procedures

All amendments to this Agreement shall be made in accordance with the requirements of this Article 16. Amendments to this Agreement may be proposed solely by the General Partner. Any such amendment will, subject to Section 16.2, be deemed to be effective if approved by the General Partner.

16.2 Consent Required

Notwithstanding the provisions of Section 16.1:

(a) this Article 16 may not be amended without the unanimous consent in writing of each of the Limited Partners and the General Partner;

(b) except as provided in Section 16.3, no amendment shall be made to this Agreement which would have the effect of:

  (i) preventing the loans or distributions that Section 8.1 requires or the allocation of Net Income or Net Loss that Section 7.1 or 7.2 requires in respect of the Class B Units or adversely affecting the rights of the holders of Class B Units under the Support Agreement;

  (ii) changing the proviso set forth in Section 4.1 of Schedule A;

  (iii) changing the liability of any Limited Partner;

  (iv) allowing any Limited Partner to exercise control over the Business;

  (v) changing the right of a Limited Partner to vote on resolutions as provided in this Agreement; or

  (vi) changing the Partnership from a limited partnership to a general partnership;

(c) no amendment shall be made to this Agreement to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Units or which would have an adverse impact on the holders of the Class B Units without the approval of the holders of Class B Units given in accordance with Section 11.1 of Schedule A; and

(d) no amendment made to this Agreement which would have the effect of adversely affecting the rights and obligations of the General Partner will become effective before 45 days after the date of notice of such resolution approving such amendment is provided to the General Partner.

16.3 Approval by Extraordinary Resolution

Any amendment of the kind contemplated by Section 16.2(b) may be and will be deemed to be approved if passed by an Extraordinary Resolution.

16.4 Notice of Limited Partners

Limited Partners shall be notified of the full details of any amendments to this Agreement within 30 days of the effective date of the amendment.

16.5 Amendments Prior to the Effective Date

Notwithstanding the foregoing Sections of this Article, the General Partner may amend this Agreement at any time and from time to time on or before the Effective Date in such manner as may be necessary to give proper effect to the intent and purpose of the Arrangement.

ARTICLE 17
NOTICES

17.1 Address

Any notice, request or other written communication which must be given or documents which must be sent under this Agreement shall be in writing and shall be valid and effective if given by courier, by mail (postage prepaid) or by telecopy to the address of each of the General Partner and the Limited Partners as follows:

in the case of the General Partner:

FET Management Ltd.
3300, 205-5th Avenue S.W.
Calgary, AB T2P 2V7

Attention: President
Facsimile: (403) 781-8409

and in the case of the Limited Partners, to the address thereof in the Register. Any such notice, request or other communication, if given by delivery or telecopy shall be deemed to be given and received on the day it is delivered or received or, if delivered or received on a day that is not a Business Day, on the next Business Day following delivery or receipt and, if given by mail, shall be deemed to be given and received on the fifth Business Day following its sending.

17.2 Change of Address

A Limited Partner may, at any time, change its address for the purpose of service by written notice to the General Partner and the Transfer Agent. The General Partner may change the address to which, or the Person to whose attention, notices should be delivered from time to time by written notice in accordance herewith.

ARTICLE 18
DISSOLUTION AND LIQUIDATION

18.1 Events of Dissolution

The Partnership shall follow the procedure for dissolution established in Section 18.4 upon the occurrence of any of the following events or dates:

(a) the passage of an Extraordinary Resolution to dissolve the Partnership;

(b) the sale, exchange or other disposition of all or substantially all of the property of the Partnership, if approved by an Extraordinary Resolution;

(c) the Partnership ceasing to have any General Partner unless a new General Partner is appointed as provided in Article 19; or

(d) June 26, 2050.

18.2 No Dissolution

Notwithstanding any rule of law to the contrary, the Partnership shall not be terminated and dissolved except as provided in this Agreement. The Partnership shall not come to an end by the admission of any new Partner or by reason of the death, bankruptcy, assignment of property for the benefit of creditors, insolvency, mental incompetency or other disability of any Limited Partner or upon transfer of any Partnership Units or upon the issue or exchange of Partnership Units.

18.3 Continuation After Event of Dissolution

Upon the occurrence of any event described in Section 18.1(c), if within 90 days thereafter, the Partners so elect by an Extraordinary Resolution, the Limited Partners shall reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as a general partner a Person approved by the Partners pursuant to the Extraordinary Resolution. Upon any such election by Extraordinary Resolution, all Partners shall be bound thereby and shall be deemed to have approved thereof. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind-up its affairs. If such an election is so made, then:

(a) the reconstituted Partnership shall continue until the end of the term set forth in Section 18.1(d) unless earlier dissolved in accordance with this Article 18; and

(b) all necessary steps shall be taken to cancel this Agreement and the Certificate and to enter into and, as necessary, to file a new partnership agreement and Certificate and the successor general partner may for this purpose exercise the powers of attorney granted pursuant to Section 15.1, provided that the right of the Partners by an Extraordinary Resolution to approve a successor general partner and to reconstitute and to continue the Business shall not exist and may not be exercised unless the Partnership has received an opinion of counsel that the exercise of the right would not result in the loss of limited liability of any Limited Partner.

18.4 Procedure on Dissolution

Upon the occurrence of any of the events set forth in Section 18.1, the General Partner (or in the event of any occurrence specified in Section 18.1(c), such other Person as may be appointed by Ordinary Resolution) shall act as a receiver and liquidator of the assets of the Partnership and shall:

(a) sell or otherwise dispose of such part of the Partnership Assets as the receiver shall consider appropriate;

(b) pay or provide for the payment of the debts and liabilities of the Partnership and liquidation expenses;

(c) if there are any Partnership Assets remaining, distribute such remaining Partnership Assets to the holders of Class A Units and Class B Units in accordance with Article 2 of Schedule A; and

(d) file the notice of dissolution prescribed by the Partnership Act and satisfy all applicable formalities in such circumstances as may be prescribed by the laws of the other jurisdictions where the Partnership is registered. In addition, the General Partner shall give prior notice of the dissolution of the Partnership by

mailing to each Limited Partner such notice at least 21 days prior to the filing of the declaration of dissolution prescribed by the Partnership Act.

18.5 Dissolution

The Partnership shall be dissolved upon the completion of all matters set forth in Section 18.4.

18.6 No Right to Dissolve

Except as provided for in Section 18.1, no Limited Partner shall have the right to ask for the dissolution of the Partnership, the winding-up of its affairs or the distribution of the Partnership Assets.

18.7 Agreement Continues

Notwithstanding the dissolution of the Partnership, this Agreement shall not terminate until the provisions of Section 18.4 shall have been satisfied.

ARTICLE 19
CHANGE OF GENERAL PARTNER

19.1 Removal of the General Partner

No General Partner may be removed as a General Partner of the Partnership.

19.2 Deemed Resignation of the General Partner

The General Partner shall be deemed to resign as the General Partner of the Partnership in the event of: (a) the bankruptcy, insolvency, dissolution, liquidation or winding up of the General Partner (or the commencement of any act or proceeding in connection therewith which is not contested in good faith by the General Partner); (b) the appointment of a trustee, receiver or receiver and manager of the affairs of the General Partner, a mortgagee or other encumbrancer shall take possession of all of the property or assets beneficially owned by the General Partner or a substantial part thereof; (c) levy or execution or any similar process shall be levied or enforced against all of the property or assets of the General Partner or a substantial part thereof; or (d) the General Partner sells all or substantially all of its assets. The General Partner shall forthwith advise the Limited Partners by written notice of the occurrence of any event referred to in this Section 19.2.

19.3 Transfer to New General Partner

On the admission of a new General Partner to the Partnership, the new General Partner shall become a party to this Agreement by signing a counterpart hereof and the resigning General Partner will do all things and take all steps to transfer the administration, management, control and operation of the Business and the books, records and accounts of the Partnership to the new General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

Notwithstanding anything contained in this Agreement, no Person may be a General Partner unless such Person is an affiliate of Focus.

19.4 Transfer of Title to New General Partner

On the resignation of a General Partner and the admission of a new General Partner, the resigning General Partner will, at the cost of the Partnership, transfer title to the Partnership's property which is registered in the name of such resigning or retiring General Partner to such new General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

19.5 Release by Partnership

On the resignation of a General Partner, the Partnership will release and hold harmless the General Partner resigning from any costs, expenses, damages or liabilities suffered or incurred by the General Partner as a result of or arising out of events which occur in relation to the Partnership after such resignation.

19.6 New General Partner

A new General Partner may be appointed at any time by the General Partner in writing provided that such new General Partner will not become a General Partner unless such new General Partner is not a Non-Resident and such new General Partner becomes a party to this Agreement by signing a counterpart hereof and agrees to be bound by all of the provisions hereof and to assume the obligations, duties and liabilities of a General Partner hereunder as from the date the new General Partner becomes a party to this Agreement.

19.7 Transfer of General Partner Interest

A General Partner may transfer all, but not less than all, of its General Partnership Interest to any Person provided that such transferee assumes the rights and duties of a General Partner and agrees to be bound by the provisions of this Agreement.

19.8 Resignation and Removal of the General Partner

A General Partner may resign as the General Partner at any time on not less than 45 days notice to the Limited Partners; provided that the General Partner shall not be permitted to resign if resignation of such General Partner would:

(a) accelerate or cause to be due and payable any indebtedness of the Partnership other than payments due in the normal course;

(b) result in dissolution or winding-up of the Partnership; or

(c) constitute the Partnership a general partnership.

19.9 Effective Date of Resignation or Deemed Resignation of the General Partner

In the event of the resignation of a General Partner pursuant to Section 19.8 or the deemed resignation of a General Partner of the Partnership, such resignation or deemed resignation shall be effective upon the admission of a new General Partner to the Partnership by Ordinary Resolution (and the filing of an amendment to the Certificate to evidence such fact) or, in the event of there being another General Partner at such time, the expiration of 120 days from the date of the giving of the notice of resignation in the case of Section 19.8 or on the occurrence of the event referred to in Section 19.2 in the case of Section 19.2.

19.10 Continuity of Partnership

In the event of the bankruptcy, dissolution, liquidations or winding-up of the General Partner, the Business shall be continued by any new General Partner or remaining General Partner, as the case may be.

ARTICLE 20
MISCELLANEOUS

20.1 Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently

evidenced by any such original counterpart and notwithstanding their date of execution shall be deemed to be dated the date of this Agreement.

20.2 Default by the General Partner

Any default of the General Partner resulting from an omission to take any measure within a prescribed period shall be deemed to have been corrected if the measure is taken within 30 days following a notice of a Limited Partner enjoining the General Partner to remedy this default.

20.3 Severability

The provisions of this Agreement are intended to be severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of this Agreement and shall not affect or impair any of the remaining provisions thereof. If any provision of this Agreement shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Agreement in any jurisdiction.

20.4 Successors and Assigns

The provisions of this Agreement shall enure to the benefit of, and be binding upon, the parties and their respective successors and permitted assigns.

20.5 Governing Law

This Agreement shall be interpreted and governed by and take effect and be construed exclusively in accordance with, the laws of Alberta and the laws of Canada applicable therein. Any and all disputes arising under this Agreement, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Alberta and the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of such province.

20.6 Limitation on Liability

The parties hereto acknowledge that the FCT Trustee is entering into this Agreement solely in its capacity as trustee on behalf of the FCT and the obligations of the FCT hereunder shall not be personally binding upon the FCT Trustee or any of the unitholders of the FCT and that any recourse against the FCT, the FCT Trustee, or any unitholder of the FCT in any manner in respect of any indebtedness, obligation or liability of the FCT arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the FCT Trust Assets as defined in the FCT Trust Indenture.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement at Calgary, Alberta as of the date first written above.

FET MANAGEMENT LTD.

Per: ______________________________

Name:
Title:

FOCUS COMMERCIAL TRUST by its Trustee **FET RESOURCES LTD.**

Per: ______________________________

Name:
Title:

APPENDIX N

FLP SUPPORT AGREEMENT

SUPPORT AGREEMENT

among

FOCUS ENERGY TRUST

- and -

FOCUS COMMERCIAL TRUST

- and -

FOCUS LIMITED PARTNERSHIP

- and –

FET MANAGEMENT LTD.

Dated as of June 27, 2006

TABLE OF CONTENTS

THIS SUPPORT AGREEMENT dated as of June 27, 2005.

AMONG:

FOCUS ENERGY TRUST, an unincorporated open-ended investment trust established under the laws of Alberta (the "**Focus**")

\- and -

FOCUS COMMERCIAL TRUST, an unincorporated investment trust established under the laws of Alberta ("**FCT**")

\- and -

FOCUS LIMITED PARTNERSHIP, a limited partnership established under the laws of Alberta ("**FLP**" or the "**Partnership**")

\- and -

FET MANAGEMENT LTD., a corporation incorporated pursuant to the laws of Alberta (the "**General Partner**")

WHEREAS in connection with an arrangement agreement dated as of April 23, 2006 among Focus, FET Acquisition Corp. and Profico Energy Management Ltd. ("**Profico**"), as amended and restated on May 24, 2006, as from time to time further amended, supplemented or restated (the "**Arrangement Agreement**") and pursuant to the Plan of Arrangement (the "**Plan**") attached thereto as Schedule A, FLP may issue Class B limited partnership units ("**FLP B Units**") to certain holders of Profico Shares (all as defined in and contemplated by the Plan);

AND WHEREAS pursuant to the Arrangement Agreement, each of the parties hereto has agreed to execute a support agreement substantially in the form of this Agreement on the Effective Date (as defined in the Plan);

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the "**Exchangeable Securities Provisions**") attaching to the FLP B Units of FLP; and "Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Support Agreement, as from time to time amended, supplemented or restated and not to any particular article, section, schedule or other portion hereof.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement, and all references in this Agreement to a "Schedule" followed by a letter refer to the specified schedule to this Agreement.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the transactions contemplated hereby and thereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) a reference to an "approval", "authorization", "consent", "designation", "notice" or "agreement" means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d) the phrase "ordinary course of business", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(f) time is of the essence; and

(g) references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2
COVENANTS OF FOCUS AND FLP

2.1 Covenants Regarding FLP B Units

So long as any FLP B Units not owned by Focus or its affiliates are outstanding, Focus shall:

(a) not pay any distribution on Focus Units unless (i) FLP shall (w) simultaneously make a loan equal or economically equivalent to each such distribution per Focus Unit (as provided for in the Exchangeable Securities Provisions) on each FLP B Unit (an "**Equivalent Loan**") and (x) have sufficient money or other assets available to enable the due and punctual advance of such loan in accordance with applicable law and the terms of the Exchangeable Securities Provisions or, if the distribution is a distribution of Focus Units, (ii) FLP shall (y) effect a corresponding, contemporaneous and economically equivalent subdivision of the FLP B Units (as provided for in the Exchangeable Securities Provisions) (an "**Equivalent Securities Subdivision**"), and (z) have sufficient authorized but unissued securities available to enable the Equivalent Securities Subdivision;

(b) advise FLP sufficiently in advance of the declaration by Focus of any distribution on Focus Units and take all such other actions as are reasonably necessary, in cooperation with FLP, to ensure that (i) the respective record date and loan advance date for an Equivalent Loan on the FLP B Units shall be the same as the record date and payment date, for the corresponding distribution on Focus Units, or (ii) the record date and effective date for an Equivalent Securities Subdivision shall be the same as the record date and payment date for the distribution of Focus Units;

(c) ensure that the record date for any distribution declared on Focus Units is not less than ten (10) Business Days after the declaration date of such distribution;

(d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit FLP, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price, the Redemption Price or Automatic Redemption Price in respect of each of its issued and outstanding FLP B Units (other than FLP B Units owned by Focus or its affiliates) upon its liquidation, dissolution or winding-up or any other distribution of its assets among its Partners for the purpose of winding-up its affairs, the delivery of a Retraction Request by a holder of FLP B Units issued by it or a redemption of FLP B Units by it, as the case may be, including all such actions and all such things as are necessary or desirable to enable and permit it to cause to be delivered to the holders of FLP B Units the requisite Focus Units, cash and other property in accordance with the provisions of Article 5, 6, 7 or 8, as the case may be, of the Exchangeable Securities Provisions;

(e) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit FCT, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, including all such actions and all such things as are necessary or desirable to enable and permit FCT to cause to be delivered to the holders of FLP B Units the requisite Focus Units, cash and other property in accordance with the provisions of the Liquidation Call Right, as the case may be; and

(f) (unless all of the limited partnership interests therein are owned directly or indirectly by Focus) not (and will ensure that each of FCT and its affiliates does not) exercise its vote as a Partner to initiate the voluntary liquidation, dissolution or winding-up of FLP or any other distribution of the assets of FLP among its Partners for the purpose of winding up its affairs nor take any action or omit to take any action

(and Focus will not permit FCT or any of its affiliates to take any action or omit to take any action) that is designed to result in the liquidation, dissolution or winding up of FLP or any other distribution of the assets of FLP among its respective Partners for the purpose of winding up its affairs.

2.2 Segregation of Funds

(a) Focus will cause FLP to deposit a sufficient amount of funds in a separate account of FLP and segregate a sufficient amount of such other assets and property as is necessary to enable FLP to make the loans when required and to pay or otherwise satisfy its respective obligations under Article 5, 6, 7 or 8 of the Exchangeable Securities Provisions or, if required, to pay the purchase price for Focus Units as contemplated by Section 2.5 hereof, as applicable.

(b) Focus will cause FCT to deposit a sufficient amount of funds in a separate account of FCT and segregate a sufficient amount of such other assets and property as is necessary to enable FCT to pay the purchase price for Focus Units as contemplated by Section 2.5.

2.3 Reservation of Focus Units

Focus hereby represents, warrants and covenants in favour of each of FLP, FCT and the General Partner that Focus has reserved for issuance and will, at all times while any FLP B Units (other than FLP B Units held by Focus or its affiliates) are outstanding, keep available, free from preemptive and other rights, that number of Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7):

(a) as is equal to the sum of:

(i) the number of FLP B Units issued and outstanding from time to time; and

(ii) the number of FLP B Units issuable upon the exercise of all rights to acquire FLP B Units outstanding from time to time; and

(b) as are now or may hereafter be required to enable and permit Focus to meet its obligations under the Voting and Exchange Focus Agreement and under any other security or commitment with respect to which Focus may now or may hereafter be required to issue Focus Units, to enable and permit FCT to meet its obligations arising upon exercise by it of the Liquidation Call Right and to enable and permit FLP to meet its obligations hereunder and under the Exchangeable Securities Provisions.

2.4 Notification of Certain Events

In order to assist Focus in compliance with its obligations hereunder, FLP shall notify Focus and FCT of each of the following events at the times set forth below:

(a) in the event of any proposed liquidation, dissolution or winding-up of it or any other distribution of its assets for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b) promptly, upon the earlier of receipt by it of notice of or it otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceeding with respect to its involuntary liquidation, dissolution or winding-up or to effect any other distribution of its assets among its unitholders for the purpose of winding up its affairs;

(c) promptly, upon its receipt of a Retraction Request;

(d) promptly following the date on which notice of redemption is given to holders of its FLP B Units, upon the determination of a Redemption Date in accordance with the Exchangeable Securities Provisions;

(e) promptly upon its issuance of any FLP B Units or rights to acquire FLP B Units (other than the issuance of FLP B Units and rights to acquire FLP B Units pursuant to the Plan); and

(f) promptly upon receipt of notification of any event which would result in any holder of FLP B Units becoming a Non-Resident.

2.5 Delivery of Focus Units

In furtherance of its obligations under Sections 2.1(d) and (e), upon notice from FLP or FCT of any event that requires FLP or FCT to cause to be delivered Focus Units to any holder of FLP B Units, Focus shall forthwith issue and deliver the requisite number of Focus Units to be received by, and issued to or to the order of, the former holder of the surrendered FLP B Units, as FLP or FCT shall direct. All such Focus Units shall be duly authorized, validly issued and fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

2.6 Qualification of Focus Units

Focus covenants that if any Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7) to be issued and delivered hereunder (including for greater certainty, pursuant to the Exchangeable Securities Provisions, or pursuant to the Exchange Right or the Automatic Exchange Rights (each as defined in the Voting and Exchange Focus Agreement)) require registration or qualification with, or approval of, or the filing of any document, including any prospectus or similar document, the taking of any proceeding with, or the obtaining of any order, ruling or consent from, any governmental or regulatory authority under any Canadian federal, provincial or territorial securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority, or the fulfilment of any other Canadian legal requirement before such Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7) may be issued and delivered by Focus at the direction of FLP or FCT, to the holder of surrendered FLP B Units in accordance with the terms thereof or in order that such Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Focus for purposes of Canadian provincial securities law), Focus will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are necessary or desirable and within its power to cause such Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7) to be and remain duly registered, qualified or approved under Canadian provincial securities laws, as the case may be. Focus will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7) are listed and are quoted or posted for trading at such time.

2.7 Economic Equivalence

So long as any FLP B Units not owned by Focus or its affiliates are outstanding:

(a) Focus will not, without prior approval of FLP and the holders of the FLP B Units given in accordance with Section 11.1 of the Exchangeable Securities Provisions:

(i) issue or distribute Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) to the holders of all or substantially all of the then outstanding Focus Units by way of distribution, other than an issue of Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) to holders of Focus Units (A) who exercise an option to receive distributions in Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) in lieu of receiving cash distributions, or (B) pursuant to any distribution reinvestment plan; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Focus Units entitling them to subscribe for or to purchase Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Focus Units:

(A) securities of Focus of any class other than Focus Units (other than securities exchangeable for or convertible into or carrying rights to acquire Focus Units);

(B) rights, options or warrants other than those referred to in Section 2.7(a)(ii);

(C) evidences of indebtedness of Focus; or

(D) assets of Focus,

unless the economic equivalent on a per FLP B Unit basis of such rights, options, warrants, securities, evidences of indebtedness or other assets is issued or loaned simultaneously to holders of the FLP B Units; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Focus in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement or to give effect to a redemption by Focus of Focus Units in accordance with the Declaration of Focus;

(b) Focus will not without the prior approval of FLP and the prior approval of the holders of the FLP B Units given in accordance with Section 11.1 of the Exchangeable Securities Provisions:

(i) subdivide, redivide or change the then outstanding Focus Units into a greater number of Focus Units; or

(ii) reduce, combine, consolidate or change the then outstanding Focus Units into a lesser number of Focus Units; or

(iii) reclassify or otherwise change Focus Units or effect a merger, reorganization or other transaction affecting Focus Units, unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the FLP B Units; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Focus in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement.

(c) Focus will ensure that the record date for any event referred to in Section 2.7(a) or Section 2.7(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Focus (with contemporaneous notification thereof by Focus to FLP).

(d) The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of any event referred to in Section 2.7(a) or Section 2.7(b) and each such determination shall be conclusive and binding on Focus and the holders of FLP B Units. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(i) in the case of the distribution of any rights, options or warrants to subscribe for or purchase Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of Focus Units and the term of any such instrument;

(ii) in the case of the distribution of any other form of property (including any securities of Focus of any class other than Focus Units, any rights, options or warrants other than those referred to in Section 2.7(d)(i), any evidences of indebtedness of Focus or any assets of Focus), the relationship between the fair market value (as determined by the board of directors of General Partner in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Focus Unit and the Current Market Price;

(iii) in the case of any subdivision, redivision or change of the then outstanding Focus Units into a greater number of Focus Units or the reduction, combination, consolidation or change of the then outstanding Focus Units into a lesser number of Focus Units or any merger, reorganization or other transaction affecting Focus Units, the effect thereof upon the then outstanding Focus Units; and

(iv) in all such cases, the general taxation consequences of the relevant event to holders of FLP B Units to the extent that such consequences may differ from the taxation consequences to holders of Focus Units (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of FLP B Units); and

(e) FLP agrees that, to the extent required, upon due notice from Focus, it will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate loans are made by it, or subdivisions, redivisions or changes are made to the FLP B Units, in order to implement the required economic equivalent with respect to Focus Units and FLP B Units as provided for in this Section 2.7.

2.8 Tender Offers

For so long as FLP B Units remain outstanding (other than FLP B Units held by Focus or its affiliates), in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Focus Units (an "**Offer**") is proposed by Focus or is proposed to Focus or Focus unitholders and is recommended by the Trustee of Focus, or the Board of Directors on its behalf, or is otherwise effected or to be effected with the consent or approval of the Trustee of Focus, or the Board of Directors on its behalf, and the FLP B Units are not redeemed by FLP, Focus will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of FLP B Units (other than Focus or its affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Focus Units, without discrimination. Without limiting the generality of the foregoing, Focus will use its reasonable best efforts expeditiously and in good faith to ensure that holders of FLP B Units may participate in each such Offer without being required to retract FLP B Units as against FLP (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of FLP to redeem FLP B Units in the event of a Focus Control Transaction.

2.9 Ownership of Outstanding Interests

Without the prior approval of FLP and the prior approval of the holders of the FLP B Units given in accordance with Section 11.1 of the Exchangeable Securities Provisions, Focus covenants and agrees in favour of FLP that, as long as any outstanding FLP B Units are owned by any person other than Focus or any of its affiliates, Focus will be and remain the direct or indirect beneficial owner of all issued and outstanding voting interests in the capital of FLP, the General Partner and FCT. Notwithstanding the foregoing, Focus shall not be in violation of this section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of Focus or Focus Units pursuant to any merger of Focus pursuant to which Focus is not the surviving entity.

2.10 Focus and Affiliates Not to Vote FLP B Units

Each of Focus and the FCT covenants and agrees that it will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of FLP B Units from time to time pursuant to the Exchangeable

Securities Provisions or the Limited Partnership Agreement with respect to any FLP B Unit held by it or by its affiliates in respect of any matter considered at any meeting of holders of FLP B Units.

2.11 Consideration For Focus Units

(a) In respect of each Focus Unit required to be delivered by FCT pursuant to Article 10 of the Exchangeable Securities Provisions:

(i) FCT agrees and shall be deemed to issue to Focus, in exchange for such Focus Unit, that principal amount of Series 1 Notes (as defined in the FCT Note Indenture (as such term is defined in the trust indenture of FCT (the "FCT Trust Indenture")) of FCT as is equal to the fair market value of such Focus Unit on the date FCT is required to deliver a Focus Unit pursuant to the Exchangeable Securities Provisions; and

(ii) FCT agrees and shall be deemed to transfer the FLP B Unit acquired by FCT in respect of the delivery of such Focus Unit to FLP in exchange and as a subscription for, and FLP agrees and shall be deemed to issue to FCT in respect thereof, one Class A Unit of FLP, whereupon the FLP B Unit of FLP shall be and be deemed to be cancelled.

(b) In respect of each Focus Unit required to be delivered by FLP pursuant to Article 5, 6, 7 or 8 of the Exchangeable Securities Provisions:

(i) FCT agrees and shall be deemed to issue to Focus, in exchange for such Focus Unit, that principal amount of Series 1 Notes of FCT as is equal to the fair market value of such Focus Unit on the date FLP is required to deliver a Focus Unit pursuant to the Exchangeable Securities Provisions; and

(ii) FCT agrees and shall be deemed to transfer such Focus Unit to FLP in exchange and as a subscription for, and FLP agrees and shall be deemed to issue to FCT in respect thereof, one Class A Unit of FLP.

(c) In respect of each Focus Unit required to be delivered by Focus pursuant to the Voting and Exchange Trust Agreement:

(i) FCT agrees and shall be deemed to issue to Focus, in exchange for the FLP B Unit acquired by Focus in consideration of the issuance of said Focus Unit, that principal amount of Series 1 Notes of FCT as is equal to the fair market value of such Focus Unit on the date Focus is required to deliver a Focus Unit pursuant to the Voting and Exchange Focus Agreement;

(ii) FCT agrees and shall be deemed to transfer the FLP B Unit acquired by Focus in respect of the delivery of such Focus Unit to FLP in exchange and as a subscription for, and FLP agrees and shall be deemed to issue to FCT in respect thereof, one Class A Unit of FLP, whereupon the FLP B Unit of FLP shall be and be deemed to be cancelled.

ARTICLE 3
FOCUS SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Neither Focus nor FCT shall consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person (the "**Focus Successor**") by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by Focus Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Focus Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Focus or FCT, as the case may be, under this Agreement;

(b) in the event that Focus Units are reclassified or otherwise changed as part of such transaction, the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the FLP B Units; and

(c) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of FLP B Units.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Focus Successor shall possess and from time to time may exercise each and every right and power of Focus or FCT, as the case may be, under this Agreement in the name of Focus or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Trustee of Focus or any officers of Focus or by the Board of Directors, on behalf of Focus, may be done and performed with like force and effect by the directors or officers of such Focus Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Focus (other than FLP or FCT) with or into Focus or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Focus provided that all of the assets of such subsidiary are transferred to Focus or another wholly-owned direct or indirect subsidiary of Focus and any such transactions are expressly permitted by this Article 3.

3.4 Successorship Transaction

Notwithstanding Article 2 and the foregoing provisions of Article 3, in the event of a Trust Control Transaction:

(a) which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of "**Redemption Date**"; and

(b) in which all or substantially all of the then outstanding Focus Units are converted into or exchanged for securities or rights to receive such securities (the "**Other Securities**") of another person (the "**Other Entity**") that, immediately after such Focus Control Transaction, owns or controls, directly or indirectly, Focus;

then all references herein to the "**Focus**" shall thereafter be and be deemed to be references to the "**Other Entity**" and all references herein to "**Focus Units**" shall thereafter be and be deemed to be references to the "**Other Securities**" (with appropriate adjustments, if any, as are required to result in a holder of FLP B Units on the exchange, redemption or retraction of such securities pursuant to the Exchangeable Securities Provisions or exchange of such securities pursuant to the Voting and Exchange Focus Agreement immediately subsequent to Focus Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of FLP B Units would have received if the exchange, redemption or retraction of such securities pursuant to the Exchangeable Securities Provisions or exchange of such securities pursuant to the Voting and Exchange Focus Agreement had occurred immediately prior to Focus Control Transaction and Focus Control

Transaction was completed) without any need to amend the terms and conditions of the FLP B Units and without any further action required.

ARTICLE 4
GENERAL

4.1 Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no FLP B Units (or securities or rights convertible into or exchangeable for or carrying rights to acquire FLP B Units) are held by any person other than Focus and any of its affiliates.

4.2 Changes in Capital of Focus and FLP

At all times after the occurrence of any event contemplated pursuant to Sections 2.7 and 2.8 or otherwise as a result of which either Focus Units or the FLP B Units or both are in any way changed, this Agreement shall forthwith be deemed amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Focus Units or the FLP B Units or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Notices to Parties

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

(a) Focus, addressed to:

FOCUS ENERGY TRUST
c/o FET Resources Ltd.
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Attention: President

Fax No.: (403) 781-8408

(b) FCT, addressed to:

FOCUS COMMERCIAL TRUST
c/o FET Management Ltd.
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Attention: President

Fax No.: (403) 781-8408

(c) Partnership, addressed to:

FOCUS LIMITED PARTNERSHIP
c/o FET Management Ltd.
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Attention: President

Fax No.: (403) 781-8408

(d) General Partner, addressed to:

FET Management Ltd.
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Attention: President

Fax No.: (403) 781-8408

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

4.4 Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise) except that FLP may assign in its sole discretion, any or all of its rights, interests and obligations hereunder to any wholly-owned subsidiary of Focus.

4.5 Binding Effect

Subject to Section 4.4, this Agreement and the Plan shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

4.6 Amendments, Modifications

Subject to Sections 4.2, 4.7 and 4.10, this Agreement may not be amended or modified except by an agreement in writing executed by FLP, the General Partner, FCT and Focus and approved by the holders of the FLP B Units in accordance with Section 11.1 of the Exchangeable Securities Provisions.

4.7 Administrative Amendments

Notwithstanding the provisions of Section 4.6, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the FLP B Units, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties provided that the Board of Directors shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the FLP B Units;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that such board of directors shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the FLP B Units; or

(c) making such changes or corrections which, on the advice of counsel to General Partner are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board of Directors shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the FLP B Units.

4.8 Meeting to Consider Amendments

FLP, at the request of Focus, agrees to call a meeting or meetings of the holders of its FLP B Units for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 4.6; provided that any such meeting shall only be called for a bona fide business purpose and not for the principal purpose of causing a Redemption Date to occur or transpire. Any such meeting or meetings shall be called and held in accordance with the Limited Partnership Agreement of FLP, as applicable, the Exchangeable Securities Provisions and all applicable laws.

4.9 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.10 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

4.11 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

4.12 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

4.13 Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

4.14 Limitations on Liability

The parties hereto acknowledge that:

(a) Valiant Trust Company is entering into this Agreement solely in its capacity as trustee on behalf of Focus and the obligations of Focus hereunder shall not be personally binding upon such trustee or any of the

unitholders of Focus and that any recourse against Focus, its trustee or any unitholder of Focus in any manner in respect of any indebtedness, obligation or liability of Focus arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, Focus Assets as defined in the trust indenture of Focus Energy Trust dated July 15, 2002 between Valiant Trust Company and Storm Energy Inc., as from time to time amended, supplemented or restated;

(b) Valiant Trust Company is entering into this Agreement solely in its capacity as trustee on behalf of the FCT and the obligations of the FCT hereunder shall not be personally binding upon such trustee or any of the unitholders of the FCT and that any recourse against the FCT, such trustee or any unitholder of the FCT in any manner in respect of any indebtedness, obligation or liability of the FCT arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, FCT Trust Assets as defined in the FCT Trust Indenture, as from time to time amended, supplemented or restated; and

(c) Focus Limited Partnership is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

FOCUS ENERGY TRUST, by its administrator FET Resources Ltd.

Per: ______________________________

FOCUS COMMERCIAL TRUST, by its by its administrator FET Resources Ltd.

Per: ______________________________

FOCUS LIMITED PARTNERSHIP, by its general partner, FET Management Ltd.

Per: ______________________________

FET MANAGEMENT LTD.

Per: ______________________________

APPENDIX O

FLP VOTING AND EXCHANGE TRUST AGREEMENT

VOTING AND EXCHANGE TRUST AGREEMENT

among

FOCUS ENERGY TRUST

- and -

FOCUS LIMITED PARTNERSHIP

- and -

VALIANT TRUST COMPANY

Dated as of June 27, 2006

TABLE OF CONTENTS

THIS VOTING AND EXCHANGE TRUST AGREEMENT dated as of June 27, 2006.

AMONG:

FOCUS ENERGY TRUST, an unincorporated open-ended investment trust established under the laws of Alberta (the "**Focus**")

- and -

FOCUS LIMITED PARTNERSHIP, a limited partnership established under the laws of Alberta ("**FLP**" or the "**Partnership**")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta (hereinafter referred to as the "**Trustee**")

WHEREAS in connection with the Arrangement Agreement, FLP may be required to issue Exchangeable Securities to certain holders of common shares of Profico pursuant to the Plan;

AND WHEREAS pursuant to the Arrangement Agreement, Focus and FLP have agreed to execute a voting and exchange trust agreement substantially in the form of this Agreement;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), as amended from time to time, including the regulations from time to time promulgated thereunder;

(b) "**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

(c) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this Voting and Exchange Trust Agreement, as from time to time amended, supplemented or restated and not to any particular article, section, schedule or other portion hereof;

(d) "**applicable law**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

(e) "**Arrangement**" means the arrangement under Section 193 of the ABCA on the terms and subject to the conditions set out in the Plan;

(f) "**Arrangement Agreement**" means the arrangement agreement dated as of April 23, 2006, among Focus, FET Acquisition Corp. and Profico Energy Management Ltd., as amended and restated on May 24, 2006,

as from time to time amended, supplemented or restated, providing for, among other things, the Arrangement;

(g) "**Automatic Exchange Rights**" means the benefit of the obligation of Focus to effect the automatic exchange of Exchangeable Securities for Focus Units pursuant to Section 5.12;

(h) "**Beneficiaries**" means the registered holders from time to time of Exchangeable Securities, other than Focus and its affiliates;

(i) "**Beneficiary Votes**" has the meaning ascribed thereto in Section 4.2;

(j) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

(k) "**Class B Unit Consideration**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(l) "**Class B Unit Price**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(m) "**Court**" means the Court of Queen's Bench of Alberta;

(n) "**Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which holders of Focus Units are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Focus Unit is entitled with respect to such matter, proposition or question;

(o) "**Exchange Right**" has the meaning ascribed thereto in Section 5.1;

(p) "**Exchangeable Securities**" means FLP B Units;

(q) "**Exchangeable Securities Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Securities;

(r) "**FCT**" means Focus Commercial Trust, an unincorporated investment trust established under the laws of Alberta;

(s) "**FLP B Units**" means the Class B limited partnership units of FLP, which are exchangeable into Focus Units on a one-for-one basis;

(t) "**FLP Special Voting Right**" means the special voting right of Focus to which is attached that number of voting rights (each such voting right to be equal to the voting rights attached to one Focus Unit) equal to the number of outstanding Exchangeable Securities held by Beneficiaries;

(u) "**Focus Unit**" means a Focus Unit, other than a FLP Special Voting Right, of Focus, each such unit representing an equal undivided beneficial interest therein;

(v) "**Focus Unitholders**" means the holders from time to time of Focus Units;

(w) "**General Partner**" means FET Management Ltd., a corporation incorporated pursuant to the laws of Alberta;

(x) "**governmental authority**" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

(y) "**Indemnified Parties**" has the meaning ascribed thereto in Section 8.1;

(z) "**Insolvency Event**" means, in respect of FLP (i) the institution by it of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or its consent to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or (ii) the filing of a petition or other proceeding to adjudicate it a bankrupt or insolvent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, and its failure to contest in good faith any such proceedings commenced in respect of it within 30 days of becoming aware thereof, or its consent to the appointment of a receiver, or (iii) its making of a general assignment for the benefit of creditors, or its admission in writing of its inability to pay its debts generally as they become due, or (iv) it not being permitted, pursuant to applicable law, to redeem any Retracted Securities pursuant to Section 6.5 of the Exchangeable Securities Provisions;

(aa) "**Limited Partnership Agreement**" means the limited partnership agreement dated as of •, 2006 among the General Partner, FCT and each person who from time to time is accepted and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

(bb) "**Liquidation Call Right**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(cc) "**Liquidation Event**" has the meaning ascribed thereto in Section 5.12(b);

(dd) "**Liquidation Event Effective Time**" has the meaning ascribed thereto in Section 5.12(c);

(ee) "**List**" has the meaning ascribed thereto in Section 4.6;

(ff) "**Officer's Certificate**" means, with respect to Focus or FLP, as the case may be, a certificate signed by any one of the authorized signatories of the trustee of Focus on behalf of Focus or the General Partner on behalf of FLP;

(gg) "**Partnership Loan Indebtedness**" means, in respect of any Exchangeable Security, the amount of all loans made under Article 3 of the Exchangeable Securities Provisions in respect of such Exchangeable Security that are not repaid or satisfied by set off as of the effective date of exercise of the Exchange Right in respect of such Exchangeable Security;

(hh) "**person**" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

(ii) "**Plan**" means the Plan of Arrangement attached as Schedule A to the Arrangement Agreement, as from time to time amended, supplemented or restated in accordance with the terms thereof;

(jj) "**Redemption Date**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(kk) "**Retracted Securities**" has the meaning ascribed thereto in Section 5.7;

(ll) "**Support Agreement**" means the support agreement dated as of the date hereof among Focus, FCT, FLP and Focus, as from time to time amended, supplemented or restated;

(mm) "**Trust**" means the trust created by this Agreement;

(nn) "**Trust Consent**" has the meaning ascribed thereto in Section 4.2;

(oo) "**Trust Control Transaction**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(pp) "**Trust Estate**" means the FLP Special Voting Unit, any other securities, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

(qq) **"Trust Meeting"** has the meaning ascribed thereto in Section 4.2;

(rr) **"Trust Successor"** has the meaning ascribed thereto in Section 10.1(a);

(ss) **"Unitholders"** means the holders from time to time of Units;

(tt) **"Units"** means the Focus Units and the FLP Special Voting Unit; and

(uu) **"Voting Rights"** means the voting rights of the FLP Special Voting Unit held by the Trustee.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) a reference to an "approval", "authorization", "consent", "designation", "notice" or "agreement" means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d) the phrase "ordinary course of business", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(f) time is of the essence; and

(g) references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of the Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries and Focus, as herein provided. The Trustee shall hold the FLP Special Voting Unit in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement. The Trustee shall hold the FLP Special Voting Unit for and on behalf of Focus for all other rights associated with such FLP Special Voting Unit other than the Voting Rights.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issue and Ownership of the FLP Special Voting Right

Focus, concurrently with its execution of this Agreement, issues to, and deposits with, the Trustee the FLP Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Focus hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the FLP Special Voting Unit by Focus to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of such FLP Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to such FLP Special Voting Unit provided that the Trustee shall:

(a) hold such FLP Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with such FLP Special Voting Unit and such FLP Special Voting Unit shall not be used

or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

FLP will cause each certificate representing Exchangeable Securities issued by it to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the portion of the Voting Rights in respect of the Exchangeable Securities held by the Beneficiaries.

3.3 Safe Keeping of Certificate

The physical certificate representing the FLP Special Voting Unit shall at all times be held in safe keeping by the Trustee or its duly authorized agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the FLP Special Voting Unit forming part of the Trust Estate, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the FLP Special Voting Unit held by the Trustee on any matter, question, proposal or proposition whatsoever that may properly come before the Unitholders at a Trust Meeting or in connection with a Trust Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Trust Meeting is held or a Trust Consent is sought. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.

4.2 Number of Votes

With respect to all meetings of Unitholders at which Unitholders are entitled to vote (each, a "**Trust Meeting**") and with respect to all written consents sought from the Unitholders (each, a "**Trust Consent**"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, a number of votes equal to the Equivalent Vote Amount for each Exchangeable Security owned of record by such Beneficiary on the record date established by Focus or by applicable law for such Trust Meeting or Trust Consent, as the case may be, (collectively, the "**Beneficiary Votes**") in respect of each matter, question, proposal or proposition to be voted on at such Trust Meeting or consented to in connection with such Trust Consent.

4.3 Mailings to Unitholders

With respect to each Trust Meeting and Trust Consent, the Trustee will use its reasonable efforts promptly to mail or cause to be mailed (or otherwise communicate in the same manner as Focus utilizes in communications to holders of Focus Units subject to applicable regulatory requirements and provided such manner of communication is reasonably available to the Trustee) to each of the Beneficiaries named in the List, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Focus to its Focus Unitholders:

(a) a copy of such notice, together with any related materials, including any proxy or information statement, to be provided to Focus Unitholders of Focus;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trust Meeting or Trust Consent or, pursuant to Section 4.7, to attend such Trust Meeting and to exercise personally thereat the Beneficiary Votes of such Beneficiary;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i) a proxy to such Beneficiary or its designee to exercise personally the Beneficiary Votes; or

(ii) a proxy to a designated agent or other representative of the management of Focus to exercise such Beneficiary Votes;

(d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Trust Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Trust Meeting or Trust Consent, the number of Exchangeable Securities owned of record by the Beneficiary shall be determined at the close of business on the record date established by Focus or by applicable law for purposes of determining Unitholders entitled to vote at such Trust Meeting or to give written consent in connection with such Trust Consent. Focus shall notify the Trustee of any decision of the trustee of Focus with respect to the calling of any Trust Meeting or the seeking of any Trust Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

The materials referred to in this Section 4.3 are to be provided to the Trustee by Focus and the materials referred to in Sections 4.3(c), 4.3(e) and 4.3(f) shall be subject to reasonable comment by the Trustee in a timely manner. Focus shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of Focus Units. Focus agrees not to communicate with holders of Focus Units with respect to the materials referred to in this Section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Notwithstanding the foregoing, Focus may at its option exercise the duties of the Trustee to deliver copies of all materials to each Beneficiary as required by this Section 4.3 so long as in each case Focus delivers a certificate to the Trustee stating that Focus has undertaken to perform the obligations set forth in this Section 4.3.

4.4 Copies of Unitholder Information

Focus will deliver to the Trustee copies of all proxy materials (including notices of Trust Meetings but excluding proxies to vote Focus Units), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary, to the extent possible, at the same time as such materials are first sent to Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Focus, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Focus) received by the Trustee from Focus, to the extent possible, at the same time as such materials are sent to Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal office in Calgary, Alberta. Notwithstanding the foregoing, Focus at its option may exercise the duties of the Trustee to deliver copies of all materials to each Beneficiary as required by this Section 4.4 so long as in each case Focus delivers a certificate to the Trustee stating that Focus has undertaken to perform the obligations set forth in this Section 4.4.

4.5 Other Materials

As soon as reasonably practicable after receipt by Focus or holders of Focus Units (if such receipt is known by Focus) of any materials sent or given by or on behalf of a third party to holders of Focus Units generally, including dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Focus shall use its reasonable best efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such materials (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Focus, copies of all such materials received by the Trustee from Focus. The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal office in Calgary, Alberta, copies of all such materials. Notwithstanding the foregoing, Focus at its option may exercise the duties of the Trustee to deliver copies of all such materials to each Beneficiary as required by this Section 4.5 so long as in each case Focus delivers a certificate to the Trustee stating that Focus has undertaken to perform the obligations set forth in this Section 4.5.

4.6 List of Persons Entitled to Vote

FLP shall, (a) prior to each annual and special Trust Meeting or the seeking of any Trust Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "**List**") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Securities issued by it held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Trust Meeting or a Trust Consent, at the close of business on the record date established by Focus or pursuant to applicable law for determining the holders of Focus Units entitled to receive notice of and/or to vote at such Trust Meeting or to give consent in connection with such Trust Consent. Each such List shall be delivered to the Trustee promptly after receipt by FLP of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement. Focus agrees to give FLP notice (with a copy to the Trustee) of the calling of any Trust Meeting or the seeking of any Trust Consent by Focus or its management, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable FLP to perform its obligations under this Section 4.6.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Trust Meeting or Trust Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.2 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat (or to personally exercise with respect to any Trust Consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by the Trustee and Attendance of Trustee Representative at Meeting

(a) In connection with each Trust Meeting and Trust Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.2, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(b) Subject to receipt of instructions contemplated by Section 4.3(f), the Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Trust Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not

previously given the Trustee instructions pursuant to Section 4.2 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, upon receipt of a proxy from the Trustee's representative, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials distributed by or on behalf of the Trustee pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Focus utilizes in communications to holders of Focus Units, subject to applicable regulatory requirements and provided such manner of communication is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of FLP. Focus agrees not to communicate with holders of Focus Units with respect to such written material otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. FLP shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a) a current List; and

(b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

FLP's obligations under this Section 4.9 shall be deemed satisfied to the extent Focus exercises its option to perform the duties of the Trustee to deliver copies of materials to each Beneficiary and FLP provides the required information and materials to Focus.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Exchangeable Securities Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Securities held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary and such Beneficiary Votes and the Voting Rights represented thereby shall cease and be terminated immediately, upon:

(a) the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Securities in connection with the exercise by the Beneficiary of the Exchange Right (unless Focus shall not have delivered the Class B Unit Consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiary);

(b) the occurrence of the automatic exchange of Exchangeable Securities for Focus Units, as specified in Article 5 (unless Focus shall not have delivered the Class B Unit Consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiary);

(c) the retraction or redemption of Exchangeable Securities pursuant to Article 6 or Article 7 of the Exchangeable Securities Provisions, or upon the effective date of the liquidation, dissolution or winding-up of FLP pursuant to Article 5 of the Exchangeable Securities Provisions;

(d) the automatic redemption of Exchangeable Securities pursuant to Article 8 of the Exchangeable Securities Provisions;

(e) the purchase of Exchangeable Securities from the holder thereof by FLP; or

(f) the purchase of Exchangeable Securities from the holder thereof by FCT pursuant to the Liquidation Call Right pursuant to Article 10 of the Exchangeable Securities Provisions.

ARTICLE 5
EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Right

Focus hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries the right (the "**Exchange Right**"), upon the occurrence and during the continuance of an Insolvency Event, to require Focus to purchase from each or any Beneficiary all or any part of the Exchangeable Securities held by such Beneficiary and the Automatic Exchange Rights, all in accordance with the provisions of this Agreement. Focus hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by Focus to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

(a) hold the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

FLP shall cause each certificate representing Exchangeable Securities to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Securities held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Right

The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4 Purchase Price

The purchase price payable by Focus for each Exchangeable Security to be purchased by Focus under the Exchange Right shall be: an amount per Exchangeable Security equal to the Class B Unit Price on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Securities under the Exchange Right; and the assumption by Focus of any FLP Loan Indebtedness in respect of such Exchangeable Security. In connection with each exercise of the Exchange Right, Focus shall provide to the Trustee an Officer's Certificate setting forth the calculation of the Class B Unit Price for each Exchangeable Security. The Class B Unit Price for each such Exchangeable Security so purchased may be satisfied only by Focus delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, the Class B Unit Consideration representing the total

Class B Unit Price. Upon payment by Focus of such purchase price to the Trustee for the benefit of the Beneficiary, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of declared and unpaid loans or distributions on each such Exchangeable Security by FLP.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Securities registered in the name of such Beneficiary on the books of FLP. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary, Alberta or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Securities which such Beneficiary desires Focus to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Securities under the Limited Partnership Agreement and such additional documents and instruments as the Trustee, FLP and Focus may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Securities certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require Focus to purchase from the Beneficiary the number of Exchangeable Securities specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Securities to be acquired by Focus free and clear of all liens, claims, security interests and encumbrances, (iii) the names in which the certificates representing Focus Units issuable in connection with the exercise of the Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered, and (b) payment (or evidence satisfactory to the Trustee, FLP and Focus of payment) of the taxes (if any) payable as contemplated by Section 5.8. If only a part of the Exchangeable Securities represented by any certificate or certificates delivered to the Trustee are to be purchased by Focus under the Exchange Right, a new certificate for the balance of such Exchangeable Securities shall be issued to the holder at the expense of FLP.

5.6 Delivery of Focus Units; Effect of Exercise

Promptly after the receipt by the Trustee of the certificates representing the Exchangeable Securities which the Beneficiary desires Focus to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Focus, the Trustee shall notify Focus and FLP, of its receipt of the same, which notice to Focus and FLP shall constitute exercise of the Exchange Right by the Trustee on behalf of the Beneficiary in respect of such Exchangeable Securities, and Focus shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary in respect of such Exchangeable Securities (or to such other persons, if any, properly designated by such Beneficiary) the Class B Unit Consideration deliverable in connection with the exercise of the Exchange Right; provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, FLP and Focus of the payment of) the taxes (if any) payable as contemplated by Section 5.8. Immediately upon the giving of notice by the Trustee to Focus and FLP, of the exercise of the Exchange Right, as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Beneficiary of such Exchangeable Securities shall be deemed to have transferred to Focus all of such Beneficiary's right, title and interest in and to such Exchangeable Securities and in the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Securities and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless such Class B Unit Consideration is not delivered by Focus to the Trustee for delivery to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary) within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Class B Unit Consideration is delivered by Focus and any cheque included therein is paid. Upon delivery of such Class B Unit Consideration by Focus to the Trustee, the Trustee shall deliver such Class B Unit Consideration to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Securities, the Beneficiary (or such other person properly designated by such

Beneficiary) shall be considered and deemed for all purposes to be the holder of the Focus Units delivered to it pursuant to the Exchange Right.

Notwithstanding anything contained in this Agreement or the Limited Partnership Agreement (including the Exchangeable Securities Provisions), upon the exercise of the Exchange Right by the Trustee on behalf of the Beneficiary, all obligations under or pertaining to FLP Loan Indebtedness of the Beneficiary in respect of each Exchangeable Security in respect of which such Exchange Right is exercised shall be, and be deemed to be, assumed by Focus and FLP shall release, and be deemed to release, such Beneficiary from and in respect of all such obligations without further act or formality.

5.7 Exercise of Exchange Right Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 6 of the Exchangeable Securities Provisions to require FLP to redeem any or all of the Exchangeable Securities held by the Beneficiary (the "**Retracted Securities**") and is notified by FLP pursuant to Section 6.5 of the Exchangeable Securities Provisions that FLP will not be permitted as a result of applicable law to redeem all such Retracted Securities, and provided that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to FLP pursuant to Section 6.6 of the Exchangeable Securities Provisions, and provided further that the Trustee has received written notice of same from FLP or Focus, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Securities that FLP is unable to redeem. In any such event, FLP hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to FLP or to the transfer agent of the Exchangeable Securities (including a copy of the retraction request delivered pursuant to Section 6.1 of the Exchangeable Securities Provisions) in connection with such proposed redemption of the Retracted Securities and the Trustee will by providing notice to FLP and Focus thereupon exercise the Exchange Right with respect to the Retracted Securities that FLP is not permitted to redeem and will require Focus to purchase such Retracted Securities in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Securities to Focus pursuant to the Exchange Right or the Automatic Exchange Rights, the certificate or certificates representing Focus Units to be delivered in connection with the payment of the purchase price therefor shall be issued in the name of the Beneficiary in respect of the Exchangeable Securities so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Securities so sold; provided, however, that such Beneficiary shall pay (and none of Focus, FLP or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or evidence to the satisfaction of Focus and FLP that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event

As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, FLP and Focus shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from FLP or Focus of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Focus (such funds to be received in advance), a notice of such Insolvency Event in the form provided by Focus, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.10 Qualification of Focus Units

Focus covenants that if any Focus Units issuable pursuant to the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any registration statement, prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental authority or the fulfilment of any other Canadian federal,

provincial or territorial legal requirement before such Focus Units may be issued and delivered by Focus to the initial holder thereof or in order that such Focus Units may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Focus for purposes of Canadian provincial securities law), Focus will in good faith use its reasonable best efforts to take all such actions and do all such things as are necessary or desirable to cause such Focus Units to be and remain duly registered, qualified or approved under Canadian law. Focus will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all the Focus Units to be delivered pursuant to the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Focus Units are listed, quoted or posted for trading at such time.

5.11 Focus Units

Focus hereby represents, warrants and covenants that the Focus Units issuable to Beneficiaries as described herein will be duly authorized and validly issued, fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of Focus

(a) Focus will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the trustee of Focus to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Focus or to effect any other distribution of assets of Focus among its Focus Unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) promptly following the earlier of (A) receipt by Focus of notice of, and (B) Focus otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Focus or to effect any other distribution of assets of Focus among its Focus Unitholders for the purpose of winding up its affairs, in each case where Focus has failed to contest in good faith any such proceeding commenced in respect of Focus within 30 days of becoming aware thereof.

(b) Promptly following receipt by the Trustee from Focus of notice of any event (a "**Liquidation Event**") contemplated by Section 5.12(a) above, the Trustee will give notice thereof to the Beneficiaries. Such notice shall be provided to the Trustee by Focus and shall include a brief description of rights of the Beneficiaries with respect to the Automatic Exchange Rights provided for in Section 5.12(c).

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Focus Units in the distribution of assets of Focus in connection with a Liquidation Event, immediately prior to the effective time (the "**Liquidation Event Effective Time**") of a Liquidation Event all of the then outstanding Exchangeable Securities shall be automatically exchanged for Focus Units. To effect such automatic exchange, Focus shall purchase each Exchangeable Security outstanding immediately prior to the Liquidation Event Effective Time and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Securities held by such Beneficiary at such time, for a purchase price per Exchangeable Security equal to the Class B Unit Price applicable at that time. Focus shall provide the Trustee with an Officer's Certificate in connection with any automatic exchange setting forth the calculation of the Class B Unit Price for each Exchangeable Security.

(d) The closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Securities for Focus Units shall be deemed to have occurred immediately prior to the Liquidation Event Effective Time, and each Beneficiary shall be deemed to have transferred to Focus all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Securities and the related interest in the Trust Estate. Any right of each such Beneficiary to receive loans from FLP shall be

deemed to be satisfied and discharged and each such Beneficiary shall cease to be a holder of such Exchangeable Securities and Focus shall deliver to the Beneficiary the Class B Unit Consideration deliverable upon the automatic exchange of Exchangeable Securities. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Securities, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Focus Units issued pursuant to the automatic exchange of Exchangeable Securities for Focus Units and the certificates held by the Beneficiary previously representing the Exchangeable Securities exchanged by the Beneficiary with Focus pursuant to such automatic exchange shall thereafter be deemed to represent Focus Units issued to the Beneficiary by Focus pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Securities certificates deemed to represent Focus Units, duly endorsed in blank and accompanied by such instruments of transfer as Focus may reasonably require, Focus shall deliver or cause to be delivered to the Beneficiary certificates representing Focus Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Each of Focus, FLP and the Trustee shall be entitled (without duplication) to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Securities or Focus Units such amounts as Focus, FLP or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of federal, provincial, state, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Focus, FLP and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Focus, FLP or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Focus, FLP or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as trustee of the Trust, shall include:

(a) receipt and deposit of the FLP Special Voting Unit from Focus as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) casting and exercising the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Right and the Automatic Exchange Rights from Focus as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Securities and other requisite documents and distributing to such Beneficiaries Focus Units, cheques and other property, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Focus and FLP under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities, the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof, nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

Focus and FLP acknowledge that the Trustee also serves as registrar and transfer agent for Focus, as trustee of Focus pursuant to the Trust Indenture of Focus dated July 15, 2002, and is expected to become the distribution agent in respect of Focus and the registrar, transfer agent and distribution agent in respect of FLP (collectively, the **"Related Appointments"**). The Trustee represents to Focus and FLP that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity and is aware of no potential conflicts of interest other than those that may arise in connection with the Related Appointments. The Trustee shall, within 90 days after it becomes aware that any material conflict of interest exists, including in connection with any Related Appointments, either (a) eliminate such material conflict of interest, (b) resign from any of the Related Appointments so that a material conflict of interest no longer exists, or (c) resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provision of this Section 6.2, any interested party may apply to the Court for an order that the Trustee be replaced as the trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Each of Focus and FLP irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Securities and Focus Units; and

(b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the transfer agent of Focus Units, and any subsequent transfer agent of such Focus Units, the Focus Unit certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights.

Each of Focus and FLP irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Focus covenants that it will supply its transfer agent with duly executed Focus Unit certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Focus and FLP at the Trustee's principal office in Calgary, Alberta correct and complete books and records of account relating to the Trust created by this Agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Rights. On or before January 15 in every year, so long as any FLP Special Voting Units are on deposit with the Trustee, the Trustee shall transmit to Focus and FLP a brief report, dated as of the preceding December 31, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Securities received by the Trustee on behalf of Beneficiaries in consideration of the issuance by Focus of Focus Units in connection with the Exchange Right, during the calendar year ended on such December 31; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Securities are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee reasonably considers necessary or advisable (who may be experts or advisors to Focus or FLP). If requested by the Trustee, Focus or FLP shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by the Trustee

Subject to Section 6.15, the Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the FLP Special Voting Unit held by the Trustee pursuant to Article 4, with respect to the Exchange Right pursuant to Article 5, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security or indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity required by Section 6.6 and the Trustee

shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions, Lists, reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions, Lists, reports or other papers or documents comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to the Trustee

Focus and/or FLP shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Focus and/or FLP or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights or the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Focus and/or FLP, promptly if and when:

(a) such evidence is required by any other section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Focus and/or FLP written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of Focus and/or of the General Partner on behalf of FLP or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Focus and/or FLP, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the trustee of Focus and/or of the General Partner on behalf of FLP, it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(a) declaring that such person has read and understands the provisions of this Agreement relating to the condition in question;

(b) describing the nature and scope of the examination or investigation upon which such person based the statutory declaration, certificate, statement or opinion; and

(c) declaring that such person has made such examination or investigation as such person believes is necessary to enable such person to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Focus and/or FLP, or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by the Trustee

The Trustee may retain any cash balance held in connection with this Agreement and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates; but the Trustee and its Affiliates shall not be liable to account for any profit to FLP, or any other person or entity other than at a rate, if any, established from time to time by the Trustee or its Affiliates.

Upon receipt of a direction from FLP, the Trustee shall invest any moneys held by it in Authorized Investments in its name in accordance with such direction. Any direction from FLP to the Trustee shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. E.S.T. on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. E.S.T. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. E.S.T. next Business Day. For the purpose hereof, "**Authorized Investments**" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank provided that such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service.

In the event that the Trustee does not receive a direction or only a partial direction, the Trustee may hold cash balances constituting part or all of the escrow fund and may, but need not, invest same in its deposit department or the deposit department of a Canadian chartered bank; but the Trustee shall not be liable to account for any profit to any parties to this Agreement or to any person or entity other than at a rate, if any, established from time to time by the Trustee.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Focus and/or FLP or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to Focus and FLP that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in Alberta and British Columbia if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in Alberta and British Columbia, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Securities, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Securities, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction and all rights of appeal have expired; or

(b) all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of the Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

6.17 Maintenance of Office or Agency

Focus will maintain in Calgary, Alberta an office or agency where certificates representing Exchangeable Securities may be presented or surrendered for exchange by Beneficiaries and where notices and demands to or upon Focus or FLP in respect of the Exchangeable Securities may be served. Focus will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time Focus shall fail to maintain any such office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be served at the Corporate Trust Office of the Trustee, and Focus and FLP hereby appoint the Trustee as their agent to receive all such presentations, surrenders, notices and demands. Furthermore, copies of all Focus proxy materials will be made available for inspection by any Beneficiary at such office or agency.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

Focus and FLP jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all expenses reasonably incurred (including taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Focus and FLP shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted fraudulently or in bad faith or with gross negligence, recklessness or wilful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Each of Focus and FLP jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and shareholders and each of its agents appointed and acting in accordance with this Agreement (collectively, the "**Indemnified Parties**") against all claims, losses, damages, costs reasonably incurred, penalties, fines and reasonable expenses (including expenses of the Trustee's legal counsel) which, without fraud, gross negligence or wilful misconduct on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Focus or FLP pursuant hereto.

If any of the Indemnified Parties intends to seek indemnification under this indemnity from Focus or FLP, the Indemnified Party shall give Focus and FLP notice of such claim for indemnification promptly following the receipt of a written assertion of a claim, actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action. The failure of or delay by an Indemnified Party to so notify Focus and FLP (as set forth above) shall not relieve Focus or FLP of its indemnification obligations hereunder to the Indemnified Party, however the liability which Focus and FLP have to the Indemnified Party pursuant to the terms of this indemnity (and for which Focus and FLP will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices the defence of any such action, suit, proceeding, investigation or claim, or otherwise results in any increase in the liability which Focus and FLP has under this indemnity. Subject to (ii) below, Focus and FLP shall be entitled to participate at their own expense in the defense and, if Focus and FLP so elect at any time after receipt of such notice, either of them may assume the defense of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Focus or FLP; or (ii) the named parties to any such suit include both the Trustee and Focus or FLP and the Trustee shall have been advised by counsel acceptable to Focus or FLP that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to Focus or FLP and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Focus and FLP shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement,

except to the extent that such loss is attributable to the fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Focus and FLP specifying the date on which it desires to resign, provided that such notice shall not be given less than 60 days before such desired resignation date unless Focus and FLP otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Focus and FLP shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada or any province thereof, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Focus and FLP shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Focus and FLP, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Focus and FLP and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Focus and FLP or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Focus and FLP and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Focus and FLP shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Focus or FLP shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Focus and FLP.

ARTICLE 10
FOCUS SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Focus shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property

and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom, but may do so if:

(a) such other person or continuing corporation (herein called the "**Trust Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder (including without limitation one or more voting securities of such Trust Successor to allow Beneficiaries to exercise voting rights in respect of the Trust Successor substantially similar to those provided for in this Agreement in respect of Focus) and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Focus under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trust Successor and FLP shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of Focus under this Agreement in the name of Focus or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the trustee of Focus or any officers of Focus may be done and performed with like force and effect by the directors or officers of such Trust Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the merger of any wholly-owned direct or indirect subsidiary of Focus with or into Focus or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Focus provided that all of the assets of such subsidiary are transferred to Focus or another wholly-owned direct or indirect subsidiary of Focus.

10.4 Successorship Transaction

Notwithstanding the foregoing provisions of this Article 10, in the event of a Trust Control Transaction:

(a) which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of "Redemption Date"; and

(b) in which all or substantially all of the then outstanding Focus Units are converted into or exchanged for securities or rights to receive such securities (the "**Other Securities**") of another entity (the "**Other Entity**") that, immediately after such Trust Control Transaction, owns or controls, directly or indirectly, Focus;

then (i) all references herein to the "**Focus**" shall thereafter be and be deemed to be references to "**Other Entity**" and all references herein to "**Focus Units**" shall thereafter be and be deemed to be references to "**Other Securities**" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Securities on the exchange, redemption or retraction of such Exchangeable Securities pursuant to the Exchangeable Securities Provisions or exchange of such Exchangeable Securities pursuant to this Agreement immediately subsequent to the Trust Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of Exchangeable Securities

would have received if the exchange, redemption or retraction of such Exchangeable Securities pursuant to the Exchangeable Securities Provisions, or exchange of such Exchangeable Securities pursuant to this Agreement had occurred immediately prior to the Trust Control Transaction and the Trust Control Transaction was completed) without any need to amend the terms and conditions of this Agreement and without any further action required; and (ii) Focus shall cause the Other Entity to deposit one or more voting securities of such Other Entity to allow Beneficiaries to exercise voting rights in respect of the Other Entity substantially similar to those provided for in this Agreement.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Focus, FLP and the Trustee and approved by the Beneficiaries in accordance with Section 11.1 of the Exchangeable Securities Provisions.

11.2 Administrative Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the General Partner shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the General Partner and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that the General Partner and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to the General Partner and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the General Partner shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

FLP, at the request of Focus, agrees to call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the Limited Partnership Agreement, the Exchangeable Securities Provisions and all applicable laws; provided that any such meeting shall only be called for a bona fide business purpose and not for the principal purpose of causing a Redemption Date (as defined in the Exchangeable Securities Provisions) to occur or transpire.

11.4 Changes in Capital of Focus or FLP

At all times after the occurrence of any event contemplated pursuant to Section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either Focus Units or the Exchangeable Securities or both are in any way changed, this Agreement shall forthwith be deemed amended and modified as necessary in order that it

shall apply with full force and effect, mutatis mutandis, to all new securities into which Focus Units or the Exchangeable Securities or both are so changed.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time FLP, Focus and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Trust Successors and the covenants of and obligations assumed by each such Trust Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Focus, FLP, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee relying on the advice of counsel where considered advisable, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Securities are held by a Beneficiary;

(b) each of Focus and FLP elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 11.1 of the Exchangeable Securities Provisions; and

(c) July 1, 2050.

12.2 Survival of Agreement

This Agreement shall survive any termination of Focus and shall continue until there are no Exchangeable Securities outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise).

13.2 Binding Effect

Subject to Section 13.1, this Agreement and the Arrangement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

(a) if to Focus, at:

Focus Energy Trust
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Attention: President
Fax No.: (403) 781-8408

with a copy to:

Valiant Trust Company
310, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1

Attention: Manager, Income Trusts
Fax No.: (403) 233-2857

(b) if to FLP, at:

Focus Limited Partnership
c/o FET Management Ltd.
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Attention: President
Fax No.: (403) 781-8408

(c) if to the Trustee, at:

Valiant Trust Company
310, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1

Attention: Manager, Corporate Trust
Fax No.: (403) 233-2857

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Securities in any manner permitted by the Limited Partnership Agreement from time to time in force in respect of notices to limited partners and shall be deemed to be received (if given or sent in such manner) at the time specified in such Limited Partnership Agreement, the provisions of which Limited Partnership Agreement shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

13.6 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

13.7 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

13.8 Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

13.9 Limitations on Liability

(a) The parties hereto acknowledge that as administrator of Focus, is entering into this Agreement solely in its capacity as administrator on behalf of Focus and the obligations of Focus hereunder shall not be personally binding upon such trustee or any of the Unitholders and that any recourse against Administration of Focus, the trustee of Focus or any Unitholder in any manner in respect of any indebtedness, obligation or liability of Focus arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture of Focus dated as of July 15, 2002, as from time to time amended, supplemented or restated.

(b) Focus Limited Partnership is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

FOCUS ENERGY TRUST, by its by its administrator FET Resources Ltd.

Per: ______________________________

FOCUS LIMITED PARTNERSHIP, by its general partner, FET Management Ltd.

Per: ______________________________

VALIANT TRUST COMPANY

Per: ______________________________

FOCUS ENERGY TRUST

NOTICE OF SPECIAL MEETING OF FOCUS UNITHOLDERS

to be held June 26, 2006

NOTICE IS HEREBY GIVEN that a special meeting (the "**Focus Meeting**") of the holders ("**Focus Unitholders**") of trust units ("**Focus Units**") of Focus Energy Trust ("**Focus**"), will be held in the Conference Centre, Lower Level, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, on June 26, 2006 at 10:00 a.m, (Calgary time) for the following purposes:

(a) to consider and, if thought advisable, to pass, with or without variation, a resolution (the "**Focus Arrangement Resolution**"), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated May 25, 2006 (the "**Information Circular**") to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) (the "**Focus Arrangement**"), all as more particularly described in the Information Circular;

(b) to elect Clayton H. Woitas, David P. O'Brien and Jeff S. Lebbert, as additional directors of FET Resources Ltd. ("**FET Resources**");

(c) to approve certain amendments to Focus' trust unit rights incentive plan (the "**Trust Unit Rights Incentive Plan**") to increase the maximum number of Focus Units issuable under such plan to 5% of the total issued and outstanding Focus Units (including Focus Units issuable upon exchange of FET Exchangeable Shares and FLP B Units, each as defined in the Information Circular); and

(d) to transact such further and other business as may properly be brought before the Focus Meeting or any adjournment thereof.

Specific details of the matters to be put before the Focus Meeting are set forth in the Information Circular.

The record date (the "**Focus Record Date**") for determination of Focus Unitholders entitled to receive notice of and to vote at the Focus Meeting is May 26, 2006. Only Focus Unitholders whose names have been entered in the register of Focus Units on the close of business on the Focus Record Date will be entitled to receive notice of and to vote at the Focus Meeting. Holders of Focus Units who acquire Focus Units after the Focus Record Date will not be entitled to vote such Focus Units at the Focus Meeting.

Each holder of exchangeable shares ("**FET Exchangeable Shares**") of FET Resources on the Focus Record Date is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder's FET Exchangeable Shares. Only holders of FET Exchangeable Shares of record on the Focus Record Date are entitled to receive notice of, and to direct Valiant Trust Company regarding voting at, the Focus Meeting. The form of voting direction which accompanies this Information Circular is the means by which holders of FET Exchangeable Shares may authorize the voting of the voting rights associated with their FET Exchangeable Shares at the Focus Meeting. Valiant Trust Company will exercise each vote only as directed on the voting direction. **In the absence of instructions as to voting, Valiant Trust Company will not exercise these votes.** Holders of FET Exchangeable Shares may also instruct Valiant Trust Company to give a proxy entitling the holder or that holder's designee to vote personally the relevant number of votes. The procedures for holders of FET Exchangeable Shares to instruct Valiant Trust Company about voting at the Focus Meeting are explained in the document entitled "*Voting Direction for Holders of Exchangeable Shares of FET Resources Ltd.*" that has been provided to holders of FET Exchangeable Shares with this Information Circular. **To be effective, the voting direction must be received by Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, by 4:30 p.m. (Calgary time) on the last business day prior to the date of the Focus Meeting or any adjournment thereof.**

A Focus Unitholder may attend the Focus Meeting in person or may be represented by proxy. Focus Unitholders who are unable to attend the Focus Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the Focus Meeting or any adjournment thereof. To be effective, the proxy must be received by Valiant Trust Company at Suite 310,

606 – 4th Street S.W., Calgary, Alberta T2P 1T1, by 4:30 p.m. (Calgary time) on the last business day prior to the date of the Focus Meeting or any adjournment thereof.

Holders of Focus Units and FET Exchangeable Shares who are planning on returning the accompanying form of proxy or voting direction are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction.

Dated at the City of Calgary, in the Province of Alberta, this 25th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF FET RESOURCES LTD. on behalf of FOCUS ENERGY TRUST

(signed) *"Derek W. Evans"*
Derek W. Evans
President and Chief Executive Officer
FET Resources Ltd.

FOCUS ENERGY TRUST

VOTING DIRECTION FOR HOLDERS OF EXCHANGEABLE SHARES OF FET RESOURCES LTD.

The undersigned holder (the "**Holder**") of exchangeable shares ("**Exchangeable Shares**") of FET Resources Ltd. ("**FET Resources**") has the right to instruct Valiant Trust Company (the "**Trustee**") in respect of the exercise of their votes at the Special Meeting of the unitholders of Focus Energy Trust (the "**Trust**") to be held on June 26, 2006 (the "**Meeting**"), as follows:

- To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Exchangeable Shares be voted as follows:
FOR ☐ **or AGAINST** ☐ passing, with or without variation, a resolution, the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated May 25, 2006 (the "**Information Circular**") of Focus and Profico Energy Management Ltd. ("**Profico**") to approve an arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta) and all transactions contemplated thereby, all as more particularly described in the Information Circular; **FOR** ☐ **or WITHHOLD VOTING** ☐ electing Clayton H. Woitas, David P. O'Brien and Jeff S. Lebbert, as additional directors of FET Resources Ltd.; and **FOR** ☐ **or AGAINST** ☐ approval of certain amendments to Focus' trust unit rights incentive plan to increase the maximum number of Focus Units issuable under such plan to 5% of the total issued and outstanding Focus Units (including Focus Units issuable upon exchange of FET Exchangeable Shares and Focus Limited Partnership Class B Units).
IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S EXCHANGEABLE SHARES WILL NOT BE VOTED

PLEASE SELECT ONE OF THE FOLLOWING:
☐ **Direct the Trustee to Vote Exchangeable Shares** The holder hereby directs the Trustee to vote as indicated.
☐ **Appointment of Trust Management as Proxy** The Holder hereby appoints Derek W. Evans, President and Chief Executive Officer of FET Resources or, failing him, William D. Ostlund, Vice President, Finance and Chief Financial Officer of FET Resources, as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
☐ **Appointment of the Holder, or the Holder's Designee as Proxy** The Holder hereby appoints ______________________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EXCHANGEABLE SHARES AS INDICATED.

DATED: ____________________, 2006.

____
Signature of Holder

____
Name of Holder

____
Number of Exchangeable Shares Held

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta T2P ITI, not less than 24 hours before the time set for the holding of the Meeting or any adjournment(s) thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2. If this voting direction is not signed by the Holder, the votes to which the Holder is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

82-34761

FOCUS ENERGY TRUST

Q I

2006 Interim Report

www.focusenergytrust.com

Consolidated Highlights

(thousands of dollars, except where indicated)	Three Months Ended March 31, 2006	2005	Change
FINANCIAL			
Oil and gas revenues, before transportation system charges and royalties	**48,146**	43,981	9%
Funds flow from operations (1)	**28,688**	26,809	7%
Per unit (2) (4)	**$ 0.77**	$ 0.72	7%
Cash distributions per trust unit			
Per unit	**$ 0.57**	$ 0.48	19%
Payout ratio (per-unit basis)	**74%**	67%	7%
Net income (3)	**16,778**	13,351	26%
Per unit (3)	**$ 0.46**	$ 0.37	24%
Capital expenditures and acquisitions	**24,289**	22,552	8%
Long-term debt less working capital	**109,094**	94,548	15%
Total Trust Units – outstanding (000's)(4)	**37,521**	37,290	1%
Weighted average Total Trust Units (000's)(5)	**37,489**	37,254	1%
OPERATIONS			
Average daily production			
Crude oil (bbls/d)	**1,610**	1,850	(13%)
NGLs (bbls/d)	**784**	743	6%
Natural gas (mcf/d)	**45,137**	43,575	4%
Barrels of oil equivalent (@ 6:1)	**9,917**	9,856	1%
Average product prices realized (6)			
Crude oil (CDN$/bbl)	**$ 63.13**	$ 54.94	15%
NGLs (CDN$/bbl)	**$ 59.45**	$ 51.08	16%
Natural gas (CDN$/mcf)	**$ 7.92**	$ 7.36	8%
Field netback per BOE			
Revenue (6)	**$ 51.11**	$ 46.75	9%
Royalties, net of ARTC	**$ (11.92)**	$ (10.46)	14%
Production expenses	**$ (5.50)**	$ (4.19)	31%
Field netback	**$ 33.69**	$ 32.09	5%
Wells drilled			
Gross	**9**	12	(25%)
Net	**7.4**	8.2	(10%)
Success rate	**100%**	100%	0%
TRUST UNIT TRADING STATISTICS			
Unit prices			
High	**$ 25.65**	$ 22.60	
Low	**$ 20.65**	$ 18.60	
Close	**$ 23.71**	$ 20.80	14%
Daily average trading volume	**116,940**	115,824	1%

TSX Listings:

FET.UN
FOCUS Energy Trust Units

FTX
FET Resources Ltd.
Exchangeable Shares

For further information about Focus Energy Trust please contact:

Derek Evans
President and
Chief Executive Officer
T: (403) 781-8405
dereke@focusenergytrust.com

Bill Ostlund
Vice President,
Finance and
Chief Financial Officer
T: (403) 781-8406
billo@focusenergytrust.com

Focus Energy Trust
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
T: (403) 781-8409
F: (403) 781-8408

(1) Funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

(2) Based on the weighted average Total Trust Units outstanding for the period.

(3) Net income has been restated. See Note 3 of the notes to the interim financial statements. Per-Unit amounts are based on weighted average units outstanding for the period, excluding exchangeable shares.

(4) Total Trust Units being trust units and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio was1.39579 at March 31, 2006 and 1.30129 at March 31, 2005.

(5) Weighted average Total Trust Units including trust units and exchangeable shares converted at the average exchange ratio.

(6) Net of settlements for financial hedging instruments and net of transportation system charges.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- Successful completion of the Tommy Lakes winter drilling program has resulted in the addition of 11 new producing wells and two completed exploratory wells.
- The two Tommy Lakes exploratory wells are the first two wells on our expanded land position at Tommy.
- Funds flow of $28.7 million in Q1 2006 versus $26.8 million in Q1 2005 was driven by high commodity prices and associated high netbacks.
- Recently announced business combination with Profico Energy Management Ltd. strengthens Focus operationally while maintaining a strong financial structure.
- The addition of 14,500 BOE/d of production, 98 percent of which is natural gas in Southwest Saskatchewan, strengthens our commitment to natural gas.
- The addition of Southwest Saskatchewan as a new core area provides our unitholders with greater asset diversification and more balanced year-round operations.

Message to Unitholders

We are pleased to present the results of what has been a very active first quarter of 2006. As many of you may be aware, winter was late in coming to many parts of North America and only visited briefly. The results of our shortened winter are evident today in the gas price which is being negatively impacted by excess gas in storage.

At Tommy Lakes in Q1 we were successful in completing our winter drilling program with a total of 10 *development wells cased and tied in and two exploratory wells cased and completed. In addition, we also* tied in one standing well and expanded our West Tommy compression station with the addition of a new compressor.

Although we had to deal with a winter that was unseasonably warm with little snow, our Tommy Lakes program was executed in record time and with exceptional capital efficiency. Your Focus team did an excellent job on both the cost and execution fronts in some very difficult circumstances. Overall costs for this winter's programs are in line with our budgeted expectations.

Volumes in the first quarter increased to 9,917 BOE per day versus 9,856 BOE per day in Q1 2005. Q1 2006 volumes are in line with expectations, but were impacted somewhat by extended waits for service rigs to perform routine well maintenance.

Strong natural gas prices in Q1 2006 were primarily responsible for an increase in funds flow from operations of $28.7 million as compared to $26.8 million in Q1 2005.

Operating expenses for the first quarter were $5.50 per BOE. Our operating costs continue to be impacted by increases in the cost of services, as well as the relative inexperience of new members of the work force. The first quarter's operating costs are typically higher than our expected yearly average of between $4.25 and $4.75 per BOE due to the seasonal nature of winter-access areas.

Outlook

On April 23, 2006 we announced that we had entered into a business combination with Profico Energy Management Ltd. whereby Focus would acquire the Shackleton and Southwest Saskatchewan properties of Profico by way of a plan of arrangement for total consideration of approximately $1.2 billion. Under the terms of the arrangement, Focus will issue 31 million trust units, 10 million limited partnership units, exchangeable for trust units on a one-for-one basis, and pay $92.8 million to Profico shareholders. In addition, Focus will assume approximately $87.2 million of net debt of Profico. On completion of the arrangement, the shareholders of Profico will own approximately 51 percent of the Focus trust units, calculated on a fully diluted basis.

The Shackleton and Southwest Saskatchewan properties being acquired include approximately 14,500 BOE/d of production weighted 98 percent towards natural gas. These assets are highly concentrated in two core areas and are characterized by high working interest, operated production with a dominant land position. The Shackleton property, containing the majority of the production being acquired, represents a unique opportunity to participate in the early-stage development of a tight shallow gas play with significant long-term development potential.

Benefits of the Transaction

The Profico assets are well suited to Focus' existing strategy which emphasizes long-term sustainability based upon development of internal opportunities and strategic acquisitions with significant development opportunities. This transaction strengthens Focus operationally while maintaining a strong financial structure. Additional benefits of the proposed arrangement include:

- accretion to funds flow from operations per unit of 11 percent
- accretion to production per unit of 17 percent
- accretion to proved plus probable reserves per unit of three percent
- neutral to net asset value per unit
- acquisition of 14,500 BOE/d of production (approximately 98 percent natural gas)
- acquisition of 46.7 million BOE of proved plus probable reserves
- acquisition of over 344,000 net acres of undeveloped land
- addition of a multi-year drilling inventory of over 1,000 locations
- greater asset diversification with a shift to a more balanced, year-round operations program
- the proposed addition of three new board members, Mr. Clayton H. Woitas, Mr. David P. O'Brien and Mr. Jeff S. Lebbert.
- a greater weighting in the Canadian equity indices
- the opportunity to realize administrative and operating efficiencies through economies of scale.

We are excited to add Profico's high-quality assets to our portfolio. The Profico assets are an excellent complement to Focus' existing asset base and reinforce our commitment to long-term sustainability and provide a significant opportunity for long-term value creation through low-risk natural gas development drilling in a year-round access area.

Although we are currently experiencing some weakness in gas prices as a result of high gas storage levels, we believe these factors will disappear as we move closer to next winter's heating season. In the interim, our price protection program, with 56 percent of the remainder of 2006 gas hedged at $10.50/mcf, provides protection to our capital program and distributions.

Our capital programs for the remainder of 2006 are in progress and will focus on our Sylvan Lake, Pouce Coupe and Medicine Hat properties. Our activities will be supplemented by a 140-well program on the Profico assets in the second half of 2006.

We sincerely appreciate the support of all our unitholders and thank you for investing in Focus Energy Trust.

On behalf of the Board,

Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months ended March 31, 2006 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated May 9, 2006 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

OPERATIONS SUMMARY	**Three Months Ended March 31, 2006**	Three Months Ended March 31, 2005	Quarter Over Quarter Change	Year Ended December 31, 2005
Average daily production				
Barrels of oil equivalent (@ 6:1)	**9,917**	9,856	1%	9,963
% of Natural gas	**76%**	74%	2%	74%
Average product prices realized[1]				
Crude oil sales (CDN$/bbl)	**$ 65.27**	$ 60.65	8%	$ 66.81
Financial hedging settlements (CDN$/bbl)	**$ (2.14)**	$ (5.70)	(62%)	$ (10.20)
Realized price (CDN$/bbl)	**$ 63.13**	$ 54.94	15%	$ 56.61
NGLs (CDN$/bbl)	**$ 59.45**	$ 51.08	16%	$ 57.50
NGL price/Crude oil price	**91%**	84%	7%	86%
Natural gas sales (CDN$/mcf)	**$ 8.57**	$ 8.00	7%	$ 8.64
Transportation system charges (CDN$/mcf)	**$ (0.62)**	$ (0.64)	(3%)	$ (0.61)
Financial hedging settlements (CDN$/mcf)	**$ (0.03)**	$ -	-	$ (0.11)
Realized price (CDN$/mcf)	**$ 7.92**	$ 7.36	8%	$ 7.92
Reference prices & differential to price, net of transportation				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 69.01**	$ 61.55	12%	$ 68.50
Differential (CDN$/bbl)	**$ (3.75)**	$ (0.90)	317%	$ (1.69)
Natural gas (AECO daily CDN$/mcf)	**$ 7.50**	$ 6.89	9%	$ 8.77
Differential (CDN$/mcf)	**$ 0.42**	$ 0.47	(11%)	$ (0.74)
Barrels of oil equivalent (@ 6:1)	**$ 50.80**	$ 46.67	9%	$ 56.67
Differential (including NGLs vs crude oil)	**$ 0.78**	$ 1.15	(32%)	$ (4.40)
Production revenue before transportation system charges ($ thousands)				
Crude oil, before hedging settlements	**9,521**	10,124	(6%)	43,182
Financial hedging settlements	**(310)**	(950)	(67%)	(6,573)
NGLs	**4,193**	3,417	23%	16,321
Natural gas, before transportation system charges	**34,848**	31,389	11%	140,516
Financial hedging settlements	**(106)**	-	-	(1,777)
	48,146	43,981	9%	191,669
Funds flow from operations ($ thousands)				
Cash flow from operating activities	**27,033**	24,734	9%	114,744
Reclamation costs	**-**	9	-	632
Net change in non-cash working capital items	**1,655**	2,066	(20%)	992
	28,688	26,809	7%	116,368
Funds flow from operations per BOE				
Production revenue	**$ 54.41**	$ 50.65	7%	$ 55.00
Financial hedging settlements	**(0.47)**	(1.07)	(56%)	(2.30)
Transportation system charges	**(2.83)**	(2.83)	0%	(2.73)
Realized Price [1]	**51.11**	46.75	9%	49.97
Royalties, net of ARTC	**(11.92)**	(10.46)	14%	(11.98)
Production expenses	**(5.50)**	(4.19)	31%	(4.11)
Field netback	**33.69**	32.09	5%	33.88
Facility income	**0.79**	0.55	43%	0.54
Interest income	**0.01**	0.02	(50%)	0.01

OPERATIONS SUMMARY	**Three Months Ended March 31, 2006**	Three Months Ended March 31, 2005	Quarter Over Quarter Change	Year Ended December 31, 2005
General and administrative, cash portion	**(1.02)**	(1.18)	(14%)	(1.22)
Interest and financing and other	**(1.16)**	(0.93)	25%	(0.97)
Current and large corporations tax	**(0.17)**	(0.34)	(50%)	(0.24)
	$ 32.14	$ 30.22	6%	$ 32.00
Funds flow from operations / field netback	**95%**	94%	1%	94%
Royalty rate (before hedging settlements and net of transportation system charges)	**23%**	22%	1%	23%

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall Performance

Focus had strong funds flow from operations and earnings in the first quarter of 2006 even though natural gas prices came off the record high prices of late 2005. The average natural gas reference price in the first quarter of 2006 was 23 percent lower than the fourth quarter of 2005. Natural gas prices continue to be volatile and the price protection program at Focus is intended to reduce this volatility. During the first quarter of 2006 our realized price for natural gas was approximately $0.48 per mcf higher due to price protection activities.

Funds flow from operations for the first quarter was $28.7 million or $0.77 per unit compared with $26.8 million or $0.72 per unit for the first quarter of 2005. This change resulted primarily from an eight percent increase in the realized natural gas price, partially offset by higher production expenses.

Net income for the three months ended March 31, 2006 of $16.8 million compares with net income of $13.3 million in the first quarter of 2005.

Focus had a very active development program during the quarter primarily at Tommy Lakes and Red Earth. The Tommy Lakes winter development program was completed during the first quarter with the drilling of six additional development wells, and bringing the ten development wells, plus an additional well, on stream. In addition, two exploration wells at Tommy Lakes were drilled and cased as part of the winter program. Two oil wells (0.9 net) were successfully drilled in the Red Earth area.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- Commensurate with our capital expenditures in the first quarter, utilization of credit facilities is at the high level for the year.
- Natural gas wells drilled during the winter development program are brought on stream in January and March. These wells have strong flush production and then drop down to their stabilized production rate within 12 months. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter.
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties and operating expenses reported.
- Fluctuations in the utilization of credit facilities will result from the pattern of capital expenditures and funds flow from operations.
- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.

- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2006 Q1 compared with 2005 Q4:

- Overall natural gas production has increased six percent mainly due to new production coming on stream in the first quarter of 2006 at Tommy Lakes, as well as a full quarter of production from the 2005 drilling program at Medicine Hat, offset by the natural production decline of the other properties.
- The six percent production decrease in oil production reflects the natural decline of these properties and limited capital investment in oil properties during the period.

2006 Q1 compared with 2005 Q1:

- Natural gas production has increased four percent to 45.1 Mmcf per day in Q1 2006, from 43.6 Mmcf per day in Q1 2005. Production declines in the Kotcho-Cabin area were offset by production increases in Tommy Lakes and Medicine Hat. Focus continues to direct its investment towards its low decline longer-life properties.
- Production of natural gas liquids increased on a year-over-year basis reflecting capital reinvestment at Tommy Lakes and Pouce Coupe.
- Oil production has decreased 13 percent from 1,850 bbls per day in Q1 2005 to 1,610 bbls per day in Q1 2006 due to natural decline and limited investment.

Pricing and Price Risk Management

Natural Gas

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:
  a) higher than standard heat content of our natural gas;
  b) a high proportion of natural gas delivered to British Columbia markets;
  c) transportation system charges in British Columbia and Alberta;
  d) the difference between how the physical gas is sold during the period versus the AECO daily average.
- Realized natural gas price compared to AECO daily reference price:

Realized Price Per Mcf	Three Months Ended March 31, **2006**	2005
AECO daily average (CDN$/mcf)	**$ 7.50**	$ 6.89
Plus: heat content adjustment (1)	**0.75**	0.63
Less: differential to B.C. markets (1)	**(0.39)**	(0.13)
Less: transportation system charges (1)	**(0.62)**	(0.63)
Adjust: timing of actual gas sales (1)	**0.20**	(0.13)
Price before price protection	**7.44**	6.63
Impact of longer term physical sales contracts (1)	**0.51**	0.73
Financial hedging settlements	**(0.03)**	-
Realized price per mcf	**$ 7.92**	$ 7.36

(1) *Included in differential reported in Operations Summary table*

- Natural gas reference prices decreased significantly in the first quarter of 2006 as compared to the fourth quarter of 2005 due to mild winter weather conditions and high storage levels.
- Although Focus' realized natural gas price was eight percent higher in the first quarter of 2006 compared with the first quarter of 2005, it decreased 14 percent to $7.92 per mcf in the first quarter of 2006 from $9.24 in the fourth quarter of 2005.

- During the quarter, 40 percent of natural gas was sold under forward physical sales contracts and resulted in natural gas sales of $2.1 million higher than if the natural gas had been sold based on the AECO daily reference price.
- The impact of financial instrument settlements for natural gas was $0.1 million paid for the first quarter of 2006 compared with $1.3 million paid for the fourth quarter of 2005. There were no settlements of financial instruments for the first quarter of 2005.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $63.13 per barrel for the first quarter of 2006 versus $54.94 for the comparable period in 2005.
- During the first quarter of 2006 there was a widening of the differential between the sales price of our light crude oil compared with the WTI reference price stated in Canadian dollars. The differential reflects transportation expenses to get crude oil to the WTI reference point and the different crude oil markets. This differential for the first quarter of 2006 of $8.02 per barrel is made up of negative $4.28 difference between WTI stated in Canadian dollars and the Edmonton reference price, and negative $3.75 difference between the Edmonton reference price and our sales price. This compares with an average of $1.71 per barrel in 2005 made up of a positive $0.12 and negative $1.69 respectively.
- With continued strong oil prices in 2006, there was a hedging cost of $0.3 million or $2.14 per barrel for the first quarter of 2006. For the comparable period in 2005, there was a hedging cost of $1.0 million or $5.70 per barrel.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices in an effort to help maintain sustainable distributions.
- A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 10 and 11 of the notes to the interim financial statements.

Price Protection (volume and reference price)		2006			2007
		Q2	Q3	Q4	Q1
Natural gas	Mmcf/d	22.5	22.5	25.4	26.8
	CDN$/mcf	$10.09-$10.80	$10.09-$10.80	$11.22-$11.64	$11.72-$12.02
Crude oil	bbls/d	700	700	700	-
	CDN$/bbl	$62.73-$68.44	$62.73-$68.44	$62.73-$68.44	-

- These amounts assume a heat content of 1.16 GJ per mcf for our natural gas.

Changes in Accounting Policy

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This results in an increase in the carrying value of petroleum and natural gas properties and equipment and thus an increase to depletion and depreciation. This increase to petroleum and natural gas properties and equipment is without tax basis and thus creates a future income tax liability. This liability is recognized on the balance sheet as an increase to the future income tax liability and an increase to petroleum and natural gas properties and equipment. As the addition to petroleum and natural gas properties and equipment is depleted, there is a recovery to future income taxes on the income statement.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The following tables summarize the results of this change in accounting policy.

Cumulative Change in Balance Sheet Items [increase (decrease)] (thousands)	**March 31, 2006**	December 31, 2005
Petroleum and natural gas properties and equipment	**$109,245**	$111,797
Future income taxes	**36,792**	38,411
Non-controlling interest – exchangeable shares	**4,343**	4,131
Unitholders' capital	**102,560**	102,004
Exchangeable shares	**(902)**	(928)
Accumulated income, opening adjustment	**(31,821)**	(21,795)
Net income impact of new policy	**(1,728)**	(10,026)

Change in Statements of Income Items (thousands)	**Three Months Ended March 31, 2006**	2005
Depletion and depreciation	**$3,237**	$3,331
Future income tax expense (reduction)	**(1,854)**	(1,281)
Non-controlling interest	**345**	369
Net income impact of new policy	**$1,728**	$2,419

There was no change to funds flow from operations as a result of this change in accounting policy.

Production Revenue

- Production revenue for the three months ended March 31, 2006 was $48.1 million compared to $44.0 million in Q1 2005.
- The nine percent increase from the first quarter of 2005 to the first quarter of 2006 resulted from increases in realized prices for crude oil and natural gas and from higher natural gas production volumes partially offset by a decrease in crude oil volumes. Focus has steadily increased its weighting of volumes to natural gas and natural gas liquids with acquisitions and through development programs which primarily target natural gas opportunities.
- Revenue for the first quarter of 2006 is $4.2 million lower than revenue in the fourth quarter of 2005 of $52.3 million, essentially due to lower realized natural gas prices.

Production Expenses

	2006	2005				2004		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production expenses per BOE	$5.50	$4.61	$3.56	$4.10	$4.19	$3.76	$3.31	$2.52

- Production expenses for the first quarter of 2006 were $5.50 per BOE compared with $4.61 per BOE for the fourth quarter of 2005 and $4.19 for the first quarter of 2005. Our yearly production expenses remain on target to our guidance of $4.25 to $4.75 per BOE.
- Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and restocking of supplies.
- Production expenses in 2006 in comparison to the same period in 2005 have risen in response to high activity levels in the sector, competition for services and higher energy costs.

General and Administrative Expenses

	Three Months Ended March 31,	
(thousands)	**2006**	2005
Cash G&A expenses	**$ 1,850**	$ 1,617
Overhead recoveries	**(942)**	(574)
Total cash G&A expenses	**908**	1,043
Non-cash G&A expense[1]	**381**	362
Trust Unit Rights Plan expense[2]	**332**	204
Net G&A reported	**$ 1,621**	$ 1,609
Cash-based G&A per BOE	**$ 1.02**	$ 1.18
Net reported G&A per BOE	**$ 1.82**	$ 1.81

(1) Gross general and administrative expenses for the first quarter of 2006 include $0.8 million related to the Executive Bonus Plan (Q1 2005 - $0.7 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 8 of the notes to interim financial statements.

Cash-based general and administrative expenses were $1.02 per BOE for the first quarter of 2006 compared to $1.18 per BOE for the first quarter of 2005 and $1.27 per BOE in the fourth quarter of 2005. Decreased general and administrative expenses in the first quarter of 2006 compared to the corresponding period in 2005 result from increased overhead recoveries associated with operating capital programs.

Interest and Financing Expenses

Interest and financing expenses have remained flat in the first quarter of 2006 at approximately $1.0 million compared to the fourth quarter of 2005. Outstanding bank debt at the end of the quarter increased to $99.0 million at March 31, 2006 from $87.5 million at December 31, 2005 as the Trust conducted a very active development program during the first quarter of 2006.

Interest and financing expenses increased from $0.8 million in the first quarter of 2005 to $1.0 million in the first quarter of 2006 commensurate with higher debt balances and higher interest rates.

Depletion and Depreciation

The depletion and depreciation rate is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier under "Changes in Accounting Policy".

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended March 31, 2006 increased $0.29 to $11.76 per BOE ($15.39 per BOE, including the exchangeable share impact) compared to $11.47 per BOE ($15.08 per BOE, including the exchangeable share impact) in the fourth quarter of 2005. The rate at March 31, 2006 reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2005 and includes capital expenditures for the first quarter of 2006.

Asset Retirement Obligation

The asset retirement obligation increased $0.4 million from $15.1 million at December 31, 2005 to $15.5 million at March 31, 2006. The increase reflects additional liabilities associated with new drilling activity and accretion expense net of actual reclamation expenses.

Income and Other Taxes

The future income tax provision and liability is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier in this document under "Changes in Accounting Policy".

Income and other taxes include a future income tax recovery of $3.1 million in the first quarter of 2006 compared to a recovery of $0.6 million in the first quarter of 2005. The recovery of future income tax results from a reduction in federal income tax rates in 2006, distributions to unitholders

which transfers taxable income from the Trust to individual unitholders and from the depletion associated with accounting for exchangeable shares.

Large corporations tax, predominantly based on projected year-end debt and equity levels, was $0.2 million in both the first quarter of 2006 and 2005.

Capital Expenditures

Capital expenditures for field operations in the first quarter of 2006 were $24.3 million. On an area basis approximately 82 percent of this capital was spent at Tommy Lakes, 11 percent at our Red Earth oil areas and seven percent at other areas.

At Tommy Lakes, we successfully drilled seven (6.5 net) wells in the quarter. During the period we tied in a total of 11 wells, which consisted of six wells (6.0 net) drilled during the quarter, four wells (4.0 net) drilled late in the fourth quarter of 2005 and one (1.0 net) standing well.

Overall, this winter's Tommy Lakes program was very successful. In spite of unseasonable weather which made access difficult, an extremely tight oilfield service sector, and overall industry cost pressures, we completed our full program on time and on budget. We drilled, completed and tied in ten (10.0 net) development wells, tied in one standing well, and expanded one of our compressor stations. We also drilled, completed and tested two (1.0 net) exploratory wells to the west of our main Tommy Lakes development area.

Our second most active area during the first quarter was our Red Earth oil property, where activity included the drilling of two (0.9 net) oil wells. The remainder of the capital during the quarter was spent on workovers and optimization projects, primarily at Red Earth, Pouce Coupe and Kotcho.

Capital expenditures for the remainder of 2006 are expected to be in the range of $21 to $23 million. The remaining capital program will involve the drilling of 33 to 35 gross wells, consisting of 18 to 20 wells at Medicine Hat, six wells at Red Earth, two wells at Pouce Coupe, three wells at Sylvan Lake and the first four to five wells of our 2006/2007 Tommy Lakes winter program.

Liquidity and Capital Resources

As at March 31, 2006 Focus had a working capital deficit of $10.1 million compared with working capital deficit of $5.0 million at December 31, 2005 and working capital deficit of $9.5 million at March 31, 2005. The working capital deficiency has increased from year end due to the higher level of capital expenditures in the first quarter in addition to decreased revenue receivables mainly due to lower natural gas prices. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at March 31, 2006 was $99.0 million compared with $87.5 million at December 31, 2005 and $85.0 million at March 31, 2005. The increase in long-term debt from year end results from the timing of capital expenditures, as Focus is most active in the first quarter with its winter drilling program. Focus has a $130 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at March 31, 2006. The credit facility revolves until May 24, 2006. The Company intends to extend the revolving period and has received an Offer of Extension from the lenders which extends the revolving period for a further 364 days.

Long-term debt plus the working capital deficiency increased from total debt of $92.5 million at December 31, 2005 to total debt of $109.1 million at March 31, 2006. This change of $16.6 million during this period primarily resulted from the following factors:

- Funds flow from operations of $28.7 million plus debt and working capital were used to fund $20.9 million in distributions declared to unitholders, $0.5 million of contributions to the reclamation fund and $24.3 million invested in capital expenditures for field operations during the quarter.
- Proceeds were $0.4 million from the issuance of equity pursuant to the exercise of Unit Appreciation Rights.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 30 to 40 percent of funds flow on an annual basis. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

Capitalization Table

(thousands except per-unit amounts)	March 31, 2006	December 31, 2005
Long-term debt	**$ 99,000**	$ 87,500
Plus: working capital deficiency	**10,094**	5,018
Total debt	**$ 109,094**	$ 92,518
Units outstanding and issuable for exchangeable shares	**37,521**	37,456
Market price	**$ 23.71**	$ 25.72
Market capitalization	**$ 889,622**	$ 963,368
Total capitalization	**$ 998,716**	$ 1,055,886
Total debt as a percentage of total capitalization	**10.9%**	8.8%
Annualized funds flow from operations (1)	**$ 116,346**	$ 116,368
Total debt to funds flow	**0.9**	0.8

(1) March 31, 2006 is based on the funds flow of the Trust for the 90-day period.

2006 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2006	January 31, 2006	February 15, 2006	$0.19
February 24, 2006	February 28, 2006	March 15, 2006	$0.19
March 29, 2006	March 31, 2006	April 17, 2006	$0.19
April 26, 2006	April 30, 2006	May 15, 2006	$0.19
May 29, 2006	May 31, 2006	June 15, 2006	$0.19(*)
June 28, 2006	June 30, 2006	July 17, 2006	$0.19(*)

(*) estimated

Focus declared distributions of $0.57 per unit in respect of January to March 2006 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	**Three Months Ended March 31, 2006**	2005
Funds flow from operations (thousands)	**$ 28,688**	$ 26,809
Funds flow from operations per Total Unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	**$ 0.77**	$ 0.72
Distributions per unit declared	**$ 0.57**	$ 0.48
Payout ratio – per-unit basis	**74%**	67%
Cash distributions declared to unitholders; exchangeable shares do not receive cash distributions (thousands)	**$ 20,936**	$ 17,362
Payout ratio - dollar basis	**73%**	65%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 13 of the notes to interim financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;

- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2005 Annual Report MD&A for a detailed assessment.

Outlook – 2006

The following chart summarizes Focus' 2006 outlook assuming the completion of the business combination announced April 23, 2006 whereby Focus' properties and Profico's Shackleton and Southwest Saskatchewan properties are combined.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

In 2006, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2006 Expectations (assuming completion of the business combination)	
Average annual production	16,750 - 17,750 BOE/d
Weighting to natural gas	85%
Production expenses per BOE	$3.50 - $4.00
Cash G&A expenses per BOE	$1.25 - $1.50
Capital expenditures - field	$80 million
Average annual payout ratio	60% - 70%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the natural gas areas of Focus are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus completed major acquisitions at Tommy Lakes in April 2004 and Medicine Hat in September 2004. The Tommy Lakes acquisition was financed by the issuance from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2
FINANCIAL								
Oil and gas revenues, before royalties[1]	48,146	52,315	48,790	46,583	43,981	39,233	37,979	42,284
Funds flow from operations	28,688	32,350	29,773	27,436	26,809	23,241	21,926	25,961
Per unit – basic	$0.77	$0.86	$0.80	$0.73	$0.72	$0.63	$0.59	$0.70
Cash distributions per trust unit	$0.57	$0.54	$0.52	$0.48	$0.48	$0.48	$0.45	$0.45
Payout ratio (per-unit basis)	74%	63%	65%	66%	67%	77%	76%	64%
Net income [2]	16,780	17,858	17,573	14,682	13,351	14,545	10,508	14,877
Per unit – basic [2]	$0.46	$0.49	$0.48	$0.40	$0.37	$0.41	$0.30	$0.44
Capital expenditures	24,289	10,865	5,658	3,962	22,475	11,325	1,528	857
Acquisition expenditures, net	-	(33)	10,394	0	77	1,190	18,580	109,945
Long-term debt plus working capital	109,094	92,518	94,252	88,965	94,548	81,158	75,235	60,690
Total Trust Units – outstanding (000's)	37,521	37,456	37,418	37,339	37,290	37,223	37,094	37,016
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,610	1,714	1,718	1,779	1,850	1,903	1,932	2,027
NGLs (bbls/d)	784	762	833	770	743	724	776	703
Natural gas (mcf/d)	45,137	42,629	44,910	46,997	43,575	43,080	44,903	50,913
BOE (@ 6:1)	9,917	9,582	10,036	10,382	9,856	9,807	10,191	11,215

(1) Restated at December 31, 2004 to break out the transportation system charges separately (increases revenue and records this new expense)

(2) Restated at June 30, 2005 with new accounting policy EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts"

Consolidated Balance Sheets (unaudited)

(thousands)	March 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 5	$ 4,696
Accounts receivable	18,796	21,065
Prepaid expenses and deposits	2,197	1,952
	20,998	27,713
Petroleum and natural gas properties and equipment [note 3]	442,295	430,865
Goodwill	5,100	5,100
Reclamation fund	3,158	2,711
	$ 471,551	$ 466,389
LIABILITIES		
Current		
Accounts payable and accrued liabilities	24,107	$ 26,127
Cash distributions payable	6,985	6,604
	31,092	32,731
Long-term debt [note 5]	99,000	87,500
Asset retirement obligation [note 4]	15,546	15,090
Future income taxes	78,721	81,634
	224,359	216,955
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	4,343	4,131
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	245,928	244,426
Contributed surplus	1,337	1,135
Accumulated income [note 9]	(4,416)	(258)
	242,849	245,303
Commitments and contingencies [note 13]		
	$ 471,551	$ 466,389

See Notes to Consolidated Financial Statements

Approved on behalf of the Board:

Stuart G. Clark
Director

James H. McKelvie
Director

Consolidated Statements of Income and Accumulated Income (Deficit)(unaudited)

(thousands except per-unit amounts)	Three Months Ended, March 31, 2006	2005 (Restated – Note 3)
Revenue		
Production revenue	**$ 48,146**	$ 43,981
Royalties	**(10,775)**	(9,391)
Alberta Royalty Tax Credit	**134**	108
Facility income	**707**	490
Interest income	**9**	15
	38,221	35,203
Expenses		
Transportation system charges	**2,525**	2,509
Production	**4,912**	3,721
General and administrative	**1,621**	1,609
Interest and financing	**1,038**	824
Depletion and depreciation	**13,735**	12,930
Accretion of asset retirement obligation	**264**	201
	24,095	21,794
Income before income taxes	**14,126**	13,409
Income and other taxes		
Future income tax reduction	**(3,147)**	(609)
Current and large corporations tax	**150**	298
	(2,997)	(311)
Non-controlling interest – exchangeable shares	**345**	369
Net income for the period	**16,778**	13,351
Accumulated income (deficit), beginning of period		
As previously reported	**(258)**	31,750
Retroactive adjustment for changes in accounting policies [note 3]	**-**	(21,795)
As restated	**(258)**	9,955
Cash distributions	**(20,936)**	(17,362)
Accumulated income (deficit), end of period	**$ (4,416)**	$ 5,944
Net income per unit [note 12]		
Basic	**$ 0.46**	$ 0.37
Diluted	**$ 0.45**	$ 0.36

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

(thousands)	Three Months Ended, March 31, 2006	2005 (Restated – Note 3)
Operating activities		
Net income for the period	**$ 16,778**	$ 13,351
Add non-cash items:		
Non-controlling interest – exchangeable shares	**345**	369
Non-cash general and administrative expenses [notes 7 & 8]	**713**	567
Depletion and depreciation	**13,735**	12,930
Accretion on asset retirement obligation	**264**	201
Future income tax expense	**(3,147)**	(609)
Reclamation costs	**-**	(9)
Net change in non-cash working capital items	**(1,655)**	(2,066)
	27,033	24,734
Financing activities		
Proceeds from exercise of unit appreciation rights	**423**	286
Increase in long-term debt	**11,500**	10,500
Cash distributions paid	**(20,554)**	(17,311)
	(8,631)	(6,525)
Investing activities		
Capital asset additions	**(24,289)**	(22,550)
Acquisition expenditures	**-**	(2)
Reclamation fund contributions, net of costs	**(447)**	(500)
Net change in non-cash working capital items	**1,643**	4,845
	(23,093)	(18,207)
Increase (decrease) in cash and cash equivalents during the period	**(4,691)**	2
Cash and cash equivalents, beginning	**4,696**	44
Cash and cash equivalents, ending	**$ 5**	$ 46

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

MARCH 31, 2006 AND 2005 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Pursuant to the terms of a net profits interest agreement (the "NPI Agreement"), the Trust is entitled to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd. and Focus BC Trust, wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to the NPI Agreement.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months.

3. CHANGES IN ACCOUNTING POLICY

a) Non-Controlling Interest – Exchangeable Shares

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of this change in accounting policy, the Trust has presented non-controlling interest of $4.3 million and $4.1 million, respectively, in the Trust's consolidated balance sheet as at March 31, 2006 and December 31, 2005. Net income has been reduced for net income attributable to the non-controlling interest of $0.3 million and $0.4 million, respectively, for the three months ended March 31, 2006 and 2005. Net income per trust unit basic and diluted decreased $0.04 for the three months ended March 31, 2006. Net income per trust unit basic and diluted, respectively, decreased $0.05 and $0.06 for the three months ended March 31, 2005.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This resulted in an increase in petroleum and natural gas properties and equipment of $109.2 million and $111.8 million respectively, an increase to unitholders' capital of $102.6 million and $102.0 million respectively, and an increase in the future income tax liability of $36.8 million and $38.4 million respectively at March 31, 2006 and December 31, 2005.

Opening accumulated income for 2006 and 2005 was decreased by $31.8 million and $21.8 million respectively for the cumulative impact of this change in accounting policy. The new accounting policy also resulted in a change in the calculation of weighted average trust units. Previously, weighted average trust units included outstanding exchangeable shares at the period end exchange ratio whereas under the new accounting policy, the weighted average trust units excludes trust units issuable for exchangeable shares.

There was no change to cash flow from operations as a result of this change in accounting policy.

b) Accumulated Income (Deficit)

Effective January 1, 2005 the Trust has presented accumulated income net of accumulated cash distributions paid or payable to unitholders on the balance sheet.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $38.7 million which will be incurred between 2006 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	March 31, 2006	March 31, 2005
Balance, beginning of period	$ 15,090	$ 11,462
Accretion expense	264	201
Development activity and change in estimates	192	180
Settlement of liabilities	-	(9)
Balance, end of period	$ 15,546	$ 11,834

5. LONG-TERM DEBT

As at March 31, 2006 the Trust has a $130 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. At March 31, 2006, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at March 31, 2006 is approximately 4.7 percent.

The credit facility will revolve until May 24, 2006, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term. The Company intends to extend the revolving period and has received an Offer of Extension from the lenders which extends the revolving period for a further 364 days.

6. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to March 31, 2006, a total of 18,001 exchangeable shares were converted into 25,032 trust units at exchange ratios prevailing at the time. At March 31, 2006, the exchange ratio was 1.39579 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The Company may redeem all but not less than all of the outstanding exchangeable shares at any time when the aggregate number of issued and outstanding exchangeable shares is less than 1,000,000. The Company will, at least 45 days prior to any redemption date, provide the registered holders with written notice of the prospective redemption. The redemption price is equal to that described previously. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

Exchangeable Shares of FET Resources Ltd.	Number of Shares 2006	2005	Consideration (thousands) 2006	2005
Balance as at January 1	560,218	977,346	$4,131	$4,934
Net income attributable to non-controlling interest	-	-	345	369
Exchanged for trust units	(18,001)	(209,904)	(133)	(1,060)
Balance as at March 31	542,217	767,442	$4,343	$ 4,243

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

Trust Units of Focus Energy Trust	Number of Units 2006	2005	Consideration (thousands) 2006	2005
Balance as at January 1	36,687,167	35,973,651	$244,426	$230,478
Issued on conversion of exchangeable shares (i)	25,032	271,667	583	5,732
Issued pursuant to the Executive Bonus Plan (ii)	14,695	14,470	366	300
Exercise of Unit Appreciation Rights (iii)	37,250	31,500	553	446
Balance as at March 31, 2006	36,764,144	36,291,288	$245,928	$236,956

(i) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iii) Exercise of Unit Appreciation Rights includes cash consideration of $422,855 (2005 - $286,248) and contributed surplus credit of $130,220 (2005 - $159,503).

8. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights, but the number of units reserved for issuance upon the exercise of rights shall not at any time exceed five percent of the aggregate number of issued and outstanding units of the Trust and including the number of units which may be issued on the exchange of the outstanding exchangeable shares. To March 31, 2006 a total of 264,500 units had been issued pursuant to the exercise of rights under the Plan, and 1,760,500 units are reserved for issuance under the Plan. With respect to the 1,760,500 units reserved for issuance under the Plan, a total of 1,314,350 rights have been granted.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2006		2005	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,311,100	$ 12.52	1,113,100	$ 11.78
Granted	64,500	$ 25.05	64,000	$ 19.93
Exercised	(37,250)	$ 11.35	(31,500)	$ 9.09
Cancelled	(24,000)	$ 21.37	(16,500)	$ 9.50
Before reduction of exercise price	1,314,350	$ 13.01	1,129,100	$ 12.35
Reduction of exercise price	-	$ (0.35)	-	$ (0.49)
Balance as at March 31	1,314,350	$ 12.66	1,129,100	$ 11.86

- The average exercise price at the grant date is $16.26.
- The average contractual life of the rights outstanding is 3.07 years.
- The number of rights exercisable at March 31, 2006 is 287,250.
- The average value at the grant date for the quarter ended March 31, 2006 is $6.60.

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $331,875 for the quarter ended March 31, 2006. The Trust recorded non-cash compensation expense of $204,382 for the quarter ended March 31, 2005.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $33,721 (Q1 2005 - $33,722) which would result in no change to net income per trust unit on a basic and diluted basis.

9. ACCUMULATED INCOME (DEFICIT)

(thousands)	2006	2005
Accumulated income, before cash distributions	$ 203,736	$ 136,846
Accumulated cash distributions	(208,152)	(130,902)
Balance as at March 31	$ (4,416)	$ 5,944

10. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at March 31, 2006, which have no book value, would have resulted in a net payment to the Trust of $10.0 million.

Financial Contracts	Daily Quantity	Contract Price		Price Index	Term
Crude oil	300 bbls	$ 72.97	Cdn	WTI	April 2006 – December 2006
	400 bbls	$ 55.05–65.05	Cdn	WTI	April 2006 – December 2006
Natural gas	7,000 GJ	$ 7.57-8.60	Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$ 8.75-10.02	Cdn	AECO	April 2006 – October 2006
	6,000 GJ	$ 10.30	Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$ 11.92	Cdn	AECO	November 2006 – March 2007
	6,000 GJ	$ 9.63-10.93	Cdn	AECO	November 2006 – March 2007
	13,000 GJ	$ 9.32	Cdn	AECO	November 2006 – March 2007*

**contract entered into subsequent to March 31, 2006*

11. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at March 31, 2006, which have no book value, would have resulted in a net payment to the Trust of $1.2 million.

Physical Sales Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	3,000 GJ	$8.67	Cdn	April 2006 – October 2006
	3,000 GJ	$8.30	Cdn	April 2006 – October 2006
	5,000 GJ	$10.32	Cdn	November 2006 – March 2007*

**contract entered into subsequent to March 31, 2006*

12. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the three-month period ended March 31 are based on the weighted average number of trust units outstanding in 2006 of 36,718,905 (2005 of 36,091,648).

Diluted calculations for the three-month period ended March 31 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 512,951 (2005 of 495,783) and 770,152 exchangeable shares (2005 of 1,162,700) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the three months ended March 31:

(thousands)		2006		2005
Interest paid	$	1,330	$	925
Interest received	$	9	$	2
Taxes paid	$	207	$	253
Cash distributions paid	$	20,554	$	17,311

13. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2006	2007-2008	2009-2010	2011 and thereafter
Office premises	1,905	157	932	816	-
Operating leases	632	284	348	-	-
Mineral and surface leases(2)	5,436	906	1,812	1,812	906
Transportation and processing	23,704	10,726	7,588	2,487	2,903
Asset retirement obligations(3)	15,546	319	470	657	14,100
Total contractual obligations	47,223	12,392	11,150	5,772	17,909

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 10 and 11.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2006 to 2011 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2011 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

14. SUBSEQUENT EVENTS

Subsequent to the first quarter of 2006 the Trust has entered into an arrangement agreement (the "Arrangement") with Profico Energy Management Ltd. ("Profico") whereby the Trust will acquire the Shackleton and Southwest Saskatchewan properties of Profico by way of a plan of arrangement. Under the terms of the Arrangement, the Trust will issue 31 million trust units, 10 million limited partnership units, exchangeable for trust units on a one-for-one basis, and pay $92.8 million to Profico shareholders. In addition, the Trust will assume approximately $87.2 million of net debt of Profico. This acquisition will be accounted for using the purchase method, with results of operations included from the date of acquisition.

The Arrangement is subject to regulatory and court approval, the approval of a majority of the unitholders of Focus and the approval of 66 2/3% of shareholders and option holders of Profico. It is expected the meetings will be held in late June 2006, with the Arrangement closing shortly thereafter. An information circular, prepared jointly by Focus and Profico, will be mailed in May 2006.

Corporate Information

SENIOR MANAGEMENT

Derek W. Evans
President and C.E.O.

William D. Ostlund
Vice President, Finance and C.F.O.

Dennis M. Lawrence
Vice President, Engineering

Bryce H. Murdoch
Vice President, Geology

Al S. Pickering
Vice President, Land

David W. Sakal
Vice President, Operations

A. Kim Schoenroth
Controller

Grant A. Zawalsky
Corporate Secretary

DIRECTORS

Matthew J. Brister(3)(4)(5)

John A. Brussa(3)

Stuart G. Clark(1)(2)

Derek W. Evans

James H. McKelvie(2)(3)

Gerald A. Romanzin(2)(4)(5)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

HEAD OFFICE

Suite 3300, 205 - 5th Avenue S.W.

Calgary, Alberta, Canada T2P 2V7

Tel: (403) 781-8409

Fax: (403) 781-8408

www.focusenergytrust.com

STOCK EXCHANGE LISTING

TSX Listings:

Focus Energy Trust: FET.UN

FET Resources Ltd.: FTX

(Exchangeable Shares)

SOLICITORS

Burnet, Duckworth & Palmer LLP

Calgary, Alberta, Canada

AUDITORS

KPMG LLP

Calgary, Alberta, Canada

BANKERS

Bank Syndicate

Lead Agent: Royal Bank of Canada

Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.

Calgary, Alberta

McDaniel and Associates Consultants Ltd.

Calgary, Alberta

REGISTRAR & TRANSFER AGENT

Valiant Trust Company

Calgary, Alberta

ABBREVIATIONS

API	American Petroleum Institute
ARTC	Alberta Royalty Tax Credit
Bcf	Billions of cubic feet
Bcfe	Billions of cubic feet equivalent
BOE	Barrels of oil equivalent @ 6:1
BOE/d	Barrels of oil equivalent per day
bbl	Barrel of oil or natural gas liquids
bbls	Barrels of oil or natural gas liquids
bbls/d	Barrels per day
$CDN	Canadian Dollar
GJ	Gigajoules
GJ/d	Gigajoules per day
Mmbtu	Millions of British Thermal Units
Mmbtu/d	Millions of British Thermal Units per day
mbbl	Thousand barrels
mbbls	Thousands of barrels
Mmbbls	Millions of barrels
Mmcfe/d	Millions of cubic feet equivalent per day
MBOE	Thousands of barrels of oil equivalent
MBOE/d	Thousands of barrels of oil equivalent per day
MMBOE	Millions of barrels of oil equivalent
mcf	Thousands of cubic feet
mcf/d	Thousands of cubic feet per day
Mmcf	Millions of cubic feet
Mmcf/d	Millions of cubic feet per day
Mw	Megawatt
Mw/hr	Megawatt per hour
NGL	Natural gas liquid
OPEC	Organization of Petroleum Exporting Countries
RLI	Reserve Life Index
TSX	Toronto Stock Exchange
WTI	West Texas Intermediate
$US	United States Dollar

FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
President and Chief Executive Officer
Tel: (403) 781-8405

William D. Ostlund
Vice President, Finance and Chief Financial Officer
Tel: (403) 781-8406

82-34761

VALIANT TRUST COMPANY

Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW

Calgary, Alberta T2P 1T1

Phone 403 233-2801 Fax 403 233-2857

VIA SEDAR

May 16, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission

Dear Sirs,

Re: Focus Energy Trust
<u>Special Meeting of Unitholders</u>

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Focus Energy Trust:

Issuer:	Focus Energy Trust
Meeting Type:	Special Meeting
CUSIP / ISIN – Trust Units:	CA34415R1082
Meeting Date:	June 26, 2006
Record Date of Notice:	May 26, 2006
Record Date of Voting:	May 26, 2006
Beneficial Ownership Determination Date:	May 26, 2006
Class of Securities Entitled to Receive Notice	Trust Units
Class of Securities Entitled to Vote:	Trust Units
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Focus Energy Trust.

Yours truly,

'Signed"
June Lam
Officer, Income Trusts

cc: Focus Energy Trust
Attn: Bill Ostlund

82-34761

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 11, 2006

Derek W. Evans
President and Chief Executive Officer

82-34761

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, WILLIAM D. OSTLUND, Vice President, Finance and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 11, 2006

William D. Ostlund
Vice President, Finance and Chief Financial Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months ended March 31, 2006 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated May 9, 2006 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

OPERATIONS SUMMARY	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	Quarter Over Quarter Change	Year Ended December 31, 2005
Average daily production				
Barrels of oil equivalent (@ 6:1)	**9,917**	9,856	1%	9,963
% of Natural gas	**76%**	74%	2%	74%
Average product prices realized[1]				
Crude oil sales (CDN$/bbl)	**$ 65.27**	$ 60.65	8%	$ 66.81
Financial hedging settlements (CDN$/bbl)	**$ (2.14)**	$ (5.70)	(62%)	$ (10.20)
Realized price (CDN$/bbl)	**$ 63.13**	$ 54.94	15%	$ 56.61
NGLs (CDN$/bbl)	**$ 59.45**	$ 51.08	16%	$ 57.50
NGL price/Crude oil price	**91%**	84%	7%	86%
Natural gas sales (CDN$/mcf)	**$ 8.57**	$ 8.00	7%	$ 8.64
Transportation system charges (CDN$/mcf)	**$ (0.62)**	$ (0.64)	(3%)	$ (0.61)
Financial hedging settlements (CDN$/mcf)	**$ (0.03)**	$ -	-	$ (0.11)
Realized price (CDN$/mcf)	**$ 7.92**	$ 7.36	8%	$ 7.92
Reference prices & differential to price, net of transportation				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 69.01**	$ 61.55	12%	$ 68.50
Differential (CDN$/bbl)	**$ (3.75)**	$ (0.90)	317%	$ (1.69)
Natural gas (AECO daily CDN$/mcf)	**$ 7.50**	$ 6.89	9%	$ 8.77
Differential (CDN$/mcf)	**$ 0.42**	$ 0.47	(11%)	$ (0.74)
Barrels of oil equivalent (@ 6:1)	**$ 50.80**	$ 46.67	9%	$ 56.67
Differential (including NGLs vs crude oil)	**$ 0.78**	$ 1.15	(32%)	$ (4.40)
Production revenue before transportation system charges ($ thousands)				
Crude oil, before hedging settlements	**9,521**	10,124	(6%)	43,182
Financial hedging settlements	**(310)**	(950)	(67%)	(6,573)
NGLs	**4,193**	3,417	23%	16,321
Natural gas, before transportation system charges	**34,848**	31,389	11%	140,516
Financial hedging settlements	**(106)**	-	-	(1,777)
	48,146	43,981	9%	191,669
Funds flow from operations ($ thousands)				
Cash flow from operating activities	**27,033**	24,734	9%	114,744
Reclamation costs	**-**	9	-	632
Net change in non-cash working capital items	**1,655**	2,066	(20%)	992
	28,688	26,809	7%	116,368
Funds flow from operations per BOE				
Production revenue	**$ 54.41**	$ 50.65	7%	$ 55.00
Financial hedging settlements	**(0.47)**	(1.07)	(56%)	(2.30)
Transportation system charges	**(2.83)**	(2.83)	0%	(2.73)
Realized Price [1]	**51.11**	46.75	9%	49.97
Royalties, net of ARTC	**(11.92)**	(10.46)	14%	(11.98)
Production expenses	**(5.50)**	(4.19)	31%	(4.11)
Field netback	**33.69**	32.09	5%	33.88
Facility income	**0.79**	0.55	43%	0.54
Interest income	**0.01**	0.02	(50%)	0.01

OPERATIONS SUMMARY	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	Quarter Over Quarter Change	Year Ended December 31, 2005
General and administrative, cash portion	**(1.02)**	(1.18)	(14%)	(1.22)
Interest and financing and other	**(1.16)**	(0.93)	25%	(0.97)
Current and large corporations tax	**(0.17)**	(0.34)	(50%)	(0.24)
	$ 32.14	$ 30.22	6%	$ 32.00
Funds flow from operations / field netback	**95%**	94%	1%	94%
Royalty rate (before hedging settlements and net of transportation system charges)	**23%**	22%	1%	23%

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall Performance

Focus had strong funds flow from operations and earnings in the first quarter of 2006 even though natural gas prices came off the record high prices of late 2005. The average natural gas reference price in the first quarter of 2006 was 23 percent lower than the fourth quarter of 2005. Natural gas prices continue to be volatile and the price protection program at Focus is intended to reduce this volatility. During the first quarter of 2006 our realized price for natural gas was approximately $0.48 per mcf higher due to price protection activities.

Funds flow from operations for the first quarter was $28.7 million or $0.77 per unit compared with $26.8 million or $0.72 per unit for the first quarter of 2005. This change resulted primarily from an eight percent increase in the realized natural gas price, partially offset by higher production expenses.

Net income for the three months ended March 31, 2006 of $16.8 million compares with net income of $13.3 million in the first quarter of 2005.

Focus had a very active development program during the quarter primarily at Tommy Lakes and Red Earth. The Tommy Lakes winter development program was completed during the first quarter with the drilling of six additional development wells, and bringing the ten development wells, plus an additional well, on stream. In addition, two exploration wells at Tommy Lakes were drilled and cased as part of the winter program. Two oil wells (0.9 net) were successfully drilled in the Red Earth area.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- Commensurate with our capital expenditures in the first quarter, utilization of credit facilities is at the high level for the year.
- Natural gas wells drilled during the winter development program are brought on stream in January and March. These wells have strong flush production and then drop down to their stabilized production rate within 12 months. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter.
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties and operating expenses reported.
- Fluctuations in the utilization of credit facilities will result from the pattern of capital expenditures and funds flow from operations.
- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.

- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2006 Q1 compared with 2005 Q4:

- Overall natural gas production has increased six percent mainly due to new production coming on stream in the first quarter of 2006 at Tommy Lakes, as well as a full quarter of production from the 2005 drilling program at Medicine Hat, offset by the natural production decline of the other properties.
- The six percent production decrease in oil production reflects the natural decline of these properties and limited capital investment in oil properties during the period.

2006 Q1 compared with 2005 Q1:

- Natural gas production has increased four percent to 45.1 Mmcf per day in Q1 2006, from 43.6 Mmcf per day in Q1 2005. Production declines in the Kotcho-Cabin area were offset by production increases in Tommy Lakes and Medicine Hat. Focus continues to direct its investment towards its low decline longer-life properties.
- Production of natural gas liquids increased on a year-over-year basis reflecting capital reinvestment at Tommy Lakes and Pouce Coupe.
- Oil production has decreased 13 percent from 1,850 bbls per day in Q1 2005 to 1,610 bbls per day in Q1 2006 due to natural decline and limited investment.

Pricing and Price Risk Management

Natural Gas

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:
  a) higher than standard heat content of our natural gas;
  b) a high proportion of natural gas delivered to British Columbia markets;
  c) transportation system charges in British Columbia and Alberta;
  d) the difference between how the physical gas is sold during the period versus the AECO daily average.
- Realized natural gas price compared to AECO daily reference price:

Realized Price Per Mcf	Three Months Ended March 31, 2006	2005
AECO daily average (CDN$/mcf)	**$ 7.50**	$ 6.89
Plus: heat content adjustment [1]	**0.75**	0.63
Less: differential to B.C. markets [1]	**(0.39)**	(0.13)
Less: transportation system charges [1]	**(0.62)**	(0.63)
Adjust: timing of actual gas sales [1]	**0.20**	(0.13)
Price before price protection	**7.44**	6.63
Impact of longer term physical sales contracts [1]	**0.51**	0.73
Financial hedging settlements	**(0.03)**	-
Realized price per mcf	**$ 7.92**	$ 7.36

(1) *Included in differential reported in Operations Summary table*

- Natural gas reference prices decreased significantly in the first quarter of 2006 as compared to the fourth quarter of 2005 due to mild winter weather conditions and high storage levels.
- Although Focus' realized natural gas price was eight percent higher in the first quarter of 2006 compared with the first quarter of 2005, it decreased 14 percent to $7.92 per mcf in the first quarter of 2006 from $9.24 in the fourth quarter of 2005.

- During the quarter, 40 percent of natural gas was sold under forward physical sales contracts and resulted in natural gas sales of $2.1 million higher than if the natural gas had been sold based on the AECO daily reference price.
- The impact of financial instrument settlements for natural gas was $0.1 million paid for the first quarter of 2006 compared with $1.3 million paid for the fourth quarter of 2005. There were no settlements of financial instruments for the first quarter of 2005.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $63.13 per barrel for the first quarter of 2006 versus $54.94 for the comparable period in 2005.
- During the first quarter of 2006 there was a widening of the differential between the sales price of our light crude oil compared with the WTI reference price stated in Canadian dollars. The differential reflects transportation expenses to get crude oil to the WTI reference point and the different crude oil markets. This differential for the first quarter of 2006 of $8.02 per barrel is made up of negative $4.28 difference between WTI stated in Canadian dollars and the Edmonton reference price, and negative $3.75 difference between the Edmonton reference price and our sales price. This compares with an average of $1.71 per barrel in 2005 made up of a positive $0.12 and negative $1.69 respectively.
- With continued strong oil prices in 2006, there was a hedging cost of $0.3 million or $2.14 per barrel for the first quarter of 2006. For the comparable period in 2005, there was a hedging cost of $1.0 million or $5.70 per barrel.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices in an effort to help maintain sustainable distributions.
- A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 10 and 11 of the notes to the interim financial statements.

Price Protection (volume and reference price)		2006			2007
		Q2	Q3	Q4	Q1
Natural gas	Mmcf/d	22.5	22.5	25.4	26.8
	CDN$/mcf	$10.09-$10.80	$10.09-$10.80	$11.22-$11.64	$11.72-$12.02
Crude oil	bbls/d	700	700	700	-
	CDN$/bbl	$62.73-$68.44	$62.73-$68.44	$62.73-$68.44	-

- These amounts assume a heat content of 1.16 GJ per mcf for our natural gas.

Changes in Accounting Policy

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This results in an increase in the carrying value of petroleum and natural gas properties and equipment and thus an increase to depletion and depreciation. This increase to petroleum and natural gas properties and equipment is without tax basis and thus creates a future income tax liability. This liability is recognized on the balance sheet as an increase to the future income tax liability and an increase to petroleum and natural gas properties and equipment. As the addition to petroleum and natural gas properties and equipment is depleted, there is a recovery to future income taxes on the income statement.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The following tables summarize the results of this change in accounting policy.

Cumulative Change in Balance Sheet Items [increase (decrease)] (thousands)	March 31, 2006	December 31, 2005
Petroleum and natural gas properties and equipment	**$109,245**	$111,797
Future income taxes	**36,792**	38,411
Non-controlling interest – exchangeable shares	**4,343**	4,131
Unitholders' capital	**102,560**	102,004
Exchangeable shares	**(902)**	(928)
Accumulated income, opening adjustment	**(31,821)**	(21,795)
Net income impact of new policy	**(1,728)**	(10,026)

Change in Statements of Income Items (thousands)	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Depletion and depreciation	**$3,237**	$3,331
Future income tax expense (reduction)	**(1,854)**	(1,281)
Non-controlling interest	**345**	369
Net income impact of new policy	**$1,728**	$2,419

There was no change to funds flow from operations as a result of this change in accounting policy.

Production Revenue

- Production revenue for the three months ended March 31, 2006 was $48.1 million compared to $44.0 million in Q1 2005.
- The nine percent increase from the first quarter of 2005 to the first quarter of 2006 resulted from increases in realized prices for crude oil and natural gas and from higher natural gas production volumes partially offset by a decrease in crude oil volumes. Focus has steadily increased its weighting of volumes to natural gas and natural gas liquids with acquisitions and through development programs which primarily target natural gas opportunities.
- Revenue for the first quarter of 2006 is $4.2 million lower than revenue in the fourth quarter of 2005 of $52.3 million, essentially due to lower realized natural gas prices.

Production Expenses

	2006	2005				2004		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production expenses per BOE	$5.50	$4.61	$3.56	$4.10	$4.19	$3.76	$3.31	$2.52

- Production expenses for the first quarter of 2006 were $5.50 per BOE compared with $4.61 per BOE for the fourth quarter of 2005 and $4.19 for the first quarter of 2005. Our yearly production expenses remain on target to our guidance of $4.25 to $4.75 per BOE.
- Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and restocking of supplies.
- Production expenses in 2006 in comparison to the same period in 2005 have risen in response to high activity levels in the sector, competition for services and higher energy costs.

General and Administrative Expenses

(thousands)	Three Months Ended March 31, 2006	2005
Cash G&A expenses	**$ 1,850**	$ 1,617
Overhead recoveries	**(942)**	(574)
Total cash G&A expenses	**908**	1,043
Non-cash G&A expense(1)	**381**	362
Trust Unit Rights Plan expense(2)	**332**	204
Net G&A reported	**$ 1,621**	$ 1,609
Cash-based G&A per BOE	**$ 1.02**	$ 1.18
Net reported G&A per BOE	**$ 1.82**	$ 1.81

(1) Gross general and administrative expenses for the first quarter of 2006 include $0.8 million related to the Executive Bonus Plan (Q1 2005 - $0.7 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 8 of the notes to interim financial statements.

Cash-based general and administrative expenses were $1.02 per BOE for the first quarter of 2006 compared to $1.18 per BOE for the first quarter of 2005 and $1.27 per BOE in the fourth quarter of 2005. Decreased general and administrative expenses in the first quarter of 2006 compared to the corresponding period in 2005 result from increased overhead recoveries associated with operating capital programs.

Interest and Financing Expenses

Interest and financing expenses have remained flat in the first quarter of 2006 at approximately $1.0 million compared to the fourth quarter of 2005. Outstanding bank debt at the end of the quarter increased to $99.0 million at March 31, 2006 from $87.5 million at December 31, 2005 as the Trust conducted a very active development program during the first quarter of 2006.

Interest and financing expenses increased from $0.8 million in the first quarter of 2005 to $1.0 million in the first quarter of 2006 commensurate with higher debt balances and higher interest rates.

Depletion and Depreciation

The depletion and depreciation rate is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier under "Changes in Accounting Policy".

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended March 31, 2006 increased $0.29 to $11.76 per BOE ($15.39 per BOE, including the exchangeable share impact) compared to $11.47 per BOE ($15.08 per BOE, including the exchangeable share impact) in the fourth quarter of 2005. The rate at March 31, 2006 reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2005 and includes capital expenditures for the first quarter of 2006.

Asset Retirement Obligation

The asset retirement obligation increased $0.4 million from $15.1 million at December 31, 2005 to $15.5 million at March 31, 2006. The increase reflects additional liabilities associated with new drilling activity and accretion expense net of actual reclamation expenses.

Income and Other Taxes

The future income tax provision and liability is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier in this document under "Changes in Accounting Policy".

Income and other taxes include a future income tax recovery of $3.1 million in the first quarter of 2006 compared to a recovery of $0.6 million in the first quarter of 2005. The recovery of future income tax results from a reduction in federal income tax rates in 2006, distributions to unitholders

which transfers taxable income from the Trust to individual unitholders and from the depletion associated with accounting for exchangeable shares.

Large corporations tax, predominantly based on projected year-end debt and equity levels, was $0.2 million in both the first quarter of 2006 and 2005.

Capital Expenditures

Capital expenditures for field operations in the first quarter of 2006 were $24.3 million. On an area basis approximately 82 percent of this capital was spent at Tommy Lakes, 11 percent at our Red Earth oil areas and seven percent at other areas.

At Tommy Lakes, we successfully drilled seven (6.5 net) wells in the quarter. During the period we tied in a total of 11 wells, which consisted of six wells (6.0 net) drilled during the quarter, four wells (4.0 net) drilled late in the fourth quarter of 2005 and one (1.0 net) standing well.

Overall, this winter's Tommy Lakes program was very successful. In spite of unseasonable weather which made access difficult, an extremely tight oilfield service sector, and overall industry cost pressures, we completed our full program on time and on budget. We drilled, completed and tied in ten (10.0 net) development wells, tied in one standing well, and expanded one of our compressor stations. We also drilled, completed and tested two (1.0 net) exploratory wells to the west of our main Tommy Lakes development area.

Our second most active area during the first quarter was our Red Earth oil property, where activity included the drilling of two (0.9 net) oil wells. The remainder of the capital during the quarter was spent on workovers and optimization projects, primarily at Red Earth, Pouce Coupe and Kotcho.

Capital expenditures for the remainder of 2006 are expected to be in the range of $21 to $23 million. The remaining capital program will involve the drilling of 33 to 35 gross wells, consisting of 18 to 20 wells at Medicine Hat, six wells at Red Earth, two wells at Pouce Coupe, three wells at Sylvan Lake and the first four to five wells of our 2006/2007 Tommy Lakes winter program.

Liquidity and Capital Resources

As at March 31, 2006 Focus had a working capital deficit of $10.1 million compared with working capital deficit of $5.0 million at December 31, 2005 and working capital deficit of $9.5 million at March 31, 2005. The working capital deficiency has increased from year end due to the higher level of capital expenditures in the first quarter in addition to decreased revenue receivables mainly due to lower natural gas prices. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at March 31, 2006 was $99.0 million compared with $87.5 million at December 31, 2005 and $85.0 million at March 31, 2005. The increase in long-term debt from year end results from the timing of capital expenditures, as Focus is most active in the first quarter with its winter drilling program. Focus has a $130 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at March 31, 2006. The credit facility revolves until May 24, 2006. The Company intends to extend the revolving period and has received an Offer of Extension from the lenders which extends the revolving period for a further 364 days.

Long-term debt plus the working capital deficiency increased from total debt of $92.5 million at December 31, 2005 to total debt of $109.1 million at March 31, 2006. This change of $16.6 million during this period primarily resulted from the following factors:

- Funds flow from operations of $28.7 million plus debt and working capital were used to fund $20.9 million in distributions declared to unitholders, $0.5 million of contributions to the reclamation fund and $24.3 million invested in capital expenditures for field operations during the quarter.
- Proceeds were $0.4 million from the issuance of equity pursuant to the exercise of Unit Appreciation Rights.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 30 to 40 percent of funds flow on an annual basis. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

Capitalization Table

(thousands except per-unit amounts)	March 31, 2006	December 31, 2005
Long-term debt	**$ 99,000**	$ 87,500
Plus: working capital deficiency	**10,094**	5,018
Total debt	**$ 109,094**	$ 92,518
Units outstanding and issuable for exchangeable shares	**37,521**	37,456
Market price	**$ 23.71**	$ 25.72
Market capitalization	**$ 889,622**	$ 963,368
Total capitalization	**$ 998,716**	$ 1,055,886
Total debt as a percentage of total capitalization	**10.9%**	8.8%
Annualized funds flow from operations (1)	**$ 116,346**	$ 116,368
Total debt to funds flow	**0.9**	0.8

(1) March 31, 2006 is based on the funds flow of the Trust for the 90-day period.

2006 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2006	January 31, 2006	February 15, 2006	$0.19
February 24, 2006	February 28, 2006	March 15, 2006	$0.19
March 29, 2006	March 31, 2006	April 17, 2006	$0.19
April 26, 2006	April 30, 2006	May 15, 2006	$0.19
May 29, 2006	May 31, 2006	June 15, 2006	$0.19(*)
June 28, 2006	June 30, 2006	July 17, 2006	$0.19(*)

(*) estimated

Focus declared distributions of $0.57 per unit in respect of January to March 2006 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	Three Months Ended March 31, 2006	2005
Funds flow from operations (thousands)	**$ 28,688**	$ 26,809
Funds flow from operations per Total Unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	**$ 0.77**	$ 0.72
Distributions per unit declared	**$ 0.57**	$ 0.48
Payout ratio – per-unit basis	**74%**	67%
Cash distributions declared to unitholders; exchangeable shares do not receive cash distributions (thousands)	**$ 20,936**	$ 17,362
Payout ratio - dollar basis	**73%**	65%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 13 of the notes to interim financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;

- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2005 Annual Report MD&A for a detailed assessment.

Outlook – 2006

The following chart summarizes Focus' 2006 outlook assuming the completion of the business combination announced April 23, 2006 whereby Focus' properties and Profico's Shackleton and Southwest Saskatchewan properties are combined.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

In 2006, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2006 Expectations (assuming completion of the business combination)	
Average annual production	16,750 - 17,750 BOE/d
Weighting to natural gas	85%
Production expenses per BOE	$3.50 - $4.00
Cash G&A expenses per BOE	$1.25 - $1.50
Capital expenditures - field	$80 million
Average annual payout ratio	60% - 70%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the natural gas areas of Focus are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus completed major acquisitions at Tommy Lakes in April 2004 and Medicine Hat in September 2004. The Tommy Lakes acquisition was financed by the issuance from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2
FINANCIAL								
Oil and gas revenues, before royalties[1]	48,146	52,315	48,790	46,583	43,981	39,233	37,979	42,284
Funds flow from operations	28,688	32,350	29,773	27,436	26,809	23,241	21,926	25,961
Per unit – basic	$0.77	$0.86	$0.80	$0.73	$0.72	$0.63	$0.59	$0.70
Cash distributions per trust unit	$0.57	$0.54	$0.52	$0.48	$0.48	$0.48	$0.45	$0.45
Payout ratio (per-unit basis)	74%	63%	65%	66%	67%	77%	76%	64%
Net income [2]	16,780	17,858	17,573	14,682	13,351	14,545	10,508	14,877
Per unit – basic [2]	$0.46	$0.49	$0.48	$0.40	$0.37	$0.41	$0.30	$0.44
Capital expenditures	24,289	10,865	5,658	3,962	22,475	11,325	1,528	857
Acquisition expenditures, net	-	(33)	10,394	0	77	1,190	18,580	109,945
Long-term debt plus working capital	109,094	92,518	94,252	88,965	94,548	81,158	75,235	60,690
Total Trust Units – outstanding (000's)	37,521	37,456	37,418	37,339	37,290	37,223	37,094	37,016
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,610	1,714	1,718	1,779	1,850	1,903	1,932	2,027
NGLs (bbls/d)	784	762	833	770	743	724	776	703
Natural gas (mcf/d)	45,137	42,629	44,910	46,997	43,575	43,080	44,903	50,913
BOE (@ 6:1)	9,917	9,582	10,036	10,382	9,856	9,807	10,191	11,215

(1) Restated at December 31, 2004 to break out the transportation system charges separately (increases revenue and records this new expense)

(2) Restated at June 30, 2005 with new accounting policy EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts"

Consolidated Balance Sheets (unaudited)

(thousands)	March 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	**$ 5**	$ 4,696
Accounts receivable	**18,796**	21,065
Prepaid expenses and deposits	**2,197**	1,952
	20,998	27,713
Petroleum and natural gas properties and equipment [note 3]	**442,295**	430,865
Goodwill	**5,100**	5,100
Reclamation fund	**3,158**	2,711
	$ 471,551	$ 466,389
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**24,107**	$ 26,127
Cash distributions payable	**6,985**	6,604
	31,092	32,731
Long-term debt [note 5]	**99,000**	87,500
Asset retirement obligation [note 4]	**15,546**	15,090
Future income taxes	**78,721**	81,634
	224,359	216,955
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	**4,343**	4,131
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	**245,928**	244,426
Contributed surplus	**1,337**	1,135
Accumulated income [note 9]	**(4,416)**	(258)
	242,849	245,303
Commitments and contingencies [note 13]		
	$ 471,551	$ 466,389

See Notes to Consolidated Financial Statements

Approved on behalf of the Board:

Stuart G. Clark
Director

James H. McKelvie
Director

82-34761

Consolidated Highlights

(thousands of dollars, except where indicated)	Three Months Ended March 31, 2006	2005	Change
FINANCIAL			
Oil and gas revenues, before transportation system charges and royalties	**48,146**	43,981	9%
Funds flow from operations (1)	**28,688**	26,809	7%
Per unit (2) (4)	**$ 0.77**	$ 0.72	7%
Cash distributions per trust unit			
Per unit	**$ 0.57**	$ 0.48	19%
Payout ratio (per-unit basis)	**74%**	67%	7%
Net income (3)	**16,778**	13,351	26%
Per unit (3)	**$ 0.46**	$ 0.37	24%
Capital expenditures and acquisitions	**24,289**	22,552	8%
Long-term debt less working capital	**109,094**	94,548	15%
Total Trust Units – outstanding (000's)(4)	**37,521**	37,290	1%
Weighted average Total Trust Units (000's)(5)	**37,489**	37,254	1%
OPERATIONS			
Average daily production			
Crude oil (bbls/d)	**1,610**	1,850	(13%)
NGLs (bbls/d)	**784**	743	6%
Natural gas (mcf/d)	**45,137**	43,575	4%
Barrels of oil equivalent (@ 6:1)	**9,917**	9,856	1%
Average product prices realized (6)			
Crude oil (CDN$/bbl)	**$ 63.13**	$ 54.94	15%
NGLs (CDN$/bbl)	**$ 59.45**	$ 51.08	16%
Natural gas (CDN$/mcf)	**$ 7.92**	$ 7.36	8%
Field netback per BOE			
Revenue (6)	**$ 51.11**	$ 46.75	9%
Royalties, net of ARTC	**$ (11.92)**	$ (10.46)	14%
Production expenses	**$ (5.50)**	$ (4.19)	31%
Field netback	**$ 33.69**	$ 32.09	5%
Wells drilled			
Gross	**9**	12	(25%)
Net	**7.4**	8.2	(10%)
Success rate	**100%**	100%	0%
TRUST UNIT TRADING STATISTICS			
Unit prices			
High	**$ 25.65**	$ 22.60	
Low	**$ 20.65**	$ 18.60	
Close	**$ 23.71**	$ 20.80	14%
Daily average trading volume	**116,940**	115,824	1%

TSX Listings:

FET.UN
FOCUS Energy Trust Units

FTX
FET Resources Ltd.
Exchangeable Shares

For further information about Focus Energy Trust please contact:

Derek Evans
President and
Chief Executive Officer
T: (403) 781-8405
dereke@focusenergytrust.com

Bill Ostlund
Vice President,
Finance and
Chief Financial Officer
T: (403) 781-8406
billo@focusenergytrust.com

Focus Energy Trust
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
T: (403) 781-8409
F: (403) 781-8408

Consolidated Balance Sheets (unaudited)

(thousands)	March 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	**$ 5**	$ 4,696
Accounts receivable	**18,796**	21,065
Prepaid expenses and deposits	**2,197**	1,952
	20,998	27,713
Petroleum and natural gas properties and equipment [note 3]	**442,295**	430,865
Goodwill	**5,100**	5,100
Reclamation fund	**3,158**	2,711
	$ 471,551	$ 466,389
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**24,107**	$ 26,127
Cash distributions payable	**6,985**	6,604
	31,092	32,731
Long-term debt [note 5]	**99,000**	87,500
Asset retirement obligation [note 4]	**15,546**	15,090
Future income taxes	**78,721**	81,634
	224,359	216,955
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	**4,343**	4,131
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	**245,928**	244,426
Contributed surplus	**1,337**	1,135
Accumulated income [note 9]	**(4,416)**	(258)
	242,849	245,303
Commitments and contingencies [note 13]		
	$ 471,551	$ 466,389

See Notes to Consolidated Financial Statements

Approved on behalf of the Board:

Stuart G. Clark
Director

James H. McKelvie
Director

Consolidated Statements of Income and Accumulated Income (Deficit)(unaudited)

(thousands except per-unit amounts)	Three Months Ended, March 31, 2006	2005 (Restated – Note 3)
Revenue		
Production revenue	**$ 48,146**	$ 43,981
Royalties	**(10,775)**	(9,391)
Alberta Royalty Tax Credit	**134**	108
Facility income	**707**	490
Interest income	**9**	15
	38,221	35,203
Expenses		
Transportation system charges	**2,525**	2,509
Production	**4,912**	3,721
General and administrative	**1,621**	1,609
Interest and financing	**1,038**	824
Depletion and depreciation	**13,735**	12,930
Accretion of asset retirement obligation	**264**	201
	24,095	21,794
Income before income taxes	**14,126**	13,409
Income and other taxes		
Future income tax reduction	**(3,147)**	(609)
Current and large corporations tax	**150**	298
	(2,997)	(311)
Non-controlling interest – exchangeable shares	**345**	369
Net income for the period	**16,778**	13,351
Accumulated income (deficit), beginning of period		
As previously reported	**(258)**	31,750
Retroactive adjustment for changes in accounting policies [note 3]	**-**	(21,795)
As restated	**(258)**	9,955
Cash distributions	**(20,936)**	(17,362)
Accumulated income (deficit), end of period	**$ (4,416)**	$ 5,944
Net income per unit [note 12]		
Basic	**$ 0.46**	$ 0.37
Diluted	**$ 0.45**	$ 0.36

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

(thousands)	Three Months Ended, March 31, 2006	2005 (Restated – Note 3)
Operating activities		
Net income for the period	**$ 16,778**	$ 13,351
Add non-cash items:		
Non-controlling interest – exchangeable shares	**345**	369
Non-cash general and administrative expenses [notes 7 & 8]	**713**	567
Depletion and depreciation	**13,735**	12,930
Accretion on asset retirement obligation	**264**	201
Future income tax expense	**(3,147)**	(609)
Reclamation costs	**-**	(9)
Net change in non-cash working capital items	**(1,655)**	(2,066)
	27,033	24,734
Financing activities		
Proceeds from exercise of unit appreciation rights	**423**	286
Increase in long-term debt	**11,500**	10,500
Cash distributions paid	**(20,554)**	(17,311)
	(8,631)	(6,525)
Investing activities		
Capital asset additions	**(24,289)**	(22,550)
Acquisition expenditures	**-**	(2)
Reclamation fund contributions, net of costs	**(447)**	(500)
Net change in non-cash working capital items	**1,643**	4,845
	(23,093)	(18,207)
Increase (decrease) in cash and cash equivalents during the period	**(4,691)**	2
Cash and cash equivalents, beginning	**4,696**	44
Cash and cash equivalents, ending	**$ 5**	$ 46

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

MARCH 31, 2006 AND 2005 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Pursuant to the terms of a net profits interest agreement (the "NPI Agreement"), the Trust is entitled to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd. and Focus BC Trust, wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to the NPI Agreement.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months.

3. CHANGES IN ACCOUNTING POLICY

a) Non-Controlling Interest – Exchangeable Shares

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of this change in accounting policy, the Trust has presented non-controlling interest of $4.3 million and $4.1 million, respectively, in the Trust's consolidated balance sheet as at March 31, 2006 and December 31, 2005. Net income has been reduced for net income attributable to the non-controlling interest of $0.3 million and $0.4 million, respectively, for the three months ended March 31, 2006 and 2005. Net income per trust unit basic and diluted decreased $0.04 for the three months ended March 31, 2006. Net income per trust unit basic and diluted, respectively, decreased $0.05 and $0.06 for the three months ended March 31, 2005.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This resulted in an increase in petroleum and natural gas properties and equipment of $109.2 million and $111.8 million respectively, an increase to unitholders' capital of $102.6 million and $102.0 million respectively, and an increase in the future income tax liability of $36.8 million and $38.4 million respectively at March 31, 2006 and December 31, 2005.

Opening accumulated income for 2006 and 2005 was decreased by $31.8 million and $21.8 million respectively for the cumulative impact of this change in accounting policy. The new accounting policy also resulted in a change in the calculation of weighted average trust units. Previously, weighted average trust units included outstanding exchangeable shares at the period end exchange ratio whereas under the new accounting policy, the weighted average trust units excludes trust units issuable for exchangeable shares.

There was no change to cash flow from operations as a result of this change in accounting policy.

b) Accumulated Income (Deficit)

Effective January 1, 2005 the Trust has presented accumulated income net of accumulated cash distributions paid or payable to unitholders on the balance sheet.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $38.7 million which will be incurred between 2006 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	March 31, 2006	March 31, 2005
Balance, beginning of period	$ 15,090	$ 11,462
Accretion expense	264	201
Development activity and change in estimates	192	180
Settlement of liabilities	-	(9)
Balance, end of period	$ 15,546	$ 11,834

5. LONG-TERM DEBT

As at March 31, 2006 the Trust has a $130 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. At March 31, 2006, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at March 31, 2006 is approximately 4.7 percent.

The credit facility will revolve until May 24, 2006, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term. The Company intends to extend the revolving period and has received an Offer of Extension from the lenders which extends the revolving period for a further 364 days.

6. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to March 31, 2006, a total of 18,001 exchangeable shares were converted into 25,032 trust units at exchange ratios prevailing at the time. At March 31, 2006, the exchange ratio was 1.39579 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The Company may redeem all but not less than all of the outstanding exchangeable shares at any time when the aggregate number of issued and outstanding exchangeable shares is less than 1,000,000. The Company will, at least 45 days prior to any redemption date, provide the registered holders with written notice of the prospective redemption. The redemption price is equal to that described previously. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

Exchangeable Shares of FET Resources Ltd.	Number of Shares		Consideration (thousands)	
	2006	2005	2006	2005
Balance as at January 1	560,218	977,346	$4,131	$4,934
Net income attributable to non-controlling interest	-	-	345	369
Exchanged for trust units	(18,001)	(209,904)	(133)	(1,060)
Balance as at March 31	542,217	767,442	$4,343	$ 4,243

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

Trust Units of Focus Energy Trust	Number of Units		Consideration (thousands)	
	2006	2005	2006	2005
Balance as at January 1	36,687,167	35,973,651	$244,426	$230,478
Issued on conversion of exchangeable shares (i)	25,032	271,667	583	5,732
Issued pursuant to the Executive Bonus Plan (ii)	14,695	14,470	366	300
Exercise of Unit Appreciation Rights (iii)	37,250	31,500	553	446
Balance as at March 31, 2006	36,764,144	36,291,288	$245,928	$236,956

(i) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iii) Exercise of Unit Appreciation Rights includes cash consideration of $422,855 (2005 - $286,248) and contributed surplus credit of $130,220 (2005 - $159,503).

8. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights, but the number of units reserved for issuance upon the exercise of rights shall not at any time exceed five percent of the aggregate number of issued and outstanding units of the Trust and including the number of units which may be issued on the exchange of the outstanding exchangeable shares. To March 31, 2006 a total of 264,500 units had been issued pursuant to the exercise of rights under the Plan, and 1,760,500 units are reserved for issuance under the Plan. With respect to the 1,760,500 units reserved for issuance under the Plan, a total of 1,314,350 rights have been granted.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2006		2005	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,311,100	$ 12.52	1,113,100	$ 11.78
Granted	64,500	$ 25.05	64,000	$ 19.93
Exercised	(37,250)	$ 11.35	(31,500)	$ 9.09
Cancelled	(24,000)	$ 21.37	(16,500)	$ 9.50
Before reduction of exercise price	1,314,350	$ 13.01	1,129,100	$ 12.35
Reduction of exercise price	-	$ (0.35)	-	$ (0.49)
Balance as at March 31	1,314,350	$ 12.66	1,129,100	$ 11.86

- The average exercise price at the grant date is $16.26.
- The average contractual life of the rights outstanding is 3.07 years.
- The number of rights exercisable at March 31, 2006 is 287,250.
- The average value at the grant date for the quarter ended March 31, 2006 is $6.60.

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $331,875 for the quarter ended March 31, 2006. The Trust recorded non-cash compensation expense of $204,382 for the quarter ended March 31, 2005.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $33,721 (Q1 2005 - $33,722) which would result in no change to net income per trust unit on a basic and diluted basis.

9. ACCUMULATED INCOME (DEFICIT)

(thousands)	2006	2005
Accumulated income, before cash distributions	$ 203,736	$ 136,846
Accumulated cash distributions	(208,152)	(130,902)
Balance as at March 31	$ (4,416)	$ 5,944

10. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at March 31, 2006, which have no book value, would have resulted in a net payment to the Trust of $10.0 million.

Financial Contracts	Daily Quantity		Contract Price		Price Index	Term
Crude oil	300 bbls	$	72.97	Cdn	WTI	April 2006 – December 2006
	400 bbls	$	55.05–65.05	Cdn	WTI	April 2006 – December 2006
Natural gas	7,000 GJ	$	7.57-8.60	Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$	8.75-10.02	Cdn	AECO	April 2006 – October 2006
	6,000 GJ	$	10.30	Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$	11.92	Cdn	AECO	November 2006 – March 2007
	6,000 GJ	$	9.63-10.93	Cdn	AECO	November 2006 – March 2007
	13,000 GJ	$	9.32	Cdn	AECO	November 2006 – March 2007*

**contract entered into subsequent to March 31, 2006*

11. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at March 31, 2006, which have no book value, would have resulted in a net payment to the Trust of $1.2 million.

Physical Sales Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	3,000 GJ	$8.67	Cdn	April 2006 – October 2006
	3,000 GJ	$8.30	Cdn	April 2006 – October 2006
	5,000 GJ	$10.32	Cdn	November 2006 – March 2007*

**contract entered into subsequent to March 31, 2006*

12. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the three-month period ended March 31 are based on the weighted average number of trust units outstanding in 2006 of 36,718,905 (2005 of 36,091,648).

Diluted calculations for the three-month period ended March 31 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 512,951 (2005 of 495,783) and 770,152 exchangeable shares (2005 of 1,162,700) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the three months ended March 31:

(thousands)		2006		2005
Interest paid	$	1,330	$	925
Interest received	$	9	$	2
Taxes paid	$	207	$	253
Cash distributions paid	$	20,554	$	17,311

13. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2006	2007-2008	2009-2010	2011 and thereafter
Office premises	1,905	157	932	816	-
Operating leases	632	284	348	-	-
Mineral and surface leases(2)	5,436	906	1,812	1,812	906
Transportation and processing	23,704	10,726	7,588	2,487	2,903
Asset retirement obligations(3)	15,546	319	470	657	14,100
Total contractual obligations	47,223	12,392	11,150	5,772	17,909

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 10 and 11.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2006 to 2011 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2011 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

14. SUBSEQUENT EVENTS

Subsequent to the first quarter of 2006 the Trust has entered into an arrangement agreement (the "Arrangement") with Profico Energy Management Ltd. ("Profico") whereby the Trust will acquire the Shackleton and Southwest Saskatchewan properties of Profico by way of a plan of arrangement. Under the terms of the Arrangement, the Trust will issue 31 million trust units, 10 million limited partnership units, exchangeable for trust units on a one-for-one basis, and pay $92.8 million to Profico shareholders. In addition, the Trust will assume approximately $87.2 million of net debt of Profico. This acquisition will be accounted for using the purchase method, with results of operations included from the date of acquisition.

The Arrangement is subject to regulatory and court approval, the approval of a majority of the unitholders of Focus and the approval of 66 2/3% of shareholders and option holders of Profico. It is expected the meetings will be held in late June 2006, with the Arrangement closing shortly thereafter. An information circular, prepared jointly by Focus and Profico, will be mailed in May 2006.

82-34761

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR JUNE 15, 2006

Calgary, May 15, 2006 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of May production of Cdn. $0.19 per trust unit will be paid on June 15, 2006 to unitholders of record May 31, 2006. The ex-distribution date is May 29, 2006.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

82-34761

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Focus Energy Trust announces Q1 2006 financial & operating results

CALGARY, May 11 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) announces its consolidated financial and operating results for the first quarter ending March 31, 2006.

<<

Consolidated Highlights

(thousands of dollars, except where indicated)	Three Months Ended March 31, 2006	2005	Change
FINANCIAL			
Oil and gas revenues, before transportation system charges and royalties	48,146	43,981	9%
Funds flow from operations(1)	28,688	26,809	7%
Per unit(2)(4)	$ 0.77	$ 0.72	7%
Cash distributions per trust unit			
Per unit	$ 0.57	$ 0.48	19%
Payout ratio (per-unit basis)	74%	67%	7%
Net income(3)	16,778	13,351	26%
Per unit(3)	$ 0.46	$ 0.37	24%
Capital expenditures and acquisitions	24,289	22,552	8%
Long-term debt less working capital	109,094	94,548	15%
Total Trust Units - outstanding (000's)(4)	37,521	37,290	1%
Weighted average Total Trust Units (000's)(5)	37,489	37,254	1%
OPERATIONS			
Average daily production			
Crude oil (bbls/d)	1,610	1,850	(13%)
NGLs (bbls/d)	784	743	6%
Natural gas (mcf/d)	45,137	43,575	4%
Barrels of oil equivalent ((at) 6:1)	9,917	9,856	1%
Average product prices realized(6)			
Crude oil (CDN$/bbl)	$ 63.13	$ 54.94	15%
NGLs (CDN$/bbl)	$ 59.45	$ 51.08	16%
Natural gas (CDN$/mcf)	$ 7.92	$ 7.36	8%
Field netback per BOE			
Revenue(6)	$ 51.11	$ 46.75	9%
Royalties, net of ARTC	$ (11.92)	$ (10.46)	14%
Production expenses	$ (5.50)	$ (4.19)	31%
Field netback	$ 33.69	$ 32.09	5%
Wells drilled			
Gross	9	12	(25%)
Net	7.4	8.2	(10%)
Success rate	100%	100%	0%
TRUST UNIT TRADING STATISTICS			
Unit prices			
High	$ 25.65	$ 22.60	
Low	$ 20.65	$ 18.60	
Close	$ 23.71	$ 20.80	14%
Daily average trading volume	116,940	115,824	1%

(1) Funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

(2) Based on the weighted average Total Trust Units outstanding for the period.

(3) Net income has been restated. See Note 3 of the notes to the interim financial statements. Per-Unit amounts are based on weighted average units outstanding for the period, excluding exchangeable shares.

(4) Total Trust Units being trust units and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio was 1.39579 at March 31, 2006 and 1.30129 at March 31, 2005.

(5) Weighted average Total Trust Units including trust units and exchangeable shares converted at the average exchange ratio.

(6) Net of settlements for financial hedging instruments and net of transportation system charges.

Forward-Looking Information - Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- Successful completion of the Tommy Lakes winter drilling program has resulted in the addition of 11 new producing wells and two completed exploratory wells.
- The two Tommy Lakes exploratory wells are the first two wells on our expanded land position at Tommy.
- Funds flow of $28.7 million in Q1 2006 versus $26.8 million in Q1 2005 was driven by high commodity prices and associated high netbacks.
- Recently announced business combination with Profico Energy Management Ltd. strengthens Focus operationally while maintaining a strong financial structure.
- The addition of 14,500 BOE/d of production, 98 percent of which is natural gas in Southwest Saskatchewan, strengthens our commitment to natural gas.
- The addition of Southwest Saskatchewan as a new core area provides our unitholders with greater asset diversification and more balanced year-round operations.

Message to Unitholders

We are pleased to present the results of what has been a very active first quarter of 2006. As many of you may be aware, winter was late in coming to many parts of North America and only visited briefly. The results of our shortened winter are evident today in the gas price which is being negatively impacted by excess gas in storage.

At Tommy Lakes in Q1 we were successful in completing our winter drilling program with a total of 10 development wells cased and tied in and two exploratory wells cased and completed. In addition, we also tied in one standing well and expanded our West Tommy compression station with the addition of a new compressor.

Although we had to deal with a winter that was unseasonably warm with little snow, our Tommy Lakes program was executed in record time and with exceptional capital efficiency. Your Focus team did an excellent job on both the cost and execution fronts in some very difficult circumstances. Overall costs for this winter's programs are in line with our budgeted expectations.

Volumes in the first quarter increased to 9,917 BOE per day versus 9,856 BOE per day in Q1 2005. Q1 2006 volumes are in line with expectations, but were impacted somewhat by extended waits for service rigs to perform routine well maintenance.

Strong natural gas prices in Q1 2006 were primarily responsible for an increase in funds flow from operations of $28.7 million as compared to $26.8 million in Q1 2005.

Operating expenses for the first quarter were $5.50 per BOE. Our operating costs continue to be impacted by increases in the cost of services, as well as the relative inexperience of new members of the work force. The first quarter's operating costs are typically higher than our expected yearly average of between $4.25 and $4.75 per BOE due to the seasonal nature of winter-access areas.

Outlook

On April 23, 2006 we announced that we had entered into a business combination with Profico Energy Management Ltd. whereby Focus would acquire the Shackleton and Southwest Saskatchewan properties of Profico by way of a plan of arrangement for total consideration of approximately $1.2 billion. Under the terms of the arrangement, Focus will issue 31 million trust units, 10 million limited partnership units, exchangeable for trust units on a one-for-one basis, and pay $92.8 million to Profico shareholders. In addition, Focus will assume approximately $87.2 million of net debt of Profico. On completion of the arrangement, the shareholders of Profico will own

approximately 51 percent of the Focus trust units, calculated on a fully diluted basis.

The Shackleton and Southwest Saskatchewan properties being acquired include approximately 14,500 BOE/d of production weighted 98 percent towards natural gas. These assets are highly concentrated in two core areas and are characterized by high working interest, operated production with a dominant land position. The Shackleton property, containing the majority of the production being acquired, represents a unique opportunity to participate in the early-stage development of a tight shallow gas play with significant long-term development potential.

Benefits of the Transaction

The Profico assets are well suited to Focus' existing strategy which emphasizes long-term sustainability based upon development of internal opportunities and strategic acquisitions with significant development opportunities. This transaction strengthens Focus operationally while maintaining a strong financial structure. Additional benefits of the proposed arrangement include:

- accretion to funds flow from operations per unit of 11 percent
- accretion to production per unit of 17 percent
- accretion to proved plus probable reserves per unit of three percent
- neutral to net asset value per unit
- acquisition of 14,500 BOE/d of production (approximately 98 percent natural gas)
- acquisition of 46.7 million BOE of proved plus probable reserves
- acquisition of over 344,000 net acres of undeveloped land
- addition of a multi-year drilling inventory of over 1,000 locations
- greater asset diversification with a shift to a more balanced, year-round operations program
- the proposed addition of three new board members, Mr. Clayton H. Woitas, Mr. David P. O'Brien and Mr. Jeff S. Lebbert.
- a greater weighting in the Canadian equity indices
- the opportunity to realize administrative and operating efficiencies through economies of scale.

We are excited to add Profico's high-quality assets to our portfolio. The Profico assets are an excellent complement to Focus' existing asset base and reinforce our commitment to long-term sustainability and provide a significant opportunity for long-term value creation through low-risk natural gas development drilling in a year-round access area.

Although we are currently experiencing some weakness in gas prices as a result of high gas storage levels, we believe these factors will disappear as we move closer to next winter's heating season. In the interim, our price protection program, with 56 percent of the remainder of 2006 gas hedged at $10.50/mcf, provides protection to our capital program and distributions.

Our capital programs for the remainder of 2006 are in progress and will focus on our Sylvan Lake, Pouce Coupe and Medicine Hat properties. Our activities will be supplemented by a 140-well program on the Profico assets in the second half of 2006.

We sincerely appreciate the support of all our unitholders and thank you

for investing in Focus Energy Trust.

On behalf of the Board,

"signed"
Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months ended March 31, 2006 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated May 9, 2006 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

OPERATIONS SUMMARY	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	Quarter Over Quarter Change	Year Ended December 31, 2005
Average daily production				
Barrels of oil equivalent ((at) 6:1)	9,917	9,856	1%	9,963
% of Natural gas	76%	74%	2%	74%
Average product prices realized(1)				
Crude oil sales (CDN$/bbl)	$ 65.27	$ 60.65	8%	$ 66.81
Financial hedging settlements (CDN$/bbl)	$ (2.14)	$ (5.70)	(62%)	$ (10.20)
Realized price (CDN$/bbl)	$ 63.13	$ 54.94	15%	$ 56.61
NGLs (CDN$/bbl)	$ 59.45	$ 51.08	16%	$ 57.50
NGL price/Crude oil price	91%	84%	7%	86%
Natural gas sales (CDN$/mcf)	$ 8.57	$ 8.00	7%	$ 8.64
Transportation system charges (CDN$/mcf)	$ (0.62)	$ (0.64)	(3%)	$ (0.61)
Financial hedging settlements (CDN$/mcf)	$ (0.03)	$ -	-	$ (0.11)
Realized price (CDN$/mcf)	$ 7.92	$ 7.36	8%	$ 7.92
Reference prices & differential to price, net of transportation				

Crude oil (Edm. Light Price (CDN$/bbl)	$	69.01	$	61.55	12%	$	68.50
Differential (CDN$/bbl)	$	(3.75)	$	(0.90)	317%	$	(1.69)
Natural gas (AECO daily CDN$/mcf)	$	7.50	$	6.89	9%	$	8.77
Differential (CDN$/mcf)	$	0.42	$	0.47	(11%)	$	(0.74)
Barrels of oil equivalent ((at) 6:1)	$	50.80	$	46.67	9%	$	56.67
Differential (including NGLs vs crude oil)	$	0.78	$	1.15	(32%)	$	(4.40)
Production revenue before transportation system charges ($ thousands)							
Crude oil, before hedging settlements		9,521		10,124	(6%)		43,182
Financial hedging settlements		(310)		(950)	(67%)		(6,573)
NGLs		4,193		3,417	23%		16,321
Natural gas, before transportation system charges		34,848		31,389	11%		140,516
Financial hedging settlements		(106)		-	-		(1,777)
		48,146		43,981	9%		191,669
Funds flow from operations ($ thousands)							
Cash flow from operating activities		27,033		24,734	9%		114,744
Reclamation costs		-		9	-		632
Net change in non-cash working capital items		1,655		2,066	(20%)		992
		28,688		26,809	7%		116,368
Funds flow from operations per BOE							
Production revenue	$	54.41	$	50.65	7%	$	55.00
Financial hedging settlements		(0.47)		(1.07)	(56%)		(2.30)
Transportation system charges		(2.83)		(2.83)	0%		(2.73)
Realized Price(1)		51.11		46.75	9%		49.97
Royalties, net of ARTC		(11.92)		(10.46)	14%		(11.98)
Production expenses		(5.50)		(4.19)	31%		(4.11)
Field netback		33.69		32.09	5%		33.88
Facility income		0.79		0.55	43%		0.54
Interest income		0.01		0.02	(50%)		0.01
General and administrative, cash portion		(1.02)		(1.18)	(14%)		(1.22)
Interest and financing and other		(1.16)		(0.93)	25%		(0.97)
Current and large corporations tax		(0.17)		(0.34)	(50%)		(0.24)
	$	32.14	$	30.22	6%	$	32.00
Funds flow from operations/ field netback		95%		94%	1%		94%
Royalty rate (before hedging							

settlements and net of transportation system charges)	23%	22%	1%	23%

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall Performance

Focus had strong funds flow from operations and earnings in the first quarter of 2006 even though natural gas prices came off the record high prices of late 2005. The average natural gas reference price in the first quarter of 2006 was 23 percent lower than the fourth quarter of 2005. Natural gas prices continue to be volatile and the price protection program at Focus is intended to reduce this volatility. During the first quarter of 2006 our realized price for natural gas was approximately $0.48 per mcf higher due to price protection activities.

Funds flow from operations for the first quarter was $28.7 million or $0.77 per unit compared with $26.8 million or $0.72 per unit for the first quarter of 2005. This change resulted primarily from an eight percent increase in the realized natural gas price, partially offset by higher production expenses.

Net income for the three months ended March 31, 2006 of $16.8 million compares with net income of $13.3 million in the first quarter of 2005.

Focus had a very active development program during the quarter primarily at Tommy Lakes and Red Earth. The Tommy Lakes winter development program was completed during the first quarter with the drilling of six additional development wells, and bringing the ten development wells, plus an additional well, on stream. In addition, two exploration wells at Tommy Lakes were drilled and cased as part of the winter program. Two oil wells (0.9 net) were successfully drilled in the Red Earth area.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- Commensurate with our capital expenditures in the first quarter, utilization of credit facilities is at the high level for the year.
- Natural gas wells drilled during the winter development program are brought on stream in January and March. These wells have strong flush production and then drop down to their stabilized production rate within 12 months. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter.
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties and operating expenses reported.
- Fluctuations in the utilization of credit facilities will result from the pattern of capital expenditures and funds flow from operations.
- Production expenses per BOE are the highest in the first and fourth

quarters when these properties are accessible for maintenance and the restocking of supplies.

- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2006 Q1 compared with 2005 Q4:

- Overall natural gas production has increased six percent mainly due to new production coming on stream in the first quarter of 2006 at Tommy Lakes, as well as a full quarter of production from the 2005 drilling program at Medicine Hat, offset by the natural production decline of the other properties.
- The six percent production decrease in oil production reflects the natural decline of these properties and limited capital investment in oil properties during the period.

2006 Q1 compared with 2005 Q1:

- Natural gas production has increased four percent to 45.1 Mmcf per day in Q1 2006, from 43.6 Mmcf per day in Q1 2005. Production declines in the Kotcho-Cabin area were offset by production increases in Tommy Lakes and Medicine Hat. Focus continues to direct its investment towards its low decline longer-life properties.
- Production of natural gas liquids increased on a year-over-year basis reflecting capital reinvestment at Tommy Lakes and Pouce Coupe.
- Oil production has decreased 13 percent from 1,850 bbls per day in Q1 2005 to 1,610 bbls per day in Q1 2006 due to natural decline and limited investment.

Pricing and Price Risk Management

Natural Gas

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) higher than standard heat content of our natural gas;
  b) a high proportion of natural gas delivered to British Columbia markets;
  c) transportation system charges in British Columbia and Alberta;
  d) the difference between how the physical gas is sold during the period versus the AECO daily average.

- Realized natural gas price compared to AECO daily reference price:

Realized Price Per Mcf	Three Months Ended March 31, 2006	2005
AECO daily average (CDN$/mcf)	$ 7.50	$ 6.89
Plus: heat content adjustment(1)	0.75	0.63
Less: differential to B.C. markets(1)	(0.39)	(0.13)
Less: transportation system charges(1)	(0.62)	(0.63)
Adjust: timing of actual gas sales(1)	0.20	(0.13)
Price before price protection	7.44	6.63

Impact of longer term physical sales contracts(1)	0.51	0.73
Financial hedging settlements	(0.03)	-
Realized price per mcf	$ 7.92	$ 7.36

(1) Included in differential reported in Operations Summary table

- Natural gas reference prices decreased significantly in the first quarter of 2006 as compared to the fourth quarter of 2005 due to mild winter weather conditions and high storage levels.
- Although Focus' realized natural gas price was eight percent higher in the first quarter of 2006 compared with the first quarter of 2005, it decreased 14 percent to $7.92 per mcf in the first quarter of 2006 from $9.24 in the fourth quarter of 2005.
- During the quarter, 40 percent of natural gas was sold under forward physical sales contracts and resulted in natural gas sales of $2.1 million higher than if the natural gas had been sold based on the AECO daily reference price.
- The impact of financial instrument settlements for natural gas was $0.1 million paid for the first quarter of 2006 compared with $1.3 million paid for the fourth quarter of 2005. There were no settlements of financial instruments for the first quarter of 2005.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $63.13 per barrel for the first quarter of 2006 versus $54.94 for the comparable period in 2005.
- During the first quarter of 2006 there was a widening of the differential between the sales price of our light crude oil compared with the WTI reference price stated in Canadian dollars. The differential reflects transportation expenses to get crude oil to the WTI reference point and the different crude oil markets. This differential for the first quarter of 2006 of $8.02 per barrel is made up of negative $4.28 difference between WTI stated in Canadian dollars and the Edmonton reference price, and negative $3.75 difference between the Edmonton reference price and our sales price. This compares with an average of $1.71 per barrel in 2005 made up of a positive $0.12 and negative $1.69 respectively.
- With continued strong oil prices in 2006, there was a hedging cost of $0.3 million or $2.14 per barrel for the first quarter of 2006. For the comparable period in 2005, there was a hedging cost of $1.0 million or $5.70 per barrel.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices in an effort to help maintain sustainable distributions.

- A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 10 and 11 of the notes to the interim financial statements.

Price Protection (volume and reference price)	2006			2007
	Q2	Q3	Q4	Q1

Natural gas	Mmcf/d	22.5	22.5	25.4	26.8
	CDN$/mcf	$10.09- $10.80	$10.09- $10.80	$11.22- $11.64	$11.72- $12.02
Crude oil	bbls/d	700	700	700	-
	CDN$/bbl	$62.73- $68.44	$62.73- $68.44	$62.73- $68.44	-

- These amounts assume a heat content of 1.16 GJ per mcf for our natural gas.

Changes in Accounting Policy

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This results in an increase in the carrying value of petroleum and natural gas properties and equipment and thus an increase to depletion and depreciation. This increase to petroleum and natural gas properties and equipment is without tax basis and thus creates a future income tax liability. This liability is recognized on the balance sheet as an increase to the future income tax liability and an increase to petroleum and natural gas properties and equipment. As the addition to petroleum and natural gas properties and equipment is depleted, there is a recovery to future income taxes on the income statement.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The following tables summarize the results of this change in accounting policy.

Cumulative Change in Balance Sheet Items
(increase (decrease))

(thousands)	March 31, 2006	December 31, 2005
Petroleum and natural gas properties and equipment	$ 109,245	$ 111,797
Future income taxes	36,792	38,411
Non-controlling interest - exchangeable shares	4,343	4,131
Unitholders' capital	102,560	102,004
Exchangeable shares	(902)	(928)
Accumulated income, opening adjustment	(31,821)	(21,795)
Net income impact of new policy	(1,728)	(10,026)

Change in Statements of Income Items

(thousands)	Three Months Ended March 31, 2006	2005
Depletion and depreciation	$ 3,237	$ 3,331

Future income tax expense (reduction)	(1,854)	(1,281)
Non-controlling interest	345	369
Net income impact of new policy	$ 1,728	$ 2,419

There was no change to funds flow from operations as a result of this change in accounting policy.

Production Revenue

- Production revenue for the three months ended March 31, 2006 was $48.1 million compared to $44.0 million in Q1 2005.
- The nine percent increase from the first quarter of 2005 to the first quarter of 2006 resulted from increases in realized prices for crude oil and natural gas and from higher natural gas production volumes partially offset by a decrease in crude oil volumes. Focus has steadily increased its weighting of volumes to natural gas and natural gas liquids with acquisitions and through development programs which primarily target natural gas opportunities.
- Revenue for the first quarter of 2006 is $4.2 million lower than revenue in the fourth quarter of 2005 of $52.3 million, essentially due to lower realized natural gas prices.

Production Expenses

	2006	2005				2004		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production expenses per BOE	$5.50	$4.61	$3.56	$4.10	$4.19	$3.76	$3.31	$2.52

- Production expenses for the first quarter of 2006 were $5.50 per BOE compared with $4.61 per BOE for the fourth quarter of 2005 and $4.19 for the first quarter of 2005. Our yearly production expenses remain on target to our guidance of $4.25 to $4.75 per BOE.
- Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and restocking of supplies.
- Production expenses in 2006 in comparison to the same period in 2005 have risen in response to high activity levels in the sector, competition for services and higher energy costs.

General and Administrative Expenses

(thousands)	Three Months Ended March 31, 2006	2005
Cash G&A expenses	$ 1,850	$ 1,617
Overhead recoveries	(942)	(574)
Total cash G&A expenses	908	1,043

Non-cash G&A expense(1)		381		362
Trust Unit Rights Plan expense(2)		332		204
Net G&A reported	$	1,621	$	1,609
Cash-based G&A per BOE	$	1.02	$	1.18
Net reported G&A per BOE	$	1.82	$	1.81

(1) Gross general and administrative expenses for the first quarter of 2006 include $0.8 million related to the Executive Bonus Plan (Q1 2005 - $0.7 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 8 of the notes to interim financial statements.

Cash-based general and administrative expenses were $1.02 per BOE for the first quarter of 2006 compared to $1.18 per BOE for the first quarter of 2005 and $1.27 per BOE in the fourth quarter of 2005. Decreased general and administrative expenses in the first quarter of 2006 compared to the corresponding period in 2005 result from increased overhead recoveries associated with operating capital programs.

Interest and Financing Expenses

Interest and financing expenses have remained flat in the first quarter of 2006 at approximately $1.0 million compared to the fourth quarter of 2005. Outstanding bank debt at the end of the quarter increased to $99.0 million at March 31, 2006 from $87.5 million at December 31, 2005 as the Trust conducted a very active development program during the first quarter of 2006.

Interest and financing expenses increased from $0.8 million in the first quarter of 2005 to $1.0 million in the first quarter of 2006 commensurate with higher debt balances and higher interest rates.

Depletion and Depreciation

The depletion and depreciation rate is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier under "Changes in Accounting Policy".

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended March 31, 2006 increased $0.29 to $11.76 per BOE ($15.39 per BOE, including the exchangeable share impact) compared to $11.47 per BOE ($15.08 per BOE, including the exchangeable share impact) in the fourth quarter of 2005. The rate at March 31, 2006 reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2005 and includes capital expenditures for the first quarter of 2006.

Asset Retirement Obligation

The asset retirement obligation increased $0.4 million from $15.1 million at December 31, 2005 to $15.5 million at March 31, 2006. The increase reflects additional liabilities associated with new drilling activity and accretion expense net of actual reclamation expenses.

Income and Other Taxes

The future income tax provision and liability is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier in this document under "Changes in Accounting Policy".

Income and other taxes include a future income tax recovery of $3.1 million in the first quarter of 2006 compared to a recovery of $0.6 million in the first quarter of 2005. The recovery of future income tax results from a reduction in federal income tax rates in 2006, distributions to unitholders which transfers taxable income from the Trust to individual unitholders and from the depletion associated with accounting for exchangeable shares.

Large corporations tax, predominantly based on projected year-end debt and equity levels, was $0.2 million in both the first quarter of 2006 and 2005.

Capital Expenditures

Capital expenditures for field operations in the first quarter of 2006 were $24.3 million. On an area basis approximately 82 percent of this capital was spent at Tommy Lakes, 11 percent at our Red Earth oil areas and seven percent at other areas.

At Tommy Lakes, we successfully drilled seven (6.5 net) wells in the quarter. During the period we tied in a total of 11 wells, which consisted of six wells (6.0 net) drilled during the quarter, four wells (4.0 net) drilled late in the fourth quarter of 2005 and one (1.0 net) standing well.

Overall, this winter's Tommy Lakes program was very successful. In spite of unseasonable weather which made access difficult, an extremely tight oilfield service sector, and overall industry cost pressures, we completed our full program on time and on budget. We drilled, completed and tied in ten (10.0 net) development wells, tied in one standing well, and expanded one of our compressor stations. We also drilled, completed and tested two (1.0 net) exploratory wells to the west of our main Tommy Lakes development area.

Our second most active area during the first quarter was our Red Earth oil property, where activity included the drilling of two (0.9 net) oil wells. The remainder of the capital during the quarter was spent on workovers and optimization projects, primarily at Red Earth, Pouce Coupe and Kotcho.

Capital expenditures for the remainder of 2006 are expected to be in the range of $21 to $23 million. The remaining capital program will involve the drilling of 33 to 35 gross wells, consisting of 18 to 20 wells at Medicine Hat, six wells at Red Earth, two wells at Pouce Coupe, three wells at Sylvan Lake and the first four to five wells of our 2006/2007 Tommy Lakes winter program.

Liquidity and Capital Resources

As at March 31, 2006 Focus had a working capital deficit of $10.1 million compared with working capital deficit of $5.0 million at December 31, 2005 and working capital deficit of $9.5 million at March 31, 2005. The working capital deficiency has increased from year end due to the higher level of capital expenditures in the first quarter in addition to decreased revenue receivables mainly due to lower natural gas prices. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at March 31, 2006 was $99.0 million compared with $87.5 million at December 31, 2005 and $85.0 million at March 31, 2005. The increase in long-term debt from year end results from the timing of capital expenditures, as Focus is most active in the first quarter with its winter drilling program. Focus has a $130 million revolving syndicated credit facility among four financial institutions and a $10 million operating

facility at March 31, 2006. The credit facility revolves until May 24, 2006. The Company intends to extend the revolving period and has received an Offer of Extension from the lenders which extends the revolving period for a further 364 days.

Long-term debt plus the working capital deficiency increased from total debt of $92.5 million at December 31, 2005 to total debt of $109.1 million at March 31, 2006. This change of $16.6 million during this period primarily resulted from the following factors:

- Funds flow from operations of $28.7 million plus debt and working capital were used to fund $20.9 million in distributions declared to unitholders, $0.5 million of contributions to the reclamation fund and $24.3 million invested in capital expenditures for field operations during the quarter.
- Proceeds were $0.4 million from the issuance of equity pursuant to the exercise of Unit Appreciation Rights.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 30 to 40 percent of funds flow on an annual basis. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

Capitalization Table (thousands except per-unit amounts)	March 31, 2006	December 31, 2005
Long-term debt	$ 99,000	$ 87,500
Plus: working capital deficiency	10,094	5,018
Total debt	$ 109,094	$ 92,518
Units outstanding and issuable for exchangeable shares	37,521	37,456
Market price	$ 23.71	$ 25.72
Market capitalization	$ 889,622	$ 963,368
Total capitalization	$ 998,716	$ 1,055,886
Total debt as a percentage of total capitalization	10.9%	8.8%
Annualized funds flow from operations (1)	$ 116,346	$ 116,368
Total debt to funds flow	0.9	0.8

(1) March 31, 2006 is based on the funds flow of the Trust for the 90-day period.

2006 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2006	January 31, 2006	February 15, 2006	$0.19
February 24, 2006	February 28, 2006	March 15, 2006	$0.19
March 29, 2006	March 31, 2006	April 17, 2006	$0.19
April 26, 2006	April 30, 2006	May 15, 2006	$0.19
May 29, 2006	May 31, 2006	June 15, 2006	$0.19(x)
June 28, 2006	June 30, 2006	July 17, 2006	$0.19(x)

(x) estimated

Focus declared distributions of $0.57 per unit in respect of January to March 2006 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	Three Months Ended March 31, 2006	2005
Funds flow from operations (thousands)	$ 28,688	$ 26,809
Funds flow from operations per Total Unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	$ 0.77	$ 0.72
Distributions per unit declared	$ 0.57	$ 0.48
Payout ratio - per-unit basis	74%	67%
Cash distributions declared to unitholders; exchangeable shares do not receive cash distributions (thousands)	$ 20,936	$ 17,362
Payout ratio - dollar basis	73%	65%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 13 of the notes to interim financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes

ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2005 Annual Report MD&A for a detailed assessment.

Outlook - 2006

The following chart summarizes Focus' 2006 outlook assuming the completion of the business combination announced April 23, 2006 whereby Focus' properties and Profico's Shackleton and Southwest Saskatchewan properties are combined.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

In 2006, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2006 Expectations (assuming completion of the business combination)	
Average annual production	16,750 - 17,750 BOE/d
Weighting to natural gas	85%
Production expenses per BOE	$3.50 - $4.00
Cash G&A expenses per BOE	$1.25 - $1.50
Capital expenditures - field	$80 million
Average annual payout ratio	60% - 70%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the natural gas areas of Focus are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus completed major acquisitions at Tommy Lakes in April 2004 and Medicine Hat in September 2004. The Tommy Lakes acquisition was financed by the issuance from treasury and use of existing bank

credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2006 Q1	Q4	2005 Q3	Q2
FINANCIAL				
Oil and gas revenues, before royalties(1)	48,146	52,315	48,790	46,583
Funds flow from operations	28,688	32,350	29,773	27,436
Per unit - basic	$ 0.77	$ 0.86	$ 0.80	$ 0.73
Cash distributions per trust unit	$ 0.57	$ 0.54	$ 0.52	$ 0.48
Payout ratio (per-unit basis)	74%	63%	65%	66%
Net income(2)	16,780	17,858	17,573	14,682
Per unit - basic(2)	$ 0.46	$ 0.49	$ 0.48	$ 0.40
Capital expenditures	24,289	10,865	5,658	3,962
Acquisition expenditures, net	-	(33)	10,394	0
Long-term debt plus working capital	109,094	92,518	94,252	88,965
Total Trust Units - outstanding (000's)	37,521	37,456	37,418	37,339
OPERATIONS				
Average daily production				
Crude oil (bbls/d)	1,610	1,714	1,718	1,779
NGLs (bbls/d)	784	762	833	770
Natural gas (mcf/d)	45,137	42,629	44,910	46,997
BOE ((at) 6:1)	9,917	9,582	10,036	10,382

(thousands of dollars, except as indicated)	2005 Q1	Q4	2004 Q3	Q2
FINANCIAL				
Oil and gas revenues, before royalties(1)	43,981	39,233	37,979	42,284
Funds flow from operations	26,809	23,241	21,926	25,961
Per unit - basic	$ 0.72	$ 0.63	$ 0.59	$ 0.70
Cash distributions per trust unit	$ 0.48	$ 0.48	$ 0.45	$ 0.45
Payout ratio (per-unit basis)	67%	77%	76%	64%
Net income(2)	13,351	14,545	10,508	14,877
Per unit - basic(2)	$ 0.37	$ 0.41	$ 0.30	$ 0.44
Capital expenditures	22,475	11,325	1,528	857
Acquisition expenditures, net	77	1,190	18,580	109,945
Long-term debt plus working capital	94,548	81,158	75,235	60,690
Total Trust Units - outstanding (000's)	37,290	37,223	37,094	37,016
OPERATIONS				
Average daily production				
Crude oil (bbls/d)	1,850	1,903	1,932	2,027
NGLs (bbls/d)	743	724	776	703
Natural gas (mcf/d)	43,575	43,080	44,903	50,913
BOE ((at) 6:1)	9,856	9,807	10,191	11,215

(1) Restated at December 31, 2004 to break out the transportation system charges separately (increases revenue and records this new expense)
(2) Restated at June 30, 2005 with new accounting policy EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts"

Consolidated Balance Sheets (unaudited)

(thousands)	March 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 5	$ 4,696
Accounts receivable	18,796	21,065
Prepaid expenses and deposits	2,197	1,952
	20,998	27,713
Petroleum and natural gas properties and equipment (note 3)	442,295	430,865
Goodwill	5,100	5,100
Reclamation fund	3,158	2,711
	$ 471,551	$ 466,389
LIABILITIES		
Current		
Accounts payable and accrued liabilities	24,107	$ 26,127
Cash distributions payable	6,985	6,604
	31,092	32,731
Long-term debt (note 5)	99,000	87,500
Asset retirement obligation (note 4)	15,546	15,090
Future income taxes	78,721	81,634
	224,359	216,955
NON-CONTROLLING INTEREST		
Exchangeable shares (note 6)	4,343	4,131
UNITHOLDERS' EQUITY		
Unitholders' capital (note 7)	245,928	244,426
Contributed surplus	1,337	1,135
Accumulated income (note 9)	(4,416)	(258)
	242,849	245,303
Commitments and contingencies (note 13)		
	$ 471,551	$ 466,389

See Notes to Consolidated Financial Statements

Approved on behalf of the Board:

Stuart G. Clark
Director

James H. McKelvie
Director

Consolidated Statements of Income and Accumulated Income (Deficit) (unaudited)

Three Months Ended,

(thousands except per-unit amounts)		March 31, 2006		2005
				(Restated - Note 3)
Revenue				
Production revenue	$	48,146	$	43,981
Royalties		(10,775)		(9,391)
Alberta Royalty Tax Credit		134		108
Facility income		707		490
Interest income		9		15
		38,221		35,203
Expenses				
Transportation system charges		2,525		2,509
Production		4,912		3,721
General and administrative		1,621		1,609
Interest and financing		1,038		824
Depletion and depreciation		13,735		12,930
Accretion of asset retirement obligation		264		201
		24,095		21,794
Income before income taxes		14,126		13,409
Income and other taxes				
Future income tax reduction		(3,147)		(609)
Current and large corporations tax		150		298
		(2,997)		(311)
Non-controlling interest - exchangeable shares		345		369
Net income for the period		16,778		13,351
Accumulated income (deficit), beginning of period				
As previously reported		(258)		31,750
Retroactive adjustment for changes in accounting policies (note 3)		-		(21,795)
As restated		(258)		9,955
Cash distributions		(20,936)		(17,362)
Accumulated income (deficit), end of period		(4,416)	$	5,944
Net income per unit (note 12)				
Basic	$	0.46	$	0.37
Diluted	$	0.45	$	0.36

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

(thousands)		Three Months Ended, March 31, 2006		2005
				(Restated - Note 3)
Operating activities				
Net income for the period	$	16,778	$	13,351
Add non-cash items:				
Non-controlling interest - exchangeable shares		345		369

Non-cash general and administrative expenses (notes 7 & 8)	713	567
Depletion and depreciation	13,735	12,930
Accretion on asset retirement obligation	264	201
Future income tax expense	(3,147)	(609)
Reclamation costs	-	(9)
Net change in non-cash working capital items	(1,655)	(2,066)
	27,033	24,734
Financing activities		
Proceeds from exercise of unit appreciation rights	423	286
Increase in long-term debt	11,500	10,500
Cash distributions paid	(20,554)	(17,311)
	(8,631)	(6,525)
Investing activities		
Capital asset additions	(24,289)	(22,550)
Acquisition expenditures	-	(2)
Reclamation fund contributions, net of costs	(447)	(500)
Net change in non-cash working capital items	1,643	4,845
	(23,093)	(18,207)
Increase (decrease) in cash and cash equivalents during the period	(4,691)	2
Cash and cash equivalents, beginning	4,696	44
Cash and cash equivalents, ending	5	$ 46

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

MARCH 31, 2006 AND 2005 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Pursuant to the terms of a net profits interest agreement (the "NPI Agreement"), the Trust is entitled to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes

issued to FET Resources Ltd. and Focus BC Trust, wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to the NPI Agreement.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months.

3. CHANGES IN ACCOUNTING POLICY

a) Non-Controlling Interest - Exchangeable Shares

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust

should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of this change in accounting policy, the Trust has presented non-controlling interest of $4.3 million and $4.1 million, respectively, in the Trust's consolidated balance sheet as at March 31, 2006 and December 31, 2005. Net income has been reduced for net income attributable to the non-controlling interest of $0.3 million and $0.4 million, respectively, for the three months ended March 31, 2006 and 2005. Net income per trust unit basic and diluted decreased $0.04 for the three months ended March 31, 2006. Net income per trust unit basic and diluted, respectively, decreased $0.05 and $0.06 for the three months ended March 31, 2005.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This resulted in an increase in petroleum and natural gas properties and equipment of $109.2 million and $111.8 million respectively, an increase to unitholders' capital of $102.6 million and $102.0 million respectively, and an increase in the future income tax liability of $36.8 million and $38.4 million respectively at March 31, 2006 and December 31, 2005.

Opening accumulated income for 2006 and 2005 was decreased by $31.8 million and $21.8 million respectively for the cumulative impact of this change in accounting policy. The new accounting policy also resulted in a change in the calculation of weighted average trust units. Previously, weighted average trust units included outstanding exchangeable shares at the period end exchange ratio whereas under the new accounting policy, the weighted average trust units excludes trust units issuable for exchangeable shares.

There was no change to cash flow from operations as a result of this change in accounting policy.

b) Accumulated Income (Deficit)

Effective January 1, 2005 the Trust has presented accumulated income net of accumulated cash distributions paid or payable to unitholders on the balance sheet.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $38.7 million which will be incurred between 2006 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided

below:

(thousands)	March 31, 2006	March 31, 2005
Balance, beginning of period	$ 15,090	$ 11,462
Accretion expense	264	201
Development activity and change in estimates	192	180
Settlement of liabilities	-	(9)
Balance, end of period	$ 15,546	$ 11,834

5. LONG-TERM DEBT

As at March 31, 2006 the Trust has a $130 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. At March 31, 2006, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at March 31, 2006 is approximately 4.7 percent.

The credit facility will revolve until May 24, 2006, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term. The Company intends to extend the revolving period and has received an Offer of Extension from the lenders which extends the revolving period for a further 364 days.

6. NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to March 31, 2006, a total of 18,001 exchangeable shares were converted into 25,032 trust units at exchange ratios prevailing at the time. At March 31, 2006, the exchange ratio was 1.39579 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The Company may redeem all but not less than all of the outstanding exchangeable

shares at any time when the aggregate number of issued and outstanding exchangeable shares is less than 1,000,000. The Company will, at least 45 days prior to any redemption date, provide the registered holders with written notice of the prospective redemption. The redemption price is equal to that described previously. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

	Number of Shares		Consideration (thousands)	
Exchangeable Shares of FET Resources Ltd.	2006	2005	2006	2005
Balance as at January 1	560,218	977,346	$ 4,131	$ 4,934
Net income attributable to non-controlling interest	-	-	345	369
Exchanged for trust units	(18,001)	(209,904)	(133)	(1,060)
Balance as at March 31	542,217	767,442	$ 4,343	$ 4,243

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

	Number of Units		Consideration (thousands)	
Trust Units of Focus Energy Trust	2006	2005	2006	2005
Balance as at January 1	36,687,167	35,973,651	$ 244,426	$ 230,478
Issued on conversion of exchangeable shares(i)	25,032	271,667	583	5,732
Issued pursuant to the Executive Bonus Plan(ii)	14,695	14,470	366	300

Exercise of Unit Appreciation Rights(iii)	37,250	31,500	553	446
Balance as at March 31, 2006	36,764,144	36,291,288	$ 245,928	$ 236,956

(i) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iii) Exercise of Unit Appreciation Rights includes cash consideration of $422,855 (2005 - $286,248) and contributed surplus credit of $130,220 (2005 - $159,503).

8. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights, but the number of units reserved for issuance upon the exercise of rights shall not at any time exceed five percent of the aggregate number of issued and outstanding units of the Trust and including the number of units which may be issued on the exchange of the outstanding exchangeable shares. To March 31, 2006 a total of 264,500 units had been issued pursuant to the exercise of rights under the Plan, and 1,760,500 units are reserved for issuance under the Plan. With respect to the 1,760,500 units reserved for issuance under the Plan, a total of 1,314,350 rights have been granted.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2006		2005	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,311,100	$ 12.52	1,113,100	$ 11.78
Granted	64,500	$ 25.05	64,000	$ 19.93

Exercised	(37,250)	$	11.35	(31,500)	$	9.09
Cancelled	(24,000)	$	21.37	(16,500)	$	9.50
Before reduction of exercise price	1,314,350	$	13.01	1,129,100	$	12.35
Reduction of exercise price	-	$	(0.35)	-	$	(0.49)
Balance as at March 31	1,314,350	$	12.66	1,129,100	$	11.86

- The average exercise price at the grant date is $16.26.
- The average contractual life of the rights outstanding is 3.07 years.
- The number of rights exercisable at March 31, 2006 is 287,250.
- The average value at the grant date for the quarter ended March 31, 2006 is $6.60.

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $331,875 for the quarter ended March 31, 2006. The Trust recorded non-cash compensation expense of $204,382 for the quarter ended March 31, 2005.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $33,721 (Q1 2005 - $33,722) which would result in no change to net income per trust unit on a basic and diluted basis.

9. ACCUMULATED INCOME (DEFICIT)

(thousands)	2006	2005
Accumulated income, before cash distributions	$ 203,736	$ 136,846
Accumulated cash distributions	(208,152)	(130,902)
Balance as at March 31	$ (4,416)	$ 5,944

10. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at March 31, 2006, which have no book value, would have resulted in a net payment to the Trust of $10.0 million.

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil	300 bbls	$ 72.97 Cdn	WTI	April 2006 - December 2006
	400 bbls	$ 55.05- 65.05 Cdn	WTI	April 2006 - December 2006
Natural gas	7,000 GJ	$ 7.57- 8.60 Cdn	AECO	April 2006 - October 2006
	7,000 GJ	$ 8.75- 10.02 Cdn	AECO	April 2006 -

			October 2006
6,000 GJ	$ 10.30 Cdn	AECO	April 2006 - October 2006
7,000 GJ	$ 11.92 Cdn	AECO	November 2006 - March 2007
6,000 GJ	$ 9.63-10.93 Cdn	AECO	November 2006 - March 2007
13,000 GJ	$ 9.32 Cdn	AECO	November 2006 - March 2007(x)

(x) contract entered into subsequent to March 31, 2006

11. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at March 31, 2006, which have no book value, would have resulted in a net payment to the Trust of $1.2 million.

Physical Sales Contracts	Daily Quantity	Contract Price	Term
Natural gas - fixed price	3,000 GJ	$8.67 Cdn	April 2006 - October 2006
	3,000 GJ	$8.30 Cdn	April 2006 - October 2006
	5,000 GJ	$10.32 Cdn	November 2006 - March 2007(x)

(x) contract entered into subsequent to March 31, 2006

12. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the three-month period ended March 31 are based on the weighted average number of trust units outstanding in 2006 of 36,718,905 (2005 of 36,091,648).

Diluted calculations for the three-month period ended March 31 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 512,951 (2005 of 495,783) and 770,152 exchangeable shares (2005 of 1,162,700) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the three months ended March 31:

(thousands)	2006	2005
Interest paid	$ 1,330	$ 925
Interest received	$ 9	$ 2
Taxes paid	$ 207	$ 253
Cash distributions paid	$ 20,554	$ 17,311

13. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2006	2007-2008	2009-2010	2011 and there-after
Office premises	1,905	157	932	816	-
Operating leases	632	284	348	-	-
Mineral and surface leases(2)	5,436	906	1,812	1,812	906
Transportation and processing	23,704	10,726	7,588	2,487	2,903
Asset retirement obligations(3)	15,546	319	470	657	14,100
Total contractual obligations	47,223	12,392	11,150	5,772	17,909

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 10 and 11.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2006 to 2011 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2011 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods.

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

14. SUBSEQUENT EVENTS

Subsequent to the first quarter of 2006 the Trust has entered into an arrangement agreement (the "Arrangement") with Profico Energy Management Ltd. ("Profico") whereby the Trust will acquire the Shackleton and Southwest Saskatchewan properties of Profico by way of a plan of arrangement. Under the terms of the Arrangement, the Trust will issue 31 million trust units, 10 million limited partnership units, exchangeable for trust units on a one-for-one basis, and pay $92.8 million to Profico shareholders. In addition, the Trust will assume approximately $87.2 million of net debt of Profico. This acquisition will be accounted for using the purchase method, with

results of operations included from the date of acquisition.

The Arrangement is subject to regulatory and court approval, the approval of a majority of the unitholders of Focus and the approval of 66 2/3% of shareholders and option holders of Profico. It is expected the meetings will be held in late June 2006, with the Arrangement closing shortly thereafter. An information circular, prepared jointly by Focus and Profico, will be mailed in May 2006.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

Focus Energy Trust units trade on the TSX under the symbol FET.UN and the exchangeable shares of FET Resources Ltd. trade on the TSX under the symbol FTX.

>>

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer Or Bill Ostlund, Vice President, Finance, and Chief Financial Officer, Focus Energy Trust, Suite 3300, 205 - 5 Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone: (403) 781-8409, Fax: (403) 781-8408/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 05:03e 11-MAY-06

ARRANGEMENT AGREEMENT

AMONG

FOCUS ENERGY TRUST

- and -

FET ACQUISITION CORP.

- and -

PROFICO ENERGY MANAGEMENT LTD.

April 23, 2006

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS AGREEMENT dated the 23rd day of April, 2006.

AMONG:

FOCUS ENERGY TRUST, a trust duly settled under the laws of the Province of Alberta, (the "**Acquiror**") by its administrator FET Resources Ltd.

- and -

FET ACQUISITION CORP., a corporation incorporated under the laws of the Province of Alberta ("**AcquisitionCo**")

- and -

PROFICO ENERGY MANAGEMENT LTD., a corporation existing under the laws of Alberta ("**Profico**")

WHEREAS Profico and the Acquiror wish to propose an arrangement involving Profico, the Acquiror, AcquisitionCo, Spur, NorthSask, FCT, FLP, the General Partner, the Operating Partnership and the Profico Securityholders;

AND WHEREAS the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta);

AND WHEREAS the parties hereto have entered into this Arrangement Agreement (this "**Agreement**") to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquiror Damages Event**" has the meaning ascribed thereto in Section 8.2;

"**Acquiror Disclosure Letter**" has the meaning ascribed thereto in Section 1.11;

"**Acquiror Financial Statements**" means the audited consolidated financial statements of Acquiror as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the report of the auditors thereon;

"**Acquiror Information**" means the information to be included or incorporated by reference in the Joint Information Circular describing Acquiror and its business, operations and affairs;

"**Acquiror Meeting**" means the special meeting of Acquiror Unitholders to be held to consider, among other things, the Arrangement and all related matters, and any adjournments or postponements thereof;

"**Acquiror Termination Fee**" has the meaning ascribed thereto in Section 8.2;

"**Acquiror Trust Indenture**" means the trust indenture dated as of July 15, 2002 between Valiant Trust Company and Storm Energy Inc., a predecessor to FET Resources Ltd.;

"**Acquiror Trust Units**" means the trust units of the Acquiror;

"**Acquiror Unitholders**" means the holders of issued and outstanding Acquiror Trust Units;

"**AcquisitionCo**" means FET Acquisition Corp., a corporation incorporated under the laws of Alberta and a wholly-owned subsidiary of the Acquiror;

"**Acquisition Proposal**" means, with respect to Acquiror or Profico, any: (i) merger, amalgamation, consolidation, recapitalization, arrangement, business combination, take-over bid, issuer bid, liquidation, dissolution or reorganization into a royalty trust or income fund; (ii) sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) which exceeds 20% of the book value of the assets of the applicable Party; or (iii) sale of 20% or more of the issued and outstanding shares or equity of the applicable Party or rights or interests therein or thereto, or similar transactions, or series of transactions, involving the applicable Party, its securityholders or any material Subsidiary of such applicable Party, or a proposal or offer or public announcement of an intention to do any of (i), (ii) or (iii), excluding the Arrangement and the transactions permitted pursuant to this Agreement;

"**AmalgamationCo**" means the corporation formed on the amalgamation of AcquisitionCo and Profico pursuant to the Plan of Arrangement;

"**Arrangement**" means the arrangement involving Profico, Acquiror, AcquisitionCo, Spur, FCT, FLP, NorthSask, the Operating Partnership, the General Partner, and the Profico Securityholders under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

"**Arrangement Resolution**" means the special resolution approving the Plan of Arrangement and other related matters to be considered at the Profico Meeting;

"**Articles of Arrangement**" means the articles of arrangement of Profico in respect of the Arrangement required by subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"**Board of Directors**" with respect to the Acquiror means the Board of Directors of the administrator of the Acquiror;

"**business day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta;

"**Canadian GAAP**" means generally accepted accounting principles in Canada;

"**Cash Consideration**" means cash consideration ultimately received by Profico Securityholders pursuant to the Arrangement;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Closing Time**" shall be 10:00 a.m. (Calgary time) on the business day immediately following date of the last to occur of the Acquiror Meeting and the Profico Meeting unless otherwise agreed to by Acquiror and Profico;

"**Competition Act**" means the *Competition Act,* R.S. 1985, c. C-34, as amended;

"**Confidentiality Agreement**" means the Confidentiality Agreement dated December 13, 2005 between Profico and FET Resources Ltd.;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Data Room**" means three computer disks entitled "Profico Energy Management Ltd. – Final Data" and an additional computer disk entitled "Profico Energy Management Ltd. – Update Data" containing Evaluation Material (as that term is defined in the Confidentiality Agreement) provided by Profico to Acquiror on April 21, 2006;

"**Depositary**" means Valiant Trust Company or such other trust company as may be designated by AcquisitionCo and Profico;

"**Disclosed by Acquiror**" means disclosed by Acquiror and AcquisitionCo in the Acquiror Disclosure Letter;

"**Disclosed by Profico**" means disclosed by Profico or a Material Entity in material contained in the Data Room;

"**Dissent Rights**" means the rights of dissent of the holders of Profico Shares and Profico Options in respect of the Arrangement described in section 4.1 of the Plan of Arrangement;

"**Effective Date**" means the date the Arrangement is effective under the ABCA which is scheduled to occur on June 26, 2006 or such later date as may be agreed to by Profico and Acquiror;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, option, right of first refusal or offer, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

"Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws;

"Environmental Laws" means all applicable Laws, including applicable common laws, relating to the protection of the environment and employee and public health and safety matters;

"FCT" means Focus Commercial Trust, an unincorporated investment trust to be established under the laws of Alberta, all of the beneficial interests of which will be owned by the Acquiror;

"Final Order" means the order of the Court approving the Arrangement, as such order may be affirmed, amended or modified at any time prior to the Effective Date by any court of competent jurisdiction or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"FLP" means Focus Limited Partnership, a limited partnership to be established under the laws of Alberta;

"General Partner" means FET Management Ltd., a corporation to be incorporated pursuant to the ABCA, as a wholly-owned subsidiary of the Acquiror and the general partner of FLP;

"Governmental Entity" means any applicable: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the Securities Authorities;

"Hazardous Substance" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law, and including, without limitation, any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurons, heavy metals, radon gas, mould spores and mycotoxins;

"Interim Order" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Profico Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Joint Information Circular" means the joint information circular of the Acquiror and Profico to be sent by the Acquiror and Profico to the Acquiror Unitholders in connection with the Acquiror Meeting and to the Profico Securityholders in connection with Profico Meeting;

"Laws" means all laws, by-laws, rules, regulations, orders, rulings, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity, including applicable securities laws;

"material adverse change" or **"material adverse effect"** on Acquiror or Profico, as applicable, means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets, liabilities (contingent or otherwise) of Acquiror and its Subsidiaries taken as a whole or Profico

and its Material Entities taken as a whole (but excluding the Spur Assets and the North & Central Assets), as the case may be, other than any change, effect, event, occurrence, circumstance or state of facts: (i) relating to general political, economic or financial conditions, including in Canada or the United States; (ii) relating to the state of securities and commodity markets in general, including any reduction in Canadian, United States or other market indices; (iii) reasonably attributable to the announcement of this Agreement or the transactions contemplated hereby, including the reaction or position of any Governmental Entity or any change in the trading price of the Acquiror Units or the Profico Shares, as the case may be; (iv) relating to the oil and gas industry in general, including without limitation any change in commodity prices, and not specifically relating to Acquiror or its Subsidiaries or Profico or its Material Entities, as applicable; or (v) relating to changes in Laws (including tax Laws) or the interpretation, application or non-application of Laws by Governmental Entities;

"**Material Entities**" means each of the Subsidiaries of Profico Disclosed by Profico;

"**North & Central Assets**" means all the assets and liabilities of Profico and the Profico Partnership in northwest and central Saskatchewan as identified in the letter agreement dated April 23, 2006 between Profico and the Acquiror;

"**North & Central Asset Conveyance**" means the transactions whereby AmalgamationCo and the Profico Partnership will convey the North & Central Assets to NorthSask in consideration of NorthSask Common Shares as outlined in the letter agreement dated April 23, 2006 between Profico and the Acquiror;

"**NorthSask**" means NorthSask Natural Gas Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Profico;

"**Operating Partnership**" means Focus Operating Partnership, a general partnership to be formed under the laws of Alberta;

"**Parties**" means Profico, Acquiror and AcquisitionCo and "**Party**" means any one of them;

"**Plan of Arrangement**" means the plan of arrangement substantially in the form attached hereto as Schedule A and any amendment or variation thereto made in accordance with Article 6 of the Plan of Arrangement, Section 7.1 hereof or upon the direction of the Court in the Final Order;

"**Profico Damages Event**" has the meaning ascribed thereto in Section 8.3;

"**Profico Disclosure Letter**" has the meaning ascribed thereto in Section 1.11;

"**Profico Financial Statements**" has the meaning ascribed thereto in Schedule C hereto;

"**Profico Information**" means the information to be included or incorporated by reference in the Joint Information Circular describing Profico and its business, operations and affairs;

"**Profico Meeting**" means the special meeting of Profico Securityholders to be called and held for the purpose of considering the Arrangement Resolution, and any adjournments or postponements thereof;

"**Profico Optionholders**" means the holders of Profico Options;

"**Profico Options**" means the stock options outstanding under the Stock Option Plan;

"**Profico Plans**" means the plans listed in the Profico Disclosure Letter and "**Profico Plan**" means any one of them;

"**Profico Partnership**" means Profico Energy Partnership, a general partnership formed pursuant to the laws of Alberta;

"**Profico Securityholders**" means the Profico Shareholders and Profico Optionholders;

"**Profico Shareholders**" means the holders of Profico Shares;

"**Profico Shares**" means the common shares of Profico;

"**Profico Termination Fee**" has the meaning ascribed thereto in Section 8.3;

"**Public Record**" has the meaning ascribed thereto in Schedule D;

"**Registrar**" means the Registrar appointed pursuant to section 263 of the ABCA;

"**Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

"**Securities Authorities**" means the Alberta Securities Commission;

"**Spur**" means Spur Resources Ltd., a corporation incorporated under the ABCA;

"**Spur Arrangement Warrants**" means common share purchase warrants of Spur, each such Spur Arrangement Warrant entitling the holder to acquire, subject to certain vesting conditions, one (1) Spur Share at a price of Cdn. $1.818 for a term of 30 days from the Effective Date, to be issued pursuant to the Arrangement;

"**Spur Assets**" means all the assets and liabilities of Profico and the Profico Partnership in Alberta and in southwest and central Saskatchewan as identified in the letter agreement dated April 23, 2006 between Profico and the Acquiror;

"**Spur Conveyance**" means the transactions whereby Profico and the Profico Partnership will convey the Spur Assets to Spur in consideration of Spur Note (as that term is defined in the Plan of Arrangement) as outlined in the letter agreement dated April 23, 2006 between Profico and the Acquiror;

"**Spur Employees**" means those individuals identified in the Profico Disclosure Letter who are currently employees of Profico and who have agreed to: (i) become employees of Spur immediately after the Effective Date, subject to payment of normal salary and benefits accrued to the Effective Time and all amounts owing under the Profico Plans; and (ii) provide a full release to Profico;

"**Spur Private Placement**" means the private placement of: (i) 4,950,500 units at a price of Cdn. $1.212, each unit consisting of one (1) Spur Share and one (1) Spur Warrant to certain officers and employees of Spur; and (ii) 6,100,000 Spur Shares at a price of Cdn. $1.818 to certain directors and service providers of Spur, all as contemplated in the Plan of Arrangement;

"**Spur Shares**" means common shares of Spur;

"**Spur Warrants**" means common share purchase warrants of Spur, each such Spur Warrant entitling the holder to acquire, subject to certain vesting conditions, one and one-half (1.5) Spur Share at a price of

Cdn. $1.818 for a term of three years from the Effective Date, to be issued pursuant to the Plan of Arrangement;

"**Stock Option Plan**" means the stock option plan of Profico made effective as of March 22, 2001;

"**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the board of directors thereof and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of existing contracts, agreements and commitments;

"**Superior Proposal**" means any bona fide written Acquisition Proposal made unsolicited after the date hereof by a third party (other than by the other Party or its affiliates), directly or indirectly, to acquire all or substantially all of the assets of a Party or more than 50% of the securities of the Party, and that in the good faith determination of the Board of Directors of the Party (based upon advice from its financial advisors and outside legal counsel): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) would, if consummated in accordance with its terms, result in a transaction more favourable to Profico Securityholders or Acquiror Unitholders, as the case may be, from a financial point of view than the transactions contemplated by this Agreement; and (iii) in respect of which the financing is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such proposal that such financing is available without delays or conditions (other than the conditions attached to such proposal);

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1. (5th Supp), as amended, including the regulations promulgated thereunder, as amended from time to time;

"**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Acquiror or Profico (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect; and

"**Voting Agreements**" means agreements substantially in the form attached hereto as Schedule E between the Acquiror and certain holders of not less than 30% of the issued and outstanding Profico Shares (on a fully diluted basis) including all of the directors and officers of Profico.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3 Article References, Etc.

Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.4 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

1.5 Entire Agreement

This Agreement, the Confidentiality Agreement and the Voting Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. To the extent there is any inconsistency between this Agreement and the Confidentiality Agreement, this Agreement shall supersede the Confidentiality Agreement.

1.6 Date for Any Action

If the date on which any action is required to be taken hereunder by any Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.7 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in Canadian dollars.

1.8 Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

A – Plan of Arrangement
B – Form of Conveyance Agreement
C – Representations and Warranties of Profico
D – Representations and Warranties of Acquiror
E – Form of Voting Agreement

1.9 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Profico shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature in respect of Profico required to be made shall be made in a manner consistent with Canadian GAAP and, when used in connection with Profico or its Subsidiaries, on a basis consistent with the Profico Financial Statements.

1.10 Material

The terms "**material**" and "**materially**" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a Party and its Subsidiaries taken as a whole or would significantly impede the completion of the Arrangement or the other transactions contemplated hereby.

1.11 Disclosure in Writing

The phrase "**except as previously disclosed in writing**" and similar expressions used in this Agreement shall be construed for all purposes of this Agreement as referring to a disclosure letter prepared by Profico and delivered to Acquiror prior to the execution and delivery of this Agreement (the "**Profico Disclosure Letter**") or the disclosure letter prepared by Acquiror and delivered to Profico prior to the execution and delivery of this Agreement (the "**Acquiror Disclosure Letter**") as the case may be. Disclosure by Acquiror or Profico in any particular schedule or exhibit of the Acquiror Disclosure Letter or the Profico Disclosure Letter as the case may be will be deemed to be disclosure of the information for all purposes of this Agreement.

1.12 References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.13 Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

ARTICLE 2
THE ARRANGEMENT

2.1 Interim Order

As soon as reasonably practicable, Profico shall apply to the Court in a manner acceptable to Acquiror, acting reasonably, pursuant to subsection 193(2) of the ABCA and, in cooperation with Acquiror and AcquisitionCo, prepare, file and diligently pursue an application for the Interim Order providing, among other things:

(a) with respect to the Profico Meeting:

   (i) the securities of Profico for which holders shall be entitled to vote on the Arrangement Resolution shall be the Profico Shares and the Profico Options;

   (ii) the Profico Shareholders and the Profico Optionholders shall be entitled to vote on the Arrangement Resolution together as a single class, and not as separate classes, with each Profico Shareholder being entitled to one vote for each Profico Share held by such holder and each Profico Optionholder being entitled to one vote for each Profico Share issuable pursuant to the Profico Options held by such holder; and

(iii) the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the Profico Securityholders present in person or by proxy at the Profico Meeting, voting together as a single class, and not as separate classes;

(b) for the grant of the Dissent Rights; and

(c) for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.2 Information Circulars and Meetings

(a) As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate and securities laws:

(i) Acquiror shall:

(A) jointly prepare with Profico, the Joint Information Circular and cause such circular to be mailed to the Acquiror Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B) convene the Acquiror Meeting at which: (X) the Acquiror Unitholders shall be entitled to one vote for each Acquiror Unit held by such holder; and (Y) the requisite majority for the approval of the Arrangement and the other matters to be considered at the Acquiror Meeting shall be a simple majority of the votes cast by the Acquiror Unitholders present in person or by proxy at the Acquiror Meeting; and

(ii) Profico shall:

(A) jointly prepare with Acquiror, the Joint Information Circular and cause such circular to be mailed to the Profico Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B) convene the Profico Meeting.

2.3 Final Order

If the Interim Order and the approval of Profico Securityholders and Acquiror Unitholders are obtained, each of Acquiror, AcquisitionCo and Profico shall as soon as reasonably practicable thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to subsection 193(9) of the ABCA.

2.4 Articles of Arrangement and Effective Date

Each of Acquiror, AcquisitionCo and Profico will carry out the terms of the Interim Order and the Final Order as soon as is reasonably practicable after the issuance of the Interim Order and Final Order, respectively, and as soon as practicable following the receipt of the Final Order and subject to the satisfaction or waiver of the conditions set forth in Article 6, Profico shall file Articles of Arrangement with the Registrar pursuant to subsection 193(10) of the ABCA to give effect to the Arrangement and

implement the Plan of Arrangement. The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Arrangement shall become effective on the Effective Date in the order set out in the Plan of Arrangement.

2.5 Spur and NorthSask

Prior to the Effective Date, Profico shall cause each of Spur and NorthSask to be incorporated under the ABCA.

2.6 Spur Employees

Spur may only make offers of employment to the Spur Employees effective at the Effective Time. All such offers shall be conditional upon each such employee executing releases, in a form satisfactory to Acquiror, releasing Profico from all obligations to such employees whatsoever, other than: (a) Profico's obligations under retention program or written change of control agreements disclosed to Acquiror in the Profico Disclosure Letter, with any payments under such retention program or written change of control agreements to be paid by Acquiror to such employees on the Effective Time; (b) any right of indemnity under Profico's by-laws or indemnity agreements disclosed to Acquiror in the Profico Disclosure Letter; and (c) any right pursuant to directors and officers insurance currently in place or put in place pursuant to Section 5.9.

2.7 Completion of Transactions by Spur and NorthSask

Profico shall cause Spur and NorthSask to complete the transactions contemplated herein and in the Plan of Arrangement or shall obtain covenants from Spur and NorthSask to complete the transactions contemplated herein and in the Plan of Arrangement.

2.8 Payment to Profico

If in connection with the satisfaction of the payment of the Cash Consideration to the Profico Securityholders as required by the Final Order:

(a) Profico receives funds from AcquisitionCo or the Acquiror; or

(b) Profico receives funds from a bank or another financial institution sent on behalf of AcquisitionCo or the Acquiror,

Profico acknowledges that it receives such funds not as beneficiary but as trustee for the Profico Securityholders, and Profico undertakes that it will immediately upon receipt pay such funds to the Depositary to the extent that such payment shall satisfy the obligation of the AcquisitionCo pursuant to Article 3.1 of Schedule A to the extent that such funds are used solely for the purpose of paying the consideration payable by the AcquisitionCo for Profico Shares and for no other purpose.

2.9 Profico Options

Profico:

(a) shall take all necessary actions to cause the vesting of all outstanding Profico Options prior to the Effective Time to permit holders of Profico Options to exercise all Profico Options prior to the Effective Time; and

(b) shall amend the Stock Option Plan to allow Profico Optionholders to sell their options to Profico at a price per Profico Option of not more than $155.00 less the exercise price of the Profico Option.

2.10 Profico Approval

(a) Profico represents as of the date hereof that the members of the Board of Directors of Profico that participated in the meeting held to consider the Arrangement and the other transactions contemplated by the Agreement (being a quorum for the Board of Directors of Profico):

(i) have unanimously determined that the Arrangement is fair to the Profico Securityholders and is in the best interests of Profico; and

(ii) have unanimously resolved to recommend that the Profico Securityholders vote in favour of the Arrangement.

(b) Profico represents as of the date hereof that it has received an opinion of Tristone Capital Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be received by the Profico Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Profico Shareholders.

(c) Profico represents as of the date hereof that each member of its Board of Directors has advised that he intends to vote all Profico Shares held by such director in favour of the Arrangement Resolution and, accordingly, will so represent in the Joint Information Circular.

(d) Profico represents as of the date hereof that each member of its Board of Directors and each officer of Profico has advised that he or she has agreed to enter into a Voting Agreement.

2.11 Acquiror Approval

(a) Acquiror represents as of the date hereof that the members of the Board of Directors that participated in the meeting held to consider the Arrangement and the other transactions contemplated by the Agreement (being a quorum for the Board of Directors of Acquiror):

(i) have unanimously determined that the Arrangement is fair to the Acquiror Unitholders and is in the best interests of Acquiror; and

(ii) have unanimously resolved to recommend that the Acquiror Unitholders vote in favour of the Arrangement and the other matters to be considered at the Acquiror Meeting.

(b) Acquiror represents as of the date hereof that it has received an opinion of Scotia Capital Inc., dated the date of this Agreement, to the effect that the consideration to be paid by Acquiror pursuant to the Arrangement is fair, from a financial point of view, to the Acquiror Unitholders.

2.12 FCT, FLP, the General Partner and the Operating Partnership

Prior to the Effective Date, the Acquiror shall cause FCT, FLP, the General Partner and the Operating Partnership to be formed under the laws of Alberta.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PROFICO

3.1 Representations

Profico hereby makes to Acquiror and AcquisitionCo the representations and warranties as set forth in Schedule C to this Agreement as of the date of this Agreement and acknowledges that each of Acquiror and AcquisitionCo is relying upon those representations and warranties in connection with entering into this Agreement.

3.2 Survival of Representations and Warranties

The representations and warranties of Profico contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND ACQUISITIONCO

4.1 Representations

Each of Acquiror and AcquisitionCo hereby makes to Profico the representations and warranties as set forth in Schedule D to this Agreement as of the date of this Agreement, and acknowledges that Profico is relying upon those representations and warranties in connection with entering into this Agreement.

4.2 Survival of Representations and Warranties

The representations and warranties of Acquiror and AcquisitionCo contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 5
COVENANTS

5.1 Press Releases and Filings

(a) The Parties agree to consult with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement. Except as required by Laws, each Party shall provide the other Parties with a reasonable period of time to review and comment on all such press releases prior to release thereof.

(b) Each of Acquiror, AcquisitionCo and Profico will make all filings and applications and submissions of information under all Laws which are applicable in connection with the Arrangement and the other transactions contemplated by this Agreement.

5.2 Covenants of Profico

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Acquiror (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement or required by applicable Laws, Profico covenants and agrees that:

(a) in a timely and expeditious manner it will:

(i) jointly with the Acquiror, prepare the Joint Information Circular and file the Joint Information Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order to the Profico Securityholders and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and ensure that such Joint Information Circular does not contain any misrepresentation (as defined under applicable securities Laws);

(ii) as soon as reasonably practicable after the execution of this Agreement but in any case before July 31, 2006 convene and conduct the Profico Meeting in accordance with the Interim Order, Profico's by-laws and applicable Laws; and

(iii) provide notice to Acquiror and AcquisitionCo of the Profico Meeting and allow Acquiror's and AcquisitionCo's representatives to attend the Profico Meeting;

(b) Profico will ensure that the Joint Information Circular provides Profico Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and that the Joint Information Circular provides Acquiror Unitholders with Profico Information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Acquiror Information in the Joint Information Circular in the form approved by Acquiror and AcquisitionCo and shall include, without limitation: (i) any financial statements in respect of prior acquisitions made by Profico that are required to be included therein in accordance with applicable Laws; (ii) the unanimous determination of the Board of Directors of Profico that participated in the meeting held to consider the Arrangement that the Arrangement is fair to Profico Securityholders, is in the best interests of Profico and Profico Securityholders, and include the unanimous recommendation of the Board of Directors of Profico that participated in the meeting held to consider the Arrangement that the Profico Securityholders vote in favour of the Arrangement Resolution; and (iii) the fairness opinion of Profico's financial advisor that the Arrangement is fair, from a financial point of view, to Profico Shareholders; provided that, notwithstanding the covenants of Profico in this subsection, prior to the completion of the Arrangement, the Board of Directors of Profico may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such Board of Directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of a meeting of the Board of Directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Board of Directors of Profico and, if applicable, provided the Board of Directors shall have complied with the provisions of Sections 5.5 and 5.6;

(c) subject to Section 6.4 and Section 5.6(c), except as required for quorum purposes, not postpone or cancel (or propose for adjournment, postponement or cancellation) the Profico Meeting without Acquiror's and AcquisitionCo's prior written consent except as required by Laws;

(d) in a timely and expeditious manner, it will prepare (in consultation and in cooperation with Acquiror and AcquisitionCo) and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Joint Information Circular and mail the same as required by the Interim Order to the Profico Securityholders and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(e) except for proxies (unless otherwise requested by Acquiror) and other non-substantive communications with securityholders, Profico will furnish promptly to Acquiror and AcquisitionCo, or provide Acquiror and AcquisitionCo with reasonable access to review, a copy of each notice, report, schedule or other document or communication delivered, filed or received by Profico in connection with the Arrangement, the Interim Order, the Profico Meeting or the Final Order or any filings under applicable Laws;

(f) it will use commercially reasonable efforts to solicit from the Profico Securityholders proxies in favour of the Arrangement Resolution and to take all other action that is necessary or desirable to secure the approval of the Arrangement Resolution, unless and until the Board of Directors of Profico has changed its recommendation in accordance with the terms of this Agreement pursuant to Section 5.5;

(g) it will permit Acquiror and AcquisitionCo and their counsel to review and comment upon drafts of all material to be filed by Profico with the Court in connection with the Plan of Arrangement and provide counsel to Acquiror and AcquisitionCo on a timely basis with copies of any notice of appearance and evidence served on Profico or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by Profico indicating any intention to oppose the granting of the Final Order or to appeal the Final Order;

(h) it will give Acquiror prompt notice of any written notice of dissent, withdrawal of such notice, and any other instruments received by Profico pursuant to any such Dissent Rights;

(i) it shall, and shall cause each of its Material Entities to, conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and Profico shall consult with Acquiror and AcquisitionCo in respect of the ongoing business and affairs of Profico and its Subsidiaries and keep Acquiror and AcquisitionCo apprised of all material developments relating thereto;

(j) it shall not, directly or indirectly, whether by or through any Material Entity, do or permit to occur any of the following:

  (i) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any of the Material Entities to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber) any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of it or any of its Material Entities, other than the issue of Profico Shares pursuant to the exercise, conversion or payment in respect of Profico Options (whether vested or unvested), in each case currently outstanding and, except as contemplated by Section 2.9, in accordance with their current terms;

  (ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons in accordance with their terms), sell, lease (other than office leases) or otherwise dispose of (or permit any of its Material Entities to dispose of) any material assets or enter into any agreement or commitment in respect of any of the foregoing other than in the ordinary course of business consistent with past practice;

(iii) amend or propose to amend its articles or by-laws or the articles, charter, by-laws or other similar organizational documents of any of its Material Entities or any of the terms of the Profico Options, except as contemplated by Section 2.9;

(iv) split, combine, reclassify or amend the material terms of any of its outstanding securities or any securities of its Material Entities, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Profico Shares;

(v) except as permitted in Section 2.9, redeem, purchase or offer to purchase (or permit any of its Material Entities to redeem, purchase or offer to purchase) any Profico Shares (including by way of issuer bid) or other equity securities of it or any of its Material Entities, unless otherwise required by the terms of such securities and other than pursuant to existing share purchase plans (other than by way of issuer bid), Profico Options and obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons);

(vi) reduce the stated capital of Profico against its outstanding securities;

(vii) terminate any employees of Profico or any Material Entities;

(viii) repay, redeem, repurchase or retire, or otherwise make any payment in respect of any indebtedness for borrowed money or any of its debt securities, or any rights, warrants, calls or options to acquire any of its debt securities, other than in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement, or authorize, or make any commitment to make any new capital expenditure or expenditures in excess of $100,000, except: (A) as currently set forth in the approved budgets of Profico, copies of which have been provided by Profico to Acquiror; and (B) expenditures for seismic, land or assets intended for Spur or NorthSask which for greater certainty shall not be subject to the foregoing covenant and for which Spur and NorthSask shall agree to reimburse Profico under the Spur Conveyance and the North & Central Asset Conveyance through the assumption of debt or otherwise;

(ix) reorganize, amalgamate or merge it or any of its Material Entities with any other person, corporation, partnership or other business organization whatsoever;

(x) incur or commit to provide guarantees for borrowed money, incur or assume any additional indebtedness for borrowed money or issue any additional debt securities except for the purpose of the renewal of or the replacement of existing credit facilities, mortgages or financings with floating rate debt that is prepayable in no more than 30-day intervals;

(xi) except as required by Canadian GAAP or applicable Law make, change or revoke any material election relating to Taxes, change any annual accounting period, adopt or change any existing accounting practices, take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any tax return or the payment of any Tax, settle any material tax claim or assessment in an amount that exceeds, individually or in the aggregate, $100,000 or surrender any right to claim a tax refund;

(xii) acquire (including by merger, amalgamation, plan of arrangement, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any material interest therein or division thereof or any assets except: (A) purchases of inventory in the ordinary course of business consistent with past practice; (B) as currently set forth in the approved budgets of Profico; and (C) expenditures for seismic, land or assets intended for Spur or NorthSask which for greater certainty shall not be subject to the foregoing covenant and for which Spur and NorthSask shall agree to reimburse Profico under the Spur Conveyance and the North & Central Asset Conveyance through the assumption of debt or otherwise;

(xiii) except as permitted in Section 2.9, adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, stock purchase plan, fund or arrangement for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(xiv) pay, settle, discharge or satisfy any material claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice;

(xv) enter into any interest rate, currency or commodity swaps or other similar financial instruments or forward sales of production having a term in excess of 30 days; and

(xvi) except as otherwise provided in Section 5.9, amend, modify or terminate any insurance policy of Profico or any Material Entities in effect on the date hereof, except for the scheduled renewal of Profico's current directors' and officers' liability insurance policy for a period of not more than one year, on the terms (including price) currently in effect under such policy, or the most similar terms then available, as permitted by the terms of such policy and except for scheduled renewals of any other insurance policy of Profico or the Material Entities in effect on the date hereof in the ordinary course of business consistent with past practice;

(k) it shall not, and shall cause each of its Material Entities to not, other than as disclosed in the Profico Disclosure Letter or with respect to employees in the ordinary course of business or as required pursuant to existing Profico Plans or agreements, enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any employees, officers or directors of it; provided that the foregoing shall not prevent Profico from: (A) taking such action that is reasonably necessary to permit the conditional exercise of Profico Options as provided in Section 2.9; or (B) allowing Spur Employees and Spur to enter into employment agreements and Profico and Spur Employees entering into releases, in both cases conditional upon the Plan of Arrangement becoming effective, with respect to the future of employment of Spur Employees by Spur;

(l) it shall use its reasonable commercial efforts (and cause each of its Material Entities to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(m) it shall:

(i) use its reasonable commercial efforts, and cause each of its Material Entities to use its reasonable commercial efforts, to preserve intact its business organizations and goodwill, to maintain satisfactory relationships with customers, suppliers, agents, tenants, co-owners, employees and others having business relationships with it or its Material Entities;

(ii) provide to Acquiror and AcquisitionCo reports on its operation and affairs as may be reasonably requested by Acquiror or AcquisitionCo;

(iii) not take any action, or permit any of its Material Entities to take any action, that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time if then made; and

(iv) promptly notify Acquiror and AcquisitionCo of: (A) any material adverse change, or any event or circumstance which would reasonably be expected to become a material adverse change, in respect of Profico; and (B) of any material Governmental Entity or third party litigation, complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(n) it shall not and shall cause its Material Entities not to settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Time;

(o) except as Disclosed by Profico or as required by applicable Laws, it and its Material Entities shall not:

(i) authorize any waiver, release or relinquishment of any material contractual right; or

(ii) enter into or modify in any material respect or terminate any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to or termination of an existing contract or series of related existing contracts would be material to Profico or would have a material adverse effect on Profico;

(p) as soon as reasonably practicable, it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Acquiror's and AcquisitionCo's obligations hereunder set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement;

(ii) oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the Arrangement in accordance with the terms hereof; and

(iii) cooperate with Acquiror and AcquisitionCo in connection with the performance by them of their obligations hereunder, including providing such information about Profico and its Material Entities as may be reasonably required by any potential lender to the Acquiror or AcquisitionCo in connection with the funding of the Cash Consideration under the Arrangement;

(q) it shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated hereby; and

(r) it shall promptly advise AcquisitionCo and Acquiror in writing:

(i) if it becomes aware that the Joint Information Circular or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made or that otherwise requires an amendment or supplement to the Joint Information Circular or such application;

(ii) of any event, condition or circumstance that would be reasonably expected to cause any representation or warranty of Profico contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(iii) of any material change contemplated or, to the knowledge of Profico, threatened in its business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Profico or of any change in any representation or warranty provided by Profico in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Profico shall in good faith discuss with Acquiror and AcquisitionCo any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Profico threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Acquiror and AcquisitionCo pursuant to this provision provided that nothing in this section shall

require Profico to notify or discuss with Acquiror anything relating to changes with respect to the Spur Assets or the North and Central Assets; and

(iv) of any material breach by Profico of any covenant, obligation or agreement contained in this Agreement.

(s) Profico shall indemnify and save harmless Acquiror and AcquisitionCo and the directors, officers and agents of Acquiror and AcquisitionCo from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Acquiror or AcquisitionCo, or any director, officer or agent thereof may be subject or which Acquiror or AcquisitionCo, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Joint Information Circular or in any material filed in compliance or intended compliance with any applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Joint Information Circular or in any material filed by or on behalf of Profico in compliance or intended compliance with applicable Laws, which prevents or restricts the trading in the Profico Shares; and

(iii) Profico not complying with any requirement of applicable Laws in connection with the transactions contemplated in this Agreement;

except that Profico shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Acquiror Information included in the Joint Information Circular or the negligence of Acquiror or AcquisitionCo.

5.3 Covenants of Acquiror and AcquisitionCo

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Profico (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement and transactions (including financing transactions) necessary to implement the Arrangement or as required by applicable Laws, Each of Acquiror and AcquisitionCo covenants and agrees that:

(a) in a timely and expeditious manner it will:

(i) as soon as reasonably practicable after the execution of this Agreement but in any case before July 31, 2006 convene and conduct the Acquiror Meeting in accordance with the Acquiror Trust Indenture and applicable Laws; and

(ii) provide notice to Profico of the Acquiror Meeting and allow Profico's representatives to attend the Acquiror Meeting;

(b) jointly with Profico, prepare the Joint Information Circular and file the Joint Information Circular in all jurisdictions where the same is required to be filed and mail the same to the Acquiror Unitholders in accordance with the Acquiror Trust Indenture and all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with the Acquiror Trust Indenture and all applicable Laws on the date of mailing thereof and ensure that such Joint Information Circular does not contain any misrepresentation (as defined under applicable securities Laws);

(c) Acquiror and AcquisitionCo will ensure that the Joint Information Circular provides Acquiror Unitholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them and that the Joint Information Circular provides Profico Securityholders with Acquiror Information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them and will include in the Acquiror Information in the Joint Information Circular, without limitation: (i) the unanimous determination of the Board of Directors that participated in the meeting held to consider the Arrangement that the Arrangement is fair to Acquiror Unitholders, is in the best interests of Acquiror and Acquiror Unitholders, and the unanimous recommendation of the Board of Directors that participated in the meeting held to consider the Arrangement that the Acquiror Unitholders vote in favour of the Arrangement and the other matters to be considered at the Acquiror Meeting; and (iii) the fairness opinion of Acquiror's financial advisor that the consideration to be paid by Acquiror pursuant to the Arrangement is fair, from a financial point of view, to the Acquiror Unitholders; provided that, notwithstanding the covenants of Acquiror in this subsection, prior to the completion of the Arrangement, the Board of Directors of Acquiror may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such Board of Directors of Acquiror acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the Board of Directors of the Acquiror, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Board of Directors of Acquiror and, if applicable, provided that Board of Directors of Acquiror shall have complied with the provisions of Sections 5.5 and 5.6;

(d) subject to Sections 6.4 and 5.6(c), except as required for quorum purposes, not postpone or cancel (or propose for adjournment, postponement or cancellation of) the Acquiror Meeting without Profico's prior written consent except as required by Laws;

(e) in a timely and expeditious manner, it will cooperate with Profico in the preparation and filing of any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Joint Information Circular with respect to the Acquiror Meeting and mail the same to Acquiror Unitholders in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(f) except for proxies (unless otherwise requested by Profico) and other non-substantive communications with securityholders, Acquiror will furnish promptly to Profico, or provide Profico with reasonable access to review, a copy of each notice, report, schedule or other document or communication delivered, filed or received by Acquiror in connection with the Arrangement, the Acquiror Meeting or any filings under applicable Laws;

(g) it will use commercially reasonable efforts to solicit from the Acquiror Unitholders proxies in favour of the Arrangement and the other matters to be considered at the Acquiror Meeting, and to take all other action that is necessary or desirable to secure the approval of the Arrangement and the other matters to be considered at the Acquiror Meeting, unless and until the Board of Directors of Acquiror has changed its recommendation in accordance with the terms of this Agreement pursuant to Section 5.5;

(h) Acquiror shall take all necessary action to ensure that AcquisitionCo performs its obligations hereunder, including, without limitation, ensuring that AcquisitionCo has sufficient funds to carry out its obligations under this Agreement and the Arrangement and to pay related fees and expenses;

(i) as soon as reasonably practicable, it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Profico's obligations hereunder set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

  (i) effect all necessary registrations, filings and submissions of information requested by Governmental Entities or required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement;

  (ii) oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the Arrangement in accordance with the terms hereof;

  (iii) fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by the AcquisitionCo and Acquiror and the Arrangement required to be fulfilled or satisfied by each of them; and

  (iv) cooperate with Profico in connection with the performance by it of its obligations hereunder;

(j) it shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated hereby;

(k) it shall promptly advise Profico in writing:

  (i) if it becomes aware that the Joint Information Circular or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made or that otherwise requires an amendment or supplement to the Joint Information Circular or such application;

(ii) of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of AcquisitionCo and Acquiror contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date); and

(iii) of any material breach by AcquisitionCo or Acquiror of any covenant, obligation or agreement contained in this Agreement; and

(l) each of Acquiror and AcquisitionCo shall indemnify and save harmless Profico and the directors, officers and agents of Profico from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Profico, or any director, officer or agent thereof may be subject or which Profico, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Joint Information Circular or in any material filed in compliance or intended compliance with any applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Joint Information Circular or in any material filed by or on behalf of Acquiror and AcquisitionCo in compliance or intended compliance with applicable Laws, which prevents or restricts the trading in the Acquiror Units; and

(iii) Acquiror or AcquisitionCo not complying with any requirement of applicable Laws in connection with the transactions contemplated in this Agreement;

except that Acquiror and AcquisitionCo shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Profico Information included in the Joint Information Circular or the negligence of Profico.

5.4 Mutual Covenants

From the date hereof until the Effective Date, each of Profico, Acquiror and AcquisitionCo will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement, and each of Profico, Acquiror and AcquisitionCo will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 5.4.

5.5 Mutual Covenants Regarding Non-Solicitation

(a) Each Party shall immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any of its officers, directors, employees, advisors, representatives and agents ("**Representatives**")), if any, with any parties initiated before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) None of the Parties shall, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following through any Representative or otherwise:

(i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) or take any action to solicit, initiate, knowingly encourage or facilitate any inquiries, communication or proposals regarding an Acquisition Proposal or potential Acquisition Proposal;

(ii) participate in any negotiations or discussions regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal or potential Acquisition Proposal;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

(iv) withhold, withdraw or modify in a manner adverse to the other Party, the approval of the Board of Directors of the other Party, if applicable, of the transactions contemplated hereby;

(v) approve or recommend any Acquisition Proposal or potential Acquisition Proposal; or

(vi) cause such Party to enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal;

provided however that, notwithstanding the preceding part of this Section 5.5(b) and any other provision of this Agreement, nothing shall prevent the Board of Directors of a Party prior to the approval of the Arrangement Resolution by the Profico Securityholders at the Profico Meeting or the approval of the Arrangement and the other matters to be considered at the Acquiror Meeting by the Acquiror Unitholders at the Acquiror Meeting, as the case may be, from considering, participating in discussions or negotiations in respect of or responding to an unsolicited bona fide written Acquisition Proposal from any person (but, subject to Section 5.6, not approve, recommend, accept or enter into any agreement, arrangement or understanding with respect to

such Acquisition Proposal), provided that: (A) the Board of Directors of such Party determines in good faith, after consultation with financial and outside legal advisors, that the Acquisition Proposal is a Superior Proposal; (B) the Board of Directors of such Party after consultation with outside legal advisors, determines in good faith it is necessary for such Board of Directors to take such action in order to avoid breaching its fiduciary duties; and (C) prior to entering into discussions or negotiations with any person regarding the Superior Proposal, such Party notifies the other Parties of its determination that such Acquisition Proposal constitutes a Superior Proposal;

(c) Each Party agrees not to release any third party from any confidentiality or standstill agreement to which such third party is a party, or modify or waive the terms thereof except pursuant to Section 5.6(a);

(d) Promptly, and in any event within 24 hours, after the receipt by any Representatives of a Party (for purposes of this Section 5.5(d) a "**Receiving Party**") of any bona fide written Acquisition Proposal, or any material amendments to such Acquisition Proposal, or any request for non-public information relating to such Party or any material Subsidiary, the Receiving Party shall notify the other Parties at first orally and then in writing. Such written notice shall include a description of the terms and conditions of any inquiry or Acquisition Proposal or any amendment thereto, the identity of the person making such inquiry or Acquisition Proposal and provide such other details of the Acquisition Proposal or inquiry as the other Parties may reasonably request, including a copy of any written Acquisition Proposal. The Receiving Party shall, upon request of the other Parties, promptly inform the other Parties of the status, including any change to the material terms, of any such Acquisition Proposal;

(e) If, prior to the approval of the Arrangement Resolution by the Profico Securityholders at the Profico Meeting or the approval of the Arrangement and the other matters to be considered at the Acquiror Meeting by the Acquiror Unitholders at the Acquiror Meeting, Profico or Acquiror or AcquisitionCo receives a request for material non-public information from a person who proposes an Acquisition Proposal in respect of Profico or Acquiror (the existence and content of which have been disclosed to Profico or Acquiror and AcquisitionCo, as the case may be), and the Board of Directors of Profico or Acquiror determines that such proposal is a Superior Proposal pursuant to Section 5.6(a) then, and only in such case, the Board of Directors of Profico or Acquiror, as applicable, may, subject to the execution of a confidentiality agreement, provide such person with access to information regarding Profico or Acquiror and AcquisitionCo; provided, however, that:

(i) such Party sends a copy of any such confidentiality agreement to the other Parties immediately upon its execution;

(ii) if the confidentiality agreement in question contains standstill or confidentiality provisions that are less restrictive than the comparable provisions, or omits restrictive provisions, contained in the Confidentiality Agreement, then the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provisions or to omit such restrictive provisions, as the case may be; and

(iii) the other Parties are provided with a list of, and access to, the information, if any, provided to such person that was not previously provided to the other Parties;

(f) Profico or Acquiror, as the case may be, shall reaffirm its recommendation to vote in favour of the Arrangement by press release promptly after:

(i) any Acquisition Proposal which is publicly announced has been determined not to be a Superior Proposal; or

(ii) Profico, Acquiror and AcquisitionCo enter into an amended Agreement; and

(g) Each Party shall ensure that its Representatives and its Subsidiaries are aware of the provisions of this Section 5.5, and it shall be responsible for any breach of this Section 5.5 by its financial advisors or other advisors or representatives.

5.6 Notice of Superior Proposal Determination

(a) Each Party covenants that:

(i) it shall not enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.5(e)) (a "**Proposed Agreement**") on the basis that it would constitute a Superior Proposal; and

(ii) its Board of Directors will not withdraw, modify or change its recommendation concerning the Arrangement after the public announcement of an Acquisition Proposal that is a Superior Proposal in respect of which no Proposed Agreement has been or is proposed to be entered into (an "**Announced Acquisition Proposal**") or recommend any Announced Acquisition Proposal,

unless: (A) it has provided the other Parties with written notice that its Board of Directors has determined that it has received a Superior Proposal and, in the case of clause (a)(i) above, it has provided the other Parties with a copy of any Proposed Agreement executed by the party making such Superior Proposal not less than three business days prior to the proposed execution by such Party, and in the case of clause (a)(ii) above, it has provided the other Parties with not less than three business days written notice that its Board of Directors intends to withdraw, modify or change its recommendation regarding the Arrangement following the public announcement of an Announced Acquisition Proposal or to recommend any Announced Acquisition Proposal (either such three business day period, the "**Notice Period**"); (B) it has complied with Section 5.5 with respect thereto; (C) the approval of the Arrangement by the Profico Securityholders or the Acquiror Unitholders, as the case may be, has not yet occurred; (D) it has complied with the provisions of Section 5.6(b); and (E) before entering to any Proposed Agreement, this Agreement shall have been terminated pursuant to Section 8.1(e) or 8.1(i).

(b) During the Notice Period (as defined above), each Party acknowledges that the other Parties shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Arrangement. The Board of Directors of each Party will review any offer by the other Parties to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether such Parties' offer upon acceptance by the other Parties would result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of such Party so determines, it will enter into an amended Agreement with the other Parties reflecting such amended proposal. If:

(i) the other Parties do not offer to amend the terms of this Agreement and the Arrangement; or

(ii) the Board of Directors of such Party determines, in good faith and after consultation with its financial and legal advisors that such Superior Proposal continues to be a Superior Proposal and therefore rejects the other Parties amended proposal;

and such Party has complied with the other requirements of Section 5.5, such Party shall be entitled to enter into the Proposed Agreement and withdraw, modify or change its recommendation concerning the Arrangement and recommend the Superior Proposal.

(c) If a Party provides the other Parties with notice under Section 5.6(a) on a date that is less than five business days before the date of the Profico Meeting or the Acquiror Meeting, as the case may be, subject to the Acquiror Trust Indenture or applicable Laws, as the case may be, such Party shall use its commercially reasonable efforts to postpone or adjourn the Profico Meeting or the Acquiror Meeting, as applicable, to a date that is at least five business days but not more than 10 business days after the scheduled date of the Profico Meeting or the Acquiror Meeting, as applicable.

(d) Each Party also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 5.6(a) to initiate an additional three business day notice period.

5.7 Access to Information

(a) Subject to Section 5.7(b) and applicable Laws, upon reasonable notice, Profico shall (and shall cause each of its Material Entities to) afford Acquiror's and AcquisitionCo's officers, employees, counsel, accountants and other authorized representatives and advisors reasonable access, during normal business hours from the date hereof and until the earlier of the Effective Time or the termination of this Agreement, to its and its Material Entities' financial or accounting records, properties, books, contracts and records as well as to its management personnel, and, during such period, Profico shall (and shall cause each of its Material Entities to) furnish promptly to Acquiror and AcquisitionCo all information concerning Profico's and its Material Entities' business, properties and personnel as Acquiror and AcquisitionCo may reasonably request. Nothing in the foregoing shall require Profico to disclose information subject to a written confidentiality agreement with third parties, or customer-specific or competitively sensitive information relating to areas or projects where Acquiror, AcquisitionCo or any of their respective affiliates is a competitor. Profico agrees to consult and cooperate in a reasonable manner with Acquiror and AcquisitionCo with respect to:

(i) any of the foregoing matters; and

(ii) any matters relating to material litigation to which Profico is a party.

(b) Each of Acquiror and AcquisitionCo acknowledges that information provided by Profico to it under Section 5.7 is subject to the Confidentiality Agreement which shall remain in full force and effect notwithstanding any other provision of this Agreement or any termination of this Agreement.

5.8 Employment Agreements and Related Matters

(a) Each of Acquiror and AcquisitionCo covenants and agrees, and after the Effective Time will cause Profico and any successor to Profico to agree, to honour and comply with the terms of those existing employment, severance and indemnification agreements or arrangements of Profico which Profico has disclosed in the Profico Disclosure Letter, provided that nothing shall prevent the termination of any agreement that is terminable in accordance with its terms.

(b) Each of Acquiror and AcquisitionCo also covenants and agrees, and after the Effective Time it will cause Profico and any successor to Profico to agree, that it will deal with any employees of Profico who are not party to an employment agreement with Profico and whose employment may be terminated after the Effective Date and on or prior to December 31, 2006 in a fair and equitable manner consistent with the existing termination practices of Profico as disclosed to Acquiror and AcquisitionCo in the Profico Disclosure Letter.

5.9 Directors' and Officers' Insurance

(a) Acquiror and AcquisitionCo shall ensure that the by-laws of Profico and any corporation continuing following any amalgamation, merger, plan of arrangement, consolidation or winding-up of Profico with or into one or more other persons (a "**Continuing Corporation**") shall contain the provisions with respect to indemnification set forth in Profico's by-laws, which provisions shall not, except to the extent required by law, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Profico, unless required by Law, and Acquiror and AcquisitionCo shall ensure that the obligations of Profico under any indemnification agreements between Profico and its directors and certain officers continue in place and are assumed by, if applicable, any Continuing Corporation.

(b) Each of Acquiror and AcquisitionCo agrees that Profico shall, prior to the Effective Time, purchase and maintain for the period from the Effective Time until six years after the Effective Time on a "trailing" (or "run-off") basis, a directors' and officers' insurance policy for all present and former directors and officers of Profico, covering claims made prior to or within six years after the Effective Time, on terms and conditions which are no less advantageous to the directors and officers of Profico and providing no less than $5 million of coverage for all such present and former directors and officers of Profico provided, however, that in purchasing and maintaining such policy, Profico shall not pay more than $150,000 unless Acquiror consents otherwise.

5.10 Third Party Beneficiaries

The provisions of Sections 5.8 and 5.9 are:

(a) intended for the benefit of the employees of Profico and its Subsidiaries and all present and former directors and officers of Profico and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and Profico and any Continuing Corporation shall hold the rights and benefits of Sections 5.8 and 5.9 in trust for and on behalf of the Third Party Beneficiaries and Profico hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and

(b) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

5.11 Merger of Covenants

The covenants set out in this Agreement (except for Sections 5.6, 5.7, 5.8, 5.9, 5.10 and 9.1 which shall survive the completion of the Arrangement and except for Sections 5.6, 5.9, 5.10, 8.2, 8.3 and 8.4 which shall survive the termination of this Agreement) shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 6
CONDITIONS

6.1 Mutual Conditions

The obligations of Profico, Acquiror and AcquisitionCo to complete the Arrangement and the other transactions contemplated herein are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) on or before June 30, 2006, the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been approved by the Profico Securityholders at the Profico Meeting on or before July 31, 2006, in accordance with the Interim Order;

(c) the Arrangement to be considered at the Acquiror Meeting shall have been approved by the Acquiror Unitholders at the Acquiror Meeting on or before July 31, 2006;

(d) on or before July 31, 2006, the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(e) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Acquiror, AcquisitionCo and Profico, acting reasonably;

(f) any consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain would render completion of the Arrangement unlawful, shall have been obtained or satisfied on terms that would not reasonably be expected to have a material adverse effect on AcquisitionCo or Profico (including, without limitation, under the *Competition Act* (Canada) and those of any securities or regulatory authorities);

(g) the Effective Date shall occur on or before July 31, 2006, subject to any extension available to a Party pursuant to Section 6.4, provided that in the event the Effective Date does not occur on or before June 30, 2006, each AcquisitionCo Note, Series 2 (as set out in the Plan of Arrangement) shall be increased by the amount of $0.9823; and

(h) this Agreement shall not have been terminated pursuant to Article 8.

The foregoing conditions are for the mutual benefit of Profico on the one hand and Acquiror and AcquisitionCo on the other hand and may be waived, in whole or in part, by a Party at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before July 31, 2006, then subject to Section 6.4, a Party may rescind and terminate this Agreement by written notice to the other Parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such rescinding Party's breach of this Agreement.

6.2 Profico Conditions

The obligation of Profico to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

(a) provided that Profico has complied with its covenants herein with respect to the preparation of the Joint Information Circular, Acquiror shall have mailed the Joint Information Circular to the Acquiror Unitholders not later than July 4, 2006;

(b) the representations and warranties made by Acquiror and AcquisitionCo in Schedule D of this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties expressly speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and each of Acquiror and AcquisitionCo shall have provided to Profico a certificate of two qualified officers certifying such accuracy on the Effective Date;

(c) each of Acquiror and AcquisitionCo shall have complied in all material respects with its covenants herein, and each of Acquiror and AcquisitionCo shall have provided to Profico a certificate of two qualified officers certifying that it has so complied with its covenants herein;

(d) the Board of Directors of Acquiror and AcquisitionCo shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Acquiror and AcquisitionCo, to permit the consummation of the Plan of Arrangement;

(e) the Board of Directors of Acquiror shall not have approved or recommended any Acquisition Proposal;

(f) no person other than Profico shall have entered into a definitive agreement or an agreement in principle with AcquisitionCo and Acquiror with respect to an Acquisition Proposal;

(g) Acquiror shall have furnished Profico with:

   (i) certified copies of the resolutions duly passed by the Board of Directors of Acquiror and AcquisitionCo approving this Agreement and the consummation of the transactions contemplated hereby; and

   (ii) certified copies of the resolutions of Acquiror Unitholders, duly passed at the Acquiror Meeting, approving the Arrangement and the other matters to be considered at the Acquiror Meeting;

(h) AcquisitionCo shall have provided evidence reasonably satisfactory to Profico that it has received the funds necessary to complete the transactions contemplated hereby;

(i) no material adverse change shall occur in the affairs, operations or business of Acquiror and its Subsidiaries, taken as a whole, from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of Acquiror and its Subsidiaries, taken as a whole, shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Acquiror Financial Statements (other than a material adverse change resulting from: (i) conditions effecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by this Agreement, or consented to by Profico);

(j) Acquiror and AcquisitionCo shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Profico, acting reasonably, including without limitation:

(i) the approval of the Acquiror Unitholders; and

(ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada) and those of the Toronto Stock Exchange or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

(k) Acquiror shall have provided Profico with opinions of Acquiror's counsel satisfactory to Profico and Profico's counsel, acting reasonably, dated the Effective Date and addressed to Profico:

(i) to the effect that Acquiror is a duly formed and validly subsisting trust organized under the laws of the Province of Alberta, that AcquisitionCo is a valid and subsisting corporation under the laws of the Province of Alberta and that each of Acquiror and AcquisitionCo has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) to the effect that all necessary trust and corporate proceedings and actions of each of Acquiror and AcquisitionCo have been taken to fully, validly and effectively authorize this Agreement and the Arrangement and the transactions contemplated herein and therein, including the performance by Acquiror and AcquisitionCo of their respective obligations hereunder and thereunder, and the execution and delivery by Acquiror and AcquisitionCo of this Agreement and all documents delivered pursuant hereto or thereto;

(iii) to the effect that the execution and delivery by Acquiror and AcquisitionCo of this Agreement and all related documents delivered pursuant to this Agreement to which either Acquiror or AcquisitionCo is a party, the performance by Acquiror or AcquisitionCo of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not:

(A) result in the breach of or violate any term or provision of the Acquiror Trust Indenture or any other governing documents of Acquiror or the articles and bylaws of AcquisitionCo; or

(B) violate any provision of applicable Law, or, in each case as known to Acquiror's counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to Acquiror or AcquisitionCo;

(iv) to the effect that this Agreement and the documents delivered pursuant hereto to which Acquiror or AcquisitionCo is a party have been duly executed and delivered by Acquiror and AcquisitionCo, as applicable, and this Agreement is, and such other documents are, valid and binding on each of Acquiror and AcquisitionCo and enforceable against it in accordance with their respective terms (subject to customary exceptions);

(v) as to the authorized and outstanding capital of Acquiror immediately prior to the Effective Date;

(vi) to the effect that Acquiror has, as of the Closing Time, the full legal right, power and authority to issue the Acquiror Trust Units issuable pursuant to the Arrangement and that the Acquiror Trust Units issued pursuant to the Arrangement will, as at the Effective Time, be validly created, allotted and issued as fully paid and non-assessable Trust Units;

(vii) to the effect that all applicable Laws have been complied with in connection with the issuance of Acquiror Trust Units pursuant to the Arrangement; and

(viii) as to the first trade of the Acquiror Trust Units issued pursuant to the Arrangement.

In giving such opinions, Acquiror's counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or, the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Acquiror's counsel is of the opinion that the opinion of such local counsel is one upon which Acquiror's counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of AcquisitionCo or any other appropriate persons reasonably acceptable to Profico's counsel.

The foregoing conditions precedent are for the benefit of Profico and may be waived, in whole or in part, by Profico in writing at any time. If any of the said conditions shall not be complied with or waived by Profico on or before July 31, 2006, then subject to Section 6.4, Profico may rescind and terminate this Agreement by written notice to Acquiror and AcquisitionCo in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Profico's breach of this Agreement.

6.3 Acquiror and AcquisitionCo Conditions

The obligation of Acquiror and AcquisitionCo to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

(a) provided that Acquiror and AcquisitionCo have complied with their covenants herein with respect to the preparation of the Joint Information Circular, Profico shall have mailed the Joint Information Circular to the Profico Securityholders no later than July 4, 2006;

(b) the representations and warranties made by Profico in Schedule C of this Agreement which are qualified by the expression "material adverse change" or "material adverse effect" shall be true and correct as of the date of this Agreement, and all other representations and warranties made by Profico in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and on the Effective Date and Profico shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers certifying that from and after the date of this Agreement, Profico has taken no action and has not conducted its business in a manner that would render any such representation or warranty untrue in any material respect as if made on the Effective Date;

(c) from the date hereof up to and including the Effective Time, there shall not have occurred or have been disclosed to the public a material adverse change to Profico that has not been Disclosed by Profico or disclosed to Acquiror or AcquisitionCo in writing prior to the date hereof, and Profico shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers to such effect on the Effective Date;

(d) Dissent Rights shall not have been exercised in respect of more than 5% of the Profico Shares (on a fully-diluted basis);

(e) Profico shall have complied in all material respects with its covenants herein, and Profico shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers certifying that Profico has so complied with its covenants herein;

(f) the Board of Directors of Profico shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Profico, to permit the consummation of the Plan of Arrangement;

(g) the Board of Directors of Profico shall not have approved or recommended any Acquisition Proposal;

(h) no person other than AcquisitionCo and Acquiror shall have entered into a definitive agreement or an agreement in principle with Profico with respect to an Acquisition Proposal;

(i) no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date hereof by any person or Governmental Entity to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of AcquisitionCo to own or exercise full rights of ownership of all of the outstanding Profico Shares and all of the outstanding shares or other ownership interests of Material Entities owned by Profico;

(j) Profico shall have furnished Acquiror and AcquisitionCo with:

(i) certified copies of the resolutions duly passed by the Board of Directors of Profico approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Profico Securityholders, duly passed at the Profico Meeting, approving the Arrangement Resolution;

(k) no material adverse change shall have occurred in the affairs, operations or business of Profico and its subsidiaries, taken as a whole, from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of Profico and its subsidiaries, taken as a whole, shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Profico Financial Statements (other than a material adverse change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by this Agreement or consented to by Acquiror);

(l) Profico shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Acquiror, acting reasonably, including without limitation:

(i) the approval of the Profico Securityholders required for the Arrangement pursuant to the ABCA, the constating documents of Profico or as required by the Court;

(ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada) and those of applicable securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated; and

(iii) the approval of the Court;

(m) Spur and each of Clayton Woitas, Margaret McKenzie and Jeff Lebbert shall have entered into non-compete agreements with Acquiror on terms and conditions agreed to by such persons and Acquiror as of the date of this Agreement; and

(n) Profico shall have provided Acquiror and AcquisitionCo with opinions of Profico's counsel satisfactory to Acquiror, AcquisitionCo and Acquiror's counsel, acting reasonably, dated the Effective Date and addressed to Acquiror and AcquisitionCo:

(i) to the effect that each of Profico, Spur and NorthSask is a valid and subsisting corporation under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) to the effect that all necessary corporate proceedings and actions of Profico, Spur and NorthSask have been taken to fully, validly and effectively authorize this Agreement and the Arrangement and the transactions contemplated herein and therein, including the performance by Profico, Spur and NorthSask of their respective obligations hereunder and thereunder, and the execution and delivery by Profico, Spur and NorthSask of this Agreement and all documents delivered pursuant hereto or thereto;

(iii) to the effect that the execution and delivery by Profico, Spur and NorthSask of this Agreement and all related documents delivered pursuant to this Agreement to which Profico or Spur is a party, the performance by Profico, Spur and NorthSask of their respective obligations hereunder and thereunder, and the consummation of the transactions contemplated herein and therein will not:

(A) result in the breach of or violate any term or provision of the articles or bylaws of Profico, Spur or Northsask; or

(B) violate any provision of applicable Law or, in each case as known to Profico's counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to Profico, Spur or NorthSask.

(iv) to the effect that this Agreement and the documents delivered pursuant hereto to which Profico, Spur or NorthSask is a party have been duly executed and delivered by Profico, Spur or NorthSask, as applicable, and this Agreement is, and such other documents are, valid and binding on Profico, Spur or NorthSask, as applicable, and enforceable against it in accordance with their respective terms (subject to customary exceptions); and

(v) as to the authorized and outstanding capital of Profico immediately prior to the Effective Date.

Profico shall also have provided to Acquiror and AcquisitionCo customary transaction opinions of Profico's counsel satisfactory to Acquiror and AcquisitionCo, acting reasonably, pertaining to Profico's subsidiaries in respect to matters concerning due formation or incorporation (as applicable); due authorization, execution, delivery, performance and enforceability of transaction agreements; and to breach of governing documents or violation of laws, which opinions shall be dated the Effective Date and shall be addressed to Acquiror and AcquisitionCo.

In giving such opinions, Profico's counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or, the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Profico's counsel is of the opinion that the opinion of such local counsel is one upon which Profico's counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Profico or any other appropriate persons reasonably acceptable to Acquiror's counsel.

The foregoing conditions precedent are for the benefit of Acquiror and AcquisitionCo and may be waived, in whole or in part, by Acquiror and AcquisitionCo in writing at any time. If any of the said conditions shall not be complied with or waived by Acquiror and AcquisitionCo on or before July 31, 2006, then subject to Section 6.4, Acquiror and AcquisitionCo may rescind and terminate this Agreement by written notice to Profico in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Acquiror's or AcquisitionCo's breach of this Agreement.

6.4 Notice and Cure Provisions

Each Party will give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations or warranties of any other Party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date, as applicable;

(b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by any other Party prior to the Effective Date; or

(c) result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 6.1, 6.2 or 6.3, as the case may be.

Subject as herein provided, a Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 6.1, 6.2 and 6.3 or exercise any termination right arising therefrom; provided, however, that: (A) forthwith and in any event prior to the filing of the Final Order and Articles of Arrangement for acceptance by the Registrar, the Party intending to rely thereon has delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition precedent or termination right, as the case may be; and (B) if any such notice is delivered, and a Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other Parties may not terminate this Agreement until the earlier of July 31, 2006 and the expiration of a period of 30 days from such notice. If such notice has been delivered prior to the date of the Profico Meeting, Profico shall have the right, but not the obligation, to postpone such meeting until the expiry of such period and if such notice has been delivered

prior to the date of the Acquiror Meeting, Acquiror shall have the right, but not the obligation, to postpone such meeting until the expiry of such period.

6.5 Merger of Conditions

The conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of Articles of Arrangement as contemplated by this Agreement, and the issuance of a Certificate. Profico acknowledges and agrees that it shall have no right to file Articles of Arrangement unless such conditions have been satisfied, fulfilled or waived.

ARTICLE 7
AMENDMENT

7.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Profico Meeting and the Acquiror Meeting, but prior to the Effective Time, be amended by mutual written agreement of the Parties without further notice to or authorization on the part of the Profico Securityholders or the Acquiror Unitholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d) waive compliance with or modify any conditions precedent herein contained;

provided, however, that any such change, waiver or modification does not invalidate any required Profico Securityholder or Acquiror Unitholder approval of the Arrangement.

7.2 Mutual Understanding Regarding Amendments

In addition to the transactions contemplated hereby or at the request of a Party, the Parties will continue from and after the date hereof and through and including the Effective Date, to use their respective commercially reasonable efforts to maximize present and future planning opportunities for Acquiror and AcquisitionCo and for Profico and its Subsidiaries as and to the extent that the same shall not prejudice any Party or its securityholders. Such planning opportunities shall be implemented only upon the prior written agreement of the Parties. The Parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way. If Profico effects any transaction contemplated hereby upon Acquiror's or AcquisitionCo's request before the Effective Date for such purposes, Acquiror and AcquisitionCo will be responsible for any structuring and unwinding costs if the Arrangement is not effected.

The Parties mutually agree that if a Party proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Profico on the one hand and Acquiror and AcquisitionCo on the other hand will act reasonably in considering such amendment and if the other Party or Parties and their securityholders are not prejudiced by reason of any such amendment, the other Party or Parties will co-operate in a reasonable fashion with the Party proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the securityholders.

Profico covenants and agrees to cooperate with Acquiror and AcquisitionCo in invoking at Acquiror's and AcquisitionCo's request a right of first refusal or right of first offer mechanism in favour of the co-owners, joint venturers or partners of one or more Profico properties contained in any co-ownership, joint venture, partnership or similar agreements to which Profico or any Subsidiary of Profico is a party in order to give the other co-owners, joint venturers or partners the right to purchase Profico's or its Subsidiary's interests in the affected properties if such rights are triggered as a result of the Arrangement or if Acquiror and AcquisitionCo choose to offer such rights to such co-owners, joint venturers or partners.

ARTICLE 8
TERMINATION

8.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of the Parties;

(b) as provided in Sections 6.1, 6.2 and 6.3, subject to Section 6.4;

(c) by Acquiror and AcquisitionCo if, prior to the Effective Time, the Board of Directors of Profico shall have:

 (i) withdrawn, withheld, qualified or modified in a manner adverse to Acquiror its recommendation of the Arrangement and this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days after public announcement of an Acquisition Proposal shall be considered an adverse modification);

 (ii) approved or recommended any Acquisition Proposal;

 (iii) after a period of five business days after public announcement of an Acquisition Proposal the Board of Directors of Profico shall have failed to reaffirm its recommendation of the Arrangement and this Agreement as promptly as practicable but in any event within five business days after receipt of any written request to do so from Acquiror;

(d) by Acquiror and AcquisitionCo or by Profico if the Profico Meeting shall have been held and completed and the approval of the Arrangement by Profico Securityholders required by Section 6.1(b) shall not have occurred;

(e) subject to prior payment by Profico to AcquisitionCo of the amount payable under Section 8.2, by Profico in the circumstances specified in Section 5.6;

(f) by Acquiror and AcquisitionCo if the Profico Meeting has not occurred on or before July 31, 2006;

(g) by Profico if, prior to the Effective Time, the Board of Directors of the administrator of Acquiror shall have:

(i) withdrawn, withheld, qualified or modified in a manner adverse to Profico its recommendation of the Arrangement and this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days after public announcement of an Acquisition Proposal shall be considered an adverse modification);

(ii) approved or recommended any Acquisition Proposal;

(iii) after a period of five business days after public announcement of an Acquisition Proposal the Board of Directors shall have failed to reaffirm its recommendation of the Arrangement and this Agreement as promptly as practicable but in any event within five business days after receipt of any written request to do so from Profico;

(h) by Profico, or by Acquiror and AcquisitionCo if the Acquiror Meeting shall have been held and completed and the approval of the Arrangement by Acquiror Unitholders required by Section 6.1(c) shall not have occurred;

(i) subject to prior payment by Acquiror or AcquisitionCo to Profico of the amount payable under Section 8.3, by Acquiror or AcquisitionCo in the circumstances specified in Section 5.6;

(j) by Profico if the Acquiror Meeting has not occurred on or before July 31, 2006;

8.2 Acquiror Damages

If:

(a) this Agreement is terminated by Profico pursuant to Section 8.1(e); or

(b) this Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(c);

(c) this Agreement is terminated by Acquiror, AcquisitionCo or Profico pursuant to Section 8.1(d) or 8.1(f) and

(i) after the date of this Agreement and prior to such termination (in the case of Section 8.1(f)) or prior to the date of the Profico Meeting (in the case of Section 8.1(d)), an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date; and

(ii) concurrently with such termination or within 12 months following such termination, Profico enters into or submits to the Profico Securityholders for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated,

(d) this Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(b) as a result of Profico breaching any of its representations, warranties or covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Profico or materially impedes the completion of the Arrangement, and Profico fails to cure such breach within five business days after receipt of written notice thereof from Acquiror (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006), or

(e) this Agreement is terminated by Acquiror and AcquisitionCo or by Profico if the Profico Meeting shall have been held and completed and the approval of the Arrangement by Profico Securityholders required by Section 6.1(b) shall not have occurred,

(each of the above being a "**Acquiror Damages Event**"), then Profico shall pay to Acquiror, in the case of: (a) prior to termination of this Agreement; or (b), (d) and (e) within five business days following the termination of this Agreement; or (c) within five business days of the consummation of the Acquisition Proposal, $40 million (other than Subsection 8.2(e) which shall be $10 million) (the "**Acquiror Termination Fee**") in immediately available funds to an account designated by Acquiror. Profico shall not be obligated to make payments pursuant to this Section 8.2 in aggregate exceeding $40 million.

8.3 Profico Damages

If:

(a) this Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(i); or

(b) this Agreement is terminated by Profico pursuant to Section 8.1(g);

(c) this Agreement is terminated by Acquiror, AcquisitionCo or Profico pursuant to Section 8.1(h) or 8.1(j) and

(i) after the date of this Agreement and prior to such termination (in the case of Section 8.1(j)) or prior to the date of the Acquiror Meeting (in the case of Section 8.1(h)), an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date; and

(ii) concurrently with such termination or within 12 months following such termination, Acquiror or AcquisitionCo enters into or submits to the Acquiror Unitholders for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated,

(d) this Agreement is terminated by Profico pursuant to Section 8.1(b) as a result of Acquiror or AcquisitionCo breaching any of its representations, warranties or covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Acquiror or materially impedes the completion of the Arrangement, and Acquiror or AcquisitionCo fails to cure such breach within five business days after receipt of written notice thereof from Profico (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006), or

(e) this Agreement is terminated by Acquiror and AcquisitionCo or by Profico if the Acquiror Meeting shall have been held and completed and the approval of the Arrangement by Acquiror Unitholders required by Section 6.1(c) shall not have occurred,

(each of the above being a "**Profico Damages Event**"), then Acquiror shall pay to Profico, in the case of: (a) prior to termination of this Agreement; or (b), (d) and (e) within five business days following the termination of this Agreement; or (c) within five business days of the consummation of the Acquisition Proposal, $40 million (other than Subsection 8.3(e) which shall be $10 million) (the "**Profico Termination Fee**") in immediately available funds to an account designated by Profico. Acquiror shall not be obligated to make payments pursuant to this Section 8.3 in aggregate exceeding $40 million.

8.4 Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 7 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the applicable amount pursuant to this Article 8 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 9
GENERAL

9.1 Expenses

The Parties agree that all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the transactions contemplated hereby, including legal fees, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Profico on the one hand and Acquiror and AcquisitionCo on the other hand represent and warrant to each other that, except for Tristone Capital Inc., in the case of Profico, and Scotia Capital Inc., in the case of Acquiror and AcquisitionCo, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement and the transactions contemplated hereby.

9.2 Remedies

The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and advisors and that such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, Profico (if either Acquiror or AcquisitionCo is the breaching Party) or AcquisitionCo and Acquiror (if Profico is the breaching Party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation,

Article 8, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or in equity to each of the Parties.

9.3 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, and if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, and if not, the next succeeding business day) unless actually received after 4:00 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next succeeding business day.

The address for service of each of the Parties hereto shall be as follows:

(a) if to Profico:

2250, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

Attention: Jeff Lebbert
Fax: (403) 205-3355

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

Attention: Grant A. Zawalsky
Fax: (403) 260-0330

(b) if to Acquiror or AcquisitionCo:

Focus Energy Trust
Suite 3300, 205 – 5th Avenue S.W.
Calgary, AB T2P 2V7

Attention: Derek Evans, President & CEO
Fax: (403) 781-8400

with a copy to:

Macleod Dixon LLP
3700, 400 – 3rd Avenue S.W
Calgary, AB T2P 4H2

Attention: Dan Baxter
Fax: (403) 264-5973

9.4 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

9.5 Limitation on Trustees Liability

The parties hereto acknowledge that FET Resources Ltd. is entering into this Agreement behalf of Acquiror and the obligations of Acquiror hereunder shall not be personally binding upon the Valiant Trust Company or any of the Acquiror Unitholders and that any recourse against Acquiror or any Acquiror Unitholder in any manner in respect of any indebtedness, obligation or liability of Acquiror arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as defined in the Acquiror Trust Indenture).

9.6 Time of the Essence

Time shall be of the essence in this Agreement.

9.7 Entire Agreement

This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties hereto and cancel and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof other than those contained in this Agreement or in the Confidentiality Agreement.

9.8 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do all such other acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

9.9 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

9.10 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.

9.11 Execution in Counterparts

This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument.

9.12 Waiver

No investigations made by or on behalf of any of the Parties, at any time, shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by Profico, Acquiror or AcquisitionCo in or pursuant to this Agreement. No waiver of any condition or other provision, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.13 Privacy Issues.

(a) For the purposes of this Section 9.13, the following definitions shall apply:

(i) "**applicable law**" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) "**applicable privacy laws**" means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) "**authorized authority**" means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of

the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv) "**Personal Information**" means information about an individual transferred to the Acquiror or AcquisitionCo by Profico.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable Law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Personal Information acquired by the other Party in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

9.14 Enurement and Assignment

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Parties, which consent may be unreasonably withheld, provided, however, that the AcquisitionCo may assign any of or all its rights, interests and obligations under this Agreement to Acquiror or any direct or indirect wholly-owned subsidiary of Acquiror without the prior written consent of Profico, but no such assignment shall relieve the AcquisitionCo of any of its obligations under this Agreement.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

FOCUS ENERGY TRUST, by its administrator, FET Resources Ltd.

Per: (signed) "*Derek W. Evans*"

Per: (signed) "*William D. Ostlund*"

FET ACQUISITION CORP.

Per: (signed) "*Clayton H. Woitas*"

Per: (signed) "*Margaret A. McKenzie*"

PROFICO ENERGY MANAGEMENT LTD.

Per: (signed) "*Clayton H. Woitas*"

Per: (signed) "*Margaret A. McKenzie*"

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

***BUSINESS CORPORATIONS ACT* (ALBERTA)**

[Intentionally left blank]

SCHEDULE B

FORM OF CONVEYANCE AGREEMENT

(SEE ATTACHED)

[Spur/NorthSask] CONVEYANCE

PROFICO ENERGY PARTNERSHIP

AND

PROFICO ENERGY MANAGEMENT LTD.

(Vendors)

AND

[Spur/NorthSask] LTD.

(Purchaser)

• 2006

TABLE OF CONTENTS

[SPUR/NORTHSASK] ASSETS CONVEYANCE

THIS AGREEMENT dated •, 2006

BETWEEN:

PROFICO ENERGY PARTNERSHIP, by its managing partner, Profico Energy Management Ltd., a partnership formed under the laws of Alberta (the "**Partnership**")

- and -

PROFICO ENERGY MANAGEMENT LTD., a body corporate incorporated pursuant to the *Business Corporations Act* (Alberta), ("**Profico**")

(the Partnership and Profico, collectively, "**Vendor**")

- and -

[SPUR/NORTHSASK] LTD., a body corporate incorporated pursuant to the *Business Corporations Act* (Alberta), ("**Purchaser**")

WHEREAS in accordance with the Plan of Arrangement, Vendor wishes to sell, and Purchaser wishes to purchase, the Assets on the terms hereof.

IN CONSIDERATION of the premises and the mutual covenants and agreements hereinafter set forth, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement:

(a) "**Abandonment and Reclamation Obligations**" means all present and future obligations under the Title and Operating Documents, Applicable Law or common law to:

(i) abandon the Wells;

(ii) close, decommission, dismantle and remove the Tangibles; and

(iii) restore, remediate and reclaim the surface or subsurface of the lands used in connection with the Wells and the Tangibles or any lands used to gain access thereto,

including such obligations relating to Wells which were abandoned prior to the Adjustment Time.

(b) "**Adjustment Time**" means 8:00 a.m., Calgary time, on the date hereof.

(c) "**Affiliate**" means with respect to a Person, any other Person controlling, controlled by or under common control with such Person where "**control**", "**controlling**" or "**controlled**" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities or by contract, partnership agreement, trust arrangement or other means, either directly or indirectly, that results in control in fact provided that direct or indirect

ownership of shares of a corporation carrying not less than 50% of the voting rights shall constitute control of such corporation.

(d) "**Agreement**" means this Conveyance, including all amendments hereof.

(e) "**Applicable Law**" means all laws, statutes, rules, regulations, official directives and orders of Government Authorities (whether administrative, legislative, executive or otherwise), including judgments, orders and decrees of courts, commissions or bodies exercising similar functions.

(f) "**Arrangement Agreement**" means the Arrangement Agreement dated • and all other amendments thereto.

(g) "**Assets**" means the PNG Rights, the Tangibles, the Prospect Rights and the Miscellaneous Interests.

(h) "**Business Day**" means a day other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta.

(i) "**Capital Expenditure**" means an expenditure that would be considered to be a capital expenditure in accordance with GAAP;

(j) "**Capital Expenditure Amount**" means the amount of all Capital Expenditures incurred by or on behalf of Vendor in connection with the Assets in the period from and including January 1, 2006 to (and as at) the Effective Time.

(k) "**Claim**" means any claim, demand, lawsuit, arbitration or regulatory proceeding.

(l) "**Dollar**" or "**$**" means, unless otherwise provided herein, a dollar in the lawful money of Canada.

(m) "**Effective Time**" means the time set forth in the Plan of Arrangement for the transactions contemplated by this Agreement to occur.

(n) "**Environment**" means the atmosphere, the surface and sub-surface of the earth, groundwater and surface water (including lakes, streams, rivers, oceans and aquifers) and plants and animals (including human beings) and "**Environmental**" means relating to or in respect of the Environment.

(o) "**Environmental Liabilities**" means all present and future Liabilities relating to the Environment or the protection or remediation thereof that relate to the Assets or that have arisen or hereafter arise from or in respect of past, present or future Operations on or related to the Assets, including:

(i) Liabilities under Applicable Laws in respect of the manufacture, processing, distribution, use, holding, collection, accumulation, generation, treatment, stabilization, storage, disposition, handling, transportation, or Release of Hazardous Substances, oilfield wastes or produced water;

(ii) obligations to comply with Applicable Law relating to the Environment or the protection thereof;

(iii) Abandonment and Reclamation Obligations;

(iv) obligations in respect of Releases of Hazardous Substances, oilfield wastes, produced water or other substances;

(v) obligations to sample, assess and monitor the Environment;

(vi) obligations to remove, respond to, abate, clean-up, investigate or report contamination or pollution of and other adverse effects on the Environment, including obligations to compensate Third Parties for losses and damages suffered by them in respect thereof; and

(vii) obligations to protect, reclaim, remediate or restore the Environment.

(p) "**Excluded Assets**" means:

(i) technology (including computer software) and other intangible rights, **[including Seismic Data]** that cannot be transferred by Vendor to Purchaser pursuant hereto without the consent of a Third Party which can be unreasonably withheld and/or payment of a transfer fee, unless such consent is given or Purchaser pays such transfer fee; and

(ii) all other technology (including computer software) which can only be transferred by Vendor to Purchaser pursuant hereto if Vendor does not retain the right to use the technology.

(q) "**Facilities**" means all unit facilities under any unit agreement applicable to the Petroleum Substances and all other field facilities whether or not solely located on or under the surface of the Lands (or lands with which the Lands are pooled) and that are used for production, gathering, treatment, compression, transportation, injection, water disposal, measurement, processing, storage or other operations respecting the PNG Rights or the Petroleum Substances produced therefrom, including any applicable battery, separator, compressor station, gathering system, pipeline, production storage facility or warehouse, which other field facilities are in each case specifically identified in Schedule "C".

(r) "**GAAP**" means, as of any time, generally accepted accounting principles in Canada as at such time;

(s) "**GST**" means the goods and services tax imposed under Part IX of the GST Legislation.

(t) "**GST Legislation**" means the *Excise Tax Act*, 1980 R.S.C., c. E-15.

(u) "**Government Authority**" means a federal, provincial, territorial or municipal government or government department, agency, board or authority (including a court of law).

(v) "**Hazardous Substances**" means hazardous, deleterious, or toxic substances; oilfield wastes; radioactive material; asbestos; polychlorinated biphenyls; pollutants; contaminants; dangerous goods; and unrefined and refined petroleum products; including all substances, materials and wastes regulated under Applicable Law relating to the Environment or health and safety matters.

(w) "**Income Tax Act**" means the *Income Tax Act* R.S.C. 1985, c. 1 (5th Supplement).

(x) "**Lands**" means the lands set forth and described in Schedule "A".

(y) "**Liabilities**" means any and all liabilities and obligations, whether under common law, in equity, under Applicable Law or otherwise, whether tortious, contractual, vicarious, statutory or otherwise, whether absolute or contingent, and whether based on fault, strict liability or otherwise.

(z) "**Losses**" means, in respect of a Person and in relation to a matter, any and all losses, damages, costs, expenses, charges (including all penalties, assessments and fines) which such Person suffers, sustains, pays or incurs in connection with such matter and includes Taxes, reasonable costs of legal counsel (on a solicitor and client basis) and other professional advisors and consultants and reasonable costs of investigating and defending Claims arising from the matter, regardless of whether such Claims are sustained.

(aa) "**Miscellaneous Interests**" means the entire right, title, estate and interest of Vendor in and to all property, assets, interests and rights associated with, or used in connection with, the PNG Rights or the Tangibles (other than the PNG Rights and the Tangibles themselves), including the following to the extent they relate to the PNG Rights or the Tangibles:

(i) contracts and agreements, including the Title and Operating Documents;

(ii) records, files, reports, data and information, including well files, lease files, agreement files and production records;

(iii) the Transferred Seismic;

(iv) Surface Interests; and

(v) Wells, including the wellbores thereof and the casing therein;

but excluding the Excluded Assets.

(bb) "**Operations**" means any and all operations on or in respect of the PNG Rights or the Tangibles, including drilling, completing, testing, recompleting, deepening, plugging back, side tracking, whipstocking, fracing, stimulating, equipping, operating and abandoning Wells, the construction, repair, expansion, decommissioning, maintenance and operation of Facilities and the production, treatment, storage, processing, gathering, compression and transportation of Petroleum Substances.

(cc) "**Party**" means Vendor or Purchaser and "**Parties**" means Vendor and Purchaser, collectively.

(dd) "**Permits**" means permits, licenses, approvals and authorizations issued or granted by Governmental Authorities.

(ee) "**Person**" means any individual or entity, including any partnership, body corporate, trust, unincorporated organization, union, government or Government Authority and any heir, executor, administrator or other legal representative of an individual.

(ff) "**Petroleum Substances**" means petroleum, natural gas, coalbed methane and all related hydrocarbons (including liquid hydrocarbons) and all other substances, whether liquids, gases or solids and whether hydrocarbons or not (except coal but including sulphur) produced in association with petroleum, natural gas or related hydrocarbons.

(gg) "**Plan of Arrangement**" means the plan of arrangement set forth as Schedule A to the Arrangement Agreement.

(hh) "**PNG Rights**" means the entire right, title, estate and interest of Vendor in and to mines and minerals (including Petroleum Substances, coal and other minerals) within, under or upon lands in the **[Spur/NorthSask]** Areas (including lands unitized or pooled therewith), whether or not set forth in Schedule "B", including all rights of Vendor set forth in Schedule "B" in:

(i) rights (including fee simple interests, leasehold interests and working interests) to drill for and produce, save and market Petroleum Substances from the Lands;

(ii) lessor royalties, overriding royalties, net profits interests and similar interests entitling the holder thereof to a share of the Petroleum Substances produced from the Lands or to receive payments calculated by reference to the quantity of such production, the proceeds from the sale thereof or the profits therefrom; and

(iii) rights to acquire any of the foregoing.

(ii) "**Production Inventory**" means Petroleum Substances owned by Vendor which were produced from the Lands or lands pooled or unitized therewith prior to the Adjustment Time and which are not past the point of delivery to the buyer thereof on the Adjustment Time.

(jj) "**Prospect Rights**" means the exclusive right to:

(i) all existing analysis and interpretations developed by the employees and consultants of the Vendor based upon all information and data comprising the Miscellaneous Interests; and

(ii) analyze, interpret and use, all information and data comprising the Miscellaneous Interests,

in whatever form, tangible or intangible, for the purpose of developing plays, exploiting, developing and producing Petroleum Substances, and acquiring additional PNG Rights, in each case, within the **[Spur/NorthSask]** Areas;

(kk) "**Purchase Price**" means the amount set forth in Section 2.2.

(ll) "**Related Parties**" means, in reference to a Party, its directors, officers and employees and its Affiliates and its Affiliates' and their directors, officers and employees.

(mm) "**Release**" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Hazardous Substance, an oilfield waste or produced water.

(nn) "**Right of First Refusal**" means a right of first refusal, pre-emptive right of purchase or similar contractual right under the Title and Operating Documents or otherwise whereby a Third Party has the right to purchase or acquire any of the Assets because of Vendor's agreement to dispose of the Assets to Purchaser.

(oo) "**Sales Taxes**" means the tax imposed under the *Provincial Sales Tax Act* (Saskatchewan) or the equivalent sales tax of any other relevant jurisdiction, and similar taxes (if any) payable in respect of the purchase and sale of the Assets pursuant hereto.

(pp) "**Seismic Data**" means the raw data associated with a seismic line together with all records, books, documents, licences and reports associated with such data and all sale, trading and reproduction rights related to such data and all interpretations derived from such data, including without limitation:

(i) all permanent records of basic field data including, but not limited to, any and all microfilm or paper copies of seismic driller's reports, monitor records, observer's reports and survey notes and any and all copies of magnetic field tapes or conversions thereof;

(ii) all permanent records of the processed field data including, but not limited to, any and all microfilm or paper copies of shot point maps, pre- and post-stacked record sections including amplitude, phase and structural displays, post-stack data manipulations including filters, migrations and wavelet enhancements, and any and all copies of final stacked tapes and any manipulations and conversions thereof;

(iii) in the case of 3D seismic, in addition to the foregoing, all permanent records or bin locations, bin fold, static corrections, surface elevations and any other relevant information; and

(iv) any and all interpretations of the foregoing.

(qq) "**Specific Conveyances**" means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer Vendor's title to the Assets to Purchaser and to novate Purchaser into the Title and Operating Documents that are contracts in the place and stead of Vendor to the extent they relate to the Assets.

(rr) "**[Spur/NorthSask] Areas**" means the areas shown in red on the land plat attached hereto as Schedule "A".

(ss) "**[Spur/NorthSask] Note**" means the $• unsecured, subordinated promissory note issued by Purchaser to **[Vendor]** concurrent herewith.

(tt) "**Surface Interests**" means all rights of Vendor to enter upon, use, occupy and enjoy the surface of lands for purposes related to the use, ownership or operation of the PNG Rights, the Wells or the Tangibles or gaining access thereto, whether the same are held in fee simple, by lease, by right-of-way, or otherwise.

(uu) "**Tangibles**" means all of Vendor's right, title, estate and interest (including leasehold interests) in all tangible depreciable equipment and facilities, including the Facilities, which are used or held for use in the production, dehydration, processing, gathering, treatment, measurement, storage or transportation of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, including: gas plants; oil batteries; buildings; compressors; production equipment; active, inactive or decommissioned pipelines and tangible equipment; wellheads; pipelines; gathering lines; flow lines; pipeline connections; meters; generators; motors; compressors; treaters; dehydrators; scrubbers; separators; pumps; pumpjacks; tanks and boilers, spare parts and supplies, motorized vehicles; SCADA and maintenance management systems; satellite communications equipment and field offices and leasehold improvements, furniture and office supplies located therein, but excluding the Excluded Assets.

(vv) "**Taxes**" means all income, capital, sales, excise, value added, goods and services, customs, and property taxes, fees, assessments, withholdings and charges imposed by any Government Authority and any penalties, interest, fines or additions attributable to or imposed on or with respect to any such taxes, fees, assessments, withholdings or charges, including, GST and all applicable Sales Taxes.

(ww) "**Third Party**" means any Person other than Vendor, Purchaser and their Affiliates.

(xx) "**Thirteenth Month Adjustment**" means a reconciliation payment made pursuant to an agreement which provides that during a period (usually a calendar year) revenues, fees and\or expenses will be distributed or paid on the basis of estimates thereof and following the end of the period (usually the first calendar month after the end of the period), the actual amount of the revenues and\or costs will be determined and a reconciliation between the estimated amounts and the actual amounts will be made.

(yy) "**Title and Operating Documents**" means:

(i) petroleum and\or natural gas leases, permits and licenses (whether freehold or Crown) and similar instruments;

(ii) agreements relating to the ownership, operation or development of the Assets entered into in the normal course of the oil and gas business, including, without limitation: (A) operating agreements, unit agreements and unit operating agreements; (B) agreements for the construction, ownership and operation of gas plants, pipelines, gas gathering systems and similar facilities; (C) pooling agreements, royalty agreements, farmin and farmout agreements; (D) participation and subparticipation agreements; (E) trust declarations and agreements; (F) agreements providing for the gathering measurement, processing, compression or transportation of Petroleum Substances; (G) well operating contracts; and (H) surface leases, pipeline easements, road use agreements and other contracts granting Surface Rights; and

(iii) Permits pertaining to the ownership of the Assets or Operations;

(zz) "**Transferred Seismic**" means the Seismic Data described in Schedule "D"; and

(aaa) "**Wells**" means all wells located in the **[Spur/NorthSask]** Areas, including all producing, shut-in, suspended, abandoned, capped, injection and disposal wells and including the wells listed in Schedule "C".

1.2 Interpretation

Unless otherwise stated or the context otherwise requires, in this Agreement:

(a) a reference to any agreement or instrument, including this Agreement, is a reference to the agreement or instrument as varied, amended, modified, or supplemented or replaced from time to time;

(b) the terms "**in writing**" or "**written**" include printing, typewriting or facsimile transmission;

(c) a reference to a statute is a reference to: (i) such enactment as amended or reenacted from time to time and every statute that may be substituted therefor; and (ii) the regulations, bylaws or other subsidiary legislation made pursuant to such statute as amended or restated from time to time;

(d) words importing the singular number only include the plural and *vice versa*, and words importing the use of any gender include all genders;

(e) if a term is defined in this Agreement, a derivative of that term shall have a corresponding meaning;

(f) a reference to time refers to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in Alberta;

(g) a reference to "Dollars" means Canadian;

(h) "including" and "includes" mean "including without limitation" and "includes without limitation";

(i) the headings of Articles, Sections, and Subsections are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(j) the terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement in its entirety and include any agreement supplemental hereto; and

(k) a reference to an Article, Section, Subsection Paragraph or Schedule is a reference to an Article, Section, Subsections, Paragraph or Schedule of or to this Agreement.

1.3 Schedules

The following Schedules are attached hereto and form part hereof:

Schedule "A"	**[Spur/NorthSask]** Areas
Schedule "B"	Lands and PNG Rights
Schedule "C"	Wells and Facilities
Schedule "D"	Transferred Seismic

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Vendor hereby sells, assigns, transfers and conveys the Assets to Purchaser and Purchaser hereby purchases the Assets from Vendor effective as of the Effective Time.

2.2 Purchase Price

The aggregate consideration paid by Purchaser to Vendor for the Assets is $• plus the Capital Expenditure Amount (the "**Purchase Price**"). Without limiting the provisions of Article 6, the Purchase Price is not subject to adjustment.

2.3 Payment of Purchase Price

The Parties confirm that the Purchase Price has been paid, in full, by the issuance of the **[Spur/NorthSask]** Note to Vendor, the receipt of which is hereby acknowledged by Vendor.

2.4 Allocation of Purchase Price

The Parties agree that the Purchase Price shall be allocated among the Assets for all purposes (including for purposes of the Income Tax Act and GST Legislation) as follows:

(a)	to the PNG Rights	$•.00
(b)	to the Tangibles	$•.00
(c)	to the Miscellaneous Interests and Prospect Rights	$1.00

2.5 GST

The Parties agree that they will make a joint election pursuant to subsection 167(1) of the GST Legislation in prescribed form. If the election is not available to the Parties for any reason, Vendor shall invoice Purchaser for the applicable GST associated with the transfer of the ACT Other Assets and Purchaser will pay the GST to Vendor, as well as any interest or penalties for which Vendor is liable as a result of having made the election hereunder. Each Party represents that it holds a valid GST registration account number.

2.6 Taxes

The Purchase Price does not include Sales Tax. Purchaser shall be solely liable for any and all Taxes, including Sales Taxes (but excluding Taxes imposed on income of Vendor) imposed by a Government Authority in respect of the completion of the purchase and sale of the Assets pursuant hereto. If Vendor, as agent for the Crown, is required to collect such Taxes, Purchaser shall pay the aggregate amount of such Taxes to Vendor on demand. Vendor shall remit such amount to the appropriate authorities in accordance with applicable legislation.

2.7 Delineation of Assets after Closing

The Parties acknowledge that although they have prepared the Schedules attached hereto diligently and with good faith they recognize that there may be unintended errors or misdescriptions which are not, in the aggregate, material. To ensure the accuracy of the Schedules, the Parties will, after the date hereof, jointly undertake a project to review and correct the specific descriptions of the Assets in order to eliminate the possibility in the future of uncertainty as to whether a particular asset, right or interest was or was not sold, transferred and assigned to Purchaser pursuant hereto. If the Parties are unable to agree upon whether a particular asset, right or interest was or was not sold, transferred and assigned to Purchaser hereunder, the dispute shall be resolved in accordance with Article 8. Upon completion of such project the Parties will jointly acknowledge, in writing, that such project has been completed.

ARTICLE 3
CONVEYANCING MATTERS

3.1 Specific Conveyances

To the extent the Specific Conveyances are not prepared prior to the execution and delivery of this Agreement, Vendor shall prepare the Specific Conveyances, at its cost, promptly after the date hereof. Purchaser shall be responsible, at its cost, for the circulation of Specific Conveyances to Third Parties and the registration of Specific Conveyances at public registry offices in accordance with accepted oil and gas industry practices.

3.2 Deliveries and Access

(a) Vendor shall deliver or cause to be delivered to Purchaser within a reasonable period of time, the original copies of the Title and Operating Documents and any other agreements and documents in its possession related to the Assets and the original copies of contracts, agreements, records, books, documents, licenses, reports and data included in the Miscellaneous Interests, which are now in the possession of Vendor. Notwithstanding the foregoing, if and to the extent such contracts, agreements, records, books, documents, licenses, reports and data also pertain to interests other than the Assets, at Vendor's expense, photocopies or other copies may be provided to Purchaser in lieu of original copies.

(b) Purchaser shall, upon request and after reasonable notice from Vendor, provide reasonable access at Purchaser's offices during its normal business hours to the agreements and documents to which the Assets are subject and the contracts, agreements, records, books, documents, licenses, reports and data included in the Miscellaneous Interests which are then in the possession of Purchaser and to make copies thereof as Vendor may require for purposes relating to its ownership of the Assets prior to the date hereof (including taxation matters) or the calculation of adjustments pursuant to Article 6.

3.3 Vendor to Represent Purchaser Until Interests Conveyed

Until Purchaser is novated into an agreement which is a Title and Operating Document in the place of Vendor insofar as the Title and Operating Document pertains to the Assets, Vendor shall act as Purchaser's agent thereunder (including to serve operation notices and authorizations for expenditure) as Purchaser reasonably and lawfully directs. Vendor shall have no liability to Purchaser hereunder in respect of or arising in connection with any acts or omissions of Vendor in its capacity as agent of Purchaser under this Section 3.3 except to the extent resulting from the gross negligence or wilful misconduct of Vendor. Purchaser shall be liable to Vendor for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor and indemnify and save harmless Vendor from and against all Claims made against Vendor in connection with Vendor acting as agent of Purchaser under this Section 3.3, except to the extent resulting from the gross negligence or wilful misconduct of Vendor. An act or omission by Vendor in its capacity as agent of Purchaser under this Section 3.3 shall not constitute the gross negligence or wilful misconduct of Vendor if such act or omission is done at the request of Purchaser or with its express or implied consent or approval.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Vendor

Vendor represents and warrants to Purchaser that:

(a) Organization and Standing: the Partnership is a general partnership duly formed under the laws of Alberta and Profico is a body corporate duly incorporated and subsisting under the *Business Corporations Act* (Alberta) and each of them is duly qualified under the jurisdictions in which is it required to be qualified in order to own the Assets.

(b) Authorization, Execution and Enforceability: The execution, delivery and performance of this Agreement has been duly and validly authorized by any and all requisite corporate action on the part of Vendor and will not result in any violation of, be in conflict with or constitute a default under its articles of amalgamation or bylaws. This Agreement constitutes a valid and binding obligation of Vendor enforceable against Vendor in accordance with its terms subject to the qualification that such enforceability may be subject to: (i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or equity).

(c) No Finder's Fee: Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this Agreement or the transactions to be effected by it for which Purchaser shall have any obligation or liability.

(d) Residency: Vendor is not a "non-resident" of Canada within the meaning of Section 116 of the Income Tax Act.

4.2 Limitation of Representations and Warranties

(a) Vendor makes no representations or warranties of any kind or nature, express or implied (whether by common law, equity or otherwise) except as expressly set forth in Section 4.1 and in particular, and without limiting the generality of the foregoing, Vendor hereby expressly negates and disclaims, and shall not be liable for (whether as a tort, a contractual liability, in equity, at common law, by statute or otherwise), any representations or warranties made or alleged to have been made in this Agreement or any other document, instrument, statement or information made or communicated to Purchaser or its Related Parties or representatives in any manner, with respect to:

(i) the value of the Assets or the future cash therefrom;

(ii) the Environmental condition of any lands or assets or any Environmental Liability;

(iii) the quality, condition, fitness, merchantability or suitability of use for any purpose of any tangible, depreciable equipment or property that forms part of the Assets;

(iv) any engineering or geological information or interpretations thereof, or any economic evaluations;

(v) title to the Assets; and

(vi) any Liabilities or Claims related to the Assets or Operations.

(b) Subject to the terms and conditions of this Agreement, Purchaser acknowledges and confirms that it is purchasing the Assets on an "as is-where is" basis without representation and warranty.

4.3 Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor that:

(a) Organization and Standing: Purchaser is a body corporate duly amalgamated and subsisting under the *Business Corporations Act* (Alberta) and is duly qualified under the jurisdictions in which is it required to be qualified in order to own the Assets.

(b) Authorization, Execution and Enforceability: The execution, delivery and performance of this Agreement has been duly and validly authorized by any and all requisite corporate action on the part of Purchaser and will not result in any violation of, be in conflict with or constitute a default under its articles of incorporation or bylaws. This Agreement constitutes a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms subject to the qualification that such enforceability may be subject to: (i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or equity).

(c) No Finder's Fee: Purchaser has not incurred any obligation or liability, contingent or otherwise, for broker's or finder's fees in respect of this Agreement or the transactions to be effected by it for which Vendor shall have any obligation or liability.

ARTICLE 5
LIABILITIES AND INDEMNITIES

5.1 Assumed Liabilities

Subject to Article 6, Purchaser hereby assumes and agrees to duly and punctually perform, pay and discharge;

(a) subject to sub-paragraph (c), all obligations related to the Assets under Applicable Law or the Title and Operating Documents other than those that were required to be performed or observed prior the Adjustment Time;

(b) all obligations and Liabilities relating to the Assets that arise from or relate to acts, omissions, events or circumstances occurring after the Adjustment Time, including Losses, Liabilities and Claims arising from Operations relating to the Assets conducted after the Adjustment Time (including payment of the costs of such Operations) and payment of royalties and similar encumbrances in respect of the production of Petroleum Substances from or allocated to the PNG Rights produced after the Adjustment Time; and

(c) all Environmental Liabilities that arise from or relate to acts, omissions, events or circumstances related to, or arising from Operations relating to, the Assets, whether occurring or accruing prior to or after the Adjustment Time.

5.2 Vendors Liability and Indemnity Obligations

Subject to Sections 5.3 and 5.4 and Article 6, each Vendor shall:

(a) be liable to Purchaser and its Related Parties for all Losses and Liabilities they suffer, sustain, pay or incur; and

(b) indemnify and save Purchaser and its Related Parties harmless from and against all and Claims made against any of them

as a direct result of any act, omission, fact or circumstance which constitutes a breach of the representations and warranties of such Vendor in Section 4.1 or a breach of any covenant or agreement of such Vendor contained in this Agreement.

5.3 Purchaser Liabilities and Indemnities

Subject to Section 5.4 and Article 6, Purchaser shall:

(a) be liable to Vendors and their Related Parties for all Losses and Liabilities they suffer, sustain, pay or incur; and

(b) indemnify and save harmless Vendors and their Related Parties from and against all and Claims made against them

(i) as a direct result of any act, omission, fact or circumstance which constitutes a breach of the representations and warranties of Purchaser in Section 4.3 or a breach of any covenant or agreement of Purchaser contained in this Agreement; (ii) connected with or relating to the liabilities assumed pursuant to Section 5.1; and (iii) connected with or relating to any Rights of First Refusal.

5.4 Limitations on Liabilities and Indemnities

(a) A Party shall not be liable to, or required to indemnify and save harmless, the other Party or the other Party's Related Parties pursuant to this Article 5 in respect of Losses, Liabilities or Claims to the extent they are:

(i) reimbursed or reimbursable to the other Party or its Related Parties by insurance; or

(ii) caused by or result from the negligence or wilful misconduct of the other Party or any of its Related Parties after the date hereof.

(b) No Claim under Section 5.1, Section 5.3 in respect of a breach of a representation or warranty by a Party, shall be made or be enforceable by the other Party, whether by legal proceedings or otherwise, unless written notice of such Claim, with reasonable particulars, is given by such Party to the Party against whom such Claim is made within a period of 12 months from the date hereof.

(c) No Claim shall be made by a Party in respect of a breach of the representations, warranties and covenants made by the other Party in this Agreement except pursuant to this Article 5.

(d) The Parties acknowledge and agree that the limitations of liability and the remedies provided in this Article 5 are reasonable and represent the agreed upon allocation between the Parties of all risks and liabilities, whether known or unknown, actual or contingent, pertaining to the conveyance of the Assets from Vendors to Purchaser pursuant to this Agreement.

5.5 Indemnification Procedure – Third Party Claims

If a Party receives notice of the commencement or assertion against it of any Claim made by a Third Party for which such Party seeks or intends to seek indemnification under this Article 5, the Party shall give the other Party reasonably prompt written notice thereof. Such notice shall describe such Third Party Claim in reasonable detail. The other Party shall have the right to participate in or to elect, within one month of receiving such notice, to assume the defence of any such Third Party Claim at its own expense and using its own legal counsel, and the indemnified Party shall co-operate in good faith in such defence. The indemnified Party shall have the right to participate in the defence of any such Third Party Claim, assisted by counsel of its own choosing and if representation of the indemnified Party and the indemnifying Party by the same counsel would be inappropriate due to conflicting interests of the two Parties, the indemnifying Party shall also be responsible for the separate legal costs incurred by the indemnified Party. The indemnified Party shall not have the right to settle or compromise, or propose to settle or compromise, any such Third Party Claim without the consent of the indemnifying Party.

ARTICLE 6
POST-RECONCILIATION OF ACCOUNTS

6.1 Post-Closing Reconciliation of Costs and Revenues

(a) The Parties acknowledge and agree that:

(i) except as otherwise provided in this Article 6, Vendor is entitled to the revenues and benefits from the ownership and operation of the Assets accrued prior to the Adjustment Time and shall be responsible for payment of all costs pertaining to the ownership, operation and development of such Assets incurred or accrued prior to the Adjustment Time;

(ii) except as otherwise provided in this Article 6, Purchaser is entitled to all revenues (including production revenues) and benefits from the ownership and operation of the Assets accrued from and after the Adjustment Time and, except as otherwise provided in this Article 6, shall be responsible for payment of all costs pertaining to the ownership, operation and development of the Assets incurred or accrued after the Adjustment Time;

(iii) all costs incurred in connection with work performed or goods or services provided in respect of the Assets shall be deemed to have accrued as of the date the work was performed or the goods or services were delivered, regardless of the times such costs became payable;

(iv) advances and deposits made by a Vendor to operators, government authorities or other Persons prior to the Adjustment Time to secure such Vendor's obligations shall be dealt with as follows:

(A) to the extent they are in respect of costs or expenses that have accrued prior to the date hereof, they shall be applied to the payment thereof; and

(B) otherwise, such advances and deposits shall not be included in the Assets, but shall continue to be the property of Vendor and no accounting shall be made in respect thereof, provided that if the Parties agree that any such advance or deposit shall be transferred to Purchaser, Purchaser shall account Vendor for the amount thereof;

(v) no accounting shall be made in respect of:

(A) rentals and similar payments required to preserve any of the Title and Operating Documents;

(B) income taxes; or

(C) property taxes and similar payments levied with respect to the Assets (including Alberta Freehold Mineral Taxes); and

(vi) production revenues shall be apportioned between a Vendor and Purchaser on a *per diem* basis, on the basis of the number of days in the period to which the production revenues relates that are before and after the Adjustment Time; and

(b) All amounts received by Purchaser to which Vendor is entitled pursuant to the provisions of Section 6.1(a) shall be held by Purchaser in trust for Vendor and all amounts received by Vendor to which Purchaser is entitled pursuant to the provisions of Section 6.1(a) shall be held by Vendor in trust for Purchaser. Vendor shall reimburse Purchaser for all amounts paid by Purchaser which are the responsibility of Vendor pursuant to the provisions of Section 6.1(a) and Purchaser shall reimburse Vendor for all amounts paid by Vendor which are the responsibility of Purchaser pursuant to the provisions of Section 6.1(a).

(c) Unless otherwise agreed to by the Parties:

(i) Purchaser shall pay to Vendor, at the end of each month, commencing January 31, 2006 and ending December 31, 2006, the net amount, if any, of the amounts held in trust by it pursuant to Section 6.1(b) and the amounts for which it is entitled to be reimbursed pursuant to Section 6.1(b). If the amounts held in trust by Purchaser pursuant to Section 6.1(b), at the end of such month, are less than the amounts for which it is entitled to be reimbursed pursuant to Section 6.1(b), Purchaser shall invoice Vendor for the difference and Vendor shall pay such invoice to Purchaser within thirty (30) days of receipt thereof; and

(ii) Vendor shall pay to Purchaser, at the end of each month, commencing January 31, 2006 and ending December 31, 2006, the net amount, if any, of the amounts held in trust by it pursuant to Section 6.1(b) and the amounts for which it is entitled to be reimbursed pursuant to Section 6.1(b). If the amounts held in trust by Vendor pursuant to Section 6.1(b), at the end of such month, are less than the amounts for which it is entitled to be reimbursed pursuant to Section 6.1(b), Vendor shall invoice Purchaser for the difference and Purchaser shall pay such invoice to Vendor within thirty (30) days of receipt thereof.

(d) Each Party shall provide the other Party, upon request and after reasonable notice, with reasonable access, at its offices and during its normal business hours, to such books and records of the Party as the other Party may reasonably require to confirm the reconciliation of amounts provided for in this Article 6, subject always to the requirement that all such information shall remain confidential.

(e) Notwithstanding the provisions of the foregoing provisions of this Article 6 shall terminate and be of no further force and effect on a date which is 1 year from the Adjustment Time in respect of any amounts received or paid by a Party after the Effective Date, but shall continue to apply to amounts received or paid by a Party prior to the Adjustment Time.

6.2 Arbitration

If a Party disputes an adjustment requested by the other Party hereunder, it shall provide written notice of its objection within twenty (20) days of receipt of such request. If the Parties are unable to resolve such dispute within thirty (30) days of receipt of such notice, the issue shall be resolved by a single arbitrator pursuant to the provisions of Section 8.1. The decision of the arbitrator shall be final and binding on the Parties and shall not be subject to review or appeal. All costs of the arbitration shall be borne by the Parties equally.

ARTICLE 7
RIGHTS OF FIRST REFUSAL

7.1 Right of First Refusals

The Parties believe that there are no Rights of First Refusal applicable to the transactions contemplated by this Agreement. Notwithstanding this, the Parties agree that if, contrary to their common understanding and belief, a person is able to establish its entitlement to a Right of First Refusal with respect to any of the Assets, or any interest therein, as a result of the completion of the transactions provided for in this Agreement, and it is able to enforce the same, Purchaser shall comply with such Right of First Refusal and transfer the affected assets to such person. Purchaser shall be entitled to retain all proceeds of such disposition. Purchaser shall indemnify and save harmless Vendor from and against any Claims that may be brought against Vendor and any Losses and Liabilities that Vendor may suffer, sustain, pay or incur as result of a breach of the foregoing covenant.

ARTICLE 8
GENERAL

8.1 Dispute Resolution

The Parties will attempt to resolve any dispute arising hereunder through consultation and negotiation in good faith. If those attempts fail, a Party may, by notice to the other Party at any time during those negotiations, refer the dispute to binding arbitration for final resolution if the matter has been expressly referenced hereunder as referable to arbitration. Any such arbitration, and any other arbitration the parties may agree to conduct hereunder, will be conducted under the National Arbitration Rules of the ADR Institute of Canada and the award made pursuant thereto will be binding upon the Parties and will not be subject to appeal.

8.2 Costs and Expenses

Except as specifically provided herein, all legal and other costs and expenses in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party which incurred the same.

8.3 Further Assurances

Each Party will, from time to time and at all times, do such further acts and execute and deliver all such further assurances, deeds and documents as shall be reasonably requested by the other Party for purposes of carrying out the terms of this Agreement, at no additional consideration.

8.4 No Merger

The covenants, representations, warranties and indemnities contained in this Agreement shall be deemed to be restated in any and all assignments, conveyances, transfers and other documents conveying the interests of Vendor in the Assets to Purchaser, subject to any and all time and other limitations contained in this Agreement. There shall

not be any merger of any covenant, representation, warranty or indemnity in this Agreement in such assignments, conveyances, transfers and other documents notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

8.5 Governing Law

This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall, in all respects, be treated as a contract made in the Province of Alberta. Except as provided in Sections 6.1 and 8.1, the Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Agreement.

8.6 Transfer of Operatorship

Nothing in this Agreement will be interpreted as an assignment of Vendor's rights as operator of any of the Assets under the Title and Operating Documents or as any assurance by Vendor that Purchaser will be able to serve as operator of any of the Assets.

8.7 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns. No Person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

8.8 Time of Essence

Time shall be of the essence in this Agreement.

8.9 Notices

The addresses for service of the Parties shall be as follows:

Vendor :

Profico Energy Partnership and Profico Energy Management Ltd.
P.O. Box 308, Station M
Calgary, AB T2P 2L2

Attention: President
Fax: (403) 205-3355

Purchaser :

[Spur/NorthSask] Ltd.
•
•

Attention: •
Fax: •

Any notice, communication and statement required, permitted or contemplated hereunder shall be in writing and sent by personal service, facsimile or other means and shall be deemed received when delivery or reception of the transmission is complete except that, if such delivery or transmission is sent on a Saturday, Sunday or day when the receiving Party's office is not open for the regular conduct of business, or on or after 4:00 p.m., such notice or communication shall be deemed to be received on the next Business Day that such office is open for the regular

conduct of business. A Party may from time to time change its address for service or its fax number or both by giving written notice of such change to the other Party at its above address.

8.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

8.11 Waiver

Except as otherwise provided in this Agreement, no failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred. Except as otherwise provided in this Agreement, no waiver of any provision of this Agreement, including, this Section 8.11, shall be effective otherwise than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of the Party making such waiver.

8.12 Amendment

This Agreement shall not be varied or amended by oral agreement or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

8.13 Agreement Not Severable

This Agreement extends to the whole of the Assets and is not severable without Purchaser's express written consent or as otherwise herein provided.

8.14 Public Announcements

No public announcement or press release concerning the sale and purchase of the Assets shall be made by a Party without the prior written consent and approval of the other Party; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any Government Authority or to the public if required by Applicable Law or the rules of a stock exchange. A Party which proposes to make such a public disclosure shall, to the extent reasonably possible, provide the other Parties with a draft of such statement at least eight Business Days prior to its release to enable such other Parties to review such draft and advise that Party of any comments each may have with respect thereto.

8.15 Counterpart Execution

This Agreement may be executed by facsimile and in counterpart, no one copy of which need be executed by Vendor and Purchaser, provided that any Party executing by facsimile shall promptly provide the other Party with an original of its signed execution page of this Agreement. A valid and binding contract shall arise if and when counterpart execution pages (including as may be delivered by facsimile) are executed and delivered by Vendor and Purchaser.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

PROFICO ENERGY MANAGEMENT LTD.

Per: ______________________________
•

PROFICO ENERGY PARTNERSHIP, by its managing partner, Profico Energy Management Ltd.

Per: ______________________________
•

[SPUR/NORTHSASK] LTD.

Per: ______________________________
•

SCHEDULE "A"

to the Conveyance dated •, 2006 between Profico Energy Partnership, Profico Energy Management Ltd. and •.

[Spur/NorthSask] AREAS

SCHEDULE "B"

to the Conveyance dated •, 2006 between Profico Energy Partnership, Profico Energy Management Ltd. and •.

LANDS AND PNG RIGHTS

SCHEDULE "C"

to the Conveyance dated •, 2006 between Profico Energy Partnership, Profico Energy Management Ltd. and •.

WELLS AND FACILITIES

SCHEDULE "D"

to the Conveyance dated •, 2006 between Profico Energy Partnership, Profico Energy Management Ltd. and •.

TRANSFERRED SEISMIC DATA

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF PROFICO

Profico hereby represents and warrants to the Acquiror and AcquisitionCo that:

1. *Organization.* Each of Profico and its Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. All of the outstanding shares of capital stock and other ownership interests of its Subsidiaries are validly issued, fully paid and non-assessable and all such shares and other ownership interests owned directly or indirectly by Profico are owned free and clear of all material Encumbrances and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of its Subsidiaries except, in each case, pursuant to the restrictions on transfer contained in constating or foundation documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership, co-owner, co-tenancy or joint venture agreements, or pursuant to existing financing arrangements involving Subsidiaries, in each case as Disclosed by Profico. The names and jurisdictions of incorporation of each of Profico's Subsidiaries has been Disclosed by Profico to Acquiror and AcquisitionCo. Each of Profico and each Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Profico.

2. *Capitalization.* The authorized capital of Profico consists of an unlimited number of Profico Shares, an unlimited number of non-voting shares, an unlimited number of first preferred shares, issuable in series, and an unlimited number of second preferred shares, issuable in series. As at April 23, 2006, there were 7,892,224 Profico Shares and no other shares outstanding. As at April 23, 2006, there were 360,523 Profico Options outstanding, providing for the issuance of 360,523 Profico Shares upon the exercise thereof. Except as described in the immediately preceding sentence, there are no options, warrants, purchase rights, subscription rights, conversion privileges, exchange rights or preemptive rights or other rights, agreements, arrangements or other commitments of a similar nature to which Profico or a Subsidiary is bound relating to the issued or unissued share capital of Profico or such Subsidiary or obligating Profico or any Subsidiary to issue any shares of, or other equity interest in, Profico or any Subsidiary or securities or obligations of any kind convertible into or exchangeable for any shares of Profico, any Subsidiary or any other person, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Profico or any Subsidiary and Profico is not party to any escrow, voting trust or similar arrangement effecting Profico Shares. There have been no Profico Shares issued since December 31, 2005, other than pursuant to the exercise or payment of Profico Options. All outstanding Profico Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Profico or any Subsidiary having the right to vote (or that are convertible for, exercisable into or exchangeable for securities having the right to vote) on any matter on which the holders of the Profico Shares may vote. There are no outstanding contractual obligations of Profico or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Profico Shares or any shares of any Subsidiary with respect to the voting or disposition of any outstanding Profico Shares or share of any Subsidiary.

3. *Authority*. Profico has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Profico, the performance by Profico of its obligations under this Agreement and the consummation by Profico of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors of Profico and, subject to Profico Securityholder approval, no other corporate proceedings on the part of Profico are necessary to authorize this Agreement or the transactions contemplated hereby other than in connection with the approval by the Board of Directors of Profico of the Joint Information Circular. This Agreement has been duly executed and delivered by Profico and constitutes a legal, valid and binding obligation of Profico, enforceable against Profico in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as Disclosed by Profico, the execution and delivery by Profico, the consumation by Profico or any of its Subsidiaries of the transactions contemplated hereby nor the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(a) result in a violation or breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give rise to any termination rights, or the amendment, acceleration or cancellation of or give rise to or change any rights or obligations of any person under any provision of:

(i) its or any Subsidiaries' certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or similar document or any other agreement or understanding with any party holding an ownership interest in any Subsidiary;

(ii) any applicable Law; or

(iii) any note, bond, mortgage, indenture, loan agreement, deed of trust, contract, agreement, lease, licence, franchise, lien, permit or other interest or obligation to which Profico or any Subsidiary is a party or is bound or is subject;

(b) give rise to any right of termination or acceleration of indebtedness, or cause any third party indebtedness owing by it to come due before its stated maturity or cause any available credit to cease to be available which is material to Profico or its Subsidiaries taken as a whole; or

(c) result in the imposition of, give rise to or trigger any Encumbrance upon any of its assets or the assets of any Subsidiary, or restrict, hinder, impair or limit the ability of Profico or any Subsidiary to carry on the business of Profico or any Subsidiary as and where it is now being carried on,

which would, individually or in the aggregate, have a material adverse effect on Profico or materially impede the completion of the Arrangement or the other transactions contemplated hereby.

4. *Consents and Approvals.*

(a) No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Profico and its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Profico of the transactions contemplated hereby other than:

(i) any approvals required by the Interim Order;

(ii) the Final Order;

(iii) filings with the Registrar under the ABCA and filings with Securities Authorities;

(iv) filings, approvals and expiry of waiting periods under the *Competition Act* (Canada); and

(v) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, materially impede the completion of the Arrangement or the transactions contemplated hereby.

(b) No consent, approval, or authorization is required under any material contract, agreement, licence, franchise or permit to which Profico or any of its Subsidiaries is bound or is subject in connection with the execution and delivery of this Agreement or the consummation by Profico of the transactions contemplated hereby, where failure to obtain such consent, approval or authorization would, individually or in the aggregate, have a material adverse effect on Profico and its Subsidiaries, taken as a whole.

5. *No Defaults.* Neither Profico nor any of its Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any material contract, agreement or licence to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, have a material adverse effect on Profico. Neither Profico nor any of its Subsidiaries is in violation of any applicable Laws which could have a material adverse effect on Profico or any of its Subsidiaries.

6. *Data and Information.* The data and information in respect of Profico and its assets, reserves, liabilities, business and operations provided by Profico in the virtual data room maintained by Tristone Capital Inc. was accurate and correct in all material respects as at their respective dates, in respect of any such information, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at April 23, 2006. Profico has no knowledge of any material adverse change to the oil and gas reserves of Profico from that disclosed in such data and information.

7. *Securities Commission Matters.* No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Profico, no such proceeding is, to the knowledge of Profico, pending, contemplated or threatened and Profico is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to Profico or its securities.

8. *Financial Advisors.* Profico has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay or have Acquiror or AcquisitionCo pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Tristone Capital Inc. has been retained as Profico's financial and strategic advisors in connection with certain matters, including the transactions contemplated hereby. Profico has delivered to Acquiror and AcquisitionCo true and current copies of all agreements between Profico and these financial advisers which could give rise to the payment of any fees to such financial advisers. Profico may only retain additional financial advisors with the prior written consent of Acquiror and AcquisitionCo.

9. *Board Endorsement.* The Board of Directors of Profico that participated in the meeting held to consider the Arrangement has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Profico and the Profico Securityholders, has unanimously determined that the Arrangement is fair, from a financial point of view, to Profico Securityholders and has resolved to unanimously recommend approval of the Arrangement by Profico Securityholders.

10. *Shareholder Rights Plans.* Profico is not a party to and, prior to the Effective Date, Profico will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Profico Shares or other securities of Profico or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

11. *Flow Through Shares.* Profico does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of Profico that have not yet been fully expended and renounced and reflected in the Profico Financial Statements, other than as disclosed in writing to Acquiror and AcquisitionCo prior to the date hereof.

12. *Environmental Matters.* Except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on Profico as a whole, in respect of each of Profico and its Subsidiaries:

    (a) it is not in violation of any applicable Environmental Laws;

    (b) it has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

    (c) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Profico or any of its Subsidiaries that have not been remedied;

(d) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Profico or any of its Subsidiaries;

(e) it has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign the occurrence of any event which is required to be so reported by any Environmental Law; and

(f) it holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta) and similar legislation in any other jurisdiction in which it conducts its business, neither Profico nor any of its Subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

13. *Subsidiaries.* The only subsidiaries of Profico are Profico Energy Partnership, 1154306 Alberta Ltd., 1141692 Alberta Ltd., 765942 Alberta Ltd., Spur Resources Ltd. and Northsask Natural Gas Ltd., Profico legally and beneficially owns all of the outstanding shares and other securities or interests of each of the Subsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such Subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such Subsidiary.

14. *Reporting Issuer Status.* Profico is not a "reporting issuer" or equivalent in any jurisdiction.

15. *Taxes.* Other than as described in the Profico Disclosure Letter, neither Profico nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Profico or any of its Subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as Disclosed by Profico, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Profico or any of its Subsidiaries. Profico and its Subsidiaries have withheld any Taxes required to be withheld by the applicable Laws and the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable governmental authority. Profico and each of its Subsidiaries have timely filed, or caused to be filed, all tax returns required to be filed by them (all of which returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all taxes that are due and payable, collectible and remittable in each case, except for any such tax returns or taxes the non-filing or non-payment of which have not had a material adverse effect on Profico or which are being contested in good faith, and Profico has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any taxes for

the period covered by such financial statements that have not been paid, whether or not shown as being due on any tax returns.

16. *Royalty and Other Interests.* Other than as contemplated by the Arrangement or through their ownership of Range Royalty Limited Partnership partnership units, no director, officer, insider or other non-arm's length party to Profico or any of its Subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Profico or any of its Subsidiaries that will be effective after the Effective Date.

17. *Non-Arm's Length Debt.* No director, officer, insider or other non-arm's length party of Profico or any of its Subsidiaries is indebted to Profico or any of its Subsidiaries.

18. *Guarantees, Indemnities, etc.* Except for indemnity agreements with its directors and officers, neither Profico nor any of its Subsidiaries is a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

19. *Operating Practise.* Any and all operations of Profico and its Subsidiaries, and to the best of Profico's knowledge, any and all operations by third parties, on or in respect of the assets and properties of Profico or any of its Subsidiaries, have been conducted in compliance with good oilfield practices.

20. *Engineering Reports.* Profico made available to GLJ Petroleum Consultants Ltd. ("**GLJ**"), prior to the issuance of the report dated December 21, 2005 and effective December 31, 2005 (the "**GLJ Report**"), for the purpose of preparing such report, all information requested by GLJ, which information did not contain any material misrepresentation at the time such information was so provided. Profico has no knowledge of a material adverse change in any information provided to GLJ since that date. Profico believes that the GLJ Report complies with the requirements of National Instrument 51-101 and believes that the GLJ Report reasonably presented the quantity and pre-tax present worth values of estimated oil and gas reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the GLJ Report was prepared and the assumptions as to commodity prices and costs contained therein. GLJ has not reevaluated any of the reserves of Profico since the GLJ Report.

21. *Oil and Gas Title.* Although it does not warrant title, Profico does not have reason to believe that Profico or any of its Subsidiaries do not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "**Interests**") and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under Profico, other than related to bank financing or those arising in the ordinary course of business, and, to the knowledge of Profico after due inquiry, Profico and each of its Subsidiaries holds its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Interest would not have a material adverse effect upon Profico and its Subsidiaries (taken as a whole).

22. *Title Defects.* Profico is not aware of any defects, failures or impairments in the title of Profico or any of its Subsidiaries to its oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of the oil and gas reserves of Profico or any of its Subsidiaries shown in the GLJ Report; (B) the current production of Profico or any of its Subsidiaries; or (C) the current cash flow of Profico or any of its Subsidiaries.

23. *Withholdings.* Profico has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Effective Date and has remitted such withheld amounts.

24. *Source Deductions.* Within the prescribed periods to the appropriate Governmental Entity, Profico has remitted all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper Governmental Entity within the time required by applicable Law. Profico has charged, collected and remitted on a timely basis all taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Profico.

25. *Unpaid Taxes.* To Profico's knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and gas assets prior to the date hereof have been properly and fully paid and discharged, and there are no unpaid taxes or assessments which could result in a lien or charge on its oil and gas assets.

26. *Non-Compete Agreements.* Neither Profico nor any of its Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region, transfer or move any of its assets or operations, where such covenant would have a material adverse affect on the business of Profico and its Subsidiaries taken as a whole.

27. *Insurance.* The policies of insurance in force at the date hereof naming Profico as an insured and as disclosed to Acquiror and AcquisitionCo prior to the date hereof to the knowledge of Profico, remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

28. *Bank Facility.* Profico is not in default under its existing bank facility.

29. *Audit Letters.* Profico has provided (or, upon written request from either Acquiror or AcquisitionCo, will provide with the consent of Profico's auditors) to Acquiror and AcquisitionCo copies of all management recommendation letters relating to Profico or any of its Subsidiaries received from Profico's current auditor or any previous auditor during the two years prior to the date hereof.

30. *Absence of Changes.* Except as Disclosed by Profico, since December 31, 2005:

    (a) Profico and its Subsidiaries have conducted their businesses only in the ordinary and regular course of business consistent with past practice;

(b) other than in the ordinary and regular course of business consistent with past practice, Profico and its Subsidiaries have not incurred any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or in the aggregate, have a material adverse effect on Profico;

(c) neither Profico nor any of its Subsidiaries has incurred or suffered individually or in the aggregate a material adverse change;

(d) there has not occurred any damage, destruction or loss that is not fully covered by insurance (subject to normal deductibles) that would, individually or in the aggregate, have a material adverse effect on Profico;

(e) there has not occurred or arisen individual capital expenditure or commitment, or a series of related capital expenditure or commitments by Profico or its Subsidiaries exceeding $5 million;

(f) there has not occurred any change in accounting methods or practices (including any change in revenue recognition, capitalization, depreciation or amortization policies or rates) by Profico except as may be required to comply with Canadian GAAP;

(g) there has not occurred any material revaluation by Profico of any of its assets;

(h) there has not occurred any loan by Profico or its Subsidiaries to any person or entity, incurrence by Profico or its Subsidiaries of any indebtedness, issuance or sale of any debt securities of Profico or its Subsidiaries or guaranteeing of any debt securities of others except pursuant to its existing credit facilities;

(i) there has not occurred any increase in or modification of the compensation payable or to become payable by Profico or its Subsidiaries to any of their respective directors, officers or employees, or any grant to any such director, officer or employee of any increase in entitlements under, or general institution of, retention, severance or termination programs or pay, in each case, other than annual increases consistent with past practice or as a result of promotions in the ordinary course of business;

(j) there has not occurred, the adoption by Profico or its Subsidiaries of, any increase in or modification of any bonus, pension, retention, insurance or benefit arrangement (including the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of their respective directors, officers or employees, in each case, other than annual increases consistent with past practice, as required under Law or collective agreements, or as a result of promotions in the ordinary course of business;

(k) Profico has not split, combined, reclassified or amended the material terms of any of its outstanding securities or any securities of its Material Entities, or declared, set aside or paid any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Profico Shares; and

(l) Profico has not entered into any interest rate, currency or commodity swaps, hedges or other similar financial instruments other than in the ordinary course of business and consistent with past practice.

31. *Employment Agreements*

(a) Except as set forth in the Profico Disclosure Letter, there are no contracts of employment entered into by Profico or any Subsidiary with any director, officer or employee of Profico or any Subsidiary which would entitle such employee to receive enhanced benefits or payments upon Profico entering into this Agreement or any of the other documents contemplated by this Agreement to which Profico is a party or upon the consummation of the transactions contemplated hereby.

(b) Neither Profico nor any Subsidiaries:

(i) is party to any collective bargaining agreement; or

(ii) has any current, pending or threatened strikes (including official or unofficial strikes or other labour relations difficulties), work stoppage, slowdown or lockouts, union representation or organizing activities or unlawful labour practices or actions.

(c) Except as disclosed in the Profico Disclosure Letter, neither Profico nor any Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or threatened, or any litigation, actual or threatened, relating to employment or termination of employment of employees or independent contractors.

32. *Financial Statements*. The audited consolidated statements of income and retained earnings and cash flows of Profico for the fiscal years ended December 31, 2005 and 2004, the audited consolidated balance sheets of Profico as at December 31, 2005 and 2004 (collectively, the "**Profico Financial Statements**"), were prepared in accordance with Canadian GAAP consistently applied and fairly present in all material respects the consolidated financial condition of Profico at the respective dates indicated and the results of operations and cash flows of Profico (on a consolidated basis) for the periods covered and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Profico and its Subsidiaries on a consolidated basis as at the dates thereof.

33. *Books and Records*. The corporate records, minute books, financial books, records and accounts of Profico and its Subsidiaries, in all material respects:

(a) have been maintained in accordance with good business practices on a basis consistent with prior years;

(b) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Profico and its Subsidiaries; and

(c) accurately and fairly reflect the basis for the Profico Financial Statements.

Profico has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary: (A) to permit preparation of financial statements in conformity with Canadian GAAP, or any other criteria applicable to such statements; and (B) to maintain accountability for assets. Profico's and its Subsidiaries' corporate records and minute books have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects.

34. *Litigation, Etc.* Except as Disclosed by Profico:

(a) there is no claim, suit, action, proceeding or investigation pending or, to the knowledge of Profico, threatened against or relating to Profico or any Subsidiary or affecting any of their properties or assets before any court or governmental or regulatory authority or body or other Governmental Entity which would, if adversely determined, individually or in the aggregate, have a material adverse effect on Profico or prevent or delay the consummation of the Arrangement; and

(b) neither Profico nor any Subsidiary nor their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree which has or would, individually or in the aggregate, have a material adverse effect on Profico or prevent or delay consummation of the Arrangement or other transactions contemplated by this Agreement.

35. *Contingent Liabilities.* Except as Disclosed by Profico, neither Profico nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except:

(a) liabilities or obligations set forth in the audited consolidated balance sheet of Profico as of December 31, 2005; or

(b) liabilities or obligations incurred since December 31, 2005 in the ordinary course of business consistent with past practice, none of which have had or would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Profico.

36. *Insurance.* All policies of insurance in force as of the date hereof naming Profico as an insured shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the Arrangement or transactions contemplated hereby, other than such cancellations as would not, individually or in the aggregate, have a material adverse effect on Profico.

37. *Employee Benefits*

(a) Other than the employee compensation and benefit obligations of Profico and its Subsidiaries, Disclosed by Profico or as described in the Profico Disclosure Letter (collectively referred to as the "**Profico Plans**"), Profico has no pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Profico or any of its Subsidiaries. Profico has complied, in all material respects, with all the terms of, and all applicable Laws in respect of, all Profico Plans, and all Profico Plans are fully funded and in good standing with such regulatory authorities as may be applicable.

(b) There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Profico Plans or their assets which would, individually or in the aggregate, have a material adverse effect on Profico.

38. *Properties*. Profico and its Subsidiaries have good and sufficient title to the real property interests necessary to permit the operation of its businesses as presently owned and conducted, except for such failures of title that would not, individually or in the aggregate, have a material adverse effect on Profico. All such properties and assets, other than properties and assets in which Profico or any Subsidiary has leasehold interest, are free and clear of all Encumbrances, other than those Encumbrances that, in the aggregate, have not had and could not reasonably be expected to have a material adverse effect.

39. *Licences, Etc*. Profico and each of its Subsidiaries owns, possesses, or has obtained and is in compliance in all material respects with, all licences, permits (including Environmental Approvals), certificates, orders, grants, approvals and other authorizations ("**Permits**") of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted, other than those the failure to own, possess, obtain or be in compliance with would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Profico. No suspension or cancellation of any of the Permits is pending, or to the knowledge of Profico, threatened except where the suspension or cancellation of any of the Permits have not had and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on Profico.

40. *Material Contracts*. Except as Disclosed by Profico, there is no contract to which Profico or any of its Subsidiaries is a party or by which any of them or their respective properties or assets are bound that:

(a) if terminated, would reasonably be expected to have a material adverse effect on Profico;

(b) is a contract or group of related contracts which involves payments to or by Profico or any of its Subsidiaries of more than $100,000 per annum (other than contracts with suppliers and customers entered into in the ordinary course of business);

(c) is a contract in which a change of control of Profico has any effect on the terms of the contract;

(d) is a contract that contains any non-competition obligations or otherwise restricts in any material way the business of Profico or any of its Subsidiaries;

(e) is a partnership or joint venture agreement in which Profico or any of its Subsidiaries participates as a general partner or joint venturer other than in the ordinary course of business;

(f) is a contract pursuant to which Profico or any of its Subsidiaries provides an indemnification to any other person (other than Profico or a wholly-owned Subsidiary), other than contracts with suppliers, distributors, sales representatives and customers entered into in the ordinary course of business or contracts with insurers, professional advisors, underwriters, lenders and in connection with indemnities provided to its directors and officers (the contracts described in items (a) to (f) collectively, the "**Material Contracts**").

Except as Disclosed by Profico, all Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Profico and its Subsidiaries in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity), Profico and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not to Profico's knowledge alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND ACQUISITIONCO

The Acquiror and AcquisitionCo hereby represents and warrants to Profico that:

1. *Organization.* Each of Acquiror and its Subsidiaries (including AcquisitionCo) has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. AcquisitionCo is a wholly-owned subsidiary of Acquiror incorporated for the purpose of acquiring the Profico Shares pursuant to the Arrangement Agreement and the Arrangement and has carried on no other business. All of the outstanding shares of capital stock and other ownership interests of its Subsidiaries are validly issued, fully paid and non-assessable and all such shares and other ownership interests owned directly or indirectly by Acquiror are owned free and clear of all material Encumbrances and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of its Subsidiaries except, in each case, pursuant to the restrictions on transfer contained in constating or foundation documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership, co-owner, co-tenancy or joint venture agreements, or pursuant to existing financing arrangements involving Subsidiaries, in each case as Disclosed by Acquiror. The names and jurisdictions of incorporation of each of its Subsidiaries has been Disclosed by Acquiror. Each of Acquiror, AcquisitionCo and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Acquiror.

2. *Capitalization.* The authorized capital of Acquiror consists of an unlimited number of Acquiror Trust Units and an unlimited number of special voting rights and the authorized capital of AcquisitionCo consists of an unlimited number of common shares. As at April 23, 2006, there were 36,771,285 Acquiror Trust Units and 1 special voting units of Acquiror and no other units outstanding. As at April 23, 2006, there were 1,318,850 rights outstanding, providing for the issuance of 1,318,850 Acquiror Trust Units upon the exercise thereof and there were 542,217 exchangeable shares of FET Resources Ltd. outstanding, entitling the holder's to acquire an aggregate of 761,289 Acquiror Trust Units upon the exchange thereof. As at April 23, 2006 there was 1 common share of AcquisitionCo and no other shares outstanding. Except as described in the immediately preceding sentences, there are no options, warrants, purchase rights, subscription rights, conversion privileges, exchange rights or preemptive rights or other rights, agreements, arrangements or other commitments of a similar nature to which Acquiror or AcquisitionCo or a Subsidiary is bound relating to the issued or unissued share capital of Acquiror, AcquisitionCo or such Subsidiary or obligating Acquiror or any Subsidiary to issue any trust unit or shares of, or other equity interest in, Acquiror, AcquisitionCo or any Subsidiary or securities or obligations of any kind convertible into or exchangeable for any trust units or shares of Acquiror, AcquistionCo any Subsidiary or any other person, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Acquiror, AcquisitionCo or any Subsidiary. There have been no Acquiror Trust Units issued since December 31, 2005, other than pursuant to the exercise or payment of rights to acquire Aquiror Trust Units or the exchange of exchangeable shares of FET Resources Ltd., issued pursuant to the Acquiror's executive bonus plan or disclosed on the Public Record. All outstanding Acquiror Trust Units have been duly authorized and are validly

issued and outstanding as fully paid and non-assessable trust units, free of pre-emptive rights. All outstanding AcquisitionCo common shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Acquiror, AcquisitionCo or any Subsidiary having the right to vote (or that are convertible for, exercisable into or exchangeable for securities having the right to vote) on any matter on which the holders of the Acquiror Trust Units may vote. There are no outstanding contractual obligations of Acquiror, AcquistionCo or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Acquiror Trust Unit or any shares or other equity units of any Subsidiary with respect to the voting or disposition of any outstanding Acquiror Trust Units or any shares or other equity interest of any Subsidiary.

3. *Authority*. Each of Acquiror and AcquisitionCo has the requisite legal or corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquiror and AcquisitionCo, the performance by Acquiror and AcquisitionCo of their obligations under this Agreement and the consummation by Acquiror and AcquisitionCo of the transactions contemplated by this Agreement have been duly authorized by the Boards of Directors of the administrator of Acquiror and AcquisitionCo and, subject to Acquiror Unitholder approval, no other legal or corporate proceedings on the part of Acquiror and AcquisitionCo are necessary to authorize this Agreement or the transactions contemplated hereby other than in connection with the approval by the Board of Directors of the administrator of Acquiror of the Joint Information Circular. This Agreement has been duly executed and delivered by each of Acquiror and AcquisitionCo and constitutes a legal, valid and binding obligation of each of Acquiror and AcquisitionCo, enforceable against Acquiror and AcquisitionCo in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by each of Acquiror and AcquisitionCo of this Agreement, the consummation by Acquiror and AcquisitionCo or any of their Subsidiaries of the transactions contemplated hereby nor the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not in respect of each of Acquiror and AcquisitionCo:

(a) result in a violation or breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give rise to any termination rights, or the amendment, acceleration or cancellation of or give rise to or change any rights or obligations of any person under any provision of:

(i) its or any Subsidiaries' certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or similar document or any other agreement or understanding with any party holding an ownership interest in any Subsidiary;

(ii) any applicable Law; or

(iii) any note, bond, mortgage, indenture, loan agreement, deed of trust, contract, agreement, lease, license, franchise, lien, permit or other interest or obligation to which Acquiror or AcquisitionCo or any Subsidiary is a party to or is bound or is subject;

(b) give rise to any right of termination or acceleration of its indebtedness, or cause any third party indebtedness owing by it to come due before its stated maturity or cause any of its available credit to cease to be available which is material to Acquiror or its Subsidiaries taken as a whole; or

(c) result in the imposition of any Encumbrance upon any of its assets or the assets of any Subsidiary, or restrict, hinder, impair or limit the ability of Acquiror or AcquisitionCo or any Subsidiary to carry on the business of Acquiror, AcquisitionCo or any Subsidiary as and where it is now being carried on or as and where it may be carried on,

which would, individually or in the aggregate, have a material adverse effect on Acquiror or materially impede the completion of the Arrangement or the other transactions contemplated hereby.

4. *Consents and Approvals.*

(a) No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Acquiror, AcquisitionCo and any of their Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Acquiror and AcquisitionCo of the transactions contemplated hereby other than:

(i) filings with the Registrar under the ABCA, filings with Securities Authorities and the approval of the Toronto Stock Exchange;

(ii) filings, approvals and expiry of waiting periods under the *Competition Act* (Canada); and

(iii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, materially impede the completion of the Arrangement or the transactions contemplated hereby.

(b) No consent, approval, or authorization is required under any material contract, agreement, licence, franchise or permit to which Acquiror or AcquisitionCo is bound or is subject in connection with the execution and delivery of this Agreement or the consummation by Acquiror and AcquisitionCo of the transactions contemplated hereby, where failure to obtain such consent, approval or authorization would, individually or in the aggregate, have a material adverse effect on the Acquiror or AcquisitionCo, taken as a whole.

5. *Litigation, Etc.* There is no claim, action, proceeding or investigation pending or, to the knowledge of Acquiror or AcquisitionCo, threatened against or relating to Acquiror or AcquisitionCo or any Subsidiary or affecting any of their properties or assets before any court or governmental or regulatory authority or body and no material fact exists that, if adversely determined, would materially impede the completion of the Arrangement or the other transactions contemplated hereby. Neither Acquiror nor AcquisitionCo nor any Subsidiary is subject to any outstanding order, writ, injunction or decree that would materially impede the completion of the Arrangement or the other transactions contemplated hereby.

6. *Sufficient Funds*. Acquiror will have financing in place in order to provide sufficient funds to pay the aggregate Cash Consideration in accordance with the terms of the Arrangement.

7. *Share Ownership*. Neither Acquiror nor AcquisitionCo, nor their respective affiliates, is the beneficial owner of any Profico Shares.

8. *No Defaults*. Neither Acquiror or AcquisitionCo nor any of their Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any material contract, agreement or licence to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, have a material adverse effect on Acquiror or AcquisitionCo. Neither Acquiror or AcquisitionCo nor any of their Subsidiaries is in violation of any applicable Laws which could have a material adverse effect on Acquiror or AcquisitionCo or any of their Subsidiaries.

9. *Data and Information.* The data and information in respect of Acquiror or AcquisitionCo and its assets, reserves, liabilities, business and operations provided by Acquiror or AcquisitionCo to Profico was accurate and correct in all material respects as at the respective dates thereof and, in respect of any such information, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at April 23, 2006. Acquiror or AcquisitionCo has no knowledge of any material adverse change to the oil and gas reserves of Acquiror or AcquisitionCo from that disclosed in such data and information.

10. *Public Record.* The information and statements set forth in the information filed by the Acquiror after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (the "**Public Record**") as at the date hereof, as relates to the Acquiror, are true, correct, and complete in all material respects and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to the Acquiror which is not disclosed in the Public Record, and the Acquiror has not filed any confidential material change reports which continue to be confidential.

11. *Securities Commission Matters.* No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Acquiror or AcquisitionCo, no such proceeding is, to the knowledge of Acquiror or AcquisitionCo, pending, contemplated or threatened and Acquiror or AcquisitionCo is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to Acquiror or AcquisitionCo or their securities.

12. *Financial Advisors.* Acquiror and AcquisitionCo have not retained any financial advisor, broker, agent or finder, or paid or agreed to pay or have Profico pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Scotia Capital Inc. have been retained as Acquiror and AcquisitionCo's financial and strategic advisors in connection with certain matters, including the transactions contemplated hereby. Acquiror and AcquisitionCo have delivered to Profico true and current copies of all agreements between Acquiror or AcquisitionCo and these financial advisers which could give rise to the payment of any fees to such financial advisers. Acquiror or AcquisitionCo may only retain additional financial advisors with the prior written consent of Profico.

13. *Board Endorsement.* The Board of Directors of the Acquiror and AcquisitionCo that participated in the meetings held to consider the Arrangement have unanimously approved the Arrangement and approved this Agreement, determined that the Arrangement and this Agreement are in the best interests of Acquiror and the Acquiror Unitholders, has determined that the Arrangement is fair to the Acquiror Unitholders and has resolved to recommend approval of the Arrangement and the other matters to be considered at the Acquiror Meeting by Acquiror Unitholders.

14. *Environmental Matters.* Except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on Acquiror or AcquisitionCo as a whole, in respect of each of Acquiror or AcquisitionCo and their Subsidiaries:

(a) it is not in violation of any applicable Environmental Laws;

(b) it has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Acquiror or AcquisitionCo or any of their Subsidiaries that have not been remedied;

(d) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Acquiror or AcquisitionCo or any of their Subsidiaries;

(e) it has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign the occurrence of any event which is required to be so reported by any Environmental Law; and

(f) it holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta) and similar legislation in any other jurisdiction in which it conducts its business, neither Acquiror or AcquisitionCo nor any of their Subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

15. *Reporting Issuer Status.* Acquiror is a "reporting issuer" or equivalent in each province of Canada.

16. *Taxes.* Neither Acquiror or AcquisitionCo nor any of their Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Acquiror or AcquisitionCo or any of their Subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as Disclosed by Acquiror, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Acquiror or AcquisitionCo or any of their Subsidiaries. Acquiror or AcquisitionCo and their Subsidiaries have withheld any Taxes required to be withheld by the Applicable Laws and the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable governmental authority.

17. *Engineering Reports.* Acquiror and AcquisitionCo made available to Paddock Lindstrom & Associates Ltd. ("**Paddock**") and McDaniel & Associates Consultants Ltd. ("**McDaniel**") prior to the issuance of the reports effective December 31, 2005 (collectively, the "**Acquiror Engineering Report**"), for the purpose of preparing such report, all information requested by Paddock and McDaniel, which information did not contain any material misrepresentation at the time such information was so provided. Acquiror or AcquisitionCo has no knowledge of a material adverse change in any information provided to Paddock and McDaniel since that date. Acquiror and AcquisitionCo believe that the Acquiror Engineering Report complies with the requirements of National Instrument 51-101 and believes that the Acquiror Engineering Report reasonably presented the quantity and pre-tax present worth values of estimated oil and gas reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the Acquiror Engineering Report was prepared and the assumptions as to commodity prices and costs contained therein. Paddock and McDaniel have not reevaluated any of the reserves of Acquiror or AcquisitionCo since the Acquiror Engineering Report.

18. *Title.* Although it does not warrant title, Acquiror or AcquisitionCo do not have reason to believe that Acquiror or AcquisitionCo or any of their Subsidiaries do not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "**Interests**") and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under Acquiror or AcquisitionCo, other than related to bank financing or those arising in the ordinary course of business, and, to the knowledge of Acquiror or AcquisitionCo after due inquiry, Acquiror or AcquisitionCo and each of their Subsidiaries holds its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Interest would not have a material adverse effect upon Acquiror or AcquisitionCo and their Subsidiaries (taken as a whole).

19. *Title Defects.* Acquiror or AcquisitionCo is not aware of any defects, failures or impairments in the title of Acquiror or AcquisitionCo or any of their Subsidiaries to its oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of the oil and gas reserves of Acquiror or AcquisitionCo or any of their Subsidiaries shown in the applicable independent engineering report attributable to such properties; (B) the current production of Acquiror or AcquisitionCo or any of their Subsidiaries; or (C) the current cash flow of Acquiror or AcquisitionCo or any of their Subsidiaries.

20. *Non-Compete Agreements.* Neither Acquiror or AcquisitionCo nor any of their Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region, transfer or move any of its assets or operations, where such covenant would have a material adverse affect on the business of Acquiror or AcquisitionCo and their Subsidiaries taken as a whole.

21. *Bank Facility.* Acquiror or AcquisitionCo is not in default under its existing bank facility.

22. *Audit Letters.* Acquiror or AcquisitionCo has provided (or, upon written request from either Profico, will provide with the consent of Acquiror or AcquisitionCo's auditors) to Profico copies of all management recommendation letters relating to Acquiror or AcquisitionCo or any of its Subsidiaries received from Acquiror or AcquisitionCo's current auditor or any previous auditor during the two years prior to the date hereof.

23. *Absence of Changes.* Except as Disclosed by Acquiror or as set forth in the Public Record, since December 31, 2005:

(a) Acquiror or AcquisitionCo and their Subsidiaries have conducted their businesses only in the ordinary and regular course of business consistent with past practice;

(b) other than in the ordinary and regular course of business consistent with past practice, Acquiror or AcquisitionCo and their Subsidiaries have not incurred any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or in the aggregate, have a material adverse effect on Acquiror or AcquisitionCo;

(c) neither Acquiror or AcquisitionCo nor any of their Subsidiaries has incurred or suffered individually or in the aggregate a material adverse change;

(d) there has not occurred any damage, destruction or loss that is not fully covered by insurance (subject to normal deductibles) that would, individually or in the aggregate, have a material adverse effect on Acquiror or AcquisitionCo;

(e) there has not occurred any change in accounting methods or practices (including any change in revenue recognition, capitalization, depreciation or amortization policies or rates) by Acquiror or AcquisitionCo except as may be required to comply with Canadian GAAP; and

(f) there has not occurred any material revaluation by Acquiror or AcquisitionCo of any of its assets.

24. *Financial Statements.* The audited consolidated statements of income and retained earnings and cash flows of Acquiror for the fiscal years ended December 31, 2005 and 2004 and the audited consolidated balance sheets of Acquiror as at December 31, 2005 and 2004 (collectively, the "**Acquiror Financial Statements**") were prepared in accordance with Canadian GAAP consistently applied and fairly present in all material respects the consolidated financial condition of Acquiror at the respective dates indicated and the results of operations and cash flows of Acquiror (on a consolidated basis) for the periods covered and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Acquiror, AcquistionCo and their Subsidiaries on a consolidated basis as at the dates thereof.

25. *Books and Records.* The corporate records, minute books, financial books, records and accounts of Acquiror or AcquisitionCo and their Subsidiaries, in all material respects:

(a) have been maintained in accordance with good business practices on a basis consistent with prior years;

(b) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Acquiror or AcquisitionCo and their Subsidiaries; and

(c) accurately and fairly reflect the basis for Acquiror or AcquisitionCo's financial statements.

Acquiror or AcquisitionCo has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary: (A) to permit preparation of financial statements in conformity with Canadian GAAP, or any other criteria applicable to such statements; and (B) to maintain accountability for assets. Acquiror or AcquisitionCo's and their Subsidiaries' corporate records and minute books have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects.

26. *Litigation, Etc.* Except as Disclosed by Acquiror:

(a) there is no claim, suit, action, proceeding or investigation pending or, to the knowledge of Acquiror or AcquisitionCo, threatened against or relating to Acquiror or AcquisitionCo or any of their Subsidiaries or affecting any of their properties or assets before any court or governmental or regulatory authority or body or other Governmental Entity which would, if adversely determined, individually or in the aggregate, have a material adverse effect on Acquiror or AcquisitionCo or prevent or delay the consummation of the Arrangement; and

(b) neither Acquiror or AcquisitionCo nor any of their Subsidiaries nor their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree which has or would, individually or in the aggregate, have a material adverse effect on Acquiror or AcquisitionCo or prevent or delay consummation of the Arrangement or other transactions contemplated by this Agreement.

27. *Contingent Liabilities.* Except as Disclosed by Acquiror, neither Acquiror or AcquisitionCo nor any of their Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except:

(a) liabilities or obligations set forth in the audited consolidated balance sheet of Acquiror as of December 31, 2005; or

(b) liabilities or obligations incurred since December 31, 2005 in the ordinary course of business consistent with past practice, none of which have had or would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Acquiror or AcquisitionCo.

28. *Insurance.* All policies of insurance in force as of the date hereof naming Acquiror or AcquisitionCo as an insured shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the Arrangement or transactions contemplated hereby, other than such cancellations as would not, individually or in the aggregate, have a material adverse effect on Acquiror or AcquisitionCo.

29. *Tax Matters.* Acquiror or AcquisitionCo and each of their Subsidiaries have timely filed, or caused to be filed, all tax returns required to be filed by them (all of which returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all taxes that are due and payable, collectible and remittable in each case, except for any such tax returns or taxes the non-filing or non-payment of which have not had a material adverse effect on Acquiror or AcquisitionCo or which are being contested in good faith, and Acquiror or AcquisitionCo has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any taxes for the period covered by such financial statements that have not been paid, whether or not shown as being due on any tax returns.

30. *Properties.* Acquiror or AcquisitionCo and their Subsidiaries have good and sufficient title to the real property interests necessary to permit the operation of its businesses as presently owned and conducted, except for such failures of title that would not, individually or in the aggregate, have a material adverse effect on Acquiror or AcquisitionCo. All such properties and assets, other than properties and assets in which Acquiror or AcquisitionCo or any of their Subsidiaries has leasehold interest, are free and clear of all Encumbrances, other than those Encumbrances that, in the aggregate, have not had and could not reasonably be expected to have a material adverse effect.

31. *Licences, Etc.* Acquiror or AcquisitionCo and each of their Subsidiaries owns, possesses, or has obtained and is in compliance in all material respects with, all licences, permits (including Environmental Approvals), certificates, orders, grants, approvals and other authorizations ("**Permits**") of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted, other than those the failure to own, possess, obtain or be in compliance with would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Acquiror or AcquisitionCo. No suspension or cancellation of any of the Permits is pending, or to the knowledge of Acquiror or AcquisitionCo, threatened except where the suspension or cancellation of any of the Permits have not had and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on Acquiror or AcquisitionCo.

32. *Material Contracts.* Except as set forth in the Public Record, there is no contract to which Acquiror or AcquisitionCo or any of their Subsidiaries is a party or by which any of them or their respective properties or assets are bound that:

    (a) if terminated, would reasonably be expected to have a material adverse effect on Acquiror or AcquisitionCo;

    (b) is a partnership or joint venture agreement in which Acquiror or AcquisitionCo or any of their Subsidiaries participates as a general partner or joint venturer other than with other Subsidiaries or in the ordinary course of business;

(c) is a contract pursuant to which Acquiror or AcquisitionCo or any of their Subsidiaries provides an indemnification to any other person (other than Acquiror or AcquisitionCo or a wholly-owned Subsidiary), other than contracts with suppliers, distributors, sales representatives and customers entered into in the ordinary course of business or contracts with insurers, professional advisors, underwriters, lenders and in connection with indemnities provided to its directors and officers (the contracts described in items (a) to (c) collectively, the "**Material Contracts**").

Except as Disclosed by Acquiror, all Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Acquiror or AcquisitionCo and their Subsidiaries in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity), Acquiror or AcquisitionCo and their Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not to Acquiror or AcquisitionCo's knowledge alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder; and

33. *Investment Canada.* Each of Acquiror and AcquisitionCo is not a "Non-Canadian" for purposes of the *Investment Canada Act* (Canada).

SCHEDULE E

Voting Agreement

April __, 2006

Dear Securityholder:

Re: Agreement to Vote

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the securityholder and in consideration of the entering into by Focus Energy Trust ("Acquiror") of an agreement with Profico Energy Management Ltd. ("Profico") (the "Arrangement Agreement") relating to the proposed arrangement involving Profico, the Acquiror, FCo Acquisition Corp., certain other entities and the shareholder and optionholders of Profico (the "Arrangement"), the securityholder agrees as follows:

Unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the Arrangement Agreement.

1. Ownership of Profico Shares and Profico Options

Acquiror understands that the securityholder is the beneficial owner, directly or indirectly, of at least the number of: (a) common shares (the "Profico Shares") of Profico; and (b) options to acquire common shares of Profico (the "Profico Options") set forth in the securityholders' acceptance at the end of this letter agreement ("Agreement") (collectively, the "Subject Securities").

2. Revocation of Previous Proxies

The securityholder hereby revokes any and all previous proxies with respect to the Subject Securities.

3. Covenants of the Securityholder

The securityholder covenants and agrees that, until the Release Date, as defined below, the securityholder shall:

(a) attend (either in person or by proxy) any meeting of the securityholders of Profico convened for the purposes of considering the Arrangement (including any adjournments and postponements thereof), and at such meeting, vote all of the Subject Securities (other than Profico Options in respect of which the securityholder has exercised his or her right to have Profico repurchase such

Profico Options in accordance with their terms) in favour of the Arrangement and all matters related thereto;

(b) except for all such actions that are permitted under section 5 hereof, vote against: (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization, or liquidation involving Profico other than the Arrangement and any transaction related thereto; (ii) a sale or transfer of a material amount of assets of Profico (other than as contemplated by the Arrangement Agreement) or the issuance of any securities of Profico (other than pursuant to the exercise of the Profico Options); or (iii) any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Arrangement;

(c) not sell, transfer, assign, pledge, or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment or other disposition of the Subject Securities (other than Profico Options in respect of which the securityholder has exercised his or her right to have Profico repurchase such Profico Options in accordance with their terms or as contemplated herein or by the Arrangement Agreement) or permit any affiliate of the securityholder to do any of the foregoing;

(d) not exercise any rights of dissent or appraisal in respect of any resolution approving the Arrangement or any aspect thereof or matter related thereto, and not to exercise any other securityholder rights or remedies available at common law or pursuant to the *Business Corporations Act* (Alberta) or in any manner delay, hinder, prevent, interfere with or challenge the Arrangement;

(e) not, subject to section 5 hereof, except as may be specifically permitted pursuant to the Arrangement Agreement, directly or indirectly:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to the businesses of Profico or its properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

(f) promptly notify Acquiror upon any of undersigned's representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect

prior to the Release Date, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof); and

(g) on or before the Effective Date, the securityholder covenants and agrees to exercise his or her right to have Profico repurchase all of the securityholder's Profico Options as contemplated by the Arrangement Agreement.

For the purposes of this Agreement "Release Date" means the earlier of: (i) the Effective Time on the Effective Date of the Arrangement; or (ii) the date the Arrangement Agreement is terminated.

4. Representations and Warranties of the Securityholder

The securityholder hereby represents and warrants to Acquiror, as of the date of this Agreement and on the Effective Date, that:

(a) the securityholder is the legal and beneficial owner of, or exercises control or direction over, the Subject Securities free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute; and

(b) the securityholder is duly authorized to execute and deliver this Agreement and this letter is a valid and binding agreement, enforceable against the securityholder in accordance with its terms, and the consummation by the securityholder of the transaction contemplated hereby will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the securityholder will be a party and by which the securityholder will be bound at the time of such consummation.

5. No Limit on Fiduciary Duty

Nothing contained in this Agreement will: (a) restrict, limit or prohibit the securityholder (or any individual who is counsel to Profico) from exercising (in his or her capacity as a director or officer or as counsel) his or her fiduciary duties to Profico under applicable law; or (b) require the securityholder, in his or her capacity as an officer of or counsel to Profico, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of Profico's board of directors undertaken in the exercise of their fiduciary duties.

6. Termination

It is understood and agreed that the respective rights and obligations hereunder of Acquiror and the securityholder shall cease and this Agreement shall terminate on the Release Date.

7. Amendment

Except as expressly set forth herein, this Agreement constitutes the entire agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto.

8. Assignment

No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties.

9. Disclosure

Prior to first public disclosure of the existence and terms and conditions of this Agreement, neither of the parties hereto shall disclose the existence of this Agreement or any details hereof, or the possibility of the Arrangement or any terms or conditions or other information concerning the Arrangement to any person other than the securityholder's advisors, directors and officers of Profico, without the prior written consent of the other party hereto, except to the extent required by law. The existence and terms and conditions of this Agreement may be disclosed by Profico and Acquiror in the press release issued in connection with the execution of the Arrangement Agreement, and other public disclosure documents in accordance with applicable securities legislation.

10. Further Assurances

The securityholder shall from time to time and at all times hereafter at the request of Acquiror but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.

11. Successors

This Agreement will be binding upon, enure to the benefit of and be enforceable by the securityholder and their respective successors.

12. Time of the Essence

Time shall be of the essence of this Agreement.

13. Unenforceable Terms

If any provision of this Agreement or the application thereof to any party or circumstance shall be invalid or unenforceable to any extent the remainder of this Agreement or application of such provision to a party or circumstance other than those to which it is held invalid or unenforceable shall not be affected thereby and each remaining provision of this Agreement shall be valid and shall be enforceable to the fullest extent permitted by law.

14. Applicable Law

This Agreement shall be governed and construed in accordance with the laws of the Province of Alberta without regard to any conflicts of law provisions.

15. Counterpart Execution

This letter may be signed by fax and in counterparts, which, together, shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

FOCUS ENERGY TRUST, by FET Resources Ltd.

Per: ______________________________

Acceptance by the Securityholder

The foregoing is hereby accepted as of and with effect from the ____ day of April, 2006 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over the Subject Securities indicated below:

____________________ Profico Shares

____________________ Profico Options

____
Witness

____
Signature of Securityholder or, if a corporation, authorized signing officer

____
Name of Securityholder (Please Print)

FOCUS ENERGY TRUST

FORM 51-102F3 - MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

   Focus Energy Trust
   3300, 205 - 5th Avenue S.W.
   Calgary, AB T2P 2V7

2. **Date of Material Change:**

   April 23, 2006.

3. **News Release**

   A press release disclosing the material change was issued through Canada Newswire on April 23, 2006.

4. **Summary of Material Change:**

   On April 23, 2006 Focus Energy Trust ("Focus" or the "Acquiror") announced that it had entered into an arrangement agreement (the "Agreement") with Profico Energy Management Ltd. ("Profico") whereby Focus will acquire the Shackleton and Southwest Saskatchewan properties of Profico by way of a plan of arrangement (the "Arrangement"). Under the terms of the Arrangement, Focus will issue 31 million trust units, 10 million limited partnership units, exchangeable for trust units on a one-for-one basis, and pay $92.8 million to Profico shareholders. In addition, Focus will assume approximately $87.2 million of net debt of Profico. On completion of the Arrangement, the shareholders of Profico will own approximately 51% of the Focus trust units, calculated on a fully diluted basis.

   As part of the Arrangement three new directors will be appointed to the board of directors of FET Resources Ltd., the administrator of Focus, namely Mr. Clayton H. Woitas, Mr. David P. O'Brien and Mr. Jeff S. Lebbert.

   The Arrangement is subject to regulatory and court approval, the approval of a majority of the unitholders of Focus and the approval of 66 2/3% of the shareholders and optionholders of Profico. It is expected that meetings will be held in late June 2006, with the Arrangement expected to close shortly thereafter.

   The parties continue to finalize the terms of the plan of arrangement pursuant to which the Arrangement will be completed. An information circular, prepared jointly by Focus and Profico, describing the Arrangement and matters relating thereto and including the plan of arrangement is expected to be mailed in mid-May 2006.

5. **Full Description of Material Change**

   On April 23, 2006 Focus Energy Trust announced that it had entered into an arrangement agreement (the "Arrangement") with Profico Energy Management Ltd. ("Profico") whereby Focus, through its wholly-owned subsidiary FET Acquisition Corp. ("AcquisitionCo"), will acquire the Shackleton and Southwest Saskatchewan properties of Profico by way of a plan of arrangement. Under the terms of the Arrangement, Focus will issue 31 million trust units, 10 million limited partnership units, exchangeable for trust units on a one-for-one basis, and pay $92.8 million to Profico shareholders. In addition, Focus will assume approximately $87.2 million of net debt of

Profico. On completion of the Arrangement, the shareholders of Profico will own approximately 51% of the Focus trust units, calculated on a fully diluted basis.

Arrangement Agreement

The following is a summary of certain provisions of the Agreement. Capitalized terms referred to in this summary of the Arrangement Agreement and not otherwise defined herein have the same meaning as set forth in the Agreement, a copy of which is available on Focus' issuer profile on SEDAR at *www.sedar.com.*

Pursuant to the Agreement, each of the parties have agreed as follows:

Non Solicitation (Section 5.5 of the Agreement)

(a) Each Party shall immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any of its officers, directors, employees, advisors, representatives and agents ("Representatives")), if any, with any parties initiated before the date of the Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) None of the Parties shall, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following through any Representative or otherwise:

  (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) or take any action to solicit, initiate, knowingly encourage or facilitate any inquiries, communication or proposals regarding an Acquisition Proposal or potential Acquisition Proposal;

  (ii) participate in any negotiations or discussions regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal or potential Acquisition Proposal;

  (iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

  (iv) withhold, withdraw or modify in a manner adverse to the other Party, the approval of the Board of Directors of the other Party, if applicable, of the transactions contemplated hereby;

  (v) approve or recommend any Acquisition Proposal or potential Acquisition Proposal; or

  (vi) cause such Party to enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal;

provided however that, notwithstanding the foregoing and any other provision of the Agreement, nothing shall prevent the Board of Directors of a Party prior to the approval of the Arrangement Resolution by the Profico Securityholders at the Profico Meeting or the approval of the Arrangement and the other matters to be considered at the Acquiror

Meeting by the Acquiror Unitholders at the Acquiror Meeting, as the case may be, from considering, participating in discussions or negotiations in respect of or responding to an unsolicited bona fide written Acquisition Proposal from any person (but, subject to Section 5.6 of the Agreement, not approve, recommend, accept or enter into any agreement, arrangement or understanding with respect to such Acquisition Proposal), provided that: (A) the Board of Directors of such Party determines in good faith, after consultation with financial and outside legal advisors, that the Acquisition Proposal is a Superior Proposal; (B) the Board of Directors of such Party after consultation with outside legal advisors, determines in good faith it is necessary for such Board of Directors to take such action in order to avoid breaching its fiduciary duties; and (C) prior to entering into discussions or negotiations with any person regarding the Superior Proposal, such Party notifies the other Parties of its determination that such Acquisition Proposal constitutes a Superior Proposal;

(c) Each Party agrees not to release any third party from any confidentiality or standstill agreement to which such third party is a party, or modify or waive the terms thereof except pursuant to Section 5.6(a) of the Agreement;

(d) Promptly, and in any event within 24 hours, after the receipt by any Representatives of a Party (for purposes of Section 5.5(d) of the Agreement a "Receiving Party") of any bona fide written Acquisition Proposal, or any material amendments to such Acquisition Proposal, or any request for non-public information relating to such Party or any material Subsidiary, the Receiving Party shall notify the other Parties at first orally and then in writing. Such written notice shall include a description of the terms and conditions of any inquiry or Acquisition Proposal or any amendment thereto, the identity of the person making such inquiry or Acquisition Proposal and provide such other details of the Acquisition Proposal or inquiry as the other Parties may reasonably request, including a copy of any written Acquisition Proposal. The Receiving Party shall, upon request of the other Parties, promptly inform the other Parties of the status, including any change to the material terms, of any such Acquisition Proposal;

(e) If, prior to the approval of the Arrangement Resolution by the Profico Securityholders at the Profico Meeting or the approval of the Arrangement and the other matters to be considered at the Acquiror Meeting by the Acquiror Unitholders at the Acquiror Meeting, Profico or Acquiror or AcquisitionCo receives a request for material non-public information from a person who proposes an Acquisition Proposal in respect of Profico or Acquiror (the existence and content of which have been disclosed to Profico or Acquiror and AcquisitionCo, as the case may be), and the Board of Directors of Profico or Acquiror determines that such proposal is a Superior Proposal pursuant to Section 5.6(a) of the Agreement then, and only in such case, the Board of Directors of Profico or Acquiror, as applicable, may, subject to the execution of a confidentiality agreement, provide such person with access to information regarding Profico or Acquiror and AcquisitionCo; provided, however, that:

(i) such Party sends a copy of any such confidentiality agreement to the other Parties immediately upon its execution;

(ii) if the confidentiality agreement in question contains standstill or confidentiality provisions that are less restrictive than the comparable provisions, or omits restrictive provisions, contained in the Confidentiality Agreement, then the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provisions or to omit such restrictive provisions, as the case may be; and

(iii) the other Parties are provided with a list of, and access to, the information, if any, provided to such person that was not previously provided to the other Parties;

(f) Profico or Acquiror, as the case may be, shall reaffirm its recommendation to vote in favour of the Arrangement by press release promptly after:

(i) any Acquisition Proposal which is publicly announced has been determined not to be a Superior Proposal; or

(ii) Profico, Acquiror and AcquisitionCo enter into an amended Agreement; and

(g) Each Party shall ensure that its Representatives and its Subsidiaries are aware of the provisions of Section 5.5 of the Agreement, and it shall be responsible for any breach of such provisions by its financial advisors or other advisors or representatives.

Notice of Superior Proposal Determination (Section 5.6 of the Agreement)

(a) Each Party covenants that:

(i) it shall not enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.5(e) of the Agreement) (a "Proposed Agreement") on the basis that it would constitute a Superior Proposal; and

(ii) its Board of Directors will not withdraw, modify or change its recommendation concerning the Arrangement after the public announcement of an Acquisition Proposal that is a Superior Proposal in respect of which no Proposed Agreement has been or is proposed to be entered into (an "Announced Acquisition Proposal") or recommend any Announced Acquisition Proposal,

unless: (A) it has provided the other Parties with written notice that its Board of Directors has determined that it has received a Superior Proposal and, in the case of clause (a)(i) above, it has provided the other Parties with a copy of any Proposed Agreement executed by the party making such Superior Proposal not less than three business days prior to the proposed execution by such Party, and in the case of clause (a)(ii) above, it has provided the other Parties with not less than three business days written notice that its Board of Directors intends to withdraw, modify or change its recommendation regarding the Arrangement following the public announcement of an Announced Acquisition Proposal or to recommend any Announced Acquisition Proposal (either such three business day period, the "Notice Period"); (B) it has complied with Section 5.5 of the Agreement with respect thereto; (C) the approval of the Arrangement by the Profico Securityholders or the Acquiror Unitholders, as the case may be, has not yet occurred; (D) it has complied with the provisions of Section 5.6(b) of the Agreement; and (E) before entering to any Proposed Agreement, the Agreement shall have been terminated pursuant to Section 8.1(e) or 8.1(i) of the Agreement.

(b) During the Notice Period (as defined above), each Party acknowledges that the other Parties shall have the opportunity, but not the obligation, to offer to amend the terms of the Agreement and the Arrangement. The Board of Directors of each Party will review any offer by the other Parties to amend the terms of the Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether such Parties' offer upon acceptance by the other Parties would result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of such Party so determines, it will enter into an amended Agreement with the other Parties reflecting such amended proposal. If:

(i) the other Parties do not offer to amend the terms of the Agreement and the Arrangement; or

(ii) the Board of Directors of such Party determines, in good faith and after consultation with its financial and legal advisors that such Superior Proposal continues to be a Superior Proposal and therefore rejects the other Parties amended proposal;

and such Party has complied with the other requirements of Section 5.5 of the Agreement, such Party shall be entitled to enter into the Proposed Agreement and withdraw, modify or change its recommendation concerning the Arrangement and recommend the Superior Proposal.

(c) If a Party provides the other Parties with notice under Section 5.6(a) of the Agreement on a date that is less than five business days before the date of the Profico Meeting or the Acquiror Meeting, as the case may be, subject to the Acquiror Trust Indenture or applicable Laws, as the case may be, such Party shall use its commercially reasonable efforts to postpone or adjourn the Profico Meeting or the Acquiror Meeting, as applicable, to a date that is at least five business days but not more than 10 business days after the scheduled date of the Profico Meeting or the Acquiror Meeting, as applicable.

(d) Each Party also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 5.6(a) of the Agreement to initiate an additional three business day notice period.

Termination and Termination Fees (Article 8 of the Agreement)

The Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of the Parties;

(b) as provided in Sections 6.1, 6.2 and 6.3 of the Agreement, subject to Section 6.4 of the Agreement;

(c) by Acquiror and AcquisitionCo if, prior to the Effective Time, the Board of Directors of Profico shall have:

(i) withdrawn, withheld, qualified or modified in a manner adverse to Acquiror its recommendation of the Arrangement and the Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days after public announcement of an Acquisition Proposal shall be considered an adverse modification);

(ii) approved or recommended any Acquisition Proposal;

(iii) after a period of five business days after public announcement of an Acquisition Proposal the Board of Directors of Profico shall have failed to reaffirm its recommendation of the Arrangement and the Agreement as promptly as practicable but in any event within five business days after receipt of any written request to do so from Acquiror;

(d) by Acquiror and AcquisitionCo or by Profico if the Profico Meeting shall have been held and completed and the approval of the Arrangement by Profico Securityholders required by Section 6.1(b) of the Agreement shall not have occurred;

(e) subject to prior payment by Profico to AcquisitionCo of the amount payable under Section 8.2 of the Agreement, by Profico in the circumstances specified in Section 5.6 of the Agreement;

(f) by Acquiror and AcquisitionCo if the Profico Meeting has not occurred on or before July 31, 2006;

(g) by Profico if, prior to the Effective Time, the Board of Directors of the administrator of Acquiror shall have:

 (i) withdrawn, withheld, qualified or modified in a manner adverse to Profico its recommendation of the Arrangement and the Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days after public announcement of an Acquisition Proposal shall be considered an adverse modification);

 (ii) approved or recommended any Acquisition Proposal;

 (iii) after a period of five business days after public announcement of an Acquisition Proposal the Board of Directors shall have failed to reaffirm its recommendation of the Arrangement and the Agreement as promptly as practicable but in any event within five business days after receipt of any written request to do so from Profico;

(h) by Profico, or by Acquiror and AcquisitionCo if the Acquiror Meeting shall have been held and completed and the approval of the Arrangement by Acquiror Unitholders required by Section 6.1(c) of the Agreement shall not have occurred;

(i) subject to prior payment by Acquiror or AcquisitionCo to Profico of the amount payable under Section 8.3 of the Agreement, by Acquiror or AcquisitionCo in the circumstances specified in Section 5.6 of the Agreement;

(j) by Profico if the Acquiror Meeting has not occurred on or before July 31, 2006;

Acquiror Termination Fee

If:

(a) the Agreement is terminated by Profico pursuant to Section 8.1(e) of the Agreement; or

(b) the Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(c) of the Agreement;

(c) the Agreement is terminated by Acquiror, AcquisitionCo or Profico pursuant to Section 8.1(d) or 8.1(f) of the Agreement and

 (i) after the date of the Agreement and prior to such termination (in the case of Section 8.1(f) of the Agreement) or prior to the date of the Profico Meeting (in the case of Section 8.1(d) of the Agreement), an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date; and

 (ii) concurrently with such termination or within 12 months following such termination, Profico enters into or submits to the Profico Securityholders for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated,

(d) the Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(b) of the Agreement as a result of Profico breaching any of its representations, warranties or covenants made in the Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Profico or materially impedes the completion of the Arrangement, and Profico fails to cure such breach within five business days after receipt of written notice thereof from Acquiror (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006), or

(e) the Agreement is terminated by Acquiror and AcquisitionCo or by Profico if the Profico Meeting shall have been held and completed and the approval of the Arrangement by Profico Securityholders required by Section 6.1(b) of the Agreement shall not have occurred,

(each of the above being a "Acquiror Damages Event"), then Profico shall pay to Acquiror, in the case of: (a) prior to termination of the Agreement; or (b), (d) and (e) within five business days following the termination of the Agreement; or (c) within five business days of the consummation of the Acquisition Proposal, $40 million (other than Subsection 8.2(e) of the Agreement which shall be $10 million) (the "Acquiror Termination Fee") in immediately available funds to an account designated by Acquiror. Profico shall not be obligated to make payments pursuant to this Section 8.2 of the Agreement in aggregate exceeding $40 million.

Profico Termination Fee

If:

(a) the Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(i) of the Agreement; or

(b) the Agreement is terminated by Profico pursuant to Section 8.1(g) of the Agreement;

(c) the Agreement is terminated by Acquiror, AcquisitionCo or Profico pursuant to Section 8.1(h) or 8.1(j) of the Agreement and

(i) after the date of the Agreement and prior to such termination (in the case of Section 8.1(j) of the Agreement) or prior to the date of the Acquiror Meeting (in the case of Section 8.1(h) of the Agreement), an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date; and

(ii) concurrently with such termination or within 12 months following such termination, Acquiror or AcquisitionCo enters into or submits to the Acquiror Unitholders for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated,

(d) the Agreement is terminated by Profico pursuant to Section 8.1(b) of the Agreement as a result of Acquiror or AcquisitionCo breaching any of its representations, warranties or covenants made in the Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Acquiror or materially impedes the completion of the Arrangement, and Acquiror or AcquisitionCo fails to cure such breach within five business days after receipt of written notice thereof from Profico (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006), or

(e) the Agreement is terminated by Acquiror and AcquisitionCo or by Profico if the Acquiror Meeting shall have been held and completed and the approval of the Arrangement by Acquiror Unitholders required by Section 6.1(c) of the Agreement shall not have occurred,

(each of the above being a "Profico Damages Event"), then Acquiror shall pay to Profico, in the case of: (a) prior to termination of the Agreement; or (b), (d) and (e) within five business days following the termination of the Agreement; or (c) within five business days of the consummation of the Acquisition Proposal, $40 million (other than Subsection 8.3(e) of the Agreement which shall be $10 million) (the "Profico Termination Fee") in immediately available funds to an account designated by Profico. Acquiror shall not be obligated to make payments pursuant to this Section 8.3 of the Agreement in aggregate exceeding $40 million.

Conditions Precedent to the Arrangement (Article 6 of the Agreement)

Mutual Conditions

The obligations of Profico, Acquiror and AcquisitionCo to complete the Arrangement and the other transactions contemplated by the Agreement are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) on or before June 30, 2006, the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been approved by the Profico Securityholders at the Profico Meeting on or before July 31, 2006, in accordance with the Interim Order;

(c) the Arrangement to be considered at the Acquiror Meeting shall have been approved by the Acquiror Unitholders at the Acquiror Meeting on or before July 31, 2006;

(d) on or before July 31, 2006, the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(e) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Acquiror, AcquisitionCo and Profico, acting reasonably;

(f) any consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain would render completion of the Arrangement unlawful, shall have been obtained or satisfied on terms that would not reasonably be expected to have a material adverse effect on AcquisitionCo or Profico (including, without limitation, under the *Competition Act* (Canada) and those of any securities or regulatory authorities);

(g) the Effective Date shall occur on or before July 31, 2006, subject to any extension available to a Party pursuant to Section 6.4 of the Agreement, provided that in the event the Effective Date does not occur on or before June 30, 2006, each AcquisitionCo Note, Series 2 (as set out in the Plan of Arrangement) shall be increased by the amount of $0.9823; and

(h) the Agreement shall not have been terminated pursuant to Article 8 of the Agreement.

The foregoing conditions are for the mutual benefit of Profico on the one hand and Acquiror and AcquisitionCo on the other hand and may be waived, in whole or in part, by a Party at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before July 31, 2006, then subject to Section 6.4 of the Agreement, a Party may rescind and terminate the Agreement by written notice to the other Parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such rescinding Party's breach of the Agreement.

Profico Conditions

The obligation of Profico to complete the Arrangement and the other transactions contemplated by the Agreement is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

(a) provided that Profico has complied with its covenants therein with respect to the preparation of the Joint Information Circular, Acquiror shall have mailed the Joint Information Circular to the Acquiror Unitholders not later than July 4, 2006;

(b) the representations and warranties made by Acquiror and AcquisitionCo in Schedule D of the Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties expressly speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and each of Acquiror and AcquisitionCo shall have provided to Profico a certificate of two qualified officers certifying such accuracy on the Effective Date;

(c) each of Acquiror and AcquisitionCo shall have complied in all material respects with its covenants in the Agreement, and each of Acquiror and AcquisitionCo shall have provided to Profico a certificate of two qualified officers certifying that it has so complied with its covenants therein;

(d) the Board of Directors of Acquiror and AcquisitionCo shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Acquiror and AcquisitionCo, to permit the consummation of the Plan of Arrangement;

(e) the Board of Directors of Acquiror shall not have approved or recommended any Acquisition Proposal;

(f) no person other than Profico shall have entered into a definitive agreement or an agreement in principle with AcquisitionCo and Acquiror with respect to an Acquisition Proposal;

(g) Acquiror shall have furnished Profico with:

   (i) certified copies of the resolutions duly passed by the Board of Directors of Acquiror and AcquisitionCo approving the Agreement and the consummation of the transactions contemplated hereby; and

   (ii) certified copies of the resolutions of Acquiror Unitholders, duly passed at the Acquiror Meeting, approving the Arrangement and the other matters to be considered at the Acquiror Meeting;

(h) AcquisitionCo shall have provided evidence reasonably satisfactory to Profico that it has received the funds necessary to complete the transactions contemplated by the Agreement;

(i) no material adverse change shall occur in the affairs, operations or business of Acquiror and its Subsidiaries, taken as a whole, from and after the date of the Agreement and prior to the Effective Date, and no material adverse change in the financial condition of Acquiror and its Subsidiaries, taken as a whole, shall have occurred prior to the date of the Agreement or shall occur from and after the date of the Agreement and prior to the Effective Date from that reflected in the Acquiror Financial Statements (other than a material adverse change resulting from: (i) conditions effecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by the Agreement, or consented to by Profico);

(j) Acquiror and AcquisitionCo shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Profico, acting reasonably, including without limitation:

(i) the approval of the Acquiror Unitholders; and

(ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada) and those of the Toronto Stock Exchange or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

(k) Acquiror shall have provided Profico with opinions of Acquiror's counsel satisfactory to Profico and Profico's counsel, acting reasonably, dated the Effective Date and addressed to Profico:

(i) to the effect that Acquiror is a duly formed and validly subsisting trust organized under the laws of the Province of Alberta, that AcquisitionCo is a valid and subsisting corporation under the laws of the Province of Alberta and that each of Acquiror and AcquisitionCo has full power and authority to enter into the Agreement and perform its obligations thereunder;

(ii) to the effect that all necessary trust and corporate proceedings and actions of each of Acquiror and AcquisitionCo have been taken to fully, validly and effectively authorize the Agreement and the Arrangement and the transactions contemplated therein, including the performance by Acquiror and AcquisitionCo of their respective obligations thereunder, and the execution and delivery by Acquiror and AcquisitionCo of the Agreement and all documents delivered pursuant thereto;

(iii) to the effect that the execution and delivery by Acquiror and AcquisitionCo of the Agreement and all related documents delivered pursuant to the Agreement to which either Acquiror or AcquisitionCo is a party, the performance by Acquiror or AcquisitionCo of its obligations thereunder and the consummation of the transactions contemplated therein will not:

(A) result in the breach of or violate any term or provision of the Acquiror Trust Indenture or any other governing documents of Acquiror or the articles and bylaws of AcquisitionCo; or

(B) violate any provision of applicable Law, or in each case as known to Acquiror's counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to Acquiror or AcquisitionCo;

(iv) to the effect that the Agreement and the documents delivered pursuant thereto to which Acquiror or AcquisitionCo is a party have been duly executed and delivered by Acquiror and AcquisitionCo, as applicable, and the Agreement is, and such other documents are, valid and binding on each of Acquiror and AcquisitionCo and enforceable against it in accordance with their respective terms (subject to customary exceptions);

(v) as to the authorized and outstanding capital of Acquiror immediately prior to the Effective Date;

(vi) to the effect that Acquiror has, as of the Closing Time, the full legal right, power and authority to issue the Acquiror Trust Units issuable pursuant to the Arrangement and that the Acquiror Trust Units issued pursuant to the Arrangement will, as at the Effective Time, be validly created, allotted and issued as fully paid and non-assessable Trust Units;

(vii) to the effect that all applicable Laws have been complied with in connection with the issuance of Acquiror Trust Units pursuant to the Arrangement; and

(viii) as to the first trade of the Acquiror Trust Units issued pursuant to the Arrangement.

In giving such opinions, Acquiror's counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or, the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Acquiror's counsel is of the opinion that the opinion of such local counsel is one upon which Acquiror's counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of AcquisitionCo or any other appropriate persons reasonably acceptable to Profico's counsel.

The foregoing conditions precedent are for the benefit of Profico and may be waived, in whole or in part, by Profico in writing at any time. If any of the said conditions shall not be complied with or waived by Profico on or before July 31, 2006, then subject to Section 6.4 of the Agreement, Profico may rescind and terminate the Agreement by written notice to Acquiror and AcquisitionCo in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Profico's breach of the Agreement.

Acquiror and AcquisitionCo Conditions

The obligation of Acquiror and AcquisitionCo to complete the Arrangement and the other transactions contemplated by the Agreement is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

(a) provided that Acquiror and AcquisitionCo have complied with their covenants therein with respect to the preparation of the Joint Information Circular, Profico shall have mailed the Joint Information Circular to the Profico Securityholders no later than July 4, 2006;

(b) the representations and warranties made by Profico in Schedule C of the Agreement which are qualified by the expression "material adverse change" or "material adverse effect" shall be true and correct as of the date of the Agreement, and all other representations and warranties made by Profico in the Agreement which are not so

qualified shall be true and correct in all material respects as of the date of the Agreement and on the Effective Date and Profico shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers certifying that from and after the date of the Agreement, Profico has taken no action and has not conducted its business in a manner that would render any such representation or warranty untrue in any material respect as if made on the Effective Date;

(c) from the date of the Agreement up to and including the Effective Time, there shall not have occurred or have been disclosed to the public a material adverse change to Profico that has not been Disclosed by Profico or disclosed to Acquiror or AcquisitionCo in writing prior to the date of the Agreement, and Profico shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers to such effect on the Effective Date;

(d) Dissent Rights shall not have been exercised in respect of more than 5% of the Profico Shares (on a fully-diluted basis);

(e) Profico shall have complied in all material respects with its covenants in the Agreement, and Profico shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers certifying that Profico has so complied with its covenants therein;

(f) the Board of Directors of Profico shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Profico, to permit the consummation of the Plan of Arrangement;

(g) the Board of Directors of Profico shall not have approved or recommended any Acquisition Proposal;

(h) no person other than AcquisitionCo and Acquiror shall have entered into a definitive agreement or an agreement in principle with Profico with respect to an Acquisition Proposal;

(i) no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date of the Agreement by any person or Governmental Entity to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of AcquisitionCo to own or exercise full rights of ownership of all of the outstanding Profico Shares and all of the outstanding shares or other ownership interests of Material Entities owned by Profico;

(j) Profico shall have furnished Acquiror and AcquisitionCo with:

(i) certified copies of the resolutions duly passed by the Board of Directors of Profico approving the Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Profico Securityholders, duly passed at the Profico Meeting, approving the Arrangement Resolution;

(k) no material adverse change shall have occurred in the affairs, operations or business of Profico and its subsidiaries, taken as a whole, from and after the date of the Agreement and prior to the Effective Date, and no material adverse change in the financial condition of Profico and its subsidiaries, taken as a whole, shall have occurred prior to the date of the Agreement or shall occur from and after the date of the Agreement and prior to the Effective Date from that reflected in the Profico Financial Statements (other than a material adverse change resulting from: (i) conditions affecting the oil and gas industry

generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by the Agreement or consented to by Acquiror);

(l) Profico shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Acquiror, acting reasonably, including without limitation:

(i) the approval of the Profico Securityholders required for the Arrangement pursuant to the ABCA, the constating documents of Profico or as required by the Court;

(ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada) and those of applicable securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated; and

(iii) the approval of the Court;

(m) Spur and each of Clayton Woitas, Margaret McKenzie and Jeff Lebbert shall have entered into non-compete agreements with Acquiror on terms and conditions agreed to by such persons and Acquiror as of the date of the Agreement; and

(n) Profico shall have provided Acquiror and AcquisitionCo with opinions of Profico's counsel satisfactory to Acquiror, AcquisitionCo and Acquiror's counsel, acting reasonably, dated the Effective Date and addressed to Acquiror and AcquisitionCo:

(i) to the effect that each of Profico, Spur and NorthSask is a valid and subsisting corporation under the laws of the Province of Alberta and has full power and authority to enter into the Agreement and perform its obligations thereunder;

(ii) to the effect that all necessary corporate proceedings and actions of Profico, Spur and NorthSask have been taken to fully, validly and effectively authorize the Agreement and the Arrangement and the transactions contemplated therein, including the performance by Profico, Spur and NorthSask of their respective obligations thereunder, and the execution and delivery by Profico, Spur and NorthSask of the Agreement and all documents delivered pursuant hereto or thereto;

(iii) to the effect that the execution and delivery by Profico, Spur and NorthSask of the Agreement and all related documents delivered pursuant to the Agreement to which Profico or Spur is a party, the performance by Profico, Spur and NorthSask of their respective obligations thereunder, and the consummation of the transactions contemplated therein will not:

(A) result in the breach of or violate any term or provision of the articles or bylaws of Profico, Spur or Northsask; or

(B) violate any provision of applicable Law or, in each case as known to Profico's counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to Profico, Spur or NorthSask.

(iv) to the effect that the Agreement and the documents delivered pursuant thereto to which Profico, Spur or NorthSask is a party have been duly executed and delivered by Profico, Spur or NorthSask, as applicable, and the Agreement is, and such other documents are, valid and binding on Profico, Spur or NorthSask, as applicable, and enforceable against it in accordance with their respective terms (subject to customary exceptions); and

(v) as to the authorized and outstanding capital of Profico immediately prior to the Effective Date.

Profico shall also have provided to Acquiror and AcquisitionCo customary transaction opinions of Profico's counsel satisfactory to Acquiror and AcquisitionCo, acting reasonably, pertaining to Profico's subsidiaries in respect to matters concerning due formation or incorporation (as applicable); due authorization, execution, delivery, performance and enforceability of transaction agreements; and to breach of governing documents or violation of laws, which opinions shall be dated the Effective Date and shall be addressed to Acquiror and AcquisitionCo.

In giving such opinions, Profico's counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or, the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Profico's counsel is of the opinion that the opinion of such local counsel is one upon which Profico's counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Profico or any other appropriate persons reasonably acceptable to Acquiror's counsel.

The foregoing conditions precedent are for the benefit of Acquiror and AcquisitionCo and may be waived, in whole or in part, by Acquiror and AcquisitionCo in writing at any time. If any of the said conditions shall not be complied with or waived by Acquiror and AcquisitionCo on or before July 31, 2006, then subject to Section 6.4 of the Agreement, Acquiror and AcquisitionCo may rescind and terminate the Agreement by written notice to Profico in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Acquiror's or AcquisitionCo's breach of the Agreement.

Expected Benefits of the Transaction

Focus believes that the Profico assets are well suited to Focus' existing strategy which emphasizes long-term sustainability based upon development of internal opportunities and strategic acquisitions with significant development opportunities. The Arrangement is expected to strengthen Focus operationally while maintaining a strong financial structure. Additional benefits of the proposed Arrangement are expected to include:

- accretion to funds flow from operations per unit of 11%.
- accretion to production per unit of 17%.
- accretion to proved plus probable reserves per unit of 3%.
- neutral to net asset value per unit.
- acquisition of 14,500 boe/d of production (approximately 98% natural gas).
- acquisition of 46.7 million boe of proved plus probable reserves.
- acquisition of over 344,000 net acres of undeveloped land.
- addition of a multi-year drilling inventory of over 1,000 locations.
- greater asset diversification with a shift to a more balanced, year-round operations program.
- the proposed addition of 3 new board members, Mr. Clayton H. Woitas, Mr. David P. O'Brien and Mr. Jeff S. Lebbert.
- a greater weighting in the Canadian equity indices.
- the opportunity to realize administrative and operating efficiencies through economies of scale.

Pro Forma Attributes of Focus Upon Completion of the Arrangement

	Focus	Profico	Focus Pro Forma
2nd Half 2006 Estimated Production			
Natural Gas (mmcf/d)	44 - 46	82 - 88	126 - 134
Oil and Liquids (bbls/d)	2,450 - 2,560	280 - 300	2,730 – 2,860
Total (boe/d)	9,750 – 10,250	14,000 – 15,000	23,750 – 25,250
Gas %	75%	98%	88%
Reserves [(1)]			
Proved (mmboe)	31.0	33.1	64.1
P+P (mmboe)	40.3	46.7	87.0
Effective RLI (P+P) [(2)]	11.0 years	8.8 years	9.7 years
2nd Half 2006 Estimated Capital Program (mm)	$21.3	$34.5	$55.8
Undeveloped Land (net acres) [(3)]	57,000	344,000	401,000
2nd Half 2006 Estimated Funds Flow from Operations (mm) [(4)]	$66	$87	$153
2nd Half 2006 Operating Costs	$4.50 /boe	$2.75 /boe	$3.45 /boe
Net Debt at June 30, 2006 (mm) [(5)]	$98	$180	$278
Trust Units outstanding (mm) [(6)]	37.5	41.0	78.5

(1) Based on the reserve evaluations of Paddock Lindstrom & Associates Ltd. and McDaniel and Associates Consultants Ltd. for Focus at December 31, 2005 and on the reserve evaluation of GLJ Petroleum Consultants Ltd. for Shackleton and Profico evaluated for the remainder at December 31, 2005 using the forecasted pricing of each evaluator.

(2) RLI calculated as P+P Reserves divided by estimated annual production.

(3) As at April 1, 2006.

(4) Based on forecast price of C$8.00/mcf at AECO for natural gas and US$60.00/bbl WTI for oil.

(5) For Profico this includes the cash payment and assumed debt components of the transaction.

(6) This includes Trust Units issuable on exchange of Focus' exchangeable shares and exchangeable partnership units.

Property Profiles

Shackleton, Saskatchewan

- 13,500 boe per day of production weighted 100% towards natural gas.
- Production expenses of approximately $2.30/boe and royalties of 24%.
- Early stage Milk River tight shallow gas play with significant development potential.
- 90% average working interest, 100% operated.
- Multi-year drilling inventory of over 1,000 identified locations.
- 240,000 net acres of undeveloped land.

Southwest Saskatchewan

- 1,000 boe per day of production, consisting of 4.2 mmcf per day of natural gas and 300 bbls per day of 16° API oil.
- Production expenses of approximately $9.00/boe and royalties of 26%.
- Production from six properties.
- 60% average working interest, 60% operated.
- 104,000 net acres of undeveloped land.

Approvals and Board Recommendations

The Arrangement is subject to regulatory and court approval, the approval of a majority of the unitholders of Focus and the approval of 66 2/3% of the shareholders and optionholders of Profico. It is expected that meetings will be held in late June 2006, with the Arrangement closing shortly thereafter.

The parties continue to finalize the terms of the plan of arrangement pursuant to which the Arrangement will be completed. An information circular, prepared jointly by Focus and Profico, describing the Arrangement and matters relating thereto and including the plan of arrangement is expected to be mailed in mid-May 2006.

The Arrangement has been reviewed and recommended by a Special Committee of Focus' Board of Directors, and Focus has received a fairness opinion from their financial advisor, Scotia Capital Inc., that the consideration payable by Focus pursuant to the Arrangement is fair, from a financial point of view, to Focus unitholders. The Arrangement has been approved by the Boards of Directors of both Focus and Profico. Management and directors of Profico, representing approximately 31% of the fully diluted shares outstanding, have agreed to vote in favour of the Arrangement.

The transaction will be structured as an acquisition of Profico by Focus and will not result in a change of control involving Focus. This transaction will not result in the vesting of Unit Appreciation Rights held by Focus management, employees or directors and will not result constitute a change of control in any compensation arrangements of Focus.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable.

7. **Omitted Information:**

Not Applicable.

8. **Executive Officer:**

For further information, please contact William Ostlund, Vice President, Finance and Chief Financial Officer of Focus Energy Trust at (403) 781-8406.

9. **Date of Report:**

May 2, 2006.

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE MAY 15, 2006

Calgary, May 1, 2006 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.40403 to 1.41162. Such increase will be effective on May 15, 2006.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
April 30, 2006	1.40403	$0.19	$25.0370	0.00759	May 15, 2006	1.41162

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES BUSINESS COMBINATION WITH PROFICO ENERGY MANAGEMENT LTD.

Calgary, Alberta, April 23, 2006 — Focus Energy Trust ("Focus" or the "Trust") (FET.UN — TSX and FTX — TSX) is pleased to announce that it has entered into an arrangement agreement (the "Arrangement") with Profico Energy Management Ltd. ("Profico") whereby Focus will acquire the Shackleton and Southwest Saskatchewan properties of Profico by way of a plan of arrangement. Under the terms of the Arrangement, Focus will issue 31 million trust units, 10 million limited partnership units, exchangeable for trust units on a one-for-one basis, and pay $92.8 million to Profico shareholders. In addition, Focus will assume approximately $87.2 million of net debt of Profico. On completion of the Arrangement, the shareholders of Profico will own approximately 51% of the Focus trust units, calculated on a fully diluted basis.

The Shackleton and Southwest Saskatchewan properties being acquired include approximately 14,500 boe/d of production weighted 98% towards natural gas. These assets are highly concentrated in two core areas and are characterized by high working interest, operated production with a dominant land position. The Shackleton property, containing the majority of the production being acquired, represents a unique opportunity to participate in the early-stage development of a tight shallow gas play with significant long-term development potential.

"We are excited to add Profico's high quality assets to our portfolio. The Profico assets are an excellent complement to Focus' existing asset base and reinforce our commitment to long-term sustainability and provide a significant opportunity for long-term value creation through low-risk natural gas development drilling in a year-round access area," Derek Evans, President and CEO of Focus said today.

Clayton H. Woitas, Chairman, President and CEO of Profico commented, "We believe Focus' high quality management and technical team is best suited for the ongoing development of the Profico assets. In addition, I am excited to be a part of Focus' future through my participation on the Board of Directors and my significant ownership interest."

Benefits of the Transaction

The Profico assets are well suited to Focus' existing strategy which emphasizes long-term sustainability based upon development of internal opportunities and strategic acquisitions with significant development opportunities. This transaction strengthens Focus operationally while maintaining a strong financial structure. Additional benefits of the proposed Arrangement include:

- accretion to funds flow from operations per unit of 11%.
- accretion to production per unit of 17%.
- accretion to proved plus probable reserves per unit of 3%.
- neutral to net asset value per unit.
- acquisition of 14,500 boe/d of production (approximately 98% natural gas).
- acquisition of 46.7 million boe of proved plus probable reserves.
- acquisition of over 344,000 net acres of undeveloped land.

- addition of a multi-year drilling inventory of over 1,000 locations.
- greater asset diversification with a shift to a more balanced, year-round operations program.
- the proposed addition of 3 new board members, Mr. Clayton H. Woitas, Mr. David P. O'Brien and Mr. Jeff S. Lebbert.
- a greater weighting in the Canadian equity indices.
- the opportunity to realize administrative and operating efficiencies through economies of scale.

Pro Forma Attributes of Focus Upon Completion of the Arrangement

	Focus	Profico	Focus Pro Forma
2nd Half 2006 Estimated Production			
Natural Gas (mmcf/d)	44 - 46	82 - 88	126 - 134
Oil and Liquids (bbls/d)	2,450 - 2,560	280 - 300	2,730 – 2,860
Total (boe/d)	9,750 – 10,250	14,000 – 15,000	23,750 – 25,250
Gas %	75%	98%	88%
Reserves (1)			
Proved (mmboe)	31.0	33.1	64.1
P+P (mmboe)	40.3	46.7	87.0
Effective RLI (P+P) (2)	11.0 years	8.8 years	9.7 years
2nd Half 2006 Estimated Capital Program (mm)	$21.3	$34.5	$55.8
Undeveloped Land (net acres) (3)	57,000	344,000	401,000
2nd Half 2006 Estimated Funds Flow from Operations (mm) (4)	$66	$87	$153
2nd Half 2006 Operating Costs	$4.50 /boe	$2.75 /boe	$3.45 /boe
Net Debt at June 30, 2006 (mm) (5)	$98	$180	$278
Trust Units outstanding (mm) (6)	37.5	41.0	78.5

(1) Based on the reserve evaluations of Paddock Lindstrom & Associates Ltd. and McDaniel and Associates Consultants Ltd. for Focus at December 31, 2005 and on the reserve evaluation of GLJ Petroleum Consultants Ltd. for Shackleton and Profico evaluated for the remainder at December 31, 2005 using the forecasted pricing of each evaluator.

(2) RLI calculated as P+P Reserves divided by estimated annual production.

(3) As at April 1, 2006.

(4) Based on forecast price of C$8.00/mcf at AECO for natural gas and US$60.00/bbl WTI for oil.

(5) For Profico this includes the cash payment and assumed debt components of the transaction.

(6) This includes Trust Units issuable on exchange of Focus' exchangeable shares and exchangeable partnership units.

Property Profiles

Shackleton, Saskatchewan

- 13,500 boe per day of production weighted 100% towards natural gas.
- Production expenses of approximately $2.30/boe and royalties of 24%.
- Early stage Milk River tight shallow gas play with significant development potential.
- 90% average working interest, 100% operated.
- Multi-year drilling inventory of over 1,000 identified locations.
- 240,000 net acres of undeveloped land.
- Derek Evans added, "Investors of Focus are familiar with our highly successful Tommy Lakes property. The Shackleton property is also an early stage tight gas play with exceptional development potential."

Southwest Saskatchewan

- 1,000 boe per day of production, consisting of 4.2 mmcf per day of natural gas and 300 bbls per day of 16° API oil.
- Production expenses of approximately $9.00/boe and royalties of 26%.
- Production from six properties.
- 60% average working interest, 60% operated.
- 104,000 net acres of undeveloped land.

Approvals and Board Recommendations

The Arrangement is subject to regulatory and court approval, the approval of a majority of the unitholders of Focus and the approval of 66 2/3% of the shareholders and optionholders of Profico. It is expected that meetings will be held in late June 2006, with the Arrangement closing shortly thereafter. An information circular, prepared jointly by Focus and Profico, will be mailed in mid May 2006.

The Arrangement has been reviewed and recommended by a Special Committee of Focus' Board of Directors, and Focus has received a fairness opinion from their financial advisor, Scotia Capital Inc., that the consideration payable by Focus pursuant to the Arrangement is fair, from a financial point of view, to Focus unitholders. The Arrangement has been approved by the Boards of Directors of both Focus and Profico. Management and directors of Profico, representing approximately 31% of the fully diluted shares outstanding, have agreed to vote in favour of the Arrangement. The respective boards have also agreed that they will not solicit or initiate discussions or negotiations with any third party for any business combination involving Focus or Profico and will pay to the other party a non-completion fee of up to $40 million in certain circumstances.

The transaction will be structured as an acquisition of Profico by Focus and will not result in a change of control involving Focus. This transaction will not result in the vesting of Unit Appreciation Rights held by Focus management, employees or directors and will not result constitute a change of control in any compensation arrangements of Focus.

Distribution Policy

The Board of Directors of FET Resources Ltd. has reaffirmed Focus' monthly distribution policy for the second quarter of 2006 at $0.19 per unit per month.

Governance

At the meeting of unitholders, Mr. Clayton H. Woitas, Chairman, President and Chief Executive Officer of Profico; Mr. David P. O'Brien, Chairman of the Board of EnCana Corporation and the Royal Bank of Canada; and Mr. Jeff S. Lebbert, Vice President, Corporate Development of Profico will be proposed as additional directors of the Focus board, joining Focus' existing 6 member Board of Directors.

Conference Call

A conference call to discuss the proposed transaction will be held on April 24, 2006 at 9:00 a.m. Mountain Daylight Time (11:00 a.m. Eastern Daylight Time). To participate, please call toll-free at 1 (800) 818-6210 or (416) 641-6701 in the Toronto area. The conference call will also be recorded and available after 1:30 p.m. (Eastern Daylight Time) for review until May 1, 2006 by calling 1 (800) 558-5253 (reservation number 21290707).

Focus

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Focus Energy Trust:

Derek W. Evans
President & Chief Executive Officer

William D. Ostlund
Vice President Finance & Chief Financial Officer

Carol Knudsen
Manager, Investor Relations

Telephone: (403) 781-8409
Telecopier: (403) 781-8408

Media Relations Contact:

Shauna MacDonald
Brookline Public Relations for Focus Energy Trust and Profico Energy

Tel: 403-538-5645
Cell: 403-585-4570
smacdonald@brooklinepr.com

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention

or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOCUS ENERGY TRUST

NEWS RELEASE

Calgary, April 20, 2006 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) announces a correction in the ex-distribution date as reported in Focus' press release dated April 17, 2006, in respect of April production. The correct ex-distribution date is April 26, 2006.

Record Date	Ex-Distribution Date	Distribution Payment Date	Distribution per Unit
April 30	April 26	May 15, 2006	$0.19

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

82-34761

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONTINUES DISTRIBUTIONS OF $0.19 PER UNIT

Calgary, April 17, 2006 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the second quarter of 2006 to continue monthly distributions of $0.19 per trust unit. Further, Focus has declared a distribution of $0.19 per trust unit to be paid on May 15, 2006 in respect of April production, for unitholders of record on April 30, 2006. The ex-distribution date is April 27, 2006.

Record Date	Ex-Distribution Date	Distribution Payment Date	Distribution per Unit
April 30	April 27	May 15, 2006	$0.19
May 31	May 29	June 15, 2006	$0.19 (*)
June 30	June 28	July 17, 2006	$0.19 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

The exchangeable shares of FET Resources Ltd. (FTX — TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

82-34761

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

April 12, 2006 (Amended)

Alberta Securities Commission (via SEDAR)
British Columbia Securities Commission (via SEDAR)
Saskatchewan Securities Commission (via SEDAR)
Manitoba Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
Autorite des Marches Financiers (via SEDAR)
New Brunswick Securities Commission (via SEDAR)
Nova Scotia Securities Commission (via SEDAR)
Prince Edward Island Securities Commission (via SEDAR)
Newfoundland Securities Commission (via SEDAR)

Dear Sirs:

RE: Focus Energy Trust
Annual General Meeting
To Be Held on May 17, 2006

In our capacity as the Agent for Focus Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the Annual General meeting materials which were mailed to the unitholders of Focus Energy Trust on March 30, 2006.

We trust this is satisfactory.

Yours truly,

"signed by"
June Lam
Officer, Income Trusts

Cc: Focus Energy Trust
Attn: Mr. Bill Ostlund

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF FOCUS ENERGY TRUST **("TRUST")**
OF	)	THE ANNUAL GENERAL MEETING OF UNITHOLDERS
ALBERTA	)	TO BE HELD ON MAY 17, 2006

I, JUNE LAM, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON MARCH 30, 2006, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS WHO WERE THE REGISTERED UNITHOLDERS OF THE TRUST WITH RESPECT TO THE ABOVE NOTED ANNUAL GENERAL MEETING; **COPIES OF EXHIBIT "A" THROUGH "D" AND "F" AS NOTED BELOW.**

   (a) A copy of the 2005 ANNUAL REPORT marketed EXHIBIT "A" identified by me;

   (b) A copy of the NOTICE OF MEETING marked EXHIBIT "B" and identified by me;

   (c) A copy of the INFORMATION CIRCULAR AND PROXY STATEMENT marked EXHIBIT "C" identified by me;

   (d) A copy of the INSTRUMENT OF PROXY marked EXHIBIT "D" and identified by me;

   (e) A copy of the 2006 NI51-102 MAILING REQUEST FORM TO NON-REGISTERED UNITHOLDERS/ SHAREHOLDERS marked EXHIBIT "E" and identified by me.

   (f) A PROXY RETURN ENVELOPE marked EXHIBIT "F" and identified by me;

3. I FURTHER CONFIRM THAT COPIES OF EXHIBIT "B" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON MARCH 30, 2006 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.

4. IN ADDITION, IN ACCORDANCE WITH SECURITIES REGULATIONS, ON MARCH 30, 2006, I CAUSED TO BE MAILED, A COPY EXHIBIT "A" IN A FIRST CLASS ENVELOPE ADDRESSED TO THE NON-REGISTERED HOLDERS OF TRUST UNITS OF THE TRUST, WHO COMPLETED AND RETURNED A MAIL LIST CARD REQUESTING RECEIPT OF THE ANNUAL FINANCIAL STATEMENTS.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 30TH DAY OF March, 2006

"PHILIP MENARD"	"Signed"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA My commission expires on March 4, 2007	June Lam

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

April 7, 2006

Alberta Securities Commission (via SEDAR)
British Columbia Securities Commission (via SEDAR)
Saskatchewan Securities Commission (via SEDAR)
Manitoba Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
Autorite des Marches Financiers (via SEDAR)
New Brunswick Securities Commission (via SEDAR)
Nova Scotia Securities Commission (via SEDAR)
Prince Edward Island Securities Commission (via SEDAR)
Newfoundland Securities Commission (via SEDAR)

Dear Sirs:

RE: Focus Energy Trust
Annual General Meeting
To Be Held on May 17, 2006

In our capacity as the Agent for Focus Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the Annual General meeting materials which were mailed to the unitholders of Focus Energy Trust on March 30, 2006.

We trust this is satisfactory.

Yours truly,

"signed by"
June Lam
Officer, Income Trusts

Cc: Focus Energy Trust
Attn: Mr. Bill Ostlund

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF FOCUS ENERGY TRUST **("TRUST")**
OF	)	THE ANNUAL GENERAL MEETING OF UNITHOLDERS
ALBERTA	)	TO BE HELD ON MAY 17, 2006

I, JUNE LAM, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON MARCH 30, 2006, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS WHO WERE THE REGISTERED UNITHOLDERS OF THE TRUST WITH RESPECT TO THE ABOVE NOTED ANNUAL GENERAL MEETING; **COPIES OF EXHIBIT "A" THROUGH "D" AND "F" AS NOTED BELOW.**

   (a) A copy of the 2005 ANNUAL REPORT marketed EXHIBIT "A" identified by me;

   (b) A copy of the NOTICE OF MEETING marked EXHIBIT "B" and identified by me;

   (c) A copy of the INFORMATION CIRCULAR AND PROXY STATEMENT marked EXHIBIT "C" identified by me;

   (d) A copy of the INSTRUMENT OF PROXY marked EXHIBIT "D" and identified by me;

   (e) A copy of the 2006 NI51-102 MAILING REQUEST FORM TO NON-REGISTERED UNITHOLDERS/ SHAREHOLDERS marked EXHIBIT "E" and identified by me.

   (f) A PROXY RETURN ENVELOPE marked EXHIBIT "F" and identified by me;

3. I FURTHER CONFIRM THAT COPIES OF EXHIBIT "B" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON MARCH 30, 2006 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 30TH DAY OF March, 2006

"PHILIP MENARD"
COMMISSIONER FOR OATHS IN AND FOR
THE PROVINCE OF ALBERTA
My commission expires on March 4, 2007

"Signed"
June Lam

82-34761

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE APRIL 17, 2006

Calgary, April 3, 2006 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.39579 to 1.40403. Such increase will be effective on April 17, 2006.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
March 31, 2006	1.39579	$0.19	$23.0586	0.00824	April 17, 2006	1.40403

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

FORM OF PROXY
FOR THE ANNUAL MEETING TO BE HELD ON MAY 17, 2006

I, ________________________________ of ____, being a holder (the "Unitholders") of trust units ("Trust Units") of Focus Energy Trust (the "Trust") hereby appoint Derek W. Evans, President and Chief Executive Officer of FET Resources Ltd., or, failing him, William D. Ostlund, Vice-President, Finance and Chief Financial Officer of FET Resources Ltd., both of the City of Calgary, in the Province of Alberta, or, instead of either of the foregoing, ______________________ of ______________________, as my proxy, with full power of substitution, to attend and act and vote for me and on my behalf at the annual meeting of the Unitholders of the Trust (the "Meeting") to be held on May 17, 2006 and at any adjournment thereof and at every poll that may take place in consequence thereof. Without limiting the general powers conferred, I hereby direct the said proxy to vote the shares represented by this proxy as follows, on the following matters, namely:

1. FOR ________ or AGAINST _______ the resolution fixing the number of directors of FET Resources Ltd. to be elected at the Meeting at six (6) members;

2. FOR ________ or WITHHOLD FROM VOTING FOR _______ the election as directors for the ensuing year of the six (6) nominees proposed by management in our Information Circular - Proxy Statement dated March 15, 2006;

3. FOR ________ or WITHHOLD FROM VOTING FOR _______ the appointment of KPMG LLP, Chartered Accountants, as our auditors of the Trust for the ensuing year and to authorize the directors of FET Resources Ltd. to fix their remuneration as such; and

4. At the discretion of the said proxy upon any amendment or variation of the above matters or any other matter that may properly be brought before the meeting or any adjournment thereof in such manner as such proxy in his sole judgment may determine.

I hereby revoke any proxies heretofore given.

Your Trust Units will be voted as directed in the spaces provided above or, if no direction is given, be voted in favour of each of the above matters. You have the right to appoint a person, who need not be a Unitholder, to attend and to act for you at the Meeting, other than the persons designated above. To exercise such right, the names of the persons designated by management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

This solicitation is made on behalf of management of the Trust.

Dated this _____ day of _____________, 2006.

____
(Signature of Unitholder)

____
(Name of Unitholder - please print)

Notes:

(1) If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

(2) If you are an executor, administrator, trustee, etc. you should indicate your capacity.

(3) This form of proxy must be dated and the signature of the proxy should be exactly the same as the name in which the shares are registered.

(4) This proxy will not be valid and will not be acted upon or voted unless it is signed and dated and delivered to Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 not less than 24 hours before the time for holding the Meeting or any adjournment thereof.

FOCUS ENERGY TRUST

Notice of Annual General Meeting of Unitholders to be held on Wednesday, May 17, 2006

The annual general meeting of the unitholders of Focus Energy Trust will be held at the Westin Hotel, 320 - 4th Avenue S.W., Calgary, Alberta on Wednesday, May 17, 2006 at 3:00 p.m. (Calgary time) to:

1. receive and consider our financial statements for the year ended December 31, 2005, together with the report of the auditors;

1. fix the number of directors of FET Resources Ltd. to be elected at the meeting at 6 members;

2. elect 6 directors of FET Resources Ltd.;

3. appoint the auditors and to authorize the directors to fix their remuneration as such; and

4. transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time for holding the meeting or any adjournment thereof.

Only unitholders of record at the close of business on March 28, 2006 will be entitled to vote at the meeting, unless that unitholder has transferred any units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the units and demands that the transferee's name be included on the list of unitholders.

DATED at Calgary, Alberta this 15th day of March, 2006.

By order of the Board of Directors of
FET Resources Ltd.

(signed) Derek W. Evans
President and Chief Executive Officer

FOCUS ENERGY TRUST

Information Circular - Proxy Statement
for the Annual General Meeting to be held on May 17, 2006

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at our Annual General Meeting of the unitholders of Focus Energy Trust to be held on Wednesday, May 17, 2006 at the Westin Hotel, located at 320 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not less than 24 hours before the time for holding the meeting or any adjournment thereof. Only unitholders of record at the close of business on March 28, 2006 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

We have two outstanding types of securities that entitle holders to vote generally at meetings of unitholders being trust units and special voting rights. Each trust unit outstanding on the record date is entitled to one vote. A single special voting right was issued to Valiant Trust Company as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares issued by our subsidiary, FET Resources Ltd. ("FET"). This special voting right is entitled to one vote for each exchangeable share outstanding on the record date. The trust units and the special voting rights vote together as a single class on all matters. Valiant Trust Company is required to vote the special voting rights in the manner that holders of exchangeable shares instruct, and to abstain from voting on the exchangeable shares for which Valiant Trust Company does not receive instructions.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers of FET. **As a unitholder you have the right to appoint a person, who need not be a unitholder, to represent you at the meeting**. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name. Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the meeting. If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records. Such trust units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Trust units held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your trust units.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your units are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication. ADP mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your units.

They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of units to be represented at the meeting. If you receive a voting instruction form from ADP it cannot be used as a proxy to vote trust units directly at the meeting as the proxy must be returned to ADP well in advance of the meeting in order to have the trust units voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of Annual General Meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Exercise of Discretion by Proxy

The trust units represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the trust units will be voted on any poll in accordance with the specification so made. If you do not provide instructions your trust units will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of Annual General Meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

Voting By Holders Of Exchangeable Shares

Valiant Trust Company holds one special voting right. The special voting right is entitled to a number of votes at the meeting equal to the aggregate number of outstanding exchangeable shares. Each holder of exchangeable shares is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder's exchangeable shares. A voting direction is the means by which you may authorize the voting of your voting rights at the meeting. Valiant Trust Company will exercise each vote only as you directed on the voting direction. In the absence of your instructions to voting, Valiant Trust Company will not exercise your votes. You may also instruct Valiant Trust Company to give a proxy entitling your designee of the holder to vote personally the relevant number of votes or to grant to our management a proxy to vote those votes. The procedures for holders of exchangeable shares to instruct Valiant Trust Company about voting at the meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" that has been provided to holders of exchangeable shares with this information circular – proxy statement.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of trust units and an unlimited number of special voting rights without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at March 15, 2006, there were 36,726,163 trust units and one special voting right, entitled to a total of 37,278,380 votes, issued and outstanding. As a holder of trust units you are entitled to one vote for each trust unit you own. As a holder of exchangeable shares you are entitled to one vote for each exchangeable share you own. As at March 15, 2006, there were 552,217 exchangeable shares issued and outstanding.

To the best of our knowledge and the knowledge of the directors of FET, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over trust units carrying more than 10% of the voting rights attached to the issued and outstanding trust units and special voting right which may be voted at the Meeting, except as set forth below.

	Number of Units	Percentage of Voting Rights
Goodman & Company, Investment Counsel Ltd. [(1)]	4,381,345	11.8%

Note:

(1) Various accounts managed by Goodman & Company, Investment Counsel Ltd. ("Goodman & Company") in the aggregate own 4,381,345 units of Focus Energy Trust representing approximately 11.9% of the outstanding units of Focus Energy Trust on an undiluted basis, or approximately 11.7% on a diluted basis assuming the conversion of all the exchangeable shares outstanding. Goodman & Company acquired the units in the ordinary course of business and not with the purpose or effect of changing or influencing control of Focus Energy Trust.

As at March 15, 2006, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 3,014,846 trust units or approximately 8.2% of the issued and outstanding trust units, 111,488 exchangeable shares or approximately 20.2% of the issued and outstanding exchangeable shares or approximately 8.4% of the votes to be cast at the meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the meeting, the unitholders will be asked to fix the number of directors of FET to be elected at the meeting at 6 members and to elect 6 directors.

Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at 6 members, and in favour of the election as directors of the 6 nominees set forth below:

Matthew J. Brister
John A. Brussa
Stuart G. Clark
Derek W. Evans
James H. McKelvie
Gerald A. Romanzin

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of trust units and exchangeable shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of March 15, 2006, were as follows:

Name and Municipality of Residence	Number of Trust Units/Exchangeable Shares Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Matthew J. Brister(3)(4)(5) Calgary, Alberta	2,019,990	Director since 2002	Independent Businessman
John A. Brussa(4) Calgary, Alberta	nil	Director since 2002	Senior Partner, Burnet, Duckworth & Palmer LLP (law firm)
Stuart G. Clark(1) (2) Calgary, Alberta	782,611	Chairman since January 9, 2003 and Director since 2002	Independent Businessman
Derek W. Evans Calgary, Alberta	119,727	President, Chief Executive Officer and Director since 2002	President and Chief Executive Officer of FET Resources Ltd.
James H. McKelvie (2)(4) Toronto, Ontario	21,115	Director since June 19, 2003	Independent Businessman
Gerald A. Romanzin(2)(3)(5) Calgary, Alberta	nil	Director since 2002	Independent Businessman

Notes:

(1) Chairman of the Board
(2) Member of Audit Committee
(3) Member of Reserves Corporate Committee
(4) Member of Compensation Committee
(5) Member of Corporate Governance Committee

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

None of the nominated directors have been subject to cease trade or similar regulatory orders or bankruptcies or similar proceedings against directors or companies which they have been directors or officers of within the last 10 years, except as follows. Mr. John Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the *Company Act* (British Columbia) and under the *Companies' Creditors Arrangement Act* (Canada) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.).

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the unitholders and to authorize the directors to fix their remuneration as such.

DIRECTORS' AND OFFICERS' COMPENSATION

Compensation Committee

Our Compensation Committee is comprised of Matthew J. Brister (Chair), John A. Brussa and James H. McKelvie and has been charged with reviewing overall human resource policies and procedures, including recruitment, performance management, compensation, benefit programs, training and development of personnel and succession planning. All of the members of the Compensation Committee are independent of management.

Matthew J. Brister was the President and Chief Executive Officer of Storm Energy Inc., the predecessor to FET, until August, 2002.

Report on Executive Compensation

The compensation committee holds meetings each year for the purpose of reviewing the overall compensation policy. The compensation committee makes specific recommendations to the board of directors on the President and Chief Executive Officer's salary, bonus payments and trust unit rights allocations and directors' compensation. The board of directors reviews all recommendations of the compensation committee before final approval. Any director who is also an officer is excused from the directors' meeting during any discussion of his compensation. The compensation committee also approves the salaries, bonus payments and trust unit rights allocations of all other officers.

CEO and Other Executive Compensation Strategy

Our compensation plan for our executive officers has consisted of a combination of base salary, bonuses and the grant of rights under the Trust Unit Rights Incentive Plan. The Compensation Committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other issuers of comparable size within the oil and gas industry, absolute and relative performance versus peers, and performance relative to the operating forecast approved by the board of directors. Such information is obtained from public disclosure by those issuers.

We have a formal bonus plan which was approved on August 20, 2002 at the Special Meeting of Shareholders of Storm Energy Inc. (now FET) associated with the Plan of Arrangement. The participation level of the Chief Executive Officer and Chief Financial Offer under the Executive Bonus Plan is based upon a recommendation by the Chief Executive Officer of FET to the Compensation Committee which, after review and consideration, recommends the participation level to the board of directors for approval.

Base Salaries

Our policy with respect to executive compensation is to set a level of combined salary and benefits which make it competitive in attracting and retaining professionals and support staff capable of contributing significantly to our success and enhancement of unitholder value. Salary levels are determined with reference to amounts paid by comparable organizations in the oil and natural gas industry.

Bonus Plan

We have an Executive Bonus Plan for our key employees. The principal purpose of the plan is to advance the interests of unitholders by providing for bonuses for key employees who are designated as participants thereunder. The goal in implementing the plan is to attract and retain such key employees, make their compensation competitive with other opportunities, provide them with an incentive to strive to achieve our financial and business objectives, and align their interests with those of the unitholders by paying bonuses half in trust units and half in cash.

The plan is administered by the Chief Executive Officer of FET, who selects the participants in the plan from among key employees and allocates participation points to each such participant, other than with respect to the Chief Executive Officer and Chief Financial Officer's participation level which is determined by the Compensation Committee. Under the plan, each participant is entitled to receive a monthly bonus equal to such participant's pro rata participation points multiplied by: (i) with respect to the first $2 million paid out in any calendar year pursuant to the plan, an amount equal to 2.5% of our net production revenue; and (ii) 2.0% of such net production revenue thereafter. The payment for any plan year shall be made 50% in cash and 50% in trust units. In the event of a change of control, we shall terminate the plan and pay each participant a final bonus equal to the participant's pro rata participation points multiplied by the change of control payout amount (the lesser of 1.5 times the monthly bonus amount paid in each of the 12 months prior to the date of the change of control or an aggregate of $3 million). The plan will terminate on August 31, 2010, unless otherwise extended. An aggregate of 900,000 trust units have been reserved pursuant to the plan for issuance from treasury.

Since the plan was established in August 2002 until December 31, 2005, a total of 224,909 trust units had been issued under the plan, and 675,091 trust units remained reserved under the plan. During the first quarter of 2006, a further 9,171 trust units were issued under the plan for operations of January 1 to December 31, 2005.

During the year, we recorded an expense of $2,910,279 associated with the plan for operations of January 1 to December 31, 2005. Half of this amount is settled through the issuance of trust units from treasury at a price equal to the last five trading days of the month for which the bonus relates. Of the $2,910,279 recorded for 2005 operations, $2,452,458 was settled in 2005, and $457,811 was settled during the first quarter of 2006.

Trust Unit Rights Incentive Plan

We have a Trust Unit Rights Incentive Plan for directors, officers, employees or consultants of FET which permits the granting of rights to purchase up to a maximum of 2,025,000 trust units. To December 31, 2005, a total of 227,250 trust units had been issued under the plan, and 1,797,750 trust units remained reserved for issuance under the plan. At December 31, 2005, a total of 1,311,100 rights were outstanding under the plan. Unless otherwise approved by the TSX and the unitholders, the number of trust units reserved for issuance upon the exercise of rights shall not at any time exceed 5% of the aggregate number of issued and outstanding trust units and including the number of trust units which may be issued on the exchange of the outstanding exchangeable shares, which may be converted into trust units. The number of rights and the exercise price thereof is set by the board of directors of FET at the time of grant provided that the exercise price shall be equal to the weighted average of the per trust unit closing price of trust units traded through the facilities of the TSX on the five trading days immediately preceding the date of grant. The holder of rights is entitled to participate in monthly distributions which represent a return of more than 0.833% of our recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant. The plan is administered by the board of directors who may amend, modify, or terminate the plan with the approval of the TSX. The board of directors may establish a minimum exercise price and vary the vesting and expiry periods under the plan provided that the duration of the rights shall not exceed five years.

During 2005, we granted 337,750 rights to directors, officers, employees and consultants to purchase trust units at grant prices ranging from $19.19 to $25.43 per trust unit, subject to a downward adjustment to the extent that distributions to unitholders in any given month exceed 0.833 percent of our recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Rights granted under the plan generally have a five-year term and vest equally over four years commencing on the first anniversary of the grant.

CEO Compensation

In setting the CEO's base salary, the compensation committee, consistent with our long time policy, has targeted the CEO's base salary at a competitive range for comparable organizations in the oil and gas industry. In reviewing the CEO's participation in the Executive Bonus Plan, and bonus for 2005, the compensation committee reviewed our overall performance in 2005, the CEO's contribution towards this performance and reviewed data with respect to comparable organizations in the oil and natural gas industry. The compensation committee determined that the bonus for the CEO at $387,815 was appropriate after considering, among other things, record levels of production volumes and cash flows as well as his continued demonstration of implementing our disciplined, focused but conservative business strategy in 2005. In setting the grant of trust unit rights, the compensation committee set the CEO's award at 7.4% of last year's trust unit rights grant consistent with its policy for all executives. The compensation committee also reviewed this grant and was satisfied that it is well within the range of incentive compensation for CEOs in comparable organizations in the oil and gas industry.

Summary

The board believes that long-term unitholder value is enhanced by compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including executive officers, is based on corporate performance, as well as industry-competitive pay practices.

Compensation Committee: Matthew J. Brister
John A. Brussa
James H. McKelvie

Compensation of Named Executive Officers

The following table sets forth information concerning the compensation paid to our Chief Executive Officer, Chief Financial Officer and the next four highest paid executive officers for the years ended December 31, 2005, 2004 and 2003.

					Long-term compensation			
		Annual compensation			Awards		Payouts	
Name and principal position	**Fiscal year**	**Salary ($)**	**Bonus[3] Current/ Deferred ($)**	**Other annual compensation ($)**	**Securities under options granted (#)**	**Securities subject to resale restriction ($)**	**LTIP payouts ($)**	**All other compensation ($)**
Derek W. Evans President and Chief Executive Officer	2005 2004 2003	200,000 200,000 200,000	387,815 398,173 384,615	(4) (4) (4)	25,000 50,000 nil	N/A N/A N/A	nil 342,875 nil	nil nil nil
William D. Ostlund Vice President, Finance and Chief Financial Officer	2005 2004 2003	150,000 150,000 150,000	323,179 284,409 296,153	(4) (4) (4)	12,500 25,000 nil	N/A N/A N/A	396,055 nil 82,188	nil nil nil
Dennis M. Lawrence Vice President Engineering	2005 2004 2003	125,000 125,000 125,000	268,244 227,527 241,923	(4) (4) (4)	12,500 25,000 nil	N/A N/A N/A	nil 203,475 49,640	nil nil nil
Bryce H. Murdoch Vice President Geology	2005 2004 2003[1]	125,000 125,000 31,250	258,543 227,527 50,082	(4) (4) (4)	12,500 12,500 50,000	N/A N/A N/A	130,500 nil nil	nil nil nil
Al S. Pickering Vice President Land	2005 2004 2003[2]	125,000 125,000 72,917	258,543 227,527 121,167	(4) (4) (4)	12,500 12,500 50,000	N/A N/A N/A	nil 128,625 nil	nil nil nil
David W. Sakal Vice President, Operations	2005 2004 2003	125,000 125,000 125,000	258,543 227,527 241,923	(4) (4) (4)	12,500 25,000 nil	N/A N/A N/A	nil nil nil	nil nil nil

Notes:

(1) Mr. Murdoch was appointed Vice President Geology effective October 1, 2003.
(2) Mr. Pickering was appointed Vice President Land effective June 1, 2003.
(3) These payments were made in accordance with our Executive Bonus Plan, one half of which was paid in trust units.
(4) The value of perquisites and other personal benefits received by the named executive officers is not greater than 10% of the total salary and bonus or $50,000 for the period.

Trust Unit Rights Granted During the Year Ended December 31, 2005

The following table sets forth details with respect to all rights granted under the Trust Unit Rights Incentive Plan to our Chief Executive Officer, Chief Financial Officer and the next four highest paid executive officers during 2005.

Name	Securities under rights granted (#)	Percentage of total rights granted to employees in 2005 (%)	Exercise or base price ($/security)	Market value of securities underlying rights on date of grant ($/security)	Expiration Date
Derek Evans	25,000	7.4%	$21.90	$21.90	September 9, 2010
William Ostlund	12,500	3.7%	$21.90	$21.90	September 9, 2010
Dennis Lawrence	12,500	3.7%	$21.90	$21.90	September 9, 2010
Bryce Murdoch	12,500	3.7%	$23.84	$23.84	October 6, 2010
Al Pickering	12,500	3.7%	$21.72	$21.72	July 7, 2010
David Sakal	12,500	3.7%	$21.90	$21.90	September 9, 2010

The following table outlines the number of trust units issuable upon the exercise of outstanding rights at March 15, 2006, the weighted average exercise price of outstanding rights and the number of trust units available for future issuance under the plan.

	# of trust units to be issued upon exercise of outstanding rights	Weighted-average exercise price of outstanding rights	# of trust units available for future issuance under the plan
Trust units under Trust Unit Rights Incentive Plan approved by unitholders (1)	1,356,850	$12.76	422,150
Trust units under Trust Unit Rights Incentive Plan not approved by unitholders	nil	nil	nil

Note:

(1) A fixed number of trust units have been approved by unitholders.

Trust Units Rights Exercises during the Year Ended December 31, 2005 and Year End Right Values

The following table sets forth with respect to our Chief Executive Officer, Chief Financial Officer and the next four highest paid executive officers, the number of rights exercised and the number of unexercised rights and the value of in-the-money rights based upon the closing price of the trust units of $25.72 on December 31, 2005.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised stock options at year-end (#) exercisable / unexercisable	Value of unexercised in-the-money stock options at year-end ($) exercisable / unexercisable
Derek Evans	nil	nil	50,000 / 100,000	1,092,250 / 1,239,625
William Ostlund	25,000	396,055	nil / 50,000	Nil / 619,813
Dennis Lawrence	nil	nil	14,500 / 50,000	316,753 / 619,813
Bryce Murdoch	12,500	130,500	12,500 / 50,000	206,750 / 568,375
Al Pickering	nil	nil	12,500 / 50,000	228,250 / 664,500
David Sakal	nil	nil	37,500 / 50,000	819,188 / 619,813

Directors

Each of the directors of FET, with the exception of the President and Chief Executive Officer, received an annual retainer of $10,000, $1,000 per in-person meeting or committee meeting and $500 per telephone meeting or

committee meeting attended, plus expenses of attending such meetings. The Chairman receives an additional $10,000 per year and the Chairman of the Audit Committee receives an additional $5,000 per year.

For the period of January 1, 2005 to December 31, 2005, a total of $118,500 in fees was paid to the directors of FET. During 2005, there were no grants of Trust Unit Incentive Rights to outside directors.

Performance Graph

The following graph illustrates changes from August 30, 2002 to December 31, 2005, in cumulative unitholder return, assuming an initial investment of $100 in trust units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Oil & Gas Exploration and Production Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.


400
350
300
250
200
150
100
50
0
2002/08
2002/12
2003/12
2004/12
2005/12
Focus Energy Trust (1)
S&P/TSX Composite Index (2)
S&PTSX Oil and GasExploration and Production Index
S&P/TSX Capped Energy Trust Index (3)

	2002/08	2002/12	2003/12	2004/12	2005/12
Focus Energy Trust [(1)]	100	106.72	178.65	263.06	366.17
S&P/TSX Composite Index [(2)]	100	100.04	124.33	139.85	170.48
S&P/TSX Oil and Gas Exploration and Production Index	100	100.41	119.22	166.35	285.55
S&P/TSX Capped Energy Trust Index [(3)]	100	98.25	125.15	146.70	200.64

Notes:

(1) The Focus Energy Trust unitholder return has been adjusted for the value of the common shares of Storm Energy Ltd. issued in connection with the arrangement completed in August, 2002.

(2) The S&P/TSX Composite Index was previously called the TSE 300 Index.

(3) The S&P/TSX Capped Energy Trust Index was previously called the S&P/TSX Canadian Energy Trust Index.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The majority of the Board of Directors is independent. The Board of Directors has determined that Messrs. Brister, Brussa, Clark, McKelvie and Romanzin are independent. Mr. Evans is not considered independent as he is our President and Chief Executive Officer.

At the end of or during each meeting of the Board, the members of management of the Corporation and the non-independent director of the Corporation who are present at such meeting leave the meeting in order for the independent directors to meet. In addition, other meetings of the independent directors may be held from time to time if required. The Chairman of the board also communicates informally, from time to time, with the independent members. Accordingly, there have been eight meetings of the independent directors since the beginning of the Corporation's most recently completed financial year.

Our Chair, Stuart G. Clark is an independent director.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Director	Names of Other Issuers
Matthew J. Brister	Rock Energy Inc.
	Storm Exploration Inc.
John A. Brussa	AGS Energy 2004 Limited Partnership
	Baytex Energy Ltd.
	Capitol Energy Resources Ltd.
	Cirrus Energy Corporation
	Crew Energy Inc.
	Divestco Inc.
	E4 Energy Inc. (formerly Southpoint Resources Ltd.)
	Endev Energy Inc.
	Flagship Energy Inc.
	Galleon Energy Inc.
	Grand Petroleum Ltd.
	Harvest Operations Corp. (a wholly-owned subsidiary of Harvest Energy Trust)
	Highpine Oil & Gas Limited
	Inter Pipeline Fund (a wholly-owned subsidiary of Pipeline Management Ltd.)
	Navigo Energy Inc.
	Ontario Energy Savings Corp. (a wholly-owned subsidiary of Energy Savings Income Fund)
	Orleans Energy Ltd.
	Penn West Petroleum Ltd.
	Pilot Energy Ltd.
	Progress Energy Ltd.
	Rider Resources Ltd.
	Storm Exploration Inc.
	Strategic Energy Fund
Stuart G. Clark	Rock Energy Inc.
	Storm Exploration Inc.
James H. McKelvie	Canada Cartage Income Fund

Director	Names of Other Issuers
Gerald A. Romanzin	Crescent Point Energy Trust Kereco Energy Ltd. Ketch Resources Trust Trimac Income Fund Trimac Transportation Services Inc.

Meeting Attendance

Following is a summary of attendance of our directors at meetings of the Board and its committees for 2005:

Name	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Reserve Committee Meetings Attended	Corporate Governance Committee Meetings Attended
Matthew J. Brister	6	N/A	1	2	1
John A. Brussa	8	N/A	1	N/A	N/A
Stuart G. Clark	8	7	N/A	N/A	N/A
Derek W. Evans	8	N/A	N/A	N/A	N/A
James H. McKelvie	8	7	1	N/A	N/A
Gerald A. Romanzin	7	7	N/A	2	1

Board Mandate

The Board, either directly or through its committees, is responsible for the supervision of management of the business and affairs of FET Resources Ltd. and our affairs as provided in the trust indenture with the objective of enhancing unitholder value. The Board's written mandate follows:

"The Board of Directors (the "Board") of FET Resources Ltd. (the "Corporation") is responsible for the stewardship of the Corporation, the other subsidiaries, partnerships and trusts of Focus Energy Trust and Focus Energy Trust to the extent delegated to the Corporation under the Trust Indenture (collectively, "Focus"). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Focus. In general terms, the Board will:

- in consultation with the chief executive officer of the Corporation (the "CEO"), define the principal objectives of Focus;
- supervise the management of the business and affairs of Focus with the goal of achieving Focus' principal objectives as defined by the Board;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction and Capital and Financial Plans

- require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Focus' business, which plans must:
  - be designed to achieve Focus' principal objectives;
  - identify the principal strategic and operational opportunities and risks of Focus' business; and
  - be approved by the Board as a pre-condition to the implementation of such plans;

- review progress towards the achievement of the goals established in the strategic, operating and capital plans;
- identify the principal risks of Focus' business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;
- approve the annual operating and capital plans;
- approve acquisitions and dispositions in excess of which require approval pursuant to expenditure limits established by the Board;
- approve the establishment of credit facilities; and
- approve issuances of additional trust units, exchangeable shares or other instruments to the public.

Monitoring and Acting

- monitor Focus' progress towards achieving its goals, and to revise and alter its direction through management in light of changing circumstances;
- monitor overall human resources policies and procedures, including compensation and succession planning;
- appoint the CEO and determine the terms of the CEO's employment with Focus;
- approve the distribution policy of Focus;
- ensure systems are in place for the implementation and integrity of Focus' internal control and management information systems;
- in consultation with the CEO, develop a position description for the CEO;
- evaluate the performance of the CEO at least annually;
- in consultation with the CEO, establish the limits of management's authority and responsibility in conducting Focus' business;
- in consultation with the CEO, appoint all officers of Focus and approve the terms of each officer's employment with Focus;
- develop a system under which succession to senior management positions will occur in a timely manner;
- approve any proposed significant change in the management organization structure of Focus;
- approve all retirement plans for officers and employees of Focus;
- in consultation with the CEO, establish a disclosure policy for Focus;
- generally provide advice and guidance to management; and
- approve all matters relating to a takeover bid for the securities of Focus.

Finances and Controls

- review Focus' systems to manage the risks of Focus' business and, with the assistance of management, Focus' auditors and others (as required), evaluate the appropriateness of such systems;
- monitor the appropriateness of Focus' capital structure;
- ensure that the financial performance of Focus is properly reported to unitholders, other security holders and regulators on a timely and regular basis;
- in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Focus and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;
- require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Focus and its officers and employees;
- require the CEO institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;
- approve material contracts to be entered into by the Corporation;
- recommend to unitholders of Focus a firm of chartered accountants to be appointed as Focus' auditors;
- ensure Focus' oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles and applicable securities laws; and
- take reasonable actions to gain reasonable assurance that all financial information made public by Focus (including Focus' annual and quarterly financial statements) is accurate and complete and represents fairly the Corporation's financial position and performance.

Governance

- in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;
- selecting nominees for election to the Board;
- facilitate the continuity, effectiveness and independence of the Board by, amongst other things:
    - appointing a Chairman of the Board;
    - appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;
    - defining the mandate of each committee of the Board;
    - ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director; and
    - establishing a system to enable any director to engage an outside adviser at the expense of Focus;
- review annually the composition of the Board and its committees and assess directors' performance on an ongoing basis, and propose new members to the Board; and
- review annually the adequacy and form of the compensation of directors.

Delegation

- the Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

Composition

- the Board should be composed of at least five individuals elected by the unitholders and exchangeable shareholders at the annual meeting;
- a majority of Board members should be independent directors (within the meaning of Multilateral Instrument 52-110) and free from any business or other relationship that could impair the exercise of independent judgment;
- members should have or obtain sufficient knowledge of Focus and the oil and gas business to assist in providing advice and counsel on relevant issues; and
- Board members should offer their resignation from the Board to the Chairman of the Corporate Governance Committee following:
    - change in personal circumstances which would reasonably interfere with the ability to serve as a director; and
    - change in personal circumstances which would reasonably reflect poorly on Focus (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

Meetings

- the Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair;
- the Board shall meet at the end of its regular quarterly meetings without members of management being present;
- minutes of each meeting shall be prepared;
- the CEO and Chief Financial Officer shall be available to attend all meetings of the Board upon invitation by the Board; and
- Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Authority

- the Board shall have the authority to review any corporate report or material and to investigate activity of Focus and to request any employees to cooperate as requested by the Board; and
- the Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Focus.

Board Committees

The Board has four committees; the Audit Committee, Compensation Committee, Reserve Committee and Corporate Governance Committee, all members of whom are independent directors. The board has accepted overall responsibility for health, safety and environment and no separate committees have been established to deal with these issues.

Audit Committee

The members of the Audit Committee are: Mr. McKelvie (Chairman), Mr. Clark and Mr. Romanzin. The committee's mandate includes:

- reviewing the annual audited consolidated financial statements and the Auditors' Report thereon prior to submission to the Board for approval;
- reviewing the quarterly consolidated financial statements prior to submission to the Board for approval;
- reviewing the scope of external and internal audits;
- reviewing and discussing accounting and reporting policies and changes in accounting principles;
- reviewing our internal control systems and procedures; and
- meeting with the external auditors independently of our management.

Compensation Committee

The members of the Compensation Committee are: Mr. Brister (Chair), Mr. Brussa and Mr. McKelvie. The Compensation Committee's mandate includes:

- determining compensation and terms of employment for executives, including the granting of units and incentive programs;
- approving our benefit plans; and
- assessing, at least annually, the compensation and terms of employment of the Chairman, President and Chief Executive Officer.

See "*Report on Executive Compensation – Compensation Committee*".

Reserve Committee

The members of the Reserve Committee are Mr. Brister (Chair) and Mr. Romanzin. The Reserve Committee's mandate with respect to reserves includes:

- reviewing management's recommendations for the appointment of the independent engineer;
- reviewing the terms of the independent engineers' engagement and the appropriateness and reasonableness of the proposed fees;
- reviewing the scope and methodology of the independent engineers' evaluation;
- reviewing any significant new discoveries, additions, revisions and acquisitions;
- reviewing assumptions and consistency with prior years;
- reviewing any problems experienced by the independent engineer in preparing the reserve report, including any restrictions imposed by management or significant issues on which there was a disagreement with management; and
- reviewing all public disclosure documents containing reserve information prior to its release, including, the annual report, the annual information form and management's discussion and analysis.

Corporate Governance Committee

The members of the Compensation Committee are: Mr. Romanzin (Chair) and Mr. Brister, who are both independent directors. The Corporate Governance Committee's mandate includes:

- assessing our corporate governance practises and making recommendations to the Board with respect to corporate governance practises;
- establishing a nomination process and making recommendations to the Board with respect to the nomination of directors; and
- assessing, at least annually, the effectiveness of the Board and its committees;

Orientation and Continuing Education

Upon joining our Board, a new director will be provided with directors' information binder which will include a copy of all Board and committee mandates, corporate policies, relevant position descriptions, organizational structure, the structure of the Board and its committees, by-laws as well as agendas and minutes for Board and committee meetings for the preceding 12 months. In addition, any new director will receive presentations with respect to our operations. As part of continuing education, the Board receives management presentations with respect to the operations and risks of our business periodically, with a more significant presentation provided in conjunction with the annual budgeting process and annual strategic planning meeting with all directors and officers in attendance. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

Ethical Business Conduct

Our Board has recently adopted a Code of Business Conduct and Ethics, a copy of which is available to review at *www.sedar.com*. It is intended that annually each employee, officer and director confirms in that he or she has read, understood and complied with the Code. Any reports of variance from the Code will be reported to the Board.

The Board has also adopted a whistleblower policy which provides employees with the ability to report, on a confidential and anonymous basis, any violations within our organization including (but not limited to), falsification of financial records, unethical conduct, harassment or theft. The Board believes that providing a forum for employees, officers and directors to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct.

Board Assessment

We have not commenced a formal process of assessing the Board and its committees or the individual directors, but intend to commence this process in 2006 under the direction of the Corporate Governance Committee. To date the Board has satisfied itself that the Board, its committees and individual directors are performing effectively through informal discussions.

Position Descriptions

The Board has recently developed position descriptions for each of the Chairman, the President and Chief Executive Officer and the chairman of each of the Board committees.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2005, or in any proposed transaction, which has affected or would materially affect us or any of our subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, save as is disclosed herein.

ADDITIONAL INFORMATION

We undertake to provide, upon request, a copy of our 2005 annual report, containing financial information in the management's discussion and analysis of financial condition and results of operations and the 2005 audited financial statements sections, as well as a copy of our annual information form, subsequent interim financial statements and this information circular - proxy statement. Our annual information form also contains disclosure relating to our audit committee and the fees paid to KPMG LLP in 2005. Copies of these documents may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of FET at 3300, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, telephone (403) 781-8409 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of Annual General Meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

The contents and the sending of this information circular – proxy statement have been approved by our directors.

Dated: March 15, 2006

FOCUS ENERGY TRUST

Notice of
Annual General Meeting of Unitholders
to be held on Wednesday, May 17, 2006

The annual general meeting of the unitholders of Focus Energy Trust will be held at the Westin Hotel, 320 - 4th Avenue S.W., Calgary, Alberta on Wednesday, May 17, 2006 at 3:00 p.m. (Calgary time) to:

1. receive and consider our financial statements for the year ended December 31, 2005, together with the report of the auditors;

1. fix the number of directors of FET Resources Ltd. to be elected at the meeting at 6 members;

2. elect 6 directors of FET Resources Ltd.;

3. appoint the auditors and to authorize the directors to fix their remuneration as such; and

4. transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time for holding the meeting or any adjournment thereof.

Only unitholders of record at the close of business on March 28, 2006 will be entitled to vote at the meeting, unless that unitholder has transferred any units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the units and demands that the transferee's name be included on the list of unitholders.

DATED at Calgary, Alberta this 15th day of March, 2006.

By order of the Board of Directors of
FET Resources Ltd.

(signed) Derek W. Evans
President and Chief Executive Office

Focus Energy Trust
FET Resources Ltd.

2006 NI51-102 Mailing Request Form

TO: NON-REGISTERED UNITHOLDERS/SHAREHOLDERS

In accordance with securities regulations, unitholders/shareholders may elect annually to receive interim financial statements and/or annual financial statements and related management discussion and analysis ("MD&A") by mail, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

☐ Mark this box if you wish to receive interim financial statements and related "MD&A" by mail.

☐ Mark this box if you wish to receive annual financial statements and related "MD&A" (*and Annual Report*) by mail.

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.focusenergytrust.com.

As long as you remain a non-registered unitholder/shareholder, you will be asked to renew your requests to receive interim financial statements and annual financial statements and related "MD&A" each year.

Name: (Please Print) ______________________________

Address: ______________________________

______________________________ Postal Code: __________

Signature: ______________________ Date: __________

CUSIP: **344 15R 108 Focus Energy Trust – Trust Units**
302 45Y 107 FET Resources Ltd. – Exchangeable Shares

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

82-34761

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 30, 2006

Derek W. Evans
President and Chief Executive Officer

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS

I, WILLIAM D. OSTLUND, Vice President, Finance and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 30, 2006

William D. Ostlund
Vice President, Finance and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion and analysis of the operating and financial results of Focus for the three months and year ended December 31, 2005 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. **This discussion is dated March 6, 2006 and should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes.**

Throughout this Management's Discussion and Analysis, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow, as presented, does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow, as presented, is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

Per barrel of oil equivalent ("BOE") amounts have been calculated using a conversion of six thousand cubic feet of natural gas to one barrel of oil (6 mcf = 1 bbl).

OVERALL 2005 PERFORMANCE

Strong performance continued in 2005 driven by record high commodity prices, successful development programs in several of our core areas and the execution of our business strategy. Focus' strategy is to surface value on our existing assets, maintain cost efficiencies, maintain financial strength and acquire quality assets.

Production of the Trust in 2005 increased two percent primarily through development programs at our key natural gas properties at Tommy Lakes, Pouce Coupe, Medicine Hat and Sylvan Lake. In a year of escalating costs within the sector and extreme competition for acquisitions, we continue to expand our operational focus and utilize the drill bit to replace production and reserves. In 2005 we increased field expenditures by 71 percent and increased the number of net wells drilled by 101 percent. Natural gas continues to be the primary focus of the Trust, with 91 percent of net wells drilled targeting natural gas. Our land position and inventory of drilling opportunities were increased in natural gas areas, especially Tommy Lakes where three deals effectively doubled our land position.

Focus continued its strong financial performance during 2005 and maintained its financial strength. Funds from operations increased 30 percent due to a 27 percent increase in revenue per BOE and a two percent increase in volumes. Production expenses per BOE increased 25 percent during 2005 as a result of increased cost of services and energy used in field operations. The $116.4 million of funds flow from operations plus $1.8 million of debt was used to fund distributions, reclamation fund contributions and field capital expenditures.

Funds flow from operations increased 25 percent to $3.12 per unit and cash distributions declared were increased to $2.02 per unit. The distribution policy is aimed at achieving consistency of distributions and sustainability through balancing funds flow compared to distributions and capital programs.

OPERATIONS SUMMARY	Three Months Ended Dec. 31, 2005	2004	Years Ended Dec. 31, 2005	2004	Year Over Year Change
Average daily production					
Barrels of oil equivalent (@ 6:1)	**9,582**	9,807	**9,963**	9,782	2%
% Natural gas	**74%**	73%	**74%**	73%	1%
Average product prices realized[1]					
Crude oil sales (CDN$/bbl)	**$ 68.95**	$ 56.33	**$ 66.81**	$ 51.43	30%
Financial hedging settlements (CDN$/bbl)	**$ (9.75)**	$ (15.05)	**$ (10.20)**	$ (11.01)	(7%)
Realized price (CDN$/bbl)	**$ 59.20**	$ 41.28	**$ 56.61**	$ 40.43	40%
NGLs (CDN$/bbl)	**$ 60.64**	$ 48.48	**$ 57.50**	$ 43.73	31%
NGL price/crude oil price	**88%**	86%	**86%**	85%	1%
Natural gas sales (CDN$/mcf)	**$ 10.20**	$ 7.25	**$ 8.64**	$ 7.02	23%
Transportation system charges (CDN$/mcf)	**$ (0.62)**	$ (0.61)	**$ (0.61)**	$ (0.61)	–
Financial hedging settlements (CDN$/mcf)	**$ (0.34)**	$ –	**$ (0.11)**	$ –	100%
Realized price (CDN$/mcf)	**$ 9.24**	$ 6.64	**$ 7.92**	$ 6.41	24%
Reference prices & differential to price, net of transportation					
Crude oil (Edm. Light Price CDN$/bbl)	**$ 71.17**	$ 57.74	**$ 68.50**	$ 52.62	30%
Differential (CDN$/bbl)	**$ (2.22)**	$ (1.41)	**$ (1.69)**	$ (1.18)	43%
Natural gas (AECO daily CDN$/mcf)	**$ 11.43**	$ 6.57	**$ 8.77**	$ 6.55	34%
Differential (CDN$/mcf)	**$ (1.85)**	$ 0.07	**$ (0.74)**	$ (0.14)	414%
Barrels of oil equivalent (@ 6:1)	**$ 69.26**	$ 44.34	**$ 56.67**	$ 42.93	32%
Differential (including NGLs vs crude oil)	**$ (9.38)**	$ (0.60)	**$ (4.40)**	$ (1.42)	210%
Production revenue, before transportation system charges ($ thousands)					
Crude oil, before hedging settlements	**10,925**	9,891	**43,182**	37,704	15%
Financial hedging settlements	**(1,538)**	(2,634)	**(6,573)**	(8,040)	(18%)
NGLs	**4,255**	3,233	**16,321**	10,715	52%
Natural gas, before transportation system charges	**40,017**	28,743	**140,516**	109,793	28%
Financial hedging settlements	**(1,345)**	–	**(1,777)**	–	–
	52,315	39,233	**191,669**	150,173	28%
Funds flow from operations ($ thousands)					
Cash flow from operating activities	**36,818**	28,117	**114,744**	91,385	26%
Reclamation costs	**34**	124	**632**	124	410%
Net change in non-cash working capital items	**(4,502)**	(5,000)	**992**	(1,942)	(151%)
	32,350	23,241	**116,368**	89,567	30%
Funds flow from operations per BOE					
Production revenue	**$ 62.62**	$ 46.40	**$ 55.00**	$ 44.19	24%
Financial hedging settlements	**(3.27)**	(2.92)	**(2.30)**	(2.25)	2%
Transportation system charges	**(2.74)**	(2.66)	**(2.73)**	(2.68)	2%
Realized price[1]	**56.61**	40.82	**49.97**	39.27	27%
Royalties, net of ARTC	**(13.41)**	(9.36)	**(11.98)**	(9.52)	26%
Production expenses	**(4.61)**	(3.76)	**(4.11)**	(3.29)	25%
Field netback	**38.58**	27.71	**33.88**	26.46	28%
Facility income	**0.44**	0.58	**0.54**	0.73	(26%)
Interest income	**0.01**	0.05	**0.01**	0.06	(83%)
General and administrative, cash portion	**(1.27)**	(1.21)	**(1.22)**	(1.13)	8%
Interest and financing and other	**(1.07)**	(0.93)	**(0.97)**	(0.70)	39%
Current and large corporations tax	**0.01**	(0.44)	**(0.24)**	(0.40)	(40%)
	$ 36.70	$ 25.76	**$ 32.00**	$ 25.02	28%
Funds flow from operations/field netback	**95%**	93%	**94%**	95%	(1%)
Royalty rate (before hedging settlements and net of transportation system charges)	**22%**	21%	**23%**	23%	–

(1) NET OF SETTLEMENTS FOR FINANCIAL HEDGING INSTRUMENTS AND TRANSPORTATION SYSTEM CHARGES

SEASONALITY OF OPERATIONS

Many of Focus' natural gas properties are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area. Capital expenditures at Tommy Lakes represented 58 percent of the total field capital expenditures during 2005 and 64 percent in 2004.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- Natural gas wells drilled during the winter development program are brought on-stream from January to March. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter. These wells have strong flush production and then drop down to their stabilized production rate within 12 months.
- Higher production volumes during these initial months of flush production result in a corresponding increase in the revenue, royalties and operating expenses reported.
- Fluctuations in the utilization of credit facilities will result from the pattern of capital expenditures and funds flow from operations.
- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

PRODUCTION

2005 Q4:

- Overall production on a BOE basis during the fourth quarter declined 4.5 percent from the previous quarter. Oil and NGL volumes decreased three percent and natural gas volumes were five percent lower. This pattern of fourth quarter production levels being the lowest of the year is consistent with prior years and expectations. The natural gas wells at Tommy Lakes from last winter's drilling program continued to transition from the flush production phase.
- Natural gas volumes added through development activities in the fourth quarter were delayed due to issues associated with weather and the availability of services in the Medicine Hat area. Ultimately, all 13 wells drilled in the third quarter were successfully completed and tied in during the fourth quarter. Focus' share of production from these new wells is expected to average approximately 1.2 Mmcf per day in the first quarter of 2006.
- Compared with the fourth quarter of 2004, production of crude oil was down 10 percent and natural gas production decreased one percent. Natural gas production increased in all operating areas except Kotcho-Cabin where decline rates are higher and there has been limited reinvestment.
- Production continues to be weighted towards natural gas with 74 percent of overall production consisting of natural gas and another eight percent of natural gas liquids.

2005 compared with 2004:

- Overall average production was two percent higher in 2005 compared with 2004, with a four percent increase in natural gas, a 16 percent increase in NGL's and a 12 percent decline in crude oil. These results reflect the emphasis of reinvestment on longer life natural gas properties. The increase in NGL production reflects the decline of leaner gas at Kotcho-Cabin and the increase in more liquids-rich gas primarily at Tommy Lakes.
- Focus continued to replace production volumes through successful drilling programs in the natural gas areas of Tommy Lakes, Pouce Coupe, Medicine Hat and Sylvan Lake.
- The majority of our oil properties have experienced natural declines in production rates. Capital expenditures for the oil properties have been directed towards our operated properties at Loon Lake and Golden.
- The production pattern for 2004 and 2005 is consistent with higher volumes of natural gas and NGLs peaking in the second quarter. This pattern is expected to continue for 2006 as the 2005-2006 winter drilling program at Tommy Lakes commenced in November 2005 and the new production is coming on stream in the first quarter of 2006.

PRICING AND PRICE RISK MANAGEMENT

Natural Gas

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:
  - a) higher than standard heat content of our natural gas;
  - b) a high proportion of natural gas delivered to British Columbia markets;
  - c) transportation system charges in British Columbia and Alberta;
  - d) the difference between how the physical gas is sold during the period versus the AECO daily average.
- Realized natural gas price compared to AECO daily reference price:

	Three Months Ended December 31,		Years Ended December 31,	
Realized Price Per Mcf	**2005**	2004	**2005**	2004
AECO daily average (CDN$/mcf)	**$ 11.43**	$ 6.57	**$ 8.77**	$ 6.55
Plus: heat content adjustment (1)	**1.29**	0.58	**0.83**	0.57
Less: differential to B.C. markets (1)	**(0.02)**	0.02	**(0.16)**	(0.05)
Less: transportation system charges (1)	**(0.62)**	(0.61)	**(0.61)**	(0.61)
Adjust: timing of actual gas sales (1)	**(0.48)**	(0.39)	**(0.13)**	(0.09)
Price before price protection	**11.60**	6.17	**8.71**	6.37
Impact of longer term physical sales contracts (1)	**(2.02)**	0.47	**(0.67)**	0.04
Financial hedging settlements	**(0.34)**	–	**(0.11)**	–
Realized price per mcf	**$ 9.24**	$ 6.64	**$ 7.92**	$ 6.41

(1) INCLUDED IN DIFFERENTIAL REPORTED IN OPERATIONS SUMMARY TABLE

- Focus' realized natural gas price increased 19 percent to $9.24 per mcf in the fourth quarter of 2005 from $7.77 in the third quarter. Realized natural gas prices for the year increased 24 percent in 2005 to $7.92 per mcf compared to $6.41 per mcf in 2004.
- During the quarter, 49 percent of natural gas was sold under forward physical sales contracts and resulted in natural gas sales of $7.9 million lower than if the natural gas had been sold based on the AECO daily reference price.

- During 2005, 58 percent of natural gas production was sold under forward physical sales contracts and resulted in natural gas sales of approximately $10.9 million lower than if the natural gas had been sold based on the AECO daily reference price. This compares with an increase of $0.6 million in 2004.

- The impact of financial instrument settlements for natural gas was $1.8 million in 2005 ($1.3 million in the fourth quarter). There were no settlements of financial instruments for natural gas in 2004.

- At December 31, 2005 the estimated fair market value of the physical and financial contracts related to natural gas price protection was a cost of $6.0 million. This is based on the futures market for natural gas and fluctuates considerably. The current fair market value of these contracts is estimated by management to be an in-the-money value exceeding $14.0 million.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $59.20 per barrel for the fourth quarter of 2005 versus $41.28 for the comparable period in 2004.

- With continued strong oil prices in 2005, there was a hedging cost of $1.5 million or $9.75 per barrel for the fourth quarter of 2005 and a hedging cost of $6.6 million or $10.20 per barrel for 2005. For the comparable period in 2004, there was a hedging cost of $2.6 million or $15.05 per barrel for the fourth quarter of 2004 and a hedging cost of $8.0 million or $11.01 per barrel for 2004.

PRICE PROTECTION

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices in an effort to help maintain sustainable distributions.

- A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 13 and 14 of the notes to consolidated financial statements.

Price Protection (volume and reference price)

				2006		2007
		Q1	Q2	Q3	Q4	Q1
Natural gas	Mmcf/d	24.2	22.5	22.5	15.0	11.3
	CDN$/mcf	$9.10-$9.43	$10.08-$10.80	$10.08-$10.80	$11.30-$12.02	$12.54-$13.24
Crude oil	bbls/d	700	700	700	700	–
	CDN$/bbl	$62.73-$68.44	$62.73-$68.44	$62.73-$68.44	$62.73-$68.44	–

CHANGES IN ACCOUNTING POLICY

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This results in an increase in the carrying value of petroleum and natural gas properties and equipment and thus an increase to depletion and depreciation. This increase to petroleum and natural gas properties and equipment is without tax basis and thus creates a future income tax liability. This liability is recognized on the balance sheet as an increase to the future income tax liability and an increase to petroleum and natural gas properties and equipment. As the addition to petroleum and natural gas properties and equipment is depleted, there is a recovery to future income taxes on the income statement.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The following tables summarize the results of this change in accounting policy.

Cumulative Change in Balance Sheet Items [increase (decrease)]

(thousands)	December 31, 2005	December 31, 2004
Petroleum and natural gas properties and equipment	**$ 111,797**	$ 111,347
Future income taxes	**38,411**	38,612
Non-controlling interest – exchangeable shares	**4,131**	4,934
Unitholders' capital	**102,004**	91,143
Exchangeable shares	**(928)**	(1,547)
Accumulated income, opening adjustment	**(21,795)**	(13,247)
Net income impact of new policy	**(10,026)**	(8,548)

Change in Statements of Income Items	Three Months Ended December 31,		Years Ended December 31,	
(thousands)	**2005**	2004	**2005**	2004
Depletion and depreciation	**$ 3,177**	$ 3,182	**$ 13,762**	$ 11,819
Future income tax expense (reduction)	**(1,509)**	(2,772)	**(5,173)**	(6,291)
Non-controlling interest	**366**	495	**1,437**	3,020
Net income impact of new policy	**$ 2,034**	$ 905	**$ 10,026**	$ 8,548

There was no change to funds flow from operations as a result of this change in accounting policy.

PRODUCTION REVENUE

- Production revenue, before transportation system charges, for the three months ended December 31, 2005 was $52.3 million, consisting of 71 percent natural gas sales, 20 percent crude oil sales, and nine percent from sales of natural gas liquids. Focus has increased its weighting of volumes to natural gas and natural gas liquids through development programs which primarily target natural gas opportunities. Production revenue for the fourth quarter of 2005 is $3.5 million higher than the third quarter of 2005 due to a 14 percent increase in production revenue per BOE offsetting a five percent decrease in production.
- Production revenue, before transportation system charges, for 2005 increased 28 percent to $192 million. Compared with 2004, there was a two percent increase in average daily production and a 25 percent increase in revenue per BOE.

Natural Gas Volumes & Realized Price per mcf



Mmcf/d
70
50
30
10
-10
$11.00
$6.00
$1.00
$(4.00)
2002 (131 DAYS)
2003 Q1
2003 Q2
2003 Q3
2003 Q4
2004 Q1
2004 Q2
2004 Q3
2004 Q4
2005 Q1
2005 Q2
2005 Q3
2005 Q4
Natural gas volume (Mmcf/d)
Realized price per mcf

Crude Oil Volumes & Realized Price per Barrel



bbls/d
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
0
2002 (131 DAYS)
2003 Q1
2003 Q2
2003 Q3
2003 Q4
2004 Q1
2004 Q2
2004 Q3
2004 Q4
2005 Q1
2005 Q2
2005 Q3
2005 Q4
Crude oil volume (bbls/d)
Realized price per bbl

PRODUCTION EXPENSES

	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Production expenses per BOE	**$4.61**	**$3.56**	**$4.10**	**$4.19**	$3.76	$3.31	$2.52	$3.78

- Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are typically the highest in the first and fourth quarters when these properties are accessible for maintenance and restocking of supplies.
- Production expenses for 2005 averaged $4.11 per BOE compared with $3.29 per BOE for 2004. Production expenses in 2005 have risen 25 percent in response to high activity levels in the sector, competition for services and higher energy costs.
- Average production expenses for 2006 are forecast to be in the range of $4.25 to $4.75 per BOE.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended December 31,		Years Ended December 31,	
(thousands)	**2005**	2004	**2005**	2004
Cash G&A expenses	**$ 1,941**	$ 1,557	**$ 6,898**	$ 5,713
Overhead recoveries	**(822)**	(464)	**(2,470)**	(1,667)
Total cash G&A expenses	**1,119**	1,093	**4,428**	4,046
Non-cash G&A expense (1)	**348**	276	**1,455**	1,174
Trust Unit Rights Plan expense (2)	**266**	125	**885**	306
Net G&A reported	**$ 1,733**	$ 1,494	**$ 6,768**	$ 5,526
Cash based G&A per BOE	**$ 1.27**	$ 1.21	**$ 1.22**	$ 1.13
Net reported G&A per BOE	**$ 1.97**	$ 1.66	**$ 1.86**	$ 1.54

(1) GROSS GENERAL AND ADMINISTRATIVE EXPENSES FOR 2005 INCLUDED $2.9 MILLION ASSOCIATED WITH THE EXECUTIVE BONUS PLAN (2004 - $2.3 MILLION). HALF OF THIS AMOUNT IS NON-CASH AND SETTLED THROUGH THE ISSUANCE OF UNITS FROM TREASURY AT A PRICE EQUAL TO THE AVERAGE OF THE LAST FIVE TRADING DAYS OF THE MONTH FOR WHICH THE BONUS RELATES.

(2) TRUST UNIT RIGHTS PLAN COMPENSATION EXPENSE IS CALCULATED USING THE FAIR VALUE METHOD ADOPTED IN 2003 AND REPRESENTS A NON-CASH CHARGE. DETAILS OF THIS COMPENSATION EXPENSE ARE CONTAINED IN NOTE 11 OF THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Cash-based general and administrative expenses were $1.27 per BOE for the fourth quarter and $1.22 per BOE for 2005. This compares with $1.21 per BOE for the fourth quarter of 2004 and $1.13 per BOE for 2004. Increased general and administrative expenses in 2005 result from increased staff levels and office expenses as part of the organic growth initiatives and expanded operations offset by higher overhead recoveries as well as expenses related to ensuring compliance with new internal control over financial reporting and disclosure regulations.

INTEREST AND FINANCING EXPENSES

Interest and financing expenses increased $1.0 million to $3.5 million in 2005 compared to $2.5 million in 2004 commensurate with higher average debt balances and higher interest rates. Long-term debt was $87.5 million at December 31, 2005 compared to $74.5 million at December 31, 2004.

DEPLETION AND DEPRECIATION

The depletion and depreciation rate is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier under "Changes in Accounting Policy."

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended December 31, 2005 increased to $11.47 per BOE ($15.08 per BOE, including the exchangeable share impact) compared to $10.42 per BOE ($13.98 per BOE, including the exchangeable share impact) in the fourth quarter of 2004. The increase reflects actual capital expenditures and updated estimates of proved reserves. The depletion rate of $11.47 per BOE in the fourth quarter of 2005 includes $0.32 per BOE related to the estimated asset retirement obligation compared to $0.22 per BOE in the fourth quarter of 2004. The depletion rate in the fourth quarter of 2005 was impacted by higher industry costs incurred for drilling and development activities and by future development cost estimates.

ASSET RETIREMENT OBLIGATION

The asset retirement obligation increased $3.6 million to $15.1 million at December 31, 2005 from $11.5 million at December 31, 2004. The increase reflects additional liabilities associated with new drilling activity, properties acquired during the year and accretion expense net of actual reclamation expenditures. Accretion expense increased by $0.2 million to $0.9 million in 2005 from $0.7 million in 2004 commensurate with the increase in the asset retirement obligation liability. See Note 6 of the notes to consolidated financial statements for more information.

INCOME AND OTHER TAXES

The future income tax provision and liability is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier in this document under "Changes in Accounting Policy."

Income and other taxes include a future income tax recovery of $5.7 million in 2005 compared to a recovery of $10.5 million in 2004. The recovery of future income tax results from a reduction in corporate income tax rates in 2005, distributions to unitholders which transfers taxable income from the Trust to individual unitholders and from the depletion associated with accounting for exchangeable shares.

Large corporations tax, predominantly based on year-end debt and equity levels, in 2005 was $0.8 million compared to $1.1 million in 2004 reflecting a reduction of the large corporations tax rate.

CAPITAL EXPENDITURES

Capital expenditures for field operations were $10.9 million in the fourth quarter of 2005, as Focus completed and tied in the wells drilled at Medicine Hat in Q3 and initiated the winter development program at Tommy Lakes. The Trust drilled six wells during the quarter, including five wells (4.5 net) at Tommy Lakes and one well (0.3 net) at Loon Lake.

For 2005, total capital expenditures for field operations were $43.0 million, excluding the amount recorded for asset retirement obligations. Fifty-eight percent of this capital was spent at Tommy Lakes, 10 percent at Medicine Hat, 10 percent at Pouce Coupe, seven percent on other gas properties and 15 percent on our Red Earth oil properties, predominately at Loon Lake. During 2005 Focus continued to maximize the value of our existing asset base and acquired properties through the drill bit.

Focus invested $10.2 million in 2005 to acquire production and undeveloped land immediately to the south of its Tommy Lakes property. The acquired production of approximately 0.9 Mmcf/d and 19 bbls/d of associated natural gas liquids is 100% working interest and is tied in to the Focus owned and operated gathering system and facilities. The acquisition also included 33,550 gross acres of undeveloped land, the evaluation of which may lead to expansion of the Trust's drilling inventory at Tommy Lakes over the coming years.

Focus will be drilling actively in 2006 with a capital budget for field operations of approximately $45 million. Development is expected to continue at Tommy Lakes, Pouce Coupe, Loon Lake, Sylvan Lake and Medicine Hat. We continue to work diligently to ensure that our capital dollars are spent as effectively as possible and that we do everything we can to minimize the impact of rising service costs. There will be a continued emphasis on natural gas development and on those projects that we operate and control.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2005 Focus had a working capital deficit of $5.0 million compared with a working capital deficit of $6.7 million at December 31, 2004. The working capital deficit has increased from the $0.8 million at September 30, 2005, largely due to the winter development program which commenced in the fourth quarter of 2005 at Tommy Lakes. On a monthly basis, there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month-end and accrued revenue and royalties for the current month.

Long-term debt at December 31, 2005 was $87.5 million compared with $74.5 million at December 31, 2004 and $93.5 million at September 30, 2005. Focus had a $130 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at December 31, 2005. The credit facility revolves until May 24, 2006, whereupon it may be renewed for a further 364-day term subject to a review by the lenders.

Long-term debt less working capital increased $11.4 million during 2005. This change primarily resulted from the following factors:

- Funds flow from operations of $116.4 million plus $1.8 million of debt were used to fund $73.7 million in distributions declared to unitholders, $43.0 million invested in capital expenditures for field operations and $1.3 million of net contributions to the reclamation fund.
- The Tommy Lakes acquisition and other minor acquisitions were financed with bank credit facilities for $10.4 million.
- Proceeds were $0.8 million from the issuance of equity pursuant to the exercise of Unit Appreciation Rights.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 30 to 35 percent of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of funds flow, debt and equity by issuing units from treasury.

Capitalization Table (thousands, except per-unit amounts)	**December 31, 2005**	December 31, 2004
Long-term debt	**$ 87,500**	$ 74,500
Plus: working capital deficiency	**5,018**	6,657
Total debt	**$ 92,518**	$ 81,157
Units outstanding and issuable for exchangeable shares	**37,456**	37,223
Market price	**$ 25.72**	$ 19.97
Market capitalization	**$ 963,368**	$ 743,343
Total capitalization	**$ 1,055,886**	$ 824,501
Total debt as a percentage of total capitalization	**8.8%**	9.8%
Funds flow from operations	**$ 116,368**	$ 89,567
Total debt to funds flow	**0.8**	0.9

CASH DISTRIBUTIONS

We announce our distribution policy on a quarterly basis. The actual amount of the cash distribution is determined by the Board of Directors and is dependent upon the commodity price environment, production levels, and the amount of capital expenditures to be funded from funds flow. Our distribution policy incorporates the withholding of approximately 30 to 35 percent of funds flow for the financing of capital expenditures to provide more sustainable distributions. Cash distributions are essentially taxed to the unitholders as ordinary income.

Focus declared distributions of $2.02 per unit in respect of 2005 production. Monthly distributions were increased from $0.16 per month to $0.18 per month beginning with the September 15th distribution in 2005.

On January 13, 2006, Focus announced an increase in monthly distributions to $0.19 per unit per month for the first quarter of 2006.

The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures. The initial exchange ratio was one trust unit for one exchangeable share. The exchange ratio at December 31, 2005 was 1.37265. Effective March 15, 2006 the exchange ratio is 1.39579 trusts units for one exchangeable share.

Payout Ratio	**Three Months Ended December 31, 2005**	**Year Ended December 31, 2005**	Year Ended December 31, 2004
Funds flow from operations (thousands)	**$ 32,350**	**$ 116,368**	$ 89,567
Funds flow from operations per Total Unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	**$ 0.86**	**$ 3.12**	$ 2.49
Distributions per unit declared	**$ 0.54**	**$ 2.02**	$ 1.80
Payout ratio – per-unit basis	**63%**	**65%**	72%
Cash distributions declared to unitholders; exchangeable shares do not receive cash distributions (thousands)	**$ 19,799**	**$ 73,677**	$ 61,439
Payout ratio – dollar basis	**61%**	**63%**	69%

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 17 of the notes to consolidated financial statements for further details.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at December 31, 2005.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

TAXATION OF CASH DISTRIBUTIONS

Focus Energy Trust, for purposes of the Canadian Income Tax Act, is treated as a mutual fund trust and each year the Trust files an income tax return with the taxable income allocated to the unitholders. Distributions paid to the unitholders may be both a return on capital (income) and a return of capital. The allocation between these two streams is dependent upon the income tax deductions that the Trust is able to claim against the income it earns. The return of capital portion reduces the adjusted cost base of the trust units held. The Trust has net income for each year that is required to be calculated on an accrual basis of accounting. Net income includes all interest income from FET and other income that accrues to the Trust to the end of the year. Under the Trust Indenture, net income of the Trust for each year will be paid or payable by way of cash distributions to the unitholders. Taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year and a deduction relating to income tax pools residing at the Trust level. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income is allocated to unitholders. Any taxable income relating to a payable amount is allocated to unitholders of record at December 31, 2005, and each unitholder receives a pro rata share of that payable amount on January 16, 2006.

For 2005, cash distributions will be 99 percent taxable income (return on capital) and one percent tax deferred (return of capital). For a more detailed breakdown, as well as tax information for U.S. investors, please visit our website at www.focusenergytrust.com.

2005 CANADIAN TAX INFORMATION

The following information is intended to assist Canadian holders of trust units of Focus Energy Trust (FET.UN—TSX) in the preparation of their 2005 T1 Income Tax Return. This summary is directed to a unitholder who, for purposes of the Income Tax Act (Canada), is a resident of Canada and holds the units as capital property. Other unitholders are advised to consult with their tax advisor concerning their circumstances.

- Trust Units held within an RRSP, RRIF or DPSP - NO AMOUNTS are to be reported on the 2005 income tax return where trust units are held within a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), Deferred Profit Savings Plan (DPSP), or any other such registered plans.
- Trust Units held outside of an RRSP, RRIF or DPSP - If the trust unit is held through a broker or other intermediary then the unitholder will receive a T3 Supplementary slip directly from the broker or intermediary, not from the transfer agent (Valiant Trust Company) or from Focus, no later than March 31, 2006.
- If the unitholder is a registered holder then the unitholder will receive a T3 Supplementary slip directly from Valiant Trust Company.
- The amount reported in Box (26) on the T3 Supplementary slip, "Other Income", should be reported on the 2005 T1 Income Tax Return. The amount reported in Box (42) on the T3 Supplementary slip, "Return of Capital", will, in most circumstances, reduce the unitholder's adjusted cost base of their Focus Energy Trust units. This is discussed in more detail below.

Taxable Income Allocated to Unitholders for 2005 and Taxation Treatment

- Focus Energy Trust, for purposes of the Canadian Income Tax Act, is treated as a mutual fund trust and each year the Trust files an income tax return with the taxable income allocated to the unitholders. Distributions paid to the unitholders may be both a return on capital (income) and a return of capital. The allocation between these two streams is dependent upon the income tax deductions that the Trust is able to claim against the income it earns.
- For those unitholders who held their Focus Energy Trust units outside of a registered plan, the return on capital or income portion is reported in Box (26) of the T3 Supplementary slip, "Other Income", and should be reported on the 2005 T1 Income Tax Return.
- The following table outlines the breakdown of cash distributions per unit paid by Focus Energy Trust with respect to record dates for the period January 31 to December 31, 2005.

Record Date	Payment Date	Distribution Paid	Taxable Income (Box 26 Other Income)	Tax Deferred Amount (Box 42 Return of Capital)
January 31, 2005	February 15, 2005	$0.16	$0.1584	$0.0016
February 29, 2005	March 15, 2005	$0.16	$0.1584	$0.0016
March 31, 2005	April 15, 2005	$0.16	$0.1584	$0.0016
April 30, 2005	May 16, 2005	$0.16	$0.1584	$0.0016
May 31, 2005	June 15, 2005	$0.16	$0.1584	$0.0016
June 30, 2005	July 15, 2005	$0.16	$0.1584	$0.0016
July 31, 2005	August 15, 2005	$0.16	$0.1584	$0.0016
August 31, 2005	September 15, 2005	$0.18	$0.1782	$0.0018
September 30, 2005	October 17, 2005	$0.18	$0.1782	$0.0018
October 31, 2005	November 15, 2005	$0.18	$0.1782	$0.0018
November 30, 2005	December 15, 2005	$0.18	$0.1782	$0.0018
December 31, 2005	January 16, 2006	$0.18	$0.1782	$0.0018
Total		$2.02	$1.9998	$0.0202

Adjusted Cost Base

In most circumstances, the return of capital portion will reduce the unitholder's adjusted cost base of their Focus Energy Trust units. The adjusted cost base of the units is required in the calculation of a capital gain or capital loss (if capital property to the unitholder) upon the disposition of the units.

Should a unitholder's adjusted cost base ever be reduced below zero, that negative amount is deemed to be a capital gain and the adjusted cost base is deemed to be nil. The capital gain is reported on Schedule 3 of the T1 Income Tax Return.

2005 UNITED STATES TAX INFORMATION

The following information is being provided to assist U.S. individual unitholders of Focus Energy Trust in reporting distributions received from Focus during 2005 on their Internal Revenue Service ("IRS") Form 1040 – U.S. Individual Income Tax Return ("Form 1040") for 2005.

Focus has not obtained a legal or tax opinion, nor has it requested a ruling from the IRS on these matters.

- **Trust Units Held Outside of a Qualified Retirement Plan**

  For distributions relating to 2005, 100 percent of the distributions should be considered taxable as dividends to the unitholder for U.S. federal income tax purposes. After consulting with its tax advisors, Focus believes that its distributions should be considered "Qualified Dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003 and should be eligible for the reduced U.S. dividend tax rate. However, the individual taxpayer's situation must be considered before making this determination. Qualified Dividends should be reported on Line 9(b) of the IRS Form 1040 unless the facts of the U.S. individual unitholder determine otherwise. Page 23 of the IRS 2005 Form 1040 instruction booklet provides examples of individual situations where the distributions would not be "Qualified Dividends". Where the distributions are not considered "Qualified Dividends" due to an individual's situation, the amount should be reported on Schedule B, Part II – Ordinary Dividends and Line 9(a) of your IRS Form 1040.

  For the non-taxable portion of distributions, if any ("Non-Taxable Return of Capital"), a taxpayer must reduce the cost (or other basis) by the amount of non-taxable distributions in calculating the gain or loss on sale of Focus units. If the amount of "Non-Taxable Return of Capital" exceeds your cost (or other basis), report the excess as a capital gain.

  U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet provided by the IRS to determine the amount of tax applicable.

  Canadian withholding taxes that have been withheld from the taxable portion of your distributions (as computed under Canadian tax principles) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate or Trust)". Amounts over-withheld should be claimed as a refund from the Canada Revenue Agency and should not be claimed as a credit against your U.S. federal income tax liability. Information regarding the amount of Canadian tax withheld relating to 2005 distributions should be available through your investment advisor or other intermediary and is not available from Focus.

- **Trust Units Held Within a Qualified Retirement Plan**

  There should be no amount that is required to be reported as income on an IRS Form 1040 where the Focus trust units are held in a Qualified Retirement Plan.

  The information in this release is not meant to be an exhaustive discussion of all possible income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Focus Energy Trust units. Holders or potential holders of trust units should consult their tax advisors as to their particular tax consequences of holding Focus trust units.

CRITICAL ACCOUNTING ESTIMATES

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains a Disclosure Committee (the "Committee") that is responsible for ensuring that all public and regulatory disclosures are sufficient, timely and appropriate, and that disclosure controls and procedures are operating effectively. The Committee consists of the Chief Executive Officer and each of the Vice Presidents. As at the end of the period covered by this report, the design and operating effectiveness of the Trust's disclosure controls were evaluated by the Chief Executive Officer and the Chief Financial Officer. According to this evaluation, the Trust's disclosure controls and procedures are effective to ensure that any material, or potentially material, information is made known to the Committee and is properly included in this report. This evaluation took into consideration Focus' Disclosure, Confidentiality & Trading Policy and the functioning of its senior management, board of directors and board committees.

UPDATE ON FINANCIAL REPORTING AND REGULATORY MATTERS

The following new accounting policy impacted the Trust in 2005:

- EIC-151, Exchangeable Securities Issued by Subsidiaries of Income Trusts

  In 2005, the Trust adopted the recommendations contained in EIC-151, Exchangeable Securities Issued by Subsidiaries of Income Trusts. The abstract requires the Trust to reclassify the amounts recorded as exchangeable shares from unitholders' capital to non-controlling interests. The revision is effective for periods on or after June 30, 2005. This accounting policy change has been applied retroactively with restatement of prior periods. The impact of this change in accounting policy has been described in Note 3 of the notes to consolidated financial statements.

Other future possible accounting policy changes include:

- Non-Monetary Transactions

  In June 2005, the Accounting Standards Board ("AcSB") issued Section 3831, Non-Monetary Transactions, which replaces Section 3830 and requires all non-monetary transactions to be measured at fair value unless certain conditions are met. The new requirements apply to non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted beginning on or after July 1, 2005.

  This pronouncement is not expected to effect the Trust's financial statements.

- Financial Instruments - Recognition and Measurement, Hedges, and Comprehensive Income

  The CICA has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require the following:

  - all trading financial instruments will be recognized on the balance sheet and will be fair valued through the income statement;
  - all remaining financial assets will be recorded at cost and amortized through the financial statements;
  - a new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities; and
  - an update to Accounting Guideline 13 to incorporate the fair value changes not recorded in the income statement to be recorded through the comprehensive income statement.

The Trust has not assessed the future impact on the financial statements at this time.

- Changes in Accounting Policies and Estimates and Errors

  The CICA has proposed a new Handbook section 1506 "Changes in Accounting Policies and Estimates, and Errors" to provide guidance around when and how an entity is permitted to change an accounting policy as well as establish appropriate disclosures to explain the effects of changes in accounting policy, estimates and corrections of errors.

SUMMARY OF QUARTERLY RESULTS

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of Focus' natural gas areas are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus completed major acquisitions at Tommy Lakes in April 2004 and Medicine Hat in September 2004. The Tommy Lakes acquisition was financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

Quarter Ended	2005				2004			
(thousands of dollars, except per-unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas revenues, before royalties	**52,315**	**48,790**	**46,583**	**43,981**	39,233	37,979	42,284	30,677
Net income	**17,858**	**17,573**	**14,682**	**13,351**	14,545	10,508	14,877	11,150
Per Unit – basic	**$0.49**	**$0.48**	**$0.40**	**$0.37**	$0.41	$0.30	$0.44	$0.38
– diluted	**$0.48**	**$0.47**	**$0.40**	**$0.36**	$0.40	$0.29	$0.43	$0.37

ASSESSMENT OF BUSINESS RISKS

Following are the primary risks associated with the business of the Trust. These risks are similar to those affecting others in the conventional oil and gas income trust sector. The Trust's financial position, results of operations and distributions to unitholders are directly impacted by these factors:

1. operational risk associated with the production of oil and natural gas;
2. reserve risk in respect to the quantity and quality of recoverable reserves;
3. market risk relating to the availability of transportation systems to move the product to market;
4. commodity risk as crude oil and natural gas prices fluctuate due to market forces;
5. financial risk such as the Canadian/U.S. dollar exchange rate, interest rates and debt service obligations;
6. environmental and safety risk associated with well operations and production facilities;
7. change in laws, regulation and administrative practice of governmental authorities relating to the oil and natural gas industry and the trust sector, particularly with respect to operations, environmental controls, royalties and income taxes, including changes in foreign ownership rules and changes to the taxation of trusts.

Focus seeks to mitigate these risks by:

1. acquiring mature properties to reduce technical uncertainty;
2. acquiring long-life reserves to ensure more stable production and to reduce the economic risks associated with commodity price cycles;
3. maintaining a low-cost structure to maximize product netbacks and reduce impact of commodity price cycles;
4. diversifying properties to mitigate individual property and well risk;
5. maintaining a product mix to balance exposure to commodity prices;
6. conducting rigorous reviews of all property acquisitions;
7. monitoring pricing trends and developing a mix of contractual arrangements for the marketing of products with creditworthy counterparties;
8. maintaining a hedging program to hedge commodity prices and foreign exchange currency rates with creditworthy counterparties;
9. ensuring strong third-party operators for non-operated properties;
10. adhering to the Trust's safety program and keeping abreast of current operating best practices;
11. keeping informed of proposed change in regulations and laws to properly respond to and plan for the effects that these changes may have on our operations;
12. carrying insurance to cover losses and business interruption;
13. establishing and building cash resources to fund future site reclamation costs.

OUTLOOK

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas producing regions.

The following chart summarizes Focus' 2006 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2006, Focus will continue its active drilling and development programs on the significant development opportunities on its major properties. It is anticipated that these development activities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2006 Expectations	
Average annual production	9,750 - 10,250 BOE/D
Weighting to natural gas	75%
Production expenses per BOE	$4.25 - $4.75
Cash G&A expenses per BOE	$1.55 - $1.70
Capital expenditures - field	$45 million
Average annual payout ratio	65% - 70%
Approximate taxable portion of distributions	100%
Funds from operations/net debt	Under 1x

The table below shows the potential impact on the Trust's funds flow (before price protection) resulting from changes to the business environment or operations.

		Change to Funds Flow	
Business Environment	Change	$000's	$/Unit
Price per barrel of crude oil (US$ WTI)	$ 1.00	772	0.021
Price per mcf of natural gas (CDN$ AECO)	$ 0.25	3,073	0.083
US/CDN exchange rate	$ 0.01	1,526	0.041
Interest rate on debt	1%	828	0.022
Operations			
Oil production - bbls/d	100	1,767	0.047
Gas production - mcf/d	1,000	2,459	0.066
Operating expenses ($ per BOE)	$ 0.25	935	0.025
Cash G&A expenses ($ per BOE)	$ 0.25	935	0.025

Focus is committed to increasing the long term value of the Trust to unitholders. The following goals are the foundation of our commitment to value creation:

- Maximize the value of existing assets;
- Attract and retain the best value creation team in the business;
- Pursue quality acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Surface value through operational expertise and control; and
- Maintain financial flexibility and strength.

MANAGEMENT'S RESPONSIBILITY

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In management's opinion, the consolidated financial statements are in accordance with Canadian generally accepted accounting principles and have been prepared within acceptable limits of materiality.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Where estimates are used in the preparation of these financial statements, management has ensured that careful judgment has been made and that these estimates are reasonable, based on all information known at the time the estimates are made.

Independent auditors appointed by the Trustee have examined and expressed their opinion on the consolidated financial statements of the Trust. The Audit Committee, consisting of independent directors of FET Resources Ltd., has reviewed these consolidated financial statements with management and the auditors, and has recommended them to the Board of Directors for approval. The Board has approved the consolidated financial statements of the Trust.

Derek W. Evans
President and Chief Executive Officer

William D. Ostlund
Vice President, Finance and Chief Financial Officer

March 6, 2006

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Focus Energy Trust

Fiscal year end date used to calculate capitalization: December 31, 2005

Market value of listed or quoted securities: Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year end	36,687,167 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$21.99 (ii)	
Market value of class or series	(i) x (ii) =	806,750,802(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	806,750,802
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$35,000
New reporting issuer's reduced participation fee (if applicable) (See section 2.6 of the Rule) Total Fee Payable x Number of entire months remaining in the issuer's fiscal year / 12 =		
Late Fee, if applicable (As determined under section 2.5 of the Rule)		

AUDITORS' REPORT

To the Unitholders of Focus Energy Trust:

We have audited the consolidated balance sheet of Focus Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada

March 6, 2006

CONSOLIDATED BALANCE SHEETS

(thousands)	December 31, 2005	December 31, 2004
ASSETS		(Restated – Note 3)
Current assets		
Cash and cash equivalents	$ 4,696	$ 44
Accounts receivable	**21,065**	20,221
Prepaid expenses and deposits	**1,952**	1,698
	27,713	21,963
Petroleum and natural gas properties and equipment [note 4]	**430,865**	413,800
Goodwill	**5,100**	5,100
Reclamation fund [note 7]	**2,711**	1,923
	$ 466,389	$ 442,786
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 26,127**	$ 22,864
Cash distributions payable	**6,604**	5,756
	32,731	28,620
Long-term debt [note 8]	**87,500**	74,500
Asset retirement obligation [note 6]	**15,090**	11,461
Future income taxes [note 16]	**81,634**	82,339
	216,955	196,920
NON-CONTROLLING INTEREST		
Exchangeable shares [note 9]	**4,131**	4,934
UNITHOLDERS' EQUITY		
Unitholders' capital [note 10]	**244,426**	230,478
Contributed surplus [note 11]	**1,135**	499
Accumulated income [note 12]	**(258)**	9,955
	245,303	240,932
Commitments and contingencies [note 17]		
	$ 466,389	$ 442,786

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Approved on behalf of the Board:

Stuart G. Clark
Director

James H. McKelvie
Director

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

(thousands, except per-unit amounts)		December 31, 2005		December 31, 2004
				(Restated – Note 3)
Revenue				
Production revenue	$	191,669	$	150,173
Royalties		(44,067)		(34,551)
Alberta Royalty Tax Credit		490		475
Facility income		1,950		2,597
Interest income		40		229
		150,082		118,923
Expenses				
Transportation system charges		9,931		9,584
Production		14,948		11,789
General and administrative		6,768		5,526
Interest and financing		3,531		2,516
Depletion and depreciation [note 4]		53,916		43,826
Accretion on asset retirement obligation [note 6]		889		664
		89,983		73,905
Income before income taxes		60,099		45,018
Income and other taxes [note 16]				
Future income tax reduction		(5,678)		(10,503)
Current and large corporations tax		876		1,421
		(4,802)		(9,082)
Non-controlling interest – exchangeable shares		1,437		3,020
Net income for the period		63,464		51,080
Accumulated income, beginning of period				
As previously reported		31,750		33,561
Retroactive adjustment for changes in accounting policies [note 3]		(21,795)		(13,247)
As restated		9,955		20,314
Cash distributions		(73,677)		(61,439)
Accumulated income, end of period		(258)		9,955
Net income per unit [note 15]				
Basic	$	1.74	$	1.52
Diluted	$	1.71	$	1.49

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)		December 31, 2005		December31, 2004
Operating activities				(Restated – Note 3)
Net income for the period	**$**	**63,464**	$	51,080
Add non-cash items:				
Non-controlling interest – exchangeable shares		**1,437**		3,020
Non-cash general and administrative expenses [notes 10 & 11]		**2,340**		1,480
Depletion and depreciation		**53,916**		43,826
Accretion on asset retirement obligation		**889**		664
Future income tax recovery		**(5,678)**		(10,503)
Reclamation costs		**(632)**		(124)
Net change in non-cash working capital items		**(992)**		1,942
		114,744		91,385
Financing activities				
Proceeds from issue of trust units (net of costs)		**–**		70,419
Proceeds from exercise of unit appreciation rights		**813**		854
Increase (decrease) in long-term debt		**13,000**		53,163
Cash distributions paid		**(72,829)**		(59,608)
		(59,016)		64,828
Investing activities				
Capital asset additions		**(43,035)**		(25,156)
Acquisition expenditures [note 5]		**(10,363)**		(130,182)
Reclamation fund contributions, net of costs		**(788)**		(893)
Net change in non-cash working capital items		**3,110**		62
		(51,076)		(156,169)
Increase in cash and cash equivalents during the period		**4,652**		44
Cash and cash equivalents, beginning		**44**		–
Cash and cash equivalents, ending	**$**	**4,696**	$	44

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Pursuant to the terms of a net profits interest agreement (the "NPI Agreement"), the Trust is entitled to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd. and Focus BC Trust, wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to the NPI Agreement.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a) Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd. and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships. All inter-entity transactions and balances have been eliminated.

b) Petroleum and Natural Gas Properties and Equipment

The Trust follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of acquiring petroleum and natural gas properties and related development costs, whether productive or unproductive, are capitalized and accumulated in one Canadian cost centre, including asset retirement costs. Such costs include acquisition, drilling, geological, geophysical, and equipment costs and overhead expenses related to the properties and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined in the period that proved reserves are attributable to the properties or impairment has occurred. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the properties and equipment are capitalized. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion by 20 percent or more.

Depletion of petroleum and natural gas properties and depreciation of equipment are provided for using the unit-of-production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers calculated in accordance with National Instrument 51-101. Production and reserves of natural gas are converted to equivalent barrels of crude oil based on the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less costs of unproved properties, less the estimated future net realizable value of production equipment and facilities, plus provision for future development costs and future asset retirement costs of proved undeveloped reserves.

c) Cost Impairment Test

The Trust places a limit on the aggregate carrying value of petroleum and natural gas properties and equipment, which may be amortized against revenues of future periods (the "cost impairment test"). The cost impairment test requires an evaluation of petroleum and natural gas assets in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

Cost impairment is recognized if the carrying amount of the petroleum and natural gas properties exceeds the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. Cash flows are calculated based on third party quoted forward prices, adjusted for the Trust's contract prices and quality differentials.

Upon recognition of impairment, the Trust would then measure the amount of impairment by comparing the carrying amounts of the petroleum and natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves. The Trust's risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying amount above the net present value of the Trust's future cash flows would be recognized as a permanent impairment.

The cost of unproved properties is excluded from the cost impairment test calculation and subject to a separate impairment test.

d) Asset Retirement Obligation

The Trust uses the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the credit-adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

e) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business. Net identifiable liabilities of the acquired business include an estimate of future income taxes. The goodwill balance is assessed for impairment annually at year end or more frequently if events change and circumstances indicate that the asset might be impaired. The test for impairment is the comparison of the carrying amount to the fair value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities at their fair values. The excess of this allocation is the fair value of goodwill. Any excess of the book value of goodwill over this implied value is the impairment amount. Impairment is charged to income in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

An impairment test of goodwill was completed at December 31, 2005 resulting in no impairment amount.

f) Financial Instruments

The Trust uses financial instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust's policy is not to use financial instruments for speculative or trading purposes. Gains and losses on contracts which constitute effective hedges are recognized in production income at the time of sale of the related production. Financial instruments which do not qualify as hedges are recorded on a mark-to-market basis at the balance sheet date with the resulting gains or losses being taken into income in the period.

g) Income Taxes

Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income tax expense or liability has been made in the Trust.

In the Trust structure, payments are made between the Company and the Trust which result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

h) Unit-Based Compensation Plan

The Trust has a unit-based compensation plan (the "Plan") for employees, directors and consultants of the Trust and its subsidiaries which are described in Note 11. Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Compensation expense is based on the fair value of the unit-based compensation at the date of grant using a modified Black Scholes option pricing model. The fair value method has been adopted prospectively with rights granted in 2003. The pro forma impact for rights granted for the period from August 23, 2002 to December 31, 2002 using the fair value method is disclosed in Note 11.

Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders' capital.

The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

i) Per-Unit Amounts

Net income per unit is calculated using the weighted average number of units outstanding during the year. Diluted net income per unit includes additional trust units for the dilutive impact of the Rights Plan and exchangeable shares converted at the average exchange rate. The treasury stock method is used to determine the dilutive effect of unit-based compensation. The treasury stock method assumes that the proceeds received from the exercise of in-the-money trust unit rights are used to repurchase units at the average market rate during the period. The weighted average number of units outstanding is then adjusted by the net change. Net income is also increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

j) Revenue Recognition

Revenue associated with sales of crude oil, natural gas, and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

k) Joint Operations

Certain of the Trust's exploration and production activities are conducted jointly with others. The accounts of the Trust reflect its proportionate interest in such activities.

l) Cash and Cash Equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of funds on deposit for various terms. Cash and cash equivalents are stated at cost which approximates fair value.

m) Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

n) Transportation System Charges

The Trust records revenue gross of transportation system charges and a transportation system charge on the income statement.

o) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

The Trust's most significant properties in terms of production and capital expenditures are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months.

3. CHANGES IN ACCOUNTING POLICY

a) Non-Controlling Interest – Exchangeable Shares

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of this change in accounting policy, the Trust has presented non-controlling interest of $4.1 million and $4.9 million, respectively, in the Trust's consolidated balance sheet as at December 31, 2005 and 2004. Net income has been reduced for net income attributable to the non-controlling interest of $1.4 million and $3.0 million, respectively, for the years ended December 31, 2005 and 2004. Net income per trust unit-basic decreased $0.23 and $0.14, respectively, for the years ended December 31, 2005 and 2004. Net income per trust unit-diluted decreased $0.23 and $0.16, respectively, for the years ended December 31, 2005 and 2004.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This resulted in an increase in petroleum and natural gas properties and equipment of $111.8 million and $111.3 million respectively, an increase to unitholders' capital of $102.0 million and $91.1 million respectively, and an increase in the future income tax liability of $38.4 million and $38.6 million respectively at December 31, 2005 and 2004.

Opening accumulated income for 2005 and 2004 was decreased by $21.8 million and $13.2 million respectively for the cumulative impact of this change in accounting policy. The new accounting policy also resulted in a change in the calculation of weighted average trust units. Previously, weighted average trust units included outstanding exchangeable shares at the period end exchange ratio whereas under the new accounting policy, the weighted average trust units excludes trust units issuable for exchangeable shares.

There was no change to cash flow from operations as a result of this change in accounting policy.

b) Accumulated Income

Effective January 1, 2005 the Trust has presented accumulated income net of accumulated cash distributions paid or payable to unitholders on the balance sheet.

4. PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT

(thousands)		2005		2004
Petroleum and natural gas properties and equipment, at cost	**$**	**655,693**	$	584,712
Accumulated depletion and depreciation		**(224,828)**		(170,912)
Petroleum and natural gas properties and equipment, at cost, net	**$**	**430,865**	$	413,800

The calculation of depletion and depreciation in 2005 included an estimate of $61.6 million (2004 - $47.5 million) for future development costs and $3.4 million (2004 – $4.1 million) for future asset retirement costs associated with proved undeveloped reserves. Unproved property costs of $4.7 million (2004 - $3.1 million) and estimated net realizable value of production equipment and facilities of $25.0 million (2004 - $21.9 million) were excluded from the depletion calculation.

The Trust performed a cost impairment test at December 31, 2005 to assess the recoverable amount of the net carrying value of petroleum and natural gas properties and equipment. Future prices for crude oil and natural gas were obtained for the period 2006 to 2010 inclusive from the Trust's year-end independent reserve evaluations and then escalated based on escalation factors in the same evaluations. Based on these assumptions, the present value of future net revenues from the Trust's proved plus probable reserves exceeded the carrying value of the Trust's net carrying value of the petroleum and natural gas properties and equipment.

The future prices used for the cost impairment test for December 31, 2005 are as follows:

Consultant's Price Forecasts	2006	2007	2008	2009	2010
Crude Oil - WTI ($U.S/bbl)	$ 60.00	$ 57.50	$ 55.00	$ 52.50	$ 50.00
Natural Gas - AECO ($CDN/Mmbtu)	$ 10.54	$ 9.52	$ 8.32	$ 7.71	$ 7.10

5. ACQUISITION EXPENDITURES

(thousands) Area	Effective	Year ended December 31, 2005	Year ended December 31, 2004
Tommy Lakes, B.C.	April 1, 2004	$ –	$ 110,075
Medicine Hat, Alberta	September 1, 2004	–	19,090
Medicine Hat, Alberta	October 1, 2004	–	1,145
Tommy Lakes, B.C.	May 1, 2005	10,215	–
Other		148	(128)
		$ 10,363	$ 130,182

6. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $35.8 million which will be incurred between 2006 and 2020. The majority of the costs will be incurred after 2020. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	December 31, 2005	December 31, 2004
Balance, beginning of period	$ 11,461	$ 7,442
Accretion expense	889	664
Liabilities incurred		
Acquisitions	366	1,939
Development activity and change in estimates	3,006	1,540
Settlement of liabilities	(632)	(124)
Balance, end of period	$ 15,090	$ 11,461

7. RECLAMATION FUND

(thousands)	2005	2004
Balance as at January 1	$ 1,923	$ 1,030
Contributions (net of reclamation costs)	788	893
Balance as at December 31	$ 2,711	$ 1,923

A reclamation fund was established to fund the payment of environmental and site reclamation costs. Annual contributions will be made to the reclamation fund such that the currently estimated future environmental and site reclamation costs will be funded after 20 years. The Company may use the reclamation fund for purposes of funding its environmental and site reclamation costs. The reclamation fund is held on deposit at a Canadian financial institution.

8. LONG-TERM DEBT

The Trust has a $130 million revolving syndicated credit facility among four Canadian financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. At December 31, 2005, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at December 31, 2005 is approximately 4.3 percent.

The credit facility will revolve until May 24, 2006, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

9. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to December 31, 2005, a total of 417,128 exchangeable shares were converted into 546,473 trust units at exchange ratios prevailing at the time. At December 31, 2005, the exchange ratio was 1.37265 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The Company may redeem all but not less than all of the outstanding exchangeable shares at any time when the aggregate number of issued and outstanding exchangeable shares is less than 1,000,000. The Company will, at least 45 days prior to any redemption date, provide the registered holders with written notice of the prospective redemption. The redemption price is equal to that described previously. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

Exchangeable Shares of FET Resources Ltd.	Number of Shares		Consideration (thousands)	
	2005	2004	**2005**	2004
Balance as at January 1	**977,346**	3,245,650	**$ 4,934**	$ 10,539
Net income attributable to non-controlling interest			**1,437**	3,019
Exchanged for trust units	**(417,128)**	(2,268,304)	**(2,240)**	(8,624)
Balance as at December 31	**560,218**	977,346	**$ 4,131**	$ 4,934

For the year ended December 31, 2005 the Trust retroactively adopted EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net income must be reduced by the amount of net income attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

10. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

Trust Units of Focus Energy Trust	Number of Units		Consideration (thousands)	
	2005	2004	**2005**	2004
Balance as at January 1	**35,973,651**	28,034,233	**$ 230,478**	$ 115,095
Issued on conversion of exchangeable shares (i)	**546,473**	2,760,027	**11,479**	42,930
Issued pursuant to the Executive Bonus Plan (ii)	**67,293**	72,391	**1,408**	1,128
Issued for cash (iii)	–	5,000,000	–	74,500
Trust unit issue expense	–	–	–	(4,081)
Exercise of Unit Appreciation Rights (iv)	**99,750**	107,000	**1,061**	906
Balance as at December 31, 2005	**36,687,167**	35,973,651	**$ 244,426**	$ 230,478

(i) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iii) Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(iv) Exercise of Unit Appreciation Rights includes cash consideration of $813,123 (2004 - $854,040) and contributed surplus credit of $247,446 (2004 - $52,497).

11. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights, but the number of units reserved for issuance upon the exercise of rights shall not at any time exceed five percent of the aggregate number of issued and outstanding units of the Trust and including the number of units which may be issued on the exchange of the outstanding exchangeable shares. To December 31, 2005 a total of 227,250 units had been issued pursuant to the exercise of rights under the Plan, and 1,797,750 units are reserved for issuance under the Plan. With respect to the 1,797,750 units reserved for issuance under the Plan, a total of 1,311,100 rights have been granted.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2005		2004	
	Number of Rights	**Weighted Average Exercise Price**	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	**1,113,100**	**$ 11.78**	665,500	$ 9.74
Granted	**337,750**	**$ 21.68**	571,150	$ 16.31
Exercised	**(99,750)**	**$ 8.15**	(107,000)	$ 7.42
Cancelled	**(40,000)**	**$ 15.10**	(16,550)	$ 14.01
Before reduction of exercise price	**1,311,100**	**$ 14.51**	1,113,100	$ 13.27
Reduction of exercise price	**–**	**$ (1.99)**	–	$ (1.49)
Balance as at December 31	**1,311,100**	**$ 12.52**	1,113,100	$ 11.78

- The average exercise price at the grant date is $15.89 ($13.74 for 2004).
- The average contractual life of the rights outstanding is 3.21 years (3.79 years for 2004).
- The number of rights exercisable at December 31, 2005 is 273,500 (123,250 for 2004).
- The average value at the grant date for the year ended December 31, 2005 is $4.77 ($3.41 for 2004).

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $884,362 for the year ended December 31, 2005. The Trust recorded non-cash compensation expense of $305,489 for the year ended December 31, 2004.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $136,759 (2004 - $137,133) which would result in no change to net income per trust unit on a basic and diluted basis in 2005 and 2004.

The fair value of rights granted in 2005 was estimated using a modified Black Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.62 percent, volatility of 35 percent, life of 4.4 years and a dividend yield rate of 9.5 percent. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

12. ACCUMULATED INCOME

(thousands)	**2005**	2004
Accumulated income, before cash distributions	**$ 186,958**	$ 123,495
Accumulated cash distributions	**(187,216)**	(113,540)
Balance as at December 31	**$ (258)**	$ 9,955

13. FINANCIAL INSTRUMENTS

The Company's financial instruments included in the balance sheet consist of accounts receivable, other receivables, accounts payable and accrued liabilities and bank debt.

Credit risk:

The Company's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

Interest rate risk:

The Company is also exposed to interest rate risk to the extent that long-term debt is at a floating rate of interest.

Fair values:

The fair values of short-term financial instruments, being accounts receivable, accounts payable and accrued liabilities and cash distributions payable approximate their carrying values due to their short term to maturity. The fair value of long-term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at December 31, 2005, which have no book value, was a cost of $3.3 million.

Financial Contracts	Daily Quantity		Contract Price	Price Index	Term
Crude oil	300 bbls	$	72.97 Cdn	WTI	January 2006 – December 2006
	400 bbls	$	55.05–65.05 Cdn	WTI	January 2006 – December 2006
Natural gas	7,000 GJ	$	8.11-9.26 Cdn	AECO	November 2005 – March 2006
	7,000 GJ	$	7.57-8.60 Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$	8.75-10.02 Cdn	AECO	April 2006 – October 2006
	6,000 GJ	$	10.30 Cdn	AECO	April 2006 – October 2006
	7,000 GJ		11.92 Cdn	AECO	November 2006 – March 2007
	6,000 GJ	$	9.63-10.93 Cdn	AECO	November 2006 – March 2007*

* *contract entered into subsequent to December 31, 2005*

14. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at December 31, 2005, which have no book value, was a cost of $3.6 million.

Physical Sales Contracts	Daily Quantity	Contract Price	Term
Natural gas – fixed price	7,000 GJ	$ 8.55 Cdn	November 2005 – March 2006
	7,000 GJ	$ 7.25 Cdn	November 2005 – March 2006
	7,000 GJ	$ 7.62 Cdn	November 2005 – March 2006
	3,000 GJ	$ 8.67 Cdn	April 2006 – October 2006*
	3,000 GJ	$ 8.30 Cdn	April 2006 – October 2006*

* *contract entered into subsequent to December 31, 2005*

15. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the year ended December 31 are based on the weighted average number of trust units outstanding in 2005 of 36,432,905 (2004 of 33,605,800).

Diluted calculations for the year ended December 31 include additional trust units for the dilutive impact of the Rights Plan in 2005 of 564,620 (2004 of 327,465) and 910,887 exchangeable shares (2004 of 2,297,247) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the year ended December 31:

(thousands)	2005	2004
Interest paid	$ 3,345	$ 1,986
Interest received	$ 40	$ 76
Taxes paid	$ 791	$ 1,453
Cash distributions paid	$ 72,829	$ 59,608

16. INCOME TAXES

Effective July 1, 2005, the British Columbia government enacted a reduction in corporate income tax rates from 13.5 percent to 12.0 percent and effective April 1, 2004, the Alberta government enacted a reduction in corporate income tax rates from 12.5 percent to 11.5 percent. In 2003, Royal Assent was received legislating the reduction of the general corporate income tax rate on income from resource activities from 28 percent to 21 percent and for the elimination of the existing 25 percent resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid, to be phased in over a five-year period.

The Trust's expected future income tax rate is approximately 34 percent at December 31, 2005 compared to 35 percent at December 31, 2004. The Trust recorded a future income tax recovery of $5.7 million in 2005. This amount includes a recovery of $5.2 million relating to accounting for non-controlling interest – exchangeable shares ($6.3 million in 2004).

The Trust recognized future income tax liabilities of $6.3 million in 2004 related to the acquisitions of the Tommy Lakes partnership interest and of a private company.

Certain of the Trust's assets are held by entities which transfer taxable income to unitholders. The excess of the carrying value of these assets over the tax value is $84.4 million.

The provision for future income taxes is different from the amount computed by applying the combined statutory Canadian Federal and Provincial income tax rate to income for the period before income taxes. The differences are as follows:

(thousands)	2005	2004
Income before income and other taxes and non-controlling interest – exchangeable shares	$ 60,099	$ 45,018
Statutory combined federal and provincial income tax rate	38.08%	39.4%
Expected income tax expense at statutory rates	$ 22,885	$ 17,739
Add (deduct) the income tax effect of:		
Non-deductible crown charges	9,969	9,415
Resource allowance	(8,781)	(7,978)
Alberta Royalty Tax Credit	(121)	(164)
Reduction in corporate tax rate	(1,832)	(3,416)
Income attributable to the Trust, not subject to income tax	(28,779)	(24,178)
Capital tax	836	1,073
Other	1,021	(1,573)
Income and other taxes	$ (4,802)	$ (9,082)

The components of the future tax liability at December 31 are as follows:

(thousands)	2005	2004
Capital assets in excess of tax value	$ 87,973	$ 87,461
Provision for asset retirement obligation	(5,170)	(4,015)
Other	(1,169)	(1,107)
Future income taxes	$ 81,634	$ 82,339

17. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years:

($ thousands)	Total	2006	2007-2008	2009-2010	2011 and threafter
Office premises	1,898	150	932	816	–
Operating leases	632	284	348	–	–
Mineral and surface leases (2)	3,954	659	1,318	1,318	659
Transportation and processing	27,196	10,733	7,594	2,487	6,382
Asset retirement obligations (3)	15,090	319	470	657	13,644
Total contractual obligations	48,770	12,145	10,662	5,278	20,685

(1) THE TABLE DOES NOT INCLUDE THE TRUST'S OBLIGATIONS FOR FINANCIAL INSTRUMENTS AND PHYSICAL SALES CONTRACTS WHICH ARE FULLY DISCLOSED IN NOTES 13 AND 14.

(2) THE TRUST MAKES PAYMENTS FOR MINERAL AND SURFACE LEASES. THE TABLE INCLUDES PAYMENTS FOR EACH OF THE YEARS 2006 TO 2011 UNDER THESE LEASES, ASSUMING CONTINUATION OF THE LEASES. THE CONTINUATION OF LEASES IS BASED ON DECISIONS BY THE TRUST RELATING TO EACH OF THE UNDERLYING PROPERTIES. PAYMENTS FOR THE PERIOD AFTER 2011 HAVE NOT BEEN INCLUDED IN THE TABLE BUT WOULD CONTINUE AT THE SAME YEARLY RATE IF THERE WERE NO CHANGE TO THE UNDERLYING PROPERTIES.

(3) BASED ON THE ESTIMATED TIMING OF EXPENDITURES TO BE MADE IN FUTURE PERIODS

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

QUARTERLY INFORMATION

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1
FINANCIAL								
Oil and gas revenues, before royalties [1]	**52,315**	**48,790**	**46,583**	**43,981**	39,233	37,979	42,284	30,677
Funds flow from operations	**32,350**	**29,773**	**27,436**	**26,809**	23,241	21,926	25,961	18,438
Per unit - basic	**$0.86**	**$0.80**	**$0.73**	**$0.72**	$0.63	$0.59	$0.70	$0.57
Cash distributions per trust unit	**$0.54**	**$0.52**	**$0.48**	**$0.48**	$0.48	$0.45	$0.45	$0.42
Payout ratio – per-unit basis	**63%**	**65%**	**65%**	**67%**	77%	76%	64%	74%
Net income [2]	**17,858**	**17,573**	**14,682**	**13,351**	14,545	10,508	14,877	11,150
Per unit - basic [2]	**$0.49**	**$0.48**	**$0.40**	**$0.37**	$0.41	$0.30	$0.44	$0.38
Capital expenditures	**10,865**	**5,658**	**3,962**	**22,475**	11,325	1,529	857	11,445
Acquisition expenditures, net	**(33)**	**10,394**	**0**	**77**	1,190	18,580	109,945	(15)
Long-term debt plus working capital	**92,518**	**94,252**	**88,965**	**94,548**	81,157	75,235	60,690	(39,893)
Per unit - basic	**$2.47**	**$2.52**	**$2.38**	**$2.54**	$2.18	$2.03	$1.64	$(1.08)
Times funds flow from operations [3]	**0.7**	**0.8**	**0.8**	**0.9**	0.9	0.9	0.6	(0.5)
Total Trust Units - outstanding (000's)	**37,456**	**37,418**	**37,339**	**37,290**	37,223	37,094	37,016	36,923
Wtgd average Total Trust Units (000's)	**37,442**	**37,381**	**37,317**	**37,254**	37,163	37,057	36,980	32,386
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	**1,714**	**1,718**	**1,779**	**1,850**	1,903	1,932	2,027	2,122
NGLs (bbls/d)	**762**	**833**	**770**	**743**	724	775	703	472
Natural gas (mcf/d)	**42,629**	**44,910**	**46,997**	**43,575**	43,080	44,903	50,913	31,902
BOE (@6:1)	**9,582**	**10,036**	**10,382**	**9,856**	9,807	10,191	11,215	7,911
Natural gas weighting	**74%**	**75%**	**75%**	**74%**	73%	73%	76%	67%
Product prices realized [4]								
Crude oil (CDN$/bbl)	**$59.20**	**$57.78**	**$54.66**	**$54.94**	$41.28	$40.79	$40.07	$39.66
NGLs (CDN$/bbl)	**$60.64**	**$62.41**	**$55.13**	**$51.08**	$48.48	$45.48	$39.62	$39.59
Natural gas (CDN$/mcf)	**$9.24**	**$7.77**	**$7.40**	**$7.36**	$6.64	$6.01	$6.41	$ 6.65
Netback per BOE								
Revenue, net of transportation [4]	**$56.61**	**$49.87**	**$46.91**	**$46.75**	$40.82	$37.72	$38.85	$39.92
Royalties, net of ARTC	**(13.41)**	**(12.16)**	**(11.90)**	**(10.46)**	(9.36)	(9.22)	(9.45)	(10.20)
Production expenses	**(4.61)**	**(3.56)**	**(4.10)**	**(4.19)**	(3.76)	(3.31)	(2.52)	(3.78)
Netback per BOE	**$38.58**	**$34.15**	**$30.91**	**$32.09**	$27.71	$25.19	$26.88	$25.94
Funds flow from operations per BOE	**$36.70**	**$32.25**	**$29.04**	**$30.22**	$25.76	$23.39	$25.44	$25.61
Wells drilled (gross)	**6**	**16**	**3**	**12**	8	5	–	11
TRUST UNIT TRADING STATISTICS								
Unit prices (based on daily closing price)								
High	**$26.74**	**$24.05**	**$22.40**	**$22.60**	$21.39	$18.50	$15.95	$15.23
Low	**$19.72**	**$20.99**	**$18.99**	**$18.60**	$18.08	$15.37	$14.60	$12.90
Close	**$25.72**	**$24.04**	**$21.60**	**$20.80**	$19.97	$18.08	$15.50	$14.83
Daily average trading volume	**103,540**	**117,859**	**73,020**	**115,824**	139,144	101,752	106,869	112,614

(1) RESTATED AT DECEMBER 31, 2004 TO BREAK OUT THE TRANSPORTATION SYSTEM CHARGES SEPARATELY (INCREASES REVENUE AND RECORDS THIS NEW EXPENSE)
(2) RESTATED AT JUNE 30, 2005 WITH NEW ACCOUNTING POLICY EIC-151 "EXCHANGEABLE SECURITIES ISSUED BY SUBSIDIARIES OF INCOME TRUSTS"
(3) LONG-TERM DEBT PLUS WORKING CAPITAL DIVIDED BY FUNDS FLOW FROM OPERATIONS FOR THE QUARTER ANNUALIZED
(4) REALIZED PRICES ARE NET OF HEDGING SETTLEMENTS AND TRANSPORTATION SYSTEM CHARGES (WHICH ARE REPORTED SEPARATELY STARTING DECEMBER 31, 2004)

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST FILES ITS ANNUAL INFORMATION FORM

Calgary, March 30, 2006— Focus Energy Trust (the "Trust") (FET.UN — TSX and FTX — TSX) today filed its Annual Information Form which includes the Trust's reserves data and other oil and gas information for the year ended December 31, 2005 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of the Trust's Annual Information Form may be obtained on www.sedar.com.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
or
Bill Ostlund, Vice President Finance and Chief Financial Officer
Focus Energy Trust
Suite 3300, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Fax: (403) 781-8408

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR MARCH 15, 2006

Calgary, March 15, 2006 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX -- TSX) confirms that the monthly cash distribution in respect of March production of Cdn. $0.19 per trust unit will be paid on April 17, 2006 to unitholders of record March 31, 2006. The ex-distribution date is March 29, 2006.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

82-34761

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES 2005 FINANCIAL & OPERATING RESULTS

CALGARY, March 9, 2006 – Focus Energy Trust ("Focus") (FET.UN – TSX and FTX – TSX) released today its 2005 year-end consolidated financial and operating results.

2005 was a very successful year for Focus. We continued to execute our sustainable business model, add to our inventory of internally developed opportunities and acquire strategic assets that are reflective of our tight gas initiatives. All the while, we enjoyed a strong commodity price environment that allowed us to increase distributions during the year.

(thousands of dollars except where indicated)	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Over Year Change
FINANCIAL					
Oil and gas revenues, before transportation system charges and royalties	**52,315**	39,233	**191,669**	150,173	28%
Funds flow from operations [1]	**32,350**	23,241	**116,368**	89,567	30%
Per unit [2] [4]	**$ 0.86**	$ 0.63	**$ 3.12**	$ 2.49	25%
Cash distributions per trust unit					
Per unit	**$ 0.54**	$ 0.48	**$ 2.02**	$ 1.80	12%
Payout ratio (per-unit basis)	**63%**	77%	**65%**	72%	(7%)
Net income[3]	**17,858**	14,545	**63,464**	51,080	24%
Per unit [3]	**$ 0.49**	$ 0.41	**$ 1.74**	$ 1.52	15%
Capital expenditures and acquisitions	**10,832**	12,515	**53,398**	154,855	(66%)
Long-term debt less working capital	**92,518**	81,157	**92,518**	81,157	14%
Total Trust Units – outstanding (000's)[4]	**37,456**	37,223	**37,456**	37,223	1%
Weighted average Total Trust Units (000's)[5]	**37,442**	37,163	**37,344**	35,903	4%
OPERATIONS					
Average daily production					
Crude oil (bbls/d)	**1,714**	1,903	**1,765**	1,996	(12%)
NGLs (bbls/d)	**762**	724	**777**	669	16%
Natural gas (mcf/d)	**42,629**	43,080	**44,526**	42,706	4%
Barrels of oil equivalent (@ 6:1)	**9,582**	9,807	**9,963**	9,782	2%
Average product prices realized, net of transportation system charges [6]					
Crude oil (CDN$/bbl)	**$ 59.20**	$ 41.28	**$ 56.61**	$ 40.43	40%
NGLs (CDN$/bbl)	**$ 60.64**	$ 48.48	**$ 57.50**	$ 43.73	31%
Natural gas (CDN$/mcf)	**$ 9.24**	$ 6.64	**$ 7.92**	$ 6.41	24%
Field netback per BOE					
Revenue [6]	**$ 56.61**	$ 40.82	**$ 49.97**	$ 39.27	27%
Royalties, net of ARTC	**$ (13.41)**	$ (9.36)	**$ (11.98)**	$ (9.52)	26%
Production expenses	**$ (4.61)**	$ (3.76)	**$ (4.11)**	$ (3.29)	25%
Field netback	**$ 38.58**	$ 27.71	**$ 33.88**	$ 26.46	28%
Wells drilled					
Gross	**6**	8	**37**	24	54%
Net	**4.8**	5.8	**29.4**	14.6	101%
Success rate	**100%**	100%	**100%**	96%	4%
TRUST UNIT TRADING STATISTICS					
Unit prices					
High	**$ 26.74**	$ 21.39	**$ 26.74**	$ 21.39	
Low	**$ 19.72**	$ 18.08	**$ 18.60**	$ 12.90	
Close	**$ 25.72**	$ 19.97	**$ 25.72**	$ 19.97	29%
Daily average trading volume	**103,540**	139,144	**100,987**	112,677	(10%)

RESERVES			
Proved plus probable [7]			
Crude oil (mbbls)	5,608	5,697	(2%)
NGLs (mbbls)	3,420	3,387	1%
Natural gas (Mmcf)	187,506	194,462	(4%)
Barrels of oil equivalent (@6:1)	40,279	41,495	(3%)
Reserve life index of proved plus probable [8]	10.5	10.6	(1%)
Gas weighting of proved plus probable reserves	78%	78%	0%
Proved reserves/proved plus probable reserves	77%	76%	1%

(1) Funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

(2) Based on the weighted average Total Trust Units outstanding for the period.

(3) Net income has been restated. See Notes 2 and 3 of the notes to consolidated financial statements. Per-Unit amounts are based on weighted average units outstanding for the period, excluding exchangeable shares.

(4) Total Trust Units being trust units and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio was 1.37265 at December 31, 2005 and 1.27833 at December 31, 2004.

(5) Weighted average Total Trust Units including trust units and exchangeable shares converted at the average exchange ratio.

(6) Net of settlements for financial hedging instruments and net of transportation system charges.

(7) Reserve numbers are total proved plus probable company gross reserves (before deduction of royalties payable, not including royalties receivable) as defined in National Instrument 51-101.

(8) Reserve life index is calculated by dividing year-end reserves by the forward year production estimate from the reserve reports.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

HIGHLIGHTS

2005 Q4

- Record funds flow and field netbacks in the quarter were driven by high natural gas prices.
- New gas production in the Medicine Hat area was added with the tie in of 13 new wells.
- The 2005/2006 Tommy Lakes winter program commenced in November 2005 with five wells (4.5 net) being drilled prior to year end.

2005

- Focus units realized a 39 percent total annualized return in 2005. Total return since the Trust's inception in 2002 is 228 percent.
- Monthly distributions increased from $0.16 per unit at the start of the year to $0.18 per unit in August 2005. Distribution increases were driven primarily by extremely strong commodity prices.
- Funds flow from operations per unit increased 25 percent on a year-over-year basis.
- In 2005 our drilling program doubled in size as we continued to utilize our inventory of internally-generated drilling opportunities to replace production.
- Drilling success was 100 percent on the expanded program.
- Through a series of three land deals, we effectively doubled our land position at Tommy Lakes, building our inventory of internally-generated drilling opportunities.
- On a per-unit basis, proved plus probable reserves decreased by three percent in 2005. Proved plus probable reserves per unit have increased by 13 percent since Trust inception.
- Our reserve life index, on a proved plus probable basis, has essentially held constant at 10.5 years, even in the absence of a major acquisition.
- Net asset value per unit increased 49 percent on a year-over-year basis to $16.50, based on the Paddock Price Forecast and a 10 percent discount rate. Using a Constant Price Forecast and a 10 percent discount rate, the net asset value per unit is $19.74.
- Three-year average proved plus probable, finding, development and acquisition costs of $12.60 per BOE (including future capital) represent a recycle ratio of 2.2 times.
- Over the past four years, funds flow from operations has fully funded all capital expenditures, reclamation fund contributions, cash distributions, as well as reducing debt by $10.7 million.
- Our 2005/2006 Tommy Lakes winter drilling program is complete. Ten gross (10 net) development wells were drilled, completed and tied in. In addition, two gross (1 net) exploration wells were drilled and completed.
- In 2006 we have approximately 50 percent of gas production price protected at $10.06 per mcf.

YEAR-END RESERVES

Based on independent engineering evaluations conducted by Paddock Lindstrom and Associates Ltd. ("Paddock") and McDaniel and Associates Consultants Ltd. ("McDaniel") effective December 31, 2005, Focus had proved plus probable reserves of 40.3 MMBOE, a decrease of three percent from the 41.5 MMBOE recorded at December 31, 2004. Year-end reserves were evaluated in accordance with National Instrument 51-101 ("NI 51-101"). Full tabular data relating to reserves, net present values, price forecasts and reserve addition costs is presented in **Appendix B**.

Paddock and McDaniel evaluated 100 percent of the Trust's reserves. The portion of the evaluation conducted by Paddock represented 86 percent of the proved plus probable reserves and 83 percent of the associated future net revenue discounted at 10 percent. The remainder of the reserves and associated future net revenue were evaluated by McDaniel. The Paddock December 31, 2005 price forecast was used in the future net revenue determinations for

both evaluations. The Trust's Reserves Committee, made up of independent and qualified directors of the Trust, has reviewed and approved the reports prepared by Paddock and McDaniel and other pertinent reserves data.

Proved developed producing reserves represent 53 percent of proved plus probable reserves, while total proved reserves represent 77 percent of total proved plus probable reserves. On a BOE basis, total proved plus probable reserves consist of 78 percent natural gas, 14 percent light crude oil and eight percent natural gas liquids. On a proved basis, technical revisions were positive 1.8 MMBOE, or approximately six percent of the opening balance. On a proved plus probable basis, technical revisions were positive 0.7 MMBOE, or two percent of the opening balance.

Net Present Value of Future Net Revenue

The estimated net present value of Focus' crude oil, natural gas and natural gas liquids reserves was evaluated using Paddock's December 31, 2005 price forecast prior to provision for income taxes, interest, debt service charges and general and administrative expenses. At a 10 percent discount rate, the net present value of the Trust's proved plus probable reserves was $705 million. Proved producing and total proved reserves make up respectively 66 percent and 85 percent of the total proved plus probable value.

Reserve Life Index

Focus' proved plus probable RLI at year-end 2005 is 10.5 years, essentially flat to the year-end 2004 RLI of 10.6 years. Similarly, the Trust's proved year-end 2005 RLI is 8.3 years as compared to 8.4 years at year-end 2004. These RLIs are calculated using period-end reserves and forward-year forecast production from the reserves report.

Reserve Addition Costs

Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production. On a proved basis, Focus' 2005 reserve addition costs were $21.84 per BOE including acquisitions and divestitures or $21.85 per BOE excluding acquisitions and divestitures. On a proved plus probable basis, 2005 reserve addition costs were $29.87 per BOE including acquisitions and divestitures or $36.15 per BOE excluding acquisitions and divestitures. This year's reserve addition costs were impacted by reserve revisions, increases in estimated FDC and the large portion of Focus' overall capital program that is directed towards the development of proved undeveloped reserves. At year end, total estimated FDC was $61.7 million for proved reserves and $82.7 million for proved plus probable reserves.

Three-year average reserve addition costs, including acquisitions and divestitures, are $16.49 per BOE on a proved basis and $12.60 per BOE on a proved plus probable basis. The Trust believes that these three-year average costs are the most accurate reflection of our ongoing reserve addition costs. Using a three-year average mitigates the impact of year-to-year variability in factors such as acquisition activity, the timing of the development of proved undeveloped reserves, reserve revisions, and changes to capital costs and estimates for future development capital.

Net Asset Value

The following net asset value ("NAV") table shows what is commonly referred to as a "produce out" NAV calculation before tax. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

NAV at December 31, 2005	Discounted at 10%		Discounted at 5%	
($ thousands except per-unit amounts)	Paddock Price Forecast	Constant Price Forecast	Paddock Price Forecast	Constant Price Forecast
Value of proved plus probable reserves	704,912	825,830	903,434	1,078,254
Undeveloped lands	5,120	5,120	5,120	5,120
Net debt including working capital	(92,518)	(92,518)	(92,518)	(92,518)
Reclamation fund	2,711	2,711	2,711	2,711
Abandonment and reclamation liability (1)	(2,085)	(1,599)	(1,831)	(1,267)
Net asset value	618,140	739,544	816,916	992,300
Total Trust Units outstanding (thousands)	37,456	37,456	37,456	37,456
Per unit	$16.50	$19.74	$21.81	$26.49

(1) In addition to abandonment and reclamation liability already included in reserve reports

Net asset value per unit, based on the Paddock Price Forecast and a 10 percent discount rate, increased 49 percent on a year-over-year basis, driven primarily by a stronger commodity price forecast.

RESULTS OF OPERATIONS

The following is a discussion and analysis of the operating and financial results of Focus for the three months and year ended December 31, 2005 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. **This discussion is dated March 7, 2006 and should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes.**

The consolidated financial statements and accompanying notes for the quarter and year ended December 31, 2005 are attached as **Appendix A.**

Throughout this discussion, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow, as presented, does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow, as presented, is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

Per barrel of oil equivalent ("BOE") amounts have been calculated using a conversion of six thousand cubic feet of natural gas to one barrel of oil (6 mcf = 1 bbl).

OPERATIONS SUMMARY	**Three Months Ended Dec. 31, 2005**	Three Months Ended Dec. 31, 2004	**Years Ended Dec. 31, 2005**	Years Ended Dec. 31, 2004	Year Over Year Change
Average daily production					
Barrels of oil equivalent (@ 6:1)	**9,582**	9,807	**9,963**	9,782	2%
% Natural gas	**74%**	73%	**74%**	73%	
Average product prices realized[1]					
Crude oil sales (CDN$/bbl)	**$ 68.95**	$ 56.33	**$ 66.81**	$ 51.43	30%
Financial hedging settlements (CDN$/bbl)	**$ (9.75)**	$ (15.05)	**$ (10.20)**	$ (11.01)	(7%)
Realized price (CDN$/bbl)	**$ 59.20**	$ 41.28	**$ 56.61**	$ 40.43	40%
NGLs (CDN$/bbl)	**$ 60.64**	$ 48.48	**$ 57.50**	$ 43.73	31%
NGL price/crude oil price	**88%**	86%	**86%**	85%	1%
Natural gas sales (CDN$/mcf)	**$ 10.20**	$ 7.25	**$ 8.64**	$ 7.02	23%
Transportation system charges (CDN$/mcf)	**$ (0.62)**	$ (0.61)	**$ (0.61)**	$ (0.61)	-
Financial hedging settlements (CDN$/mcf)	**$ (0.34)**	$ -	**$ (0.11)**	$ -	100%
Realized price (CDN$/mcf)	**$ 9.24**	$ 6.64	**$ 7.92**	$ 6.41	24%
Reference prices & differential to price, net of transportation					
Crude oil (Edm. Light Price CDN$/bbl)	**$ 71.17**	$ 57.74	**$ 68.50**	$ 52.62	30%
Differential (CDN$/bbl)	**$ (2.22)**	$ (1.41)	**$ (1.69)**	$ (1.18)	43%
Natural gas (AECO daily CDN$/mcf)	**$ 11.43**	$ 6.57	**$ 8.77**	$ 6.55	34%
Differential (CDN$/mcf)	**$ (1.85)**	$ 0.07	**$ (0.74)**	$ (0.14)	414%
Barrels of oil equivalent (@ 6:1)	**$ 69.26**	$ 44.34	**$ 56.67**	$ 42.93	32%
Differential (including NGLs vs crude oil)	**$ (9.38)**	$ (0.60)	**$ (4.40)**	$ (1.42)	210%
Production revenue, before transportation system charges ($ thousands)					
Crude oil, before hedging settlements	**10,925**	9,891	**43,182**	37,704	15%
Financial hedging settlements	**(1,538)**	(2,634)	**(6,573)**	(8,040)	(18%)
NGLs	**4,255**	3,233	**16,321**	10,715	52%
Natural gas, before transportation system charges	**40,017**	28,743	**140,516**	109,793	28%
Financial hedging settlements	**(1,345)**	-	**(1,777)**	-	-
	52,315	39,233	**191,669**	150,173	28%
Funds flow from operations ($ thousands)					
Cash flow from operating activities	**36,818**	28,117	**114,744**	91,385	26%
Reclamation costs	**34**	124	**632**	124	410%
Net change in non-cash working capital items	**(4,502)**	(5,000)	**992**	(1,942)	(151%)
	32,350	23,241	**116,368**	89,567	30%
Funds flow from operations per BOE					
Production revenue	**$ 62.62**	$ 46.40	**$ 55.00**	$ 44.19	24%
Financial hedging settlements	**(3.27)**	(2.92)	**(2.30)**	(2.25)	2%
Transportation system charges	**(2.74)**	(2.66)	**(2.73)**	(2.68)	2%
Realized price[1]	**56.61**	40.82	**49.97**	39.27	27%
Royalties, net of ARTC	**(13.41)**	(9.36)	**(11.98)**	(9.52)	26%
Production expenses	**(4.61)**	(3.76)	**(4.11)**	(3.29)	25%
Field netback	**38.58**	27.71	**33.88**	26.46	28%

Facility income	**0.44**	0.58	**0.54**	0.73	(26%)
Interest income	**0.01**	0.05	**0.01**	0.06	(83%)
General and administrative, cash portion	**(1.27)**	(1.21)	**(1.22)**	(1.13)	8%
Interest and financing and other	**(1.07)**	(0.93)	**(0.97)**	(0.70)	39%
Current and large corporations tax	**0.01**	(0.44)	**(0.24)**	(0.40)	(40%)
	$ 36.70	$ 25.76	**$ 32.00**	$ 25.02	28%
Funds flow from operations/field netback	**95%**	93%	**94%**	95%	(1%)
Royalty rate (before hedging settlements and net of transportation system charges)	**22%**	21%	**23%**	23%	-

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall 2005 Performance

Strong performance continued in 2005 driven by record high commodity prices, successful development programs in several of our core areas and the execution of our business strategy. Focus' strategy is to surface value on our existing assets, maintain cost efficiencies, maintain financial strength and acquire quality assets.

Production of the Trust in 2005 increased two percent primarily through development programs at our key natural gas properties at Tommy Lakes, Pouce Coupe, Medicine Hat and Sylvan Lake. In a year of escalating costs within the sector and extreme competition for acquisitions, we continue to expand our operational focus and utilize the drill bit to replace production and reserves. In 2005 we increased field expenditures by 71 percent and increased the number of net wells drilled by 101 percent. Natural gas continues to be the primary focus of the Trust, with 91 percent of net wells drilled targeting natural gas. Our land position and inventory of drilling opportunities were increased in natural gas areas, especially Tommy Lakes where three deals effectively doubled our land position.

Focus continued its strong financial performance during 2005 and maintained its financial strength. Funds from operations increased 30 percent due to a 27 percent increase in revenue per BOE and a two percent increase in volumes. Production expenses per BOE increased 25 percent during 2005 as a result of increased cost of services and energy used in field operations. The $116.4 million of funds flow from operations plus $1.8 million of debt was used to fund distributions, reclamation fund contributions and field capital expenditures.

Funds flow from operations increased 25 percent to $3.12 per unit and cash distributions declared were increased to $2.02 per unit. The distribution policy is aimed at achieving consistency of distributions and sustainability through balancing funds flow compared to distributions and capital programs.

Seasonality of Operations

Many of Focus' natural gas properties are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area. Capital expenditures at Tommy Lakes represented 58 percent of the total field capital expenditures during 2005 and 64 percent in 2004.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- Natural gas wells drilled during the winter development program are brought on-stream from January to March. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter. These wells have strong flush production and then drop down to their stabilized production rate within 12 months.
- Higher production volumes during these initial months of flush production result in a corresponding increase in the revenue, royalties and operating expenses reported.
- Fluctuations in the utilization of credit facilities will result from the pattern of capital expenditures and funds flow from operations.
- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2005 Q4:

- Overall production on a BOE basis during the fourth quarter declined 4.5 percent from the previous quarter. Oil and NGL volumes decreased three percent and natural gas volumes were five percent lower. This pattern of fourth quarter production levels being the lowest of the year is consistent with prior years and expectations. The natural gas wells at Tommy Lakes from last winter's drilling program continued to transition from the flush production phase.
- Natural gas volumes added through development activities in the fourth quarter were delayed due to issues associated with weather and the availability of services in the Medicine Hat area. Ultimately, all 13 wells drilled in the third quarter were successfully completed and tied in during the fourth quarter. Focus' share of production from these new wells is expected to average approximately 1.2 Mmcf per day in the first quarter of 2006.
- Compared with the fourth quarter of 2004, production of crude oil was down 10 percent and natural gas production decreased one percent. Natural gas production increased in all operating areas except Kotcho-Cabin where decline rates are higher and there has been limited reinvestment.
- Production continues to be weighted towards natural gas with 74 percent of overall production consisting of natural gas and another eight percent of natural gas liquids.

2005 compared with 2004:

- Overall average production was two percent higher in 2005 compared with 2004, with a four percent increase in natural gas, a 16 percent increase in NGL's and a 12 percent decline in crude oil. These results reflect the emphasis of reinvestment on longer life natural gas properties. The increase in NGL production reflects the decline of leaner gas at Kotcho-Cabin and the increase in more liquids-rich gas primarily at Tommy Lakes.
- Focus continued to replace production volumes through successful drilling programs in the natural gas areas of Tommy Lakes, Pouce Coupe, Medicine Hat and Sylvan Lake.
- The majority of our oil properties have experienced natural declines in production rates. Capital expenditures for the oil properties have been directed towards our operated properties at Loon Lake and Golden.
- The production pattern for 2004 and 2005 is consistent with higher volumes of natural gas and NGLs peaking in the second quarter. This pattern is expected to continue for 2006 as the 2005-2006 winter drilling program at Tommy Lakes commenced in November 2005 and the new production is coming on stream in the first quarter of 2006.

Pricing and Price Risk Management

Natural Gas

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:
  - a) higher than standard heat content of our natural gas;
  - b) a high proportion of natural gas delivered to British Columbia markets;
  - c) transportation system charges in British Columbia and Alberta;
  - d) the difference between how the physical gas is sold during the period versus the AECO daily average.
- Realized natural gas price compared to AECO daily reference price:

Realized Price Per Mcf	Three Months Ended December 31, 2005	2004	Years Ended December 31, 2005	2004
AECO daily average (CDN$/mcf)	**$11.43**	$ 6.57	**$ 8.77**	$ 6.55
Plus: heat content adjustment [1]	**1.29**	0.58	**0.83**	0.57
Less: differential to B.C. markets [1]	**(0.02)**	0.02	**(0.16)**	(0.05)
Less: transportation system charges [1]	**(0.62)**	(0.61)	**(0.61)**	(0.61)
Adjust: timing of actual gas sales [1]	**(0.48)**	(0.39)	**(0.13)**	(0.09)
Price before price protection	**11.60**	6.17	**8.71**	6.37
Impact of longer term physical sales contracts [1]	**(2.02)**	0.47	**(0.67)**	0.04
Financial hedging settlements	**(0.34)**	-	**(0.11)**	-
Realized price per mcf	**$ 9.24**	$ 6.64	**$ 7.92**	$ 6.41

(1) *Included in differential reported in Operations Summary table*

- Focus' realized natural gas price increased 19 percent to $9.24 per mcf in the fourth quarter of 2005 from $7.77 in the third quarter. Realized natural gas prices for the year increased 24 percent in 2005 to $7.92 per mcf compared to $6.41 per mcf in 2004.
- During the quarter, 49 percent of natural gas was sold under forward physical sales contracts and resulted in natural gas sales of $7.9 million lower than if the natural gas had been sold based on the AECO daily reference price.
- During 2005, 58 percent of natural gas production was sold under forward physical sales contracts and resulted in natural gas sales of approximately $10.9 million lower than if the natural gas had been sold based on the AECO daily reference price. This compares with an increase of $0.6 million in 2004.
- The impact of financial instrument settlements for natural gas was $1.8 million in 2005 ($1.3 million in the fourth quarter). There were no settlements of financial instruments for natural gas in 2004.
- At December 31, 2005 the estimated fair market value of the physical and financial contracts related to natural gas price protection was a cost of $6.0 million. This is based on the futures market for natural gas and fluctuates considerably. The current fair market value of these contracts is estimated by management to be an in-the-money value exceeding $14.0 million.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $59.20 per barrel for the fourth quarter of 2005 versus $41.28 for the comparable period in 2004.
- With continued strong oil prices in 2005, there was a hedging cost of $1.5 million or $9.75 per barrel for the fourth quarter of 2005 and a hedging cost of $6.6 million or $10.20 per barrel for 2005. For the comparable period in 2004, there was a hedging cost of $2.6 million or $15.05 per barrel for the fourth quarter of 2004 and a hedging cost of $8.0 million or $11.01 per barrel for 2004.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices in an effort to help maintain sustainable distributions.
- A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 13 and 14 of the notes to consolidated financial statements.

Price Protection (volume and reference price)		2006				2007
		Q1	Q2	Q3	Q4	Q1
Natural gas	Mmcf/d	24.2	22.5	22.5	15.0	11.3
	CDN$/mcf	$ 9.10-$9.43	$10.08-$10.80	$10.08-$10.80	$11.30-$12.02	$12.54-$13.24
Crude oil	bbls/d	700	700	700	700	-
	CDN$/bbl	$62.73-$68.44	$62.73-$68.44	$62.73-$68.44	$62.73-$68.44	-

Changes in Accounting Policy

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly

traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This results in an increase in the carrying value of petroleum and natural gas properties and equipment and thus an increase to depletion and depreciation. This increase to petroleum and natural gas properties and equipment is without tax basis and thus creates a future income tax liability. This liability is recognized on the balance sheet as an increase to the future income tax liability and an increase to petroleum and natural gas properties and equipment. As the addition to petroleum and natural gas properties and equipment is depleted, there is a recovery to future income taxes on the income statement.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The following tables summarize the results of this change in accounting policy.

Cumulative Change in Balance Sheet Items [increase (decrease)]

(thousands)	**December 31, 2005**	December 31, 2004
Petroleum and natural gas properties and equipment	**$111,797**	$111,347
Future income taxes	**38,411**	38,612
Non-controlling interest – exchangeable shares	**4,131**	4,934
Unitholders' capital	**102,004**	91,143
Exchangeable shares	**(928)**	(1,547)
Accumulated income, opening adjustment	**(21,795)**	(13,247)
Net income impact of new policy	**(10,026)**	(8,548)

	Three Months Ended	**December 31,**		**Years Ended December 31,**
Change in Statements of Income Items (thousands)	**2005**	2004	**2005**	2004
Depletion and depreciation	**$ 3,177**	$ 3,182	**$13,762**	$11,819
Future income tax expense (reduction)	**(1,509)**	(2,772)	**(5,173)**	(6,291)
Non-controlling interest	**366**	495	**1,437**	3,020
Net income impact of new policy	**$ 2,034**	$ 905	**$10,026**	$ 8,548

There was no change to funds flow from operations as a result of this change in accounting policy.

Production Revenue

- Production revenue, before transportation system charges, for the three months ended December 31, 2005 was $52.3 million, consisting of 71 percent natural gas sales, 20 percent crude oil sales, and nine percent from sales of natural gas liquids. Focus has increased its weighting of volumes to natural gas and natural gas liquids through development programs which primarily target natural gas opportunities. Production revenue for the fourth quarter of 2005 is $3.5 million higher than the third quarter of 2005 due to a 14 percent increase in production revenue per BOE offsetting a five percent decrease in production.
- Production revenue, before transportation system charges, for 2005 increased 28 percent to $192 million. Compared with 2004, there was a two percent increase in average daily production and a 25 percent increase in revenue per BOE.

Production Expenses

	2005				2004			
	Q4	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1
Production expenses per BOE	**$4.61**	**$3.56**	**$4.10**	**$4.19**	$3.76	$3.31	$2.52	$3.78

- Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are typically the highest in the first and fourth quarters when these properties are accessible for maintenance and restocking of supplies.
- Production expenses for 2005 averaged $4.11 per BOE compared with $3.29 per BOE for 2004. Production expenses in 2005 have risen 25 percent in response to high activity levels in the sector, competition for services and higher energy costs.
- Average production expenses for 2006 are forecast to be in the range of $4.25 to $4.75 per BOE.

General and Administrative Expenses

	Three Months Ended December 31,		Years Ended December 31,	
(thousands)	**2005**	2004	**2005**	2004
Cash G&A expenses	**$1,941**	$1,557	**$6,899**	$5,713
Overhead recoveries	**(822)**	(465)	**(2,470)**	(1,667)
Total cash G&A expenses	**1,119**	1,092	**4,429**	4,046
Non-cash G&A expense [1]	**348**	276	**1,455**	1,174
Trust Unit Rights Plan expense [2]	**266**	126	**884**	306
Net G& A reported	**$1,733**	$1,494	**$6,768**	$5,526
Cash based G&A per BOE	**$1.27**	$1.21	**$1.22**	$1.13
Net reported G&A per BOE	**$1.97**	$1.66	**$1.86**	$1.54

(1) Gross general and administrative expenses for 2005 included $2.9 million associated with the Executive Bonus Plan (2004 - $2.3 million). Half of this amount is non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 11 of the notes to consolidated financial statements.

Cash-based general and administrative expenses were $1.27 per BOE for the fourth quarter and $1.22 per BOE for 2005. This compares with $1.21 per BOE for the fourth quarter of 2004 and $1.13 per BOE for 2004. Increased general and administrative expenses in 2005 result from increased staff levels and office expenses as part of the organic growth initiatives and expanded operations offset by higher overhead recoveries as well as expenses related to ensuring compliance with new internal control over financial reporting and disclosure regulations.

Interest and Financing Expenses

Interest and financing expenses increased $1.0 million to $3.5 million in 2005 compared to $2.5 million in 2004 commensurate with higher average debt balances and higher interest rates. Long-term debt was $87.5 million at December 31, 2005 compared to $74.5 million at December 31, 2004.

Depletion and Depreciation

The depletion and depreciation rate is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier under "Changes in Accounting Policy".

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended December 31, 2005 increased to $11.47 per BOE ($15.08 per BOE, including the exchangeable share impact) compared to $10.42 per BOE ($13.98 per BOE, including the exchangeable share impact) in the fourth quarter of 2004. The increase reflects actual capital expenditures and updated estimates of proved reserves. The depletion rate of $11.47 per BOE in the fourth quarter of 2005 includes $0.32 per BOE related to the estimated asset retirement obligation compared to $0.22 per BOE in the fourth quarter of 2004. The depletion rate in the fourth quarter of 2005 was impacted by higher industry costs incurred for drilling and development activities and by future development cost estimates.

Asset Retirement Obligation

The asset retirement obligation increased $3.6 million to $15.1 million at December 31, 2005 from $11.5 million at December 31, 2004. The increase reflects additional liabilities associated with new drilling activity, properties acquired during the year and accretion expense net of actual reclamation expenditures. Accretion expense increased by $0.2 million to $0.9 million in 2005 from $0.7 million in 2004 commensurate with the increase in the asset retirement obligation liability. See Note 6 of the notes to consolidated financial statements for more information.

Income and Other Taxes

The future income tax provision and liability is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier in this document under "Changes in Accounting Policy".

Income and other taxes include a future income tax recovery of $5.7 million in 2005 compared to a recovery of $10.5 million in 2004. The recovery of future income tax results from a reduction in corporate income tax rates in 2005, distributions to unitholders which transfers taxable income from the Trust to individual unitholders and from the depletion associated with accounting for exchangeable shares.

Large corporations tax, predominantly based on year-end debt and equity levels, in 2005 was $0.8 million compared to $1.1 million in 2004 reflecting a reduction of the large corporations tax rate.

Capital Expenditures

Capital expenditures for field operations were $10.9 million in the fourth quarter of 2005, as Focus completed and tied in the wells drilled at Medicine Hat in Q3 and initiated the winter development program at Tommy Lakes. The Trust drilled six wells during the quarter, including five wells (4.5 net) at Tommy Lakes and one well (0.3 net) at Loon Lake.

For 2005, total capital expenditures for field operations were $43.0 million, excluding the amount recorded for asset retirement obligations. Fifty-eight percent of this capital was spent at Tommy Lakes, 10 percent at Medicine Hat, 10 percent at Pouce Coupe, seven percent on other gas properties and 15 percent on our Red Earth oil properties, predominately at Loon Lake. During 2005 Focus continued to maximize the value of our existing asset base and acquired properties through the drill bit.

Focus invested $10.2 million in 2005 to acquire production and undeveloped land immediately to the south of its Tommy Lakes property. The acquired production of approximately 0.9 Mmcf/d and 19 bbls/d of associated natural gas liquids is 100% working interest and is tied in to the Focus owned and operated gathering system and facilities. The acquisition also included 33,550 gross acres of undeveloped land, the evaluation of which may lead to expansion of the Trust's drilling inventory at Tommy Lakes over the coming years.

Focus will be drilling actively in 2006 with a capital budget for field operations of approximately $45 million. Development is expected to continue at Tommy Lakes, Pouce Coupe, Loon Lake, Sylvan Lake and Medicine Hat. We continue to work diligently to ensure that our capital dollars are spent as effectively as possible and that we do everything we can to minimize the impact of rising service costs. There will be a continued emphasis on natural gas development and on those projects that we operate and control.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2005 Focus had a working capital deficit of $5.0 million compared with a working capital deficit of $6.7 million at December 31, 2004. The working capital deficit has increased from the $0.8 million at September 30, 2005, largely due to the winter development program which commenced in the fourth quarter of 2005 at Tommy Lakes. On a monthly basis, there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month-end and accrued revenue and royalties for the current month.

Long-term debt at December 31, 2005 was $87.5 million compared with $74.5 million at December 31, 2004 and $93.5 million at September 30, 2005. Focus had a $130 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at December 31, 2005. The credit facility revolves until May 24, 2006, whereupon it may be renewed for a further 364-day term subject to a review by the lenders.

Long-term debt less working capital increased $11.4 million during 2005. This change primarily resulted from the following factors.

- Funds flow from operations of $116.4 million plus $1.8 million of debt were used to fund $73.7 million in distributions declared to unitholders, $43.0 million invested in capital expenditures for field operations and $1.3 million of net contributions to the reclamation fund.
- The Tommy Lakes acquisition and other minor acquisitions were financed with bank credit facilities for $10.4 million.
- Proceeds were $0.8 million from the issuance of equity pursuant to the exercise of Unit Appreciation Rights.

Focus plans to finance its program for development drilling and enhancement of production primarily through *investing approximately 30 to 35 percent of funds flow. Capital expenditures, including acquisitions, above this level* will be financed through a combination of funds flow, debt and equity by issuing units from treasury.

Capitalization Table (thousands except per-unit amounts)	**December 31, 2005**	December 31, 2004
Long-term debt	**$ 87,500**	$ 74,500
Plus: working capital deficiency	**5,018**	6,657
Total debt	**$ 92,518**	$ 81,157
Units outstanding and issuable for exchangeable shares	**37,456**	37,223
Market price	**$ 25.72**	$ 19.97
Market capitalization	**$ 963,368**	$743,343
Total capitalization	**$1,055,886**	$824,501
Total debt as a percentage of total capitalization	**8.8%**	9.8%
Funds flow from operations	**$ 116,368**	$ 89,567
Total debt to funds flow	**0.8**	0.9

2005 CASH DISTRIBUTIONS

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution Per Unit
January 29, 2005	January 31, 2005	February 15, 2005	$0.16
February 24, 2005	February 28, 2005	March 15, 2005	$0.16
March 29, 2005	March 31, 2005	April 15, 2005	$0.16
April 27, 2005	April 30, 2005	May 16, 2005	$0.16
May 27, 2005	May 31, 2005	June 15, 2005	$0.16
June 28, 2005	June 30, 2005	July 15, 2005	$0.16
July 27, 2005	July 31, 2005	August 15, 2005	$0.16
August 29, 2005	August 31, 2005	September 15, 2005	$0.18
September 28, 2005	September 30, 2005	October 17, 2005	$0.18
October 27, 2005	October 31, 2005	November 15, 2005	$0.18
November 28, 2005	November 30, 2005	December 15, 2005	$0.18
December 28, 2005	December 31, 2005	January 16, 2006	$0.18
Total			$2.02

Focus declared distributions of $2.02 per unit in respect of 2005 production. Monthly distributions were increased from $0.16 per month to $0.18 per month beginning with the September 15th distribution in 2005.

On January 13, 2006, Focus announced an increase in monthly distributions to $0.19 per unit per month for the first quarter of 2006.

The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	**Three Months Ended December 31, 2005**	**Year Ended December 31, 2005**	Year Ended December 31, 2004
Funds flow from operations (thousands)	**$32,350**	**$116,368**	$89,567
Funds flow from operations per Total Unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	**$ 0.86**	**$ 3.12**	$ 2.49
Distributions per unit declared	**$ 0.54**	**$ 2.02**	$ 1.80
Payout ratio – per-unit basis	**63%**	**65%**	72%
Cash distributions declared to unitholders; exchangeable shares do not receive cash distributions (thousands)	**$19,799**	**$ 73,677**	$61,439
Payout ratio – dollar basis	**61%**	**63%**	69%

Taxation of Cash Distributions

Focus Energy Trust, for purposes of the Canadian Income Tax Act, is treated as a mutual fund trust and each year the Trust files an income tax return with the taxable income allocated to the unitholders. Distributions paid to the unitholders may be both a return on capital (income) and a return of capital. The allocation between these two streams is dependent upon the income tax deductions that the Trust is able to claim against the income it earns. The return of capital portion reduces the adjusted cost base of the trust units held. The Trust has net income for each year that is required to be calculated on an accrual basis of accounting. Net income includes all interest income from FET and other income that accrues to the Trust to the end of the year. Under the Trust Indenture, net income of the Trust for each year will be paid or payable by way of cash distributions to the unitholders. Taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year and a deduction relating to income tax pools residing at the Trust level. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income is allocated to unitholders. Any taxable income relating to a payable amount is allocated to unitholders of record at December 31, 2005, and each unitholder receives a pro rata share of that payable amount on January 16, 2006.

For 2005, cash distributions will be 99 percent taxable income (return on capital) and one percent tax deferred (return of capital). For a more detailed breakdown, as well as tax information for U.S. investors, please visit our website at www.focusenergytrust.com.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 17 of the notes to consolidated financial statements for further details.

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at December 31, 2005.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Evaluation of Disclosure Controls and Procedures

The Trust maintains a Disclosure Committee (the "Committee") that is responsible for ensuring that all public and regulatory disclosures are sufficient, timely and appropriate, and that disclosure controls and procedures are operating effectively. The Committee consists of the Chief Executive Officer and each of the Vice Presidents. As at the end of the period covered by this report, the design and operating effectiveness of the Trust's disclosure controls were evaluated by the Chief Executive Officer and the Chief Financial Officer. According to this evaluation, the Trust's disclosure controls and procedures are effective to ensure that any material, or potentially material, information is made known to the Committee and is properly included in this report. This evaluation took into consideration Focus' Disclosure, Confidentiality & Trading Policy and the functioning of its senior management, board of directors and board committees.

OUTLOOK – 2006

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas producing regions.

The following chart summarizes Focus' 2006 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2006, Focus will continue its active drilling and development programs on the significant development opportunities on its major properties. It is anticipated that these development activities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2006 Expectations	
Average annual production	9,750 - 10,250 BOE/D
Weighting to natural gas	75%
Production expenses per BOE	$4.25 - $4.75
Cash G&A expenses per BOE	$1.55 - $1.70
Capital expenditures - field	$45 million
Average annual payout ratio	65% - 70%
Approximate taxable portion of distributions	100%
Funds from operations/net debt	Under 1x

The table below shows the potential impact on the Trust's funds flow (before price protection) resulting from changes to the business environment or operations.

		Change to Funds Flow	
	Change	$000's	$/Unit
Business Environment			
Price per barrel of crude oil (US$ WTI)	$1.00	772	0.021
Price per mcf of natural gas (CDN$ AECO)	$0.25	3,073	0.083
US/CDN exchange rate	$0.01	1,526	0.041
Interest rate on debt	1%	828	0.022
Operations			
Oil production - bbls/d	100	1,767	0.047
Gas production - mcf/d	1,000	2,459	0.066
Operating expenses ($ per BOE)	$0.25	935	0.025
Cash G&A expenses ($ per BOE)	$0.25	935	0.025

Focus is committed to increasing the long term value of the Trust to unitholders. The following goals are the foundation of our commitment to value creation:

- Maximize the value of existing assets;
- Attract and retain the best value creation team in the business;
- Pursue quality acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Surface value through operational expertise and control; and
- Maintain financial flexibility and strength.

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of Focus' natural gas areas are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus completed major acquisitions at Tommy Lakes in April 2004 and Medicine Hat in September 2004. The Tommy Lakes acquisition was financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.

- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

Summary of Quarterly Results

($ thousands except as indicated)	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1
FINANCIAL								
Oil and gas revenues, before royalties [1]	**52,315**	**48,790**	**46,583**	**43,981**	39,233	37,979	42,284	30,677
Funds flow from operations	**32,350**	**29,773**	**27,436**	**26,809**	23,241	21,926	25,961	18,438
Per unit – basic	**$0.86**	**$0.80**	**$0.73**	**$0.72**	$0.63	$0.59	$0.70	$0.57
Cash distributions per trust unit	**$0.54**	**$0.52**	**$0.48**	**$0.48**	$0.48	$0.45	$0.45	$0.42
Payout ratio – per-unit basis	**63%**	**65%**	**66%**	**67%**	78%	76%	64%	74%
Net income [2]	**17,858**	**17,573**	**14,682**	**13,351**	14,223	10,508	14,877	11,150
Per unit – basic [2]	**$0.49**	**$0.48**	**$0.40**	**$0.37**	$0.41	$0.30	$0.44	$0.38
Capital expenditures	**10,865**	**5,658**	**3,962**	**22,475**	11,325	1,528	857	11,445
Acquisition expenditures, net	**(33)**	**10,394**	**-**	**77**	1,190	18,580	109,945	(15)
Long-term debt plus working capital	**92,518**	**94,252**	**88,965**	**94,548**	81,158	75,235	60,690	(39,893)
Total Units - outstanding (000's)	**37,456**	**37,418**	**37,339**	**37,290**	37,223	37,094	37,016	36,923
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	**1,714**	**1,718**	**1,779**	**1,850**	1,903	1,932	2,027	2,122
NGLs (bbls/d)	**762**	**833**	**770**	**743**	724	776	703	472
Natural gas (mcf/d)	**42,629**	**44,910**	**46,997**	**43,575**	43,080	44,903	50,913	31,902
BOE (@ 6:1)	**9,582**	**10,036**	**10,382**	**9,856**	9,807	10,191	11,215	7,911

(1) 2004 Q4 and prior have been restated to break out transportation system charges separately (increases revenue and records this expense separately).

(2) 2005 Q1 and prior have been restated for the change in accounting policy, EIC-151 "Exchangeable Shares Issued by Subsidiaries of Income Trusts" as described in Note 3 of the notes to consolidated financial statements.

APPENDIX A – CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets (unaudited)

(thousands)	December 31, 2005	December 31, 2004 (Restated – Note 3)
ASSETS		
Current assets		
Cash and cash equivalents	**$ 4,696**	$ 44
Accounts receivable	**21,065**	20,221
Prepaid expenses and deposits	**1,952**	1,698
	27,713	21,963
Petroleum and natural gas properties and equipment [note 4]	**430,865**	413,800
Goodwill	**5,100**	5,100
Reclamation fund [note 7]	**2,711**	1,923
	$466,389	$442,786
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 26,127**	$ 22,864
Cash distributions payable	**6,604**	5,756
	32,731	28,620
Long-term debt [note 8]	**87,500**	74,500
Asset retirement obligation [note 6]	**15,090**	11,461
Future income taxes [note 16]	**81,634**	82,339
	216,955	196,920
NON-CONTROLLING INTEREST		
Exchangeable shares [note 9]	**4,131**	4,934
UNITHOLDERS' EQUITY		
Unitholders' capital [note 10]	**244,426**	230,478
Contributed surplus [note 11]	**1,135**	499
Accumulated income [note 12]	**(258)**	9,955
	245,303	240,932
Commitments and contingencies [note 17]		
	$466,389	$442,786

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (unaudited)

(thousands except per-unit amounts)	Three Months Ended December 31, 2005	2004	Years Ended, December 31, 2005	2004
		(Restated – Note 3)		(Restated – Note 3)
Revenue				
Production revenue	**$ 52,315**	$ 39,233	**$191,669**	$150,173
Royalties	**(11,945)**	(8,578)	**(44,067)**	(34,551)
Alberta Royalty Tax Credit	**126**	133	**490**	475
Facility income	**384**	527	**1,950**	2,597
Interest income	**11**	41	**40**	229
	40,891	31,356	**150,082**	118,923
Expenses				
Transportation system charges	**2,415**	2,400	**9,931**	9,584
Production	**4,068**	3,390	**14,948**	11,789
General and administrative	**1,733**	1,494	**6,768**	5,526
Interest and financing	**945**	837	**3,531**	2,516
Depletion and depreciation [note 4]	**13,291**	12,616	**53,916**	43,826
Accretion on asset retirement obligation [note 6]	**271**	166	**889**	664
	22,723	20,903	**89,983**	73,905
Income before income taxes	**18,168**	10,453	**60,099**	45,018
Income and other taxes [note 16]				
Future income tax reduction	**(50)**	(4,982)	**(5,678)**	(10,503)
Current and large corporations tax	**(6)**	395	**876**	1,421
	(56)	(4,587)	**(4,802)**	(9,082)
Non-controlling interest – exchangeable shares	**366**	495	**1,437**	3,020
Net income for the period	**17,858**	14,545	**63,464**	51,080
Accumulated income, beginning of period				
As previously reported	**1,683**	33,548	**31,750**	33,561
Retroactive adjustment for changes in accounting policies [note 3]	**-**	(20,890)	**(21,795)**	(13,247)
As restated	**1,683**	12,658	**9,955**	20,314
Cash distributions	**(19,799)**	(17,248)	**(73,677)**	(61,439)
Accumulated income, end of period	**(258)**	9,955	**(258)**	9,955
Net income per unit [note 15]				
Basic	**$ 0.49**	$ 0.41	**$ 1.74**	$ 1.52
Diluted	**$ 0.48**	$ 0.40	**$ 1.71**	$ 1.49

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

(thousands)	Three Months Ended, December 31, 2005	Three Months Ended, December 31, 2004	Years Ended, December 31, 2005	Years Ended, December 31, 2004
		(Restated – Note 3)		(Restated – Note 3)
Operating activities				
Net income for the period	**$17,858**	$14,545	**$ 63,464**	$ 51,080
Add non-cash items:				
Non-controlling interest – exchangeable shares	**366**	495	**1,437**	3,020
Non-cash general and administrative expenses [notes 10 & 11]	**614**	401	**2,340**	1,480
Depletion and depreciation	**13,291**	12,616	**53,916**	43,826
Accretion on asset retirement obligation	**271**	166	**889**	664
Future income tax recovery	**(50)**	(4,982)	**(5,678)**	(10,503)
Reclamation Costs	**(34)**	(124)	**(632)**	(124)
Net change in non-cash working capital items	**4,502**	5,000	**(992)**	1,942
	36,818	28,117	**114,744**	91,385
Financing activities				
Proceeds from issue of trust units (net of costs)	**-**	19	**-**	70,419
Proceeds from exercise of unit appreciation rights	**90**	695	**813**	854
Increase (decrease) in long-term debt	**(6,000)**	1,760	**13,000**	53,163
Cash distributions paid	**(19,790)**	(16,871)	**(72,829)**	(59,608)
	(25,700)	(14,397)	**(59,016)**	64,828
Investing activities				
Capital asset additions	**(10,865)**	(11,325)	**(43,035)**	(25,156)
Acquisition expenditures [note 5]	**33**	(1,190)	**(10,363)**	(130,182)
Reclamation fund contributions, net of costs	**(55)**	-	**(788)**	(893)
Net change in non-cash working capital items	**3,065**	(1,242)	**3,110**	62
	(7,822)	(13,757)	**(51,076)**	(156,169)
Increase in cash and cash equivalents during the period	**3,296**	(37)	**4,652**	44
Cash and cash equivalents, beginning	**1,400**	81	**44**	-
Cash and cash equivalents, ending	**$ 4,696**	$ 44	**$ 4,696**	$ 44

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

December 31, 2005 and 2004 (unaudited)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Pursuant to the terms of a net profits interest agreement (the "NPI Agreement"), the Trust is entitled to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd. and Focus BC Trust, wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to the NPI Agreement.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a) Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd. and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships. All inter-entity transactions and balances have been eliminated.

b) Petroleum and Natural Gas Properties and Equipment

The Trust follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of acquiring petroleum and natural gas properties and related development costs, whether productive or unproductive, are capitalized and accumulated in one Canadian cost centre, including asset retirement costs. Such costs include acquisition, drilling, geological, geophysical, and equipment costs and overhead expenses related to the properties and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined in the period that proved reserves are attributable to the properties or impairment has occurred. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the properties and equipment are capitalized. Gains or

losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion by 20 percent or more.

Depletion of petroleum and natural gas properties and depreciation of equipment are provided for using the unit-of-production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers calculated in accordance with National Instrument 51-101. Production and reserves of natural gas are converted to equivalent barrels of crude oil based on the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less costs of unproved properties, less the estimated future net realizable value of production equipment and facilities, plus provision for future development costs and future asset retirement costs of proved undeveloped reserves.

c) Cost Impairment Test

The Trust places a limit on the aggregate carrying value of petroleum and natural gas properties and equipment, which may be amortized against revenues of future periods (the "cost impairment test"). The cost impairment test requires an evaluation of petroleum and natural gas assets in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

Cost impairment is recognized if the carrying amount of the petroleum and natural gas properties exceeds the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. Cash flows are calculated based on third party quoted forward prices, adjusted for the Trust's contract prices and quality differentials.

Upon recognition of impairment, the Trust would then measure the amount of impairment by comparing the carrying amounts of the petroleum and natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves. The Trust's risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying amount above the net present value of the Trust's future cash flows would be recognized as a permanent impairment.

The cost of unproved properties is excluded from the cost impairment test calculation and subject to a separate impairment test.

d) Asset Retirement Obligation

The Trust uses the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

e) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business. Net identifiable liabilities of the acquired business include an estimate of future income taxes. The goodwill balance is assessed for impairment annually at year end or more frequently if events change and circumstances indicate that the asset might be impaired. The test for impairment is the comparison of the carrying amount to the fair value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities at their fair values. The excess of this allocation is the fair value of goodwill. Any excess of the book value of goodwill over this implied value is the impairment amount. Impairment is charged to income in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

An impairment test of goodwill was completed at December 31, 2005 resulting in no impairment amount.

f) Financial Instruments

The Trust uses financial instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust's policy is not to use financial instruments for speculative or trading purposes. Gains and losses on contracts which constitute effective hedges are recognized in production income at the time of sale of the related production. Financial instruments which do not qualify as hedges are recorded on a mark-to-market basis at the balance sheet date with the resulting gains or losses being taken into income in the period.

g) Income Taxes

Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income tax expense or liability has been made in the Trust.

In the Trust structure, payments are made between the Company and the Trust which result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

h) Unit-Based Compensation Plan

The Trust has a unit-based compensation plan (the "Plan") for employees, directors and consultants of the Trust and its subsidiaries which are described in Note 11. Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Compensation expense is based on the fair value of the unit-based compensation at the date of grant using a modified Black Scholes option pricing model. The fair value method has been adopted prospectively with rights granted in 2003. The pro forma impact for rights granted for the period from August 23, 2002 to December 31, 2002 using the fair value method is disclosed in Note 11.

Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders' capital.

The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

i) Per-Unit Amounts

Net income per unit is calculated using the weighted average number of units outstanding during the year. Diluted net income per unit includes additional trust units for the dilutive impact of the Rights Plan and exchangeable shares converted at the average exchange rate. The treasury stock method is used to determine the dilutive effect of unit-based compensation. The treasury stock method assumes that the proceeds received from the exercise of in-the-money trust unit rights are used to repurchase units at the average market rate during the period. The weighted average number of units outstanding is then adjusted by the net change. Net income is also increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

j) Revenue Recognition

Revenue associated with sales of crude oil, natural gas, and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

k) Joint Operations

Certain of the Trust's exploration and production activities are conducted jointly with others. The accounts of the Trust reflect its proportionate interest in such activities.

l) Cash and Cash Equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of funds on deposit for various terms. Cash and cash equivalents are stated at cost which approximates fair value.

m) Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

n) Transportation System Charges

The Trust records revenue gross of transportation system charges and a transportation system charge on the income statement.

o) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

The Trust's most significant properties in terms of production and capital expenditures are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months.

3. CHANGES IN ACCOUNTING POLICY

a) Non-Controlling Interest – Exchangeable Shares

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of this change in accounting policy, the Trust has presented non-controlling interest of $4.1 million and $4.9 million, respectively, in the Trust's consolidated balance sheet as at December 31, 2005 and 2004. Net income has been reduced for net income attributable to the non-controlling interest of $1.4 million and $3.0 million, respectively, for the years ended December 31, 2005 and 2004. Net income per trust unit-basic decreased $0.23 and $0.14, respectively, for the years ended December 31, 2005 and 2004. Net income per trust unit-diluted decreased $0.23 and $0.16, respectively, for the years ended December 31, 2005 and 2004.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This resulted in an increase in petroleum and natural gas properties and equipment of $111.8 million and $111.3 million respectively, an increase to unitholders' capital of $102.0 million and $91.1 million respectively, and an increase in the future income tax liability of $38.4 million and $38.6 million respectively at December 31, 2005 and 2004.

Opening accumulated income for 2005 and 2004 was decreased by $21.8 million and $13.2 million respectively for the cumulative impact of this change in accounting policy. The new accounting policy also resulted in a change in the calculation of weighted average trust units. Previously, weighted average trust units included outstanding exchangeable shares at the period end exchange ratio whereas under the new accounting policy, the weighted average trust units excludes trust units issuable for exchangeable shares.

There was no change to cash flow from operations as a result of this change in accounting policy.

b) Accumulated Income

Effective January 1, 2005 the Trust has presented accumulated income net of accumulated cash distributions paid or payable to unitholders on the balance sheet.

4. PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT

(thousands)	2005	2004
Petroleum and natural gas properties and equipment, at cost	$655,693	$584,712
Accumulated depletion and depreciation	(224,828)	(170,912)
Petroleum and natural gas properties and equipment, at cost, net	$430,865	$413,800

The calculation of depletion and depreciation in 2005 included an estimate of $61.6 million (2004 - $47.5 million) for future development costs and $3.4 million (2004 – $4.1 million) for future asset retirement costs associated with proved undeveloped reserves. Unproved property costs of $4.7 million (2004 - $3.1 million) and estimated net realizable value of production equipment and facilities of $25.0 million (2004 - $21.9 million) were excluded from the depletion calculation.

The Trust performed a cost impairment test at December 31, 2005 to assess the recoverable amount of the net carrying value of petroleum and natural gas properties and equipment. Future prices for crude oil and natural

gas were obtained for the period 2006 to 2010 inclusive from the Trust's year-end independent reserve evaluations and then escalated based on escalation factors in the same evaluations. Based on these assumptions, the present value of future net revenues from the Trust's proved plus probable reserves exceeded the carrying value of the Trust's net carrying value of the petroleum and natural gas properties and equipment.

The future prices used for the cost impairment test for December 31, 2005 are as follows:

Consultant's Price Forecasts	2006	2007	2008	2009	2010
Crude Oil - WTI ($U.S/bbl)	$60.00	$57.50	$55.00	$52.50	$50.00
Natural Gas - AECO ($CDN/Mmbtu)	$10.54	$ 9.52	$ 8.32	$ 7.71	$ 7.10

5. ACQUISITION EXPENDITURES

(thousands) Area	Effective	Year ended December 31, 2005	Year Ended December 31, 2004
Tommy Lakes, B.C.	April 1, 2004	$ -	$110,075
Medicine Hat, Alberta	September 1, 2004	-	19,090
Medicine Hat, Alberta	October 1, 2004	-	1,145
Tommy Lakes, B.C.	May 1, 2005	10,215	-
Other		148	(128)
		$10,363	$130,182

6. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $35.8 million which will be incurred between 2006 and 2020. The majority of the costs will be incurred after 2020. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	December 31, 2005	December 31, 2004
Balance, beginning of period	$11,461	$ 7,442
Accretion expense	889	664
Liabilities incurred		
Acquisitions	366	1,939
Development activity and change in estimates	3,006	1,540
Settlement of liabilities	(632)	(124)
Balance, end of period	$15,090	$11,461

7. RECLAMATION FUND

(thousands)	2005	2004
Balance as at January 1	$1,923	$1,030
Contributions (net of reclamation costs)	788	893
Balance as at December 31	$2,711	$1,923

A reclamation fund was established to fund the payment of environmental and site reclamation costs. Annual contributions will be made to the reclamation fund such that the currently estimated future environmental and site reclamation costs will be funded after 20 years. The Company may use the reclamation fund for purposes of funding its environmental and site reclamation costs. The reclamation fund is held on deposit at a Canadian financial institution.

8. LONG-TERM DEBT

The Trust has a $130 million revolving syndicated credit facility among four Canadian financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. At December 31, 2005, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at December 31, 2005 is approximately 4.3 percent.

The credit facility will revolve until May 24, 2006, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

9. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to December 31, 2005, a total of 417,128 exchangeable shares were converted into 546,473 trust units at exchange ratios prevailing at the time. At December 31, 2005, the exchange ratio was 1.37265 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The Company may redeem all but not less than all of the outstanding exchangeable shares at any time when the aggregate number of issued and outstanding exchangeable shares is less than 1,000,000. The Company will, at least 45 days prior to any redemption date, provide the registered holders with written notice of the prospective redemption. The redemption price is equal to that described previously. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

	Number of Shares		Consideration (thousands)	
Exchangeable Shares of FET Resources Ltd.	2005	2004	2005	2004
Balance as at January 1	977,346	3,245,650	$4,934	$10,539
Net income attributable to non-controlling interest			1,437	3,019
Exchanged for trust units	(417,128)	(2,268,304)	(2,240)	(8,624)
Balance as at December 31	560,218	977,346	$4,131	$ 4,934

For the year ended December 31, 2005 the Trust retroactively adopted EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net income must be reduced by the amount of net income attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

10. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

Trust Units of Focus Energy Trust	Number of Units 2005	2004	Consideration (thousands) 2005	2004
Balance as at January 1	35,973,651	28,034,233	$230,478	$115,095
Issued on conversion of exchangeable shares (i)	546,473	2,760,027	11,479	42,930
Issued pursuant to the Executive Bonus Plan (ii)	67,293	72,391	1,408	1,128
Issued for cash (iii)	-	5,000,000	-	74,500
Trust unit issue expense	-	-	-	(4,081)
Exercise of Unit Appreciation Rights (iv)	99,750	107,000	1,061	906
Balance as at December 31, 2005	36,687,167	35,973,651	$244,426	$230,478

(i) *Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion*

(ii) *Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.*

(iii) *Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004*

(iv) *Exercise of Unit Appreciation Rights includes cash consideration of $813,123 (2004 - $854,040) and contributed surplus credit of $247,446 (2004 - $52,497).*

11. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights, but the number of units reserved for issuance upon the exercise of rights shall not at any time exceed five percent of the aggregate number of issued and outstanding units of the Trust and including the number of units which may be issued on the exchange of the outstanding exchangeable shares. To December 31, 2005 a total of 227,250 units had been issued pursuant to the exercise of rights under the Plan, and 1,797,750 units are reserved for issuance under the Plan. With respect to the 1,797,750 units reserved for issuance under the Plan, a total of 1,311,100 rights have been granted.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2005		2004	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,113,100	$ 11.78	665,500	$ 9.74
Granted	337,750	$ 21.68	571,150	$ 16.31
Exercised	(99,750)	$ 8.15	(107,000)	$ 7.42
Cancelled	(40,000)	$ 15.10	(16,550)	$ 14.01
Before reduction of exercise price	1,311,100	$ 14.51	1,113,100	$ 13.27
Reduction of exercise price	-	$ (1.99)	-	$ (1.49)
Balance as at December 31	1,311,100	$ 12.52	1,113,100	$ 11.78

- The average exercise price at the grant date is $15.89 ($13.74 for 2004).
- The average contractual life of the rights outstanding is 3.21 years (3.79 years for 2004).
- The number of rights exercisable at December 31, 2005 is 273,500 (123,250 for 2004).
- The average value at the grant date for the year ended December 31, 2005 is $4.77 ($3.41 for 2004).

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $884,362 for the year ended December 31, 2005. The Trust recorded non-cash compensation expense of $305,489 for the year ended December 31, 2004.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $136,759 (2004 - $137,133) which would result in no change to net income per trust unit on a basic and diluted basis in 2005 and 2004.

The fair value of rights granted in 2005 was estimated using a modified Black Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.62 percent, volatility of 35 percent, life of 4.4 years and a dividend yield rate of 9.5 percent. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

12. ACCUMULATED INCOME

(thousands)	2005	2004
Accumulated income, before cash distributions	$186,958	$123,495
Accumulated cash distributions	(187,216)	(113,540)
Balance as at December 31	$ (258)	$ 9,955

13. FINANCIAL INSTRUMENTS

The Company's financial instruments included in the balance sheet consist of accounts receivable, other receivables, accounts payable and accrued liabilities and bank debt.

Credit risk:
The Company's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

Interest rate risk:
The Company is also exposed to interest rate risk to the extent that long-term debt is at a floating rate of interest.

Fair values:
The fair values of short-term financial instruments, being accounts receivable, accounts payable and accrued liabilities and cash distributions payable approximate their carrying values due to their short term to maturity. The fair value of long-term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at December 31, 2005, which have no book value, was a cost of $3.3 million.

Financial Contracts	Daily Quantity	Contract Price			Price Index	Term
Crude oil	300 bbls	$	72.97	Cdn	WTI	January 2006 – December 2006
	400 bbls	$	55.05–65.05	Cdn	WTI	January 2006 – December 2006
Natural gas	7,000 GJ	$	8.11-9.26	Cdn	AECO	November 2005 – March 2006
	7,000 GJ	$	7.57-8.60	Cdn	AECO	April 2006 – October 2006
	7,000 GJ	$	8.75-10.02	Cdn	AECO	April 2006 – October 2006
	6,000 GJ	$	10.30	Cdn	AECO	April 2006 – October 2006
	7,000 GJ		11.92	Cdn	AECO	November 2006 – March 2007
	6,000 GJ	$	9.63-10.93	Cdn	AECO	November 2006 – March 2007*

** contract entered into subsequent to December 31, 2005*

14. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at December 31, 2005, which have no book value, was a cost of $3.6 million.

Physical Sales Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	7,000 GJ	$8.55	Cdn	November 2005 – March 2006
	7,000 GJ	$7.25	Cdn	November 2005 – March 2006
	7,000 GJ	$7.62	Cdn	November 2005 – March 2006
	3,000 GJ	$8.67	Cdn	April 2006 – October 2006*
	3,000 GJ	$8.30	Cdn	April 2006 – October 2006*

** contract entered into subsequent to December 31, 2005*

15. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the year ended December 31 are based on the weighted average number of trust units outstanding in 2005 of 36,432,905 (2004 of 33,605,800).

Diluted calculations for the year ended December 31 include additional trust units for the dilutive impact of the Rights Plan in 2005 of 564,620 (2004 of 327,465) and 910,887 exchangeable shares (2004 of 2,297,247) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the year ended December 31:

(thousands)		2005		2004
Interest paid	$	3,345	$	1,986
Interest received	$	40	$	76
Taxes paid	$	791	$	1,453
Cash distributions paid	$	72,829	$	59,608

16. INCOME TAXES

Effective July 1, 2005, the British Columbia government enacted a reduction in corporate income tax rates from 13.5 percent to 12.0 percent and effective April 1, 2004, the Alberta government enacted a reduction in corporate income tax rates from 12.5 percent to 11.5 percent. In 2003, Royal Assent was received legislating the reduction of the general corporate income tax rate on income from resource activities from 28 percent to 21 percent and for the elimination of the existing 25 percent resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid, to be phased in over a five-year period.

The Trust's expected future income tax rate is approximately 34 percent at December 31, 2005 compared to 35 percent at December 31, 2004. The Trust recorded a future income tax recovery of $5.7 million in 2005. This amount includes a recovery of $5.2 million relating to accounting for non-controlling interest – exchangeable shares ($6.3 million in 2004).

The Trust recognized future income tax liabilities of $6.3 million in 2004 related to the acquisitions of the Tommy Lakes partnership interest and of a private company.

Certain of the Trust's assets are held by entities which transfer taxable income to unitholders. The excess of the carrying value of these assets over the tax value is $84.4 million.

The provision for future income taxes is different from the amount computed by applying the combined statutory Canadian Federal and Provincial income tax rate to income for the period before income taxes. The differences are as follows:

(thousands)	2005	2004
Income before income and other taxes and non-controlling interest – exchangeable shares	$60,099	$45,018
Statutory combined federal and provincial income tax rate	38.08%	39.4%
Expected income tax expense at statutory rates	$22,885	$17,739
Add (deduct) the income tax effect of:		
Non-deductible crown charges	9,969	9,415
Resource allowance	(8,781)	(7,978)
Alberta Royalty Tax Credit	(121)	(164)
Reduction in corporate tax rate	(1,832)	(3,416)
Income attributable to the Trust, not subject to income tax	(28,779)	(24,178)
Capital tax	836	1,073
Other	1,021	(1,573)
Income and other taxes	$ (4,802)	$ (9,082)

The components of the future tax liability at December 31 are as follows:

(thousands)	2005	2004
Capital assets in excess of tax value	$87,973	$87,461
Provision for asset retirement obligation	(5,170)	(4,015)
Other	(1,169)	(1,107)
Future income taxes	$81,634	$82,339

17. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2006	2007-2008	2009-2010	2011 and thereafter
Office premises	1,898	150	932	816	-
Operating leases	632	284	348	-	-
Mineral and surface leases(2)	3,954	659	1,318	1,318	659
Transportation and processing	27,196	10,733	7,594	2,487	6,382
Asset retirement obligations(3)	15,090	319	470	657	13,644
Total contractual obligations	48,770	12,145	10,662	5,278	20,685

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 13 and 14.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2006 to 2011 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2011 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

Focus Energy trust units trade on the TSX under the symbol FET.UN and the exchangeable shares of FET Resources Ltd. trade on the TSX under the symbol FTX.

For further information please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance, and Chief Financial Officer

Focus Energy Trust
Suite 3300, 205 – 5 Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Fax: (403) 781-8408

APPENDIX B - RESERVES INFORMATION

The following cautionary statements are specifically required by NI 51-101.

1. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. There is no assurance that the constant price and cost assumptions and forecast prices and costs assumptions will be attained and variances could be material.

2. Disclosure provided herein in respect of BOE may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio of 6 mcf:1 bbl has been used in all cases in this disclosure. This BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

3. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during the year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

4. Estimates of reserves and future net revenues for individual properties may not reflect the same confidence level as estimates of reserves and future net revenues for all properties due to the effects of aggregation.

5. In all cases, the F&D or FD&A cost is calculated by dividing the identified capital expenditures by the applicable reserves additions.

2005 RESERVES SUMMARY

Company Gross Reserves at December 31, 2005
(before deduction of royalties payable, not including royalties receivable)
(based on Forecast Prices and Costs)

	Light Crude Oil (mbbl)	Natural Gas (Mmcf)	NGLs (mbbl)	Oil Equivalent (MBOE)
Proved producing	3,380	95,853	1,841	21,196
Proved non-producing	148	13,186	171	2,516
Total proved developed	3,527	109,039	2,012	23,713
Proved undeveloped	560	36,789	619	7,310
Total proved	4,087	145,828	2,631	31,023
Probable additional	1,521	41,678	789	9,256
Total proved + probable	5,608	187,506	3,420	40,279

Company Net Reserves at December 31, 2005
(after deduction of royalties payable, including royalties receivable)
(based on Forecast Prices and Costs)

	Light Crude Oil (mbbl)	Natural Gas (Mmcf)	NGLs (mbbl)	Oil Equivalent (MBOE)
Proved producing	2,980	76,212	1,455	17,137
Proved non-producing	136	10,168	137	1,968
Total proved developed	3,116	86,380	1,592	19,105
Proved undeveloped	514	29,273	496	5,889
Total proved	3,630	115,653	2,088	24,994
Probable additional	1,375	32,953	628	7,496
Total proved + probable	5,005	148,606	2,716	32,489

1) Numbers may not add due to rounding.

2005 RESERVE RECONCILIATION
Company Gross Reserves
(before deduction of royalties payable, not including royalties receivable)

	Light Crude Oil (mbbl)	Natural Gas (Mmcf)	NGLs (mbbl)	Oil Equivalent (MBOE)
TOTAL PROVED				
December 31, 2004	4,237	148,370	2,601	31,567
Discoveries	26	3,594	64	688
Extensions	82	0	0	82
Improved recovery	0	0	0	0
Technical revisions	382	7,530	200	1,837
Economic factors	0	0	0	0
Acquisitions	0	2,585	54	485
Dispositions	0	0	0	0
Production	(640)	(16,252)	(288)	(3,636)
December 31, 2005	**4,087**	**145,828**	**2,631**	**31,023**
PROBABLE				
December 31, 2004	1,460	46,092	786	9,928
Discoveries	4	526	8	100
Extensions	31	0	0	31
Improved recovery	0	0	0	0
Technical revisions	27	(6,568)	(39)	(1,107)
Economic factors	0	0	0	0
Acquisitions	0	1,629	34	306
Dispositions	0	0	0	0
Production	0	0	0	0
December 31, 2005	**1,521**	**41,678**	**789**	**9,256**
PROVED PLUS PROBABLE				
December 31, 2004	5,697	194,462	3,387	41,495
Discoveries	30	4,120	71	788
Extensions	113	0	0	113
Improved recovery	0	0	0	0
Technical revisions	409	962	161	730
Economic factors	0	0	0	0
Acquisitions	0	4,214	88	790
Dispositions	0	0	0	0
Production	(640)	(16,252)	(288)	(3,636)
December 31, 2005	**5,608**	**187,506**	**3,420**	**40,279**

1) All reserves are based on Forecast Prices and Costs.
2) Numbers may not add due to rounding.

NET PRESENT VALUE SUMMARY

Net Present Value of Future Net Revenue Before Income Taxes – Forecast Prices and Costs
(including ARTC)

($ thousands)	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
Proved producing	716,015	558,523	465,078	403,170	358,914
Proved non-producing	77,992	60,407	50,043	43,169	38,237
Total proved developed	**794,007**	**618,930**	**515,120**	**446,339**	**397,152**
Proved undeveloped	190,853	122,461	85,739	63,526	48,849
Total proved	**984,859**	**741,391**	**600,860**	**509,865**	**446,000**
Probable additional	297,438	162,043	104,053	74,079	56,391
Total proved + probable	**1,282,297**	**903,434**	**704,912**	**583,944**	**502,392**

1) Numbers may not add due to rounding.

December 31, 2005 Price Forecast – Paddock Lindstrom and Associates Ltd.

	WTI Crude Oil $US/bbl	Edmonton Light Crude Oil $CDN/bbl	Henry Hub Natural Gas $US/Mmbtu	AECO C Natural Gas $CDN/Mmbtu	Westcoast Station 2 Natural Gas $CDN/Mmbtu	Exchange Rate $US/$CDN
2006	60.00	69.57	9.85	10.54	10.52	0.85
2007	57.50	66.61	9.00	9.52	9.50	0.85
2008	55.00	63.64	8.00	8.32	8.30	0.85
2009	52.50	60.68	7.50	7.71	7.69	0.85
2010	50.00	57.72	7.00	7.10	7.08	0.85
2011	47.50	54.76	7.14	7.24	7.22	0.85
2012	48.45	55.85	7.28	7.39	7.37	0.85
Escalate thereafter at	2%/yr	2%/yr	2%/yr	2%/yr	2%/yr	0%/yr

Net Present Value of Future Net Revenue Before Income Taxes – Constant Prices and Costs
(including ARTC)

($ thousands)	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
Proved producing	854,403	648,073	526,570	446,970	390,817
Proved non-producing	92,617	69,941	56,576	47,783	41,552
Total proved developed	**947,020**	**718,015**	**583,146**	**494,753**	**432,368**
Proved undeveloped	245,197	158,489	111,488	82,864	63,885
Total proved	**1,192,217**	**876,504**	**694,634**	**577,617**	**496,253**
Probable additional	363,106	201,751	131,196	93,907	71,509
Total proved + probable	**1,555,323**	**1,078,254**	**825,830**	**671,524**	**567,763**

1) Numbers may not add due to rounding.

Constant Prices at December 31, 2005

	Edmonton Light Crude Oil $CDN/bbl	AECO C Natural Gas $CDN/Mmbtu	Westcoast Station 2 Natural Gas $CDN/Mmbtu
2006 and thereafter	68.05	9.50	9.28

FINDING AND DEVELOPMENT COSTS

Company Gross Reserves Excluding the Effect of Acquisitions and Dispositions [1]	**2005**	2004	2003	Three-Year Total
Capital expenditures – $M	**43,035**	25,156	16,589	84,780
Net change in future development capital – $M				
Proved	**13,941**	9,469	(2,506)	20,904
Proved plus probable	**15,885**	3,599	(921)	18,563
Total capital including change in future development capital – $M				
Proved	**56,976**	34,625	14,083	105,684
Proved plus probable	**58,920**	28,755	15,668	103,343
Reserve additions – BOE				
Proved	**2,607**	1,882	(1,153)	3,336
Proved plus probable	**1,630**	1,798	2,143	5,571
Finding and development cost – $/BOE				
Proved	**$21.85**	$18.40	n/a	$31.68
Proved plus probable	**$36.15**	$15.99	$7.31	$18.55

(1) Reserves are based on Forecast Prices and Costs.

FINDING, DEVELOPMENT AND ACQUISITION COSTS

Company Gross Reserves Including the Effect of Acquisitions and Dispositions [(1)]	2005	2004	2003	Three-Year Total
Capital expenditures – $M	**53,398**	154,825	36,805	245,028
Net change in future development capital – $M				
Proved	**14,141**	18,594	(94)	32,641
Proved plus probable	**18,885**	21,360	1,579	41,824
Total capital including change in future development capital – $M				
Proved	**67,539**	173,419	36,711	277,629
Proved plus probable	**72,283**	176,185	38,384	286,852
Reserve additions – BOE				
Proved	**3,092**	12,501	1,247	16,840
Proved plus probable	**2,420**	15,480	4,869	22,769
Finding and development cost – $/BOE				
Proved	**$21.84**	$13.87	$29.44	$16.49
Proved plus probable	**$29.87**	$11.38	$ 7.88	$12.60

(1) Reserves are based on Forecast Prices and Costs.

82-34761

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE MARCH 15, 2006

Calgary, March 1, 2006 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.38750 to 1.39579. Such increase will be effective on March 15, 2006.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
February 28, 2006	1.38750	$0.19	$22.9241	0.00829	March 15, 2006	1.39579

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

82-34761

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST RELEASES 2005 TAX INFORMATION FOR CANADIAN AND U.S. RESIDENT UNITHOLDERS

Calgary, March 1, 2006 — Focus Energy Trust is pleased to provide 2005 tax information for its Canadian and U.S. resident unitholders.

2005 CANADIAN TAX INFORMATION

The following information is intended to assist Canadian holders of trust units of Focus Energy Trust (FET.UN – TSX) in the preparation of their 2005 T1 Income Tax Return. This summary is directed to a unitholder who, for purposes of the Income Tax Act (Canada), is a resident of Canada and holds the units as capital property. Other unitholders are advised to consult with their tax advisor concerning their circumstances.

Trust Units held within an RRSP, RRIF or DPSP

NO AMOUNTS are to be reported on the 2005 income tax return where trust units are held within a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), Deferred Profit Savings Plan (DPSP), or any other such registered plans.

Trust Units held outside of an RRSP, RRIF or DPSP

If the trust unit is held through a broker or other intermediary then the unitholder will receive a T3 Supplementary slip directly from the broker or intermediary, not from the transfer agent (Valiant Trust Company) or from Focus, no later than March 31, 2006.

If the unitholder is a registered holder then the unitholder will receive a T3 Supplementary slip directly from Valiant Trust Company.

The amount reported in Box (26) on the T3 Supplementary slip, "Other Income", should be reported on the 2005 T1 Income Tax Return. The amount reported in Box (42) on the T3 Supplementary slip, "Return of Capital", will, in most circumstances, reduce the unitholder's adjusted cost base of their Focus Energy Trust units. This is discussed in more detail below.

Taxable Income Allocated to Unitholders for 2005 and Taxation Treatment

Focus Energy Trust, for purposes of the Canadian Income Tax Act, is treated as a mutual fund trust and each year the Trust files an income tax return with the taxable income allocated to the unitholders. Distributions paid to the unitholders may be both a return on capital (income) and a return of capital. The allocation between these two streams is dependent upon the income tax deductions that the Trust is able to claim against the income it earns.

For those unitholders who held their Focus Energy Trust units outside of a registered plan, the return on capital or income portion is reported in Box (26) of the T3 Supplementary slip, "Other Income", and should be reported on the 2005 T1 Income Tax Return.

The following table outlines the breakdown of cash distributions per unit paid by Focus Energy Trust with respect to record dates for the period January 31 to December 31, 2005.

Record Date	Payment Date	Distribution Paid	Taxable Income (Box 26 Other Income)	Tax Deferred Amount (Box 42 Return of Capital)
January 31, 2005	February 15, 2005	$0.16	$0.1584	$0.0016
February 29, 2005	March 15, 2005	$0.16	$0.1584	$0.0016
March 31, 2005	April 15, 2005	$0.16	$0.1584	$0.0016
April 30, 2005	May 16, 2005	$0.16	$0.1584	$0.0016
May 31, 2005	June 15, 2005	$0.16	$0.1584	$0.0016
June 30, 2005	July 15, 2005	$0.16	$0.1584	$0.0016
July 31, 2005	August 15, 2005	$0.16	$0.1584	$0.0016
August 31, 2005	September 15, 2005	$0.18	$0.1782	$0.0018
September 30, 2005	October 15, 2005	$0.18	$0.1782	$0.0018
October 31, 2005	November 15, 2005	$0.18	$0.1782	$0.0018
November 30, 2005	December 15, 2005	$0.18	$0.1782	$0.0018
December 31, 2005	January 16, 2006	$0.18	$0.1782	$0.0018
	Total	**$2.02**	**$1.9998**	**$0.0202**

Adjusted Cost Base

In most circumstances, the return of capital portion will reduce the unitholder's adjusted cost base of their Focus Energy Trust units. The adjusted cost base of the units is required in the calculation of a capital gain or capital loss (if capital property to the unitholder) upon the disposition of the units.

Should a unitholder's adjusted cost base ever be reduced below zero, that negative amount is deemed to be a capital gain and the adjusted cost base is deemed to be nil. The capital gain is reported on Schedule 3 of the T1 Income Tax Return.

2005 U.S. TAX INFORMATION

The following information is being provided to assist U.S. individual unitholders of Focus Energy Trust in reporting distributions received from Focus during 2005 on their Internal Revenue Service ("IRS") Form 1040 – U.S. Individual Income Tax Return ("Form 1040") for 2005.

Focus has not obtained a legal or tax opinion, nor has it requested a ruling from the IRS on these matters.

Trust Units Held Outside of a Qualified Retirement Plan

For distributions relating to 2005, 100 percent of the distributions should be considered taxable as dividends to the unitholder for U.S. federal income tax purposes. After consulting with its tax advisors, Focus believes that its distributions should be considered "Qualified Dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003 and should be eligible for the reduced U.S. dividend tax rate. However, the individual taxpayer's situation must be considered before making this determination. Qualified Dividends should be reported on Line 9(b) of the IRS Form 1040, unless the facts of the U.S. individual unitholder determine otherwise. Page 23 of the IRS 2005 Form 1040 instruction booklet

provides examples of individual situations where the distributions would not be "Qualified Dividends". Where the distributions are not considered "Qualified Dividends" due to an individual's situation, the amount should be reported on Schedule B, Part II – Ordinary Dividends and Line 9 (a) of your IRS Form 1040.

For the non-taxable portion of distributions, if any ("Non-Taxable Return of Capital"), a taxpayer must reduce the cost (or other basis) by the amount of non-taxable distributions in calculating the gain or loss on sale of Focus units. If the amount of "Non-Taxable Return of Capital" exceeds your cost (or other basis), report the excess as a capital gain.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet provided by the IRS to determine the amount of tax applicable.

Canadian withholding taxes that have been withheld from the taxable portion of your distributions (as computed under Canadian tax principles) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate or Trust)". Amounts over-withheld should be claimed as a refund from the Canada Revenue Agency and should not be claimed as a credit against your U.S. federal income tax liability. Information regarding the amount of Canadian tax withheld relating to 2005 distributions should be available through your investment advisor or other intermediary and is not available from Focus.

Trust Units Held Within a Qualified Retirement Plan

There should be no amount that is required to be reported as income on an IRS Form 1040 where the Focus trust units are held in a Qualified Retirement Plan.

The information in this release is not meant to be an exhaustive discussion of all possible income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Focus Energy Trust units. Holders or potential holders of trust units should consult their tax advisors as to their particular tax consequences of holding Focus trust units.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

Focus Energy Trust units trade on the TSX under the symbol FET.UN, and the exchangeable shares of FET Resources Ltd. trade on the TSX under the symbol FTX.

For further information, please contact:

Bill Ostlund
Vice President, Finance & Chief Financial Officer
Focus Energy Trust
Suite 3300, 205 – 5 Avenue S.W.
Calgary, Alberta
T2P 2V7
Phone: (403)781-8409
Fax: (403)781-8408

82-34761

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

VIA SEDAR

March 1, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission

Dear Sirs,

Re: Focus Energy Trust
Annual General Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Focus Energy Trust:

Issuer:	Focus Energy Trust
Meeting Type:	Annual General Meeting
CUSIP / ISIN – Trust Units:	CA34415R108
Meeting Date:	May 17, 2006
Record Date of Notice:	March 28, 2006
Record Date of Voting:	March 28, 2006
Beneficial Ownership Determination Date:	March 28, 2006
Class of Securities Entitled to Receive Notice	Trust Units
Class of Securities Entitled to Vote:	Trust Units
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Focus Energy Trust.

Yours truly,

'Signed"
June Lam
Officer, Income Trusts

cc: Focus Energy Trust
Attn: Bill Ostlund

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR FEBRUARY 15, 2006

Calgary, February 15, 2006 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of February production of Cdn. $0.19 per trust unit will be paid on March 15, 2006 to unitholders of record February 28, 2006. The ex-distribution date is February 24, 2006.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE FEBRUARY 15, 2006

Calgary, February 1, 2006 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.37979 to 1.38750. Such increase will be effective on February 15, 2006.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
January 31, 2006	1.37979	$0.19	$24.6326	0.00771	February 15, 2006	1.38750

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

82-34761

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST INCREASES DISTRIBUTIONS TO $0.19 PER UNIT AND PROVIDES UPDATE ON DRILLING ACTIVITY

Calgary, January 13, 2006

Distribution Policy – First Quarter 2006

Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the first quarter of 2006 to increase monthly distributions to $0.19 per trust unit. Further, Focus has declared a distribution of $0.19 per trust unit to be paid on February 15, 2006 in respect of January production, for unitholders of record on January 31, 2006. The ex-distribution date is January 27, 2006.

Record Date	Ex-Distribution Date	Distribution Payment Date	Distribution per Unit
January 31	January 27	February 15, 2006	$0.19
February 28	February 24	March 15, 2006	$0.19 (*)
March 31	March 29	April 17, 2006	$0.19 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

The exchangeable shares of FET Resources Ltd. (FTX — TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares.

Update on Drilling Activity

The Trust is pleased to report on its successful ongoing drilling activity. Focus is approximately three quarters of the way through the drilling phase of the Tommy Lakes winter program, with 100% success to date. Completion and tie-in operations have commenced, with the focus being to bring the entire project to conclusion on time and on budget. The Trust continues to work diligently towards reducing industry cost pressures through innovation and execution efficiencies.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE JANUARY 16, 2006

Calgary, January 3, 2006 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.37265 to 1.37979. Such increase will be effective on January 16, 2006.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
December 31, 2005	1.37265	$0.18	$25.2107	0.00714	January 16, 2006	1.37979

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR JANUARY 16, 2006

Calgary, December 15, 2005 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of December production of Cdn. $0.18 per trust unit will be paid on January 16, 2006 to unitholders of record December 31, 2005. The ex-distribution date is December 28, 2005.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE DECEMBER 15, 2005

Calgary, December 1, 2005 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.36508 to 1.37265. Such increase will be effective on December 15, 2005.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
November 30, 2005	1.36508	$0.18	$23.7631	0.00757	December 15, 2005	1.37265

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409